Filed Pursuant to Rule 424(b)(3)
Registration No. 333-224593

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear GGP Common Stockholders:

On March 26, 2018, GGP Inc., which we refer to as GGP, Brookfield Property Partners L.P., which we refer to as BPY and which, together with certain of BPY’s affiliates, holds approximately 34% of the outstanding shares of GGP common stock, which we refer to as GGP common stock, and Goldfinch Merger Sub Corp., an indirect, wholly owned subsidiary of BPY, which we refer to as Goldfinch, entered into an Agreement and Plan of Merger, which agreement, as amended on June 25, 2018 and as may be further amended from time to time in accordance with its terms, we refer to as the merger agreement, pursuant to which BPY has agreed to acquire GGP, through a series of transactions, resulting in a combined company that will be one of the world’s largest commercial real estate enterprises. We refer to the merger agreement and certain other transaction agreements contemplated by the merger agreement (as described in more detail in the attached joint proxy statement/prospectus) collectively as the Transaction Agreements and the series of transactions contemplated by the Transaction Agreements, including the merger agreement, the Transactions. We refer to holders of GGP common stock as GGP common stockholders.

Under the terms of the merger agreement and the other Transaction Agreements:

•	On the first (1st) business day following receipt of the requisite stockholder approval at the special meeting, as described further below, GGP will file a Certificate of Designations, Preferences and Rights of Series B Preferred Stock of GGP Inc., which we refer to as the series B designations, with the Secretary of State of the State of Delaware authorizing the issuance of a new series of preferred stock, which we refer to as the series B preferred stock. Shares of GGP common stock held by certain affiliates of BPY will then be exchanged for the series B preferred stock pursuant to the amended and restated class B stock exchange agreement, which we refer to as the Brookfield affiliate exchange. At the effective time of the Brookfield affiliate exchange, each share of GGP common stock held by subsidiaries of GGP will also be exchanged for one (1) share of series B preferred stock.

•	Following the Brookfield affiliate exchange, GGP will declare a special dividend payable to the remaining GGP common stockholders (i.e., holders of those shares of GGP common stock that are not exchanged in connection with the Brookfield affiliate exchange), which we refer to as the unaffiliated GGP common stockholders, as of the record date of the pre-closing dividend (not including holders of GGP common stock that are subject to vesting or forfeiture conditions, which we refer to as GGP restricted stock, but including deemed holders of GGP common stock in respect of any in-the-money options to purchase GGP common stock outstanding under any GGP stock plan that were granted prior to January 1, 2018, who we refer to as deemed stockholders), consisting of either cash or class A stock, as described further below, at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash) and subject to proration. We refer to such special dividend as the pre-closing dividend, the number of shares of GGP common stock that are entitled to the pre-closing dividend (which excludes shares of GGP restricted stock but includes deemed shares of GGP common stock in respect of in-the-money options as described herein) as the pre-closing dividend share number and the shares of GGP common stock held by the unaffiliated GGP common stockholders as target shares. For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus. Unaffiliated GGP common stockholders who elect to receive the pre-closing dividend in the form of class A stock will also have the option to exchange all, but not less than all, shares of class A stock that such holder received or is entitled to receive as the pre-closing dividend for limited partnership units of BPY, which we refer to as BPY units. We refer to such exchange, as described in more detail below, as the BPY unit exchange.

•	GGP will then, among other things, (i) amend and restate its certificate of incorporation, which we refer to as the charter amendments, to authorize the issuance of class A stock, class B-1 stock and class C stock, which we refer to as class A stock, class B-1 stock and class C stock, respectively, and to provide the terms governing the class B stock following the charter amendments, which we refer to as the class B stock, (ii) amend and restate its bylaws, which we refer to as the bylaws amendments, and (iii) cause the general partner of GGP Operating Partnership, LP, an operating partnership of GGP which we refer to as GGPOP, to amend and restate the agreement of limited partnership of GGPOP, which we refer to as the GGPOP partnership agreement.

•	Following the charter amendments, shares of series B preferred stock will remain outstanding and will cease to be governed by the terms of the series B designations, and the series B designations will be of no further effect. Series B preferred stock will thereafter be referred to as the class B stock and will instead have solely the rights, powers, preferences and other terms given to the class B stock in the charter amendments (including with respect to any payment of unpaid dividends that accrued pursuant to the terms of the series B designations prior to the filing of the charter amendments).

•	Following the filing of the charter amendments with the Secretary of State of the State of Delaware, which we refer to as the charter amendments closing, and certain other transactions, including recapitalization or financing transactions as BPY may request between the date of the merger agreement and the closing of the Transactions, Goldfinch will merge with and into GGP, with GGP surviving the merger, which we refer to as the merger. Following the consummation of the Transactions, we refer to GGP as BPR (or the surviving corporation).

•	Immediately following the effective time of the merger, BPY or an affiliate of BPY will exchange shares of class A stock distributed as the pre-closing dividend held by any unaffiliated GGP common stockholders who had made an election to receive BPY units for an equal number of BPY units in the BPY unit exchange. Each share of class A stock that BPY or its affiliate received pursuant to the BPY unit exchange will automatically convert into class B-1 stock at a ratio equal to the per share fair market value of class A stock divided by the per share liquidation amount of class B stock. Each share of class B-1 stock shall have terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of a share of class B stock, and references herein to class B stock shall be deemed to be a reference to class B stock and class B-1 stock, as applicable. In the event that (i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units in the BPY unit exchange or (ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend will automatically be exchanged for BPY units in the BPY unit exchange (clause (i) and (ii) are collectively referred to herein as the full BPY exchange). Any shares entitled to make such an election with respect to which the payment agent has not received an effective, properly completed election form on or before 5:00 p.m., Eastern time, on the 25th calendar day following the record date of the pre-closing dividend, or such other time as GGP and BPY shall agree will be deemed to be non-electing shares. Each such non-electing share will be deemed to have made a cash election for purposes of the pre-closing dividend, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock received or is entitled to receive due to proration. For further information regarding non-electing shares, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of the attached joint proxy statement/prospectus.

•	Each share of GGP common stock that is issued and outstanding immediately prior to the effective time of the merger (except for certain excluded shares of GGP common stock, which include shares owned by BPY, Goldfinch, if any, or GGP, shares of GGP common stock for which appraisal is properly demanded and shares of GGP restricted stock) will be cancelled and extinguished and automatically converted into the right to receive cash from BPY, without interest thereon, in an amount, which we refer to as the per share merger consideration, equal to the quotient of (i) $9,250,000,000 less (a) the aggregate cash payment required to be made pursuant to the GGPOP partnership agreement to holders of common units of GGPOP as a result of the Transactions at any time following the Brookfield affiliate exchange through and including the effective time of the merger, less (b) the aggregate cash payment required to be made pursuant to the GGPOP partnership agreement, to holders of the class of units designated under the GGPOP partnership agreement as “LTIP units,” as a result of the Transactions at any time following the Brookfield affiliate exchange through and including the effective time of the merger, less (c) the aggregate cash consideration to be paid with respect to shares of GGP restricted stock as a result of the Transactions through and including the effective time of the merger and less (d) the amount designated by BPY to GGP that constitutes the aggregate amount of cash that GGP will pay as the pre-closing dividend, divided by (ii) the outstanding number of shares of GGP common stock immediately prior to the effective time of the merger (excluding shares of GGP restricted stock but including deemed shares of GGP common stock in respect of in-the-money options as described herein), which we refer to as the merger share number. Pursuant to the merger agreement, in no event will the aggregate merger consideration be less than $200,000,000.

•	Each share of Goldfinch common stock that is outstanding immediately prior to the effective time of the merger will be converted into a number of shares of class C stock equivalent to the merger share number divided by the number of outstanding shares of Goldfinch common stock (rounded to the nearest whole share).

One (1) share of class A stock is intended to provide an economic return equivalent to one (1) BPY unit, and is exchangeable for one (1) BPY unit or its cash equivalent (the form of payment to be determined by Brookfield Properties, Inc., an affiliate of BPY, in its sole discretion) at any time from and after the date of the issuance of the class A stock as described in more detail in the joint proxy statement/prospectus.

The pre-closing dividend is expected to be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of GGP’s earnings and profits, which is expected to include a substantial amount of gain that is expected to be recognized as a result of certain pre-closing transactions that BPY may request GGP to enter into pursuant to the merger agreement after the charter amendments closing. To the extent the pre-closing dividend exceeds GGP’s earnings and profits, it is expected to be treated as a non-taxable return of capital which will reduce an unaffiliated GGP common stockholder’s tax basis with respect to their shares of GGP common stock, to the extent the unaffiliated GGP common stockholder has adjusted tax basis in its GGP common stock, and to the extent it exceeds the unaffiliated GGP common stockholder’s adjusted tax basis, it is expected to result in gain being recognized by the unaffiliated GGP common stockholder. The conversion of shares of GGP common stock held by unaffiliated GGP common stockholders into the right to receive the merger consideration in the merger, and the exchange of class A stock for BPY units at the election of an unaffiliated GGP common stockholder, are each expected to result in gain or loss being recognized by the unaffiliated GGP common stockholder. However, certain aspects of the tax consequences of the Transactions are not entirely clear, and each GGP common stockholder is strongly urged to consult its tax advisor regarding the potential U.S. federal income tax consequences to it of the Transactions. For a more complete discussion of the U.S. federal income tax consequences of the Transactions, refer to the section entitled “Material U.S. Federal Income Tax Considerations and Consequences—Material U.S. Federal Income Tax Considerations and Consequences of the Transactions” beginning on page 176 of the attached joint proxy statement/prospectus.

Shares of class A stock are expected to be listed on the NASDAQ Stock Market, which we refer to as the NASDAQ, under the trading symbol “BPR.” The aggregate number of shares of class A stock or BPY units that unaffiliated GGP common stockholders will receive in connection with the Transactions will be based upon the number of shares of GGP common stock actually outstanding as of the record date of the pre-closing dividend which is expected to be July 27, 2018. The market value of such shares of class A stock or BPY units received may fluctuate with the market price of class A stock and BPY units. We urge you to obtain current market quotations for GGP common stock (trading symbol “GGP”) and BPY units (trading symbol “BPY” on the NASDAQ or “BPY.UN” on the TSX).

Under the terms of the merger agreement, as of the effective time of the merger, the board of directors of GGP, which we refer to as the GGP board, will consist of the directors selected by BPY, which directors will be approved by the GGP board prior to the effective time of the merger. It is expected that the members of the board of directors of the general partner of BPY will comprise the board of directors of BPR after the effective time of the merger.

GGP will hold a special meeting of stockholders in connection with the Transactions, which we refer to as the special meeting. GGP common stockholders will be asked to (i) vote to adopt the merger agreement as described in the attached joint proxy statement/prospectus, which we refer to as the merger proposal; (ii) approve the amendments to, and restatement of, each of GGP’s certificate of incorporation and bylaws, which we refer to as the charter proposals and the bylaws proposals, respectively; and (iii) approve, by a non-binding, advisory vote, the compensation that may become payable to the GGP named executive officers in connection with the Transactions, which we refer to as the compensation proposal. Adoption of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock, and the affirmative vote of the holders of a majority of the outstanding target shares, which we refer to as the merger stockholder approval. Adoption of each of the charter proposals and the bylaws proposals requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock (which we refer to, together with the merger stockholder approval, as the requisite stockholder approval). Certain affiliates of BPY, who collectively beneficially own shares of GGP common stock representing, in the aggregate, approximately 34% of the total outstanding GGP common stock as of the date of the merger agreement, have entered into a voting and support agreement with GGP to vote their shares of GGP common stock in favor of the merger proposal, the charter proposals and the bylaws proposals.

Holders of GGP’s pre-existing series A cumulative perpetual preferred stock are not entitled to, and are not requested to, vote at the special meeting.

As discussed in the attached joint proxy statement/prospectus, GGP common stockholders are entitled to appraisal rights solely in connection with the merger.

The special meeting will be held on July 26, 2018 at GGP’s principal executive offices located at 350 N. Orleans St., Suite 300, Chicago, Illinois 60654-1607, commencing at 9:00 a.m. (Chicago time).

The GGP board, following the unanimous recommendation of a special committee of the GGP board, comprised entirely of non-management independent directors who are not affiliated with BPY, which we refer to as the special committee, recommends that GGP common stockholders vote “FOR” the merger proposal, “FOR” the charter proposals, “FOR” the bylaws proposals and “FOR” the compensation proposal.

Your vote is very important. Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of GGP, please vote via the Internet or by telephone following the instructions set forth on the accompanying proxy card or complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a broker or other nominee, please follow the instructions on the voting instruction card furnished by such firm. You may also attend the special meeting in person and cast your vote at the meeting there provided that you bring an admission ticket and government-issued picture identification. For instructions on obtaining an admission ticket, refer to the section entitled “The Special Meeting—Attendance” beginning on page 167 of the attached joint proxy statement/prospectus. If you abstain or fail to vote your shares in favor of the merger proposal, charter proposals and bylaws proposals, including broker non-votes, this will have the same effect as a vote “AGAINST” such proposals.

The attached joint proxy statement/prospectus provides a detailed description of the special meeting, the Transaction Agreements, including the merger agreement, the Transactions and other related matters. Please read carefully the entire joint proxy statement/prospectus, including “Risk Factors” beginning on page 149 of the attached joint proxy statement/prospectus, for a discussion of the risks relating to the Transactions. You also can obtain information about GGP and BPY from documents that each has filed with the U.S. Securities and Exchange Commission.

I enthusiastically support this combination of our companies and join with the GGP board in recommending you vote “FOR” the approval of the proposals in the attached joint proxy statement/prospectus.

Sincerely,

Sandeep Mathrani

Chief Executive Officer

GGP Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Transactions or passed upon the adequacy or accuracy of the attached joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of this joint proxy statement/prospectus is June 26, 2018, and it is first being mailed or otherwise delivered to the stockholders of GGP on or about June 27, 2018.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on July 26, 2018

To the Stockholders of GGP Inc.:

GGP Inc., a Delaware corporation, which we refer to as GGP, will hold a special meeting of holders of GGP common stock, which we refer to as GGP common stockholders, commencing at 9:00 a.m. (Chicago time), on July 26, 2018 at GGP’s principal executive offices located at 350 N. Orleans St., Suite 300, Chicago, Illinois 60654-1607, which we refer to as the special meeting, to consider and vote on the following matters:

1.	a proposal to adopt the Agreement and Plan of Merger, dated as of March 26, 2018, among Brookfield Property Partners L.P., which we refer to as BPY, Goldfinch Merger Sub Corp., an indirect, wholly owned subsidiary of BPY which we refer to as Goldfinch, and which we refer to together with BPY as the Parent parties, and GGP, as amended on June 25, 2018 and as may be further amended from time to time in accordance with its terms, which we refer to as the merger agreement, pursuant to which BPY has agreed to acquire GGP, through a series of transactions, as more fully described in this joint proxy statement/prospectus (we refer to the foregoing proposal as the merger proposal, and following the consummation of the Transactions, we refer to GGP as BPR);

2.	a proposal to approve amending the GGP certificate of incorporation to authorize new classes of capital stock and implement other ancillary amendments. The certificate of incorporation, as amended by this proposal and proposals 3, 4 and 5, which we refer to as the amended charter, would (i) authorize the issuance of and establish the rights, powers, preferences, privileges, restrictions and other matters relating to class A stock, class B-1 stock and class C stock and provide the terms governing the class B stock following the charter amendments; (ii) permit the holders of class B stock and class C stock to take action by consent in lieu of a stockholder meeting on matters that only the holders of class B stock or class C stock (and/or both classes) are entitled to vote on; (iii) amend the forum selection provision of Article XI to require certain actions against stockholders of BPR to be brought exclusively in the Court of Chancery of the State of Delaware, and to expressly permit BPR to waive the forum selection provision with respect to certain proceedings; (iv) eliminate provisions that currently prohibit GGP and would otherwise prohibit BPR from issuing any class of non-voting equity securities under certain circumstances; (v) change the name of GGP to Brookfield Property REIT Inc.; (vi) amend the terms of GGP’s pre-existing series A preferred stock to preserve the conversion right of such stock under its current terms, including among other things, to provide that the new series A preferred stock is convertible into either class A stock or class C stock in certain circumstances; and (vii) otherwise amend the GGP certificate of incorporation to read as set forth on Annex B attached to this joint proxy statement/prospectus, except for the amendments set forth in proposal 3, proposal 4 and proposal 5. A vote in favor of this proposal will be deemed to constitute approval of the filing of a restated certificate of incorporation enacting the amendments set forth in this proposal;

3.	a proposal to approve amending the GGP certificate of incorporation to remove the ability of stockholders to prohibit the board of directors of BPR, which we refer to as the BPR board, from further amending the bylaws that were amended by such stockholders. A vote in favor of this proposal will be deemed to constitute approval of the filing of a restated certificate of incorporation enacting the amendment set forth in this proposal;

4.	a proposal to approve amending the GGP certificate of incorporation to increase the number of stockholder votes required to amend or repeal the bylaws from the current voting requirement to 66-2/3% of the voting power of the capital stock entitled to vote, unless the BPR board recommends that stockholders approve such amendment or repeal. A vote in favor of this proposal will be deemed to constitute approval of the filing of a restated certificate of incorporation enacting the amendment set forth in this proposal;

5.

a proposal to approve amending the GGP certificate of incorporation to increase the number of stockholder votes required to remove a director (either with or without cause) from a majority to 66-2/3% of the voting power of the capital stock entitled to vote. A vote in favor of this proposal will be deemed to constitute approval of the filing of a restated certificate of incorporation enacting the amendment set forth in this proposal;

6.	a proposal to approve amending the GGP bylaws to include a provision requiring BPR to include in its proxy statements and proxy cards director candidates selected by a BPY affiliate. A vote in favor of this proposal will be deemed to constitute approval of restated bylaws enacting the amendment set forth in this proposal;

7.	a proposal to approve amending the GGP bylaws to eliminate the stockholders’ power to call special meetings and to implement other ancillary amendments. As amended, the amended bylaws would (i) remove the ability of stockholders to call special meetings of stockholders; (ii) insert in the BPR bylaws the same provisions that will appear in the charter amendments to provide that the number of stockholder votes required to amend or repeal the bylaws will be 66-2/3% of the voting power of the capital stock entitled to vote, unless the BPR board recommends that the stockholders approve such amendment or repeal; (iii) eliminate the requirement that the BPR board appoint a lead director when the chairman of the BPR board is a current or former executive officer of BPR or is not otherwise an independent director, and instead provide that a lead director may be selected by the independent directors (with “independent director” having the meaning given in the listing standards of the principal stock exchange on which BPR’s stock is listed); and (iv) otherwise amend the GGP bylaws to read as set forth in Annex C attached to this joint proxy statement/prospectus, except for the amendment set forth in proposal 6. A vote in favor of this proposal will be deemed to constitute approval of restated bylaws enacting the amendments set forth in this proposal;

8.	a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to the GGP named executive officers in connection with the transactions contemplated by the merger agreement and certain other related transaction agreements, which we refer to as the compensation proposal; and

9.	any other business as may be properly submitted for stockholder action by or at the direction of the board of directors of GGP, which we refer to as the GGP board.

We have fixed the close of business on June 22, 2018 as the record date for the special meeting, which we refer to as the special meeting record date. Only GGP common stockholders of record at that time are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Adoption of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock, and the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock not owned by BPY or its affiliates, which we refer to as the merger stockholder approval. Adoption of each of the charter proposals and the bylaws proposals requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock (which we refer to, together with the merger stockholder approval, as the requisite stockholder approval). As described in this joint proxy statement/prospectus, we cannot complete the transactions contemplated by the merger agreement and certain other related transaction agreements described above unless we receive the requisite stockholder approval. Certain affiliates of BPY, who we refer to collectively as the Brookfield voting parties and who collectively beneficially own shares of GGP common stock representing, in the aggregate, approximately 34% of the total outstanding GGP common stock as of the date of the merger agreement have entered into a voting agreement and support agreement with GGP, which we refer to as the voting agreement, to vote their shares of GGP common stock in favor of the merger proposal, the charter proposals and the bylaws proposals. For information, refer to the section entitled “Other Transaction Agreements—The Voting Agreement” beginning on page 240 of this joint proxy statement/prospectus.

Your proxy is being solicited by the GGP board. The GGP board, following the unanimous recommendation of a special committee of the GGP board, comprised entirely of non-management independent directors who are not affiliated with BPY, which we refer to as the special committee, has determined that each of the merger agreement, the transactions contemplated by the merger agreement, and certain other related transaction agreements described in this joint proxy statement/prospectus are advisable and in the best interests of GGP and GGP common stockholders. Accordingly, the GGP board, following the unanimous recommendation of the special committee, recommends that you vote “FOR” the merger proposal, “FOR” the charter proposals, “FOR” the bylaws proposals and “FOR” the compensation proposal.

Your vote is very important. Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of GGP, please vote via the Internet or by telephone following the instructions set forth on the accompanying proxy card or complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a broker or other nominee, please follow the instructions on the voting instruction card furnished by such firm. You may also attend the special meeting in person and cast your vote at the meeting provided that you bring an admission ticket and government-issued picture identification. For instructions on obtaining an admission ticket, refer to the section entitled “The Special Meeting—Attendance” beginning on page 167 of this joint proxy statement/prospectus. If you abstain or fail to vote your shares in favor of the merger proposal, charter proposals and bylaws proposals, including broker non-votes, this will have the same effect as a vote “AGAINST” such proposals.

The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger agreement and certain other transaction agreements contemplated by the merger agreement, the transactions contemplated thereby and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Innisfree M&A Incorporated, GGP’s proxy solicitor, by calling toll-free: (888) 750-5834.

BY ORDER OF THE BOARD OF DIRECTORS,

Sandeep Mathrani

Chief Executive Officer

GGP Inc.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about GGP and BPY from documents filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by GGP or BPY at no cost from the SEC’s website at http://www.sec.gov or at the SEC’s public reference room located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the Public Reference Room. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following addresses, telephone numbers or websites:

GGP 350 N. Orleans St., Suite 300 Chicago, Illinois 60654 Attention: Investor Relations Telephone: (312) 960-5000 www.ggp.com	BPY 73 Front Street, 5th Floor Hamilton, HM 12 Bermuda Attention: Investor Relations Telephone: (855) 212-8243 www.bpy.brookfield.com

GGP common stockholders can also contact Innisfree M&A Incorporated, GGP’s proxy solicitor, at the following address and telephone number:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll-free:

(888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

(GGP common stockholders only)

You will not be charged for any of the documents that you request.

To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the special meeting. This means that if you wish to request documents, you must do so by July 19, 2018, in order to receive them before the special meeting.

Investors may also consult GGP’s or BPY’s website for additional information about GGP or BPY, respectively. GGP’s website is http://www.ggp.com and BPY’s website is http://www.bpy.brookfield.com. Information included on these websites is not incorporated by reference into, and does not form a part of, this joint proxy statement/prospectus.

Refer to the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus for more details.

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4/F-4 filed by GGP and BPY with the SEC, constitutes a prospectus of GGP and BPY for purposes of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the class A stock, the new series A preferred stock and the BPY units to be issued in connection with the transactions contemplated by the merger agreement and certain other transaction agreements contemplated by the merger agreement. This joint proxy statement/prospectus also constitutes a proxy statement for GGP for the solicitation of proxies in connection with the special meeting for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In addition, it constitutes a notice of meeting with respect to the special meeting.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated June 26, 2018. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of or date contemplated by such incorporated document. Neither the mailing of this joint proxy statement/prospectus nor the issuance of class A stock, new series A preferred stock or BPY units, as applicable, pursuant to the merger agreement and certain other transaction agreements contemplated by the merger agreement, will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities or the solicitation of a proxy in any jurisdiction in which, or from any person with respect to whom, it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding GGP has been provided by GGP and information contained in this joint proxy statement/prospectus regarding BPY has been provided by BPY.

EXPLANATORY NOTE

References in this joint proxy statement/prospectus to “BPR” shall mean the surviving corporation following the consummation of the merger. It is expected that following the consummation of the Transactions, the surviving corporation will change its name to Brookfield Property REIT Inc., which will be a publicly traded U.S. REIT and will issue class A stock that is intended to provide economic equivalence to an investment in BPY, its parent company.

REPORTING CURRENCY AND CURRENCY EXCHANGE RATE INFORMATION

All references to “$” or “US$” mean U.S. dollars. References to “C$” mean Canadian dollars. The Bank of Canada average daily rate of exchange on June 25, 2018 for Canadian dollars was $1.00 = C$1.3303.

HISTORICAL FINANCIAL INFORMATION

This document contains information relating to historical financial information for BPY and GGP. When considering this information, you should bear in mind that historical results may not be indicative of future results.

Unless otherwise indicated, the financial information contained in this document related to BPY has been prepared in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board, which we refer to as IASB, and the financial information contained in this document related to GGP and BPR has been prepared in accordance with U.S. generally accepted accounting principles, which we refer to as GAAP. You are cautioned that financial information prepared in accordance with IFRS may differ from such financial information prepared in accordance with GAAP, and accordingly, the historical results of BPY and GGP may not be comparable.

SELECTED DEFINITIONS

Unless otherwise indicated or as the context otherwise requires, a reference in this joint proxy statement/prospectus to:

•	“aggregate cash dividend amount” refers to the amount designated by BPY to GGP that constitutes the aggregate amount of cash that GGP will pay as the pre-closing dividend;

•	“amended charter” refers to the certificate of incorporation of GGP, as amended and restated by the charter amendments;

•	“BAM” refers to Brookfield Asset Management Inc.;

•	“BAM PIC US” refers to Brookfield Asset Management Private Institutional Capital Adviser US, LLC;

•	“BAM preferred share conversion” refers to BAM’s proposed conversion of its $500 million class C junior preferred shares of a BPY subsidiary into BPY units at a price of $23.50 per unit;

•	“BPG” refers to Brookfield Property Group LLC;

•	“BPI” refers to Brookfield Properties, Inc.;

•	“BPO” refers to Brookfield Office Properties Inc.;

•	“BPO exchange LP units” refers to the limited partnership units of Exchange LP;

•	“BPR” refers to Brookfield Property REIT Inc., the surviving corporation following the consummation of the Transactions;

•	“BPY” refers to Brookfield Property Partners L.P. a Bermuda exempted limited partnership;

•	“BPY class A preferred units” refers to class A preferred limited partnership units of the BPY property partnership;

•	“BPY general partner” refers to Brookfield Property Partners Limited, a Bermuda exempted company, which is an indirect wholly owned subsidiary of BAM and the general partner of BPY;

•	“BPY property partnership” refers to Brookfield Property L.P., a Bermuda exempted limited partnership and the subsidiary operating partnership of BPY;

•	“BPY Sub 3” refers to Brookfield Retail Holdings VII Sub 3 LLC;

•	“BPY unit closing price” refers to the calculation of the volume weighted average of the trading prices of BPY units on the NASDAQ on the five (5) trading days ending on the day that is three (3) trading days prior to the effective time of the charter amendments (rounded to the nearest $0.001);

•	“BPY unit exchange” refers to the option by which unaffiliated GGP common stockholders who elect to receive the pre-closing dividend in the form of class A stock may exchange all, but not less than all, shares of class A stock that such holder received or is entitled to receive as the pre-closing dividend for the limited partnership units of BPY;

•	“BPY unitholder consent letter agreement” refers to the letter agreement, dated as of March 26, 2018, between BAM and GGP, entered into in connection with the execution of the merger agreement, which we refer to in the section entitled “Other Transaction Agreements—The BPY Unitholder Consent Letter Agreement” beginning on page 244 of this joint proxy statement/prospectus;

•	“BPY units” refers to the limited partnership units of BPY;

•	“Brookfield affiliate exchange” refers to the exchange of all shares of GGP common stock held by the Brookfield voting parties for series B preferred stock following the filing of the series B designations, subject to the conditions set forth in the class B exchange agreement and the merger agreement;

•	“Brookfield filing persons” refers to BAM, BPY Sub 3, Brookfield BPY Retail Holdings II Subco LLC, New Brookfield BPY Retail Holdings II LLC, BPY Retail V LLC, BPY Retail I LLC, Brookfield Retail Mall LLC, Brookfield Retail Holdings II Sub III LLC, Brookfield Retail Holdings Warrants LLC, New GGP Warrants LLC, BW Purchaser, LLC and Brookfield Retail Holdings VII LLC, collectively;

•	“Brookfield Property REIT Inc.” refers to the surviving corporation following the Transactions;

•	“Brookfield voting parties” refers collectively to the following entities: Brookfield Retail Holdings II Sub III LLC, Brookfield BPY Retail Holdings II Subco LLC, New Brookfield BPY Retail Holdings II LLC, BPY Retail V LLC, BPY Retail I LLC, Brookfield Retail Holdings VII LLC, Brookfield Retail Mall LLC, Brookfield Retail Holdings Warrants LLC, New GGP Warrants LLC and BW Purchaser, LLC;

•	“bylaws amendments” refers to the amendments to, and restatement of, the GGP bylaws contemplated by the merger agreement;

•	“bylaws proposals” refers to proposals 6 and 7 of this joint proxy statement/prospectus to amend and restate the GGP bylaws at the special meeting;

•	“charter amendments” refers to the amendments to, and restatement of, the GGP charter contemplated by the merger agreement, but not including the series B designations;

•	“charter amendments closing” refers to the filing of the charter amendments with the Secretary of State of the State of Delaware;

•	“charter proposals” refers to proposals 2, 3, 4 and 5 of this joint proxy statement/prospectus to amend and restate the GGP charter at the special meeting;

•	“class A stock” refers to the new series of class A stock authorized by the amended charter;

•	“class B exchange agreement” refers to the class B stock exchange agreement, dated as of March 26, 2018, among the Brookfield voting parties and GGP, as amended and restated on June 25, 2018 and as may be further amended from time to time in accordance with its terms, entered into in connection with the execution of the merger agreement, which we refer to in the section entitled “Other Transaction Agreements—The Class B Exchange Agreement” beginning on page 240 of this joint proxy statement/prospectus;

•	“class B stock” refers to the series of class B stock governed by the amended charter, which, prior to the charter amendments closing, was referred to as series B preferred stock and was governed by the series B designations;

•	“class B-1 stock” refers to the new series of class B-1 stock authorized by the amended charter, having terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of the class B stock;

•	“class C stock” refers to the new series of class C stock authorized by the amended charter;

•	“combined company” refers to BPY, subsidiaries of BPY, BPR and subsidiaries of BPR, taken as a whole;

•	“compensation proposal” refers to the proposal to approve, on an advisory, non-binding basis, the compensation that may become payable to the GGP named executive officers in connection with the Transactions at the special meeting;

•	“Cumulus” refers to GGP Limited Partnership;

•	“deemed stockholder” refers to a deemed holder of GGP common stock in respect of any in-the-money options to purchase GGP common stock outstanding under any GGP stock plan that were granted prior to January 1, 2018;

•	“equity award aggregate cash equivalent amount” refers to the amount (rounded to the nearest $0.001) equal to the sum of (i) the equity award average stock amount plus (ii) the equity award average cash amount;

•	“equity award aggregate stock equivalent amount” refers to the number (rounded to the nearest 0.001) of BPY units equal to (i) the equity award average stock consideration plus (ii) the quotient of (a) the equity award average cash amount divided by (b) the BPY unit closing price;

•	“equity award average cash amount” refers to the value (rounded to the nearest $0.001) of the aggregate cash consideration that would be paid in respect of each share of GGP common stock (other than shares of GGP restricted stock but including the number of shares of GGP common stock deemed received in respect of GGP in-the-money options) in connection with (i) the pre-closing dividend, assuming that every share makes a cash election and the form of consideration is prorated in accordance with the merger agreement, and (ii) the per share merger consideration;

•	“equity award average stock amount” refers to the value (rounded to the nearest $0.001) equal to (i) the equity award average stock consideration multiplied by (ii) the BPY unit closing price;

•	“equity award average stock consideration” refers to the number (rounded to the nearest 0.001) of BPY units equal to the quotient of (i) $23.50 less the equity award average cash amount divided by (ii) $23.50;

•	“Exchange LP” refers to Brookfield Office Properties Exchange LP;

•	“FOMC” refers to the Federal Open Market Committee of the Board of Governors of the Federal Reserve System;

•	“GGP” refers to GGP Inc.;

•	“GGP AO LTIP” refers to a GGP equity award in the form of an appreciation-only partnership LTIP unit of GGPOP;

•	“GGP bylaws” refers to the current bylaws of GGP;

•	“GGP charter” refers to the current certificate of incorporation of GGP;

•	“GGP common stock” refers to GGP’s one class of common stock;

•	“GGP FV LTIP” refers to a GGP equity award in the form of a full value partnership LTIP unit of GGPOP;

•	“GGP in-the-money option” refers to a GGP option that was granted prior to January 1, 2018 and has an exercise price that is less than the aggregate value of the pre-closing dividend and per share merger consideration;

•	“GGP LP II” refers to GGP Limited Partnership II;

•	“GGP option” refers to an option to purchase shares of GGP common stock;

•	“GGP out-of-the-money option” refers to a GGP option that was granted in 2018 and/or has an exercise price that is equal to or greater than the aggregate value of the pre-closing dividend and per share merger consideration;

•	“GGP restricted stock” refers to GGP common stock that is subject to vesting or forfeiture conditions;

•	“GGP units” refers to GGPOP’s (i) three series of preferred units held by third parties, the series B preferred units, the series D preferred units and the series E preferred units, and (ii) four series of preferred units held by Holding II, the series F preferred units, the series G preferred units, the series I preferred units and the series J preferred units;

•	“GGP’s pre-existing series A preferred stock” refers to the pre-existing 6.375% series A cumulative perpetual preferred stock of GGP;

v

•	“GGPOP” refers to GGP Operating Partnership, LP;

•	“GGPOP common units” refers to the common units of GGPOP;

•	“GGPOP partnership agreement” refers to the agreement of limited partnership of GGPOP;

•	“Goldfinch” refers to Goldfinch Merger Sub Corp.;

•	“Goldman Sachs” refers to Goldman Sachs & Co. LLC;

•	“Holding I” refers to GGP Real Estate Holding I, Inc.;

•	“Holding II” refers to GGP Real Estate Holding II, Inc.;

•	“joint governance agreement” refers to the joint governance agreement among BPR, BPY, the BPY general partner and BPI, which we refer to in the section entitled “Special Factors—Governance of BPR Following the Transactions—Joint Governance Agreement” beginning on page 137 of this joint proxy statement/prospectus;

•	“management fee letter agreement” refers to the letter agreement, dated as of March 26, 2018, among BAM, BPY and GGP, entered into in connection with the execution of the merger agreement, which we refer to in the section entitled “Other Transaction Agreements—The Management Fee Letter Agreement” beginning on page 245 of this joint proxy statement/prospectus;

•	“merger” refers to the merger of Goldfinch with and into GGP, with GGP surviving the merger;

•	“merger agreement” refers to the Agreement and Plan of Merger, dated as of March 26, 2018, among BPY, Goldfinch and GGP, as amended on June 25, 2018 and as may be further amended from time to time in accordance with its terms;

•	“merger consideration” refers to the per share merger consideration multiplied by the merger share number;

•	“merger proposal” refers to the proposal to adopt the merger agreement at the special meeting;

•	“merger share number” refers to the outstanding number of shares of GGP common stock immediately prior to the effective time of the merger (excluding shares of GGP restricted stock but including deemed shares of GGP common stock in respect of in-the-money options as described herein);

•	“new series A preferred stock” refers to shares of 6.375% series A cumulative perpetual preferred stock being issued by BPR in exchange for GGP’s pre-existing series A preferred stock;

•	“Nimbus” refers to GGP Nimbus, LP;

•	“Parent parties” refers to BPY and Goldfinch, collectively;

•	“partnership agreement amendment and restatement” refers to the amendment and restatement of the GGPOP partnership agreement contemplated by the merger agreement;

•	“partnership LTIP units” refers to the LTIP units of GGPOP;

•	“per share merger consideration” refers to an amount of cash equal to the quotient of (i) $9,250,000,000 less (a) the aggregate cash payment required to be made pursuant to the GGPOP partnership agreement to holders of common units of GGPOP as a result of the Transactions at any time following the Brookfield affiliate exchange through and including the effective time of the merger, less (b) the aggregate cash payment required to be made pursuant to the GGPOP partnership agreement, to holders of the class of units designated under the GGPOP partnership agreement as “LTIP units,” as a result of the Transactions at any time following the Brookfield affiliate exchange through and including the effective time of the merger, less (c) the aggregate cash consideration to be paid with respect to shares of GGP restricted stock as a result of the Transactions through and including the effective time of the merger and less (d) the aggregate cash dividend amount, divided by (ii) the merger share number;

•	“pre-closing dividend” refers to the special dividend declared by GGP, following receipt of the requisite stockholder approval at the special meeting, payable to the unaffiliated GGP common stockholders (not including holders of GGP restricted stock, but including certain holders of GGP options who are deemed stockholders), as of the record date of the pre-closing dividend, which is expected to be July 27, 2018, consisting of either cash or class A stock, at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash) and subject to proration, with a payment date of the charter amendments closing;

•	“pre-closing dividend share number” refers to the number of shares of GGP common stock that are entitled to the pre-closing dividend (which excludes shares of GGP restricted stock but includes deemed shares of GGP common stock in respect of in-the-money options as described herein);

•	“pre-closing transactions” refers to certain transactions as BPY may request between the date of the merger agreement and the closing of the Transactions, in its sole discretion and without requiring the further consent of GGP or the GGP board, for the purpose of facilitating the consummation of the Transactions, upon reasonable prior written notice to GGP (but at least five (5) business days prior to the charter amendments closing);

•	“redemption-exchange units” refers to non-voting limited partnership interests in the BPY property partnership that are redeemable for cash, subject to the right of BPY to acquire such interests for BPY units;

•	“rights agreement” refers to the Rights Agreement, dated as of April 27, 2018, by and between BAM and Wilmington Trust, National Association, attached as Annex L to this joint proxy statement/prospectus, which we refer to in the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page 241 of this joint proxy statement/prospectus;

•	“sellco” refers to certain of GGP’s subsidiaries, individually or collectively, which may be newly formed subsidiaries formed at the direction of BPY;

•	“target shares” refers to the shares of GGP common stock held by the unaffiliated GGP common stockholders;

•	“series B designations” refers to the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of GGP Inc. governing the rights of holders of series B preferred stock prior to the charter amendments closing, a form of which is attached to this joint proxy statement/prospectus as Annex K;

•	“series B preferred stock” refers to shares of preferred stock being issued by GGP pursuant to the Brookfield affiliate exchange and governed by the series B designations, which will be referred to as class B stock following the charter amendments closing and be governed by the amended charter;

•	“surviving corporation” refers to BPR, the surviving corporation following the Transactions;

•	“unaffiliated GGP common stockholders” refers to holders of those shares of GGP common stock that are not exchanged in connection with the Brookfield affiliate exchange; and

•	“voting agreement” refers to the voting and support agreement, dated as of March 26, 2018, among the Brookfield voting parties and GGP, entered into in connection with the execution of the merger agreement, which we refer to in the section entitled “Other Transaction Agreements—The Voting Agreement” beginning on page 240 of this joint proxy statement/prospectus.

Index	Page

PROPOSALS SUBMITTED TO GGP COMMON STOCKHOLDERS	171
Proposal 1—The Merger Proposal	171
Proposal 2—Proposal to Amend the GGP Charter to Authorize the New Classes of Capital Stock and Implement Other Ancillary Amendments	171
Proposal 3—Proposal to Amend the GGP Charter to Remove the Ability of Stockholders to Prohibit the BPR Board from Amending the BPR Bylaws That Were Amended by Stockholders	172
Proposal 4—Proposal to Amend the GGP Charter to Increase the Number of Stockholder Votes Required to Amend or Repeal the Bylaws	172
Proposal 5—Proposal to Amend the GGP Charter to Increase the Number of Stockholder Votes Required to Remove a Director	173
Proposal 6—Proposal to Amend the GGP Bylaws to Include a Provision Requiring BPR to Include in its Proxy Statements and Proxy Cards Director Candidates Selected by a BPY Affiliate	173
Proposal 7—Proposal to Amend the GGP Bylaws to Eliminate Stockholders’ Power to Call Special Meetings and to Implement Other Ancillary Amendments	174
Proposal 8—The Compensation Proposal	174

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES	176
Material U.S. Federal Income Tax Considerations and Consequences of the Transactions	176
Material U.S. Federal Income Taxation Consequences Applicable to Holders of Class A Stock	179
Material U.S. Federal Income Taxation Considerations Applicable to Holders of BPY Units	197

THE MERGER AGREEMENT	198
Structure and Timing of the Transactions	198
Treatment of GGP Equity Awards	210
The Closing of the Charter Amendments, the Bylaws Amendments, the Partnership Agreement Amendment and Restatement and the Merger	212
Exchange of Shares and the Escrow Arrangement	212
Representations and Warranties	215
Conditions to Consummation of the Charter Amendments, the Bylaws Amendments, the Partnership Agreement Amendment and Restatement and the Merger	218
Covenants and Agreements	220
Termination	235
Fees and Expenses	237
Miscellaneous Provisions	238

OTHER TRANSACTION AGREEMENTS	240
The Voting Agreement	240
The Class B Exchange Agreement	240
The Rights Agreement	241
The BPY Unitholder Consent Letter Agreement	244
The Management Fee Letter Agreement	245

CERTAIN INFORMATION CONCERNING GGP	246
GGP Background	246
Directors and Executive Officers	246
Prior Public Offerings	249

CERTAIN INFORMATION CONCERNING THE PARENT PARTIES AND THE BROOKFIELD FILING PERSONS	250
The Parent Parties and the BPY General Partner	250
The Brookfield Filing Persons	253

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BPY	258

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QUESTIONS AND ANSWERS

The following are some questions that you may have regarding the proposals being considered at the special meeting and brief answers to those questions. You are urged to read carefully this entire joint proxy statement/prospectus, including the Annexes and the other documents to which this joint proxy statement/prospectus refers or which it incorporates by reference because the information in this section may not provide all the information that is important to you.

Q:	What are the proposed transactions?

A:	Under the terms of the merger agreement and the other Transaction Agreements, defined below, GGP will:

•	(i) file a certificate of designations with the Secretary of State of the State of Delaware, which we refer to as the series B designations, a form of which is attached to this joint proxy statement/prospectus as Annex K, authorizing the issuance of a new series of preferred stock, which we refer to as the series B preferred stock,

•	(ii) amend and restate its certificate of incorporation, which we refer to as the charter amendments, to authorize the issuance of class A stock, class B-1 stock and class C stock, which we refer to as class A stock, class B-1 stock and class C stock, respectively, and to provide the terms governing the rights of holders of the class B stock following the charter amendments, which we refer to as the class B stock,

•	(iii) amend and restate its bylaws, which we refer to as the bylaws amendments, and

•	(iv) cause GGP Real Estate Holding II, Inc., which we refer to as Holding II (the general partner of GGP Operating Partnership, LP, an operating partnership of GGP, which we refer to as GGPOP), to amend and restate the agreement of limited partnership of GGPOP, which we refer to as the GGPOP partnership agreement, and which, as amended and restated, we refer to as the amended GGPOP partnership agreement.

We refer to the merger agreement and the other transaction agreements described in the section entitled “Other Transaction Agreements” beginning on page 240 of this joint proxy statement/prospectus, collectively, as the Transaction Agreements, and each, individually, as a Transaction Agreement. We refer to the series of transactions contemplated by the Transaction Agreements, including the merger agreement, as the Transactions, collectively, and each individually, as a Transaction.

Following the filing of the series B designations, shares of GGP common stock held by the Brookfield voting parties will then be exchanged for the series B preferred stock pursuant to the class B stock exchange agreement, dated as of March 26, 2018, among the Brookfield voting parties and GGP, as amended and restated on June 25, 2018 and as may be further amended from time to time in accordance with its terms, which we refer to as the class B exchange agreement. We refer to such exchange as the Brookfield affiliate exchange, and at the effective time of the Brookfield affiliate exchange, each share of GGP common stock held by subsidiaries of GGP will also be exchanged for one (1) share of series B preferred stock.

Following the Brookfield affiliate exchange, GGP will declare a special dividend payable to the remaining GGP common stockholders (i.e., holders of those shares of GGP common stock that are not exchanged in connection with the Brookfield affiliate exchange), which we refer to as unaffiliated GGP common stockholders (not including holders of GGP common stock that is subject to vesting or forfeiture conditions, which we refer to as GGP restricted stock, but including certain deemed holders of GGP common stock in respect of any in-the-money options to purchase GGP common stock outstanding under any GGP stock plan that were granted prior to January 1, 2018, who we refer to as deemed stockholders), as of the record date of the pre-closing dividend, consisting of either cash or class A stock, at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash) and subject to proration, with a payment date of the charter amendments closing. We refer to such special dividend as the pre-closing dividend, the number of shares of GGP common stock that are entitled to the pre-closing dividend (which excludes shares of GGP restricted stock but includes deemed shares in respect of in-the-money options as described herein) as the pre-closing dividend share number and the shares of GGP common stock held by the unaffiliated GGP common stockholders as target shares. For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

Following the charter amendments, shares of series B preferred stock will remain outstanding. The series B preferred stock will thereafter be referred to as the class B stock and will have solely the rights, powers, preferences and other terms given to the class B stock in the charter amendments (including with respect to any payment of unpaid dividends that accrued pursuant to the terms of the series B designations prior to the filing of the charter amendments).

Unaffiliated GGP common stockholders who elect to receive the pre-closing dividend in the form of class A stock will also have the option to exchange all, but not less than all, of the shares of class A stock that such holder receives or is entitled to receive as the pre-closing dividend for the limited partnership units of BPY, which we refer to as BPY units. We refer to such exchange, as described in more detail below, as the BPY unit exchange.

Following the completion of the charter amendments and the pre-closing transactions (if any), Goldfinch will merge with and into GGP, with GGP surviving the merger as an indirect subsidiary of BPY, which we refer to as the merger. Following the consummation of the Transactions, we refer to the surviving corporation as BPR (or the surviving corporation).

Immediately following the effective time of the merger, BPY or an affiliate of BPY will exchange shares of class A stock distributed in the pre-closing dividend and held by any unaffiliated GGP common stockholders who had made an election to receive BPY units for an equal number of BPY units in the BPY unit exchange. Each share of class A stock that BPY or its affiliate receives or is entitled to receive pursuant to the BPY unit exchange will automatically convert into class B-1 stock at a ratio equal to the per share fair market value of class A stock so exchanged divided by the per share liquidation amount of class B stock. Each share of class B-1 stock shall have terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of a share of class B stock, and references herein to class B stock shall be deemed to be a reference to class B stock and class B-1 stock, as applicable. All shares of class A stock that are issued in the pre-closing dividend will automatically be exchanged for BPY units in the BPY unit exchange in the event that:

•	(i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units in the BPY unit exchange, or

•	(ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement).

In the event that all shares of class A stock are exchanged for BPY units in the BPY unit exchange, BPR may not have any publicly traded common equity. Any shares entitled to make such an election with respect to which the payment agent has not received an effective, properly completed election form on or before 5:00 p.m., Eastern time, on the 25th calendar day following the date when the election forms are mailed, or such other time as GGP and BPY shall agree, which we refer to as the election deadline, will be deemed to be non-electing shares. Each such non-electing share will be deemed to have made a cash election for purposes of the pre-closing dividend, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock the holder receives or is entitled to receive due to proration. For further information regarding non-electing shares, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

Each share of GGP common stock that is issued and outstanding immediately prior to the effective time of the merger (except for certain excluded shares of GGP common stock, which includes shares owned by BPY, Goldfinch, if any, or GGP, which we refer to collectively as cancelled shares, shares of GGP common stock for which appraisal is properly demanded, which we refer to as dissenting shares and shares of GGP restricted stock) will be cancelled and extinguished and automatically converted into the right to receive cash from BPY, without interest thereon, in an amount, which we refer to as the per share merger consideration, equal to the quotient of:

•	(i) $9,250,000,000, less

•	(a) the aggregate cash payment required to be made pursuant to the GGPOP partnership agreement to holders of common units of GGPOP as a result of the Transactions at any time following the Brookfield affiliate exchange through and including the effective time of the merger, which amount we refer to as the partnership common unit cash amount,

•	(b) the aggregate cash payment required to be made pursuant to the GGPOP partnership agreement, to holders of the LTIP units in GGPOP, which we refer to as the partnership LTIP units, as a result of the Transactions at any time following the Brookfield affiliate exchange through and including the effective time of the merger, which amount we refer to as the partnership LTIP unit cash amount,

•	(c) the aggregate cash consideration to be paid with respect to shares of GGP restricted stock as a result of the Transactions through and including the effective time of the merger, which amount we refer to as the total GGP restricted stock cash consideration and

•	(d) the amount designated by BPY to GGP that constitutes the aggregate amount of cash that GGP will pay as the pre-closing dividend, which amount we refer to as the aggregate cash dividend amount,

divided by

•	(ii) the outstanding number of shares of GGP common stock immediately prior to the effective time of the merger (excluding shares of GGP restricted stock but including deemed shares of GGP common stock in respect of in-the-money options as described herein), which we refer to as the merger share number. We refer to the per share merger consideration multiplied by the merger share number as the merger consideration.

Each share of Goldfinch common stock that is outstanding immediately prior to the effective time of the merger will be converted into a number of shares of class C stock equivalent to the merger share number divided by the number of shares of Goldfinch common stock outstanding immediately prior to the effective time of the merger (rounded to the nearest whole share). Because all shares of Goldfinch common stock are indirectly held by BPY through an affiliate of BPY, all shares of class C stock will be indirectly held by BPY immediately following the Transactions.

Q:	Why does GGP want to engage in the Transactions?

A:	The Transactions provide unaffiliated GGP common stockholders with a certainty of value, as well as upside potential through ownership in a globally diversified real estate company. With an ownership interest in approximately $90 billion in total assets and annual net operating income of more than $4 billion, the combined company will be one of the world’s largest commercial real estate enterprises.

Following completion of the Transactions, unaffiliated GGP common stockholders will own approximately 26% of BPY, subsidiaries of BPY, BPR and subsidiaries of BPR, taken as a whole, which we refer to as the combined company (calculated based on all shares of class A stock having been exchanged for BPY units (and assuming all of BAM’s interests in the BPY property partnership are exchanged for BPY units) and pro forma for Brookfield Asset Management Inc.’s (which we refer to as BAM) proposed conversion of its $500 million class C junior preferred shares of a BPY subsidiary into BPY units at a price of $23.50 per unit

(which we refer to as the BAM preferred share conversion)), which will possess one of the highest quality and most diverse portfolios of property globally, with an investment-grade balance sheet and strong overall financial profile. To review reasons for the Transactions in more detail, refer to the section entitled “Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board” beginning on page 81 of this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The GGP board is using this joint proxy statement/prospectus to solicit proxies from the GGP common stockholders in connection with the Transactions, including the offering of GGP and BPY securities as consideration for the Transactions. Section 251 of the Delaware General Corporation Law, as amended, which we refer to as the DGCL, requires that notice of a meeting to approve a merger also be provided to non-voting stockholders.

In order to consummate the Transactions, the GGP common stockholders must approve the merger proposal, the charter proposals and the bylaws proposals. GGP common stockholders are also being asked to approve the compensation proposal on an advisory, non-binding basis. For additional information and definitions regarding the proposals to be presented to GGP common stockholders, refer to the section entitled “Proposals Submitted to GGP Common Stockholders” beginning on page 171 of this joint proxy statement/prospectus.

The approval of each of the merger proposal, the charter proposals and the bylaws proposals is a condition to the obligations of BPY and GGP to complete the Transactions. The approval of the compensation proposal is not a condition to the obligations of BPY and GGP to complete the Transactions.

GGP will hold the special meeting to consider and vote on such proposals. This joint proxy statement/prospectus contains important information about the Transactions and the special meeting, and you should read it carefully and in its entirety. The enclosed voting materials allow you to vote your shares of GGP common stock without attending the special meeting in person.

In connection with the Transactions and following receipt of the requisite stockholder approval, GGP intends to declare the pre-closing dividend to the unaffiliated GGP common stockholders (not including holders of GGP restricted stock, but including certain holders of GGP options who are deemed stockholders), as of the record date of the pre-closing dividend, consisting of either cash or class A stock, at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash) and subject to proration, with a payment date of the charter amendments closing. For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

Unaffiliated GGP common stockholders (excluding holders of GGP restricted stock or deemed stockholders) as of the record date of the pre-closing dividend will be asked to return an election form, which permits such unaffiliated GGP common stockholders to elect:

•	(i) whether to receive the pre-closing dividend in the form of cash or class A stock, subject to proration, and

•	(ii) whether to exchange all class A stock such stockholder is entitled to receive in the pre-closing dividend for BPY units in the BPY unit exchange.

Holders of shares of issued and outstanding GGP common stock (excluding GGP restricted stock) who have not made a proper election by the election deadline will be deemed to be non-electing shares. Each such non-electing share will be deemed to have made a cash election for purposes of the pre-closing dividend, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock the holder receives or is entitled to receive due to proration. Deemed stockholders will not make any election of the form of the pre-closing dividend with respect to shares of GGP common stock deemed held in respect of in-the-money options (as described herein). Instead, they will be deemed to have elected to receive the pre-closing dividend in cash and, unlike the holders of the non-electing shares, they will not convert to BPY units any shares of class A stock received due to proration.

We encourage you to submit a proxy to vote your shares of GGP common stock as promptly as possible so that your shares may be represented and voted at the special meeting. You may also attend the special meeting in person and cast your vote at the meeting provided that you bring an admission ticket and government-issued picture identification. For instructions on obtaining an admission ticket, refer to the section entitled “The Special Meeting—Attendance” beginning on page 167 of this joint proxy statement/prospectus.

This joint proxy statement/prospectus is also a prospectus with respect to the offering of shares of class A stock, the new series A preferred stock being issued by BPR in exchange for GGP’s pre-existing series A preferred stock, which we refer to as the new series A preferred stock, and BPY units to be issued in connection with the Transactions.

Q:	How does the GGP board recommend that GGP common stockholders vote?

A:	The GGP board, following the unanimous recommendation of the special committee, has: (i) determined that the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend, the charter amendments and the bylaws amendments are advisable and in the best interests of GGP and GGP common stockholders; and (ii) approved, adopted and declared advisable and in the best interests of GGP and GGP common stockholders the merger agreement, the other Transaction Agreements and the Transactions, including the merger, the pre-closing dividend, the charter amendments and the bylaws amendments.

Accordingly, the GGP board, following the unanimous recommendation of the special committee, recommends that you vote “FOR” the merger proposal, “FOR” the charter proposals, “FOR” the bylaws proposals, and “FOR” the compensation proposal. For a more complete description of the recommendation of the GGP board, refer to the section entitled “Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board” beginning on page 81 of this joint proxy statement/prospectus.

Q:	What will GGP common stockholders receive in the Transactions if they are consummated?

A:	All shares of GGP common stock held by the Brookfield voting parties will be exchanged for series B preferred stock in the Brookfield affiliate exchange and at the effective time of such Brookfield affiliate exchange, each share of GGP common stock held by subsidiaries of GGP will also be exchanged for one (1) share of series B preferred stock. A form of the series B designations is attached to this joint proxy statement/prospectus as Annex K.

Following the Brookfield affiliate exchange, GGP will declare the pre-closing dividend payable to the unaffiliated GGP common stockholders (not including subsidiaries of GGP or holders of GGP restricted stock, but including certain holders of GGP options who are deemed stockholders), as of the record date of the pre-closing dividend, consisting of either:

•	cash (rounded down to the nearest one one-thousandth (0.001)), in an amount up to $23.50 minus the per share merger consideration, or

•	a fraction (rounded down to the nearest one one-thousandth (0.001)) of a share of class A stock equal to the quotient of (i) the difference of (a) $23.50 minus (b) the per share merger consideration divided by (ii) $23.50, at the election of such unaffiliated GGP common stockholders (with deemed stockholders being deemed to have elected cash) and subject to proration, with a payment date of the charter amendments closing. For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

Each share of GGP common stock held (or deemed held) by all such unaffiliated GGP common stockholders (other than dissenting shares) will also be entitled to the per share merger consideration. Therefore, as a result of receiving the pre-closing dividend and the per share merger consideration, unaffiliated GGP common stockholders (not including the Brookfield voting parties, subsidiaries of GGP or holders of GGP restricted stock but including certain holders of GGP options who are deemed stockholders) will be entitled to receive, for each share of issued and outstanding GGP common stock and each share of GGP common stock deemed held, and subject to proration, total consideration of up to $23.50 in cash or one (1) share of class A stock, at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash). One (1) share of class A stock is intended to provide an economic return equivalent to one BPY unit, including identical distributions, and holders of class A stock will have the right following the consummation of the Transactions to exchange each share of class A stock for one BPY unit or the cash equivalent of one BPY unit, at BPY’s election, subject to subsequent changes to the conversion factor in the event of certain dilutive or capital events of BPY or BPR. For a more detailed description of the terms of this exchange right, see “Description of Class A Stock—Exchange of Class A Stock for BPY Units” beginning on page 284 of this joint proxy statement/prospectus. The rights of holders of class A stock will be governed by the amended charter and the amended bylaws, the forms of which are attached to this joint proxy statement/prospectus as Annex B and Annex C, respectively.

Immediately following the effective time of the merger, BPY or an affiliate of BPY will exchange BPY units for an equal number of shares of class A stock issued or issuable as the pre-closing dividend with any unaffiliated GGP common stockholders who had made an election to receive BPY units in the BPY unit exchange. In the event that:

•	(i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units in the BPY unit exchange, or

•	(ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend will automatically be exchanged for BPY units in the BPY unit exchange.

Holders of shares of issued and outstanding GGP common stock (excluding GGP restricted stock) who have not made a proper election by the election deadline will be deemed to be non-electing shares. Each such non-electing share will be deemed to have made a cash election for purposes of the pre-closing dividend, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock received or is entitled to receive due to proration. Deemed stockholders will not make any election of the form of the pre-closing dividend with respect to shares of GGP common stock deemed held in respect of in-the-money options (as described herein). Instead, they will be deemed to have elected to receive the pre-closing dividend in cash and, unlike the holders of the non-electing shares, they will not convert to BPY units any shares of class A stock the holder receives or is entitled to receive due to proration.

For additional information regarding the total consideration to be paid to unaffiliated GGP common stockholders in connection with the Transactions, refer to the sections entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” and “The Merger Agreement—Structure and Timing of the Transactions—The Merger” beginning on pages 199 and 208 of this joint proxy statement/prospectus, respectively. For additional information regarding class A stock and BPY units, refer to the section entitled “Comparison of Rights of Holders of GGP Common Stock, Class A Stock and BPY Units” beginning on page 309 of this joint proxy statement/prospectus.

Q:	How does the proration mechanism affect the ratio of cash and class A stock or BPY units that I receive in connection with the pre-closing dividend?

A:	The aggregate cash dividend amount is equal to $9,250,000,000 reduced by (i) the merger consideration, (ii) the partnership common unit cash amount, (iii) the partnership LTIP unit cash amount and (iv) the total GGP restricted stock cash consideration. The maximum cash amount that one (1) share of GGP common stock may receive in the pre-closing dividend, which we refer to as the maximum per share cash dividend, is equal to $23.50 minus the per share merger consideration.

If the product of (i) the maximum per share cash dividend and (ii) the number of shares of GGP common stock that elect to receive cash in the pre-closing dividend exceeds the aggregate cash dividend amount, holders of such shares of GGP common stock will instead receive a prorated amount of cash. Such holders will receive, per share of GGP common stock, a fraction of class A stock or a BPY unit, in each case equal to (i)(a) the maximum per share cash dividend minus (b) the prorated cash dividend divided by (ii) $23.50. The greater the oversubscription of the cash election, the less cash and more class A stock (or BPY units) an unaffiliated GGP common stockholder making the cash election will receive. Reciprocally, the greater the oversubscription of the stock election, the fewer shares of class A stock (or BPY units) and more cash an unaffiliated GGP common stockholder making the stock election will receive. For more detailed illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

Example #1: The aggregate cash dividend amount is $8,800,000,000, the pre-closing dividend share number is 650,000,000 and the per share merger consideration is $0.20. In this scenario, the maximum per share cash dividend is $23.30. If holders of 600,000,000 shares elect to receive the pre-closing dividend in cash, they will receive a cash dividend of $14.66 per share. Such holders will also receive 0.367 share of class A stock or BPY units per share of GGP common stock.

Alternatively, if the product of (i) the maximum per share cash dividend and (ii) the number of shares of GGP common stock that elect to receive cash is lower than the aggregate cash dividend amount, holders that elected to receive class A stock will instead receive a prorated amount of cash that depletes the aggregate cash dividend amount.

Example #2: The same facts as Example #1, except that holders of 100,000,000 shares elect to receive the pre-closing dividend in cash. In this example, there will be $6,470,000,000 of cash left to distribute in the pre-closing dividend to the holders of the remaining 550,000,000 shares. The holders of the remaining 550,000,000 shares will each receive a cash dividend of $11.785 per share (calculated in accordance with the intermediary steps and rounding requirements as described in the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus). Such holders will also receive 0.49 share of class A stock or BPY units per share of GGP common stock.

The numbers in the above examples were chosen for ease of calculation and are not intended to represent the actual or estimated aggregate cash dividend amount, pre-closing dividend share number, per share merger consideration or how many holders elect to receive the cash dividend. Additionally, the proration is subject to rounding as described above in “—What will GGP common stockholders receive in the Transactions if they are consummated?” Refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus for more information on the above illustrative examples.

Q:	How and when will the aggregate cash dividend amount and the per share merger consideration be determined?

A:

The aggregate cash dividend amount will be determined in accordance with the merger agreement based on a variety of factors, some of which will not be known until closer to the time of the charter amendments closing. Such factors include, among other things, the amount of cash that is required to be paid to holders of derivative and convertible securities of GGP and GGPOP and the timing and availability of proceeds to be received as part of the pre-closing transactions.

With respect to sequencing of determination of the aggregate cash dividend amount and the per share merger consideration, the aggregate cash dividend amount will be determined first and must be designated by BPY to GGP in writing at least two (2) business days prior to the charter amendments closing. BPY’s determination will be based in part on and consistent with BPY’s then-current estimate of an amount, which we refer to as the total cash amount, which is equal to the difference of $9,250,000,000 that is to be paid to securityholders in connection with the Transactions, less the partnership common unit cash amount, less the partnership LTIP unit cash amount, less the total GGP restricted stock cash consideration.

Any cash consideration to be paid to securityholders in connection with the Transactions that is not paid as part of the pre-closing dividend will instead be paid in the form of merger consideration. As of the effective time of the merger, BPY and GGP will determine the total cash amount. Following determination of the total cash amount, BPY and GGP will then determine the per share merger consideration, which is equal to the quotient of (i) the total cash amount minus the aggregate cash dividend amount divided by (ii) the merger share number.

Q:	How do I calculate the value of the total consideration received in connection with the Transactions?

A:	Unaffiliated GGP common stockholders (not including holders of dissenting shares, subsidiaries of GGP or holders of GGP restricted stock but including certain holders of GGP options who are deemed stockholders) will be entitled to receive, for each share of issued and outstanding GGP common stock, and subject to proration, total consideration of up to $23.50 in cash or one (1) share of class A stock, at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash). For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus. Class A stock received in connection with the Transactions may be immediately exchanged for BPY units.

One (1) share of class A stock is intended to provide an economic return equivalent to one BPY unit, including identical distributions, and holders of class A stock will have the right following the consummation of the Transactions to exchange each share of class A stock for one BPY unit or the cash equivalent of one BPY unit, at BPY’s election, subject to subsequent changes to the conversion factor in the event of certain dilutive or capital events of BPY or BPR. For a more detailed description of the terms of this exchange right, see “Description of Class A Stock—Exchange of Class A Stock for BPY Units” beginning on page 284 of this joint proxy statement/prospectus. The rights of holders of class A stock will be governed by the amended charter and the amended bylaws, the forms of which are attached to this joint proxy statement/prospectus as Annex B and Annex C, respectively. The value of the class A stock received by unaffiliated GGP common stockholders in connection with the Transactions will depend on the value of the class A stock following the consummation of the Transactions. Prior to the Transactions, there has not been and will not be established public trading for class A stock. The price of class A stock following the Transactions will be unknown until the commencement of trading following completion of the Transactions. It is expected that the class A stock will be listed on the NASDAQ Stock Market, which we refer to as the NASDAQ.

BPY units are publicly traded on the NASDAQ and the Toronto Stock Exchange, which we refer to as the TSX, under the trading symbols “BPY” and “BPY.UN,” respectively. As such, the value of BPY units that an unaffiliated GGP common stockholder receives may be determined from publicly available information.

Q:	What are the principal U.S. federal income tax consequences of the pre-closing dividend, the merger and the BPY unit exchange to U.S. unaffiliated GGP common stockholders?

A:	The pre-closing dividend (whether in cash or class A stock) is expected to be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of GGP’s earnings and profits, which is expected to include a substantial amount of capital gain that is expected to be recognized as a result of the pre-closing transactions entered into after the charter amendments closing. To the extent the pre-closing dividend exceeds GGP’s earnings and profits, it is expected to be treated as a non-taxable return of capital which will reduce an unaffiliated GGP common stockholder’s tax basis in its GGP common stock to the extent the unaffiliated GGP common stockholder has adjusted tax basis in its GGP common stock, and to the extent it exceeds the unaffiliated GGP common stockholder’s adjusted tax basis, is expected to result in gain being recognized by such unaffiliated GGP common stockholder. The conversion of shares of GGP common stock held by unaffiliated GGP common stockholders into the right to receive the merger consideration in the merger, and the exchange of class A stock for BPY units at the election of an unaffiliated GGP common stockholder, are each expected to result in gain or loss being recognized by the unaffiliated GGP common stockholder. However, certain aspects of the tax consequences of the Transactions are not entirely clear, and each GGP common stockholder is strongly urged to consult its tax advisor regarding the potential U.S. federal income tax consequences to it of the Transactions.

For a more complete discussion of the U.S. federal income taxation of the pre-closing dividend, the merger, the ownership of class A stock, the BPY unit exchange, the ownership of BPY units, refer to the section entitled “Material U.S. Federal Income Tax Considerations and Consequences” beginning on page 176 of this joint proxy statement/prospectus and the risks related to taxation in the section entitled “Risk Factors” beginning on page 149 of this joint proxy statement/prospectus.

THE U.S. FEDERAL INCOME TAX RULES APPLICABLE TO THE TRANSACTIONS AND TO THE OWNERSHIP OF STOCK OF REAL ESTATE INVESTMENT TRUSTS, WHICH WE REFER TO AS REITS, AND BPY UNITS GENERALLY ARE HIGHLY TECHNICAL AND COMPLEX. HOLDERS OF SHARES OF GGP COMMON STOCK AND HOLDERS OF BPY UNITS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS, THE OWNERSHIP OF CLASS A STOCK, AND BPR’S QUALIFICATION AS A REIT FOLLOWING THE MERGER, AND THE OWNERSHIP OF BPY UNITS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS, AND POTENTIAL CHANGES IN APPLICABLE TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Q:	Who are BPY and BPR?

A:	BPY is one of the world’s largest commercial real estate companies, with approximately $68 billion in total assets. BPY is a leading owner, operator and investor in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. BPY, together with the Brookfield voting parties, beneficially owns approximately 34% of GGP common stock as of the date of this joint proxy statement/prospectus. In connection with the charter amendments, the surviving corporation’s name will be changed to Brookfield Property REIT Inc. (i.e., BPR), which will be a publicly traded U.S. REIT and will issue class A stock that is intended to provide economic equivalence to an investment in BPY, its parent company. It is expected that BPY and BPR will share a management team, and have an identical distribution policy. It is expected that the members of the board of directors of the general partner of BPY, which we refer to as the BPY general partner, will comprise the BPR board after the effective time of the merger. Together, BPY and BPR will be the flagship listed real estate company of BAM, a leading global alternative asset manager with over $285 billion in assets under management.

Q:	How will my rights as a holder of class A stock or BPY units following the Transactions differ from my current rights as a holder of GGP common stock?

A:	In connection with the Transactions, GGP will file the amended charter with the Secretary of State of the State of Delaware, a form of which is attached as Annex B to this joint proxy statement/prospectus. GGP will also adopt the amended bylaws, a form of which is attached as Annex C to this joint proxy statement/prospectus. For a description of the material differences in holding a share of GGP common stock, a share of class A stock and a BPY unit, refer to the section entitled “Comparison of Rights of Holders of GGP Common Stock, Class A Stock and BPY Units” beginning on page 309 of this joint proxy statement/prospectus for additional information.

Q:	When and where is the special meeting?

A:	The special meeting will be held at GGP’s principal executive offices located at 350 N. Orleans St., Suite 300, Chicago, Illinois 60654-1607, on July 26, 2018, commencing at 9:00 a.m. (Chicago time).

Q:	Who can vote at the special meeting?

A:	All holders of record of GGP common stock as of the close of business on June 22, 2018, the special meeting record date, are entitled to receive notice of and to vote at the special meeting. As of the close of business on June 20, 2018, there were 958,392,649 shares of GGP common stock outstanding and entitled to vote at the special meeting, held by approximately 1,923 holders of record. Each holder of GGP common stock is entitled to one vote on each proposal presented at the special meeting for each share of GGP common stock that such holder owned on the special meeting record date.

Q:	What constitutes a quorum for purposes of the special meeting?

A:	The holders of record on the special meeting record date (as described in the section entitled “The Special Meeting—Record Date; Who Can Vote at the Special Meeting” beginning on page 166 of this joint proxy statement/prospectus) of a majority of the shares of GGP common stock outstanding on the special meeting record date present in person or represented by proxy will constitute a quorum at the special meeting. All shares of GGP common stock, represented in person or by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting. Broker non-votes will be counted as present for the purpose of determining the existence of a quorum at the special meeting so long as a stockholder has given the broker or other nominee voting instructions on at least one of the proposals set forth in this joint proxy statement/prospectus. As the proposals set forth in this joint proxy statement/prospectus are considered “non-routine” matters under NYSE Rule 452, a stockholder’s shares will not be considered broker non-votes and will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any of the proposals set forth in this joint proxy statement/prospectus.

For a more detailed description of what constitutes a quorum for purposes of the special meeting, refer to the section entitled “The Special Meeting” beginning on page 166 of this joint proxy statement/prospectus.

Q:	What vote is required to approve the proposals at the special meeting?

A:

Adoption of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock, and the affirmative vote of the holders of a majority of the outstanding target shares. Adoption of each of the charter proposals and the bylaws proposals requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock. Certain affiliates of BPY who collectively beneficially own shares of GGP common stock representing, in the aggregate, approximately 34% of the total outstanding GGP common stock as of the date of the merger agreement have entered into the voting agreement with GGP to vote their shares of GGP common stock in favor of the merger proposal, the charter proposals and the bylaws proposals. If you abstain or fail to vote your shares in favor of the merger proposal, charter proposals and bylaws proposals, including broker non-votes, this will have the same effect as a vote “AGAINST” such proposals. The Transactions will not be completed unless the merger proposal, the charter proposals and the bylaws proposals are so approved.

Approval of the compensation proposal requires the affirmative vote of the holders of a majority of the shares of GGP common stock present in person or represented by proxy at the special meeting and entitled to vote on such proposal. Abstentions will have the same effect as votes “AGAINST” this proposal. Failures to vote and broker non-votes will have no effect on the approval of this proposal if a quorum is present.

Your vote is important. We encourage you to submit a proxy to vote your shares of GGP common stock as promptly as possible so that your shares may be represented and voted at the special meeting. You may also attend the special meeting in person and cast your vote at the meeting provided that you bring an admission ticket and government-issued picture identification. For instructions on obtaining an admission ticket, refer to the section entitled “The Special Meeting—Attendance” beginning on page 167 of this joint proxy statement/prospectus.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	If your shares are registered directly in your name with American Stock Transfer & Trust Company, LLC, the transfer agent of GGP, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote by granting your voting rights directly to GGP or to a third party or by voting in person at the special meeting.

If your shares are held by a broker or other nominee, you are considered the beneficial owner of shares held in “street name,” and your broker or other nominee is considered the stockholder of record with respect to those shares. Your broker or other nominee should send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting; however, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from your broker or other nominee that holds your shares, giving you the right to vote the shares at the meeting. Obtaining a legal proxy may take several days and such legal proxy must be obtained prior to your attending the special meeting in order to vote your shares at that meeting.

For more information, refer to the section entitled “The Special Meeting—Stockholders of Record and Beneficial Owners” beginning on page 167 of this joint proxy statement/prospectus.

Q:	If my shares of GGP common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of GGP common stock for me?

A:	Unless you instruct your broker or other nominee how to vote your shares of GGP common stock held in “street name,” your shares will NOT be voted.

If your shares are held by a broker or other nominee, you must provide your broker or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee. You should also be aware that you may not vote shares of GGP common stock held in “street name” by returning a proxy card directly to GGP or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

Brokers and other nominees are precluded from exercising their voting discretion with respect to approving “non-routine” matters under NYSE Rule 452, such as the merger proposal, the charter proposals, the bylaws proposals and the compensation proposal, and, as a result, absent specific instructions from the beneficial owner of such shares of GGP common stock, brokers or other nominees are not empowered to vote those shares of GGP common stock on any of the proposals to be considered at the special meeting. If you do not provide instructions on how to vote your shares on any of the proposals set forth in this joint proxy statement/prospectus, those shares will not be considered broker non-votes and will not be counted as present for the purpose of determining the existence of a quorum. If you provide voting instructions on at least one, but not all, of the proposals set forth in this joint proxy statement/prospectus, your shares will be counted as present for the purpose of determining the existence of a quorum.

Consequently, if no voting instructions were given with respect to each of the following proposals, broker non-votes will have the same effect as votes “AGAINST” the merger proposal, the charter proposals and the bylaws proposals, but will have no effect on the compensation proposal.

Q:	What happens if I abstain or fail to vote?

A:	For purposes of the special meeting, an abstention occurs when a stockholder attends the special meeting in person and does not vote or returns a proxy with an “ABSTAIN” vote, or, if you hold your shares through a broker or other nominee, you instruct your broker or other nominee to abstain from voting your shares. If you:

•	abstain or fail to vote with respect to any of the merger proposal, charter proposals and bylaws proposals, it will have the same effect as a vote “AGAINST” the merger proposal, charter proposals and bylaws proposals and, consequently, the Transactions, including the merger; and

•	abstain with respect to the compensation proposal, assuming a quorum is present, it will have the same effect as a vote “AGAINST” the compensation proposal.

Q:	Must I vote in favor of the proposals being considered at the special meeting in order to receive the pre-closing dividend?

A:	Regardless of whether and how you vote on any of the proposals being considered at the special meeting, you will be entitled to receive the pre-closing dividend if you are otherwise eligible to receive the pre-closing dividend in accordance with the terms of the merger agreement.

Q:	What happens if I fail to make an election with respect to the form of the pre-closing dividend?

A:	Any shares entitled to make such an election with respect to which the payment agent has not received an effective, properly completed election form on or before the election deadline will be deemed to be non-electing shares. Each such non-electing share will be deemed to have made a cash election for purposes of the pre-closing dividend, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock received or is entitled to receive due to proration. Deemed stockholders will not make any election of the form of the pre-closing dividend with respect to shares of GGP common stock deemed held in respect of in-the-money options (as described herein). Instead, they will be deemed to have elected to receive the pre-closing dividend in cash and, unlike the holders of the non-electing shares, they will not convert to BPY units any shares of class A stock the holder receives or is entitled to receive due to proration. For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

Q:	When are the Transactions expected to close?

A:

Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to Consummation of the Charter Amendments, the Bylaws Amendments, the Partnership Agreement Amendment and Restatement and the Merger” beginning on page 218 of this joint proxy statement/prospectus, including the receipt of the requisite stockholder approval, GGP expects that the Transactions will be completed in the third quarter of 2018. However, it is possible that factors outside the control of the parties could result in the Transactions being completed at a later time or not at all. There may be a substantial amount of time between the special meeting and the completion of the Transactions.

Q:	What are the conditions to the completion of the Transactions?

A:	In addition to the requisite stockholder approval described above, completion of the Transactions is subject to the satisfaction or waiver of a number of other conditions, including:

•	consent of the holders of a majority of BPY units for the issuance of BPY units in the BPY unit exchange, unless BPY has obtained a determination from the TSX in writing that such consent is not required;

•	absence of any court or other governmental authority of competent jurisdiction enacting any law, ruling or other legal requirement that is in effect and prohibits consummation of any Transaction;

•	effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of (i) any stop order issued by the SEC suspending the effectiveness of this joint proxy statement/prospectus that is in effect or (ii) any proceeding initiated by the SEC seeking such a stop order that has not been withdrawn;

•	effectiveness of one or more shelf registration statements registering (i) the issuance of BPY units issuable in the event that an affiliate of BPY elects to deliver BPY units in satisfaction of the exchange rights of the holders of class A stock contained in the amended charter and (ii) the resale of BPY units transferred by BAM in accordance with the terms of the Rights Agreement, dated as of April 27, 2018, by and between BAM and Wilmington Trust, National Association, attached as Annex L to this joint proxy statement/prospectus and incorporated by reference herein, and which we refer to as the rights agreement, and, in each case, the absence of (a) any stop order issued by the SEC suspending the effectiveness of such shelf registration statements that is in effect and (b) any proceeding initiated by the SEC seeking such a stop order that has not been withdrawn (provided that this condition need not be satisfied if all shares of class A stock issued in the pre-closing dividend are exchanged for BPY units in the BPY unit exchange);

•	the BPY units to be issued in the BPY unit exchange have been authorized for listing on the TSX and the NASDAQ, subject to official notice of issuance;

•	the class A stock to be issued in the Transactions has been authorized for listing on the NASDAQ or the New York Stock Exchange, which we refer to as the NYSE (BPY and GGP anticipate that the class A stock will be listed on the NASDAQ), subject to official notice of issuance (provided that this condition need not be satisfied if all shares of class A stock issued in the pre-closing dividend are exchanged for BPY units in the BPY unit exchange) (refer to the section entitled “Special Factors—Listing of Class A Stock” beginning on page 146 of this joint proxy statement/prospectus);

•	accuracy of representations and warranties under the merger agreement (subject to certain materiality exceptions);

•	compliance with and performance in all material respects by GGP, BPY and Goldfinch of their respective obligations under the merger agreement;

•	absence of a material adverse effect on GGP or BPY;

•	receipt by GGP of (i) an opinion of counsel regarding certain tax matters, including BPY’s qualification and taxation as a partnership for U.S. federal income tax purposes; and (ii) an opinion of a nationally recognized valuation firm regarding the solvency of BPR following the Transactions after giving effect to the Transactions;

•	receipt by BPY of an opinion of counsel regarding certain tax matters, including GGP’s qualification and taxation as a REIT for U.S. federal income tax purposes; and

•	the rights agreement will have been executed and will be in full force and effect.

On May 24, 2018, BPY filed shelf registration statements on Form F-3 with the SEC to register BPY units deliverable to holders of class A stock in satisfaction of the exercise of the exchange rights contained in the amended charter and the rights agreement. As noted above, such registration statements are required to become effective at or prior to the completion of the Transactions.

For a more complete summary of the conditions that must be satisfied or waived prior to the completion of the Transactions, refer to the section entitled “The Merger Agreement—Conditions to Consummation of the Charter Amendments, the Bylaws Amendments, the Partnership Agreement Amendment and Restatement and the Merger” beginning on page 218 of this joint proxy statement/prospectus.

Q:	What will happen to outstanding GGP equity awards in the Transactions?

A:	The below chart summarizes the treatment of outstanding GGP equity awards in the Transactions.

Type of Equity Award	Summary of Treatment
GGP in-the-money options*	Generally will be deemed to be net settled for a number of shares of GGP common stock that will be deemed to have elected to receive cash for purposes of the pre-closing dividend, and will receive cash (and, if the pre-closing dividend cash consideration is prorated in accordance with the merger agreement, shares of class A stock) pursuant to the pre-closing dividend and the per share merger consideration.

GGP out-of-the-money options	Generally will be converted into equivalent options to purchase BPY units.

Shares of GGP restricted stock granted prior to January 1, 2018

Generally will be cancelled and converted (with any performance conditions deemed met at target) into the right to receive cash and restricted shares of class A stock, which cash and restricted shares will have an aggregate value determined based on the value of the pre-closing dividend (assuming that every share makes a cash election and the form of consideration is prorated in accordance with the merger agreement) and the per share merger consideration.

Shares of GGP restricted stock granted in 2018	Generally will be converted into equivalent restricted shares of class A stock (with any performance conditions deemed met at target).

GGP FV LTIPs (which are full value partnership LTIP units of GGPOP)

Generally will be subject to treatment comparable to shares of GGP restricted stock granted in 2018. GGP FV LTIPs that continue after the Transactions will be convertible into GGPOP series K preferred units (which are exchangeable for shares of class A stock).

Type of Equity Award	Summary of Treatment

GGP AO LTIPs (which are appreciation-only partnership LTIP units of GGPOP)

Generally will be cancelled and converted into substitute awards of a BPY subsidiary with economic terms comparable to the terms of the GGP AO LTIPs. These substitute awards will be convertible into equity interests of the BPY subsidiary (which are exchangeable for BPY units or an equivalent cash amount).

*	GGP in-the-money options are options to purchase shares of GGP common stock granted prior to January 1, 2018 that have an exercise price less than the aggregate value of the pre-closing dividend and per share merger consideration.

Converted options, restricted shares, GGP FV LTIPs and GGP AO LTIPs will remain subject to the same service-based vesting conditions as applied to the underlying GGP equity award, except that the converted awards will fully vest upon a termination of the holder’s employment without “cause” (as defined in the applicable award agreement) or for “good reason” (as defined in the merger agreement) within two (2) years following the effective time of the merger.

GGP equity awards that are governed by existing “single-trigger” change in control provisions or that are held by recently hired or departed executives generally will be governed by their existing terms.

For additional information on the effect of the Transactions on the GGP equity awards, refer to the section entitled “Special Factors—Interests of GGP’s Directors and Executive Officers in the Transactions—Treatment of GGP Equity Awards,” beginning on page 137 of this joint proxy statement/prospectus.

Q:	Where will my shares of class A stock be publicly traded?

A:	BPY and GGP anticipate that the class A stock will be listed on the NASDAQ upon the consummation of the Transactions under the trading symbol “BPR.”

Q:	Where will my shares of new series A preferred stock be publicly traded?

A:	BPY and GGP anticipate that the new series A preferred stock will be listed on the NASDAQ upon the consummation of the Transactions under the trading symbol “BPRAP.”

Q:	Who will serve on the BPR board following the Transactions?

A:	Under the terms of the merger agreement, as of the effective time of the merger, the BPR board will consist of the directors selected by BPY, which directors will be approved by the GGP board prior to the effective time of the merger. It is expected that the members of the board of directors of the BPY general partner will comprise the BPR board after the effective time of the merger. The current members of the board of directors of the BPY general partner, and the expected directors of the BPR board after the effective time of the merger, which we refer to as the BPR board nominees, are: (i) Jeffrey M. Blidner, (ii) Dr. Soon Young Chang, (iii) Richard Clark, (iv) Omar Carneiro da Cunha, (v) Stephen DeNardo, (vi) Louis Joseph Maroun, (vii) Lars Rodert and (viii) Lisa M. Shalett.

Q:	Are GGP common stockholders entitled to appraisal rights?

A:	GGP common stockholders are entitled to exercise appraisal rights solely in connection with the merger. All GGP common stockholders who do not vote in favor of the merger proposal and who properly and validly perfect their statutory rights of appraisal in respect of such GGP common stock in accordance with Section 262 of the DGCL shall not receive the merger consideration.

Instead, such stockholders shall be entitled to receive payment of the appraised value of such GGP common stock. Subject to the terms and conditions set forth in the voting agreement, each of the Brookfield voting parties has waived, to the fullest extent permitted by law, and agreed not to assert, exercise or perfect any appraisal rights (including pursuant to Section 262 of the DGCL or otherwise) in connection with the

Transactions, with respect to any and all shares of GGP common stock held by it of record or beneficially owned. Refer to the section entitled “Other Transaction Agreements—The Voting Agreement” beginning on page 240 of this joint proxy statement/prospectus.

For more information, refer to the section entitled “Appraisal Rights in the Merger” beginning on page 335 of this joint proxy statement/prospectus.

Q:	Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to the GGP named executive officers in connection with the Transactions?

A:	Under SEC rules, GGP is required to seek a non-binding, advisory vote from GGP common stockholders with respect to the compensation that may become payable to its named executive officers in connection with the Transactions. Refer to the section entitled “Proposals Submitted to GGP Common Stockholders—Proposal 8—The Compensation Proposal” beginning on page 174 of this joint proxy statement/prospectus.

Q:	What will happen if GGP common stockholders do not approve the compensation proposal?

A:	Approval of the GGP compensation proposal is not a condition to the completion of the Transactions. Accordingly, you may vote against the compensation proposal and vote in favor of the merger proposal and any other proposals. The vote on the compensation proposal is an advisory vote being presented only to GGP common stockholders and it will not be binding on BPR or BPY following the Transactions. If the Transactions are completed, any merger-related compensation may be paid to the GGP named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if GGP common stockholders do not approve the compensation proposal.

Q:	Do any of GGP’s directors or executive officers have interests in the Transactions that may differ from those of GGP common stockholders?

A:	Certain GGP directors and executive officers have interests in the Transactions that are different from, or in addition to, their interests as GGP common stockholders. The special committee, comprised entirely of non-management independent directors who are not affiliated with BPY, was aware of and considered these interests, among other matters, in evaluating the merger agreement and the Transactions and recommended unanimously that the GGP board recommend that the GGP common stockholders vote “FOR” the merger proposal, “FOR” the charter proposals, “FOR” the bylaws proposals and “FOR” the compensation proposal. The GGP board was also aware of and considered these interests, among other matters, in evaluating the merger agreement and the other Transaction Agreements, the Transactions and the recommendation of the special committee. For a description of these interests, refer to the section entitled “Special Factors—Interests of GGP’s Directors and Executive Officers in the Transactions” beginning on page 137 of this joint proxy statement/prospectus.

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results of the special meeting will be announced at the special meeting. In addition, within four (4) business days following certification of the final voting results, GGP intends to file its final voting results with the SEC on a Current Report on Form 8-K.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed postage-paid return envelope or, if available, by authorizing your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of GGP common stock will be represented and voted at the special meeting.

Refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you.

The method by which you submit a proxy will in no way limit your right to vote at the special meeting if you later decide to attend the meeting in person. However, if your shares of GGP common stock are held in the name of a broker or other nominee, you must obtain a “legal proxy,” executed in your favor, from your broker or other nominee, to be able to vote in person at the special meeting. Obtaining a legal proxy may take several days and such legal proxy must be obtained prior to your attending the special meeting in order to vote your shares at that meeting.

If you are a holder of record or a beneficial owner of GGP common stock on the record date for the pre-closing dividend, you may make an election by completing an election form that will be mailed on or after the record date of the pre-closing dividend and following the instructions included therein.

Q:	Do I need to do anything with my stock certificates now?

A:	No. Promptly following and no later than the fifth (5th) business day following the effective time of the merger, BPY and BPR will cause the payment agent to mail to each holder of record whose shares of GGP common stock were converted into the right to receive the merger consideration a letter of transmittal in customary form and instructions for use in effecting the surrender of its certificates and uncertificated shares, as applicable. Refer to the section entitled “The Merger Agreement—Exchange of Shares and the Escrow Arrangement” beginning on page 212 of this joint proxy statement/prospectus.

Q:	If I give a proxy, how will my proxy be voted?

A:	All shares of GGP common stock entitled to vote and represented by properly completed proxies received prior to the special meeting, and not revoked, will be voted at the special meeting as instructed on the proxies. You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to any proposal. If you are a stockholder of record and you properly sign, date and return a proxy card but do not indicate how your shares of GGP common stock should be voted on a proposal, the shares of GGP common stock represented by your proxy will be voted as the GGP board recommends and therefore “FOR” the merger proposal, “FOR” the charter proposals, “FOR” the bylaws proposals and “FOR” the compensation proposal.

Q:	What election options are available to me?

A:	If you are a holder of record or a beneficial owner of GGP common stock on the record date for the pre-closing dividend, which is expected to be July 27, 2018, you may elect (i) whether to receive the pre-closing dividend in the form of cash or class A stock, subject to proration, and (ii) whether to exchange all class A stock you are entitled to receive in the pre-closing dividend for BPY units in the BPY unit exchange. For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

Q:	How do I vote or make an election?

A:	If you are a holder of record of GGP common stock (other than GGP restricted stock), you may have your shares of GGP common stock voted on matters presented at the special meeting by proxy (via the Internet, by telephone or by signing, dating and returning the accompanying proxy card in the enclosed postage-paid return envelope) or in person. If you are a beneficial owner of GGP common stock, you should receive instructions from your broker or other nominee that you must follow in order to have your shares of GGP common stock voted.

If you are a holder of record or a beneficial owner of GGP common stock on the record date for the pre-closing dividend, you may elect (i) whether to receive the pre-closing dividend in the form of cash or class A stock, subject to proration, and (ii) whether to exchange all class A stock you are entitled to receive in the pre-closing dividend for BPY units in the BPY unit exchange. This election may be made by completing an election form that will be mailed on or after the record date of the pre-closing dividend and following the instructions included therein, and you may request an additional election form from GGP or the payment agent. For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

Holders of shares of issued and outstanding GGP common stock (excluding GGP restricted stock) who have not made a proper election by the election deadline will be deemed to be non-electing shares. Each such non-electing share will be deemed to have made a cash election for purposes of the pre-closing dividend, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock received or is entitled to receive due to proration. Deemed stockholders will not make any election of the form of the pre-closing dividend with respect to shares of GGP common stock deemed held in respect of in-the-money options (as described herein).

Instead, they will be deemed to have elected to receive the pre-closing dividend in cash and, unlike the holders of the non-electing shares, they will not convert to BPY units any shares of class A stock the holder receives or is entitled to receive due to proration. For further information regarding non-electing shares, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

For additional information regarding how to vote your shares of GGP common stock, refer to the section entitled “The Special Meeting—How to Vote Your Shares” beginning on page 168 of this joint proxy statement/prospectus.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?

A:	Yes. You can revoke your proxy or change your vote before your proxy votes your shares of GGP common stock in any of the three following ways:

•	by sending a written notice to the Corporate Secretary of GGP at 350 N. Orleans St., Suite 300, Chicago, Illinois 60654, which notice must be received by GGP’s Corporate Secretary by 11:59 p.m. (Chicago time) on the business day prior to the date of the special meeting, stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the special meeting, or by authorizing a later-dated proxy via the Internet or by telephone, in which case your later-authorized proxy will be recorded and your earlier proxy revoked; or

•	by attending the special meeting, and voting in person. Simply attending the special meeting without voting will not revoke your proxy or change your vote.

If your shares of GGP common stock are held in an account at a broker or other nominee and you desire to change your vote or vote in person, you should contact your broker or other nominee for instructions on how to do so.

Q:	Can I revoke or change my election after I have delivered my election form?

A:

Yes. You can revoke or change your election by written notice received by the payment agent prior to 5:00 p.m. Eastern time on the election deadline provided in, and in accordance with the instructions included with, the election form to be mailed on or after the record date of the pre-closing dividend, which is expected to be July 27, 2018. If an election form is properly revoked and no subsequent election is properly made before 5:00 p.m. Eastern time on the election deadline provided in the election form, the shares of GGP common stock represented by such election form shall be deemed to have made an election to receive all of the pre-closing dividend in cash, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock the holder receives or is entitled to receive due to proration. For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

Q:	What should I do if I receive more than one (1) set of voting materials for the special meeting?

A:	Please complete, sign, date and return each proxy card and voting instruction card that you receive or submit your proxy via the Internet or by telephone. You may receive more than one set of voting materials for the special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of GGP common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of GGP common stock. If you are a holder of record and your shares of GGP common stock are registered in more than one name, you may receive more than one proxy card.

Q:	What happens if I sell my shares of GGP common stock before the special meeting?

A:	The special meeting record date is earlier than both the date of the special meeting and the effective time of the merger. If you transfer your shares of GGP common stock after the record date of the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting but will transfer the right to receive the pre-closing dividend and the merger consideration to the person to whom you transfer your shares. In order to become entitled to receive the pre-closing dividend and the merger consideration, you must hold your shares of GGP common stock through the record date for the pre-closing dividend and the effective time of the merger, respectively, which GGP expects will occur in the third quarter of 2018.

Q:	Will GGP continue to pay distributions to its holders of common stock prior to the completion of the Transactions?

A:	Yes. GGP expects to continue to pay distributions to holders of its common stock, but subject to the limitations set forth in the merger agreement, including:

•	GGP is permitted to pay the first quarter dividend of $0.22 per share of GGP common stock declared on February 7, 2018, payable on April 30, 2018, to holders of record of GGP common stock on April 13, 2018 (GGP paid the first quarter dividend on April 30, 2018); and

•	GGP is permitted to declare and pay no more than one (1) quarterly dividend on the shares of GGP common stock in accordance with past practice (including in terms of timing) following payment of the first quarter dividend in 2018 at a rate not to exceed $0.22 per share of GGP common stock, subject to proration if the amended charter is expected to be filed with the Secretary of State of the State of Delaware before the record date for such dividend.

GGP and any of its affiliates are permitted to make distributions necessary for GGP to (i) maintain its status as a REIT under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, or (ii) avoid or reduce the imposition of any entity-level income or excise tax under the Code. Any such distributions made in cash would be deducted from the total cash amount to be distributed to unaffiliated GGP common stockholders in connection with the Transactions.

Q:	What happens if the Transactions are not completed?

A:

If the Transactions, including the merger, are not completed, GGP common stockholders will not receive any consideration in connection with the Transactions. Instead, GGP will remain an independent public company and its common stock and preferred stock will continue to be listed and traded on the NYSE. Under certain circumstances, GGP may be required to make a payment to BPY or its affiliates or vice versa. For additional information, refer to the section entitled “The Merger Agreement—Fees and Expenses—Payment of Termination Fee or Reimbursement of Fees and Expenses” beginning on page 237 of this joint proxy statement/prospectus.

Q:	Who can answer my questions?

A:	If you have any questions about the Transactions or how to submit your proxy, or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

350 N. Orleans St., Suite 300

Chicago, Illinois 60654

Attention: Investor Relations

Telephone: (312) 960-5000

www.ggp.com

You can also contact the proxy solicitors hired by GGP as follows:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll-free:

(888) 750-5834

Banks and Brokers may call collect:

(212) 750-5833

(GGP common stockholders only)

GGP has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for the special meeting. GGP estimates it will pay Innisfree M&A Incorporated a fee of up to approximately $50,000 for the services to be performed. GGP has also agreed to reimburse Innisfree M&A Incorporated for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Innisfree M&A Incorporated against certain losses, costs and expenses. In addition to mailing the proxy solicitation material, GGP directors and executive officers may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to GGP’s directors and executive officers for such services.

SUMMARY

The following summary highlights some of the information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement, the other Transaction Agreements and the Transactions we are proposing, you are encouraged to read carefully this entire joint proxy statement/prospectus, including the attached Annexes and the other documents referred to herein. Each item in this summary includes a page reference directing you to a more complete discussion of that topic, although other sections may also be relevant or helpful. You are also encouraged to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about GGP and BPY that has been filed with the SEC. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus.

Parties to the Merger Agreement (Page 165)

GGP

GGP, a Delaware corporation, is a self-administered and self-managed REIT. GGP’s primary business is owning and operating best-in-class retail properties that provide an outstanding environment and experience for GGP’s communities, retailers, employees, consumers and stockholders. GGP is a S&P 500 real estate company with a property portfolio comprised primarily of Class A retail properties (defined primarily by sales per square foot during 2017). GGP defines best-in-class retail and modern luxury through curated merchandising and elegant culinary experiences set against the backdrop of refined ambiance across a distinguished collection of destinations. GGP’s retail properties are the core centers of retail, dining and entertainment within their trade areas and, therefore, represent hubs of daily life. As of March 31, 2018, GGP owned, either entirely or with joint venture partners, 125 retail properties located throughout the United States comprising approximately 123 million square feet of gross leasable area. In connection with the charter amendments, the surviving corporation’s name will be changed to Brookfield Property REIT Inc. (i.e., BPR). BPR will be a publicly traded U.S. REIT and will issue class A stock that is intended to provide economic equivalence to an investment in BPY, its parent company.

GGP common stock is traded on the NYSE under the trading symbol “GGP.”

BPY

BPY, a Bermuda exempted limited partnership, is one of the world’s largest commercial real estate companies, with approximately $68 billion in total assets. BPY is a leading owner, operator and investor in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. BPY, together with the Brookfield voting parties, beneficially owns approximately 34% of GGP common stock as of the date of this joint proxy statement/prospectus. It is expected that BPY and BPR will share a management team, and have an identical distribution policy. It is expected that the members of the board of directors of the general partner of BPY, which we refer to as the BPY general partner, will comprise the BPR board after the effective time of the merger. Together, BPY and BPR will be the flagship listed real estate companies of BAM, a leading global alternative asset manager with over $285 billion in assets under management.

BPY units are traded on the NASDAQ and TSX under the trading symbols “BPY” and “BPY.UN,” respectively.

Goldfinch

Goldfinch, a Delaware corporation, is an indirect, wholly owned subsidiary of BPY that was formed solely for the purpose of engaging in the Transactions. Goldfinch has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Transactions.

The Transactions (Page 198)

The Brookfield Affiliate Exchange

On the first (1st) business day following receipt of the requisite stockholder approval, GGP will file the series B designations with the Secretary of State of the State of Delaware. Then, subject to the conditions set forth in the class B exchange agreement and the merger agreement, GGP will exchange all shares of GGP common stock held by the Brookfield voting parties for series B preferred stock in the Brookfield affiliate exchange. Refer to the section entitled “Other Transaction Agreements—The Class B Exchange Agreement” beginning on page 240 of this joint proxy statement/prospectus for a description of the class B exchange agreement. At the effective time of such Brookfield affiliate exchange, each share of GGP common stock held by subsidiaries of GGP will also be exchanged for one (1) share of series B preferred stock.

The Pre-Closing Dividend

Following the Brookfield affiliate exchange, GGP will declare a special dividend payable to the unaffiliated GGP common stockholders (not including holders of GGP restricted stock, but including certain holders of GGP options who are deemed stockholders), as of the record date of the pre-closing dividend, which is expected to be July 27, 2018, consisting of either cash or class A stock, at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash) and subject to proration, with a payment date of the charter amendments closing. Refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus for more information.

Amendments to and Restatement of each of the GGP Charter and GGP Bylaws

In this joint proxy statement/prospectus, we refer to the current certificate of incorporation of GGP as the GGP charter, and we refer to the current bylaws of GGP as the GGP bylaws. The amended charter will authorize the issuance of class A stock, class B-1 stock and class C stock and will provide the terms governing the class B stock following the charter amendments. Each share of class A stock is intended to provide its holder with an economic return that is equivalent to that of a BPY unit. Each share of class B-1 stock shall have terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of a share of class B stock, and references herein to class B stock shall be deemed to be a reference to class B stock and class B-1 stock, as applicable. For a description of the terms of the class A stock, class B stock and class C stock, see “Description of Class A Stock” beginning on page 282 of this joint proxy statement/prospectus, “Description of Class B Stock” beginning on page 286 of this joint proxy statement/prospectus and “Description of Class C Stock” beginning on page 288 of this joint proxy statement/prospectus.

The charter amendments and bylaws amendments will effect a number of changes to the governance of GGP that reflect the recapitalization and anticipated consummation of the Transactions, including, among other things, changes to the voting rights of GGP common stockholders. For a description of the charter amendments and the bylaws amendments, see “The Merger Agreement—Structure and Timing of the Transactions—The Charter Amendments and Bylaws Amendments” beginning on page 201 of this joint proxy statement/prospectus.

Amendment and Restatement of the GGPOP Partnership Agreement

The amended GGPOP partnership agreement will authorize the issuance of GGPOP series K preferred units and series L preferred units, which will be entitled to distributions identical to those paid on class A stock and class B stock, respectively. The amended GGPOP partnership agreement will effect a number of changes to the governance of GGPOP that reflect the recapitalization and anticipated consummation of the Transactions. For a description of the amended GGPOP partnership agreement, see “The Merger Agreement—Structure and Timing of the Transactions—The Partnership Agreement Amendment and Restatement” beginning on page 204 of this joint proxy statement/prospectus.

The Pre-Closing Transactions

Following the consummation of the Brookfield affiliate exchange, GGP intends to consummate certain transactions, including a series of recapitalization and financing transactions and joint venture asset sales. As part of such transactions, BPY has the right, in its sole discretion and without requiring the further consent of GGP or the GGP board, for the purpose of facilitating the consummation of the Transactions, upon reasonable prior written notice to GGP (but at least five (5) business days prior to the filing of the charter amendments with the Secretary of State of the State of Delaware, which we refer to as the charter amendments closing), to require GGP to use reasonable best efforts to take various actions (as described in more detail in the section entitled “The Merger Agreement—Structure and Timing of the Transactions” beginning on page 198 of this joint proxy statement/prospectus). The consummation of all pre-closing transactions will be conditioned upon the occurrence of the charter amendments closing and receipt by GGP of a written notice from BPY to the effect that all conditions set forth in the merger agreement have been satisfied or waived and that BPY and Goldfinch are prepared to proceed immediately with the closing of the Transactions (and any other evidence requested by GGP that the closing of the Transactions will occur).

The BPY Unit Exchange

Immediately following the effective time of the merger, BPY or an affiliate of BPY will exchange BPY units for an equal number of shares of class A stock issued or issuable as the pre-closing dividend with any unaffiliated GGP common stockholders who had made (or are deemed to have made) an election to receive BPY units in the BPY unit exchange. In the event that (i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units in the BPY unit exchange or (ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend will automatically be exchanged for BPY units in the BPY unit exchange. Holders of shares of issued and outstanding GGP common stock (excluding GGP restricted stock) who have not made a proper election by the election deadline shall be deemed to have made an election to receive all of the pre-closing dividend in cash, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock the holder receives or is entitled to receive due to proration. Refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The BPY Unit Exchange” beginning on page 209 of this joint proxy statement/prospectus for more information.

Treatment of GGP Equity Awards

Certain terms used in this discussion are defined at the end of this section.

GGP in-the-money options. Each GGP in-the-money option that is outstanding immediately prior to the effective time of the charter amendments, whether vested or unvested, will be cancelled and terminated at the effective time of the charter amendments and its holder will be deemed to receive a number of shares of GGP common stock (rounded down to the next lower whole number after aggregating all such shares deemed held by such holder) equal to (i) the product of (a) the number of shares of GGP common stock subject to such GGP in-the-money option multiplied by (b) the excess of the equity award aggregate cash equivalent amount over the per-share exercise price applicable to such GGP in-the-money option divided by (ii) the equity award aggregate cash equivalent amount. Each such deemed share of GGP common stock will be deemed to have elected to receive cash for purposes of the pre-closing dividend and will be entitled to receive, promptly following the effective time of the charter amendments, the pre-closing dividend and the per share merger consideration, in each case less applicable withholding taxes.

GGP out-of-the-money options. Immediately prior to the effective time of the merger, each GGP out-of-the-money option, whether vested or unvested, will be converted into an option, in respect of a number of BPY units (rounded down to the next lower whole number after aggregating all such BPY units for the same holder of GGP out-of-the-money options) equal to the product of (i) the number of shares of GGP common stock subject to such GGP out-of-the-money option and (ii) the equity award aggregate stock equivalent amount. The exercise price per BPY unit for each such converted option will be equal to the quotient obtained by dividing (i) the exercise price per share of GGP common stock under such GGP out-of-the-money option by (ii) the equity award aggregate stock equivalent amount, with any fractional cents rounded up to the next higher $0.0001. These adjustments will be made in a manner consistent with the requirements of Section 409A (and, if applicable, Section 424) of the Code. Each such converted option will have generally the same terms and conditions as applied to the underlying GGP out-of-the-money option except that it will fully vest and become exercisable upon a termination of the holder’s employment without “cause” (as defined in the applicable award agreement) or for “good reason” (as defined in the merger agreement), which we refer to as an involuntary termination, during the two-year period following the effective time of the merger.

GGP restricted stock. At the effective time of the merger, each share of GGP restricted stock granted prior to January 1, 2018 will be cancelled and converted (with shares of GGP restricted stock subject to performance conditions converted based on the target level of performance and with the effective time of the merger constituting the “Valuation Date” set forth in the applicable award agreement) into the right to receive (i) for each share of GGP restricted stock subject to performance conditions, the aggregate amount of dividends in respect of such share of GGP restricted stock previously placed into escrow, (ii) a cash amount equal to the equity award average cash amount, less applicable withholding taxes, and (iii) a fraction of a number of shares of restricted class A stock equal to one minus the percentage calculated by dividing (a) the equity award average cash amount by (b) $23.50. Any fractional shares of converted restricted class A stock, which we refer to as converted restricted stock, will be rounded down to the next lower whole number of shares after aggregating all such converted restricted stock held by the same holder.

At the effective time of the merger, each share of GGP restricted stock granted during 2018 will be cancelled and converted, for each holder of GGP restricted stock, into the right to receive a number of shares of converted restricted stock equal to the product of (i) the number of shares of GGP restricted stock held by such holder (with shares of GGP restricted stock subject to performance conditions deemed earned based on the target level of performance and with the effective time of the merger constituting the “Valuation Date” set forth in the applicable award agreement) and (ii) the equity award aggregate stock equivalent amount. Each such share of GGP restricted stock will not receive any of the cash consideration in the pre-closing dividend or the per share merger consideration. Any fractional shares of converted restricted stock will be rounded down to the next lower whole number of shares after aggregating all such shares of converted restricted stock held by the same holder.

Converted restricted stock will have generally the same terms and conditions as applied to the underlying GGP restricted stock, except that (i) shares of converted restricted stock in respect of shares of GGP restricted stock subject to performance conditions will be subject only to time-based vesting and (ii) each share of converted restricted stock will fully vest upon an involuntary termination during the two-year period following the effective time of the merger.

GGP FV LTIPs. For each GGP FV LTIP subject to performance conditions, the effective time of the charter amendments will be treated as a “Change of Control” and the “FV LTIP Full Participation Date” (each as defined in the GGPOP partnership agreement and/or the applicable award agreement), and such GGP FV LTIPs will be deemed earned based on the target level of performance and treated as time-vesting GGP FV LTIPs as described below. The Distribution Catch-Up LTIP Units (as defined in the applicable award agreement) tranche for each award of GGP FV LTIPs subject to performance conditions will be “trued up” to reflect prior distributions by GGPOP, and any cash payment necessary to fully pay prior distributions in accordance with the terms of such GGP FV LTIPs will be paid.

Each GGP FV LTIP will participate in the special distribution from GGPOP to holders of GGPOP common units, as required by the GGPOP operating partnership agreement in connection with the pre-closing dividend in the same manner as the GGPOP common units. For any unvested GGP FV LTIP, the equity portion of the special distribution will be subject to the same vesting terms as the GGP FV LTIP, except that it (i) will be subject only to time-based vesting, even if the underlying GGP FV LTIP was subject to performance conditions prior to the distribution, and (ii) will fully vest upon an involuntary termination during the two-year period following the effective time of the merger. In addition, it is currently expected that approximately $65,000 (based on the closing price of BPY units on June 18, 2018) will be paid to holders of certain of these GGP FV LTIPs in connection with the Transactions and the associated anticipated tax treatment, of which approximately $45,000 is expected to be paid to GGP executive officers.

The GGP FV LTIPs remaining after the special distribution and any GGPOP common units into which GGP FV LTIPs were converted prior to the merger will be adjusted to be convertible into a number of GGPOP series K preferred units equal to the quotient of (i) the per share merger consideration the GGP FV LTIPs would have received in the merger if they had converted into GGPOP common units and been exchanged for shares of GGP common stock prior to the merger divided by (ii) the BPY unit closing price.

The LTIP Unit Redemption Right (as defined in the GGPOP partnership agreement) will be adjusted to relate to GGPOP series K preferred units, and the shares exchangeable upon exercise of the LTIP Unit Redemption Right will be shares of class A stock (with the cash amount payable upon redemption relating to the trading price of the class A stock).

GGP AO LTIPs. GGP AO LTIPs will not participate in the special distribution from GGPOP in connection with the Transactions. GGP AO LTIPs will be cancelled in connection with the Transactions, and BPY will cause one of its subsidiaries to issue substitute awards with comparable economic terms as the existing GGP AO LTIPs. The substitute awards will be convertible into equity interests of the BPY subsidiary that are exchangeable for BPY units or an equivalent cash amount pursuant to a redemption right similar to the LTIP Unit Redemption Right. The substitute awards will fully vest upon an involuntary termination during the two-year period following the effective time of the merger.

Certain exceptions. Notwithstanding the foregoing description of the treatment of GGP equity awards, outstanding equity awards that are governed by existing “single-trigger” change in control provisions or that are held by recently hired or departed executives generally will be governed by their existing terms. For a description of the treatment of the equity awards held by GGP named executive officers with “single-trigger” change in control provisions, or who recently commenced or terminated employment with GGP, see the section entitled “Special Factors—Interests of GGP’s Directors and Executive Officers in the Transactions” beginning on page 137 of this joint proxy statement/prospectus.

Equity award terminology. The list below sets forth the meanings of certain terms used in the description of the treatment of GGP equity awards.

•	BPY unit closing price is calculated as the volume weighted average of the trading prices of BPY units on the NASDAQ on the five (5) trading days ending on the day that is three (3) trading days prior to the effective time of the charter amendments (rounded to the nearest $0.001).

•	equity award aggregate cash equivalent amount is the amount (rounded to the nearest $0.001) equal to the sum of (i) the equity award average stock amount plus (ii) the equity award average cash amount.

•	equity award aggregate stock equivalent amount is the number (rounded to the nearest 0.001) of BPY units equal to (i) the equity award average stock consideration plus (ii) the quotient of (a) the equity award average cash amount divided by (b) the BPY unit closing price.

•	equity award average cash amount is the value (rounded to the nearest $0.001) of the aggregate cash consideration that would be paid in respect of each share of GGP common stock (other than shares of GGP restricted stock but including the number of shares of GGP common stock deemed received in respect of GGP in-the-money options) in connection with (i) the pre-closing dividend, assuming that every share makes a cash election and the form of consideration is prorated in accordance with the merger agreement, and (ii) the per share merger consideration.

•	equity award average stock amount is the value (rounded to the nearest $0.001) equal to (i) the equity award average stock consideration multiplied by (ii) the BPY unit closing price.

•	equity award average stock consideration is the number (rounded to the nearest 0.001) of BPY units equal to the quotient of (i) $23.50 less the equity award average cash amount divided by (ii) $23.50.

•	GGP AO LTIP means a GGP equity award in the form of an appreciation-only partnership LTIP unit of GGPOP.

•	GGP FV LTIP means a GGP equity award in the form of a full value partnership LTIP unit of GGPOP.

•	GGP option means an option to purchase shares of GGP common stock.

•	GGP in-the-money option means a GGP option that was granted prior to January 1, 2018 and has an exercise price that is less than the aggregate value of the pre-closing dividend and per share merger consideration.

•	GGP out-of-the-money option means a GGP option that was granted in 2018 and/or has an exercise price that is equal to or greater than the aggregate value of the pre-closing dividend and per share merger consideration.

Post-Closing Ownership (Page 26)

After giving effect to the Transactions, it is anticipated that unaffiliated GGP common stockholders will own approximately 26% of BPY, calculated based on all shares of class A stock having been exchanged for BPY units (and assuming all of BAM’s interests in the BPY property partnership are exchanged for BPY units) and pro forma for the proposed BAM preferred share conversion.

Financing Related to the Transactions (Page 130)

BPY has obtained financing commitments to, among other things, fund a portion of the cash consideration to be paid by BPY and BPY’s affiliates in connection with the consummation of the Transactions. The merger agreement requires BPY to use its reasonable best efforts to take all actions and do all things necessary, proper or advisable to arrange and obtain the proceeds of the financing, and, subject to certain limitations, to use its reasonable best efforts to obtain alternative financing in an amount sufficient to consummate the Transactions if any portion of the committed financing is unavailable on the terms contemplated in the financing commitment. The merger agreement also requires GGP to, subject to certain limitations, use its reasonable best efforts to cooperate with BPY’s reasonable requests in connection with the financing. BPY’s ability to obtain financing (or any alternative financing) or any specific term with respect to such financing is not a condition that must be satisfied or waived prior to the completion of the Transactions. For a description of the financing covenants and the financing commitments, refer to the section entitled “Special Factors—Financing Arrangements” beginning on page 130 of this joint proxy statement/prospectus, and the section entitled “The Merger Agreement—Covenants and Agreements—Financing” beginning on page  229 of this joint proxy statement/prospectus.

Plans for BPR Following the Transactions (Page 124)

Following completion of the Transactions, it is expected that BPR will remain a REIT. BPY intends to request certain pre-closing transactions by GGP as contemplated by the terms of the merger agreement, including the sales of certain joint venture interests and assets. See “Special Factors—Plans for BPR After the Transactions” beginning on page 124 of this joint proxy statement/prospectus.

Governance of BPR Following the Transactions (Page 131)

The BPR board of directors is expected to be identical to the board of directors of the BPY general partner. BPY and BPR are expected to share a management team, with BPR being managed by BAM under a new master services agreement. Certain employees of GGP may be employed by BAM in connection with the management of BPR. See “Special Factors—Governance of BPR Following the Transactions” beginning on page 131 of this joint proxy statement/prospectus.

Joint Governance Agreement

GGP, BPY, the BPY general partner and Brookfield Properties, Inc., which we refer to as BPI, expect to enter into a joint governance agreement intended to facilitate the governance of BPR and BPY, a form of which is being filed as an exhibit to this joint proxy statement/prospectus, and which we refer to as the joint governance agreement. Among other things, the joint governance agreement grants BPI the right to designate candidates to be nominated for election to each directorship subject to election at any meeting of BPR stockholders. For a description of the joint governance agreement, refer to the section entitled “Special Factors—Governance of BPR Following the Transactions—Joint Governance Agreement” beginning on page 137 of this joint proxy statement/prospectus.

Master Services Agreement

At the time of the closing of the Transactions, BPR and GGPOP will enter into a master services agreement pursuant to which affiliates of BAM will provide management and administration services on terms consistent with the amended and restated master services agreement in place between the services providers and BPY. Pursuant to the master services agreement, BPR and GGPOP, which we refer to as the service recipients, will pay a base management fee to the service providers equal to 1.25% annually of the total capitalization of the service recipients. The base management fee will be calculated and paid quarterly. BAM has agreed to waive the base management fee for a period of 12 months from and after date of the charter amendments closing under the management fee letter agreement. For further information regarding the master services agreement, refer to the section entitled “Special Factors—Governance of BPR Following the Transactions—Master Services Agreement” beginning on page 132 of this joint proxy statement/prospectus. For more information regarding the management fee letter agreement, refer to the section entitled “Other Transaction Agreements—The Management Fee Letter Agreement” beginning on page 245 of this joint proxy statement/prospectus.

An affiliate of BAM will also be entitled to receive incentive distributions based on an amount by which quarterly distributions on the class A stock and GGPOP series K preferred units exceed specified target levels. For more information regarding the incentive distributions, refer to the section entitled “Special Factors—Governance of BPR Following the Transactions—Master Services Agreement” beginning on page 132 of this joint proxy statement/prospectus.

The Special Meeting (Page 166)

The special meeting will be held at GGP’s principal executive offices located at 350 N. Orleans St., Suite 300, Chicago, Illinois 60654-1607, on July 26, 2018, commencing at 9:00 a.m. (Chicago time). The special meeting is being held in order for GGP common stockholders to consider and vote on:

•	the merger proposal;

•	the charter proposals;

•	the bylaws proposals; and

•	the compensation proposal.

The GGP board has fixed the close of business on June 22, 2018 as the special meeting record date for determination of GGP common stockholders entitled to receive notice of, and to vote at, the special meeting and any postponements or adjournments of the special meeting. Only holders of record of GGP common stock at the close of business on the special meeting record date are entitled to receive notice of, and to vote at, the special meeting. As of the close of business on June 20, 2018, there were 958,392,649 shares of GGP common stock outstanding and entitled to be voted at the special meeting, held by approximately 1,923 holders of record. Each share of GGP common stock is entitled to one (1) vote on each of the merger proposal, the charter proposals, the bylaws proposals and the compensation proposal.

The approval of each of the merger proposal, the charter proposals and the bylaws proposals is a condition to the obligations of BPY and GGP to complete the Transactions. The approval of the compensation proposal is not a condition to the obligations of BPY and GGP to complete the Transactions.

Quorum

The holders of record on the special meeting record date (as described in the section entitled “The Special Meeting—Record Date; Who Can Vote at the Special Meeting” beginning on page 166 of this joint proxy statement/prospectus) of a majority of the shares of GGP common stock outstanding on the special meeting record date present in person or represented by proxy will constitute a quorum at the special meeting. All shares of GGP common stock, represented in person or by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting. Broker non-votes will only be counted as present for purposes of a quorum if the beneficial owner provides the broker with voting instructions for at least one proposal. As the proposals set forth in this joint proxy statement/prospectus are considered “non-routine” matters under NYSE Rule 452, a stockholder’s shares will not be considered broker non-votes and will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any of the proposals set forth in this joint proxy statement/prospectus. Under the GGP bylaws, the chairman of the special meeting has the power to adjourn the special meeting whether or not there is a quorum, including if necessary or appropriate to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the proposals being considered at the special meeting.

Vote Required

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock, and the affirmative vote of the holders of a majority of the outstanding target shares. Approval of each of the charter proposals and the bylaws proposals requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock. If you abstain or fail to vote your shares in favor of the merger proposal, the charter proposals and the bylaws proposals, including broker non-votes, this will have the same effect as a vote “AGAINST” such proposal. The Transactions will not be completed unless the merger proposal, the charter proposals and the bylaws proposals are so approved.

Approval of the compensation proposal requires the affirmative vote of the holders of a majority of the shares of GGP common stock present in person or represented by proxy at the special meeting and entitled to vote on such proposal. Abstentions will have the same effect as votes “AGAINST” this proposal. Failures to vote and broker non-votes will have no effect on the approval of this proposal if a quorum is present.

Recommendation of the Special Committee and the GGP Board (Page 81)

The special committee has unanimously: (i) determined that the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend and the charter amendments are advisable and in the best interests of GGP and unaffiliated GGP common stockholders; (ii) recommended that the GGP board approve, adopt and declare advisable and in the best interests of GGP and GGP common stockholders the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend and the charter amendments; (iii) recommended that the GGP board submit for adoption or approval by GGP common stockholders at the special meeting the merger proposal, the charter proposals and the bylaws proposals; and (iv) recommended that the GGP board recommend to GGP common stockholders that they vote in favor of the adoption or approval of the merger proposal, the charter proposals, the bylaws proposals and the compensation proposal.

The GGP board, following the unanimous recommendation of the special committee, has: (i) determined that the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend, the charter amendments and the bylaws amendments are advisable and in the best interests of GGP and GGP common stockholders; and (ii) approved, adopted and declared advisable and in the best interests of GGP and GGP common stockholders the merger agreement, the other Transaction Agreements and the Transactions, including the merger, the pre-closing dividend, the charter amendments and the bylaws amendments.

Accordingly, the GGP board, following the unanimous recommendation of the special committee, recommends that you vote “FOR” the merger proposal, “FOR” the charter proposals, “FOR” the bylaws proposals and “FOR” the compensation proposal. For a more complete description of the recommendation of the special committee and the GGP board, refer to the section entitled “Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board” beginning on page 81 of this joint proxy statement/prospectus.

Opinion of Goldman Sachs & Co. LLC (Page 92)

At a meeting of the special committee held on March 26, 2018, Goldman Sachs & Co. LLC, which we refer to as Goldman Sachs, rendered to the special committee its oral opinion, subsequently confirmed in writing, to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the aggregate amount of the pre-closing dividend in the form of cash and shares of class A stock (or, at the election of GGP common stockholders, BPY units) and merger consideration, which we refer to collectively as the aggregate consideration, to be paid to GGP common stockholders (other than BPY or BPY’s affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated March 26, 2018, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex D. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the special committee in connection with its consideration of the proposed Transactions and the opinion does not constitute a recommendation as to how any GGP common stockholder should vote or make any election with respect to the proposed Transactions or any other matter.

Pursuant to the engagement letter under which Goldman Sachs was engaged to serve as the financial advisor to the special committee, GGP has agreed to pay Goldman Sachs a transaction fee of approximately $30 million, all of which is contingent upon consummation of the Transactions. In addition, GGP has agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

For more information, see “Special Factors—Opinion of Goldman Sachs & Co. LLC” beginning on page 92 of this joint proxy statement/prospectus and Annex D of this joint proxy statement/prospectus.

Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions (Page 114)

Under the SEC rules governing “going private” transactions, each of the Parent parties and the Brookfield filing persons may be deemed an affiliate of GGP and, therefore, is required to express its purposes and reasons for the Transactions to GGP’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. For a description of the Parent parties’ and the Brookfield filing persons’ purposes and reasons for the Transactions to unaffiliated GGP common stockholders, refer to the section entitled “Special Factors—Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions” beginning on page 114 of this joint proxy statement/prospectus. For purposes of this joint proxy statement/prospectus, we refer to BAM, Brookfield Retail Holdings VII Sub 3 LLC, which we refer to as BPY Sub 3, Brookfield BPY Retail Holdings II Subco LLC, New Brookfield BPY Retail Holdings II LLC, BPY Retail V LLC, BPY Retail I LLC, Brookfield Retail Mall LLC, Brookfield Retail Holdings II Sub III LLC, Brookfield Retail Holdings Warrants LLC, New GGP Warrants LLC, BW Purchaser, LLC and Brookfield Retail Holdings VII LLC, collectively, as the Brookfield filing persons.

Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions (Page 120)

Under the SEC rules governing “going private” transactions, each of the Parent parties and the Brookfield filing persons may be deemed an affiliate of GGP and, therefore, is required to express its beliefs as to the fairness of the Transactions, including the merger, to GGP’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. For a description of the Parent parties’ and the Brookfield filing persons’ beliefs as to the fairness of the Transactions, including the merger, to unaffiliated GGP common stockholders, see the section entitled “Special Factors—Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions” beginning on page 120 of this joint proxy statement/prospectus.

Stock Ownership and Voting of Directors and Executive Officers of GGP (Page 331)

As of the close of business on June 20, 2018, there were 958,392,649 shares of GGP common stock outstanding and entitled to vote. As of the same date, the directors and executive officers of GGP and their affiliates held and were entitled to vote 338,366,700 shares of GGP common stock, collectively representing approximately 35% of the shares of GGP common stock outstanding and entitled to vote on that date. Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock, and the affirmative vote of the holders of a majority of the outstanding target shares. Approval of each of the charter proposals and the bylaws proposals requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock. The directors and executive officers of GGP have each indicated that they expect to vote “FOR” the merger proposal, “FOR” the charter proposals, “FOR” the bylaws proposals and “FOR” the compensation proposal. Refer to the section entitled “Certain Beneficial Ownership of GGP Common Stock—Ownership of Equity Securities of GGP by Directors and Executive Officers” beginning on page 331 of this joint proxy statement/prospectus.

Interests of GGP’s Directors and Executive Officers in the Transactions (Page 137)

In considering the recommendation of the special committee and the GGP board with respect to the proposed Transactions, you should be aware that directors and executive officers of GGP may have certain interests in the Transactions that may be different from, or in addition to, the interests of GGP common stockholders generally. The special committee and the GGP board were aware of and considered these interests, among other matters, in evaluating and, in the case of the special committee, negotiating the merger agreement and the Transactions and in recommending that the merger proposal and related proposals be adopted by the GGP common stockholders. These interests include, but are not limited to, the following:

•	the treatment of the equity awards, including the consideration to be received by holders of those awards in connection with the Transactions (in the form of cash and/or equity), as described in more detail in the section entitled “Special Factors—Interests of GGP’s Directors and Executive Officers in the Transactions—Treatment of GGP Equity Awards” beginning on page 137 of this joint proxy statement/prospectus;

•	one of GGP’s executive officers is party to an employment agreement that provides for accelerated vesting of equity awards upon a change in control of GGP and severance benefits in the event of certain qualifying terminations of employment;

•	each of the other GGP executive officers is entitled to severance benefits upon a termination of employment without cause pursuant to either an offer letter with GGP or GGP’s severance policy, and accelerated vesting of equity awards upon certain qualifying terminations of employment following a change in control of GGP pursuant to either the merger agreement or, for certain executive officers, the terms currently applicable to certain equity awards; and

•	continued indemnification benefits and coverage under a directors and officers insurance policy.

Additionally, one of GGP’s executive officers entered into a new employment arrangement with BAM with respect to the terms of his employment with BAM following the closing of the Transactions. For a more complete description of these interests, see the section entitled “Special Factors—Interests of GGP’s Directors and Executive Officers in the Transactions” beginning on page 137 of this joint proxy statement/prospectus.

Listing of Class A Stock, New Series A Preferred Stock and BPY Units (Page 146)

Approval of the listing on the NASDAQ or the NYSE of class A stock to be issued in the Transactions pursuant to the merger agreement is a condition to each of GGP’s and BPY’s obligation to consummate the

Transactions, subject to official notice of issuance prior to the closing of the Transactions. It is expected that class A stock will be listed and trade on the NASDAQ under the trading symbol “BPR.”

GGP has applied to list the new series A preferred stock on the NASDAQ. It is expected that new series A preferred stock will trade on the NASDAQ under the trading symbol “BPRAP.”

BPY has applied to list the BPY units to be issued to unaffiliated GGP common stockholders in connection with the Transactions on the TSX. Such listing is subject to the approval of the TSX in accordance with its applicable listing requirements. BPY also intends to apply to list the BPY units to be issued to unaffiliated GGP common stockholders in connection with the Transactions on the NASDAQ. BPY units are currently traded on the NASDAQ and TSX under the trading symbols “BPY” and “BPY.UN,” respectively.

Following the consummation of the Transactions, it is expected that the GGP common stock and GGP’s pre-existing series A preferred stock will be deregistered under the Exchange Act and delisted from the NYSE. However, BPR will be subject to the reporting requirements under the Exchange Act.

Appraisal Rights (Page 335)

If the Transactions are completed, GGP common stockholders who comply exactly with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their shares of GGP common stock (i.e., the dissenting shares) and receive in lieu of the per share merger consideration a cash payment equal to the “fair value” of their GGP common stock, as determined by the Delaware Court of Chancery, which we refer to as the Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the per share merger consideration. Section 262 of the DGCL is included as Annex J to this joint proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, GGP common stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to comply exactly with all of the procedures set forth in Section 262 of the DGCL will result in a termination or loss of the right of appraisal. A GGP common stockholder who submits a proxy card and who wishes to exercise appraisal rights must mark “AGAINST” or “ABSTAIN” with respect to the merger proposal. GGP common stockholders who wish to exercise their appraisal rights and hold shares in the name of a bank, broker, trust or other nominee must instruct their bank, broker, trust or other nominee to enable them to demand appraisal for their common stock.

Conditions to Consummation of the Charter Amendments, the Bylaws Amendments, the Partnership Agreement Amendment and Restatement and the Merger (Page 218)

The obligation of each of GGP, BPY and Goldfinch to consummate the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger is subject to the fulfillment or written waiver by each of BPY (on behalf of itself and Goldfinch) and GGP, prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, of the following conditions:

•	receipt of the requisite stockholder approval;

•	to the extent required by the TSX, the consent of the holders of a majority of the BPY units for the issuance of BPY units in the BPY unit exchange, which we refer to as the BPY unitholder consent;

•	absence of governmental authority enacting, issuing, enforcing or entering any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of any Transaction;

•	effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of any stop order or proceedings for that purpose having been initiated by the SEC that has not been withdrawn;

•	the BPY units to be issued in the BPY unit exchange have been approved for listing on the TSX and the NASDAQ subject to official notice of issuance; and

•	the class A stock to be issued in the Transactions has been authorized for listing on the NASDAQ or the NYSE (BPY and GGP anticipate that the class A stock will be listed on the NASDAQ), subject to official notice of issuance (provided, that this condition need not be satisfied if all shares of class A stock that are issued in the pre-closing dividend are exchanged for BPY units in the BPY unit exchange).

On April 23, 2018, BPY received a determination from the TSX that the BPY unitholder consent may be obtained by an action by written consent and accordingly, no special meeting of BPY unitholders will be required. On May 31, 2018, BAM, which beneficially owns an approximate 62% limited partnership interest in BPY (on a fully exchanged basis), provided the TSX with the BPY unitholder consent by an action of written consent.

In addition, BPY’s and Goldfinch’s obligation to effect the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger is also subject to the fulfillment or written waiver by BPY, at or prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, of the following conditions:

•	the representations and warranties of GGP being true and correct to the extent required and subject to the applicable materiality standards set forth in the merger agreement; GGP having complied with and performed in all material respects all covenants and agreements required to be performed by it under the merger agreement at or prior to the charter amendments closing; the absence of any material adverse effect with respect to GGP that remains in effect; and BPY will have received a certificate from GGP’s Chief Executive Officer certifying the satisfaction of the foregoing; and

•	the receipt of an opinion with respect to certain matters concerning GGP’s qualification and taxation as a REIT under the Code.

In addition, GGP’s obligation to effect the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger is also subject to the fulfillment or written waiver by GGP, at or prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, of the following conditions:

•	the representations and warranties of BPY and Goldfinch being true and correct to the extent required and subject to the applicable materiality standards set forth in the merger agreement; BPY and Goldfinch having complied with and performed in all material respects all covenants and agreements required to be performed by them under the merger agreement at or prior to the charter amendments closing; the absence of any material adverse effect with respect to BPY that remains in effect; and GGP will have received a certificate from an authorized officer of BPY certifying the satisfaction of the foregoing;

•	availability of one or more registration statements registering (i) BPY units issuable from time to time in the BPY unit exchange and (ii) the resale of BPY units transferred by BAM in accordance with the rights agreement, each having been declared effective by the SEC under the Securities Act and the absence of any stop order or proceedings for that purpose having been initiated by the SEC that has not been withdrawn;

•	the receipt of opinions with respect to (i) certain matters concerning BPY’s qualification and taxation as a partnership for U.S. federal income tax purposes; and (ii) solvency of BPR subject to certain qualifications as of the effective time of the merger after giving effect to the Transactions; and

•	the rights agreement will have been executed and will be in full force and effect.

On May 24, 2018, BPY filed shelf registration statements on Form F-3 with the SEC to register BPY units deliverable to holders of class A stock in satisfaction of the exercise of the exchange rights contained in the amended charter and the rights agreement. As noted above, such registration statements are required to become effective at or prior to the completion of the Transactions.

For additional information regarding the conditions to the consummation of the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger and a complete list of such conditions, refer to the section entitled “The Merger Agreement—Conditions to Consummation of the Charter Amendments, the Bylaws Amendments, the Partnership Agreement Amendment and Restatement and the Merger” beginning on page 218 of this joint proxy statement/prospectus.

Regulatory Approvals (Page 145)

GGP and BPY have determined that the filing of notification and report forms under the Hart-Scott-Rodino Act (or other antitrust laws) will not be necessary to complete the Transactions. However, at any time before or after the merger, the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission, a state attorney general or a foreign competition authority could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking divestiture of substantial assets of GGP, BPY or their respective affiliates. Private parties may also bring legal actions under the antitrust laws under certain circumstances.

No Solicitation or Negotiation of Acquisition Proposals (Page 226)

No Solicitation (Page 226)

GGP has agreed that it and its subsidiaries will not, and will direct its and their respective directors, officers or other employees, controlled affiliates or any investment banker, attorney, accountant or other agent or representative retained by any of them, which, collectively and acting in such capacity, we refer to as representatives, not to:

•	solicit, knowingly initiate, knowingly facilitate or knowingly encourage any acquisition proposal (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 226 of this joint proxy statement/prospectus);

•	participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any acquisition proposal;

•	subject to certain exceptions, engage in discussions with any person with respect to any acquisition proposal;

•	approve or recommend any acquisition proposal;

•	enter into any letter of intent or similar document or any agreement or commitment providing for any acquisition proposal;

•

take any action in connection with an acquisition proposal to make the provisions of any anti-takeover statute or any restrictive provision of any applicable anti-takeover provision in the GGP charter or GGP bylaws inapplicable to any person other than BPY and BPY’s affiliates or to any transactions constituting or contemplated by an acquisition proposal; or

•	resolve or agree to do any of the foregoing.

GGP has also agreed that neither it nor its subsidiaries will terminate, amend, modify or waive any rights under, or release any person (other than BPY) from, any “standstill” or other similar agreement unless the special committee determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with the special committee’s fiduciary duties under Delaware law.

Negotiation of Acquisition Proposals (Page 226)

If, prior to the receipt of the requisite stockholder approval, GGP receives an unsolicited acquisition proposal from a third party that did not result from its material breach of the non-solicitation provisions, and the special committee determines in good faith, after consultation with its outside counsel and financial advisor, that such acquisition proposal constitutes or is reasonably likely to constitute or lead to a superior proposal (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 226 of this joint proxy statement/prospectus), and that the failure to take the following actions would be reasonably likely to be inconsistent with the special committee’s or the GGP board’s fiduciary duties under Delaware law, then, GGP may:

•	furnish information to the third party making such acquisition proposal, provided, that (i) substantially concurrently GGP provides BPY any such information not previously made available to BPY; and (ii) prior to furnishing such information, GGP receives from the third party an executed confidentiality agreement that satisfies certain requirements; and

•	engage in discussions and negotiations with the third party and its representatives with respect to such acquisition proposal (and, if applicable, waive or otherwise modify any “standstill” or similar agreement).

No Change in Recommendation or Alternative Acquisition (Page 227)

Under the merger agreement, the GGP board and the special committee generally may not change their recommendation of the approval of the charter amendments, the bylaws amendments or the adoption of the merger agreement by the GGP common stockholders, which we refer to as the GGP board recommendation, or do any of the following (each of which we refer to as a GGP board recommendation change):

•	withhold, withdraw, amend or modify in a manner adverse to BPY or Goldfinch, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to BPY or Goldfinch, the GGP board recommendation; or

•	approve, adopt or recommend an acquisition proposal.

However, prior to obtaining the requisite stockholder approval, the special committee (or the GGP board acting on the special committee’s recommendation) may make a GGP board recommendation change only in response to (i) GGP receiving an unsolicited, bona fide written acquisition proposal not involving a material breach of the non-solicitation provisions that the special committee (or the GGP board acting on the recommendation of the special committee) determines in good faith, after consultation with the special committee’s financial advisor and outside legal counsel, constitutes a superior proposal; or (ii) an intervening event as described in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 226 of this joint proxy statement/prospectus.

Prior to any such action being taken, GGP must provide written notice to BPY advising of its intentions and the reasons therefor and take the other actions described in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 226 of this joint proxy statement/prospectus, including engaging in negotiations in good faith with BPY to the extent BPY requests to determine whether any changes to the terms and conditions of the merger agreement that have been committed to by BPY in writing would make: (i) in the case of a superior proposal, it no longer being a superior proposal; or (ii) in the case of an intervening event, the failure to make a GGP board recommendation change would no longer be reasonably likely to be inconsistent with the GGP board’s or the special committee’s fiduciary duties.

Termination of the Merger Agreement (Page 244)

The merger agreement may be terminated:

•	by either BPY or GGP if:

•	prior to the effective time of the charter amendments, by mutual written agreement of BPY and GGP;

•	prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger fail to be consummated on or before September 26, 2018 (provided that the right to terminate the merger agreement pursuant to this provision will not be available to any party whose breach of the merger agreement has been the principal cause of or resulted in such failure);
•	prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, the requisite stockholder approval is not obtained at the special meeting; or

•	prior to the effective time of the charter amendments, any order of a governmental authority permanently prohibiting consummation of any Transaction becomes final and non-appealable;

•	by GGP if:

•	subject to cure rights and on the condition that GGP is not then in material breach of any Transaction Agreement, BPY or Goldfinch breaches or violates any of its material covenants, agreements or other obligations under any Transaction Agreement, or any of the representations and warranties of BPY and Goldfinch in any Transaction Agreement becomes inaccurate, which breach, violation or inaccuracy would result in a failure of any related closing condition and cannot be cured by September 26, 2018;

•	prior to the effective time of the charter amendments and the partnership agreement amendment and restatement and receipt of the requisite stockholder approval, GGP enters into a definitive written agreement providing for the superior proposal in compliance with the terms of the merger agreement and pays the termination fee described in the section entitled “The Merger Agreement—Fees and Expenses—Payment of Termination Fee or Reimbursement of Fees and Expenses” beginning on page 237 of this joint proxy statement/prospectus, and otherwise complies with the non-solicitation provisions in all material respects;

•

GGP has confirmed by written notice to BPY that (i) GGP is prepared to consummate the charter amendments closing and the merger, and GGP intends to terminate the merger agreement pursuant to this provision if BPY or Goldfinch fails to consummate the charter amendments closing and the other Transactions when required pursuant to the terms of the merger agreement; and (ii) BPY or Goldfinch fails to consummate the charter amendments closing or any other Transactions (other than a pre-closing transaction as identified in the section entitled “The Merger Agreement—

Covenants and Agreements—Pre-Closing Transactions” beginning on page 232 of this joint proxy statement/prospectus) within two (2) business days of the date of the charter amendments closing or the date on which such other Transactions were required to occur pursuant to the terms of the merger agreement;

•	the BPY unitholder consent is not obtained at a BPY unitholder meeting held for the purpose of obtaining consent of BPY unitholders for the issuance of BPY units in the BPY unit exchange; or

•	by BPY if:

•	subject to cure rights and on the condition that each of BPY or Goldfinch is not then in material breach of any Transaction Agreement, prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, GGP breaches or violates any of its material covenants, agreements or other obligations under any Transaction Agreement, or any of the representations and warranties of GGP in the merger agreement becomes inaccurate, which breach, violation or inaccuracy would result in a failure of any related closing condition and cannot be cured by September 26, 2018;

•	prior to receipt of the requisite stockholder approval, any of the following events has occurred (each of which we refer to as a triggering event):

•	a GGP board recommendation change;

•	GGP failing to include a GGP board recommendation in this joint proxy statement/prospectus;

•	GGP recommending to the GGP common stockholders an acquisition proposal other than the Transactions; or

•	an acquisition proposal made after March 26, 2018 having been publicly announced and GGP failing to issue a press release that reaffirms the special committee’s recommendation of the Transaction Agreements and the Transactions within five (5) business days after receipt of such written request by BPY or, if earlier, prior to the special meeting (provided, that such written request was received no less than two (2) business days prior to the special meeting).

On April 23, 2018, BPY received a determination from the TSX that the BPY unitholder consent may be obtained by an action by written consent and, accordingly, no special meeting of BPY unitholders will be required. On May 31, 2018, BAM, which beneficially owns an approximate 62% limited partnership interest in BPY (on a fully exchanged basis), provided the TSX with the BPY unitholder consent by an action of written consent.

Termination Fees and Expenses (Page 237)

If the merger agreement is terminated by BPY due to the requisite stockholder approval not being obtained at the special meeting, GGP will pay to BPY all reasonable out-of-pocket third-party expenses and fees incurred by BPY and Goldfinch in connection with the Transaction Agreements and the Transactions in an amount not to exceed $20 million.

GGP must pay a fee of up to $400 million to BPY or an affiliate of BPY designated by BPY if:

•	the merger agreement is terminated by GGP in order to enter into a definitive agreement providing for a superior proposal prior to receipt of the requisite stockholder approval, in which event the fee of up to $400 million must be paid concurrently with, and as a condition to, termination;

•	the merger agreement is terminated by BPY prior to receipt of the requisite stockholder approval because a triggering event has occurred in which event, the fee of up to $400 million must be paid within two (2) business days after demand by BPY; or

•	each of the following specific circumstances in clauses (i) through (iii) below occur:

•	(i) the merger agreement is terminated either (a) by GGP or BPY due to a failure of the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger to be consummated on or before September 26, 2018 or due to a failure to obtain the requisite stockholder approval, or (b) by BPY due to a breach or violation by GGP of certain of its obligations in the merger agreement relating to non-solicitation of acquisition proposals or holding the special meeting; and

•	(ii) following the execution and delivery of the merger agreement and prior to the special meeting, a competing acquisition transaction (as defined in the section entitled “The Merger Agreement—Fees and Expenses—Payment of Termination Fee or Reimbursement of Fees and Expenses” beginning on page 237 of this joint proxy statement/prospectus) is publicly announced or has become publicly disclosed and not withdrawn; and

•	(iii) within 12 months following such termination, a competing acquisition transaction has been consummated or GGP enters into a definitive agreement with respect to any competing acquisition transaction during such 12-month period and such competing acquisition transaction is thereafter consummated, in which event, the fee of up to $400 million must be paid within two (2) business days after demand by BPY.

In the event the merger agreement is terminated by GGP or BPY only due to a failure of the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger to be consummated on or before September 26, 2018 or due to a failure to obtain the requisite stockholder approval, GGP would not have to pay a fee of up to $400 million to BPY or an affiliate of BPY designated by BPY, but, as noted above, if the merger agreement is terminated by BPY only due to the requisite stockholder approval not being obtained at the special meeting, GGP will pay to BPY all reasonable out-of-pocket third-party expenses and fees incurred by BPY and Goldfinch in connection with or related to the Transaction Agreements and the Transactions in an amount not to exceed $20 million.

BPY must pay a fee of up to $1.2 billion to GGP within two (2) business days after demand by GGP if:

•	the merger agreement is terminated by GGP because:

•	GGP has confirmed by written notice to BPY that (i) GGP is prepared to consummate the charter amendments closing and the merger, and GGP intends to terminate the merger agreement pursuant to this provision if BPY or Goldfinch fails to consummate the charter amendments closing and the other Transactions when required pursuant to the terms of the merger agreement; and (ii) BPY or Goldfinch fails to consummate the charter amendments closing or any other Transactions (other than a pre-closing transaction) within two (2) business days of the date of the charter amendments closing or on which such other Transactions were required to occur pursuant to the terms of the merger agreement; or

•	the merger agreement is terminated by GGP because the BPY unitholder consent is not obtained at a BPY unitholder meeting, in which event GGP elects to receive the fee of up to $1.2 billion and chooses not to reject (and return, if applicable) such fee of up to $1.2 billion to preserve all rights to pursue any claim, action or proceeding for monetary damages against BPY in accordance with the merger agreement.

Specific Performance (Page 238)

The parties are entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of the merger agreement and to specifically enforce its terms and provisions, in addition to any other remedy to which they are entitled under the merger agreement, at law or in equity, provided that each party acknowledges and agrees that:

•	GGP will be entitled to seek specific performance to cause BPY and Goldfinch to consummate the charter amendments, the partnership agreement amendment and restatement, the merger and the other Transactions, if:

•	either BPY or Goldfinch fails to consummate any Transaction (other than a pre-closing transaction) within five (5) business days of the date of the consummation of the charter amendments or on which such other Transaction was required to occur in accordance with the terms of the merger agreement;

•	the financing provided for by the financing commitment (as described in the section entitled “The Merger Agreement—Covenants and Agreements—Financing” beginning on page 229 of this joint proxy statement/prospectus) or the alternative financing, as applicable, has been funded or is reasonably expected to be funded at the closing of the Transactions; and

•	GGP has confirmed in writing that, if specific performance is granted and the committed financing is funded, then GGP will take all such actions in its power to cause the consummation of the charter amendments and the merger to occur.

Material U.S. Federal Income Tax Considerations and Consequences (Page 176)

The pre-closing dividend is expected to be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of GGP’s earnings and profits, which is expected to include a substantial amount of capital gain that is expected to be recognized as a result of the pre-closing transactions entered into after the charter amendments closing. To the extent the pre-closing dividend exceeds GGP’s earnings and profits, it is expected to be treated as a non-taxable return of capital which will reduce the unaffiliated GGP common stockholder’s tax basis in its GGP common stock to the extent thereof, and to the extent it exceeds the unaffiliated GGP common stockholder’s adjusted tax basis, it is expected to result in gain being recognized by the unaffiliated GGP common stockholder. The conversion of shares of GGP common stock held by unaffiliated GGP common stockholders into the right to receive the merger consideration in the merger, and the exchange of class A stock for BPY units at the election of an unaffiliated GGP common stockholder, are each expected to result in gain or loss being recognized by the unaffiliated GGP common stockholder. However, certain aspects of the tax consequences of the Transactions are not entirely clear, and each holder of GGP common stock is strongly urged to consult its tax advisor regarding the potential U.S. federal income tax consequences to it of the Transactions.

For a more complete discussion of the U.S. federal income tax consequences of the Transactions, refer to the section entitled “Material U.S. Federal Income Tax Considerations and Consequences—Material U.S. Federal Income Tax Considerations and Consequences of the Transactions” beginning on page 176 of this joint proxy statement/prospectus.

Accounting Treatment of the Transactions (Page 145)

The Transactions are expected to result in BPY consolidating BPR effective on the closing date of the merger. The Transactions are expected to be treated as a business combination that is accounted for under the acquisition method of accounting in accordance with IFRS 3, Business Combinations. Accordingly, BPY will recognize the fair value of GGP’s assets acquired and liabilities assumed at closing.

Absent an election by BPR to apply push-down accounting, a new basis of accounting will not be reflected within BPR’s financial statements following the Transactions. The shares of class A stock will be recorded separately from permanent equity of BPR within temporary equity as they are redeemable under conditions not under the sole control of BPR.

For more information, see “Special Factors—Accounting Treatment of the Transactions” beginning on page 145 of this joint proxy statement/prospectus.

Comparison of Rights of Holders of GGP Common Stock, Class A Stock and BPY Units (Page 309)

The rights of GGP common stockholders are governed by the DGCL and by the GGP charter and the GGP bylaws. The rights of BPY unitholders are governed by BPY’s limited partnership agreement and certain provisions of Bermuda law. Upon the consummation of the Transactions, the rights of the former unaffiliated GGP common stockholders who elect to receive shares of class A stock will be governed by, and will be subject to, the DGCL, the amended charter and the amended bylaws, and the rights of former unaffiliated GGP common stockholders who elect (or are deemed to have elected) to receive BPY units will be governed by, and will be subject to, the BPY limited partnership agreement and certain provisions of Bermuda law.

Following the consummation of the Transactions, holders of class A stock will have the right to exchange each share of class A stock for one (1) BPY unit or the cash equivalent of one (1) BPY unit, at BPY’s election. Subject to the prior rights of holders of all classes and series of preferred stock at the time outstanding having prior rights as to dividends, each share of class A stock will entitle its holder to cumulative dividends per share in a cash amount equal in value to the amount of any distribution made on a BPY unit. Such exchange and distribution rights are subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. The record and payment dates for the dividends or other distributions upon the shares of class A stock, to the extent not prohibited by applicable law, will be the same as the record and payment dates for the dividends or other distributions upon the BPY units. All such dividends to holders of class A stock will be paid prior and in preference to any dividends or distributions on the class B stock, class C stock or the common stock and will be fully declared and paid before any dividends are declared and paid or any other distributions are made on any class B stock, class C stock or the common stock. The holders of class A stock shall not be entitled to any dividends from BPR other than the class A dividend.

Except as otherwise expressly provided in the amended charter or as required by law, the holders of class A stock, class B stock and class C stock will vote together and not as separate classes. The holders of shares of each of class B stock and class C stock will be entitled to five (5) votes for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter. The holders of shares of class A stock will be entitled to one (1) vote for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter, except that holders of shares of class A stock will not be entitled to vote (i) on a liquidation or dissolution or conversion of the class A stock in connection with a market capitalization liquidation event (as described in “Comparison of Rights of Holders of GGP Common Stock, Class A Stock and BPY Units” beginning on page 309 of this joint proxy statement/prospectus), or (ii) to reduce the voting power of the class B stock or class C stock.

Upon a liquidation, dissolution or winding up of BPR or GGPOP, holders of class A stock will rank senior to the class B stock and class C stock, and will be entitled to certain cash payments as described below under the section entitled “Description of Class B Stock—Liquidation” beginning on page 286 of this joint proxy statement/prospectus.

For a summary of certain material differences between the rights of GGP common stockholders, holders of class A stock and BPY unitholders under the governing documents of GGP, BPR and BPY and the applicable laws noted above, see “Comparison of Rights of Holders of GGP Common Stock, Class A Stock and BPY Units” beginning on page 309 of this joint proxy statement/prospectus.

Comparison of Rights of Holders of GGP’s Pre-Existing Series A Preferred Stock and New Series A Preferred Stock (Page 290)

If the merger is consummated, the holders of GGP’s pre-existing series A preferred stock will become holders of the new series A preferred stock. The rights of GGP’s pre-existing series A preferred stockholders are currently governed by and subject to the provisions of the DGCL, the GGP charter, including the pre-existing Certificate of Designations, Preferences and Rights of 6.375% Series A Cumulative Redeemable Preferred Stock of GGP (a copy of which is being filed as an exhibit to this joint proxy statement/prospectus, and which is incorporated by reference herein), and the GGP bylaws. Upon consummation of the Transactions, the rights of GGP’s pre-existing series A preferred stockholders who receive the new series A preferred stock will be governed by the DGCL and the amended charter, the amended bylaws and the new Certificate of Designations, Preferences and Rights of 6.375% Series A Cumulative Redeemable Preferred Stock of BPR, which we refer to as the new series A preferred stock designations.

For a summary of certain material differences between the rights of holders of GGP’s pre-existing series A preferred stock and the holders of the new series A preferred stock under the governing documents of GGP, BPR and BPY and the applicable laws noted above, see “Comparison of Rights of Holders of GGP Series A Preferred Stock and New Series A Preferred Stock” beginning on page 290 of this joint proxy statement/prospectus.

Litigation Relating to the Transactions (Page 147)

Following the announcement of the execution of the merger agreement, lawsuits challenging the Transactions were filed on behalf of putative classes of GGP common stockholders.

On April 10, 2018, a purported GGP common stockholder filed an action captioned Susman v. GGP Inc., et al., and on April 11, 2018, a purported GGP common stockholder filed an action captioned Lowinger v. GGP Inc., et al. Both actions were filed in the Court of Chancery and name as defendants GGP, BPY and the members of the GGP board. On April 19, 2018, the actions were consolidated under the caption In re GGP, Inc. Stockholder Litigation, and the complaint filed in the Susman action was designated the operative complaint in the consolidated action. On May 10, 2018, the plaintiffs filed an amended complaint. The amended complaint alleges generally that the members of the GGP board and BPY breached their fiduciary duties by agreeing to the Transactions following an unfair process and at an unfair price and by soliciting approval of the Transactions by way of the preliminary registration statement on Form S-4 and Form F-4 filed by GGP and BPY, respectively, with the SEC, which the amended complaint alleges to be materially misleading and incomplete. The amended complaint also alleges that GGP and BPY aided and abetted the alleged breaches of fiduciary duties by members of the GGP board. The amended complaint seeks, among other things, injunctive relief, attorney’s and expert fees and expenses, and, if the Transactions are completed, money damages. The plaintiffs moved to expedite their suit and sought a preliminary injunction to block the Transactions. On May 24, 2018, defendants filed motions to dismiss the amended complaint, and the grounds for such motions will be set forth in briefs to be filed in accordance with the schedule agreed to by the parties and/or ordered by the Court of Chancery. On June 1, 2018, defendants filed oppositions to the motion to expedite. On June 8, 2018, the plaintiffs filed a reply brief on their motion to expedite. A hearing on the motion to expedite was scheduled before the Court of Chancery for June 12, 2018. On June 11, 2018, GGP and BPY filed Amendment No. 1 to the preliminary registration statement on Form S-4 and Form F-4, and the plaintiffs withdrew their motion to expedite and request for a preliminary injunction. As a result, the scheduled hearing did not go forward.

On May 3, 2018, a purported GGP common stockholder filed an action in the United States District Court for the District of Delaware captioned Blonstein v. GGP Inc., et al. The Blonstein action names as defendants GGP, BPY and the members of the GGP board. The complaint alleges generally that the members of the GGP board breached their fiduciary duties by agreeing to the Transactions following an unfair process and at a price that undervalues GGP. The complaint also alleges that BPY aided and abetted breaches of fiduciary duties by members of the GGP board. Finally, the complaint alleges that the defendants violated Sections 14(a) and 20(a) of the Exchange Act by filing a preliminary registration statement on Form S-4 and Form F-4, respectively, with the SEC that was each materially misleading and that omitted material facts. The complaint seeks, among other things, injunctive relief, attorney’s and expert fees and expenses, and, if the Transactions are completed, money damages. On June 7, 2018, the plaintiff moved to expedite the suit. On June 11, 2018, GGP and BPY filed Amendment No. 1 to the preliminary registration statement on Form S-4 and Form F-4. On June 12, 2018, the plaintiff withdrew the motion to expedite the suit, and on June 22, 2018, the parties filed a stipulation with the court agreeing to defer the deadline for the defendants to answer or otherwise respond until a date to be agreed-upon after the court appoints a lead plaintiff pursuant to the Private Securities Litigation Reform Act, which we refer to as the PSLRA, or the GGP stockholder vote on the Transactions, whichever comes latest.

Other potential plaintiffs may file lawsuits challenging the Transactions. The outcomes of the pending actions and any additional future litigation are uncertain. Such litigation, if not resolved, could prevent or delay completion of the Transactions and result in substantial costs to GGP and BPY, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the Transactions is the absence of any court or other governmental authority enacting, issuing, enforcing or entering any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of any Transaction. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Transactions on the agreed-upon terms, then such injunction may prevent the Transactions from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Transactions are completed may adversely affect BPY’s business, financial condition, results of operations and cash flows.

Risk Factors (Page 149)

In evaluating the Transactions, you should carefully read this joint proxy statement/prospectus in its entirety, including all of the annexes hereto and the other information included and incorporated by reference herein, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 163 of this joint proxy statement/prospectus. You should especially consider the factors described under the section entitled “Risk Factors” beginning on page 149 of this joint proxy statement/prospectus and under the caption “Risk Factors” or “Risks and Uncertainties,” as applicable, in GGP’s Annual Report on Form 10-K for the year ended December 31, 2017 and BPY’s Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent Quarterly Reports on Form 10-Q with respect to GGP, each of which is incorporated herein by reference.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GGP

The following tables set forth selected consolidated financial information for GGP as of and for each of the five years ended December 31, 2013 through December 31, 2017 and were derived from the audited consolidated financial statements for GGP, which were prepared in conformity with GAAP. The financial information of GGP as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is derived from unaudited consolidated financial statements and, in the opinion of GGP management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this data at or for those dates. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2018. You should not assume that the results of operations for any past periods are indicative of results for any future period. The following information should be read together with the consolidated financial statements for GGP, the notes related thereto and the related reports of management on the financial condition and performance of GGP, all of which are contained in the reports of GGP filed with the SEC and incorporated herein by reference. For more information, see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Dollars in millions, except per share amounts)
OPERATING DATA (1)
Total revenues	$574	$566	$2,328	$2,346	$2,404	$2,536	$2,486
Total expenses	427	373	1,490	1,546	1,480	1,594	1,646
Income from continuing operations	66	110	667	1,308	1,394	398	329
Net income available to common stockholders	60	103	641	1,272	1,359	650	288
Basic earnings per share:
Continuing operations	$0.06	$0.12	$0.72	$1.44	$1.54	$0.42	$0.32
Discontinued operations	—	—	—	—	—	0.32	(0.01)

Total basic earnings per share	$0.06	$0.12	$0.72	$1.44	$1.54	$0.74	$0.31

Diluted earnings per share:
Continuing operations	$0.06	$0.11	$0.68	$1.34	$1.43	$0.39	$0.32
Discontinued operations	—	—	—	—	—	0.30	(0.01)

Total diluted earnings per share	$0.06	$0.11	$0.68	$1.34	$1.43	$0.69	$0.31

Dividends declared per share	$0.22	$0.22	$0.88	$1.06	$0.71	$0.63	$0.51

CASH FLOW DATA (2) (3)
Operating activities	$265	$232	$1,295	$1,136	$1,069	$951	$873
Investing activities	$(133)	$(103)	$(855)	$521	$(313)	$(681)	$158
Financing activities	$(119)	$(364)	$(738)	$(1,564)	$(778)	$(488)	$(1,140)

	As of March 31,	As of December 31,
	2018	2017	2016	2015	2014	2013
	(Dollars in millions)
BALANCE SHEET DATA
Investment in real estate assets—cost	$24,851	$24,822	$23,278	$23,791	$25,582	$25,406
Total assets	$23,258	23,350	22,733	24,074	25,282	25,708
Total debt	$13,135	13,039	12,637	14,422	16,150	15,825
Redeemable preferred noncontrolling interests	$52	52	144	158	164	132
Redeemable common noncontrolling interests	$171	196	119	130	135	97
Stockholders’ equity	$8,659	8,796	8,636	8,270	7,606	8,103

(1)	For all periods presented, the operating data related to continuing operations do not include the effects of amounts reported in discontinued operations. For the periods following December 31, 2014, the definition of discontinued operations changed based on updated accounting guidance.
(2)	Cash flow data only represents GGP’s consolidated cash flows as defined by GAAP and as such, operating cash flow does not include the cash received from joint venture entities (in which GGP owns a noncontrolling interest) through which GGP owns interests in certain properties, which we refer to as GGP’s unconsolidated real estate affiliates, except to the extent of contributions to or distributions from GGP’s unconsolidated real estate affiliates.
(3)	GGP has adopted accounting guidance which requires that the statement of cash flows explain the change during the reporting period in the total of cash, cash equivalents and restricted cash or restricted cash equivalents. This resulted in the reclassification of restricted cash within the statement of cash flows for all periods presented.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BPY

The following tables set forth selected consolidated financial information for BPY as of and for each of the five years ended December 31, 2013 through December 31, 2017 and were derived from the audited consolidated financial statements for BPY, which were prepared in conformity with IFRS as issued by IASB. The financial information of BPY as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is derived from unaudited consolidated financial statements and, in the opinion of BPY management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this data at or for those dates. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2018. You should not assume that the results of operations for any past periods are indicative of results for any future period. The following information should be read together with the consolidated financial statements for BPY, the notes related thereto and the related reports of management on the financial condition and performance of BPY, all of which are contained in the reports of BPY filed with the SEC and incorporated herein by reference. For more information, see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013 (2)
	(Dollars in millions, except per unit amounts)
Total revenue	$1,620	1,528	$6,135	$5,352	$4,853	$4,473	$4,287
Net income	1,023	187	2,468	2,717	3,766	4,420	1,763
Net income (loss) attributable to BPY units	192	(60)	136	660	1,064	1,154	118
Net income attributable to BPY general partnership units	—	—	—	—	1	1	—
Net income attributable to BAM	—	—	—	—	—	—	232
Net income (loss) per BPY unit (1)	0.69	(0.21)	0.48	2.30	3.72	5.59	1.41
Distributions per BPY unit	0.315	0.295	1.18	1.12	1.06	1.00	0.63

(1)	Net income per BPY unit has been presented effective for the period from the date of the spin-off of BPY from BAM on April 15, 2013, as this is the date of legal entitlement of earnings to the BPY units. As at March 31, 2018, refers to holders of BPY units, BPY general partnership units, redemption-exchange units of Brookfield Property L.P., special limited partnership units of Brookfield Property L.P. and exchange LP units of Brookfield Office Properties Exchange LP. For more information regarding these securities, see the section entitled “Description of BPY Units” beginning on page 298 of this joint proxy statement/prospectus.
(2)	For periods prior to April 15, 2013, the date of the spin-off of BPY from BAM, the financial information reflected is that of BAM’s commercial property operations.

	As of March 31,	As of December 31,
	2018	2017	2016	2015	2014	2013 (2)
	(Dollars in millions)
Investment properties	$52,828	$51,357	$48,784	$41,599	$41,141	$34,153
Equity accounted investments	19,613	19,761	16,844	17,638	10,356	9,281
Total assets	86,626	84,347	78,127	71,866	65,575	52,446
Debt obligations	38,678	36,884	33,519	30,526	27,006	21,640
Capital securities	4,241	4,165	4,171	4,031	4,011	2,369
Total equity	36,266	35,124	34,161	30,933	28,299	24,990
Equity attributable to BPY unitholders (1)	22,549	22,186	22,358	21,958	20,208	13,624

(1)	For the periods following December 31, 2013, refers to holders of BPY units, BPY general partnership units, redemption-exchange units of Brookfield Property L.P., special limited partnership units of

Brookfield Property L.P. and exchange LP units of Brookfield Office Properties Exchange LP. As of December 31, 2013, refers to holders of BPY units, BPY general partnership units, redemption-exchange units of Brookfield Property L.P. and special limited partnership units of Brookfield Property L.P. For more information regarding these securities, see the section entitled “Description of BPY Units” beginning on page 298 of this joint proxy statement/prospectus.
(2)	For periods prior to April 15, 2013, the date of the spin-off of BPY from BAM, the financial information reflected is that of BAM’s commercial property operations.

SELECTED UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL DATA OF BPY FOLLOWING THE TRANSACTIONS

Set forth below is certain selected unaudited pro forma condensed consolidated financial information for BPY giving pro forma effect to (i) the acquisition of all of the outstanding shares of GGP common stock, including the pre-closing dividend and financing transactions and (ii) the other pro forma adjustments noted in such pro forma financial statements in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements for BPY” beginning on page 258 of this joint proxy statement/prospectus. These pro forma adjustments are made as if such Transactions occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2017, in the case of the unaudited pro forma consolidated statements of income. The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by BPY management and should be read in conjunction with the historical financial information of BPY and GGP included or incorporated by reference into this document. The preparation of the unaudited pro forma consolidated financial statements requires BPY management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the Transactions described therein had been effected on the dates indicated, nor are they indicative of BPY’s future results.

BPY Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information (1)
(US$ Millions)	As of March 31, 2018
BALANCE SHEET DATA
Investment properties	$71,015
Equity accounted investments	22,519
Total assets	108,686
Debt obligations	53,361
Equity
Limited partners	8,077
General partner	6
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	14,809
Limited partnership units of Brookfield Office Properties Exchange LP	293
Class A stock of Brookfield Property REIT	5,963
Interests of others in operating subsidiaries and properties	14,031

Total equity	$43,179

(US$ Millions)	For the Three Months Ended March 31, 2018	For the Year Ended December 31, 2017
INCOME STATEMENT DATA
Total revenue	$2,006	$7,724
Net income	894	1,201
Net income attributable to:
Limited partners	114	(212)
General partner	—	—
Non-controlling interests attributable to:	—	—
Redeemable/exchangeable and special limited partnership units	189	(331)
Limited partnership units of Brookfield Office Properties Exchange LP	5	(8)
Class A stock of Brookfield Property REIT Inc.	53	(224)
Interests of others in operating subsidiaries and properties	533	1,976
Basic earnings per BPY unit	0.35	(0.74)
Diluted earnings per BPY unit	0.34	(0.74)

(1)	The pro forma information above assumes that all unaffiliated GGP common stockholders elect to receive shares of class A stock rather than BPY units. The actual number of shares of class A stock issued will depend on the elections made by each unaffiliated GGP common stockholder. Assuming that all class A stock issued in the pre-closing dividend are exchanged for BPY units in the BPY unit exchange, the impact would have been an additional $5,963 million in equity attributable to limited partners of BPY and a corresponding decrease in non-controlling interests and reallocation of net income from non-controlling interests to limited partners of BPY.

SELECTED UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL DATA OF BPR FOLLOWING THE TRANSACTIONS

Set forth below is certain selected unaudited pro forma condensed consolidated financial information for BPR giving pro forma effect to (i) the acquisition of all of the outstanding shares of GGP common stock, including the pre-closing dividend and financing transactions and (ii) the other pro forma adjustments noted in such pro forma financial statements in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements for BPR” beginning on page 272 of this joint proxy statement/prospectus. These pro forma adjustments are made as if such Transactions occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2017, in the case of the unaudited pro forma consolidated statements of operations. The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by BPY management and should be read in conjunction with the historical financial information of BPY and GGP included or incorporated by reference into this document. The preparation of the unaudited pro forma consolidated financial statements requires BPY management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the Transactions described therein had been effected on the dates indicated, nor are they indicative of BPR’s future results.

(US$ Millions)	As of March 31, 2018
BALANCE SHEET DATA
Net property and equipment	$11,920
Investment in Unconsolidated Real Estate Affiliates	5,267
Total assets	18,485
Mortgages, notes and loans payable	14,450
Redeemable noncontrolling interests	52
Temporary equity	6,205
Total stockholders’ equity	(3,297)
Total equity	(3,220)

(US$ Millions)	For the Three Months Ended March 31, 2018	For the Year Ended December 31, 2017
INCOME STATEMENT DATA
Total revenues	$377	$1,510
Net income (loss)	(50)	214
Allocation to noncontrolling interests	(1)	(6)
Preferred Stock dividends	(4)	(16)
Net income (loss) attributable to temporary equity (class A stock)	(55)	192
Net income attributable to holders of class B stock and class C stock	—	—

UNAUDITED COMPARATIVE PER UNIT AND PER SHARE DATA

The following table sets forth, for the three months ended March 31, 2018 and the year ended December 31, 2017, selected per share information for shares of GGP common stock on a historical and pro forma combined basis, which were prepared in conformity with GAAP, and, for the three months ended March 31, 2018 and the year ended December 31, 2017, selected per unit information for BPY units on a historical and pro forma equivalent basis, which were prepared in conformity with IFRS, as issued by the IASB. The pro forma combined and pro forma equivalent information, as applicable, are presented as if the Transactions had become effective on January 1, 2017. Except for the historical information for the year ended December 31, 2017, the information in the table is unaudited. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of January 1, 2017, nor is it necessarily indicative of the future operating results or financial position of BPR and BPY as a combined company. You should read the data with the historical consolidated financial statements and related notes of GGP and BPY contained in their Annual Reports on Form 10-K and Form 20-F, respectively, for the year ended December 31, 2017, condensed consolidated interim financial statements and related notes of GGP contained in its Quarterly Reports on Form 10-Q as of and for the three months ended March 31, 2018 and condensed and consolidated financial statements and related notes of BPY as of and for the three months ended March 31, 2018 contained in a Form 6-K filed by BPY with the SEC on May 11, 2018. The foregoing documents are incorporated by reference into this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus.

The GGP pro forma equivalent per share amounts and BPY pro forma combined per unit amounts were calculated using the methodology as described above in the section entitled “Selected Unaudited Pro Forma Condensed Consolidated Financial Data of BPY Following the Transactions” beginning on page 47 of this joint proxy statement/prospectus.

	GGP / BPR			BPY
	Historical	Pro Forma Equivalent (1)		Historical	Pro Forma Combined (2)
Basic earnings per common share or unit:
For the three months ended March 31, 2018	$0.06	$	N/A	$0.69		$0.35
For the year ended December 31, 2017	$0.72	$	N/A	$0.48		$(0.74)
Diluted earnings per common share or unit:
For the three months ended March 31, 2018	$0.06	$	N/A	$0.68		$0.34
For the year ended December 31, 2017	$0.68	$	N/A	$0.48		$(0.74)
Cash dividends declared per common share or distributions per unit:
For the three months ended March 31, 2018	$0.22		$0.315	$0.315		$0.315
For the year ended December 31, 2017	$0.88		$1.18	$1.18		$1.18
Book value per common share or unit:
As of March 31, 2018	$8.78	$	N/A	$32.04	$	N/A
As of December 31, 2017	$8.94		N/A	$31.53		N/A
Earnings to combined fixed charges and preferred share dividends ratio:
For the three months ended March 31, 2018	1.65x		N/A	1.36x		N/A
For the year ended December 31, 2017	2.74x		N/A	1.31x		N/A
For the year ended December 31, 2016	3.25x		N/A	1.40x		N/A

(1)	The publicly traded class A stock will rank senior to the class B stock and class C stock held by BPY. The class B stock and class C stock are not expected to be publicly traded. Consequently, no earnings per share information will be presented for the class B stock and class C stock.
(2)	Assumes that all eligible unaffiliated GGP common stockholders elect to receive class A stock. If all eligible unaffiliated GGP common stockholders elect (or are deemed to have elected) to receive BPY units, an additional approximately 253.8 million BPY units would have been issued, also resulting in basic and diluted earnings per BPY unit of $0.35 and $0.34, respectively, for the three months ended March 31, 2018, and $(0.74) and $(0.74), respectively, for the year ended December 31, 2017.

COMPARATIVE GGP AND BPY MARKET PRICE AND DIVIDEND/DISTRIBUTION INFORMATION

GGP common stock is traded on the NYSE under the trading symbol “GGP.” The following tables set forth for the periods indicated the high and low reported sales prices per share, as well as the dividend declared, of GGP common stock as reported by the NYSE. On March 23, 2018, the last trading day before the date of the announcement of the signing of the merger agreement, the closing price of GGP common stock on the NYSE was $21.15 per share. On June 22, 2018, the last practicable trading day for which information is available as of the date of this joint proxy statement/prospectus, the closing price of GGP common stock on the NYSE was $20.65 per share. The following table sets forth the high and low prices per unit of GGP common stock on the NYSE for the periods indicated. For current market price information, stockholders are urged to consult publicly available sources.

On February 7, 2018, the GGP board declared a first quarter GGP common stock dividend of $0.22 per share payable on April 30, 2018 to stockholders of record on April 13, 2018 (GGP paid the first quarter dividend on April 30, 2018). On May 3, 2018, the GGP board declared a second quarter GGP common stock dividend of $0.22 per share payable on July 31, 2018 to stockholders of record on July 13, 2018. The following table sets forth the distribution amounts declared for GGP common stockholders for the periods indicated.

GGP’s Market Price Data and Dividend Data

	GGP Common Stock
	High Price	Low Price	Dividend Per Share
For the calendar quarters ended:
2018
June 30, 2018 (through June 22, 2018)	$21.05	$19.09	$0.22
March 31, 2018	$23.86	$20.02	$0.22
2017
December 31, 2017	$24.23	$18.83	$0.22
September 30, 2017	$24.12	$20.31	$0.22
June 30, 2017	$24.37	$21.05	$0.22
March 31, 2017	$26.21	$22.34	$0.22
2016
December 31, 2016	$27.43	$23.89	$0.48	(1)
September 30, 2016	$32.10	$27.29	$0.20
June 30, 2016	$29.92	$26.02	$0.19
March 31, 2016	$30.30	$24.43	$0.19

(1)	On December 13, 2016, the GGP board declared a special cash dividend of $0.26 per share payable on January 27, 2017 to stockholders of record on December 27, 2016, which special cash dividend was paid on January 27, 2017.

BPY’s Market Price Data and Distribution Data

BPY units currently trade on the NASDAQ, under the ticker symbol “BPY,” and the TSX, under the ticker symbol “BPY.UN.” Prior to the start of trading on the NASDAQ on November 16, 2017, the BPY units traded on the NYSE. On November 6, 2017, the last trading day before market speculation about the merger occurred, the closing price of BPY units on the NASDAQ was $23.33 per unit. On March 23, 2018, the last trading day before the date of the announcement of the signing of the merger agreement, the closing price of BPY units on the NASDAQ was $19.14 per unit. On June 22, 2018, the last practicable trading day for which information is available as of the date of this joint proxy statement/prospectus, the closing price of BPY units on the NASDAQ was $19.54 per unit. The following table sets forth the high and low prices per unit of BPY units on the NASDAQ and the NYSE, as applicable, for the periods indicated. For current market price information, stockholders are urged to consult publicly available sources.

	BPY Units
	High	Low
For the calendar quarters ended:
2018
June 30, 2018 (through June 22, 2018)	$20.65	$18.46
March 31, 2018	$22.31	$18.13
2017
December 31, 2017	$24.96	$21.16
September 30, 2017	$24.21	$22.88
June 30, 2017	$24.10	$21.13
March 31, 2017	$23.54	$21.22
2016
December 31, 2016	$23.09	$20.31
September 30, 2016	$24.94	$22.07
June 30, 2016	$24.98	$21.41
March 31, 2016	$23.42	$18.69

On November 6, 2017, the last trading day before market speculation about the merger occurred, the closing price of BPY units on the TSX was C$29.73 per unit. On March 23, 2018, the last trading day before the date of the announcement of the signing of the merger agreement, the closing price of BPY units on the TSX was C$24.63 per unit. On June 22, 2018, the last practicable trading day for which information is available as of the date of this joint proxy statement/prospectus, the closing price of BPY units on the TSX was C$25.95 per unit. The following table sets forth the high and low prices per unit of BPY units on the TSX for the periods indicated. For current market price information, stockholders are urged to consult publicly available sources.

	BPY Units
	High		Low
For the calendar quarters ended:
2018
June 30, 2018 (through June 22, 2018)	C$	26.86	C$	23.30
March 31, 2018	C$	27.95	C$	23.28
2017
December 31, 2017	C$	31.10	C$	27.08
September 30, 2017	C$	31.30	C$	28.01
June 30, 2017	C$	31.50	C$	28.79
March 31, 2017	C$	30.99	C$	28.30
2016
December 31, 2016	C$	30.80	C$	27.39
September 30, 2016	C$	32.80	C$	29.01
June 30, 2016	C$	31.94	C$	28.14
March 31, 2016	C$	31.92	C$	26.00

BPY has declared and paid a distribution quarterly since the second quarter of 2013. On May 2, 2018, the board of directors of the BPY general partner declared a distribution of $0.315 per unit of BPY units for the second quarter of 2018, which is payable on June 29, 2018. Any determination as to the declaration of distributions is at the sole discretion of the BPY general partner based on factors it deems relevant. The following table sets forth the distribution amounts declared for BPY unitholders for the periods indicated.

BPY Distribution (Declaration Date)	Amount
May 2, 2018	$0.315
February 7, 2018	$0.315
November 1, 2017	$0.295
August 1, 2017	$0.295
May 4, 2017	$0.295
February 2, 2017	$0.295

Recent Closing Prices

The following table shows the closing sale prices of GGP common stock and BPY units as reported on the NYSE and the NASDAQ on March 23, 2018, the last full trading day before the date of the public announcement of the merger agreement, and on June 22, 2018, the most recent practicable date before the date of this joint proxy statement/prospectus.

	GGP Common Stock	BPY Units
March 23, 2018	$21.15	$19.14
June 22, 2018	$20.65	$19.54

RATIO OF CONSOLIDATED EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DISTRIBUTIONS

The following table sets forth (i) GGP’s consolidated ratio of earnings to fixed charges and (ii) GGP’s consolidated ratio of earnings to fixed charges and preferred stock dividends, in both cases on a historical basis for the periods indicated: (1)

	Three Months Ended March 31,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Ratio of consolidated earnings to total fixed charges	1.70	2.83	3.35	3.11	2.13	1.72
Ratio of consolidated earnings to combined fixed charges and preferred stock distributions	1.65	2.74	3.25	3.02	2.08	1.69

(1)	For purposes of calculating the ratio of earnings to fixed charges, (a) earnings consist of pre-tax income (loss) from continuing operations, plus fixed charges, and (b) fixed charges is defined as interest expense (including amortization of deferred financing costs) and the estimated portion of operating expense deemed by management to represent the interest component of rent expense.

SPECIAL FACTORS

General

Under the terms of the merger agreement, BPY will acquire GGP through a series of transactions including (i) the Brookfield affiliate exchange; (ii) the pre-closing dividend; (iii) the charter amendments; (iv) the bylaws amendments; (v) the partnership agreement amendment and restatement; (vi) the pre-closing transactions as BPY may request, including recapitalization or financing transactions; and (vii) the merger.

On the first (1st) business day following receipt of the requisite stockholder approval, shares of GGP common stock held by the Brookfield voting parties will then be exchanged for the series B preferred stock in the Brookfield affiliate exchange, and at the effective time of such Brookfield affiliate exchange, each share of GGP common stock held by subsidiaries of GGP will also be exchanged for one (1) share of series B preferred stock.

Following the Brookfield affiliate exchange, GGP will declare the pre-closing dividend consisting of cash or class A stock at the election of eligible unaffiliated GGP common stockholders and subject to proration. For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus. Unaffiliated GGP common stockholders who elect to receive the pre-closing dividend in the form of class A stock will also have the option to exchange all, but not less than all, shares of class A stock that such holder received or is entitled to receive as the pre-closing dividend for BPY units in the BPY unit exchange.

The charter amendments will, among other things, authorize the issuance of class A stock, class B-1 stock and class C stock, and will provide the terms governing the class B stock following the charter amendments. Each share of class B-1 stock shall have terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of a share of class B stock, and references herein to class B stock shall be deemed to be a reference to class B stock and class B-1 stock, as applicable. Following the charter amendments, shares of series B preferred stock will remain outstanding and will cease to be governed by the terms of the series B designations, and the series B designations will be of no further effect. Series B preferred stock will thereafter be referred to as the class B stock and will instead have solely the rights, powers, preferences and other terms given to such class B stock in the charter amendments (including with respect to any payment of unpaid dividends that accrued pursuant to the terms of the series B designations prior to the filing of the charter amendments).

At the effective time of the merger, Goldfinch will merge with and into GGP, with GGP surviving the merger. We refer to GGP following the consummation of the Transactions as BPR (or the surviving corporation). Each share of GGP common stock issued and outstanding immediately prior to the effective time of the merger (except for certain excluded shares of GGP common stock, which include cancelled shares, dissenting shares and shares of GGP restricted stock) will be cancelled and extinguished and automatically converted into the right to receive an amount in cash from BPY equal to the per share merger consideration. Each share of GGP’s pre-existing series A preferred stock outstanding immediately prior to the effective time of the merger shall be converted into one (1) share of new series A preferred stock. Immediately following the effective time of the merger, BPY or an affiliate of BPY will exchange BPY units for an equal number of shares of class A stock distributed as the pre-closing dividend with any unaffiliated GGP common stockholders who had made an election (or were deemed to have made an election) to receive BPY units in the BPY unit exchange.

Each share of Goldfinch common stock that is outstanding immediately prior to the effective time of the merger will be converted into a number of shares of class C stock equivalent to the merger share number divided by the number of outstanding shares of Goldfinch common stock (rounded to the nearest whole share). Because all shares of Goldfinch common stock are indirectly held by BPY through an affiliate of BPY, all shares of class C stock will be indirectly held by BPY immediately following the Transactions. After giving effect to the Transactions, it is anticipated that unaffiliated GGP common stockholders will own approximately 26% of BPY, calculated based on all shares of class A stock having been exchanged for BPY units (and assuming all of BAM’s interests in the BPY property partnership are exchanged for BPY units) and pro forma for the proposed BAM preferred share conversion.

Background of the Transactions

The GGP board and GGP management, with the assistance of GGP’s advisors (from time to time), regularly evaluate GGP’s business and operations, and in furtherance thereof regularly monitor competitors’ activities and transactions and periodically review and assess potential strategic opportunities and alternatives to enhance stockholder value, taking into account, among other things, that from time to time BPY considers various alternatives with respect to its investment in GGP, including increasing, maintaining or decreasing its and the Brookfield voting parties’ approximately 34% equity ownership position in GGP or acquiring all of the shares of GGP common stock held by the unaffiliated GGP common stockholders. As part of this process, the GGP board and GGP management have regularly considered alternatives that could complement, enhance or expand GGP’s business or that might otherwise offer growth opportunities for GGP, including, among other things, remaining a standalone entity, potential acquisitions of other companies, businesses and assets in the retail property industry and related industries, dispositions of one or more of GGP’s businesses and/or assets, joint ventures and other strategic alliances and collaborations, share repurchases and other transactions. As a result, GGP has held discussions from time to time with certain third parties, and on occasion BPY and affiliates thereof, regarding such potential strategic opportunities and alternatives.

At a regular meeting of the GGP board on December 13, 2016, GGP management reported to the GGP board its forecasts with respect to the 2017 financial performance of GGP, which reflected 4.1% projected growth in GGP’s net operating income, 3.5% projected growth in GGP’s EBITDA, 4.6% projected growth in GGP’s funds from operations and 3.9% projected growth in GGP’s funds from operations per share, in each case as compared to GGP management’s forecasts for GGP’s 2016 year-end results.

During January and February 2017, Sandeep Mathrani, the chief executive officer of GGP, and other members of GGP management, periodically fielded inbound inquiries and participated in preliminary in-person and telephonic discussions with senior executives of several financial sponsors, investment companies and financial institutions and companies that operate in the retail property industry and related industries regarding potential strategic opportunities and alternatives that could complement, enhance or expand GGP’s business or that might otherwise offer growth opportunities for GGP. Mr. Mathrani updated the GGP board periodically during this period regarding these preliminary discussions.

On February 23, 2017, at a regular meeting of the GGP board, GGP management discussed with the GGP board recent developments and negative changes to market conditions in the retail property industry and presented to the GGP board revised 2017 projections, which took into account such developments and changes. In particular, the projections had been adjusted downward to reflect 3.0% projected growth in GGP’s net operating income, 2.4% projected growth in GGP’s EBITDA, 4.1% projected growth in GGP’s funds from operations and 3.4% projected growth in GGP’s funds from operations per share. At this meeting, GGP management also presented the GGP board with a five-year forecast prepared by GGP management that reflected projected funds from operations of $1,588 million in 2018, $1,655 million in 2019, $1,778 million in 2020, $1,875 million in 2021 and $1,976 million in 2022. After discussions about the revised 2017 projections, the GGP board instructed Mr. Mathrani and the other members of GGP management to conduct a further review of GGP’s projected financial performance and determine the merits of actively investigating potential strategic opportunities and alternatives that could complement, enhance or expand GGP’s business or that might otherwise offer growth opportunities for GGP. Accordingly, following this board meeting, GGP management and its advisors performed preparatory work regarding potential strategic opportunities and alternatives.

During March and April 2017, GGP management received several inquiries from and participated in preliminary in-person and telephonic discussions with senior executives of several financial sponsors, investment companies and financial institutions and companies that operate in the retail property industry and related industries regarding potential strategic opportunities and alternatives that could complement, enhance or expand GGP’s business or that might otherwise offer growth opportunities for GGP, and followed up on certain discussions that had taken place during January and February 2017. Mr. Mathrani updated the GGP board periodically during this period regarding these preliminary discussions.

On May 1, 2017, Mr. Mathrani announced on GGP’s earnings conference call that GGP was in the process of reviewing all strategic opportunities and alternatives, including potential divestitures or share buyback programs.

During May, June and July 2017, GGP management, on a regular basis, fielded inbound inquiries and initiated, pursued and participated in preliminary in-person and telephonic discussions with senior executives of several premier U.S., non-U.S. and multinational financial sponsors, investment companies and financial institutions and companies that operate in the retail property industry and related industries regarding potential strategic opportunities and alternatives that could complement, enhance or expand GGP’s business or that might otherwise offer growth opportunities for GGP, including, among others, potential asset-level joint-venture transactions and potential third-party equity investments in GGP. During this time, GGP management also followed up with potential counterparties on certain discussions that had taken place during January through March 2017. Mr. Mathrani updated the GGP board periodically during this period regarding these preliminary discussions.

On June 2, 2017, at a regular meeting of the GGP board, GGP management (i) discussed with the GGP board recent developments and negative changes to market conditions in the retail property industry and presented the GGP board with further revised projections for GGP’s 2017 financial performance, which had been adjusted downward once again to reflect 1.0% projected growth in GGP’s net operating income, 1.6% projected growth in GGP’s EBITDA, 2.1% projected growth in GGP’s funds from operations and 2.8% projected growth in GGP’s funds from operations per share, as well as revised five-year projections based on a number of changes to GGP management’s forecasts, which reflected projected funds from operations of $1,553 million in 2018, $1,626 million in 2019, $1,748 million in 2020, $1,843 million in 2021 and $1,940 million in 2022, (ii) reviewed with the GGP board the analysis prepared by GGP management and GGP’s advisors regarding potential strategic opportunities and alternatives and (iii) updated the GGP board with respect to the preliminary discussions GGP management participated in up to such point in time in connection with GGP’s review of these opportunities and alternatives, none of which had progressed beyond preliminary stages.

During July 2017, representatives of BPY, affiliates of BPY and certain joint-venture partners thereof discussed with GGP management the possibility of such parties acquiring a portfolio of malls from GGP in exchange for securities held or controlled by such parties or a combination of cash and securities, which potential transaction we refer to as the property-for-securities exchange transaction. GGP and such parties did not agree on value and terminated these discussions. Also during such time, representatives of BPY initiated preliminary discussions with GGP management and potential third-party sources of equity financing and potential co-investors regarding a potential interest on the part of BPY or one or more of its affiliates, together with such third party or third parties, in acquiring the shares of GGP common stock held by the unaffiliated GGP common stockholders. These preliminary discussions did not progress beyond early stages, and therefore were not raised at any GGP board meetings, because of the lack of interest from potential sources of equity financing and potential co-investors. BPY did not at this time make any acquisition proposal or provide any indicative pricing in connection with its acquisition interest beyond outlining the amount of funds that might be needed to acquire such shares of GGP common stock at the then-existing market prices.

On July 24, 2017, at a regular meeting of the GGP board, upon recommendation of GGP management, the GGP board determined to approve a potential sale of interests in two of GGP’s properties at a projected sales price and capitalization rate consistent with GGP management’s expectations for the net asset value of GGP’s portfolio. At such meeting, certain members of the GGP board discussed that the result of the sales process with respect to such properties could provide GGP with a helpful indication as to the potential private market valuation of other comparable assets in GGP’s portfolio because, at such time, GGP management, taking into account certain macro and micro economic and industry trends, existing data regarding sales per square feet and other factors deemed relevant in their professional judgment and experience, believed such properties, which, compared to GGP’s other Class A retail properties, had substantially average sales per square foot, tenant mix, market characteristics and blended remaining lease term, were representative, from a valuation perspective, of

GGP’s portfolio of Class A retail properties (defined primarily by sales per square foot during 2017). Subsequently, based on market conditions and other factors, GGP management determined to take to market only one of these two GGP properties. Also at such meeting, GGP management (i) updated the GGP board with respect to the property-for-securities exchange transaction, (ii) updated the GGP board with respect to the preliminary discussions GGP management participated in to date in connection with GGP’s review of strategic opportunities and alternatives, none of which had progressed beyond preliminary stages, and (iii) discussed with the GGP board prevailing market conditions and GGP’s prospects as a standalone company. Following such updates and discussion, the GGP board determined, taking into account a number of factors including, among others, the GGP board’s view as to prevailing market conditions based on discussions with GGP management, and the GGP board’s expectations with respect to the prospects of GGP as a standalone company in light of the projections presented to the GGP board by GGP management, to instruct GGP management to focus on continuing to operate GGP as a standalone company in accordance with its long-term plan, but also instructed GGP management not to definitively terminate any ongoing preliminary discussions or foreclose new discussions with respect to potential strategic opportunities and alternatives that could complement, enhance or expand GGP’s business or that might otherwise offer growth opportunities for GGP. During the period following the announcement of GGP’s exploration of strategic opportunities and alternatives on May 1, 2017 and this determination by the GGP board, no third party had demonstrated to GGP or its advisors a willingness or ability to acquire all of GGP or a substantial portion of its assets. Mr. Mathrani, pursuant to the GGP board’s instructions, subsequently announced on GGP’s earnings conference call on August 2, 2017 that, following a review by GGP of potential strategic opportunities and alternatives, GGP had concluded that it was in the best interests of GGP and its stockholders to continue as a standalone company at such time.

On September 19, 2017, at a regular meeting of the GGP board, GGP management presented to the GGP board further revised projections for GGP’s 2017 financial performance, which had improved to reflect 1.5% projected growth in GGP’s net operating income and 2.3% projected growth in GGP’s EBITDA, but also had been revised downward to reflect 1.8% projected growth in GGP’s funds from operations and 2.1% projected growth in GGP’s funds from operations per share. At this meeting, GGP management also presented to the GGP board an adjusted five-year forecast, which reflected projected funds from operations of $1,552 million in 2018, $1,652 million in 2019, $1,770 million in 2020, $1,844 million in 2021 and $1,940 million in 2022.

Between July 24, 2017 and the end of September 2017, GGP management participated in discussions with certain third parties that were follow-ups to those that had taken place during January through July 24, 2017, but no such discussions further progressed beyond a preliminary stage.

On October 4, 2017, GGP management provided the GGP board with a preliminary net asset valuation of GGP (on a portfolio basis) based on GGP’s June 30, 2017 balance sheet, which implied a range of net asset values for GGP of $28.43 per share at the high end of the range at an implied capitalization rate of 5.0%, $25.29 per share at the middle of the range at an implied capitalization rate of 5.4%, and $22.73 per share at the low end of the range at an implied capitalization rate of 5.8%, as compared to the closing price of GGP common stock on such date of $21.15 at an implied capitalization rate of 6.0%.

On October 6, 2017, certain affiliates of BPY exercised all of their respective warrants to acquire additional shares of GGP common stock. The exercise price per share was $8.3621 with respect to 56,178,901 million underlying shares of GGP common stock and $8.1678 with respect to 21,123,856 underlying shares of GGP common stock. The right to exercise these warrants was set to expire as of November 9, 2017. Warrants to acquire an aggregate of 55,296,573 shares of GGP common stock were settled using the full physical settlement method (which required the applicable holder of the warrants to pay, in cash, the aggregate exercise price applicable to the warrants held thereby) because the terms of the warrants required physical settlement and did not permit net settlement. Warrants to acquire an aggregate of 22,006,185.41 shares of GGP common stock were settled using the net share settlement method (pursuant to which GGP withheld an aggregate of 8,482,487.40 shares of GGP common stock, valued at the closing price for the GGP common stock on October 6, 2017 of $21.21, to satisfy the aggregate exercise price, issued to the applicable holder 13,523,695 shares of GGP common stock and paid cash to the applicable holder for fractional shares of GGP common stock). The exercise resulted in BPY and its affiliates increasing their aggregate ownership in GGP from approximately 29% to approximately 34%.

On November 10, 2017, Brian Kingston, the chief executive officer of Brookfield Property Group LLC, which we refer to as BPG, called Daniel Hurwitz, a non-management, independent member of the GGP board who is not affiliated with BPY, and informed Mr. Hurwitz that BPY or its affiliate expected to deliver a non-binding proposal to the GGP board with respect to a proposed acquisition of GGP by BPY.

On November 11, 2017, representatives of BPY delivered to the GGP board a written, non-binding proposal addressed to the GGP board to acquire the shares of GGP common stock held by the unaffiliated GGP common stockholders, in exchange for the right of each holder of GGP common stock to elect to receive consideration per share of GGP common stock of either 0.9656 of a BPY unit or $23.00 in cash, subject to proration based on a maximum of approximately 309 million BPY units to be issued and a maximum aggregate cash consideration of approximately $7.4 billion, reflecting a mix of consideration as of the date of such proposal consisting of 50% cash and 50% BPY units. We refer to such proposal as the November 11 proposal. The November 11 proposal indicated that the offer price reflected a premium of 21% to the unaffected closing share price of GGP common stock of $19.01 on November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY.

On November 11, 2017, GGP retained Citigroup Global Markets Inc., which we refer to as Citigroup, as a financial advisor to GGP management to assist with the proposed transaction, which engagement was subsequently formalized in an engagement letter dated January 5, 2018. Citigroup was retained at the request of GGP management to be available to provide financial advisory services and support GGP management, as needed.

On November 12, 2017, the GGP board held a telephonic special meeting, at which representatives of Sullivan & Cromwell LLP, legal advisor to GGP, which we refer to as Sullivan & Cromwell, and Simpson Thacher & Bartlett LLP, which we refer to as Simpson Thacher, were present, to discuss the November 11 proposal. At this meeting, the GGP board resolved to establish the special committee, consisting entirely of the non-management, independent members of the GGP board, Mary Lou Fiala, Janice R. Fukakusa, John K. Haley, Daniel B. Hurwitz and Christina M. Lofgren. The GGP board resolved to empower the special committee to, among other things, solicit any expressions of interest or other proposals from BPY with respect to the November 11 proposal or from other third parties with respect to potential alternative transactions, establish and direct the process and procedures related to any negotiation with BPY and any review and evaluation of the November 11 proposal or any alternative transactions with third parties, to make any related investigations, to retain legal and financial advisors, to evaluate the terms of any such proposal, negotiate with BPY or other third parties and their respective representatives with respect to any proposal and the terms of any proposed definitive agreements relating to such proposals, and to report to the GGP board the special committee’s recommendations and conclusions with respect to the November 11 proposal or any alternative proposal, including a determination and recommendation as to whether such proposal or transaction would be fair to and in the best interests of the unaffiliated GGP common stockholders and should be approved by the GGP board. The GGP board also resolved to empower the special committee to determine not to pursue the November 11 proposal or any alternative proposal or transaction.

On November 12, 2017, the special committee retained Goldman Sachs & Co. LLC, which we refer to as Goldman Sachs, as its financial advisor in connection with the proposed transaction. Goldman Sachs was chosen because it is an internationally recognized investment banking firm that has substantial industry experience and experience in transactions similar to the transaction proposed by BPY and based on the special committee’s determination of Goldman Sachs’ independence from BPY, GGP and their respective management. Prior to its engagement, on November 11, 2017, Goldman Sachs confirmed to the special committee that it had not recognized any fees for financial advisory and underwriting services provided by its investment banking division to GGP over the previous two years (but indicated that Goldman Sachs is one of the lenders under GGP’s revolving credit facility). Goldman Sachs also provided the special committee with a summary of the financial advisory and underwriting services provided by its investment banking division to BPY and its affiliates over the previous two years (and indicated that Goldman Sachs has existing lending relationships with affiliates of BPY). For more information on the services provided by the investment banking division of Goldman Sachs to affiliates of BPY, see the section entitled “Special Factors—Opinion of Goldman Sachs & Co. LLC” beginning on page 92 of this joint proxy statement/prospectus and Annex D of this joint proxy statement/prospectus. On November 12, 2017, the special committee formally retained Simpson Thacher as its legal advisor in connection with the proposed transaction. Simpson Thacher was chosen because it has experience in transactions similar to the transaction proposed by BPY and based on the special committee’s determination of Simpson Thacher’s independence from BPY, GGP and their respective management.

On November 13, 2017, BPY disclosed the November 11 proposal in a press release and an amendment to its Schedule 13D, and issued an investor presentation describing the November 11 proposal. Also on November 13, 2017, GGP issued a press release disclosing the receipt of the November 11 proposal.

On November 15, 2017, the GGP board held a telephonic special meeting, at which representatives of Goldman Sachs, Sullivan & Cromwell LLP and Simpson Thacher were present. Mr. Richard Clark, the chairman of BPY, Mr. Bruce Flatt, the chief executive officer of BAM, and Mr. Kingston recused themselves from the meeting. At this meeting of the GGP board, Mr. Hurwitz provided the GGP board with a summary of his discussions with representatives of BPY in the days leading up to and following the submission of the November 11 proposal, during which discussions Mr. Kingston had advised Mr. Hurwitz that a proposal would be forthcoming shortly, but had not discussed with Mr. Hurwitz the form, proposed price or other terms of the expected proposal prior to the submission thereof. Representatives of Simpson Thacher discussed with the GGP board and the special committee the fiduciary duties of the directors of GGP under applicable law, as well as other potential issues and considerations in connection with the GGP board’s evaluation of the November 11 proposal, including in light of BPY’s existing ownership in GGP and BPY’s (and its affiliates’) representatives on the GGP board. The GGP board discussed the roles of Goldman Sachs and Simpson Thacher, respectively, in connection with the evaluation of the proposal, as well as the process with respect to related financial and legal due diligence and analysis. Representatives of Goldman Sachs then discussed the possible next steps with respect to the analysis of the proposal and other strategic alternatives by the special committee and its legal and financial advisors. The GGP board then discussed a number of questions relating to a potential transaction with BPY, and representatives of Goldman Sachs discussed with the GGP board the preliminary financial projections for GGP prepared by GGP management and the relative performance of the stock price of GGP and BPY. Representatives of Goldman Sachs also discussed with the GGP board the management structure and recent performance of BPY.

Following this meeting of the GGP board, also on November 15, 2017, the special committee held a telephonic meeting at which representatives of Goldman Sachs and Simpson Thacher were present. The special committee discussed with representatives of Goldman Sachs and Simpson Thacher:

•	the special committee’s views of GGP’s plans as a standalone company in the absence of a strategic transaction, based upon GGP management’s forecasts and view of recent market conditions as previously presented to the GGP board by GGP management, which forecasts had been revised downward in several respects throughout the course of the year, including with respect to projected funds from operations for 2018 and 2019, from the forecasts presented by GGP management to the GGP board at the beginning of 2017;

•	a presentation made by representatives of Goldman Sachs to the special committee regarding the process undertaken in certain recent precedent transactions involving acquisition proposals from a significant stakeholder in the target company;

•	potential strategic opportunities and alternatives for GGP in lieu of a transaction with BPY and the process of reviewing strategic opportunities and alternatives in light of the November 11 proposal; and

•	potential next steps and potential responses to the November 11 proposal.

The special committee met again on November 17, 2017, with representatives of Simpson Thacher and Goldman Sachs present at the meeting. Representatives of Goldman Sachs discussed with the special committee the November 11 proposal, and members of the special committee discussed potential next steps.

At this meeting, the special committee discussed with representatives of Goldman Sachs, among other things:

•	the recent performance of GGP common stock as well as the stock price of certain other companies, and the special committee’s concern that the trading price of GGP common stock reflected the announcement of the November 11 proposal and did not yet reflect GGP management’s expectations as to the projected financial performance of GGP during 2018, which expectations had been revised downward in a number of respects over the course of 2017 and not yet publicly disclosed;

•	a potential timeline presented by representatives of Goldman Sachs with respect to the process of evaluating or negotiating a proposed acquisition of GGP;

•	possible responses to the November 11 proposal; and

•	a range of potential metrics related to a valuation of GGP common stock.

Following such presentation, the special committee then discussed at this meeting that additional information would be helpful to the special committee in evaluating the November 11 proposal. The special committee and representatives of Simpson Thacher and Goldman Sachs discussed the potential timing and nature of a response to BPY. The special committee then agreed, after discussions with representatives of Goldman Sachs, that Mr. Hurwitz would contact representatives of BPY on behalf of the special committee to confirm that the special committee was evaluating the November 11 proposal.

On November 29, 2017, the GGP board held a previously scheduled regular meeting at the offices of Sullivan & Cromwell in New York, at which representatives of Sullivan & Cromwell were present. At this meeting, GGP management discussed with the GGP board the worsening market environment in which GGP operated and presented to the GGP board further revised projections for GGP’s 2017 financial performance, which had been reduced to reflect 1.3% projected growth in GGP’s net operating income, 1.2% projected growth in GGP’s EBITDA and 1.5% projected growth in GGP’s funds from operations per share. At this meeting, GGP management also presented to the GGP board the projections prepared by GGP management with respect to GGP’s 2018 financial performance, which reflected -0.2% projected growth in GGP’s net operating income, 0.0% projected growth in GGP’s EBITDA and -4.7% projected growth in GGP’s funds from operations per share. GGP management also presented revised 5-year projections which reflected projected funds from operations of $1,439 million in 2018, $1,478 million in 2019, $1,581 million in 2020, $1,713 million in 2021 and $1,785 million in 2020.

Following discussion of a number of matters unrelated to the November 11 proposal, Messrs. Clark, Flatt, Kingston and Mathrani and the representatives of Sullivan & Cromwell recused themselves from the meeting, and the members of the special committee were joined by representatives of Goldman Sachs and Simpson Thacher. Representatives of Simpson Thacher reviewed with the members of the special committee their fiduciary duties under applicable law, and the special committee proceeded to discuss the terms of the November 11 proposal with representatives of Goldman Sachs and Simpson Thacher. Following such discussion, representatives of Goldman Sachs and Simpson Thacher left the meeting, and Messrs. Clark, Flatt, Kingston and Mathrani and the representatives of Sullivan & Cromwell rejoined the meeting to continue the discussion by the GGP board of certain matters unrelated to the November 11 proposal.

On December 4, 2017, the special committee held a meeting at which representatives of Goldman Sachs and Simpson Thacher were present. At this meeting, representatives of Goldman Sachs made a presentation to the special committee with respect to:

•	the terms of the November 11 proposal;

•	certain draft projections prepared by GGP management for GGP on a standalone basis, which GGP management had revised downward several times throughout the year of 2017 in a number of respects, including with respect to projected funds from operations for 2018, and which reflected GGP management’s expectation that GGP’s financial performance was deteriorating and that GGP’s results for 2018 would fall short of its 2017 results and would not meet current consensus analyst estimates presented by Goldman Sachs in a number of respects, including with respect to net operating income and funds from operations;

•	the preliminary financial analysis prepared by Goldman Sachs of GGP on a standalone basis based on a number of methodologies;

•	a preliminary review of certain strategic opportunities and alternatives, including a sale of selected assets, a spin-off of selected assets, a sale of GGP to an alternative strategic buyer or a sale of GGP to a financial buyer in a leveraged buyout transaction;

•	certain factors for consideration with respect to the proposed consideration contemplated in the November 11 proposal; and

•	certain potential responses to BPY.

Following such presentation, the special committee discussed these matters with representatives of Goldman Sachs. The special committee also discussed with Goldman Sachs that many of GGP’s existing common stockholders would be less likely to be long-term holders of BPY units under BPY’s current structure, including as a result of:

•	BPY’s structure as an externally managed non-U.S. publicly traded partnership rather than an internally managed U.S. REIT like GGP;

•	the diverging investment objectives between the GGP common stock and BPY units; and

•	a lack of index overlap.

At the meeting, the special committee further discussed these factors, BPY’s governance structure, certain potential tax considerations and the special committee’s concern that existing GGP common stockholders may be subject to restrictions that make it difficult to hold equity interests in a non-U.S. publicly traded partnership, have a preference for holding shares of a U.S. REIT as opposed to a non-U.S. publicly traded partnership. Representatives of Goldman Sachs discussed potential factors that might affect the likelihood of negotiating a higher offer following an initial proposal, and discussed potentially interested third parties. The special committee and representatives of Goldman Sachs also discussed:

•	the potential accretive/dilutive impact of the November 11 proposal on holders of BPY units; and

•	expectations with respect to BPY’s capacity to consummate a transaction structured as an all-cash sale, and comments made by representatives of BPY that BPY would not be willing to contemplate an all-cash transaction.

Following such discussion, the special committee then, after discussions with representatives of Goldman Sachs, determined to inform BPY that the November 11 proposal was not acceptable, but was willing to consider entertaining an improved offer. Representatives of Goldman Sachs and Simpson Thacher discussed with the special committee drafts of a response letter and the terms of a draft non-disclosure agreement to be proposed to BPY, as well as the existing standstill agreement between certain affiliates of BPY and GGP.

Later on December 4, 2017, Mr. Hurwitz sent the special committee’s written response to the November 11 proposal to BPY, which provided that the special committee had determined, with the assistance of its legal and financial advisors, that the November 11 proposal was not in the best interest of GGP and its stockholders based on both the value and the form of consideration. The letter further stated that the special committee would be willing to entertain discussions premised on an enhanced valuation and a shift in the form of consideration, and requested additional information about BPY’s proposed financing of its potential acquisition of GGP in order to evaluate the certainty of the proposal.

During the week of December 4, 2017, Mr. Hurwitz and Mr. Mathrani had telephone conversations with Mr. Kingston, during which Mr. Kingston described certain proposed elements of a potential transaction between BPY and GGP, including BPY’s corporate structure, the proposed acquisition entity, certain proposed due diligence efforts to be undertaken by BPY, as well as certain plans by BPY to obtain asset-level financing by negotiating potential joint venture investments by third parties with respect to certain assets of GGP in connection with such a potential transaction.

On December 6, 2017, GGP and BPY executed a non-disclosure agreement, which expressly preserved the terms of the existing standstill agreement between certain affiliates of BPY and GGP. See the section entitled “—Certain Related Party Agreements between GGP and the Brookfield Filing Persons” below for a description of the standstill agreement. Following the execution of the non-disclosure agreement, GGP provided representatives of BPY and its potential financing sources with access to an online data room. Following such date, BPY and its potential financing sources began conducting due diligence with respect to the assets of GGP, which process continued through March of 2018. During such time, GGP continued to provide additional information in response to requests from representatives of BPY.

The special committee met again telephonically on December 8, 2017, with representatives of Goldman Sachs and Simpson Thacher. At the meeting, Mr. Hurwitz informed the special committee of his recent discussions with Mr. Mathrani and with Mr. Kingston described above, and the special committee discussed, among other things:

•	potential strategies with respect to a possible revised offer from BPY; and

•	the expected timing of a response from BPY in light of the asset-level financing efforts that BPY had commenced.

Following such discussion, the special committee then discussed in executive session with representatives of Simpson Thacher the possibility of establishing a retention plan with respect to GGP management, if appropriate, in order to address the risk of disruption to GGP’s business that might result from management departures upon the announcement of a potential transaction and prior to the consummation of such a transaction. The special committee then instructed Simpson Thacher to review certain considerations with respect to compensation and GGP equity award matters. At this meeting, the special committee also determined to engage an independent compensation consultant, and to engage a strategic communications firm.

Later that week, Mr. Hurwitz had a telephonic discussion with Mr. Kingston with respect to the status of BPY’s financial and legal due diligence. During this discussion, Mr. Hurwitz and Mr. Kingston discussed potential concerns that the then-current GGP stockholders may have with respect to receiving BPY units in a potential transaction, and Mr. Kingston informed Mr. Hurwitz that BPY would not be able to agree to a potential transaction structure involving an issuance of equity interests in BAM to GGP stockholders without BAM’s support, unlike the proposed issuance of BPY units. Messrs. Hurwitz and Kingston also discussed GGP’s current and projected financial performance and the special committee’s continued preference for a significantly enhanced cash consideration as part of any potential future proposal from BPY.

On December 14, 2017, the special committee met telephonically with representatives of Goldman Sachs and Simpson Thacher. At the meeting, representatives of Goldman Sachs made a presentation to the special committee with respect to:

•	a recent proposed transaction in the real estate industry;

•	related market reactions; and

•	potential implications on a potential transaction between GGP and BPY.

The special committee discussed these matters, and Mr. Hurwitz updated the special committee about his recent discussions with Mr. Kingston. During this meeting, the special committee determined after discussions with representatives of Goldman Sachs that, having not received an acceptable proposal to date from BPY, it was premature for the special committee to instruct its advisors to commence a process of conducting reverse legal and financial due diligence on BPY unless and until a revised offer from BPY was received that the special committee would deem sufficiently attractive to pursue such a process.

On January 5, 2018, the special committee held a telephonic meeting at which representatives of Goldman Sachs and Simpson Thacher were present. At the meeting, representatives of Goldman Sachs updated the special committee on the scope and timing of the due diligence undertaken to date by BPY with respect to a potential transaction between BPY and GGP, as well as recent discussions that representatives of Goldman Sachs had with representatives of BPY with respect to the expected timing of a revised offer from BPY and the status of BPY’s efforts to obtain equity and debt financing for such a potential transaction. The special committee discussed with representatives of Goldman Sachs, among other things:

•	a discussion that Mr. Hurwitz had earlier that day with Mr. Mathrani about GGP’s year-end financial performance and expected 2018 financial performance, which GGP management expected to fall below GGP’s 2017 financial performance in a number of respects;

•	the recent net asset value valuation of GGP by GGP management, which had been revised downward from the valuation previously presented to the GGP board by GGP management on October 4, 2017, and

•	market trends in the mall REIT industry, including rising interest rates, and the expectation of GGP management that such trends continued to put pressure on valuations generally, including any valuation of GGP, and the special committee’s expectation that if the special committee terminated the process with BPY, GGP’s share price might decline to, or below, its unaffected stock price of November 6, 2017 (the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY).

After representatives of Goldman Sachs had left the meeting, representatives of the special committee’s independent compensation consultant, FW Cook, joined the call and discussed with the special committee certain matters relating to management compensation typically considered in connection with acquisitions such as the potential transaction involving GGP. Representatives of Simpson Thacher discussed with the members of the special committee their fiduciary duties under applicable law in connection with a potential transaction, including with respect to certain management compensation matters, and discussed an overview of potential impact on management compensation and GGP equity awards in connection with a potential transaction, including the expected impact on severance benefits, the potential treatment of GGP equity awards, and the potential impact of such treatment on the overall economics of a potential transaction from the perspective of GGP and a potential acquiror such as BPY. At this meeting, the special committee considered such matters and did not make any substantive determinations with respect to compensation or benefits matters or the proposed treatment of GGP equity awards in connection with a potential transaction.

During the following week, Mr. Hurwitz called Mr. Kingston to discuss timing of any expected revised offer from BPY.

The special committee met again telephonically on January 17, 2018. Representatives of Goldman Sachs and Simpson Thacher were present at the meeting. Mr. Hurwitz informed the special committee of his recent discussion with Mr. Kingston, and the special committee discussed with representatives of Goldman Sachs the prospects of GGP if it were to continue to operate on a standalone basis, including in light of market developments such as rising interest rates and the potential impact of increased capital expenditures and tenant allowances in a rising interest rate environment.

On January 30, 2018, the process with respect to a proposed sale of interests in one of the properties authorized by the GGP board in July of 2017, which concluded with the receipt of a proposal for the property that

GGP management had taken to market that was below the sales price and capitalization rate authorized by the GGP board on the basis of management’s view of the net asset value of such property as of July of 2017, causing the special committee to be concerned that the valuations and capitalization rates implied by such a proposal put pressure on the net asset value of GGP’s portfolio more generally, which had been consistent with GGP management’s projected valuation. Taking into account these factors and the fact that any proceeds received from such a sale of interests would not meaningfully impact GGP’s operations, the investment committee of the GGP board did not approve the sale on the basis of such proposals.

On February 2, 2018, Mr. Kingston called Mr. Hurwitz to further discuss the timing of a revised proposal from BPY. Mr. Kingston noted BPY’s financing efforts in light of the private market valuation of certain GGP properties, which valuation appeared to be lower than BPY and GGP had expected. Messrs. Kingston and Hurwitz also discussed the status of BPY’s financial and legal due diligence. During this call, Mr. Hurwitz reiterated the concerns that the special committee had previously communicated about entering into a transaction that provided for a substantial portion of the consideration to consist of BPY units, in light of the special committee’s concern, after its discussions with GGP management and Goldman Sachs, that GGP common stockholders who were focused on investments in U.S. REIT securities may not consider BPY units to be an attractive security. Mr. Kingston informed Mr. Hurwitz of BPY’s progress in developing a revised proposal intended to address this concern, which contemplated creating a new U.S. REIT security that would form part of the consideration of BPY’s revised proposal in order to provide holders of GGP common stock with a potential U.S. REIT security alternative to an investment in BPY units.

On February 5, 2018, representatives of Weil, Gotshal & Manges LLP, which we refer to as Weil, and Goodwin Procter, which we refer to as Goodwin, each legal advisors to BPY, circulated a draft term sheet to representatives of Goldman Sachs and Simpson Thacher, setting forth the proposed material terms of the class A stock of the proposed new U.S. REIT security. The term sheet provided that class A stock would be a new non-voting REIT security, that each share of class A stock was intended to provide its holder with a dividend and economic return equivalent to that of a BPY unit, and that class A stock would be structured to mirror the BPY units. The term sheet provided that dividends on class A stock would be equivalent to those paid on BPY units, shares of class A stock would be exchangeable for BPY units on a one-for-one basis following the one-year anniversary of the closing of the proposed transaction between GGP and BPY, and GGP and BPY would be subject to substantially equivalent governance provisions. The term sheet also provided that the request to exchange a share of class A stock for one BPY unit may be settled in cash equal to the value of one BPY unit, or, at the option of BPY, in the form of BPY units. Later that day, representatives of Weil and Goodwin discussed the terms of the proposed class A stock with representatives of Goldman Sachs and Simpson Thacher.

Later on February 5, 2018, the special committee met telephonically with representatives of Goldman Sachs and Simpson Thacher. At this meeting, Mr. Hurwitz provided the special committee with an update on his discussions with Mr. Kingston on February 2, 2018. The members of the special committee discussed with representatives of Goldman Sachs, among other things:

•	an initial overview of the proposed terms of class A stock;

•	an initial overview of the governance structure of BPR;

•	an initial overview of the structure and process of the proposed transaction;

•	an update from representatives of Goldman Sachs on recent discussions with representatives of BPY with respect to the status of BPY’s equity financing efforts involving potential third party asset-level joint venture investors and the special committee’s concerns with respect to the implications of the preliminary results of these efforts on the net asset value of GGP; and

•

the results of the process with respect to a proposed sale of interests in one of the properties authorized by the GGP board in July of 2017 concluded with the receipt of a proposal for the property that GGP management had taken to market that was below the sales price and capitalization rate authorized by the GGP board on the basis of management’s view of the net asset value of such property as of July of 2017, and the special committee’s concerns with the implications on the potential private market valuations of comparable assets in GGP’s portfolio if the net asset value of GGP were to be generally extrapolated from the valuations and capitalization rates proposed in connection with these marketing efforts.

At this meeting, the special committee also discussed the extent to which the inclusion of class A stock as part of the consideration in the proposed transaction with BPY would mitigate the concerns that the special committee had discussed on December 4, 2017 with respect to the desirability of BPY units to certain current GGP common stockholders who were focused on investments in U.S. REIT securities, and the special committee determined after discussions with representatives of Goldman Sachs that, if the special committee would receive a revised proposal from BPY that the special committee considered to be a meaningfully improved offer, the special committee would authorize Goldman Sachs and Simpson Thacher to commence the process of conducting due diligence on BPY, whereas such due diligence on BPY remained premature unless and until such an improved offer was received.

On February 9, 2018, at the direction of the special committee, representatives of Goldman Sachs and Simpson Thacher sent written questions to representatives of Weil and Goodwin with respect to the proposed terms of class A stock, including with respect to certain structural questions, the treatment of fees under the proposed master services agreement between BAM and BPR, the expected index eligibility of class A stock, the expected tax impact on GGP common stockholders as a result of receiving class A stock, as well as questions relating to the proposed economic equivalency between class A stock and BPY units and the exchange right, including BPY’s proposal that the exchange right would not commence until one year following the closing of the merger.

On February 15, 2018, representatives of Weil and Goodwin responded in writing, indicating among other things that BPY would be willing to discuss reducing the waiting period during which class A stock cannot be exchanged into BPY units from one year following the closing of the proposed transaction to less than one year following the closing.

Also on February 15, 2018, Mr. Hurwitz met with Messrs. Kingston and Flatt to discuss the expected timing of a revised offer from BPY. At the meeting, Messrs. Kingston and Flatt noted the challenges faced by BPY in finalizing the third-party asset-level financing for the proposed transaction in light of the valuations received for certain GGP assets, which fell below BPY’s expectations, and explained BPY’s view of the benefits of including class A stock as part of the consideration for the proposed transaction. Mr. Hurwitz acknowledged BPY’s difficulty in obtaining the necessary funding for an improved offer and acknowledged that, as a result, BPY may not make a sufficiently improved offer and a transaction with BPY may not be possible.

Later that day on February 15, 2018, the special committee held a telephonic meeting attended by representatives of Goldman Sachs and Simpson Thacher. Mr. Hurwitz updated the special committee on his discussions with Messrs. Kingston and Flatt and the special committee discussed the timing of the process relating to a revised offer from BPY. The special committee also further discussed, among other things:

•	the terms of the November 11 proposal as compared to GGP’s prospects on a standalone basis, based on expectations of GGP management previously provided to the GGP board by GGP management, which projected that GGP’s financial results in 2018 would not meet the current market consensus for such results; and

•

GGP’s prospects on a standalone basis if a revised offer from BPY or an alternative offer from a third party was not received, or if a revised offer from BPY was found not to be in the best interests of GGP and its stockholders, and the potential impact on the trading price of GGP common stock if the process with BPY was terminated and GGP management’s expectations with respect to GGP’s prospects were to materialize. The special committee’s expectation was that if the special committee terminated the process with BPY, GGP’s share price might decline to, or below, its unaffected stock price of November 6, 2017 (the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY) or lower, and that it would be in the best interests of GGP’s stockholders that GGP proceed with further discussions and negotiations with BPY.

At various times since the delivery of the November 11 proposal, representatives of Goldman Sachs encouraged representatives of BPY to incorporate a larger component of cash consideration into any revised proposal that BPY may deliver. During such discussions, BPY consistently indicated that it did not anticipate being able to make an all-cash proposal and further informed representatives of Goldman Sachs that BPY, despite significant effort and outreach by BPY, had not been able to obtain interest for a potential co-investment from a third party in connection with a joint acquisition of the GGP common stock, and therefore BPY expected that it would need to raise the cash portion of any proposed consideration from debt financing or the sale of interests in individual assets of GGP.

On February 23, 2018, representatives of BPY delivered to the special committee a revised written proposal, which we refer to as the February 23 proposal, with respect to the potential acquisition of GGP common stock not already held by BPY and its affiliates, pursuant to which each share of GGP common stock would be acquired for consideration consisting of either (i) 0.9656 BPY units or an equivalent number of newly issued shares of class A stock or (ii) $23.00 in cash, in each case subject to proration such that the unaffiliated GGP common stockholders in the aggregate would receive consideration consisting of 60% cash and 40% BPY units or shares of class A stock.

Later that day on February 23, 2018, the special committee held a telephonic meeting to discuss the February 23 proposal. Representatives of Goldman Sachs and Simpson Thacher were present at the meeting. Members of the special committee discussed their initial assessments of the February 23 proposal and instructed Goldman Sachs to prepare a preliminary analysis comparing the November 11 proposal and the February 23 proposal, which representatives of Goldman Sachs circulated to the members of the special committee later that day. The special committee also determined, after discussions with representatives of Goldman Sachs, to instruct Goldman Sachs to inform representatives of BPY that the special committee did not support the February 23 proposal. Later on February 23, 2018, representatives of Goldman Sachs spoke to Mr. Kingston to convey the special committee’s unwillingness to support the February 23 proposal. Mr. Kingston expressed surprise and emphasized that BPY had obtained commitments for approximately $9 billion in debt and equity financing over the previous months in order to propose the valuation and consideration mix that were reflected in the February 23 proposal.

In the morning of February 24, 2018, the special committee held a telephonic meeting at which representatives of Simpson Thacher were present. Representatives of Simpson Thacher reminded the members of the special committee of their fiduciary duties in light of the February 23 proposal. The special committee discussed the February 23 proposal and discussed the type and scope of further information that would be required in order to further evaluate any subsequent proposal from BPY.

Following this discussion, representatives of Goldman Sachs then joined the meeting, and reviewed with the special committee:

•	a preliminary financial analysis of the February 23 proposal, which indicated that the February 23 proposal reflected a total offer value of approximately $14.0 billion at a blended offer price of $21.81 per share of GGP common stock based on the closing price of BPY units of $20.74 on February 23, 2018, and an implied nominal capitalization rate of approximately 5.73%, as compared to the November 11 proposal which implied a total offer value of approximately $13.8 billion at a blended offer price of $21.51 per share of GGP common stock as of November 11, 2017 and a nominal capitalization rate of approximately 5.77%;

•	a summary of the proposed terms of class A stock based on the materials received from Weil and Goodwin on February 5, 2018 and February 15, 2018; and

•	a review of Goldman Sachs’s preliminary financial analysis of GGP on a standalone basis as previously presented to the special committee at the meeting on December 4, 2017 and described above.

At this meeting, members of the special committee discussed these analyses, as well as:

•	the prospects of GGP on a standalone basis based on GGP management’s projections, which had been modestly revised from the projections previously reviewed by the special committee to reflect, among other things, actual results for January 2018, and which continued to reflect GGP management’s expectation that GGP’s 2018 financial performance would fall short of its 2017 results;

•	potential responses to BPY, including potential counteroffers;

•	implied nominal capitalization rates presented by representatives of Goldman Sachs based on certain potential counteroffers;

•	certain advantages and disadvantages of including class A stock as part of the consideration as compared to the BPY units; and

•	the need for further information with respect to BPY and class A stock.

At this meeting, representatives of Goldman Sachs and Simpson Thacher also discussed with the special committee the fact that GGP had reviewed strategic opportunities and alternatives in 2017, the potential impact of BPY’s existing ownership in GGP on other potential bidders, and the lack of interest from other potential bidders since GGP’s announcement of a review of strategic opportunities and alternatives on May 1, 2017 and since the November 11 proposal was made public on November 13, 2017. The special committee also noted then-current negative market conditions and the impact on the REIT sector of the stock market and potential impact on GGP, including the potential impact of increased capital expenditures and tenant allowances in a rising interest rate environment and GGP’s exposure to rising interest rates in light of GGP’s capital structure and financial leverage. Representatives of Goldman Sachs also discussed with the special committee the expected structure of the proposed transaction. The special committee determined, after consultation with representatives of Goldman Sachs and Simpson Thacher, that it was desirable and in the best interest of GGP and its stockholders to explore the highest offer available from BPY expeditiously in order to determine whether to proceed to the negotiation of definitive agreements with BPY or to terminate the process with BPY and allow GGP management to focus on operating GGP as a standalone business. Following further discussion with representatives of Goldman Sachs and Simpson Thacher, the special committee determined, taking into account the financial analyses presented by representatives of Goldman Sachs, to respond to BPY with a counteroffer, which provided for consideration of $24 per share of GGP common stock, consisting of 70% cash and 30% BPY units or class A stock, with the equity portion of the consideration equal to an exchange ratio based on the volume weighted average price of BPY units for the ten days leading up to the announcement of a definitive transaction. We refer to such counteroffer as the February 24 counteroffer. The special committee instructed Goldman Sachs to respond to BPY with the February 24 counteroffer. Based on the closing price of BPY units of $20.74 on February 23, 2018, the February 24 counteroffer implied a total offer value of approximately $15.5 billion at a blended offer price of $24 per share of GGP common stock and an implied nominal capitalization rate of approximately 5.43%.

Later on February 24, 2018, at the direction of the special committee, representatives of Goldman Sachs spoke to Mr. Kingston and Dan Teper, a managing director at BPG, delivered the February 24 counteroffer and requested that BPY respond expeditiously. In the afternoon of February 24, 2018, the special committee met again in a telephonic meeting attended by representatives of Goldman Sachs and Simpson Thacher, during which representatives of Goldman Sachs updated the special committee on their earlier discussions with Messrs. Kingston and Teper. Representatives of BPY subsequently informed Mr. Hurwitz that BPY was rejecting the February 24 counteroffer.

In the early afternoon of February 25, 2018, the special committee held a telephonic meeting at which representatives of Goldman Sachs and Simpson Thacher were present. Representatives of Goldman Sachs and

Mr. Hurwitz reported to the special committee on their conversations with Messrs. Kingston and Teper regarding the February 24 counteroffer. Upon the request of the special committee, representatives of Goldman Sachs also presented an overview of the performance of GGP’s stock during the period since initial rumors of a potential transaction with BPY became widely circulated in November of 2017. Members of the special committee discussed, among other things:

•	the overview of the performance of GGP’s stock presented by Goldman Sachs, which indicated that while the S&P 500 index had appreciated by approximately 6% over such period and the MSCI US REIT Index had decreased by approximately 10%, the trading price of GGP common stock had increased approximately 13% from the pre-rumor price during this period, which the special committee believed reflected in part an expectation in the marketplace that a transaction with BPY would occur and the limited visibility in the marketplace as to the projected 2018 and 2019 operating metrics of GGP as presented by GGP management to the GGP board on November 29, 2017 and did not yet reflect the potential marketplace reaction to those 2018 and 2019 projected operating metrics of GGP, projected by GGP management;

•	the potential impact on the trading price of GGP common stock in the event that discussions with BPY were terminated; and

•	the fact that the total offer value of the November 11 proposal had decreased as a result of the decrease in the trading price of BPY units during such period.

At this meeting, the special committee determined, after discussions with representatives of Goldman Sachs, to request that BPY present its “best and final” offer in order to allow the special committee to make a determination as to whether to engage in the negotiation of definitive documents or to terminate further discussions with BPY.

Following this meeting, on February 25, 2018, Mr. Hurwitz had a telephone call with Messrs. Kingston and Flatt to convey the special committee’s request for a best and final offer, which Messrs. Kingston and Flatt agreed to deliver to the special committee promptly.

Later that day on February 25, 2018, representatives of BPY responded by email to the members of the special committee with a revised proposal (which was subsequently formally confirmed on February 28, 2018 in a letter dated February 26, 2018), which we refer to as the final proposal, noting that such proposal constituted the best and final offer of terms under which BPY was willing to acquire GGP. The final proposal provided for consideration per share of GGP common stock, at the election of the unaffiliated GGP common stockholders and subject to proration, of up to $23.50 in cash, subject to a maximum aggregate amount of cash to be paid of $9.25 billion, with the remainder of the consideration to consist of BPY units (or shares of class A stock) at an exchange ratio of 1:1. The final proposal noted that, while BPY continued to believe the proposed transaction to be in the best interests of the GGP stockholders, that BPY believed the parties had reached a point where the process should be terminated and GGP should continue to operate as standalone public company should the terms of the final proposal not be acceptable to the special committee.

Following receipt of the final proposal, the special committee again met telephonically later that day on February 25, 2018. Representatives of Goldman Sachs and Simpson Thacher were present at the meeting. Members of the special committee discussed with representatives of Goldman Sachs, among other things:

•	the terms of the final proposal, which implied a total offer value of approximately $14.5 billion at a blended offer price of $22.50 per share of GGP common stock and an implied nominal capitalization rate of approximately 5.63%;

•	that the final proposal reflected an increase in the amount of aggregate cash consideration of approximately $1.9 billion from the November 11 proposal and an increase in the amount of aggregate cash consideration of $0.4 billion from the February 23 proposal;

•	that the final proposal reflected an increase in total offer value of approximately 4.7% from the November 11 proposal based on the then current trading price of BPY units of $20.71 on February 23, 2018;

•	that the final proposal reflected a decrease in total offer value of approximately 1.9% from the November 11 proposal as of November 11, 2017 and that the total offer value of the November 11 proposal had decreased by approximately 6.3% since November 11, 2017 as a result of the decrease in the trading price of BPY units during the period since initial rumors of a potential transaction with BPY became widely circulated in November of 2017; and

•	certain advantages and disadvantages of including class A stock as part of the consideration as compared to the BPY units.

Following this meeting, and taking into account these discussions and the financial analyses presented by representatives of Goldman Sachs at such meeting and prior meetings of the special committee, and noting that GGP was not subject to an exclusivity agreement with BPY and that GGP was free to entertain alternative proposals until a merger agreement between GGP and BPY, if any, was executed (which was expected to take several weeks or more), the special committee resolved in executive session, during which representatives of Simpson Thacher were present, to instruct Goldman Sachs and Simpson Thacher to commence due diligence with respect to BPY and to begin to negotiate definitive documentation for a potential transaction based on the final proposal.

In the evening of February 25, 2018, at the direction of the special committee, representatives of Goldman Sachs discussed the due diligence process with representatives of BPY and requested pro forma financial forecasts from BPY.

On February 26, 2018, at the direction of the special committee, representatives of Goldman Sachs met in New York with representatives of BPY to clarify certain terms of the final proposal, including to reflect the current number of outstanding shares of GGP common stock, the number of shares of GGP common stock held by BPY and its affiliates, and the calculation of the proposed proration mechanism, which clarification resulted in an increase to the total offer value of approximately $70 million, a decrease in the blended offer price of $0.08 per share and an increase in the implied nominal capitalization rate of approximately 0.01%, implying a total offer value of approximately $14.5 billion at a blended offer price of $22.41 per share of GGP common stock and an implied nominal capitalization rate of approximately 5.64%, in each case based on the trading price of BPY units at the time of the final proposal of $20.71 on February 23, 2018.

Beginning in the week of February 26, 2018, at the request of representatives of Sullivan & Cromwell, representatives of Simpson Thacher, Sullivan & Cromwell and GGP management held near-daily telephonic meetings in order to coordinate the negotiation of definitive documentation and the due diligence process and to discuss certain strategic and other critical matters related to the potential transaction.

During the period from announcement of the November 11 proposal until the announcement of the Transactions, representatives of Goldman Sachs had several discussions with management representatives of certain of GGP’s competitors in the retail property industry, none of which expressed any interest or ability to pursue an acquisition of GGP.

On February 27, 2018, representatives of BPY provided representatives of Goldman Sachs, Simpson Thacher and Sullivan & Cromwell with access to an online data room for purposes of conducting due diligence on BPY. Over the following weeks, those representatives engaged in a due diligence review of the information provided by BPY and BPY continued to provide additional information in response to requests from such representatives. Later on February 27, 2018, representatives of Simpson Thacher sent a draft merger agreement to Weil.

On March 1, 2018, representatives of Weil delivered to Simpson Thacher a list of proposed changes to the draft merger agreement, including a proposal to entertain discussions about whether to maintain or eliminate the feature in the draft merger agreement permitting GGP stockholders to elect, subject to proration, whether to receive either (i) cash or (ii) BPY units or class A stock. Later on March 1, 2018, representatives of Simpson Thacher sent a draft of the voting and support agreement to Weil, which required the Brookfield voting parties who beneficially own shares of GGP common stock to vote in favor of the proposed transaction, and also included a provision that required BPY to vote in proportion to the vote of the unaffiliated GGP common stockholders on the approval or adoption of any superior proposal in the event the merger agreement were to be terminated and if in connection with such termination GGP were to enter into a definitive agreement with respect to a superior proposal. Over the course of the following days, representatives of Simpson Thacher discussed the terms of the draft agreements with representatives of Weil.

On March 3, 2018, the special committee held a telephonic meeting, at which representatives of Goldman Sachs and Simpson Thacher were present, to discuss the developments and the proposed changes to the draft merger agreement requested by Weil. The special committee also discussed the timing and scope of the due diligence process with representatives of Goldman Sachs. Representatives of Simpson Thacher reminded the members of the special committee of their fiduciary duties, and discussed with the special committee the proposed transaction structure suggested by Weil and Goodwin during discussions with representatives of Simpson Thacher.

Later on March 3, 2018, representatives of Goodwin circulated an outline of the proposed transaction structure, setting forth certain details of the proposed recapitalization, restructuring, special dividends and the merger, which contemplated that the consummation of the Transactions would take place over the course of three days.

On March 7, 2018, representatives of Weil sent a revised draft of the merger agreement to Simpson Thacher, which reflected a number of proposed changes, including the revision of the closing mechanics to provide that the closing would take place over three business days, the introduction of a “reverse termination fee” construct pursuant to which, in the event that BPY was unable to consummate the Transactions solely because its financing was not available, GGP’s sole recourse would be to terminate the merger agreement and receive a reverse termination fee from BPY, and an appraisal rights closing condition. The revised draft merger agreement also provided that GGP would not be permitted to pay regular dividends between the date of the agreement and the closing, nor a pro rata “stub dividend” at closing with respect to the quarter in which the closing occurred. The revised draft merger agreement did not provide for any obligations on the part of BPY to maintain in effect its committed financing or to obtain alternate financing, or to reimburse GGP in connection with its cooperation, and provided an uncapped obligation by GGP to reimburse BPY for its expenses if GGP common stockholders failed to approve the merger. The revised draft merger agreement did not provide for any representation by members of the current GGP board on the board of BPY or BPR following the closing of the Transactions. Also on March 7, 2018, representatives of Weil sent a revised draft of the voting agreement to Simpson Thacher.

On March 8, 2018, Mr. Hurwitz called Mr. Kingston to inform him that he expected GGP’s ability to pay dividends during the period pending the closing of the Transactions to be an issue of material importance to the special committee. Also on March 8, 2018, representatives of BPY sent drafts of BPY’s financing commitments to Simpson Thacher. Over the following weeks, representatives of Simpson Thacher and Sullivan & Cromwell proposed changes to the terms of these commitments to representatives of Weil.

Later that day on March 8, 2018, the special committee held a telephonic meeting. Representatives of Goldman Sachs and Simpson Thacher were present at the meeting. The members of the special committee then, among other things:

•	discussed the recent conversations between Messrs. Hurwitz and Kingston;

•	discussed with representatives of Simpson Thacher the proposed changes to the draft merger agreement and the proposed transaction structure;

•	discussed with representatives of Goldman Sachs the status of the due diligence process and potential strategies with respect to communications or responses to potential leaks; and

•	discussed the proposed exchange right of class A stock and BPY’s proposed obligations with respect thereto.

In light of the special committee’s discussion of the proposed exchange right of class A stock with representatives of Goldman Sachs and Simpson Thacher, the special committee was concerned that the materials received from Weil and Goodwin suggested that the exchange right would enable a holder of class A stock to request cash from GGP in exchange for their class A stock, but in the absence of available cash at GGP such holder would have no recourse to BPY or its affiliates to request to exchange the class A stock for BPY units instead. The special committee was concerned, following discussion with representatives of Goldman Sachs, that such limitations to the exchange right, along with BPY’s proposal that the exchange right would be subject to an initial waiting period of potentially as long as a year, could negatively impact the value of class A stock, particularly in circumstances where the assets of GGP did not perform as well as expected and no excess cash was available at GGP. The special committee then instructed Simpson Thacher to send a revised draft of the merger agreement to Weil, reflecting the discussions with the special committee. Following this discussion, the special committee discussed the proposed treatment of GGP options and GGP equity awards pursuant to the draft merger agreement in an executive session.

On March 10, 2018, representatives of Simpson Thacher sent a revised draft of the merger agreement to Weil, which reflected, among other things, the consummation of the Transactions over the course of one day as opposed to three business days, the preservation of the election mechanic enabling GGP common stockholders to choose, subject to proration, between cash consideration and BPY units or class A stock, the ability of GGP to pay regular quarterly dividends before the consummation of the Transactions and a “stub dividend” for the quarter during which the closing were to occur, the addition of certain covenants requiring BPY to maintain its financing commitments and reimburse GGP for its cooperation with financing efforts, the deletion of the proposed appraisal rights closing condition, the addition of a closing condition providing for a solvency opinion to be delivered to the GGP board, a reverse termination fee payable by BPY equal to approximately $2.1 billion and a corresponding GGP termination fee equal to approximately $600 million. Also on March 10, 2018, representatives of Weil and Goodwin sent a summary of the proposed treatment of the various classes of GGPOP limited partnership units in connection with the Transactions, which representatives of Simpson Thacher, Sullivan & Cromwell, Weil and Goodwin subsequently negotiated over the following weeks.

On March 11, 2018, representatives of Simpson Thacher sent a revised draft of the voting agreement to Weil, and representatives of Weil sent an initial draft of the charter amendments to Simpson Thacher and Sullivan & Cromwell.

On the morning of March 12, 2018, Messrs. Hurwitz and Kingston discussed the process of negotiations to date and Mr. Kingston proposed an in-person negotiation meeting later that week.

Later on March 12, 2018, the special committee met telephonically with representatives of Goldman Sachs and Simpson Thacher to discuss the process to date and the proposed meeting with representatives of BPY. The members of the special committee discussed certain items to be addressed at the meeting, including:

•	certain open issues in the draft merger agreement; and

•	the proposed terms of the class A stock.

With respect to the proposed terms of the class A stock, the special committee’s discussion focused in particular on ensuring that holders of class A stock would be able to receive cash or BPY units in exchange for such class A stock even in circumstances where BPR did not have sufficient liquidity to satisfy the exchange right for cash. BPY had repeatedly informed representatives of Simpson Thacher and Goldman Sachs that the proposed transaction structure would not permit BPY to assume an express obligation to satisfy this exchange right.

During the week of March 12, 2018, representatives of Simpson Thacher, Sullivan & Cromwell, Weil and Goodwin exchanged drafts of various documents including the class B exchange agreement, the charter amendment setting forth the terms of the class A stock, the GGPOP partnership agreement, the terms of the new series A preferred stock and the terms of the various classes of GGPOP limited partnership units, the voting agreement, and the disclosure letters to the draft merger agreement, and continued to negotiate the terms of these documents.

On March 13, 2018, representatives of Weil sent a revised draft merger agreement to Simpson Thacher, which proposed that the closing would take place over two business days, GGP would not be permitted to pay dividends except for the dividend already declared on February 7, 2018, all GGP options and GGP restricted stock (both vested and unvested) would be converted into corresponding awards with respect to the class A stock maintaining the original award’s terms including with respect to vesting, the closing would be subject to the previously proposed appraisal rights closing condition, the requirement for a solvency opinion would be deleted, the BPY reverse termination fee would be equal to approximately $1.2 billion while the GGP termination fee would be equal to approximately $600 million, GGP would be subject to an uncapped obligation to reimburse BPY’s expenses if the merger agreement were to be terminated as a result of a failure to obtain the requisite stockholder approval, and there would be no representation by members of the GGP board on the board of BPY or BPR following the closing. The proposed terms of the class A stock, in particular any obligation by BPY to satisfy the exchange right, remained an unresolved issue as well.

On March 14, 2018, representatives of Weil, Goodwin, Simpson Thacher and Sullivan & Cromwell discussed and resolved a number of other open issues in the draft merger agreement and certain other draft documents.

On March 15, 2018, the special committee met in person and by telephone at the offices of Simpson Thacher in New York. Representatives of Simpson Thacher and Goldman Sachs were present in person at the meeting. The members of the special committee discussed, among other things:

•	the open issues and proposed positions to be taken during the negotiations with BPY later that day;

•	the recent telephone conversation between Mr. Hurwitz and Mr. Mathrani with respect to GGP management’s proposal regarding the treatment of GGP options and other GGP equity awards;

•	potential alternatives for the treatment of such GGP equity awards in the proposed transaction and the possibility of a retention plan for GGP management;

•	the proposed transaction structure;

•	the proposed dividend restriction;

•	the proposed appraisal rights closing condition; and

•	the special committee’s concerns about the proposed terms of the exchange right with respect to the class A stock.

At this meeting, the special committee also discussed the proposed uncapped expense reimbursement obligation, the size of the BPY reverse termination fee and the GGP termination fee, which were equal to approximately $1.2 billion and $600 million in BPY’s then-latest proposal, respectively, and determined, after discussions with representatives of Goldman Sachs, to continue to consider these points to be open issues. The special committee also discussed the absence of a need to obtain board representation rights given that any BPY units or shares of class A stock obtained as consideration in the proposed transaction would have no meaningful voting rights with respect to the election of directors.

Later on March 15, 2018, Mr. Hurwitz, representatives of Goldman Sachs, Simpson Thacher and Sullivan & Cromwell, Mr. Kingston, Mr. Teper and representatives of Weil and Goodwin met at the offices of Weil in New York to discuss a number of the open issues. The discussion focused on the proposed transaction structure and the proposed terms of the class A stock, and specifically the exchange right. Representatives of BPY and its advisors reiterated BPY’s position that holders of class A stock would be able to enforce the exchange right only against GGP in exchange for cash equal to the value of the corresponding number of BPY units, while BPY or its affiliates would have the right but not the obligation to elect to satisfy such exchange right by delivering BPY units to such holders instead. Mr. Hurwitz and representatives of the special committee’s advisors insisted that this proposal was unacceptable to the special committee as it would render the holders of class A stock unable to exercise the exchange right in circumstances where GGP did not have sufficient liquidity to satisfy the exchange right for cash and BPY or its affiliates elected not to issue BPY units instead. As a result, holders of class A stock might not be able to benefit from the exchange right precisely in circumstances where it would be preferable from the perspective of such holders to receive BPY units (or the equivalent value in cash) as opposed to continuing to hold class A stock. Representatives of Weil and Goodwin reiterated that the proposed transaction structure would not permit BPY to assume any express obligation to satisfy the exchange right or to guarantee that sufficient cash would be contributed to GGP to enable the satisfaction of the exchange right for cash. The parties then discussed a potential alternative structure to address this issue, which would involve a rights agreement pursuant to which BAM would agree to satisfy the exchange right in circumstances where GGP and BPY failed to satisfy such right. The parties separated to further discuss this alternative structure and the rights agreement. All other open issues remained unresolved.

Over the course of the next two days, representatives of the parties’ respective advisors continued to discuss the terms and potential concerns relating to the proposed alternative structure and the proposed rights agreement. During this time, Mr. Kingston informed representatives of Goldman Sachs that the board of directors of BAM was in the process of considering the proposed alternative structure and the proposed rights agreement.

On March 17, 2018, representatives of Weil and Goodwin delivered to Simpson Thacher and Sullivan & Cromwell a draft term sheet outlining the proposed rights agreement, pursuant to which BAM would agree to guarantee the issuance of BPY units or the delivery of cash equal to the value of such BPY units in exchange for class A stock in circumstances where BPR and BPY failed to satisfy the exchange right. The rights agreement would be administered by an independent rights agent. The term sheet also provided that BAM would receive a security interest in the assets of GGP to satisfy BAM’s exchange rights as a subsequent holder of shares of class A stock acquired by BAM in connection with the satisfaction of its exchange obligations under the rights agreement, that BAM would only be obligated to contribute a fixed amount of BPY units in the collateral account at the closing of the proposed transaction and that the rights agreement would provide for the issuance of a prorated amount of cash or BPY units if the number of outstanding shares of class A stock were to exceed the number of BPY units in the collateral account at any time, that the collateral account would be held by a bankruptcy remote entity, and that the rights agreement would terminate on the third anniversary of the closing of the proposed transaction.

On March 18, 2018, the parties’ advisors discussed the proposed rights agreement. Representatives of Simpson Thacher rejected the proposals with respect to the security interest, the proration in the event insufficient BPY units were available in the collateral account, the use of a bankruptcy remote entity, as opposed to BAM, as the counterparty, and the proposed three-year term of the rights agreement, and requested that the arrangement provide for all BPY units in the collateral account to be registered and freely tradable from and after the closing of the proposed transaction and for the exchange right to be effective immediately upon the closing of the proposed transaction.

On March 19, 2018, the special committee met telephonically with representatives of Goldman Sachs and Simpson Thacher to discuss the open issues, including the terms of the rights agreement. The special committee determined, after discussions with representatives of Goldman Sachs, that the open issues would need to be resolved and the proposed transaction structure, including the rights agreement, would need to be finalized before the special committee would be willing to determine whether to recommend the proposed transaction with BPY to the GGP board. With respect to the rights agreement, the members of the special committee also:

•	considered the proposed three-year term of the rights agreement, which the special committee determined to be insufficient to provide meaningful certainty to holders of class A stock; and

•	discussed with representatives of Goldman Sachs the potential impact of the terms of the rights agreement on the trading price of class A stock during the term of the rights agreement.

Following such discussions, the special committee met in executive session with representatives of Simpson Thacher, who reminded the members of the special committee of their fiduciary duties under applicable law.

On March 19, 2018, representatives of Simpson Thacher sent a revised draft of the merger agreement to Weil, which did not reflect any material concessions on the material open issues. Throughout the next several days, representatives of the parties’ respective advisors continued to discuss open issues and the terms of the rights agreement.

On March 20, 2018, representatives of Weil and Goodwin sent a revised term sheet with respect to the rights agreement to Simpson Thacher and Sullivan & Cromwell, which agreed to the deletion of the proposed security interest construct, removed the proposed bankruptcy remote entity and provided that BAM would be the counterparty in the arrangement instead, provided that the closing of the proposed transaction would be subject to a shelf registration statement ensuring that the BPY units in the collateral account would be freely tradable, and proposed to extend the term of the rights agreement from three years to five years, commencing at the closing of the proposed transaction. The term sheet did not provide for an obligation by BAM to contribute additional cash or BPY units into the collateral account in the future.

Also on March 20, 2018, the members of the special committee conducted a business due diligence call with Mr. Kingston relating to BPY’s business.

Later that day on March 20, 2018, the special committee held a telephonic meeting at which representatives of Goldman Sachs and Simpson Thacher were present. Members of the special committee discussed the due diligence call with Mr. Kingston and the open issues on the draft merger agreement and the terms of the rights agreement. The special committee acknowledged BAM’s proposal to extend the term of the rights agreement to five years, but determined that this period was still insufficient given that the exchange right was not subject to a limited term, and members of the special committee also expressed concern that BAM had rejected the request for an obligation to contribute additional cash or BPY units in order to maintain the collateral account at a level sufficient to account for future increases in the number of class A shares outstanding or changes to the conversion factor between the class A stock and the BPY units. Upon discussion with representatives of Goldman Sachs and Simpson Thacher, the special committee instructed Mr. Hurwitz to call Mr. Kingston to convey that the special committee would not be willing to accept the alternative structure contemplated by the rights agreement if it was subject to these limitations, and to propose a 20-year term for the rights agreement.

On March 21, 2018, representatives of Goodwin sent a revised term sheet relating to the rights agreement to Simpson Thacher and Sullivan & Cromwell, which provided for an obligation by BAM to contribute additional BPY units or cash to maintain the collateral account, subject to a veto right by BAM over subsequent issuances of class A stock by GGP, and provided for a 20-year term of the rights agreement. The term sheet also provided that the rights agreement would be terminable upon the vote of a majority of the holders of class A stock unaffiliated with BAM. Also on March 21, 2018, representatives of Weil sent a revised draft of the merger agreement to Simpson Thacher and Sullivan & Cromwell, which did not reflect any material concessions on most open issues but proposed a cap on GGP’s expense reimbursement obligation of $75 million.

Later that day on March 21, 2018, Mr. Kingston called Mr. Hurwitz to discuss the remaining open issues. Messrs. Hurwitz and Kingston reached tentative agreement on a number of remaining issues subject to the special committee’s review and approval, including that GGP would be permitted to pay full quarterly dividends for the first two quarters of 2018; the rights agreement would have a 20-year term; for the first year following the closing, BAM would waive its management fee under its management services agreement to be entered into with BPR; there would be no representation by members of the GGP board on the board of BPY or BPR in light of the limited voting rights of the BPY units and class A stock; GGP’s reimbursement obligations would be subject to a cap to be agreed; the amount of the BPY reverse termination fee would remain at $1.2 billion; and the amount of the GGP termination fee would be decreased from $600 million to $400 million.

On March 22, 2018, representatives of Weil circulated a revised draft of the merger agreement to Simpson Thacher and Sullivan & Cromwell reflecting the proposed resolution of these issues. Over the course of the following days, representatives of the parties’ respective advisors continued to negotiate and finalize drafts of the various documents relating to the proposed transaction.

Also on March 22, 2018, the special committee held a telephonic meeting. Representatives of Goldman Sachs and Simpson Thacher were present at the meeting. Mr. Hurwitz provided the members of the special committee with an update of his discussion with Mr. Kingston and the proposed resolution with respect to certain remaining issues, and the members of the special committee agreed with the proposed resolutions. The special committee discussed the position of GGP management with respect to the proposed treatment of GGP options and GGP equity awards and determined, in light of the fact that the material issues had now been resolved, to instruct GGP management to negotiate directly with BPY with respect to the treatment of GGP options and GGP equity awards in the proposed transaction. The special committee instructed Goldman Sachs to prepare preliminary financial analyses for a meeting on the following day. Thereafter, the special committee met in executive session.

On March 23, 2018, the special committee met telephonically with representatives of Goldman Sachs and Simpson Thacher. At this meeting, representatives of Goldman Sachs made a presentation to the special committee with respect to:

•	the terms of the final proposal;

•	recent developments;

•	the proposed terms of class A stock;

•	certain financial projections prepared by GGP management on a standalone basis;

•	certain financial projections prepared by BPY management of BPY on a standalone basis and BPY on a pro forma basis following the proposed transaction; and

•	the financial analysis prepared by Goldman Sachs of the proposed transaction.

At the meeting, the special committee discussed these matters, as well as the process towards the finalization of proposed transaction agreements.

Later on March 23, 2018, representatives of Simpson Thacher sent a revised draft of the merger agreement to Weil, and representatives of Goodwin sent an initial draft of the rights agreement to Simpson Thacher and Sullivan & Cromwell. Over the course of the following days, representatives of the parties’ respective advisors continued to exchange drafts, negotiate and finalize the terms of these agreements and related documents.

On March 25, 2018, the special committee held two telephonic meetings, at which representatives of Goldman Sachs and Simpson Thacher, respectively, were present. At the first meeting, representatives of Simpson Thacher discussed with members of the special committee the status of the negotiation of definitive documentation. The special committee focused on the remaining open issues on the rights agreement, and in particular the provisions governing the ability to terminate or modify the rights agreement. BPY had proposed that the rights agreement should be subject to termination or amendment upon the consent of a majority of the holders of class A stock that are not affiliated with BAM. The special committee determined that a potential termination or amendment of the rights agreement should be subject to a higher consent threshold and require the consent of GGP’s independent directors as well, at least in the period immediately following the closing of the proposed transaction. Members of the special committee reiterated their desire to arrive at fully negotiated definitive agreements on satisfactory terms before determining whether to propose the potential transactions to the GGP board, and determined that the special committee was not willing to agree to the proposed resolution of the remaining open issues regarding the rights agreement.

Also on March 25, 2018, Messrs. Hurwitz, Mathrani and Kingston discussed the status of the documents and open issues as well as BPY’s agreement to the proposal by GGP management regarding the treatment of GGP options and GGP equity awards.

Over the course of the next two days, the parties’ advisors continued to negotiate and finalize the terms of the proposed transaction agreements.

In the late evening of March 25, 2018, the special committee met again telephonically with representatives of Goldman Sachs and Simpson Thacher. Representatives of Goldman Sachs and Simpson Thacher provided the special committee with an update on the status of the negotiations and Mr. Hurwitz informed the GGP board of his discussions with Messrs. Kingston and Mathrani, during which Messrs. Kingston and Mathrani had agreed on the treatment of GGP options and GGP equity awards in the proposed transaction.

In the morning of March 26, 2018, representatives of Weil sent a revised draft of the rights agreement to Simpson Thacher and Sullivan & Cromwell, which provided that the rights agreement could only be amended or terminated after the fifth anniversary of the closing of the proposed transaction, and then only with the consent of the independent directors of GGP and the majority of the holders of class A stock that are not affiliated with BAM. Over the course of the day, the parties’ respective representatives negotiated the terms of the rights agreement and agreed that an amendment or termination of the rights agreement prior to the second anniversary of the closing would require the consent of the independent directors of GGP and two-thirds of the holders of class A stock that are not affiliated with BAM, while an amendment or termination following such date would require either the consent of two-thirds of the holders of class A stock that are not affiliated with BAM, or the consent of the independent directors and the majority of the holders of class A stock that are not affiliated with BAM. Also on March 26, 2018, the parties’ advisors continued to negotiate and finalize all remaining transaction agreements and documents.

In the afternoon of March 26, 2018, the special committee held two telephonic meetings at which representatives of Goldman Sachs and Simpson Thacher were present. At the first meeting, representatives of Simpson Thacher reminded the members of the special committee of their fiduciary duties, summarized the material terms of the proposed transaction agreements and reviewed with the special committee the merger agreement, the bylaws amendments and the charter amendments, and discussed with the special committee the treatment of GGP options and GGP equity awards in the proposed transaction. Representatives of Goldman Sachs then:

•	presented to the special committee Goldman Sachs’ financial analysis summarized under the section entitled “—Opinion of Goldman Sachs & Co. LLC” beginning on page 92 of this joint proxy statement/prospectus; and

•

rendered to the special committee the oral opinion of Goldman Sachs, subsequently confirmed by delivery of a written opinion dated March 26, 2018 to the special committee, to the effect that, as of March 26, 2018 and based on and subject to the factors and assumptions set forth in the written opinion, the aggregate amount of the pre-closing dividend in the form of cash and shares of class A stock (or, at the election of GGP common stockholders, BPY units) and merger consideration to be paid to the GGP common stockholders (other than BPY and its affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders. The written opinion rendered by

Goldman Sachs to the special committee is summarized under “—Opinion of Goldman Sachs & Co. LLC” beginning on page 92 of this joint proxy statement/prospectus.

At this meeting, the special committee discussed the matters above, the lack of interest that Goldman Sachs had received from parties interested in exploring an acquisition of, or other strategic transaction with, GGP during a period of more than five months since the public announcement of the November 11 proposal, as well as other factors described in greater detail below under the section entitled “ —Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”.

Later in the afternoon of March 26, 2018, the special committee met again telephonically with representatives of Goldman Sachs and Simpson Thacher. Representatives of Simpson Thacher reminded the members of the special committee of their fiduciary duties. The special committee discussed the proposed transaction and took into account a number of factors including:

•	the fairness opinion orally referenced above delivered by Goldman Sachs to the special committee;

•	the fact that during the period of more than five months since the public announcement of the November 11 proposal on November 13, 2017, and more than ten months since GGP’s announcement of a review of strategic opportunities and alternatives on May 1, 2017, no third party had come forward to make an alternative acquisition proposal with respect to GGP; and

•	the other factors described in greater detail below under the section entitled “—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”.

Upon further discussion, the special committee then unanimously determined that the merger agreement and the other Transaction Agreements and the Transactions, including the merger, the pre-closing dividend pursuant to the merger agreement and the charter amendments, were advisable, fair to and in the best interests of GGP and the unaffiliated GGP common stockholders, unanimously recommended that the GGP board approve, adopt and declare advisable, fair to and in the best interests of GGP and its stockholders, the merger agreement, the other Transaction Agreements and the Transactions, including the merger, the pre-closing dividend and the charter amendments, and unanimously resolved to recommend to the GGP board that the merger agreement be submitted by the GGP board for adoption by the GGP common stockholders and that the GGP board recommend that the GGP common stockholders vote in favor of the adoption of the merger agreement, that the charter amendments and the bylaws amendments be submitted by the GGP board for approval by the GGP common stockholders and that the GGP board recommend that the GGP common stockholders vote in favor of the approval of the charter amendments and the bylaws amendments.

Immediately following this meeting of the special committee, the audit committee of the GGP board held a telephonic meeting at which representatives of Sullivan & Cromwell and Simpson Thacher were present, and, in accordance with GGP’s Related Party Transactions Policy, effective May 15, 2014, unanimously resolved that the audit committee determined that the Transaction Agreements and the Transactions were on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated party and approved the Transaction Agreements and the Transactions and recommended that the GGP board approve, adopt and declare advisable and in the best interests of GGP and its stockholders the Transaction Agreements and the Transactions.

Immediately following this meeting of the audit committee of the GGP board, the GGP board held a telephonic meeting. Representatives of Sullivan & Cromwell and Simpson Thacher were present at the meeting, and Messrs. Clark, Flatt and Kingston recused themselves from the meeting. At this meeting, upon recommendation of the special committee, following discussions and taking into account the factors described in greater detail below under the section entitled “ —Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board”, the GGP board unanimously determined that the merger agreement and the other Transaction Agreements and the Transactions, including the merger, the pre-closing dividend pursuant to the merger agreement and the charter amendments, were advisable, fair to and in the best interests of GGP and the unaffiliated GGP stockholders, unanimously approved, adopted and declared advisable, fair to and in the best interests of GGP and its stockholders the merger agreement, the other Transaction Agreements and the Transactions, including the merger, the pre-closing dividend and the charter amendments, and unanimously resolved to submit the merger agreement for adoption by the GGP common stockholders and to recommend that the GGP common stockholders vote in favor of the adoption of the merger agreement, to submit the charter amendments and the bylaws amendments for approval by the GGP common stockholders and to recommend that the GGP common stockholders vote in favor of the approval of the charter amendments and the bylaws amendments.

Later in the evening on March 26, 2018, GGP and BPY executed the merger agreement and certain other Transaction Agreements and issued a press release announcing the Transactions.

Following the announcement of the execution of the merger agreement, lawsuits challenging the Transactions were filed in the Court of Chancery on behalf of putative classes of GGP common stockholders. On April 10, 2018, a purported GGP common stockholder filed an action captioned Susman v. GGP Inc., et al., and on April 11, 2018, a purported GGP common stockholder filed an action captioned Lowinger v. GGP Inc., et al. Both actions name as defendants GGP, BPY and the members of the GGP board. On April 19, 2018, the actions were consolidated under the caption In re GGP, Inc. Stockholder Litigation, and the complaint filed in the Susman action was designated the operative complaint in the consolidated action. On May 10, 2018, the plaintiffs filed an amended complaint. The amended complaint alleges generally that the members of the GGP board and BPY breached their fiduciary duties by agreeing to the Transactions following an unfair process and at an unfair price and by soliciting approval of the Transactions by way of the preliminary registration statement on Form S-4 and Form F-4 filed by GGP and BPY, respectively, with the SEC, which the amended complaint alleges to be materially misleading and incomplete. The amended complaint also alleges that GGP and BPY aided and abetted the alleged breaches of fiduciary duties by members of the GGP board. The amended complaint seeks, among other things, injunctive relief, attorney’s and expert fees and expenses, and, if the Transactions are completed, money damages. The plaintiffs moved to expedite their suit and sought a preliminary injunction to block the Transactions. On May 24, 2018, defendants filed motions to dismiss the amended complaint, and the grounds for such motions will be set forth in briefs to be filed in accordance with the schedule agreed to by the parties and/or ordered by the Court of Chancery. On June 1, 2018, defendants filed oppositions to the motion to expedite. On June 8, 2018, the plaintiffs filed a reply brief on their motion to expedite. A hearing on the motion to expedite was scheduled before the Court of Chancery for June 12, 2018. On June 11, 2018, GGP and BPY filed Amendment No. 1 to the preliminary registration statement on Form S-4 and Form F-4, and the plaintiffs withdrew their motion to expedite and request for a preliminary injunction. As a result, the scheduled hearing did not go forward.

On May 3, 2018, a purported GGP common stockholder filed an action in the United States District Court for the District of Delaware captioned Blonstein v. GGP Inc., et al. The Blonstein action names as defendants GGP, BPY and the members of the GGP board. The complaint alleges generally that the members of the GGP board breached their fiduciary duties by agreeing to the Transactions following an unfair process and at a price that undervalues GGP. The complaint also alleges that BPY aided and abetted breaches of fiduciary duties by members of the GGP board. Finally, the complaint alleges that the defendants violated Sections 14(a) and 20(a) of the Exchange Act by filing a preliminary registration statement on Form S-4 and Form F-4, respectively, with the SEC that was each materially misleading and that omitted material facts. The complaint seeks, among other things, injunctive relief, attorney’s and expert fees and expenses, and, if the Transactions are completed, money damages. On June 7, 2018, the plaintiff moved to expedite the suit. On June 11, 2018, GGP and BPY filed Amendment No. 1 to the preliminary registration statement on Form S-4 and Form F-4. On June 12, 2018, the plaintiff withdrew the motion to expedite the suit, and on June 22, 2018, the parties filed a stipulation with the court agreeing to defer the deadline for the defendants to answer or otherwise respond until a date to be agreed-upon after the court appoints a lead plaintiff pursuant to the PSLRA or the GGP stockholder vote on the Transactions, whichever comes latest.

On June 25, 2018, GGP and BPY entered into an amendment to the merger agreement providing, among other things, for: (i) the declaration of and record date for the pre-closing dividend to occur on the first business day following the receipt of the requisite stockholder approval (as opposed to the date of the charter amendments closing, as had previously been provided), (ii) the Brookfield affiliate exchange to occur prior to the declaration of the pre-closing dividend (as opposed to the date of the charter amendments closing, as had previously been provided), and for the Brookfield affiliate exchange to consist of the exchange of shares of GGP common stock held by the Brookfield voting parties for the series B preferred stock (as opposed to class B stock following the charter amendments, as had previously been provided), and (iii) setting forth the terms of the series B designations and the charter amendments, and GGP and the Brookfield voting parties entered into the amended and restated class B exchange agreement in connection with such amendments. The execution of the amendment to the merger agreement and such related documents was unanimously approved by the GGP board upon the recommendation of the special committee and the audit committee of the GGP board.

Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board

As described above under the section entitled “ —Background of the Transactions”, the GGP board established the special committee and delegated to it the GGP board’s power and authority with respect to BPY’s proposal and any alternatives thereto, including, among other things, the power to solicit any expressions of interest or other proposals from BPY, to establish and direct the process and procedures related to any negotiation with BPY and any review and evaluation of BPY’s proposal or any alternative transactions with third parties, to make any related investigations, to retain legal and financial advisors, to evaluate the terms of any such proposal, to negotiate with BPY or other third parties and their respective representatives with respect to any proposal and the terms of any proposed definitive agreements relating to such proposals, and to report to the GGP board the special committee’s recommendations and conclusions with respect to any proposal, including a determination and recommendation as to whether such proposal or transaction would be fair to and in the best interests of the unaffiliated GGP common stockholders and should be approved by the GGP board, and the power to determine not to pursue BPY’s proposal or any alternative proposal or transaction.

With the assistance of its legal and financial advisors, the special committee evaluated the merger agreement and the other Transaction Agreements and, on March 26, 2018, the special committee unanimously (i) determined that the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend and the charter amendments were fair to and in the best interests of GGP and unaffiliated GGP stockholders, (ii) recommended that the GGP board submit for adoption or approval by GGP common stockholders at the special meeting the merger proposal, the charter proposals and the bylaws proposals and (iii) recommended that the GGP board recommend to GGP common stockholders that they vote in favor of the adoption or approval of the merger proposal, the charter proposals, the bylaws proposals and the compensation proposal.

The special committee engaged its own legal and financial advisors and received advice throughout the negotiations from such advisors. Since the members of the special committee are independent of and not affiliated with BPY or any of its affiliates, the special committee believed that it could effectively represent the interests of the unaffiliated GGP stockholders in negotiating the terms of the Transactions.

The GGP board has adopted the special committee’s analyses and discussions as to the fairness of the Transactions to unaffiliated GGP common stockholders as described above as its own and, following the unanimous recommendation of the special committee, has (i) determined that the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend, the charter amendments and the bylaws amendments are fair to and in the best interests of GGP and GGP common stockholders and (ii) approved, adopted and declared advisable and in the best interests of GGP and GGP common stockholders the merger agreement, the other Transaction Agreements and the Transactions, including the merger, the pre-closing dividend, the charter amendments and the bylaws amendments.

Accordingly, the GGP board, following the unanimous recommendation of the special committee, recommends that you vote “FOR” the merger proposal, “FOR” the charter proposals, “FOR” the bylaws proposals and “FOR” the compensation proposal.

When you consider the GGP board’s recommendation, you should be aware that certain GGP directors and executive officers have interests in the Transactions that are different from, or in addition to, their interests as GGP common stockholders. The special committee, comprised entirely of non-management independent directors, was aware of and considered these interests, among other matters, in evaluating the merger agreement and the Transactions. For more information about these interests, refer to the section entitled “Special Factors—Interests of GGP’s Directors and Executive Officers in the Transactions” beginning on page 137 of this joint proxy statement/prospectus. The GGP board, on behalf of GGP, believes that the Transactions, including the merger, are fair to GGP’s “unaffiliated security holders”, as defined under Rule 13e-3 under the Exchange Act.

In evaluating the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend, the charter amendments and the bylaws amendments, and in the course of reaching the determinations and decisions, and making the recommendation, described above, the special committee consulted with its outside legal counsel and financial advisor and considered, among other things, the following factors and potential benefits of the Transactions (not necessarily in order of relative importance), each of which it believed supported its decision:

•	the special committee’s belief that the total transaction consideration to unaffiliated GGP stockholders per share of GGP common stock, as further described under the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus and reflecting an implied blended value of $21.79 based on the closing price of a BPY unit as at market close on March 23, 2018, was more favorable to such holders than the potential value that might result from other alternatives reasonably available to GGP, including the alternative of remaining a stand-alone public company and pursuing GGP’s current strategic plan, and other strategic or recapitalization strategies that might be undertaken as a stand-alone public company, in light of a number of factors, including the risks and uncertainty associated with those alternatives;

•	the current and historical market prices of GGP common stock, including the market performance of GGP common stock relative to that of other participants in GGP’s industry and general market indices, and the fact that the implied blended value of the consideration of $21.79 per share of GGP common stock based on the closing price of a BPY unit as at market close on March 23, 2018 represents, the last completed trading day before the announcement of the Transactions:

•	an implied premium of 14.6% to the closing share price for GGP common stock of $19.01 as of November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY, to be paid in connection with the Transactions;

•	an implied premium of 3.0% to the closing share price for GGP common stock of $21.15 as of March 23, 2018, the last completed trading day before the announcement of the Transactions;

•	an implied premium of 15.7% to the lowest trading price for the shares of GGP common stock of $18.83 over the 52-week period ended November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY, to be paid in connection with the Transactions; and

•	an implied premium of 4.0% to the volume weighted average price of $20.95 for the shares of GGP common stock over the three-month period ended November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY, to be paid in connection with the Transactions.

•

information with respect to GGP’s business, operations, financial condition, strategy and prospects, and the risk in achieving such prospects, as well as industry conditions and trends, including the potential impact of increased capital expenditures and tenant allowances in a rising interest rate environment and GGP’s exposure to rising interest rates in light of GGP’s capital structure and financial leverage, and the special committee’s belief that the consideration to be paid in connection with the Transactions was fair in light of GGP’s business, operations, financial condition, strategy and prospects, as well as GGP’s historical and projected financial performance, taking into account the projections prepared by GGP management with respect to GGP’s prospects as a standalone company, including with respect to net operating income, EBITDA and funds from operations, which projections had been repeatedly adjusted downward over the course of the year 2017 and which reflected GGP management’s expectation that GGP’s results for 2018 would likely be significantly worse than its 2017 financial performance in a number of respects, as further described above in the section entitled “ —Background of the Transactions”;

•	the special committee’s understanding of GGP’s business, assets, financial condition and results of operations, its competitive position and historical and projected financial performance, and the nature and challenges of the retail property industry;

•	the fact that the GGP board had authorized a process to market for sale certain assets of GGP in July of 2017 at projected sales prices authorized by the GGP board on the basis of management’s view of the net asset value of such properties, which process concluded in January of 2018 with the receipt of proposals for the property that GGP management had taken to market that were substantially below the sales price initially authorized by the GGP board, and the special committee’s concern that the failure to market such property at the projected valuation put pressure on the net asset value of GGP’s portfolio more generally, which had been consistent with such projected valuation;

•	that the transaction consideration allows GGP common stockholders to elect, subject to proration, to receive with respect to their shares of GGP common stock either (i) cash, subject to proration to reflect, among other things, the maximum amount of cash available to be distributed in the pre-closing dividend, the merger consideration, the partnership common unit cash amount, the partnership LTIP unit cash amount and the total GGP restricted stock cash consideration equal to $9,250,000,000 in the aggregate, as further described under “The Merger Agreement—Structure and Timing of the Transactions” beginning on page 198 of this joint proxy statement/prospectus, which provides such holders with immediate relative certainty of value at an attractive per share equity value without the market or execution risks associated with continued independence, or (ii) shares of class A stock or BPY units, which provide such holders with the opportunity to participate in any future value created as a result of the Transactions, by participating in potential further growth in the assets of BPR and BPY, future earnings growth of BPR and BPY, future appreciation in value of the shares of class A stock or BPY units, as applicable, and any future dividends after the merger, and the special committee’s expectation that, on average, as a result of the proration provisions in the merger agreement, GGP common stockholders would likely receive a blended consideration in connection with the Transactions comprising a combination of cash and shares of class A stock or BPY units;

•	the financial presentation of Goldman Sachs dated March 26, 2018 and the oral opinion of Goldman Sachs, subsequently confirmed by delivery of a written opinion dated March 26, 2018, rendered to the special committee, to the effect that, as of March 26, 2018 and based on and subject to the factors and assumptions set forth in the written opinion, the aggregate amount of the pre-closing dividend in the form of cash and shares of class A stock (or, at the election of GGP common stockholders, BPY units) and merger consideration to be paid to the GGP common stockholders (other than BPY and its affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders, as further described under “—Opinion of Goldman Sachs & Co. LLC” beginning on page 92 of this joint proxy statement/prospectus;

•	that all unaffiliated GGP common stockholders who are eligible to receive the pre-closing dividend will have the ability to elect to receive cash in the Transactions, which would provide them with immediate liquidity and a return on their investment and that all unaffiliated GGP common stockholders will receive a portion of cash in the Transactions in the form of the merger consideration;

•	that the exchange ratio is fixed and will not be adjusted for fluctuations in the market price of GGP common stock or BPY units, and GGP common stockholders receiving BPY units in the Transactions will benefit from any increase in the trading price of BPY units between the announcement and the closing of the Transactions;

•	that the consideration to be paid in connection with the Transactions allows GGP common stockholders to elect to receive class A stock, which are newly created securities issued by a U.S. public REIT, in lieu of BPY units, and the special committee’s belief that GGP common stockholders may have a preference to hold securities of a U.S. public REIT;

•	that each share of class A stock is intended to provide an economic return equivalent to one BPY unit, and is exchangeable for one BPY unit or its cash equivalent (the form of payment to be determined by BPI in its sole discretion) as described in more detail in the section entitled “Description of Class A Stock” beginning on page 282 of this joint proxy statement/prospectus;

•	the special committee’s expectation that following completion of the Transactions, current unaffiliated GGP common stockholders will own approximately 26% of the combined company (calculated based on all shares of class A stock having been exchanged for BPY units and pro forma for the proposed BAM preferred share conversion);

•	that the terms of class A stock permit the holder thereof to request, at any time, to exchange shares of class A stock for an amount of cash equal to the value of the corresponding number of BPY units or, at the election of BPI in its sole discretion, a corresponding number of BPY units, in each case subject to adjustments to the applicable conversion factor, and that such exchange rights are further supported by BAM’s agreement to satisfy the obligation to deliver cash or BPY units, pursuant to and subject to the terms and conditions of the rights agreement, as further described in the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page 241 of this joint proxy statement/prospectus;

•	that the consideration to be paid in connection with the Transactions and the other terms and conditions of the Transactions resulted from arm’s-length negotiations between BPY and the special committee;

•	the special committee’s review of the merger agreement, the structure of the Transactions and the financial and other terms and conditions of the Transactions;

•	BPY’s representation to the special committee that the consideration to be paid in connection with the Transactions was its best and final offer, and the conclusion reached by the special committee, after discussions with its legal and financial advisor and negotiations with BPY, that such consideration represented the highest per share consideration that could be obtained from BPY and that BPY likely would have withdrawn its offer if the special committee did not accept it;

•	the fact that, during the period since BPY publicly announced its initial proposal to acquire GGP until the signing of the merger agreement, share prices for publicly traded mall REITs declined;

•	the likelihood that if the special committee had rejected BPY’s final proposal, the price of GGP common stock could, in the opinion of the special committee in part based on the financial projections presented by GGP management, have likely fallen below $19.01, its closing price on November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	that the special committee, with the assistance of its financial and legal advisors, had considered alternatives including continuing to operate GGP on a standalone basis, a sale of selected assets, a spin-off of selected assets or a sale to an alternative buyer, and considered the risks and uncertainties associated with such alternatives, and the special committee’s belief that no other alternatives were reasonably likely to create greater certainty of value for GGP common stockholders than the Transactions, taking into account the risk of execution as well as business, competitive, industry and market risk;

•	the fact that the process that GGP conducted in 2017 to explore potential strategic opportunities and alternatives, including a sale of GGP, did not result in any third party entering into a non-disclosure agreement or otherwise demonstrating to GGP or its advisors a willingness or ability to acquire all of GGP or a substantial portion of its assets;

•	the fact that BPY had publicly announced its proposal to acquire GGP on November 13, 2017, which provided a significant amount of time for any third party wishing to engage in discussions with GGP to make its interest known, and the fact that, although the special committee had not granted BPY exclusivity and was free to consider indications from any other party, no potential acquiror other than BPY made a proposal to acquire GGP before the merger agreement was executed on March 26, 2018, more than five months after such public announcement, and the special committee’s belief that, if potential acquirors were interested in exploring a transaction with the GGP, such potential acquirors would have approached the special committee or its representatives after such public announcement;

•	the efforts made by the special committee, with the assistance of its legal and financial advisors, to negotiate and execute transaction agreements as favorable to GGP and the unaffiliated GGP common stockholders as possible under the circumstances, and the fact that extensive negotiations regarding the Transaction Agreements were held between the special committee and its advisors and BPY and its advisors;

•	the benefits that the special committee and its advisors were able to obtain during their extensive negotiations with BPY over the course of more than five months, including an increase in the total offer value and improved terms of the Transaction Agreements from the beginning of the process to the end of the negotiations, including the creation of class A stock as an alternative form of consideration in lieu of the BPY units to be paid in connection with the Transactions, and the establishment of the rights agreement to support the exchange rights of holders of class A stock;

•	the business reputation and capabilities of BAM and BPY and their management, which the special committee believed could contribute positively to the future prospects of BPR;

•	that BAM, which provides management services to BPY and will also provide services to BPR following closing of the Transactions, has agreed to waive, for one year, the management fees payable by BPR and the incremental management fees BPY would otherwise be required to pay in respect of the BPY units issued in exchange for shares of GGP common stock;

•	the special committee’s view that other third parties would be unlikely to be deterred from making a superior proposal by the provisions of the merger agreement, including because GGP may, under certain circumstances and subject to the terms of the merger agreement, furnish information to or enter into discussions with such other third parties in connection with a competing proposal. In this regard, the special committee considered that:

•	the special committee (or the GGP board acting on the special committee’s recommendation) may make a GGP board recommendation change prior to the adoption of the merger agreement by the vote of the GGP common stockholders, subject to compliance with the merger agreement, if it determines in good faith (after consultation with its legal counsel and financial advisor) that, with respect to a superior proposal, the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties;

•	the structure of the Transactions as a merger should allow sufficient time for a third party to make a superior proposal if it desires to do so; and

•

while the merger agreement provides for a termination fee of up to $400 million that GGP would be required to pay to BPY if (i) BPY terminates the merger agreement in connection with a GGP board recommendation change, (ii) under specified circumstances, if GGP terminates the merger agreement in connection with a superior proposal or (iii) under specified circumstances, if GGP enters into a competing proposal within twelve months following a termination of the merger agreement, the special committee believed that this fee is reasonable in light of the circumstances and the overall terms of the merger agreement, consistent with fees in comparable transactions, and not preclusive of other offers. Refer to the section entitled “The Merger Agreement—Termination” beginning on page 235 of this joint proxy statement/prospectus.

•	the absence of material regulatory approvals or material third-party consents required to consummate the Transactions and the likelihood of closing;

•	the availability of appraisal rights under Delaware law to GGP common stockholders who do not vote in favor of the adoption of the merger agreement and who comply with all the required procedures under Delaware law, which provides those eligible GGP common stockholders with an opportunity to have the Court of Chancery determine the fair value of their shares of GGP common stock, which may be more than, less than, or the same as the consideration to be received in the Transactions (refer to the section entitled “Appraisal Rights in the Merger” beginning on page 335 of this joint proxy statement/prospectus);

•	the other terms of the merger agreement, including the conditions to the closing of the Transactions, and the special committee’s belief that the closing of the Transactions is not subject to material regulatory approvals or material third-party consents likely to prevent the closing of the Transactions. In this regard, the special committee also viewed the termination provisions of the merger agreement to be limited and in furtherance of its objective to achieve as much certainty of closing as was reasonably possible, including:

•	that the outside date under the merger agreement on which either party, subject to specified exceptions, can terminate the merger agreement, should provide sufficient time to consummate the Transactions;

•	that the merger agreement does not contain a financing condition with respect to BPY’s financing and that BPY has received commitments for its financing, including that BPY has delivered an executed debt financing commitment letter to provide the debt portion of the financing from reputable commercial banks with significant experience in similar lending transactions and reputations for honoring the terms of their commitment letters, which increases the likelihood of such financing being completed; and

•	that the merger agreement permits GGP to seek specific performance to prevent breaches of the merger agreement, to enforce specifically the terms of the merger agreement and to seek damages, including to seek specific performance remedies against BPY with respect to its obligation to use reasonable best efforts to consummate the Transactions.

•	that the expense reimbursement of up to $20 million that would be payable by GGP to BPY if the merger agreement was terminated in certain specified circumstances was viewed by the special committee, after consultation with outside legal and financial advisors, to be reasonable;

•	the special committee’s belief, after its review and discussion of various factors, including the terms of the proposed financing for the Transactions (including fees and interest), and following consultation with its advisors, that it was likely that BPY would be able to obtain the necessary financing to pay the aggregate cash portion of the consideration, and that BPY’s combined business would be able to repay, service or refinance any indebtedness incurred in connection with the Transactions and, to the extent such indebtedness remains outstanding, to comply with the financial covenants applicable to such indebtedness, and the fact that the consummation is subject to the receipt by GGP of a solvency opinion;

•	that the merger agreement is subject to the adoption by the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock, and the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock not owned by BPY or its affiliates;

•	that the charter proposals and the bylaws proposals are each subject to approval by the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock; and

•	that the Brookfield voting parties agreed in the voting agreement to vote their shares of GGP common stock in favor of the Transactions.

In the course of reaching the determinations and decisions described above and making the recommendation described above, the special committee also considered a number of factors relating to the procedural safeguards that the special committee believes were and are present to ensure the fairness of the Transactions and to permit the special committee to effectively represent the interests of the unaffiliated GGP common stockholders, each of which safeguards the special committee believed supported its decision and provided assurance of the fairness of the Transactions to such holders. These procedural safeguards, which are not intended to be exhaustive and are not necessarily listed in any relative order of importance, are discussed below:

•	that the special committee consists of five directors who are independent of, and not affiliated with, BPY or any of its affiliates, including BAM and its affiliates;

•	that the special committee had exclusive authority to decide whether or not to proceed with a transaction or any alternative thereto, subject to the GGP board’s approval of the Transactions as required by Delaware law;

•	that the special committee retained and was advised by its own legal and financial advisors;

•	that the special committee was empowered to, among other things, solicit any expressions of interest or other proposals from BPY, establish and direct the process and procedures related to any negotiation with BPY and any review and evaluation of BPY’s proposal or any alternative transactions with third parties, make any related investigations, retain legal and financial advisors, evaluate the terms of any such proposal, negotiate with BPY or other third parties and their respective representatives with respect to any proposal and the terms of any proposed definitive agreements relating to such proposals, and report to the GGP board the special committee’s recommendations and conclusions with respect to any proposal, including a determination and recommendation as to whether such proposal or transaction would be fair to and in the best interests of the unaffiliated GGP common stockholders and should be approved by the GGP board, and to determine not to pursue BPY’s proposal or any alternative proposal or transaction, and no negotiation or substantive response regarding the Transactions in connection with BPY’s proposal following the establishment of the special committee was considered by the GGP board for approval until the special committee had recommended such action to the GGP board;

•	that the special committee recognized that it had no obligation to recommend any transaction, including BPY’s offer, and that the special committee had the authority to “say no” to any proposals made by BPY or any other potential acquirors;

•	that the special committee was involved in frequent and extensive deliberations over a period of more than five months regarding BPY’s proposal to acquire GGP, including over 30 meetings, and was provided with full access to GGP management and its advisors in connection with its due diligence;

•	that the members of the special committee were adequately compensated for their services consistent with market practice, and that their compensation was in no way contingent on their approval of the Transactions;

•	that the merger agreement is subject to a “majority-of-the-minority” voting requirement, pursuant to which the consummation of the Transactions is subject to a condition that the merger agreement be adopted by the affirmative vote of holders of a majority of the outstanding shares of GGP common stock not beneficially owned by BPY or any of its affiliates (including BAM and its affiliates);

•

that the merger agreement permits the special committee, under certain circumstances, to change, withhold, withdraw, qualify or modify its recommendation and permits GGP under certain circumstances to respond to inquiries regarding acquisition proposals and, upon payment of a $400 million termination fee to BPY, to terminate the merger agreement to accept a superior proposal

(as such term is defined in the merger agreement), as described under the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 226 of this joint proxy statement/prospectus; and

•	that the special committee made its evaluation of the Transactions independent of BPY and its affiliates, including BAM and its affiliates, and with knowledge of the interests of BPY and its affiliates in the Transactions.

The special committee also considered and balanced against the potential benefits of the Transactions a number of uncertainties and risks concerning the Transactions, including the following (not necessarily in the order of relative importance):

•	the participation in the Transactions by BPY and its affiliates, and the fact that their interests in the Transactions differ from the other GGP common stockholders;

•	the current and historical market prices of GGP common stock, including the market performance of GGP common stock relative to that of other participants in the retail property industry and general market indices, and the fact that the implied blended value of the consideration to be paid in connection with the Transactions of $21.79 per share of GGP common stock based on the closing price of a BPY unit as at market close on March 23, 2018 represents, the last completed trading day before the date of the announcement of the Transactions:

•	an implied discount of 19.6% to the highest trading price for the shares of GGP common stock of $27.10 over the 52-week period ended November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	an implied discount of 5.8% to the volume weighted average price of $23.13 for the shares of GGP common stock over the 12-month period ended November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	an implied discount of 15.8% to the volume weighted average price of $25.89 for the shares of GGP common stock over the three-year period ended November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	an implied discount of 20.3% to BPY’s publicly disclosed estimate of the IFRS net asset value for GGP on a per share basis of $27.33 as of December 31, 2017;

•	an implied discount of 15.6% to the estimated net asset value for GGP on a per share basis of $25.82, as published by Green Street Advisors as of March 23, 2018, the last completed trading day before the date of the announcement of the Transactions; and

•	an implied discount of 16.2% to the estimated analyst consensus net asset value for GGP on a per share basis of $26.01, as published by SNL Financial Market as of March 23, 2018, the last completed trading day before the date of the announcement of the Transactions.

•	the current and historical market prices of BPY common units, including the fact that BPY’s share price of $19.14 as of March 23, 2018, the last completed trading day before the date of the announcement of the Transactions, represented a significant discount to the range of BPY’s publicly disclosed estimate of the IFRS net asset value of BPY per share over the past two years of $29.49 to $30.62;

•	the potential impact of BPY’s existing ownership in GGP on other potential bidders;

•	the absence of a “go-shop” provision in the merger agreement that would permit GGP to actively solicit a superior proposal for a period beginning after the execution of the merger agreement, and to terminate the merger agreement to enter into an agreement with respect to any such superior proposal for a reduced termination fee;

•	the risk of GGP incurring substantial expenses related to the Transactions, including in connection with any litigation that may result;

•	the risk of there being investor confusion as a result of offering to the unaffiliated GGP common stockholders the option to acquire two different types of publicly traded securities;

•	the fact that the exchange ratio is fixed and will not be adjusted for fluctuations in the market price of GGP common stock or BPY units, and GGP common stockholders receiving BPY units in the Transactions will be adversely affected by any decrease in the trading price of BPY units between the announcement and the closing of the Transactions;

•	the fact that BPY, following consummation of the Transactions, will obtain control, with respect to both equity ownership and voting power, of BPR, regardless of the elections of GGP common stockholders with respect to the form of the pre-closing dividend;

•	the possibility that BPY and its affiliates could, at a later date, engage in unspecified transactions including a restructuring effort or the sale of some or all of the surviving corporation (i.e., BPR) or its assets to one or more purchasers that could conceivably produce a higher aggregate value than that available to stockholders in the Transactions;

•	the fact that the class A stock and the BPY units to be obtained in respect of shares of GGP common stock in the Transactions will have limited voting rights;

•	the 20-year term of the rights agreement and the possibility, subject to the terms thereof, that the rights agreement may at any time be amended or terminated pursuant to its terms;

•	the execution risks associated with the implementation of the combined company’s long-term business plan and strategy and the challenges of combining the BPY and GGP businesses following the consummation of the Transactions, including technical, operational, accounting and other challenges, and the risk that the benefits of the Transactions may not be fully realized or may not be realized at all;

•	the merger agreement’s restrictions on the conduct of GGP’s business prior to the completion of the Transactions, generally requiring GGP to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent GGP from undertaking business opportunities that may arise pending completion of the Transactions;

•	the merger agreement’s restrictions on GGP paying dividends prior to the completion of the Transactions, other than the payment of already declared dividends, up to one additional quarterly dividend, subject to proration, and the pre-closing dividend pursuant to the merger agreement;

•	the risk that the announcement and pendency of the Transactions may cause substantial harm to GGP’s or BPY’s business or their respective relationships with employees or tenants or other business relationships and may divert management and employee attention away from the day-to-day operation of GGP’s business;

•	the potential impact on the market price of BPY units as a result of the issuance of the consideration to be paid to GGP stockholders in connection with the Transactions;

•	the fact that the unaffiliated GGP common stockholders receiving BPY units in the Transactions will not have an opportunity to continue participating in GGP’s potential as a standalone company, but rather will participate in BPY’s potential upside;

•	the fact that the unaffiliated GGP stockholders receiving class A stock in the Transactions will not have the opportunity to continue participating in GGP’s potential upside as a standalone company but rather will participate in BPY’s potential upside as a result of the fact that each share of class A stock is intended to provide an economic return equivalent to one BPY unit, and is exchangeable for one BPY unit or its cash equivalent (the form of payment to be determined by BPI in its sole discretion) as described in more detail under the section entitled “Description of Class A Stock” beginning on page 282 of this joint proxy statement/prospectus;

•	the fact that the unaffiliated GGP common stockholders receiving cash in the Transactions will not have the opportunity to continue participating in GGP’s potential upside as a standalone company;

•	that the receipt of cash and class A stock (whether or not such class A stock is converted at the closing into BPY units) in respect of shares of GGP common stock in the Transactions will be taxable to GGP common stockholders for U.S. federal income tax purposes. (For more information about these tax matters, refer to the section entitled “U.S. Federal Income Tax Considerations and Consequences—Material U.S. Federal Income Tax Considerations and Consequences of the Transactions” beginning on page 176 of this joint proxy statement/prospectus);

•	that, under specified circumstances, GGP may be required to pay a termination fee and certain expenses in the event the merger agreement is terminated and the effect this could have on GGP, including:

•	the possibility that the termination fee could discourage other potential parties from making a competing offer, although the special committee believed that the termination fee was reasonable in amount and would not unduly deter any other party that might be interested in making a competing proposal; and

•	if the merger is not consummated, GGP may be required to pay its own expenses associated with the Transactions and in certain circumstances may be obligated to pay up to $20 million of BPY’s expenses in connection with the Transactions.

•	the fact that there can be no assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied and that, as a result, it is possible that the Transactions may not be completed even if the merger agreement is adopted and the requisite stockholder approval is obtained;

•	the risks and costs to GGP if the Transactions do not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on business and tenant relationships;

•	that certain GGP directors and executive officers have interests in the Transactions that are different from, or in addition to, their interests as GGP common stockholders. For more information about these interests, refer to the section entitled “Special Factors—Interests of GGP’s Directors and Executive Officers in the Transactions” beginning on page 137 of this joint proxy statement/prospectus;

•	the other factors described under the section entitled “Risk Factors”; and

•	risks of the type and nature described under the section titled “Cautionary Statement Concerning Forward-Looking Statements”.

In reaching its determination and making its recommendation, the special committee did not consider the liquidation value of GGP to be a relevant valuation method (i) because of the impracticability of determining a liquidation value given the significant execution risk involved in any breakup, (ii) a liquidation process would likely involve additional legal fees, costs of sale and other expenses that would reduce any amounts that shareholders might receive upon liquidation and (iii) because it considered GGP to be a viable going concern. Furthermore, the special committee did not consider net book value, which is an accounting concept, to be a useful indicator of GGP’s value because the special committee believed that net book value is primarily indicative of historical costs but is not a material indicator of the value of GGP as a going concern. In making its determination and approvals, and the related recommendations, the special committee considered the financial analyses regarding GGP prepared by Goldman Sachs and reviewed and discussed by representatives of Goldman Sachs with the special committee as an indication of the going concern value of GGP. The special committee did not expressly establish a specific going concern value for GGP to determine the fairness of the consideration to be paid to the unaffiliated GGP common stockholders in connection with the Transactions because the special committee did not believe there was a single method for determining going concern value. However, certain financial analyses presented to the special committee by representatives of Goldman Sachs, which included a present value of future share price analysis and a discounted cash flow analysis as described under “—Opinion of Goldman Sachs & Co. LLC” beginning on page 92 of this joint proxy statement/prospectus, were based on the operations of GGP as a continuing business and, to that extent, the special committee considered such analyses as going concern valuations. The special committee considered each of these analyses in the context of the fairness opinion rendered by Goldman Sachs, and the special committee expressly adopted these analyses and the opinion of Goldman Sachs, among the other factors it considered as described above, in making its determination and approvals. To the extent the pre-merger going concern value was reflected in the per share price of GGP common stock on November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY, the implied blended value of the transaction consideration based on the closing price of a BPY unit as at market close on March 23, 2018, represented a premium to the going concern value of GGP. In addition, the special committee considered the historical market prices of GGP common stock included in the financial analyses rendered by Goldman Sachs to the special committee as further described under the section entitled “—Opinion of Goldman Sachs & Co. LLC” beginning on page 92 of this joint proxy statement/prospectus.

Further, because neither GGP nor any of its affiliates has received in the last two years any offers concerning any merger or consolidation with respect to GGP, any sale or other transfer of all or substantially all of GGP’s assets or a purchase of GGP’s securities that would enable the holder to exercise control of GGP, from any party (other than the offer from BPY, which led to the merger agreement), the consideration of any alternative or recent firm offers was not a factor available for the special committee to consider. The special committee also did not view the prices paid by GGP for the open market repurchases of shares of GGP common stock in 2017 as relevant beyond indicating the trading price of GGP common stock during such periods. Because none of BPY or any of its affiliates purchased any shares of GGP common stock in the last two years except when in the fourth quarter of 2017, BPY exercised all of its outstanding warrants for shares of GGP common stock, there were no purchase prices in any such transactions available for the special committee to consider.

While the special committee considered potentially positive and potentially negative factors, the special committee concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, the special committee unanimously determined that the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend and the charter amendments are fair to and in the best interests of GGP and unaffiliated GGP stockholders.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the special committee in its consideration of the Transactions, but includes the material positive factors and material negative factors considered by the special committee in that regard. In view of the number and variety of factors and the amount of information considered, the special committee did not find it practicable to, and did not make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of the special committee may have given different weights to different factors. Based on the totality of the information presented, the special committee collectively reached the unanimous decision to recommended that the GGP board submit for adoption or approval by GGP common stockholders at the special meeting the merger proposal, the charter proposals and the bylaws proposals in light of the factors described above and other factors that the members of the special committee felt were appropriate.

Portions of this explanation of the special committee’s reasons for the recommendation of the Transactions and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 163 of this joint proxy statement/prospectus.

Opinion of Goldman Sachs & Co. LLC

At a meeting of the special committee held on March 26, 2018, Goldman Sachs rendered to the special committee its oral opinion, subsequently confirmed in writing, to the effect that, as of March 26, 2018, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the aggregate consideration to be paid to GGP common stockholders (other than BPY and BPY’s affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated March 26, 2018, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex D. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the special committee in connection with its consideration of the proposed Transactions and the opinion does not constitute a recommendation as to how any GGP common stockholder should vote or make any election with respect to the proposed Transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of GGP, and the annual reports to unitholders and Annual Reports on Form 20-F of BPY, for the five years ended December 31, 2017;

•	certain interim reports to stockholders and unitholders of GGP and BPY, respectively, and certain Quarterly Reports on Form 10-Q of GGP;

•	certain other communications from GGP and BPY to their respective stockholders and unitholders;

•	certain publicly available research analyst reports for GGP and BPY;

•	certain internal financial analyses and forecasts for GGP prepared by GGP management as approved for Goldman Sachs’ use by the special committee, which we refer to as the GGP forecasts and which are summarized below under “—Certain GGP Forecasts;” and

•	certain internal financial analyses and forecasts for BPY on a stand-alone basis and for BPY on a pro forma basis giving effect to the proposed Transactions, in each case prepared by BPY management and as approved for Goldman Sachs’ use by the special committee, which we refer to as the BPY forecasts, including certain operating synergies projected by BPY management to result from the proposed Transactions as approved for Goldman Sachs’ use by the special committee, which we refer to as the synergies, and which are summarized below under “—Certain BPY Forecasts.”

Goldman Sachs also held discussions with members of the senior managements of GGP and BPY regarding their assessment of the strategic rationale for, and the potential benefits of, the proposed Transactions and the past and current business operations, financial condition and future prospects of BPY and with members of the senior management of GGP regarding their assessment of the past and current business operations, financial condition and future prospects of GGP; reviewed the reported price and trading activity for the shares of GGP common stock and the BPY units; compared certain financial and stock market information for GGP and BPY with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations of REITs and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the special committee, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the special committee that the GGP forecasts had been reasonably prepared on a basis reflecting the best then available estimates and judgments of, and the BPY forecasts, including the synergies, reflect the then best estimates and judgments of, and then available to, GGP management and GGP management believes that the BPY forecasts, including the synergies, were reasonably prepared by BPY management. Goldman Sachs also assumed with the consent of the special committee that each share of class A stock will be equivalent to one BPY unit in all respects meaningful to Goldman Sachs’ analysis. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of GGP or BPY or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Transactions will be obtained without any adverse effect on GGP or BPY or on the expected benefits of the proposed Transactions in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs assumed that the proposed Transactions will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

Goldman Sachs’ opinion did not address the underlying business decision of GGP to engage in the proposed Transactions, or the relative merits of the proposed Transactions as compared to any strategic alternatives that may have been available to GGP; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the GGP common stockholders (other than BPY and BPY’s affiliates), as of March 26, 2018, the date of its opinion, of the aggregate consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement, the proposed Transactions or any term or aspect of any other agreement or instrument, including the class B exchange agreement, contemplated by the merger agreement or entered into or amended in connection with the proposed Transactions, including, the fairness of the proposed Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of GGP; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of GGP, or class of such persons, in connection with the proposed Transactions, whether relative to the aggregate consideration to be paid to the GGP common stockholders (other than BPY and BPY’s affiliates) pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the price at which the BPY units or the class A stock would trade at any time or as to the impact of the proposed Transactions on the solvency or viability of GGP or BPY or the ability of GGP or BPY to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the special committee in connection with its consideration of the proposed Transactions and the opinion does not constitute a recommendation as to how any holder of shares of GGP common stock should vote or make any election with respect to the proposed Transactions or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses delivered by Goldman Sachs to the special committee in connection with rendering the opinion described above. The following summary does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 23, 2018, the last completed trading day prior to the date of Goldman Sachs’ opinion, and is not necessarily indicative of current market conditions.

Implied Premia and Multiple Analyses

Goldman Sachs calculated that, on average, GGP common stockholders (other than BPY and BPY’s affiliates) would be paid $14.30 in cash and 0.3915 of either a share of class A stock or a BPY unit pursuant to the merger agreement, reflecting an implied blended value of $21.79, based on (i) the aggregate amount of cash payable to GGP common stockholders (other than BPY and BPY’s affiliates) in the form of the pre-closing dividend and/or merger consideration pursuant to the merger agreement, (ii) an implied value for the aggregate number of shares of class A stock (which the GGP common stockholders may elect to exchange in connection with the closing, on a one-for-one basis, into BPY units) to be paid to GGP common stockholders (other than BPY and BPY’s affiliates) in the form of the pre-closing dividend, derived based upon the closing price of $19.14 per BPY unit on March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions, and (iii) the number of outstanding shares of GGP common stock and the outstanding GGP options, GGP restricted stock and other equity equivalent securities of GGP and GGPOP, as provided to Goldman Sachs by GGP management and used by Goldman Sachs with the approval of the special committee.

Goldman Sachs calculated the premia (or discount) represented by the implied blended value of $21.79 to be paid per share to the GGP common stockholders (other than BPY and BPY’s affiliates) pursuant to the merger agreement, as follows:

•	an implied premium of 14.6% to the closing share price for GGP common stock of $19.01 as of November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	an implied premium of 3.0% to the closing share price for GGP common stock of $21.15 as of March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions;

•	an implied discount of 19.6% to the highest intraday trading price for the shares of GGP common stock of $27.10 over the 52-week period ended November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	an implied premium of 15.7% to the lowest intraday trading price for the shares of GGP common stock of $18.83 over the 52-week period ended November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	an implied premium of 4.0% to the volume weighted average price of $20.95 for the shares of GGP common stock over the three (3) month period ended November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	an implied discount of 5.8% to the volume weighted average price of $23.13 for the shares of GGP common stock over the 12-month period ended November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	an implied discount of 15.8% to the volume weighted average price of $25.89 for the shares of GGP common stock over the three (3) year period ended November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	an implied discount of 20.3% to BPY’s publicly disclosed estimate of the IFRS net asset value for GGP on a per share basis of $27.33 as of December 31, 2017;

•	an implied discount of 15.6% to the estimated net asset value for GGP on a per share basis of $25.82, as published by Green Street Advisors as of March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions; and

•	an implied discount of 16.2% to the estimated analyst consensus net asset value for GGP on a per share basis of $26.01, as published by SNL Financial as of March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions.

By multiplying the implied blended value of $21.79 per share by the total number of fully diluted outstanding shares of GGP common stock, as provided by GGP management, Goldman Sachs derived an implied equity value of GGP, which we refer to as the implied equity value, of approximately $21,180 million. Goldman Sachs then added to the implied equity value GGP’s estimated economic share of GGP’s estimated consolidated net debt (debt less cash) and preferred equity, in each case as of December 31, 2017, as provided by GGP management and derived an implied enterprise value for GGP, which we refer to as the implied enterprise value, of approximately $39,621 million.

Using that information, Goldman Sachs calculated with respect to GGP:

•	GGP’s implied equity value as a multiple of GGP’s estimated funds from operations, which we refer to as FFO, for 2018, as reflected in the GGP forecasts;

•	GGP’s implied enterprise value as a multiple of GGP’s estimated earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, for 2018, as reflected in the GGP forecasts; and

•	an implied nominal capitalization rate for GGP reflecting the quotient (expressed as a percentage) of GGP’s estimated real estate net operating income for 2018, as reflected in the GGP forecasts, divided by the result of GGP’s implied enterprise value minus the net non-real estate assets and liabilities of GGP.

The results of these calculations were as follows:

Multiples
Implied Equity Value/2018E FFO	14.5x
Implied Enterprise Value/2018E EBITDA	17.8x
Implied Nominal 2018E Cap Rate	5.73%

Illustrative Comparable Companies Analysis

Goldman Sachs calculated and compared certain financial information and multiples for the following REITs, which we refer to as the selected companies:

•	The Macerich Company

•	Simon Property Group, Inc.

•	Taubman Centers, Inc.

Although none of the selected companies is directly comparable to GGP, the companies included were chosen because they are the only U.S. publicly traded companies that are REITs with a mix of business operations that, for purposes of this analysis, Goldman Sachs considered similar to operations of GGP.

With respect to each of the selected companies and GGP, Goldman Sachs calculated:

•	a nominal forward capitalization rate as of March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions;

•	an implied forward capitalization rate as of March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions;

•	an implied forward capitalization rate as of November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY;

•	the average of the implied forward capitalization rates for such company over the three-month, one-year, three-year and five-year periods ended March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions;

•	a price to FFO per share multiple as of November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY; and

•	the average of the price to FFO per share multiples for such company over the five-year period ended March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions.

The capitalization rates and multiples were based on information published by Green Street Advisors and Bloomberg, respectively. The following table presents the results of these calculations:

	March 23, 2018 Nominal Cap Rates	March 23, 2018 Implied Cap Rates	November 6, 2017 Implied Cap Rates	3-Month Average Implied Cap Rates	1-Year Average Implied Cap Rates	3-Year Average Implied Cap Rates	5-Year Average Implied Cap Rates	November 6, 2017 NTM FFO Multiple	5-Year Average FFO Multiple
The Macerich Company	5.04%	5.79%	6.02%	5.67%	5.74%	5.20%	5.25%	13.2x	17.6x
Simon Property Group, Inc.	5.16%	6.36%	6.24%	6.15%	6.06%	5.42%	5.33%	12.8x	16.8x
Taubman Centers, Inc.	4.38%	5.48%	6.12%	5.31%	5.52%	5.19%	5.26%	11.9x	18.8x
GGP	5.43%	6.03%	6.51%	5.91%	6.01%	5.56%	5.53%	11.8x	16.8x

Illustrative Present Value of Future Share Price Analyses for GGP (Based on Implied Forward Capitalization Rates)

Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of GGP common stock. Using the GGP forecasts, Goldman Sachs derived a range of theoretical future values of operating real estate for GGP on a stand-alone basis as of December 31 of 2017, 2018, 2019, 2020 and 2021, by applying a range of illustrative implied forward capitalization rates for GGP of 6.75% to 5.75% to the estimated adjusted real estate net operating income for the following full year reflected in the GGP forecasts. These illustrative implied capitalization rates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average implied forward capitalization rates over the five-year period ended March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions, the implied forward capitalization rates as of March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions, and as of November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY, and the nominal forward capitalization rates as of March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions, in each case for GGP and the selected companies, based on information published by Green Street Advisors. Goldman Sachs then derived a range of theoretical future values per share of GGP common stock as of December 31 of 2017, 2018, 2019, 2020 and 2021 by subtracting GGP’s estimated economic share of GGP’s estimated consolidated net debt (debt less cash) and preferred equity as of that date, adding GGP’s net non-real estate assets and liabilities as of December 31, 2017 as provided by GGP management and dividing the result by the estimated fully diluted shares of GGP common stock outstanding on a stand-alone basis as of that date, all as provided by GGP management or reflected in the GGP forecasts. Using an illustrative discount rate of 8.1%, reflecting an estimate of GGP’s cost of equity, Goldman Sachs discounted to present value as of December 31, 2017, the range of theoretical future values per share of GGP common stock it derived as of December 31 of 2017, 2018, 2019, 2020 and 2021, together with the estimated cumulative dividends per share estimated to be paid from January 1, 2018 through that date as reflected in the GGP forecasts. Goldman Sachs derived the 8.1% illustrative discount rate by applying the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. These calculations yielded a range of illustrative present values per share of GGP common stock as of December 31, 2017 of $15.77 to $24.21.

Illustrative Present Value of Future Share Price Analyses for GGP (Based on Forward FFO Multiples)

Using the GGP forecasts, Goldman Sachs derived a range of theoretical future values per estimated fully diluted share of GGP common stock on a stand-alone basis as of December 31 of 2017, 2018, 2019, 2020 and 2021, by applying a range of illustrative forward price to FFO per share multiples of 10.0x to 15.0x to the estimated FFO per share for the following full year reflected in the GGP forecasts. These illustrative prices to FFO per share multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average forward price to FFO per share multiples over the five-year period ended March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions, and the forward price to FFO per share multiples as of March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions, and as of November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY, in each case for GGP and the selected companies based on publicly available information. Using an illustrative discount rate of 8.1%, reflecting an estimate of GGP’s cost of equity, Goldman Sachs discounted to present value as of December 31, 2017 the range of theoretical future values per share of GGP common stock it derived as of December 31 of 2017, 2018, 2019, 2020 and 2021, together with the estimated cumulative dividends per share estimated to be paid from January 1, 2018 through that date as reflected in the GGP forecasts. These calculations yielded a range of illustrative present values per share of GGP common stock as of December 31, 2017 of $14.93 to $23.47.

Illustrative Levered Discounted Cash Flow Analyses of GGP

Goldman Sachs performed an illustrative levered discounted cash flow analysis for GGP on a stand-alone basis using the GGP forecasts.

Using illustrative discount rates ranging from 7.5% to 8.5% reflecting estimates of the cost of equity for GGP on a stand-alone basis, Goldman Sachs derived a range of illustrative equity values for GGP on a stand-alone basis, by discounting to present value as of December 31, 2017, (i) the estimates of the levered free cash flow to be generated by GGP for the period from January 1, 2018 to December 31, 2022, calculated based on the GGP forecasts, and (ii) a range of illustrative terminal values for GGP as of December 31, 2022, calculated by applying terminal growth rates ranging from 1.5% to 2.5% to the estimate of the terminal year levered free cash flow of GGP as reflected in the GGP forecasts (which analysis implied a range of multiples of price/estimated terminal year FFO of 12.5x to 17.7x). Goldman Sachs derived the illustrative discount rate range by applying the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of terminal growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the GGP levered free cash flow forecasts summarized below under “ —Certain GGP Forecasts,” and market expectations regarding long-term real growth of gross domestic product and inflation as reflected in the March 2018 economic projections published by the Federal Open Market Committee of the Board of Governors of the Federal Reserve System, which we refer to as the FOMC, on March 21, 2018, the most recent projections published by the FOMC prior to the date of Goldman Sachs’ opinion. For purposes of this analysis, levered free cash flow was calculated as EBITDA less interest expense, plus net other income, less maintenance capital expenditures, less development capital expenditures, less mandatory debt amortization and less other cash flow items, in each case, as set forth in the GGP forecasts or as otherwise provided by GGP management.

Goldman Sachs then divided the range of illustrative equity values by the fully diluted shares of GGP common stock outstanding on a stand-alone basis, calculated using information provided by GGP management, to derive a range of illustrative present values per share of GGP common stock as of December 31, 2017 of $19.42 to $27.20.

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to acquisition transactions announced since April 2013 involving certain REITs (excluding mortgage REITs) with a total transaction value of over $1 billion based on publicly available information.

While none of the target companies in the selected transactions is directly comparable to GGP and none of the selected transactions is directly comparable to the proposed Transactions, the target companies in the selected transactions are companies with operations that, for the purposes of this analysis, may be considered similar to certain of GGP’s results, market size and product profile.

Using publically available information, for each of the selected transactions, Goldman Sachs calculated the implied value of the consideration per target company share paid in the applicable transaction relative to the last undisturbed closing share price for the target company prior to the announcement of the applicable transaction. The selected transactions and the implied premia calculated for each of the transactions (as well as the implied transaction value and the form of consideration paid in each) are set forth below.

Announcement Date	Acquiror	Target	Transaction Value ($ billion)	Premium to Undisturbed 1-Day Prior	Form of Consideration
August 10, 2017	Invitation Homes Inc.	Starwood Waypoint Homes	$8.6	0.8%	Stock
July 4, 2017	GS Monarch Parent, LLC	Monogram Residential Trust, Inc.	$4.0	22.4%	Cash
June 30, 2017	Real Estate Houston US Trust	Parkway, Inc.	$1.3	13.1%	Cash
June 28, 2017	Government Properties Income Trust	First Potomac Realty Trust	$1.5	5.1%	Cash
June 9, 2017	Digital Realty Trust, Inc.	DuPont Fabros Technology, Inc.	$7.2	14.9%	Stock
May 7, 2017	Sabra Health Care REIT, Inc.	Care Capital Properties, Inc.	$4.1	11.8%	Stock
April 24, 2017	RLJ Lodging Trust	FelCor Lodging Trust Incorporated	$2.9	16.7%	Stock
February 27, 2017	Tricon Capital Group Inc.	Silver Bay Realty Trust Corp.	$1.5	19.4%	Cash
November 14, 2016	Regency Centers Corporation	Equity One, Inc.	$5.8	15.3%	Stock
August 15, 2016	Mid-America Apartment Communities, Inc.	Post Properties, Inc.	$4.9	16.6%	Stock
April 29, 2016	Cousins Properties Incorporated	Parkway Properties, Inc.	$4.0	13.0%	Stock
February 25, 2016	BSREP II Retail Pooling LLC	Rouse Properties, Inc.	$2.6	35.3%	Cash
December 15, 2015	DRA Growth and Income Fund VIII, LLC	Inland Real Estate Corporation	$2.1	6.6%	Cash
December 3, 2015	American Homes 4 Rent	American Residential Properties, Inc.	$1.4	8.7%	Stock
October 16, 2015	HSRE Quad Merger Parent, LLC	Campus Crest Communities, Inc.	$1.7	24.4%	Cash

Announcement Date	Acquiror	Target	Transaction Value ($ billion)	Premium to Undisturbed 1-Day Prior	Form of Consideration
October 8, 2015	BRE Edison Holdings L.P.	BioMed Realty Trust, Inc.	$8.1	23.8%	Cash
September 8, 2015	BRE Diamond Hotel Holdings, LLC	Strategic Hotels & Resorts, Inc.	$5.9	4.8%	Cash
June 22, 2015	LSREF4 Lighthouse Acquisition, LLC	Home Properties, Inc.	$7.9	3.4%	Cash
April 22, 2015	BSREP II Aries Pooling, LLC	Associated Estates Realty Corporation	$2.5	17.4%	Cash
April 10, 2015	BRE Retail Centers Holdings LP	Excel Trust, Inc.	$2.8	14.5%	Cash
October 31, 2014	Omega Healthcare Investors, Inc.	Aviv REIT, Inc.	$2.8	16.2%	Stock
September 16, 2014	Washington Prime Group Inc.	Glimcher Realty Trust	$4.3	34.1%	Cash/Stock
June 2, 2014	Ventas, Inc.	American Realty Capital Healthcare Trust, Inc.	$2.4	13.9%	Cash/Stock
December 9, 2013	Essex Property Trust, Inc.	BRE Properties, Inc.	$6.2	(2.1)%	Cash/Stock
October 23, 2013	American Realty Capital Properties, Inc.	Cole Real Estate Investments, Inc.	$10.9	7.8%	Cash/Stock
June 3, 2013	Mid-America Apartment Communities, Inc.	Colonial Properties Trust	$4.2	10.7%	Stock
May 28, 2013	American Realty Capital Properties, Inc.	CapLease, Inc.	$2.1	19.7%	Cash
April 25, 2013	Brookfield DTLA Holdings L.P.	MPG Office Trust, Inc.	$2.1	21.2%	Cash

Based on the foregoing information, Goldman Sachs calculated the low, mean, median, high, 25th percentile and 75th percentile premia as follows:

Premium to Undisturbed 1-Day Prior
Low	(2.1)%
Mean	14.6%
Median	14.7%
High	35.3%
25th Percentile	8.5%
75th Percentile	19.5%

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment and experience, Goldman Sachs applied a reference range of illustrative premia of 8.5% to 19.5% to the closing price per share of GGP common stock as of November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY. This analysis resulted in implied values per share of GGP common stock ranging from $20.62 to $22.71.

Illustrative Present Value of Future Unit Price Analyses for BPY

Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per BPY unit. Using the BPY forecasts for BPY on a stand-alone basis, Goldman Sachs derived a range of theoretical future values per unit for BPY on a stand-alone basis as of December 31 of 2017, 2018, 2019, 2020 and 2021, by applying a range of illustrative forward price to FFO per unit multiples of 12.0x to 16.5x to the estimated FFO per unit for the following full year reflected in the BPY forecasts. These illustrative price to FFO per unit multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average forward price to FFO per unit multiples over the three-year period ended March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions, and as of November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY, in each case for BPY and the companies included in the MSCI US REIT Index. Using an illustrative discount rate of 9.0%, reflecting an estimate of BPY’s cost of equity, Goldman Sachs discounted to present value as of December 31, 2017 the range of theoretical future values per BPY unit it derived as of December 31 of 2017, 2018, 2019, 2020 and 2021, together with the estimated cumulative distributions per unit estimated to be paid from January 1, 2018 through that date as reflected in the BPY forecasts. Goldman Sachs derived the 9.0% illustrative discount rate by applying the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. These calculations yielded a range of illustrative present values per BPY unit as of December 31, 2017 of $18.84 to $29.81.

Illustrative Levered Discounted Cash Flow Analyses of BPY

Goldman Sachs performed an illustrative levered discounted cash flow analysis for BPY on a stand-alone basis using the BPY forecasts for BPY on a stand-alone basis.

Using illustrative discount rates ranging from 8.0% to 10.0% reflecting estimates of the cost of equity for BPY on a stand-alone basis, Goldman Sachs derived a range of illustrative equity values for BPY on a stand-alone basis, by discounting to present value as of December 31, 2017, (i) the estimates of the levered free cash flow to be generated by BPY for the period from January 1, 2018 to December 31, 2022, as reflected in the BPY forecasts, and (ii) a range of illustrative terminal values for BPY as of December 31, 2022, calculated by applying terminal growth rates ranging from 1.5% to 2.5% to the estimate of the terminal year levered free cash flow of BPY as reflected in the BPY forecasts (which analysis implied a range of multiples of price/estimated terminal year FFO of 7.9x to 12.3x). Goldman Sachs derived the illustrative discount rate range by applying the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of terminal growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the BPY levered free cash flow forecasts summarized below under “ —Certain BPY Forecasts,” and market expectations regarding long-term real growth of gross domestic product and inflation as reflected in the March 2018 economic projections published by the FOMC on March 21, 2018, the most recent projections published by the FOMC prior to the date of Goldman Sachs’ opinion. For purposes of this analysis, levered free cash flow was calculated as FFO plus interest expense related to convertible capital securities, plus interest expense for capital securities redeemed for stock, plus other operating cash flow, plus net investing cash flow, plus net cash flow from financing related to debt, plus net cash flow from financing related to capital securities and preferred equity, plus contributions from non-controlling interests, in each case as reflected in the BPY forecasts.

Goldman Sachs then divided the range of illustrative equity values by the fully diluted number of BPY units outstanding on a stand-alone basis, calculated using information provided by BPY management, to derive a range of illustrative present values per BPY unit as of December 31, 2017 of $17.61 to $25.28.

Illustrative Present Value of Future Unit Price Analyses for BPY on a Pro Forma Basis

Using the BPY forecasts for BPY on a pro forma basis, including the synergies, Goldman Sachs derived a range of theoretical future values per unit for BPY on a pro forma basis as of December 31 of 2018, 2019, 2020 and 2021, by applying a range of illustrative forward price to FFO multiples of 12.0x to 16.0x to the estimated FFO per unit for the following full year reflected in the BPY forecasts. These illustrative price to FFO per unit multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average forward price to FFO per unit multiples over the two-year period ended March 23, 2018, the last completed trading day before the date of the announcement of the proposed Transactions, and as of November 6, 2017, the last completed trading day before the first reported rumor of a potential acquisition of GGP by BPY, in each case for BPY on a stand-alone basis, BPY excluding its ownership interest in GGP, GGP and BPY on a pro forma basis. Using an illustrative discount rate of 9.0%, reflecting an estimate of BPY’s cost of equity on a pro forma basis, Goldman Sachs discounted to present value as of December 31, 2017 the range of theoretical future values per unit of BPY on a pro forma basis it derived as of December 31 of 2018, 2019, 2020 and 2021, together with estimated cumulative distributions per unit estimated to be paid from January 1, 2018 through that date as reflected in the BPY forecasts. Goldman Sachs derived the 9.0% illustrative discount rate by applying the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, which was determined by the weighted average of GGP’s beta and BPY’s beta (weighted by pro forma ownership), as well as certain financial metrics for the United States financial markets generally. These calculations yielded a range of illustrative present values per unit of BPY on a pro forma basis as of December 31, 2017 of $20.46 to $29.37.

Illustrative Present Value of Future Share Price: Implied Valuation Uplift

Goldman Sachs multiplied the range of illustrative present values per unit of BPY on a pro forma basis it calculated as described above under “—Illustrative Present Value of Future Unit Price Analyses for BPY on a Pro Forma Basis” by 0.392, the fraction of a share of class A stock or BPY unit that Goldman Sachs calculated would be paid, on average, per share to the GGP common stockholders (other than BPY and BPY’s affiliates) and added $14.30, the amount in cash Goldman Sachs calculated would be paid, on average, per share to such holders, pursuant to the merger agreement. These calculations yielded a range of illustrative implied values for the consideration to be paid per share, on average, pursuant to the merger agreement of $22.31 to $25.80. Goldman Sachs compared this range to the range of illustrative present values per share of $14.93 to $23.47 it calculated for the shares of GGP common stock on a stand-alone basis as described above under “—Illustrative Present Value of Future Share Price Analyses for GGP (Based on Forward FFO Multiples).” Goldman Sachs calculated that the range of illustrative implied values for the consideration to be paid per share, on average, pursuant to the merger agreement represented a range of implied premia of 9.9% to 49.4% to the range of illustrative present values per share it calculated for the shares of GGP common stock on a stand-alone basis.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to GGP or the proposed Transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the special committee as to the fairness from a financial point of view to the GGP common stockholders (other than BPY and BPY’s affiliates), as of the date of the opinion, of the aggregate consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of GGP, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasted.

The aggregate consideration to be paid to the GGP common stockholders (other than BPY or BPY’s affiliates) pursuant to the merger agreement was determined through arm’s-length negotiations between the special committee and BPY and was approved by the special committee and the GGP board. Goldman Sachs provided advice to the special committee during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the special committee or the GGP board or that any specific amount of consideration constituted the only appropriate consideration for the proposed Transactions.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the special committee in making its determination to approve the Transaction Agreements and the Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the special committee and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of GGP, BPY, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the proposed Transactions. Goldman Sachs has acted as financial advisor to the special committee in connection with, and has participated in certain of the negotiations leading to, the proposed Transactions. During the two-year period ended March 26, 2018, the Investment Banking Division of Goldman Sachs has not been engaged by GGP or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs has provided certain financial advisory and/or underwriting services to BPY and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation including having acted as a joint bookrunner with respect to a credit facility (aggregate principal amount $1,805,000,000) of Capital Automotive LLC, a portfolio company of an affiliate of BAM, in March 2017; as a joint lead arranger and joint bookrunner with respect to a revolving credit facility (aggregate principal amount $1,000,000,000) of Vistra Energy Corp., a portfolio company of an affiliate of BAM, in August 2017; as a joint lead arranger and joint bookrunner with respect to a revolving credit facility (aggregate principal amount $3,500,000,000) of Vistra

Energy Corp. in December 2017; as a joint lead arranger with respect to a term loan facility (aggregate principal amount $2,000,000,000) of Dynegy Inc., a portfolio company of an affiliate of BAM, in December 2017; and as a joint book runner with respect to a real estate financing (aggregate principal amount $400,000,000) of BSREP II WS Hotel Holding LLC, an affiliate of BAM, in February 2018. During the two-year period ended March 26, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to BPY and/or its affiliates of approximately $7 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to GGP, BPY and their respective affiliates for which its Investment Banking Division may receive compensation.

The special committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed Transactions. Pursuant to an engagement letter dated December 1, 2017, the special committee engaged Goldman Sachs to act as its financial advisor in connection with the proposed Transactions. The engagement letter between the special committee and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement of the Transactions, at approximately $30 million, all of which is contingent upon consummation of the proposed Transactions. In addition, GGP has agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Other Presentations by Goldman Sachs

In addition to the presentation made to the special committee on March 26, 2018 described above under “—Opinion of Goldman Sachs & Co. LLC,” Goldman Sachs also made various preliminary presentations to the special committee on November 15, 2017, November 17, 2017, November 27, 2017, December 4, 2017, December 14, 2017, February 24, 2018 and March 23, 2018. Copies of the written preliminary presentations materials and a copy of the presentation made to the special committee on March 26, 2018 have been filed as exhibits to the Schedules 13E-3 filed with the SEC in connection with the proposed Transactions. These written preliminary presentations materials and the presentation made to the special committee on March 26, 2018 will be available to any interested GGP common stockholder (or any representative of a GGP common stockholder who has been so designated in writing) to inspect and copy at GGP’s principal executive offices during regular business hours.

None of the various preliminary presentations to the special committee, alone or together, constitute, or form the basis for, an opinion of Goldman Sachs. Information contained in the various preliminary presentations is substantially similar to the information provided in Goldman Sachs’ written presentation to the special committee on March 26, 2018, as described above under “—Opinion of Goldman Sachs & Co. LLC.” A summary of the written preliminary presentations materials is provided below. The following summary, however, does not purport to be a complete description of the written preliminary presentations materials or of the preliminary financial analyses performed by Goldman Sachs.

•	The November 15, 2017 materials presented to the special committee contained, among other information, a calculation of the implied blended value per share of GGP common stock of BPY’s November 11, 2017 offer (based on the closing price of BPY units as of November 14, 2017) and calculations similar to those described above under “—Summary of Financial Analyses—Implied Premia and Multiple Analyses.”

•	The November 17, 2017 materials presented to the special committee contained, among other information, a calculation of the implied blended value per share of GGP common stock of BPY’s November 11, 2017 offer (based on the closing price of BPY units as of November 16, 2017).

•	The November 27, 2017 materials presented to the special committee contained, among other information, certain public market information about GGP and BPY as well as market information about certain selected peer companies.

•	The December 4, 2017 materials presented to the special committee contained, among other information:

•	a calculation of the implied blended value per share of GGP common stock of BPY’s November 11, 2017 offer (based on the closing price of BPY units as of November 30, 2017) and calculations similar to those described above under “—Summary of Financial Analyses—Implied Premia and Multiple Analyses;”

•	a preliminary illustrative present value of future share price analyses for GGP based on implied forward capitalization rates similar to that described above under “—Summary of Financial Analyses—Illustrative Present Value of Future Share Price Analyses for GGP (Based on Implied Forward Capitalization Rates)” but using GGP management’s then preliminary estimates for GGP;

•	a preliminary illustrative present value of future share price analyses for GGP based on forward FFO multiples similar to that described above under “—Summary of Financial Analyses—Illustrative Present Value of Future Share Price Analyses for GGP (Based on Forward FFO Multiples)” but using GGP management’s then preliminary estimates for GGP;

•	a preliminary illustrative levered discounted cash flow analyses of GGP similar to that described above under “—Summary of Financial Analyses—Illustrative Levered Discounted Cash Flow Analyses of GGP” but using GGP management’s then preliminary estimates for GGP; and

•	a preliminary selected precedent transactions analysis similar to that described above under “—Summary of Financial Analyses—Selected Precedent Transactions Analysis.”

•	The December 14, 2017 materials presented to the special committee contained, among other information, publicly available information on the proposed transaction between Unibail-Rodamco SE and Westfield Corporation along with commentary regarding the proposed transaction between GGP and BPY.

•	The February 24, 2018 materials presented to the special committee contained, among other information, the same preliminary illustrative present value of future share price analyses for GGP based on implied forward capitalization rates, preliminary illustrative present value of future share price analyses for GGP based on forward FFO multiples, preliminary illustrative levered discounted cash flow analyses of GGP, and preliminary selected precedent transactions analysis, in each case as was presented to the special committee on December 4, 2017.

•	The March 23, 2018 materials presented to the special committee contained, among other information:

•	a calculation of the implied blended value per share of GGP common stock of BPY’s March 21, 2018 final offer (based on the closing price of BPY units as of March 21, 2018) and calculations similar to those described above under “—Summary of Financial Analyses—Implied Premia and Multiple Analyses;”

•	a preliminary illustrative present value of future share price analyses for GGP based on implied forward capitalization rates substantially similar to that described above under “—Summary of Financial Analyses—Illustrative Present Value of Future Share Price Analyses for GGP (Based on Implied Forward Capitalization Rates)” using the GGP forecasts;

•	a preliminary illustrative present value of future share price analyses for GGP based on forward FFO multiples similar to that described above under “—Summary of Financial Analyses—Illustrative Present Value of Future Share Price Analyses for GGP (Based on Forward FFO Multiples)” using the GGP forecasts;

•	preliminary illustrative levered discounted cash flow analyses of GGP similar to that described above under “—Summary of Financial Analyses—Illustrative Levered Discounted Cash Flow Analyses of GGP” using the GGP forecasts;

•	a preliminary illustrative present value of future unit price analyses for BPY similar to that described above under “—Summary of Financial Analyses—Illustrative Present Value of Future Unit Price Analyses for BPY” using the BPY forecasts;

•	a preliminary illustrative levered discounted cash flow analyses of BPY similar to that described above under “—Summary of Financial Analyses—Illustrative Levered Discounted Cash Flow Analyses of BPY” using the BPY forecasts;

•	a preliminary illustrative present value of future unit price analyses for BPY on a pro forma basis similar to that described above under “—Summary of Financial Analyses—Illustrative Present Value of Future Unit Price Analyses for BPY on a Pro Forma Basis” using the BPY forecasts; and

•	a preliminary calculation of the range of illustrative implied values for the consideration to be paid per share, on average, similar to that described above under “—Summary of Financial Analyses—Illustrative Present Value of Future Share Price: Implied Valuation Uplift.”

The preliminary financial analyses in these preliminary presentations were based on market, economic and other conditions as they existed as of the dates of the respective presentations as well as other information that was available at those times. Accordingly, the results of the financial analyses differed due to changes in those conditions. Among other things, the results of certain analyses changed as GGP’s financial results changed and projections made by GGP management were revised or adjusted. Finally Goldman Sachs continued to refine various aspects of their financial analyses with respect to GGP and BPY over time.

Certain GGP Forecasts

GGP does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction involving BPY, GGP provided the special committee, the GGP board, Goldman Sachs and BPY with certain non-public unaudited prospective financial information of GGP covering multiple years that was prepared internally by GGP and not for public disclosure.

A summary of the GGP forecasts is included in this joint proxy statement/prospectus. Such information is not included for purposes of influencing your decision as to whether to vote for or against the merger proposal, the charter proposals, the bylaws proposals or the compensation proposal, but rather is included because it was made available to the special committee, the GGP board, Goldman Sachs and BPY. The inclusion of this information should not be regarded as an indication that the special committee, the GGP board, their respective advisors or any other person considered, or now considers, the GGP forecasts to be material or to be necessarily predictive of actual future results and the GGP forecasts should not be relied upon as such. GGP management’s internal financial analyses and forecasts, upon which the GGP forecasts were based, are subjective in many respects. There can be no assurance that the GGP forecasts will be realized or that actual results will not be significantly higher or lower than forecasted. The GGP forecasts cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. As a result, the inclusion of the GGP forecasts in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Copies of certain written preliminary presentations made by Goldman Sachs to the special committee including such GGP forecasts have been filed as exhibits to the Schedules 13E-3 filed with the SEC in connection with the proposed Transactions.

In addition, the GGP forecasts were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither GGP’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the GGP forecasts contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The GGP forecasts include certain non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as presented in this joint proxy statement/prospectus may not be comparable to similarly titled amounts used by GGP or other companies. The footnotes to the table below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures.

Additionally, although the GGP forecasts presented below are presented with numerical specificity, they are not fact. The GGP forecasts were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such forecasts were finalized. Such assumptions are inherently uncertain and may be beyond the control of GGP. Important factors that may affect actual results and cause the GGP forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to GGP’s business (including its ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions and other factors described or referenced under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 163 of this joint proxy statement/prospectus. In addition, the GGP forecasts reflect assumptions that are subject to change and do not reflect revised prospects for GGP’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the GGP forecasts were prepared. GGP has not prepared revised stand-alone projections to take into account other variables that have changed since the dates on which the GGP forecasts were finalized. There can be no assurance that the GGP forecasts will be realized or that GGP’s future financial results will not materially vary from the GGP forecasts. GGP has made available its actual results of operations for the 12 months ended December 31, 2017, and stockholders are urged to review carefully GGP’s Annual Report on Form 10-K for such period.

Except to the extent required by law, GGP does not intend to update or otherwise revise the GGP forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate.

In developing the GGP forecasts, GGP management made numerous assumptions with respect to GGP for the periods covered by the GGP forecasts, including the following assumptions:

•	for the first two (2) years (2018–2019) of the GGP forecasts, property revenue for in-place tenants was projected per contractual lease terms along with various management estimates for percentage and overage rent and recovery revenue. Property revenue resulting from lease renewals and new leases was estimated based on management assumptions on a space-by-space basis. These assumptions include, but are not limited to, rent per square foot and occupancy cost ratios, lease term, timing of lease commencement and expiration, as well as free rent periods and tenant allowances;

•	property operating expenses, including real estate taxes, were projected on a property-by-property basis for 2018 with assumed expense growth of generally 2% per annum for 2019–2022;

•	general and administrative expenses were projected on a line item-by-line item basis for 2018 and grown for years two (2) through five (5) at generally 2% to 3% per annum;

•

interest expense was projected on a loan-by-loan basis for the full five (5) years of the GGP forecasts. Existing contractual loan terms were used where applicable. Certain assumptions were made for the refinancing of loans as they mature as well as revolver borrowings/repayments based on the cash needs of GGP. For unhedged LIBOR-based loans, the forward curve for one (1) month LIBOR was used as of the date of the GGP forecasts (November 2017). Certain assumptions were also made for the capitalization of interest expense associated with those properties under re-development. The interest expense presented is core and excludes amortization and write-off of market rate adjustments and deferred financing costs as well as debt extinguishment costs;

•	dividends on GGP’s projected shares of common stock outstanding are forecasted for 2018 at $0.89 per share and increased for years two (2) through five (5) at 7.0% per annum;

•	capital expenditures include strategic and cosmetic capital as well as leasing capital (tenant allowances and landlord work) and maintenance capital expenditures; and

•	685 5th Avenue Office component is expected to be sold in 2018.

The following is a summary of the GGP forecasts (in millions except for per share data):

	2018E	2019E	2020E	2021E	2022E
Adjusted Real Estate NOI (1) (2)	$2,250	$2,319	$2,426	$2,553	$2,622
Company Same Store NOI (3)	$2,291	$2,395	$2,506	$2,639	$2,710
Lease Termination Income	34	15	15	15	15
Land Sales	3	3
Other NOI	21	7	7	7	7
Company NOI (4)	$2,348	$2,420	$2,528	$2,660	$2,732
Management Fees and Corporate Revenues	104	106	109	113	116
Property Management and Other Costs	(183)	(192)	(196)	(199)	(203)
General and Administrative	(49)	(51)	(52)	(53)	(54)
Company EBITDA (5)	$2,221	$2,283	$2,389	$2,520	$2,590
Depreciation on Non-Income Producing Assets	(17)	(17)	(17)	(17)	(15)
Investment Income, Net	78	39	41	41	34
Preferred Unit Distributions	(3)	(3)	(3)	(3)	(3)
Preferred Stock Dividends	(16)	(16)	(16)	(16)	(16)
Interest Expense	(801)	(806)	(820)	(812)	(801)
Provision for Income Tax	5	—	—	—	—
FFO from Discontinued Operations	(5)	—	—	—	—
Company FFO (6)	$1,461	$1,480	$1,575	$1,713	$1,789
Tenant Allowance	(231)	(217)	(167)	(88)	(87)
Ordinary Capital Spend	(125)	(119)	(90)	(91)	(93)
AFFO (7)	$1,105	$1,144	$1,318	$1,534	$1,609
Levered Free Cash Flow (8)	$265	$510	$899	$1,308	$1,317
FFO / Share	$1.51	$1.52	$1.62	$1.76	$1.83
AFFO / Share	$1.14	$1.18	$1.35	$1.57	$1.65
Dividend / Share	$0.89	$0.95	$1.02	$1.09	$1.17

(1)	GGP defines Net Operating Income, which, for the purposes of this section entitled “—Certain GGP Forecasts,” we refer to as NOI, as proportionate income from operations and after operating expenses have been deducted, but prior to deducting financing, property management, administrative and income tax expenses. NOI excludes reductions in ownership as a result of sales or other transactions, management fees and other corporate revenue, general and administrative and property management expenses, interest expense, retail investment property impairment or non-recoverable development costs, depreciation and amortization, gains and losses from property dispositions, allocations to noncontrolling interests, provision for income taxes, preferred stock dividends and extraordinary items.
(2)	Adjusted Real Estate NOI is calculated as Company Same Store NOI plus lease termination income plus other non-same store NOI excluding land sales less property level management fee. Property level management fee is calculated as 3% of gross revenue for management fee. Gross revenue for management fee was calculated as effective same-store gross revenue plus lease termination income plus other non-same store NOI excluding land sales.

(3)	For the purposes of this section entitled “—Certain GGP Forecasts,” GGP defines Company Same Store NOI as Company NOI excluding periodic effects of (a) full or partial acquisitions of properties and certain redevelopments (for the list of properties included in Company Same Store NOI see the Property Schedule in Supplemental Information included in the Current Report on Form 8-K filed by GGP on February 7, 2018), (b) lease termination income and (c) land sale revenues.
(4)	Company NOI excludes from NOI items such as straight-line rent, and amortization of intangibles resulting from acquisition accounting and other capital contribution or restructuring events.
(5)	For the purposes of this section entitled “—Certain GGP Forecasts,” EBITDA is defined as NOI less certain property management and administrative expenses, net of management fees and other corporate revenues. For the purposes of this section entitled “—Certain GGP Forecasts,” Company EBITDA is defined as EBITDA excluding items adjusted for Company NOI and certain general and administrative expenses related to strategic alternatives.
(6)	GGP defines Funds From Operations, which, for the purposes of this section entitled “—Certain GGP Forecasts,” we refer to as FFO, as its share of consolidated net income (loss) attributable to GGP common stockholders and holders of redeemable non-controlling common units of GGPOP computed in accordance with GAAP, excluding real estate-related depreciation and amortization, excluding gains and losses from extraordinary items, excluding cumulative effects of accounting changes, excluding gains and losses from the sales of, or any impairment charges related to, previously depreciated operating properties, plus the allocable portion of FFO of unconsolidated joint ventures based upon GGP’s economic ownership interest, and all determined on a consistent basis in accordance with GAAP. As with GGP’s presentation of NOI, FFO has been reflected on a proportionate basis. For the purposes of this section entitled “—Certain GGP Forecasts,” Company FFO is defined as including all adjustments included in Company EBITDA as well as excluding mark-to-market adjustments on debt, gains on debt extinguishment, gains and losses on foreign currency, provision for loan loss and other adjustments.
(7)	For the purposes of this section entitled “—Certain GGP Forecasts,” AFFO is defined as Company FFO excluding tenant allowance and ordinary capital.
(8)	Levered free cash flow was calculated as EBITDA less interest expense, plus net other income, less maintenance capital expenditures, less development capital expenditures, less mandatory debt amortization and less other cash flow items. Levered free cash flow was calculated by Goldman Sachs based on the GGP forecasts prepared by GGP management as approved for Goldman Sachs’ use by the special committee.

Certain BPY Forecasts

BPY does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction involving GGP, BPY provided the special committee, the GGP board, Goldman Sachs and GGP with certain non-public unaudited prospective financial information of BPY both on a standalone basis and on a combined company basis pro forma for the Transactions, in each case, covering multiple years and prepared internally by BPY and not for public disclosure.

A summary of certain of that unaudited prospective financial information on both a standalone basis and a combined company basis, which we refer to respectively as the BPY standalone forecasts, the BPY combined forecasts, and together as the BPY forecasts, is included in this joint proxy statement/prospectus. Such information is not included for purposes of influencing your decision as to whether to vote for or against the merger proposal, the charter proposals, the bylaws proposals or the compensation proposal, but rather, is included because it was made available to the special committee, the GGP board, Goldman Sachs and GGP. The inclusion of this information should not be regarded as an indication that the special committee, the GGP board, their respective advisors or any other person considered, or now considers, the BPY forecasts to be material or to be necessarily predictive of actual future results and the BPY forecasts should not be relied upon as such. BPY management’s internal financial analyses and forecasts, upon which the BPY forecasts were based, are subjective in many respects. There can be no assurance that the BPY forecasts will be realized or that actual results will not be significantly higher or lower than forecasted. The BPY forecasts cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. As a result, the inclusion of the BPY forecasts in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

In addition, the BPY forecasts were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding projections and the use of non-IFRS measures or the guidelines established by the American Institute of Certified Public Accountants, or a similar professional body, for preparation and presentation of prospective financial information. Neither BPY’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the BPY forecasts contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The BPY forecasts include certain non-IFRS financial measures. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as presented in this joint proxy statement/prospectus may not be comparable to similarly titled amounts used by BPY or other companies. The footnotes to the table below provide certain supplemental information with respect to the calculation of these non-IFRS financial measures.

Additionally, although the BPY forecasts presented below are presented with numerical specificity, they are not fact. The BPY forecasts were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such forecasts were finalized. Such assumptions are inherently uncertain and may be beyond the control of BPY. Important factors that may affect actual results and cause the BPY forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to BPY’s business (including its ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions and other factors described or referenced under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 163 of this joint proxy statement/prospectus. In addition, the BPY forecasts reflect assumptions that are subject to change and do not reflect revised prospects for BPY’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the BPY forecasts were prepared. BPY has not prepared revised standalone projections to take into account other variables that have changed since the dates on which the BPY forecasts were finalized. There can be no assurance that the BPY forecasts will be realized or that BPY’s future financial results will not materially vary from the BPY forecasts. BPY has made available its actual results of operations for the 12 months ended December 31, 2017, and stockholders are urged to review carefully BPY’s Annual Report on Form 20-F for such period.

Except to the extent required by law, BPY does not intend to update or otherwise revise the BPY forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate.

In developing the BPY standalone forecasts, BPY management made numerous assumptions with respect to BPY for the periods covered by the BPY standalone forecasts, including the following assumptions:

•	financial information was prepared on an IFRS accounting basis using proportionate numbers, thereby resulting in the NOI and EBITDA, each as defined below, including contributions from equity-accounted investments that would not otherwise be included in such line items based on IFRS accounting principles alone;

•	calculations are bottom-up calculations based on individual business plans submitted by each reporting entity, broken into the core office, core retail and opportunistic segments;

•	constant FX rates were assumed, with the key rates being GBP (1.309), EUR (1.175), CAD (0.798), AUD (0.790);

•	BPY’s ownership of GGP remains at approximately 34%;

•	in the core retail segment, lease termination fees have an approximately $10-20 million incremental increase to FFO per year and densification opportunities at certain assets have an approximately $100 million incremental increase to FFO per year;

•	in the core office segment, NOI compound annual growth rate, which we refer to as CAGR, is 5.8%, with a significant level of development activity based on the current pipeline and identified projects and the majority of projects being stabilized by 2021 and an ordinary-course level of investment activity, including the disposal of mature assets and investment in assets with upside opportunity;

•	in the opportunistic segment, estimates are based on the exit date for each investment given the finite life fund structure with most existing investments being exited over the period covered and assuming new investments made related to an approximately $2.5 billion commitment to an existing BAM fund and investment in an additional fund of similar size anticipated to commence in 2021, based on the following approximate assumptions: 6-8% cap rate; 50-70% LTV; 4.5-5.5% debt costs; 3-4% G&A/revenue; 8-12% capex/NOI; and 4% p.a. fair value growth;

•	operating cash flows include asset management incentive fees (modeled based on planned disposition of assets held in funds), cash taxes, non-cash adjustments and working capital movements;

•	the cash taxes, which are excluded from the calculation of FFO, fluctuate based on level and geography of disposition activity;

•	working capital movements predominantly relate to changes in accounts payable and accounts receivable, as well as fluctuations in the level of assets held for sale;

•	general and administrative expenses include transaction costs, compensation related to employees of subsidiaries, professional fees (including accounting, legal, etc.), facilities and technology and travel costs, and grow at low-single digit rates over the period covered, with the exception of a greater than 10% increase in 2022, driven by a step-up in the level of fund investment activity and a decline from approximately 7.6% of property-related revenues in 2018 to approximately 6.5% in 2022;

•	financing cash flows reflect new debt financing to fund cash requirements as well as refinancing of existing debt;

•	$500 million of class C junior preferred securities of a BPY subsidiary held by BAM is exchanged for common equity of BPY on June 30, 2018 at a $23.50 conversion price, $750 million of class B junior preferred securities of a BPY subsidiary held by BAM is redeemed for cash on June 30, 2019, class A preferred securities of a BPY subsidiary held by BAM convert to common equity at year-end in advance of maturity and no other equity is raised or issued over the period covered;

•	leverage declines over the period covered at debt + capital securities/EBITDA of ~15x as of YE 2017 to ~10x as of YE 2022 (excluding perpetual preferred securities) based on BPY management’s long-term leverage target of 50% debt/assets;

•	shift to increasingly fixed-rate debt composition as floating rate debt matures, reaching 72% fixed by YE 2022;

•	with respect to distributions on BPY units, an 80% FFO payout ratio assumed over the period covered (versus the 2017 level of 82%) and a distributions per share CAGR of 7.8% over the period covered;

•

includes required fees to BAM associated with the Amended and Restated Master Services Agreement, to be amended concurrently with the closing of the Transactions, by and among BAM, BPY and certain other parties thereto, which, as amended, we refer to as the BPY MSA, which covers “corporate” functions based on the following assumptions: (i) the base fee and equity enhancement distribution fee grow in line with projected growth in capitalization, which is partially offset by management and incentive fees related to BPY investments in BAM opportunistic funds, which are creditable against the BPY MSA payments, and (ii) the incentive fee (payable on BPY distributions in excess of $1.10 per unit) is fully offset by fund fees over the period covered;

•	investing cash flows include ordinary course capital recycling, development capital expenditures, and maintenance capital expenditures and tenant improvements and letters of credit;

•	new investments are both direct (for core office and core retail segments) and in the form of fund commitments (for opportunistic segment), and net activity represents disposals of mature assets and new investments in assets with upside opportunity, with approximately $1-2 billion of net disposition activity on an equity basis over the period covered and approximately $2.7 billion in 2019 due to the exit of matured fund investments;

•	development capital expenditures represents current development pipeline and already-identified new projects, including a level of spend that is lower in the outer years of the period covered following a period of higher than normal development activity, with maintenance capital expenditures and tenant improvements and letters of credit following a similar trajectory, slowing over the period covered as developments come on line and are leased; and

•	the BPY unit count excludes convertible capital securities until they are converted, and conversion is assumed to take place at year-end.

The following is a summary of the BPY standalone forecasts (in millions except for per unit data):

	2018E	2019E	2020E	2021E	2022E
Total NOI (1)	$3,015	$3,202	$3,335	$3,694	$3,966
Core Office	1,359	1,374	1,476	1,682	1,798
Core Retail	809	829	866	911	936
Opportunistic	846	998	993	1,100	1,232
Total MSA and General & Administrative Expense	$582	$602	$646	$693	$771
EBITDA(2)	$2,656	$2,803	$2,969	$3,271	$3,591
Company FFO (3)	$1,121	$1,226	$1,411	$1,589	$1,702
Company FFO/Unit	$1.57	$1.69	$1.89	$2.06	$2.14
Cash Flow from Operations	$391	$600	$1,091	$1,493	$1,861
Cash Flow from Investing Activities	$(152)	$481	$(1,030)	$310	$(44)
Cash Flow from Financing Activities	$2,208	$109	$1,142	$(390)	$(588)
Distributions	$(900)	$(971)	$(1,137)	$(1,273)	$(1,367)
Distribution/Unit	$1.26	$1.34	$1.52	$1.65	$1.72
Net Cash Flow After Distributions	$1,546	$218	$66	$140	$(138)
Levered Free Cash Flow (4)	$2,436	$1,125	$1,097	$1,258	$1,024

(1)	BPY defines total net operating income, which, for the purposes of this section entitled “ —Certain BPY Forecasts,” we refer to as NOI, as revenues from BPY’s commercial properties operations less direct commercial property expenses and revenues from BPY’s hospitality operations less direct hospitality expenses.
(2)	For the purposes of this section entitled “ —Certain BPY Forecasts,” BPY defines EBITDA as NOI, less the sum of straight-line rental revenue and general and administrative expense, including management fees, plus interest and other income.
(3)

BPY defines Company Funds From Operations, which, for the purposes of this section entitled “—Certain BPY Forecasts,” we refer to as Company FFO, as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest, and the FFO that would have been attributable to BPY’s shares of GGP if all outstanding warrants of GGP were exercised. For the purposes of this section entitled “—Certain BPY Forecasts,” BPY defines

FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items, including BPY’s proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
(4)	Levered free cash flow was calculated as FFO plus interest expense related to convertible capital securities, plus interest expense for capital securities redeemed for stock, plus other operating cash flow, plus net investing cash flow, plus net cash flow from financing related to debt, plus net cash flow from financing related to capital securities and preferred equity, plus contributions from non-controlling interests. Levered free cash flow was calculated by Goldman Sachs based on the BPY forecasts prepared by BPY management as approved for Goldman Sachs’ use by the special committee.

In developing the BPY combined forecasts, BPY management made numerous assumptions with respect to BPY for the periods covered by the BPY combined forecasts, including the following assumptions:

•	financial information prepared on an IFRS accounting basis using proportionate numbers, thereby resulting in the NOI and EBITDA, each as defined above, including contributions from equity-accounted investments that would not otherwise be included in such line items based on IFRS accounting principles alone, with an assumed transaction closing date of June 30, 2018 for illustrative purposes;

•	GGP’s revolver balance is repaid, and the approximately $123 million mortgage on the Columbiana property is repaid at a 20% release premium;

•	approximately $1.5 billion of debt with recourse to GGP is expected to remain outstanding in addition to the new debt incurred on the date of the charter amendments closing under the revolving facility, the term A-1 loan facility, the term A-2 loan facility, the bridge facility, if any, and a term B loan facility, if any;

•	approximately $366 million in transaction costs, approximately $330 million of which are paid by GGP, and the remainder of which are paid by BPY;

•	approximately $6.0 billion of new permanent debt is issued at GGP, including term loan A, term loan B and new property-level mortgage debt;

•	approximately $4.0 billion of equity proceeds from sales of JV interests in GGP assets to be completed concurrently with closing of the Transactions;

•	approximately $342 million of revolver draw and cash balance reduction;

•	BPY transaction costs of approximately $36 million are funded via BPY’s revolver draw;

•	term loans issued in conjunction with the Transactions are paid down over the period covered (approximately $4.6 billion through YE 2022) through (i) $2.2 billion in equity proceeds from asset sales to be completed between the closing of the Transactions and YE 2019 and (ii) additional property-level debt issued over the period covered;

•	Company FFO adjusted to reflect: (i) approximately $650–700 million of lost NOI p.a. following completion of the sale of certain joint venture interests, (ii) incremental income from additional management fees related to new joint ventures (approximately $50 million p.a.) and additional capital investment and additional densification projects (approximately $55 million p.a.), (iii) approximately $25–30 million of annual general and administrative savings related to public company and other corporate costs to be provided under the BPY MSA going forward, (iv) approximately $65–70 million p.a. of incremental BPY MSA fees payable as a result of the impact of the Transactions on BPY’s capitalization, taking into account that BAM fees payable under the BPY MSA have been waived for the first twelve (12) months and (v) incremental interest expense, based on Transactions financing and subsequent financing activity; and

•	pro forma distribution per share maintained at standalone levels.

The following is a summary of the BPY combined forecasts (in millions except for per unit data):

	2H 2018E	2019E	2020E	2021E	2022E
Total NOI (1)	$2,092	$4,278	$4,360	$4,775	$5,083
Core Office	680	1,374	1,476	1,682	1,798
Core Retail	980	1,906	1,890	1,993	2,053
Opportunistic	436	998	993	1,100	1,232
Total MSA and General & Administrative Expense	$(316)	$(696)	$(755)	$(799)	$(869)
EBITDA(2)	$1,909	$3,788	$3,888	$4,248	$4,486
Company FFO (3)	$896	$1,717	$1,919	$2,136	$2,274
Company FFO/Unit	$0.92	$1.75	$1.92	$2.08	$2.17
Distributions on BPY Units	$287	$489	$485	$523	$550
Dividends on Shares of Class A Stock	$160	$340	$386	$419	$436

(1)	BPY defines total net operating income, which, for the purposes of this section entitled “ —Certain BPY Forecasts,” we refer to as NOI, as revenues from BPY’s commercial properties operations less direct commercial property expenses and revenues from BPY’s hospitality operations less direct hospitality expenses.
(2)	For the purposes of this section entitled “—Certain BPY Forecasts,” BPY defines EBITDA as NOI, less the sum of straight-line rental revenue and general and administrative expense, including management fees, plus interest and other income.
(3)	BPY defines Company Funds From Operations, which, for the purposes of this section entitled “—Certain BPY Forecasts,” we refer to as Company FFO, as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest, and the FFO that would have been attributable to BPY’s shares of GGP if all outstanding warrants of GGP were exercised. For the purposes of this section entitled “—Certain BPY Forecasts,” BPY defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items, including BPY’s proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

Purpose and Reasons of the Parent Parties and the Brookfield Filing Persons for the Transactions

Under the SEC rules governing “going private” transactions, each of the Parent parties and the Brookfield filing persons may be deemed an affiliate of GGP and, therefore, is required to express its purposes and reasons for the Transactions to GGP’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. Each of the Parent parties and the Brookfield filing persons is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules and regulations under the Exchange Act. The views of each of the Parent parties and the Brookfield filing persons should not be construed as a recommendation to any GGP common stockholder as to how that stockholder should vote on the merger proposal.

If the Transactions are completed and a sufficient amount of class A stock is elected so that the full BPY exchange does not occur, BPR will be a subsidiary of BPY whose common equity not owned by BPY is publicly traded and owned by unaffiliated GGP common stockholders. If the Transactions are completed and an insufficient amount of class A stock is elected so that a full BPY exchange does occur, BPR will be a subsidiary of BPY whose common equity is entirely owned indirectly by BPY. For the Parent parties, the purpose of the Transactions is to effectuate the transactions contemplated by the merger agreement. For the Brookfield filing persons, the purpose of the Transactions is to enable BPY to obtain control over the GGP business, regardless of whether BPR common equity is publicly traded following the consummation of the Transactions, and to allow BPY and its unitholders to bear the rewards and risk of the GGP business after the Transactions are completed.

In evaluating the merger agreement, the merger and the other Transactions contemplated by the merger agreement, BPY and its advisors and service providers spent considerable time analyzing the Transactions and conducted due diligence on GGP and its business. Before reaching its decision at its meeting on March 16, 2018 to authorize and approve the merger agreement and the Transaction Agreements, BPY and the BPY general partner board, with the advice and recommendations of its advisors and service providers, considered a variety of factors that weighed positively in favor of the Transactions, including, among others, the following (not necessarily in order of relative importance):

Strategic Factors:

•	its belief that following the completion of the Transactions, BPY will be one of the world’s largest commercial real estate enterprises, with an ownership interest in approximately $90 billion in total assets, annual net operating income of more than $4 billion and annual FFO of approximately $1.8 billion;

•	its belief that following the completion of the Transactions, BPY will possess one of the highest quality and most diverse portfolios of property globally, with an investment grade balance sheet and strong overall financial profile, as well as the ability to take advantage of direct ownership of strong real estate locations and opportunities across many asset classes;

•	its belief that BPY’s access to capital across multiple real estate asset classes will enable BPY to capitalize on the opportunity to transform or reposition its and GGP’s assets and create long-term shareholder value in a way that would not otherwise be possible as separate companies;

•	its belief that because BPR will be a U.S. REIT that is index-eligible, it may have access to a broader investor base and may provide BPY with greater access to capital by providing the option to use BPR as a financing vehicle to raise equity to fund future investment opportunities;

•	its expectation that following completion of the Transactions, unaffiliated GGP common stockholders will own approximately 26% of BPY (calculated based on all shares of class A stock having been exchanged for BPY units (and assuming all of BAM’s interests in the BPY property partnership are exchanged for BPY units) and pro forma for the proposed BAM preferred share conversion);

•	its expectation that following completion of the Transactions, BAM will own an effective economic interest in BPY of approximately 52% (pro forma for the proposed BAM preferred share conversion);

•	its belief that the businesses, resources and personnel of BPY and GGP are complementary and that the integration of the two companies can be completed in a timely and efficient manner with minimal disruption to employees, resulting in opportunities for enhanced future returns;

•	BPY management’s knowledge of GGP’s business, financial condition, results of operations, industry and competitive environment, taking into account the results of BPY’s due diligence review of GGP;

•	the experience of BPY and GGP management in the environment in which the BPY combined business will operate following the Transactions, including industry, economic and market conditions;

•	its belief that, with the retail sector undergoing a period of significant change, the Transactions will allow unaffiliated GGP common stockholders to receive premium value for their shares while still providing them with the opportunity to participate in the long-term upside of their investment;

Factors Related to Transaction Terms and Structure:

•	that BPY, following consummation of the Transactions, will obtain control of the GGP business through a majority equity interest in BPR;

•	that the Brookfield voting parties, who collectively beneficially own shares of GGP common stock representing, in the aggregate, approximately 34% of the total outstanding GGP common stock as of the date of the merger agreement, have agreed, among other things, to vote shares of GGP common stock in favor of the merger proposal, the charter proposals and the bylaws proposals, pursuant to the terms and conditions of the voting agreement;

•	Notwithstanding that the opinion of Goldman Sachs was provided for the use of the special committee, and that the Parent parties and the Brookfield filing persons are not entitled to rely on or adopt, and none of them relied on or adopted, such opinion in making their determination that the Transactions are substantially and procedurally fair to unaffiliated GGP common stockholders, Goldman Sachs, as financial advisor to the special committee, delivered an opinion to the effect that, as of the date of such opinion and based on and subject to the assumptions set forth in the written opinion, the aggregate amount of the pre-closing dividend in the form of cash and shares of class A stock (or at the election of GGP common stockholders, BPY units) to be paid to GGP common stockholders (other than BPY and BPY’s affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as described in more detail in the section above entitled “—Opinion of Goldman Sachs & Co. LLC;”

•	its belief of the likelihood of satisfying the conditions to the parties’ obligations to complete the Transactions under the merger agreement;

•	its belief, after its review and discussion of various factors, and the terms of the proposed financing for the Transactions, including fees and interest, and the proposed sales of certain joint venture interests and assets, and following consultation with its advisors, that it was likely that BPY would be able to obtain the necessary financing to pay the aggregate cash portion of the consideration, and that BPY or BPR would be able to repay, service or refinance any indebtedness incurred in connection with the Transactions and, to the extent such indebtedness remains outstanding, to comply with the financial covenants applicable to such indebtedness;

•	its belief, following consultation with its advisors, that the financing commitments BPY obtained to pay the aggregate cash portion of the consideration and the terms of the proposed sales of certain joint venture interests and assets were on reasonable terms for BPY and its affiliates;

•	the fact that the merger agreement expressly contemplates that BPY may, in certain circumstances, obtain specific performance of GGP’s obligations under the merger agreement;

•	the merger agreement’s provisions requiring GGP to pay BPY a termination fee, in the amount of up to $400,000,000, if the merger agreement is terminated under certain circumstances. For more information, refer to the section entitled “The Merger Agreement—Fees and Expenses—Payment of Termination Fee or Reimbursement of Fees and Expenses” beginning on page 237 of this joint proxy statement/prospectus;

•	the fact that if the merger agreement is terminated under certain circumstances, then GGP will be required to pay to BPY all reasonable out-of-pocket third-party expenses of BPY and Goldfinch up to $20,000,000;

•	all unaffiliated GGP common stockholders who are eligible to receive the pre-closing dividend will have the ability to elect to receive cash in the Transactions, which would provide them with immediate liquidity and a return on a portion of their investment, or equity in the form of class A stock or BPY units, which would provide them with the ability to maintain an investment in the BPY combined business, but in each instance, subject to proration;

•	the Transactions will result in the creation of a new security of class A stock in BPR, an entity that will qualify as a REIT for U.S. federal income tax purposes, thereby providing an investment opportunity for unaffiliated GGP common stockholders who desire to maintain an investment in BPY’s business through a REIT;

•	the Transactions provide unaffiliated GGP common stockholders with flexibility to elect to receive either a BPY unit or a share of class A stock, which is intended to provide an economic return equivalent to BPY units, including identical distributions to the distributions on BPY units;

•	holders of class A stock will have the right following the consummation of the Transactions to exchange each share of class A stock for one BPY unit or the cash equivalent of one BPY unit, at BPI’s sole discretion;

•	the Transactions are expected to be immediately accretive to FFO per share of class A stock or per BPY unit to be held by unaffiliated GGP common stockholders and to provide upside potential for such holders given that BPY’s current per unit distribution is more than 40% higher than the per share dividend currently received by GGP common stockholders (BPY annual distribution of $1.26 per unit vs. GGP annual dividend of $0.88 per share);

•	BAM, which provides management services to BPY and will also provide services to BPR following closing of the Transactions, has agreed to waive, for one year, the management fees payable by BPR and the incremental management fees BPY would otherwise be required to pay in respect of the units issued in exchange for class A stock to allow for synergies and cost savings between BPY and BPR to be effectuated following closing of the Transactions;

•	GGP common stockholders will still be entitled to receive a second quarter dividend of up to $0.22 per share; and

•	both class A stock and the BPY units to be issued in connection with the Transactions are expected to be listed on the NASDAQ (and the TSX, in the case of the BPY units), and the class A stock is expected to be index-eligible.

In addition, BPY and the BPY general partner board, with the advice and recommendations of its advisors and service providers, considered a number of risks and potentially negative factors concerning the Transactions, including, among others, the following (not necessarily in order of relative importance):

Strategic Factors:

•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Transactions;

•	the costs and expenses to be incurred in connection with the Transactions, including an estimated $160 million in costs associated with the financing (exclusive of costs and expenses related to the sales of certain joint venture interests and assets) and the transaction expenses described in more detail under the section entitled “The Merger Agreement—Fees and Expenses,” beginning on page 237 of this joint proxy statement/prospectus;

•	the uncertainty of the current and prospective business climate in the commercial real estate industry, including the struggles of many retailers to sustain brick and mortar spaces;

•	the risk that BPY and the GGP business may be unable to retain key employees;

•	the risk that BPY or the GGP business will not be able to maintain or renew certain commercial agreements on favorable terms or at all;

•	the challenges of combining the BPY and GGP businesses following the consummation of the Transactions, including technical, operational, accounting and other challenges;

•	the risk that the anticipated benefits of the Transactions may not be realized on the expected timeline, or at all;

•	BPR will be managed by BAM under a new master services agreement, pursuant to which a management fee will be payable by BPR to the service providers;

Factors Related to Transaction Terms and Structure:

•

the possibility that the pre-closing transactions and the other Transactions may not be completed on the terms or timeline currently contemplated or at all, including for reasons beyond the control of BPY or

GGP and that, if the Transactions are not completed by the outside date for completion of the Transactions, the merger agreement may be terminated by either party;

•	the risk that failure to complete the pre-closing transactions and the other Transactions could negatively affect the price of the GGP common stock and future business and financial results of GGP;

•	the restrictions on the conduct of BPY’s and GGP’s business during the period between execution of the merger agreement and the consummation of the Transactions. For more information, refer to the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of the Business” beginning on page 220 of this joint proxy statement/prospectus;

•	the merger agreement’s provisions requiring BPY to pay GGP a reverse termination fee, in the amount of $1,200,000,000, if the merger agreement is terminated under certain circumstances. For more information, refer to the section entitled “The Merger Agreement—Fees and Expenses—Payment of Termination Fee or Reimbursement of Fees and Expenses” beginning on page 237 of this joint proxy statement/prospectus;

•	the merger agreement’s provisions permitting GGP to respond to certain unsolicited acquisition proposals, and, subject to certain terms and conditions, to terminate the merger agreement in order to enter into a superior proposal. For more information, see “The Merger Agreement—Termination” beginning on page 235 of this joint proxy statement/prospectus;

•	the risk that payment by GGP to BPY of a termination fee of up to $400,000,000 and, if applicable, the amount of BPY’s and Goldfinch’s expenses of up to $20,000,000, if the merger agreement is terminated under certain circumstances, may not be sufficient to fully compensate BPY for its losses in such circumstances;

•	the risk that the incurrence of additional indebtedness in connection with the Transactions could have adverse consequences on BPY’s combined business following the consummation of the Transactions;

•	the uncertainty of the value and form of the consideration to be paid in the Transactions given that the outcomes of GGP stockholder elections are unknown, the class A stock is a new security for which there is no historical trading data, and the trading prices of class A stock and BPY units will be subject to market volatility;

•	the risk of there being investor confusion as a result of offering to unaffiliated GGP common stockholders the option to acquire two different types of publicly traded securities;

•	the economic dilution of current BPY unitholders as a result of the issuance of BPY units and class A stock to unaffiliated GGP common stockholders pursuant to the merger agreement and the dilution in voting power of current GGP common stockholders as a result of the issuance of class B stock and class C stock to BPY and its affiliates;

•	the risk that the trading of the class A stock may not be comparable to the historical trading of the GGP common stock, given that it is a newly issued security with no trading history and given that there will likely be less class A stock outstanding than the amount of GGP common stock that is currently outstanding;

•	the risk that the trading price of the class A stock may not be equal to the trading price of the BPY units;

•	the fact that increased concentrations in voting power of BPR as a result of the charter amendments will lead to a divergence of voting rights by class of holders of class A stock, class B stock and class C stock following consummation of the Transactions;

•	the uncertainty as to whether BPR’s common equity will remain publicly traded following consummation of the Transactions, which is dependent upon whether a sufficient number of shares of class A stock will be elected so as to avoid the full BPY exchange;

•	the risk that shareholder litigation related to the Transactions may be commenced;

•	the receipt of the pre-closing dividend, the merger and the exchange of class A stock for BPY units, if applicable, are expected to be taxable transactions for U.S. federal income tax purposes to certain GGP stockholders, as more fully described in the section entitled “Material U.S. Federal Income Tax Considerations and Consequences—Material U.S. Federal Income Tax Considerations and Consequences of the Transactions” beginning on page 176 of this joint proxy statement/prospectus;

•	the fact that the Transactions require adoption of the merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock and the affirmative vote of the holders of a majority of the outstanding target shares and the approval of the charter amendments and the bylaws amendments by the affirmative vote of the holders of at least two thirds of the outstanding shares of GGP common stock, which may not be obtained; and

•	various other risks associated with the Transactions and the businesses of BPY and/or BPR following the Transactions described under the section entitled “Risk Factors,” beginning on page 149 of this joint proxy statement/prospectus.

Following the March 16, 2018 BPY general partner board meeting, the Brookfield filing persons also considered the fact that BAM agreed, for a period of 20 years, to guarantee the right of holders of class A stock to exchange each share of class A stock for one BPY unit or the cash equivalent of one BPY unit, which the Brookfield filing persons believed weighed positively in favor of the Transactions.

BPY considered various alternatives with respect to its investment in GGP that were reasonably available to BPY in lieu of the Transactions, including maintaining its and the Brookfield voting parties’ approximately 34% equity ownership position in GGP. BPY considered that if BPY did not engage in a transaction with GGP, BPY would continue to be subject to the restrictions and limitations contained in the standstill agreement, including a limit on the number of directors BPY is permitted to designate for nomination to the GGP board. See the section entitled “—Certain Related Party Agreements between GGP and the Brookfield Filing Persons” below for a description of the standstill agreement. The BPY general partner board ultimately determined that the Transactions would be preferable to BPY maintaining its and the Brookfield voting parties’ current approximately 34% equity ownership position in GGP because it would allow BPY to acquire control of the GGP business, result in the termination of the standstill agreement and achieve the other benefits mentioned above.

The BPY general partner board also considered the views of its advisors and service providers that the special committee would likely prefer a transaction structure offering an acquisition premium with a significant cash component. As a result, the BPY general partner board revised its initial offer that BPY publicly announced on November 13, 2017 to: (i) increase the cash consideration from $23.00 to $23.50 per share of GGP common stock; (ii) increase the aggregate cash consideration by $1.85 billion from $7.4 billion to $9.25 billion; (iii) increase the exchange ratio from 0.9656 to 1.0000; and (iv) introduce as part of the Transactions the opportunity to receive class A stock.

The Parent parties, as well as their advisors and service providers, and the Brookfield filing persons spent considerable time and resources conducting due diligence with respect to and considering a variety of alternative transaction structures, all as described in more detail above in the section entitled “—Background of the Transactions,” beginning on page 57 of this joint proxy statement/prospectus. The Parent parties and the Brookfield filing persons ultimately determined that the structure of the Transactions is preferable to other transaction structures because it permits unaffiliated GGP common stockholders to immediately realize value and liquidity in respect of a portion of their investment while also providing unaffiliated GGP common stockholders with the opportunity to participate in the future success of the BPY combined business. Given the current and prospective competitive landscape in the retail industry in which BPY and GGP operate and GGP’s unique high-quality retail real estate portfolio relative to its competitors, the Parent parties and the Brookfield filing persons believed that the timing and structure reflected in the Transactions were integral to the continued growth and success of BPY and GGP.

The Parent parties and the Brookfield filing persons decided to undertake the Transactions at this time after considering, among other factors, the quality and diversity of the real estate portfolio on a global level and the access to capital that will allow the BPY combined business to capitalize on opportunities to transform or reposition its and GGP’s assets and create long-term shareholder value in a way that would not otherwise be possible as separate companies. The Parent parties and the Brookfield filing persons also believed that because BPR will be a U.S. REIT that is index-eligible, it may have access to a broader investor base and may provide BPY with greater access to capital by providing the option to use BPR as a financing vehicle to raise equity to fund future investment opportunities, that the businesses, resources and personnel of BPY and GGP would be complementary, and that the Transactions will allow unaffiliated GGP common stockholders to receive premium value for their shares while still providing them with the opportunity to participate in the long-term upside of their investment. The BPY general partner board determined that the benefits expected to be achieved by BPY as a result of the Transactions outweighed these potential risks and uncertainties. Accordingly, the BPY general partner board unanimously authorized and approved the merger agreement and the Transaction Agreements. The BPY general partner board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The above discussion of the material factors considered by the BPY general partner board in its consideration of the Transactions is not intended to be exhaustive, but does set forth the principal factors considered. In light of the number and wide variety of factors considered in connection with the evaluation of the Transactions, the BPY general partner board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The BPY general partner board viewed its position as being based on all of the information available to it and the factors presented to and considered by it. However, some directors may individually have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of the reasons of the Parent parties and the Brookfield filing persons for the Transactions and other information presented in this section of this joint proxy statement/prospectus contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 163 of this joint proxy statement/prospectus.

Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness of the Transactions

Under the SEC rules governing “going private” transactions, each of the Parent parties and the Brookfield filing persons may be deemed an affiliate of GGP and, therefore, is required to express its beliefs as to the fairness of the Transactions to GGP’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. Each of the Parent parties and the Brookfield filing persons is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of each of the Parent parties and the Brookfield filing persons should not be construed as a recommendation to any GGP common stockholder as to how that stockholder should vote on the merger proposal.

The Parent parties negotiated with the special committee with the intent to achieve the terms of a transaction that would be most favorable to the Parent parties, and not necessarily to unaffiliated GGP common stockholders, and, accordingly, did not negotiate the merger agreement with the goal of obtaining terms that were fair to the unaffiliated GGP common stockholders. The special committee is comprised entirely of non-management independent directors who are not affiliated with BPY, and the members of the special committee have no financial interest in the Transactions different from, or in addition to, the interests of unaffiliated GGP common stockholders other than their interests described under the section below entitled “—Interests of GGP’s Directors and Executive Officers in the Transactions” beginning on page 137 of this joint proxy statement/prospectus.

None of the Parent parties or the Brookfield filing persons participated in the deliberations of the special committee or the GGP board regarding, or received advice from GGP’s or the special committee’s legal advisors or financial advisors as to, the substantive or procedural fairness of the Transactions to unaffiliated GGP common stockholders. None of the Parent parties or the Brookfield filing persons has performed, or engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the fairness of the Transactions to unaffiliated GGP common stockholders.

Based on the knowledge and analysis of each of the Parent parties and the Brookfield filing persons of available information regarding GGP, as well as discussions with GGP’s senior management regarding GGP and its business and the factors considered by, and the analysis and resulting conclusions of, the special committee and, at the recommendation of the special committee, the GGP board, discussed under the section above entitled “ —Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board” beginning on page 81 of this joint proxy statement/prospectus (which analysis and resulting conclusions each of the Parent parties and the Brookfield filing persons adopted based on its review thereof subsequent to the execution of the merger agreement), each of the Parent parties and the Brookfield filing persons believes that the Transactions are substantively and procedurally fair to unaffiliated GGP common stockholders based on its consideration of the following factors, among others:

•	the special committee, composed of non-management independent directors who are not affiliated with BPY, determined, by unanimous vote of all of the members of the special committee, and the GGP board determined, by the unanimous vote of all members of the GGP board (excluding the Brookfield directors, who did not participate in such determination) that the Transactions are fair to, and in the best interests of, unaffiliated GGP common stockholders;

•	both GGP’s existing obligations under the standstill agreement and the explicit requirements of BPY’s proposals to GGP regarding a potential transaction required the approval of the disinterested directors;

•	the GGP board delegated to the special committee the power and authority to, among other things, evaluate, discuss and negotiate the terms and conditions of, approve, and recommend or reject BPY’s proposal to acquire the shares of GGP common stock owned by unaffiliated GGP common stockholders, any other potential transaction with GGP and any potential alternative strategic transaction;

•	those members of the GGP board affiliated with BPY voluntarily recused themselves from all discussion and consideration by the GGP board with respect to a proposed transaction involving BPY or any potential alternative strategic transaction;

•	the special committee and the GGP board were aware of the existing relationships among BPY and GGP and their respective affiliates and could take such relationships into account when conducting the special committee process and in considering whether to enter into the Transactions on the contemplated terms, or at all;

•	the Transactions require adoption of the merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock and the affirmative vote of the holders of a majority of the outstanding target shares and the approval of the charter amendments and the bylaws amendments by the affirmative vote of the holders of at least two thirds of the outstanding shares of GGP common stock;

•	each of the special committee and GGP retained and was advised by its own legal and financial advisors, each of which has extensive experience in transactions similar to the Transactions;

•

while a majority of the directors of the GGP board who are not employees of GGP did not retain an unaffiliated representative to act solely on behalf of the unaffiliated GGP common stockholders, and notwithstanding that the opinion of Goldman Sachs was provided for the use of the special committee, and that the Parent parties and the Brookfield filing persons are not entitled to rely on or adopt, and none of them relied on or adopted, such opinion in making their determination that the Transactions are substantially and procedurally fair to unaffiliated GGP common stockholders, Goldman Sachs, as financial advisor to the special committee, delivered an opinion to the effect that, as of the date of such opinion and based on and subject to the assumptions set forth in the written opinion, the aggregate amount of the pre-closing dividend in the form of cash and shares of class A stock (or, at the election of GGP common stockholders, BPY units) to be paid to GGP common stockholders (other than BPY and BPY’s affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as described in more detail in the section entitled “—Opinion of Goldman Sachs & Co. LLC” beginning on page 92 of this joint proxy statement/prospectus;

•	none of the Parent parties or the Brookfield filing persons expressly relied on or adopted the analysis of the special committee or the GGP board in determining the fairness of the Transactions to the GGP common stockholders prior to the execution of the merger agreement;

•	the consideration per share of GGP common stock of up to $23.50 in cash or one (1) share of class A stock or one BPY unit, subject to proration, and the other terms and conditions of the merger agreement resulted from extensive arm’s-length negotiations between the Parent parties and their advisors, on the one hand, and the special committee and its advisors, on the other hand, over a period of several months;

•	during the course of such negotiations between the Parent parties and their advisors, on the one hand, and the special committee and its advisors, on the other hand, the parties reviewed and discussed a variety of transaction structure alternatives and forms of consideration;

•	the current and historical market prices of the GGP common stock, including the market performance of the GGP common stock relative to that of other participants in GGP’s industry and general market indices, and the fact that the consideration per share of GGP common stock of up to $23.50 in cash or one (1) share of class A stock or one BPY unit, subject to proration, represents an increase of $0.50 per share from the $23.00 per share price originally proposed by BPY on November 13, 2017, and a premium over the closing price per share of GGP common stock on November 6, 2017, the last trading day before market speculation about the merger occurred, and March 23, 2018, the last trading day before the date of the announcement of the signing of the merger agreement, of approximately 24% and 11%, respectively;

•	in addition to receiving a portion of the consideration for the Transactions in cash, thereby allowing them to realize immediate liquidity and certainty of value for a portion of their shares, unaffiliated GGP common stockholders, through their ability to elect to receive class A stock or BPY units, will have an opportunity to participate and share in the potential future revenues of the combined company;

•	the special committee consists of non-management independent directors who are not affiliated with BPY, and other than special committee members’ other interests described under the section below entitled “—Interests of GGP’s Directors and Executive Officers in the Transactions,” to the knowledge of the Parent parties and the Brookfield filing persons, such directors have no financial interest in the Transactions different from, or in addition to, unaffiliated GGP common stockholders;

•	GGP’s ability, at any time after the date of the merger agreement, to consider and respond to certain unsolicited acquisition proposals, to furnish confidential information to, and engage in discussions or negotiations with, the person or parties making such a proposal if the special committee determines in good faith that such proposal constitutes or is reasonably likely to constitute or lead to a superior proposal;

•	GGP’s ability, under certain circumstances, to terminate the merger agreement in order to enter into a definitive agreement providing for a superior proposal, subject to paying a termination fee of up to $400,000,000 (refer to the section entitled “The Merger Agreement—Fees and Expenses” beginning on page 237 of this joint proxy statement/prospectus); and

•	the availability of appraisal rights under Delaware law to GGP common stockholders who do not vote in favor of the merger proposal and who comply with all the required procedures under Delaware law to perfect their appraisal rights, which allows holders of such dissenting shares to seek appraisal of the fair value of their stock as determined by the Court of Chancery.

In their consideration of the fairness of the Transactions, the Parent parties and the Brookfield filing persons did not find it practicable to, and did not, appraise the assets of GGP to determine the liquidation value for unaffiliated GGP common stockholders (i) because of the impracticability of determining a liquidation value given the significant execution risk involved in any breakup, (ii) because they considered GGP to be a viable going concern and (iii) because the GGP business will continue following the Transactions.

The Parent parties and the Brookfield filing persons did, however, review and evaluate the current market prices and historical market price of GGP in connection with their consideration of the fairness of the Transactions. With respect to certain transactions effected during the last two years, in October 2017, certain affiliates of the Brookfield filing persons exercised all of their warrants to purchase an aggregate of 68 million shares of GGP common stock for approximately $462 million, increasing BPY’s ownership of GGP from 29% to approximately 34%. See the section entitled “Past Transactions Involving GGP Common Stock” beginning on page 308 of this joint proxy statement/prospectus. Given that these shares of GGP common stock were acquired pursuant to a warrant agreement which was amended and restated, effective as of 2013, the Parent parties and Brookfield filing persons did not consider the price per share of GGP common stock in this arrangement to be an accurate metric of GGP’s current market value. The Parent parties and the Brookfield filing persons did, however, consider the fact that none of them were aware of any firm offer having been made by any person (other than the Parent parties and the Brookfield filing persons) during the past two years for the merger or consolidation of GGP with or into another company or vice versa, the sale or other transfer of all or any substantial part of the assets of GGP or a purchase of GGP’s securities that would enable the holder to exercise control of GGP. The Parent parties and the Brookfield filing persons did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the per share total consideration to unaffiliated GGP common stockholders because, in their view, net book value is not indicative of GGP’s market value but rather an indicator of historical costs. Each of the Parent parties and the Brookfield filing persons notes, however, that the consideration per share of GGP common stock of up to $23.50 in cash or one (1) share of class A stock or one BPY unit, subject to proration, is higher than the net book value of GGP per share on a GAAP basis of $19.08 (and $19.27 on a fully diluted basis) as of December 31, 2017, exclusive of any investments in unconsolidated real estate affiliates. The Parent parties and the Brookfield filing persons did not seek to determine a pre-Transactions going concern value for GGP to determine the fairness of the consideration to the unaffiliated GGP common stockholders because following the consummation of the Transactions, GGP will have a different capital structure and may have a different cost profile and/or operating strategy, among other things. The Parent parties and the Brookfield filing persons believe that the trading price of GGP common stock at any given time represents the best available indicator of GGP’s going concern value at that time so long as the trading price at that time is not impacted by speculation regarding the likelihood of a potential transaction. Furthermore, to the extent the pre-Transactions going concern value was reflected in the share price of GGP common stock on March 23, 2018, the last trading day before the date of the announcement of the signing of the merger agreement, and on November 6, 2017, the last trading day before market speculation about the merger occurred, the consideration per share of GGP common stock of up to $23.50 in cash or one (1) share of class A stock or one BPY unit, subject to proration, represented a premium to the going concern value of GGP. The Parent parties and the Brookfield filing persons supplemented their determination of the fairness of the total consideration to unaffiliated GGP common stockholders by considering certain other metrics with respect to GGP in the course of their review, including implied trading cap rate, nominal cap rate, equity value, enterprise value and FFO multiples, and comparing such metrics to those of GGP’s industry peers. Furthermore, no provision has been made by the Parent parties or the Brookfield filing persons in connection with the Transactions to grant unaffiliated GGP common stockholders access to the corporate files of the Parent parties or the Brookfield filing persons or to obtain counsel or appraisal services at the expense of the Parent parties or the Brookfield filing persons.

On February 7, 2018, GGP announced its financial results for the three and twelve months ended December 31, 2017, which it furnished to the SEC on a current report on Form 8-K on the same date, and subsequently filed its annual report on Form 10-K for the year ended December 31, 2017 on February 22, 2018. While this information was not taken into account by any of the Parent parties or the Brookfield filing persons in making their determination that the Transactions are substantively and procedurally fair to unaffiliated GGP common stockholders, or in the analysis supporting that determination, the performance of GGP since the Parent parties entered into the merger agreement has not caused any of the Parent parties or the Brookfield filing persons to change or modify their fairness determination.

The foregoing discussions of the factors considered by each of the Parent parties and the Brookfield filing persons in connection with the fairness of the Transactions is not intended to be exhaustive but is believed to include all material factors considered by each of them. The Parent parties and the Brookfield filing persons did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the fairness of the Transactions. Rather, each of the Parent parties and the Brookfield filing persons believes these factors provide a reasonable basis upon which to form its belief that the Transactions are fair to unaffiliated GGP common stockholders. This belief should not, however, be construed as a recommendation to any GGP common stockholder to vote in favor of the merger proposal. None of the Parent parties or the Brookfield filing persons makes any recommendation as to how GGP common stockholders should vote their shares of GGP common stock on the merger proposal.

Plans for BPR After the Transactions

Following completion of the Transactions, it is expected that BPR will remain a REIT. BPY intends to request certain pre-closing transactions by GGP as contemplated by the terms of the merger agreement, including sales of certain joint venture interests and assets. For more information, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Transactions” beginning on page 206 of this joint proxy statement/prospectus.

Pursuant to the joint governance agreement, the BPR board is expected to be identical to the BPY general partner board. BPR will be managed by BAM under a new master services agreement. To allow for synergies and cost savings between BPY and BPR, BAM has agreed to waive, for one (1) year, the management fees payable by BPR and the incremental management fees BPY would otherwise be required to pay in respect of the BPY units issued in exchange for GGP common stock. Certain employees of GGP may be employed by BAM in connection with the management of BPR. For more information, refer to the section below entitled “—Governance of BPR Following the Transactions.”

BPY and its affiliates will hold class B stock and class C stock in BPR and the unaffiliated GGP common stockholders who have elected to receive class A stock will own class A stock that is intended to provide an economic return per share equivalent to one BPY unit, including identical distributions. All shares of GGP common stock outstanding prior to the Transactions will be cancelled and extinguished, and each share of GGP’s pre-existing series A preferred stock outstanding immediately prior to the effective time of the merger shall be converted into one (1) share of new series A preferred stock.

Each of the GGP common stock and GGP’s pre-existing series A preferred stock is currently registered under the Exchange Act. Following the consummation of the Transactions, it is expected that the GGP common stock and GGP’s pre-existing series A preferred stock will be de-listed from the NYSE, and concurrently, the class A stock and new series A preferred stock are expected to be listed on the NASDAQ under the trading symbols “BPR” and “BPRAP,” respectively. The class A stock and the new series A preferred stock will each be registered under the Exchange Act and, accordingly, BPR will be a U.S. reporting company under the Exchange Act. See the sections below entitled “—Listing of Class A Stock,” “—Listing of New Series A Preferred Stock,” “—Listing of Newly Issued BPY Units” and “—Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock.”

After the Transactions, and except as elsewhere described in this joint proxy statement/prospectus, none of the Brookfield filing persons nor BPR has any plans or proposals that would relate to or result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation involving BPR or any of its subsidiaries;

•	the acquisition or disposition by any person of additional securities of BPR; or

•	any other material change in BPR’s corporate structure or business.

However, following the closing of the Transactions, the Brookfield filing persons and BPR plan to review BPR and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to enhance the combined business and assets of BPY and BPR, and the Brookfield filing persons and BPR may make changes or pursue transactions (such as those listed above) that they deem necessary or appropriate in light of their review or in light of future developments.

In the event that the Transactions are completed and a full BPY exchange occurs, BPY expects to initially retain the class B stock and class C stock acquired in the Transactions and maintain BPR as an independent going concern and as an indirect subsidiary of BPY, in which case the Brookfield filing persons would plan to review BPR and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable to best organize the activities of BPR as an indirect subsidiary of BPY and enhance the combined business and assets of BPR and BPY, and the Brookfield filing persons may make changes that they deem necessary or appropriate in light of their review or in light of future developments.

Certain Effects of the Merger and Transactions

If the requisite stockholder approval, including the merger stockholder approval, is obtained and the other conditions to the closing of the Transactions are either satisfied or waived, the pre-closing transactions (if any) will be consummated, the pre-closing dividend will be paid, and Goldfinch will merge with and into GGP, upon which the separate corporate existence of Goldfinch will cease and GGP will continue as the surviving corporation of the merger. Following the consummation of the Transactions, we refer to GGP as BPR (or the surviving corporation). After giving effect to the Transactions, it is anticipated that former unaffiliated GGP common stockholders who own shares of class A stock will own approximately 26% of BPY, calculated based on all shares of class A stock having been exchanged for BPY units (and assuming all of BAM’s interests in the BPY property partnership are exchanged for BPY units) and pro forma for the proposed BAM preferred share conversion (assuming that a sufficient amount of class A stock is elected so that the full BPY exchange does not occur). In the event that an election to receive BPY units is made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), BPY may elect to exchange all shares of class A stock issued in the pre-closing dividend for BPY units in the BPY unit exchange, and class A stock would not be publicly traded and would be held by BPY and/or one or more affiliates of BPY. In addition, in the event that an election to receive BPY units is made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend will be exchanged for BPY units in the BPY unit exchange, and class A stock will similarly not be publicly traded. Under such circumstances, BPR would continue following the consummation of the Transactions as an indirect subsidiary of BPY, and BPR common equity would not be publicly traded and would be held by BPY and/or one or more affiliates of BPY. Following the consummation of the Transactions, BPY and the Brookfield voting parties will have a beneficial ownership interest in BPR, and former unaffiliated GGP common stockholders will have a beneficial ownership interest in BPY and/or BPR, thereby causing such stockholders to benefit from any increase in the BPY combined business value while also bearing the risk of any decrease in the BPY combined business value.

The acquisition of GGP by BPY will occur through a series of transactions, subject to the terms and conditions set forth in the merger agreement, consisting of:

•	On the first (1st) business day following the receipt of the requisite stockholder approval, all shares of GGP common stock held by the Brookfield voting parties will be exchanged for series B preferred stock in the Brookfield affiliate exchange;

•	following the Brookfield affiliate exchange, GGP will declare the pre-closing dividend, payable to unaffiliated GGP common stockholders as of the record date of the pre-closing dividend (not including holders of GGP restricted stock, but including in-the-money optionholders) consisting of either cash or class A stock, at the election of such GGP common stockholders (with in-the-money optionholders being deemed to have elected cash) and subject in each case to proration, with a payment date of the charter amendments closing;

•	after satisfaction or waiver of all closing conditions, GGP will effect the charter amendments and the bylaws amendments and cause Holding II to effect the partnership agreement amendment and restatement;

•	following the charter amendments, shares of series B preferred stock will remain outstanding and will cease to be governed by the terms of the series B designations, and the series B designations will be of no further effect. Series B preferred stock will thereafter be referred to as the class B stock and will instead have solely the rights, powers, preferences and other terms given to such class B stock in the charter amendments (including with respect to any payment of unpaid dividends that accrued pursuant to the terms of the series B designations prior to the filing of the charter amendments); and

•	following the completion of the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the pre-closing transactions (if any), Goldfinch will merge with and into GGP, with GGP surviving the merger as an indirect subsidiary of BPY, with the assumed name of Brookfield Property REIT Inc.

GGP’s second amended and restated employee stock purchase plan, which we refer to as the GGP ESPP, will be cancelled and terminated as of the effective time of the charter amendments. On the day that is prior to the date of the charter amendments, any then-outstanding offering period under the GGP ESPP will terminate and each GGP ESPP participant’s accumulated contributions (if any) will be used to purchase shares of GGP common stock.

Upon the consummation of the merger and subject to the terms and conditions set forth in the merger agreement:

•	all of the property, rights, privileges and powers of GGP and Goldfinch will vest in, and all liabilities of GGP and Goldfinch will become liabilities of, BPR;

•	each share of GGP common stock that is issued and outstanding immediately prior to the effective time of the merger (except for certain excluded shares of GGP common stock, which includes cancelled shares, dissenting shares and shares of GGP restricted stock) will be exchanged and extinguished and automatically converted into the right to receive per share merger consideration from BPY, which is an amount in cash, without interest thereon, equal to the quotient of (i) $9,250,000,000 less (a) the partnership common unit cash amount, less (b) the partnership LTIP unit cash amount, less (c) the total GGP restricted stock cash consideration and less (d) the aggregate cash dividend amount, divided by (ii) the merger share number;

•	each share of Goldfinch common stock that is outstanding immediately prior to the effective time of the merger will be converted into a number of shares of class C stock equal to the quotient of the merger share number divided by the number of outstanding shares of Goldfinch common stock as of immediately prior to the effective time of the merger (rounded to the nearest whole share);

•	each share of GGP’s pre-existing series A preferred stock that is outstanding immediately prior to the effective time of the merger will be converted into one validly issued, fully paid and non-assessable share of new series A preferred stock of BPR that will have the same rights, preferences, privileges and voting powers as GGP’s pre-existing series A preferred stock as of immediately prior to the effective time of the merger;

•

GGP in-the-money options generally will be deemed to be net settled for a number of shares of GGP common stock that will be deemed to have elected to receive cash for purposes of the pre-closing dividend, and will receive cash (and, if the pre-closing dividend cash consideration is prorated in accordance with the merger agreement, shares of class A stock) pursuant to the pre-closing dividend and the per share merger consideration;

•	GGP out-of-the-money options generally will be converted into equivalent options to purchase BPY units;

•	shares of GGP restricted stock granted prior to January 1, 2018 generally will be cancelled and converted (with any performance conditions deemed met at target) into the right to receive cash and restricted shares of class A stock, which cash and restricted shares will have an aggregate value determined based on the value of the pre-closing dividend (assuming that every share makes a cash election and the form of consideration is prorated in accordance with the merger agreement) and the per share merger consideration;

•	shares of GGP restricted stock granted in 2018 generally will be converted into equivalent restricted shares of class A stock (with any performance conditions deemed met at target);

•	converted options and restricted shares will remain subject to the same service-based vesting conditions as applied to the underlying GGP equity award, except that the converted awards will fully vest upon a termination of the holder’s employment without “cause” (as defined in the applicable award agreement) or for “good reason” (as defined in the merger agreement) within two (2) years following the effective time of the merger;

•	GGP equity awards in the form of full value partnership LTIP units of GGPOP generally will be subject to treatment comparable to shares of GGP restricted stock granted in 2018;

•	GGP equity awards in the form of appreciation-only partnership LTIP units of GGPOP generally will be cancelled and converted into substitute awards of a BPY subsidiary with economic terms comparable to the terms of the GGP AO LTIPs;

•	GGP equity awards that are governed by existing “single-trigger” change in control provisions or that are held by recently hired or departed executives generally will be governed by their existing terms; and

•	BPY or an affiliate of BPY will effect the BPY unit exchange, pursuant to which (i) BPY or such affiliate of BPY will acquire from a holder of GGP common stock who has made an election (or is deemed to have made an election) to receive BPY units all of such holder’s shares of class A stock received or entitled to be received in the pre-closing dividend by such holder, and BPY or its affiliate will issue to such holder an equal number of BPY units in exchange for such shares of class A stock, effective immediately following the effective time of the merger; and (ii) each share of class A stock acquired by BPY or one or more of its affiliates will automatically be converted into shares of class B-1 stock having an aggregate liquidation value equal to the fair market value of the shares of class A stock so exchanged, as determined in good faith by BPY in accordance with the amended charter.

For additional information on the effect of the Transactions on the GGP common stock, GGP’s pre-existing series A preferred stock and GGP equity awards, refer to the sections entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend,” “The Merger Agreement—Structure and Timing of the Transactions—The Merger,” “The Merger Agreement—Structure and Timing of the Transactions—The BPY Unit Exchange,” “—Interests of GGP’s Directors and Executive Officers in the Transactions—Treatment of GGP Equity Awards,” and “Comparison of Rights of Holders of GGP Series A Preferred Stock and New Series A Preferred Stock,” beginning on pages 199, 208, 209, 137 and 290 of this joint proxy statement/prospectus, respectively.

Following the consummation of the Transactions, former unaffiliated GGP common stockholders who hold class A stock and/or BPY units will have a continuing interest in the net book value and net earnings of BPR and/or BPY, as applicable. The following table sets forth, among other things, the percentage ownership of GGP by stockholders that are affiliated with BPY pre- and post-Transactions, as well as the interest in the net book value and net earnings of GGP pre-Transactions and BPR post-Transactions.

				Interest in Net Book Value (2)		Interest in Net Income (Loss) (3)
(US$ Millions)	Number of Shares pre- Transactions	% Holding pre- Transactions (1)	% Holding post- Transactions	Pre- Transactions	Post- Transactions	Pre- Transactions	Post- Transactions
Brookfield Property Partners L.P.	—	0%	0%	—	—	—	—
Brookfield Retail Holdings VII LLC	79,094,965	8%	0%	695	—	5	—
BW Purchaser LLC	12,989,228	1%	0%	114	—	1	—
New GGP Warrants LLC	28,573,419	3%	0%	251	—	2	—
Brookfield Retail Holdings Warrants LLC	24,063,298	3%	0%	211	—	2	—
Brookfield Retail Holdings II Sub III LLC	351,958	0%	0%	3	—	—	—
Brookfield Retail Mall LLC	2,577,297	0%	0%	23	—	—	—
BPY Retail I LLC	45,890,612	5%	0%	403	—	3	—
BPY Retail V LLC	70,114,877	7%	0%	616	—	4	—
New Brookfield BPY Retail Holdings II LLC	6,985,772	1%	0%	61	—	—	—
Brookfield BPY Retail Holdings II Subco LLC	53,000,412	6%	0%	466	—	3	—
Brookfield Retail Holdings VII Sub 3 LLC	—	0%	57%	—	4,772	—	34

(1)	Based upon beneficial ownership as of March 31, 2018.
(2)	Based upon a total net book value of $8,417 million as of March 31, 2018.
(3)	Based upon net income attributable to common stockholders of $60 million for the three months ended March 31, 2018.

A primary benefit of the Transactions, including the merger, to each unaffiliated GGP common stockholder will be the right of such GGP stockholders to receive for each share of GGP common stock, through the pre-closing dividend and the merger, $23.50 in cash or one (1) share of class A stock or one BPY unit, which represents an increase of $0.50 per share from the $23.00 per share price originally proposed by BPY on November 13, 2017, and a premium over the closing price per share of GGP common stock on November 6, 2017, the last trading day before market speculation about the merger occurred, and March 23, 2018, the last trading day before the date of the announcement of the signing of the merger agreement, of approximately 24% and 11%, respectively. In addition to receiving a portion of the Transactions consideration in cash, thereby allowing them to realize immediate liquidity and certainty of value for a portion of their investment, unaffiliated GGP common stockholders through their ability to elect to receive class A stock and/or BPY units will have an opportunity to participate and share in the potential future revenues of the combined company.

Detriments of the Transactions, including the merger, to the unaffiliated GGP common stockholders include the fact that there is uncertainty as to the value and form of the consideration to be paid in the Transactions given that the result of unaffiliated GGP common stockholders’ election with respect to the form of the pre-closing dividend will be unknown until after the election deadline and the trading prices of class A stock and BPY units are subject to market volatility, as well as the fact that the receipt of the pre-closing dividend, the merger and the exchange of class A stock for BPY units, if applicable, are expected to be taxable transactions for U.S. federal income tax purposes to certain GGP stockholders, as more fully described under “Material U.S. Federal Income Tax Considerations and Consequences—Material U.S. Federal Income Tax Considerations and Consequences of the Transactions” beginning on page 176 of this joint proxy statement/prospectus.

In connection with the Transactions, including the merger, the Parent parties and the Brookfield filing persons will receive benefits and be subject to obligations that are different from, or in addition to, the benefits received by GGP’s stockholders generally. The primary benefits of the Transactions, including the merger, to the Parent parties and the Brookfield filing persons will be that BPY will obtain control with respect to equity ownership and voting power of BPR, and that the interest of BPY in BPR’s potential future earnings and growth could be substantial if the Parent parties and the Brookfield filing persons successfully execute their business strategies.

Detriments of the Transactions, including the merger, to the Parent parties and the Brookfield filing persons include the fact that the majority of the risk of any possible decrease in BPR’s earnings, growth or value following the Transactions, will be borne by the Parent parties and the Brookfield filing persons, as well as the ownership dilution of current BPY unitholders as a result of the issuance of BPY units to unaffiliated GGP common stockholders who make an election to receive BPY units pursuant to the merger agreement.

In connection with the Transactions, including the merger, certain members of GGP’s management will receive benefits and be subject to obligations that are different from, or in addition to, the benefits and obligations of GGP’s stockholders generally, as described in more detail under “—Interests of GGP’s Directors and Executive Officers in the Transactions” beginning on page 137 of this joint proxy statement/prospectus. Such incremental benefits are expected to include, among others, the treatment of the equity awards, which many GGP directors and executive officers hold, including the consideration to be received by holders of those awards in connection with the Transactions.

The GGP common stock and GGP’s pre-existing series A preferred stock are currently registered under the Exchange Act and are traded on the NYSE under the trading symbols “GGP” and “GGP PrA,” respectively. In connection with the Transactions, it is expected that the GGP common stock will cease to be quoted on the NYSE, and following the consummation of the Transactions, price quotations with respect to sales of GGP common stock in the public market will no longer be available. In addition, it is expected that registration of the GGP common stock under the Exchange Act will be terminated. The class A stock is currently not traded or quoted on a stock exchange or quotation system. In connection with the consummation of the Transactions, the class A stock is expected to be listed for trading on the NASDAQ under the trading symbol “BPR,” and the new series A preferred stock is expected to be listed for trading on the NASDAQ under the trading symbol “BPRAP.” However, in the event that all shares of class A stock are exchanged for BPY units in the BPY unit exchange, there may not be publicly traded class A stock. BPY has applied to list the BPY units to be issued to unaffiliated GGP common stockholders in connection with the Transactions on the TSX. Such listing is subject to the approval of the TSX in accordance with its applicable listing requirements. BPY also intends to apply to list the BPY units to be issued to GGP common stockholders in connection with the Transactions on the NASDAQ.

The GGP charter will be amended in the Transactions to read in its entirety in the form attached as Annex B to this joint proxy statement/prospectus, and, as so amended, will be the certificate of incorporation of BPR following the consummation of the Transactions until thereafter amended in accordance with its terms and Delaware law. The GGP bylaws will be amended in the Transactions, in the form attached as Annex C to this joint proxy statement/prospectus, and, as so amended, will be the bylaws of BPR following the consummation of the Transactions until thereafter amended in accordance with its terms, the amended charter and Delaware law.

Financing Arrangements

Commitment Letter

On March 26, 2018, substantially concurrently with the execution and delivery of the merger agreement, BPY Sub 3, an affiliate of BPY, entered into the commitment letter, a copy of which is being filed as an exhibit to this joint proxy statement/prospectus and which we refer to as the commitment letter, with certain financial institutions party thereto as joint lead arrangers and joint book runners, including Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc. and Royal Bank of Canada, each as initial lead arrangers and initial lenders, as applicable, which we refer to collectively as the commitment parties, whereby the commitment parties committed to provide, on a several but not joint basis, a $7.875 billion senior secured bridge term loan facility, which we refer to as the bridge facility, a $1.5 billion senior secured revolving credit facility, which we refer to as the revolving facility, a $1.5 billion senior secured term A-1 loan facility, which we refer to as the term A-1 loan facility and a $2.0 billion senior secured term A-2 loan facility, which we refer to as the term A-2 loan facility, in connection with the Transactions, in each case subject to the terms and conditions contained in the commitment letter.

The commitment letter sets out the principal terms of the term A-1 loan facility, the term A-2 loan facility, the bridge facility and the revolving facility, including the permitted use of proceeds thereof. The funding of each of the facilities is subject to customary conditions precedent for acquisition financings similar to the Transactions, including entry into definitive credit documentation and the completion of the merger. The bridge facility, in particular, will only be funded to the extent that as of the date of the charter amendments closing certain merger-related consents are not received, certain new property financings are not consummated, certain asset sales are not consummated and/or a term B loan facility is not successfully syndicated.

Credit Agreement

On or prior to the date of the charter amendments closing, certain of GGP’s and BPY’s affiliates expect to enter into a credit agreement and related loan documentation, which we refer to collectively as the definitive loan documents, documenting the bridge facility, if funded, the term A-1 loan facility, the term A-2 loan facility and the revolving facility, pursuant to which the lenders thereunder will provide up to (i) $7.785 billion in bridge loans to GGP Nimbus, LP, which we refer to as Nimbus, GGP Limited Partnership, which we refer to as Cumulus, and/or certain of GGP’s subsidiaries, which may refer to newly formed subsidiaries formed at the direction of BPY, which subsidiaries we refer to as sellco, (ii) $2.0 billion in term A-1 loans to BPY Sub 3, Nimbus, Cumulus and/or sellco, (iii) $1.5 billion in term A-2 loans to BPY Sub 3, Nimbus, Cumulus and/or sellco and (iv) $1.5 billion in revolving loans to GGP and certain of its subsidiaries, including one or more of Nimbus, Cumulus, GGPOP, GGPLP Real Estate 2010 Loan Pledgor Holding, LLC, GGPLPLLC 2010 Loan Pledgor Holding, LLC, GGPLP 2010 Loan Pledgor Holding, LLC and/or GGPLP L.L.C. We refer to these entities collectively in this joint proxy statement/prospectus as the borrowers.

The bridge facility, if funded, the term A-1 facility, the term A-2 facility and the revolving facility will be guaranteed by the borrowers, with respect to the obligations of each other borrower, GGP LLC, GGP Real Estate Holding I, Inc., which we refer to as Holding I, Holding II and GGP Limited Partnership II, which we refer to as GGP LP II. We refer to these entities collectively in this joint proxy statement/prospectus as the guarantors.

The bridge facility, if funded, term A-1 loan facility, term A-2 loan facility and the revolving facility will each be secured by a first priority security interest in substantially all assets of the borrowers and the guarantors with customary exceptions and exclusions for credit facilities of this type, including a carve-out for any equity pledges not permitted by certain other contracts.

Wells Fargo Bank, National Association, will act as the administrative agent and collateral agent under the definitive loan documents.

The initial term of the A-1 loan facility will be three (3) years, with a single one (1)-year extension option subject to customary conditions. The initial term of the A-2 loan facility will be five (5) years. The initial term of the revolving facility is four (4) years, with a single one (1)-year extension option subject to customary conditions. The initial term of the bridge facility will be 365 days, subject to a single six (6)-month extension option subject to customary conditions, including a reduction in outstanding principal to a specified amount.

The definitive loan documents will include representations and warranties, affirmative covenants, negative covenants and events of default, in each case customary for REIT credit facilities for borrowers of similar size and with similar credit ratings as GGP. In particular, GGP will covenant under the definitive loan documents to maintain a fixed charge coverage ratio, a total net indebtedness to value ratio and a combined recourse indebtedness to value ratio.

Interest under the definitive loan documents with respect to the term A-1 loan facility, the term A-2 loan facility and the revolving facility will be based upon LIBOR or an alternate base rate, depending on the type of loan, plus an applicable margin that may vary between 2.00% and 2.50% and 1.00% and 1.50%, respectively, based upon the total net indebtedness to value ratio of GGP, calculated quarterly. Unused commitments under the revolving facility will be subject to a customary commitment fee. Interest under the definitive loan documents with respect to the bridge facility will begin at LIBOR or an alternate base rate, plus 2.00% or 1.00%, respectively, and increase over time to the extent that the bridge loans thereunder remain outstanding.

GGP has not definitively set plans or arrangements to finance or repay the loans.

The definitive loan documents may also include a term B loan facility, to the extent arranged and funded as of the date of the charter amendments closing.

Other Financing Transactions

A portion of the financing for the Transactions is expected to be funded using proceeds from the sales of certain joint venture interests and assets, as well as other financing transactions, all as described in more detail in the section entitled “The Merger Agreement—Covenants and Agreements—Pre-Closing Transactions” beginning on page 232 of this joint proxy statement/prospectus. Prior to and simultaneously with entering into the merger agreement, BPY and certain affiliates of BPY entered into equity commitments, in the aggregate amount of approximately $2.8 billion, with four (4) separate investor groups, to enter into with such parties at the closing of the Transactions, separate joint venture arrangements covering approximately 35 assets.

Governance of BPR Following the Transactions

The BPR board of directors is expected to be identical to the board of directors of the BPY general partner. BPY and BPR are expected to share a management team, with BPR being managed by BAM under a new master services agreement. Certain employees of GGP may be employed by BAM in connection with the management of BPR. See “Special Factors—Governance of BPR Following the Transactions” beginning on page 131 of this joint proxy statement/prospectus.

Board of Directors of BPR Following the Transactions

Under the terms of the merger agreement, as of the effective time of the merger, the BPR board will consist of the directors selected by BPY, which directors will be approved by the GGP board prior to the effective time of the merger. It is expected that the members of the board of directors of the BPY general partner will comprise the BPR board after the effective time of the merger. The current members of the board of directors of the BPY general partner, and the expected directors of the BPR board after the effective time of the merger, which we refer to as the BPR board nominees, are: (i) Jeffrey M. Blidner (age 70), (ii) Dr. Soon Young Chang (age 59), (iii) Richard Clark (age 60), (iv) Omar Carneiro da Cunha (age 71), (v) Stephen DeNardo (age 65), (vi) Louis Joseph Maroun (age 67), (vii) Lars Rodert (age 56) and (viii) Lisa M. Shalett (age 51). In connection therewith, the current directors of GGP will resign from the GGP board to be effective as of the effective time of the merger, provided that Mr. Clark, who currently is a director on the GGP board, is expected to resign with the other GGP directors and then be appointed to the BPR board along with the other BPR board nominees.

Effective as of the effective time of the merger, each of the BPR board nominees will serve as a member of the BPR board until the next annual meeting of stockholders following the merger and until a successor is duly elected and qualified or until such director’s earlier death, resignation, retirement or removal from office. None of the BPR board nominees have been involved in any legal proceedings that would require disclosure under Item 401(f) of Regulation S-K under the Securities Act. For a description of the biographical information of the BPR board nominees, see “Certain Information Concerning the Parent Parties and the Brookfield Filing Persons—The Parent Parties and BPY General Partner—BPY General Partner” beginning on page 250 of this joint proxy statement/prospectus.

Director Independence

NASDAQ listing rules require that a majority of the board of directors of a company listed on NASDAQ be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of such company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The BPY general partner’s board has determined that, upon the consummation of the merger, Dr. Chang, Mr. Carneiro da Cunha, Mr. DeNardo, Mr. Rodert, Mr. Maroun and Ms. Shalett, are expected to be independent directors under the NASDAQ listing rules.

Committees of the BPR Board

The BPR board nominees are expected to serve on the same committees that they serve in their capacity as directors of the BPY general partner as follows: (i) the audit committee would be comprised of Mr. DeNardo, Ms. Shalett and Mr. Maroun, and (ii) the governance and nominating committee would be comprised of Mr. Carneiro da Cunha, Mr. Rodert and Mr. Maroun. The function currently served by the GGP compensation committee will instead be undertaken pursuant to arrangements contemplated by the Master Services Agreement. Director compensation arrangements will be determined at the time of or following the merger.

Master Services Agreement

This section describes the material terms of the master services agreement, which will be executed concurrently with the closing of the Transactions. The description of the master services agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the master services agreement, a form of which is being filed as an exhibit to this joint proxy statement/prospectus and is incorporated by reference herein. You are encouraged to read the master services agreement carefully and in its entirety.

At the time of the closing of the Transactions, GGP and GGPOP, which we refer to as the service recipients, will enter into a master services agreement. Pursuant to the terms of the master services agreement, certain subsidiaries of BAM and any other affiliate of BAM that is appointed to act as a service provider or to whom any service provider has subcontracted for the provision of such services, which we refer to as the service providers, will agree to provide or arrange for other service providers to provide management and administration services to the service recipients.

Appointment of the Service Providers and Services Rendered

Under the master services agreement, the service recipients will appoint the service providers to provide or arrange for the provision of the following services:

•	supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•	providing overall strategic advice to the service recipients including advising with respect to the expansion of their business into new markets;

•	supervising the establishment and maintenance of books and records;

•	identifying and recommending to the service recipients acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•	recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to the service recipients suitable candidates to serve on their governing bodies or the governing bodies of any entities in which GGPOP directly or indirectly holds interests and that directly or indirectly hold GGPOP’s real estate assets other than entities in which GGPOP holds interests for investment purposes only of less than 5% of the equity securities, which we refer to as the operating entities;

•	making recommendations with respect to the exercise of any voting rights to which the service recipients are entitled in respect of the operating entities;

•	making recommendations with respect to the payment of dividends by the service recipients or any other distributions by the service recipients, including distributions by BPR to BPR’s stockholders;

•	monitoring and/or oversight of the applicable service recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a service recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

•	attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a service recipient, subject to approval by the relevant board of directors or its equivalent;

•	supervising the making of all tax elections, determinations and designations, the timely calculation and payment of taxes payable and the filing of all tax returns due, by each service recipient;

•	supervising the preparation of the service recipients’ annual consolidated financial statements, quarterly interim financial statements and other public disclosure;

•	making recommendations in relation to and effecting the entry into insurance of each service recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for BPR only for purposes of applicable securities laws;

•	providing individuals to act as senior officers of the service recipients as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent;

•	providing advice, when requested, to the service recipients regarding the maintenance of compliance with applicable laws and other obligations; and

•	providing all such other services as may from time to time be agreed with the service recipients that are reasonably related to the service recipient’s day-to-day operations.

The service providers’ activities will be subject to the supervision of the BPR board and each governing body of the other service recipients, as applicable. The relevant governing body will remain responsible for all investment and divestment decisions made by the service recipient.

Any service provider may, from time to time, appoint an affiliate of BAM to act as a new service provider under the master services agreement, effective upon the execution of a joinder agreement by the new service provider.

Base Management Fee

Pursuant to the master services agreement, BPR will pay an annual base management fee to the service providers equal to 1.25% of the total capitalization of BPR, subject to certain adjustments. The total capitalization value of BPR will be equal to the aggregate of the value of all of the outstanding class A stock of BPR and the securities of BPR, GGPOP and any other direct or indirect subsidiary of GGPOP that are not held by BPR, GGPOP, the operating entities, any other direct or indirect subsidiary of GGPOP, BPY, the BPY Property Partnership and certain other affiliates of BPY, plus all outstanding third party debt with recourse against BPR, GGPOP and any other direct or indirect subsidiary of GGPOP, less all cash held by such entities. For the first twelve (12) months following the closing of the Transactions, BAM has agreed to waive management fees payable by BPR and the incremental management fees BPY would otherwise be required to pay in respect of the units issued in exchange for GGP common stock.

For any quarter in which the BPR board determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on class A stock of BPR, the service recipients may elect to pay all or a portion of the base management fee in class A stock of BPR, subject to certain conditions. The base management fee will be calculated and paid on a quarterly basis.

To the extent that under any other arrangement the service recipients make a payment that is determined to be comparable to the base management fee payable by BPR, the base management fee payable by BPR will be reduced on a dollar for dollar basis by the comparable base management fee, subject to certain limitations. In addition, to the extent that there are any residual fees, comparable to the base management fees payable by BPR, that are not used to reduce the base management fees payable by BPY, the base management fee payable by BPR will be reduced on a dollar for dollar basis by such residual fees.

Reimbursement of Expenses and Certain Taxes

The service recipients will reimburse the service providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services, including those of any third party. However, the service recipients will not be required to reimburse the service providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such service recipients or overhead for such persons.

The relevant service recipient will reimburse the service providers for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses will include, among other things: (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any service recipient in respect of services; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a service recipient in respect of services; (iv) amounts owed by the service providers under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to BPR’s financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to a service recipient; (vi) any other fees, costs and expenses incurred by the service providers that are reasonably necessary for the performance by the service providers of their duties and functions under the master services agreement and (vii) fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any asset or business that is made or proposed to be made. Such additional fees, expenses and costs will represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to the master services agreement.

The service recipients will also be required to pay or reimburse the service providers for all sales, use, value added, goods and services, harmonized sales, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the master services agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the service providers, which are personal to the service providers.

BAM Consent Right

Prior to the issuance by BPR of any shares of class A stock of BPR, BPR will be required, for as long as BAM is a party to the rights agreement, to obtain the consent of BAM. The rights agreement will terminate on the twentieth anniversary of the merger, except as described in the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page 241 of this joint proxy statement/prospectus.

Assignment

The master services agreement will not be assignable by the service providers without the prior written consent of BPR except that (i) any service provider may subcontract or arrange for the provision of services by another service provider, provided that the service providers remain liable under the agreement, and (ii) any of the service providers may assign the agreement to an affiliate or to a person that is its successor by way of merger, amalgamation or acquisition of the business of the service provider.

Termination

The master services agreement will continue in perpetuity until terminated in accordance with its terms. However, the service recipients may terminate the master services agreement upon written notice of termination from BPR to the service providers if any of the following occurs:

•	any of the service providers defaults in the performance or observance of any material term, condition or covenant contained in the master services agreement in a manner that results in material harm to the service recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to such service provider;

•	any of the service providers engages in any act of fraud, misappropriation of funds or embezzlement against any service recipient that results in material harm to the service recipients;

•	any of the service providers is grossly negligent in the performance of its obligations under the master services agreement and such gross negligence results in material harm to the service recipients; or

•	certain events relating to the bankruptcy or insolvency of each of the service providers.

The master services agreement does not provide the service recipients with a right to terminate for any other reason, including if any of the service providers or BAM experiences a change of control. The BPR board may only terminate the master services agreement with the prior unanimous approval of the independent directors.

The master services agreement will expressly provide that the master services agreement may not be terminated by the BPR board due solely to the poor performance or the underperformance of any of BPR’s operations.

The service providers will be able to terminate the master services agreement upon written notice of termination to the service recipients if any service recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the service providers and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the service recipient. The service providers will also be able to terminate the master services agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of the service recipients.

Indemnification and Limitations on Liability

Under the master services agreement, the service providers will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the service recipients take in following or declining to follow the advice or recommendations of the service providers. In addition, under the master services agreement, the service providers and the related indemnified parties will not be liable to the service recipients for any act or omission, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, conduct that the indemnified person knew was unlawful. The maximum amount of the aggregate liability of the service providers or any of their affiliates, or of any director, officer, agent, subcontractor, contractor, delegate, member, partner, shareholder, employee or other representative of the service providers or any of their affiliates, will be equal to the amounts previously paid by the service recipients in respect of services pursuant to the master services agreement in the two most recent calendar years. The service recipients will agree to indemnify the service providers, their affiliates, directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with BPR’s respective businesses, investments and activities or in respect of or arising from the master services agreement or the services provided by the service providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Other Activities

The master services agreement will not prohibit the service providers or their affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with the service recipients.

U.S. Investment Advisers Act of 1940

Brookfield Asset Management Private Institutional Capital Adviser US, LLC, which we refer to as BAM PIC US, one of the service providers under the master services agreement, is registered as an investment adviser under the U.S. Investment Advisers Act of 1940. As such, BAM PIC US is subject to the rules and regulations applicable to registered investment advisers.

BAM PIC US is under common control with certain BAM advisory affiliates which are not currently registered under the U.S. Investment Advisers Act of 1940. Investment professionals performing services on behalf of BAM PIC US that may be employed by such advisory affiliates are subject to the supervision of BAM PIC US. In addition to these investment professionals, BAM PIC US also uses other personnel, resources and administrative services of its advisory and non-advisory affiliates.

Additional information regarding BAM PIC US is set forth in its Form ADV. A copy of Part 1 and Part 2A of the BAM PIC US Form ADV is available on the SEC’s website (www.adviserinfo.sec.gov).

Incentive Distributions

In addition to the fees payable under the master services agreement, an affiliate of BAM will also be entitled to receive incentive distributions based on an amount by which quarterly distributions on the class A stock and GGPOP series K preferred units exceed specified target levels. These distributions will be in the same amounts as the incentive distributions that an affiliate of BAM is entitled to receive from the BPY property partnership but may be reduced from time to time as a result of comparable fees being paid by affiliates of BPY or BPR to other members of the BAM group. For more information, refer to the section entitled “Description of BPY Units—Distributions” beginning on page 301 of this joint proxy statement/prospectus.

Joint Governance Agreement

GGP, BPY, the BPY general partner and BPI expect to enter into the joint governance agreement, a form of which is being filed as an exhibit to this joint proxy statement/prospectus.

Pursuant to the joint governance agreement, BPI will have the right to designate candidates to be nominated for election to each directorship subject to election at any meeting of BPR stockholders, and BPR will include such nominees in its proxy statements without BPI having to comply with the generally applicable provisions of the amended bylaws regarding notice of stockholder nominations. It is expected that the joint governance agreement will provide that BPR and the BPY general partner will nominate an identical board of directors, except in limited circumstances. Each of the BPY general partner and BPR will have the right to expand its respective board of directors to add additional non-overlapping independent members if it determines that the addition of non-overlapping board members is necessary to address or otherwise resolve a conflict of interest arising from its relationship with the other entity. In addition, at BPI’s sole discretion, BPI will have the option to cause each of the BPY general partner and BPR to expand the size of their respective boards, and to nominate one or more additional independent directors to fill the directorship created by such expansion.

To the extent permitted by law, the joint governance agreement is expected to require the BPR board to set the record date and payment date for dividends with respect to shares of class A stock on identical dates to the record date and payment date set by the BPY general partner for distributions with respect to BPY units.

Additionally, BPR stockholders will be allowed to attend meetings of both BPR stockholders and BPY unitholders, if any.

Interests of GGP’s Directors and Executive Officers in the Transactions

In considering the recommendation of the special committee and the GGP board with respect to the proposed Transactions, you should be aware that directors and executive officers of GGP may have certain interests in the Transactions that may be different from, or in addition to, the interests of GGP common stockholders generally. The special committee and the GGP board were aware of and considered these interests, among other matters, in evaluating and, in the case of the special committee, negotiating the merger agreement and the Transactions and in recommending that the merger agreement be adopted by the GGP common stockholders. These interests are described in more detail below. In addition, one of GGP’s executive officers entered into a new arrangement with BAM with respect to the terms of his employment with BAM following the closing of the Transactions, which is described in more detail below. GGP’s other executive officers also may enter into new arrangements related to their compensation following the closing of the Transactions, but the terms of such arrangements, if any, have not yet been determined.

Treatment of GGP Equity Awards

GGP’s directors and executive officers hold GGP equity awards, which will generally be subject to the treatment described below. Certain terms used in this discussion are defined at the end of this section.

GGP in-the-money options. Each GGP in-the-money option that is outstanding immediately prior to the effective time of the charter amendments, whether vested or unvested, will be cancelled and terminated at the effective time of the charter amendments and its holder will be deemed to receive a number of shares of GGP common stock (rounded down to the next lower whole number after aggregating all such shares deemed held by such holder) equal to (i) the product of (a) the number of shares of GGP common stock subject to such GGP in-the-money option multiplied by (b) the excess of the equity award aggregate cash equivalent amount over the per-share exercise price applicable to such GGP in-the-money option divided by (ii) the equity award aggregate cash equivalent amount. Each such deemed share of GGP common stock will be deemed to have elected to receive cash for purposes of the pre-closing dividend and will be entitled to receive, promptly following the effective time of the charter amendments, the pre-closing dividend and the per share merger consideration, in each case less applicable withholding taxes.

GGP out-of-the-money options. Immediately prior to the effective time of the merger, each GGP out-of-the-money option, whether vested or unvested, will be converted into an option in respect of a number of BPY units (rounded down to the next lower whole number after aggregating all such BPY units for the same holder of GGP out-of-the-money options) equal to the product of (i) the number of shares of GGP common stock subject to such GGP out-of-the-money option and (ii) the equity award aggregate stock equivalent amount. The exercise price per BPY unit for each such converted option will be equal to the quotient obtained by dividing (i) the exercise price per share of GGP common stock under such GGP out-the-money option by (ii) the equity award aggregate stock equivalent amount, with any fractional cents rounded up to the next higher $0.0001. These adjustments will be made in a manner consistent with the requirements of Section 409A (and, if applicable, Section 424) of the Code. Each such converted option will have generally the same terms and conditions as applied to the underlying GGP out-of-the-money option except that it will fully vest and become exercisable upon an involuntary termination during the two-year period following the effective time of the merger.

GGP restricted stock. At the effective time of the merger, each share of GGP restricted stock granted prior to January 1, 2018 will be cancelled and converted (with shares of GGP restricted stock subject to performance conditions converted based on the target level of performance and with the effective time of the merger constituting the “Valuation Date” set forth in the applicable award agreement) into the right to receive (i) for each share of GGP restricted stock subject to performance conditions, the aggregate amount of dividends in respect of such share of GGP restricted stock previously placed into escrow, (ii) a cash amount equal to the equity award average cash amount, less applicable withholding taxes, and (iii) a fraction of a number of shares of restricted class A stock equal to one minus the percentage calculated by dividing (a) the equity award average cash amount by (b) $23.50. Any fractional shares of converted restricted stock will be rounded down to the next lower whole number of shares after aggregating all such converted restricted stock held by the same holder.

At the effective time of the merger, each share of GGP restricted stock granted during 2018 will be cancelled and converted, for each holder of GGP restricted stock, into the right to receive a number of shares of converted restricted stock equal to the product of (i) the number of shares of GGP restricted stock held by such holder (with shares of GGP restricted stock subject to performance conditions deemed earned based on the target level of performance and with the effective time of the merger constituting the “Valuation Date” set forth in the applicable award agreement) and (ii) the equity award aggregate stock equivalent amount. Each such share of GGP restricted stock will not receive any of the cash consideration in the pre-closing dividend or the per share merger consideration. Any fractional shares of converted restricted stock will be rounded down to the next lower whole number of shares after aggregating all such shares of converted restricted stock held by the same holder.

Converted restricted stock will have generally the same terms and conditions as applied to the underlying GGP restricted stock, except that (i) shares of converted restricted stock in respect of shares of GGP restricted stock subject to performance conditions will be subject only to time-based vesting and (ii) each share of converted restricted stock will fully vest upon an involuntary termination during the two-year period following the effective time of the merger.

GGP FV LTIPs. For each GGP FV LTIP subject to performance conditions, the effective time of the charter amendments will be treated as a “Change of Control” and the “FV LTIP Full Participation Date” (each as defined in the GGPOP partnership agreement and/or the applicable award agreement), and such GGP FV LTIPs will be deemed earned based on the target level of performance and treated as time-vesting GGP FV LTIPs as described below. The Distribution Catch-Up LTIP Units (as defined in the applicable award agreement) tranche for each award of GGP FV LTIPs subject to performance conditions will be “trued up” to reflect prior distributions by GGPOP, and any cash payment necessary to fully pay prior distributions in accordance with the terms of such GGP FV LTIPs will be paid.

Each GGP FV LTIP will participate in the special distribution from GGPOP in connection with the Transactions in the same manner as the common units of GGPOP. For any unvested GGP FV LTIP, the equity portion of the special distribution will be subject to the same vesting terms as the GGP FV LTIP, except that it

(i) will be subject only to time-based vesting, even if the underlying GGP FV LTIP was subject to performance conditions prior to the distribution, and (ii) will fully vest upon an involuntary termination during the two-year period following the effective time of the merger. In addition, it is currently expected that approximately $65,000 (based on the closing price of BPY units on June 18, 2018) will be paid to holders of certain of these GGP FV LTIPs in connection with the Transactions and the associated anticipated tax treatment, of which approximately $45,000 is expected to be paid to GGP executive officers.

The GGP FV LTIPs remaining after the special distribution and any common units of GGPOP into which GGP FV LTIPs were converted prior to the merger will be adjusted to be convertible into a number of GGPOP series K preferred units equal to the quotient of (i) the per share merger consideration the GGP FV LTIPs would have received in the merger if they had converted into common units of GGPOP and been exchanged for shares of GGP common stock prior to the merger divided by (ii) the BPY unit closing price.

The LTIP Unit Redemption Right (as defined in the GGPOP partnership agreement) will be adjusted to relate to GGPOP series K preferred units, and the shares exchangeable upon exercise of the LTIP Unit Redemption Right will be shares of class A stock (with the cash amount payable upon redemption relating to the trading price of the class A stock).

GGP AO LTIPs. GGP AO LTIPs will not participate in the special distribution from GGPOP in connection with the Transactions. GGP AO LTIPs will be cancelled in connection with the Transactions, and BPY will cause one of its subsidiaries to issue substitute awards with comparable economic terms as the existing GGP AO LTIPs. The substitute awards will be convertible into equity interests of the BPY subsidiary that are exchangeable for BPY units or an equivalent cash amount pursuant to a redemption right similar to the LTIP Unit Redemption Right. The substitute awards will fully vest upon an involuntary termination during the two-year period following the effective time of the merger.

Certain exceptions. Notwithstanding the foregoing description of the treatment of GGP equity awards, pursuant to the merger agreement, outstanding GGP equity awards that are governed by existing “single-trigger” change in control provisions will generally be governed by their existing terms. Mr. Mathrani is party to an employment agreement with GGP, which we refer to as the 2015 Employment Agreement, that provides for accelerated vesting of his outstanding equity awards upon a “change in control” of GGP. The Transaction will constitute a “change in control” as defined in the 2015 Employment Agreement. Accordingly, Mr. Mathrani’s GGP in-the-money options, all of which are already fully vested, will receive the treatment generally applicable to GGP in-the-money options. His shares of GGP restricted stock will vest in full (with any performance conditions deemed met at target) immediately prior to the effective time of the charter amendments and will receive the same consideration in the Transactions as other shares of GGP common stock that make the same cash or stock election as the election made by Mr. Mathrani. Mr. Mathrani’s GGP FV LTIPs will vest in full immediately prior to the effective time of the charter amendments and will otherwise receive the treatment generally applicable to GGP FV LTIPs. Pursuant to the merger agreement, Mr. Mathrani will forfeit his out-of-the-money GGP AO LTIPs. Any in-the-money GGP AO LTIPs held by Mr. Mathrani will vest in full immediately prior to the effective time, net settle for GGP FV LTIPs and receive the treatment generally applicable to GGP FV LTIPs. As of the date of this joint proxy statement/prospectus, and assuming that the value of the consideration applicable to GGP FV LTIPs is $23.16, all of Mr. Mathrani’s GGP AO LTIPs are out of the money.

Pursuant to the merger agreement, outstanding GGP equity awards that are held by recently hired or departed executives, including Messrs. Berman and Fear, will generally be governed by their existing terms. Mr. Fear commenced employment with GGP on November 6, 2017. Accordingly, Mr. Fear’s equity awards, which consist entirely of shares of GGP restricted stock, will be converted into equivalent restricted stock awards of class A stock (with any performance conditions deemed met at target). His existing shares of GGP restricted stock that are subject to performance-based vesting provide that such shares of GGP restricted stock (and, consequently, the converted restricted stock award in respect of such shares of GGP restricted stock) will vest upon a qualifying termination of employment (meaning a termination without “cause,” for “good reason” or as a result of his “retirement,” death or “disability,” each as defined in the applicable award agreement) within one year after closing. Mr. Fear’s other equity awards do not contain this “double-trigger” vesting.

Mr. Berman retired from GGP on March 1, 2018. In connection with his retirement, Mr. Berman entered into a retirement arrangement with GGP, which we refer to as the retirement arrangement, that provides for (i) forfeiture of equity awards subject to performance-based vesting upon his retirement and (ii) continued vesting through March 1, 2020 of equity awards subject only to time-based vesting. Accordingly, Mr. Berman’s GGP options, shares of GGP restricted stock, GGP AO LTIPs and GGP FV LTIPs will be converted into comparable awards with substantially the same terms and will continue to vest through March 1, 2020 pursuant to the terms of his retirement arrangement.

For the value of the accelerated vesting of unvested equity awards held by GGP’s named executive officers, see the below section entitled “—Information for Advisory Vote on Transaction-Related Compensation for the GGP Named Executive Officers.” Based on the same assumptions described below in the section entitled “—Information for Advisory Vote on Transaction-Related Compensation for the GGP Named Executive Officers,” including for the directors a termination of service, and for the executive officers an involuntary termination immediately following the closing of the Transactions, the estimated aggregate value of accelerated vesting of unvested equity awards held by GGP directors is $98,358 and the estimated aggregate value of accelerated vesting of unvested equity awards held by GGP executive officers (excluding named executive officers) is $4,336,462 (which includes the estimated value of payments to holders of GGP FV LTIPs in connection with the Transactions and the associated anticipated tax treatment, as described above).

Equity award terminology. The list below sets forth the meanings of certain terms used in the description of the treatment of GGP equity awards.

•	BPY unit closing price is calculated as the volume weighted average of the trading prices of BPY units on the NASDAQ on the five (5) trading days ending on the day that is three (3) trading days prior to the effective time of the charter amendments (rounded to the nearest $0.001).

•	equity award aggregate cash equivalent amount is the amount (rounded to the nearest $0.001) equal to the sum of (i) the equity award average stock amount plus (ii) equity award average cash amount.

•	equity award aggregate stock equivalent amount is the number (rounded to the nearest 0.001) of BPY units equal to (i) the equity award average stock consideration plus (ii) the quotient of (a) the equity award average cash amount divided by (b) the BPY unit closing price.

•	equity award average cash amount is the value (rounded to the nearest $0.001) of the aggregate cash consideration that would be paid in respect of each share of GGP common stock (other than shares of GGP restricted stock but including the number of shares of GGP common stock deemed received in respect of GGP in-the-money options) in connection with (i) the pre-closing dividend, assuming that every share makes a cash election and the form of consideration is prorated in accordance with the merger agreement, and (ii) the per share merger consideration.

•	equity award average stock amount is the value (rounded to the nearest $0.001) equal to (i) the equity award average stock consideration multiplied by (ii) the BPY unit closing price.

•	equity award average stock consideration is the number (rounded to the nearest 0.001) of BPY units equal to the quotient of (i) $23.50 less the equity award average cash amount divided by (ii) $23.50.

•	GGP AO LTIP means a GGP equity award in the form of an appreciation-only partnership LTIP unit.

•	GGP FV LTIP means a GGP equity award in the form of a full value partnership LTIP unit.

•	GGP option means an option to purchase shares of GGP common stock.

•	GGP in-the-money option means a GGP option that was granted prior to January 1, 2018 and has an exercise price that is less than the aggregate value of the pre-closing dividend and per share merger consideration.

•	GGP out-of-the-money option means a GGP option that was granted in 2018 and/or has an exercise price that is equal to or greater than the aggregate value of the pre-closing dividend and per share merger consideration.

Severance Benefits

Pursuant to the 2015 Employment Agreement, Mr. Mathrani is entitled to receive the following payments and benefits upon a termination without “cause” or for “good reason” (each as defined in the 2015 Employment Agreement), subject to his execution and non-revocation of a general release of claims:

•	a cash severance payment equal to two (2) times the sum of his annual base salary plus the value of the last annual cash incentive award paid prior to the termination of his employment, payable in equal monthly installments for two (2) years following the date of termination;

•	a pro rata annual cash incentive award for the year of termination calculated based on the value of the last annual cash incentive award paid prior to termination;

•	any unpaid annual cash incentive award for a fiscal year ending prior to the date of termination;

•	full vesting of his equity awards (which vesting treatment is in addition to the “single-trigger” vesting protection described above); and

•	two (2) years of welfare benefits continuation.

In addition, Mr. Mathrani is also entitled to retain any GGP-owned mobile devices he used during the employment period. The 2015 Employment Agreement also provides that GGP will reimburse Mr. Mathrani for excise taxes and related interest or penalties under Section 4999 of the Code, as well as any income and excise taxes payable by Mr. Mathrani as a result of any reimbursements for such taxes. However, if a reduction in Mr. Mathrani’s payments and benefits of less than 10% would result in no portion of the remaining payments and benefits being “parachute payments” under Section 280G and Section 4999 of the Code, then Mr. Mathrani’s payments and benefits will be reduced by such amount and he will not be entitled to a gross-up payment. We refer to the payments and benefits described in this section, and as set forth in more detail in the 2015 Employment Agreement, as the Severance Benefits.

Each of Messrs. Khan, Fear and Pesin is party to an offer letter with GGP, each of which we refer to as an offer letter. Upon a termination without cause, the offer letters entitle the named executive officers to a lump sum severance payment in an amount equal to one (1) year (or for Mr. Pesin, six (6) months) of base salary and a pro rata annual cash incentive award for the year of termination. The pro rata annual cash incentive award is calculated based on target for Messrs. Khan and Pesin and based on the value of the last annual cash incentive award paid prior to termination for Mr. Fear. For Mr. Fear, the severance payment is subject to his execution and non-revocation of a separation agreement including a general release of claims and restrictive covenants. Mr. Berman retired from GGP on March 1, 2018 and is not entitled to severance benefits in connection with the Transactions.

Each current executive officer of GGP who is not a named executive officer participates in the GGP severance policy, which provides for severance payments upon a termination without cause. Severance payments payable to each such executive officer are equal to twelve (12) weeks of base salary plus four (4) weeks of base salary per year of service, subject to a maximum of fifty-two (52) weeks. In connection with the merger agreement, the severance policy was amended to provide certain minimum payment levels, with the minimum severance payment applicable to executive officers set at six (6) months of base salary.

Based on a hypothetical termination without cause on the closing of the Transactions, which is assumed solely for this purpose to be on May 1, 2018, the estimated aggregate value of severance payments payable to GGP’s three executive officers (excluding named executive officers) is $1,126,096. For the value of severance benefits that may be payable to GGP’s named executive officers, see the below section entitled “—Information for Advisory Vote on Transaction-Related Compensation for the GGP Named Executive Officers.”

New Employment Arrangement between Sandeep Mathrani and BAM

After the signing of the merger agreement, Mr. Mathrani entered into a new employment arrangement with BAM, which we refer to as the BAM Employment Arrangement, which will become effective as of the effective time of the merger. At that time, Mr. Mathrani will become employed by BAM as Vice-Chairman of Brookfield Property Group and Chief Executive Officer of Brookfield Properties|Retail, the successor to GGP’s management operations. Under the BAM Employment Arrangement and in connection with the closing of the Transactions, Mr. Mathrani will receive the cash severance provided in the 2015 Employment Agreement for a termination without “cause” or for “good reason”, as described in the section above entitled “—Severance Benefits.” Following the closing of the Transactions, the terms of Mr. Mathrani’s employment will be comparable to his current employment terms, including an annual salary of $1,200,000, an annual cash bonus target of $3,000,000 and a long-term incentive plan target of $6,000,000. Mr. Mathrani will retain his existing gross-up for any taxes under Section 4999 of the Code relating to the Transactions and will also be entitled to a gross-up for any taxes under Section 409A of the Code relating to the payment of his Severance Benefits. In connection with the commencement of his employment with BAM, Mr. Mathrani will be granted a sign-on award of options in respect of 800,000 BPY units with an exercise price equal to the greater of $22.50 and the price of a BPY unit on the date of grant, which will vest ratably over five years.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, GGP’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors and officers liability insurance policies. Refer to the section entitled “The Merger Agreement—Covenants and Agreements—Directors’ and Officers’ Indemnification and Insurance” beginning on page 231 of this joint proxy statement/prospectus for a description of such ongoing indemnification and insurance coverage.

Information for Advisory Vote on Transaction-Related Compensation for the GGP Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the GGP named executive officers that is based on or otherwise relates to the Transactions. Please note that the amounts indicated below are estimates based on multiple material assumptions which may or may not actually occur or be accurate on the relevant date, including assumptions described below. As a result, the actual amounts, if any, that may become payable to the GGP named executive officers may differ in material respects from the amounts set forth below. For purposes of calculating such amounts, we have assumed:

•	a closing date for the Transactions of May 1, 2018;

•	for each named executive officer who is currently employed with GGP, an involuntary (or for Mr. Fear, a qualifying) termination of employment immediately following the closing of the Transactions;

•	for purposes of valuing the vesting of GGP equity awards, the value per share of GGP common stock is $22.27, which is the estimated value of the total consideration that a share of GGP common stock would receive assuming that every share makes a cash election and the form of consideration is prorated in accordance with the merger agreement (based on a value per BPY unit of $20.37, which is calculated in accordance with SEC rules as the average closing market price of a share of GGP common stock on the NYSE over the first five (5) business days following the public announcement of the signing of the merger agreement); and

•	for purposes of valuing the vesting of GGP equity awards, the value per GGP FV LTIP is $23.16, which equals the assumed value per share of GGP common stock (as calculated above) multiplied by the conversion factor applicable to GGP FV LTIPs pursuant to the GGPOP partnership agreement (1.0397624).

Because SEC rules do not require including tabular disclosure and quantification of compensation from bona fide post-transaction employment, the amounts in the table do not reflect any compensation or benefits set forth in the BAM Employment Arrangement, including Mr. Mathrani’s right to a gross up for taxes incurred under Section 409A of the Code in connection with the payment of the Severance Benefits.

For purposes of this discussion, “single-trigger” refers to benefits that arise solely as a result of the closing of the Transactions and “double-trigger” refers to benefits that require both the closing of the Transactions as well as an involuntary termination within two (2) years following the closing of the Transactions (or for Mr. Fear, a qualifying termination of employment within one (1) year following the closing of the Transactions). Mr. Berman retired from GGP on March 1, 2018 and will not receive compensation based on, or otherwise relating to, the Transactions.

Golden Parachute Compensation
Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Tax Reimbursement (4)	Other (5)	Total
Sandeep Mathrani	$7,086,329	$42,087,502	$29,047	$—	$1,110	$49,203,988
Shobi Khan	1,198,356	8,157,413	—	—	—	9,355,769
Heath Fear	948,904	1,121,120	—	—	—	2,070,024
Richard Pesin	623,630	4,845,616	—	—	—	5,469,246
Michael Berman	—	—	—	—	—	—

(1)	Amounts in this column are payable upon a termination of employment without cause (or for Mr. Mathrani, a termination of employment without “cause” or for “good reason”), regardless of whether the closing of the Transactions occurs. For Mr. Mathrani, the amounts in this column reflect (i) a severance payment equal to two (2) times the sum of his annual base salary plus the value of the last annual cash incentive award paid prior to the termination of his employment, payable in equal monthly installments over two (2) years and (ii) a pro rata annual cash incentive award for the year of termination calculated based on the value of the last annual cash incentive award paid prior to termination. Such payments are subject to Mr. Mathrani’s execution and non-revocation of a general release of claims. For Messrs. Khan, Fear and Pesin, the amounts in this column reflect (i) a lump sum severance payment equal to one (1) year (or for Mr. Pesin, six (6) months) of base salary and (ii) a pro rata annual cash incentive award calculated based on the target value (or for Mr. Fear, based on the value of the last annual cash incentive award paid prior to termination). For Mr. Fear, such payments are subject to his execution and non-revocation of a separation agreement including a general release of claims and restrictive covenants.
(2)	For Mr. Mathrani, the amounts in this column reflect the value of single-trigger accelerated vesting of outstanding and unvested GGP equity awards, as set forth in the table below. For each of the other named executive officers, the amounts in this column reflect the value of double-trigger accelerated vesting of outstanding and unvested GGP equity awards, as set forth in the table below. See the above section entitled “—Treatment of GGP Equity Awards” for a description of the treatment of equity awards held by the named executive officers in connection with the Transactions.

Name	GGP Options	GGP Restricted Stock	AO LTIPs	FV LTIPs
Sandeep Mathrani	$—	$8,826,237	$—	$33,261,265
Shobi Khan	—	2,322,157	—	5,835,256
Heath Fear	—	1,121,120	—	—
Richard Pesin	—	1,354,610	—	3,491,006
Michael Berman	—	—	—	—

(3)	The amount in this column represents the value of two (2) years of welfare benefits continuation to which Mr. Mathrani is entitled upon a termination of employment without “cause” or for “good reason” (each as defined in his 2015 Employment Agreement), regardless of whether the closing of the Transactions occurs but subject to Mr. Mathrani’s execution and non-revocation of a general release of claims.
(4)	Pursuant to his 2015 Employment Agreement, Mr. Mathrani is entitled to reimbursement for excise taxes and related interest or penalties under Section 4999 of the Code, as well as any income and excise taxes payable by Mr. Mathrani as a result of any reimbursements for such taxes (unless a reduction in Mr. Mathrani’s payments and benefits of less than 10% would result in no portion of the remaining payments and benefits being “parachute payments” under Section 280G and Section 4999 of the Code, in which case Mr. Mathrani’s payments and benefits will be reduced by such amount and he will not be entitled to a gross-up payment). Based on the value of Mr. Mathrani’s payments and benefits as estimated for this joint proxy statement/prospectus, Mr. Mathrani is neither entitled to a gross-up nor subject to a cutback in connection with the Transactions.
(5)	The amount in this column represents the value of the GGP-owned mobile devices used by Mr. Mathrani during the employment period (including his cell phone and tablet computers), which Mr. Mathrani is entitled to retain upon a termination of employment without “cause” or for “good reason” (each as defined in his 2015 Employment Agreement), regardless of whether the closing of the Transactions occurs but subject to Mr. Mathrani’s execution and non-revocation of a general release of claims.

Certain Related Party Agreements between GGP and the Brookfield Filing Persons

Certain affiliates of BPY are parties to a standstill agreement with GGP, dated as of November 9, 2010, which we refer to as the standstill agreement, which was entered into in connection with BPY’s initial investment in GGP, a copy of which is being filed as an exhibit to this joint proxy statement/prospectus, and which is incorporated by reference herein. The standstill agreement provides for, among other things, (i) the size of, the minimum number of independent directors on, and the composition of the nominating committee of, the GGP board, (ii) voting for directors and certain other matters, (iii) required approvals for (a) certain change in control transactions and related-party transactions involving BPY and (b) BPY to increase its percentage ownership in GGP above an agreed cap, and (iv) transfers of shares of GGP by BPY. Specifically, the standstill agreement contemplates the following:

•	so long as BPY beneficially owns more than 10% of the outstanding GGP common stock, BPY will support the following principles: the GGP board will have a majority of independent directors, the nominating committee will consist of a majority of members not affiliated with or nominated by BPY, and the GGP board will have nine (9) members not to be increased or reduced, unless approved by 75% of the GGP board;

•	with respect to voting, certain transactions between GGP and certain subsidiaries, on one hand, and certain Brookfield entities, on the other hand, require approval of a majority of disinterested directors; certain change of control transactions involving a stockholder that owns more than 10% of GGP common stock on a fully diluted basis require approval of a majority of disinterested directors and a majority of voting power of the stockholders (other than such 10% or greater stockholder); and in connection with a vote for the election of directors, BPY may vote all of its shares as it wishes with respect to its designees and, with respect to other nominees, may vote 10% of the outstanding GGP common stock as it wishes, but must vote the rest of its shares in proportion to the other stockholders;

•	in connection with any stockholder vote, if the GGP board recommends that stockholders approve the matter, BPY may vote against or in favor of such matter in its sole discretion, and, if the GGP board recommends that the stockholders not approve the matter, BPY may vote (i) against the matter, or (ii) in favor of the matter, provided that if BPY owns more than 30% of the outstanding GGP common stock, BPY must vote its shares in excess of 30% in proportion to votes cast;

•	subject to certain exceptions, BPY may not acquire beneficial ownership of or an economic interest in GGP common stock that is greater than 45% of the outstanding GGP common stock; and

•	unless approved by a majority of independent directors of the GGP board, BPY may not sell or otherwise transfer GGP common stock if the transferee would beneficially own more than 10% of GGP common stock then outstanding, except for (i) transfers to affiliates or third parties that agree to ownership and voting restrictions, (ii) registered offerings that are widely distributed, (iii) Rule 144 sales, (iv) mergers or other transactions approved by the GGP board and a majority of all stockholders and (v) tender offers in which all other stockholders are allowed to sell on the same terms.

The standstill agreement will terminate (i) upon mutual agreement, if approved by a majority of the disinterested directors, (ii) if stockholders other than BPY own more than 70% of shares of GGP common stock then outstanding and BPY owns less than 15% of shares of GGP common stock then outstanding, (iii) if BPY owns less than 10% of shares of GGP common stock then outstanding, (iv) upon a change of control not involving BPY, or (v) upon the sale of all or substantially all of the assets or voting securities of GGP. The standstill agreement will terminate upon consummation of the Transactions in accordance with its terms.

Regulatory Approval

GGP and BPY have determined that the filing of notification and report forms under the Hart-Scott-Rodino Act (or other antitrust laws) will not be necessary to complete the Transactions. However, at any time before or after the merger, the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission, a state attorney general or a foreign competition authority could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking divestiture of substantial assets of GGP, BPY or their respective affiliates. Private parties may also bring legal actions under the antitrust laws under certain circumstances.

Accounting Treatment of the Transactions

BPY

BPY prepares its consolidated financial statements in accordance with IFRS. Prior to the Transactions, BPY reflected its existing interests in GGP common stock, approximately 34% of the total outstanding GGP common stock, as an associate under the equity method of accounting.

In connection with the charter amendments, GGP will be renamed Brookfield Property REIT Inc. The Transactions are expected to result in BPY consolidating BPR effective on the closing date of the merger. The Transactions are expected to be treated as a business combination that is accounted for under the acquisition method of accounting in accordance with IFRS 3, Business Combinations. Accordingly, BPY will recognize the fair value of GGP’s assets acquired and liabilities assumed at closing. The fair value of the net assets acquired is supported by valuation models and transaction values for the acquired assets.

BPY’s existing interest in GGP common stock will be derecognized at such time.

Any shares of class A stock issued in connection with the Transactions, and any income or loss allocable to such holders following the Transactions, will be reflected within non-controlling interests attributable to interests of others in operating subsidiaries and properties in BPY’s consolidated balance sheets and consolidated statements of income, respectively.

BPR

GGP is expected to be the surviving corporation following the merger with Goldfinch. In connection with the charter amendments, the surviving corporation will be renamed Brookfield Property REIT Inc. Although the Transactions will result in a change of control, BPR will remain as the reporting entity. Consequently, BPR will account for the Transactions as equity transactions, and absent an election by BPR to apply push-down accounting, a new basis of accounting will not be reflected within BPR’s financial statements following the Transactions.

The existing class of GGP common stock will be canceled as part of the Transactions. BPY’s and certain of its affiliates’ previous interest in GGP common stock will have been exchanged, on a one-for-one basis, for series B preferred stock pursuant to the Brookfield affiliate exchange.

Following the Transactions, unaffiliated GGP common stockholders who elect to receive shares of class A stock will have the right to exchange each class A share for one BPY unit, or the cash equivalent of one BPY unit, at the election of BPI, in its sole discretion. The shares of class A stock will be recorded separate from permanent equity of BPR within temporary equity as they are redeemable under conditions not under the sole control of BPR.

Listing of Class A Stock

Class A stock is currently not traded or quoted on a stock exchange or quotation system. Following the consummation of the Transactions, class A stock is expected to be listed for trading on the NASDAQ under the trading symbol “BPR.”

Listing of New Series A Preferred Stock

The new series A preferred stock is currently not traded or quoted on a stock exchange or quotation system. Following the consummation of the Transactions, the new series A preferred stock is expected to be listed for trading on the NASDAQ under the trading symbol “BPRAP.”

Listing of Newly Issued BPY Units

BPY has applied to list the BPY units to be issued to unaffiliated GGP common stockholders in connection with the Transactions on the TSX. Such listing is subject to the approval of the TSX in accordance with its applicable listing requirements. BPY also intends to apply to list the BPY units to be issued to unaffiliated GGP common stockholders in connection with the Transactions on the NASDAQ.

Delisting and Deregistration of GGP Common Stock and GGP’s Pre-Existing Series A Preferred Stock

Following the consummation of the Transactions, it is expected that GGP common stock and GGP’s pre-existing series A preferred stock will be deregistered under the Exchange Act and delisted from the NYSE. However, BPR will continue to be subject to the reporting requirements under the Exchange Act.

Restrictions on Sales of Shares of Class A Stock Received in Connection with the Transactions

Following the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, shares of class A stock and new series A preferred stock issued in connection with the Transactions will not be subject to any restriction on transfer arising under the Securities Act or the Exchange Act, except for shares of class A stock or new series A preferred stock issued to any person who may be deemed an “affiliate” of BPR for the purposes of Rule 144 of the Securities Act after the consummation of the Transactions. Persons who may be deemed “affiliates” of BPR generally include individuals or entities that control, are controlled by or are under common control with, BPR and may include the directors and executive officers of BPR as well as its principal stockholders.

This joint proxy statement/prospectus does not cover resales of class A stock or new series A preferred stock received by any person upon the consummation of the Transactions, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale of class A stock or new series A preferred stock.

Restrictions on Sales of BPY Units Received in Connection with the Transactions

All BPY units received by unaffiliated GGP common stockholders as consideration in the Transactions will be freely tradable, except for BPY units received by any person who is deemed an “affiliate” (within the meaning of Rule 144) of BPY at the time (or at any time within 90 days) of the closing of the Transactions. BPY units held by an affiliate of BPY may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This document does not cover resales of BPY units received upon completion of the Transactions by any person, and no person is authorized to make any use of this document in connection with any such resale.

Litigation Relating to the Transactions

Following the announcement of the execution of the merger agreement, lawsuits challenging the Transactions were filed on behalf of putative classes of GGP common stockholders.

On April 10, 2018, a purported GGP common stockholder filed an action captioned Susman v. GGP Inc., et al., and on April 11, 2018, a purported GGP common stockholder filed an action captioned Lowinger v. GGP Inc., et al. Both actions were filed in the Court of Chancery and name as defendants GGP, BPY and the members of the GGP board. On April 19, 2018, the actions were consolidated under the caption In re GGP, Inc. Stockholder Litigation, and the complaint filed in the Susman action was designated the operative complaint in the consolidated action. On May 10, 2018, the plaintiffs filed an amended complaint. The amended complaint alleges generally that the members of the GGP board and BPY breached their fiduciary duties by agreeing to the Transactions following an unfair process and at an unfair price and by soliciting approval of the Transactions by way of the preliminary registration statement on Form S-4 and Form F-4 filed by GGP and BPY, respectively, with the SEC, which the amended complaint alleges to be materially misleading and incomplete. The amended complaint also alleges that GGP and BPY aided and abetted the alleged breaches of fiduciary duties by members of the GGP board. The amended complaint seeks, among other things, injunctive relief, attorney’s and expert fees and expenses, and, if the Transactions are completed, money damages. The plaintiffs moved to expedite their suit and sought a preliminary injunction to block the Transactions. On May 24, 2018, defendants filed motions to dismiss the amended complaint, and the grounds for such motions will be set forth in briefs to be filed in accordance with the schedule agreed to by the parties and/or ordered by the Court of Chancery. On June 1, 2018, defendants filed oppositions to the motion to expedite. On June 8, 2018, the plaintiffs filed a reply brief on their motion to expedite. A hearing on the motion to expedite was scheduled before the Court of Chancery for June 12, 2018. On June 11, 2018, GGP and BPY filed Amendment No. 1 to the preliminary registration statement on Form S-4 and Form F-4, and the plaintiffs withdrew their motion to expedite and request for a preliminary injunction. As a result, the scheduled hearing did not go forward.

On May 3, 2018, a purported GGP common stockholder filed an action in the United States District Court for the District of Delaware captioned Blonstein v. GGP Inc., et al. The Blonstein action names as defendants GGP, BPY and the members of the GGP board. The complaint alleges generally that the members of the GGP board breached their fiduciary duties by agreeing to the Transactions following an unfair process and at a price that undervalues GGP. The complaint also alleges that BPY aided and abetted breaches of fiduciary duties by members of the GGP board. Finally, the complaint alleges that the defendants violated Sections 14(a) and 20(a) of the Exchange Act by filing a preliminary registration statement on Form S-4 and Form F-4, respectively, with the SEC that was each materially misleading and that omitted material facts. The complaint seeks, among other things, injunctive relief, attorney’s and expert fees and expenses, and, if the Transactions are completed, money damages. On June 7, 2018, the plaintiff moved to expedite the suit. On June 11, 2018, GGP and BPY filed Amendment No. 1 to the preliminary registration statement on Form S-4 and Form F-4. On June 12, 2018, the plaintiff withdrew the motion to expedite the suit, and on June 22, 2018, the parties filed a stipulation with the court agreeing to defer the deadline for the defendants to answer or otherwise respond until a date to be agreed-upon after the court appoints a lead plaintiff pursuant to the PSLRA or the GGP stockholder vote on the Transactions, whichever comes latest.

Other potential plaintiffs may file lawsuits challenging the Transactions. The outcomes of the pending actions and any additional future litigation are uncertain. Such litigation, if not resolved, could prevent or delay completion of the Transactions and result in substantial costs to GGP and BPY, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the Transactions is the absence of any court or other governmental authority enacting, issuing, enforcing or entering any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of any Transaction. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Transactions on the agreed-upon terms, then such injunction may prevent the Transactions from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Transactions are completed may adversely affect BPY’s business, financial condition, results of operations and cash flows.

Availability of Documents

The reports, opinions or appraisals referenced in “Special Factors” beginning on page 56 of this joint proxy statement/prospectus will be made available for inspection and copying at the principal executive offices of GGP during its regular business hours by any interested GGP common stockholders or representative who has been designated in writing, and copies may be obtained by requesting them in writing or by telephone from GGP at the address provided in the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus which is incorporated herein by reference.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 163 of this joint proxy statement/prospectus, you should consider carefully the following risks before deciding whether to vote for the proposals presented in this joint proxy statement/prospectus. By voting in favor of the merger proposal, unaffiliated GGP common stockholders will be choosing to invest in BPY units following the completion of the Transactions either (i) directly by holding BPY units or (ii) indirectly through holding shares of class A stock, each of which is intended to provides an economic return equivalent to one BPY unit. Accordingly, you should read and consider the risks associated with each of the businesses of GGP and BPY. Risks related to GGP can be found in GGP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and GGP’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 and risks related to BPY can be found in BPY’s Annual Report on Form 20-F for the year ended December 31, 2017, each of which is incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. Refer to the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus. In addition to the risks set forth below, new risks may emerge from time to time, and it is not possible to predict all risk factors nor can GGP or BPY assess the impact of all factors on the Transactions and BPR and BPY following the Transactions or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Transactions

Unaffiliated GGP common stockholders cannot be sure of the market price of class A stock they may elect to receive as the pre-closing dividend.

Following the consummation of the Transactions, unaffiliated GGP common stockholders may elect to receive shares of class A stock (however, if enough unaffiliated GGP common stockholders elect to receive BPY units, then all those eligible to receive class A stock in connection with the Transactions will receive BPY units instead). Prior to completion of the Transactions, there has not been and will not be established public trading for class A stock. The market price of class A stock following the Transactions will be unknown until the commencement of its trading following completion of the Transactions.

The exchange ratios are fixed and will not be adjusted for changes affecting GGP or BPY, and GGP common stockholders cannot be sure of the value of the aggregate consideration they will receive in the Transactions.

One (1) share of class A stock may be exchanged for one BPY unit in the BPY unit exchange, and the Brookfield voting parties will exchange each share of GGP common stock they hold for one (1) share of series B preferred stock. These exchange ratios are fixed and will not be adjusted to reflect any changes in the trading prices of GGP on the NYSE and BPY on the NASDAQ or TSX between the signing of the merger agreement and the completion of the Transactions.

Completion of the Transactions is subject to many conditions and if these conditions are not satisfied or waived, the Transactions will not be completed.

Completion of the Transactions is subject to many conditions which must be satisfied or waived under the merger agreement in order for the Transactions to be completed including, among others, receipt of the requisite stockholder approval. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Transactions, refer to the section entitled “The Merger Agreement—Conditions to Consummation of the Charter Amendments, the Bylaws Amendments, the Partnership Agreement Amendment and Restatement and the Merger” beginning on page 218 of this joint proxy statement/prospectus.

In addition, GGP and BPY each may terminate the merger agreement under certain circumstances, including, among other reasons, if the charter amendments, bylaws amendments, partnership agreement amendment and the merger fail to consummate by September 26, 2018, which we refer to as the termination date. If the Transactions are not consummated, the market price of GGP common stock and BPY units may decline. Refer to the section entitled “The Merger Agreement—Termination” beginning on page 235 of this joint proxy statement/prospectus.

There can be no assurance that the conditions to the closing of the Transactions will be satisfied or waived. Accordingly, there can be no assurance that the Transactions will be consummated.

GGP or BPY may waive one or more of the closing conditions without re-soliciting stockholder approval.

GGP or BPY may determine to waive, in whole or in part, one or more of the conditions to their obligations to consummate the Transactions. GGP currently expects to evaluate the materiality of any waiver and its effect on GGP common stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the Transactions and whether to re-solicit stockholder approval or amend this joint proxy statement/prospectus as a result of a waiver will be made by GGP at the time of such waiver based on the facts and circumstances as they exist at that time.

If the merger agreement is terminated, GGP or BPY may incur payment obligations to each other.

If the merger agreement is terminated under certain circumstances, GGP may be required to pay a termination fee of up to $400 million, and transaction expenses of BPY and Goldfinch of up to $20 million, to BPY or an affiliate designated by BPY. Such circumstances include, among other things, the termination of the merger agreement by GGP in order to enter into a definitive agreement providing for a superior proposal prior to receipt of the requisite stockholder approval. Likewise, BPY may be required to pay a termination fee of up to $1.2 billion to GGP if the merger agreement is terminated under certain circumstances. Refer to the section entitled “The Merger Agreement—Fees and Expenses—Payment of Termination Fee or Reimbursement of Fees and Expenses” beginning on page 237 of this joint proxy statement/prospectus.

The pendency of the Transactions could adversely affect the business and operations of GGP and BPY.

Due to the operating covenants in the merger agreement, GGP and BPY may be unable, during the pendency of the Transactions, to take certain actions without each other’s consent, even if such actions would otherwise prove beneficial to GGP common stockholders and BPY unitholders. Those operating covenants will continue to apply, subject to the terms of the merger agreement, until the Transactions are consummated, unless otherwise agreed by GGP and BPY.

The unaffiliated GGP common stockholders as a group will have less influence over BPY and/or BPR than their current influence over GGP and will hold a significantly smaller interest in BPY and/or BPR following the closing of the Transactions than the interest in GGP they currently own as GGP common stockholders.

After giving effect to the Transactions, it is anticipated that unaffiliated GGP common stockholders will own approximately 26% of BPY calculated based on all shares of class A stock having been exchanged for BPY units (and assuming all of BAM’s interests in the BPY property partnership are exchanged for BPY units) and pro forma for the proposed BAM preferred share conversion.

In addition, GGP currently has one class of common stock, which we refer to as GGP common stock, which grants one vote per share. After giving effect to the Transactions, certain affiliates of BPY and subsidiaries of BPR will receive class B stock and class C stock, as applicable, each of which grants five votes per share. However, unaffiliated GGP common stockholders may receive class A stock, which grants one vote per share.

Therefore, unaffiliated GGP common stockholders who receive class A stock following the closing of the Transactions will have less voting power over BPR than they did over GGP prior to the closing of the Transactions. Consequently, unaffiliated GGP common stockholders as a group will exercise less influence over the management and policies of BPY after the consummation of the Transactions than they currently exercise over the management and policies of GGP.

Furthermore, unaffiliated GGP common stockholders may elect to exchange class A stock for BPY units (and if enough unaffiliated GGP common stockholders elect to do so or are deemed to have elected to do so, then all those eligible to receive class A stock in connection with the Transactions will receive BPY units instead). BPY is organized as an exempted limited partnership under the laws of Bermuda, whereas GGP is organized as a Delaware corporation. Therefore, recipients of BPY units following the closing of the Transactions will have different rights and obligations, including voting rights, from those that they had prior to the closing of the Transactions as GGP common stockholders.

Refer to the section entitled “Comparison of Rights of Holders of GGP Common Stock, Class A Stock and BPY Units” beginning on page 309 of this joint proxy statement/prospectus for additional information.

If BPY’s financing in connection with the Transactions becomes unavailable or is insufficient, the Transactions may not be completed.

A subsidiary of BPY has entered into a financing commitment to, among other things, fund the Transactions and related fees and expenses. The financing commitment is subject to certain conditions, which may or may not be satisfied. In the event that the financing contemplated by that financing commitment is not available or is available in less than the expected amount, other necessary financing may not be available on acceptable terms, in a timely manner or at all. If alternative financing is available, it could be more costly than that reflected in the financing commitment, which would have a negative impact on BPY’s results of operations following the Transactions. However, the obligations of BPY and Goldfinch in connection with the Transactions are not subject to any conditions regarding the ability to obtain financing for the consummation of the Transactions.

The merger agreement contains provisions that could discourage a potential competing acquiror of GGP or could result in any competing proposal being at a lower price than it might be otherwise.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict GGP’s ability to solicit, or knowingly initiate, facilitate or encourage, or provide any confidential or non-public information with regard to, competing third-party proposals to acquire all, or a significant part, of GGP. In addition, if GGP receives any acquisition proposal, as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 226 of this joint proxy statement/prospectus, GGP is required to promptly notify BPY. If GGP determines to act with respect to a superior proposal, as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 226 of this joint proxy statement/prospectus, GGP must negotiate with BPY in good faith regarding potential amendments to the merger agreement to the extent that BPY requests to negotiate such that the superior proposal would no longer be a superior proposal. Upon termination of the merger agreement to accept a superior proposal, GGP may be required to pay a termination fee to BPY. Refer to the sections entitled “The Merger Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 226 of this joint proxy statement/prospectus and “The Merger Agreement—Fees and Expenses—Payment of Termination Fee or Reimbursement of Fees and Expenses” beginning on page 237 of this joint proxy statement/prospectus.

In addition, affiliates of BPY holding approximately 34% of the voting power of GGP have agreed to vote in favor of the Transactions as long as the GGP board continues to recommend that GGP common stockholders approve the merger proposal, charter proposals and bylaws proposals and does not recommend a competing acquisition proposal. Refer to the section entitled “Other Transaction Agreements—The Voting Agreement” beginning on page 240 of this joint proxy statement/prospectus for more information regarding the voting agreement.

These provisions and agreements, among others described in this joint proxy statement/prospectus: (i) could discourage a potential competing acquiror that might have an interest in acquiring all, or a significant part, of GGP from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the Transactions; or (ii) might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense reimbursement that may become payable in certain circumstances.

The merger agreement includes restrictions on the ability of GGP and BPY to make distributions to its stockholders and unitholders, respectively, even if they would otherwise have net income and net cash available to make such distributions.

In addition to the pre-closing dividend discussed in this joint proxy statement/prospectus, GGP is permitted to pay the first quarter dividend of $0.22 per share of GGP common stock declared on February 7, 2018 and payable on April 30, 2018, to holders of record of GGP common stock (other than BPY and BPY’s affiliates) on April 13, 2018 (GGP paid the first quarter dividend on April 30, 2018) and GGP is permitted to declare and pay no more than one quarterly dividend on the shares of GGP common stock in accordance with past practice (including in terms of timing) following payment of the first quarter dividend at a rate not to exceed $0.22 per share of GGP common stock, subject to proration if the amended charter is expected to be filed with the Secretary of State of the State of Delaware before the record date for such dividend. GGP and any of its affiliates are permitted to make distributions necessary for GGP to (i) maintain its status as a REIT under the Code or (ii) avoid or reduce the imposition of any entity-level income or excise tax under the Code. Any such distributions made in cash would be deducted from the total cash amount to be distributed to unaffiliated GGP common stockholders in connection with the Transactions.

BPY is permitted to declare and pay quarterly dividends to holders of its BPY units in accordance with past practice (including in terms of timing) at a rate not to exceed $1.26 per BPY unit.

Given its status as a REIT, GGP may need to (and is permitted to under the merger agreement) make certain minimum distributions in excess of the above limits. In the event the permitted amounts of dividends described above are exceeded, pursuant to a distribution necessary for GGP, as applicable, to qualify as a REIT or to avoid the incurrence of any income or excise tax, such distributions would be deducted from the total cash amount to be distributed to unaffiliated GGP common stockholders in connection with the Transactions.

Although GGP and BPY generally have agreed to use their reasonable best efforts to close the Transactions as promptly as practicable in accordance with the merger agreement, certain factors, which include obtaining the requisite stockholder approval, could delay the closing. Therefore, even if GGP has available net income or net cash to make distributions to its common stockholders and satisfies any other conditions to make such distributions, the terms of the merger agreement could prohibit such action.

Refer to the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of the Business” beginning on page 220 of this joint proxy statement/prospectus.

GGP and BPY will be subject to business uncertainties and certain operation restrictions until consummation of the Transactions.

Uncertainty about the effect of the Transactions on employees and tenants may have an adverse effect on GGP and BPY. These uncertainties could disrupt their business and impair their ability to attract, retain and motivate key personnel until the Transactions are completed, and cause tenants and others that deal with GGP and BPY to seek to change existing business relationships or cease doing business with them or cause potential new tenants to delay doing business with GGP and BPY until the Transactions have been consummated. Retention and motivation of certain employees may be challenging during the pendency of the Transactions due to uncertainty about their future roles and difficulty of integration. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the combined company, BPY’s combined business following the Transactions could be negatively impacted. In addition, the merger agreement restricts the parties thereto from making certain acquisitions and investments and taking other specified actions until the Transactions are consummated without the consent of the other parties. These restrictions may prevent GGP and BPY from pursuing attractive business opportunities that may arise prior to the consummation of the Transactions. Refer to the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of the Business” beginning on page 220 of this joint proxy statement/prospectus for a description of the restrictive covenants to which GGP and BPY are subject.

The shares of class A stock and BPY units to be received by unaffiliated GGP common stockholders as a result of the Transactions will have rights different from the shares of GGP common stock, some of which may adversely affect you.

Upon consummation of the Transactions, unaffiliated GGP common stockholders will instead hold either class A stock or BPY units. The rights of holders of class A stock will be governed by the amended charter and the amended bylaws, the forms of which are attached to this joint proxy statement/prospectus as Annex B and Annex C, respectively. The rights of holders of BPY units will be governed by BPY’s limited partnership agreement and Bermuda law. Thus, the rights associated with GGP common stock are different from the rights associated with class A stock and BPY units. Refer to the section entitled “Comparison of Rights of Holders of GGP Common Stock, Class A Stock and BPY Units” beginning on page 309 of this joint proxy statement/prospectus for additional information.

You may not receive the form of pre-closing dividend that you elect.

The pre-closing dividend will consist of either cash or shares of class A stock, at the election of the unaffiliated GGP common stockholders making such election (with non-electing and deemed stockholders being deemed to have elected cash), but will be subject to proration. Accordingly, there is no assurance that you will receive the form of dividend that you elect with respect to the shares of GGP common stock you hold. The greater the oversubscription of the cash election, the less cash and more class A stock (or BPY units) an unaffiliated GGP common stockholder making the cash election will receive. Reciprocally, the greater the oversubscription of the stock election, the fewer shares of class A stock (or BPY units) and more cash an unaffiliated GGP common stockholder making the stock election will receive. For illustrative examples of the proration mechanism in the event of a stock election oversubscription or a cash election oversubscription, refer to the section entitled “The Merger Agreement—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus.

Unaffiliated GGP common stockholders that elect to receive shares of class A stock in the pre-closing dividend might have their shares of class A stock exchanged for BPY units under certain circumstances.

In the event that (i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units in the BPY unit exchange or (ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend will automatically be exchanged for BPY units in the BPY unit exchange. If this occurs, GGP common stockholders may receive BPY units even if they had previously elected not to receive BPY units.

The class A stock portion of the pre-closing dividend may be subject to alternative U.S. federal income tax treatment.

While a distribution payable by a corporation (including a REIT) in the form of its own stock is generally not treated as a taxable distribution of property, this treatment does not apply if the distribution is, at the election of the stockholders, payable in either cash or stock. As a result of the GGP common stockholders’ right to elect to receive cash or class A stock in the pre-closing dividend, it is expected that both the cash and class A stock distributed in the pre-closing dividend will be treated as a distribution of property to holders of shares of GGP common stock. Notwithstanding the intended U.S. federal income tax treatment, the proper U.S. federal income tax treatment of the pre-closing dividend is not entirely clear. If, and to the extent that, the cash election is prorated so that each GGP common stockholder receives at least some class A stock in the pre-closing dividend, it is possible that the Internal Revenue Service, which we refer to as the IRS, could challenge the treatment described above and if successful could treat the receipt of class A stock as a nontaxable stock distribution instead of a distribution of property. In that case, a holder of GGP common stock would need to allocate its tax basis in its GGP common stock (determined after the receipt of the portion of the pre-closing dividend that is treated as a distribution of property) among its GGP common stock and the portion of the class A stock that is not treated as a distribution of property. The reallocation of a GGP common stockholder’s tax basis in its GGP common stock may affect the amount of gain or loss recognized by the GGP common stockholder in the Transactions.

Each GGP common stockholder is strongly urged to consult its tax advisor regarding the potential U.S. federal income tax consequences to it of the Transactions. Refer to the section entitled “Material U.S. Federal Income Tax Considerations and Consequences—Material U.S. Federal Income Tax Considerations and Consequences of the Transactions” beginning on page 176 of this joint proxy statement/prospectus for information regarding the U.S. federal income tax treatment of the Transactions.

If counterparties to certain agreements with GGP do not consent to the Transactions, change of control rights under those agreements may be triggered, which could cause the combined company to lose the benefit of such agreements and incur liabilities or replacement costs.

GGP is a party to one or more agreements that will require GGP to obtain consents from third parties in connection with the Transactions. If these consents cannot be obtained, the counterparties to these contracts and other third parties with whom GGP currently has relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with GGP in anticipation of the Transactions, or with the combined company following the Transactions. The pursuit of such rights may result in BPR or the combined company suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and may result in the loss of rights that are material to the combined company’s business. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Transactions. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Transactions or the termination of the merger agreement.

Some of the directors and executive officers of GGP have interests in seeing the Transactions completed that are different from, or in addition to, those of the other GGP common stockholders and BPY unitholders.

Some of the directors and executive officers of GGP have arrangements that provide them with interests in the Transactions that are different from, or in addition to, the GGP common stockholders. These interests include, among other things, the continued service as an executive officer of BPR following the Transactions and certain rights to continuing indemnification, directors’ and officers’ liability insurance and other amounts and benefits that may become payable to them in connection with the Transactions. These interests, among other things, may influence the directors and executive officers of GGP to support or approve the Transactions. Refer to the section entitled “Special Factors—Interests of GGP’s Directors and Executive Officers in the Transactions” beginning on page 137 of this joint proxy statement/prospectus.

Failure to consummate the Transactions could negatively affect the price of GGP common stock and BPY units and the future business and financial results of each of GGP and BPY.

If the merger agreement is terminated and the Transactions are not consummated for any reason, including the failure to obtain the requisite stockholder approval, each of GGP’s and BPY’s ongoing business could be adversely affected and, without realizing any of the benefits of having consummated the Transactions, may be subject to several risks, including that:

•	each of GGP and BPY may experience negative reactions from the financial markets, including negative impacts on the price of GGP common stock and BPY units;

•	each of GGP and BPY may experience negative reactions from its respective employees and tenants;

•	each of GGP and BPY will be required to pay certain costs relating to the Transactions, whether or not the Transactions are consummated. Depending on the circumstances relating to a termination, GGP may be required to pay BPY a termination fee of up to $400 million and transaction expenses of BPY and Goldfinch of up to $20 million, and BPY may be required to pay GGP a termination fee of up to $1.2 billion; and

•	management focus and resources of each of GGP and BPY may be diverted from operational matters and other strategic opportunities while working to implement the Transactions.

GGP and BPY are subject to litigation related to the Transactions.

GGP and BPY are subject to litigation related to the Transactions. Refer to “Special Factors—Litigation Relating to the Transactions” beginning on page 147 of this joint proxy statement/prospectus. It is possible that additional claims beyond those which have already been filed will be brought in an effort to enjoin the Transactions or seek monetary relief from GGP or BPY. GGP and BPY cannot predict the outcome of pending litigation, nor can they predict the amount of time and expense that will be required to resolve such litigation. An unfavorable resolution of any such litigation concerning the Transactions could delay or prevent the consummation of the Transactions. In addition, the costs of defending the litigation, even if resolved in GGP’s or BPY’s favor, could be substantial and such litigation could distract GGP and BPY from pursuing the consummation of the Transactions and other potentially beneficial business opportunities.

Risks Relating to an Investment in Class A Stock Following the Transactions

Class A stock may not trade at the same price as the BPY units.

Although the class A stock is intended to provide an economic return that is equivalent to BPY units, there can be no assurance that the market price of class A stock will be equal to the market price of BPY units at any time. Factors that could cause differences in such market prices may include:

•	perception and/or recommendations by analysts, investors and/or other third parties that these securities should be priced differently;

•	actual or perceived differences in distributions to holders of class A stock versus BPY unitholders, including as a result of any legal prohibitions;

•	business developments or financial performance or other events or conditions that may be specific to only BPR or BPY; and

•	difficulty in the exchange mechanics between class A stock and BPY units, including the potential expiration or termination of the rights agreement in accordance with its terms (described in the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page 241 of this joint proxy statement/prospectus).

Holders of class A stock may not receive the same distributions as holders of BPY units, and, accordingly, may not receive the intended economic equivalence of the securities.

BPR intends to pay identical distributions in respect of the class A stock and BPY units. However, unforeseen circumstances (including legal prohibitions) may prevent the same distributions from being paid on each security. Accordingly, there can be no assurance that distributions will be identical for class A stock and BPY units in the future, which may impact the market price of these securities.

If a sufficient amount of class A stock is exchanged for BPY units, then class A stock may be de-listed.

Upon completion of the Transactions, shares of class A stock are expected to commence trading on the NASDAQ. However, if a sufficient amount of class A stock is exchanged for BPY units following the Transactions, BPR may fail to meet the minimum listing requirements on the NASDAQ and NASDAQ may take steps to de-list the class A stock. This, in turn, would have a significant adverse effect on the liquidity of the class A stock, and holders thereof may not be able to exit their investments on favorable terms, or at all.

Additionally, if the market capitalization of class A stock (i.e., if the price per share of class A stock, multiplied by the number of shares of class A stock outstanding) averages, over any period of 30 consecutive trading days is less than $1,000,000,000, the BPR board will have the right to liquidate BPR’s assets and wind up BPR’s operations, which we refer to as a market capitalization liquidation event. Upon any market capitalization liquidation event, and subject to the prior rights of holders of the new series A preferred stock and after the payment in full to any holder of BPR class A stock that has exercised the exchange rights described below, the holders of class A stock shall be entitled to a cash amount, for each share of class A stock, equal to the dollar volume-weighted average price of one BPY unit over the ten (10) trading days immediately following the public announcement of such market capitalization liquidation event, plus all declared and unpaid dividends. If, upon any such market capitalization liquidation event, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of class A stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive. Notwithstanding the foregoing, upon any market capitalization liquidation event, BPI may elect to exchange all of the outstanding shares of class A stock for BPY units on a one-for-one basis. This initial one-for-one conversion factor is subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. Such a forced exchange of the class A stock for cash or BPY units could have a negative impact on the BPR stockholder’s investment, including adverse tax consequences.

Risks Relating to BPR and/or BPY Following the Transactions

One (1) share of class A stock is intended to provide an economic return equivalent to one BPY unit, and is exchangeable for one BPY unit or its cash equivalent (the form of payment to be determined by BPI in its sole discretion) at any time from and after the date of the issuance of the class A stock. Therefore, investors in class A stock following the Transactions will be affected by BPY’s performance following the Transactions. The new series A preferred stock will have the same dividend, rights, preferences, privileges and voting powers as GGP’s pre-existing series A preferred stock.

Following the consummation of the Transactions, BPY will face risks different from those faced by GGP and BPY today, which may affect BPY’s results of operations and the market price of class A stock.

BPY’s business following the consummation of the Transactions will differ from that of GGP and BPY today and, accordingly, the results of operations and financial condition of BPY after the Transactions may be affected by factors different from those affecting GGP’s or BPY’s results of operations and financial condition prior to the Transactions. Examples of differences between GGP’s and BPY’s current businesses and the new or increased risks BPY may face after the Transactions include:

•	a large increase in the amount of assets under management and a diversification of types of assets under management, which may create risks related to scaling and combining of the platforms necessary to manage the combined assets of the companies;

•	increases in maintenance, insurance and operating costs;

•	additional conflicts between and among tenants of BPR and BPY;

•	certain investment vehicles managed by BPR and BPY may compete for investment opportunities and may be adversely impacted to the extent such opportunities are allocated between them;

•	BPY’s possible failure to successfully implement its plan to optimize its combined portfolio; and

•	a larger and newly combined team of management and employees may require time to become fully effective and may not be able to achieve BPY’s and BPR’s anticipated synergies.

The market price of class A stock and BPY units may be volatile and holders of class A stock and/or BPY units could lose a significant portion of their investment due to drops in the market price of class A stock and/or BPY units following completion of the Transactions.

The market price of class A stock and BPY units may be volatile and, following completion of the Transactions, holders of such securities may not be able to resell their securities at or above the implied price at which they acquired such securities pursuant to the merger agreement or otherwise due to fluctuations in the market price of such securities, including changes in market price caused by factors unrelated to the combined company’s operating performance or prospects. Specific factors that may have a significant effect on the market price of class A stock and BPY units following completion of the Transactions include, among others, the following:

•	changes in stock market analyst recommendations or earnings estimates regarding the class A stock and/or BPY units, other companies comparable to BPR or BPY or companies in the industries they serve;

•	with respect to class A stock, changes in the market price of BPY units, and vice versa;

•	actual or anticipated fluctuations in the combined company’s operating results or future prospects;

•	reactions to public announcements by BPY and BPR;

•	strategic actions taken by BPY, BPR and/or their competitors;

•	failure of BPY to achieve the perceived benefits of the Transactions, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts;

•	adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and

•	sales of such securities by BPY, BPR and/or members of their management team or significant stockholders.

In addition, if investors believe that the value of the merger consideration and the pre-closing dividend, together with transaction costs, is greater than the value of GGP’s business, together with any synergies expected to be achieved from BPY’s acquisition of GGP, the trading price of class A stock and/or BPY units could decrease and the Transactions could have a dilutive effect on the value of BPY units held by BPY unitholders (including former unaffiliated GGP common stockholders).

The exchange of class A stock for newly issued BPY units could negatively affect the market price of BPY units, and additional issuances of class A stock would be dilutive.

Upon completion of the Transactions, each share of class A stock will be redeemable by the holder thereof into the cash equivalent of one (1) BPY unit; however, BPI may elect, in its sole discretion, to satisfy such redemption request by acquiring such share of class A stock in exchange for the issuance of a new BPY unit. If BPI elects to issue BPY units in satisfaction of any such redemption request, a significant amount of additional

BPY units may be issued from time to time which could have a negative impact on the market price for BPY units. In addition, BPR may in the future sell additional shares of class A stock in connection with raising capital as well as for acquisitions. Such additional shares of class A stock issued in the future will also be exchangeable into BPY units as described above, and, accordingly, if so exchanged, would dilute the percentage interest of existing BPY unitholders and may reduce the market price of BPY units.

In addition, BAM has agreed, pursuant to the rights agreement and on the terms and subject to the conditions set forth therein, in the event that, on the applicable specified exchange date with respect to any subject shares of class A stock, (i) BPR has not satisfied its obligation under the amended charter by delivering the cash amount and (ii) BPI has not, upon its election in its sole and absolute discretion, acquired such shares of class A stock from the holder thereof and delivered the BPY unit amount, BAM will satisfy, or cause to be satisfied, the obligations pursuant to the amended charter to exchange such shares of class A stock for the BPY unit amount or the cash amount. The delivery by BAM of BPY units it owns could negatively affect the market price of BPY units. The rights agreement will terminate on the twentieth anniversary of the merger, except as described in the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page 241 of this joint proxy statement/prospectus.

The proposed charter amendments would amend the forum selection provision of the GGP charter to provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain disputes between BPR’s stockholders and BPR and its current or former directors, officers and other stockholders, which could limit BPR’s stockholders’ ability to obtain a favorable judicial forum for disputes with BPR or its current or former directors, officers or other stockholders.

The charter proposals, among other things, propose to amend the forum selection provision of the GGP charter to (i) apply to suits for breach of fiduciary duty to be brought against (a) current and former stockholders and (b) current and former directors and officers and (ii) expressly permit GGP to waive the forum selection provision with respect to certain proceedings. The amended charter generally provides that, unless BPR consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of BPR, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or stockholder of BPR to BPR or its stockholders, (iii) any action asserting a claim against BPR arising pursuant to any provision of the DGCL, the amended charter or the amended bylaws or (iv) any action asserting a claim against BPR governed by the internal affairs doctrine. The choice of forum provision may limit a BPR stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with BPR or its current or former directors, officers or other stockholders, which may discourage such lawsuits against BPR and its current or former directors, officers and other stockholders. Alternatively, if a court were to find the choice of forum provision contained in the amended charter to be inapplicable or unenforceable in an action, BPR may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

The market for class A stock may be illiquid, which would adversely affect the price of the security.

There is currently no established market for class A stock, and we cannot assure you as to the liquidity of markets that may develop for class A stock, your ability to sell class A stock or the price at which you would be able to sell class A stock. If such markets were to exist, class A stock could trade at prices that may be lower than market prices for BPY units. An active market for class A stock may not develop or, if developed, may not continue. A number of factors, principally factors relating to BPY but also including factors specific to BPR and its business, financial condition and liquidity, economic and financial market conditions, interest rates, unavailability of capital and financing sources, volatility levels and other factors could lead to a decline in the value of class A stock and a lack of liquidity in any market for class A stock.

Each of GGP and BPY prior to the closing, and BPR and BPY following the closing of the Transactions, expects to incur significant costs in connection with the consummation of the Transactions and the integration of BPR and BPY.

Each of GGP and BPY prior to the closing, and BPR and BPY following the closing, expects to incur significant costs in connection with consummating the Transactions and integrating the portfolios of GGP and BPY, including unanticipated costs and the assumption of known and unknown liabilities. While BPR and BPY have assumed that a certain level of transaction and integration expenses will be incurred, there are factors beyond GGP’s and BPY’s control that could affect the total amount or the timing of integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Although GGP and BPY expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, should allow the combined company to offset these incremental expenses over time, the net benefit may not be achieved in the near term, or at all.

Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the Transactions could adversely affect each company’s business, regardless of whether the Transactions are completed.

BPY cannot assure you that it will be able to continue paying distributions equal to the levels projected by the companies to be paid following the Transactions or at the level currently paid by BPY or that BPR will be able to pay all of the distributions intended to be payable on the class A stock.

As described elsewhere in this joint proxy statement/prospectus, shares of class A stock are intended to provide an economic return per share equivalent to one BPY unit. Distributions on BPY units may not equal the levels projected by BPY to be paid following the Transactions or equivalent to the level currently paid by BPY for various reasons, including, but not limited to, the following:

•	BPY may not have enough unrestricted funds to pay such distributions due to changes in BPY’s cash requirements, capital spending plans, cash flow or financial position;

•	decisions on whether, when and in which amounts to make any future distributions will be dependent on then-existing conditions, including the combined company’s financial condition, earnings, legal requirements, including limitations under Bermuda law, restrictions in BPY’s borrowing agreements that limit its ability to pay dividends to unitholders and other factors BPY deems relevant; and

•	BPY may desire to retain cash to improve its credit profile or for other reasons.

Each share of class A stock is intended to provide its holder with an economic return that is equivalent to that of a BPY unit. The current distribution on BPY units is higher than the dividends paid on GGP common stock. Therefore, GGP and BPY expect that the amount of dividends paid to holders of class A stock will be greater than the amount of dividends currently paid to GGP common stockholders. However, payment of dividends on the class A stock is subject to BPR having sufficient available cash to pay such dividends, which will depend on the performance of BPR’s assets, its repayment of liabilities and other factors. Refer to the section entitled “Description of Class A Stock” beginning on page 282 of this joint proxy statement/prospectus for more information regarding the rights and governance structures of class A stock.

BPY may fail to realize any or all of the anticipated benefits of the Transactions or those benefits may take longer to realize than expected.

GGP and BPY entered into the merger agreement and the other Transaction Agreements because each believes that the Transactions will be beneficial to the companies and stockholders and unitholders of the companies and that combining the businesses of GGP and BPY will produce benefits and cost savings. If BPY is not able to combine successfully the businesses of GGP and BPY in an efficient and effective manner, the anticipated benefits and cost savings of the Transactions may not be realized fully, or at all, or may take longer to realize than expected, and the value of class A stock and BPY units may be adversely affected.

An inability to realize the full extent of the anticipated benefits of the Transactions, as well as any delays encountered in the integration process, could have an adverse effect on the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of class A stock and BPY units following the Transactions.

The management of the combined company will have to dedicate substantial effort to integrating the businesses of GGP and BPY during the integration process. These efforts may divert management’s focus and resources from the combined company’s business, corporate initiatives or strategic opportunities. In addition, the actual integration may result in additional and unforeseen expenses and the anticipated benefits of the integration may not be realized. Actual growth and cost savings, if achieved, may be lower than what the combined company expects and may take longer to achieve than anticipated. Difficulties associated with managing a larger and more complex property portfolio could prevent BPY from realizing the anticipated benefits of the Transactions and have a material adverse effect on its business. If BPY is not able to address integration challenges adequately, the combined company may be unable to integrate successfully the operations of GGP and BPY or to realize the anticipated benefits of the integration of the two companies. Failure to achieve the anticipated benefits of the Transactions could adversely affect BPY’s results of operations or cash flows, cause dilution to the earnings per BPY unit, decrease or delay the expected benefits of the Transactions and negatively affect the price of BPY units.

BPY’s operating results after the Transactions may differ materially from the pro forma information and forecasts presented in this joint proxy statement/prospectus.

The unaudited pro forma condensed consolidated financial statements and the BPY forecasts in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what BPY’s actual financial condition or results of operations will be when the Transactions are completed on the dates indicated. The unaudited pro forma condensed consolidated financial statements reflect adjustments based upon preliminary estimates that may change and assumptions about the Transactions that may prove incorrect over time. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. BPY’s operating results after the Transactions may be materially different from those shown in the pro forma information presented in this joint proxy statement/prospectus, which represents only a combination of GGP’s and BPY’s respective historical results. Refer to the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements for BPY” beginning on page 258 of this joint proxy statement/prospectus.

Similarly, the BPY forecasts presented in this joint proxy statement/prospectus are not necessarily indicative of BPY’s future results. None of the forecasts included in this joint proxy statement/prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Transactions or toward complying with SEC guidelines or generally accepted accounting principles. The forecasts were based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of BPY, and exclude, among other things, transaction-related expenses. Important factors that may affect actual results and results of BPY’s operations, or could lead to such projections and forecasts not being achieved include, but are not limited to: successful management and retention of key personnel, unexpected expenses, conflicts of interest between BPY’s and GGP’s businesses and general economic conditions. As such, these forecasts should not be relied upon as an indicator of actual past or future results.

The combined company may be unable to retain necessary GGP and/or BPY personnel successfully after the Transactions are completed.

The success of the Transactions will depend in part on the combined company’s ability to retain the key employees currently employed by the companies. It is possible that these employees may decide not to remain with GGP or BPY, as applicable, while the Transactions are pending or with the combined company after the Transactions are consummated. Certain employees of BPR may be recruited to work for BAM as service provider for BPR under the master services agreement; however, we can provide no assurance that such employees will agree to do so. In addition, competitors may recruit employees during BPY’s integration of GGP. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, BPY’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating the companies to hire suitable replacements, all of which may cause BPY’s business to suffer. In addition, BPY may not be able to locate suitable replacements for any key employees or to offer employment to potential replacements on reasonable terms. Further, it is possible that certain current executive officers of GGP may depart following the consummation of the Transactions, which may cause BPY’s business to be adversely affected.

If BPY and BPR (and BAM, as service provider for BPR) are unable to attract, retain and motivate personnel that are critical to the successful integration of GGP into BPY and the future operation of the combined company, the combined company could face disruptions in its operations, loss of key employees, strategic relationships, key information, expertise or know-how and unanticipated additional recruiting and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the acquisition of GGP by BPY.

In connection with the Transactions, certain affiliates of BPR and BPY will enter into a new credit facility containing restrictive covenants that may impair BPR’s ability to conduct business following the consummation of the Transactions.

In connection with the Transactions, certain affiliates of BPR and BPY will enter into a new credit facility containing operating and financial covenants. BPR’s obligations under the terms of such expected borrowing could impact BPR negatively following the consummation of the Transactions. For example, it could:

•	limit BPR’s ability to obtain additional financing and to grant additional liens;

•	restrict BPR from making strategic acquisitions, sales, dispositions and transfers of assets or engaging in investment activities;

•	restrict BPR from paying dividends to its stockholders and redeeming or repurchasing its capital stock; and

•	restrict BPR from modifying its organizational documents.

See the section entitled “Special Factors—Financing Arrangements” beginning on page 130 of this joint proxy statement/prospectus.

Risks Relating to an Investment in BPR Series A Preferred Stock

General market conditions and unpredictable factors, including conditions and factors different from those affecting GGP’s pre-existing series A preferred stock currently, could adversely affect market prices of the new series A preferred stock after the Transactions.

There can be no assurance about the market prices of new series A preferred stock that will be exchanged for GGP’s pre-existing series A preferred stock in connection with the Transactions. Several factors, many of which are beyond the control of BPR and BPY, could influence the market prices of new series A preferred stock, including:

•	whether BPR declares or fails to declare dividends on the new series A preferred stock from time to time;

•	real or anticipated changes in the credit ratings assigned to BPR or BPY securities;

•	BPR’s and BPY’s creditworthiness and credit profile;

•	interest rates;

•	developments in the securities, credit and housing markets, and developments with respect to financial institutions generally;

•	the market for similar securities; and

•	economic, corporate, securities market, geopolitical, regulatory or judicial events that affect BPR and BPY, the asset management or real estate industries or the financial markets generally.

Shares of class A stock, class B stock, class C stock and new series A preferred stock will rank junior to all indebtedness of, and other non-equity claims on, BPR with respect to assets available to satisfy such claims. The market prices of class A stock and new series A preferred stock may be affected by factors different from those currently affecting the market prices of GGP common stock and GGP’s pre-existing series A preferred stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain “forward-looking statements” within the meaning of “safe harbor” provisions of applicable U.S. securities laws. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the Transactions, GGP’s, BPY’s or BPR’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although GGP and BPY believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond GGP’s or BPY’s control, which may cause GGP’s, BPY’s or BPR’s actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, most of which are difficult to predict and many of which are beyond GGP’s, BPY’s and BPR’s control. These include the factors described under the section entitled “Risk Factors” beginning on page 149 of this joint proxy statement/prospectus and under the caption “Risk Factors” or “Risks and Uncertainties,” as applicable, in GGP’s Annual Report on Form 10-K for the year ended December 31, 2017 and BPY’s Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent Quarterly Reports on Form 10-Q with respect to GGP, each of which is incorporated herein by reference, as well as: the failure to receive, on a timely basis or otherwise, the required approvals by GGP common stockholders and BPY unitholders, if applicable, or from governmental or regulatory agencies and third parties; the risk that a condition to the closing of the Transactions may not be satisfied; GGP’s and BPY’s ability to consummate the Transactions; operating costs and business disruption may be greater than expected; the ability of GGP to retain their senior executives and maintain relationships with business partners pending consummation of the Transactions; the occurrence of any other event, change or other circumstance that could affect the Transactions on the anticipated terms and timing, including the risk that the Transactions may not be consummated; risks related to BPY’s ability to integrate GGP’s business into its own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which GGP and BPY do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance GGP’s or BPY’s business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to GGP’s or BPY’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax-related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks and catastrophic events, such as earthquakes and hurricanes.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Should one or more of the risks or uncertainties described above or elsewhere in reports incorporated by reference herein occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. The reader is cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus, as applicable.

All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that GGP, BPY or persons acting on their behalf may issue.

Except as otherwise required by applicable law, GGP and BPY disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. Also refer to the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus.

PARTIES TO THE MERGER AGREEMENT

GGP

GGP, a Delaware corporation, is a self-administered and self-managed REIT. GGP’s primary business is owning and operating best-in-class retail properties that provide an outstanding environment and experience for its communities, retailers, employees, consumers and stockholders. GGP is an S&P 500 real estate company with a property portfolio comprised primarily of Class A retail properties (defined primarily by sales per square foot during 2017). GGP defines best-in-class retail and modern luxury through curated merchandising and elegant culinary experiences set against the backdrop of refined ambiance across a distinguished collection of destinations. GGP’s retail properties are the core centers of retail, dining and entertainment within their trade areas and, therefore, represent hubs of daily life. As of March 31, 2018, GGP owned, either entirely or with joint venture partners, 125 retail properties located throughout the United States comprising approximately 123 million square feet of gross leasable area. In connection with the charter amendments, GGP will change its name to Brookfield Property REIT Inc. (i.e., BPR).

GGP common stock is traded on the NYSE under the trading symbol “GGP.”

BPY

BPY, an exempted Bermuda limited partnership, is one of the world’s largest commercial real estate companies, with approximately $68 billion in total assets. BPY is a leading owner, operator and investor in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self storage, student housing and manufacturing housing assets. BPY, together with the Brookfield voting parties, beneficially owns approximately 34% of GGP common stock as of the date of this joint proxy statement/prospectus.

BPY units are traded on the NASDAQ and TSX under the trading symbols “BPY” and “BPY.UN,” respectively.

Goldfinch

Goldfinch, a Delaware corporation, is an indirect, wholly owned subsidiary of BPY, that was formed solely for the purpose of engaging in the Transactions. Goldfinch has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Transactions.

THE SPECIAL MEETING

Date, Time, Place and Purpose of the Special Meeting

The special meeting will be held at GGP’s principal executive offices located at 350 N. Orleans St., Suite 300, Chicago, Illinois 60654-1607, on July 26, 2018, commencing at 9:00 a.m. (Chicago time). The special meeting is being held in order for GGP common stockholders to consider and vote on:

•	the merger proposal;

•	the charter proposals;

•	the bylaws proposals; and

•	the compensation proposal.

The approval of each of the merger proposal, the charter proposals and the bylaws proposals is a condition to the obligations of BPY and GGP to complete the Transactions. The approval of the compensation proposal is not a condition to the obligations of BPY and GGP to complete the Transactions.

Recommendation of the Special Committee and the GGP Board

The special committee has unanimously: (i) determined that the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend and the charter amendments are advisable and in the best interests of GGP and GGP common stockholders (other than BPY or any of its respective affiliates); (ii) recommended that the GGP board approve, adopt and declare advisable and in the best interests of GGP and GGP common stockholders the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend and the charter amendments; (iii) recommended that the GGP board submit for adoption or approval by GGP common stockholders at the special meeting the merger proposal, the charter proposals and the bylaws proposals; and (iv) recommended that the GGP board recommend to GGP common stockholders that they vote in favor of the adoption or approval of the merger proposal, the charter proposals, the bylaws proposals and the compensation proposal.

The GGP board, following the unanimous recommendation of the special committee, has: (i) determined that the Transaction Agreements and the Transactions, including the merger, the pre-closing dividend, the charter amendments and the bylaws amendments are advisable and in the best interests of GGP and GGP common stockholders; and (ii) approved, adopted and declared advisable and in the best interests of GGP and GGP common stockholders the merger agreement, the other Transaction Agreements and the Transactions, including the merger, the pre-closing dividend, the charter amendments and the bylaws amendments.

Accordingly, the GGP board, following the unanimous recommendation of the special committee, recommends that you vote “FOR” the merger proposal, “FOR” the charter proposals, “FOR” the bylaws proposals and “FOR” the compensation proposal. For a more complete description of the recommendation of the special committee and the GGP board, refer to the section entitled “Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the GGP Board” beginning on page 81 of this joint proxy statement/prospectus.

Record Date; Who Can Vote at the Special Meeting

The GGP board has fixed the close of business on June 22, 2018 as the special meeting record date for determination of GGP common stockholders entitled to receive notice of, and to vote at, the special meeting and any postponements or adjournments of the special meeting. Only holders of record of GGP common stock at the close of business on the special meeting record date are entitled to receive notice of, and to vote at, the special meeting. As of the close of business on June 20, 2018, there were 958,392,649 shares of GGP common stock outstanding and entitled to be voted at the special meeting, held by approximately 1,923 holders of record.

Each share of GGP common stock is entitled to one vote on each of the merger proposal, the charter proposals, the bylaws proposals and the compensation proposal.

Stockholders of Record and Beneficial Owners

If your shares of GGP common stock are registered directly in your name with GGP’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares of GGP common stock, the “stockholder of record.” This joint proxy statement/prospectus and proxy card have been sent to you directly by GGP.

If your shares of GGP common stock are held through a broker or other nominee, you are considered the “beneficial owner” of such shares of GGP common stock held in “street name.” In that case, this joint proxy statement/prospectus has been forwarded to you by your broker or other nominee who is considered, with respect to those shares of GGP common stock, the stockholder of record. As the beneficial owner, you have the right to direct your broker or other nominee how to vote your shares by following their instructions for voting. Brokers or other nominees who hold shares in “street name” for customers generally have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers and other nominees are precluded from exercising their voting discretion with respect to approving “non-routine” matters under NYSE Rule 452, such as the merger proposal, the charter proposals, the bylaws proposals and the compensation proposal, and, as a result, absent specific instructions from the beneficial owner of such shares of GGP common stock, brokers or other nominees are not empowered to vote those shares of GGP common stock on any of the proposals to be considered at the special meeting. If you do not provide instructions on how to vote your shares on any of the proposals set forth in this joint proxy statement/prospectus, those shares will not be considered broker non-votes and will not be counted as present for the purpose of determining the existence of a quorum. If you provide voting instructions on at least one, but not all, of the proposals set forth in this joint proxy statement/prospectus, your shares will be counted as present for the purpose of determining the existence of a quorum.

Quorum

The holders of record on the special meeting record date (as described above in the section entitled “—Record Date; Who Can Vote at the Special Meeting”) of a majority of the shares of GGP common stock outstanding on the special meeting record date present in person or represented by proxy will constitute a quorum at the special meeting. All shares of GGP common stock, represented in person or by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting. Broker non-votes will only be counted as present for purposes of a quorum if the beneficial owner provides the broker with voting instructions for at least one proposal. As the proposals set forth in this joint proxy statement/prospectus are considered “non-routine” matters under NYSE Rule 452, a stockholder’s shares will not be considered broker non-votes and will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any of the proposals set forth in this joint proxy statement/prospectus.

Under the GGP bylaws, the chairman of the special meeting has the power to adjourn the meeting whether or not there is a quorum.

Attendance

Only GGP common stockholders of record, their duly authorized proxy holders, beneficial stockholders with proof of ownership and GGP’s guests may attend the special meeting. An admission ticket and government-issued picture identification will be required to enter the special meeting. GGP common stockholders may obtain a ticket and directions to the special meeting by writing to GGP Inc., Attention: Corporate Secretary, at 350 N. Orleans St., Suite 300, Chicago, Illinois 60654. If you are a registered stockholder, please indicate that in your request. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. If your shares of GGP common stock are held through a broker or other nominee, you must enclose with your request evidence of your ownership of shares, which you can obtain from your broker or other nominee. Please submit your ticket request and proof of ownership as promptly as possible in order to ensure you receive your ticket in time for the special meeting. Please note that cameras, recording devices and other electronic devices will not be permitted at the special meeting.

Vote Required for Approval; Effect of Failure to Vote, Broker Non-Votes and Abstention

For the merger proposal, the charter proposals, and the bylaws proposals, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock, and the affirmative vote of the holders of a majority of the outstanding target shares. Approval of each of the charter proposals and the bylaws proposals requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock. Consequently, abstentions, failures to submit a proxy or to vote in person at the special meeting and broker non-votes will have the same effect as votes “AGAINST” the merger proposal, the charter proposals and the bylaws proposals.

For the compensation proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Approval of the compensation proposal requires the affirmative vote of the holders of a majority of the shares of GGP common stock present in person or represented by proxy at the special meeting and entitled to vote on such proposal. Abstentions will be counted as shares present in person or represented by proxy and entitled to vote on the proposal, but broker non-votes will not be counted as shares present in person or represented by proxy and entitled to vote on the proposal. Consequently, abstentions will have the same effect as votes “AGAINST” such proposal but failures to submit a proxy or to vote in person at the special meeting and broker non-votes will have no effect on the approval of the compensation proposal.

How to Vote Your Shares

If you are a holder of record of GGP common stock, you may have your shares of GGP common stock voted on matters presented at the special meeting in any of the following ways:

•	by proxy—holders of record of GGP common stock have a choice of submitting a proxy to vote their shares:

•	through the Internet by visiting the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card;

•	by telephone using the toll-free telephone numbers listed on the enclosed proxy card; or

•	by signing, dating and returning the enclosed proxy card in the enclosed postage-paid return envelope; or

•	in person—you may attend the special meeting in person and cast your vote at the meeting provided that you bring an admission ticket and government-issued picture identification. For instructions on obtaining an admission ticket, refer above to the section entitled “—Attendance.”

If you are a beneficial owner of GGP common stock, you should receive instructions from your broker or other nominee that you must follow in order to have your shares of GGP common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a legal proxy from your broker or other nominee at the special meeting. Obtaining a legal proxy may take several days and such legal proxy must be obtained prior to your attending the special meeting in order to vote your shares at that meeting.

Proxies submitted via the Internet or by telephone must be received by 11:59 p.m. (Chicago time) on the business day prior to the date of the special meeting. If you choose to submit a proxy by mailing a proxy card, your proxy card should be mailed in the enclosed postage-paid return envelope, and your proxy card must be received by GGP’s Corporate Secretary by the time the special meeting begins.

If you authorize a proxy to vote your shares, regardless of the method you choose to authorize such proxy, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of GGP common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of GGP common stock should be voted for or against or to abstain from voting on all, some or none of the specific items of business to come before the special meeting.

Your vote also constitutes voting instructions with respect to any shares of GGP common stock owned by you and held in the GGP 401(k) Savings Plan, which we refer to as the savings plan. If no instructions are received by 11:59 p.m., Eastern time, on July 23, 2018, shares of GGP common stock owned by you and held in the savings plan will be voted in the same proportion as votes received from other participants in the savings plan.

If you properly sign your proxy card but do not mark the boxes showing how your shares of GGP common stock should be voted on a matter, the shares of GGP common stock represented by your properly signed proxy will be voted “FOR” the merger proposal, “FOR” the charter proposals, “FOR” the bylaws proposals and “FOR” the compensation proposal.

If you have any questions or need assistance voting your shares, please contact Innisfree M&A Incorporated, GGP’s proxy solicitor, by calling toll-free: (888) 750-5834.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF GGP COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE VIA THE INTERNET OR BY TELEPHONE FOLLOWING THE INSTRUCTIONS SET FORTH ON THE ACCOMPANYING PROXY CARD OR COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE, OR SUBMIT YOUR PROXY VIA THE INTERNET OR BY TELEPHONE. STOCKHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.

Revocation of Proxies or Voting Instructions

Any GGP common stockholder has the right to revoke a proxy, whether delivered via the Internet, by telephone or by mail, at any time before it is exercised, by voting by proxy again at a later date through any of the methods available to you, by giving written notice of revocation to GGP’s Corporate Secretary, which notice, to ensure effective revocation, must be received by 11:59 p.m. (Chicago time) on the business day prior to the date of the special meeting, or by attending the special meeting and voting in person. Your attendance at the special meeting will not by itself revoke your proxy. Written notice of revocation should be mailed to: 350 N. Orleans St., Suite 300, Chicago, Illinois 60654.

If you hold shares of GGP common stock in “street name,” you should contact your broker or other nominee for instructions on how to change your vote.

Adjournment

The special meeting may adjourn to reconvene at the same or some other place and notice need not be given of any such adjourned meeting if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, provided, however, that notice shall be provided in accordance with applicable law if the meeting is adjourned for more than 30 days or as otherwise required by law. At the adjourned meeting, GGP may transact any business which might have been transacted at the original meeting. The record date for the original special meeting will apply to any adjournment of the special meeting, but the GGP board may fix a new record date for the adjourned meeting.

Tabulation of the Votes

GGP will appoint an inspector of election for the special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

Directors, officers and employees of GGP may solicit proxies on behalf of GGP in person or by telephone, facsimile or other means, for which they will not receive any additional compensation. GGP has engaged Innisfree M&A Incorporated to assist it in the solicitation of proxies. GGP has agreed to pay Innisfree M&A Incorporated an amount initially not expected to exceed $50,000, which includes the payment of certain fees and expenses for its services to solicit proxies. In accordance with the regulations of the SEC and the NYSE, GGP also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of GGP common stock.

PROPOSALS SUBMITTED TO GGP COMMON STOCKHOLDERS

Proposal 1—The Merger Proposal

(Item 1 on the GGP Proxy Card)

In proposal 1, GGP common stockholders are being asked to consider and vote on the adoption of the merger agreement, as described in this joint proxy statement/prospectus, pursuant to which BPY has agreed to acquire GGP through a series of transactions. The merger cannot be completed without the approval of the merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of GGP common stock and the affirmative vote of the holders of a majority of the outstanding target shares. If you abstain or fail to vote your shares in favor of the merger proposal, including broker non-votes, this will have the same effect as a vote “AGAINST” the merger proposal. The merger agreement is attached as Annex A to this joint proxy statement/prospectus.

The approval of the merger proposal is conditioned on approval of each of the charter proposals and the bylaws proposals.

The GGP board, following the unanimous recommendation of the special committee, recommends that GGP common stockholders vote “FOR” the merger proposal.

Proposal 2—Proposal to Amend the GGP Charter to Authorize the New Classes of Capital Stock and Implement Other Ancillary Amendments

(Item 2 on the GGP Proxy Card)

In proposal 2, GGP common stockholders are being asked to consider and vote on a proposal to approve amending the GGP charter. If proposal 2 is adopted, it would amend each article of the GGP charter to read as set forth on Annex B of this joint proxy statement/prospectus, other than Article V and paragraph C of Article VI. Article V of the GGP charter would be amended to read as set forth on Annex B attached hereto only if proposals 3 and 4 are approved by the GGP common stockholders. Paragraph C of Article VI of the GGP charter would be amended to read as set forth on Annex B only if proposal 5 is approved by the GGP common stockholders. As amended by proposal 2, the amended charter would (i) authorize the issuance of and establish the rights, powers, preferences, privileges, restrictions and other matters relating to class A stock, class B-1 stock and class C stock, and would provide the terms governing the class B stock; (ii) permit the holders of class B stock and class C stock to take action by consent in lieu of a stockholder meeting on matters that only the holders of class B stock or class C stock (and/or both classes) are entitled to vote on; (iii) amend the forum selection provision of Article XI to require certain actions against stockholders of BPR to be brought exclusively in the Court of Chancery of the State of Delaware, and to expressly permit BPR to waive the forum selection provision with respect to certain proceedings; (iv) eliminate provisions that currently prohibit GGP, and would otherwise prohibit BPR, from issuing any class of non-voting equity securities under certain circumstances; (v) change the name of GGP to Brookfield Property REIT Inc.; (vi) amend the terms of GGP’s pre-existing series A preferred stock to preserve the conversion right of such stock under its current terms, including among other things, to provide that the new series A preferred stock is convertible into either class A stock or class C stock in certain circumstances; and (vii) otherwise amend the GGP charter to read as set forth on Annex B attached to this joint proxy statement/prospectus, except for the amendments set forth in proposals 3, 4 and 5. If proposal 2 is adopted, it would amend each article of the GGP charter to read as set forth on Annex C of this joint proxy statement/prospectus, other than the amendments set forth in proposals 3, 4 and 5.

This description of proposal 2 is qualified in its entirety by reference to Annex B, which is incorporated by reference herein. You should read Annex B carefully.

Approval of proposal 2 requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock. A vote “FOR” proposal 2 will also be deemed to constitute approval of the filing of a restated charter enacting the amendments set forth in proposal 2. If you abstain or fail to vote your shares in favor of proposal 2, including broker non-votes, this will have the same effect as a vote “AGAINST” proposal 2.

The approval of proposal 2 is conditioned on approval of the merger proposal and each of the other proposals to amend the GGP charter and GGP bylaws set forth in this joint proxy statement/prospectus.

The GGP board, following the unanimous recommendation of the special committee, recommends that GGP common stockholders vote “FOR” proposal 2.

Proposal 3—Proposal to Amend the GGP Charter to Remove the Ability of Stockholders to Prohibit the BPR Board from Amending the BPR Bylaws That Were Amended by Stockholders

(Item 3 on the GGP Proxy Card)

In proposal 3, GGP common stockholders are being asked to consider and vote on a proposal to approve amending the GGP charter to remove the ability of stockholders to prohibit the BPR board from further amending the bylaws that were amended by such stockholders. If this proposal 3 and proposal 4 are adopted, Article V of the GGP charter would be amended to read as set forth on Annex B of this joint proxy statement/prospectus.

This description of proposal 3 is qualified in its entirety by reference to Annex B, which is incorporated by reference herein. You should read Annex B carefully.

Approval of proposal 3 requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock. A vote “FOR” proposal 3 will also be deemed to constitute approval of the filing of a restated charter enacting the amendment set forth in proposal 3. If you abstain or fail to vote your shares in favor of proposal 3, including broker non-votes, this will have the same effect as a vote “AGAINST” proposal 3.

The approval of proposal 3 is conditioned on approval of the merger proposal and each of the other proposals to amend the GGP charter and GGP bylaws set forth in this joint proxy statement/prospectus.

The GGP board, following the unanimous recommendation of the special committee, recommends that GGP common stockholders vote “FOR” proposal 3.

Proposal 4—Proposal to Amend the GGP Charter to Increase the Number of Stockholder Votes Required to Amend or Repeal the Bylaws

(Item 4 on the GGP Proxy Card)

In proposal 4, GGP common stockholders are being asked to consider and vote on a proposal to approve amending the GGP charter. If this proposal 4 and proposal 3 are adopted, Article V of the GGP charter would be amended to read as set forth on Annex B of this joint proxy statement/prospectus. As amended by proposal 4, the amended charter would increase the number of stockholder votes required to amend or repeal the bylaws from the current voting requirements to 66-2/3% of the voting power of the capital stock entitled to vote, unless the BPR board recommends that stockholders approve such amendment or repeal.

This description of proposal 4 is qualified in its entirety by reference to Annex B, which is incorporated by reference herein. You should read Annex B carefully.

Approval of proposal 4 requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock. A vote “FOR” proposal 4 will also be deemed to constitute approval of the filing of a restated charter enacting the amendment set forth in proposal 4. If you abstain or fail to vote your shares in favor of proposal 4, including broker non-votes, this will have the same effect as a vote “AGAINST” proposal 4.

The approval of proposal 4 is conditioned on approval of the merger proposal and each of the other proposals to amend the GGP charter and GGP bylaws set forth in this joint proxy statement/prospectus.

The GGP board, following the unanimous recommendation of the special committee, recommends that GGP common stockholders vote “FOR” proposal 4.

Proposal 5—Proposal to Amend the GGP Charter to Increase the Number of Stockholder Votes Required to Remove a Director

(Item 5 on the GGP Proxy Card)

In proposal 5, GGP common stockholders are being asked to consider and vote on a proposal to approve amending the GGP charter. If proposal 5 is adopted, it would amend paragraph C of Article VI of the GGP charter to read as set forth on Annex B of this joint proxy statement/prospectus. As amended by proposal 5, the amended charter would increase the number of stockholder votes required to remove a director (either with or without cause) from a majority to 66-2/3% of the voting power of the capital stock entitled to vote.

This description of proposal 5 is qualified in its entirety by reference to Annex B, which is incorporated by reference herein. You should read Annex B carefully.

Approval of proposal 5 requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock. A vote “FOR” proposal 5 will also be deemed to constitute approval of the filing of a restated charter enacting the amendment set forth in proposal 5. If you abstain or fail to vote your shares in favor of proposal 5, including broker non-votes, this will have the same effect as a vote “AGAINST” proposal 5.

The approval of proposal 5 is conditioned on approval of the merger proposal and each of the other proposals to amend the GGP charter and GGP bylaws set forth in this joint proxy statement/prospectus.

The GGP board, following the unanimous recommendation of the special committee, recommends that GGP common stockholders vote “FOR” proposal 5.

Proposal 6—Proposal to Amend the GGP Bylaws to Include a Provision Requiring BPR to Include in its Proxy Statements and Proxy Cards Director Candidates Selected by a BPY Affiliate

(Item 6 on the GGP Proxy Card)

In proposal 6, GGP common stockholders are being asked to consider and vote on a proposal to approve amending the GGP bylaws. As amended by proposal 6, the amended bylaws would require BPR to include in its proxy statements and proxy cards director candidates selected by a BPY affiliate for future meetings of stockholders of BPR at which directors are elected. If approved, proposal 6 would amend the GGP bylaws to insert a clause (a)(4) to Section 7 of Article I, as set forth on Annex C of this joint proxy statement/prospectus and would add a reference to clause (a)(4) in clauses (a)(1) and (d)(3) of Section 7, as set forth on Annex C.

This description of proposal 6 is qualified in its entirety by reference to Annex C, which is incorporated by reference herein. You should read Annex C carefully.

Approval of proposal 6 requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock. A vote “FOR” proposal 6 will also be deemed to constitute approval of restated bylaws enacting the amendment set forth in proposal 6. If you abstain or fail to vote your shares in favor of proposal 6, including broker non-votes, this will have the same effect as a vote “AGAINST” proposal 6.

The approval of proposal 6 is conditioned on approval of the merger proposal and each of the other proposals to amend the GGP charter and GGP bylaws set forth in this joint proxy statement/prospectus.

The GGP board, following the unanimous recommendation of the special committee, recommends that GGP common stockholders vote “FOR” proposal 6.

Proposal 7—Proposal to Amend the GGP Bylaws to Eliminate Stockholders’ Power to Call Special Meetings and to Implement Other Ancillary Amendments

(Item 7 on the GGP Proxy Card)

In proposal 7, GGP common stockholders are being asked to consider and vote on a proposal to approve amending the GGP bylaws. If proposal 7 is adopted, it would amend the GGP bylaws to remove the ability of stockholders to call special meetings of stockholders. Currently, the holders of 15% of the voting power of the capital stock of GGP can cause a special meeting of stockholders to be called. Accordingly, these amendments, if adopted, would limit BPY’s power, as the holder of a majority of the voting power of BPR following the Transactions, to call special meetings.

Proposal 7 would also implement ancillary amendments to the GGP bylaws, including to (i) insert in the BPR bylaws the same provisions that will appear in the charter amendments to provide that the number of stockholder votes required to amend or repeal the bylaws will be 66-2/3% of the voting power of the capital stock entitled to vote, unless the BPR board recommends that the stockholders approve such amendment or repeal; and (ii) eliminate the requirement that the BPR board appoint a lead director when the chairman of the BPR board is a current or former executive officer of BPR or is not otherwise an independent director, and instead provide that a lead director may be selected by the independent directors (with “independent director” having the meaning given in the listing standards of the principal stock exchange on which BPR’s stock is listed). If proposal 7 is adopted, it would amend each article of the GGP bylaws to read as set forth on Annex C of this joint proxy statement/prospectus, other than the amendment set forth in proposal 6.

This description of proposal 7 is qualified in its entirety by reference to Annex C, which is incorporated by reference herein. You should read Annex C carefully.

Approval of proposal 7 requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of GGP common stock. A vote “FOR” proposal 7 will also be deemed to constitute approval of restated bylaws enacting the amendments set forth in proposal 7. If you abstain or fail to vote your shares in favor of proposal 7, including broker non-votes, this will have the same effect as a vote “AGAINST” proposal 7.

The approval of proposal 7 is conditioned on approval of the merger proposal and each of the other proposals to amend the GGP charter and GGP bylaws set forth in this joint proxy statement/prospectus.

The GGP board, following the unanimous recommendation of the special committee, recommends that GGP common stockholders vote “FOR” proposal 7.

Proposal 8—The Compensation Proposal

(Item 8 on the GGP Proxy Card)

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, GGP is providing its stockholders with the opportunity to cast an advisory (non-binding) vote on the compensation that may be paid or become payable to the GGP named executive officers, as determined in accordance with Item 402(t) of Regulation S-K, that is based upon or otherwise relates to the Transactions and arises from any form of arrangement or understanding, whether written or unwritten, between GGP and the GGP named executive officers. The GGP named executive officers are: Sandeep Mathrani, Chief Executive Officer; Shobi Khan, President and Chief Operating Officer; Heath Fear, Executive Vice President and Chief Financial Officer; Richard Pesin, Executive Vice President, Anchors, Development and Construction; and Michael Berman, who served as GGP’s Executive Vice President and Chief Financial Officer during 2017.

GGP therefore is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to GGP Inc.’s named executive officers in connection with the Transactions, as disclosed in the table entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion and the agreements or understandings pursuant to which such compensation may be paid or become payable, as set forth in the section entitled “Special Factors—Interests of GGP’s Directors and Executive Officers in the Transactions—Information for Advisory Vote on Transaction-Related Compensation for the GGP Named Executive Officers” is hereby APPROVED.”

Approval of the compensation proposal requires the affirmative vote of the holders of a majority of the shares of GGP common stock present in person or represented by proxy at the special meeting and entitled to vote on such proposal. Abstentions will have the same effect as votes “AGAINST” the compensation proposal. Failures to vote and broker non-votes will have no effect on the approval of the compensation proposal.

The GGP board, following the unanimous recommendation of the special committee, recommends that GGP common stockholders vote “FOR” the compensation proposal.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES

Material U.S. Federal Income Tax Considerations and Consequences of the Transactions

The following is a discussion of the material U.S. federal income tax consequences of the pre-closing dividend, the merger and the BPY unit exchange, as applicable, to U.S. holders and non-U.S. holders (each as defined below) of shares of GGP common stock.

This discussion assumes that GGP common stockholders hold such GGP common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion is based upon the Code, Treasury regulations promulgated under the Code, which we refer to as the Treasury Regulations, judicial decisions and published administrative rulings, all as currently in effect and all of which are subject to change, possibly with retroactive effect, or may be subject to differing interpretations so as to result in U.S. federal income tax consequences different from those summarized below. Except to the limited extent noted below, this discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements, in each case, as applicable to the Transactions, GGP’s qualification as a REIT and ownership of class A stock. In addition, other than to the limited extent noted below, this discussion does not address U.S. federal income tax considerations applicable to holders of shares of GGP common stock (or, following the pre-closing dividend, class A stock) that are subject to special treatment under U.S. federal income tax law, including, for example:

•	financial institutions;

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes);

•	insurance companies;

•	broker-dealers;

•	tax-exempt organizations;

•	trusts;

•	estates;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold shares of GGP common stock (or, following the pre-closing dividend, class A stock) as part of a straddle, hedge, constructive sale, conversion transaction or other integrated transaction for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts;

•	certain U.S. expatriates;

•	U.S. holders whose “functional currency” is not the U.S. dollar;

•	persons who acquired their shares of GGP common stock (or, following the pre-closing dividend, class A stock) through the exercise of an employee stock option or otherwise as compensation; and

•	persons required to accelerate the recognition of any item of gross income with respect to their shares of GGP common stock (or, following the pre-closing dividend, class A stock) as a result of such income being recognized on an applicable financial statement.

For purposes of this discussion, a “holder” means a beneficial owner of shares of GGP common stock (or, following the pre-closing dividend, class A stock), and a “U.S. holder” means a holder that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in place under the Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner (other than a partnership) of shares of GGP common stock (or, following the pre-closing dividend, class A stock) other than a U.S. holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of GGP common stock (or, following the pre-closing dividend, class A stock), the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds shares of GGP common stock (or, following the pre-closing dividend, class A stock), and the partners in such partnership (as determined for U.S. federal income tax purposes), should consult their tax advisors regarding the specific tax consequences to them of the Transactions, the ownership of class A stock, and BPR’s qualifications as a REIT following the merger, in light of their particular circumstances.

In addition, holders who also own GGP preferred stock should consult their tax advisors regarding any special tax consequences of the merger to them.

This discussion of material U.S. federal income tax consequences of the Transactions is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THE U.S. FEDERAL INCOME TAX RULES APPLICABLE TO THE TRANSACTIONS GENERALLY ARE HIGHLY TECHNICAL AND COMPLEX. HOLDERS OF SHARES OF GGP COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS, AND POTENTIAL CHANGES IN APPLICABLE TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Treatment of the Pre-Closing Dividend

In general.

While a distribution payable by a corporation (including a REIT) in the form of its own stock is generally not treated as a taxable distribution of property, this treatment generally does not apply if the distribution is, at the election of the stockholders, payable in either cash or stock, and meets certain other requirements. It is expected that both the cash and class A stock distributed in the pre-closing dividend will be treated as a distribution of property to unaffiliated GGP common stockholders. Assuming this is the case, the pre-closing dividend will be taxable to the extent paid out of GGP’s current and accumulated earnings and profits, and will be treated as a return of capital to the extent it exceeds GGP’s earnings and profits. To the extent the pre-closing dividend is treated as a return of capital for tax purposes, it will reduce the holder’s tax basis in its GGP common stock and a U.S. holder will recognize gain to the extent the return of capital portion of the pre-closing dividend exceeds such holder’s tax basis in its stock. In this case, unaffiliated GGP common stockholders will have a tax basis in the class A stock received in the pre-closing dividend equal to the fair market value of the stock at the time of the pre-closing dividend. As a REIT, GGP may designate distributions as capital gain dividends in whole or in part to the extent that GGP has recognized capital gain. GGP expects to recognize a substantial amount of capital gain as a result of the pre-closing transactions. GGP intends to designate the pre-closing dividend as a capital gain dividend to the extent permitted by the Code. However, a portion of the pre-closing dividend is expected to be an ordinary dividend, and there can be no assurance as to the portion of the dividend that will be treated as a capital gain dividend or an ordinary dividend. The tax consequences described below under the sections entitled “—Material U.S. Federal Income Taxation Consequences Applicable to Holders of Class A Stock—Taxation of U.S. Holders of Class A Stock,” and “—Material U.S. Federal Income Taxation Consequences Applicable to Holders of Class A Stock—U.S. Taxation of Non-U.S. Holders of Class A Stock,” in each case replacing all references to “class A stock” with “GGP common stock,” will apply to U.S. holders and non-U.S. holders, respectively, who receive the pre-closing dividend.

Alternative Treatment of the Distribution of Class A Stock.

Notwithstanding the intended U.S. federal income tax treatment described above, the proper U.S. federal income tax treatment of the pre-closing dividend is not entirely clear. If, and to the extent that, the cash election is prorated so that each unaffiliated GGP common stockholder receives at least some class A stock in the pre-closing dividend, it is possible that the IRS could challenge the treatment described above and, if successful, could treat the receipt of class A stock as a nontaxable stock distribution instead of a distribution of property. In that case, a holder of GGP common stock would need to allocate its tax basis in its GGP common stock (determined after the receipt of the portion of the pre-closing dividend that is treated as a distribution of property) among its GGP common stock and the portion of the class A stock that is not treated as a distribution of property proportionately based on fair market value of the GGP common stock and such class A stock on the date of the pre-closing dividend.

Treatment of the Merger Consideration

The merger will be a taxable sale for U.S. federal income tax purposes. U.S. holders will recognize gain or loss equal to the difference between the merger consideration received and the U.S. holder’s tax basis in its shares of GGP common stock as described in more detail below under the section entitled “—Material U.S. Federal Income Taxation Consequences Applicable to Holders of Class A Stock—Taxation of U.S. Holders of Class A Stock,” replacing all references to “class A stock” with “GGP common stock” and after giving effect to the impact, if any, of the pre-closing dividend on the unaffiliated GGP common stockholder’s tax basis in its GGP common stock. Whether a non-U.S. holder is subject to U.S. federal income tax will depend upon the specific circumstances of such holder and GGP as discussed below under the section entitled “—Material U.S. Federal Income Taxation Consequences Applicable to Holders of Class A Stock—U.S. Taxation of Non-U.S. Holders of Class A Stock,” replacing all references to “class A stock” with “GGP common stock.”

BPY Unit Exchange

The exchange of class A stock for BPY units is expected to be a taxable transaction and, as a result, the holder will recognize gain or loss (if any) on the exchange, equal to the difference between the value of the BPY units received and the U.S. tax holder’s basis in its shares of class A stock.

Backup Withholding

A holder of GGP common stock may be subject to backup withholding with respect to any cash received in the merger or the pre-closing dividend. Backup withholding generally will not apply to you, however, if you furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on IRS Form W-9, or provide a properly completed IRS Form W-8BEN (or W-8BEN-E), or you are otherwise exempt from backup withholding and you provide appropriate proof of the applicable exemption. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or credit against your U.S. federal income tax liability, if any, provided that you timely furnish the required information to the IRS.

Material U.S. Federal Income Taxation Consequences Applicable to Holders of Class A Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from the election of GGP (and for periods after the Transactions, BPR) to be taxed as a REIT, and the ownership of class A stock. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and the holders of its stock under current law. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Taxation of BPR as a REIT

GGP elected to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 2010. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

GGP believes that it is organized and has operated, and BPR intends to continue to operate, in a manner allowing it to qualify as a REIT, but there can be no assurance that GGP has qualified or that BPR will remain qualified as a REIT. Qualification and taxation as a REIT depends upon BPR’s ability to meet, through actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Code, as in effect for each applicable taxable period. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations (including with respect to matters that BPR may not control or for which it is not possible to obtain all the relevant facts) and the possibility of future changes in its circumstances, GGP cannot provide any assurance that its actual operating results have satisfied or that BPR will satisfy the requirements for taxation as a REIT under the Code for any particular taxable year.

So long as BPR qualifies for taxation as a REIT, BPR generally will not be subject to U.S. federal corporate income tax on its net income that is distributed currently to its holders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and holder levels) that generally results from an investment in a corporation. However, even if BPR qualifies for taxation as a REIT, it will be subject to U.S. federal income tax as follows:

•	BPR will be subject to regular U.S. federal corporate income tax on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT, subject to specified adjustments, including a deduction for dividends paid.

•	If BPR has net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, BPR will be subject to tax at the U.S. federal corporate rate on this income.

•	BPR’s net income from any “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are defined as sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business unless such property has been held by BPR for two years or more and certain other requirements are satisfied.

•	If BPR fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, BPR will be subject to a tax equal to the greater of (i) the amount by which 75% of its gross income exceeds the amount of its income qualifying under the 75% gross income test for the taxable year or (ii) the amount by which 95% of its gross income exceeds the amount of its income qualifying for the 95% gross income test for the taxable year, multiplied by a fraction intended to reflect BPR’s profitability.

•	If BPR fails to satisfy any of the asset tests discussed below (other than a failure of the 5% or 10% asset tests by a de minimis amount) and BPR qualifies for and satisfies certain cure provisions, then BPR will have to pay an excise tax equal to the greater of (i) $50,000 and (ii) an amount determined by multiplying (a) the net income generated during a specified period by the assets that caused the failure by (b) the U.S. federal corporate income tax rate.

•	If BPR fails to satisfy any REIT requirements other than the income test or asset test requirements and BPR qualifies for a reasonable cause exception, then BPR may retain its REIT qualification, but BPR will have to pay a penalty equal to $50,000 for each such failure.

•	BPR will be subject to a nondeductible 4% excise tax on the excess of the required distributions over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if BPR fails to distribute during each calendar year at least the sum of:

(1)	85% of its REIT ordinary income for the year;

(2)	95% of its REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years.

•	BPR will be subject to a 100% penalty tax on some payments it receives (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among it and its taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

•	If BPR should acquire any asset from a “C” corporation in a carry-over basis transaction and it subsequently recognizes gain on the disposition of such asset during the applicable recognition period (currently, five (5) years) beginning on the date on which it acquired the asset, then, to the extent of any built-in gain, such gain will be subject to regular U.S. federal corporate tax. Built-in gain is the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) the adjusted basis in such asset as of the beginning of such recognition period.

•	Income earned by BPR’s taxable REIT subsidiaries (other than any non-U.S. taxable REIT subsidiaries) will be subject to regular U.S. federal corporate income tax.

•	BPR may be required to pay penalties to the IRS in certain circumstances, including if it fails to meet recordkeeping requirements intended to monitor its compliance with rules relating to the composition of its shareholders.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

4.	that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;

5.	the beneficial ownership of which is held by 100 or more persons;

6.	not more than 50% in value of the outstanding shares of which is owned during the last half of each taxable year, directly or indirectly, by five (5) or fewer individuals, as defined in the Code to include specified entities;

7.	that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

8.	that uses a calendar year as its taxable year for U.S. federal income tax purposes; and

9.	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust generally are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

GGP believes that it has historically issued sufficient shares of stock with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. In addition, the GGP charter has and the amended charter will contain restrictions regarding the transfer of shares of stock that are intended to assist it in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that BPR will be able to satisfy these share ownership requirements.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If BPR complies with the annual letters requirement and does not know or, exercising reasonable diligence, would not have known of its failure to meet condition (6) above, then BPR will be treated as having met condition (6) above. Failure to comply with such requirements could subject BPR to monetary penalties.

To qualify as a REIT, BPR also cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. GGP does not believe that it has retained any non-REIT earnings and profits at year-end, and therefore believes that BPR will satisfy this requirement.

Qualified REIT Subsidiaries.

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is defined as a corporation, other than a taxable REIT subsidiary (discussed below), all of the stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of BPR will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries.

A “taxable REIT subsidiary” of BPR is defined as a corporation in which BPR directly or indirectly owns stock and that elects, together with BPR, to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of BPR’s taxable REIT subsidiaries owns, directly or indirectly, securities representing more than 35% or more of the vote or value of a subsidiary corporation other than a REIT, that subsidiary will also be treated as BPR’s taxable REIT subsidiary. A taxable REIT subsidiary is a corporation subject to U.S. federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary of BPR can perform some impermissible tenant services without causing BPR to receive impermissible tenant services income under the REIT income tests. A taxable REIT subsidiary also can recognize income that would be subject to the 100% prohibited transaction tax, or income that would be nonqualifying income under the gross income tests, if earned by a REIT. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income tax. For example, BPR will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by a taxable REIT subsidiary of BPR if the economic arrangements among BPR, its tenants and such taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Subsidiary REITs.

GGP owns and expects BPR to continue to own interests in other entities that intend to qualify as REITs for federal income tax purposes. If any such entity in which BPR owns an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect BPR’s ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the outstanding securities (by vote or value) of another corporation that is not a REIT or a taxable REIT subsidiary, as further described below.

Ownership of Partnership Interests by a REIT.

A REIT that is a partner in a partnership (or a member in a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income for purposes of the REIT asset and income tests described below. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of these tests. Thus, BPR’s proportionate share of the assets and items of gross income of any entity taxable as a partnership for U.S. federal income tax purposes in which it holds an interest will be treated as BPR’s assets and liabilities and BPR’s items of income for purposes of applying the REIT qualification requirements described herein. The assets, liabilities and items of income of any partnership in which BPR owns an interest include such entity’s share of the assets and liabilities and items of income with respect to any partnership in which it holds an interest.

The discussion above does not apply to BPR’s interest in any entity treated as a corporation for U.S. federal income tax purposes. If an entity that BPR treated as a partnership for U.S. federal income tax purposes was determined instead to be taxed as a corporation, BPR could fail one or more of the REIT income and asset tests described below. Generally, a domestic unincorporated entity with two or more owners is treated as a partnership for U.S. federal income tax purposes unless it affirmatively elects to be treated as a corporation. However, certain “publicly traded partnerships” are treated as corporations for U.S. federal income tax purposes. A “publicly traded partnership” is defined as any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a secondary market or the substantial equivalent thereof. However, under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified safe harbors, which are based on the specific facts and circumstances relating to the partnership. Moreover, certain publicly traded partnerships will avoid being treated as a corporation for U.S. federal income tax purposes if the partnership derives at least 90% of its gross income from certain specified sources of qualifying income. GGP does not believe that any of its direct or indirect subsidiary partnerships should be treated as corporations under the publicly traded partnership rules. However, a contrary determination could prevent BPR from qualifying as a REIT.

Under the Code, a partnership that is not treated as a corporation under the publicly traded partnership rules generally is not subject to U.S. federal income tax; instead, each partner is allocated its distributive share of the partnership’s items of income, gain, loss, deduction and credit and is required to take such items into account in determining the partner’s income. However, new rules applicable to federal income tax audits of partnerships effective for taxable years beginning after December 31, 2017 require the partnership to pay the hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership-

related items on audit or in other tax proceedings, unless the partnership elects an alternative method under which the taxes resulting from the adjustment (and interest and penalties) are assessed at the partner level. It is possible that partnerships in which BPR directly and indirectly invests may be subject to U.S. federal income tax, interest and penalties in the event of a U.S. federal income tax audit as a result of these changes in law.

Income Tests Applicable to REITs.

To qualify as a REIT, BPR must satisfy two gross income tests annually. First, at least 75% of its gross income, excluding gross income from prohibited transactions and certain other income and gains described below, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including rents from real property, gains on the disposition of real estate assets other than certain nonqualified debt instruments of publicly offered REITs, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, income and gain derived from foreclosure property, or from some types of temporary investments. Second, at least 95% of BPR’s gross income, excluding gross income from prohibited transactions and certain other income and gains described below, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest and gain from the sale or disposition of stock or securities.

Rents received by BPR will qualify as rents from real property for purposes of the REIT gross income tests described above only if several conditions are met. First, the amount of rents from real property must not be based in whole or in part on the income or profits derived by any person from such real property. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a related party tenant (as defined below) will not qualify as rents from real property for purposes of the REIT gross income tests unless the tenant is a taxable REIT subsidiary and (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased to the taxable REIT subsidiary is a hotel or a health care facility and certain other requirements are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease (determined based on the fair market value as of the beginning and end of the taxable year), then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for purposes of the REIT gross income tests, BPR may provide directly only an insignificant amount of services, unless those services are “customarily furnished or rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, BPR may not provide “impermissible tenant services” to tenants (except through an independent contractor from whom it derives no income and that meets other requirements or through a taxable REIT subsidiary) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of BPR’s direct cost of providing the service. If the impermissible tenant service income exceeds 1% of BPR’s total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of BPR’s total income from the property, the services will not taint the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

GGP has provided and expects BPR to continue to provide services to its properties. GGP believes that the services that have been provided by GGP and will be provided by BPR directly are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants, or, if considered impermissible tenant services, income from the provision of such services with respect to a given property has not jeopardized and will not jeopardize BPR’s status as a REIT. GGP believes that any services with respect to its properties that may not be provided by it directly without jeopardizing its status as a REIT have been, and, if applicable, will continue to be with respect to BPR, performed by independent contractors or taxable REIT subsidiaries.

Taxable dividends from a taxable REIT subsidiary and gain from a sale or other taxable disposition of interests in a taxable REIT subsidiary will qualify under the 95% income test, but not the 75% income test. BPR’s need to satisfy the 75% income test may adversely affect BPR’s ability to distribute earnings from, or dispose of its investment in, a taxable REIT subsidiary.

GGP has earned and BPR will continue to earn amounts of nonqualifying income. For example, GGP earns fees related to the development and management of properties that are not wholly owned by it. GGP believes that the amount of nonqualifying income generated from these and certain other activities has not affected and will not affect BPR’s ability to meet the gross income tests.

Any gain BPR realizes on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless such property has been held by BPR for two years and certain other requirements are satisfied or the gain is realized in a taxable REIT subsidiary. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. GGP generally intends for BPR to hold its properties for investment with a view to long-term appreciation; to engage in the business of acquiring, developing, owning and operating properties; and to make occasional sales of properties, consistent with its investment objectives. GGP cannot provide any assurance, however, that the IRS might not contend that one or more of these sales is subject to the 100% penalty tax. GGP intends for BPR to hold assets developed or held for sale in taxable REIT subsidiaries. Although a taxable REIT subsidiary is not subject to the 100% penalty tax, it does pay regular U.S. federal corporate income tax on its taxable income and gains.

If BPR fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Code. These relief provisions generally will be available if BPR’s failure to meet the tests is due to reasonable cause and not due to willful neglect and, following its identification of such failure for any taxable year, it files a schedule describing each item of its gross income for such taxable year described in the gross income tests in accordance with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances BPR would be entitled to the benefit of these relief provisions. For example, if BPR fails to satisfy the gross income tests because nonqualifying income that it intentionally incurs exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If BPR is not entitled to relief under these provisions, BPR will fail to qualify as a REIT. As discussed under the section entitled “—Taxation of BPR as a REIT” beginning on page 179 of this joint proxy statement/prospectus, even if these relief provisions apply, BPR would be subject to tax to the extent BPR fails to meet the REIT gross income tests.

Asset Tests Applicable to REITs.

At the close of each quarter of BPR’s taxable year, BPR must satisfy five tests relating to the nature of its assets:

1.	at least 75% of the value of BPR’s total assets must be represented by real estate assets, cash, cash items and government securities. Real estate assets include interests in real property (such as land, buildings, leasehold interest in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), interests in mortgages on real property or on interests in real property, shares in other qualifying REITs, debt instruments issued by publicly offered REITs, and stock or debt instruments held for less than one year that are purchased with the proceeds from an offering of shares of BPR stock or certain of BPR’s debt;

2.	not more than 25% of BPR’s total assets may be represented by securities other than those in the 75% asset class;

3.	except for investments in qualified REIT subsidiaries, taxable REIT subsidiaries, equity interests in REITs or other securities that qualify as “real estate assets” for purposes of the test described in clause (1): the value of any one issuer’s securities owned by BPR may not exceed 5% of the value of BPR’s total assets; in the case of a corporate issuer, BPR may not own securities possessing more than 10% of the voting power of any one issuer’s outstanding securities; and BPR generally may not own more than 10% of the value of the outstanding securities of any one issuer;

4.	not more than 20% of the value of BPR’s total assets may be represented by securities of one or more taxable REIT subsidiaries; and

5.	not more than 25% of the value of BPR’s total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

Shares in other qualifying REITs will be treated as “real estate assets” for purposes of the REIT asset tests, while shares of BPR’s taxable REIT subsidiaries will not qualify as “real estate assets.”

Securities for purposes of the asset tests may include debt securities. However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (i) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (ii) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% gross income test; and (iii) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

GGP believes that it has complied and BPR will comply with the applicable asset tests with respect to each such issuer. In this regard, however, GGP cannot provide any assurance that the IRS might not disagree with its determinations.

After initially meeting the asset tests at the close of any quarter, BPR will not lose its status as a REIT if it fails to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets. If the failure to satisfy any such asset tests results from an acquisition of securities or other property during a quarter, the failure generally can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. GGP intends for BPR to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests.

Moreover, if BPR fails to satisfy any of the asset tests at the end of a calendar quarter during a taxable year and such failure is not cured within 30 days as described above, BPR will not lose its REIT status if one of the following additional exceptions applies: (i) the failure is due to a violation of the 5% or 10% asset tests and is “de minimis” (for this purpose, a “de minimis” failure is one that arises from BPR’s ownership of assets the total value of which does not exceed the lesser of 1% of the total value of its assets at the end of the quarter in which the failure occurred and $10 million) and BPR either disposes of the assets that caused the failure or otherwise satisfies any of the asset tests within six (6) months after the last day of the quarter in which BPR’s identification of the failure occurred; or (ii) the failure is due to a violation of any of the asset tests (other than “de minimis”

violations of the 5% or 10% asset tests) and all of the following requirements are satisfied: (a) the failure is due to reasonable cause and not willful neglect, (b) BPR files a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, and (c) BPR either disposes of the assets that caused the failure or otherwise satisfies the asset tests within six (6) months after the last day of the quarter in which its identification of the failure occurred. If BPR must rely on the reasonable cause exception for failures that are not “de minimis” failures of the 5% or 10% asset tests, BPR must pay an excise tax equal to the greater of (i) $50,000 and (ii) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest U.S. federal income tax rate applicable to corporations.

Foreclosure Property.

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (iii) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the highest U.S. federal corporate income rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Debt Instruments.

BPR may acquire mortgage, mezzanine, bridge loans and other debt investments. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If BPR receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that BPR acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and BPR’s income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Loans that are modified generally will have to be retested using the fair market value of the collateral real property securing the loan as of the date of the modification, unless the modification does not result in a deemed exchange of the unmodified note for the modified note for tax purposes, or the mortgage loan was in default or is reasonably likely to default and the modified loan substantially reduces the risk of default, in which case no retesting in connection with the loan modification is necessary. Under IRS guidance, a loan may be treated as a qualifying real estate asset in an amount equal to the lesser of the fair market value of the loan or the fair market value of the real property securing the loan on the date the REIT acquired the loan. Although the recent guidance is not entirely clear, it appears that the nonqualifying portion of the mortgage loan will be equal to the portion of the loan’s fair market value that exceeds the value on the date of acquisition of the associated real property that is security for that loan. Notwithstanding the foregoing, for taxable years beginning after December 31, 2015, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset (and all interest shall be qualifying income for purposes of the 75% income test) if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

The application of the REIT provisions of the Code to certain mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property rather than by a direct mortgage of the real property, is not entirely clear. A safe harbor in Revenue Procedure 2003-65 provides that if a mezzanine loan meets certain requirements then (i) the mezzanine loan will be treated as a qualifying real estate asset for purposes of the REIT asset tests and (ii) interest in respect of such mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. To the extent BPR acquires mezzanine loans that do not comply with this safe harbor, all or a portion of such mezzanine loans may not qualify as real estate assets or generate qualifying income and REIT status may be adversely affected. As such, the REIT provisions of the Code may limit BPR’s ability to acquire mezzanine loans that it might otherwise desire to acquire.

Interests in a real estate mortgage investment conduit, which we refer to as a REMIC, generally will be treated as real estate assets for purposes of the asset tests, and income derived from REMIC interests generally will be treated as qualifying income for purposes of the 75% and 95% gross income tests, except that if less than 95% of the assets of the REMIC are real estate assets, then BPR will be treated as owning and receiving its proportionate share of the assets and income of the REMIC, with the result that only a proportionate part of BPR’s interest in the REMIC and income derived from the interest will qualify for purposes of the assets and the 75% gross income test.

Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that a REIT derives interest income from a mortgage loan where all or a portion of the amount of interest payable is contingent, such income generally will not qualify for purposes of the gross income tests if it is based upon net income or profits (as opposed to gross receipts or sales) of the borrower. This limitation does not apply, however, (i) where the borrower leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had the REIT earned the income directly, or (ii) if contingent interest is payable pursuant to a “shared appreciation mortgage” provision. A shared appreciation mortgage provision is any provision which is in connection with an obligation held by a REIT that is secured by an interest in real property, which entitles the REIT to a portion of the gain or appreciation in value of the collateral real property at a specified time. Any contingent interest earned pursuant to a shared appreciation mortgage provision shall be treated as gain from the sale of the underlying real property collateral for purposes of the REIT income tests.

Hedging Transactions and Foreign Currency Gains.

BPR may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent as may be provided by future Treasury Regulations, any income from a hedging transaction which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% and 75% income tests, provided that the hedging transaction is entered into (i) in the normal course of BPR’s business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to indebtedness incurred or to be incurred by BPR to acquire or carry real estate assets, (ii) primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property which generates such income or gain), or (iii) to hedge against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or a sale of property that is being hedged against by the transaction described in clause (i) or (ii). To the extent BPR enters into other types of hedging transactions, the income from those transactions is likely to be treated as nonqualifying income for purposes of both the 75% and 95% gross income tests. BPR intends to structure any hedging transactions in a manner that does not jeopardize its ability to qualify as a REIT. No assurances can be given, however, that BPR’s hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests and that such income will not adversely affect BPR’s ability to satisfy the REIT qualification requirements. In addition, certain foreign currency gains may be excluded from gross income for purposes of one or both of the REIT gross income tests, provided that BPR does not deal in or engage in substantial and regular trading in securities.

Sale-Leaseback Transactions.

BPR may enter into sale-leaseback transactions. It is possible that the IRS could take the position that specific sale-leaseback transactions (or certain other leases) BPR treats as true leases are not true leases for U.S. federal income tax purposes but are, instead, financing arrangements or loans. Successful recharacterization of a sale-leaseback transaction (or any other lease) as a financing arrangement or loan could jeopardize BPR’s REIT status.

Foreign Investments.

To the extent that BPR holds or acquires any investments and, accordingly, pays taxes in other countries, taxes paid by BPR in non-U.S. jurisdictions may not be passed through to, or used by, BPR’s holders as a foreign tax credit or otherwise. In addition, certain passive income earned by a non-U.S. taxable REIT subsidiary must be taken into account by BPR currently (whether or not distributed by the taxable REIT subsidiary) and may not be qualifying income under the 95% and 75% gross income tests.

Qualified Temporary Investment Income.

Income derived from certain types of temporary shares and debt investments made with the proceeds of sales of BPR stock and certain BPR debt offerings, not otherwise treated as qualifying income for the 75% gross income test, generally will nonetheless constitute qualifying income for purposes of the 75% gross income test for the year following the sale of such stock. More specifically, qualifying income for purposes of the 75% gross income test includes “qualified temporary investment income,” which generally means any income that is attributable to shares of stock or a debt instrument, is attributable to the temporary investment of new equity capital and certain debt capital, and is received or accrued during the one-year period beginning on the date on which the REIT receives such new capital. After such one-year period, income from investments of the proceeds attributable to that new capital will be qualifying income for purposes of the 75% income test only if derived from one of the other qualifying sources enumerated above.

Annual Distribution Requirements Applicable to REITs.

To qualify as a REIT, BPR is required to distribute dividends, other than capital gain dividends, to its stockholders each year in an amount at least equal to (i) the sum of (a) 90% of its REIT taxable income, computed without regard to the dividends paid deduction and its net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (ii) the sum of certain specified items of noncash income. For purposes of the distribution requirements, any built-in gain (net of the applicable tax) BPR recognizes during the applicable recognition period that existed on an asset when BPR acquired it from a “C” corporation in a carry-over basis transaction will be included in BPR’s REIT taxable income. Refer to the section entitled “—Taxation of BPR as a REIT” beginning on page 179 of this joint proxy statement/prospectus for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate or in the following taxable year if declared before BPR timely files its tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

For taxable years beginning before January 1, 2015, in order for BPR’s distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide it with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of stock within a particular class, and (ii) in accordance with the preferences among different classes of stock as set forth in BPR’s organizational documents. Any non-publicly offered REIT in which BPR invests would be subject to the preferential dividend rule regardless of the date of the distribution.

GGP believes that it has made, and intends for BPR to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

Generally, GGP anticipates BPR having sufficient cash or liquid assets to enable it to satisfy the 90% distribution requirement. It is possible, however, that BPR may, from time to time, choose to retain cash to fund capital projects or future operations or may not have sufficient cash or other liquid assets to meet this distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, in part due to timing differences between (i) the actual receipt of income and the actual payment of deductible expenses and (ii) the inclusion of such income and the deduction of such expenses in arriving at its taxable income, or as a result of nondeductible expenses such as principal amortization or capital expenditures in excess of noncash deductions. In such event, BPR may find it necessary to arrange for borrowings or pay taxable stock dividends in order to meet the distribution requirement.

BPR may seek to satisfy its distribution requirements by making taxable stock dividends. Moreover, BPR may determine to utilize certain stock dividends the proper treatment of which is not entirely clear without obtaining a private letter ruling from the IRS confirming the treatment of the stock dividend as a taxable stock dividend. In that case, it is possible that the IRS could challenge BPR’s treatment of the stock dividend as a taxable stock dividend, and, if such challenge were successful, the stock dividend would not count towards satisfying its distribution requirements.

Under some circumstances, BPR may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in BPR deductions for dividends paid for the earlier year. Such dividends are referred to as “deficiency dividends.” Thus, BPR may be able to avoid being taxed on amounts distributed as deficiency dividends. BPR will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

To the extent that BPR does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to regular U.S. federal corporate income tax on these retained amounts.

BPR will be subject to a nondeductible 4% excise tax on the excess of the required distributions over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if BPR fails to distribute during each calendar year at least the sum of:

1.	85% of its REIT ordinary income for the year;

2.	95% of its REIT capital gain net income for the year; and

3.	any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any such retained amounts would be treated as having been distributed.

Record-Keeping Requirements.

BPR is required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure of BPR to Qualify as a REIT.

If BPR fails to satisfy any REIT requirements (other than the income test or asset test requirements, to which specific cure provisions apply), it generally will avoid disqualification as a REIT if the failure is due to reasonable cause and not due to willful neglect and BPR pays a penalty of $50,000 with respect to such failure. It is not possible to state whether in all circumstances BPR would be entitled to such statutory relief.

If BPR fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, BPR will be subject to regular U.S. federal corporate income tax on its taxable income. Distributions to stockholders in any year in which BPR fails to qualify will not be deductible by BPR nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to holders will be taxable as dividend income. Subject to limitations of the Code, corporate holders may be eligible for the dividends-received deduction and non-corporate stockholders may be eligible to treat the dividends received from BPR as qualified dividend income taxable as net capital gains under the provisions of Section 1(h)(11) of the Code. Unless BPR is entitled to relief under specific statutory provisions, BPR also will be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost.

Taxation of U.S. Holders of Class A Stock

Distributions by BPR.

So long as BPR qualifies as a REIT, distributions to U.S. holders out of its current or accumulated earnings and profits that are not designated as capital gain dividends will be taxable as ordinary dividend income. In general, BPR’s dividends will not be eligible for the dividends received deduction generally available for corporations and will not qualify for treatment as qualified dividend income taxed as net capital gain by non-corporate stockholders.

In addition, for tax years beginning after December 31, 2017 and before January 1, 2026, non-corporate taxpayers (including individuals) generally may, subject to certain limitations, deduct 20% of dividends received from REITs, other than capital gain dividends or dividends treated as qualified dividend income. If BPR fails to qualify as a REIT, such holders may not claim this deduction with respect to dividends paid by BPR. The deduction in respect of qualified REIT dividends is not available to corporate holders of shares in a REIT, such as regulated investment companies, or to noncorporate holders owning shares in a REIT indirectly through a regulated investment company.

Distributions in excess of BPR’s current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted tax basis of the holder’s shares. Rather, such distributions will reduce the holder’s adjusted basis in such shares. Distributions in excess of current and accumulated earnings and profits that exceed a U.S. holder’s adjusted basis in its shares will be treated as gain from the sale or exchange of such shares, taxable as capital gains in the amount of such excess if the shares are held as a capital asset. If BPR declares a dividend in October, November or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, BPR will be treated as having paid the dividend, and its holders will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

BPR may elect to designate distributions of its net capital gain as “capital gain dividends.” Capital gain dividends generally are taxed to U.S. holders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. holder has held its shares. Designations made by BPR will be effective only to the extent that they comply with the principles of Revenue Ruling 89-81, which require that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If BPR designates any portion of a dividend as a capital gain dividend, a U.S. holder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the holder as capital gain. Corporate holders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, BPR may choose to retain all or part of its net capital gain and designate such amount as “undistributed capital gain.” BPR will be subject to regular U.S. federal corporate income tax on any undistributed capital gains and its earnings and profits will be adjusted appropriately. On such a designation, a U.S. holder:

1.	will include in its income as long-term capital gains its proportionate share of such undistributed capital gains;

2.	will be deemed to have paid its proportionate share of the tax paid by BPR on such undistributed capital gains and receive a credit or a refund to the extent that the tax paid by BPR exceeds the U.S. holder’s tax liability on the undistributed capital gains; and

3.	will increase the basis in its class A stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid.

BPR will classify portions of any designated capital gain dividend or undistributed capital gains as either (i) a 20% rate gain distribution, which would be taxable to non-corporate U.S. holders at a maximum rate of 20% or (ii) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. holders at a maximum rate of 25%. BPR must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate in excess of 25%.

Distributions made by BPR and gain arising from the sale or exchange by a U.S. holder of shares of class A stock will not be treated as passive activity income, and, as a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. In addition, with respect to BPR non-corporate U.S. holders, dividends (other than capital gain dividends and dividends taxed at net capital gains rates) generally will be treated as investment income for purposes of the investment interest limitations. A U.S. holder may elect to treat capital gain dividends and capital gains from the disposition of shares of class A stock as investment income for purposes of the investment interest limitation, in which case such amounts otherwise taxable as capital gains will be taxed at ordinary income rates. BPR will notify holders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain.

To the extent that BPR has available net operating losses and capital losses carried forward from prior tax years, such losses may, subject to limitations, reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. Such losses, however, are not passed through and U.S. holders may not include in their own income tax returns any of BPR’s net operating losses or capital losses.

Sales of Shares.

Upon any taxable sale or other disposition of shares, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on the sale or other disposition and (ii) the holder’s adjusted basis in the shares for tax purposes. This gain or loss will be a capital gain or loss if the shares have been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the shares (generally, if an asset has been held for more than one year, it will produce long-term capital gain), the holder’s tax bracket and the holder’s status (i.e., as an individual or other noncorporate U.S. holder or as a corporate U.S. holder). The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate U.S. holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Holders are urged to consult with their own tax advisors with respect to their capital gain tax liability. In general, any loss recognized by a U.S. holder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. holder from BPR that were required to be treated as long-term capital gains. All or a portion of any loss realized upon a taxable disposition of shares may be disallowed if other shares are purchased within 30 days before or after the date of disposition.

Medicare Tax on Unearned Income.

A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (currently between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to certain estates and trusts. Net investment income generally would include dividends on class A stock (without regard to the 20% deduction allowed by Section 199A of the Code) and gain from the sale of class A stock. If you are a U.S. investor that is an individual, an estate or a trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in class A stock.

Treatment of Tax-Exempt Holders of Class A Stock

Provided that a tax-exempt holder has not held its class A stock as “debt financed property” within the meaning of the Code, the dividend income from BPR will not be unrelated business taxable income, which we refer to as UBTI, to a tax-exempt holder. Similarly, gain from the sale of shares will not constitute UBTI unless the tax-exempt holder has held its shares as debt-financed property within the meaning of the Code or is a dealer in the shares.

However, for tax-exempt holders that are social clubs, voluntary employee benefit associations, or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in BPR will generally constitute UBTI; however, an organization exempt under Section 501(c)(9) or (c)(17) of the Code may reduce UBTI if it properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code and holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”

A REIT is a “pension-held REIT” if it meets the following two tests:

1.	it qualified as a REIT only by reason of Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

2.	either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

For pension-held REITs, the percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies, in which case no dividends are treated as UBTI, where this percentage is less than 5% for any taxable year. A tax-exempt holder should consult its tax advisors with regard to UBTI and the suitability of an investment in class A stock.

U.S. Taxation of Non-U.S. Holders of Class A Stock

Distributions by BPR.

Distributions by BPR to a non-U.S. holder that are neither attributable to gain from sales or exchanges by BPR of “U.S. real property interests” nor designated by BPR as capital gain dividends will be treated as dividends taxed as ordinary income to the extent that they are made out of BPR’s current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business. Under many treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are treated as effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. holder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of BPR’s current and accumulated earnings and profits (not attributable to gains from disposition of U.S. real property interests) that exceed the non-U.S. holder’s basis in its class A stock may be taxable to a non-U.S. holder as gain from the sale of its class A stock, as is discussed below. Distributions in excess of BPR’s current or accumulated earnings and profits (not attributable to gains from disposition of U.S. real property interests) that do not exceed the adjusted basis of the non-U.S. holder in its class A stock will reduce the non-U.S. holder’s adjusted basis in its class A stock and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

Subject to the discussion below regarding capital gain dividends and the Foreign Investment in Real Property Tax Act, which we refer to as FIRPTA, GGP expects for BPR to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. holder unless:

1.	a lower treaty rate applies and the non-U.S. holder files with BPR an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced treaty rate; or

2.	the non-U.S. holder files an IRS Form W-8ECI with BPR claiming that the distribution is income effectively connected with such non-U.S. holder’s trade or business within the U.S.

BPR may be required to withhold at least 15% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. holder is not liable for tax on the receipt of that distribution. However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. holder that BPR designates as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

1.	the investment in class A stock is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

2.	the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on his or her net U.S. source capital gains.

Subject to the exception discussed below for 10% or smaller holders of regularly traded classes of stock and the special rules for “qualified foreign pension funds” or “qualified shareholders,” under FIRPTA, distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by BPR of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. The term “U.S. real property interests” includes interests in U.S. real property and shares in U.S. corporations at least 50% of whose real estate and business assets consist of U.S. real property interests. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to the 30% branch profits tax in the hands of a non-U.S. holder that is a corporation.

BPR will be required to withhold and remit to the IRS 21% of any distributions to non-U.S. holders attributable to gain from BPR’s sale or exchange of U.S. real property interests. Under long-standing regulations, BPR also may be required to withhold not less than 21% of any distributions to non-U.S. holders that it designates as capital gain dividends, including any distributions that could have been designated as capital gain dividends. Distributions can be designated as capital gains to the extent of BPR’s net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. A non-U.S. holder who receives distributions attributable to gain from a sale or exchange by BPR of U.S. real property interests will be required to file a U.S. federal income tax return for the taxable year.

A non-U.S. holder that owns, actually or constructively, no more than 10% of the outstanding class A stock at all times during the one-year period ending on the date of the distribution will not be subject to the 21% FIRPTA withholding tax with respect to distributions that are attributable to gain from BPR’s sale or exchange of U.S. real property interests, and also should not be subject to the capital gain dividend withholding tax, provided that class A stock is regularly traded on an established securities market located in the United States. Instead, any distributions made to such non-U.S. holder will be subject to the general withholding rules discussed above which generally impose a withholding tax equal to 30% of the gross amount of each dividend distribution (unless reduced by treaty).

Although the law is not entirely clear on the matter, it appears that amounts designated by BPR as undistributed capital gains generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by BPR of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by BPR on the undistributed capital gains, and to receive from the IRS a refund to the extent their proportionate share of this tax paid by BPR exceeds their actual U.S. federal income tax liability.

Sale of Class A Stock.

Gain recognized by a non-U.S. holder upon the sale or exchange of class A stock generally would not be subject to U.S. taxation unless:

1.	the investment in class A stock is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above;

2.	the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a tax home in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

3.	the class A stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

BPR stock sold by a non-U.S. holder would not be considered a U.S. real property interest if:

1.	the class or series of stock sold is considered regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE or the NASDAQ; and

2.	the selling non-U.S. holder owned, actually or constructively, 10% or less in value of the outstanding class or series of stock being sold throughout the five-year period ending on the date of the sale or exchange.

For purposes of determining the amount of stock owned by a stockholder, complex constructive ownership rules apply. You should consult your tax advisors regarding such rules in order to determine your ownership in the relevant period.

In addition, class A stock will not constitute a U.S. real property interest if BPR is a “domestically controlled qualified investment entity.” BPR will be a domestically controlled qualified investment entity if, at all times during a specified testing period, BPR is a REIT and less than 50% in value of its stock is held directly or indirectly by non-U.S. holders. For these purposes, since December 18, 2015, for any class of BPR’s stock that is regularly traded on an established securities market in the United States, a person holding less than 5% of such regularly traded classes of stock for five (5) years has been, and will be, treated as a U.S. person unless BPR has actual knowledge that such person is not a U.S. person. Upon consummation of the Transactions, BPR is not expected to be a domestically controlled qualified investment entity.

If gain on the sale or exchange of class A stock were subject to taxation under FIRPTA, a non-U.S. holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax.

Special FIRPTA Rules.

To the extent BPR stock is held directly (or indirectly through one or more partnerships) by a “qualified shareholder,” it will not be treated as a U.S. real property interest for such qualified shareholder. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a U.S. real property interest. For these purposes, a qualified shareholder is generally a non-U.S. holder that (i)(a) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (b) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the NYSE or NASDAQ, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(a) or (i)(b) above. However, in the case of a qualified shareholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply to the “applicable percentage” of the qualified shareholder’s stock with “applicable percentage” generally meaning the percentage of the value of the interests in the qualified shareholder held by applicable investors after applying certain constructive ownership rules. The applicable percentage of the amount realized by a qualified shareholder on the disposition of BPR stock or with respect to a distribution from BPR attributable to gain from the sale or exchange of a U.S. real property interest will be treated as amounts realized from the disposition of a U.S. real property interest. Such treatment shall also apply to applicable investors in respect of distributions treated as a sale or exchange of stock with respect to a qualified shareholder. For these purposes, an “applicable investor” is a person (other than a qualified shareholder) who generally holds an interest in the qualified shareholder and holds more than 10% of BPR’s outstanding stock applying certain constructive ownership rules.

For FIRPTA purposes, a “qualified foreign pension fund” shall not be treated as a non-U.S. holder and any entity all of the interests of which are held by a qualified foreign pension fund shall be treated as such a fund. A “qualified foreign pension fund” is an organization or arrangement (i) created or organized in a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees by either (a) a foreign country as a result of services rendered by such employees or their employers or (b) one or more employers in consideration for services rendered by such employees or such employers, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided or otherwise available to relevant local tax authorities and (v) with respect to which, under its local laws, (a) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (b) taxation of its investment income is deferred or such income is excluded from gross income or taxed at a reduced rate.

Other Tax Consequences for BPR and its Holders

Foreign Account Tax Compliance.

The Foreign Account Tax Compliance Act provisions of the Code, subject to administrative guidance and certain intergovernmental agreements entered into thereunder, which we refer to as FATCA, impose a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution that is not subject to special treatment under certain intergovernmental agreements, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting and other requirements. The compliance requirements under FATCA are complex and special requirements may apply to certain categories of payees. Withholding under this legislation will apply after December 31, 2018 with respect to the gross proceeds of a disposition of property that can produce U.S. source interest or dividends and currently applies with respect to certain other withholdable payments.

Recent Tax Legislation.

The recently enacted Tax Cuts and Jobs Act, which we refer to as the TCJA, generally applicable for tax years beginning after December 31, 2017, made significant changes to the Code, including a number of provisions of the Code that affect the taxation of businesses and their owners, including REITs, their holders and holders of their debt securities. Among other changes not reflected in the discussion above, the TCJA made the following changes:

•	For tax years beginning after December 31, 2017 and before January 1, 2026, (i) the U.S. federal income tax rates on ordinary income of individuals, trusts and estates have been generally reduced and (ii) non-corporate taxpayers are permitted to take a deduction for certain pass-through business income, including, as discussed above, a deduction equal to 20% of dividends received from REITs that are not designated as capital gain dividends or qualified dividend income, subject to certain limitations.

•	The maximum U.S. federal income tax rate for corporations has been reduced, and the alternative minimum tax has been eliminated for corporations, which would generally reduce the amount of U.S. federal income tax payable by GGP’s taxable REIT subsidiaries and by GGP to the extent it was subject to corporate U.S. federal income tax.

•	Certain new limitations on the deductibility of interest expense now apply, which limitations may affect the deductibility of interest paid or accrued by BPR or its taxable REIT subsidiaries after December 31, 2017.

•	Certain new limitations on net operating losses now apply, which limitations may affect net operating losses generated by BPR or its taxable REIT subsidiaries.

•	A U.S. tax-exempt holder that is subject to tax on its UBTI will be required to separately compute its taxable income and loss for each unrelated trade or business activity for purposes of determining its UBTI.

•	New accounting rules generally require BPR to recognize an income item for federal income tax purposes no later than when it takes the item into account for financial statement purposes, which may accelerate BPR’s recognition of certain income items.

The effect of the TCJA on BPR and its holders is uncertain, and administrative guidance will be required in order to fully evaluate the effect of many provisions. Any technical corrections with respect to the TCJA could have an adverse effect on BPR and its holders.

Additional Legislative or Other Actions Affecting REITs.

The U.S. federal income tax rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, and it is possible that there could be future changes that could adversely impact BPR’s holders. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to BPR and its holders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in class A stock.

Certain State, Local, and Non-U.S. Taxes.

BPR, its subsidiaries, and its holders may be subject to state, local and foreign tax in states, localities or foreign countries, including those in which they transact business or reside. The state, local and foreign tax treatment of BPR and its holders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in class A stock. To the extent that BPR and its taxable REIT subsidiaries are required to pay federal, state, local or foreign taxes, BPR will have less cash available for distribution to holders.

Material U.S. Federal Income Taxation Considerations Applicable to Holders of BPY Units

See Item 10.E, “Additional Information—Taxation” in BPY’s annual report on Form 20-F for the year ended December 31, 2017, which is incorporated by reference herein.

THE MERGER AGREEMENT

This section describes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference. On June 25, 2018, GGP and BPY entered into an amendment to the merger agreement providing, among other things, for: (i) the declaration of and record date for the pre-closing dividend to occur on the first business day following the receipt of the requisite stockholder approval (as opposed to the date of the charter amendments closing, as had previously been provided), (ii) the Brookfield affiliate exchange to occur prior to the declaration of the pre-closing dividend (as opposed to the date of the charter amendments closing, as had previously been provided), and for the Brookfield affiliate exchange to consist of the exchange of shares of GGP common stock held by the Brookfield voting parties for the series B preferred stock (as opposed to class B stock following the charter amendments, as had previously been provided), and (iii) setting forth the terms of the series B designations and the charter amendments, and GGP and the Brookfield voting parties entered into the amended and restated class B exchange agreement in connection with such amendments. A copy of the amendment is included as part of Annex A to this joint proxy statement/prospectus.

This summary may not contain all of the information about the merger agreement that is important to you. We urge you to read carefully the full text of the merger agreement because it is the principal document that governs the Transactions contemplated by the merger agreement. The merger agreement is not intended to provide you with any factual information about GGP, BPY or any of their respective subsidiaries. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information that each of GGP and BPY had filed with or furnished to the SEC between January 1, 2016 and March 25, 2018 (the date immediately prior to the date of the merger agreement), as well as by certain disclosure letters that each of GGP and BPY delivered to the other on March 26, 2018, the date of the merger agreement. The disclosure letters modify, qualify and create exceptions to certain representations, warranties and covenants or obligations that are in the merger agreement. Some of those representations, warranties and covenants or obligations: (i) may not be accurate or complete as of any specified date; (ii) may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or from standards of materiality generally applicable under the U.S. federal securities laws; and (iii) may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the merger agreement.

Accordingly, the representations, warranties and covenants or obligations and other provisions of the merger agreement and the description of such provisions in this joint proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of GGP and BPY files with the SEC and the other information in this joint proxy statement/prospectus. Refer to the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus.

The rights and obligations of the parties to the merger agreement are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the merger agreement.

Structure and Timing of the Transactions

The merger agreement provides for, among other things, the acquisition of GGP by BPY through a series of transactions consisting of the following:

The Brookfield Affiliate Exchange

On the first (1st) business day following receipt of the requisite stockholder approval, GGP will file the series B designations with the Secretary of State of the State of Delaware authorizing the issuance of the series B preferred stock. Shares of GGP common stock held by the Brookfield voting parties will then be exchanged for the series B preferred stock in the Brookfield affiliate exchange pursuant to the class B exchange agreement (as defined in the section entitled “Other Transaction Agreements—The Class B Exchange Agreement” beginning on page 240 of this joint proxy statement/prospectus) and the merger agreement. At the effective time of such Brookfield affiliate exchange, each share of GGP common stock held by subsidiaries of GGP will also be exchanged for one (1) share of series B preferred stock.

The Pre-Closing Dividend

Following the Brookfield affiliate exchange, GGP will declare a special dividend payable to the unaffiliated GGP common stockholders (not including holders of GGP restricted stock, but including certain holders of GGP options who are deemed stockholders), as of the record date of the pre-closing dividend, which is expected to be July 27, 2018, consisting of either cash or class A stock, at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash) and subject to proration, with a payment date of the charter amendments closing, as described in the section entitled “—Treatment of GGP Equity Awards” beginning on page 210 of this joint proxy statement/prospectus. Unaffiliated GGP common stockholders who elect to receive the pre-closing dividend in the form of class A stock will also have the option to exchange all, but not less than all, shares of class A stock that such holder received as the pre-closing dividend into BPY units as described below in the section entitled “—The BPY Unit Exchange.”

•	Cash Election. For each share of GGP common stock with respect to which an election to receive cash, which we refer to as a cash election, has been properly made and not revoked, which we refer to as a cash electing share, the holder will receive an amount in cash, without interest, equal to $23.50 minus the per share merger consideration, which we refer to as maximum per share cash dividend. If the maximum per share cash dividend multiplied by the aggregate number of cash electing shares exceeds the aggregate cash dividend amount, then each cash electing share will instead receive (i) an amount in cash, without interest, equal to the quotient (rounded down to the nearest $0.01) of the aggregate cash dividend amount divided by the aggregate number of cash electing shares, which we refer to as the prorated per share cash dividend and (ii) the excess stock dividend.

•	The excess stock dividend is defined as a fraction (rounded down to the nearest 0.001) of a share of class A stock equal to (i) one minus (ii) the quotient of (a) the sum of (x) the per share merger consideration plus (y) the prorated per share cash dividend, divided by (b) $23.50.

•	Stock Election. For each share of GGP common stock with respect to which an election to receive class A stock, which we refer to as a stock election, has been properly made and not revoked, which we refer to as a stock electing share, the holder will receive the maximum per share stock dividend. If the maximum per share stock dividend multiplied by the aggregate number of stock electing shares exceeds the aggregate stock dividend amount, then each stock electing share will instead receive (i) a fraction (rounded down to the nearest 0.01) of a share of class A stock equal to the aggregate stock dividend amount divided by the aggregate number of stock electing shares, which we refer to as prorated per share stock dividend and (ii) the excess cash dividend.

•	The maximum per share stock dividend is defined as a fraction (rounded down to the nearest 0.001) of a share of class A stock equal to (i) one (1) minus (ii) the quotient of (a) the per share merger consideration divided by (b) $23.50.

•	The aggregate stock dividend amount is defined as the number of shares of class A stock equal to the product of (i) the maximum stock election shares and (ii) the maximum per share stock dividend.

•	The maximum stock election shares are defined as a number of shares of GGP common stock (rounded down to the nearest whole share) equal to the difference of (i) the pre-closing dividend share number less (ii) the maximum cash election shares.

•	The pre-closing dividend share number is defined as the outstanding number of shares of GGP common stock (other than to holders of GGP restricted stock, but including to each holder of a

GGP in-the-money option, with respect to the number of shares of GGP common stock that are deemed issued in respect of such GGP option as described in the section entitled “—Treatment of GGP Equity Awards” beginning on page 210 of this joint proxy statement/prospectus) on the record date of the pre-closing dividend.

•	The maximum cash election shares are defined as a number of shares of GGP common stock (rounded down to the nearest whole share) equal to the quotient of (i) the aggregate cash dividend amount divided by (ii) the maximum per share cash dividend.

•	The excess cash dividend is defined as an amount of cash (rounded down to the nearest $0.001) equal to (i) $23.50 minus (ii) the sum of (a) (x) $23.50 times (y) the fraction used to determine the prorated per share stock dividend, plus (b) the per share merger consideration.

•	No Election. Any shares entitled to make such a stock election with respect to which the payment agent has not received an effective, properly completed election form on or before the election deadline will be deemed to be non-electing shares. Each non-electing share will be deemed to have made an election to receive all of the pre-closing dividend in cash, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock received is entitled to receive due to proration. Deemed stockholders will not make any election with respect to shares of GGP common stock deemed held in respect of in-the-money options (as described herein). Instead, they will be deemed to have elected to receive the pre-closing dividend in cash and, unlike the holders of the non-electing shares, they will not convert to BPY units any shares of class A stock the holder receives or is entitled to receive due to proration. Refer to the section entitled “—Treatment of GGP Equity Awards” beginning on page 210 of this joint proxy statement/prospectus.

Set forth below are illustrative examples of how the proration and adjustment procedures will work in the event there is an oversubscription of the cash election or the stock election. The numbers in the examples below were chosen for ease of calculation and are not intended to represent the actual or estimated aggregate cash dividend amount, pre-closing dividend share number, per share merger consideration, or whether the cash election or stock election will be oversubscribed. These examples are for illustrative purposes only; the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, will determine how the proration and adjustment procedures function.

Example #1—Oversubscription of cash election. For purposes of this example, assume the following:

•	the pre-closing dividend share number is 650,000,000;

•	there are 600,000,000 aggregate number of cash electing shares (or 92.3% of the pre-closing dividend share number);

•	there are 50,000,000 aggregate number of stock electing shares (or 7.7% of the pre-closing dividend share number);

•	the aggregate cash dividend amount is $8,800,000,000; and

•	the per share merger consideration is $0.20.

In this example, if the cash election were not oversubscribed, then each cash electing share would have received a dividend of $23.30 (which equals $23.50 minus the per share merger consideration of $0.20), which is the maximum per share cash dividend. However, the cash election is oversubscribed because the maximum per share cash dividend multiplied by the aggregate number of cash electing shares (which in this example is $23.30 multiplied by 600,000,000) is equal to $13,980,000,000, which exceeds the aggregate cash dividend amount of $8,800,000,000. To adjust for oversubscription, each cash electing share will instead receive a prorated amount as the prorated per share cash dividend and the excess stock dividend, which is equal to:

•	$14.66 in cash (the aggregate cash dividend amount of $8,800,000,000 divided by the aggregate number of cash electing shares of 600,000,000, with the fraction then rounded down to the nearest $0.01); and

•	0.367 shares of class A stock (a fraction of a share of class A stock equal to (i) 1 minus (ii) the quotient of (a) the sum of (x) the per share merger consideration of $0.20 plus (y) the prorated per share cash dividend of $14.66, divided by (b) $23.50, with the fraction rounded down to the nearest 0.001).

Example #2—Oversubscription of stock election. For purposes of this example, assume the following:

•	the pre-closing dividend share number is 650,000,000;

•	there are 100,000,000 aggregate number of cash electing shares (or 15.4% of the pre-closing dividend share number);

•	there are 550,000,000 aggregate number of stock electing shares (or 84.6% of the pre-closing dividend share number);

•	the aggregate cash dividend amount is $8,800,000,000; and

•	the per share merger consideration is $0.20.

In this example, if the stock election were not oversubscribed, then each stock electing share would receive the maximum per share stock dividend (which, in this example, is a fraction of a share of class A stock equal to (i) one (1) minus (ii) the quotient of the per share merger consideration of $0.20 divided by $23.50, with the fraction then rounded down to the nearest 0.001) of 0.991 of a share of class A stock. However, the stock election is oversubscribed because the maximum per share stock dividend multiplied by the aggregate number of stock electing shares (which, in this example, is equal to 0.991 multiplied by 550,000,000) is equal to 545,050,000, which exceeds the aggregate stock dividend amount of 269,866,738.627. The aggregate stock dividend amount is equal to the maximum stock election shares of 272,317,597 (which equals the pre-closing dividend share number of 650,000,000 minus the maximum cash election shares of 377,682,403 (calculated as the quotient of the aggregate cash dividend amount of $8,800,000,000 divided by the maximum per share cash dividend of $23.30, rounded down to the nearest whole share)) multiplied by the maximum per share stock dividend of 0.991. To adjust for oversubscription, the stock electing shares will instead receive a prorated amount as the prorated per share stock dividend and the excess cash dividend, which is equal to:

•	0.49 of a share of class A stock (a fraction of a share of class A stock equal to the aggregate stock dividend amount of 269,866,738.627 divided by the aggregate number of stock electing shares of 550,000,000, with the fraction then rounded down to the nearest 0.01); and

•	$11.785 in cash ($23.50 minus the sum of (i)(a) $23.50 multiplied by (b) 0.49, the fraction used to determine the prorated share stock dividend, plus (ii) the per share merger consideration of $0.20, with the result rounded down to the nearest $0.001).

The greater the oversubscription of the cash election, the less cash and more stock an unaffiliated GGP common stockholder making the cash election will receive. Reciprocally, the greater the oversubscription of the stock election, the less stock and more cash an unaffiliated GGP common stockholder making the stock election will receive.

The Charter Amendments and Bylaws Amendments

The following is a summary of the amended charter and the amended bylaws. The description below is intended as only a summary and it is qualified in its entirety by reference to the amended charter and amended bylaws, each of which is being filed with the SEC as an exhibit to this prospectus and is incorporated herein by reference.

Recapitalization of GGP

The amended charter authorizes the issuance of 11.5 billion shares of capital stock, consisting of preferred stock, common stock, class A stock, class B stock, class B-1 stock and class C stock. Each share of class B-1 stock shall have terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of a share of class B stock, and references herein to class B stock shall be deemed to be a reference to class B stock and class B-1 stock, as applicable. Each of the class A stock, class B stock and class C stock will have distinct dividend, voting and liquidation rights, and the class A stock will have exchange rights, all as set forth in the charter amendments.

In addition, the amended charter amends the 6.375% series A cumulative perpetual preferred stock series designation, which sets forth the preferences and rights of the new series A preferred stock to adjust the conversion rights of such new series A preferred stock to account for the recapitalization of GGP.

For a description of the terms of the class A stock, class B stock, class C stock or new series A preferred stock, see “Description of Class A Stock” beginning on page 282 of this joint proxy statement/prospectus, “Description of Class B Stock” beginning on page 286 of this joint proxy statement/prospectus, “Description of Class C Stock” beginning on page 288 of this joint proxy statement/prospectus and “Description of New Series A Preferred Stock” beginning on page 291 of this joint proxy statement/prospectus.

Future Amendments to the Amended Charter and Amended Bylaws

The charter amendments provides that, subject to the express rights of the holders of any series of preferred stock, amendments to the amended charter must be approved by the affirmative vote of the holders of at least 66-2/3% of the voting power of the then-outstanding voting stock, voting together as a single class. The charter amendments defines voting stock as the outstanding shares of common stock, class A stock, class B stock and class C stock.

The charter amendments and the bylaws amendments each provide that the BPR board may make, alter, amend or repeal the amended bylaws, and that the amended bylaws may be amended or repealed by the affirmative vote of the holders of at least 66-2/3% of the voting power of the then-outstanding voting stock, voting together as a single class. However, if the BPR board recommends that its stockholders approve such amendment or repeal, adoption of such amendment or repeal will only require the affirmative vote of the holders of a majority of the voting power of the then-outstanding voting stock, voting together as a single class.

See “Description of Class A Stock—Voting Rights” beginning on page 282 of this joint proxy statement/prospectus, “Description of Class B Stock—Voting Rights” beginning on page 286 of this joint proxy statement/prospectus and “Description of Class C Stock—Voting Rights” beginning on page 288 of this joint proxy statement/prospectus for a description of the voting rights of such voting stock.

Additional Changes to the GGP Charter and GGP Bylaws

The charter amendments and the bylaws amendments include a number of additional changes to the governance of GGP that reflect the recapitalization described above and anticipated consummation of the Transactions. In particular:

•	the charter amendments provide that, subject to the rights of holders of any series of preferred stock, if any outstanding, any director may be removed from office, with or without cause, by the affirmative vote of the holders of at least 66-2/3% of the voting power of the then-outstanding voting stock, voting together as a single class;

•	the charter amendments provide that, although generally any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders, the holders of class B stock and class C stock may take action by written consent in lieu of a meeting on matters that only the class B stock and class C stock are entitled to vote on;

•	the bylaws amendments provide that special meetings of the stockholders for any purpose may be called only by the BPR board; and

•	the bylaws amendments require BPR to include in its proxy materials for any election of BPR directors the director candidates designated by BPI, pursuant to the joint governance agreement, a form of which is being filed as an exhibit to this joint proxy statement/prospectus, subject to the conditions set forth in the bylaws amendments. Refer to the section entitled “Special Factors—Governance of BPR Following the Transactions—Joint Governance Agreement” beginning on page 137 of this joint proxy statement/prospectus.

Meetings of Stockholders

Under the amended bylaws, BPR will hold annual meetings of its stockholders at a date and time as determined by the BPR board. The amended bylaws require advance notice for the stockholders of BPR to make nominations of candidates for the board of directors or bring other business before an annual meeting of the stockholders. The bylaws amendments provides that only the BPR board can call special meetings of the stockholders, and any special meeting will be restricted to considering and acting upon matters set forth in the notice of that special meeting.

Limitation of Liability of Directors and Officers

The amended charter provides that no director will be personally liable for monetary damages to BPR or to BPR’s stockholders for breach of his or her fiduciary duty as a director, except for liability to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of any provision of the charter amendments that is inconsistent with the foregoing will not adversely affect any right or protection of a director in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

The DGCL permits a corporation to indemnify its directors, officers, employees or agents and expressly provides that the indemnification provided for under the DGCL shall not be deemed exclusive of any indemnification right under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against these persons for their conduct on behalf of a corporation, provided that each such person acted in good faith and in a manner that he or she reasonably believed was in or not opposed to the corporation’s best interests and, in the case of a criminal proceeding, provided each person had no reasonable cause to believe his or her conduct was unlawful. The DGCL does not allow indemnification of directors in the case of an action by or in the right of a corporation unless the directors successfully defend the action or indemnification is ordered by the court.

Exclusive Forum

The amended charter generally provides that, unless BPR consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding on behalf of BPR, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or stockholder of BPR or its stockholders, (iii) any action asserting a claim against BPR arising pursuant to any provision of the DGCL or the amended charter or amended bylaws or (iv) any action asserting a claim against BPR governed by the internal affairs doctrine.

The exclusive forum provision is intended to assist BPR in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum is expected to help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and to promote efficiency and cost-savings in the resolutions of such claims. Delaware courts are well suited to address disputes involving such matters given that BPR is incorporated in Delaware, Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which can help provide relatively quick decisions. This can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing the DGCL and long-standing precedent regarding corporate governance. This should provide stockholders and BPR with more predictability regarding the outcome of intra-corporate disputes.

In addition, the exclusive forum provision promotes judicial fairness and avoids conflicting results, as well as makes BPR’s defense of applicable claims less disruptive and more economically feasible, in part by avoiding duplicative discovery.

At the same time, the amended charter allows BPR to consent to an alternative forum on a case-by-case basis (for example, where BPR determines that its interests and those of its stockholders are best served by permitting such a dispute to proceed in a forum other than in Delaware).

The Partnership Agreement Amendment and Restatement

The following summary assumes that GGP will cause the general partner of GGPOP to amend and restate the GGPOP partnership agreement, and is qualified by reference to the amended GGPOP partnership agreement, a form of which is attached as Annex I to this joint proxy statement/prospectus.

Ownership

GGP holds, through certain intermediate entities, approximately (i) half of the common equity interest of GGPOP (without giving effect to the potential conversion of the preferred units (as defined below) and partnership LTIP units) and (ii) 99% of the common equity interests of Cumulus and Nimbus.

Management and Operations

GGPOP is a Delaware limited partnership, which GGP controls through its indirect, controlled subsidiary, Holding II. The amended GGPOP partnership agreement requires GGPOP to be operated in a manner that will enable BPR to continue to qualify as a REIT. The amended GGPOP partnership agreement provides that the net operating cash revenues of GGPOP, as well as net sales and refinancing proceeds, will be distributed from time to time as determined by Holding II, in its capacity as the sole general partner of GGPOP (but not less frequently than quarterly), and subject to the preferential rights of the preferred units (as defined below) with respect to the distributions described below, proportionally in accordance with the partners’ percentage interests therein.

Pursuant to the amended GGPOP partnership agreement, Holding II generally has exclusive and complete responsibility and discretion in the management and control of GGPOP. The limited partners have no authority to transact business for GGPOP; neither can they participate in the management activities or decisions Holding II makes on its behalf as general partner. However, the following decisions require the consent of a majority in interest of the limited partners, which we refer to as a limited partner majority interest:

•	the withdrawal of Holding II as general partner of GGPOP;

•	the distribution of property in kind;

•	the amendment of certain specified provisions of the amended GGPOP partnership agreement; or

•	the dissolution of GGPOP.

In addition, without the written consent of a limited partner who holds common units, the amended GGPOP partnership agreement may not be amended to materially adversely affect such limited partner’s rights to distributions or allocations in respect of such common units except in connection with the admission of additional limited partners or unless such amendment affects certain existing limited partners in the same manner on a unit-for-unit basis.

The amended GGPOP partnership agreement does not contemplate holding partnership meetings.

Transferability of Interests

The amended GGPOP partnership agreement provides that Holding II may not voluntarily withdraw from GGPOP, or transfer or assign its interest in GGPOP, except to certain of GGP’s controlled affiliates, without the consent of a limited partnership majority interest. As a limited partner and subject to certain conditions, limited partners may transfer their interests in GGPOP to a transferee, provided that such transferee assumes the transferee-limited partner’s obligations and, provided further, that such transfer does not cause a termination of GGPOP for federal income tax purposes, does not disqualify BPR as a REIT, and satisfies certain other general requirements specified in the amended GGPOP partnership agreement.

Capital Contributions

The amended GGPOP partnership agreement provides that if GGPOP requires additional funds at any time or from time to time in excess of funds available to GGPOP from borrowings or capital contributions, BPR may borrow such funds from a financial institution or other lender and elect either to lend such funds to GGPOP on the same terms and conditions as are applicable to BPR’s borrowing of such funds or to contribute such required funds as an additional capital contribution to GGPOP. As an alternative to borrowing funds required by GGPOP, BPR may raise such funds through the sale of shares of common or preferred stock and contribute the amount of such required funds as an additional capital contribution to GGPOP.

Tax Matters

Pursuant to the amended GGPOP partnership agreement, Holding II is the tax matters partner of GGPOP. Accordingly, BPR, via its indirect control of Holding II, will have the authority to make tax elections under the Code on behalf of GGPOP. The net income or net loss of GGPOP will generally be allocated to Holding II and the limited partners in accordance with percentage interests, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the regulations promulgated thereunder and the terms of the preferred units of limited partnership interest in GGPOP.

Term

GGPOP will continue until dissolved upon Holding II’s withdrawal, bankruptcy, dissolution or termination (unless a limited partner majority interest elects to continue GGPOP), the election by Holding II and a limited partner majority interest, the sale or other disposition of all or substantially all the assets of GGPOP or as required by operation of law.

Preferred Units

GGPOP has (i) three series of preferred units held by third parties, the series B preferred units, the series D preferred units and the series E preferred units, and (ii) four series of preferred units held by Holding II, the series F preferred units, the series G preferred units, the series I preferred units and the series J preferred units, which we refer to as the GGP units. The preferred units pay to their holders a return equal to with respect to (a) the series B preferred units, $1.0625 per series B preferred units per quarter, (b) the series D preferred units, $0.8125 per series D preferred units per quarter, (c) the series E preferred units, $0.875 per series E preferred units per quarter, (d) the series F preferred units, $25 per series F preferred unit per quarter, (e) the series G preferred units, $0.3984375 per series G preferred unit per quarter, and (f) the series H preferred units, the series I preferred units and the series J preferred units, the applicable rates related to certain of GGP’s loan arrangements as more fully described in the amended GGPOP partnership agreement.

In addition, pursuant to the amended GGPOP partnership agreement, GGPOP will have two (2) series of preferred units, the series K preferred units and the series L preferred units, which are entitled to distributions identical to those paid on class A stock and class B stock, respectively. The series K preferred units will, with respect to the payment of distributions and upon the liquidation or winding up of GGPOP, rank senior to the common units and series L preferred units and rank junior to the series B preferred units, series D preferred units, series E preferred units and the GGP units. The series L preferred units will, with respect to the payment of distributions and upon the liquidation or winding up of GGPOP, rank senior to the common units and rank junior to the series B preferred units, series D preferred units, series E preferred units, the GGP units and the series K preferred units. The series K preferred units will be issued to the current holders of GGP’s common units and current holders of GGP FV LTIPs as required by the GGPOP operating partnership agreement in connection with the pre-closing dividend. The series L preferred units will be issued to Holding II in exchange for the GGP common units currently held by Holding II.

The series B preferred units, the series D preferred units and the series E preferred units are convertible at the election of their holders into common units of GGPOP. The rate of conversion for the series B preferred units is 3 to 1; the rate of conversion of the series D preferred units is 1.508210 to 1; and the rate of conversion of the series E preferred units is 1.298364 to 1, each subject to adjustment as described in the amended GGPOP partnership agreement. Holders of series D preferred units and series E preferred units are additionally entitled to receive a per unit cash amount equal to the cash distribution that such holder would have received if it had converted such preferred units to common units prior to the pre-closing dividend. The rate of conversion for each of the series D preferred units and series E preferred units is subject to adjustment from time to time as described in the amended GGPOP partnership agreement. The series F preferred units, the series I preferred units and the series J preferred units are not convertible into any other units of GGPOP. The series G preferred units are convertible in certain circumstances into series K preferred units, subject to the same adjustments made by the charter amendments to the conversion rights of the new series A preferred stock. The series K preferred units and the series L preferred units are not convertible, except that to the extent shares of class A stock are converted into shares of class B stock pursuant to the charter amendments, a number of series K preferred units owned by GGP equal to the number of shares of class A stock that were converted will be simultaneously converted into a number of series L preferred units equal to the number of shares of class B stock that were issued upon such conversion.

The series L preferred units are only entitled to vote with respect to the amendment, alteration or repeal of the amended GGPOP partnership agreement in a way that materially and adversely affects any special right, preference, privilege or voting power of such units. The series K preferred units are only entitled to vote with respect to the issuance of equity interests ranking senior to or pari passu with such units or with respect to the amendment, alteration or repeal of the amended GGPOP partnership agreement in a way that materially and adversely affects any special right, preference, privilege or voting power of such units. The series B, series D and series E preferred units are only entitled to vote with respect to the issuance of equity interests ranking senior to the preferred units or with respect to the amendment, alteration or repeal of the amended GGPOP partnership agreement in a way that materially and adversely affect any special right, preference, privilege or voting power of such preferred units.

Common Units

GGPOP has common units held by Holding II. At any time without consent of any partner of GGPOP, but subject to the provisions of the amended GGPOP partnership agreement, GGPOP may issue additional common units and admit a limited partner to GGPOP in exchange for the contribution by such limited partner of cash and/or property desirable to further the purposes of GGPOP.

The Pre-Closing Transactions

Following the charter amendments closing, GGP intends to consummate certain transactions, including a series of recapitalization and financing transactions and joint venture asset sales. As part of such transactions, BPY has the right, in its sole discretion and without requiring the further consent of GGP or the GGP board, for the purpose of facilitating the consummation of the Transactions, upon reasonable prior written notice to GGP (but at least five (5) business days prior to the charter amendments closing), to require GGP to use reasonable best efforts to take various actions, including the following:

•

sell or cause to be sold any amount of the capital stock, shares of beneficial interests, partnership interests or limited liability interests owned, directly or indirectly, by GGP in one or more subsidiaries

(collectively, the “subsidiary interests”) to any person at a price (provided that GGP will not be required to sell any such assets for less than reasonably equivalent value) and on terms as designated by BPY;

•	sell or cause to be sold any of the assets of GGP or one or more subsidiaries to any person at a price (provided that GGP will not be required to sell any such assets for less than reasonably equivalent value) and on terms as designated by BPY;

•	contribute or transfer any of the subsidiary interests or any assets of GGP or one or more subsidiaries to any subsidiary;

•	declare and/or pay any dividends or other distributions to unaffiliated GGP common stockholders (including the pre-closing dividend) or cause any subsidiary to declare and/or pay any dividends or other distributions;

•	recapitalize, including through an exchange of equity interests for a new class of equity interests, one or more subsidiaries of GGP;

•	amend the charter, bylaws, partnership agreement or similar organizational documents of one or more subsidiaries of GGP;

•	form one or more new subsidiaries;

•	redeem shareholders in any GGP subsidiary that is a REIT and/or cause such REIT subsidiary to liquidate for U.S. federal income tax purposes;

•	(i) enter into the definitive documents (including guarantee and collateral documents) with respect to the financing contemplated by the commitment letter (and take any actions necessary or advisable to facilitate the granting or perfection of security interests in connection therewith) and any lender and JV consents, in each case, on the date of the charter amendments, (ii) incur, or cause of any of its subsidiaries to incur, any indebtedness (including the mortgage financings with respect to certain properties of GGP and its subsidiaries, which we refer to as the new property financings), and release or terminate any guarantees and securities interests in respect of existing indebtedness, for the purpose of effecting the Transactions, and (iii) release the property located at 100 Columbiana Circle, Columbia, South Carolina 29212 (and/or any other property as may be determined by BPY) from the term loan agreement in accordance with the terms thereof;

•	convert, reclassify or otherwise change the entity status of any of its trusts, subsidiaries or other entities; or

•	take any other action within GGP’s control reasonably requested by BPY with respect to the foregoing, including entering into any definitive documents.

The foregoing are referred to as the pre-closing transactions.

Notwithstanding the foregoing, the consummation of all pre-closing transactions and the pre-closing dividend will be conditioned upon the occurrence of the charter amendments closing and receipt by GGP of a written notice from BPY to the effect that all conditions set forth in the merger agreement have been satisfied or waived and that BPY and Goldfinch are prepared to proceed immediately with the closing of the Transactions (and any other evidence requested by GGP that the closing of the Transactions will occur). None of the pre-closing transactions or the pre-closing dividend will require GGP or any of its subsidiaries to incur any liability (including any fees and expenses) that is not conditioned upon the consummation of the charter amendments closing or otherwise promptly reimbursed or indemnified under the merger agreement or require GGP or any of its subsidiaries to give any legal opinions (other than as may be required pursuant to the financing cooperation covenants in the merger agreement) or fairness or solvency opinions. In addition, none of the pre-closing transactions:

•	will delay or prevent the completion of the merger or the other Transactions or constitute a condition to the consummation of the merger or the other Transactions;

•	will require GGP or any of its subsidiaries to take any action in contravention of any laws or the certificate of incorporation or bylaws or similar organizational documents of GGP or such subsidiary; or

•	will require GGP or any of its subsidiaries to take any action that would adversely affect the classification of GGP as a REIT or would subject GGP to any “prohibited transactions” taxes or other material taxes under Code Sections 857(b), 860(c) or 4981.

•	Additionally, the inability to complete any or all of the pre-closing transactions will not affect or modify in any respect the obligations of BPY and Goldfinch under the merger agreement, including consummation of the merger and the other Transactions and payment of the merger consideration.

Without limiting the foregoing, none of the representations, warranties or covenants of GGP or any of its subsidiaries will be deemed to apply to, or deemed breached or violated by, and no condition set forth in the merger agreement will be deemed to have failed to be satisfied as a result of, any of the pre-closing transactions required by BPY.

From time to time, promptly upon request of GGP, and promptly following any termination of the merger agreement without the consummation of the merger having occurred, BPY will reimburse GGP for all costs, fees and expenses actually incurred by GGP in connection with any actions taken by GGP or its subsidiaries in accordance with the provisions of the merger agreement related to the pre-closing transactions, and BPY has agreed to indemnify and hold harmless the GGP board, GGP, its subsidiaries and their affiliates and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions. However, upon BPY’s request, GGP and its subsidiaries will use reasonable best efforts to form or incorporate any entities required to effect the pre-closing transactions prior to the satisfaction or waiver of the conditions set forth in the merger agreement.

BPY currently intends to instruct GGP to, among other things, take the following actions as part of the pre-closing transactions: (i) cause certain of GGP’s subsidiaries, which may be newly formed subsidiaries formed at the direction of BPY (i.e., sellco), and a subsidiary of BPI to borrow an aggregate of approximately $6.0 billion of new term loan debt; and (ii) cause Cumulus, Nimbus and/or their subsidiaries to sell (a) certain assets and form various new joint ventures with third-party investors to sell interests in certain assets, which we refer to as the pre-closing disposition assets, and (b) to sellco certain other assets (including joint venture interests in assets), which we refer to as the post-closing disposition assets, and any pre-closing disposition assets that cannot be sold prior to the charter amendments closing, with an aggregate net equity value of approximately $4.0 billion. Additionally, as part of the pre-closing transactions, BPY may direct GGP to cause sales, transfers or contributions of certain additional assets (including interests in any subsidiary) to one or more affiliates of BPY or GGP or to any other person.

As of the date of this joint proxy statement/prospectus, BPY is still considering the actions it will instruct GGP to take as part of the pre-closing transactions, and BPY may instruct GGP to take actions different from or in addition to the actions described above. Therefore, there can be no assurance that the pre-closing transactions and amounts described above will not change or that such changes will not be material.

The Merger

Following the effective time of the charter amendments, bylaws amendments and the partnership agreement amendment and restatement and the consummation of the pre-closing transactions (whether or not any of the pre-closing transactions have been consummated), the merger will occur. At the effective time of the merger, Goldfinch will merge with and into GGP, and the separate corporate existence of Goldfinch will cease. GGP will survive the merger, will continue to be a Delaware corporation and we expect will assume the name Brookfield Property REIT Inc. (i.e., BPR). GGP will take all actions necessary to cause the GGP board, as of the effective time of the merger, to consist of the directors selected by BPY and identified in writing to GGP. It is expected that the members of the board of directors of the BPY general partner will comprise the BPR board after the effective time of the merger. The officers of GGP immediately prior to the effective time of the merger will become the initial officers of GGP after the Transactions.

Each share of GGP common stock that is issued and outstanding immediately prior to the effective time of the merger (except for certain excluded shares of GGP common stock, which include cancelled shares, dissenting shares and shares of GGP restricted stock) will be cancelled and extinguished and automatically converted into the right to receive the per share merger consideration (i.e., cash from BPY), without interest thereon, in an amount equal to the quotient of:

•	(i) the merger consideration, calculated as $9,250,000,000 less

•	(a) the aggregate cash payment required to be made pursuant to the GGPOP partnership agreement to holders of common units of GGPOP as a result of the Transactions at any time following the Brookfield affiliate exchange through and including the effective time of the merger (i.e., the partnership common unit cash amount),

•	(b) the aggregate cash payment required to be made pursuant to the GGPOP partnership agreement to holders of the partnership LTIP units as a result of the Transactions at any time following the Brookfield affiliate exchange through and including the effective time of the merger (i.e., the partnership LTIP unit cash amount),

•	(c) the aggregate cash consideration to be paid with respect to shares of GGP restricted stock as a result of the Transactions through and including the effective time of the merger (i.e., the total GGP restricted stock cash consideration), and

•	(d) the amount designated by BPY to GGP that constitutes the aggregate amount of cash that GGP will pay as the pre-closing dividend (i.e., the aggregate cash dividend amount),

divided by

•	(ii) the merger share number (i.e., the outstanding number of shares of GGP common stock immediately prior to the effective time of the merger (excluding shares of GGP restricted stock but including deemed shares of GGP common stock in respect of in-the-money options as described herein)).

Each share of Goldfinch common stock that is outstanding immediately prior to the effective time of the merger will be converted into a number of shares of class C stock equivalent to the merger share number divided by the number of shares of Goldfinch common stock outstanding immediately prior to the effective time of the merger (rounded to the nearest whole share). Because all shares of Goldfinch common stock are indirectly held by BPY through an affiliate of BPY, all shares of class C stock will be indirectly held by BPY immediately following the Transactions.

The BPY Unit Exchange

Immediately following the effective time of the merger, BPY or an affiliate of BPY will exchange BPY units for an equal number of shares of class A stock issued or issuable as the pre-closing dividend with any unaffiliated GGP common stockholders who had made an election to receive BPY units in the BPY unit exchange. In the event that (i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units in the BPY unit exchange or (ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend will automatically be exchanged for BPY units in the BPY unit exchange. Holders of shares of issued and outstanding GGP common stock (excluding GGP restricted stock) who have not made a proper election by the election deadline shall be deemed to have made an election to receive all of the pre-closing dividend in cash, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock received or is entitled to receive due to proration.

An unaffiliated GGP common stockholder will not have any rights as a unitholder of BPY with respect to any BPY units until the consummation of the BPY unit exchange, and upon such exchange such holder electing to receive BPY units will be deemed to have held such BPY units as of the effective time of the merger.

Treatment of GGP Equity Awards

Certain terms used in this discussion are defined at the end of this section.

GGP In-the-Money Options

Each GGP in-the-money option that is outstanding immediately prior to the effective time of the charter amendments, whether vested or unvested, will be cancelled and terminated at the effective time of the charter amendments and its holder will be deemed to receive a number of shares of GGP common stock (rounded down to the next lower whole number after aggregating all such shares deemed held by such holder) equal to (i) the product of (a) the number of shares of GGP common stock subject to such GGP in-the-money option multiplied by (b) the excess of the equity award aggregate cash equivalent amount over the per-share exercise price applicable to such GGP in-the-money option divided by (ii) the equity award aggregate cash equivalent amount. Each such deemed share of GGP common stock will be deemed to have elected to receive cash for purposes of the pre-closing dividend and will be entitled to receive, promptly following the effective time of the charter amendments, the pre-closing dividend and the per share merger consideration, in each case less applicable withholding taxes.

GGP Out-of-the-Money Options

Immediately prior to the effective time of the merger, each GGP out-of-the-money option, whether vested or unvested, will be converted into an option in respect of a number of BPY units (rounded down to the next lower whole number after aggregating all such BPY units for the same holder of GGP out-of-the-money options) equal to the product of (i) the number of shares of GGP common stock subject to such GGP out-of-the-money option and (ii) the equity award aggregate stock equivalent amount. The exercise price per BPY unit for each such converted option will be equal to the quotient obtained by dividing (i) the exercise price per share of GGP common stock under such GGP out-of-the-money option by (ii) the equity award aggregate stock equivalent amount, with any fractional cents rounded up to the next higher $0.0001. These adjustments will be made in a manner consistent with the requirements of Section 409A (and, if applicable, Section 424) of the Code. Each such converted option will have generally the same terms and conditions as applied to the underlying GGP out-of-the-money option except that it will fully vest and become exercisable upon an involuntary termination during the two-year period following the effective time of the merger.

GGP Restricted Stock

At the effective time of the merger, each share of GGP restricted stock granted prior to January 1, 2018, whether vested or unvested, will be cancelled and converted (with shares of GGP restricted stock subject to performance conditions converted based on the target level of performance and with the effective time of the merger constituting the “Valuation Date” set forth in the applicable award agreement) into the right to receive (i) for each share of GGP restricted stock subject to performance conditions, the aggregate amount of dividends in respect of such share of GGP restricted stock previously placed into escrow, (ii) a cash amount equal to the equity award average cash amount, less applicable withholding taxes, and (iii) a fraction of a number of shares of restricted class A stock equal to one minus the percentage calculated by dividing (a) the equity award average cash amount by (b) $23.50. Any fractional shares of converted restricted stock will be rounded down to the next lower whole number of shares after aggregating all such converted restricted stock held by the same holder.

At the effective time of the merger, each share of GGP restricted stock granted during 2018, whether vested or unvested, will be cancelled and converted, for each holder of GGP restricted stock, into the right to receive a number of shares of converted restricted stock equal to the product of (i) the number of shares of GGP restricted stock held by such holder (with shares of GGP restricted stock subject to performance conditions deemed earned based on the target level of performance and with the effective time of the merger constituting the “Valuation Date” set forth in the applicable award agreement) and (ii) the equity award aggregate stock equivalent amount. Each such share of GGP restricted stock will not receive any of the cash consideration in the pre-closing dividend or the per share merger consideration. Any fractional shares of converted restricted stock will be rounded down to the next lower whole number of shares after aggregating all such shares of converted restricted stock held by the same holder.

Converted restricted stock will have generally the same terms and conditions as applied to the underlying GGP restricted stock, except that (i) shares of converted restricted stock in respect of shares of GGP restricted stock subject to performance conditions will be subject only to time-based vesting and (ii) each share of converted restricted stock will fully vest upon an involuntary termination during the two-year period following the effective time of the merger.

Certain Exceptions

Notwithstanding the foregoing description of the treatment of GGP equity awards, outstanding equity awards that are governed by existing “single-trigger” change in control provisions or that are held by recently hired or departed executives generally will be governed by their existing terms. For a description of the treatment of the equity awards held by GGP named executive officers with “single-trigger” change in control provisions, or who recently commenced or terminated employment with GGP, see the section entitled “Special Factors—Interests of GGP’s Directors and Executive Officers in the Transactions” beginning on page 137 of this joint proxy statement/prospectus.

Equity Award Terminology

The list below sets forth the meanings of certain terms used in the description of the treatment of GGP equity awards.

•	BPY unit closing price is calculated as the volume weighted average of the trading prices of BPY units on the NASDAQ on the five (5) trading days ending on the day that is three (3) trading days prior to the effective time of the charter amendments (rounded to the nearest $0.001).

•	equity award aggregate cash equivalent amount is the amount (rounded to the nearest $0.001) equal to the sum of (i) the equity award average stock amount plus (ii) equity award average cash amount.

•	equity award aggregate stock equivalent amount is the number (rounded to the nearest 0.001) of BPY units equal to (i) the equity award average stock consideration plus (ii) the quotient of (a) the equity award average cash amount divided by (b) the BPY unit closing price.

•	equity award average cash amount is the value (rounded to the nearest $0.001) of the aggregate cash consideration that would be paid in respect of each share of GGP common stock (other than shares of GGP restricted stock but including the number of shares of GGP common stock deemed received in respect of GGP in-the-money options) in connection with (i) the pre-closing dividend, assuming that every share makes a cash election and the form of consideration is prorated in accordance with the merger agreement, and (ii) the per share merger consideration.

•	equity award average stock amount is the value (rounded to the nearest $0.001) equal to (i) the equity award average stock consideration multiplied by (ii) the BPY unit closing price.

•	equity award average stock consideration is the number (rounded to the 0.001) of BPY units equal to the quotient of (i) $23.50 less the equity award average cash amount divided by (ii) $23.50.

•	GGP option means an option to purchase shares of GGP common stock.

•	GGP in-the-money option means a GGP option that was granted prior to January 1, 2018 and has an exercise price that is less than the aggregate value of the pre-closing dividend and per share merger consideration.

•	GGP out-of-the-money option means a GGP option that was granted in 2018 and/or has an exercise price that is equal to or greater than the aggregate value of the pre-closing dividend and per share merger consideration.

The Closing of the Charter Amendments, the Bylaws Amendments, the Partnership Agreement Amendment and Restatement and the Merger

The consummation of the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger will occur only if all of the closing conditions contained in the merger agreement have been satisfied or waived. The charter amendments will be consummated legally at the time the charter amendments have been duly filed with the Secretary of State of Delaware. The bylaws amendments will be completed legally at the time the GGP bylaws are amended and restated by the GGP board, and the partnership agreement amendment and restatement will be completed at the time it is executed by GGP and GGP Real Estate Holding II, Inc., the general partnership of GGPOP. The merger will be completed legally at the time the certificate of merger is filed with the Secretary of State of Delaware or such other time as may be agreed by BPY and GGP in writing and specified in the certificate of merger. As of the date of this joint proxy statement/prospectus, each of GGP and BPY expects that the charter amendments closing, the bylaws amendments, the partnership agreement amendment and restatement and the merger will occur in the third quarter of 2018. However, we cannot assure you as to when or if the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement or the merger will occur.

If the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger are not consummated by the close of business on September 26, 2018, the merger agreement may be terminated by GGP or BPY, unless the party seeking to terminate the merger agreement has failed to comply with its obligations under the merger agreement and such failure has been the principal cause of or resulted in the failure of the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger to have been consummated by such date.

Exchange of Shares and the Escrow Arrangement

Payment Agent and Escrow Agent

Prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, BPY will select a bank or trust company reasonably acceptable to GGP to act as the payment and exchange agent, which we refer to as the payment agent, for the pre-closing dividend, the merger and the BPY unit exchange. The payment agent will also act as the agent for the unaffiliated GGP common stockholders for the purpose of receiving and holding their election forms relating to the BPY unit exchange. Prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, BPY will select an escrow agent reasonably acceptable to GGP to act as the escrow agent for the aggregate cash dividend amount and the merger consideration.

BPY and GGP will enter into an escrow agreement with the escrow agent, which will provide that the escrow agent will not release funds deposited into the escrow account other than:

•	upon joint instruction of BPY and GGP prior to the consummation of the charter amendments;

•	upon an order of a court of competent jurisdiction; or

•	(i) with respect to the aggregate cash dividend amount, the partnership common unit cash amount and the partnership LTIP unit cash amount, to the payment agent without further action of BPY or GGP automatically upon receipt by the escrow agent of evidence of the consummation of the charter amendments closing and declaration of the pre-closing dividend; and (ii) with respect to the merger consideration, to the payment and agent automatically upon receipt by the escrow agent of evidence of the consummation of the merger.

Prior to the effective time of the charter amendments and the partnership agreement amendment and restatement:

•	GGP will irrevocably deposit or cause to be deposited in the escrow account, in connection with the pre-closing dividend, cash in an amount equal to the sum of the aggregate cash dividend amount, plus the partnership common unit cash amount, plus the partnership LTIP unit cash amount; and

•	BPY, on behalf of Goldfinch, will irrevocably deposit or cause to be deposited in the escrow account, for payment to the unaffiliated GGP common stockholders, as applicable, cash in an amount sufficient to pay the aggregate merger consideration.

Following the effective time of the charter amendments and the partnership agreement amendment and restatement:

•	by the effective time of the consummation of the pre-closing transactions (whether or not any of the pre-closing transactions have been consummated), BPY and GGP will cause the escrow agent to irrevocably deposit or cause to be deposited with the payment agent in connection with the pre-closing dividend, cash from the escrow account in an amount equal to the sum of the aggregate cash dividend amount, plus the partnership common unit cash amount, plus the partnership LTIP unit cash amount;

•	by the effective time of the consummation of the pre-closing transactions (whether or not any of the pre-closing transactions have been consummated), GGP will irrevocably deposit or cause to be deposited with the payment agent in connection with the pre closing dividend, class A stock in book-entry form evidencing a number of shares equal to the aggregate stock dividend amount;

•	by the effective time of the merger, BPY and GGP will cause the escrow agent to irrevocably deposit or cause to be deposited with the payment agent, for payment to unaffiliated GGP common stockholders, as applicable, cash from the escrow account in an amount sufficient to pay the aggregate merger consideration; and

•	by the consummation of the BPY unit exchange, BPY will irrevocably deposit or cause to be deposited with the payment agent a number of BPY units in book-entry form equal to the aggregate number of shares of class A stock that are subject to the BPY unit exchange for payment to unaffiliated GGP common stockholders pursuant to the terms of the merger agreement.

We refer to the amount of cash, class A stock and BPY units in the foregoing bullets as the exchange fund.

Promptly following and no later than three (3) business days following the date of the charter amendments, GGP will cause the payment agent to make payment to each holder of GGP common stock that is entitled to receive the pre-closing dividend:

•	for each cash electing share, an amount of cash and a number of shares of class A stock, if any, in accordance with the procedures described under “—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus (less any applicable withholding taxes); and

•	for each stock electing share, an amount of cash, if any, and a number of shares of class A stock, in accordance with the procedures under “—Structure and Timing of the Transactions—The Pre-Closing Dividend” beginning on page 199 of this joint proxy statement/prospectus (less any applicable withholding taxes).

If any holder of GGP common stock has elected to exchange all of its shares of class A stock entitled to be received by such holder in the pre-closing dividend for BPY units, the payment agent will substitute an equal amount of BPY units in lieu of class A stock in accordance with the BPY unit exchange described under “—Structure and Timing of the Transactions—The BPY Unit Exchange” beginning on page 209 of this joint proxy statement/prospectus.

Promptly following and no later than the fifth (5th) business day following the effective time of the merger, BPY and GGP will cause the payment agent to mail to each holder of record whose shares of GGP common stock were converted into the right to receive the merger consideration a letter of transmittal in customary form and instructions for use in effecting the surrender of its certificates and uncertificated shares, as applicable. Upon surrender of certificates for cancellation, and transmitting a duly completed and validly executed letter of transmittal, the holders of certificates will be entitled to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of GGP common stock represented by such certificates that were converted into the right to receive the merger consideration by (ii) the per share merger consideration (less any applicable withholding taxes), and such certificated shares will be cancelled. Upon receipt of an “agent’s message” by the payment agent in the case of a book-entry transfer of uncertificated shares, the holders of such uncertificated shares will be entitled to receive the per share merger consideration for each share of GGP common stock represented by such holder’s transferred uncertificated shares that were converted into the right to receive the merger consideration (less any applicable withholding taxes), and the transferred uncertificated shares surrendered will be cancelled.

Election Procedures

An election form will be mailed to each holder of record of GGP common stock as of the record date of the pre-closing dividend.

Each election form will permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify:

•	(i) the number of such holder’s shares of GGP common stock with respect to which such holder makes a cash election; or (ii) the number of such holder’s shares of GGP common stock with respect to which such holder makes a stock election; and

•	whether such holder affirmatively elects to exchange all, but not less than all, of the shares of class A stock entitled to be received by such holder in the pre-closing dividend for BPY units.

Any shares of GGP common stock with respect to which the payment agent has not received an effective, properly completed election form on or before the election deadline will be deemed non-electing shares. Holders of non-electing shares shall be deemed to have made an election to receive all of the pre-closing dividend in cash, and will be deemed to have made an election to immediately convert to BPY units any shares of class A stock received or is entitled to receive due to proration.

In the event that (i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units in the BPY unit exchange or (ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend will automatically be exchanged for BPY units in the BPY unit exchange.

Any election will have been properly made only if the payment agent will have actually received a properly completed election form by the election deadline. Any election form may be revoked or changed by the authorized person properly submitting such election form, by written notice received by the payment agent by the election deadline. In the event an election form is revoked prior to the election deadline, the shares of GGP common stock represented by such election form will become non-electing shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of GGP common stock by the election deadline.

No Fractional Shares

No fractional shares of class A stock will be issued in the pre-closing dividend, credited to book-entry accounts or exchanged in the BPY unit exchange. Any fractional interest in such shares will entitle the holder to receive, in lieu of fractional shares, cash (without interest) in an amount determined by: (i) aggregating all fractional shares allocable to each holder of record or beneficial owner of GGP common stock as of the record date for the pre-closing dividend into whole shares; (ii) selling such whole shares in open market transactions at then-prevailing trading prices on behalf of unaffiliated GGP common stockholders who would otherwise be entitled to fractional shares interests; and (iii) distributing to each holder, or for the benefit of each beneficial owner, such holder or owner’s ratable share of the net proceeds of such sale based upon the average gross selling price per share of class A stock after deductions for tax withholdings and any applicable brokerage fees.

Withholding

All payments made under the merger agreement will be paid net of all applicable withholding requirements. Any payment made under the merger agreement will be paid without interest.

Representations and Warranties

The merger agreement contains representations and warranties by GGP, BPY and Goldfinch that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, information contained in public filings with the SEC made by GGP and BPY between January 1, 2016 and March 25, 2018 (the day immediately prior to the date of the merger agreement) and information in the disclosure letters delivered by GGP to BPY and BPY to GGP, in each case, on March 26, 2018 (the date of the merger agreement).

These representations and warranties relate to, among other things:

with respect to both GGP and BPY:

•	corporate organization, existence and good standing;

•	corporate power and authority to enter into the Transaction Agreements, to perform their respective covenants and obligations under the Transaction Agreements and to consummate the Transactions;

•	consummation of the Transactions does not and will not (i) violate or conflict with: (a) the organizational documents of GGP, BPY or their respective subsidiaries; (b) any contract to which GGP, BPY or any of their respective subsidiaries is a party (not otherwise terminable upon 180 days’ or less notice); or (c) any law or order applicable to GGP, BPY or any of their respective subsidiaries or (ii) result in the creation of any lien upon any of the real property or other assets of GGP, BPY or any of their respective subsidiaries;

•	required regulatory filings and authorizations, consents or approvals of governmental authorities;

•	the capitalization of GGP and BPY and the absence of certain rights to purchase or acquire equity securities of GGP, BPY or any of their respective subsidiaries;

•	certain subsidiary matters, including their respective corporate organization, existing and good standing;

•	the accuracy of filings with the SEC and of financial statements included in the SEC filings;

•	the absence of certain undisclosed liabilities and off-balance sheet arrangements;

•	the absence of certain events or changes since December 31, 2017;

•	material contracts;

•	good and valid fee title to the owned real property and material personal property;

•	rights to intellectual property;

•	the payment of taxes, the filing of tax returns, other tax matters related to subsidiaries;

•	employee benefit plans and maintenance, operation and administration thereof;

•	certain labor matters;

•	compliance with laws and possession of necessary permits and authorizations;

•	certain environmental matters and compliance with environmental laws;

•	the absence of certain actions, claims, reviews, investigations, orders or injunctions;

•	insurance policies;

•	the absence of any fees owed to an investment banker, broker or other person in connection with the Transactions; and

•	matters relating to information to be included in required filings with the SEC in connection with the Transactions.

with respect to GGP only:

•	requisite stockholder approval;

•	rent roll for real property leases under which GGP or any of its subsidiaries is a lessor;

•	the receipt by the special committee of an opinion of its financial advisor; and

•	the absence of any shareholder rights plan or applicability of any anti-takeover statute to the merger.

with respect to BPY and Goldfinch only:

•	matters relating to any shelf registration statement to be filed by BPY with the SEC;

•	to the extent required by the TSX, the BPY unitholder consent;

•	other than certain excluded shares, the absence of any beneficial ownership of or rights to acquire, convert or exchange any shares of GGP common stock;

•	the operations of Goldfinch and absence of past conduct unrelated to the merger of Goldfinch;

•	the availability of sufficient funds to enable BPY to consummate the Transactions;

•	matters relating to the financing of the Transactions, including BPY having made available to GGP a true, complete and correct copy of the executed commitment letter, which we refer to as the financing commitment, among BPY (or its applicable affiliates) and the financial institutions party thereto, pursuant to which the lenders party thereto have committed to lending the amounts set forth in the commitment letter, which we refer to as the committed financing, for the purposes of, among other things, funding the Transactions; and

•	matters relating to the solvency of BPY and its subsidiaries, taken as a whole, at and immediately following the effective time of the merger and after giving effect to all the Transactions.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will be deemed to be true and correct unless their failure to be true or correct has had or would have a material adverse effect). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have knowledge after reasonable inquiry. For the purposes of the merger agreement, “material adverse effect” means, with respect to GGP and BPY, as applicable, any change, effect, event, occurrence or development, individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on (i) the financial condition, business or results of operations of GGP, BPY and their respective subsidiaries, as applicable, taken as a whole or (ii) the ability of GGP or BPY, as applicable, to consummate the Transactions; provided, that with respect to clause (i), excluding the impact of:

•	changes, effects, events, occurrences or developments arising out of or resulting from changes in the economy, political or regulatory conditions, prevailing interest rates or financial, securities or currency markets generally in the United States or that arise out of or are the result of acts of war or terrorism (including any cybersecurity attacks) perpetrated or encouraged by state or non-state actors;

•	changes, effects, events, occurrences or developments arising out of or resulting from changes that are the result of factors generally affecting the industries or markets in which GGP, BPY and their respective subsidiaries, as applicable, operate;

•	changes, effects, events, occurrences or developments arising out of or resulting from changes in GAAP, IFRS or rules and policies of the Public Company Accounting Oversight Board or changes in applicable law or changes in interpretations of applicable law;

•	changes, effects, events, occurrences or developments arising out of or resulting from the announcement, execution, delivery, consummation or pendency of the Transactions, the identity of GGP or BPY, as applicable, or the disclosure by GGP, BPY or any of their respective affiliates, as applicable, of their future plans with respect to the conduct of, or intentions for, the business of GGP, BPR or BPY, as applicable, following the consummation of the charter amendments, including (i) any loss of revenue or earnings or (ii) the impact thereof on the relationships, contractual or otherwise, of GGP, BPY or any of their respective subsidiaries, as applicable, with employees, customers, suppliers, tenants or business partners, in each case, solely to the extent resulting from such public announcement or pendency or any litigation relating to the Transaction Agreements or the Transactions;

•	changes, effects, events, occurrences or developments arising out of or resulting from fluctuations in the value of any currency;

•	the existence, occurrence, worsening or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional war, act of terrorism, civil disobedience or other calamity;

•	any failure to meet projections (but the underlying causes of such failure may constitute or contribute to a material adverse effect with respect to GGP or BPY, as applicable, if not otherwise excluded);

•	declines in the trading prices of the GGP common stock or BPY units, as applicable (but the underlying causes of such decline may constitute or contribute to material adverse effect with respect to GGP or BPY, as applicable, if not otherwise excluded);

•	any bankruptcy, restructuring, insolvency or reorganization of any tenant party to a lease under which GGP, BPY or any of their respective subsidiaries, as applicable, is lessor; and

•	(i) with respect to GGP, actions taken by BPY, actions specifically required to be taken pursuant to the merger agreement (except for any obligation to operate in the ordinary course of business) or actions taken or not taken at the written request of BPY; and (ii) with respect to BPY, actions taken by GGP, actions specifically required to be taken pursuant to the merger agreement (except for any obligation to operate in the ordinary course of business) or actions taken or not taken at the written request of GGP;

except, in the cases of the first, second, third, fifth or sixth bullet above, to the extent the effects of such change, effect, event, occurrence or development have a disproportionate adverse effect on GGP, BPY and their respective subsidiaries, as applicable, compared to other companies operating in the industry in which GGP, BPY and their respective subsidiaries, as applicable, operate.

Conditions to Consummation of the Charter Amendments, the Bylaws Amendments, the Partnership Agreement Amendment and Restatement and the Merger

Mutual Closing Conditions

The obligation of each of GGP, BPY and Goldfinch to consummate the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger is subject to the satisfaction or written waiver by each of BPY (on behalf of itself and Goldfinch) and GGP, prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, of the following conditions:

•	receipt of the requisite stockholder approval;

•	receipt of the BPY unitholder consent unless BPY has obtained a determination from the TSX in writing that the BPY unitholder consent is not required;

•	absence of any court or other governmental authority enacting, issuing, promulgating, enforcing or entering any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of any Transaction;

•	effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and in effect or proceedings for that purpose having been initiated by the SEC that have not been withdrawn;

•	the BPY units to be issued in the BPY unit exchange have been approved for listing on the NASDAQ subject to official notice of issuance; and

•	the class A stock to be issued in the Transactions have been authorized for listing on the NASDAQ or the NYSE (BPY and GGP anticipate that the class A stock will be listed on the NASDAQ) subject to official notice of issuance (provided, that this condition need not be satisfied if all shares of class A stock that are issued in the pre-closing dividend are exchanged for BPY units in the BPY unit exchange). For more information, see the section entitled “Special Factors—Listing of Class A Stock” beginning on page 146 of this joint proxy statement/prospectus.

On April 23, 2018, BPY received a determination from the TSX that the BPY unitholder consent may be obtained by an action by written consent and accordingly, no special meeting of BPY unitholders will be required. On May 31, 2018, BAM, which beneficially owns an approximate 62% limited partnership interest in BPY (on a fully exchanged basis), provided the TSX with the BPY unitholder consent by an action of written consent.

Additional Closing Conditions for the Benefit of BPY and Goldfinch

The obligation of BPY and Goldfinch to effect the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger is also subject to the fulfillment or written waiver by BPY, at or prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, of the following conditions:

•

the accuracy in all material respects as of March 26, 2018 and as of the effective time of the charter amendments and the partnership agreement amendment and restatement (except representations and warranties made as of a specific earlier date, which are required to be accurate in all material respects as of such earlier date) of certain representations and warranties made in the merger agreement by GGP

(disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) regarding certain aspects of its organization and standing, corporate power and enforceability, requisite stockholder approval, subsidiaries, brokers, opinion of financial advisors, state anti-takeover statutes and rights plans, and BPY will have received a certificate from GGP’s Chief Executive Officer to such effect;

•	the accuracy in all respects as of March 26, 2018 and as of the effective time of the charter amendments and the partnership agreement amendment and restatement (except representations and warranties made as of a specific earlier date, which are required to be accurate in all respects as of such earlier date) of representations and warranties relating to capitalization of GGP made in the merger agreement by GGP, except that any inaccuracies in such representations and warranties that in the aggregate do not cause the aggregate merger consideration and the pre-closing dividend required to be paid by BPY to increase by $10 million or more will be disregarded, and BPY will have received a certificate from GGP’s Chief Executive Officer to such effect;

•	the accuracy in all respects as of March 26, 2018 and as of the effective time of the charter amendments and the partnership agreement amendment and restatement (except representations and warranties which address matters only as of a specific earlier date, which are required to be true and correct as of such earlier date) of all other representations and warranties made in the merger agreement by GGP (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies, in the aggregate, do not constitute, and would not reasonably be expected to have, a material adverse effect with respect to GGP, and BPY will have received a certificate from GGP’s Chief Executive Officer to such effect;

•	GGP must have complied with and performed in all material respects all covenants and agreements required to be performed or complied with by it under the merger agreement by it at or prior to the charter amendments closing, and BPY will have received a certificate from GGP’s Chief Executive Officer to such effect;

•	since March 26, 2018, there will not have been any material adverse effect with respect to GGP that remains in effect, and BPY will have received a certificate from GGP’s Chief Executive Officer to such effect; and

•	BPY will have received a written opinion of Arnold & Porter Kaye Scholer LLP with respect to certain matters concerning GGP’s qualification and taxation as REIT under the Code.

Additional Closing Conditions for the Benefit of GGP

The obligation of GGP to effect the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger is also subject to the fulfillment or written waiver by GGP, at or prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, of the following conditions:

•	the accuracy in all material respects as of March 26, 2018 and as of the effective time of the charter amendments and the partnership agreement amendment and restatement (except representations and warranties made as of a specific earlier date, which are required to be accurate in all material respects as of such earlier date) of certain representations and warranties made in the merger agreement by BPY and Goldfinch (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) regarding certain aspects of its organization and standing, corporate power and enforceability, subsidiaries and brokers, and GGP will have received a certificate from an authorized officer of BPY to such effect;

•	the accuracy in all respects as of March 26, 2018 and as of the effective time of the charter amendments and the partnership agreement amendment and restatement (except representations and warranties made as of a specific earlier date, which are required to be accurate in all respects as of such earlier date) of representations and warranties relating to BPY’s capitalization made in the merger agreement by BPY, except that any inaccuracies in such representations and warranties will be disregarded if they are de minimis in nature and amount, and GGP will have received a certificate from an authorized officer of BPY to such effect;

•	the accuracy in all respects as of the effective time of the charter amendments and the partnership agreement amendment and restatement (except representations and warranties which address matters only as of a specific earlier date, which are required to be true and correct as of such earlier date) of all other representations and warranties made in the merger agreement by BPY (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies, in the aggregate, do not constitute, and would not reasonably be expected to have, a material adverse effect with respect to BPY and Goldfinch, and GGP will have received a certificate from an authorized officer of BPY to such effect;

•	BPY and Goldfinch must have complied with and performed in all material respects all covenants and agreements required to be performed or complied with by it under the merger agreement by it at or prior to the charter amendments closing, and GGP will have received a certificate from an authorized officer of BPY to such effect;

•	since March 26, 2018, there will not have been any material adverse effect that remains in effect with respect to BPY, and GGP will have received a certificate from an authorized officer of BPY to such effect;

•	availability of one or more registration statements registering (i) BPY units issuable from time to time in the event that an affiliate of BPY elects, in its sole discretion, to deliver BPY units in satisfaction of the exchange rights of the holders of class A stock contained in the amended charter; and (ii) the resale of BPY units transferred by BAM in accordance with the terms of the rights agreement having been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and in effect or proceedings for that purpose having been initiated by the SEC that have not been withdrawn (provided, that this condition will not need to be satisfied if all of the shares of the class A stock that are issued in the pre-closing dividend are exchanged for BPY units in the BPY unit exchange);

•	GGP will have received a written opinion of Torys LLP with respect to certain matters concerning BPY’s qualification and taxation as a partnership for U.S. federal income tax purposes;

•	GGP will have received an opinion from a nationally recognized valuation firm mutually agreed to by BPY and GGP acting reasonably to the effect that GGP will, subject to certain qualifications, be solvent as of the effective time of the merger after giving effect to the Transactions; and

•	the rights agreement (described in the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page 241 of this joint proxy statement/prospectus) will have been executed and will be in full force and effect.

On May 24, 2018, BPY filed shelf registration statements on Form F-3 with the SEC to register BPY units deliverable to holders of class A stock in satisfaction of the exercise of the exchange rights contained in the amended charter and the rights agreement. As noted above, such registration statements are required to become effective at or prior to the completion of the Transactions.

Covenants and Agreements

Conduct of the Business

Each of GGP and BPY has agreed to certain restrictions on itself and its subsidiaries, and their conduct of business, prior to the effective time of the merger. In general, except as required by applicable law or as is responsive to a governmental authority, as consented to in writing by GGP or BPY, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), as may be required or expressly contemplated or permitted by the Transaction Agreements, as set forth in the disclosure letter delivered by each of GGP and BPY to the other on March 26, 2018 or with respect to GGP, as permitted by GGP’s 2018 budget (including capital expenditures by GGP in the aggregate not to exceed 10% more than the capital expenditures line items in GGP’s 2018 budget), each of GGP and BPY has agreed that the business of GGP, BPY and their respective subsidiaries, as applicable, will be conducted in all material respects in the ordinary course of business consistent with past practice. Each of GGP, BPY and their respective subsidiaries, as applicable, will use their respective commercially reasonable efforts to preserve substantially intact their business organization and material assets, keep available the services of their current officers and maintain existing relationships and goodwill with governmental authorities, material suppliers, material tenants, material creditors and material lessors and other persons with significant business relations with GGP, BPY and their respective subsidiaries, as applicable.

GGP has also agreed that, except as required by applicable law or as is responsive to a governmental authority, as consented to in writing by BPY (which consent shall not be unreasonably withheld, conditioned or delayed), as may be expressly required or expressly contemplated by the Transaction Agreements, permitted by GGP’s 2018 budget (including capital expenditures by GGP in the aggregate not to exceed 10% more than the capital expenditure line items in GGP’s 2018 budget) or set forth in the disclosure letter delivered by GGP to BPY on March 26, 2018, it will not, and it will not permit any of its subsidiaries to:

•	amend or otherwise change the GGP charter or the GGP bylaws or such similar applicable organizational documents of any of its subsidiaries;

•	merge or consolidate GGP or any of its subsidiaries with any other person, except for any such transactions solely among wholly owned subsidiaries of GGP not in violation of any instrument binding on GGP or any of its subsidiaries or their assets;

•	acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than in the ordinary course of business consistent with past practice or as required by the terms of certain contracts as in effect as of March 26, 2018;

•	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any securities of GGP or its subsidiaries, subject to certain exceptions, or amend the terms of any securities of GGP or its subsidiaries;

•	other than as required by the terms of any existing contracts of GGP or its subsidiaries, in the ordinary course of business consistent with past practice or as otherwise permitted by the terms of the merger agreement, make any loans, advances, guarantees or capital contributions to or investments in any person;

•	other than as otherwise permitted by the terms of the merger agreement, amend, supplement, replace, refinance, terminate or otherwise modify the Fourth Amended and Restated Credit Agreement, dated as of October 30, 2015 by and among GGP, Wells Fargo Bank, N.A., as administrative agent, and the other parties thereto, which we refer to as the credit agreement, the Amended and Restated Loan Agreement, dated as of April 25, 2016, by and among GGP and U.S. Bank National Association as administrative agent, and the other parties thereto, which we refer to as the term loan agreement, the $206.2 million floating rate junior subordinated notes of GGPOP due 2036, or any indebtedness of GGP, any of its subsidiaries or any joint venture in respect of which GGP or any of its subsidiaries owns, directly or indirectly, any equity interest;

•	declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to any securities of GGP or any interests in any subsidiaries of GGP, subject to certain exceptions;

•	other than as permitted by the terms of the merger agreement, adjust, reclassify, split, combine or subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any securities of GGP or its subsidiaries;

•	incur any indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of GGP or any of its subsidiaries, except for:

•	debt incurred pursuant to the credit agreement in the ordinary course of business consistent with past practice;

•	any indebtedness among GGP and its wholly owned subsidiaries;

•	trade payables in the ordinary course of business consistent with past practice; or

•	indebtedness of any subsidiary of GGP that, directly or indirectly, holds title to any owned real property or leased real property not to exceed $100 million in the aggregate for all such indebtedness (provided, that such $100 million limit will be calculated by taking into account only the portion of such indebtedness based on GGP’s pro rata ownership of such subsidiary and, provided, further that, such indebtedness will not encumber certain properties owned by GGP reserved for certain financings related to the Transactions as contemplated by the merger agreement);

•	redeem, repurchase, prepay, defease, guarantee, cancel or otherwise acquire for value any such indebtedness, debt securities or warrants or other rights;

•	make or authorize any capital expenditures, other than (i) capital expenditures in respect of properties owned or leased by GGP or its subsidiaries, (ii) required by any lease under which GGP or any of its subsidiaries is lessor or any joint venture or similar agreement to which GGP or any of its subsidiaries is a party, (iii) replacements and similar corrections of deferred maintenance items or (iv) to the extent reasonably necessary to avoid material business interruption as a result of any act of God or any other similar cause not reasonably within the control of GGP or its subsidiaries;

•	make any material change to its methods of accounting for financial accounting purposes in effect at December 31, 2017, except as required by GAAP, Regulation S-X of the Exchange Act, a governmental authority or quasi-governmental authority or as required by a change in applicable law;

•	release, assign, compromise, discharge, waive, settle or satisfy any action or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) for an amount not covered by insurance in excess of $5 million individually or $50 million in the aggregate or providing for any relief other than monetary relief that imposes a material obligation or restrictions on GGP, other than in respect of any legal proceeding or liabilities relating to the Transaction Agreements or the Transactions, which is governed by the litigation covenant described in the section below entitled “—Stockholder Litigation;”

•	(i) terminate, modify or materially amend any material contract other than (a) the termination, modification or amendment of any lease under which GGP or any of its subsidiaries is lessor or in a manner that is not materially adverse to GGP or its subsidiaries (taken as a whole), (b) the expiration or renewal of any material contract in accordance with its terms, in each case, in the ordinary course of business consistent with past practice; (ii) enter into any contract, agreement, or arrangement that would have been a material contract if entered into prior to March 26, 2018, other than any lease under which GGP or any of its subsidiaries is lessor in the ordinary course of business consistent with past practice; (iii) waive any material term of, or waive any material default under, any material contract, other than in the ordinary course of business consistent with past practice; or (iv) enter into any contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the consummation of the Transactions (including in combination with any other event or circumstance);

•	make or rescind any express or deemed election, subject to certain exceptions such as election or rescission required by law or necessary (a) to preserve the status of GGP or any REIT subsidiary as a REIT under the Code or (b) to qualify or preserve the status of any subsidiary of GGP as a partnership for U.S. federal income tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of the Code, as the case may be, provided that in such events GGP will notify BPY of such election and will not fail to make such election in a timely manner; (ii) settle or compromise any material U.S. federal, state, local or foreign tax liability or waive or extend the statute of limitations in respect of such taxes; (iii) take any action (or fail to take any action) that could reasonably be expected to cause GGP or any REIT subsidiary to no longer qualify as a REIT or prevent GGP from continuing to qualify as a REIT after the consummation of the merger; (iv) amend any tax return with respect to a material amount of taxes; or (v) change any method of tax accounting;

•	with regard to intellectual property, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material intellectual property, other than grant licenses of intellectual property in the ordinary course of business;

•	with regard to other assets (other than property owned or leased by GGP or its subsidiaries), transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any lien (other than certain permitted liens) on or allow to lapse or expire or otherwise dispose of any assets or interests therein of GGP or its subsidiaries;

•	transfer, market, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any lien (other than certain permitted liens) on or allow to lapse or expire or otherwise dispose of, any property owned or leased by GGP or its subsidiaries, other than in the ordinary course of business consistent with past practice and subject to certain other exceptions and other than the lease or marketing for leasing of the property owned or leased by GGP or its subsidiaries under existing leases to current tenants and the lease of such property pursuant to leases entered into after March 26, 2018 in the ordinary course of business consistent with past practice;

•	terminate any executive officers other than for cause, or hire any new employees unless: (i) such hiring is in the ordinary course of business consistent with past practice; (ii) the employment relationships are terminable at-will; and (iii) such employees are not party to any arrangements that provide for severance, retention or change in control payments or benefits (provided, that GGP and its subsidiaries may not enter into an employment agreement or other arrangement which provides, or extends or renews (other than with respect to any agreements that by their terms automatically renew) the terms of any arrangement with an existing employee to provide, for an annual base salary in excess of $300,000);

•	adopt, enter into, amend, terminate or extend any collective bargaining agreement;

•	except as required by a GGP benefit plan or as otherwise required by applicable law:

•	grant or provide any severance, retention, change in control or termination payments or benefits to any director, officer or non-officer employees or independent contractors of GGP or any of its subsidiaries;

•	increase the compensation or benefits of, pay any bonus to, or make any new equity awards to, any director, officer, employee or independent contractor of GGP or any of its subsidiaries, other than, in the case of non-officer employees, base salary increases in the ordinary course of business consistent with past practice;

•	establish, adopt, amend or terminate any GGP benefit plan or any arrangement that would be a GGP benefit plan if in effect as of March 26, 2018 or amend the terms of any outstanding equity-based awards, in each case, other than permitted base salary increased described in the previous bullet;

•	take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any GGP benefit plan, to the extent not already provided in any such GGP benefit plan;

•	materially change any actuarial or other assumptions used to calculate funding obligations with respect to any GGP benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

•	forgive any loans to directors, officers or key employees of GGP or any of its subsidiaries; or

•	pay or vest any performance-based amount or award in excess of the level earned based on actual performance as such performance is determined by the designated plan administrator in consultation with BPY in accordance with the terms of such award and consistent with past practice;

•	fail to maintain in full force and effect insurance policies of GGP, any of its subsidiaries and their properties, businesses, assets and operations in a commercially reasonable form and amount;

•	enter into any new line of business;

•	adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring;

•	exercise any option to purchase or sell, buy-sell, right of first refusal, right of first offer or any other contractual right to purchase, sell or dispose of, any equity interest of any joint venture entity or any of such joint venture entity’s properties owned, directly or indirectly, by GGP or any subsidiary;

•	except as may be required pursuant to the organizational documents of a joint venture or in the ordinary course of business consistent with past practice, exercise any consent right with respect to any joint venture in which GGP or any of its subsidiaries owns, directly or indirectly, any equity interest in connection with any action that would be prohibited by the foregoing bullets if such actions were taken with respect to GGP or any of its subsidiaries;

•	announce an intention to enter into, authorize or enter into, or permit any of its subsidiaries to authorize or enter into, any written agreement or otherwise make any commitment to do anything described in the foregoing; or

•	issue any capital stock of GGP or its subsidiaries on or after the charter amendments closing.

BPY has also agreed that, except as required by applicable law or as is responsive to a governmental authority, as consented to in writing by GGP (which consent shall not be unreasonably withheld, conditioned or delayed), as may be required or expressly contemplated or permitted by the Transaction Agreements or as set forth in the disclosure letter delivered by BPY to GGP on March 26, 2018, it will not, and it will not permit any of its subsidiaries to:

•	amend or otherwise change the limited partnership agreement of BPY or such similar applicable organizational documents of any of its subsidiaries (other than in a manner that would not materially restrict the operations of BPY’s or any of its subsidiaries’ businesses so long as such amendments or changes do not adversely affect the unitholders of BPY);

•	merge or consolidate BPY or any of its subsidiaries with any other person, except for any such transactions solely among subsidiaries of BPY not in violation of any instrument binding on BPY or any of its subsidiaries or their assets;

•	acquire, directly or indirectly, whether by merger, consolidation or acquisition of stock or assets or otherwise, any assets, securities, properties, interests or businesses or make any investment (whether by contributions to capital, loans to, or property transfers), in each case, other than in the ordinary course of business or as required by the terms of certain contracts as in effect as of March 26, 2018;

•	other than in the ordinary course of business, issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any securities of BPY or its subsidiaries, subject to certain exceptions, or amend the terms of any securities of BPY or its subsidiaries;

•	other than as required by the terms of any existing contracts, in the ordinary course of business or as otherwise permitted by the terms of the merger agreement, make any loans, advances, guarantees or capital contributions to or investments in any person;

•	other than as otherwise permitted by the terms of the merger agreement or in the ordinary course of business, amend, supplement, replace, refinance, terminate or otherwise modify any indebtedness related to any property owned or leased by BPY or its subsidiaries;

•	declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to any BPY units or any interest in certain subsidiaries of BPY, subject to certain exceptions;

•	adjust, reclassify, split, combine, or subdivide, redeem, purchase (other than in accordance with the terms of any normal course issuer bids of BPY) or otherwise acquire, directly or indirectly, any security of BPY (other than certain tax withholding obligations);

•	make or rescind any express or deemed election that would result in BPY ceasing to be treated as a partnership for U.S. federal income tax purposes;

•	other than in the ordinary course of business, (i) incur any indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of BPY, except for (a) any indebtedness among BPY and its wholly owned subsidiaries or (b) indebtedness in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more favorable to BPY or its subsidiaries than the indebtedness being replaced; or (ii) redeem, repurchase, prepay, defease, guarantee, cancel or otherwise acquire for value any such indebtedness, debt securities or warrants or other rights;

•	make or authorize any capital expenditures, other than (i) capital expenditures in respect of properties owned or leased by BPY, (ii) required by any lease under which BPY or any of its subsidiaries is lessor or any joint venture or similar agreement to which BPY or any of its subsidiaries is a party, (iii) replacements and similar corrections of deferred maintenance items, (iv) other capital expenditures in the ordinary course of business or (v) to the extent reasonably necessary to avoid material business interruption as a result of any act of God or any other similar cause not reasonably within the control of BPY or its subsidiaries;

•	make any material change to its methods of accounting for financial accounting purposes in effect at December 31, 2017, except as required by IFRS, Regulation S-X of the Exchange Act or a governmental authority or quasi-governmental authority or as required by a change in applicable law;

•	other than in the ordinary course of business, release, assign, compromise, discharge, waive, settle or satisfy any legal proceeding or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) for an amount not covered by insurance or providing for any relief other than monetary relief that imposes a material obligation or restrictions on BPY, other than in respect of any legal proceeding or liabilities relating to the Transaction Agreements or the Transactions, which is governed by the litigation covenant described in the section below entitled “—Stockholder Litigation;”

•

(i) terminate, modify or materially amend any material contract other than (a) the termination, modification or amendment in a manner that is not materially adverse to BPY and its subsidiaries (taken as a whole) of any lease under which BPY or any of its subsidiaries is lessor or (b) the expiration or renewal of any material contract in accordance with its terms, in each case, in the ordinary course of business; (ii) enter into any contract, agreement, or arrangement that would have been a material contract if entered into prior to March 26, 2018, other than in the ordinary course of business; (iii) waive any material term of, or waive any material default under, any material contract, other than in the ordinary course of business; or (iv) enter into any contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the consummation of the Transactions (including in combination with any other event or circumstance);

•	other than in the ordinary course of business, with regard to intellectual property, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material intellectual property;

•	with regard to other assets (other than property owned or leased by BPY or its subsidiaries), transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any lien (other than permitted liens) on or allow to lapse or expire or otherwise dispose of any assets or interests therein of BPY or its subsidiaries;

•	transfer, market, sell, lease, license, pledge, surrender, encumber, cancel, abandon, create or incur any lien (other than permitted liens) on or allow to lapse or expire or otherwise dispose of, property owned or leased by BPY or its subsidiaries, other than in the ordinary course of business and other than the lease or marketing for leasing of the property owned or leased by BPY or its subsidiaries under existing leases to current tenants and the lease of such property pursuant to leases entered into after March 26, 2018 in the ordinary course of business consistent with past practice;

•	fail to maintain in full force and effect insurance policies of BPY, any of its subsidiaries and their properties, businesses, assets and operations in a commercially reasonable form and amount;

•	enter into any new line of business;

•	adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring, other than reorganizations and restructurings solely among subsidiaries of BPY; or

•	announce an intention to enter into, authorize or enter into, or permit any of its subsidiaries to authorize or enter into, any written agreement or otherwise make any commitment to do anything described in the foregoing.

No Solicitation or Negotiation of Acquisition Proposals

In addition to immediately terminating any discussions or negotiations with any person with respect to an acquisition proposal and, until the earlier of the effective time of the merger or the date on which the merger agreement is terminated pursuant to its terms, GGP has agreed that it and its subsidiaries will not, and will direct its and their respective representatives not to, directly or indirectly:

•	solicit, knowingly initiate, knowingly facilitate or knowingly encourage any acquisition proposal;

•	participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any acquisition proposal;

•	engage in discussions with any person with respect to any acquisition proposal, other than to request clarification of an acquisition proposal that has already been made for purposes of assessing whether such acquisition proposal is or would reasonably be expected to lead to a superior proposal or to notify the applicable person of the existence of provisions restricting the solicitation or negotiation of acquisition proposals;

•	approve or recommend any acquisition proposal;

•	enter into any letter of intent or similar document or any agreement or commitment providing for any acquisition proposal;

•	take any action in connection with an acquisition proposal to make the provisions of any anti-takeover statute or any restrictive provision of any applicable anti-takeover provision in the GGP charter or the GGP bylaws inapplicable to any person other than BPY and BPY’s affiliates or to any transactions constituting or contemplated by an acquisition proposal; or

•	resolve or agree to do any of the foregoing.

GGP has agreed to instruct each person that has executed a confidentiality agreement relating to an acquisition proposal or potential acquisition proposal for the benefit of GGP to promptly return or destroy all confidential information furnished to such person in connection with its consideration of an acquisition proposal. GGP has also agreed that neither it nor its subsidiaries will terminate, amend, modify or waive any rights under, or release any person (other than BPY) from, any “standstill” or other similar agreement unless the special committee determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with the special committee’s fiduciary duties under Delaware law.

If, prior to the receipt of the requisite stockholder approval, GGP receives an unsolicited acquisition proposal from a third party that did not result from its material breach of the non-solicitation provisions, and the special committee determines in good faith, after consultation with its outside counsel and financial advisor, that such acquisition proposal constitutes or is reasonably likely to constitute or lead to a superior proposal, which we refer to as a competing proposal, and that the failure to take the following actions would be reasonably likely to be inconsistent with the special committee’s or the GGP board’s fiduciary duties under Delaware law, then, GGP may:

•	furnish information to the third party making such acquisition proposal, provided, that (i) substantially concurrently GGP provides BPY any such information not previously made available to BPY; and (ii) prior to furnishing such information, GGP receives from the third party an executed confidentiality agreement that satisfies certain requirements; and

•	engage in discussions and negotiations with the third party and its representatives with respect to such acquisition proposal (and, if applicable, waive or otherwise modify any “standstill” or similar agreement).

GGP has agreed to notify BPY promptly (but in any event within two (2) business days) of the receipt of any acquisition proposal. If the proposal is in writing, GGP has agreed to deliver to BPY a copy of such proposal and any related draft agreements and other written materials. If the proposal is provided orally, GGP has agreed to provide BPY a summary of the material terms and conditions of the acquisition proposal, but not the identity of the person making the proposal. GGP has also agreed to keep BPY reasonably informed on a reasonably current basis of the status and material details of any competing proposal and any material change to its terms within 48 hours of such change.

Unless otherwise permitted by the merger agreement, the GGP board and the special committee may not make a GGP board recommendation change. However, prior to obtaining the requisite stockholder approval, the special committee (or the GGP board acting on the special committee’s recommendation) may make a GGP board recommendation change only if:

•	GGP receives an unsolicited, bona fide written acquisition proposal from a third party;

•	GGP has not materially breached the non-solicitation provisions of the merger agreement; and

•	the special committee (or the GGP board acting on the special committee’s recommendation) determines in good faith, after consultation with its financial advisor and outside legal counsel, that the acquisition proposal constitutes a superior proposal or an intervening event.

With respect to a GGP board recommendation change in response to a superior proposal, GGP must provide BPY four (4) business days’ written notice before taking action with respect to such superior proposal, which must include a description of the material terms and conditions of the superior proposal (including the identity of the person making the superior proposal) and all then-current forms of related transaction documents. To the extent requested by BPY, GGP must negotiate in good faith with BPY for at least four (4) business days (and an additional two (2) business days for any material amendment to the financial terms or other material terms of the superior proposal). GGP then must consider any changes to the terms and conditions of the merger agreement that have been committed to by BPY in writing when determining whether such superior proposal ceases to constitute a superior proposal.

With respect to a GGP board recommendation change in response to an intervening event, GGP must provide BPY four (4) business days’ written notice before taking action with respect to an intervening event, which must include a reasonably detailed description of the intervening event. To the extent requested by BPY, GGP must negotiate in good faith with BPY for at least four (4) business days. GGP then must consider any changes to the terms and conditions of the merger agreement that have been committed to by BPY in writing when determining whether failing to make a GGP board recommendation change would no longer be reasonably likely to be inconsistent with the GGP board’s or the special committee’s fiduciary duties under Delaware law.

An acquisition proposal means, with respect to GGP, an offer or proposal to engage in or relating to a transaction or series of related transactions involving:

•	any direct or indirect acquisition by any person or “group” (as defined in Section 13(d) of the Exchange Act) of more than 20% of GGP’s capital stock or voting power outstanding after giving effect to the consummation of such acquisition, including pursuant to a tender offer or exchange offer;

•	any direct or indirect acquisition by any person or “group” (as defined in Section 13(d) of the Exchange Act) of more than 20% of the consolidated assets of GGP and its subsidiaries taken as a whole (measured by fair market value and without giving effect to any indebtedness, in each case as determined by the special committee in good faith);

•	any merger, consolidation, business combination, share exchange or other similar transaction involving GGP or any of its subsidiaries pursuant to which any person or “group” (as defined in Section 13(d) of the Exchange Act), other than GGP common stockholders (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, more than 20% of GGP’s capital stock or voting power outstanding after giving effect to such transaction;

•	a recapitalization, restructuring, liquidation, dissolution or other winding up of GGP in which any person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than GGP common stockholders (as a group) immediately prior to the consummation of such transaction would hold, directly or indirectly, more than 20% of GGP’s capital stock or voting power outstanding after giving effect to such transaction;

•	any transaction in which any person (or the stockholders of any person) acquires or seeks to acquire, directly or indirectly, beneficial ownership of, more than 20% of GGP’s capital stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 20% of the voting power of GGP; or

•	any combination of the foregoing in which any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than GGP common stockholders (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, more than 20% of GGP’s capital stock or voting power outstanding after giving effect to such transaction.

An intervening event refers to a material event, development or change in circumstances occurring or arising after March 26, 2018 that relates to and is material to GGP (but does not relate to any acquisition proposal) that was not known to the special committee on such date or if known, the consequences of which were not known or reasonably foreseeable, and becomes known to the special committee prior to receipt of the stockholder approval of the merger proposal. The merger agreement explicitly provides that changes in the market price or trading volume of the GGP common stock in and of itself will not constitute an intervening event but the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining an intervening event to the extent otherwise satisfying the definition of intervening event.

A superior proposal refers to any bona fide written acquisition proposal (except that references to 20% are deemed to be references to 50% or more), that the special committee determines in good faith, after consultation with its financial advisor and outside legal counsel, would be more favorable from a financial point of view to GGP common stockholders in their capacity as such than the Transactions, taking into account at the time of determination the likelihood and timing of consummation (as compared to the Transactions) and such other matters as the special committee deems relevant, including other available information regarding such acquisition proposal (including relevant legal, financial (and financing terms) and regulatory aspects of such acquisition proposal), any changes to the terms and conditions of the merger agreement that have been committed to by BPY in writing.

Financing

Prior to the charter amendments closing, BPY has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the financing, including using reasonable best efforts to:

•	maintain in effect the financing commitment;

•	satisfy on a timely basis (or obtain a waiver of) all conditions to funding the committed financing;

•	negotiate and enter into definitive agreements with respect to the committed financing on the terms and conditions described in the financing commitment on or prior to the date of the charter amendments;

•	enforce its rights under the financing commitment; and

•	if all conditions in the financing commitment are satisfied, cause the lenders and other persons providing the committed financing (or any other financing in lieu thereof) to fund it on the date of the charter amendments closing required to consummate the Transactions.

If any portion of the committed financing is unavailable on the terms and conditions contemplated in the financing commitment prior to the date of the charter amendments, BPY will use reasonable best efforts to obtain as promptly as practicable following the occurrence of such event alternative financing in an amount sufficient to consummate the Transactions (provided, that such alternative financing would not reasonably be expected to prevent, impede or delay the consummation of the Transactions). In connection with the alternative financing, BPY will have no obligation to accept (i) fees, interest or other economic terms (taken as a whole) that are less favorable in any respect to BPY than the fees, interest or other economic terms in the financing commitment and the associated fee letter (taken as a whole) and (ii) any other terms and conditions that are less favorable in any material respect to BPY than the terms and conditions in the financing commitment and the associated fee letter. The merger agreement requires BPY to promptly notify GGP in writing if BPY has obtained knowledge of or received any written notice from any financing sources of any actual material breach, default, repudiation, cancellation or termination by any financing source of the financing commitment that would reasonably be expected to adversely affect or delay in any material respect the availability of the committed financing on the date of the charter amendments closing, and to provide any information GGP reasonably requested in writing relating to any of the foregoing circumstances. BPY will arrange for sufficient proceeds from any alternative financing, if necessary, to be available for the benefit of GGP in order for GGP to fund the exchange fund.

BPY may not, without the prior written consent of GGP, consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the financing commitment and the associated fee letter if such amendment, replacement, supplement, modification or waiver:

•	decreases the aggregate amount of the committed financing to an amount that would be less than an amount that would be required to consummate the Transactions and repay or refinance the debt contemplated to be repaid or refinanced by the financing commitment;

•	imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the committed financing that would reasonably be expected to adversely affect or delay in any material respect the availability of the committed financing on the date of the charter amendments closing (unless it shall have obtained financing commitments in lieu of the committed financing);

•	that would reasonably be expected to prevent, impede or delay the consummation of the merger in any material respect; or

•	that adversely impacts in any material respect the ability of BPY or to enforce its rights against the other parties to the financing commitment.

BPY has agreed to use reasonable best efforts to maintain the effectiveness of the financing commitment and the associated fee letter until the date of the charter amendments closing.

BPY has agreed to use reasonable best efforts (subject to GGP’s obligation to provide assistance) to obtain the consents of BPY’s counterparties to certain agreements relating to indebtedness and joint ventures, which we refer to as lender and JV consents.

The merger agreement explicitly provides that BPY’s compliance with the foregoing covenants related to the financing of the Transactions will not relieve BPY of its obligations to consummate the Transactions, whether or not the financing is available, and BPY has acknowledged that, subject to certain limitations, BPY’s ability to obtain financing (or any alternative financing) or any specific term with respect to such financing is not a condition that must be satisfied or waived prior to the completion of the Transactions.

Financing Cooperation

Prior to the consummation of the Transactions, GGP has agreed to use its reasonable best efforts, and cause its subsidiaries, and their respective officers, employees, affiliates, advisors and other representatives to use reasonable best efforts to, provide to BPY all cooperation that is reasonably requested by BPY in connection with the financing, including, using reasonable best efforts to:

•	enable the financing’s syndication efforts to benefit from GGP’s existing banking relationships;

•	facilitate direct contact between senior management and advisors of GGP and its subsidiaries and proposed lenders;

•	assist with and provide customary information for use in, the preparation of a confidential information memoranda and other marketing materials to be used in connection with the syndication of the financing;

•	host with the financing sources and senior management of GGP and its subsidiaries meetings with prospective lenders and ratings agencies;

•	provide BPY with certain information relating to GGP and its subsidiaries required to be provided in the financing commitment;

•	ensure that there are no issuances or incurrences of debt for borrowed money by GGP or its subsidiaries that could reasonably be expected to impair the primary syndications of the applicable financing;

•	assist with the preparation of materials for rating agency presentations, lender and investor presentations, bank information memoranda, business projections and similar documents in connection with the financing;

•	assist BPY in procuring a public corporate credit rating and a public corporate family rating in respect of GGP and the relevant borrower under each applicable financing and public ratings for any of the tranches of the applicable financing;

•	cooperate with BPY in connection with its efforts (i) to facilitate the granting of a security interest and perfection thereof in collateral and the provision of guarantees, and (ii) to obtain payoff letters with respect to the credit agreement or any other debt for borrowed money to be repaid on or about the date of the charter amendments closing and releases of any guarantees or liens in connection with such payoffs;

•	obtain: (i) certificate of the chief financial officer or an officer with substantially similar functions of GGP effective only as of the charter amendments closing with respect to solvency matters to the extent required by the financing; (ii) authorization letters with respect to the bank information memoranda; and (iii) consents of accountants for use of their reports in any materials relating to the financing;

•	furnish at least five (5) business days prior to the charter amendments closing all documentation and other information required by governmental authorities under applicable “know your customer” and anti-money laundering rules and regulations;

•	assist in the preparation of, and provide or execute and deliver, as applicable, one or more credit agreements, guarantees, pledge and security documents and other definitive documents relating thereto;

•	take all actions reasonably necessary or advisable to authorize the consummation of the financing; and

•	provide assistance reasonably requested to be provided in connection with the lender and JV consents.

BPY will reimburse GGP for all reasonable and documented out-of-pocket costs and expenses incurred by GGP, its subsidiaries or their respective representatives in connection with their financing cooperation. BPY will indemnify and hold harmless GGP, its subsidiaries or their respective representations from and against any and all losses suffered or incurred by them in connection their financing cooperation subject to certain exceptions.

Efforts to Consummate

Subject to the terms and conditions of the merger agreement, each of the parties to the merger agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including with respect to obtaining any necessary actions or non-actions, waivers, licenses, orders, registrations, permits, consents, approvals, orders and authorizations from third parties and/or governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Transactions.

Directors’ and Officers’ Indemnification and Insurance

All rights to indemnification existing in favor of each individual who is a present or former director or officer of GGP or any of its subsidiaries, which we refer to as the indemnified parties, covering their actions or omissions prior to the effective time of the merger, as provided in the GGP charter and GGP bylaws or any of its subsidiaries as in effect as of March 26, 2018 and as provided in the indemnification agreements between GGP and the indemnified parties, will survive the merger. BPY and BPR will cause these rights to be observed to the fullest extent permitted by Delaware law.

As of the effective time of the merger, BPY or GGP will purchase a fully paid, non-cancellable “tail” policy under GGP’s existing directors’ and officers’ insurance policy that has an effective term of six years from the effective time of the merger with respect to claims arising from facts or events that occurred on or before the effective time of the merger and contains coverage and amounts at least as favorable to the indemnified parties as the coverage provided by the applicable policy in effect immediately prior to the execution of the merger agreement.

Employee Benefits

BPY has agreed, during the one-year period following the effective time of the merger, to cause BPR and its subsidiaries to provide to each employee of BPR and any of its subsidiaries who continues to be employed by BPR or its subsidiaries, as applicable, following the effective time of the merger, which we refer to as the continuing employees, with base wages and target bonuses provided to each continuing employee immediately prior to the effective time of the merger and benefits (excluding severance, change in control or equity compensation) that are substantially comparable in the aggregate to those provided to continuing employees immediately prior to the effective time of the merger or similarly situated employees of BPY or its affiliates.

For purposes of vesting, eligibility to participate and determination of the level of benefits under the employee benefit plans of GGP and its subsidiaries providing benefits to any continuing employees after the effective time of the merger, each continuing employee will be credited with his or her years of services with GGP and its subsidiaries before the effective time of the merger to the same extent as such continuing employee was entitled before the effective time of the merger, subject to certain limitations. BPY will cause all preexisting condition exclusions, actively at-work requirements and waiting period limitations under any employee benefit plans of GGP to be waived for continuing employees and their covered dependents to the extent such conditions would have been waived under the GGP benefit plans, and BPY will cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year prior to the effective time of the merger to be taken into account under the corresponding employee benefit plans of BPR after the Transactions for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such employee benefit plan of GGP.

BPR will or will cause one of its subsidiaries, to pay to each continuing employee who is terminated by BPR or its affiliates without cause during the one year period following the effective time of the merger, severance compensation and benefits that are no less favorable than as set forth in the confidential disclosure letter delivered by GGP to BPY on the date of the merger agreement, unless such continuing employee is entitled to severance benefits under an individual severance, employment or similar agreement, that are greater than the severance benefits provided in the confidential disclosure letter, in which event, the terms of such agreement will govern.

Stockholder Litigation

GGP will promptly advise BPY of and give BPY the opportunity to participate at its expense in the defense or settlement of any stockholder litigation against GGP and/or its directors relating to the Transactions. GGP will not settle any such litigation without the prior written consent of BPY, which consent will not be unreasonably withheld, conditioned or delayed.

Pre-Closing Transactions

Following the charter amendments closing, GGP intends to consummate certain transactions, including a series of recapitalization and financing transactions and joint venture asset sales. As part of such transactions, BPY has the right, in its sole discretion and without requiring the further consent of GGP or the GGP board, for the purpose of facilitating the consummation of the Transactions, upon reasonable prior written notice to GGP (but at least five (5) business days prior to the charter amendments closing), to require GGP to use reasonable best efforts to take various actions, including the following:

•	sell or cause to be sold any amount of the capital stock, shares of beneficial interests, partnership interests or limited liability interests owned, directly or indirectly, by GGP in one or more subsidiaries (collectively, the “subsidiary interests”) to any person at a price (provided that GGP will not be required to sell any such assets for less than reasonably equivalent value) and on terms as designated by BPY;

•	sell or cause to be sold any of the assets of GGP or one or more subsidiaries to any person at a price (provided that GGP will not be required to sell any such assets for less than reasonably equivalent value) and on terms as designated by BPY;

•	contribute or transfer any of the subsidiary interests or any assets of GGP or one or more subsidiaries to any subsidiary;

•	declare and/or pay any dividends or other distributions to GGP common stockholders (including the pre-closing dividend) or cause any subsidiary to declare and/or pay any dividends or other distributions;

•	recapitalize, including through an exchange of equity interests for a new class of equity interests, one or more subsidiaries of GGP;

•	amend the charter, bylaws, partnership agreement or similar organizational documents of one or more subsidiaries of GGP;

•	form one or more new subsidiaries;

•	redeem shareholders in any GGP subsidiary that is a REIT and/or cause such REIT subsidiary to liquidate for U.S. federal income tax purposes;

•	(i) enter into the definitive documents (including guarantee and collateral documents) with respect to the financing contemplated by the commitment letter (and take any actions necessary or advisable to facilitate the granting or perfection of security interests in connection therewith) and any lender and JV consents, in each case, on the date of the charter amendments; (ii) incur, or cause of any of its subsidiaries to incur, any indebtedness (including the new property financings), and release or terminate any guarantees and securities interests in respect of existing indebtedness, for the purpose of effecting the Transactions; (iii) release the property located at 100 Columbiana Circle, Columbia, South Carolina 29212 (and/or any other property as may be determined by BPY) from the term loan agreement in accordance with the terms thereof;

•	convert, reclassify or otherwise change the entity status of any of its trusts, subsidiaries or other entities; or

•	take any other action within GGP’s control reasonably requested by BPY with respect to the foregoing, including entering into any definitive documents.

The foregoing are referred to as the pre-closing transactions.

Notwithstanding the foregoing, the consummation of all pre-closing transactions and the pre-closing dividend will be conditioned upon the occurrence of the charter amendments closing and receipt by GGP of a written notice from BPY to the effect that all conditions set forth in the merger agreement have been satisfied or waived and that BPY and Goldfinch are prepared to proceed immediately with the closing of the Transactions (and any other evidence requested by GGP that the closing of the Transactions will occur). None of the pre-closing transactions or the pre-closing dividend will require GGP or any of its subsidiaries to incur any liability (including any fees and expenses) that is not conditioned upon the consummation of the charter amendments closing or otherwise promptly reimbursed or indemnified under the merger agreement or require GGP or any of its subsidiaries to give any legal opinions (other than as may be required pursuant to the financing cooperation covenants in the merger agreement) or fairness or solvency opinions. In addition, none of the pre-closing transactions:

•	will delay or prevent the completion of the merger or the other Transactions or constitute a condition to the consummation of the merger or the other Transactions;

•	will require GGP or any of its subsidiaries to take any action in contravention of any laws or the certificate of incorporation or bylaws or similar organizational documents of GGP or such subsidiary; or

•	will require GGP or any of its subsidiaries to take any action that would adversely affect the classification of GGP as a REIT or would subject GGP to any “prohibited transactions” taxes or other material taxes under Code Sections 857(b), 860(c) or 4981.

Additionally, the inability to complete any or all of the pre-closing transactions will not affect or modify in any respect the obligations of BPY and Goldfinch under the merger agreement, including consummation of the merger and the other Transactions and payment of the merger consideration.

Without limiting the foregoing, none of the representations, warranties or covenants of GGP or any of its subsidiaries will be deemed to apply to, or deemed breached or violated by, and no condition set forth in the merger agreement will be deemed to have failed to be satisfied as a result of, any of the pre-closing transactions required by BPY.

From time to time, promptly upon request of GGP, and promptly following any termination of the merger agreement without the consummation of the merger having occurred, BPY will reimburse GGP for all costs, fees and expenses actually incurred by GGP in connection with any actions taken by GGP or its subsidiaries in accordance with the provisions of the merger agreement related to the pre-closing transactions, and BPY has agreed to indemnify and hold harmless the GGP board, GGP, its subsidiaries and their affiliates and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions. However, upon BPY’s request, GGP and its subsidiaries will use reasonable best efforts to form or incorporate any entities required to effect the pre-closing transactions prior to the satisfaction or waiver of the conditions set forth in the merger agreement.

BPY Unitholder Consent

BPY will use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done, all things necessary, proper or advisable to obtain a determination from the TSX that either (i) BPY unitholder consent may be obtained by an action by written consent (BPY has obtained such a determination in writing from the TSX), in which case, BPY will deliver and use best efforts to cause BAM to deliver, such written consent to GGP and the TSX or (ii) BPY unitholder consent is not required.

If BPY is unable to obtain such determination from the TSX within 20 business days after the date of the merger agreement, BPY will, as soon as reasonably practicable, take, or cause to be taken, all actions, and do or cause to be done, all things necessary, proper or advisable to establish a record date for and hold a meeting of the holders of BPY units for the purpose of obtaining the BPY unitholder consent, which we refer to as a BPY unitholder meeting.

BPY will cause to be voted, and will use best efforts to cause BAM to vote, at a BPY unitholder meeting, the number of BPY units held by BAM or its affiliates in favor of the issuance of the BPY units in the BPY unit exchange.

On April 23, 2018, BPY received a determination from the TSX that the BPY unitholder consent may be obtained by an action by written consent and accordingly, no special meeting of BPY unitholders will be required. On May 31, 2018, BAM, which beneficially owns an approximate 62% limited partnership interest in BPY (on a fully exchanged basis), provided the TSX with the BPY unitholder consent by an action of written consent.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements (as qualified by certain disclosure letters delivered by each of GGP and BPY to the other on March 26, 2018), including:

•	cooperation between the parties in preparation of this joint proxy statement/prospectus;

•	coordination with respect to public statements and disclosure regarding the Transactions;

•	prohibiting actions that would cause any takeover law to become applicable to the merger agreement or the Transactions;

•	confidentiality and access by each party to certain information about the other parties during the period prior to the earlier of the effective time of the merger and the termination of the merger agreement;

•	causing the Transactions and any other dispositions of equity securities of GGP in connection with the Transactions by each director or executive officer of GGP to be exempt under Rule 16b-3 under the Exchange Act;

•	notification upon any party of the merger agreement upon becoming aware that any representation or warranty made in the merger agreement has become inaccurate;

•	delisting and deregistering of GGP common stock;

•	certain tax matters, including using reasonable best efforts to obtain the applicable tax opinions required by the merger agreement;

•	notification to BPY upon GGP or any of its subsidiaries exercising buy-sell rights, rights of first refusal, right of first offer, forced sale, put/call or similar rights;

•	repayment of obligations outstanding under the credit agreement and release or termination of all related guarantees and security interests; and

•	preparation and filing of one or more shelf registration statements by BPY registering the delivery of BPY units upon exercise of the exchange rights contained in the amended charter and the rights agreement.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after receipt of the requisite stockholder approval:

•	by either BPY or GGP if:

•	prior to the effective time of the charter amendments, by mutual written agreement of BPY and GGP;

•	prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, if the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger fail to consummate on or before September 26, 2018, (provided that the right to terminate the merger agreement pursuant to this provision will not be available to any party whose breach of the merger agreement has been the principal cause of or resulted in the failure of the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger to have been consummated on or before such date);

•	prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, the requisite stockholder approval is not obtained at the special meeting; or

•	prior to the effective time of the charter amendments, any order, decision, injunction or assessment of a governmental authority permanently restraining, enjoining or otherwise prohibiting consummation of any Transaction becomes final and non-appealable;

•	by GGP if:

•	BPY or Goldfinch breaches or violates any of their material covenants, agreements or other obligations under any Transaction Agreement, or any of the representations and warranties of

BPY and Goldfinch in any Transaction Agreement becomes inaccurate, which breach or failure to perform would result in a failure of any related condition to effect the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger and cannot be cured by September 26, 2018, or if curable, is not cured within 30 business days following delivery by GGP of written notice to BPY (provided, however, that GGP’s right to terminate the merger agreement pursuant to this provision is not available if GGP is then in material breach of any Transaction Agreement);

•	prior to the effective time of the charter amendments and the partnership agreement amendment and restatement and receipt of the requisite stockholder approval, (i) GGP receives a superior proposal that did not result from any material breach of the non-solicitation provisions, (ii) the special committee determines in good faith, after consultation with its outside legal counsel, that the failure to effect (a) a GGP board recommendation change or (b) terminate the merger agreement and enter into a definitive written agreement providing for the superior proposal, in either case, would be reasonably likely to be inconsistent with the special committee’s or the GGP board’s fiduciary duties and (iii) substantially concurrently with such termination, GGP enters into a definitive written agreement providing for the superior proposal, pays the termination fee described in the section entitled “ —Fees and Expenses” beginning on page 237 of this joint proxy statement/prospectus, and otherwise complies with the non-solicitation provisions in all material respects;

•	GGP has confirmed by written notice to BPY that (i) GGP is prepared to consummate the charter amendments closing and the merger, and GGP intends to terminate the merger agreement pursuant to this provision if BPY or Goldfinch fails to consummate the charter amendments closing and the other Transactions when required pursuant to the terms of the merger agreement; and (ii) BPY or Goldfinch fails to consummate the charter amendments closing or any other Transactions (other than a pre-closing transaction) within two (2) business days of the date of the charter amendments closing or on which such other Transactions was required to occur pursuant to the terms of the merger agreement;

•	the BPY unitholder consent is not obtained at a BPY unitholder meeting held for the purpose of obtaining consent of BPY unitholders for the issuance of BPY units in the BPY unit exchange.

•	by BPY if:

•	prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, GGP breaches or violates any of its material covenants, agreements or other obligations under any Transaction Agreement, or any of the representations and warranties of GGP in the merger agreement becomes inaccurate, which breach, violation or inaccuracy would result in a failure of any related condition to effect the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger and cannot be cured by September 26, 2018, or if curable, is not cured within 30 business days following delivery by BPY of written notice to GGP stating BPY’s intention to terminate the merger agreement (provided, however, that BPY’s right to terminate the merger agreement pursuant to this provision is not available if BPY or Goldfinch is then in material breach of any Transaction Agreement); or

•	prior to receipt of the requisite stockholder approval, a triggering event occurs.

On April 23, 2018, BPY received a determination from the TSX that the BPY unitholder consent may be obtained by an action by written consent and, accordingly, no special meeting of BPY unitholders will be required. On May 31, 2018, BAM, which beneficially owns an approximate 62% limited partnership interest in BPY (on a fully exchanged basis), provided the TSX with the BPY unitholder consent by an action of written consent.

Fees and Expenses

The estimated fees and expenses incurred or expected to be incurred by BPY, Goldfinch and GGP in connection with the Transactions are as follows:

Total (in millions)
Financial advisory fees and expenses	$47
Financing fees	153
Legal, accounting and other professional fees	57
SEC filing fees	3
Proxy solicitation, printing and mailing costs	2
Miscellaneous	104

Total	$366

All fees and expenses incurred in connection with the merger agreements and the Transactions must be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated, except as otherwise provided in the merger agreement as described below, including the requirement if the merger agreement is terminated under certain circumstances for GGP to pay to BPY all third-party expenses of BPY and Goldfinch up to $20,000,000.

Payment of Termination Fee or Reimbursement of Fees and Expenses

If the merger agreement is terminated by BPY due to the requisite stockholder approval not being obtained at the special meeting, GGP will pay to BPY all reasonable out-of-pocket third-party expenses and fees incurred by BPY and Goldfinch in connection with or related to the Transaction Agreements and the Transactions in an amount not to exceed $20 million.

GGP must pay a fee of up to $400 million, which we refer to as the termination fee, to BPY or an affiliate of BPY designated by BPY if:

•	the merger agreement is terminated by GGP in order to enter into a definitive agreement providing for a superior proposal prior to the effective time of the charter amendments, in which event the fee of up to $400 million must be paid concurrently with, and as a condition to the termination of the merger agreement, as described in the section entitled “ —Termination” beginning on page 235 of this joint proxy statement/prospectus;

•	the merger agreement is terminated by BPY prior to receipt of the requisite stockholder approval because a triggering event has occurred in which event, the fee of up to $400 million must be paid within two (2) business days after demand by BPY, as described in the section entitled “—Termination” beginning on page 235 of this joint proxy statement/prospectus; or

•	each of the following specific circumstances in clauses (i) through (iii) below occur:

•	(i) the merger agreement is terminated either (a) by GGP or BPY due to a failure of the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger to be consummated on or before September 26, 2018 or due to a failure to obtain the requisite stockholder approval, or (b) by BPY due to a breach or violation by GGP of certain of its obligations in the merger agreement relating to non-solicitation of acquisition proposals or holding the special meeting; and

•	(ii) following the execution and delivery of the merger agreement and prior to taking a vote on the merger agreement at the special meeting, a competing acquisition transaction is publicly announced or has become publicly disclosed and not withdrawn; and

•	(iii) within 12 months following such termination, a competing acquisition transaction has been consummated or GGP enters into a definitive agreement with respect to any competing acquisition transaction during such 12-month period and such competing acquisition transaction is thereafter consummated, in which event, the fee of up to $400 million must be paid within two (2) business days after demand by BPY.

A competing acquisition transaction is the same as an acquisition proposal, except that references therein to 20% are deemed to be references to 50%.

In the event the merger agreement is terminated by GGP or BPY only due to a failure of the charter amendments, the bylaws amendments, the partnership agreement amendment and restatement and the merger to be consummated on or before September 26, 2018 or due to a failure to obtain the requisite stockholder approval, GGP would not have to pay a fee of up to $400 million to BPY or an affiliate of BPY designated by BPY, but, as noted above, if the merger agreement is terminated by BPY only due to the requisite stockholder approval not being obtained at the special meeting, GGP will pay to BPY all reasonable out-of-pocket third-party expenses and fees incurred by BPY and Goldfinch in connection with or related to the Transaction Agreements and the Transactions in an amount not to exceed $20 million.

BPY must pay a fee of $1.2 billion, which we refer to as the reverse termination fee, to GGP within two (2) business days after demand by GGP if:

•	the merger agreement is terminated by GGP because (i) GGP has confirmed by written notice to BPY that GGP is prepared to consummate the charter amendments closing and the merger, and GGP intends to terminate the merger agreement pursuant to this provision if BPY or Goldfinch fails to consummate the charter amendments closing and the other Transactions when required pursuant to the terms of the merger agreement; and (ii) BPY or Goldfinch fails to consummate the charter amendments closing or any other Transactions (other than a pre-closing transaction) within two (2) business days of the date of the charter amendments closing or on which such other Transactions were required to occur pursuant to the terms of the merger agreement; or

•	the merger agreement is terminated by GGP because the BPY unitholder consent is not obtained at a BPY unitholder meeting, in which event, GGP elects to receive the fee of up to $1.2 billion and chooses not to reject (and return, if applicable) such fee of up to $1.2 billion to preserve all rights to pursue any claim, action or proceeding for monetary damages against BPY in accordance with the merger agreement.

Effect of Termination

In the event of termination of the merger agreement, the merger agreement will be of no further force or effect without liability of any party to the merger agreement (or of any of its representatives or affiliates), except that:

•	obligations in the confidentiality agreement, dated as of December 6, 2017, between GGP and BPY, certain provisions of the merger agreement regarding publicity and disclosure, reimbursement and indemnification obligation of BPY, termination and miscellaneous provisions and the relevant definitions, in each case, will survive the termination of the merger agreement; and

•	no termination will relieve any party of any liability for damages resulting from any fraud or willful breach of the merger agreement prior to such termination.

Miscellaneous Provisions

Specific Performance

The parties are entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of the merger agreement and to specifically enforce its terms and provisions, in addition to any other remedy to which they are entitled under the merger agreement, at law or in equity, provided that each party acknowledges and agrees that:

•	GGP will be entitled to seek specific performance to cause BPY and Goldfinch to consummate the charter amendments, the partnership agreement amendment and restatement, the merger and the other Transactions, if:

•	either BPY or Goldfinch fails to consummate any Transaction (other than a pre-closing transaction) within five (5) business days of the date of the consummation of the charter amendments or on which such other Transaction was required to occur in accordance with the terms of the merger agreement;

•	the financing provided for by the financing commitment or the alternative financing, as applicable, has been funded or is reasonably expected to be funded at the closing of the Transactions; and

•	GGP has confirmed in writing that, if specific performance is granted and the committed financing is funded, then GGP will take all such actions in its power to cause the consummation of the charter amendments and the merger to occur.

Amendments and Waivers

The merger agreement may be amended pursuant to an instrument in writing signed by the parties to the merger agreement. However, if the merger agreement has been adopted by GGP common stockholders, no amendment may be made that requires the approval of GGP common stockholders without such approval. Certain provisions of the merger agreement may not be amended in a manner that materially and adversely impact the interests of the financing sources without the prior written consent of such financing sources.

At any time prior to the effective time of the charter amendments and the partnership agreement amendment and restatement, any party may, through an instrument in writing signed by such party, (i) extend the time for the performance of any of the obligations or other acts of any other party (ii) waive any inaccuracies in the representations and warranties made to such party in the merger agreement or any document delivered in connection with the merger agreement and (iii) waive compliance with any of the agreements or conditions for the benefit of such party in the merger agreement. However, after receipt of the requisite stockholder approval, no waiver may be made that by law requires further approval by the GGP common stockholders without the further approval of such stockholders, and no waiver may be made after the effective time of the charter amendments and the partnership agreement amendment and restatement.

OTHER TRANSACTION AGREEMENTS

The Voting Agreement

In connection with the execution of the merger agreement, on March 26, 2018, Brookfield Retail Holdings II Sub III LLC, Brookfield BPY Retail Holdings II Subco LLC, New Brookfield BPY Retail Holdings II LLC, BPY Retail V LLC, BPY Retail I LLC, Brookfield Retail Holdings VII LLC, Brookfield Retail Mall LLC, Brookfield Retail Holdings Warrants LLC, New GGP Warrants LLC and BW Purchaser, LLC, which we refer to collectively as the Brookfield voting parties, entered into a voting and support agreement with GGP, which is referred to as the voting agreement in this joint proxy statement/prospectus, pursuant to which, among other things, each voting party agreed, subject to the terms and conditions set forth therein, to vote all the shares of GGP common stock owned by such voting party (other than, for the avoidance of doubt, certain excluded shares that are owned for the benefit of third parties not affiliated with BPY): (i) unless the GGP board, upon the recommendation of the special committee, has made a GGP board recommendation change that has not been rescinded or otherwise withdrawn, in favor of the adoption of the merger agreement and the approval of the Transactions and any action or proposal that would reasonably be expected to be in furtherance of the foregoing and (ii) against any other action, proposal or agreement that is not recommended by the GGP board, upon the recommendation of the special committee, and that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of GGP under the merger agreement, (b) result in any of the conditions to the consummation of the merger, the charter amendments or the bylaws amendments not being fulfilled or (c) impede, frustrate, interfere with, delay or adversely affect the charter amendments, the bylaws amendments, the merger and the other transactions contemplated by the merger agreement. The voting agreement will automatically terminate without further action upon the earliest to occur of: (i) the effective time of the charter amendments, (ii) the termination of the merger agreement in accordance with its terms and (iii) the written agreement of the Brookfield voting parties and GGP, upon recommendation of the special committee, to terminate the voting agreement.

In addition, subject to the terms and conditions set forth in the voting agreement, each of the Brookfield voting parties has waived, to the fullest extent permitted by law, and agreed not to assert, exercise or perfect any appraisal rights (including pursuant to Section 262 of the DGCL or otherwise) in connection with the Transactions, with respect to any and all shares of GGP common stock held by it of record or beneficially owned.

As of the date of this joint proxy statement/prospectus, the Brookfield voting parties owned, in the aggregate, 323,641,838 shares of GGP common stock representing, in the aggregate, approximately 34% of the outstanding shares of GGP common stock. Votes of the Brookfield voting parties (as well as their respective affiliates) will be excluded for purposes of tabulating the affirmative vote of the holders of a majority of the outstanding target shares.

A copy of the voting agreement is attached to this joint proxy statement/prospectus as Annex E and is incorporated by reference into this joint proxy statement/prospectus. The summary of the material provisions of the voting agreement set forth above and elsewhere in this joint proxy statement/prospectus does not purport to be complete, may not contain all of the information about the voting agreement that may be important to you and is qualified in its entirety by reference to the full text of such agreement. We encourage you to read the voting agreement carefully and in its entirety, as the rights and obligations of the parties thereto are governed by the express terms and conditions of the voting agreement and not by this discussion or any other information contained in this joint proxy statement/prospectus, which is summary by nature.

The Class B Exchange Agreement

In connection with the execution of the merger agreement, on March 26, 2018, the Brookfield voting parties entered into a class B stock exchange agreement with GGP, which we refer to, as amended and restated on June 25, 2018 and as further amended from time to time in accordance with its terms, as the class B exchange agreement. Pursuant to the class B exchange agreement, among other things, the Brookfield voting parties agreed, subject to the terms and conditions set forth therein, to contribute, assign, transfer and deliver to GGP at the effective time of the

Brookfield affiliate exchange, all 323,641,838 shares of GGP common stock owned by the Brookfield voting parties as of the date of the merger agreement in exchange for 323,641,838 shares of series B preferred stock of GGP. The consummation of the Brookfield affiliate exchange will take place on the first (1st) business day following receipt of the requisite stockholder approval, following the filing of the series B designations and prior to the declaration of the pre-closing dividend. The class B exchange agreement will automatically terminate without further action upon the earliest to occur of: (i) the termination of the merger agreement in accordance with its terms and (ii) the written agreement of the Brookfield voting parties and GGP, upon recommendation of the special committee, to terminate the class B exchange agreement.

A copy of the class B exchange agreement, as amended and restated, is attached to this joint proxy statement/prospectus as Annex F and is incorporated by reference into this joint proxy statement/prospectus. The summary of the material provisions of the class B exchange agreement set forth above and elsewhere in this joint proxy statement/prospectus does not purport to be complete, may not contain all of the information about the class B exchange agreement that may be important to you and is qualified in its entirety by reference to the full text of such agreement. We encourage you to read the class B exchange agreement carefully and in its entirety, as the rights and obligations of the parties thereto are governed by the express terms and conditions of the class B exchange agreement and not by this discussion or any other information contained in this joint proxy statement/prospectus, which is summary by nature.

The Rights Agreement

Appointment of Rights Agent; Term

Pursuant to the rights agreement, Wilmington Trust, National Association, which we refer to as the rights agent, has agreed to act as the rights agent for the holders, as a class and not individually, of the class A stock. As described elsewhere in this joint proxy statement/prospectus, pursuant to and subject to the terms and conditions set forth in the amended charter, a holder of class A stock may request to exchange shares of class A stock (we refer to each such share for which the exchange is requested as a subject class A share) and receive in exchange for each such subject class A share an amount of cash from BPR equal to the value of the number of BPY units specified in the amended charter, which we refer to as the cash amount, or, upon the election of BPI in its sole and absolute discretion, such number of BPY units, which we refer to as the BPY unit amount, from BPI, in each case on the tenth business day following the delivery of a notice of exchange by such holder, which we refer to as the specified exchange date. Pursuant to the rights agreement, BAM has agreed that, in the event that, on the applicable specified exchange date with respect to any subject class A shares, (i) BPR has not satisfied its obligation under the amended charter by delivering the cash amount and (ii) BPI has not, upon its election in its sole and absolute discretion, acquired such subject class A share from the holder thereof and delivered the BPY unit amount, BAM will satisfy, or cause to be satisfied, the obligations pursuant to the amended charter to exchange such subject class A shares for the BPY unit amount or the cash amount. We refer to the rights of holders of class A stock to receive the BPY unit amount or the cash amount in such circumstances as the secondary exchange rights.

The secondary exchange rights are a part of the terms of the class A stock and may not be evidenced, transferred or assigned separate or apart from the class A stock. The obligations of the rights agent under the rights agreement will become effective as of the first issuance of class A stock by GGP.

This rights agreement will terminate on the twentieth anniversary of the merger, unless otherwise terminated pursuant to its terms as described below. The term of the rights agreement may be extended with the mutual consent of BAM and a majority of the independent members of the BPR board.

As of the date of the rights agreement, BAM represents and warrants that BAM has the financial capacity to pay and perform its obligations under the rights agreement.

Satisfaction of Secondary Exchange Rights.

In accordance with the rights agreement, BAM has agreed to satisfy, or cause to be satisfied, the obligations with respect to the secondary exchange rights contained in the amended charter. The rights agent has agreed to establish a collateral account, and BAM will contribute an amount of cash or securities in accordance with the rights agreement (as further described below) in order to enable the rights agent to exchange subject class A shares for the cash amount or the BPY unit amount in accordance with the rights agreement.

In accordance with the amended charter, BPR is required to deliver a notice, which we refer to as the company notice, to the rights agent and BAM on the specified exchange date if the conditions to the exercise of the secondary exchange rights with respect to any subject class A shares have been satisfied. The company notice must set forth the BPY unit amount and the cash amount for such subject class A shares and any necessary wire transfer or other delivery instructions. BAM may provide notice to the rights agent by the business day immediately following receipt of the company notice, providing that BAM has elected, in BAM’s sole discretion, to fund the cash amount. If the rights agent has not received such notice from BAM, the rights agent must exchange the subject class A shares for a number of BPY units held in the collateral account equal to the BPY unit amount and promptly, and in any event within two (2) business days, deliver such BPY units from the collateral account to the holder of the subject class A shares. If there are not enough BPY units in the collateral account to satisfy the BPY unit amount with respect to one or more of such subject class A shares, the rights agent will exchange such subject class A shares for an amount of cash from the collateral account equal to the cash amount and promptly, and in any event within two (2) business days, deliver the cash amount to the holder of the subject class A shares.

If BPR fails to deliver (to the knowledge of the holder of the subject class A shares) a company notice, or a company notice is not required with respect to such exercise of secondary exchange rights in accordance with the amended charter, the holder of subject class A shares may deliver, or cause to be delivered, a notice, which we refer to as the exchanging class A stockholder notice, to the rights agent and BAM. The exchanging class A stockholder notice must set forth the number of such subject class A shares and any necessary wire transfer or other delivery instructions. On the next business day following receipt of the exchanging class A stockholder notice, BAM will provide notice to the rights agent (i) setting forth the BPY unit amount and the cash amount for such subject class A shares and (ii) either (a) providing that BAM has elected, in BAM’s sole discretion, to fund the cash amount or (b) instructing the rights agent to exchange each subject class A share. BAM is not obligated to deliver such notice if it has determined in good faith that the conditions to the exercise of the secondary exchange right have not been satisfied. On or prior to the second (2nd) business day following receipt by the rights agent of such instruction by BAM, the exchanging class A stockholder notice and the subject class A shares, the rights agent will exchange such subject class A shares for the BPY unit amount from the collateral account or, if there are not enough BPY units in the collateral account, for the cash amount from the collateral account.

With respect to any exchange of subject class A shares, BAM may elect to instruct the rights agent to exchange the subject class A shares for the cash amount. If BAM makes such an election and there is not a sufficient amount of cash in the collateral account, BAM must deposit the required amount into the collateral account simultaneously with such election.

In connection with the exercise by a holder of the secondary exchange right with respect to any subject class A shares held through DTC or another depositary, such holder will deliver to the rights agent such subject class A shares pursuant to DTC’s or such other depositary’s applicable procedures. In addition, such holder will deliver to the rights agent via email on the business day prior to delivery of such subject class A shares a copy of the exchanging class A stockholder notice, if applicable.

Receipt of Subject Class A Shares; Withholding.

Holders of subject class A shares will deliver such shares free and clear of all liens, claims and encumbrances, and should any such liens, claims and encumbrances exist with respect to such subject class A shares, the holder of such subject class A shares will not be entitled to exercise its secondary exchange rights with respect to such shares. Each holder of subject class A shares will pay to BAM the amount of any tax withholding due upon the exchange of such shares and, in the event BAM elects to acquire some or all of the subject class A shares in exchange for the cash amount, will authorize BAM to retain a portion of the cash amount to satisfy tax withholding obligations. If BAM elects to acquire some or all of the subject class A shares in exchange for the BPY units amount, BAM may elect to either satisfy the amount of any tax withholding by retaining BPY units with a fair market value equal to the amount of such obligation, or satisfy such tax withholding obligation using amounts paid by BAM, which amounts will be treated as a loan by BAM to the holder of the subject class A shares, in each case, unless the holder, at the holder’s election, has made arrangements to pay the amount of any such tax withholding.

BPY Units Record Date.

Each former holder of subject class A shares who receives the BPY unit amount will be deemed to have become the owner of the BPY units as of the date upon which such subject class A shares are duly surrendered in accordance with the rights agreement.

Collateral Account.

BAM or its affiliates will establish one (1) or more non-interest bearing trust accounts to be administered by the rights agent, which we refer to collectively as the collateral account. At all times on and after the date of issuance of any class A stock by BPR, BAM will ensure that the aggregate of (i) the BPY units in or issuable pursuant to any convertible securities in the collateral account, which we refer to as the collateral account BPY unit balance, and (ii) the number of BPY units equal to the aggregate amount of cash in the collateral account divided by the value of a BPY unit, which we refer to as the collateral cash balance and, together with the collateral account BPY unit balance, the collateral account balance, will at all times be equal to or exceed the number of BPY units that is equal to the product of the total number of shares of class A stock outstanding (excluding those owned by BAM or its affiliates) multiplied by the conversion factor in accordance with the amended charter, which we refer to as the required collateral account balance.

If the collateral account balance is at any time less than the required collateral account balance, BAM will, within two (2) business days, cause to be deposited into the collateral account either (i) a number of BPY units or any security convertible into or redeemable for BPY units, which we refer to as the BPY unit convertibles, or (ii) an amount of cash or cash equivalents, in each case in an amount necessary to cause the collateral account balance to be at least equal to the required collateral account balance. To the extent that conversion or redemption of a BPY unit convertible results in the imposition of any fees, payments, premiums or penalties, such fees, payments, premiums or penalties will be borne by BAM or its affiliates, and must either be satisfied directly by BAM or such affiliates or will be deemed to reduce the collateral account balance. BAM must keep the rights agent informed of the collateral account balance and the required collateral account balance in writing on a regular basis, and must inform the rights agent in writing within two (2) business days of any change in the collateral account balance or the required collateral account balance for any reason, including as a result of an adjustment to the conversion factor pursuant to the amended charter.

BAM and its affiliates will not be entitled to withdraw any BPY unit or BPY unit convertible from the collateral account, except (i) if the collateral account balance exceeds the required collateral account balance, either as a result of a change in the conversion factor pursuant to the amended charter or a decrease in the number of shares of class A stock outstanding (excluding class A stock held by BAM or its affiliates) or (ii) upon the deposit by BAM or its affiliates of an amount in cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of the BPY units withdrawn.

If the collateral account contains any amount of cash in lieu of BPY units, such cash amount is required to be no less than the product of the required collateral account balance minus the collateral account BPY unit balance, multiplied by one hundred and twenty-five percent (125%) of the value of a BPY unit (which we refer to as the required collateral account cash balance). If at any time the collateral account cash balance is less than the required collateral account cash balance, BAM will within two (2) business days cause to be deposited cash or cash equivalents in the collateral account in an amount sufficient to cause the collateral account cash balance to be at least equal to the required collateral account cash balance.

BAM and its affiliates will not be entitled to withdraw any cash or cash equivalents from the collateral account, except (i) to the extent the collateral account cash balance is greater than one hundred and twenty percent (120%) of the required collateral account cash balance or (ii) upon the deposit in the collateral account of a corresponding number of BPY units or BPY unit convertibles.

Registration of BPY Units.

BAM has agreed to take all action within its control to ensure that at all times, with respect to all of the BPY units in the collateral account, including BPY units issuable from time to time upon conversion of or redemption for BPY unit convertibles, the transfer of such BPY units from the collateral account to a holder of subject class A shares will be registered under the Securities Act pursuant to an effective resale shelf registration statement. If such a resale shelf registration statement has not been effective for five (5) consecutive business days, BAM will cause to be deposited into the collateral account an amount of cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of all BPY units (including BPY units issuable from time to time upon conversion of or redemption for BPY unit convertibles) held in the collateral account at such time.

Termination or Amendment.

This rights agreement will terminate automatically on the earliest of (i) the termination of the merger agreement without the pre-closing dividend having been paid, (ii) the first business day after the payment of the pre-closing dividend where there shall be no class A stock outstanding, other than class A stock owned by BAM or its affiliates, and (iii) the twentieth anniversary of the merger. In addition, prior to the second anniversary of the date of the first issuance of class A stock, the rights agreement may be terminated or amended at any time upon the affirmative consent or vote, as applicable, of holders of at least two-thirds of the outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors (within the meaning of the listing standards of the securities exchange on which BPR’s securities may then be listed) of BPR. From and after the second anniversary of the date of the first issuance of class A stock, the rights agreement may be terminated or amended at any time upon either (i) the affirmative consent or vote, as applicable, of holders of a majority of the outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors (within the meaning of the listing standards of the securities exchange on which the BPR’s securities may then be listed) of BPR or (ii) the affirmative consent or vote, as applicable, of holders of at least two-thirds of the outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, voting as a class.

This section describes the material terms of the rights agreement, which was executed on April 27, 2018. The description of the rights agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the rights agreement, attached as Annex L to this joint proxy statement/prospectus and incorporated by reference herein. You are encouraged to read the rights agreement carefully and in its entirety.

The BPY Unitholder Consent Letter Agreement

In connection with the execution of the merger agreement, on March 26, 2018, BAM entered into a letter agreement with GGP, which we refer to as the BPY unitholder consent letter agreement, whereby BAM agreed that, subject to the terms and conditions contained therein, in the event BPY obtained a determination from the

TSX that the BPY unitholder consent is required and may be obtained by an action by written consent, then BAM will deliver such written consent to GGP promptly, and in any event within five (5) business days, following such determination. On April 23, 2018, BPY received a determination from the TSX that the BPY unitholder consent may be obtained by an action by written consent and accordingly, no special meeting of BPY unitholders will be required. On May 31, 2018, BAM, which beneficially owns an approximate 62% limited partnership interest in BPY (on a fully exchanged basis), provided the TSX with the BPY unitholder consent by an action of written consent.

The BPY unitholder consent letter agreement also provides that BAM will execute and enter into, as soon as practicable after the date thereof and in any event at or prior to the charter amendments closing, the rights agreement, with the rights agent, and shall not agree to terminate, modify or amend such rights agreement from and after the date of the BPY unitholder consent letter agreement until the earlier of the charter amendments closing or the termination of the merger agreement in accordance with its terms. The rights agreement was entered into on April 27, 2018. The rights agreement will terminate on the twentieth anniversary of the merger, except as described in the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page 241 of this joint proxy statement/prospectus.

A copy of the BPY unitholder consent letter agreement is attached to this joint proxy statement/prospectus as Annex G and is incorporated by reference into this joint proxy statement/prospectus. The summary of the material provisions of the BPY unitholder consent letter agreement set forth above and elsewhere in this joint proxy statement/prospectus does not purport to be complete, may not contain all of the information about the BPY unitholder consent letter agreement that may be important to you and is qualified in its entirety by reference to the full text of such agreement. We encourage you to read the BPY unitholder consent letter agreement carefully and in its entirety, as the rights and obligations of the parties thereto are governed by the express terms and conditions of the BPY unitholder consent letter agreement and not by this discussion or any other information contained in this joint proxy statement/prospectus, which is summary by nature.

The Management Fee Letter Agreement

In connection with the execution of the merger agreement, on March 26, 2018, BAM and BPY entered into a letter agreement with GGP, which we refer to as the management fee letter agreement, pursuant to which each of BAM, on behalf of certain of its affiliates, and GGP agreed to negotiate in good faith and enter into, effective as of and conditioned upon the occurrence of the charter amendments closing, a master services agreement on substantially similar terms to those contained in the existing master services agreement among BAM and BPY and certain of their affiliates. BAM has further waived certain management fees relating thereto that may be payable by BPR to BAM for a period of 12 months from and after the date of the charter amendments closing. The management fee letter agreement also provides for the waiver by BAM, effective as of and conditioned upon the occurrence of the charter amendments closing, of certain incremental management fees payable under the existing master services agreement among BAM and certain of its affiliates and associated only with the number of BPY units issued in the BPY unit exchange (or issued by BPY following an exercise of the redemption right of the class A stock issued pursuant to the merger agreement), for a period of 12 months from and after the date of the charter amendments closing.

A copy of the management fee letter agreement is attached to this joint proxy statement/prospectus as Annex H and is incorporated by reference into this joint proxy statement/prospectus. The summary of the material provisions of the management fee letter agreement set forth above and elsewhere in this joint proxy statement/prospectus does not purport to be complete, may not contain all of the information about the management fee letter agreement that may be important to you and is qualified in its entirety by reference to the full text of such agreement. We encourage you to read the management fee letter agreement carefully and in its entirety, as the rights and obligations of the parties thereto are governed by the express terms and conditions of the management fee letter agreement and not by this discussion or any other information contained in this joint proxy statement/prospectus, which is summary by nature.

CERTAIN INFORMATION CONCERNING GGP

GGP Background

GGP, a Delaware corporation, is a self-administered and self-managed REIT. GGP’s primary business is owning and operating best-in-class retail properties that provide an outstanding environment and experience for GGP’s communities, retailers, employees, consumers and stockholders. GGP is a S&P 500 real estate company with a property portfolio comprised primarily of Class A retail properties (defined primarily by sales per square foot during 2017). GGP defines best-in-class retail and modern luxury through curated merchandising and elegant culinary experiences set against the backdrop of refined ambiance across a distinguished collection of destinations. GGP’s retail properties are the core centers of retail, dining and entertainment within their trade areas and, therefore, represent hubs of daily life. As of March 31, 2018, GGP owned, either entirely or with joint venture partners, 125 retail properties located throughout the United States comprising approximately 123 million square feet of gross leasable area. The business address and telephone number for GGP is 350 N. Orleans St., Suite 300, Chicago, Illinois 60654-1607, telephone number (312) 960-5000.

Directors and Executive Officers

The GGP board consists of nine members. The below listed persons are the executive officers and directors of GGP as of the date of this joint proxy statement/prospectus. Each executive officer will serve until a successor is elected by the GGP board or until the earlier of his or her death, resignation or removal. None of these persons has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors), and none of these persons has been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Brian Kingston, J. Bruce Flatt and Janice R. Fukakusa are citizens of Canada and each of Richard Clark, Mary Lou Fiala, John K. Haley, Daniel B. Hurwitz, Christina M. Lofgren, Sandeep Mathrani, David J. Neithercut, Mark R. Patterson, Shobi Khan, Michael B. Berman, Heath R. Fear, Jared Chupaila, Rosemary Feit, Richard S. Pesin and Tara L. Marszewski are citizens of the United States. All the directors and executive officers of GGP can be reached c/o:

GGP Inc.

350 N. Orleans Street, Suite 300

Chicago, Illinois 60654-1607

Tel: (312) 960-5000

Richard B. Clark has served as a director on the GGP board since November 2010. Mr. Clark serves as a Senior Managing Partner of BAM and Chairman of the BPY board and BPG, the real estate investment arm of BAM. Mr. Clark has been employed by BAM and its predecessors since 1984 in various senior roles, including Chief Executive Officer of BPG, BPY and BPO. Mr. Clark serves as a director on several of BAM’s real estate affiliate boards, including Chairman of BPY and a member of the board of Canary Wharf, an iconic London real estate business. Mr. Clark holds a business degree from the Indiana University of Pennsylvania.

Mary Lou Fiala has served as a director on the GGP board since November 2010. Ms. Fiala has served as the Co-Chairperson of LOFT Unlimited, a personal financial and business consulting firm since 2009. Ms. Fiala previously served as President and Chief Operating Officer of Regency Centers Corporation, which we refer to as Regency, a REIT specializing in the ownership and operation of grocery anchored shopping centers, from 1999 to 2008. From January 2009 until December 2009 she served as Vice Chairman and Chief Operating Officer. In her role as Vice Chairman and Chief Operating Officer, Ms. Fiala was responsible for the operational management of Regency’s retail centers nationwide. She serves as a director of Regency and served as Non-Executive Chairman of Build-a-Bear Workshop, Inc., a global interactive make-your-own animal retail entertainment experience provider. Ms. Fiala also served as the 2008-2009 Chairman of the International Council of Shopping Centers, which we refer to as ICSC, and was an independent director of CNL Growth Properties,

Inc., a non-traded REIT, until August 2014. Ms. Fiala earned a bachelor’s degree in science from Miami University.

J. Bruce Flatt has served as a director on the GGP board since November 2010. Mr. Flatt is the Chief Executive Officer of BAM, a global alternative asset manager with 115 years of experience owning and operating real assets. Mr. Flatt joined BAM in 1990 and became CEO in 2002. He is a director of BAM and is Chairman of BAM’s investment committee. Mr. Flatt holds a business degree from the University of Manitoba.

Janice R. Fukakusa has served as a director on the GGP board since May 2017. Ms. Fukakusa served as Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada, which we refer to as RY, a Canadian multinational financial services company and the largest bank in Canada, from January 2009 until January 2017. Since joining RY in 1985, she has served in various positions including Executive Vice-President, Finance, Vice-President, Portfolio Management, Senior Vice-President, Multinational Banking, Chief Internal Auditor, and Executive Vice-President, Specialized Services, RBC Banking. In these roles, Ms. Fukakusa gained key business experience in retail and business banking, corporate banking, account management, corporate finance, treasury, strategic development and corporate functions. Prior to joining RY, she was employed by PricewaterhouseCoopers LLP. Fukakusa serves on the board of Cineplex, Inc. and as Chairperson of the Board of the Canada Infrastructure Bank. Ms. Fukakusa also serves on a number of professional and not-for-profit organizations including Ryerson University, The Princess Margaret Cancer Foundation, Wellspring Cancer Support and Schulich School of Business. Ms. Fukakusa holds a Bachelor of Arts from University of Toronto, a Master of Business Administration from Schulich School of Business, and an Honorary Doctorate of Laws from York University. Ms. Fukakusa has been named a Fellow of the Institute of Chartered Professional Accountants of Ontario.

John K. Haley has served as a director on the GGP board since September 2009. Mr. Haley was a partner at Ernst & Young LLP in Transaction Advisory Services from 1998 until 2009 and led the Transaction Advisory Services practice in Boston, Massachusetts. Prior to that, he was an audit partner at Ernst & Young LLP from 1988 until 1997, where he served as audit partner on a variety of public and private companies. Mr. Haley served as a member of the board of directors and chair of the audit committee of Amplify Snack Brands, Inc. until January 2018. Mr. Haley also served as a member of the board of directors of Truck Hero, Inc until June 2017. Mr. Haley holds a degree in accounting from Northeastern University and has completed executive programs at Harvard Business School, Northwestern University and Babson College.

Daniel B. Hurwitz has served as a director on the GGP board since August 2013. Mr. Hurwitz serves as the Founder and Chief Executive Officer of Raider Hill Advisors, LLC, a private real estate investment and retail advisory firm, since February 2015. Prior to founding Raider Hill Advisors, LLC, Mr. Hurwitz spent five (5) years as Chief Executive Officer of DDR Corp., which we refer to as DDR, an owner and manager of value-oriented shopping centers, and served as a director of DDR from 2009 to 2014. Mr. Hurwitz previously served as Interim President and Chief Executive Officer of Brixmor Property Group, Inc., a portfolio owner of open-air shopping centers, from February 2016 to May 2016, and he has served as a director since 2016. Mr. Hurwitz also previously served as a director of CubeSmart, a self-administered and self-managed storage facilities real estate company, Sonae Sierra Brasix, SA, a developer, owner and operator of shopping centers in Brazil, and Boscov’s Department Store, Inc., a department store retailer. Mr. Hurwitz is a graduate of Colgate University and the Wharton School of Business Management Program at the University of Pennsylvania.

Brian W. Kingston has served as a director on the GGP board since August 2013. Mr. Kingston is Chief Executive Officer of BPY, Goldfinch and BPG. He is also a Senior Managing Partner of BAM. Since joining Brookfield in 2001, Mr. Kingston has been engaged in a wide range of merger and acquisition activities. From 2008 to 2013 he led Brookfield’s Australian business activities, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex. Mr. Kingston also serves as a director of BAM’s real estate company-affiliated boards, including Canary Wharf, an iconic London real estate business. Mr. Kingston holds a Bachelor of Commerce degree from Queens University.

Christina M. Lofgren has served as a director on the GGP board since May 2017. Ms. Lofgren served as Executive Vice President, Real Estate/Property Development of The TJX Companies, Inc., an American apparel and home goods company, which we refer to as TJX, from February 2013 to February 2016. From April 2002 to January 2013, she served as Senior Vice President, Real Estate/Property Development of TJX. Since joining TJX in 1989, Ms. Lofgren held various management positions at TJX, overseeing acquisitions, construction and development projects, asset management, and real estate research and analysis. Ms. Lofgren is a graduate of Boston Business School.

Sandeep Mathrani has served as a director on the GGP board since January 2011. He also serves as the Chief Executive Officer of GGP. Prior to joining GGP, Mr. Mathrani was the President of Retail for Vornado Realty Trust. Mr. Mathrani is a Trustee of ICSC, an Executive Board member and First Vice Chair of the National Association of Real Estate Investment Trusts, which we refer to as NAREIT, and a member of The Real Estate Roundtable. Mr. Mathrani holds a Master of Engineering, Master of Management Science, and Bachelor of Engineering from Stevens Institute of Technology.

David J. Neithercut has served as a director on the GGP board since from November 2010 through May 2017. Mr. Neithercut has served as President and Chief Executive Officer and a member of the board of trustees of Equity Residential, a REIT focused on the acquisition, development and management of apartment properties in various U.S. markets. He served as President of Equity Residential since May 2005. Mr. Neithercut is a member of the Executive Board of NAREIT of which he served as Chairman in 2015. He also serves on the Policy Advisory Board of the Joint Center for Housing Studies at Harvard University and the MBA Real Estate Program Advisory Board at Columbia University. Mr. Neithercut holds a bachelor’s degree from St. Lawrence University and an M.B.A. from the Columbia University Graduate School of Business.

Mark R. Patterson has served as a director on the GGP board since from July 2011 through May 2017. Mr. Patterson is a real estate consultant, financial advisor, and President of MP Realty Advisors LLC. From September 2010 until March 2016, Mr. Patterson was Chairman of Boomerang Systems, a manufacturer of automated parking systems, and served as the Chief Executive Officer from September 2010 until January 2015. In August 2015, Boomerang Systems filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Since 2014, Mr. Patterson has served as a director of UDR, Inc., a multifamily REIT. Since July 2016, he has served as a director of Digital Realty Trust, Inc., an owner, developer and manager of technology-related real estate. Mr. Patterson holds a B.A. from the College of William and Mary and an M.B.A. from the Darden School of Business at the University of Virginia.

Shobi Khan joined GGP in June 2011 and currently serves as President and Chief Operating Officer. As President and Chief Operating Officer of GGP, Mr. Khan’s oversight of day-to-day operations includes investments, joint-venture partnerships, asset management, marketing, business intelligence and strategy. Mr. Khan is an industry expert and brings more than 30 years of experience in the real estate industry. He served as the U.S. Chief Investment Officer at Bentall Kennedy, where he held direct responsibility for all U.S. investment activity and served on the company’s management group and investment committees. Mr. Khan spent 11 years at Equity Office Properties Trust, which we refer to as EOP, where he was the Senior Vice President of Investments. During his tenure at EOP, he led the underwriting of $16 billion in office REIT mergers and was involved with the company’s $39 billion sale to Blackstone in 2007. Mr. Khan served as a board member of Aliansce Shopping Centers from 2011-2013. Mr. Khan holds an MBA from the University of Southern California and a bachelor’s degree from the University of California at Berkeley. He is an active member of the ICSC and a board director for the Chicago Public Library Foundation.

Heath R. Fear rejoined GGP as Executive Vice President, Finance in November, 2017. On December 28, 2017, he was appointed Chief Financial Officer. Mr. Fear is responsible for the oversight of all of GGP’s financial activities, including capital markets, accounting, investor relations, internal reporting, treasury and information technology. Prior to rejoining GGP, Mr. Fear served as Executive Vice President, Chief Financial Officer and Treasurer for Retail Properties of America, which we refer to as a RPAI, a publicly traded retail

REIT. Prior to his tenure at RPAI, Mr. Fear served in a variety of legal and financial roles at GGP over a 12-year period, with the last being Senior Vice President, Capital Markets. Mr. Fear was a key participant in establishing and executing on GGP’s capital raising allocation strategies and played a key role in restructuring and recapitalizing GGP’s balance sheet. Mr. Fear holds a Juris Doctor from the University Of Illinois College Of Law and a Bachelor of Arts degree in Political Science and English from John Carroll University.

Jared Chupaila serves as the Executive Vice President of Leasing, overseeing all leasing activity and new business opportunities for GGP. He plays an integral role in the development of merchandising plans for all permanent and temporary tenants on a national scale, as well as cultivating sponsorship opportunities. A GGP veteran, Mr. Chupaila has spent nearly two (2) decades at GGP. While his focus since 2007 has been on GGP’s leasing strategy, working within every sector of the department, his GGP career began at the iconic Las Vegas regional shopping center Fashion Show, where he was the general manager for four (4) years. Mr. Chupaila earned his bachelor’s degree in Social Anthropology from Harvard University.

Rosemary Feit serves as Executive Vice President and General Counsel. Ms. Feit is responsible for all of GGP’s legal matters and oversight of the day-to-day operations of the legal department. She joined GGP in October 2004 as an attorney in the General Practice & Litigation group, taking over leadership of that team in August 2011, and succeeding to her current role in July 2017. Prior to joining GGP, Ms. Feit was a litigator in private practice for eight (8) years in New York City and Chicago, where she focused on corporate litigation, business disputes and employment matters on behalf of public and private companies in healthcare, banking and financial services. Ms. Feit received her BA in English Literature from the University of Illinois at Urbana-Champaign and her JD from New York University School of Law.

Richard S. Pesin joined GGP in January 2011 and currently serves as Executive Vice President of Anchors, Development and Construction. Since joining GGP, Mr. Pesin has initiated and is executing a retail development pipeline in excess of $2.5 billion. Prior to GGP, Mr. Pesin was Executive Vice President and Director of Retail Development for Forest City Ratner Companies, which we refer to as Forest City, where he oversaw all aspects of retail development and leasing. Mr. Pesin led the company’s program to bring innovative shopping centers to underserved urban markets. During his 15 year tenure with Forest City, Mr. Pesin was directly responsible for more than 4.5 million square feet with a cost of more than $1.5 billion of new development. Mr. Pesin is a graduate of Duke University with a Bachelor of Arts in Economics and Political Science and shortly thereafter in 1985 he began his career in the shopping center industry.

Tara L. Marszewski joined GGP in January 2012 and has served as Senior Vice President and Chief Accounting Officer since October 2014. From January 2012 until October 2014, Ms. Marszewski served as Vice President—Public Reporting & Accounting Policy. From May 2002 until January 2012, she served as Senior Manager—Audit, Real Estate of KPMG LLP. Ms. Marszewski received a B.S. in Accounting from the University of Illinois at Urbana.

Prior Public Offerings

GGP has not made any public offerings of GGP common stock or other GGP securities in the past two (2) years.

CERTAIN INFORMATION CONCERNING THE PARENT PARTIES AND THE BROOKFIELD

FILING PERSONS

The Parent Parties and the BPY General Partner

BPY

BPY, a Bermuda exempted limited partnership, is one of the world’s largest commercial real estate companies, with approximately $68 billion in total assets. BPY is a leading owner, operator and investor in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. BAM has a 69% interest in BPY (62% on a fully exchanged basis). BPY’s principal business address is 73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda and its telephone number is (441) 294-3309.

BPY General Partner

The BPY general partner, a Bermuda exempted company, is an indirect wholly-owned subsidiary of BAM, and has sole authority for the management and control of BPY. The BPY general partner is controlled by the BPY general partner board, which is composed of nine directors. The business address and telephone number for the BPY general partner is 73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda, telephone number is (441) 294-3309.

During the past five years, the BPY general partner and the BPY general partner’s directors have been not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, the BPY general partner and the BPY general partner’s directors have been not been party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

The below listed persons are the directors of the BPY general partner as of the date of this joint proxy statement/prospectus, along with his or her present principal occupation or employment, the name, principal business and address of the corporation or other organization at which such occupation or employment is conducted and the five-year employment history of such director. The citizenship of each individual is also listed. The below listed persons may be reached at the BPY general partner’s main telephone number at (441) 294-3309.

Jeffrey M. Blidner is a director on the BPY general partner board. Mr. Blidner is a Vice Chairman of BAM and is responsible for its private client business, including strategic planning and fundraising. Mr. Blidner is also Chief Executive Officer of BAM’s Private Funds Group, Chairman and a director of Brookfield Renewable Partners L.P. and a director of BAM, Brookfield Infrastructure Partners L.P. and Canary Wharf. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm. Mr. Blidner’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. Mr. Blidner is a citizen of Canada.

Dr. Soon Young Chang is a director on the BPY general partner board. Dr. Chang is a member of the board of directors of Dubai World. Dr. Chang serves as Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Dr. Chang is the founder and chairman of Midas International Asset Management Company, an international asset management fund which manages over $5 billion. He is also a founding partner of Sentinel Advisor, a New York-based arbitrage fund. Dr. Chang has served as an advisor to a variety of financial institutions, including Korea National Pension Corporation, Hyundai International Merchant Bank and Templeton-Ssangyong Investment Trust Company. Dr. Chang received his Master’s and Doctoral degrees from the George Washington University in the United States and has authored many books and articles on the subject of financial engineering.

Dr. Chang’s principal business address is c/o Brookfield Property Partners Limited, 73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda. Dr. Chang is a citizen of Korea.

Richard Clark is a director on the BPY general partner board. Mr. Clark’s principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Mr. Clark is a citizen of the United States. Mr. Clark’s occupational history is described in the section entitled “Certain Information Concerning GGP—Directors and Executive Officers.”

Omar Carneiro da Cunha is a director on the BPY general partner board. Mr. Cunha is a Senior Partner with Dealmaker Ltd., a consultancy and M&A advisory firm, with a focus in telecommunications, information technology, oil & gas and retail, and has also been a Senior Partner of BOND Consultoria Empresarial e Participacoes since 1994. He was the Chairman of “Bob’s”, a Brazilian fast food company, from 1995 to 2008, a director of the Energisa Group since 1996, and a director of Grupo Libra since 2010. In 2005, Mr. Cunha was the Deputy Chairman and Chief Executive Officer of VARIG Brazilian Airline. From 1995 to 1998, Mr. Cunha was the President of AT&T Brasil and a member of the Management Committee of AT&T International. Prior to that, Mr. Cunha worked for 27 years in Brazil and abroad for the Royal Dutch/Shell Group, and was President of Shell Brasil, Billiton Metals and Shell Quimica from 1991 to 1994. Mr. Cunha is currently a member of the board of Cultura Inglesa S/A and of the American Chamber of Commerce for Brazil. Mr. Cunha’s principal business address is c/o Brookfield Property Partners Limited, 73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda. Mr. Cunha is a citizen of Brazil.

Stephen DeNardo is a director on the BPY general partner board. Mr. DeNardo is currently managing director and president and CEO of RiverOak Investment Corp., LLC and has held this position since 1999. Mr. DeNardo has held a license as a Certified Public Accountant since 1978 and has a B.S. in Accounting from Fairleigh Dickinson University. Mr. DeNardo’s principal business address is c/o Brookfield Property Partners Limited, 73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda. Mr. DeNardo is a citizen of the United States.

Louis Joseph Maroun is a director on the BPY general partner board. Mr. Maroun is the Founder and Chairman of Sigma Real Estate Advisors and Sigma Capital Corporation, which specializes in international real estate advisory services. Prior to this role, Mr. Maroun was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun also is on the board of directors of Brookfield Renewable Energy Partners L.P., and Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick in 1972 with a Bachelor’s degree, followed by a series of post graduate studies and in January of 2007, after a long and successful career in investment real estate, Mr. Maroun was elected to the position of Fellow of the Royal Institute of Chartered Surveyors. Mr. Maroun’s principal business address is c/o Brookfield Property Partners Limited, 73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda. Mr. Maroun is a citizen of Canada.

Lars Rodert is a director on the BPY general partner board. Mr. Rodert is the founder and CEO of ÖstVäst Capital Management, which we refer to as OVCM. Prior to OVCM, Mr. Rodert spent 11 years as a Global Investment Manager for IKEA Treasury. Mr. Rodert is a director of PCCW Limited, an information and communications technology company. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University. Mr. Rodert’s principal business address is c/o Brookfield Property Partners Limited, 73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda. Mr. Rodert is a citizen of Canada and Sweden.

Lisa M. Shalett is a director on the BPY general partner board. Ms. Shalett is a former Partner at Goldman Sachs, where she worked for 20 years. Over her career, she held a number of different senior leadership roles in both revenue-producing and control functions, including Head of International Equities, COO of Global Compliance, Legal and Internal Audit, and, most recently, Global Head of Brand Marketing and Digital Strategy in the Executive Office, overseeing Goldman Sachs’ corporate brand. She serves on the board of PerformLine, the Advisory Board of the Coach/K Fuqua Center on Leadership and Ethics at Duke University, the Steering

Committee of Kellogg’s Center for Executive Women, and as an International Selection Panelist for Endeavor. Ms. Shalett received a Master of Business Administration from Harvard Business School, and a Bachelor of Arts, summa cum laude, in East Asian Studies from Harvard University. Ms. Shalett’s principal business address is c/o Brookfield Property Partners Limited, 73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda. Ms. Shalett is a citizen of the United States.

Brian W. Kingston is the Chief Executive Officer of BPY and Goldfinch. He also serves as a director on the GGP board. He is also a Senior Managing Partner of BAM. Mr. Kingston’s principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Mr. Kingston is a citizen of Canada. Mr. Kingston’s occupational history is described in the section entitled “Certain Information Concerning GGP—Directors and Executive Officers.”

Bryan K. Davis is a Managing Partner and Chief Financial Officer of BPY. Previously, Mr. Davis was the Chief Financial Officer of Brookfield Office Properties. Prior to joining Brookfield Asset Management in 1999, Mr. Davis was involved in providing restructuring and advisory services at Deloitte & Touche LLP. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University. Mr. Davis’ principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Mr. Davis is a citizen of Canada.

Goldfinch

Goldfinch, a Delaware corporation, is an indirect wholly owned subsidiary of BPY, that was formed solely for the purpose of engaging in the Transactions. Goldfinch has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Transactions. The business address and telephone number for Goldfinch is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281, telephone number (212) 417-7000.

During the past five years, none of the Parent parties or the BPY general partner and none of Goldfinch’s directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, none of the Parent parties or the BPY general partner and none of Goldfinch’s directors or executive officers have been party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Set forth below are the sole director and executive officers of Goldfinch and their present principal occupation or employment, the name, principal business and address of the corporation or other organization which such occupation or employment is conducted and the five-year employment history of such director or executive officer. The below listed persons may be reached at Goldfinch’s main telephone number at (212) 417-7000.

Brian W. Kingston is the Chief Executive Officer of Goldfinch. He is also a Senior Managing Partner of BAM, Chief Executive Officer of BPY and a director on the GGP board. Mr. Kingston’s principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Mr. Kingston is a citizen of Canada. Mr. Kingston’s occupational history is described in the section entitled “Certain Information Concerning GGP—Directors and Executive Officers.”

Murray Goldfarb is the sole director and Managing Partner of Goldfinch. Mr. Goldfarb also serves as a Managing Partner of BPG, where he is responsible for the legal and negotiation aspects of the group’s global mergers and acquisitions activities Prior to joining Brookfield in 2012, Mr. Goldfarb was a partner at the law firm of Fried, Frank, Harris, Shriver & Jacobson LLP, where he concentrated his practice on the representation of private equity funds and public and private companies in mergers and acquisitions, leveraged buyouts and joint ventures. Mr. Goldfarb’s principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Mr. Goldfarb is a citizen of the United States.

Michelle L. Campbell has been Senior Vice President and Secretary of BPO since 2016 and was previously Vice President, Counsel of BPO beginning in 2007. Ms. Campbell also serves as the Senior Vice President and Secretary of Goldfinch. Ms. Campbell’s principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Ms. Campbell is a citizen of Canada.

Dan Teper is the Managing Partner of Goldfinch. Mr. Teper is also a Managing Director for BPG, where is responsible for managing and executing investment activities in the United States. Prior to joining BPG in 2016, Mr. Teper held a number of mergers and acquisitions, and strategic advisory positions with global and North American investment banking firms. From April 2014 through August 2016, Mr. Teper was a Managing Director at Wells Fargo/Eastdil Secured where he was a dedicated Real Estate M&A practitioner. Mr. Teper’s principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Mr. Teper is a citizen of the United States.

Danielle Brody is the Vice President of Goldfinch. Ms. Brody currently serves as Vice President of BPG. Prior to joining Brookfield in 2014, Ms. Brody practiced corporate law at Allen & Overy LLP. Ms. Brody’s principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Ms. Brody is a citizen of the United States.

The Brookfield Filing Persons

BAM

Brookfield Asset Management Inc., an Ontario corporation, is a leading global alternative asset manager with approximately $285 billion in assets under management. BAM has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. BAM is managed by a board of directors. Additionally, each of the Parent parties, BPY Sub 3 and the other Brookfield filing persons is an affiliate of BAM and GGP. The business address and telephone number for BAM is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, M5J 2T3, Toronto, ON, telephone number +1 (416) 363-9491. The below listed persons related to BAM may be reached at BAM’s main telephone number at +1 (416) 363-9491.

The Voting Parties and BPY Sub 3

Brookfield Retail Holdings VII LLC is a Delaware limited liability company. Brookfield Asset Management Private Institutional Capital Adviser US, LLC, which we refer to as BAMPIC, a Delaware limited liability company, is the managing member of Brookfield Retail Holdings VII LLC.

Brookfield Retail Holdings Warrants LLC is a Delaware limited liability company. BAMPIC is the managing member of Brookfield Retail Holdings Warrants LLC.

Brookfield Retail Holdings II Sub III LLC is a Delaware limited liability company. BAMPIC is the managing member of Brookfield Retail Holdings II Sub III LLC.

Brookfield BPY Retail Holdings II Subco LLC is a Delaware limited liability company. It is managed by a board of managers and its parent is Brookfield BFP Holdings LLC. Its managers are G. Mark Brown, Michelle L. Campbell and Ricky Tang.

Brookfield Retail Mall LLC is a Delaware limited liability company. It is managed by a board of managers and its parent is Brookfield Properties Subco LLC. Its managers are G. Mark Brown, Michelle L. Campbell and Ricky Tang.

BPY Retail I LLC is a Delaware limited liability company. It is managed by a board of managers and its parent is Brookfield BPY Retail Holdings I LLC. Its managers are G. Mark Brown, Michelle L. Campbell and Ricky Tang.

BPY Retail V LLC is a Delaware limited liability company. It is managed by a board of managers and its parent is Brookfield BPY Retail Holdings III LLC. Its managers are G. Mark Brown, Michelle L. Campbell and Ricky Tang.

New Brookfield BPY Retail Holdings II LLC is a Delaware limited liability company. It is managed by a board of managers and its parent is Brookfield BFP Holdings LLC. Its managers are G. Mark Brown, Michelle L. Campbell and Ricky Tang.

BW Purchaser, LLC is a Delaware limited liability company. It is managed by a board of managers and its parent is Brookfield Properties Subco LLC. Its managers are G. Mark Brown, Michelle L. Campbell and Ricky Tang.

New GGP Warrants LLC is a Delaware limited liability company. It is managed by a board of managers and its parent is Brookfield Properties Subco LLC. Its managers are G. Mark Brown, Michelle L. Campbell and Ricky Tang.

BPY Sub 3 LLC is a Delaware limited liability company. It is managed by a board of managers and its parent is Brookfield Retail Holdings VII LLC. Its managers are G. Mark Brown, Michelle L. Campbell and Ricky Tang.

Each of the above entities were formed as holding companies for the purpose of making investments in real estate.

The business address and telephone number for each of the Brookfield filing parties and BPY Sub 3 is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281, telephone number (212) 417-7000. The below listed persons related to the Brookfield filing parties and BPY Sub 3 may be reached at the Brookfield filing parties’ and BPY Sub 3’s main telephone number at (212) 417-7000.

Set forth below for each member of the board of directors of BAM and each executive officer of BAM and each member of the board of managers of Brookfield BPY Retail Holdings II Subco LLC, Brookfield Retail Mall LLC, BPY Retail I LLC, BPY Retail V LLC, New Brookfield BPY Retail Holdings II LLC, BW Purchaser, LLC, New GGP Warrants LLC and Brookfield Retail Holdings VII Sub 3 LLC is his or her respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of such person.

M. Elyse Allan, C.M. has served as an independent director of BAM since November 2015. During the past five years, Ms. Allan has been the President and Chief Executive Officer of General Electric Canada Company Inc. and Vice-President of General Electric Co., a global digital industrial company. She serves on the Board of Directors for the C.D. Howe Institute and the Conference Board of Canada, and is a member of the Advisory Board of Canada’s Ecofiscal Commission and the Board of Overseers at the Tuck School of Business at Dartmouth. Ms. Allan’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, M5J 2T3, Toronto, ON. Ms. Allan is a citizen of the United States.

Jeffrey Blidner is an affiliated director of BAM. Mr. Blidner is also Vice Chairman of BAM. He is also the Chief Executive Officer of BAM’s Private Funds Group, a director of the BPY general partner, and Chairman of Brookfield Business Partners and Brookfield Renewable Energy Partners. Mr. Blidner’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. Mr. Blidner is a citizen of Canada. Mr. Blidner’s occupational history is described in the section above entitled “— BPY General Partner” beginning on page 250 of this joint proxy statement/prospectus.

Angela Braly has served as an independent director of BAM since May 2015. Ms. Braly is the former Chair, President and Chief Executive Officer of WellPoint Inc. (now known as Anthem Inc.), a health benefits company. Ms. Braly’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, M5J 2T3, Toronto, ON. Ms. Braly is a citizen of the United States.

Murilo Ferreira has served as an independent director of BAM since June 2017. A resident of Rio de Janeiro, Brazil, Mr. Ferreira is a Brazilian business executive who is the former CEO of Vale SA, a Brazilian multinational corporation engaged in metals and mining and the largest producer of iron ore and nickel in the world. Mr. Ferreira held this position from 2011 until 2017. Mr. Ferreira’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. Mr. Ferreira is a citizen of Brazil.

Jack Cockwell is an affiliated director of BAM who has served as a director since September 1979. During the past five years, Mr. Cockwell has been a corporate director and is currently Chair of the Brookfield Partners Foundation, a Heritage Governor of the Royal Ontario Museum, Chair of the Ryerson University Real Estate Advisory Committee and a member of its Board of Governors. Mr. Cockwell’s principal business address is c/o Brookfield Asset Management Inc., 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1. Mr. Cockwell is a citizen of Canada.

Marcel R. Coutu has served as an independent director of BAM since April 2006. Mr. Coutu is the former President and Chief Executive Officer of Canadian Oil Sands Limited, the largest investor in the Syncrude Joint Venture. Mr. Coutu is a director of the Calgary Exhibition & Stampede Board. Mr. Coutu’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, M5J 2T3, Toronto, ON. Mr. Coutu is a citizen of Canada.

Robert J. Harding, C.M., F.C.A. is an affiliated director of BAM who has served on the board since May 1992. Mr. Harding is the former Chairman of BAM. Mr. Harding is a trustee of the Art Gallery of Ontario. Mr. Harding was the Chairman of NexJ Systems Inc. from 2006 to 2014 and a former Chair of the Board of Trustees of the Hospital for Sick Children. Mr. Harding’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. Mr. Harding is a citizen of Canada.

Maureen Kempston Darkes, O.C., O.Ont. has served as an independent director of BAM since May 2015. During the past five years, Ms. Kempston Darkes has been a corporate director and is the former President of Latin America, Africa and Middle East, General Motors Corporation, a motor vehicle manufacturer. She was appointed to the Government of Canada’s Science, Technology & Innovation Council in 2013. Ms. Darkes’ principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, M5J 2T3, Toronto, ON. Ms. Kempston Darkes is a citizen of Canada.

David W. Kerr has serve as an affiliated director of BAM since May 1987. During the past five years, Mr. Kerr has been the Chairman of Halmont Properties Corp., a real estate company. Mr. Kerr is a director of the Canadian Special Olympics Foundation and an Advisory Board member of York University’s Schulich School of Business. Mr. Kerr’s principal business address is c/o Brookfield Asset Management Inc., 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1. Mr. Kerr is a citizen of Canada.

The Honourable Frank J. McKenna, P.C., O.C., O.N.B. has served as an independent director of BAM since August 2006 and has been the chair of the board of the directors of BAM since 2010. During the past five years, Mr. McKenna has also been the Deputy Chair of TD Bank Group, a financial institution. Mr. McKenna’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, M5J 2T3, Toronto, ON. Mr. McKenna is a citizen of Canada.

Rafael Miranda has served as a director of BAM since June 2017. A resident of Madrid, Spain, Mr. Miranda is the retired CEO of Endesa, S.A., the largest electric utility company in Spain, where he served as Managing

Director from 1987 to 1997 and as CEO from 1997 to 2009. He was also Chairman of the Endesa Foundation from 2009 to 2015. Mr. Miranda is Honorary Chairman of Eurelectric, the European Electricity Association, and serves as the Chairman of the Board of Directors of Acerinox, S.A., a stainless steel manufacturing conglomerate group based in Spain, and Hispania Activos Inmobiliarios, S.A., a REIT publicly listed in Spain. Mr. Miranda has been a director of Brookfield Infrastructure Partners L.P. since 2013. Mr. Miranda’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. Mr. Miranda is a citizen of Spain.

Youssef Nasr has served as an independent director of BAM since November 2010. During the past five years, Mr. Nasr has been a corporate director and is the former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil, a financial institution. Mr. Nasr’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, M5J 2T3, Toronto, ON. Mr. Nasr is a citizen of the United States and Lebanon.

Lord O’Donnell has served as an affiliated director of BAM since May 2013. Lord O’Donnell is the Chairman of Frontier Economics, a microeconomics consultancy, and senior advisor to BAM in Europe. Prior to 2011, he served as the Cabinet Secretary and head of the British Civil Service. Lord O’Donnell became a member of the House of Lords in 2012. Lord O’Donnell’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, M5J 2T3, Toronto, ON. Lord O’Donnell is a citizen of the United Kingdom.

Seek Ngee Huat has served as an independent director of BAM since November 2012. N.H. Seek is Chairman of the Management Board of the National University of Singapore Institute of Real Estate Studies and Chairman of the Urban Land Institute Asia-Pacific. N.H. Seek is also a senior advisor to Frasers Property Ltd. and Canada Pension Plan Investment Board. N.H. Seek is the former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation, a sovereign wealth fund. Prior to 2011, he was President of GIC Real Estate Pte Ltd. N.H. Seek’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, M5J 2T3, Toronto, ON. N.H. Seek is a citizen of Singapore.

Diana L. Taylor has served as an independent director of BAM since May 2012. During the past five years, Ms. Taylor has been the Vice Chair of Solera Capital LLC, a mid-market private equity and venture capital investment firm. Ms. Taylor’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, M5J 2T3, Toronto, ON. Ms. Taylor is a citizen of the United States.

J. Bruce Flatt is Chief Executive Officer of BAM and has served as an affiliated director of BAM since April 2001. Mr. Flatt has been CEO of BAM since 2002. Mr. Flatt also serves on the GGP board. Mr. Flatt’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. Mr. Flatt is a citizen of Canada. Mr. Flatt’s occupational history is described in the section entitled “Certain Information Concerning GGP—Directors and Executive Officers.”

Brian Lawson has been a Senior Managing Partner and Chief Financial Officer of BAM for the past five years. On behalf of BAM, Mr. Lawson serves as the Chair of the Board of Directors of TerraForm Power, Inc., a U.S.-based solar and wind power company. Mr. Lawson is a member of the Governing Council of the University of Toronto. Mr. Lawson’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. Mr. Lawson is a citizen of Canada.

A.J. Silber has acted as the corporate secretary for BAM since 2012. Mr. Silber’s principal business address is c/o Brookfield Asset Management Inc., 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. Mr. Silber is a citizen of Canada.

G. Mark Brown has been Global Chief Investment Officer of Brookfield Office Properties Inc., or BPO, since July 2012. Previously he was Head of Global Strategic Initiatives and Finance of BPO, prior to which he was Senior Vice President, Strategic Initiatives and Finance of BPO beginning in 2005. Mr. Brown’s principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Mr. Brown is a citizen of Canada.

Michelle L. Campbell has been Senior Vice President and Secretary of BPO since 2016 and was previously Vice President, Counsel of BPO beginning in 2007. Ms. Campbell also serves as the Senior Vice President and Secretary of Goldfinch. Ms. Campbell’s principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Ms. Campbell is a citizen of Canada.

Ricky Tang has been Chief Financial Officer of BPO since 2016. Previously Mr. Tang was Executive Director, Finance & Asset Management of China Xintiandi beginning in March 2014; Chief Financial Officer of BPO Australia Commercial Operations from March 2011 to March 2014; and Vice President and Controller of Brookfield Canada Office Properties from July 2007 to March 2011. Mr. Tang’s principal business address is c/o Brookfield Property Group, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281. Mr. Tang is a citizen of Canada.

During the past five years, none of the Brookfield filing persons and none of the individuals listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Brookfield filing persons and none of the individuals listed above have been party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS FOR BPY

On March 26, 2018, BPY entered into an agreement to acquire all of the outstanding shares of GGP common stock held by unaffiliated GGP common stockholders (i.e., the merger agreement). The unaffiliated GGP common stockholders will be entitled to receive, for each share of issued and outstanding GGP common stock and each share of GGP common stock deemed held, and subject to proration, total consideration of up to $23.50 in cash or one (1) share of class A stock, at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash). Immediately following the effective time of the merger, BPY or an affiliate of BPY will exchange shares of class A stock distributed in the pre-closing dividend and held by unaffiliated GGP common stockholders who have made (or are deemed to have made) an election to receive BPY units for an equal number of BPY units in the BPY unit exchange. One (1) share of class A stock is intended to provide an economic return equivalent to one BPY unit, including identical distributions, and holders of class A stock will have the right following the consummation of the Transactions to exchange each share of class A stock for one BPY unit or the cash equivalent of one BPY unit, at BPI’s election in its sole discretion. The total consideration in the Transactions payable to unaffiliated GGP common stockholders will consist of (i) the pre-closing dividend consisting of either class A stock or cash at the election of such GGP common stockholders and subject to proration and (ii) merger consideration paid in cash. The cash portion of the consideration will be funded by a combination of funds from joint venture equity partners, financings from a syndicate of lenders and asset-level financings, as well as, if required to meet the aggregate cash consideration, borrowings under a bridge loan. Following the Transactions, unaffiliated GGP common stockholders who elect to receive shares of class A stock will have the right to exchange each share of class A stock for one (1) BPY unit, or the cash equivalent of one (1) BPY unit, at the election of BPY.

The following unaudited pro forma consolidated financial statements for BPY adjust BPY’s consolidated balance sheet as at March 31, 2018 and consolidated statements of income for the three months ended March 31, 2018 and the year ended December 31, 2017 to give effect to (i) the acquisition of all of the outstanding shares of GGP common stock held by unaffiliated GGP common stockholders, including the pre-closing dividend and financing transactions and (ii) the other pro forma adjustments described in the notes to these pro forma financial statements. These pro forma adjustments are made as if the Transactions occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2017, in the case of the unaudited pro forma consolidated statements of income.

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions and should be read in conjunction with BPY’s and GGP’s financial statements and related disclosures, which are included in BPY’s and GGP’s 2018 first quarter reports filed on Form 6-K and Form 10-Q, respectively, and the latest annual report filed on Form 20-F for the year ended December 31, 2017. The preparation of the unaudited pro forma consolidated financial statements requires BPY management to make estimates and assumptions deemed appropriate. The assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the accompanying notes, which should be read together with the pro forma financial statements.

The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma financial statements. The unaudited pro forma consolidated financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the Transactions described therein had been effected on the dates indicated, nor are they indicative of BPY’s future results.

All financial data in these unaudited pro forma financial statements are presented in millions of U.S. dollars and have been prepared on a basis consistent with IFRS and BPY’s accounting policies. For the purposes of these pro forma financial statements, the consolidated financial statements for GGP as at and for the three months ended March 31, 2018 and for the year ended December 31, 2017 have been conformed to IFRS and BPY’s accounting policies for material accounting policy differences based on available information.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF BPY

MARCH 31, 2018

(In US$ millions)

	BPY, as reported	Acquisition of GGP (Brookfield Affiliate Exchange)	Pre-closing Transactions	Conversion BPY Class C Junior Preferred Shares	Transaction Expenses	Management Fee Expense	BPY, pro forma (assuming full class A election)	BPY, pro forma (assuming full BPY unit election)
(US$ Millions) As of March 31, 2018	2	5(a)	5(b)	5(c)	5(d)	5(e)	5	6
Assets
Non-current assets
Investment properties	$52,828	$27,540	$(9,353)	$—	$—	$—	$71,015	$71,015
Equity accounted investments	19,613	1,172	1,734	—	—	—	22,519	22,519
Participating loan interests	528	—	—	—	—	—	528	528
Property, plant and equipment	6,663	—	—	—	—	—	6,663	6,663
Goodwill	1,111	—	—	—	—	—	1,111	1,111
Intangibles	1,224	—	—	—	—	—	1,224	1,224
Other non-current assets	1,178	—	—	—	—	—	1,178	1,178
Loans and notes receivable	165	—	—	—	—	—	165	165

	83,310	28,712	(7,619)	—	—	—	104,403	104,403

Current assets
Loans and notes receivable	44	—	—	—	—	—	44	44
Accounts receivable and other	1,189	1,004	(215)	—	—	—	1,978	1,978
Cash and cash equivalents	1,969	178	—	—	—	—	2,147	2,147

	3,202	1,182	(215)	—	—	—	4,169	4,169
Assets held for sale	114	—	—	—	—	—	114	114

Total assets	86,626	29,894	(7,834)	—	—	—	108,686	108,686

Liabilities and equity
Non-current liabilities
Debt obligations	32,757	12,399	1,620	—	—	—	46,776	46,776
Capital securities	2,917	—	—	—	—	—	2,917	2,917
Other non-current liabilities	902	22	—	—	—	—	924	924
Deferred tax liabilities	2,539	2	—	—	—	—	2,541	2,541

	39,115	12,423	1,620	—	—	—	53,158	53,158

Current liabilities
Debt obligations	5,921	664	—	—	—	—	6,585	6,585
Capital securities	1,324	—	—	(500)	—	—	824	824
Accounts payable and other liabilities	3,453	942	(222)	—	220	—	4,393	4,393

	10,698	1,606	(222)	(500)	220	—	11,802	11,802
Liabilities associated with assets held for sale	547	—	—	—	—	—	547	547

Total liabilities	50,360	14,029	1,398	(500)	220	—	65,507	65,507

Equity
Limited partners	7,528	5,514	(5,385)	500	(80)	—	8,077	14,040
General partner	6	3	(3)	—	—	—	6	6
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	14,725	9,457	(9,236)	—	(137)	—	14,809	14,809
Limited partnership units of Brookfield Office Properties Exchange LP	290	239	(233)	—	(3)	—	293	293
Class A stock of Brookfield Property REIT	—	—	5,963	—	—	—	5,963	—
Interests of others in operating subsidiaries and properties	13,717	652	(338)	—	—	—	14,031	14,031
Total equity	36,266	15,865	(9,232)	500	(220)	—	43,179	43,179

Total liabilities and equity	$86,626	$29,894	$(7,834)	$—	$—	$—	$108,686	$108,686

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME OF BPY

Three Months Ended March 31, 2018

(In US$ millions)

	BPY, as reported	Acquisition of GGP (Brookfield Affiliate Exchange)	Pre-closing Transactions	Conversion BPY Class C Junior Preferred Shares	Transaction Expenses	Management Fee Expense	BPY, pro forma (assuming full class A election)	BPY, pro forma (assuming full BPY unit election)
(US$ Millions) For the three months ended March 31, 2018	2	5(a)	5(b)	5(c)	5(d)	5(e)	5	6
Commercial property revenue	$1,097	$531	$(203)	$—	$—	$—	$1,425	$1,425
Hospitality revenue	482	—	—	—	—	—	482	482
Investment and other revenue	41	51	7	—	—	—	99	99

Total revenue	1,620	582	(196)	—	—	—	2,006	2,006
Direct commercial property expense	409	190	(57)	—	—	—	542	542
Direct hospitality expense	332	—	—	—	—	—	332	332
Investment and other expense	—	—	—	—	—	—	—	—
Interest expense	520	138	137	(8)	—	—	787	787
Depreciation and amortization	72	14	—	—	—	—	86	86
General and administrative expense	169	12	—	—	(1)	19	199	199

Total expenses	1,502	354	80	(8)	(1)	19	1,946	1,946
Fair value gains, net	617	(775)	251	—	—	—	93	93
Share of net earnings from equity accounted investments	228	265	188	—	—	—	681	681

Income before income taxes	963	(282)	163	8	1	(19)	834	834
Income tax (benefit) expense	(60)	—	—	—	—	—	(60)	(60)

Net income	1,023	(282)	163	8	1	(19)	894	894
Net income attributable to:
Limited partners	192	(114)	38	2	—	(4)	114	167
General partner	—	—	—	—	—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	330	(195)	59	4	1	(10)	189	189
Limited partnership units of Brookfield Office Properties Exchange LP	8	(4)	1	—	—	—	5	5
Class A stock of Brookfield Property REIT	—	—	56	2	—	(5)	53	—
Interests of others in operating subsidiaries and properties	493	31	9	—	—	—	533	533

	$1,023	$(282)	$163	$8	$1	$(19)	$894	$894

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME OF BPY

Year Ended December 31, 2017

(In US$ millions)

	BPY, as reported	Acquisition of GGP (Brookfield Affiliate Exchange)	Pre-closing Transactions	Conversion BPY Class C Junior Preferred Shares	Transaction Expenses	Management Fee Expense	BPY, pro forma (assuming full class A election)	BPY, pro forma (assuming full BPY unit election)
(US$ Millions) For the year ended December 31, 2017	2	5(a)	5(b)	5(c)	5(d)	5(e)	5	6
Commercial property revenue	$4,192	$2,158	$(835)	$—	$—	$—	$5,515	$5,515
Hospitality revenue	1,648	—	—	—	—	—	1,648	1,648
Investment and other revenue	295	247	19	—	—	—	561	561

Total revenue	6,135	2,405	(816)	—	—	—	7,724	7,724
Direct commercial property expense	1,617	737	(239)	—	—	—	2,115	2,115
Direct hospitality expense	1,079	—	—	—	—	—	1,079	1,079
Investment and other expense	138	(51)	—	—	—	—	87	87
Interest expense	1,967	542	93	(34)	—	—	2,568	2,568
Depreciation and amortization	275	16	—	—	—	—	291	291
General and administrative expense	614	52	(2)	—	(1)	75	738	738

Total expenses	5,690	1,296	(148)	(34)	(1)	75	6,878	6,878
Fair value gains, net	1,254	(2,437)	564	—	—	—	(619)	(619)
Share of net earnings from equity accounted investments	961	339	(155)	—	—	—	1,145	1,145

Income before income taxes	2,660	(989)	(259)	34	1	(75)	1,372	1,372
Income tax (benefit) expense	192	13	(34)	—	—	—	171	171

Net income	2,468	(1,002)	(225)	34	1	(75)	1,201	1,201

Net income attributable to:
Limited partners	136	(327)	(11)	10	—	(20)	(212)	(436)
General partner	—	—	—	—	—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	233	(559)	14	15	1	(35)	(331)	(331)
Limited partnership units of Brookfield Office Properties Exchange LP	6	(14)	1	—	—	(1)	(8)	(8)
Class A stock of Brookfield Property REIT	—	—	(214)	9	—	(19)	(224)	—
Interests of others in operating subsidiaries and properties	2,093	(102)	(15)	—	—	—	1,976	1,976

	$2,468	$(1,002)	$(225)	$34	$1	$(75)	$1,201	$1,201

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF THE BUSINESS

BPY was formed as an exempted limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of BAM.

BPY’s sole material asset at March 31, 2018 is a 37% managing general partnership unit interest in Brookfield Property L.P., which we refer to as BPY property partnership, which holds BPY’s interest in commercial and other income producing property operations. BPY’s interest in BPY property partnership is comprised solely of an interest in managing general partner units, which provide BPY with the power to direct the relevant activities of BPY property partnership.

The BPY units are listed and publicly traded on the NASDAQ and the TSX under the trading symbols “BPY” and “BPY.UN,” respectively.

The registered head office and principal place of business of BPY is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

2.	BASIS OF PRESENTATION

BPY’s unaudited pro forma consolidated balance sheet as at March 31, 2018 and unaudited pro forma consolidated statements of income for the three months ended March 31, 2018 and the year ended December 31, 2017 reflect adjustments that are: (i) directly attributable to the Transactions; (ii) factually supportable; and (iii) with respect to the pro forma consolidated statements of income, expected to have a continuing impact on the combined results following the consummation of the Transactions.

BPY’s unaudited pro forma consolidated financial statements have been prepared using the consolidated balance sheet as at March 31, 2018 and the consolidated statements of income for the three months ended March 31, 2018 and the year ended December 31, 2017. The unaudited pro forma consolidated financial statements assume the Transactions, including the pre-closing dividend and financing transactions, occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2017 in the case of the unaudited pro forma consolidated statements of income.

The pro forma adjustments for the Transactions are made on the basis that it is a business combination that is accounted for under the acquisition method of accounting in accordance with IFRS 3, Business Combinations. Accordingly, BPY has estimated the fair value of GGP’s assets acquired and liabilities assumed and conformed GGP’s accounting policies to its own for material policy differences and based on available information.

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by BPY management and for informational purposes only and should be read in conjunction with BPY’s financial statements and related disclosures. The preparation of these unaudited pro forma financial statements requires BPY management to make estimates and assumptions deemed appropriate. The unaudited pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the Transactions described below had been effected on the dates indicated, nor are they indicative of BPY’s future results.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of BPY’s unaudited pro forma consolidated financial statements are those that are set out in BPY’s consolidated financial statements included in BPY’s latest annual report filed on Form 20-F. The adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), and IFRS 9, Financial Instruments (“IFRS 9”), set out in BPY’s interim condensed consolidated financial statements included in BPY’s 2018 first quarter report filed on Form 6-K, have been reflected in BPY’s unaudited condensed consolidated financial statements as at and for the three months ended March 31, 2018. The adoption of IFRS 15 and IFRS 9 did not have any material impact on BPY’s condensed consolidated financial statements.

All financial data in these unaudited pro forma financial statements are presented in millions of U.S. dollars.

While BPY prepares its financial statements consistent with IFRS, GGP’s financial data have been prepared on a basis consistent with GAAP. Consequently, the consolidated financial statements for GGP as at and for the three months ended March 31, 2018 and for the year ended December 31, 2017 have been conformed to IFRS from GAAP for material accounting policy differences.

The tables below present a reconciliation of GGP’s consolidated balance sheet and consolidated statements of operations under GAAP to BPY’s consolidated balance sheet and consolidated statements of income under IFRS:

(US$ Millions) As of March 31, 2018	U.S. GAAP	Reclassification to conform to BPY presentation	GAAP / IFRS differences	IFRS
Assets
Non-current assets
Investment in real estate:
Land	$3,986	$(3,986)	$—	$—
Buildings and equipment	16,996	(16,996)	—	—
Less accumulated depreciation	(3,257)	3,257	—	—
Construction in progress	467	(467)	—	—

Net property and equipment	18,192	(18,192)	—	—

Investment in Unconsolidated Real Estate Affiliates	3,402	(3,402)	—	—

Net investment in real estate	21,594	(21,594)	—	—

Investment properties	—	18,192	9,348	27,540
Equity accounted investments	—	3,402	6,389	9,791
	21,594	—	15,737	37,331

Current assets
Accounts receivable, net	309	(309)	—	—
Notes receivable	424	(424)	—	—
Deferred expenses, net	281	(281)	—	—
Prepaid expenses and other assets	472	(472)	—	—
Cash and cash equivalents	178	—	—	178
Accounts receivable and other	—	1,486	(697)	789

	1,664	—	(697)	967

Total assets	23,258	—	15,040	38,298

(US$ Millions) As of March 31, 2018	U.S. GAAP	Reclassification to conform to BPY presentation	GAAP / IFRS differences	IFRS

Liabilities and equity
Non-current liabilities
Mortgages, notes and loans payable / Debt obligations	12,928	(458)	—	12,470
Investment in Unconsolidated Real Estate Affiliates	22	(22)	—	—
Accounts payable and accrued expenses	896	(896)	—	—
Dividend payable	223	(223)	—	—
Junior subordinated notes	206	(206)	—	—
Other non-current liabilities	—	22	—	22
Deferred tax liabilities	2	—	—	2

	14,277	(1,783)	—	12,494

Current liabilities
Debt obligations	—	664	—	664
Accounts payable and other liabilities	—	1,119	(177)	942

	—	1,783	(177)	1,606
Total liabilities	14,277	—	(177)	14,100

Redeemable noncontrolling interests:
Preferred	52	(52)	—	—
Common	171	(171)	—	—

Total redeemable noncontrolling interests	223	(223)	—	—

Commitments and Contingencies
Equity:
Common stock	10	(10)	—	—
Preferred stock	242	(242)	—	—
Additional paid-in capital	11,876	(11,876)	—	—
Retained earnings (accumulated deficit)	(2,275)	2,275	—	—
Accumulated other comprehensive loss	(72)	72	—	—
Common stock in treasury, at cost	(1,123)	1,123	—	—

Total stockholders’ equity	8,658	(8,658)	—	—

Noncontrolling interests in consolidated real estate affiliates	48	(48)	—	—
Noncontrolling interests related to long-term incentive plan common units	52	(52)	—	—
Limited partners	—	3,138	5,397	8,535
General partner	—	2	3	5
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	—	5,382	9,254	14,636
Limited partnership units of Brookfield Properties Exchange LP	—	136	234	370
Interests of others in operating subsidiaries and properties	—	323	329	652
Total equity	8,758	223	15,217	24,198

Total liabilities and equity	$23,258	$—	$15,040	$38,298

(US$ Millions) For the three months ended March 31, 2018	U.S. GAAP	Reclassification to conform to BPY presentation	GAAP / IFRS differences	IFRS
Revenues:
Minimum rents	$369	$(369)	$—	$—
Tenant recoveries	157	(157)	—	—
Overage rents	6	(6)	—	—
Management fees and other corporate revenues	26	(26)	—	—
Other	17	(17)	—	—
Commercial property revenue	—	532	—	532
Hospitality revenue	—	—	—	—
Investment and other revenue	—	52	(1)	51

Total revenue	575	9	(1)	583

Expenses:
Real estate taxes	60	(60)	—	—
Property maintenance costs	15	(15)	—	—
Marketing	1	(1)	—	—
Other property operating costs	72	(72)	—	—
Provision for doubtful accounts	3	(3)	—	—
Property management and other costs	40	(40)	—	—
Provision for impairment	38	(38)	—	—
Direct commercial property expense	—	191	(2)	189
Direct hospitality expense	—	—	—	—
Investment and other expense	—	—	—	—
Interest expense	—	138	—	138
Depreciation and amortization	186	—	(172)	14
General and administrative expense	12	—	—	12

Total expenses	427	100	(174)	353

Operating income	148	(91)	173	230

Interest and dividend income	9	(9)	—	—
Interest expense	(138)	138	—	—
(Loss) gain on foreign currency	—	—	—	—
Gains from changes in control of investment properties and other, net	13	(13)	—	—
Gain on extinguishment of debt	—	—	—	—

Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	32	25	173	230

Fair value gains, net	—	(25)	(751)	(776)
Share of net earnings from equity accounted investments	—	34	73	107

Income before income taxes	32	34	(505)	(439)
Benefit from (provision for) income taxes / Income tax benefit	—	—	—	—
Equity in income of Unconsolidated Real Estate Affiliates	24	(24)	—	—
Unconsolidated Real Estate Affiliates—gain on investment	10	(10)	—	—

Net income (loss)	66	—	(505)	(439)

Allocation to noncontrolling interests	(2)	2	—	—
Net income (loss) attributable to GGP	64	2	(505)	(439)

Preferred Stock dividends	(4)	4	—	—
Net income (loss) attributable to:
Common stockholders	60	(60)	—	—
Limited partners	—	22	(193)	(171)
General partner	—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	—	37	(329)	(292)
Limited partnership units of Brookfield Properties Exchange LP	—	1	(8)	(7)
Interests of others in operating subsidiaries and properties	—	6	25	31
	$60	$6	$(505)	$(439)

(US$ Millions) For the year ended December 31, 2017	U.S. GAAP	Reclassification to conform to BPY presentation	GAAP / IFRS differences	IFRS
Revenues:
Minimum rents	$1,455	$(1,455)	$—	$—
Tenant recoveries	644	(644)	—	—
Overage rents	35	(35)	—	—
Management fees and other corporate revenues	105	(105)	—	—
Other	89	(89)	—	—
Commercial property revenue	—	2,134	24	2,158
Hospitality revenue	—	—	—	—
Investment and other revenue	—	256	(9)	247

Total revenue	2,328	62	15	2,405

Expenses:
Real estate taxes	237	(237)	—	—
Property maintenance costs	50	(50)	—	—
Marketing	11	(11)	—	—
Other property operating costs	286	(286)	—	—
Provision for doubtful accounts	11	(11)	—	—
Property management and other costs	145	(145)	—	—
Direct commercial property expense	—	740	(3)	737
Direct hospitality expense	—	—	—	—
Investment and other expense	—	—	(51)	(51)
Interest expense	—	542	—	542
Depreciation and amortization	694	—	(678)	16
General and administrative expense	56	—	(4)	52

Total expenses	1,490	542	(736)	1,296

Operating income	838	(480)	751	1,109
Interest and dividend income	62	(62)	—	—
Interest expense	(542)	542	—	—
(Loss) gain on foreign currency	(1)	1	—	—
Gains from changes in control of investment properties and other, net	79	(79)	—	—
Gain on extinguishment of debt	55	(55)	—	—
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	491	(133)	751	1,109

Fair value gains, net	—	133	(2,838)	(2,705)
Share of net earnings from equity accounted investments	—	165	353	518
Income before income taxes	491	165	(1,734)	(1,078)
Benefit from (provision for) income taxes / Income tax benefit	11	—	(24)	(13)
Equity in income of Unconsolidated Real Estate Affiliates	153	(153)	—	—
Unconsolidated Real Estate Affiliates—gain on investment	12	(12)	—	—
Net income (loss)	667	—	(1,758)	(1,091)
Allocation to noncontrolling interests	(10)	10	—	—
Net income (loss) attributable to GGP	657	10	(1,758)	(1,091)
Preferred Stock dividends	(16)	16	—	—

Net income (loss) attributable to:
Common stockholders	641	(641)	—	—
Limited partners	—	233	(592)	(359)
General partner	—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	—	398	(1,012)	(614)
Limited partnership units of Brookfield Properties Exchange LP	—	10	(26)	(16)
Interests of others in operating subsidiaries and properties	—	26	(128)	(102)
	$641	$26	$(1,758)	$(1,091)

Material differences in accounting policies for the historical periods presented resulting in adjustments to GGP’s results reported under GAAP include the following:

•	Depreciation on consolidated investment properties of $172 million and $678 million reported in GGP’s consolidated statements of operations under GAAP for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, was reversed, as BPY elected the fair value model to record its investment properties in its consolidated financial statements.

•	Similarly, GGP’s share of depreciation of unconsolidated properties of $73 million and $293 million recorded within equity in income of Unconsolidated Real Estates Affiliates within GGP’s consolidated statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, was added back within share of net earnings from equity accounted investments under IFRS in conformity with BPY’s financial statement presentation.

•	Under the fair value model, investment properties are measured at fair value subsequent to initial recognition on the consolidated balance sheet. Consequently, for the three months ended March 31, 2018 and the year ended December 31, 2017, fair value losses of $776 million and $2,440 million, respectively, were reflected within fair value gains, net in BPY’s consolidated statements of income.

•	Adjustments to accounts receivable and other and accounts payable and other liabilities primarily relate to differences in the accounting for and presentation of straight-line rent, certain deferred expenses, including lease commissions, and intangible assets related to above- and below-market leases, which are separately recognized on the balance sheet under U.S. GAAP. Under IFRS, such items are generally reflected within the property valuation under the fair value model.

•	Under IFRS, for the year ended December 31, 2017, fair value gains, net of $398 million were recorded on warrants to purchase shares of GGP common stock, including on warrants held by BPY and its affiliates. Under GAAP, these warrants were not measured at fair value in 2017. The warrants were exercised in October and November 2017.

•	An increase in net income of $1 million and $60 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, resulting from differences in revenue recognition policies applied under IFRS related to certain residential development activities.

4.	PRELIMINARY PURCHASE PRICE ALLOCATION

BPY has prepared a preliminary estimate of the fair market value of GGP’s assets acquired and liabilities assumed. The following table summarizes the allocation of the preliminary purchase price, before giving recognition to the BPY unit exchange, as discussed below, and the pre-closing transactions:

(US$ Millions)	GGP IFRS as of March 31, 2018	Purchase price allocation adjustments	Total
Investment properties	$27,540	$—	$27,540
Equity accounted investments	9,791	(9)	9,782
Accounts receivable and other	789	215	1,004
Cash and cash equivalents	178	—	178
Total assets	38,298	206	38,504

Less:
Debt obligations	(13,134)	71	(13,063)
Accounts payable and other liabilities	(964)	—	(964)
Deferred tax liabilities	(2)	—	(2)
Non-controlling interests	(652)	—	(652)
	(14,752)	71	(14,681)
Net assets acquired	23,546	277	23,823

BPY’s existing equity interest in GGP			8,610
Cash			9,250
Class A stock of BPR			5,963
Consideration			$23,823

Pursuant to the terms of the merger agreement and the class B exchange agreement, all shares of GGP common stock held by the Brookfield voting parties will be exchanged for series B preferred stock (i.e., the Brookfield affiliate exchange), which BPY will contribute, at a carrying value of $8,610 million, in consideration of the Transactions. Subsequent to the Brookfield affiliate exchange, GGP will declare the pre-closing dividend. Consideration for the pre-closing dividend is expected to be funded through a combination of approximately $2,718 million from asset sales to joint venture equity partners, based on agreements entered into as of the date of this filing, $5,500 million of financings from a syndicate of lenders and $1,032 million of bridge and asset-level financing (refer to Note 5 for additional information on these pre-closing transactions). Following the effective time of the charter amendments, shares of series B preferred stock will remain outstanding and will cease to be governed by the terms of the series B designations, and the series B designations will be of no further effect. Series B preferred stock will thereafter be referred to as the class B stock and will instead have solely the rights, powers, preferences and other terms given to such class B stock in the charter amendments (including with respect to any payment of unpaid dividends that accrued pursuant to the terms of the series B designations prior to the filing of the charter amendments).

In addition, BPY or an affiliate of BPY will exchange class A stock distributed as the pre-closing dividend held by any unaffiliated GGP common stockholders who had made an election to receive BPY units for an equal number of BPY units. Consideration to the unaffiliated GGP common stockholders in the form of the class A stock is $5,963 million, which was determined based on an acquisition price of $23.50 per share of GGP common stock for approximately 253.8 million shares of GGP common stock. The acquisition price of $23.50 is used for illustrative purposes in these unaudited pro forma consolidated financial statements. The final acquisition price at closing will be determined with reference to the trading price of a BPY unit at such time and, as such, may differ from the reference price of $23.50 used in these pro forma financial statements.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated balance sheet and statements of income. The final purchase price allocation will be determined after closing of the Transactions when BPY has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include changes in fair values of investment property and other changes to assets and liabilities.

5.	PRO FORMA ADJUSTMENTS

This note should be read in conjunction with Note 2 to the unaudited pro forma consolidated financial statements, Basis of Presentation. The unaudited pro forma consolidated financial statements adjust BPY’s consolidated financial statements to give effect to the Transactions, including the pre-closing dividend and financing transactions, as if it occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2017 in the case of the unaudited pro forma consolidated statements of income.

The pro forma adjustments set forth in this Note 5 assume that all unaffiliated GGP common stockholders elect to receive class A stock rather than BPY units. The actual number of shares of class A stock issued will depend on the elections made by each unaffiliated GGP common stockholder. See Note 6 for a description of additional pro forma adjustments made assuming all unaffiliated GGP common stockholders have elected (or are deemed to have elected) to receive BPY units.

The following adjustments have been reflected in the unaudited pro forma consolidated financial statements:

a)	Acquisition of GGP (Brookfield Affiliate Exchange)

The unaudited pro forma consolidated balance sheet has been adjusted to reflect the fair values of the assets acquired and liabilities assumed based on the preliminary purchase price allocation as described in Note 3 resulting from the acquisition of control following the exchange of GGP common stock held by the Brookfield voting parties for shares of series B preferred stock (i.e., the Brookfield affiliate exchange) and the derecognition of BPY’s existing investment in GGP, which was historically recognized as an investment in associate at $8,610 million within equity accounted investments.

The unaudited pro forma consolidated statements of income have been adjusted to reflect the results of operations of GGP for the three months ended March 31, 2018 and the year ended December 31, 2017 before taking into consideration the sale of interests in certain properties to joint venture equity partners and acquisition financing but reflecting the derecognition of $(158) million and $179 million related to BPY’s existing investment in GGP recorded within share of net earnings from equity accounted investments for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. In addition, $0 and $(268) million related to changes in the fair value of warrants of GGP held by BPY recorded within fair value gains, net was derecognized for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

b)	Pre-closing Transactions

i.	The unaudited pro forma consolidated balance sheet and consolidated statements of income have been adjusted to reflect the following:

•	The unaudited pro forma consolidated statements of income have been adjusted to reflect the sale of joint venture interests in certain properties to fund the cash component of the transaction as follows:

•	Derecognition of $9,353 million of investment properties, $2,252 million of equity accounted investments and $4,995 million of commercial property debt related to such properties. As a result of the sale of these joint venture interests, a $3,986 million investment in joint venture within equity accounted investments was recognized to reflect the retained interest in these properties.

•	Net loss of $551 million and net income of $46 million related to the joint venture assets was derecognized for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

•	Property management fee income of $7 million and $18 million was recorded within investment and other revenue for fees to be paid by joint venture partners for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, pursuant to the terms of the joint venture agreements.

ii.	Financing of $6,615 million, net of deferred financing costs, for distribution to shareholders of GGP in connection with the transaction, as well as certain other related transactions, including the payoff of accrued dividends. The related interest expense of $83 million at an assumed weighted average interest rate of 4.47% and $308 million at an assumed weighted-average interest rate of 4.07%, including the amortization of deferred financing costs, for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, have been reflected in the pro forma consolidated statements of income. An increase in the assumed interest rate of 0.125% would result in incremental interest expense of $2 million and $8 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

iii.	Payment of a pre-closing dividend and merger consideration to the holder of the outstanding shares of common stock of GGP, other than those currently held by BPY and its affiliates, totaling $15,213 million, comprised of $9,250 million in cash and $5,963 million in the form of class A stock. The pro forma consolidated statements of income reflect the allocation of BPY’s net income to the class A stock consistent with the income allocation to limited partners of BPY.

c)	Conversion of BPY Class C Junior Preferred Shares

The unaudited pro forma consolidated balance sheet has been adjusted to reflect the proposed conversion of $500 million of BPY class C junior preferred shares currently held by BAM into BPY units at a price, for illustrative purposes, of $23.50 per unit, resulting in BAM’s acquisition of approximately 21.3 million BPY units and the related reversal of interest expense of $8 million and $34 million in the pro forma consolidated statements of income for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

d)	Transaction Expenses

Transaction expenses directly attributable to the Transactions of approximately $1 million were added back to the three months ended March 31, 2018 and the year ended December 31, 2017 pro forma consolidated statements of income, as these transaction costs were non-recurring in nature. On the pro forma consolidated balance sheet, approximately $220 million of transaction expenses were reflected as an adjustment to equity as of March 31, 2018. This amount represents the current estimate of all transaction expenses attributable to these Transactions to be incurred prior to closing.

e)	Management Fee Expense

Pursuant to the master services agreement, certain BAM-owned entities will provide certain management and administration services to BPR.

For the first twelve months following closing of the Transactions, BAM has agreed to waive management fees payable by BPR and the incremental management fees BPY would otherwise be required to pay in respect of the units issued in exchange for GGP common stock. The pro forma consolidated statements of income, however, include an adjustment for the incremental management fees payable for illustrative purposes as such fees will be incurred and payable beginning during the second year following the Transactions. For the purposes of the pro forma consolidated statements of income, the management fee was calculated based on the issuance of approximately 253.8 million shares of class A stock, at an assumed value per such share of $23.50. The value of $23.50 is used for illustrative purposes in these unaudited pro forma consolidated financial statements. The value per share for purposes of calculating the management fee will be determined with reference to the trading price of the class A stock and, as such, may differ from the reference price of $23.50 used in these pro forma financial statements.

The management fee excludes in its calculation of capitalization any temporary acquisition financing entered into in connection with the Transactions. Consequently, at a base management fee of 1.25% of BPR’s capitalization, incremental management fees would have totaled $19 million and $75 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

6.	BPY, PRO FORMA (ASSUMING FULL BPY UNIT ELECTION)

The adjustments described in Note 5 above assume that all unaffiliated GGP common stockholders elect to receive shares of class A stock rather than BPY units and no BPY units are issued in the BPY unit exchange. The actual number of shares of class A stock issued will depend on the elections made by each unaffiliated GGP common stockholder.

In the event that (i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units or (ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend to unaffiliated GGP common stockholders will be exchanged for BPY units in the BPY unit exchange.

Assuming that all shares of class A stock issued in the pre-closing dividend are exchanged for BPY units in the BPY unit exchange, the impact (as reflected under the headings “BPY, pro forma (assuming full BPY unit election)”) would have been an additional $5,963 million in equity attributable to limited partners of BPY and a corresponding decrease in non-controlling interests and reallocation of net income from non-controlling interests to limited partners of BPY, compared to the pro forma information assuming that all unaffiliated GGP common stockholders elect to receive shares of class A stock (as reflected under the headings “BPY, pro forma (assuming full class A stock election)”).

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS FOR BPR

On March 26, 2018, BPY entered into an agreement to acquire all of the outstanding shares of GGP common stock held by unaffiliated GGP common stockholders (i.e., the merger agreement). The unaffiliated GGP common stockholders will be entitled to receive, for each share of issued and outstanding GGP common stock and each share of GGP common stock deemed held, and subject to proration, total consideration of up to $23.50 in cash or one share of class A stock, at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash). One share of class A stock is intended to provide an economic return equivalent to one BPY unit, including identical distributions, and holders of class A stock will have the right following the consummation of the Transactions to exchange each share of class A stock for one BPY unit or the cash equivalent of one BPY unit, at BPI’s election in its sole discretion. The total consideration in the Transactions payable to unaffiliated GGP common stockholders will consist of (i) the pre-closing dividend consisting of either class A stock or cash at the election of such GGP common stockholders and subject to proration and (ii) merger consideration paid in cash. The cash portion of the consideration will be funded by a combination of funds from joint venture equity partners, financings from a syndicate of lenders and asset-level financings, as well as, if required to meet the aggregate cash consideration, borrowings under a bridge loan.

At the effective time of the merger, Goldfinch will merge with and into GGP, with GGP surviving the merger. Goldfinch is an indirect wholly-owned subsidiary of BPY. Following the merger, the surviving corporation is expected to assume the name Brookfield Property REIT Inc. (i.e., BPR).

The following unaudited pro forma consolidated financial statements for BPR adjust GGP’s consolidated balance sheet as at March 31, 2018 and consolidated statements of operations for the three months then ended and the year ended December 31, 2017 to give effect to (i) the acquisition of all of the outstanding shares of GGP common stock held by unaffiliated GGP common stockholders, including the pre-closing dividend and financing transactions and (ii) the other pro forma adjustments described in the notes to these pro forma financial statements. These pro forma adjustments are made as if the Transactions occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2017, in the case of the unaudited pro forma consolidated statements of operations.

GGP expects to account for the Transactions as equity transactions. Although the Transactions will result in a change of control, BPR will remain as the reporting entity. Absent an election by GGP to apply pushdown accounting, a new basis of accounting will not be recognized in the separate financial statements of GGP. The pro forma adjustments reflecting the completion of the Transactions are based upon the accounting for an equity recapitalization in accordance with GAAP and upon the assumptions set forth in the accompanying notes to the unaudited pro forma combined financial information.

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions and should be read in conjunction with GGP’s financial statements and related disclosures, which are included in GGP’s latest quarterly and annual report filed on Form 10-Q and Form 10-K, respectively, for the three months ended March 31, 2018 and the fiscal year ended December 31, 2017, which are incorporated by reference into this joint proxy statement/prospectus. The preparation of the unaudited pro forma consolidated financial statements requires BPY management to make estimates and assumptions deemed appropriate. The assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the accompanying notes, which should be read together with the pro forma financial statements.

The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma financial statements. The unaudited consolidated pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the Transactions described therein had been effected on the dates indicated, nor are they indicative of BPR’s future results.

All financial data in these unaudited pro forma financial statements are presented in millions of U.S. dollars and have been prepared on a basis consistent with GAAP.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET FOR BPR

March 31, 2018

(In US$ millions)

		Acquisition of GGP (Brookfield Affiliate Exchange)	Pre-closing Transactions	Transaction Expenses	Management Fee Expense	Income Taxes
(US$ Millions) As of March 31, 2018	GGP, as reported	4(a)	4(b)	4(c)	4(d)	4(e)	BPR, pro-forma
Assets:
Investment in real estate:
Land	$3,986	$—	$(1,149)	$—	$—	$—	$2,837
Buildings and equipment	16,996	—	(6,359)	—	—	—	10,637
Less accumulated depreciation	(3,257)	—	1,254	—	—	—	(2,003)
Construction in progress	467	—	(18)	—	—	—	449
Net property and equipment	18,192	—	(6,272)	—	—	—	11,920
Investment in Unconsolidated Real Estate Affiliates	3,402	—	1,865	—	—	—	5,267
Net investment in real estate	21,594	—	(4,407)	—	—	—	17,187
Cash and cash equivalents	178	—	(15)	—	—	—	163
Accounts receivable, net	309	—	(109)	—	—	—	200
Notes receivable	424	—	—	—	—	—	424
Deferred expenses, net	281	—	(114)	—	—	—	167
Prepaid expenses and other assets	472	—	(128)	—	—	—	344
Total assets	23,258	—	(4,773)	—	—	—	18,485
Liabilities:
Mortgages, notes and loans payable	12,928	—	1,522	—	—	—	14,450
Investment in Unconsolidated Real Estate Affiliates	22	—	—	—	—	—	22
Accounts payable and accrued expenses	896	—	(213)	85	—	—	768
Dividend payable	223	—	(223)	—	—	—	—
Deferred tax liabilities	2	—	—	—	—	—	2
Junior subordinated notes	206	—	—	—	—	—	206
Total liabilities	14,277	—	1,086	85	—	—	15,448
Redeemable noncontrolling interests:
Preferred	52	—	—	—	—	—	52
Common	171	—	(171)	—	—	—	—
Total redeemable noncontrolling interests	223	—	(171)	—	—	—	52
Commitments and Contingencies	—	—	—	—	—	—	—
Temporary equity:
Class A stock	—	—	5,963	—	—	—	5,963
Preferred stock	—	—	242	—	—	—	242
Total temporary equity	—	—	6,205	—	—	—	6,205
Equity:
Common stock	10	(3)	(7)	—	—	—	—
Preferred stock	242	—	(242)	—	—	—	—
Other GGP equity, as reported / Other BPR equity, as pro forma	8,406	3	(11,621)	(85)	—	—	(3,297)
Total stockholders’ equity	8,658	—	(11,870)	(85)	—	—	(3,297)
Noncontrolling interests in consolidated real estate affiliates	48	—	(23)	—	—	—	25
Noncontrolling interests related to long-term incentive plan common units	52	—	—	—	—	—	52
Total equity	8,758	—	(11,893)	(85)	—	—	(3,220)
Total liabilities and equity	$23,258	$—	$(4,773)	$—	$—	$—	$18,485

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR BPR

Three Months Ended March 31, 2018

(In US$ millions)

(US$ Millions) For the Three Months Ended March 31, 2018	GGP, as reported	Acquisition of GGP (Brookfield Affiliate Exchange)	Pre-closing Transactions	Transaction Expenses	Management Fee Expense	Income Taxes	BPR, pro- forma
		4(a)	4(b)	4(c)	4(d)	4(e)
Revenues:
Minimum rents	$369	$—	$(137)	$—	$—	$—	$232
Tenant recoveries	157	—	(59)	—	—	—	98
Overage rents	6	—	(2)	—	—	—	4
Management fees and other corporate revenues	26	—	7	—	—	—	33
Other	17		(7)	—	—	—	10
Total revenues	575	—	(198)	—	—	—	377
Expenses:
Real estate taxes	60	—	(20)	—	—	—	40
Property maintenance costs	15	—	(4)	—	—	—	11
Marketing	1	—	—	—	—	—	1
Other property operating costs	72	—	(29)	—	—	—	43
Provision for doubtful accounts	3	—	(1)	—	—	—	2
Provision for loan loss	—	—	—	—	—	—	—
Property management and other costs	40	—	(1)	—	—	—	39
General and administrative	12	—	—	(1)	19	—	30
Provision for impairment	38	—	—	—	—	—	38
Depreciation and amortization	186	—	(64)	—	—	—	122
Total expenses	427	—	(119)	(1)	19	—	326
Operating income	148	—	(79)	1	(19)	—	51
Interest and dividend income	9	—	—	—	—	—	9
Interest expense	(138)	—	(30)	—	—	—	(168)
(Loss) gain on foreign currency	—	—	—	—	—	—	—
Gains from changes in control of investment properties and other, net	13	—	—	—	—	—	13
Gain on extinguishment of debt	—	—	—	—	—	—	—
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	32	—	(109)	1	(19)	—	(95)
Benefit from (provision for) income taxes	—	—	—	—	—	—	—
Equity in income of Unconsolidated Real Estate Affiliates	24	—	11	—	—	—	35
Unconsolidated Real Estate Affiliates—gain on investment	10	—	—	—	—	—	10
Net income	66	—	(98)	1	(19)	—	(50)
Allocation to noncontrolling interests	(2)	—	1	—	—	—	(1)
Net income attributable to GGP / BPR	64	—	(97)	1	(19)	—	(51)
Preferred Stock dividends	(4)	—	—	—	—	—	(4)
Net income attributable to GGP / BPR common stockholders	60	—	(97)	1	(19)	—	(55)
Net income attributable to temporary equity (class A stock)	—	(55)	—	—	—	—	(55)
Net income attributable to holders of class B stock and class C stock	$—	$—	$—	$—	$—	$—	$—

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR BPR

Year Ended December 31, 2017

(In US$ millions)

(US$ Millions) For the Year Ended December 31, 2017	GGP, as reported		Acquisition of GGP (Brookfield Affiliate Exchange)	Pre-closing Transactions	Transaction Expenses	Management Fee Expense	Income Taxes	BPR, pro- forma
			4(a)	4(b)	4(c)	4(d)	4(e)
Revenues:
Minimum rents		$1,455	$—	$(554)	$—	$—	$—	$901
Tenant recoveries		644	—	(242)	—	—	—	402
Overage rents		35	—	(12)	—	—	—	23
Management fees and other corporate revenues		105	—	18	—	—	—	123
Other		89		(28)	—	—	—	61
Total revenues		2,328	—	(818)	—	—	—	1,510
Expenses:
Real estate taxes		237	—	(83)	—	—	—	154
Property maintenance costs		50	—	(14)	—	—	—	36
Marketing		11	—	—	—	—	—	11
Other property operating costs		286	—	(118)	—	—	—	168
Provision for doubtful accounts		11	—	(4)	—	—	—	7
Provision for loan loss		—	—	—	—	—	—	—
Property management and other costs		145	—	(4)	—	—	—	141
General and administrative		56	—	(1)	(1)	75	—	129
Provision for impairment		—	—	—	—	—	—	—
Depreciation and amortization		694	—	(264)	—	—	—	430
Total expenses		1,490	—	(488)	(1)	75	—	1,076
Operating income		838	—	(330)	1	(75)	—	434
Interest and dividend income		62	—	—	—	—	—	62
Interest expense		(542)	—	(95)	—	—	—	(637)
(Loss) gain on foreign currency		(1)	—	—	—	—	—	(1)
Gains from changes in control of investment properties and other, net		79	—	—	—	—	—	79
Gain on extinguishment of debt		55	—	—	—	—	—	55
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests		491	—	(425)	1	(75)	—	(8)
Benefit from (provision for) income taxes		11	—	—	—	—	—	11
Equity in income of Unconsolidated Real Estate Affiliates		153	—	46	—	—	—	199
Unconsolidated Real Estate Affiliates—gain on investment		12	—	—	—	—	—	12
Net income		667	—	(379)	1	(75)	—	214
Allocation to noncontrolling interests		(10)	—	4	—	—	—	(6)
Net income attributable to GGP / BPR		657	—	(375)	1	(75)	—	208
Preferred Stock dividends		(16)	—	—	—	—	—	(16)
Net income attributable to GGP / BPR common stockholders		641	—	(375)	1	(75)	—	192
Net income attributable to temporary equity (class A stock)		—	192	—	—	—	—	192
Net income attributable to holders of class B stock and class C stock	$		$—	$—	$—	$—	$—	$—

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF THE BUSINESS

At the effective time of the merger, Goldfinch will merge with and into GGP, with GGP surviving the merger. Goldfinch is an indirect wholly-owned subsidiary of BPY. Following the merger, the surviving corporation is expected to assume the name Brookfield Property REIT Inc. (i.e., BPR) and will be an indirect subsidiary of BPY.

Ownership interests in properties in which GGP owns a majority or controlling interest are consolidated under GAAP. GGP also owns interests in certain properties through GGP’s unconsolidated real estate affiliates.

Shares of class A stock are expected to be listed and publicly traded on NASDAQ upon the consummation of the Transactions under the trading symbol “BPR.”

The registered head office and principal place of business of BPR will be 350 North Orleans Street, Suite 300, Chicago, Illinois 60654.

2.	BASIS OF PRESENTATION

BPR’s unaudited pro forma consolidated balance sheet as at March 31, 2018 and unaudited pro forma consolidated statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017 reflect adjustments that are: (i) directly attributable to the Transactions; (ii) factually supportable; and (iii) with respect to the pro forma consolidated statements of operations, expected to have a continuing impact on the combined results following the consummation of the Transactions.

BPR’s unaudited pro forma consolidated financial statements have been prepared using the consolidated balance sheet as at March 31, 2018 and consolidated statements of operations for the three months then ended and the year ended December 31, 2017. The unaudited pro forma consolidated financial statements assume the Transactions, including the pre-closing dividend and financing transactions, occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2017 in the case of the unaudited pro forma consolidated statements of operations.

GGP expects to account for the Transactions as equity transactions. Although the Transactions will result in a change of control of GGP, there are no changes to GGP as the reporting entity. Absent an election by GGP to apply pushdown accounting, a new basis of accounting will not be recognized in the separate financial statements of GGP. The pro forma adjustments reflecting the completion of the Transactions are based upon the accounting for an equity recapitalization in accordance with GAAP and the assumptions set forth in the accompanying notes to the unaudited pro forma combined financial information.

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by BPY management and for informational purposes only and should be read in conjunction with GGP’s financial statements and related disclosures. The preparation of these unaudited pro forma financial statements requires BPY management to make estimates and assumptions deemed appropriate. The unaudited pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the Transactions described below had been effected on the dates indicated, nor are they indicative of BPR’s future results.

3.	SIGNIFICANT ACCOUNTING POLICIES

All financial data in these unaudited pro forma financial statements are presented in millions of U.S. dollars and have been prepared on a basis consistent with GAAP.

The accounting policies used in the preparation of BPR’s unaudited pro forma consolidated financial statements are those that are set out in GGP’s consolidated financial statements included in GGP’s latest quarterly and annual report filed on Form 10-Q and Form 10-K, respectively, for the three months ended March 31, 2018 and fiscal year ended December 31, 2017, which are incorporated by reference into this joint proxy statement/prospectus. The adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), ASU 2016-16, Income Taxes: Intra-entity Transfers of Assets other than Inventory (“ASU 2016-16”) and ASU 2017-05, Other Income – Gains and Losses from the Derecognition of Non-financial Assets (“ASU 2017-05”), set out in GGP’s interim consolidated financial statements included in GGP’s 2018 first quarter report filed on Form 10-Q, have been reflected in the unaudited pro forma consolidated financial statements as at and for the three months ended March 31, 2018. The adoption of the ASC 606 and ASU 2017-05 standards did not have any material impact on GGP’s consolidated financial statements as at and for the three months ended March 31, 2018. The adoption of the ASU 2016-16 standard resulted in a cumulative effect of a decrease to retained earnings of $18.8 million as of January 1, 2018 which is reflected on GGP’s balance sheet as of March 31, 2018. Accounting policies applied in accounting for the impact of the Transactions on GGP’s common stock and certain related transactions are summarized herein.

4.	PRO FORMA ADJUSTMENTS

This note should be read in conjunction with Note 2 to BPR’s unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements adjust GGP’s consolidated financial statements to give effect to the acquisition of GGP by BPY, including the pre-closing dividend and financing transactions, as if it occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2017 in the case of the unaudited pro forma consolidated statements of operations.

The following adjustments have been reflected in the unaudited pro forma consolidated financial statements:

a)	Acquisition of GGP (Brookfield Affiliate Exchange)

The unaudited pro forma consolidated balance sheet has been adjusted to reflect the recapitalization of GGP in connection with the Transactions. Pursuant to the terms of the merger agreement and the class B exchange agreement all shares of GGP common stock held by the Brookfield voting parties will be exchanged for series B preferred stock (i.e., the Brookfield affiliate exchange).

Each share of GGP common stock that is issued and outstanding immediately prior to the effective time of the merger (except for certain excluded shares of GGP common stock, which include cancelled shares, dissenting shares and shares of GGP restricted stock) will be cancelled as part of the Transactions. On the first (1st) business day following receipt of the requisite stockholder approval, BPY’s previous interest in GGP common stock will be exchanged, on a one-for-one basis, for series B preferred stock.

Further, pursuant to the merger agreement, GGP is expected to be the surviving corporation following the merger with Goldfinch. In connection with this merger, each share of Goldfinch common stock that is outstanding immediately prior to the effective time of the merger will be converted into a number of shares of class C stock equivalent to the merger share number divided by the number of outstanding shares of Goldfinch common stock outstanding immediately prior to the effective time of the merger.

The foregoing adjustments assume that all unaffiliated GGP common stockholders elect to receive class A stock rather than BPY units. The actual number of shares of class A stock issued will depend on the elections made by each unaffiliated GGP common stockholder. Assuming that all unaffiliated GGP common stockholders had elected to receive BPY units, no class A stock would have been issued and no mezzanine equity related to such class A stock would have been recorded.

In the event that (i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units in the BPY unit exchange or (ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend will be automatically exchanged for BPY units in the BPY unit exchange.

b)	Pre-closing Transactions

The unaudited pro forma consolidated balance sheet and statements of operations have been adjusted to reflect the following:

i.	The unaudited pro forma consolidated statements of income have been adjusted to reflect the sale of joint venture interests in certain properties to fund the cash component of the Transactions as follows:

•	Derecognition of $7,115 million of net investment in real estate and $5,092 million of commercial property debt related to such properties. As a result of the sale of these joint venture interests, $2,709 million investment in unconsolidated real estate affiliates was recognized to reflect the retained interest in these properties. The retained interest was recorded at fair value for those previously consolidated properties and at historical cost for those that previously were and continue to be unconsolidated real estate affiliates.

•	Net income of $42 million and $182 million related to the joint venture assets was derecognized for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

ii.	Financing of $6,615 million, net of deferred financing costs, for distribution to shareholders of GGP in connection with the Transactions, as well as certain other related transactions, including the payoff of accrued dividends. The related interest expense of $83 million at an assumed weighted-average interest rate of 4.47% for the three months ended March 31, 2018 and $308 million at an assumed weighted-average interest rate of 4.07% for the year ended December 31, 2017, including the amortization of deferred financing costs, has been reflected in the pro forma consolidated statements of operations. An increase in the assumed interest rate of 0.125% would result in incremental interest expense of $2 million and $8 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

iii.	In addition, related to these newly created joint ventures, property management fee income of $7 million and $18 million was recorded within other revenue for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, pursuant to the terms of the joint venture agreements.

iv.	Subsequent to the Brookfield affiliate exchange, GGP will declare the pre-closing dividend:

•	Consideration for the pre-closing dividend is expected to be funded through a combination of approximately $2,718 million from asset sales to joint venture equity partners, based on agreements entered into as of the date of this filing, $5,500 million of financings from a syndicate of lenders and $1,032 million of bridge and asset-level financing.

•	Consideration to the unaffiliated GGP common stockholders in the form of class A stock is $5,963 million, which was determined based on an acquisition price of $23.50 per share of GGP common stock for approximately 253.8 million shares of GGP common stock. The acquisition price of $23.50 is used for illustrative purposes in these unaudited pro forma consolidated financial statements only. The final acquisition price at closing will be determined with reference to the trading price of a BPY unit at such time and, as such, may differ from the reference price of $23.50 used in these pro forma financial statements.

•	Current unaffiliated GGP common stockholders, who elect to receive class A stock in consideration for their shares of GGP common stock, will have the right to exchange each share of class A stock for one BPY unit, or the cash equivalent of one BPY unit, at the election of BPI. Class A stock will be recorded separate from permanent equity of BPR within temporary equity as they are redeemable under conditions not under the sole control of BPR.

•	Each share of GGP common stock that is issued and outstanding immediately prior to the effective time of the merger (except for certain excluded shares of GGP common stock, which include cancelled shares, dissenting shares and shares of GGP restricted stock) will be cancelled as part of the Transactions. BPY’s previous interest in GGP common stock will have been exchanged, on a one-for-one basis, for series B preferred stock pursuant to the Brookfield affiliate exchange.

•	Further, pursuant to the merger agreement, GGP is expected to be the surviving corporation following the merger with Goldfinch. In connection with this merger, each share of Goldfinch common stock that is outstanding immediately prior to the effective time of the merger will be converted into a number of shares of class C stock equivalent to the merger share number divided by the number of outstanding shares of Goldfinch common stock outstanding immediately prior to the effective time of the merger.

•	In addition, the holders of GGP’s pre-existing series A preferred stock will become holders of the new series A preferred stock. Upon the occurrence of a change of control, each holder of the new series A preferred stock will have the right to convert some or all of the new series A preferred stock held by such holder (unless BPR has provided or provides irrevocable notice of its election to redeem the new series A preferred stock in which case such holder will only have the right with respect to the shares of the new series A preferred stock not called for redemption) into a number of shares of class A stock or class C stock. If a holder of the new series A preferred stock makes no election on whether to receive class A stock or class C stock, such holder will receive class A stock upon conversion. Consequently the pre-existing series A preferred stock were reclassified from preferred equity within stockholders’ equity in GGP’s consolidated balance sheet to temporary equity within BPR’s pro forma consolidated balance sheet.

•	On the pro forma consolidated statements of operations, net income attributable to BPR after allocation to preferred stock dividends is attributed to class A stock on the basis of a holder’s entitlement to cumulative dividends per share in a cash amount equal in value to the amount of any distribution made on a BPY unit. All class A dividends shall be paid prior and in preference to any dividends or distributions on class B stock, class C stock or the common stock and shall be fully declared and paid before any dividends are declared and paid or any other distributions are made on any class B stock, class C stock or the common stock. The holders of class A stock shall not be entitled to any dividends from GGP other than the class A dividend.

•	The foregoing adjustments assume that all unaffiliated GGP common stockholders elect to receive shares in BPR rather than BPY units. The actual number of shares of class A stock issued will depend on the elections made by each unaffiliated GGP common stockholder. Assuming that all unaffiliated GGP common stockholders had elected to receive BPY units, no class A stock would have been issued and no mezzanine equity related to the class A stock would have been recorded.

•	In the event that (i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units in the BPY unit exchange or (ii) in the event that an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend will be automatically exchanged for BPY units in the BPY unit exchange.

c)	Transaction Expenses

Transaction expenses directly attributable to the Transactions of approximately $1 million were added back to the three month period ended March 31, 2018 and the year ended December 31, 2017 pro forma consolidated statements of income, as these transaction costs were non-recurring in nature. On the pro forma consolidated balance sheet, approximately $85 million of transaction expenses were reflected as an adjustment to equity as of March 31, 2018. This amount represents the current estimate of all transaction expenses attributable to these Transactions to be incurred prior to closing.

d)	Management Fee Expense

Pursuant to the master services agreement, certain BAM-owned entities will provide certain management and administration services to BPR.

For the first twelve months following closing of the Transactions, BAM has agreed to waive management fees payable by BPR and the incremental management fees BPY would otherwise be required to pay in respect of the units issued in exchange for GGP common stock. The pro forma consolidated statements of income, however, include an adjustment for the incremental management fees payable for transaction purposes as such fees will be incurred and payable beginning the second year following the Transactions. For the purposes of the pro forma consolidated statements of income, the management fee was calculated based on the issuance of approximately 253.8 million shares of class A stock and an assumed value per such share of $23.50. The value per such share of $23.50 is used for illustrative purposes in these unaudited pro forma consolidated financial statements. The value per share for purposes of calculating the management fee will be determined with reference to the trading price of the class A stock and, as such, may differ from the reference price of $23.50 used in these pro forma financial statements.

The management fee excludes in its calculation of capitalization any temporary acquisition financing entered into in connection with the Transactions. Consequently, at a base management fee of 1.25% of BPR’s capitalization, incremental management fees would have totaled $19 million and $75 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

e)	Income Taxes

The unaudited pro forma financial statements include an adjustment for certain properties, which are expected to be held by a taxable REIT subsidiary of GGP following the Transactions. As such, the pro forma consolidated statements of operations include incremental income tax expense associated with income generated by these properties.

DESCRIPTION OF CLASS A STOCK

The following description of class A stock sets forth certain general terms and provisions of class A stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the amended charter and amended bylaws, forms of which are attached as Annex B and Annex C to this joint proxy statement/prospectus, respectively, and are incorporated herein by reference.

Through the rights and governance structures described in this joint proxy statement/prospectus, each share of class A stock is intended to provide its holder with an economic return that is equivalent to that of a BPY unit.

Voting Rights

Except as otherwise expressly provided in the amended charter or as required by law, the holders of class A stock, class B stock and class C stock will vote together and not as separate classes. The holders of shares of class A stock will be entitled to one vote for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter, except that holders of shares of class A stock will not be entitled to vote (i) on a liquidation or dissolution or conversion of the class A stock in connection with a market capitalization liquidation event (as defined in the section below entitled “—Liquidation”) or (ii) to reduce the voting power of the class B stock or class C stock.

In addition, BPR may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, voting as a class, (i) amend, alter or repeal the provisions of the amended charter so as to adversely affect any right, preference, privilege or voting power of the class A stock, or (ii) issue shares of capital stock with a preference as to dividends or upon liquidation senior to, or pari passu with, the class A stock (other than the 6.375% series A cumulative perpetual preferred stock).

Prior to the second anniversary of the date of the first issuance of class A stock, BPR may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors of BPR, materially amend, modify, or alter the rights agreement or repeal, terminate or waive any rights under the rights agreement. From and after the second anniversary of the date of the first issuance of class A stock, BPR may not, without either (i) the affirmative vote of a majority of outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors of BPR or (ii) the affirmative vote of holders of at least two-thirds of the outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, voting as a class, materially amend, modify, or alter the rights agreement or repeal, terminate or waive any rights under the rights agreement. The rights agreement will terminate on the twentieth anniversary of the merger, except as described in the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page  241 of this joint proxy statement/prospectus.

Dividends

Pursuant to the amended charter and subject to the prior rights of holders of all classes and series of preferred stock at the time outstanding having prior rights as to dividends, each share of class A stock will entitle its holder to cumulative dividends per share in a cash amount equal in value to (i) the amount of any distribution made on a BPY unit multiplied by (ii) the conversion factor determined in accordance with the amended charter and in effect on the date of declaration of such dividend, which we refer to as the class A dividend. The record and payment dates for the dividends or other distributions upon the shares of class A stock, to the extent not prohibited by applicable law, shall be the same as the record and payment dates for the dividends or other distributions upon the BPY units.

The dividends upon the class A stock shall, if and to the extent declared by the BPR board, be paid in arrears (without interest) on the dividend payment date with respect thereto. If the full amount of the dividend is not declared and paid on such dividend payment date, then the dividend shall accrue and accumulate, whether or not BPR has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned, declared or authorized. Any dividend payment made on shares of the class A stock shall first be credited against the earliest accumulated but unpaid dividends due with respect to such shares of class A stock which remain payable. All class A dividends shall be paid prior and in preference to any dividends or distributions on the class B stock, class C stock or the common stock and shall be fully declared and paid before any dividends are declared and paid or any other distributions are made on any class B stock, class C stock or the common stock. The holders of class A stock shall not be entitled to any dividends from BPR other than the class A dividend.

Liquidation

Upon any liquidation, dissolution or winding up of BPR or GGPOP that is not a market capitalization liquidation event or substantially concurrent with the liquidation, dissolution or winding up of BPY, and subject to the prior rights of holders of preferred stock and after the payment in full to any holder of class A stock that has exercised the exchange rights described below, the holders of class A stock shall be entitled to a cash amount, for each share of class A stock, equal to the market price of one BPY unit (subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR) on the date immediately preceding announcement of such liquidation, dissolution or winding up, plus all declared and unpaid dividends. If, upon any such liquidation, dissolution or winding up, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of class A stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

Upon any liquidation, dissolution or winding up of BPY, and after the payment in full to any holder of class A stock that has exercised the exchange rights described below, the holders of class A stock shall be entitled to a cash amount, for each share of class A stock, equal to the same amount as the liquidating distributions in respect of one BPY unit (subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR), plus all declared and unpaid dividends. If, upon any such liquidation, dissolution or winding up of BPY, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of class A stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

If the market capitalization of the class A stock (i.e., if the price per share of class A stock, multiplied by the number of shares of class A stock outstanding) averages, over any period of 30 consecutive trading days, less than one (1) billion dollars, the BPR board will have the right to liquidate BPR’s assets and wind up BPR’s operations (i.e., a market capitalization liquidation event). Upon any market capitalization liquidation event, and subject to the prior rights of holders of preferred stock and after the payment in full to any holder of class A stock that has exercised the exchange rights described below, the holders of class A stock shall be entitled to a cash amount, for each share of class A stock, equal to the dollar volume-weighted average price of one BPY unit over the ten (10) trading days immediately following the public announcement of such market capitalization liquidation event, plus all declared and unpaid dividends. If, upon any such market capitalization liquidation event, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of class A stock ratably in proportion to the full amounts which they would otherwise be respectively entitled to receive. Notwithstanding the foregoing, upon any market capitalization liquidation event, BPI may elect to exchange all of the outstanding shares of the class A stock for BPY units on a one-for-one basis. This initial one-for-one conversion factor is subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. Any such BPY units delivered by BPI will be registered with the SEC and listed for trading on a national securities exchange.

Power to Increase or Decrease the Authorized Number of Shares of Class A Stock

The number of authorized shares of class A stock may not be increased or decreased without the affirmative vote of the holders of a majority of the outstanding shares of class A stock voting separately as a class, in accordance with Section 242(b)(2) of the DGCL.

Power to Issue Additional Shares of Class A Stock

The BPR board will be authorized, except as required by the listing standards of the NASDAQ, to issue additional shares of class A stock without stockholder approval.

Exchange of Class A Stock for BPY Units

At any time after the issuance of the class A stock, holders of class A stock shall have the right to exchange all or a portion of their class A stock for cash at a price equal to the value of an equivalent number of BPY units, subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. Upon receipt of a request for exchange, BPR will deliver a notice of exchange to BAM, BPI and BPY within one (1) business day and will have ten (10) business days to deliver the cash amount to the tendering holder. Upon receipt of the notice of exchange, BPI may elect to satisfy BPR’s exchange obligation by exchanging all of the shares of the class A stock tendered for BPY units on a one-for-one basis. This initial one-for-one conversion factor is subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. For instance, the conversion factor will be adjusted in the event that either BPR or BPY (i) splits or reverse splits its shares of class A stock or BPY units, respectively, (ii) pays a dividend or distribution on its outstanding class A stock or BPY units in the form of additional shares of class A stock or BPY units, respectively and as applicable, or (iii) distributes, at a discount, any rights, options or warrants to all or substantially all of the existing holders of class A stock or BPY units convertible into shares of class A stock or BPY units, respectively. BPI has three (3) business days from the receipt of the notice of exchange to inform BPR, BAM, BPY and the tendering holder of its intention to satisfy the exchange obligation, and if so elected will have to satisfy such obligation within ten (10) business days from the date of the notice of exchange. If BPI exercises its right to assume the exchange obligation, deliver the BPY units and acquire the class A stock, such class A stock will automatically be converted into class B-1 stock upon such exchange.

If the tendering holder does not receive cash from BPR or BPY units from BPI within ten (10) business days of submitting the notice of exchange, such tendering holder will be entitled to receive either the cash amount or BPY units from BAM as promptly as practicable thereafter in accordance with the merger agreement, pursuant to and subject to the terms and conditions of the rights agreement. The rights agreement will terminate on the twentieth anniversary of the merger, subject to certain exceptions and extension. See the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page 241 of this joint proxy statement/prospectus for a further description of the rights agreement.

To effect a repurchase or exchange, a holder of shares of class A stock must provide BPR with a notice of exchange. The exchange must be for at least 1,000 shares of class A stock, or, if for less than 1,000 shares of class A stock, for all of the shares of class A stock held by the tendering holder.

Transfer Restrictions

In order to qualify as a REIT under the Code for a taxable year, certain ownership requirements must be satisfied by BPR. In order to meet these requirements, the amended charter contains provisions which limit the value of BPR stock that a stockholder may own, or be deemed to own by virtue of the applicable attribution provisions of the Code. The ownership limit is set at 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of capital stock. The BPR board, in its sole and absolute discretion, may waive the ownership limit in certain circumstances. If shares of capital stock in excess of the ownership limit, or shares which would cause BPR to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares. The GGP board has waived these ownership limits with respect to BAM and its affiliates and, subject to certain exceptions and conditions, their transferees.

Listing and Transfer Agent

GGP plans to list the class A stock on the NASDAQ under the trading symbol “BPR.” The transfer agent and registrar for the class A stock is expected to be American Stock Transfer & Trust Company, LLC, Brooklyn, New York.

DESCRIPTION OF CLASS B STOCK

The following description of class B stock sets forth certain general terms and provisions of class B stock. Each share of class B-1 stock shall have terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of a share of class B stock, and references herein to class B stock shall be deemed to be a reference to class B stock and class B-1 stock, as applicable. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the amended charter and amended bylaws, forms of which are attached as Annex B and Annex C to this joint proxy statement/prospectus, respectively, and are incorporated herein by reference.

Voting Rights

Except as otherwise expressly provided in the amended charter or as required by law, the holders of class A stock, class B stock and class C stock will vote together and not as separate classes. The holders of shares of class B stock will be entitled to five votes for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter, except that holders of shares of class B stock will not be entitled to vote, as a separate class or together with the class C stock, to increase the voting power of the class B stock or class C stock. However, the holders of shares of class B stock will be entitled to vote, as a separate class or together with the class C stock, to reduce the voting power of the class B stock or class C stock.

In addition, BPR may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of class B stock, voting as a class, amend, alter or repeal the provisions of the amended charter so as to adversely affect any right, preference, privilege or voting power of the class B stock.

Dividends

Pursuant to the amended charter and subject to the prior rights of holders of all classes, including the class A stock, and any series of preferred stock at the time outstanding having prior rights as to dividends, each share of class B stock will entitle its holder to cumulative dividends per share in a cash amount at a rate of 10% per year of the class B liquidation amount per share, with such class B liquidation amount per share equal to the last closing price of a share of GGP common stock on the NYSE on the trading day immediately preceding the date the series B designations was filed with the Secretary of State of the State of Delaware. Dividends on the class B stock may also be paid by an in-kind distribution of additional shares of class B stock or any other class of shares of capital stock of BPR ranking junior to the class A stock. Dividends on the class B stock shall be cumulative and shall be payable quarterly in arrears, provided however that the first payment date (when, as and if declared by the BPR board) with respect to dividends on the class B stock shall not be before January 15, 2019.

Notwithstanding the foregoing, except for distributions to holders of class B stock in shares of any other class or series of stock of BPR ranking junior to the class A stock, holders of the class B stock will not be entitled to receive dividends, redemptions or other distributions: (i) unless and until (a) BPR has paid the aggregate dividends owed to the holders of class A stock and (b) the dividend coverage ratio (as defined below) is equal to or greater than 1.25:1, (ii) if any tendering holder of class A stock has not received the cash or BPY units due upon exchange or (iii) if holders of class A stock are owed cash in the event of an adjustment to the conversion factor. The dividend coverage ratio is referred to as a ratio of (i) BPR’s funds from operations, as calculated in accordance with the definition of funds from operations used by NAREIT, for the immediately preceding fiscal quarter, to (ii) the product of (a) the amount of the most recent regular quarterly distribution declared by BPY on each BPY unit, times (b) the number of shares of class A stock outstanding at such time.

Liquidation

Upon a liquidation, dissolution or winding up of BPR or GGPOP, whether or not concurrent with the liquidation, dissolution or winding up of BPY, and after the payment of the full amount due to the holders of class A stock described above under the section entitled “Description of Class A Stock—Liquidation,” the holders of class B stock shall be entitled to a cash amount, for each share of class B stock, equal to the class B liquidation amount per share, plus all declared and unpaid dividends. If, upon any such liquidation, dissolution or winding up, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of class B stock ratably in proportion to the full amounts which they would otherwise be respectively entitled to receive.

Power to Increase or Decrease the Authorized Number of Shares of Class B Stock

The number of authorized shares of class B stock may not be increased or decreased without the affirmative vote of the holders of a majority of the outstanding shares of class B stock voting separately as a class, in accordance with Section 242(b)(2) of the DGCL.

Power to Issue Additional Shares of Class B Stock

The BPR board will be authorized to issue additional shares of class B stock without stockholder approval.

Transfer Restrictions

In order to qualify as a REIT under the Code for a taxable year, certain ownership requirements must be satisfied by BPR. In order to meet these requirements, the amended charter contains provisions which limit the value of BPR stock that a stockholder may own, or be deemed to own by virtue of the applicable attribution provisions of the Code. The ownership limit is set at 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of capital stock. The BPR board, in its sole and absolute discretion, may waive the ownership limit in certain circumstances. If shares of capital stock in excess of the ownership limit, or shares which would cause BPR to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares. The GGP board has waived these ownership limits with respect to BAM and its affiliates and, subject to certain exceptions and conditions, their transferees.

Listing and Transfer Agent

GGP does not anticipate that the class B stock will be listed. The transfer agent and registrar for the class B stock is expected to be American Stock Transfer & Trust Company, LLC, Brooklyn, New York.

DESCRIPTION OF CLASS C STOCK

The following description of class C stock sets forth certain general terms and provisions of class C stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the amended charter and amended bylaws, forms of which are attached as Annex B and Annex C to this joint proxy statement/prospectus, respectively, and are incorporated herein by reference.

Voting Rights

Except as otherwise expressly provided in the amended charter or as required by law, the holders of class A stock, class B stock and class C stock will vote together and not as separate classes. The holders of shares of class C stock will be entitled to five votes for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter, except that holders of shares of class C stock will not be entitled to vote, as a separate class or together with the holders of class B stock, to increase the voting power of the class B stock or class C stock. However, the holders of shares of class C stock will be entitled to vote, as a separate class or together with the holders of class B stock, to reduce the voting power of the class C stock or class B stock.

In addition, BPR may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of class C stock, voting as a class, amend, alter or repeal the provisions of the amended charter so as to adversely affect any right, preference, privilege or voting power of the class C stock.

Dividends

Pursuant to the amended charter and subject to the prior rights of holders of all classes, including the class A stock and class B stock, and any series of preferred stock at the time outstanding having prior rights as to dividends, each share of class C stock will entitle its holder to dividends when, as and if declared by the BPR board out of any assets of BPR legally available therefore. The record and payment date for dividends on shares of class C stock shall be such date that the BPR board shall designate.

Notwithstanding the foregoing, holders of the class C stock will not be entitled to receive dividends, redemptions or other distributions: (i) unless and until (a) BPR has paid the aggregate dividends owed to the holders of class A stock and (b) the dividend coverage ratio is equal to or greater than 1.25:1, (ii) if any tendering holder of class A stock has not received the cash or BPY units due upon exchange, (iii) if holders of class A stock are owed cash in the event of an adjustment to the conversion factor or (iv) unless and until the full cumulative dividends on the class B stock for all past dividend periods and any current dividend periods have been (or contemporaneously are) (a) declared or paid in cash or (b) declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

Liquidation

Upon a liquidation, dissolution or winding up of BPR or GGPOP, whether or not concurrent with the liquidation, dissolution or winding up of BPY, and after the payment of the full amounts due to the holders of class A stock described above under the section entitled “Description of Class A Stock—Liquidation” and to the holders of class B stock described above under the section entitled “Description of Class B Stock—Liquidation,” the remaining assets of BPR will be distributed on an equal priority, pro rata basis to the holders of class C stock and common stock.

Power to Increase or Decrease the Authorized Number of Shares of Class C Stock

The number of authorized shares of class C stock may not be increased or decreased without the affirmative vote of the holders of a majority of the outstanding shares of class C stock voting separately as a class, in accordance with Section 242(b)(2) of the DGCL.

Power to Issue Additional Shares of Class C Stock

The BPR board will be authorized to issue additional shares of class C stock without stockholder approval.

Transfer Restrictions

In order to qualify as a REIT under the Code for a taxable year, certain ownership requirements must be satisfied by BPR. In order to meet these requirements, the amended charter contains provisions which limit the value of BPR stock that a stockholder may own, or be deemed to own by virtue of the applicable attribution provisions of the Code. The ownership limit is set at 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of capital stock. The BPR board, in its sole and absolute discretion, may waive the ownership limit in certain circumstances. If shares of capital stock in excess of the ownership limit, or shares which would cause BPR to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares. The GGP board has waived these ownership limits with respect to BAM and its affiliates and, subject to certain exceptions and conditions, their transferees.

Listing and Transfer Agent

GGP does not anticipate that the class C stock will be listed. The transfer agent and registrar for the class C stock is expected to be American Stock Transfer & Trust Company, LLC, Brooklyn, New York.

COMPARISON OF RIGHTS OF HOLDERS OF

GGP SERIES A PREFERRED STOCK AND NEW SERIES A PREFERRED STOCK

If the merger is consummated, the holders of GGP’s pre-existing series A preferred stock will become holders of the new series A preferred stock. The rights of GGP’s pre-existing series A preferred stockholders are currently governed by and subject to the provisions of the DGCL, the GGP charter, including the Certificate of Designations, Preferences and Rights of 6.375% Series A Cumulative Redeemable Preferred Stock of GGP, and the GGP bylaws. Upon consummation of the merger, the rights of GGP’s pre-existing series A preferred stockholders who receive the new series A preferred stock will be governed by the DGCL and the amended charter, the amended bylaws and the new series A preferred stock designations. Except for conversion rights upon a change of control, as outlined below, there are no material differences between the rights of holders of GGP’s pre-existing series A preferred stock and the holders of the new series A preferred stock under the DGCL or the amended charter and amended bylaws.

Upon a change of control, holders of GGP’s pre-existing series A preferred stock currently have the right to convert some or all of such shares into GGP common stock. Holders of new series A preferred stock, upon a change of control pursuant to the new series A preferred stock designations, will have the right to elect to convert some or all of such shares into either class A stock or class C stock, but not both. If a holder of new series A preferred stock makes no election on whether to receive class A stock or class C stock, such holder will receive class A stock upon such conversion.

For a summary description of the new series A preferred stock designations, refer to the section entitled “Description of New Series A Preferred Stock” beginning on page 291 of this joint proxy statement/prospectus.

You are urged to read carefully the relevant provisions of the DGCL, as well as the governing corporate instruments of GGP, copies of which are available, without charge, to any person, including any GGP stockholders to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus.

DESCRIPTION OF NEW SERIES A PREFERRED STOCK

On February 13, 2013, GGP issued 10,000,000 shares of 6.375% series A cumulative perpetual preferred stock at a price of $25.00 per share. The following summary assumes that the certificate of designations governing the terms of the 6.375% series A cumulative perpetual preferred stock will be amended in connection with the Transactions, and is qualified by reference to the new series A preferred stock designations. The new series A preferred stock designations are being filed with the SEC as Exhibit B to the charter amendments, which is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference.

Dividends

Holders of the new series A preferred stock are entitled to cumulative preferential cash dividends (whether or not declared) at a rate of 6.375% per year of the $25.00 liquidation preference per share (equivalent to an annual rate of $1.59375 per share). Dividends on the new series A preferred stock are payable quarterly in arrears on the first day of January, April, July and October of each year, or, if not a business day, on the next succeeding business day (and no interest, additional dividends or other sums will accrue or accumulate on the amount so payable for the period from and after that dividend payment date to that next succeeding business day), when, as and if declared by the BPR board.

Ranking

The new series A preferred stock ranks:

•	senior to the class C stock, class B stock, class A stock and any other class or series of capital stock established by BPR in the future, the terms of which specifically provide that such series ranks junior to the new series A preferred stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up;

•	on parity with any other series of preferred stock that BPR may establish in the future, the terms of which specifically provide that such series ranks on parity with the new series A preferred stock with respect to the payment of dividends and distributions of assets upon the liquidation, dissolution or winding up of BPR; and

•	junior to any other series of preferred stock established by BPR in the future, the terms of which specifically provide that such series ranks senior to the new series A preferred stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up (which establishment shall be subject to the provisions described in the section below entitled “—Voting Rights”).

Liquidation Preference

If BPR liquidates, dissolves or winds up, holders of the new series A preferred stock will be entitled to receive out of BPR’s assets available for distribution to stockholders (after payment or provision for all of BPR’s debts and other liabilities and subject to the preferential rights of the holders of any series of preferred stock ranking senior to the new series A preferred stock with respect to the distribution of assets upon BPR’s liquidation, dissolution or winding up (the establishment of which series of preferred stock shall be subject to the provisions described in the section below entitled “—Voting Rights”)) a liquidation preference of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of payment, before any distribution of assets is made to the holders of the class C stock, class B stock, class A stock and any other class or series of BPR’s capital stock ranking junior to the new series A preferred stock with respect to the distribution of assets upon BPR’s liquidation, dissolution or winding up.

Optional Redemption

Except with respect to the special optional redemption and REIT qualification optional redemption provisions described below, BPR may not redeem the new series A preferred stock prior to February 13, 2018.

On or after February 13, 2018, BPR, at its option, upon giving the notice described below, may redeem the new series A preferred stock, in whole at any time or in part from time to time, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption. Any partial redemption will be made on a pro rata basis or by any other equitable method determined by BPR and in accordance with any applicable securities exchange rules.

Special Optional Redemption

Upon the occurrence of a change of control (as defined below), BPR may, at its option, redeem the new series A preferred stock, in whole or in part within 120 days after the first date on which such change of control occurred, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

A “change of control” occurs when, after the initial delivery of the new series A preferred stock, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions, of BPR’s stock entitling that person to exercise more than 50% of the total voting power of all BPR’s stock entitled to vote generally in the election of BPR’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither BPR nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE MKT or the NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or the NASDAQ.

Conversion Rights

Upon the occurrence of a change of control, each holder of the new series A preferred stock will have the right to convert some or all of the new series A preferred stock held by such holder (unless BPR has provided or provides irrevocable notice of its election to redeem the new series A preferred stock, in which case such holder will only have the right with respect to the shares of the new series A preferred stock not called for redemption (unless BPR defaults in the payment of the redemption price and all accumulated and unpaid dividends, in which case such holder will again have a conversion right with respect to the shares subject to such default in payment)) into a number of shares of class A stock or class C stock (whichever class is elected by the holder of the new series A preferred stock) per share of the new series A preferred stock to be converted equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of all accumulated and unpaid dividends (whether or not declared) to, but not including, the change of control conversion date (unless the change of control conversion date is after a record date for a new series A preferred stock dividend payment and prior to the corresponding new series A preferred stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the class A stock price or the class C stock price, as applicable; and

•	the class A share cap or the class C share cap, as applicable (each, as defined in the new series A preferred stock designations), subject to certain adjustments,

•

The new series A preferred stock designations defines the class A share cap as being equal to (i) 2.4679 multiplied by (ii) the sum of (a) the number of shares of class A stock distributed with respect to each share of GGP common stock, plus (b) the aggregate cash consideration received per share of GGP common stock pursuant to the pre-closing dividend and the merger consideration divided by the volume weighted average trading price of BPY units on the NASDAQ on each of the five (5) consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the date of the effective time of the charter amendments (in each case, assuming a cash election and applicable proration).

•	The new series A preferred stock designations defines the class C share cap as 2.4679.

subject, in each case, to provisions for the receipt of alternative consideration and other conditions.

If a holder of the new series A preferred stock makes no election on whether to receive class A stock or class C stock, such holder will receive class A stock upon conversion.

Except as provided above in connection with a change of control, the new series A preferred stock is not convertible into or exchangeable for any other securities or property.

REIT Qualification Optional Redemption

If the redemption of a holder’s new series A preferred stock is required to prevent a violation of the ownership limit (which is 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of class A stock, class B stock, class C stock, new series A preferred stock and any other common stock or preferred stock authorized by the amended charter, collectively, as may be adjusted by the amended charter), then BPR may, at its option, redeem the new series A preferred stock of such holder, in such amount required to comply with the ownership limit, for cash at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared), to, but not including, the date of redemption.

Transfer Restrictions

In order to qualify as a REIT under the Code for a taxable year, certain ownership requirements must be satisfied by BPR. In order to meet these requirements, the amended charter contains provisions which limit the value of BPR stock that a stockholder may own, or be deemed to own by virtue of the applicable attribution provisions of the Code. The ownership limit is set at 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of capital stock. The BPR board, in its sole and absolute discretion, may waive the ownership limit in certain circumstances. If shares of capital stock in excess of the ownership limit, or shares which would cause BPR to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares. The GGP board has waived these ownership limits with respect to BAM and its affiliates and, subject to certain exceptions and conditions, their transferees.

No Maturity, Sinking Fund Mandatory Redemption

The new series A preferred stock has no stated maturity date and is not subject to mandatory redemption or any sinking fund. BPR is not required to set aside funds to redeem the new series A preferred stock. Accordingly, the new series A preferred stock will remain outstanding indefinitely unless BPR decides to redeem the shares at its option or, under circumstances where the holders of the new series A preferred stock have a conversion right, such holders decide to convert the new series A preferred stock into class A stock or class C stock.

Voting Rights

Except as may be required by law or the rules of any securities exchange or quotation system on which the new series A preferred stock is then listed, traded or quoted, holders of the new series A preferred stock will have no voting rights. If, however, dividends on any outstanding shares of the new series A preferred stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of the new series A preferred stock, voting as a single class together with the holders of any other series of BPR’s preferred stock that it may issue in the future that are entitled to similar voting rights, will be entitled to elect two additional directors to the BPR board to serve until all unpaid dividends have been paid or declared and set apart for payment.

In addition, BPR may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of the new series A preferred stock voting separately as a class:

•	authorize, create or increase the authorized or issued amount of any class or series of capital stock ranking senior to the new series A preferred stock with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of BPR, or reclassify any authorized capital stock into, or create, authorize or issue any obligation or security convertible into, exchangeable for or evidencing the right to purchase, any such senior shares; or

•	amend, alter or repeal the provisions of the amended charter (including the new series A preferred stock designations) or amended bylaws, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the new series A preferred stock or the holders thereof.

Any increase in the amount of total authorized preferred stock, or any increase in the amount of authorized shares of the new series A preferred stock, or any creation, issuance or increase in the amount of authorized shares of any other series of the preferred stock ranking on parity with or junior to the new series A preferred stock with respect to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of BPR, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

Information Rights

During any period in which BPR is not subject to Section 13 or 15(d) of the Exchange Act and any new series A preferred stock is outstanding, BPR will (i) transmit by mail or otherwise provide (or by other permissible means under the Exchange Act) to all holders of the new series A preferred stock as their names and addresses appear in BPR’s record books (or otherwise in accordance with the applicable procedures of DTC) and, without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that BPR would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if BPR were subject thereto (other than any exhibits, including certifications, that would have been required) and (ii) promptly, upon request, provide copies of such reports to any prospective holder of the new series A preferred stock.

Preemptive Rights

No holders of the new series A preferred stock will, as holders of the new series A preferred stock, have any preemptive rights to purchase or subscribe for class A stock, class C stock or any other security.

Listing and Transfer Agent

GGP anticipates that the new series A preferred stock will be listed on the NASDAQ under the trading symbol “BPRAP.” The transfer agent and registrar for the new series A preferred stock is expected to be American Stock Transfer & Trust Company, LLC, Brooklyn, New York.

CERTAIN PROVISIONS OF THE DGCL AND OF THE AMENDED CHARTER AND AMENDED BYLAWS

The following description of the terms of certain provisions of Delaware law and the amended charter and amended bylaws that will be in effect upon the consummation of the Transactions is only a summary. For a complete description, refer to the DGCL and the amended charter and amended bylaws. The amended charter and the amended bylaws are attached as Annex B and Annex C, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference and this summary is qualified in its entirety thereby.

General

Some provisions of the DGCL and the amended charter and amended bylaws could discourage or make it more difficult to acquire control of BPR by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Special Meetings of Stockholders.

The amended charter and amended bylaws provide that a special meeting of the stockholders for any purpose or purposes may be called only by the BPR board on a date not less than 10 days nor more than 60 days after the mailing of the notice of the meeting to each BPR stockholder of record entitled to vote at such meeting.

Stockholder Action by Written Consent.

The amended charter provides that any action required or permitted to be taken by the BPR stockholders must be effected at a duly called annual or special meeting of BPR stockholders and may not be effected by any consent in writing of such stockholders, except that the holders of class B stock and class C stock may take action by consent in writing in lieu of a meeting on matters that only the holders of class B stock and class C stock (and/or both classes) are entitled to vote on.

Number of Directors

The amended charter and amended bylaws provide that the total number of directors constituting the BPR board may only be fixed by the BPR board.

Director Removal

Subject to the rights of holders of preferred stock, with respect to the election of directors under specified circumstances, any director may be removed from office with or without cause by an affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of the then outstanding voting stock, voting together as a single class.

Vacancies

The amended bylaws provide that newly created directorships resulting from an increase in the authorized number of directors may only be filled by a majority of the board of directors then in office, provided that a quorum is present, unless the board determines that such directorships should be filled by the affirmative vote of the stockholders of record of at least a majority of the BPR voting stock. Any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may only be filled by the majority vote of the remaining directors in office, even if less than a quorum is present. No change in the number of directors constituting the BPR board will shorten or increase the term of any incumbent director.

No Cumulative Voting

The amended charter and amended bylaws do not grant stockholders the right to vote cumulatively.

Advance Notice Procedure

Under the amended bylaws, nominations for director and any other business proposal may be made by a stockholder who delivers written notice, along with the additional information and materials required by the amended bylaws, to BPR’s Corporate Secretary not later than 90 days nor earlier than 120 days prior to the first anniversary of preceding year’s annual meeting. As specified in the amended bylaws, different notice deadlines apply when the date of an annual meeting is more than 30 days before or more than 70 days after the first (1st)anniversary of the prior year’s meeting or when the first (1st) public announcement of the date of an annual meeting is less than 100 days prior to the date of such annual meeting.

Under the amended bylaws, only such business shall be conducted at a special meetings of stockholders as has been brought before the meeting pursuant to BPR’s notice of meeting. Nominations for directors may be made at a special meeting of stockholders called by the BPR board or, provided that the BPR board has determined that a purpose of the special meeting is to elect directors, by a BPR stockholder provided that, among other things, the BPR stockholder complies with the applicable notice procedures in the amended bylaws. Nominations for director in this case may be made by a stockholder who delivers written notice, along with other information and materials required by the amended bylaws, to BPR’s Corporate Secretary not later than 90 days nor earlier than 120 days prior to the date of the special meeting, or if the first public announcement of the date of the special meeting is less than 100 days prior to the date of the special meeting, the tenth day following the day on which the public announcement is first made of the date of the special meeting and of the nominees proposed to be elected at that meeting.

Amendment to Bylaws

The amended charter provides that the BPR board is authorized to make, alter, amend or repeal the amended bylaws. The amended bylaws may also be amended or repealed by the affirmative vote of the holders of at least sixty-six and two-third percent of the voting power of the outstanding voting stock, voting together as a single class. However, if the BPR board recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the holders of a majority of the voting power of the then outstanding voting stock, voting together as a single class.

Limits on Transfer of Shares

The amended charter contains provisions which limit the number or value of BPR stock that a stockholder may own, or be deemed to own by virtue of the applicable attribution provision of the Code. The ownership limit is set at 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of capital stock. The BPR board, in its sole and absolute discretion, may waive the ownership limit in certain circumstances. If shares of capital stock in excess of the ownership limit, or shares which would cause BPR to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be void ab initio and the intended transferee will acquire no rights to such shares.

Interested Stockholder Transaction and Business Combination

Section 203 of the DGCL prohibits, subject to certain exceptions, a Delaware corporation from engaging in a business combination with an interested stockholder (i.e., a stockholder acquiring 15% of the outstanding voting stock) for three (3) years following the date that such stockholder becomes an interested stockholder without approval of the board of directors. Section 203 of the DGCL makes certain types of unfriendly or hostile corporate takeovers, or other non-board approved transactions involving a corporation and one (1) or more of its significant stockholders, more difficult. Delaware companies may opt out of Section 203 of the DGCL if the company’s original certificate of incorporation expressly elects not to be governed by Section 203 of the DGCL. The amended charter and amended bylaws do not “opt out” of Section 203 of the DGCL, therefore Section 203 will apply to BPR following the Transactions.

Exclusive Forum

The amended charter provides that unless BPR otherwise consents in writing, the Court of Chancery will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of BPR, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or stockholder of BPR to BPR or BPR’s stockholders, (iii) any action asserting a claim against BPR arising pursuant to any provision of the DGCL or the amended charter or the amended bylaws or (iv) any action asserting a claim against BPR that is governed by the internal affairs doctrine.

DESCRIPTION OF BPY UNITS

The following is a description of the material terms of the BPY units and a summary of certain terms of BPY’s limited partnership agreement. For more information on the limited partnership agreement, see Item 10.B, “Additional Information—Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement” in BPY’s annual report on Form 20-F for the year ended December 31, 2017, which is incorporated by reference herein. The limited partnership agreement is available electronically on the website of the SEC at www.sec.gov, and is available to BPY unitholders as described under Item 10.C, “Additional Information—Material Contracts” and Item 10.H, “Additional Information—Documents on Display” of BPY’s annual report on Form 20-F for the year ended December 31, 2017. For purposes of this section, the following terms have the following meanings, and we refer to each such entity as a BPY holding entity:

•	BPY general partner refers to Brookfield Property Partners Limited, a Bermuda exempted company, which is an indirect wholly owned subsidiary of BAM and the general partner of BPY;

•	BPY property partnership refers to Brookfield Property L.P., a Bermuda exempted limited partnership and the subsidiary operating partnership of BPY; and

•	BPY holding entities refers to the primary holding subsidiaries of the BPY property partnership from time to time, through which BPY indirectly holds all of its interests in its operating entities.

BPY Units

BPY units are non-voting limited partnership interests in BPY. A holder of BPY units does not hold a share of a corporation. Holders of BPY units do not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of holders of BPY units are based on BPY’s limited partnership agreement, amendments to which may be proposed only by or with the consent of the BPY general partner as described in the section entitled “—Amendment of BPY’s Limited Partnership Agreement” beginning on page 303 of this joint proxy statement/prospectus.

BPY units represent a fractional limited partnership interest in BPY and do not represent a direct investment in BPY’s assets and should not be viewed by investors as direct securities of BPY’s assets. Holders of BPY units are not entitled to the withdrawal or return of capital contributions in respect of BPY units, except to the extent, if any, that distributions are made to such holders pursuant to BPY’s limited partnership agreement or upon the liquidation of BPY as described in Item 10.B, “Additional Information—Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Liquidation and Distribution of Proceeds” in BPY’s annual report on Form 20-F for the year ended December 31, 2017, or as otherwise required by applicable law. Except to the extent expressly provided in BPY’s limited partnership agreement, a holder of BPY units does not have priority over any other holder of BPY units, either as to the return of capital contributions or as to profits, losses or distributions.

Holders of BPY units do not have the ability to call meetings of unitholders, and, subject to certain exceptions, holders of BPY units are not entitled to vote on matters relating to BPY except as described in the section entitled “—No Management or Control; Limited Voting” beginning on page 302 of this joint proxy statement/prospectus. Any action that may be taken at a meeting of BPY unitholders may be taken without a meeting if written consent is solicited by or on behalf of the BPY general partner and it receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting as described in the section entitled “—Meetings” beginning on page 303 of this joint proxy statement/prospectus.

Securities Exchangeable into BPY Units

Redemption-Exchange Units

The holders of non-voting limited partnership interests in the BPY property partnership, which we refer to as the redemption-exchange units, have the right to require the BPY property partnership to redeem all or a portion of the redemption-exchange units for either (i) cash in an amount equal to the market value of one BPY unit multiplied by the number of units to be redeemed (subject to certain adjustments) or (ii) such other amount of cash as may be agreed by the relevant holder and the BPY property partnership, subject to BPY’s right to acquire such interests (in lieu of redemption) in exchange for BPY units. For more information, see Item 10.B, “Additional Information—Memorandum and Articles of Association—Description of the Property Partnership Limited Partnership Agreement—Redemption-Exchange Mechanism” of BPY’s annual report on Form 20-F for the year ended December 31, 2017. Taken together, the effect of the redemption right and the right of exchange is that the holders of the redemption-exchange units will receive BPY units, or the value of such units, at the election of BPY. Should BPY determine not to exercise its right of exchange, cash required to fund a redemption of redemption-exchange units will likely be financed by a public offering of BPY units.

As of December 31, 2017, there were 432,649,105 redemption-exchange units outstanding, all of which are held, directly or indirectly, by BAM.

BPY Class A Preferred Units

A holder of class A preferred limited partnership units of the BPY property partnership, which we refer to as the BPY class A preferred units, has the right to exchange its BPY class A preferred units into BPY units at a price of $25.70 per unit. The BPY class A preferred units were issued to the Qatar Investment Authority on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven (7), ten (10) and twelve (12) years. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, BPY can effectively require a holder of BPY class A preferred units to exchange the BPY class A preferred units into BPY units as long as BPY units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the BPY class A preferred units that remain outstanding will be redeemed in exchange for BPY units valued at the 20-day, volume-weighted average trading price at such time. To the extent that the market price of BPY units is less than 80% of the exchange price at maturity, BAM has contingently agreed to acquire the seven-year and ten-year tranches of BPY class A preferred units from the holder of BPY class A preferred units for the initial issuance price plus accrued and unpaid distributions and to exchange such units for class A preferred units with terms and conditions substantially similar to the 12-year tranche. BAM has also agreed with holders of BPY class A preferred units to grant BAM the right to purchase all or any portion of the BPY class A preferred units held by the holders of BPY class A preferred units at maturity, and to grant the holders of BPY class A preferred units the right to sell all or any portion of the BPY class A preferred units held by the holders of BPY class A preferred units at maturity, in each case at a price equal to the issue price for such BPY class A preferred units plus accrued and unpaid dividends.

Exchange LP Units

In connection with the acquisition of Brookfield Office Properties Inc., which we refer to as BPO, Canadian residents had the option to elect to receive limited partnership units of Brookfield Office Properties Exchange LP, which we refer to as Exchange LP and whose limited partnership units we refer to as BPO exchange LP units, instead of BPY units, which allowed for full or partial deferral of capital gains for Canadian federal income tax purposes. Holders of BPO exchange LP units are entitled to receive distributions economically equivalent to the distributions, if any, paid from time to time by BPY on BPY units. BPO exchange LP units are not transferrable, except upon the death of a holder.

Holders of BPO exchange LP units are entitled at any time to retract (i.e., to require Exchange LP to redeem) any or all BPO exchange LP units held by them and to receive in exchange one BPY unit, plus the full amount of all declared and unpaid distributions on the BPO exchange LP units and all distributions declared on one BPY unit that have not yet been declared or paid on the BPO exchange LP units, which we refer to as the distribution amount, if any. Instead of Exchange LP redeeming the retracted units, BPY has a call right to purchase all but not less than all of the units covered by the retraction request.

Exchange LP has the right, commencing on the seventh (7th) anniversary of the initial take-up date of the BPO acquisition, to redeem all of the then outstanding BPO exchange LP units for a purchase price equal to one BPY unit for each outstanding BPO exchange LP units plus the Distribution Amount, if any. The redemption date may be accelerated if certain conditions are met. As an alternative to Exchange LP exercising its redemption right, BPY can require that each holder of BPO exchange LP units sell all the BPO exchange LP units held by such holder to BPY on the redemption date upon payment by BPY to such holder of the purchase price for such BPO exchange LP units.

Under the support agreement between BPY and Exchange LP, which we refer to as the support agreement, BPY has covenanted that, so long as such BPO exchange LP units not owned by BPY or its subsidiaries are outstanding, BPY will, among other things: (i) not declare or pay any distribution on BPY units unless (a) on the same day Exchange LP declares or pays, as the case may be, an equivalent distribution on the BPO exchange LP units and (b) Exchange LP has sufficient money to pay such distribution; (ii) take actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the BPO exchange LP units are the same as those for any corresponding distributions on BPY units; and (iii) take all actions reasonably necessary to enable Exchange LP to pay the liquidation amount, the retraction price or the redemption price to the holders of the Exchange LP Units in the event of a liquidation, dissolution or winding up of Exchange LP, a retraction request by a holder of BPO exchange LP units or a redemption of BPO exchange LP units, as the case may be.

The support agreement also provides that, without the prior approval of Exchange LP and the holders of BPO exchange LP units, BPY will not distribute its units or rights to subscribe for its units or other property or assets to all or substantially all of its holders, change any of the rights, privileges or other terms of its units, or change the then outstanding number of its units into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the BPO exchange LP units is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting its units, BPY and Exchange LP will use reasonable best efforts to take all actions necessary or desirable to enable holders of the BPO exchange LP units to participate in such transaction to the same extent and on an economically equivalent basis as its holders.

Issuance of Additional Partnership Interests

The BPY general partner has broad rights to cause BPY to issue additional partnership interests and may cause BPY to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BPY general partner in its sole discretion, all without the approval of BPY’s limited partners.

Investments in the BPY Property Partnership

If and to the extent that BPY raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the BPY property partnership, unless otherwise agreed by BPY and the BPY property partnership.

Capital Contributions

No partner of BPY has the right to withdraw any or all of its capital contribution. BPY’s limited partners have no liability for further capital contributions to BPY. Each limited partner’s liability will be limited to the amount of capital such partner is obligated to contribute to BPY for its limited partner interest plus its share of any undistributed profits and assets, subject to certain exceptions. See the section entitled “—Limited Liability” beginning on page 302 of this joint proxy statement/prospectus.

Distributions

Distributions to partners of BPY will be made only as determined by the BPY general partner in its sole discretion. However, the BPY general partner will not be permitted to cause BPY to make a distribution if BPY does not have sufficient cash on hand to make the distribution (including as a result of borrowing), the distribution would render BPY insolvent, or if, in the opinion of the BPY general partner, the distribution would leave BPY with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, BPY, the BPY property partnership or one or more of the BPY holding entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution. The amount of taxes withheld or paid by BPY in respect of BPY units held by limited partners or the BPY general partner shall be treated either as a distribution to such partner or as a general expense of BPY as determined by the BPY general partner in its sole discretion.

The BPY general partner has sole authority to determine whether BPY will make distributions and the amount and timing of these distributions. The BPY general partner has adopted a distribution policy pursuant to which BPY intends to make quarterly cash distributions in such amounts as are determined in its sole discretion. The quarterly distribution is currently anticipated to be approximately $1.26 per BPY unit on an annualized basis. BPY’s distribution policy is to retain sufficient cash flow within BPY’s operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, BPY plans to raise external capital. BPY believes that a payout ratio of 80% of funds from operations, which, for the purposes of this section, we refer to as FFO should accomplish this objective. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results” of BPY’s annual report on Form 20-F for the year ended December 31, 2017 for a discussion of FFO. BPY has invested a substantial amount of capital in development and redevelopment projects primarily in BPY’s office and retail businesses. Once BPY realizes stabilized cash flow from these initiatives, BPY expects the growth in BPY’s payout to meet its target range of 5% to 8% annually. BPY, the BPY property partnership or one or more BPY holding entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

From time to time BPY’s distributions may exceed the above percentages as a result of acquisitions that are attractive on a long-term cash flow and/or return basis but are not immediately accretive to FFO. However, there can be no assurance that BPY will be able to make distributions in the amounts discussed above or meet its target growth rate. BPY’s ability to make distributions will depend on BPY receiving sufficient distributions from the BPY property partnership, which in turn will depend on the BPY property partnership receiving sufficient distributions from the BPY holding entities, and BPY cannot assure you that BPY will in fact make cash distributions as intended. In particular, the amount and timing of distributions will depend upon a number of factors, including, among others, BPY’s actual results of operations and financial condition, the amount of cash that is generated by its operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to leverage its operations and investments or to fund liquidity needs, levels of operating and other expenses, contingent liabilities and other factors that the BPY general partner deems relevant.

Distributions made by the BPY property partnership will be made in the sole discretion of BPY, and will be made pro rata with respect to the BPY property partnership’s managing general partnership interest owned by BPY and those limited partnership interests owned by BAM. Additionally, the BPY property partnership pays a quarterly equity enhancement distribution to an affiliate of BAM, Property Special LP, of 0.3125% of the amount by which BPY’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the spin-off of BPY, subject to certain adjustments. Property Special LP is also entitled to receive incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the BPY property partnership exceed specified target levels as set forth in the BPY property partnership’s limited partnership agreement. BPY’s ability to make distributions will be subject to additional risks and uncertainties, including those set forth in the section entitled “Risk Factors—Risks Relating to BPR and/or BPY Following the Transactions” beginning on page 156 of this joint proxy statement/prospectus and in the documents incorporated by reference herein, and Item 5, “Operating and Financial Review and Prospects” of BPY’s annual report on Form 20-F for the year ended December 31, 2017. In particular, see Item 3.D, “Key Information—Risk Factors—Risks Relating to Us and Our Structure—We may not be able to continue paying comparable or growing cash distributions to our unitholders in the future” and “—Risks Related to Our Relationship with Brookfield—Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders” in BPY’s annual report on Form 20-F for the year ended December 31, 2017. In addition, the BPY general partner will not be permitted to cause BPY to make a distribution if BPY does not have sufficient cash on hand to make the distribution, if the distribution would render BPY insolvent or if, in the opinion of the BPY general partner, the distribution would leave BPY with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For more information on the BPY property partnership limited partnership agreement, see Item 10.B, “Additional Information—Memorandum and Articles of Association—Description of the Property Partnership Limited Partnership Agreement” in BPY’s annual report on Form 20-F for the year ended December 31, 2017, which is incorporated by reference herein.

Limited Liability

Assuming that a limited partner does not participate in the control or management of BPY or conduct the affairs of, sign or execute documents for or otherwise bind BPY within the meaning of the Bermuda Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of BPY’s limited partnership agreement, such partner’s liability under the Bermuda Limited Partnership Act 1883 and BPY’s limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to BPY for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

If it were determined, however, that a limited partner was participating in the control or management of BPY or conducting the affairs of, signing or executing documents for or otherwise binding BPY (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act 1883 or the Bermuda Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of BPY in respect of all debts of BPY incurred while that limited partner was so acting or purporting to act. Neither BPY’s limited partnership agreement nor the Bermuda Limited Partnership Act 1883 specifically provides for legal recourse against the BPY general partner if a limited partner were to lose limited liability through any fault of the BPY general partner. While this does preclude a limited partner from seeking legal recourse, BPY are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control; Limited Voting

BPY’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BPY and do not have any right or authority to act for or to bind BPY or to take part or interfere in the conduct or management of BPY. Limited partners are not entitled to vote on matters relating to BPY, although holders of BPY units are entitled to consent to certain matters with respect to certain amendments to BPY’s limited partnership agreement and certain matters with respect to the withdrawal of the BPY general partner as described in further detail below. Each BPY unit entitles the holder thereof to one vote for the purposes of any approvals of holders of BPY units. In addition to their rights under BPY’s limited partnership agreement, limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with MI 61-101) and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. Each BPY unit entitles the holder thereof to one vote for the purposes of any approvals of holders of BPY units.

Meetings

The BPY general partner may call special meetings of the limited partners at a time and place outside of Canada determined by the BPY general partner on a date not less than ten (10) days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the BPY general partner (which may not be less than ten (10) nor more than 60 days before the meeting) are entitled to notice of any meeting.

Written consents may be solicited only by or on behalf of the BPY general partner. Any such consent solicitation may specify that any written consents must be returned to BPY within the time period, which may not be less than 20 days, specified by the BPY general partner.

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, the BPY general partner may set a record date, which may be not less than ten (10) nor more than 60 days before the date by which record holders are requested in writing by the BPY general partner to provide such consents. Only those holders of partnership interests on the record date established by the BPY general partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendment of BPY’s Limited Partnership Agreement

Amendments to BPY’s limited partnership agreement may be proposed only by or with the consent of the BPY general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the BPY general partner must seek approval of a majority of outstanding BPY units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.

Prohibited Amendments

No amendment may be made that would:

1. enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

2. enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BPY to, the BPY general partner or any of its affiliates without the consent of the BPY general partner, which may be given or withheld in its sole discretion.

The provision of BPY’s limited partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding BPY units.

No Limited Partner Approval

Subject to applicable law, the BPY general partner may generally make amendments to BPY’s limited partnership agreement without the approval of any limited partner to reflect:

1. a change in the name of BPY, the location of its registered office or its registered agent;

2. the admission, substitution or withdrawal of partners in accordance with BPY’s limited partnership agreement;

3. a change that the BPY general partner determines is reasonable and necessary or appropriate for BPY to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the BPY general partner to ensure that BPY will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

4. an amendment that the BPY general partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

5. an amendment that is necessary, in the opinion of BPY’s counsel, to prevent BPY or the BPY general partner or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act, or similar legislation in other jurisdictions;

6. an amendment that the BPY general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

7. any amendment expressly permitted in BPY’s limited partnership agreement to be made by the BPY general partner acting alone;

8. any amendment that the BPY general partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by BPY of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by BPY’s limited partnership agreement;

9. a change in BPY’s fiscal year and related changes; or

10. any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, the BPY general partner may make amendments to BPY’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the BPY general partner:

1. do not adversely affect BPY’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

2. are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

3. are necessary or appropriate to facilitate the trading of BPY units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which BPY units are or will be listed for trading;

4. are necessary or appropriate for any action taken by the BPY general partner relating to splits or combinations of units under the provisions of BPY’s limited partnership agreement; or

5. are required to effect the intent expressed in the final registration statement and prospectus of BPY filed in connection with the spin-off of BPY from BAM or the intent of the provisions of BPY’s limited partnership agreement or are otherwise contemplated by BPY’s limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

The BPY general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described in the section above entitled “—No Limited Partner Approval” should occur. No other amendments to BPY’s limited partnership agreement will become effective without the approval of holders of at least 90% of BPY units, unless BPY obtains an opinion of counsel to the effect that the amendment will not (i) cause BPY to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BPY general partner has not made the election described below under “—Election to be Treated as a Corporation”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of BPY’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Election to be Treated as a Corporation

If the BPY general partner determines in its sole discretion that it is no longer in BPY’s best interests to continue as a partnership for U.S. federal income tax purposes, the BPY general partner may elect to treat BPY as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Accounts, Reports and Other Information

Under BPY’s limited partnership agreement, within the time required by applicable laws and regulations, including any rules of any applicable securities exchange, the BPY general partner is required to prepare financial statements in accordance with IFRS or such other appropriate accounting principles as determined from time to time and make publicly available as of a date selected by the BPY general partner, in its sole discretion, BPY’s financial statements together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the BPY general partner deems appropriate. BPY’s annual financial statements must be audited by an independent accounting firm of international standing. BPY’s quarterly financial statements may be unaudited and will be made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange.

The BPY general partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of BPY on an annual basis a Schedule K-1 (or equivalent). The BPY general partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of BPY for U.S. federal income tax reporting purposes. The BPY general partner will also use commercially reasonable efforts to supply information required by limited partners of BPY for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction

BPY’s limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda. Under BPY’s limited partnership agreement, each of BPY’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to BPY’s limited partnership agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of BPY.

Where a document provides for the submission to the exclusive or non-exclusive jurisdiction of the Bermuda courts, the court may decline to accept jurisdiction in any matter where: (a) it determines that some other jurisdiction is a more appropriate or convenient forum; (b) another court of competent jurisdiction has made a determination in respect of the same matter; or (c)  litigation is pending in respect of the same matter in another jurisdiction.

Transfers of Units

BPY is not required to recognize any transfer of BPY units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to BPY as a partner with respect to the unit so transferred subject to and in accordance with the terms of BPY’s limited partnership agreement. Any transfer of a unit will not entitle the transferee to share in the profits and losses of BPY, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to BPY’s limited partnership agreement.

By accepting a unit for transfer in accordance with BPY’s limited partnership agreement, each transferee will be deemed to have:

•	become bound by the terms of BPY’s limited partnership agreement;

•	granted an irrevocable power of attorney to the BPY general partner or the liquidator of BPY and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents and other instruments relating to the existence or qualification of BPY as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which BPY may conduct activities and affairs or own property; any amendment, change, modification or restatement of BPY’s limited partnership agreement, subject to the requirements of BPY’s limited partnership agreement; the dissolution and liquidation of BPY; the admission or withdrawal of any partner of BPY or any capital contribution of any partner of BPY; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of BPY and any tax election with any limited partner or general partner on behalf of BPY or the partners; and (ii) subject to the requirements of BPY’s limited partnership agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the BPY general partner or the liquidator of BPY, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by BPY’s partners or is consistent with the terms of BPY’s limited partnership agreement or to effectuate the terms or intent of BPY’s limited partnership agreement;

•	made the consents and waivers contained in BPY’s limited partnership agreement, including with respect to the approval of the transactions and agreements entered into in connection with BPY’s formation and the spin-off of BPY from BAM; and

•	ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of BPY in accordance with its limited partnership agreement, including the granting of any charge or security interest over the assets of BPY and the assumption of any indebtedness in connection with the affairs of BPY.

The transfer of any unit and the admission of any new partner to BPY will not constitute any amendment to its limited partnership agreement.

Service of Process and Enforceability of Civil Liabilities

BPY is organized under the laws of Bermuda. A substantial portion of BPY’s assets may be located outside of Canada and the United States and certain of the directors of the BPY general partner, as well as certain of the experts named in this document, may be residents of jurisdictions outside of Canada and the United States. BPY has expressly submitted to the jurisdiction of certain state and federal courts in New York and of the Ontario courts and has appointed an attorney for service of process in Ontario and in the United States. However, it may be difficult for investors to effect service within Ontario or elsewhere in Canada or the United States upon those directors of the BPY general partner and experts who are not residents of Canada or the United States. Furthermore, it may be difficult to realize upon or enforce in Canada or the United States any judgment of a court of Canada or the United States against BPY, the directors of the BPY general partner or the experts named in this document since a substantial portion of BPY’s assets and the assets of such persons may be located outside of Canada and the United States.

BPY has been advised by counsel that there is no treaty in force between Canada and Bermuda or the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a Canadian or U.S. judgment would be capable of being the subject of enforcement proceedings in Bermuda against BPY, the directors of the BPY general partner or the experts named in this document depends on whether the Canadian or U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over BPY, the directors of the BPY general partner or the experts named in this document, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would issue a final and conclusive judgment in personam in respect of a judgement obtained in a Canadian or U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a judgment as long as (i) the Canadian or U.S. court had proper jurisdiction over the parties subject to the Canadian or U.S. judgment; (ii) the Canadian or U.S. court did not contravene the rules of natural justice of Bermuda; (iii) the Canadian or U.S. judgment was not obtained by fraud; (iv) the enforcement of the Canadian or U.S. judgment would not be contrary to the public policy of Bermuda; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (vi) there is due compliance with the correct procedures under the laws of Bermuda.

In addition to and irrespective of jurisdictional issues, Bermuda courts will not enforce a provision of Canadian or U.S. federal securities laws that is either penal in nature or contrary to public policy. It is the advice of BPY’s Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Bermuda. Specified remedies available under the laws of Canadian or U.S. jurisdictions, including specified remedies under Canadian securities laws or U.S. federal securities laws, would not likely be available under Bermuda law or enforceable in a Bermuda court, as, among other reasons, they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against BPY, the directors of the BPY general partner or the experts named in this document in the first instance for a violation of Canadian securities laws or U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda.

PAST TRANSACTIONS INVOLVING GGP COMMON STOCK

Warrant Exercise

On October 6, 2017, certain affiliates of BPY exercised all of their respective warrants to acquire additional shares of GGP common stock. The exercise price per share was $8.3621 with respect to 56,178,901 underlying shares of GGP common stock and $8.1678 with respect to 21,123,856 underlying shares of GGP common stock. Warrants to acquire an aggregate of 55,296,573 shares of GGP common stock were settled using the full physical settlement method (which required the applicable holder of the warrants to pay, in cash, the aggregate exercise price applicable to the warrants held thereby). Warrants to acquire an aggregate of 22,006,185.41 shares of GGP common stock were settled using the net share settlement method (pursuant to which GGP withheld an aggregate of 8,482,487.40 shares of GGP common stock, valued at the closing price for the GGP common stock on October 6, 2017 of $21.21, to satisfy the aggregate exercise price, issued to the applicable holder 13,523,695 shares of GGP common stock and paid cash to the applicable holder for fractional shares of GGP common stock).

The warrant exercise resulted in the acquisition by BPY and its affiliates of an additional 68 million shares of GGP common stock, increasing its ownership from 29% to approximately 34%. Following the exercise of the warrants, BPY and its affiliates no longer held any warrants to acquire GGP common stock.

Transactions Involving Investment Vehicles

Since BPY’s initial investment in GGP in November 2010, certain affiliates of BPY have from time to time acted as investment vehicles for certain third party investors in respect of GGP common stock. These relationships and related transactions have been disclosed in BPY’s Section 13 filings with the SEC. In the past two (2) years, the following such transactions have taken place:

•	On August 19, 2016, BRH II Sub (an investment vehicle subsidiary of BPY) made an in-kind distribution of (i) 11,550,291 shares of GGP common stock and (ii) warrants to acquire 10,150,990 shares of GGP common stock held by it to the Northern Trust Company, the custodian for Future Fund Board of Guardians, representing all of the shares of GGP common stock and warrants owned by BRH II Sub that were beneficially owned by Future Fund Board of Guardians.

•	On August 19, 2016, BAMPIC US (an investment vehicle subsidiary of BPY) terminated its investment management agreement, pursuant to which BAMPIC US had acted as the investment manager for the Abu Dhabi Investment Authority, or ADIA, with respect to 29,721,074 shares of GGP common stock and warrants exercisable to purchase 6,820,677 shares of GGP common stock owned by ADIA. As a result of the termination of the investment management agreement, BPY no longer beneficially owned the AIDA shares of GGP common stock and warrants.

COMPARISON OF RIGHTS OF HOLDERS OF GGP COMMON STOCK,

CLASS A STOCK AND BPY UNITS

GGP is a corporation existing under Delaware law. BPY is an exempted limited partnership existing under Bermuda law. The rights of GGP common stockholders are governed by the DGCL and the GGP charter and GGP bylaws, each of which will be amended and restated as set forth in the merger agreement subject to approval by the GGP stockholders and effective upon the filing of the charter amendments with the Secretary of State of the State of Delaware. The rights of holders of class A stock will be governed by the DGCL and the amended charter and the amended bylaws. The rights of BPY unitholders are governed by BPY’s limited partnership agreement and certain provisions of Bermuda law. Upon the consummation of the merger, the rights of the former GGP common stockholders who elect to receive shares of class A stock will be governed by, and will be subject to, the DGCL, the amended charter and the amended bylaws, and the rights of former GGP common stockholders who elect to receive BPY units will be governed by, and will be subject to, the BPY limited partnership agreement and certain provisions of Bermuda law.

The following comparison is a summary of certain material differences between the rights of GGP common stockholders, holders of class A stock and BPY unitholders under the governing documents of GGP, BPR and BPY and the applicable laws noted above. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the DGCL, (ii) the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and the Bermuda Partnership Act 1902, (iii) the GGP charter and the GGP bylaws; (iv) the amended charter and the amended bylaws, (v) BPY’s limited partnership agreement and (vi) the bye-laws of the BPY general partner.

This section does not include a complete description of all of the differences between the rights of GGP common stockholders, holders of class A stock and BPY unitholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Delaware law and Bermuda law, as well as the governing documents of each of GGP, BPR and BPY, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available, without charge, to any person, including any beneficial owner of GGP common stock and BPY units to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information; Incorporation by Reference” beginning on page 343 of this joint proxy statement/prospectus.

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
Corporate Governance
GGP is a Delaware corporation and a self-administered and self-managed REIT. The rights of common stockholders are governed by the DGCL and the GGP charter and the GGP bylaws, each of which will be amended and restated as set forth in the merger agreement.	BPR is a Delaware corporation. The rights of holders of class A stock, upon consummation of the merger, will be governed by the DGCL and the amended charter and the amended bylaws as described below.	BPY is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. BPY’s limited partnership agreement provides for the management and control of BPY by a general partner, the BPY general partner.

Authorized Capital Stock
GGP is authorized to issue 11,000,000,000 shares of common stock, par value $0.01 per share. The charter amendments retain this authorization.	BPR is authorized to issue 4,517,500,000 shares of class A stock, par value $0.01 per share. The number of authorized shares of class A stock may not be	BPY interests consist of general partnership units, BPY units, which represent limited partnership interests in BPY, and any additional partnership

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
As of the close of business on June 20, 2018, there were 958,392,649 shares of GGP common stock outstanding.	increased or decreased without the affirmative vote of the holders of a majority of the outstanding shares of class A stock voting separately as a class, in accordance with Section 242(b)(2) of the DGCL.

interests representing limited partnership interests that it may issue in the future.

The BPY general partner has broad rights to cause BPY to issue additional partnership interests and may cause BPY to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BPY general partner in its sole discretion, all without the approval of BPY’s limited partners.

Voting Rights
The holders of outstanding shares of common stock have the right to vote on all questions to the exclusion of all other stockholders, each holder of record of common stock being entitled to one vote for each share of common stock.	Except as otherwise expressly provided in the amended charter or as required by law, the holders of class A stock, class B stock and class C stock, which we refer to collectively as voting stock, will vote together and not as separate classes. The holders of shares of class A stock will be entitled to one vote for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter, except that holders of shares of class A stock will not be entitled to vote (i) on a liquidation or dissolution or conversion of the class A stock in connection with a market capitalization liquidation event, as defined below in the	Limited partners are not entitled to vote on matters relating to BPY, although holders of BPY units are entitled to consent to certain matters with respect to certain amendments to BPY’s limited partnership agreement and certain matters with respect to the withdrawal of the BPY general partner. Each BPY unit entitles the holder thereof to one vote for the purposes of any approvals of holders of BPY units. In addition to their rights under BPY’s limited partnership agreement, limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with MI 61-101) and on any other

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

section “—Liquidation / Termination,” or (ii) to reduce the voting power of the class B stock or class C stock.

The holders of shares of each of class B stock and class C stock will be entitled to five votes for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter.

BPR may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, voting as a class, (i) amend, alter or repeal the provisions of the amended charter so as to adversely affect any right, preference, privilege or voting power of the class A stock, or (ii) issue shares of capital stock with a preference as to dividends or upon liquidation senior to, or pari passu with, the class A stock (other than the new series A preferred stock).

Prior to the second anniversary of the date of the first issuance of class A stock, BPR may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors of BPR, materially amend, modify, or alter the rights agreement or repeal, terminate or waive any rights under the rights agreement. From and after the second anniversary of the date of the first issuance of class A stock, BPR may not, without either (i) the affirmative vote of a majority of outstanding shares of class A stock not held by BAM, matters that require their approval in accordance with applicable securities laws and stock exchange rules.

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
BPY or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors of BPR or (ii) the affirmative vote of holders of at least two-thirds of the outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, voting as a class, materially amend, modify, or alter the rights agreement or repeal, terminate or waive any rights under the rights agreement. The rights agreement will terminate on the twentieth anniversary of the merger, except as described in the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page 241 of this joint proxy statement/prospectus.

Size of Board

The GGP board may consist of any number of directors as may be determined by an action of the GGP board subject to the GGP bylaws. Subject to rights of preferred stock, holders of the outstanding shares of voting stock, voting together as a single class, is entitled to elect all directors of GGP. The GGP board is currently set at nine (9) directors and a majority of the GGP board is independent.

The directors may select one (1) director to be the chairman.

If at any time the chairman is an executive officer or a former executive officer of GGP or for any reason not be an independent director, a lead director must be selected by the independent directors who is not an executive officer or former executive officer of GGP. If the chairman is not present or has a conflict, the lead director must chair the meetings of the GGP board.

The BPR board may consist of any number of directors as may be determined by an action of the BPR board subject to the amended bylaws. Subject to rights of preferred stock, holders of the outstanding shares of voting stock, voting together as a single class, is entitled to elect all directors of BPR.

The directors may select one (1) director to be the chairman.

At any time, a lead director may be selected by the independent directors (within the meaning of the listing standards of the NYSE or the principal stock exchange on which BPR’s stock is listed). If the chairman is not present or has a conflict, the lead director must chair the meetings of the BPR board.

The BPY general partner board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the BPY general partner’s shareholders and subject to its bye-laws. The board is currently comprised of eight (8) directors and a majority of those directors are independent. In addition, the BPY general partner’s bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the BPY general partner board from time to time).

Pursuant to the investor agreement between BPY and the Qatar Investment Authority, the Qatar Investment Authority, as the holder of BPY class A preferred units, is entitled, for so long as it

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

owns an aggregate interest of at least 5% of issued and outstanding BPY units on a fully-diluted basis, to designate one (1) individual to the BPY general partner board. Such individual must meet the standards of independence established by the NASDAQ and the TSX and be reasonably acceptable to the BPY general partner board. As of the date hereof, the Qatar Investment Authority has not exercised this right.

The BPY general partner board has selected Lars Rodert to serve as lead independent director. The lead independent director is available, when appropriate, for consultation and direct communication with BPY unitholders or other BPY stakeholders.

Election and Removal of Directors

Directors are elected by a majority of votes cast by the shares represented at a meeting of stockholders and entitled to vote thereon, a quorum being present at such meeting, unless the election is contested, in which case directors shall be elected by a plurality of votes cast by the shares represented at such meeting. Stockholders will also be provided the opportunity to abstain from voting with respect to the election of a director. In voting on the election of directors, abstentions, broker non-votes and shares present but not voted in respect of the election of a director will not be considered as votes cast.

Subject to the rights of preferred stock, with respect to the election of directors under specified circumstances, any director may be removed from office with or without cause by an affirmative vote of the holders of a majority of the voting

Directors are elected by a majority of votes cast by the shares represented at a meeting of stockholders and entitled to vote thereon, a quorum being present at such meeting, unless the election is contested, in which case directors shall be elected by a plurality of votes cast by the shares represented at such meeting. Stockholders will also be provided the opportunity to abstain from voting with respect to the election of a director. In voting on the election of directors, abstentions, broker non-votes and shares present but not voted in respect of the election of a director will not be considered as votes cast.

Subject to the rights of preferred stock, with respect to the election of directors under specified circumstances, any director may be removed from office with or

The BPY general partner board is appointed by its shareholders and each of its current directors will serve until the earlier of his or her death, resignation or removal from office. Any director designated by the class A preferred unitholder may be removed or replaced by the class A preferred unitholder at any time. Vacancies on the BPY general partner board may be filled and additional directors may be added by a resolution of the BPY general partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the BPY general partner’s shareholders. A director will be automatically removed from the BPY general partner board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors, or

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
power of the then outstanding capital stock, voting together as a single class. Subject to the rights of preferred stock, each director, including a director elected to fill a vacancy, shall hold office until the next annual meeting of stockholders and until such director’s successor is duly elected and qualified or until such director’s death, resignation or removal. No change in the number of directors constituting the GGP board will shorten or increase the term of any incumbent director.

without cause by an affirmative vote of the holders of at least sixty-six and two-thirds of the voting power of the then outstanding voting stock, voting together as a single class. Subject to the rights of preferred stock, each director, including a director elected to fill a vacancy, shall hold office until the next annual meeting of stockholders and until such director’s successor is duly elected and qualified or until such director’s death, resignation or removal. No change in the number of directors constituting the BPR board will shorten or increase the term of any incumbent director.

BPI is entitled to designate candidates for election to directorship, subject to election at a meeting of stockholders. If BPR solicits proxies for the election of directors, BPR is required to include in the proxy materials each candidate designated by BPI, and any restrictions in the amended bylaws regarding the nomination or election of candidates for director election will not apply to the candidate designated by BPI.

becomes prohibited by law from acting as a director.

Process to Amend the GGP Charter, Amended Charter and BPY’s Partnership Agreement

GGP may from time to time amend, modify or repeal any provision contained in the GGP charter or the certificate of designations, and any other provisions authorized by law. Any amendment, modification or repeal of indemnification provisions of the GGP charter must not adversely affect any right or protection existing hereunder immediately prior to such amendment, modification or repeal.

The GGP board is authorized to make, alter, amend or repeal the GGP bylaws. The GGP bylaws may also be amended or repealed by the

	BPR may from time to time amend, modify or repeal any provision contained in the amended charter or the new series A preferred stock designations, and any other provisions authorized by law. Any amendment, modification or repeal of indemnification provisions of the amended charter must not adversely affect any right or protection existing hereunder immediately prior to such amendment, modification or repeal. Notwithstanding the foregoing, without the affirmative	Amendments to BPY’s limited partnership agreement may be proposed only by or with the consent of the BPY general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the BPY general partner must seek approval of a majority of outstanding BPY units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of the outstanding voting stock, voting together as a single class.

vote of at least two-thirds of the outstanding shares of class A stock not held by BAM, BPY or their controlled affiliates, the amended charter may not be amended to adversely affect holders of class A stock or to issue shares with a preference as to dividends or upon liquidation senior to or pari passu with the class A stock.

The BPR board is authorized to make, alter, amend or repeal the amended bylaws. The amended bylaws may also be amended or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of the outstanding voting stock, voting together as a single class. However, if the BPR board recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the holders of a majority of the voting power of the then outstanding voting stock, voting together as a single class.

No amendment may be made that would: (i) enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BPY to, the BPY general partner or any of its affiliates without the consent of the BPY general partner, which may be given or withheld in its sole discretion. The provision of BPY’s limited partnership agreement preventing the amendments having the effects described in clauses (i) and (ii) above can be amended upon the approval of the holders of at least 90% of the outstanding BPY units.

Subject to applicable law, the BPY general partner may generally make amendments to BPY’s limited partnership agreement without the approval of any limited partner to reflect: (i) a change in the name of BPY, the location of its registered office or its registered agent; (ii) the admission, substitution or withdrawal of partners in accordance with BPY’s limited partnership agreement; (iii) a change that the BPY general partner determines is reasonable and necessary or appropriate for BPY to qualify or to continue its qualification as an exempted limited partnership under the laws

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the BPY general partner to ensure that BPY will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes; (iv) an amendment that the BPY general partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation; (v) an amendment that is necessary, in the opinion of BPY’s counsel, to prevent BPY or the BPY general partner or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act, or similar legislation in other jurisdictions; (vi) an amendment that the BPY general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities; (vii) any amendment expressly permitted in BPY’s limited partnership agreement to be made by the BPY general partner acting alone; (viii) any amendment that the BPY general partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by BPY of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by BPY’s limited partnership agreement; (ix) a change in BPY’s fiscal year and related changes; or (x) any other amendments substantially similar to any of the matters

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

described in (i) through (ix) above.

In addition, the BPY general partner may make amendments to BPY’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the BPY general partner: (i) do not adversely affect BPY’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect; (ii) are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority; (iii) are necessary or appropriate to facilitate the trading of BPY units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which BPY units are or will be listed for trading; (iv) are necessary or appropriate for any action taken by the BPY general partner relating to splits or combinations of units under the provisions of BPY’s limited partnership agreement; or (v) are required to effect the intent expressed in the final registration statement and prospectus of BPY filed in connection with the spin-off of BPY from BAM or the intent of the provisions of BPY’s limited partnership agreement or are otherwise contemplated by BPY’s limited partnership agreement.

The BPY general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

in the preceding two paragraphs should occur. No other amendments to BPY’s limited partnership agreement will become effective without the approval of holders of at least 90% of BPY units, unless BPY obtains an opinion of counsel to the effect that the amendment will not (i) cause BPY to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BPY general partner has not made the election described below under the section entitled “—Qualification as a REIT or Partnership”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of BPY’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Special Meetings of Stockholders / Limited Partners
A special meeting of the stockholders may be called by stockholders who hold 15% or more of the voting power of the capital stock on a date not less than 10 days nor more than	A special meeting of the stockholders for any purpose or purposes may be called only by the BPR board on a date not less than 10 days nor more than 60	The BPY general partner may call special meetings of the limited partners at a time and place outside of Canada determined by the BPY general partner on a date

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
60 days after the mailing of the notice of the meeting to each stockholder of record entitled to vote at such meeting.	days after the mailing of the notice of the meeting to each stockholder of record entitled to vote at such meeting.	not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the BPY general partner (which may not be less than 10 nor more than 60 days before the meeting) are entitled to notice of any meeting.

Written Consent in Lieu of Meeting
Any action required or permitted to be taken by the stockholders of GGP must be effected at a duly called annual or special meeting of stockholders of GGP and may not be effected by any consent in writing of such stockholders.	Any action required or permitted to be taken by the stockholders of BPR must be effected at a duly called annual or special meeting of stockholders of BPR and may not be effected by any consent in writing of such stockholders, except that the holders of class B stock and class C stock may take action by consent in writing in lieu of a meeting on matters that only the holders of class B stock or class C stock (and/or both classes) are entitled to vote on.

Written consents may be solicited only by or on behalf of the BPY general partner. Any such consent solicitation may specify that any written consents must be returned to BPY within the time period, which may not be less than 20 days, specified by the BPY general partner.

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, the BPY general partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by the BPY general partner to provide such consents. Only those holders of partnership interests on the record date established by the BPY general partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Limits on Transfer of Shares / Units
Until the GGP board determines that it is no longer in the best interests of GGP to qualify as a REIT, (i) no person may beneficially own outstanding shares of capital stock in excess of 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of capital stock, as may be adjusted pursuant to	Until the BPR board determines that it is no longer in the best interests of BPR to qualify as a REIT, (i) no person may beneficially own outstanding shares of capital stock in excess of the stock ownership limit, and (ii) no person may constructively own outstanding shares of capital	BPY is not required to recognize any transfer of BPY units until certificates, if any, evidencing such units are surrendered for registration or transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

the GGP charter, which we refer to as the stock ownership limit, and (ii) no person may constructively own outstanding shares of capital stock in excess of 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of capital stock, as may be adjusted pursuant to the GGP charter (which we refer to as the constructive ownership limit).

The GGP board has the ability to provide a waiver from these ownership limits described immediately above, and has waived these ownership limits with respect to BAM and its affiliates and, subject to certain exceptions and conditions, their transferees.

Any purported transfer that, if effective, would result in any person beneficially owning shares of capital stock in excess of the stock ownership limit or constructively owning shares of capital stock in excess of the constructive ownership limit will be void as to the transfer of that number of shares of capital stock which otherwise would be beneficially owned by such person in excess of the stock ownership limit or constructively owned by such person in excess of the constructive ownership limit, and the intended transferee will acquire no rights in such excess shares of capital stock.

Until the GGP board determines that it is no longer in the best interests of GGP to qualify as a REIT, any transfer that, if effective, would result in shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code) will be void as to the transfer of that number of shares which would be otherwise beneficially owned (determined without reference to any rules of attribution) by the transferee, and the intended transferee shall stock in excess of the constructive ownership limit.

The BPR board has the ability to provide a waiver from these ownership limits described immediately above, and has waived these ownership limits with respect to BAM and its affiliates and, subject to certain exceptions and conditions, their transferees.

Any purported transfer that, if effective, would result in any person beneficially owning shares of capital stock in excess of the stock ownership limit or constructively owning shares of capital stock in excess of the constructive ownership limit will be void as to the transfer of that number of shares of capital stock which otherwise would be beneficially owned by such person in excess of the stock ownership limit or constructively owned by such person in excess of the constructive ownership limit, and the intended transferee will acquire no rights in such excess shares of capital stock.

Until the BPR board determines that it is no longer in the best interests of BPR to qualify as a REIT, any transfer that, if effective, would result in shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code) will be void as to the transfer of that number of shares which would be otherwise beneficially owned (determined without reference to any rules of attribution) by the transferee, and the intended transferee shall acquire no rights in such shares of capital stock.

for the account of another person) will be admitted to BPY as a partner with respect to the unit so transferred subject to and in accordance with the terms of BPY’s limited partnership agreement. Any transfer of a unit will not entitle the transferee to share in the profits and losses of BPY, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to BPY’s limited partnership agreement.

By accepting a unit for transfer in accordance with BPY’s limited partnership agreement, each transferee will be deemed to have: (i) become bound by the terms of BPY’s limited partnership agreement; (ii) granted an irrevocable power of attorney to the BPY general partner or the liquidator of BPY and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (a) all certificates, documents and other instruments relating to the existence or qualification of BPY as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which BPY may conduct activities and affairs or own property; any amendment, change, modification or restatement of BPY’s limited partnership agreement, subject to the requirements of BPY’s limited partnership agreement; the dissolution and liquidation of BPY; the admission or withdrawal

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

acquire no rights in such shares of capital stock.

Until the GGP board determines that it is no longer in the best interests of GGP to qualify as a REIT, any transfer of shares of capital stock that, if effective, would result in GGP being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year) will be void as to the transfer of that number of shares of capital stock which would cause GGP to be “closely held” within the meaning of Section 856(h) of the Code, and the intended transferee shall acquire no rights in such shares of capital stock.

Until the GGP board determines that it is no longer in the best interests of GGP to qualify as a REIT, any transfer of shares of capital stock that, if effective, would cause GGP or any of its subsidiaries to constructively own 10% or more of the ownership interests in a tenant of the real property of (i) GGP or (ii) any direct or indirect subsidiary (including, without limitation, partnerships and limited liability companies) of GGP, within the meaning of Section 856(d)(2)(B) of the Code, will be void as to the transfer of that number of shares of capital stock which would cause GGP to constructively own 10% or more of the ownership interests in a tenant of GGP’s or a subsidiary’s real property, within the meaning of Section 856(d)(2)(B) of the Code, and the intended transferee will acquire no rights in such excess shares of capital stock.

Until the BPR board determines that it is no longer in the best interests of BPR to qualify as a REIT, any transfer of shares of capital stock that, if effective, would result in BPR being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year) will be void as to the transfer of that number of shares of capital stock which would cause BPR to be “closely held” within the meaning of Section 856(h) of the Code, and the intended transferee shall acquire no rights in such shares of capital stock.

Until the BPR board determines that it is no longer in the best interests of BPR to qualify as a REIT, any transfer of shares of capital stock that, if effective, would cause BPR or any of its subsidiaries to constructively own 10% or more of the ownership interests in a tenant of the real property of (i) BPR or (ii) any direct or indirect subsidiary (including, without limitation, partnerships and limited liability companies) of BPR, within the meaning of Section 856(d)(2)(B) of the Code, will be void as to the transfer of that number of shares of capital stock which would cause BPR to constructively own 10% or more of the ownership interests in a tenant of BPR’s or a subsidiary’s real property, within the meaning of Section 856(d)(2)(B) of the Code, and the intended transferee will acquire no rights in such excess shares of capital stock.

of any partner of BPY or any capital contribution of any partner of BPY; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of BPY, and any tax election with any limited partner or general partner on behalf of BPY or the partners; and (b) subject to the requirements of BPY’s limited partnership agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the BPY general partner or the liquidator of BPY, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by BPY’s partners or is consistent with the terms of BPY’s limited partnership agreement or to effectuate the terms or intent of BPY’s limited partnership agreement; (iii) made the consents and waivers contained in BPY’s limited partnership agreement, including with respect to the approval of the transactions and agreements entered into in connection with BPY’s formation and the spin-off of BPY from BAM; and (iv) ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of BPY in accordance with its limited partnership agreement, including the granting of any charge or security interest over the assets of BPY and the assumption of any indebtedness in connection with the affairs of BPY.

Limitation of Liability and Indemnification of Trustees or Directors and Officers
No director will be personally liable to GGP or its stockholders for monetary damages for breach of	No director will be personally liable to BPR or its stockholders for monetary damages for breach	Under BPY’s limited partnership agreement, BPY is required to indemnify to the fullest extent

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
fiduciary duty, except to the extent such exemption is not permitted under the DGCL. To the fullest extent permitted by law, GGP will indemnify any present or former director or officer of GGP (or a person serving as a director, officer, trustee, employee or agent of another corporation), who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action while acting in such capacity, for all liability and loss suffered (including, without limitation, any judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred. GGP may enter into agreements with any such person to provide such indemnification. The right to indemnification includes the right to be paid by GGP the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition, such that the advances are paid by GGP within 60 days after the receipt by GGP of a statement or statements from the claimant requesting such advance or advances from time to time (and subject to filing a written request for indemnification pursuant to the GGP bylaws).	of fiduciary duty, except to the extent such exemption is not permitted under the DGCL. To the fullest extent permitted by law, BPR will indemnify any present or former director or officer of BPR (or a person serving as a director, officer, trustee, employee or agent of another corporation), who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action while acting in such capacity, for all liability and loss suffered (including, without limitation, any judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred. BPR may enter into agreements with any such person to provide such indemnification. The right to indemnification includes the right to be paid by BPR the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition, such that the advances are paid by BPR within 60 days after the receipt by BPR of a statement or statements from the claimant requesting such advance or advances from time to time (and subject to filing a written request for indemnification pursuant to the amended bylaws).	permitted by law the BPY general partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the BPY property partnership, a BPY holding entity, operating entity or any other holding entity established by BPY and any other person designated by the BPY general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BPY’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under BPY’s limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the BPY general partner will not constitute a breach of BPY’s limited partnership agreement or any

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

duties stated or implied by law or equity, including fiduciary duties. BPY’s limited partnership agreement requires BPY to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

The BPY general partner’s bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under the BPY general partner’s bye-laws, the BPY general partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representatives, shareholders and employees, any person who serves on a governing body of the BPY property partnership or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BPY’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter,

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
action that the indemnified person knew to have been unlawful. In addition, under the BPY general partner’s bye-laws: (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The BPY general partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Exchange Rights
N/A.	At any time after the issuance of the class A stock, holders of class A stock shall have the right to exchange all or a portion of their class A stock for cash at a price equal to the value of a number of BPY units equivalent to a number of shares of class A stock being exchanged multiplied by the conversion factor, subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. Upon receipt of a request for exchange, BPR will deliver a notice of exchange to BAM, BPI and BPY within one (1) business day and will have ten (10) business days to deliver the cash amount to the tendering holder. Upon receipt of the notice of exchange, BPI may elect to satisfy BPR’s exchange obligation by exchanging all of the shares of the class A stock	N/A.

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

tendered for BPY units equivalent to the number of shares of class A stock being exchanged multiplied by the conversion factor. This initial one-for-one conversion factor is subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. BPI has three (3) business days from the receipt of the notice of exchange to inform BPR, BAM, BPY and the tendering shareholder of its intention to satisfy the exchange obligation, and will have to satisfy such obligation within ten (10) business days from the notice of exchange. If BPI exercises its right to assume the exchange obligation, deliver the BPY units and acquire the class A stock, such class A stock will automatically be converted into class B-1 stock upon such exchange.

If the tendering holder does not receive cash from BPR or BPY units from BPI within ten (10) business days of submitting the notice of exchange, such tendering holder will be entitled to receive either the cash amount or BPY units from BAM within two (2) business days, pursuant to and subject to the terms and conditions of the rights agreement. The rights agreement will terminate on the twentieth anniversary of the merger, subject to certain exceptions and extension. See the section entitled “Other Transaction Agreements—The Rights Agreement” beginning on page 241 of this joint proxy statement/prospectus for a further description of the rights agreement.

To effect an exchange, a holder of shares of class A stock must provide BPR with a notice of exchange. The exchange must be

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
for at least 1,000 shares of class A stock, or, if less than 1,000 shares of class A stock, all of the shares of class A stock held by the tendering holder.

Distributions
The GGP board has the full power to determine whether any funds legally available for dividends will be declared as dividends and paid to stockholders. Dividends are not required to be paid and the GGP board may set aside any funds that the GGP board believes to be proper as a reserve for contingencies or other purposes. Dividends may be in cash, property or shares.

Pursuant to the amended charter and subject to the prior rights of holders of all classes and series of preferred stock at the time outstanding having prior rights as to dividends, each share of class A stock will entitle its holder to the class A dividend, in a cash amount equal in value to (i) the amount of any distribution made on a BPY unit multiplied by (ii) the conversion factor determined in accordance with the amended charter and in effect on the date of declaration of such dividend, which conversion factor will initially be 1.0. The record and payment dates for the dividends or other distributions upon the shares of class A stock, to the extent not prohibited by applicable law, shall be the same as the record and payment dates for the dividends or other distributions upon the BPY units.

The dividends upon the class A stock shall, if and to the extent declared by the BPR board, be paid in arrears (without interest) on the dividend payment date with respect thereto. If the full amount of the dividend is not declared and paid on such dividend payment date, then the dividend shall accrue and accumulate, whether or not BPR has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned, declared or authorized. Any dividend payment made on shares of the class A stock shall first be credited

Distributions to partners of BPY will be made only as determined by the BPY general partner in its sole discretion. However, the BPY general partner will not be permitted to cause BPY to make a distribution if BPY does not have sufficient cash on hand to make the distribution (including as a result of borrowing), the distribution would render BPY insolvent, or if, in the opinion of the BPY general partner, the distribution would leave BPY with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, BPY, the BPY property partnership or one or more of the BPY holding entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

The BPY general partner has sole authority to determine whether BPY will make distributions and the amount and timing of these distributions. The BPY general partner has currently adopted a policy of making quarterly cash distributions in such amounts as are determined in its sole discretion. The quarterly distribution is currently anticipated to be approximately $1.26 per BPY unit on an annualized basis. BPY targets growth in its payouts of 5% to 8% annually.

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

against the earliest accumulated but unpaid dividends due with respect to such shares of class A stock which remain payable. All class A dividends shall be paid prior and in preference to any dividends or distributions on the class B stock, class C stock or the common stock and shall be fully declared and paid before any dividends are declared and paid or any other distributions are made on any class B stock, class C stock or the common stock.

The holders of class A stock shall not be entitled to any dividends from BPR other than the class A dividend.

From time to time BPY’s distributions may exceed the above percentages as a result of acquisitions that are attractive on a long-term cash flow and/or return basis but are not immediately accretive to FFO. However, there can be no assurance that BPY will be able to make distributions in the amounts discussed above or meet its target growth rate.

Distributions made by the BPY property partnership will be made in the sole discretion of BPY, and will be made pro rata with respect to the BPY property partnership’s managing general partnership interest owned by BPY and those limited partnership interests owned by BAM.

BPY has a distribution reinvestment plan for holders of its units who are resident in Canada and the United States. The BPY property partnership also has a distribution reinvestment plan. Holders of BPY units who are not resident in Canada or the United States may participate in the distribution reinvestment plan provided that there are not any laws or governmental regulations that may limit or prohibit them from doing so.

Qualification as a REIT or Partnership
The GGP board may determine that it is no longer in the best interests of GGP to qualify as a REIT.	The BPR board may determine that it is no longer in the best interests of BPR to qualify as a REIT.	If the BPY general partner determines in its sole discretion that it is no longer in BPY’s best interests to continue as a partnership for U.S. federal income tax purposes, the BPY general partner may elect to treat BPY as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

Liquidation / Termination
N/A.

Upon any liquidation, dissolution or winding up of BPR or GGPOP that is not a market capitalization liquidation event (as described below) or substantially concurrent with the liquidation, dissolution or winding up of BPY, and subject to the prior rights of holders of preferred stock and after the payment in full to any holder of class A stock that has exercised the exchange rights described above under “—Exchange Rights,” the holders of class A stock shall be entitled to a cash amount, for each share of class A stock, equal to the market price of one BPY unit (subject to adjustment of the conversion factor in the event of certain dilutive or other capital events by BPY or BPR) on the date immediately preceding announcement of such liquidation, dissolution or winding up, plus all declared and unpaid dividends. If, upon any such liquidation, dissolution or winding up, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of class A stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

Upon any liquidation, dissolution or winding up of BPY, and after the payment in full to any holder of class A stock that has exercised the exchange rights described above under “—Exchange Rights,” the holders of class A stock shall be entitled to a cash amount, for each share of class A stock, equal to the same amount as the liquidating distributions in respect of one BPY unit (subject

BPY will terminate upon the earlier to occur of: (i) the date on which all of BPY’s assets have been disposed of or otherwise realized by BPY and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the BPY general partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of BPY; and (iii) at the election of the BPY general partner, if BPY, as determined by the BPY general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

BPY will be dissolved upon the withdrawal of the BPY general partner as the general partner of BPY (unless a successor entity becomes the general partner pursuant to BPY’s limited partnership agreement) or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of BPY or an order to wind-up or liquidate the BPY general partner without the appointment of a successor in compliance with BPY’s limited partnership agreement. BPY will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS

to adjustment of the conversion factor in the event of certain dilutive or other capital events by BPY or BPR), plus all declared and unpaid dividends. If, upon any such liquidation, dissolution or winding up of BPY, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of class A stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

If the market capitalization of the class A stock (i.e., the price per share of class A stock, multiplied by the number of shares of class A stock outstanding) averages, over any period of 30 consecutive trading days, less than one billion dollars, the BPR board will have the right to liquidate BPR’s assets and wind up BPR’s operations. We refer to such an event as a market capitalization liquidation event. Upon any market capitalization liquidation event, and subject to the prior rights of holders of preferred stock and after the payment in full to any holder of class A stock that has exercised the exchange rights described above under “—Exchange Rights,” the holders of class A stock shall be entitled to a cash amount, for each share of class A stock, equal to the dollar volume-weighted average price of one BPY unit over the ten (10) trading days immediately following the public announcement of such market capitalization liquidation event, plus all declared and unpaid dividends. If, upon any such market capitalization liquidation event, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will undertakes the obligations of the general partner, but only if BPY receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.

Upon BPY’s dissolution, unless BPY is continued as a new limited partnership, the liquidator authorized to wind-up BPY’s affairs will, acting with all of the powers of the BPY general partner that the liquidator deems necessary or appropriate in its judgment, liquidate BPY’s assets and apply the proceeds of the liquidation first, to discharge BPY’s liabilities as provided in its limited partnership agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of BPY’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of BPY’s assets would be impractical or would cause undue loss to the partners.

GGP COMMON STOCK	CLASS A STOCK	BPY UNITS
be distributed among the holders of class A stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive. Notwithstanding the foregoing, upon any market capitalization liquidation event, BPI may elect to exchange all of the outstanding shares of the class A stock for BPY units on a one-for-one basis. This initial one-for-one conversion factor is subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. Any such BPY units delivered by BPI will be registered with the SEC and listed for trading on a national securities exchange.

CERTAIN BENEFICIAL OWNERSHIP OF GGP COMMON STOCK

Ownership of Equity Securities of GGP by Directors and Executive Officers

The following table sets forth information regarding beneficial ownership of GGP common stock and series A preferred stock by certain persons as of June 20, 2018 (unless otherwise indicated). The table lists the applicable percentage ownership based on 958,392,649 shares of GGP common stock and 10,000,000 shares of series A preferred stock outstanding as of June 20, 2018. Shares of GGP common stock subject to GGP options or warrants currently exercisable or exercisable within 60 days of June 20, 2018 are deemed outstanding for the purpose of calculating the percentage ownership of the person holding these GGP options or warrants, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. The address for each reporting person below is c/o GGP Inc., 350 North Orleans St., Suite 300, Chicago, Illinois 60654-1607.

The table below sets forth such estimated beneficial ownership for:

•	each director;

•	each named executive officer; and

•	all directors and executive officers as a group.

	GGP Common Stock			Series A Preferred Stock
Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class	Number of Shares Beneficially Owned	Percent of Class
Named Executive Officers
Sandeep Mathrani	6,329,166	(1)(2)(3)	*	—	—
Michael B. Berman	828,807	(1)(2)(3)	*	—	—
Heath Fear	147,412	(3)	*	—	—
Shobi Khan	1,948,367	(1)(2)(3)	*	—	—
Richard S. Pesin	1,520,520	(1)(2)(3)	*	—	—
Directors
Richard B. Clark(4)	327,053,880	(5)	34.2%	—	—
Mary Lou Fiala	44,028		*	—	—
J. Bruce Flatt(4)	327,053,880	(5)	34.2%	—	—
Janice R. Fukakusa	3,311	(3)	*	—	—
John K. Haley	47,242	(2)	*	—	—
Daniel B. Hurwitz	35,592		*	—	—
Brian W. Kingston(4)	327,053,880	(5)	34.2%	—	—
Christina M. Lofgren	3,311	(3)	*	—	—
All directors and executive officers as a group (16 persons)	338,366,700	(1)(2)(3)(5)	35.0%	—	—

*	Represents beneficial ownership of less than 1%
(1)	Includes shares of GGP common stock that such person has a right to acquire within 60 days after June 20, 2018 pursuant to GGP stock options granted under GGP’s incentive plans. These amounts are as follows: Mr. Mathrani, 5,337,025 shares; Mr. Berman, 743,361 shares; Mr. Khan, 1,813,311 shares; Mr. Pesin, 1,430,442 shares; and all other executive officers, 223,456 shares.
(2)	Does not include partnership LTIP units, which can be settled in common stock only at GGP’s discretion. Holders of partnership LTIP units are not entitled to vote such units on any matters presented at the special meeting. The number of GGP FV LTIPs held by each individual is as follows: Mr. Mathrani, 1,694,222 units; Mr. Berman, 21,500 units; Mr. Khan, 326,749 units; Mr. Pesin, 205,653 units; Mr. Jared W. Chupaila, 40,012 units; and Mr. Haley, 13,741 units. The number of GGP AO LTIPs held by each individual is as follows: Mr. Mathrani, 834,542 units; Mr. Berman, 245,454 units; Mr. Khan, 294,544 units; Mr. Pesin, 171,817 units; and Mr. Chupaila, 93,044 units. Partnership LTIP units are subject to vesting and certain other terms.

(3)	Includes shares of unvested GGP restricted stock. The number of shares of unvested GGP restricted stock for each individual is as follows: Mr. Mathrani, 396,272 shares; Mr. Berman, 24,636 shares; Mr. Fear, 138,666 shares; Mr. Khan, 104,258 shares; Mr. Pesin, 60,818 shares; Mr. Chupaila, 82,736 shares; Ms. Rosemary G. Feit, 49,674 shares; Ms. Tara L. Marszewski, 29,852 shares; Ms. Fukakusa, 1,104 shares; and Ms. Lofgren, 1,104 shares.
(4)	Based on information provided to GGP, the following Brookfield entities may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Exchange Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of common stock and warrants held by all members of the “group”: BAM, Partners Limited, Brookfield Retail Holdings VII LLC, Brookfield Retail Holdings II Sub III LLC, Brookfield Retail Holdings Warrants LLC, Brookfield Holdings Canada Inc., Brookfield Asset Management Private Institutional Capital Adviser US, LLC, Brookfield Property Partners Limited, BPY, Brookfield Property L.P., Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield BPY Holdings Inc., BPY Canada Subholdings 1 ULC, Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield BPY Retail Holdings II Subco LLC, BW Purchaser, LLC, BPG Holdings Group Inc., BPG Holdings Group (US) Holdings Inc., Brookfield Property Split Corp, BPG, BPO, 1706065 Alberta ULC, Brookfield Holding Limited Liability Company, Brookfield Properties, Inc., Brookfield Properties Subco LLC, BOP (US) LLC, BUSC Finance LLC, BPY Retail V LLC, Brookfield Properties Investor LLC and Brookfield BFP Holdings LLC. Accordingly, each of the Brookfield entities may be deemed to beneficially own 327,053,880 shares of GGP common stock, constituting beneficial ownership of 34.2% of the shares of the GGP common stock. The following Brookfield entities directly hold more than 5% of the outstanding shares of GGP common stock in the following amounts: (i) Brookfield Retail Holdings VII LLC directly holds 79,094,965 shares of the GGP common stock, constituting beneficial ownership of 8.3% of the shares of GGP common stock, (ii) Brookfield BPY Retail Holdings II Subco LLC directly holds 53,000,412 shares of the GGP common stock, constituting beneficial ownership of 5.5% of the shares of the GGP common stock, and (iii) BPY Retail V LLC directly holds 70,114,877 shares of the GGP common stock, constituting beneficial ownership of 7.3% of the shares of the GGP common stock. Each of the Brookfield entities expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of GGP common stock beneficially owned by each of the other Brookfield entities. The address of each Brookfield entity is c/o Brookfield Retail Holdings VII LLC, Brookfield Place, 250 Vesey Street, New York, NY 10281-1023.
(5)	Includes shares of common stock held by the Brookfield entities. J. Bruce Flatt, a director and Chairman of the Board of GGP, is the CEO and a Senior Managing Partner of BAM. Richard Clark, a director of GGP, is a Senior Managing Partner of BAM, as well as the Chairman of each of BPG and BPY. Brian Kingston, a director of GGP, is a Senior Managing Partner of BAM and the Chief Executive Officer of each of BPG and BPY. Messrs. Flatt, Clark and/or Kingston may be deemed to share dispositive power over shares of GGP common stock beneficially owned by the Brookfield entities. To the extent that any of Messrs. Flatt, Clark or Kingston is deemed to be the beneficial owner of any such securities of GGP beneficially owned by the Brookfield entities, such person disclaims beneficially ownership of such securities.

Ownership of Equity Securities of GGP by 5% Stockholders

The following table sets forth how many shares of GGP common stock are beneficially owned by each person known to GGP to be the beneficial owner of more than 5% of the outstanding shares of GGP common stock, in each case, based on, and as of the date of, such person’s filing of a Schedule 13D or Schedule 13G with the SEC.

Name of Beneficial Owner	GGP Common Stock		Series A Preferred Stock
	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Beneficially Owned	Percent of Class
Principal Stockholders
Brookfield(1)	327,053,880	34.2%	—	—
The Vanguard Group(2)	89,328,507	9.4%	—	—
BlackRock Inc.(3)	59,827,593	6.3%	—	—

(1)	Based on information provided to GGP, the following Brookfield entities may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Exchange Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of common stock and warrants held by all members of the “group”: BAM, Partners Limited, Brookfield Retail Holdings VII LLC, Brookfield Retail Holdings II Sub III LLC, Brookfield Retail Holdings Warrants LLC, Brookfield Holdings Canada Inc., Brookfield Asset Management Private Institutional Capital Adviser US, LLC, Brookfield Property Partners Limited, BPY, Brookfield Property L.P., Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield BPY Holdings Inc., BPY Canada Subholdings 1 ULC, Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield BPY Retail Holdings II Subco LLC, BW Purchaser, LLC, BPG Holdings Group Inc., BPG Holdings Group (US) Holdings Inc., Brookfield Property Split Corp, BPG, BPO, 1706065 Alberta ULC, Brookfield Holding Limited Liability Company, Brookfield Properties, Inc., Brookfield Properties Subco LLC, BOP (US) LLC, BUSC Finance LLC, BPY Retail V LLC, Brookfield Properties Investor LLC and Brookfield BFP Holdings LLC. Accordingly, each of the Brookfield entities may be deemed to beneficially own 327,053,880 shares of GGP common stock, constituting beneficial ownership of 34.2% of the shares of the GGP common stock. The following Brookfield entities directly hold more than 5% of the outstanding shares of GGP common stock in the following amounts: (i) Brookfield Retail Holdings VII LLC directly holds 79,094,965 shares of the GGP common stock, constituting beneficial ownership of 8.3% of the shares of GGP common stock, (ii) Brookfield BPY Retail Holdings II Subco LLC directly holds 53,000,412 shares of the GGP common stock, constituting beneficial ownership of 5.5% of the shares of the GGP common stock, and (iii) BPY Retail V LLC directly holds 70,114,877 shares of the GGP common stock, constituting beneficial ownership of 7.3% of the shares of the GGP common stock. Each of the Brookfield entities expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of GGP common stock beneficially owned by each of the other Brookfield entities. The address of each Brookfield entity is c/o Brookfield Retail Holdings VII LLC, Brookfield Place, 250 Vesey Street, New York, NY 10281-1023.
(2)	Based solely on information provided by The Vanguard Group in a Schedule 13G filed with the SEC on February 9, 2018. The Vanguard Group has the sole power to vote 1,596,532 shares of GGP common stock and dispose of 87,620,266 shares of GGP common stock. The address for this reporting person is 100 Vanguard Blvd. Malvern, PA 19355.
(3)	Based solely on information provided by BlackRock Inc. in a Schedule 13G filed with the SEC on January 25, 2018. BlackRock Inc. has the sole power to vote 54,631,979 shares of GGP common stock and dispose of 59,827,593 shares of GGP common stock. The address for this reporting person is 55 East 52nd Street New York, NY 10055.

GGP’S POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of GGP’s policies with respect to certain activities. These policies may be amended or rescinded from time to time without a vote of GGP stockholders. More information on GGP’s policies can be found in GGP’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this joint proxy statement/prospectus.

Subject to certain asset tests that GGP must satisfy to qualify as a REIT, there are no limitations on (i) the percentage of GGP’s assets that may be invested in any one property, venture or type of security, (ii) the number of properties in which GGP may invest, or (iii) the concentration of GGP’s investments in a single geographic region.

GGP does not have policies in place with respect to making loans to other persons (other than the conflict of interest policies described in GGP’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this joint proxy statement/prospectus), investing in the securities of other issuers for the purpose of exercising control and underwriting the securities of other issuers. However, GGP has and may engage in some of these activities from time to time. Specifically, GGP has made loans to joint venture partners and tenants, and may make additional loans in the future. GGP has also invested in the securities of certain retailers and business partners, and may make similar investments in the future.

GGP is subject to the information reporting provisions of the Exchange Act, which requires GGP to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

APPRAISAL RIGHTS IN THE MERGER

If the Transactions are completed, GGP common stockholders who comply exactly with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their GGP common stock and receive in lieu of the per share merger consideration a cash payment equal to the “fair value” of their GGP common stock, as determined by the Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the per share merger consideration. Any GGP common stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. GGP common stockholders should note that the opinion of Goldman Sachs as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger consideration, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX J AND IS INCORPORATED BY REFERENCE HEREIN. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT GGP COMMON STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF GGP COMMON STOCK.

Under Section 262 of the DGCL, if the merger is completed, holders of record of GGP common stock immediately prior to the effective time of the merger who (i) do not cast their vote in favor of the merger proposal; (ii) continuously hold their GGP common stock through the effective time of the merger and (iii) comply exactly with all of the procedures set forth in Section 262 of the DGCL will be entitled to have their GGP common stock appraised by the Court of Chancery and to receive in lieu of the per share merger consideration, a cash payment equal to the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, on the amount determined to be the fair value, as determined by such court and subject to Section 262 of the DGCL.

Under Section 262 of the DGCL, GGP is required not less than 20 days before the special meeting to notify each of the GGP common stockholders who is entitled to exercise appraisal rights that appraisal rights are available for any or all of such GGP common stock, and is required to include in such notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes a formal notice of appraisal rights under Section 262 of the DGCL, and the full text of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex J. Any holder of GGP common stock who wishes to exercise such appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex J carefully because failure to comply exactly with all of the procedures specified will result in a termination or loss of appraisal rights under Section 262 of the DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of GGP common stock. Stockholders who are the beneficial owners but not the holders of record of GGP common stock (such as GGP common stock held in the name of a bank, broker or other nominee) and who wish to demand appraisal of their GGP common stock held beneficially but not of record, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply exactly with the requirements of Section 262 of the DGCL.

FAILURE TO COMPLY EXACTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Any GGP stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a GGP stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such GGP stockholder must do ALL of the following:

•	NOT vote such GGP common stock “FOR” the merger proposal;

•	deliver a written demand for appraisal of such GGP common stock that complies exactly with Section 262 of the DGCL before the vote is taken on the proposal to adopt the merger agreement at the special meeting, as described further below under “—Written Demand by the Record Holder,” to GGP Inc. at 350 N. Orleans St., Suite 300, Chicago, Illinois 60654, Attention: Corporate Secretary, which demand must reasonably inform GGP of the identity of the GGP stockholder and that the GGP stockholder is demanding appraisal; and

•	continuously hold of record such GGP common stock through the effective time of the merger.

Any GGP stockholder who votes “FOR” the merger proposal will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the merger consideration in respect of its GGP common stock, subject to the terms and conditions of the merger agreement.

The right to appraisal will be terminated or lost unless it is perfected by complying exactly with all of the procedures set forth in Section 262 of the DGCL, the text of which is set forth in full in Annex J hereto. Mere failure to execute and return a letter of transmittal to the payment agent, or failure to deliver certificates representing GGP common stock to the payment agent, as the case may be, does NOT by itself satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to GGP as described herein.

Written Demand by the Record Holder

As provided under Section 262 of the DGCL, failure of a GGP stockholder to make a written demand for appraisal (or failure of a beneficial owner of GGP common stock to cause the record holder of such GGP common stock to demand an appraisal of such GGP common stock) within the time limits provided in Section 262 of the DGCL will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth the GGP stockholder’s name as it appears on the certificate or certificates representing such GGP common stock that represent such stockholder’s GGP common stock or in the book-entry that represents such GGP stockholder’s GGP common stock, as the case may be. If such GGP common stock is owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if such GGP common stock is owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a bank, broker or other nominee, who holds GGP common stock as a nominee for others, may exercise appraisal rights with respect to such GGP common stock held for all or less than all beneficial owners of GGP common stock as to which such person is the record owner. In such case, the written demand must set forth the number of shares of GGP common stock covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all GGP common stock held in the name of such record owner.

A beneficial owner of GGP common stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such common stock. Securities held through banks, brokerage firms and other nominees are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as the Depository Trust Company, which we refer to as DTC. In the case of GGP common stock held through such a central securities depository nominee, a demand for appraisal of such GGP common stock must be made by or on behalf of the depository nominee as record owner. Any beneficial holder desiring appraisal who holds GGP common stock through a bank, brokerage firm, trust or other nominee is responsible for ensuring that the demand for appraisal is made by the record holder of such shares. The beneficial holder of such GGP common stock who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such GGP common stock, which may be the nominee of a central security depository if such GGP common stock has been deposited therewith. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform GGP of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such GGP common stock.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, GGP, which we refer to as BPR (or the surviving corporation) following the transactions, or any holder of GGP common stock who has complied exactly with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on BPR in the case of a petition filed by a holder of GGP common stock, demanding a determination of the fair value of such GGP common stock held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all GGP common stockholders who had previously demanded appraisal of their shares. GGP is under no obligation to, has no present intention to, and does not anticipate that BPR will, file such a petition. Accordingly, any GGP stockholder who wishes to perfect such stockholder’s appraisal rights should initiate all necessary action to perfect their appraisal rights within the time and in the manner prescribed in Section 262 of the DGCL. Notwithstanding the foregoing, at any time within 60 days after the effective time of the merger, any GGP stockholder who has not filed such petition or joined such proceeding as a named party can withdraw his, her or its demand for appraisal and accept the merger consideration.

Within 120 days after the effective time of the merger, any holder of GGP common stock who has complied exactly with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from BPR a statement setting forth the aggregate number of shares of GGP common stock not voted in favor of the merger proposal with respect to which demands for appraisal have been received and the aggregate number of holders of such GGP common stock. BPR must mail this statement to the requesting stockholder within ten (10) days after receipt of the written request for such a statement or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of GGP common stock held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition seeking appraisal or request from BPR the foregoing statement. As noted, however, the demand for appraisal can only be made by a holder of record.

If a petition for an appraisal is timely filed with the Court of Chancery by a GGP stockholder, service of a copy thereof must be made upon BPR, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware, which we refer to as the Register in Chancery, in which the petition was filed a duly verified list containing the names and addresses of all GGP stockholders who have demanded payment for their GGP common stock and with whom agreements as to the value of their GGP common stock have not been reached. The Register in Chancery, if so ordered by the Court of Chancery, must give notice of the time and place fixed for the hearing of such petition by registered or certified mail to BPR and all of the stockholders shown on such duly verified list in accordance with Section 262 of the DGCL. As required by Section 262 of the DGCL, the Court of Chancery is empowered to conduct a hearing on such petition to determine those GGP stockholders who have complied exactly with Section 262 of the DGCL and who have become entitled to exercise appraisal rights thereunder. The Court of Chancery may require the GGP stockholders who have demanded appraisal of their GGP common stock to submit their stock certificates representing GGP common stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such GGP stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262 of the DGCL, the Court of Chancery must dismiss the proceedings as to all GGP common stockholders who are otherwise entitled to appraisal rights unless (i) the total number of shares of GGP common stock entitled to appraisal exceeds 1% of the total number of outstanding shares of GGP common stock or (ii) the value of the consideration provided for in the merger for the shares of GGP common stock entitled to appraisal exceeds $1 million.

Determination of Fair Value

After determining the stockholders entitled to appraisal, the Court of Chancery will appraise the “fair value” of the GGP common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except with respect to advance payments described below, interest on the amount determined to be the fair value must accrue from the effective time of the merger through the date of payment of the judgment, must be compounded quarterly, and must accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, BPR may pay to each stockholder entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such holder of GGP common stock), in which case interest must accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the GGP common stock as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. BPR is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their GGP common stock as determined under Section 262 of the DGCL could be greater than, the same as or less than the value of the merger consideration. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable under the circumstances. Upon application of a GGP stockholder, the Court may also order that all or a portion of the expenses incurred by a GGP stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the GGP common stock entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From the effective time of the merger, no stockholder who has demanded appraisal rights in compliance with Section 262 of the DGCL will be entitled to vote such GGP common stock for any purpose or to receive payment of dividends or other distributions on any GGP common stock (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the effective time of the merger).

If any GGP stockholder who demands appraisal of such stockholder’s GGP common stock under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the GGP common stock of such stockholder will be deemed converted at the effective time of the merger into the right to receive the merger consideration, without interest thereon, subject to any taxes required to be withheld under applicable law and follow the applicable exchange procedures in order to receive payment of the merger consideration.

If the GGP stockholder delivers to BPR a written withdrawal of the demand for an appraisal and acceptance of the cash consideration, either within 60 calendar days after the effective time of the merger or thereafter with the written approval of BPR, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any GGP stockholders, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court of Chancery deems just; provided, however, that such requirement will not affect the right of any GGP stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the merger within 60 calendar days after the effective time of the merger.

If you wish to exercise your appraisal rights, you must not vote your shares in favor of the merger proposal and you must comply exactly with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of GGP stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by GGP stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex J to this joint proxy statement/prospectus and is incorporated herein by reference.

FAILURE TO COMPLY EXACTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

GGP AND BPR STOCKHOLDER PROPOSALS FOR THE 2019 ANNUAL STOCKHOLDER MEETING

If the Transactions are consummated, unaffiliated GGP common stockholders will become holders of class A stock and/or holders of BPY units.

•	If the Transactions are consummated, unaffiliated GGP common stockholders may elect to receive class A stock and the GGP charter and GGP bylaws will be amended and restated as set forth in Annex B and Annex C, respectively. Stockholder proposals intended to be included in BPR’s proxy statement for its 2019 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act, which we refer to as Rule 14a-8, must be received by the Corporate Secretary of BPR at 350 N. Orleans St., Suite 300, Chicago, Illinois 60654, or at such other address BPR indicates thereafter. This notice must be in writing, must include any additional information and materials required by the amended bylaws, and must comply with the other provisions of Rule 14a-8.

Under the amended bylaws, nominations for director and any other business proposal may be made by a stockholder who delivers written notice, along with the additional information and materials required by the amended bylaws, to BPR’s Corporate Secretary not later than 90 days nor earlier than 120 days prior to the first anniversary of preceding year’s annual meeting. As specified in the amended bylaws, different notice deadlines apply when the date of an annual meeting is more than 30 days before or more than 70 days after the first anniversary of the prior year’s meeting or when the first public announcement of the date of an annual meeting is less than 100 days prior to the date of such annual meeting. A copy of the amended bylaws may be obtained by writing to BPR’s Corporate Secretary. A matter submitted to BPR in accordance with the amended bylaws may be presented at next year’s annual meeting, but BPR is not required to include any such matter in its proxy statement unless the submission also complies with Rule 14a-8. However, the persons named in the proxy for next year’s annual meeting will not have discretionary authority to vote with respect to the matter submitted unless BPR states in the proxy statement the nature of the matter and how the persons named in the proxy intends to vote with respect to the matter. Any matter which is not timely submitted to BPR in accordance with the requirements of amended bylaws may not be acted upon at the meeting.

•	If the Transactions are consummated, unaffiliated GGP common stockholders may elect to receive BPY units. BPY units are non-voting limited partnership units in BPY. Holders of BPY units do not have the ability to call meetings of unitholders, and, subject to certain exceptions, holders of BPY units are generally not entitled to vote on matters relating to BPY.

If the Transactions are not consummated and the merger proposal, charter proposals and bylaws proposals are not approved, GGP common stockholders will remain GGP common stockholders.

•	Stockholder proposals intended to be included in GGP’s proxy statement for its 2019 annual meeting of stockholders in accordance with Rule 14a-8 must be received by the Corporate Secretary of GGP at 350 N. Orleans St., Suite 300, Chicago, Illinois 60654, or at such other address GGP indicates thereafter. This notice must be in writing, must include any additional information and materials required by the GGP bylaws, and must comply with the other provisions of Rule 14a-8.

Under the GGP bylaws, nominations for director and any other business proposal may be made by a stockholder who delivers written notice, along with the additional information and materials required by the GGP bylaws, to GGP’s Corporate Secretary not later than 90 days nor earlier than 120 days prior to the first anniversary of preceding year’s annual meeting. As specified in the GGP bylaws, different notice deadlines apply when the date of an annual meeting is more than 30 days before or more than 70 days after the first anniversary of the prior year’s meeting or when the first public announcement of the date of an annual meeting is less than 100 days prior to the date of such annual meeting. A copy of the GGP bylaws may be obtained by writing to GGP’s Corporate Secretary. A matter submitted to GGP in accordance with the GGP bylaws may be presented at next year’s annual meeting, but GGP is not required to include any such matter in its proxy statement unless the submission also complies with Rule 14a-8. However, the persons named in the proxy for next year’s annual meeting will not have discretionary authority to vote with respect to the matter submitted unless GGP states in the proxy statement the nature of the matter and how the persons named in the proxy intends to vote with respect to the matter. Any matter which is not timely submitted to GGP in accordance with the requirements of the GGP bylaws may not be acted upon at the meeting.

At the 2017 Annual Meeting of Stockholders of GGP held on May 17, 2017, GGP common stockholders were asked to consider and vote upon a stockholder resolution concerning the adoption of a “proxy access” bylaw, which we refer to as the proxy access proposal. A majority of the votes present at the 2017 Annual Meeting of Stockholders of the Company approved the proxy access proposal. If the merger agreement is terminated or the Transactions are not otherwise consummated, GGP intends to determine an appropriate response to the proxy access proposal.

VALIDITY OF SECURITIES

Class A stock and new series A preferred stock

The validity of class A stock and new series A preferred stock offered by this joint proxy statement/prospectus will be passed upon by Goodwin Procter LLP, Boston, Massachusetts.

BPY units

The validity of the BPY units and certain other legal matters with respect to the laws of Bermuda will be passed upon, on behalf of BPY, by Appleby (Bermuda) Limited, Bermuda counsel to BPY.

EXPERTS

GGP

The financial statements of GGP and its subsidiaries incorporated in this joint proxy statement/prospectus by reference from GGP’s Annual Report on Form 10-K for the year ended December 31, 2017, and the effectiveness of GGP’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (i) express an unqualified opinion on the financial statements and include an explanatory paragraph relating to GGP’s adoption of a new accounting standard, and (ii) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

BPY

The financial statements of BPY incorporated in this joint proxy statement/prospectus by reference to BPY’s Annual Report on Form 20-F for the year ended December 31, 2017 and prepared in conformity with IFRS as issued by the IASB, and the effectiveness of BPY’s internal control over financial reporting as of December 31, 2017, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of GGP and its subsidiaries incorporated in this joint proxy statement/prospectus by reference from BPY’s Annual Report on Form 20-F for the year ended December 31, 2017, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to GGP’s adoption of a new accounting standard). Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

GGP and BPY file or furnish reports and other information with the SEC. GGP common stockholders and BPY unitholders may read and copy these reports, statements or other information filed by GGP and BPY at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including GGP and BPY, who file electronically with the SEC. The address of that site is http://www.sec.gov.

GGP and BPY have filed this combined registration statement on Form S-4/F-4 to register with the SEC the issuance of shares of class A stock, new series A preferred stock and BPY units, pursuant to the merger agreement. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of GGP and BPY, in addition to being a proxy statement of GGP for its special meeting. This registration statement, including the attached Annexes, exhibits and schedules, contains additional relevant information about GGP and BPY. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information GGP common stockholders and BPY unitholders can find in this registration statement or the exhibits to this registration statement.

The SEC allows GGP and BPY to “incorporate by reference” information into this joint proxy statement/prospectus. This means that GGP and BPY can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that GGP and BPY have previously filed with the SEC prior to the filing of this registration statement. They contain important information about GGP and its financial condition and BPY and its financial condition.

GGP SEC Filings (File No. 001-34948)	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2017, filed on February 22, 2018
Quarterly Report on Form 10-Q	Quarter ended March 31, 2018, filed on May 7, 2018
Current Reports on Form 8-K	Filed on March 27, 2018 (to the extent filed and not furnished)
BPY SEC Filings (File No. 001-35505)	Period or Date Filed
Annual Report on Form 20-F	Fiscal year ended December 31, 2017, filed on March 9, 2018
Report on Form 6-K	Quarter ended March 31, 2018, filed on May 11, 2018

In addition, GGP and BPY also incorporate by reference additional documents filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (as applicable) after the date of the initial registration statement and prior to effectiveness of this registration statement and between the date of this joint proxy statement/prospectus and the date of the special meeting (other than information furnished by GGP pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (as applicable) or exhibits filed under Item 9.01 relating to those Items, or information furnished by BPY on Form 6-K, unless expressly stated otherwise therein). These documents include periodic reports, such as Annual Reports on Form 10-K and 20-F, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, to the extent BPY designates therein that they are so incorporated, Reports of Foreign Private Issuers on Form 6-K.

GGP and BPY also incorporate by reference the merger agreement attached to this joint proxy statement/prospectus as Annex A.

GGP has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to GGP and BPY has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to BPY.

Documents incorporated by reference are available to you without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

GGP 350 N. Orleans St., Suite 300 Chicago, Illinois 60654 Attention: Investor Relations Telephone: (312) 960-5000 www.ggp.com	BPY 73 Front Street, 5th Floor Hamilton, HM 12 Bermuda Attention: Investor Relations Telephone: (855) 212-8243 www.bpy.brookfield.com

To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of GGP’s special meeting. This means that if you wish to request document, you must do so by July 19, 2018 in order to receive them before the special meeting.

If you have any questions about the merger or how to submit your proxy, or you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, GGP common stockholders can also contact Innisfree M&A Incorporated, GGP’s proxy solicitor, at the following address and telephone number:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll-free:

(888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

(GGP common stockholders only)

The reports and other information filed by GGP with the SEC are also available at GGP’s website at http://www. www.ggp.com under the tab “Investors,” and then under the tab “Financials,” and then under the heading “SEC Filings.” The reports and other information filed by BPY with the SEC are available at BPY’s website at www.bpy.brookfield.com under the heading “Reports & Filings.” Information not filed with the SEC, but available on GGP’s and BPY’s websites, is expressly not incorporated by reference into this joint proxy statement/prospectus.

GGP and BPY are not incorporating the contents of the websites of the SEC, GGP, BPY or any other person into this joint proxy statement/prospectus, except as expressly provided for herein. GGP and BPY are providing only the information about how to obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites for your convenience.

GGP and BPY have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

Execution Version

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER, AS AMENDED

by and among

BROOKFIELD PROPERTY PARTNERS L.P.,

GOLDFINCH MERGER SUB CORP.,

and

GGP INC.

Dated as of March 26, 2018

A-i

(continued)

A-ii

(continued)

A-iii

(continued)

EXHIBITS

Exhibit A	Form of Amended & Restated Certificate of Incorporation
Exhibit B	Form of Amended & Restated Partnership Agreement
Exhibit C	Form of Amended & Restated Bylaws
Exhibit D	Form of Rights Agreement

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 26, 2018, by and among Brookfield Property Partners L.P., a Bermuda limited partnership (“Parent”), Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Acquisition Sub”) and GGP Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Parent’s willingness to enter into this Agreement, certain holders of Company Shares who are Affiliates of Parent have entered into a voting agreement (the “Voting Agreement”, and the parties thereto, the “Voting Parties”) with the Company, pursuant to which the Voting Parties have agreed to, among other things, vote in favor of the adoption of this Agreement, upon the terms and subject to the conditions set forth therein;

WHEREAS, subject to the conditions set forth herein, prior to the Class B Exchange, the Company will amend and restate its certificate of incorporation in substantially the form attached hereto as Exhibit A (the “Company Charter”) and the Company will cause the general partner of GGP Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”), to amend and restate the Partnership Agreement (the “Partnership Agreement Amendment and Restatement”) in substantially the form attached hereto as Exhibit B (the “A&R Partnership Agreement”);

WHEREAS, concurrently with the execution of this Agreement, the Voting Parties and the Company have entered into that certain Class B Exchange Agreement (as defined herein), pursuant to which the Company will, subject to the conditions set forth herein, exchange all Company Common Stock held by the Voting Parties into Class B Stock prior to the Pre-Closing Dividend (such exchange, the “Class B Exchange”), in accordance with the terms hereof;

WHEREAS, concurrently with the execution of this Agreement, BAM (as defined herein) has entered into an agreement with the Company (the “BAM Letter Agreement”), pursuant to which BAM has agreed to, among other things, deliver or cause to be delivered the Parent Unitholder Consent (as defined herein), upon the terms and subject to the conditions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, BAM has entered into an agreement with Parent and the Company (the “MSA Letter Agreement”), pursuant to which each of BAM (on behalf of certain of its Affiliates) and the Company has agreed to negotiate in good faith and enter into a new master services agreement, effective as of and conditioned upon the occurrence of the Charter Closing and pursuant to which BAM waives certain management fees relating thereto;

WHEREAS, subject to the conditions set forth herein (including, for the avoidance of doubt, Section 6.15), following the consummation of the Class B Exchange, the parties will consummate the Requested Transactions;

WHEREAS, following the completion of the Class B Exchange, the Pre-Closing Dividend and, subject to the conditions set forth herein (including, for the avoidance of doubt, Section 6.15), certain Requested Transactions, and upon the terms and subject to the conditions of this Agreement, Acquisition Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of the Company Board consisting only of non-management independent directors of the Company (the “Special Committee”) has unanimously (which, for the avoidance of doubt, does not include the Affiliated Directors) (i) determined that the Transaction Agreements and the Transactions are advisable and in the best interests of the Company and the holders of Company Common Stock (the “Company Stockholders”), (ii) approved the execution, delivery and performance of the Transaction Agreements and the consummation of the Transactions and (iii) resolved to recommend adoption of this Agreement by the Company Stockholders;

WHEREAS, the General Partner of the Operating Partnership has (i) approved the A&R Partnership Agreement, Partnership Agreement Amendment and Restatement and the consummation of the transactions related thereto and (ii) determined that the terms of the A&R Partnership Agreement, Partnership Agreement Amendment and Restatement and the other transactions related thereto are fair to and in the best interests of the Operating Partnership and its limited partners;

WHEREAS, (a) the general partner of Parent has approved the Transaction Agreements to which Parent is a party, and (b) the board of directors of Acquisition Sub has approved the Transaction Agreements to which Acquisition Sub is a party and declared that such Transaction Agreements are advisable for Acquisition Sub to enter into; and

WHEREAS, Parent, Acquisition Sub, and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transaction Agreements and the Transactions and to prescribe certain conditions with respect to the consummation of the Transactions.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent and Acquisition Sub, and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.01 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent, Acquisition Sub, or their respective Affiliates) to engage in or relating to an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Transactions) involving: (i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), whether from the Company and/or any other Person(s), of Company Capital Stock or other securities representing more than 20% of the Company Capital Stock or voting power outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than 20% of the Company Capital Stock or voting power outstanding after giving effect to the consummation of such tender or exchange offer; (ii) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of more than 20% of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such sale, transfer, acquisition or disposition, without giving effect to any Indebtedness, in each case as determined by the Special Committee in good faith); (iii) any merger, consolidation, business combination, share exchange or other similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the Company Stockholders (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, Company Capital Stock or other securities representing more than 20% of the Company Capital Stock or voting power outstanding after giving effect to the consummation of such transaction; (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company in which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the Company Stockholders (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, Company Capital Stock or other securities representing more than 20% of the Company Capital Stock or voting power outstanding after giving effect to the consummation of such transaction; (v) any transaction in which any Person (or the stockholders of any Person) shall acquire or seek to acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, of more than 20% of the Company Capital Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 20% of the voting power of the Company; or (vi) any combination of the foregoing in which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the Company Stockholders (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, Company Capital Stock or other securities representing more than 20% of the Company Capital Stock or voting power outstanding after giving effect to the consummation of such transaction.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made; provided, that such Person shall be deemed an Affiliate for only so long as such control exists and that, for purposes of this Agreement, (a) none of the Company or its Subsidiaries shall be deemed to be an Affiliate of any of Parent, Acquisition Sub, the Voting Parties or any of their respective Affiliates (other than the Company and its Subsidiaries), and (b) none of Parent, Acquisition Sub, the Voting Parties, or any of their respective Affiliates (other than the Company and its Subsidiaries) shall be deemed to be an Affiliate of any of the Company or its Subsidiaries. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract, as a general partner of a limited partnership or otherwise.

“Affiliated Directors” shall mean Richard B. Clark, J. Bruce Flatt, Brian W. Kingston and Sandeep Mathrani.

“Aggregate Cash Dividend Amount” shall mean an amount of cash designated by Parent to the Company in writing at least two (2) Business Days prior to the anticipated Charter Closing Date (which amount will, for the avoidance of doubt, constitute the aggregate amount of cash that the Company will declare as a special dividend pursuant to Section 2.03(d)); provided that the Aggregate Cash Dividend Amount shall in no event be greater than an amount equal to the lesser of (i) (a) the Total Cash Amount minus (b) $200 million and (ii) the aggregate amount, without duplication, of (a) cash actually received by the Company and its Subsidiaries as a result of the Requested Transactions (giving effect to any required payments with respect to the Partnership Common Unit Cash Amount and the Partnership LTIP Unit Cash Amount), including the proceeds of the Financing, together with any other cash amounts of the Company legally available for dividends or other distributions, less (b) the Total Restricted Stock Cash Consideration, in each case upon declaration of the Pre-Closing Dividend.

“Aggregate Stock Dividend Amount” shall mean the number of shares of Class A Stock equal to the product of (i) the Maximum Stock Election Shares and (ii) the Maximum Per Share Stock Dividend.

“BAM” shall mean Brookfield Asset Management Inc.

“Best Efforts Financing” shall mean a term loan B or similar debt financing for the purposes of, among other things, funding the Transactions and related fees and expenses.

“BPL” shall mean Brookfield Property L.P.

“Business Day” shall mean any day, other than (i) a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law or other governmental action to close and (ii) for purposes of the Charter Closing Date and the Merger Closing Date only, any other day on which the Secretary of State of the State of Delaware is closed.

“Charter Amendment” shall mean the filing of and acceptance by the Secretary of State of the State of Delaware of the Company Charter.

“Class A Stock” shall mean the Class A stock, par value $0.01 per share, of the Company following the Charter Amendment.

“Class B Stock” shall mean the Class B stock, par value $0.01 per share, of the Company following the Charter Amendment.

“Class C Stock” shall mean the Class C stock, par value $0.01 per share, of the Company following the Charter Amendment.

“Code” shall mean the Internal Revenue Code of 1986, as amended, modified, supplemented or replaced from time to time.

“Columbiana” shall mean the property located at 100 Columbiana Circle, Columbia, South Carolina 29212.

“Company Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2017 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2017.

“Company Balance Sheet Date” shall mean December 31, 2017.

“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” shall mean the common stock, par value $0.01, of the Company.

“Company Intellectual Property” means Intellectual Property owned, or purported to be owned, by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any change, effect, event, occurrence or development, individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on (a) the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole provided, that none of the following shall constitute or contribute to a Company Material Adverse Effect: (i) changes, effects, events, occurrences or developments arising out of or resulting from changes in the economy, political or regulatory conditions, prevailing interest rates or financial, securities or currency markets generally in the United States or that arise out of or are the result of acts of war or terrorism (including any cybersecurity attacks) perpetrated or encouraged by state or non-state actors; (ii) changes, effects, events, occurrences or developments arising out of or resulting from changes that are the result of factors generally affecting the industries or markets in which the Company and its Subsidiaries operate; (iii) changes, effects, events, occurrences or developments arising out of or resulting from changes in GAAP, IFRS or rules and policies of the Public Company Accounting Oversight Board or changes in applicable Law or changes in interpretations of applicable Law; (iv) changes, effects, events, occurrences or developments arising out of or resulting from the announcement, execution, delivery, consummation or pendency of the Transactions, the identity of Parent or the disclosure by Parent or any of its Affiliates of its future plans with respect to the conduct of, or intentions for, the business of the Company following the Charter Closing (including, for the avoidance of doubt, (A) any loss of revenue or earnings, or (B) the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, tenants or business partners, in each case solely to the extent resulting from such public announcement or pendency) or any litigation relating to the Transaction Agreements or the Transactions; (v) changes, effects, events, occurrences or developments arising out of or resulting from fluctuations in the value of any currency; (vi) the existence, occurrence, worsening or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional war, act of terrorism, civil disobedience or other calamity; (vii) any failure to meet projections (but the underlying causes thereof may constitute or contribute to a Company Material Adverse Effect if not otherwise excluded from this definition); (viii) declines in the trading prices of Company Common Stock (but the underlying causes thereof may constitute or contribute to a Company Material Adverse Effect if not otherwise excluded from this definition); (ix) any bankruptcy, restructuring, insolvency or reorganization of any tenant party to a Lessor Lease and (x) actions taken by Parent, actions specifically required to be taken pursuant to this Agreement (except for any obligation to operate in the ordinary course of business) or actions taken or not taken at the written request of Parent; provided, further, that effects resulting from any matters referred to in clause “(i)”, “(ii)”, “(iii)”, “(v)” or “(vi)” shall not be excluded to the extent they have a disproportionate adverse effect on the Company and its Subsidiaries compared to other companies operating in the industry in which the Company and its Subsidiaries operate; or (b) the ability of the Company to consummate the Transactions.

“Company Options” shall mean any options to purchase Company Shares outstanding under any Company Stock Plan.

“Company Performance Restricted Stock” shall mean Company Shares subject to performance-based vesting or forfeiture conditions under any Company Stock Plan.

“Company Preferred Stock” shall mean the shares of 6.375% Series A Cumulative Perpetual Preferred Stock of the Company.

“Company Properties” shall mean, collectively, the Owned Real Property and the Leased Real Property.

“Company Restricted Stock” shall mean Company Shares subject to vesting or forfeiture conditions (including, for the avoidance of doubt, Company Performance Restricted Stock) under any Company Stock Plan.

“Company Shares” shall mean the shares of Company Common Stock.

“Company Stock Plan” shall mean the 2010 Equity Incentive Plan or any other compensatory equity plan or Contract of the Company.

“Company Title Insurance Policies” shall mean title insurance or valid marked-up title commitments evidencing title insurance with respect to a Company Property.

“Contract” shall mean any binding written agreement, contract, subcontract, note, bond, mortgage, indenture, lease, sublease, license, sublicense, understanding, arrangement, instrument or other legally binding written agreement.

“Credit Agreement” shall mean the Fourth Amended and Restated Credit Agreement dated as of October 30, 2015 by and among the Company and certain of its subsidiaries, the lenders party thereto, Deutsche Bank Securities Inc., Citibank N.A. and Royal Bank of Canada, as Co-Syndication Agents, Wells Fargo Bank, N.A., as Administrative Agent, Bank of America, N.A., Barclays Bank PLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Societe Generale, U.S. Bank National Association and the Toronto-Dominion Bank, as Co-Documentation Agents.

“Delaware Law” shall mean the DGCL and any other applicable law (including common law) of the State of Delaware.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Environmental Law” shall mean any and all applicable Laws relating to (i) pollution, (ii) the protection of the environment (including ambient air, indoor air, surface water, groundwater, soil, substrata or land), human health, flora, fauna, or natural resources, (iii) exposure of any individual to Hazardous Substances or (iv) otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances or the investigation, cleanup, removal or other remediation thereof, but excluding any Laws relating to workplace health and safety.

“Equity Award Aggregate Cash Equivalent Amount” shall mean the amount (rounded to the nearest $0.001) equal to the sum of the Equity Award Average Cash Amount plus the Equity Award Average Stock Amount.

“Equity Award Aggregate Stock Equivalent Amount” shall mean a number (rounded to the nearest 0.001) of Parent Common Units equal to (x) the Equity Award Average Stock Consideration plus (y) the Equity Award Average Cash Amount divided by the Parent Common Unit Closing Price.

“Equity Award Average Cash Amount” shall mean the value (rounded to the nearest $0.001) of the aggregate cash consideration that would be paid in respect of each Company Share (other than shares of Company Restricted Stock but including the number of Company Shares that are deemed issued in respect of In-the-Money Company Options under Section 2.07(d)(i)) in connection with (x) the Pre-Closing Dividend, if all such Company Shares had made a Cash Election and were prorated in accordance with Section 2.03(d)(1), and (y) the Merger Consideration.

“Equity Award Average Stock Amount” shall mean the value (rounded to the $0.001) equal to (x) the Equity Award Average Stock Consideration multiplied by (y) the Parent Common Unit Closing Price.

“Equity Award Average Stock Consideration” shall mean a number (rounded to the nearest one one-thousandth (0.001)) of Parent Common Units equal to (x) $23.50 less the Equity Award Average Cash Amount divided by (y) $23.50.

“Equity Award Cash Ratio” shall mean a percentage (rounded to the nearest one one-thousandth (0.001)) equal to (x) the Equity Award Average Cash Amount divided by (y) the Equity Award Aggregate Cash Equivalent Amount.

“Equity Award Stock Ratio” shall mean a percentage (rounded to the nearest one one-thousandth (0.001)) equal to the difference between (x) one less (y) the Equity Award Cash Ratio.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“ESPP” means the Company’s Second Amended and Restated Employee Stock Purchase Plan.

“Excess Cash Dividend” shall mean an amount of cash (rounded down to the nearest $0.001) equal to (i) $23.50 minus (ii) the sum of (A) (x) $23.50 times (y) the fraction used to determine the Prorated Per Share Stock Dividend pursuant to Section 2.03(d)(2)(A), plus (B) the Per Share Merger Consideration.

“Excess Stock Dividend” shall mean a fraction (rounded down to the nearest one one-thousandth (0.001)) of a share of Class A Stock equal to (i) 1 minus (ii) the quotient of (A) the sum of (x) the Per Share Merger Consideration plus (y) the Prorated Per Share Cash Dividend, divided by (B) $23.50.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Financing” shall mean, collectively, the Committed Financing, the Best Efforts Financing and the New Property Financings.

“Financing Sources” shall mean the lenders or other debt financing sources that have provided, committed to provide or otherwise entered into agreements (including any engagement letters) to provide, debt financing in connection with the Committed Financing, the Best Efforts Financing and/or the New Property Financings (or any alternative financing expressly entered into for the purpose of providing all or a portion of the financing necessary to consummate the transactions contemplated by this Agreement) together with each former, current and future Affiliate thereof and each former, current and future officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative of each such lender, other debt financing source or Affiliate, and together with the heirs, executors, successors and assigns of any of the foregoing, including the parties to the Financing Commitment and any joinder agreements, “back-to-back” letters, credit agreements or similar agreements relating thereto.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Good Reason” shall mean, in respect of a holder of a Converted Option or Converted Restricted Share, (i) a material adverse diminution in such holder’s position, duties, responsibilities or authority with Parent and its Affiliates as compared to those in effect immediately prior to the Merger Effective Time with the Company and its Affiliates; (ii) a material reduction in such holder’s total compensation opportunities (including base salary, annual cash bonus opportunity and long-term incentive opportunity, as applicable) with Parent and its Affiliates as compared to those in effect immediately prior to the Merger Effective Time with the Company and its Affiliates or (iii) a relocation by more than thirty (30) miles of such holder’s principal place of employment with Parent and its Affiliates as compared to that in effect immediately prior to the Merger Effective Time with the Company and its Affiliates; provided that any such event shall not constitute a Good Reason unless Parent fails to cure such event within thirty (30) days after receipt from the holder of written notice of the event which otherwise would constitute Good Reason; and provided, further, that “Good Reason” shall cease to exist for an event on the sixtieth (60th) day following the holder’s actual knowledge thereof, unless the holder has given Parent written notice thereof prior to such date.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial and whether local or foreign.

“Hazardous Substance” shall mean any substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic,” “carcinogenic” or words of similar meaning or effect, including petroleum and petroleum products, polychlorinated biphenyls, mold, urea formaldehyde, radon gas, radioactive materials and asbestos.

“IFRS” shall mean the International Financial Reporting Standards.

“In-the-Money Company Option” shall mean a Company Option granted prior to January 1, 2018 having an exercise price per Company Share less than the Equity Award Aggregate Cash Equivalent Amount.

“Indebtedness” shall mean, with respect to any Person, without duplication, as of the date of determination (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (including any earn-out or potential future earn-out, purchase price adjustment, release of “holdback” or similar payment), (iv) all lease obligations of such Person capitalized on the books and records of such Person in accordance with GAAP or IFRS, as applicable (provided, however, that for purposes of determining the amount of Indebtedness with respect to this clause (iv), no effect shall be given to any change in accounting for leases pursuant to GAAP resulting from the implementation of Financial Accounting Standards Board ASU No. 2016-02, Leases (Topic 842) to the extent such adoption would require treating any lease (or similar arrangement) as a capital lease where such lease (or similar arrangement) would not have been required to be so treated under GAAP as in effect as of the date hereof), (v) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (vi) all letters of credit or performance of bonds issued for the account of such Person, to the extent drawn upon, (vii) all obligations of any other Person described in (i) through (vi) of this definition secured by any Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby has been assumed, and (viii) all guarantees and keepwell arrangements of such Person of any obligations of any other Person described in (i) through (vii) of this definition; provided, however, that “Indebtedness” shall not include (a) obligations under operating leases or real property leases; (b) liabilities under performance bonds other than amounts then due and owing and not being contested in good faith by appropriate proceedings; or (c) intercompany indebtedness, obligations or liabilities solely between or among the Company and any of its wholly owned Subsidiaries.

“Intellectual Property” shall mean all right, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs (including all source code and object code) and all other technology, compilations, databases, derivative works, literary works, maskworks, and sound recordings; (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items; (iii) words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, in each case, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including logos, product designs and product features; (iv) confidential or proprietary information, whether tangible or intangible, including trade secrets, algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, and techniques; (v) internet domain names; and (vi) other similar matters that are protected by intellectual, industrial or intangible property rights under applicable Law.

“Intervening Event” a material event, development or change in circumstances occurring or arising after the date of this Agreement that relates to and is material to the Company (but does not relate to any Acquisition Proposal) that was not known to the Special Committee on the date of this Agreement or if known, the consequences of which were not known or reasonably foreseeable, which event, development or change in circumstance, or any material consequences thereof, becomes known to the Special Committee prior to the adoption of this Agreement by the approvals contemplated by Section 7.01(a) and did not result from or arise out of the announcement or pendency of this Agreement; provided, however, that in no event shall any changes in the market price or trading volume of the Company Common Stock in and of itself constitute an Intervening Event (it being understood that the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining an Intervening Event to the extent otherwise satisfying this definition).

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“IT Systems” means any computer systems, networks, hardware, technology, software, databases, or information technology equipment.

“Junior Notes” shall mean the $206.2 million of floating rate Junior subordinated notes of the Operating Partnership due 2036.

“Knowledge” of (a) the Company, with respect to any matter in question, shall mean the knowledge after reasonable inquiry of the Company’s senior executive officers having responsibility relating to the applicable matter, and (b) Parent, with respect to any matter in question, shall mean the knowledge after reasonable inquiry of Brian Kingston, Bryan Davis, Bill Powell and Brett Fox.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” shall mean the real property demised under the Lessee Leases.

“Legal Proceeding” shall mean any action, lawsuit, litigation, arbitration, proceeding (including civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination, investigation commenced, brought or conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Lessee Leases” shall mean all existing leases, subleases or other written occupancy arrangements (including all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto) under which the Company or any of its Subsidiaries uses or occupies or has the right to occupy, now or in the future, any real property.

“Lessor Leases” shall mean all leases, subleases or other arrangements under which the Company or any of its Subsidiaries is a party as lessor or sublessor (including all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto) with respect to each of the real property owned, leased or used by the Company or any of its Subsidiaries.

“Liabilities” shall mean any debt, duty, liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP or IFRS, as appropriate and regardless of whether such debt, duty, liability, obligation or commitment is immediately due and payable).

“Lien” shall mean any lien, pledge, easement, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Marketing Period” shall mean the first period of seventeen (17) consecutive Business Days after the date hereof and ending prior to the Charter Closing Date (a) throughout which, and at the end of which, the Company shall have provided the Required Information to Parent, (b) at the end of which the conditions set forth in Section 7.01 and Section 7.02 are satisfied (except for those conditions that by their nature are to be satisfied at the Charter Effective Time) and (c) throughout which, and at the end of which, nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.01 and Section 7.02 to fail to be satisfied assuming the Charter Effective Time were to be scheduled for any time during such period; provided, that (i) the Marketing Period shall in any event end on any earlier date on which the Committed Financing is consummated, (ii) the Marketing Period shall not restart, be extended or tolled if any further Required Information may be required to be delivered during such Marketing Period due to the passage of time, and (iii) July 4, 2018, July 5, 2018 and July 6, 2018 shall not be considered a “Business Day” for purposes of calculating such period (it being understood that if any such day occurs after the commencement of such period, it shall be disregarded for purposes of calculating the consecutive Business Days constituting such period). If the Company in good faith reasonably believes that it has delivered the Required Information, it may deliver to Parent written notice to that effect (stating when it believes it completed such delivery), in which case the Required Information shall be deemed to have been delivered as of the date specified therefor in such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information or a Financing Source believes the same, and, within two (2) Business Days after delivery of such notice by the Company, Parent delivers a written notice to the Company to that effect (stating with specificity the Required Information that Parent and/or such Financing Source believes has not been delivered). Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such period, (i) the Company’s independent auditor shall have withdrawn its audit opinion with respect to the Company’s financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements of the Company for the applicable periods by such independent auditor or another independent accounting firm of nationally recognized standing reasonably acceptable to Parent, (ii) the Company publicly announces, or indicates to the parties hereto or the Financing Sources, its intent to restate any financial statements or financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended and delivered to Parent or the Company has announced that it has concluded that no restatement shall be required or (iii) the Required Information contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements contained therein not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated so that there is no longer any such untrue statement or omission.

“Maximum Cash Election Shares” shall mean a number of Company Shares (rounded down to the nearest whole share) equal to the quotient of (i) the Aggregate Cash Dividend Amount divided by (ii) the Maximum Per Share Cash Dividend.

“Maximum Per Share Cash Dividend” shall mean an amount of cash (rounded down to the nearest $0.001) equal to $23.50 minus the Per Share Merger Consideration.

“Maximum Per Share Stock Dividend” shall mean a fraction (rounded down to the nearest one one-thousandth (0.001)) of a share of Class A Stock equal to the quotient of (i) the difference of (A) $23.50 minus (B) the Per Share Merger Consideration divided by (ii) $23.50.

“Maximum Stock Election Shares” shall mean a number of Company Shares (rounded down to the nearest whole share) equal to the difference of (i) the Pre-Closing Dividend Share Number less (ii) the Maximum Cash Election Shares.

“Merger Consideration Amount” shall mean (i) the Total Cash Amount minus (ii) the Aggregate Cash Dividend Amount. For the avoidance of doubt, the Merger Consideration Amount shall in no event be less than $200 million.

“NASDAQ” shall mean the NASDAQ Stock Market LLC.

“New Property Financings” shall mean, collectively, the mortgage financings with respect to the properties of the Company and its Subsidiaries set forth on Section 1.01 of the Company Disclosure Letter or such other properties of the Company and its Subsidiaries in lieu thereof as determined by Parent and in reasonable consultation with the Company following the date hereof.

“NYSE” shall mean the New York Stock Exchange.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Out-of-the-Money Company Option” shall mean a Company Option that is not an In-the-Money Company Option.

“Parent Balance Sheet” shall mean the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2017 set forth in Parent’s Annual Report on Form 20-F filed by Parent with the SEC for the fiscal year ended December 31, 2017.

“Parent Balance Sheet Date” shall mean December 31, 2017.

“Parent Benefit Plans” shall mean any (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) other employment, individual consulting, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plan, program, agreement, contract, policy or binding arrangement (whether or not in writing) maintained or contributed to for the benefit of any current or former employee, individual consultant or director of Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any current or future Liability.

“Parent Common Units” shall mean the limited partnership units of Parent.

“Parent Common Unit Closing Price” shall mean the volume weighted averages of the trading prices of Parent Common Units on the NASDAQ (as reported by The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five (5) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Charter Effective Time, rounded up or down (as appropriate) to the nearest $0.001.

“Parent General Partner Units” shall mean the general partnership units of Parent.

“Parent Holding Entities” shall mean those holding Subsidiaries of BPL set forth in Parent’s Annual Report on Form 20-F filed by Parent with the SEC for the fiscal year ended December 31, 2017 through which BPL indirectly holds all of Parent’s interests in Parent’s operating entities.

“Parent Intellectual Property” means Intellectual Property owned, or purported to be owned, by Parent or any of its Subsidiaries.

“Parent Leased Real Property” shall mean the real property underlying the Parent Lessee Leases.

“Parent Lessee Leases” shall mean all existing leases, subleases or other written occupancy arrangements (including all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto) under which Parent or any of its Subsidiaries uses or occupies or has the right to occupy, now or in the future, any real property.

“Parent Lessor Leases” shall mean all leases, subleases or other arrangements under which Parent or any of its Subsidiaries is a party as lessor or sublessor (including all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto) with respect to each of the real property owned, leased or used by Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” shall mean any change, effect, event, occurrence or development, individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on (a) the financial condition, business or results of operations of Parent and its Subsidiaries taken as a whole provided, that none of the following shall constitute or contribute to a Parent Material Adverse Effect: (i) changes, effects, events, occurrences or developments arising out of or resulting from changes in the economy, political or regulatory conditions, prevailing interest rates or financial, securities or currency markets generally in the United States or that arise out of or are the result of acts of war or terrorism (including any cybersecurity attacks) perpetrated or encouraged by state or non-state actors; (ii) changes, effects, events, occurrences or developments arising out of or resulting from changes that are the result of factors generally affecting the industries or markets in which Parent and its Subsidiaries operate; (iii) changes, effects, events, occurrences or developments arising out of or resulting from changes in GAAP, IFRS or rules and policies of the Public Company Accounting Oversight Board or changes in applicable Law or changes in interpretations of applicable Law; (iv) changes, effects, events, occurrences or developments arising out of or resulting from the announcement, execution, delivery, consummation or pendency of the Transactions, the identity of Parent or the disclosure by the Company or any of its Affiliates of Parent’s future plans with respect to the conduct of, or intentions for, the business of the Company following the Charter Closing (including, for the avoidance of doubt, (A) any loss of revenue or earnings, or (B) the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, customers, suppliers, tenants or business partners, in each case solely to the extent resulting from such public announcement or pendency) or any litigation relating to the Transaction Agreements or the Transactions; (v) changes, effects, events, occurrences or developments arising out of or resulting from fluctuations in the value of any currency; (vi) the existence, occurrence, worsening or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional war, act of terrorism, civil disobedience or other calamity; (vii) any failure to meet projections (but the underlying causes thereof may constitute or contribute to a Parent Material Adverse Effect if not otherwise excluded from this definition); (viii) declines in the trading price of the Parent Common Units (but the underlying causes thereof may constitute or contribute to a Parent Material Adverse Effect if not otherwise excluded from this definition), (ix) any bankruptcy, restructuring, insolvency or reorganization of any tenant party to a Parent Lessor Lease and (x) actions taken by the Company, actions specifically required to be taken pursuant to this Agreement (except for any obligation to operate in the ordinary course of business), or actions taken or not taken at the written request of the Company; provided, further, that effects resulting from any matters referred to in clause “(i)”, “(ii)”, “(iii)”, “(v)” or “(vi)” shall not be excluded to the extent they have a disproportionate adverse effect on Parent and its Subsidiaries compared to other companies operating in the industry in which Parent and its Subsidiaries operate; or (b) the ability of Parent to consummate the Transactions.

“Parent Options” shall mean any options outstanding under any of the Parent Stock Plans, representing the right to receive Parent Common Units or a cash payment on exercise based on the appreciation in value of a Parent Common Unit.

“Parent Owned Real Property” shall mean all real property owned by Parent or any of its Subsidiaries, including all of the buildings, structures and other improvements thereon.

“Parent Phantom Plans” shall mean (i) the BPY Unit Option Plan (Canada), effective as of June 9, 2014, (ii) the BPY Unit Option Plan (Australia), effective as of February 3, 2015, as amended, (iii) the Brookfield Office Properties Inc. Amended and Restated Deferred Share Unit Plan for Non-Employee Directors, effective as of June 9, 2014 and (iv) the Brookfield Office Properties Inc. Amended and Restated Deferred Share Unit Plan for Employees, effective as of June 9, 2014.

“Parent Phantom Units” shall mean the rights to receive amounts in cash based on the fair market value or the appreciation in value of the Parent Common Units granted pursuant to the Parent Phantom Plans.

“Parent Properties” shall mean, collectively, the Parent Owned Real Property and the Parent Leased Real Property.

“Parent Restricted Units” shall mean Parent Common Units subject to vesting, forfeiture or disposition restrictions.

“Parent Stock Plan” shall mean the Brookfield Property Partners Amended and Restated BPY Unit Option Plan, effective as of February 3, 2015, as amended.

“Parent Title Insurance Policies” shall mean title insurance or valid marked-up title commitments evidencing title insurance with respect to a Parent Property.

“Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated May 1, 2014, as such may be amended from time to time.

“Partnership Common Unit” means a Common Unit, as defined in the Partnership Agreement.

“Partnership Common Unit Cash Amount” shall mean the aggregate cash payment required to be made pursuant to the Partnership Agreement as a result of the Transactions at any time following the Class B Exchange, through and including the Merger Effective Time, to holders of Partnership Common Units.

“Partnership LTIP Unit” means an LTIP Unit, as defined in the Partnership Agreement.

“Partnership LTIP Unit Cash Amount” shall mean the aggregate cash payment required to be made pursuant to the Partnership Agreement as a result of the Transactions at any time following the Class B Exchange, through and including the Merger Effective Time, to holders of Partnership LTIP Units.

“Partnership Preferred Unit” shall mean a Preferred Unit, as defined in the Partnership Agreement.

“Per Share Merger Consideration” shall mean an amount of cash (rounded down to the nearest $0.001) equal to the quotient of (i) the Merger Consideration Amount divided by (ii) the Pre-Closing Dividend Share Number.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries or Parent and its Subsidiaries, as appropriate, in accordance with GAAP or IFRS, as applicable; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet due or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries or Parent and its Subsidiaries, as appropriate, in accordance with GAAP or IFRS, as applicable; (iii) Liens imposed by applicable Law (other than Tax Law); (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (vi) minor defects, imperfections or irregularities in title, easements, covenants and rights of way of record and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use, or materially detract from the value, of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries or Parent and its Subsidiaries, as appropriate; (vii) statutory, common law or contractual liens of landlords for amounts not yet due and payable; (viii) all Liens and other matters disclosed in the Company Title Insurance Policies or the Parent Title Insurance Policies, as appropriate, (ix) easements, rights of way, restrictions, restrictive covenants, encroachments, protrusions and other similar encumbrances affecting real property assets which are not violated by the current or intended use of the applicable real property and do not materially detract from the value of the real property subject thereto or materially impair the intended use thereof, (x) rights of tenants, subtenants and subsub-tenants under Lessor Leases or Parent Lessor Leases, as appropriate, (xi) Liens of collecting banks and other rights of setoff, bankers liens or similar liens relating to deposits or securities accounts in favor of banks, depository institutions and securities intermediaries, (xii) Liens arising from precautionary UCC filings statements regarding equipment or similar asset leases or licenses, (xiii) Liens permitted under the Credit Agreement or the Term Loan Agreement, (xiv) non-exclusive licenses and similar rights to Intellectual Property entered into in the ordinary course of business, (xv) Liens granted pursuant to or created in connection with any joint ventures, partnerships, development agreements, reciprocal easement agreements, leases or licenses and (xvi) Liens granted to the lenders of Parent or of Parent’s Subsidiaries or that have been provided in the ordinary course of Parent’s business or that are customary given the nature of the assets and the business of Parent and its Subsidiaries.

“Person” shall mean any individual, corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Personal Information” means, in addition to any similar definition provided by the Company or Parent, as appropriate, for any similar term (e.g., “personally identifiable information” or “PII”) in any written Company privacy policy or Parent privacy policy, as appropriate or other public-facing statement, all information that identifies, allows identification of or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial account number or government-issued identifier (including Social Security number and driver’s license number), date of birth, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), together with other information to the extent collected and associated by the Company or Parent, as appropriate, with such individual, as so associated, which may include (to the extent collected and associated by the Company or Parent, as appropriate, with such individual, as so associated): (a) information that is created, maintained, or accessed by an individual (e.g., videos, audio or individual contact information); (b) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed); and (c) Internet Protocol addresses, unique device identifiers or other persistent identifiers, in each case, to the extent protected by applicable Law. Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person. Personal Information includes the foregoing information in any form, including paper, electronic and other forms.

“Pre-Closing Dividend Date” shall mean the record date for the Pre-Closing Dividend.

“Pre-Closing Dividend Share Number” shall mean the outstanding number of Company Shares (excluding Company Restricted Stock but including the number of Company Shares deemed issued in respect of In-the-Money Company Options pursuant to Section 2.07(d)(i)) on the Pre-Closing Dividend Date (which, for the avoidance of doubt, shall not include Company Shares that are exchanged for shares of Class B Stock pursuant to the Class B Exchange).

“Privacy Laws” shall mean all Laws governing the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disclosure or transfer of Personal Information.

“Qualifying Termination” shall mean, in respect of any holders of Converted Options or Converted Restricted Shares, (x) a termination of employment by Parent or any of its Affiliates without Cause (as such term is defined in the applicable award agreement governing such Converted Option or Converted Restricted Shares) or (y) a resignation of employment with Parent or any of its Affiliates for Good Reason.

“REIT” shall mean a “real estate investment trust” within the meaning of Sections 856 through 860 of the Code.

“Required Information” shall mean (a) the historical financial information regarding the Company and its Subsidiaries required by paragraphs 6(a) and (b) of Exhibit D to the Financing Commitment and (b) all other information and data related to the Company and its Subsidiaries necessary for Parent to prepare the pro forma financial statements required by paragraph 6(c) of Exhibit D to the Financing Commitment (and, if applicable, the equivalent provisions of any debt commitment letter in connection with any Alternative Financing).

“Rights Agreement” shall mean an agreement between BAM and the Rights Agent (as defined in Section 1.01 of the Parent Disclosure Letter), in substantially the form attached hereto as Exhibit D.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Significant Subsidiary” shall mean any Subsidiary of the Company or Parent, as the case may be, that constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X of the SEC.

“Solvent” shall mean with respect to any Person, as of any date of determination, (i) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the fair value of the assets (on a going concern basis) of such Person and its Subsidiaries, taken as a whole, (ii) the present fair saleable value of the assets (on a going concern basis) of such Person and its Subsidiaries, taken as a whole, is not less than the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries, taken as a whole, on their existing debts as they become absolute and matured in the ordinary course of business, (iii) the assets (or capital) of such Person and its Subsidiaries, taken as a whole, are not unreasonably small in relation to the business in which such Person and its Subsidiaries, taken as a whole, is engaged or contemplates to engage, as of the date of determination and (iv) such Person and its Subsidiaries, taken as a whole, do not have debts, liabilities and obligations (whether or not liquidated, matured or asserted, and including contingent liability) beyond their ability to pay such debt as they become due. For the purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Standstill Agreement” shall mean that certain Standstill Agreement, dated as of November 9, 2010, by and among the Company, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and any Brookfield Consortium Member Party thereto.,

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such limited liability company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership or has the power to direct the policies, management and affairs thereof; provided, that, for purposes of this Agreement, none of the Company or any of its Subsidiaries shall be deemed to be a Subsidiary of any of Parent, Acquisition Sub, the Voting Parties or any of their respective Affiliates (other than the Company and its Subsidiaries).

“Superior Proposal” shall mean any bona fide written Acquisition Proposal for an Acquisition Transaction, on its most recently amended or modified terms, if amended or modified, that the Special Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) would be more favorable from a financial point of view to the Company Stockholders (in their capacity as such) than the Transactions taking into account at the time of determination the likelihood and timing of consummation (as compared to the Transactions) and such other matters as the Special Committee deems relevant, including other available information regarding such Acquisition Proposal (including relevant legal, financial (and financing terms) and regulatory aspects of such Acquisition Proposal) and any changes to the terms and conditions of this Agreement that had been committed to by Parent in writing in response to such Acquisition Proposal; provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “more than 20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50% or more”.

“Tax” shall mean all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, net worth, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, goods and services, occupancy, transfer and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Returns” shall mean all returns and reports (including amendments, elections, declarations, disclosures, schedules, estimates, claims for refunds and information returns) supplied or required to be supplied to a Governmental Authority relating to Taxes.

“Term Loan Agreement” shall mean the Amended and Restated Loan Agreement, dated as of April 25, 2016, by and among the Columbia Centre, LLC, Fallen Timbers Shops, LLC, Grand Teton Mall, LLC, Mayfair Mall, LLC, Mondawmin Business Trust, North Town Mall, LLC, Oakwood Hills Mall, LLC, Oakwood Shopping Center, LLC, Pioneer Place, LLC, PDC - Eastridge Mall L.L.C., PDC-Red Cliffs Mall L.L.C., Red Cliffs Plaza, LLC, River Hills Mall, LLC, Sooner Fashion Mall, L.L.C., Southwest Denver Land L.L.C., Southwest Plaza L.L.C. and Brass Mill Center Mall, LLC, the lenders party thereto, U.S. Bank National Association as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, and Toronto Dominion (Texas) LLC, Bank of America, N.A., the Bank of New York Mellon, MUFG Union Bank, N.A., and PNC Bank, National Association, as Co-Documentation agents.

“Total Cash Amount” shall mean $9,250,000,000 less (i) the Partnership Common Unit Cash Amount, less (ii) the Partnership LTIP Unit Cash Amount, less (iii) the Total Restricted Stock Cash Consideration.

“Total Restricted Stock Cash Consideration” shall mean the sum of (x) the aggregate cash consideration to be paid with respect to shares of Company Restricted Stock subject to Section 2.07(e)(i) plus (y) the aggregate cash consideration to be paid with respect to shares of Company Performance Restricted Stock subject to Section 2.07(e)(ii).

“Trading Day” shall mean with respect to Parent Common Units, a day on which such Parent Common Units are traded on the NASDAQ.

“Transaction Agreements” shall mean this Agreement, the Rights Agreement, the Voting Agreement, the BAM Letter Agreement, the MSA Letter Agreement and the Class B Exchange Agreement.

“Transactions” shall mean the Merger, the Partnership Agreement Amendment and Restatement, the Class B Exchange, the Pre-Closing Dividend, the Requested Transactions and the other transactions contemplated by the Transaction Agreements.

“Treasury Regulations” shall mean the U.S. Treasury Regulations promulgated under the Code.

“Triggering Event” shall mean the occurrence, in any case prior to obtaining the approvals contemplated by Section 7.01(a), of (a) a Company Board Recommendation Change (it being understood that for all purposes of this Agreement a communication by the Company Board or Special Committee to the stockholders of the Company in accordance with Rule 14d-9(f) of the Exchange Act, or any similar communication to stockholders of the Company in connection with the commencement of a tender offer or exchange offer that is not otherwise a Company Board Recommendation Change, shall not be deemed to constitute a Company Board Recommendation Change); (b) the Company failing to include in the Proxy Statement distributed to the Company Stockholders the Company Board Recommendation; (c) the Company recommending to the Company Stockholders an Acquisition Proposal other than the Transactions; or (d) an Acquisition Proposal made after the date hereof having been publicly announced and, after receipt of a written request by Parent (which request may only be made once with respect to any such Acquisition Proposal and once with respect to each material modification thereto), the Company failing to issue a press release that reaffirms the Special Committee’s recommendation of the Transaction Agreements and the Transactions, within five (5) Business Days after receipt of such written request or, if earlier, prior to the Company Stockholder Meeting, provided such written request was received no less than two (2) Business Days prior to the Company Stockholder Meeting; provided, that the press release may indicate, if applicable, that the Special Committee continues to evaluate such Acquisition Proposal in a manner consistent with the terms of this Agreement; it being agreed that the taking of any action by the Company, the Company Board, or the Special Committee permitted by, and not in breach of, Section 5.03(b) shall not be deemed a Triggering Event.

“Willful Breach” shall mean with respect to any breaches or failures to perform any covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual or constructive knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have, based on reasonable due inquiry) that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement. For the avoidance of doubt, a party’s failure to consummate the Charter Closing or the Merger Closing when required pursuant to Section 2.03 shall be a Willful Breach of this Agreement.

Section 1.02 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Index of Defined Terms

A&R Partnership Agreement	Recitals
Acquisition Sub	Preamble
Agreement	Preamble
Alternative Financing	Section 6.19(a)
BAM Letter Agreement	Recitals
Cancelled Company Shares	Section 2.07(a)(ii)
Capitalization Date	Section 3.06(a)
Cash Electing Share	Section 2.03(d)(1)
Cash Election	Section 2.03(d)(1)
Certificate of Merger	Section 2.02
Certificates	Section 2.09(c)
Charter Closing	Section 2.03(a)
Charter Closing Date	Section 2.03(a)
Charter Effective Time	Section 2.03(a)
Citigroup	Section 3.25
Class B Exchange	Recitals
Class B Exchange Agreement	Section 2.03(b)
Class B Exchange Closing	Section 2.03(b)
Class B Exchange Effective Time	Section 2.03(b)

Collective Bargaining Agreement	Section 3.19(a)
Committed Financing	Section 4.29
Company	Preamble
Company Benefit Plans	Section 3.18(a)
Company Board	Recitals
Company Board Recommendation	Section 3.02
Company Board Recommendation Change	Section 5.03(c)
Company Board Recommendation Notice	Section 5.03(f)
Company Budget	Section 5.01(a)
Company Charter	Recitals
Company Disclosure Letter	Article III
Company Related Parties	Section 8.03(d)
Company SEC Reports	Section 3.08
Company Securities	Section 3.06(c)
Company Special Distribution	Section 5.01(a)
Company Stockholder Meeting	Section 3.02
Company Stockholders	Recitals
Competing Acquisition Transaction	Section 8.03(b)(ii)
Competing Proposal	Section 5.03(b)
Confidentiality Agreement	Section 9.04
Consent	Section 3.05
Continuing Employees	Section 6.08(a)
Converted Option	Section 2.07(d)(ii)
Converted Restricted Stock	Section 2.07(e)(i)
Dissenting Company Shares	Section 2.07(c)(i)
Election Deadline	Section 2.08(b)
Election Form	Section 2.08(a)
Election Form Record Date	Section 2.08(a)
Enforceability Limitations	Section 3.02
Escrow Account	Section 2.09(a)
Escrow Agent	Section 2.09(a)
Escrow Agreement	Section 2.09(a)
Exchange Fund	Section 2.09(b)
Expenses	Section 8.03(a)
Fee Letter	Section 4.29
Final Offering	Section 2.07(g)
Financing Commitment	Section 4.29
Financing Commitment Papers	Section 4.29
Form F-4	Section 4.23
Form S-4	Section 3.28
Fraud and Bribery Laws	Section 3.21(b)
Goldman Sachs	Section 3.25
Indemnified Parties	Section 6.07(a)
Mailing Date	Section 2.08(a)
Material Contract	Section 3.12(a)
Merger	Recitals
Merger Closing	Section 2.03(e)
Merger Closing Date.	Section 2.03(e)
Merger Consideration	Section 2.07(a)(i)
Merger Effective Time	Section 2.02
New Plans	Section 6.08(b)

Non-Electing Shares	Section 2.08(b)
Notice Period	Section 5.03(g)
Old Plans	Section 6.08(b)
Operating Partnership	Recitals
Owned Real Property	Section 3.13(a)
Parent	Preamble
Parent Capitalization Date	Section 4.06
Parent Common Units Election	Section 2.08(b)
Parent Common Units Election Share	Section 2.08(b)
Parent Common Units Exchange	Section 2.03(f)
Parent Disclosure Letter	Article IV
Parent Material Contract	Section 4.12(a)
Parent Related Parties	Section 8.03(d)
Parent SEC Reports	Section 4.08
Parent Securities	Section 4.06(c)
Parent Subsidiary Securities	Section 4.07(c)
Parent Unitholder Consent	Section 4.04
Parent Unitholder Meeting	Section 6.16
Partnership Agreement Amendment and Restatement	Recitals
Payment Agent	Section 2.09(a)
Per Restricted Share Cash Consideration	Section 2.07(e)(i)
Permits	Section 3.20
Pre-Closing Dividend	Section 2.03(d)
Prorated Per Share Cash Dividend	Section 2.03(d)(1)
Prorated Per Share Stock Dividend	Section 2.03(d)(2)
Proxy Statement	Section 3.28
PTP Qualifying Income	Section 8.03(b)(iv)(1)
Qualifying Income	Section 8.03(c)(i)
Qualifying Income	Section 8.03(b)(iv)(3)
REIT Affiliate	Section 8.03(b)(iv)(3)
REIT Subsidiary	Section 3.17(f)
Representatives	Section 5.03(a)
Requested Transactions	Section 6.14
Requested Transactions Closing	Section 2.03(c)
Requested Transactions Effective Time	Section 2.03(c)
Requisite Stockholder Approval	Section 3.03
Retention Program	Section 6.08(d)
Rev. Proc. 93-27	Section 3.06(b)
Reverse Termination Fee	Section 8.03(c)
Rights Agreement	Recitals
Schedule 13E3	Section 4.23
Shelf Registration Statement(s)	Section 7.03(e)
Short Taxable Year	Section 7.02(d)
Special Committee	Recitals
Specified JV Agreements	Section 6.19(c)
Specified JV Consent	Section 6.19(c)
Specified JV Party	Section 6.19(c)
Stock Electing Share	Section 2.03(d)(2)
Stock Election	Section 2.03(d)(2)
Subsidiary Interests	Section 6.14
Subsidiary Securities	Section 3.07(c)

Surviving Corporation	Section 2.01
Surviving Debt	Section 6.19(b)
Surviving Debt Consent	Section 6.19(b)
Surviving Debt Party	Section 6.19(b)
Tail Period	Section 8.03(b)(ii)
Tail Policy	Section 6.07(b)
Tax Protection Agreement	Section 3.17(j)
Tax Sharing Agreement	Section 3.17(j)
Termination Date	Section 8.01(a)(ii)
Termination Fee	Section 8.03(b)(i)
Uncertificated Shares	Section 2.09(c)
Voting Agreement	Recitals
Voting Parties	Recitals
WARN	Section 3.19(c)

Section 1.03 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) References to “$” and “dollars” are to the currency of the United States of America.

(g) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such word or phrase shall not simply mean “if.”

(h) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(i) Any document, list or other item shall be deemed to have been “made available” to Parent for all purposes of this Agreement if such document, list or other item was (i) posted in the electronic data room established by the Company in connection with the Transactions, or otherwise made available to Parent or its Representatives, in each case, not less than 24 hours prior to the date of this Agreement or (ii) was made available on the SEC’s public website or a physical or electronic copy thereof was delivered to Parent or its Representatives, in each case, not less than 24 hours prior to the date of this Agreement.

(j) Any document, list or other item shall be deemed to have been “made available” to the Company for all purposes of this Agreement if such document, list or other item was (i) posted in the electronic data room established by Parent in connection with the Transactions, or otherwise made available to the Company or its Representatives, in each case, not less than 24 hours prior to the date of this Agreement or (ii) was made available on the SEC’s public website or a physical or electronic copy thereof was delivered to the Company or its Representatives, in each case, not less than 24 hours prior to the date of this Agreement.

ARTICLE II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Merger Effective Time, Acquisition Sub shall be merged with and into the Company, the separate corporate existence of Acquisition Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

Section 2.02 The Merger Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Merger Closing Date, Parent, Acquisition Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in such form agreed by Parent and the Company, as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and make all other filings necessary or recordings required by the DGCL in connection with the Merger following the Charter Effective Time, the Class B Exchange Effective Time, the Requested Transactions Effective Time and the declaration of the Pre-Closing Dividend. The Certificate of Merger shall provide that the Merger be effective upon the time of its filing (such time, or such other time as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger, being referred to herein as the “Merger Effective Time”).

Section 2.03 The Closing.

(a) The Charter Amendment and the Partnership Agreement Amendment and Restatement. Upon the terms and subject to the conditions set forth in this Agreement, on the Charter Closing Date, the Company shall cause: (i) the Charter Amendment to be consummated under the DGCL by filing the Charter Amendment with the Secretary of State of the State of Delaware (the “Charter Closing”), (ii) the bylaws of the Company to be amended and restated in their entirety as set forth on Exhibit C (the “Bylaw Amendment”) and (iii) to be executed the Partnership Agreement Amendment and Restatement. The Charter Closing and the Partnership Agreement Amendment and Restatement will take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, at 8:00 a.m. (Eastern time) (such time being referred to herein as the “Charter Effective Time”) on a date to be specified by the parties, but no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII hereof (other than those conditions that, by their terms, are to be satisfied at the Charter Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), or at such other location, date and time as Parent and the Company shall mutually agree in writing; provided, however, that in no event shall Parent be obligated to consummate the Charter Closing until the earlier to occur of (a) any Business Day before or during the Marketing Period as may be specified on not less than three (3) Business Days’ prior written notice from Parent to the Company on which the next calendar day is also a Business Day and (b) the third (3rd) Business Day immediately following the day on which the Marketing Period expires (subject, in each case, to the satisfaction or waiver in writing of all of the conditions set forth in Article VII as of the date determined pursuant to this Section 2.03(a) (other than those conditions that, by their terms, are to be satisfied at the Charter Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions); provided, further, that in no event shall the Company be obligated to consummate the Charter Closing unless the Escrow Agent has confirmed to the Company the receipt of an amount at least equal to the sum of (i) the Total Cash Amount, plus (ii) the Partnership Common Unit Cash Amount, plus (iii) the Partnership LTIP Unit Cash Amount, in the Escrow Account; provided, further, that in no event shall Parent or the Company be obligated to consummate the Charter Closing unless the calendar day immediately following the Charter Closing Date is also a Business Day. The date upon which the Charter Closing shall actually occur pursuant hereto is referred to herein as the “Charter Closing Date.” Effective immediately upon the occurrence of the Charter Closing, all of the conditions set forth in Article VII hereof shall irrevocably be deemed to be satisfied for all purposes of this Agreement, notwithstanding the occurrence of any subsequent condition or event that may have caused or constituted a failure of any such condition to be satisfied at the Charter Effective Time if such event or condition had existed or occurred at or prior to the Charter Effective Time.

(b) The Class B Exchange. Concurrently with the execution of this Agreement, the Company and the Voting Parties have entered into the Class B Exchange Agreement (the “Class B Exchange Agreement”). The consummation of the Class B Exchange (the “Class B Exchange Closing”), will take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, at 8:05 a.m. (Eastern time) (or, if later, five (5) minutes following the Charter Effective Time) on the Charter Closing Date and immediately following the Charter Effective Time (such time, the “Class B Exchange Effective Time”). At the Class B Exchange Effective Time, each Company Share held by any Subsidiary of the Company shall be exchanged for one (1) validly issued, fully paid and non-assessable share of Class B Stock and such Company Share thereafter shall be automatically cancelled and extinguished.

(c) The Requested Transactions. The consummation of the Requested Transactions, including the declaration and payment of the Pre-Closing Dividend (as defined below) (the “Requested Transactions Closing”), will, with respect to each such Requested Transaction, solely in the event and to the extent that all conditions to such Requested Transaction have been satisfied or waived, take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, following the Class B Exchange Effective Time and before the end of trading on the NYSE on the Charter Closing Date (the “Requested Transactions Effective Time”).

(d) The Pre-Closing Dividend. The Company shall declare a special dividend payable to the holders of record of Company Shares (other than to holders of Company Restricted Stock, but including to each holder of an In-the-Money Company Option, with respect to the number of Company Shares that are deemed issued in respect of such Company Option under Section 2.07(d)(i)) as of the end of trading on the NYSE on the Charter Closing Date, with a payment date of the Charter Closing Date (the “Pre-Closing Dividend”). The holders of the Company Shares that are eligible to receive the Pre-Closing Dividend pursuant to the preceding sentence (which, for the avoidance of doubt, shall not include Company Shares that are exchanged for shares of Class B Stock pursuant to the Class B Exchange at the Class B Exchange Effective Time), shall, at such holder’s election made in accordance with the procedures set forth in Section 2.08 and subject to proration as set forth in this Section 2.03(d), receive the following in connection with the Pre-Closing Dividend:

(1) Cash Election. For each Company Share with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked pursuant to Section 2.08 (each, a “Cash Electing Share”), the holder shall receive an amount in cash, without interest, equal to the Maximum Per Share Cash Dividend; provided, that if the Maximum Per Share Cash Dividend multiplied by the aggregate number of Cash Electing Shares exceeds the Aggregate Cash Dividend Amount, then each Cash Electing Share shall instead receive (A) an amount in cash, without interest, equal to the quotient (rounded down to the nearest $0.01) of the Aggregate Cash Dividend Amount divided by the aggregate number of Cash Electing Shares (the “Prorated Per Share Cash Dividend”) and (B) the Excess Stock Dividend.

(2) Stock Election. For each Company Share with respect to which an election to receive Class A Stock (a “Stock Election”) has been properly made and not revoked pursuant to Section 2.08 (each, a “Stock Electing Share”) the holder shall receive the Maximum Per Share Stock Dividend; provided, that if the Maximum Per

Share Stock Dividend multiplied by the aggregate number of Stock Electing Shares exceeds the Aggregate Stock Dividend Amount, then each Stock Electing Share shall instead receive (A) a fraction (rounded down to the nearest one one-hundredth (0.01)) of a share of Class A Stock equal to the Aggregate Stock Dividend Amount divided by the aggregate number of Stock Electing Shares (the “Prorated Per Share Stock Dividend”) and (B) the Excess Cash Dividend.

(3) No Election. Each (i) Non-Electing Share and (ii) Company Share deemed issued with respect to an In-the-Money Company Option as described in Section 2.07(d)(i) shall be deemed to have made a Cash Election and shall be treated as a Cash Electing Share for purposes of this Section 2.03(d).

(e) The Merger. The consummation of the Merger (the “Merger Closing”) will take place following the Charter Effective Time, the Class B Exchange Effective Time, the Requested Transactions Effective Time (whether or not any of the Requested Transactions have been consummated) and the declaration of the Pre-Closing Dividend at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, at 8:00 a.m. (Eastern time) (or such other time as may be agreed in writing by Parent, Acquisition Sub and the Company) on the first (1st) Business Day following the Charter Closing Date. The date upon which the Merger Closing shall actually occur pursuant hereto is referred to herein as the “Merger Closing Date.”

(f) Parent Common Units Exchange. Immediately following the Merger Effective Time, Parent shall, or shall cause one or more of its Affiliates to, without any further action on the part of any Company Stockholder, acquire from any Company Stockholder who has made a Parent Common Units Election all of such holder’s shares of Class A Stock, received or entitled to be received in the Pre-Closing Dividend (including shares of Class A Stock to be received pursuant to the Excess Stock Dividend by holders making a Cash Election) by such holder, and Parent shall, or shall cause one or more of its Affiliates to, issue to such holder an equal number of Parent Common Units in exchange for such shares of Class A Stock, effective immediately following the Merger Effective Time (the “Parent Common Units Exchange”). Any Company Stockholder who has not made a Parent Common Units Election and who would be entitled to receive in the Pre-Closing Dividend a number of shares of Class A Stock in excess of the Stock Ownership Limit (as defined in the Company Charter) shall for all purposes hereof be deemed to have made a Parent Common Units Election with respect to the number of shares of Class A Stock equal to such excess. Other than the Pre-Closing Dividend, neither Parent nor the Company shall declare or pay any dividend between the Charter Effective Time and the Merger Effective Time. All of the shares of Class A Stock acquired by Parent or one or more of its Affiliates pursuant to this Section 2.03(f) shall automatically, and without further action required, be converted into fully paid and non-assessable shares of Class B Stock having an aggregate Class B Liquidation Amount (as defined in the Company Charter) equal to the fair market value of the shares of Class A Stock so exchanged, as determined in good faith by Parent in accordance with the certificate of incorporation of the Company, as amended and restated at the Charter Effective Time. Upon consummation of the Parent Common Units Exchange, each Company Stockholder having received Parent Common Units in the Parent Common Units Exchange shall cease to have any rights as an owner of the shares of Class A Stock exchanged in the Parent Common Units Exchange (and, for the avoidance of doubt, shall not be entitled to any dividends declared at or after the Merger Effective Time with respect to such shares of Class A Stock exchanged in the Parent Common Unit Exchange). A Company Stockholder shall not have any rights as a unitholder of Parent with respect to any Parent Common Units until the consummation of the Parent Common Units Exchange, and upon such exchange such Parent Common Units Electing Stockholder shall be deemed to have held such Parent Common Units as of the Merger Effective Time (and, for the avoidance of doubt, shall be entitled to any dividends declared at or after the Merger Effective Time with respect to such Parent Common Units). Each Non-Electing Share shall be deemed to have made a Parent Common Units Election for purposes of this Section 2.03(f).

Section 2.04 Effect of the Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time all of the property, rights, privileges and powers of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all liabilities of the Company and Acquisition Sub shall become the liabilities of the Surviving Corporation.

Section 2.05 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Merger Effective Time, subject to the provisions of Section 6.07, the certificate of incorporation of the Company, as amended and restated at the Charter Effective Time, shall remain the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation (subject to the provisions of Section 6.07).

(b) Bylaws. At the Merger Effective Time, subject to the provisions of Section 6.07, the bylaws of the Company as amended and restated at the Charter Effective Time shall remain the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws (subject to the provisions of Section 6.07).

Section 2.06 Directors and Officers.

(a) Directors. At the Merger Effective Time, the directors of the Surviving Corporation shall be as set forth in Section 6.18 until their respective successors are duly elected or appointed and qualified or until each such director’s earlier death, resignation or removal pursuant to the certificate of incorporation of the Corporation, the bylaws of the Corporation and applicable Law.

(b) Officers. At the Merger Effective Time, the officers of the Company immediately prior to the Merger Effective Time shall become the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed or until his or her earlier death, resignation or removal pursuant to the certificate of incorporation of the Corporation, the bylaws of the Corporation and applicable Law.

Section 2.07 Effect on Company Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company, or the holders of any of the following securities, subject to Section 2.07(b) and any applicable withholding Tax, the following shall occur:

(i) Company Shares. Each Company Share that is issued and outstanding immediately prior to the Merger Effective Time (other than (A) Cancelled Company Shares, (B) any Dissenting Company Shares and (C) shares of Company Restricted Stock) shall be cancelled and extinguished and automatically converted into the right to receive in cash from Parent, without interest thereon, an amount equal to the Per Share Merger Consideration (collectively, the “Merger Consideration”) upon the surrender of the certificate representing such Company Shares in the manner provided in Section 2.09 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.11). Each holder of a certificate previously representing any such Company Shares or Company Shares that are in non-certificated book-entry form shall thereafter cease to have any rights with respect to such securities, except the right to receive the consideration to which such holder may be entitled pursuant to this Section 2.07(a).

(ii) Excluded Company Shares. Each Company Share owned by Parent, Acquisition Sub, if any, or the Company, in each case immediately prior to the Merger Effective Time, including the Company Shares exchanged for Class B Stock pursuant to the Class B Exchange (“Cancelled Company Shares”), shall be automatically cancelled and extinguished without any conversion thereof or consideration paid therefor.

(iii) Capital Stock of Acquisition Sub. Each share of common stock, par value $0.01 per share, of Acquisition Sub that is outstanding immediately prior to the Merger Effective Time shall be converted into a number of validly issued, fully paid and non-assessable shares of Class C Stock equal to the quotient (rounded to the nearest whole share) of (x) the Pre-Closing Dividend Share Number divided by (y) the number of shares of common stock, par value $0.01 per share, of Acquisition Sub outstanding immediately prior to the Merger Effective Time . Each certificate evidencing ownership of such shares of common stock of Acquisition Sub shall thereafter evidence ownership of shares of Class C Stock.

(iv) Company Preferred Stock. Each share of Company Preferred Stock that is outstanding immediately prior to the Merger Effective Time shall be converted into one validly issued, fully paid and non-assessable share of 6.375% Series A Cumulative Perpetual Preferred Stock of the Surviving Corporation that will have the same rights, preferences, privileges and voting powers as the Company Preferred Stock as of immediately prior to the Merger Effective Time. Each certificate evidencing ownership of such shares of Company Preferred Stock shall thereafter evidence ownership of shares of 6.375% Series A Cumulative Perpetual Preferred Stock of the Surviving Corporation.

(b) Adjustment to the Merger Consideration. The Merger Consideration, the Pre-Closing Dividend and, without duplication, the number of Parent Common Units to be issued in the Parent Common Units Exchange shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares or Parent Common Units, as appropriate), reclassification, recapitalization, combination, exchange of shares or other like change with respect to Company Shares or Parent Common Units occurring or with a record date during the period between the date of this Agreement and the Charter Effective Time. Without limiting the foregoing, if the Company declares a Company Special Distribution between the date of this Agreement and the Charter Closing Date, then (A) the Total Cash Amount shall be decreased by an amount equal to the aggregate amount of the Company Special Distribution and (B) in each of the definitions of “Equity Award Average Stock Consideration,” “Excess Cash Dividend,” “Excess Stock Dividend,” “Maximum Per Share Cash Dividend” and “Maximum Per Share Stock Dividend”, the references to “$23.50” shall be reduced by an amount equal to the amount per Company Share of the Company Special Distribution.

(c) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all Company Shares that are issued and outstanding immediately prior to the Merger Effective Time and held by Company Stockholders who shall have neither voted in favor of this Agreement nor consented thereto in writing and who shall have properly and validly perfected their statutory rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.07(a), subject to the following sentence of this Section 2.07(c)(i). Such Company Stockholders shall be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL (and at the Merger Effective Time, such Dissenting Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL), except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Merger Effective Time, the right to receive the Per Share Merger Consideration, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Company Shares in the manner provided in Section 2.09 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.11).

(ii) The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Section 262 of the DGCL and received by the Company in respect of Dissenting Company Shares and (B) the reasonable opportunity to participate in, subject to consultation with the Company, all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Company Shares. Any portion of the Merger Consideration made available to the Payment Agent pursuant to Section 2.09 to pay for Company Shares for which appraisal rights have been perfected shall be returned to Parent upon demand.

(d) Company Options. Except with respect to the Company Options held by individuals set forth on Section 2.07(d) of the Company Disclosure Letter, which Company Options shall receive the treatment set forth in such Section 2.07(d) of the Company Disclosure Letter:

(i) Immediately prior to the Charter Effective Time, each In-the-Money Company Option that is outstanding immediately prior to the Charter Effective Time, whether vested or unvested, shall be cancelled and terminated at the Charter Effective Time and the holder thereof shall be deemed to receive, at the Charter Effective Time, in consideration for such cancellation, a number of Company Shares (with any fractional shares (after aggregating all such Company Shares held by the same holder) rounded down to the next lower whole number of shares) equal to (1) the product of (A) the number of Company Shares subject to such In-the-Money Company Option multiplied by (B) excess of the Equity Award Aggregate Cash Equivalent Amount over the exercise price per Company Share under such In-the-Money Company Option divided by (2) the Equity Award Aggregate Cash Equivalent Amount. Each such deemed Company Share shall be entitled to receive, promptly following the Charter Effective Time, the Pre-Closing Dividend and the Per Share Merger Consideration pursuant to Section 2.03 as if such deemed Company Share was issued and outstanding immediately prior to the Charter Effective Time, in each case less applicable withholding taxes in respect thereof.

(ii) Immediately prior to the Merger Effective Time, each Out-of-the-Money Company Option that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, shall be converted into an option in respect of Parent Common Units, on the same terms and conditions as were applicable under such Out-of-the-Money Company Option immediately prior to the Merger Effective Time (including with respect to vesting but as amended by this Section 2.07(d)(ii)), (i) relating to the number of Parent Common Units equal to the product of (A) the number of shares of Company Common Stock subject to such Out-of-the-Money Company Option immediately prior to the Merger Effective Time and (B) the Equity Award Aggregate Stock Equivalent Amount, with any fractional units (after aggregating all such units held by the same holder) rounded down to the next lower whole number of units, and (ii) with an exercise price per Parent Common Unit equal to the quotient obtained by dividing (A) the exercise price per share of Company Common Stock subject to such Out-of-the-Money Company Option immediately prior to the Merger Effective Time divided by (B) the Equity Award Aggregate Stock Equivalent Amount, with any fractional cents rounded up to the next higher ten thousandth of a cent (each such converted Out-of-the-Money Company Option, a “Converted Option”). The foregoing adjustments shall be made in a manner consistent with the requirements of Section 409A of the Code and, if applicable, Section 424 of the Code. Notwithstanding anything to the contrary in any award agreement underlying a Converted Option, each Converted Option shall fully vest and become exercisable upon a Qualifying Termination of the holder’s employment with Parent and its Affiliates during the period following the Merger Effective Time and prior to the second anniversary of the Merger Effective Time.

(e) Company Restricted Stock. Except with respect to the shares of Company Restricted Stock held by individuals set forth on Section 2.07(e) of the Company Disclosure Letter, which Company Restricted Stock shall receive the treatment set forth in such Section 2.07(e) of the Company Disclosure Letter:

(i) At the Merger Effective Time, each share of Company Restricted Stock subject only to time-based vesting and granted prior to January 1, 2018, that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive (A) a cash amount, less applicable withholding taxes in respect thereof, equal to the Equity Award Average Cash

Amount (the “Per Restricted Share Cash Consideration”), which shall be paid promptly following the Merger Effective Time, plus (B) a fraction of a number of restricted shares of Class A Stock equal to one (1) times the Equity Award Stock Ratio (“Converted Restricted Stock”), with any fractional shares (after aggregating all such shares held by the same holder) rounded down to the next lower whole number of shares, which Converted Restricted Stock shall have the same terms and conditions as were applicable under such share of Company Restricted Stock immediately prior to the Merger Effective Time (including with respect to vesting but as amended by this Section 2.07(e)(i)). Notwithstanding anything to the contrary in any award agreement underlying such Converted Restricted Stock, each share of Converted Restricted Stock shall fully vest upon a Qualifying Termination of the holder’s employment with Parent and its Affiliates during the period following the Merger Effective Time and prior to the second anniversary of the Merger Effective Time.

(ii) At the Merger Effective Time, each award of Company Performance Restricted Stock granted prior to January 1, 2018, outstanding immediately prior to the Merger Effective Time, whether vested or unvested, shall be cancelled and converted (based on the target level of performance with respect to such Company Performance Restricted Stock award with the Merger Effective Time constituting the “Valuation Date” set forth in the applicable award agreement), into the right to receive, with respect to each share of Company Performance Restricted Stock underlying such award, (A) the aggregate amount of dividends in respect of such share of Company Performance Restricted Stock previously placed into escrow, which shall be paid promptly following the Merger Effective Time, plus (B) the Per Restricted Share Cash Consideration, which shall be paid promptly following the Merger Effective Time, plus (C) a number of shares of Converted Restricted Stock equal to one (1) times the Equity Award Stock Ratio, with any fractional shares (after aggregating all such shares held by the same holder) rounded down to the next lower whole number of units, which Converted Restricted Stock shall have the same terms and conditions as were applicable under such share of Company Performance Restricted Stock immediately prior to the Merger Effective Time (including with respect to vesting but as amended by this Section 2.07(e)(ii)). Notwithstanding anything to the contrary in any award agreement underlying such Converted Restricted Stock, each share of Converted Restricted Stock shall fully vest upon a Qualifying Termination of the holder’s employment with Parent and its Affiliates during the period following the Merger Effective Time and prior to the second anniversary of the Merger Effective Time.

(iii) At the Merger Effective Time, each share of Company Restricted Stock subject only to time-based vesting and granted on or after January 1, 2018, outstanding immediately prior to the Merger Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive a number of shares of Converted Restricted Stock equal to the product of (A) the number of shares of Company Common Stock subject to such award immediately prior to the Merger Effective Time and (B) the Equity Award Aggregate Stock Equivalent Amount, with any fractional shares (after aggregating all such shares held by the same holder) rounded down to the next lower whole number of shares. The Converted Restricted Stock shall have the same terms and conditions as were applicable under such award immediately prior to the Merger Effective Time, including with respect to vesting but as amended by this Section 2.07(e)(iii). Notwithstanding anything to the contrary in any award agreement underlying Converted Restricted Stock, each share of Converted Restricted Stock shall fully vest upon a Qualifying Termination of the holder’s employment with Parent and its Affiliates during the period following the Merger Effective Time and prior to the second anniversary of the Merger Effective Time.

(iv) At the Merger Effective Time, each award of Company Performance Restricted Stock granted on or after January 1, 2018, that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive, a number of shares of Converted Restricted Stock equal to the product of (A) the number of shares of Company Performance Restricted Stock subject to such award immediately prior to the Merger Effective Time (based on the target level of performance with respect to such Company Performance Restricted Stock award with the Merger Effective Time constituting the “Valuation Date” set forth in the applicable award agreement) and (B) the Equity Award Aggregate Stock Equivalent Amount, with any fractional shares (after aggregating all such shares held by the same holder) rounded down to the next lower whole number of shares. The Converted Restricted Stock shall have the same terms and conditions as were applicable under such award immediately prior to the Merger Effective Time but as amended by this Section 2.07(e)(iv), except that vesting shall be based solely on continued employment. Notwithstanding anything to the contrary in any award agreement underlying Converted Restricted Stock, each share of Converted Restricted Stock shall fully vest upon a Qualifying Termination of the holder’s employment with Parent and its Affiliates during the period following the Merger Effective Time and prior to the second anniversary of the Merger Effective Time.

(f) Partnership LTIP Units. The Partnership LTIP Units outstanding immediately prior to the Charter Effective Time shall be entitled to the treatment set forth in Section 2.07(f) of the Company Disclosure Letter and the Company shall cause the Operating Partnership to take all actions necessary to effect such treatment.

(g) The Company shall take all actions necessary to effect the transactions contemplated by Section 2.07(d) and Section 2.07(e) under all Company Option, Company Restricted Stock agreements and any other plan or arrangement of the Company, including delivering all required notices, obtaining any consents, making any amendments and passing resolutions of the Company Board or a committee thereof. The Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Class A Stock for delivery in accordance with Section 2.07(d) and Section 2.07(e). The Surviving Corporation shall file with the SEC, as soon as practicable following the Merger Effective Time, a registration statement on Form S-8 (or any successor form), to the extent such form is available, relating to such Class A Stock.

(h) Treatment of Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Charter Effective Time and not later than the day immediately prior to the date on which the first offering period that is regularly scheduled to commence under the ESPP after the date of this Agreement, the Company will take all necessary actions, including obtaining any necessary determinations or resolutions of the Company Board (or a committee thereof), if appropriate, and amending the terms of the ESPP as may be necessary or required under the ESPP and applicable Laws, to (i) provide that each individual participating in the Offering Period (as defined in the ESPP) in progress on the date of this Agreement (the “Final Offering”) will not be permitted to (A) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect when that Offering Period commenced; or (B) make separate non-payroll contributions to the ESPP on or following the date of this Agreement, except as may be required by applicable Law; (ii) ensure that, except for the Final Offering, no offering period under the ESPP will be authorized or commenced on or after the date of this Agreement; (iii) if the Charter Closing will occur prior to the end of the Final Offering, provide each individual participating in the Final Offering with notice of the transactions contemplated by this Agreement prior to the Charter Closing Date; (iv) cause the Final Offering to end on the date that is immediately prior to the Charter Closing Date; (v) make any pro rata adjustments that may be necessary to reflect the shortened Offering Period of the Final Offering, but otherwise treat such shortened Offering Period of the Final Offering as a fully effective and completed Offering Period for all purposes pursuant to the ESPP; (vi) cause each ESPP participant’s accumulated contributions under the ESPP to be used to purchase shares of Company Shares in accordance with the ESPP as of the end of the Final Offering; (vii) provide that the applicable purchase price for Company Shares will not be decreased below the levels set forth in the ESPP as of the date of this Agreement; and (viii) ensure that no further rights are granted under the ESPP after the Charter Effective Time. Immediately prior to and effective as of the Charter Effective Time (but subject to the consummation of the Transactions), the Company will terminate the ESPP.

Section 2.08 Election Procedures.

(a) An election form in such form as Parent shall reasonably specify and as shall be reasonably acceptable to the Company (the “Election Form”) shall be included by the Company in the Form S-4 and the Proxy Statement or mailed on a date to be mutually agreed by Parent and the Company that is not more than forty-five (45) days nor less than thirty (30) days prior to the anticipated Charter Closing Date or on such other date as Parent and the Company shall mutually agree (the “Mailing Date”) to each holder of record of Company

Shares as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the “Election Form Record Date”).

(b) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Shares between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Payment Agent all information reasonably necessary for it to perform as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (i) (A) the number of such holder’s Company Shares with respect to which such holder makes a Cash Election or (B) the number of such holder’s Company Shares with respect to which such holder makes a Stock Election and (ii) whether such holder affirmatively elects to exchange all, but not less than all, of the shares of Class A Stock entitled to be received by such holder in the Pre-Closing Dividend (including shares of Class A Stock to be received pursuant to the Excess Stock Dividend, if applicable, by holders making a Cash Election) for Parent Common Units in the Parent Common Units Exchange (a “Parent Common Units Election” and each Company Share with respect to which a Parent Common Units Election has been properly made and not revoked pursuant to this Section 2.08, a “Parent Common Units Election Share”). Any Company Shares with respect to which the Payment Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Eastern time, on the twenty-fifth (25th) day following the Mailing Date (or such other time and date as Parent and the Company shall agree) (the “Election Deadline”) shall be deemed to be “Non-Electing Shares.” Notwithstanding anything to the contrary contained in this Section 2.08, (i) in the event that there is (or is deemed to be) a Parent Common Units Election with respect to eighty percent (80%) or more of the shares of Class A Stock to be issued in the Pre-Closing Dividend, then, at Parent’s election, all shares of Class A Stock that are issued in the Pre-Closing Dividend shall be exchanged for Parent Common Units in the Parent Common Units Exchange regardless of whether a Parent Common Units Election is made with respect to any such shares of Class A Stock; provided that Parent provides the Company notice of such election at least two (2) Business Days prior to the Charter Effective Date; and (ii) in the event that there is (or is deemed to be) a Parent Common Units Election with respect to ninety percent (90%) or more of the shares of Class A Stock to be issued in the Pre-Closing Dividend, then all shares of Class A Stock that are issued in the Pre-Closing Dividend shall be exchanged for Parent Common Units in the Parent Common Units Exchange regardless of whether a Parent Common Units Election is made with respect to any such shares of Class A Stock.

(c) Any election shall have been properly made only if the Payment Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the authorized Person properly submitting such Election Form, by written notice received by the Payment Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the Company Shares represented by such Election Form shall become Non-Electing Shares, except to the extent a subsequent election is properly made with respect to any or all of such Company Shares prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Payment Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Payment Agent regarding such matters shall be binding and conclusive. None of Parent, the Company or the Payment Agent shall be under any obligation to notify any Person of any defect in an Election Form.

Section 2.09 Exchange of Certificates.

(a) Payment Agent and Escrow Agent. Prior to the Charter Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment and exchange agent for the Pre-Closing Dividend, the Merger and the Parent Common Units Exchange (the “Payment Agent”). The Payment Agent shall also act as the agent for the Company Stockholders for the purpose of receiving and holding their Election Forms. Prior to the Charter Effective Time, Parent shall select an escrow agent reasonably acceptable to the Company to act as the escrow agent for the Aggregate Cash Dividend Amount and the Merger Consideration (the “Escrow Agent”), and Parent and the Company shall enter into an escrow agreement with the

Escrow Agent on terms reasonably acceptable to Parent and the Company (the “Escrow Agreement”), establishing an escrow account with the Escrow Agent (the “Escrow Account”), which Escrow Agreement shall provide that the Escrow Agent shall not release funds deposited into the Escrow Account other than (i) upon joint instruction of Parent and the Company prior to the Charter Closing, (ii) upon an order of a court of competent jurisdiction or (iii) (A) with respect to the Aggregate Cash Dividend Amount, the Partnership Common Unit Cash Amount and the Partnership LTIP Unit Cash Amount, to the Payment Agent without further action of Parent or the Company automatically upon receipt by the Escrow Agent of evidence of the consummation of the Charter Closing and declaration of the Pre-Closing Dividend and (B) with respect to the Merger Consideration, to the Payment Agent without further action of Parent or the Company automatically upon receipt by the Escrow Agent of evidence of the consummation of the Merger Closing.

(b) Exchange Fund. Prior to the Charter Effective Time, (i) the Company shall irrevocably deposit (or cause to be deposited) in the Escrow Account, in connection with the Pre-Closing Dividend, cash in immediately available funds in an amount equal to the sum of the Aggregate Cash Dividend Amount, plus the Partnership Common Unit Cash Amount, plus the Partnership LTIP Unit Cash Amount, and (ii) Parent, on behalf of Acquisition Sub, shall irrevocably deposit (or cause to be deposited) in the Escrow Account, for payment to the holders of Company Shares, as applicable, pursuant to the provisions of this Article II, cash in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration. Following the Charter Effective Time, (A) at or prior to the Requested Transactions Effective Time, Parent and the Company shall cause the Escrow Agent to irrevocably deposit (or cause to be deposited) with the Payment Agent, in connection with the Pre-Closing Dividend, cash from the Escrow Account in immediately available funds in an amount equal to the sum of the Aggregate Cash Dividend Amount, plus the Partnership Common Unit Cash Amount, plus the Partnership LTIP Unit Cash Amount, (B) at or prior to the Requested Transactions Effective Time, the Company shall irrevocably deposit (or cause to be deposited) with the Payment Agent, in connection with the Pre-Closing Dividend, Class A Stock in book-entry form evidencing a number of shares equal to the Aggregate Stock Dividend Amount, (C) at or prior to the Merger Effective Time, Parent and the Company shall cause the Escrow Agent to irrevocably deposit (or cause to be deposited) with the Payment Agent, for payment to the holders of Company Shares, as applicable, pursuant to the provisions of this Article II, cash from the Escrow Account in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration and (D) at or prior to the consummation of the Parent Common Units Exchange, Parent shall irrevocably deposit (or cause to be deposited) with the Payment Agent a number of Parent Common Units in book-entry form equal to the aggregate number of shares of Class A Stock that are the subject to the Parent Common Units Exchange for payment to Company Stockholders pursuant to the provisions of Section 2.03(f) (such amount of cash stock and units in clauses (A), (B), (C) and (D) collectively being referred to herein as the “Exchange Fund”). Until disbursed in accordance with the terms and conditions of this Agreement, the cash portion of the Exchange Fund shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, only in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America. Any interest and other income resulting from such investments shall be apportioned between, and paid to, the Company and Parent based on the relative amount of cash funded by each of them that has not yet been dispersed. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by this Article II, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Payment Agent to make such payments contemplated by this Article II. Any such losses shall be apportioned between, and paid by the Company and Parent based on the relative amount of cash funded by each of them that has not yet been dispersed. Parent shall direct the Payment Agent to hold the Exchange Fund for the benefit of the holders of Company Shares and to make payments from the Exchange Fund in accordance with this Section 2.09. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Article II.

(c) Payment Procedures. Promptly following the Pre-Closing Dividend Date, and no later than the third (3rd) Business Day following the Pre-Closing Dividend Date, the Company or the Surviving Corporation, as the case may be, shall cause the Payment Agent to make payment to each holder of Company Shares that is entitled to receive the Pre-Closing Dividend: (A) for each Cash Electing Share, an amount of cash and a number of shares of Class A Stock, if any, in each case as set forth in Section 2.03(d)(1) (less any applicable withholding Taxes payable in respect thereof) and (B) for each Stock Electing Share, an amount of cash, if any, and a number of shares of Class A Stock, in each case as set forth in Section 2.03(d)(2) (less any applicable withholding Taxes payable in respect thereof); provided, in each case, that with respect to any holder of Parent Common Units Election Shares, the Payment Agent shall, in lieu of Class A Stock to be paid pursuant to this sentence with respect to such Company Shares, substitute an equal amount of Parent Common Units in accordance with the Parent Common Units Exchange set forth in Section 2.03(f). For the avoidance of doubt, each holder of Company Shares that receives shares of Class A Stock in the Pre-Closing Dividend (and does not exchange such shares of Class A Stock in the Parent Common Unit Exchange) shall be entitled to dividends declared on or after the Merger Effective Time with respect to such shares of Class A Stock. Promptly following the Merger Effective Time, and no later than the fifth (5th) Business Day following the Merger Effective Time, Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Merger Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Merger Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.07, (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent and shall be in such form and have such other provisions as the Company may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Company Shares represented by such Certificates that were converted into the right to receive the Merger Consideration pursuant to Section 2.07, by (y) the Per Share Merger Consideration (less any applicable withholding Taxes payable in respect thereof), and such Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each Company Share represented by such holder’s transferred Uncertificated Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.07 (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. The Payment Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. For the avoidance of doubt, in no event shall any holder of Uncertificated Shares be required to deliver a Certificate or executed letter of transmittal to the Payment Agent in order to receive the Merger Consideration. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.09. Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Merger Effective Time, to evidence only the right to receive the Merger Consideration (less any applicable withholding Taxes payable in respect thereof), without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.

(d) Transfers of Ownership. If a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the

Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Share is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Payment Agent, Parent, the Surviving Corporation and their Affiliates or any other Person required to withhold on amounts payable pursuant to this Agreement shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the rules and regulations promulgated thereunder, or any other provision of applicable Tax Law. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to the Surviving Corporation. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve months after the Merger Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.09 shall thereafter look for payment of the Merger Consideration payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to the Surviving Corporation, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II. If any Certificate shall not have been surrendered immediately prior to such date on which the Merger Consideration would otherwise escheat to or become property of any Governmental Authority, any such Merger Consideration shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Fractional Shares. Holders of Company Shares holding a number of Company Shares which would entitle such holders to receive less than one whole share of Class A Stock in the Pre-Closing Dividend will receive cash in lieu of fractional shares. Fractional shares of Class A Stock will not be distributed to holders of Company Shares in the Pre-Closing Dividend, credited to book-entry accounts, or exchanged in the Parent Common Units Exchange. Parent and the Company shall instruct the Payment Agent to, as soon as practicable after the Pre-Closing Dividend Date, (a) determine the number of whole shares of Class A Stock and fractional shares of Class A Stock allocable to each holder of record or beneficial owner of Company Shares as of the Pre-Closing Dividend Date, (b) aggregate all such fractional shares into whole shares and sell the whole shares obtained thereby in open market transactions, in each case, at then-prevailing trading prices on behalf of holders who would otherwise be entitled to fractional share interests, and (c) distribute to each such holder, or for the benefit of each such beneficial owner, such holder or owner’s ratable share of the net proceeds of such sale, based upon the average gross selling price per share of Class A Stock after making appropriate deductions for any amount required to be withheld for tax purposes and any brokerage fees incurred in connection with these sales of fractional shares. None of Parent, the Company or the Payment Agent will guarantee any minimum sale price for the fractional shares of Class A Stock. Neither Parent nor the Company will pay any interest on the proceeds from the sale of fractional shares. The Payment Agent acting on behalf of the applicable party will have the sole discretion to select the broker-dealers through which to sell the aggregated fractional shares and to determine when, how and at what price to sell such shares. Neither the Payment Agent nor the broker-dealers through which the aggregated fractional shares are sold will be Affiliates of Parent or the Company.

Section 2.10 No Further Ownership Rights in Company Shares. From and after the Merger Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.10. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Merger Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares that were issued and outstanding immediately prior to the Merger Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Merger Effective Time. If, after the Merger Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.11 Lost, Stolen or Destroyed Certificates. If any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent or the Payment Agent, the posting, by such holder of a bond in such reasonable amount as Parent or the Payment Agent may direct as indemnity against any claim that may be made against Parent with respect to such Certificate, the Merger Consideration payable in respect thereof pursuant to Section 2.07.

Section 2.12 Necessary Further Actions. If, at any time after the Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Acquisition Sub, as appropriate, the directors and officers of the Company and Acquisition Sub shall take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the confidential letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) or (b) as disclosed in any Company SEC Report that was filed with or furnished to the SEC by the Company between January 1, 2016 and the day immediately prior to the date hereof and is publicly available (other than in any “risk factor” disclosure or any other forward looking statements or any other statements that are similarly cautionary, nonspecific or predictive in nature set forth therein), the Company hereby represents and warrants to Parent and Acquisition Sub as follows:

Section 3.01 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and, to the extent such concept is applicable, is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or, to the extent such concept is applicable, in good standing would not have a Company Material Adverse Effect. The Company is not in violation of its certificate of incorporation or bylaws, each as amended, restated or amended and restated as of the date of this Agreement.

Section 3.02 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to execute and deliver the Transaction Agreements, to perform its covenants and obligations thereunder and, subject in the case of the consummation of the Merger to obtaining the Requisite Stockholder Approval, to consummate the Transactions. At a duly called and held meeting prior to the execution of this Agreement at which all directors of the Company were present, the Company Board unanimously (which, for the avoidance of doubt, does not include the Affiliated Directors and upon the unanimous recommendation of the Special Committee), upon the terms and subject to the conditions set forth herein, (a) determined that the Transaction Agreements and the Transactions (including the Merger, the Pre-Closing Dividend, the Bylaw Amendment and the Charter Amendment), are advisable and in the best interests of the Company and the Company Stockholders, (b) approved the execution, delivery and performance of the Transaction Agreements and the consummation of the Transactions (including the Merger, the Pre-Closing Dividend, the Bylaw Amendment and the Charter Amendment) and (c) resolved to recommend the Charter Amendment, the Bylaw Amendment and the adoption of this Agreement by the Company Stockholders (the “Company Board Recommendation”) and directed that such matters be submitted for consideration at a meeting of the Company Stockholders (the “Company Stockholder Meeting”). The execution and delivery by the Company of the Transaction Agreements, the performance by the Company of its covenants and obligations thereunder and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and no additional corporate actions on the part of the Company are necessary to authorize the execution and delivery by the Company of the Transaction Agreements, the performance by the Company of its covenants and obligations thereunder or the consummation of the Transactions, other than in the case of the consummation of the Merger, the Charter Amendment and the Bylaw Amendment, obtaining the Requisite Stockholder Approval. The Transaction Agreements have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub or the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability affecting or relating to creditors’ rights generally and (b) is subject to general principles of equity (the “Enforceability Limitations”).

Section 3.03 Requisite Stockholder Approval. (a) The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and the holders of a majority of the outstanding Target Shares (as defined in the Standstill Agreement) in favor of adoption of this Agreement and the Merger and (b) the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Company Common Stock in favor of the Charter Amendment and the Bylaw Amendment (collectively, the “Requisite Stockholder Approval”) are the only votes of holders of securities of the Company which are required to approve the Transaction Agreements and the Transactions.

Section 3.04 Non-Contravention. The Company has made available to Parent correct and complete copies of its certificate of incorporation and bylaws as amended as of the date of this Agreement. The execution and delivery by the Company of the Transaction Agreements, the performance by the Company of its covenants and obligations thereunder and the consummation by the Company of the Transactions do not and will not (a) violate or conflict with any provision of the certificate of incorporation or bylaws or similar organizational documents of the Company or any of its Subsidiaries, (b) violate, conflict with, require a payment under, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination or amendment of, or accelerate the performance required by, or result in a right of termination or acceleration or loss of a benefit under, any Contract (not otherwise terminable by the other party thereto on one hundred eighty (180) days’ or less notice) to which the Company or any of its Subsidiaries is a party or by which their assets are bound, (c) assuming the Consents referred to in Section 3.05 are obtained or made and, in the case of the consummation of the Charter Amendment, the Bylaw Amendment and the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the real property or other assets of the Company or any of its Subsidiaries, except with respect to clauses “(b)” through “(d)” above, for such violations, conflicts, defaults, terminations, amendments, accelerations, loss of benefit or Liens that would not have a Company Material Adverse Effect.

Section 3.05 Required Governmental Approvals. No consent, approval, Order or authorization of, filing or registration with, or notification to, or other action in respect of or by (any of the foregoing being referred to herein as a “Consent”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution and delivery by the Company of the Transaction Agreements, the performance by the Company of its covenants and obligations thereunder and the consummation by the Company of the Transactions, except (a) the filing and recordation of the Charter Amendment and the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any federal or state securities Laws or the rules and regulations of the NYSE, and if applicable, the NASDAQ, including compliance with any applicable requirements of the Exchange Act, (c) such filings and Consents as may be required solely by reason of Parent’s or Acquisition Sub’s (as opposed to any other third party’s) participation in the Transactions, and (d) such other Consents, the failure of which to obtain would not have a Company Material Adverse Effect.

Section 3.06 Company Capitalization.

(a) The authorized capital stock of the Company consists of (i) 11,000,000,000 shares of Company Common Stock and (ii) 500,000,000 shares of Company Preferred Stock. As of the close of business in New York City on March 22, 2018 (the “Capitalization Date”): (A) 1,041,546,439 shares of Company Common Stock were issued and 958,118,536 were outstanding, (B) 10,000,000 shares of Company Preferred Stock were issued and 10,000,000 were outstanding and (C) 55,969,390 shares of Company Common Stock were held by the Company as treasury shares. All outstanding Company Shares are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) As of the close of business on the Capitalization Date, there were 12,516,072 Company Shares reserved for future issuance under the Company Stock Plan. As of the close of business on the Capitalization Date, there were (i) outstanding Company Options to purchase 14,295,247 Company Shares and (ii) 1,371,268 shares of Company Restricted Stock outstanding. Section 3.06(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the close of business on the Capitalization Date of (A) all outstanding Company Options, indicating with respect to each such Company Option, the name of the holder thereof, the Company Stock Plan pursuant to which it was granted, the number of Company Shares subject to such Company Option, the vesting schedule, the exercise price and the date of grant, and (B) all outstanding awards of Company Restricted Stock, indicating with respect to each such Company Restricted Stock award, the name of the holder thereof, the vesting schedule, the number of shares of Company Restricted Stock held thereby and the date of grant. As of the Capitalization Date, there were accumulated payroll contributions under the then-current offering period under the ESPP in the amount of $1,318,391. Section 3.06(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the close of business on the Capitalization Date, of the Partnership Common Units, Partnership Preferred Units and Partnership LTIP Units, indicating with respect to each, the name of the holder thereof and, if applicable, the vesting schedule, hurdle or threshold amount and date of grant. An election under Section 83(b) of the Code was validly and timely made with respect to each Partnership LTIP Unit. The Partnership LTIP Units are “profits interests” within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 (“Rev. Proc. 93-27”), and the Company has not performed any acts or taken any position that is inconsistent with the application of Rev. Proc. 93-27.

(c) Except as set forth in this Section 3.06, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants or other rights to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company and (v) no other obligations by the Company or any of its Subsidiaries to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefit based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (iv) (the items in clauses (i), (ii), (iii), (iv) and (v), together with the capital stock of the Company, being referred to collectively as “Company Securities”). All Company Options have an exercise price equal to no less than the fair market value of the underlying Company Shares on the date of grant, determined in accordance with Section 409A of the Code. There are no accrued and unpaid dividends or dividend equivalent rights with respect to any outstanding Company Options, Company Restricted Stock or Partnership LTIP Units.

(d) Except for the Voting Agreement and the Class B Exchange Agreement, neither the Company nor any of its Subsidiaries is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities. Other than pursuant to the Class B Exchange Agreement or in connection with the repurchase or acquisition of Company Shares pursuant to the terms of any Company Stock Plan, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. No Subsidiary of the Company owns any Company Shares or shares of Company Preferred Stock.

Section 3.07 Subsidiaries.

(a) Section 3.07(a) of the Company Disclosure Letter sets forth a complete and accurate list of the name, jurisdiction of organization, capitalization and Schedule of stockholders of each Significant Subsidiary and each non-wholly owned Subsidiary of the Company. Except as set forth in Section 3.07(a) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person that is not a wholly-owned Subsidiary of the Company. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization, except where the failure to be in good standing would not have a Company Material Adverse Effect. Each of the Company’s Subsidiaries has the requisite entity power and authority to conduct its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent correct and complete copies of the certificates of incorporation and bylaws (or comparable organizational documents) of each of its Significant Subsidiaries and each of its non-wholly owned Subsidiaries, in each case as amended as of the date of this Agreement. None of the Company’s Subsidiaries is in violation of its certificate of incorporation, bylaws or other applicable constituent documents, except for any violation that would not have a Company Material Adverse Effect.

(b) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest), in each case, except as would not have a Company Material Adverse Effect.

(c) There are no outstanding (i) securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company or any Subsidiary of the Company, (ii) options, warrants or other rights to acquire from any Subsidiary of the Company, or that obligates any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company or any Subsidiary of the Company, (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company or any Subsidiary of the Company, or (iv) other obligations by any Subsidiary of the Company to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefits based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (iii) of, or any capital stock or other equity or voting interest in, any Subsidiary of the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of, or other equity or voting interest in, the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”).

(d) Neither the Company nor any of its Subsidiaries is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Subsidiary Securities. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities.

Section 3.08 Company SEC Reports and Listing Requirements. Since January 1, 2015, the Company has filed all forms, reports, schedules, certifications, prospectuses, and registration, proxy and other statements with the SEC that have been required to be filed by it under the Securities Act or the Exchange Act prior to the date hereof (collectively and together with all documents filed or furnished on a voluntary basis with the SEC and all documents filed after the date hereof, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Reports”). As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing) or the date that it is furnished, (a) each Company SEC Report complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed and (b) each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. For clarification, clauses (a) and (b) of this Section 3.08 shall look to the effective date of any Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act as opposed to such documents’ filing date. None of the Company’s Subsidiaries is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports. As of the date hereof, neither the Company nor any of its executive officers has received written notice from any Governmental Authority with competent jurisdiction formally challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. Since January 1, 2015, the Company has been in compliance in all material respects with all listing and governance requirements of the NYSE or NASDAQ, as applicable. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff.

Section 3.09 Company Financial Statements.

(a) The consolidated financial statements of the Company and its Subsidiaries filed with the Company SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q), and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended, all in accordance with GAAP, subject, in the case of interim financial statements, to normal year-end adjustments.

(b) The Company has established and maintains disclosure controls and procedures (as such terms are defined in Rule 13a15 and 15d15 under the Exchange Act.

(c) The Company has established and maintains a system of internal controls over financial reporting (as such term is defined in Rule 13a15 under the Exchange Act).

(d) The Company is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Except as set forth in the Company SEC Reports or for events (or series of related matters) which are not material to the Company and its Subsidiaries taken as a whole, since the Company’s proxy statement dated April 3, 2017, no event has occurred that would be required to be reported pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(e) Since the Company Balance Sheet Date, to the Knowledge of the Company, neither the Company nor the Company’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, in each case which has not been subsequently remediated, or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries.

Section 3.10 No Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a) Neither the Company nor any of its Subsidiaries has any Liabilities of the type required to be disclosed in a balance sheet prepared in accordance with GAAP or, to the Company’s Knowledge, any other Liabilities, other than (a) Liabilities disclosed, reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the Company SEC Reports filed on Form 10-K for the fiscal year ended December 31, 2017, (b) Liabilities arising under the Transaction Agreements or incurred in connection with the Transactions (including all of the Requested Transactions and the Pre-Closing Dividend) and (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, that would not have or result in a Company Material Adverse Effect.

(b) Other than in connection with the Transactions, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or any Company SEC Reports.

Section 3.11 Absence of Certain Changes.

(a) From the Company Balance Sheet Date through the date of this Agreement, except for the negotiation, execution and delivery of the Transaction Agreements, (i) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice in all material respects and (ii) there has not been any Company Material Adverse Effect.

(b) From the Company Balance Sheet Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by Sections 5.01(a)(ix) or (xi) if proposed to be taken after the date hereof.

Section 3.12 Material Contracts.

(a) For all purposes of and under this Agreement, a “Material Contract” shall mean, without duplication, any of the following to which the Company or any of its Subsidiaries is a party or by which any assets of the Company or any of its Subsidiaries are bound as of the date of this Agreement (other than (i) Contracts between or among the Company and one or more Subsidiaries, on the one hand, and Parent and one or more Affiliates, on the other hand and (ii) any Company Benefit Plan):

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act;

(ii) any Contract (or group of related Contracts with the same Person or its Affiliates), other than any Lessor Lease, Lessee Lease and any other lease, license or development, redevelopment, declaration, reciprocal easement, construction Contract or similar agreement disclosed in the Company Title Insurance Policies or otherwise entered into in the ordinary course of business or any Contract relating to Indebtedness, involving (A) the payment or receipt of amounts by the Company or any of its Subsidiaries of more than $5,000,000 in the aggregate within the last twelve (12) months or (B) future payments of more than $5,000,000 that are conditioned on, in whole or in part, or required in connection with, the consummation of any of the Transactions;

(iii) any Contract relating to Indebtedness in excess of $5,000,000 or mortgaging, pledging or otherwise placing a Lien on any of the assets of the Company or its Subsidiaries with a value in excess of $5,000,000, restricting the payment of dividends or other distributions of assets by any of the Company or its Subsidiaries or providing for the guaranty of Indebtedness of any Person in excess of $5,000,000;

(iv) any Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests or assets of any Person;

(v) other than with respect to any wholly -owned Subsidiary of the Company, any partnership, limited liability company, joint venture, strategic alliance or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company, joint venture or strategic alliance that is material to the Company or any of its Subsidiaries;

(vi) except for indemnification, compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any current or former director or officer thereof, on the other hand, any Contract to which the Company or any of its Subsidiaries is a party that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders;

(vii) any Contract containing a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has ongoing obligations to not acquire assets or securities of any other party and, to the extent not entered into in the ordinary course of business or in connection with any Lessor Lease, Lessee Lease or other lease, license, services, development, redevelopment, construction Contract or other commercial Contract, any Contract under which the Company or any of its Subsidiaries has material ongoing indemnification obligations;

(viii) any Contract under which a sale of a majority of the consolidated assets of the Company and its Subsidiaries, taken as a whole, would require a payment by, result in a breach or constitute a default by, or result in the termination, acceleration or loss of any benefit of, the Company or any of its Subsidiaries;

(ix) any non-competition Contract or other Contract that (A) limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries (or, after the Merger Effective Time, Parent or its Affiliates) may engage, or the manner or locations in which any of them may so engage in any business or (B) prohibits or materially limits the right of the Company or any of its Subsidiaries to use, transfer, license, distribute or enforce any of their respective Company Intellectual Property, other than limitations on enforcement arising from non-exclusive licenses of Company Intellectual Property entered into in the ordinary course of business;

(x) any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, other than (i) Contracts related to the purchase of raw materials or inventory in the ordinary course of business, (ii) Contracts relating to the hedging of utility expenses or (iii) interest rate caps, swaps and treasury locks entered into in the ordinary course of business;

(xi) any Contract pursuant to which the Company or any of its Subsidiaries is a party under which any third Person has granted to the Company or any of its Subsidiaries, or the Company or any of its Subsidiaries has granted to any third Person, any license, covenant or other rights to or under Intellectual Property (other than software license agreements for any third-party off-the-shelf generally commercially available software for no fee or an aggregate license fee of less than $5,000,000 per year);

(xii) any Contract that provides for the acquisition or disposition, directly or indirectly (including by merger, purchase of equity, business combination or otherwise) of any real or personal property for aggregate consideration under such Contract in excess of $5,000,000 that is pending or pursuant to which the Company or its Subsidiaries have continuing “earn-out” or similar contingent obligations relating to purchase price adjustments;

(xiii) any Contract relating to settlement of any administrative or judicial proceedings, in each case, individually in excess of $5,000,000 or which otherwise provides for equitable relief that imposes a material obligation or restrictions on the Company, under which there are outstanding obligations (including settlement agreements) of the Company or any of its Subsidiaries;

(xiv) any Lessor Lease that provided for payments to the Company or any of its Subsidiaries in excess of $1,400,000 in 2017; and

(xv) any Collective Bargaining Agreement.

(b) Section 3.12(b) of the Company Disclosure Letter sets forth a complete and accurate list of all Material Contracts (with appropriate sub-section references to Section 3.12(a)) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement. True and complete copies of all such Material Contracts (including all exhibits and schedules thereto) have been (i) publicly filed with the SEC and are publicly available as of the date hereof or (ii) made available to Parent.

(c) Except as would not have or result in a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, (ii) each Material Contract is in full force and effect (except for expiration thereof in the ordinary course in accordance with the terms thereof), enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, subject to the Enforceability Limitations and (iii) neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, or permit termination, material modification or acceleration by any third party thereunder. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation under any Material Contract or received any written notice of breach of or any default under any Material Contract which breach has not been cured except for any termination, breach or default that would not have or result in a Company Material Adverse Effect.

Section 3.13 Real Property.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all real property owned by the Company or any of its Subsidiaries, (such real property, together with all of the buildings, structures and other improvements thereon, the “Owned Real Property”). The Company or one of its Subsidiaries has good and valid fee simple title to all Owned Real Property, free and clear of all Liens other than Permitted Liens.

(b) None of the Company and/or its Subsidiaries is in default or violation of, or not in compliance with, any Law or Order applicable to its occupancy of the Leased Real Property subject to the Lessee Leases except for any conflicts, defaults or violations that would not have a Company Material Adverse Effect. With respect to the Leased Real Property, the Company and/or its Subsidiaries have and own valid, legally binding and enforceable leasehold estates in the Leased Real Property, free and clear of all Liens other than Permitted Liens. As of the date of this Agreement, no purchase option, right of first refusal or first offer or other purchase right has been exercised, and no binding letter of intent to purchase has been signed, by the Company or any of its Subsidiaries for any Leased Real Property for which the purchase has not closed prior to the date of this Agreement.

(c) Except as would not have a Company Material Adverse Effect ,there are no existing, pending or, to the Knowledge of the Company, threatened in writing appropriation, condemnation, eminent domain or similar proceedings that affect any Owned Real Property or, to the Knowledge of the Company, Leased Real Property. Except as would not have a Company Material Adverse Effect, as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of the intention of any Governmental Authority or other Person to take or use any of the Company Properties.

(d) Except as would not have a Company Material Adverse Effect, as of the date hereof, no written claim has been made against any Company Title Insurance Policy which remains pending.

(e) None of the Company, any of its Subsidiaries or any of their respective agents is currently performing any other renovation or construction project which has an aggregate projected costs in excess of $5,000,000 at any Company Property, other than those pertaining to replacements and other similar correction of deferred maintenance items in the ordinary course of business.

Section 3.14 Personal Property and Assets. The Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the material machinery, equipment, furniture, fixtures and other tangible material personal property and assets used by the Company or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens, except as would not have a Company Material Adverse Effect.

Section 3.15 Leases. The rent roll for each of the Company Properties subject to a Lessor Lease made available to Parent in the Company’s electronic data room are true and correct in all material respects as of the date of such rent rolls, except for discrepancies, errors or omissions that would not have a Company Material Adverse Effect.

Section 3.16 Intellectual Property. Except as would not have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries (A) solely and exclusively own the Company Intellectual Property, and (B) have valid, sufficient and continuing rights to use, pursuant to valid written agreements, all other Intellectual Property used by the Company and its Subsidiaries in, or otherwise necessary for, the conduct of the Company’s or its Subsidiaries’ respective businesses; and in the case of the foregoing clauses (A) and (B) above, free and clear of all Liens other than Permitted Liens;

(b) the Company and each of its Subsidiaries have taken commercially reasonable measures to maintain and protect the secrecy of all trade secrets and confidential information included in the Company Intellectual Property. No such trade secrets or confidential information has been authorized to be disclosed or has been actually disclosed by the Company or any Subsidiary to any of their former employees, current employees or any third Person, other than pursuant to a nondisclosure agreement, appropriately restricting the disclosure of such trade secrets or confidential information;

(c) to the Knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ business does not infringe upon, misappropriate or otherwise violate, and since January 1, 2016 has not infringed upon, misappropriated or otherwise violated, the Intellectual Property of any third Person. Since January 1, 2016 through the date hereof, the Company and its Subsidiaries have not received written notice of any claims, and, to the Knowledge of the Company, no claims are pending or threatened, (A) that the conduct of the Company’s or its Subsidiaries’ business infringes upon, misappropriates, or otherwise violates the Intellectual Property of a third Person, or (B) challenging the ownership, use, validity, scope or enforceability of any Company Intellectual Property;

(d) to the Knowledge of the Company, no third Person (A) has infringed upon, misappropriated, or otherwise violated in any material respect any Company Intellectual Property since January 1, 2016 or (B) as of the date hereof, is infringing, misappropriating, or otherwise violating in any material respect any Company Intellectual Property, and no such claims are pending or threatened against any third Person by the Company. The Company and its Subsidiaries are not subject to any Order that restricts or impairs the use of any Company Intellectual Property;

(e) the Company and its Subsidiaries own or have a valid right to access and use all the IT Systems used in connection with the business of the Company and each of its Subsidiaries owned or used by the Company and its Subsidiaries, and such IT systems (A) are adequate for, and operate and perform in all respects as required in connection with, the current conduct of the Company and each of its Subsidiaries, (B) have not suffered any material malfunction, failure or security breach since January 1, 2016 and (C) do not, to the Knowledge of the Company, contain any viruses, trojan horses, bugs, faults or other device, errors or contaminants or effects that materially disrupt or adversely affect their functionality or security;

(f) the Company and its Subsidiaries, and to the Knowledge of the Company, third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the Company or its Subsidiaries, have at all times complied with, and to the Knowledge of the Company there have been no violations of, the Company and its Subsidiaries’ privacy policies, applicable Privacy Laws and contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information;

(g) the Company and its Subsidiaries have implemented reasonable disaster recovery and business continuity plans, and at all times maintained reasonable safeguards to protect Personal Information and other confidential data in their possession or under control against loss, theft, misuse or unauthorized access, use, modification or disclosure and conducted reasonable privacy and data security testing and audits at reasonable and appropriate intervals and have resolved or remediated any material identified data privacy or security issues or vulnerabilities; and

(h) to the Knowledge of the Company, there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company or any of its Subsidiaries, or collected, used or processed by or on behalf of the Company or any of its Subsidiaries.

Section 3.17 Tax Matters.

(a) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by the Company or any of its Subsidiaries and all such filed Tax Returns are true, correct and complete and (ii) have paid all Taxes required to be paid by them whether or not shown as due on such filed Tax Returns.

(b) As of the date of this Agreement, there are not pending and, neither the Company nor any of its Subsidiaries has received in writing any notice or announcement of, any material audits, examinations, investigations or other proceedings in respect of Taxes or Tax Returns that would have a Company Material Adverse Effect and are not disclosed or provided for in the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP.

(c) Neither the Company nor any of its Subsidiaries has engaged in or been a party to any “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(d) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code in the two (2) years prior to the date of this Agreement.

(e) None of Parent, the Company or any of their Subsidiaries will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Merger Closing Date as a result of any (A) change in method of accounting of the Company or any of its Subsidiaries for a taxable period ending on or prior to the Merger Closing Date, (B) installment sale by the Company or any of its Subsidiaries made on or prior to the Merger Closing Date or (C) election by the Company or any of its Subsidiaries under Section 108(i) of the Code made prior to the Merger Closing Date.

(f) The Company and any Subsidiary that has elected to be taxed as a REIT (a “REIT Subsidiary”) for all taxable years commencing in the year in which such Person first made an election to be subject to taxation as a REIT, through December 31, 2017, has qualified and been subject to taxation as a REIT, and (i) has operated, and intends to continue to operate until the Merger Closing Date, in such a manner as would permit it to continue to qualify as a REIT, from January 1, 2018 and until the Merger Closing Date, (determined without regard to any distribution requirements for the taxable year commencing January 1, 2018) and (ii) has not changed its method of operations in any way from December 31, 2017 until the Merger Closing Date that would prevent such Person from meeting the requirements for qualification and taxation as a REIT under the Code. No challenge to such Person’s status as a REIT is pending or threatened in writing, and the Company has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to such Person’s status as a REIT.

(g) Each Subsidiary of the Company that is a partnership, joint venture, or limited liability company and that has not elected for federal income tax purposes to be a corporation or a “taxable REIT subsidiary” within the meaning of Section 856 of the Code is treated for U.S. federal income Tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation for U.S. federal income Tax purposes. Each Subsidiary of the Company that is a corporation for U.S. federal income Tax purposes is a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code or a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code of the Company or a REIT. Section 3.17(g) of the Company Disclosure Letter sets forth, to the Knowledge of the Company, a true and complete list of each Subsidiary of the Company and each other entity in which the Company, directly or indirectly, owns any equity interest of ten percent (10%) or greater (by vote or value) and its respective classification for U.S. federal income tax purposes, jurisdiction of incorporation or organization, as the case may be, and the type of and percentage of interest held, directly or indirectly, by the Company in each such Subsidiary, including in the case of any entity classified as a corporation for federal income tax purposes whether such entity has elected to be treated as a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code denoting whether such election has been made for the Company and/or any REIT Subsidiary.

(h) Each Subsidiary of any REIT Subsidiary that is a partnership, joint venture, or limited liability company and that has not elected for federal income tax purposes to be a corporation or a “taxable REIT subsidiary” within the meaning of Section 856 of the Code is treated for U.S. federal income Tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation for U.S. federal income Tax purposes. Each Subsidiary of a REIT Subsidiary that is a corporation for U.S. federal income Tax purposes is a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code or a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code of such REIT Subsidiary or a REIT.

(i) Neither the Company nor any of its Subsidiaries holds any assets the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(j) Neither the Company nor any of its Subsidiaries is a party to any Tax Sharing Agreement or Tax Protection Agreement, other than any agreement or arrangement solely between the Company and any of its Subsidiaries. For purposes of this Section 3.17(j), a “Tax Sharing Agreement” means any written agreement for the allocation or payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Tax Return which Tax Return includes or included the Company or any of its Subsidiaries. No representation is being made in this Section 3.17(j) in respect of any agreement to which Parent or any Affiliate of Parent is a party. For purposes of this Section 3.17(j), a “Tax Protection Agreement” means any written agreement to which the Company or any of its Subsidiaries is a party pursuant to which, in connection with the deferral of income Taxes of a third party partner in any Subsidiary of the Company that is classified as a partnership for U.S. federal income Tax purposes, the Company nor any of its Subsidiaries has agreed to (i) maintain a minimum level of debt or provide rights to guarantee debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, and/or (iv) only dispose of assets in a particular manner.

(k) For the five years preceding the date hereof, neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any wholly owned Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract, or otherwise.

(l) Neither the Company nor any REIT Subsidiary has incurred any liability for material excise Taxes under Sections 857(b), 860(c) or 4981 of the Code which have not been previously paid. Neither the Company nor any of its Subsidiaries (other than a “taxable REIT subsidiary” or a Subsidiary of a “taxable REIT subsidiary”) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any of its Subsidiaries has engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions” or “excess interest” described in Section 857(b)(7) of the Code. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed upon the Company or any REIT Subsidiary.

(m) For the five years preceding the date hereof, neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(n) As of the date hereof, neither the Company nor any REIT Subsidiary has any earnings and profits attributable to any non-REIT year of such Person or any other corporation within the meaning of Section 857 of the Code and the Treasury Regulations thereunder.

(o) Neither the Company nor any of its Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(p) This Section 3.17 and Section 3.18 hereunder contain the exclusive representations and warranties of the Company with respect to Tax matters.

Section 3.18 Company Benefit Plans.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) other employment, individual consulting, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plan, program, agreement, contract, policy or binding arrangement (whether or not in writing) maintained or contributed to for the benefit of any current or former employee, individual consultant or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any current or future Liability (the “Company Benefit Plans”). As of the date hereof, with respect to each Company Benefit Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (A) the most recent annual report on Form 5500 filed with the IRS, including all schedules thereto; (B) the most recent determination letter from the IRS for any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Company Benefit Plan that is not in writing; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (E) any written notices to or from any Governmental Authority relating to any material compliance issues in respect of any such Company Benefit Plan.

(b) Neither the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code maintains or has within the last six (6) years contributed to (1) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA, (2) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or (3) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA).

(c) Each Company Benefit Plan has been maintained, operated and administered, in all material respects, in compliance with its terms and with all applicable Law. No nonexempt “prohibited transaction” within the meaning of Section 406 of ERISA and Section 4975 of the Code has occurred or is reasonably expected to occur with respect to any Company Benefit Plan.

(d) As of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Company Benefit Plan, the assets of any trust under any Company Benefit Plan, or the plan sponsor, plan administrator or any fiduciary or any Company Benefit Plan with respect to the administration or operation of such plans, other than routine claims for benefits.

(e) No Company Benefit Plan provides for post-retirement or post-employment welfare benefits to former employees of the Company, other than pursuant to Section 4980B of the Code or any similar Law.

(f) Each Company Benefit Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and nothing has occurred or is reasonably expected to cause the loss of such qualification.

(g) Neither the execution or delivery of this Agreement, nor the consummation of the Transactions will (either alone or upon the occurrence of any additional or subsequent events) (A) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (D) except as would not be material to the Company and its Subsidiaries taken as a whole, result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(h) No person is entitled to receive any additional payment (including any tax gross up payment) from the Company or any of its Subsidiaries as a result of the imposition of additional taxes under Section 4999 or Section 409A of the Code.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code is in compliance in all material respects with Section 409A of the Code.

(j) All contributions required to be made to any Company Benefit Plan by applicable Law, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date of this Agreement have been timely made or paid in full in all material respects or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the consolidated financial statements of the Company included in the Company SEC Report.

Section 3.19 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”) which pertains to employees of the Company or any of the Subsidiaries.

(b) As of the date hereof, (i) to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries; (ii) no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries; (iii) there are no strikes, lockouts, slowdowns or work stoppages against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any of its Subsidiaries; (iv) there are no grievances or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries; and (v) there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees, in each case, other than as would not result in a Company Material Adverse Effect.

(c) The Company and its Subsidiaries have complied since January 1, 2015, in all material respects, with applicable Laws and Orders with respect to employment (including applicable Laws regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, civil rights, discrimination in employment, employee health and safety, collective bargaining, workers’ compensation and the collection and payment of withholding and/or social security taxes). The Company and its Subsidiaries have complied since January 1, 2015 with the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local “mass layoff” or “plant closing”, and there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of the Subsidiaries within the six (6) months prior to the date hereof. Except as would not be material to the Company and its Subsidiaries taken as a whole, the Company and each of its Subsidiaries have withheld all amounts required by applicable Law to be withheld from the wages, salaries and other payments to employees, and are not, to the Knowledge of the Company, liable for any arrears of wages or any taxes or penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material outstanding payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business consistent with past practice).

Section 3.20 Permits. The Company and its Subsidiaries possess and are and have been since January 1, 2016 in compliance in all material respects with the terms of all material permits, licenses, authorizations, consents, registrations, certificates, easements, approvals and franchises from Governmental

Authorities or pursuant to Law required to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened which suspension or cancellation would have a Company Material Adverse Effect. All of the Permits are in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any such Permit, and none of the Company or its Subsidiaries has received since January 1, 2016 any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify any such Permit, in each case, except as would not have a Company Material Adverse Effect.

Section 3.21 Compliance with Laws.

(a) The businesses of each of the Company and its Subsidiaries (including the ownership and maintenance of all its assets) are, and since January 1, 2016 have been, conducted in compliance with all Laws and Orders applicable to the Company and its Subsidiaries, except for violations that have not had and would not have a Company Material Adverse Effect. No investigation, audit or review by any Governmental Authority with respect to the Company or any of its Subsidiaries or any of their assets is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Authority notified the Company in writing of its intention to conduct the same, except for such investigations or reviews the outcome of which have not had and would not have a Company Material Adverse Effect.

(b) Except as would not have a Company Material Adverse Effect, since January 1, 2016, (i) the Company and its Affiliates and, to the Knowledge of the Company, its directors, officers and employees acting on behalf of the Company have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § § 78a et seq. (1997 and 2000)) and any other applicable foreign or domestic anticorruption or antibribery Laws (collectively, the “Fraud and Bribery Laws”) and (ii) neither the Company, any Subsidiary of the Company nor any of the Company’s Affiliates, nor, to the Knowledge of the Company, any of the Company’s directors, officers, employees, agents or other representatives acting on the Company’s behalf, have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant or (E) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

Section 3.22 Environmental Matters.

(a) The Company and its Subsidiaries are, and since January 1, 2015 have been, in compliance with all applicable Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries, except for such noncompliance that would not result in a Company Material Adverse Effect.

(b) Since January 1, 2015, neither the Company nor any of its Subsidiaries has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of any Hazardous Substances, except in compliance with applicable Environmental Laws, excluding such noncompliance that would not result in a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries has exposed any employee or any third party to Hazardous Substances, except for such exposure that would not result in a Company Material Adverse Effect.

(d) There have been no releases of Hazardous Substances at, on, under or from any real property currently, or formerly, owned or operated by the Company or its Subsidiaries, except for releases that would not result in a Company Material Adverse Effect.

(e) To the Knowledge of the Company, there are no wetlands (as that term is defined in Section 404 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1254, and applicable state laws) at any real property currently owned or operated by the Company or its Subsidiaries that would reasonably be expected to materially affect any ongoing development or currently planned development of the Company and its Subsidiaries taken as a whole.

(f) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding (i) seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law or (ii) alleging any liability for assumption of, or provision of indemnity against, any liability or obligation of any Person under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order or agreement by or with any Governmental Authority or third party imposing any material liability or obligation with respect to any of the foregoing.

(g) No material Liens are in effect pursuant to any Environmental Law on any of the real property currently owned by the Company or its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries is subject to an indemnity obligation against any liability or obligation of any other Person under any Environmental Law, except as would not result in a Company Material Adverse Effect.

(i) The Company has made available to Parent true and complete copies of all material environmental reports, investigations, assessments, audits and correspondence of the Company or any of its Subsidiaries relating to compliance under or liability pursuant to Environmental Laws and that both (i) are in the possession of the Company or any of its Subsidiaries and (ii) are not subject to attorney-client privilege, work product doctrine or other applicable privilege.

(j) This Section 3.22 and Sections 3.05, 3.08, 3.09 and 3.11 contain the sole and exclusive representations and warranties of the Company with regard to Environmental Laws, Hazardous Substances or other environmental matters.

Section 3.23 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, in either case, that would have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any outstanding Order that would have a Company Material Adverse Effect.

Section 3.24 Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company, its Subsidiaries or any of their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operation of its business. All such insurance policies are in full force and effect, as of the date hereof no written notice of cancellation has been received, and to the Knowledge of the Company there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default, by any insured thereunder, or permit termination or modification, of any of the policies, except in each case as would not have a Company Material Adverse Effect. As of the date of this Agreement, there is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policy.

Section 3.25 Brokers. Except for Goldman Sachs & Co. LLC (“Goldman Sachs”) and Citigroup Global Markets Inc. (“Citigroup”), there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Transactions. The Company has provided Parent with true and correct copies of any engagement letter or similar Contract between the Company and Goldman Sachs and between the Company and Citigroup relating to the Transactions.

Section 3.26 Opinion of Financial Advisor. The Special Committee has received the opinion of Goldman Sachs, financial advisor to the Special Committee, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in the opinion, the Merger Consideration Amount and Pre-Closing Dividend to be paid to holders of Company Common Stock (other than Parent or any of its affiliates), in the aggregate, is fair, from a financial point of view, to such holders. The Company will provide Parent with a true and correct copy of such opinion solely for informational purposes promptly after receipt thereof by the Special Committee (it being agreed that such opinion is for the benefit of the Special Committee and not to be relied upon by Parent, Acquisition Sub, the Voting Parties or any other Person).

Section 3.27 State Anti-Takeover Statutes; No Rights Plan. Assuming that the representations of Parent and Acquisition Sub set forth in Section 4.07 are accurate, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to this Agreement and the Transactions. To the Knowledge of the Company, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger or the other Transactions. Except as expressly permitted by Section 5.01 of the Company Disclosure Letter, there is no shareholder rights plan, “poison pill” anti-takeover plan or other similar agreement or plan in effect to which the Company is a party or is otherwise bound.

Section 3.28 Form S-4, Proxy Statement; Other Information. The proxy statement, the letter to stockholders, notice of meeting and the form of proxy accompanying the proxy statement that will be provided to the Company Stockholders in connection with the solicitation of proxies for use at the Company Stockholder Meeting (collectively, as each may be amended or supplemented, the “Proxy Statement”) and the registration statement on Form S-4 in connection with the issuance of Class A Stock pursuant to the Pre-Closing Dividend (the “Form S-4”) to be filed by the Company with the SEC will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act. Assuming Parent’s satisfaction of its obligations contemplated in Section 6.02, the Form S-4 and Proxy Statement will not contain any statement which, at the time the Form S-4 and Proxy Statement are filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company Stockholder Meeting, and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the Form S-4 and Proxy Statement, the solicitation of a proxy for such Company Stockholder Meeting or the subject matter hereof which has become false or misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent, Acquisition Sub or any of their directors, officers, employees, Affiliates, agents or other representatives for inclusion or incorporation by reference in the Form S-4 and Proxy Statement.

Section 3.29 No Additional Representations. The Company acknowledges that (a) neither Parent nor any other Person has made any representation or warranty, express or implied, as to Parent or any of its Subsidiaries or the accuracy or completeness of any information regarding Parent and its Subsidiaries furnished or made available to the Company and its Representatives, except as expressly set forth in this Agreement, (b) the Company has not relied on any representation or warranty from Parent or any of its Subsidiaries or any other Person in determining to enter into this Agreement, except those representations and warranties expressly set forth in Article IV of this Agreement and (c) no Person shall have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company or the Company’s Representatives’ use, of any such information, including any information, documents or material made available to the Company in any physical or electronic “data rooms,” management presentations or in any other form in expectation of the Transactions. Without limiting the generality of the foregoing, the Company acknowledges that neither Parent nor any other Person has made any representation or warranty, express or implied, as to the financial projections, forecasts, cost estimates and other predictions relating to Parent and its Subsidiaries made available to the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND ACQUISITION SUB

Except (a) as disclosed in the confidential letter delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Letter”) or (b) as disclosed in any Parent SEC Report that was filed with or furnished to the SEC by Parent between January 1, 2016 and the day immediately prior to the date hereof and is publicly available (other than in any “risk factor” disclosure or any other forward looking statements or any other statements that are similarly cautionary, nonspecific or predictive in nature set forth therein), Parent and Acquisition Sub hereby represent and warrant to the Company as follows:

Section 4.01 Organization; Good Standing. Parent is an exempted limited partnership duly registered, validly existing and in good standing, to the extent such concept is applicable, under the laws of Bermuda, and has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be in good standing, to the extent such concept is applicable, would not, individually or in the aggregate, have a Parent Material Adverse Effect. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.02 Corporate Power; Enforceability. Each of Parent and Acquisition Sub has the requisite power and authority to execute and deliver the Transaction Agreements to which it is a party, and to perform its respective covenants and obligations thereunder and to consummate the Transactions. The execution and delivery by each of Parent and Acquisition Sub of the Transaction Agreements to which it is a party, the performance by Parent and Acquisition Sub of their respective covenants and obligations thereunder and the consummation by Parent and Acquisition Sub of the Transactions have been duly authorized by all necessary limited partnership or corporate action, as applicable, on the part of Parent and Acquisition Sub, and no additional limited partnership or corporate actions, as applicable, on the part of Parent and Acquisition Sub are necessary to authorize the execution and delivery by each of Parent and Acquisition Sub of the Transaction Agreements to which it is a party, the performance by Parent and Acquisition Sub of their respective covenants and obligations thereunder or the consummation by Parent and Acquisition Sub of the Transactions other than the Parent Unitholder Consent. The Transaction Agreements have been duly executed and delivered by each of Parent and Acquisition Sub, respectively, and, assuming the due authorization, execution and delivery by the Company or the other parties thereto, constitute legal, valid and binding obligations of each of Parent and Acquisition Sub, enforceable against each in accordance with their terms, subject to the Enforceability Limitations. The Board of Directors of Acquisition Sub, acting by written consent, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of Acquisition Sub, (iii) recommending that its sole stockholder adopt this Agreement and (iv) declaring that the Transaction Agreements to which it is a party are advisable. The sole stockholder of Acquisition Sub has adopted this Agreement.

Section 4.03 Non-Contravention. Parent has made available to the Company correct and complete copies of the certificate of formation, certificate of incorporation, bylaws and limited partnership agreement, as applicable, of each of Parent and Acquisition Sub, as amended as of the date of this Agreement. The execution and delivery by each of Parent and Acquisition Sub of the Transaction Agreements to which it is a party, the performance by Parent and Acquisition Sub of their respective covenants and obligations thereunder and the consummation by Parent and Acquisition Sub of the Transactions do not and will not: (a) violate or conflict with any provision of the certificate of formation, certificate of incorporation, bylaws or limited partnership agreement, as applicable, of Parent and Acquisition Sub; (b) violate, conflict with, require a payment under, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination or amendment of, or accelerate the performance required by, or result in a right of termination or acceleration or loss of a benefit under any Contract (not otherwise terminable by the other party thereto on one hundred eighty 180 days’ or less notice) to which Parent or Acquisition Sub is a party or by which their assets are bound; (c) assuming the Consents referred to in Section 4.04 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Acquisition Sub or by which any of their assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the real property or other assets of Parent or Acquisition Sub except with respect to clauses (b) through (d) above, for such violations, conflicts, defaults, terminations, amendments, accelerations, loss of benefit or Liens which would not, individually or in the aggregate, prevent the consummation by Parent or Acquisition Sub of the Transactions.

Section 4.04 Required Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent or Acquisition Sub in connection with the execution and delivery by Parent and Acquisition Sub of the Transaction Agreements to which it is a party, the performance by Parent and Acquisition Sub of their respective covenants and obligations thereunder and the consummation by Parent and Acquisition Sub of the Transactions, except (a) the filing and recordation of the Charter Amendment and the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any federal or state securities Laws or the rules and regulations of the NASDAQ, including compliance with any applicable requirements of the Exchange Act, (c) to the extent required by the Toronto Stock Exchange, the consent of the holders of a majority of the Parent Common Units for the issuance of the Parent Common Units in the Parent Common Units Exchange (the “Parent Unitholder Consent”), (d) such filings and Consents as may be required solely by reason of the Company’s (as opposed to any other third party’s) participation in the Transactions and (e) such other Consents, the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.05 Litigation. As of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against or affecting Parent or Acquisition Sub or any of their respective assets that would have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor Acquisition Sub is subject to any outstanding Order that would have a Parent Material Adverse Effect.

Section 4.06 Parent Capitalization. The authorized capital of Parent consists of an unlimited number of Parent Common Units and an unlimited number of general partnership units. As of the close of business in New York City on March 23, 2018 (the “Parent Capitalization Date”), 255,023,013 Parent Common Units and 138,875 Parent General Partner Units were issued and outstanding. All outstanding Parent Common Units and Parent General Partner Units are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights. In addition, as of the close of business on the Parent Capitalization Date, there were outstanding the following securities, which are exchangeable into Parent Common Units: 432,649,105 redeemable exchangeable units of BPL, 11,044,442 exchangeable limited partnership units of Brookfield Office Properties Exchange LP and 72,000,000 Class A Preferred Units of BPL, which are convertible into 70,038,910 Parent Common Units.

(b) As of the close of business on the Parent Capitalization Date, there were outstanding (i) 13,303,156 Parent Options, (ii) 319,214 Parent Restricted Units and (iii) 8,946,565 Parent Phantom Units.

(c) Except as set forth in this Section 4.06, as of the Parent Capitalization Date, there were (i) no outstanding Parent Common Units, Parent General Partner Units or other equity or voting interest in Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for Parent Common Units, Parent General Partner Units or other equity or voting interest in Parent, (iii) no outstanding options, warrants or other rights to acquire from Parent, or that obligates Parent to issue, any Parent Common Units, Parent General Partner Units or other equity or voting interest in, or any securities convertible into or exchangeable for Parent Common Units, Parent General Partner Units or other equity or voting interest in, Parent, (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any Parent Common Units, Parent General Partner Units or other equity or voting interest (including any voting debt) in Parent and (v) no other obligations by Parent or any of its Subsidiaries to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefit based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (iv) (the items in clauses (i), (ii), (iii), (iv) and (v), together with the Parent Common Units and Parent General Partner Units, being referred to collectively as “Parent Securities”). All Parent Options have an exercise price equal to no less than the fair market value of the underlying Parent Common Units on the date of grant, determined in accordance with Section 409A of the Code.

(d) Neither Parent nor any of its Subsidiaries is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Parent Securities. Other than in connection with the repurchase or acquisition of Parent Common Units pursuant to the terms of any Parent Stock Plan and any normal course issuer bids of Parent, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. No Subsidiary of Parent owns any Parent Common Units.

Section 4.07 Subsidiaries.

(a) Section 4.07(a) of the Parent Disclosure Letter sets forth a complete and accurate list of the name, jurisdiction of organization, capitalization and schedule of stockholders of each Parent Holding Entity. Each of Parent’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization, except where the failure to be in good standing would not have a Parent Material Adverse Effect. Each of Parent’s Subsidiaries has the requisite entity power and authority to conduct its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect. Parent has made available to the Company correct and complete copies of the certificates of incorporation, bylaws and limited partnership agreement (or comparable organizational documents) of each of its Parent Holding Entities, in each case as amended as of the date of this Agreement. None of the Parent Holding Entities is in violation of its certificate of incorporation, bylaws and limited partnership agreement (or comparable organizational documents).

(b) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of Parent (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by Parent, free and clear of all Liens (other than Permitted Liens) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest), in each case, except as would not have a Parent Material Adverse Effect.

(c) There are no outstanding (i) securities of any Significant Subsidiary of Parent convertible into or exchangeable for Parent Common Units, Parent General Partner Units, shares of capital stock of, or other equity or voting interest in, Parent or any Parent Holding Entity, as applicable, (ii) options, warrants or other rights to acquire from any Significant Subsidiary of Parent, or that obligates any Significant Subsidiary of Parent to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for Parent Common Units, Parent General Partner Units, shares of capital stock of, or other equity or voting interest in, Parent or any Parent Holding Entity, as applicable, (iii) obligations of any Significant Subsidiary of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any Parent Common Units, Parent General Partner Units, capital stock of, or other equity or voting interest (including any voting debt) in, Parent or any Parent Holding Entity, as applicable, or (iv) other obligations by any Significant Subsidiary of Parent to make or issue any payments based on, or other securities or rights that are derivative of, or provide economic benefits based on, the price or value of the interests, securities or rights described in the foregoing clauses (i) through (iii) of, or any capital stock or other equity or voting interest in, any Parent Holding Entity (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of, or other equity or voting interest in, the Parent Holding Entities, being referred to collectively as “Parent Subsidiary Securities”).

(d) Neither Parent nor any of its Significant Subsidiaries is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Parent Subsidiary Securities. There are no outstanding obligations of Parent or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any Parent Subsidiary Securities.

Section 4.08 Parent SEC Reports and Listing Requirements. Since January 1, 2015, Parent has filed all forms, reports, schedules, certifications, prospectuses, and registration, proxy and other statements with the SEC that have been required to be filed by it under the Securities Act or the Exchange Act prior to the date hereof (collectively and together with all documents filed or furnished on a voluntary basis with the SEC and all documents filed after the date hereof, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Reports”). As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing) or the date that it is furnished, (a) each Parent SEC Report complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Parent SEC Report was filed and (b) each Parent SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. For clarification, clauses (a) and (b) of this Section 4.08 shall look to the effective date of any Parent SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act as opposed to such documents’ filing date. Other than Brookfield DTLA Fund Office Trust Investor Inc., none of Parent’s Subsidiaries is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act. No executive officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Report, except as disclosed in certifications filed with the Parent SEC Reports. As of the date hereof, neither Parent nor any of its executive officers has received written notice from any Governmental Authority with competent jurisdiction formally challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. Since January 1, 2015, Parent has been in compliance in all material respects with all listing and governance requirements of the NYSE or NASDAQ, as applicable. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff.

Section 4.09 Parent Financial Statements.

(a) The consolidated financial statements of Parent and its Subsidiaries filed with the Parent SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with IFRS consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 6-K with respect to any financial statements filed on Form 6-K), and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended, all in accordance with IFRS, subject, in the case of interim financial statements, to normal year-end adjustments.

(b) Parent has established and maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15 and 15d-15 under the Exchange Act).

(c) Parent has established and maintains a system of internal controls over financial reporting (as such term is defined in Rule 13a-15 under the Exchange Act).

(d) Parent is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Except as set forth in the Parent SEC Reports or for events (or series of related matters) which are not material to Parent and its Subsidiaries taken as a whole, since Parent’s Annual Report on Form 20-F dated March 9, 2018, no event has occurred that would be required to be reported pursuant to Item 7.B of Form 20-F.

(e) Since the Parent Balance Sheet Date, to the Knowledge of Parent, neither Parent nor Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent and its Subsidiaries, in each case which has not been subsequently remediated, or (B) any fraud that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and its Subsidiaries.

Section 4.10 No Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a) Neither Parent nor any of its Subsidiaries has any Liabilities of the type required to be disclosed in a balance sheet prepared in accordance with IFRS or, to Parent’s Knowledge, any other Liabilities, other than (a) Liabilities disclosed, reflected or otherwise reserved against in the Parent Balance Sheet or in the consolidated financial statements and notes thereto of Parent and its Subsidiaries included in the Parent SEC Reports filed on Form 20-F for the fiscal year ended December 31, 2017, (b) Liabilities arising under the Transaction Agreements or incurred in connection with the Transactions (including all of the Requested Transactions and the Pre-Closing Dividend) and (c) Liabilities incurred since the Parent Balance Sheet Date in the ordinary course of business consistent with past practice, that would not have or result in a Parent Material Adverse Effect.

(b) Other than in connection with the Transactions, neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 5.E of Form 20-F)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or any Parent SEC Reports.

Section 4.11 Absence of Certain Changes. From the Parent Balance Sheet Date through the date of this Agreement, (i) except for the negotiation, execution and delivery of the Transaction Agreements, the businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice in all material respects and (ii) there has not been any Parent Material Adverse Effect.

Section 4.12 Material Contracts.

(a) For all purposes of and under this Agreement, a “Parent Material Contract” shall mean, without duplication, any of the following to which Parent or any of its Subsidiaries is a party or by which any assets of Parent or any of its Subsidiaries are bound as of the date of this Agreement (other than (i) Contracts between or among the Company and one or more Subsidiaries, on the one hand, and Parent and one or more Affiliates, on the other hand and (ii) any Parent Benefit Plan):

(i) any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F;

(ii) any Contract (or group of related Contracts with the same Person or its Affiliates), other than any Lessor Lease, Lessee Lease and any other lease, license or development, redevelopment, declaration, reciprocal easement or similar agreement or construction Contract or otherwise entered into in the ordinary course of business or any Contract relating to Indebtedness or derivatives, involving (A) the payment or receipt of amounts by Parent or any of its Subsidiaries of more than $5,000,000 in the aggregate within the last twelve (12) months or (B) future payments of more than $5,000,000 that are conditioned on, in whole or in part, or required in connection with, the consummation of any of the Transactions;

(iii) any Contract relating to Indebtedness in excess of $5,000,000 or mortgaging, pledging or otherwise placing a Lien on any of the assets of Parent or its Subsidiaries with a value in excess of $5,000,000, restricting the payment of dividends or other distributions of assets by any of Parent or its Subsidiaries or providing for the guaranty of Indebtedness of any Person in excess of $5,000,000;

(iv) any Contract that contains a put, call, right of first refusal or similar right pursuant to which Parent or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests or assets of any Person;

(v) other than with respect to any wholly owned Subsidiary of Parent, any partnership, limited liability company, joint venture, strategic alliance or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company, joint venture or strategic alliance, in each case, that is material to Parent or any of its Subsidiaries;

(vi) except for indemnification, compensation, employment or other similar arrangements between Parent or any of its Subsidiaries, on the one hand, and any current or former director or officer thereof, on the other hand, any Contract to which Parent or any of its Subsidiaries is a party that would be required to be disclosed pursuant to Item 7.B of Form 20-F;

(vii) any Contract containing a standstill or similar agreement pursuant to which Parent or any of its Subsidiaries’ has ongoing obligations to not acquire assets or securities of any other party and, to the extent not entered into in the ordinary course of business or in connection with any Lessor Lease, Lessee Lease or other lease, license, services, development, redevelopment, construction or other commercial Contract, any Contract under which Parent or any of its Subsidiaries has material ongoing indemnification obligations;

(viii) any Contract under which a sale of a majority of the consolidated assets of Parent and its Subsidiaries, taken as a whole, would require a payment by, result in a breach or constitute a default by, or result in the termination, acceleration or loss of any benefit of, Parent or any of its Subsidiaries;

(ix) any non-competition Contract or other Contract that (A) limits or purports to limit in any material respect the type of business in which Parent or its Subsidiaries (or, after the Merger Effective Time, Company or its Affiliates) may engage, or the manner or locations in which any of them may so engage in any business or (B) prohibits or materially limits the right of Parent or any of its Subsidiaries to use, transfer, license, distribute or enforce any of their respective Parent Intellectual Property, other than limitations on enforcement arising from nonexclusive licenses of Parent Intellectual Property entered into in the ordinary course of business;

(x) any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, other than (i) Contracts related to the purchase of raw materials or inventory in the ordinary course of business or (ii) Contracts relating to the hedging of utility expenses;

(xi) any Contract pursuant to which Parent or any of its Subsidiaries is a party under which any third Person has granted to Parent or any of its Subsidiaries, or Parent or any of its Subsidiaries has granted to any third Person, any license, covenant or other rights to or under Intellectual Property (other than software license agreements for any third-party off-the-shelf generally commercially available software for no fee or an aggregate license fee of less than $5,000,000 per year);

(xii) any Contract that provides for the acquisition or disposition, directly or indirectly (including by merger, purchase of equity, business combination or otherwise) of any real or personal property for aggregate consideration under such Contract in excess of $5,000,000 that is pending (other than the acquisition or disposition of assets in the ordinary course of business) or pursuant to which Parent or its Subsidiaries have continuing “earn-out” or similar contingent obligations relating to purchase price adjustments;

(xiii) any Contract relating to settlement of any administrative or judicial proceedings, in each case, individually in excess of $5,000,000 or which otherwise provides for equitable relief that imposes a material obligation or restrictions on Parent, under which there are outstanding obligations (including settlement agreements) of Parent or any of its Subsidiaries;

(xiv) any Lessor Lease providing for annual payments to Parent or any of its Subsidiaries in excess of $1,000,000 in aggregate annual base rent for calendar year 2018 and any Lessee Leases demising more than 10,000 square feet; and

(xv) any Collective Bargaining Agreement.

(b) True and complete copies of all such Parent Material Contracts as described in Section 4.12(a)(i) (including all exhibits and schedules thereto) have been (i) publicly filed with the SEC and are publicly available as of the date hereof or (ii) made available to the Company.

(c) Except as would not have or result in a Parent Material Adverse Effect, (i) each Parent Material Contract is valid and binding on Parent (and/or each such Subsidiary of Parent party thereto) and, to the Knowledge of Parent, each other party thereto, (ii) each Parent Material Contract is in full force and effect (except for expiration thereof in the ordinary course in accordance with the terms thereof), enforceable against Parent or each such Subsidiary of Parent party thereto, as the case may be, in accordance with its terms, subject to the Enforceability Limitations, and (iii) neither Parent nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of Parent, any other party thereto, is in breach of, or default under, any such Parent Material Contract, and, to the Knowledge of Parent, no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Parent or any of its Subsidiaries, or, to the Knowledge of Parent, any other party thereto, or permit termination, material modification or acceleration by any third party thereunder. As of the date hereof, neither Parent nor any of its Subsidiaries has received any written notice of termination or cancellation under any Parent Material Contract or received any written notice of breach of or any default under any Parent Material Contract which breach has not been cured, except for any termination, breach or default that would not have or result in a Parent Material Adverse Effect.

Section 4.13 Real Property.

(a) Section 4.13(a) of the Parent Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of the Parent Owned Real Property in the core office and opportunistic retail sectors. Parent or one of its Subsidiaries has good and valid fee simple title to all Parent Owned Real Property, free and clear of all Liens other than Permitted Liens.

(b) None of Parent and/or its Subsidiaries is in default or violation of, or not in compliance with, any Law or Order applicable to its occupancy of the Parent Leased Real Property subject to the Parent Lessee Leases except for any conflicts, defaults or violations that would not have a Parent Material Adverse Effect. With respect to the Parent Leased Real Property, Parent and/or its Subsidiaries have and own valid, legally binding and enforceable leasehold estates in the Parent Leased Real Property, free and clear of all Liens other than Permitted Liens.

(c) Except as would not have a Parent Material Adverse Effect, there are no existing, pending or, to the Knowledge of Parent, threatened in writing appropriation, condemnation, eminent domain or similar proceedings that affect any Parent Owned Real Property or, to the Knowledge of Parent, Leased Real Property. Except as would not have a Parent Material Adverse Effect, as of the date hereof, neither Parent nor any of its Subsidiaries has received any written notice of the intention of any Governmental Authority or other Person to take or use any of the Parent Properties.

(d) Except as would not have a Parent Material Adverse Effect, as of the date hereof, there are no written claims pending by Parent or any of its Subsidiaries under any title insurance policies with respect to any Parent Owned Real Property.

(e) None of the Parent, any of its Subsidiaries or any of their respective agents is currently performing any other renovation or construction project at any Parent Property, other than in the ordinary course of business.

Section 4.14 Personal Property and Assets. Parent and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the material machinery, equipment, furniture, fixtures and other tangible material personal property and assets used by Parent or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens, except as would not have a Parent Material Adverse Effect.

Section 4.15 Intellectual Property. Except as would not have a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries (i) solely and exclusively own the Parent Intellectual Property, free and clear of all Liens other than Permitted Liens; and (ii) have valid, sufficient and continuing rights to use, pursuant to valid written agreements, all other Intellectual Property used by Parent and its Subsidiaries in, or otherwise necessary for, the conduct of Parent’s or its Subsidiaries’ respective businesses as currently conducted;

(b) Parent and each of its Subsidiaries have taken commercially reasonable measures to maintain and protect the secrecy of all trade secrets and confidential information included in the Parent Intellectual Property;

(c) no such trade secrets or confidential information has been authorized to be disclosed or has been actually disclosed by Parent or any Subsidiary to any of their former employees, current employees or any third Person, other than pursuant to a nondisclosure agreement, appropriately restricting the disclosure of such trade secrets or confidential information;

(d) to the Knowledge of Parent, the conduct of Parent’s and its Subsidiaries’ business does not infringe upon, misappropriate or otherwise violate, and since January 1, 2016 has not infringed upon, misappropriated or otherwise violated, the Intellectual Property of any third Person;

(e) since January 1, 2016 through the date hereof, Parent and its Subsidiaries have not received written notice of any claims, and, to the Knowledge of Parent, no claims are pending or threatened, (A) that the conduct of Parent’s or its Subsidiaries’ business infringes upon, misappropriates, or otherwise violates the Intellectual Property of a third Person, or (B) challenging the ownership, use, validity, scope or enforceability of any Parent Intellectual Property;

(f) to the Knowledge of Parent, no third Person (A) has infringed upon, misappropriated, or otherwise violated in any material respect any Parent Intellectual Property since January 1, 2016 or (B) as of the date hereof, is infringing, misappropriating, or otherwise violating in any material respect any Parent Intellectual Property, and no such claims are pending or threatened against any third Person by Parent;

(g) the Parent and its Subsidiaries are not subject to any Order that restricts or impairs the use of any material Parent Intellectual Property;

(h) the IT Systems owned or used by Parent and its Subsidiaries (A) are adequate for, and operate and perform in all respects as required in connection with, the current conduct of Parent and each of its Subsidiaries and (B) have not suffered any material malfunction, failure or security breach since January 1, 2016 and (C) do not, to the Knowledge of Parent, contain any viruses, trojan horses, bugs, faults or other device, errors or contaminants or effects that materially disrupt or adversely affect their functionality or security;

(i) Parent and its Subsidiaries, and to the Knowledge of Parent, third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of Parent or its Subsidiaries, have at all times complied with all of Parent and its Subsidiaries’ publicly published privacy policies, applicable Privacy Laws and contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information;

(j) Parent and its Subsidiaries have implemented reasonable disaster recovery and business continuity plans, and at all times maintained reasonable safeguards to protect Personal Information and other confidential data in their possession or under control against loss, theft, misuse or unauthorized access, use, modification or disclosure and conducted reasonable privacy and data security testing and audits at reasonable and appropriate intervals and have resolved or remediated any material identified data privacy or security issues or vulnerabilities; and

(k) to the Knowledge of Parent, there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of Parent or any of its Subsidiaries.

Section 4.16 Tax Matters.

(a) Except as would not have a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by Parent or any of its Subsidiaries and all such filed Tax Returns are true, correct and complete and (ii) have paid all Taxes required to be paid by them whether or not shown as due on such filed Tax Returns.

(b) As of the date of this Agreement, there are not pending and, neither Parent nor any of its Subsidiaries has received in writing any notice or announcement of, any material audits, examinations, investigations or other proceedings in respect of Taxes or Tax Returns that would have a Parent Material Adverse Effect and are not disclosed or provided for in the consolidated financial statements of Parent and its Subsidiaries in accordance with IFRS.

(c) Neither Parent nor any of its Subsidiaries has engaged in or been a party to any “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(d) Parent is properly classified as a partnership for U.S. federal income Tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation, including after giving effect to the transactions contemplated by this Agreement.

(e) In each tax year since the formation of Parent up to and including the current tax year, at least 90% of the gross income of Parent has been income which is “qualifying income” within the meaning of Section 7704(d) of the Code.

(f) This Section 4.16 and Section 4.17 contain the exclusive representations and warranties of Parent with respect to Tax matters.

Section 4.17 Parent Benefit Plans.

(a) Neither Parent, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with Parent or any of its Subsidiaries under Section 414 of the Code maintains or has within the last six (6) years contributed to (1) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA, (2) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or (3) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA).

(b) Except as would not have a Parent Material Adverse Effect, each Parent Benefit Plan has been established, maintained, operated and administered in compliance with its terms and with all applicable Law.

(c) Except as would not have a Parent Material Adverse Effect, as of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened on behalf of or against any Parent Benefit Plan, the assets of any trust under any Parent Benefit Plan, or the plan sponsor, plan administrator or any fiduciary or any Parent Benefit Plan with respect to the administration or operation of such plans, other than routine claims for benefits.

(d) Neither the execution or delivery of this Agreement, nor the consummation of the Transactions will (either alone or upon the occurrence of any additional or subsequent events) (A) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Parent or any of its Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (D) except as would not be material to Parent and its Subsidiaries taken as a whole, result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(e) Except as would not have a Parent Material Adverse Effect, all contributions required to be made to any Parent Benefit Plan by applicable Law, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date of this Agreement have been timely made or paid in full in all material respects or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the consolidated financial statements of Parent included in the Parent SEC Report.

Section 4.18 Labor Matters.

(a) As of the date hereof, (i) to the Knowledge of Parent, there are no activities or proceedings of any labor or trade union to organize any employees of Parent or any of its Subsidiaries; (ii) no Collective Bargaining Agreement is being negotiated by Parent or any of its Subsidiaries; (iii) there are no strikes, lockouts, slowdowns or work stoppages against Parent or any of its Subsidiaries pending or, to the Knowledge of Parent, threatened that may interfere with the respective business activities of Parent or any of its Subsidiaries; (iv) there are no grievances or other labor disputes pending or, to the Knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries; and (v) there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of Parent, threatened by or on behalf of any employee or group of employees, in each case, other than as would not result in a Parent Material Adverse Effect.

(b) Except as would not have a Parent Material Adverse Effect, Parent and its Subsidiaries have complied since January 1, 2015 with applicable Laws and Orders with respect to employment (including applicable Laws regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and nonexempt, immigration status, civil rights, discrimination in employment, employee health and safety, collective bargaining, workers’ compensation and the collection and payment of withholding and/or social security taxes). Parent and its Subsidiaries have complied since January 1, 2015 with WARN and any similar state or local “mass layoff” or “plant closing”, and there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to Parent or any of the Subsidiaries within the six (6) months prior to the date hereof. Except as would not be material to Parent and its Subsidiaries taken as a whole, Parent and each of its Subsidiaries have withheld all amounts required by applicable Law to be withheld from the wages, salaries and other payments to employees, and are not, to the Knowledge of Parent, liable for any arrears of wages or any taxes or penalty for failure to comply with any of the foregoing. Except as would not have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is liable for any outstanding payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business consistent with past practice).

Section 4.19 Permits. Parent and its Subsidiaries possess and are and have been since January 1, 2016 in compliance in all material respects with the terms of all Permits, and no suspension or cancellation of any such Permits is pending or, to the Knowledge of Parent, threatened which suspension or cancellation would have a Parent Material Adverse Effect. All of the Permits are in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any such Permit, and none of Parent or its Subsidiaries has received since January 1, 2016 any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify any such Permit, in each case, except as would not have a Parent Material Adverse Effect.

Section 4.20 Compliance with Laws.

(a) The businesses of each of Parent and its Subsidiaries (including the ownership and maintenance of all its assets) are, and since January 1, 2016 have been, conducted in compliance with all Laws and Orders applicable to Parent and its Subsidiaries, except for violations that have not had and would not have a Parent Material Adverse Effect. No investigation, audit or review by any Governmental Authority with respect to Parent or any of its Subsidiaries or any of their assets is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Authority notified Parent in writing of its intention to conduct the same, except for such investigations or reviews the outcome of which have not had and would not have a Parent Material Adverse Effect.

(b) Except as would not have a Parent Material Adverse Effect, since January 1, 2016, (i) Parent and its Affiliates and, to the Knowledge of Parent, its directors, officers and employees acting on behalf of Parent have complied in all material respects with the Fraud and Bribery Laws and (ii) neither Parent, any Subsidiary of Parent nor any of Parent’s Affiliates, nor, to the Knowledge of Parent, any of Parent’s directors, officers, employees, agents or other representatives acting on Parent’s behalf, have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant or (E) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

Section 4.21 Environmental Matters.

(a) Parent and its Subsidiaries are, and since January 1, 2015 have been, in compliance with all applicable Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all Permits required under applicable Environmental Laws for the operation of the business of Parent and its Subsidiaries, except for such non-compliance that would not result in a Parent Material Adverse Effect.

(b) Since January 1, 2015, neither Parent nor any of its Subsidiaries has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of any Hazardous Substances, except in compliance with applicable Environmental Laws, excluding such non-compliance that would not result in a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries has exposed any employee or any third party to Hazardous Substances, except for such exposure that would not result in a Parent Material Adverse Effect.

(d) There have been no releases of Hazardous Substances at, on, under or from any real property currently, formerly, owned or operated by Parent or its Subsidiaries, except for releases that would not result in a Parent Material Adverse Effect.

(e) Except as would not have a Parent Material Adverse Effect, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or is the subject of any pending or, to the Knowledge of Parent, threatened Legal Proceeding (i) seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law or (ii) alleging any liability for assumption of, or provision of indemnity against, any liability or obligation of any Person under any Environmental Law. Neither Parent nor any of its Subsidiaries is subject to any Order or agreement by or with any Governmental Authority or third party imposing any material liability or obligation with respect to any of the foregoing.

(f) Neither Parent nor any of its Subsidiaries is subject to an indemnity obligation against any liability or obligation of any other Person under any Environmental Law, except as would not result in a Parent Material Adverse Effect.

(g) This Section 4.22 and Sections 4.05, 4.07, 4.08 and 4.10 contain the sole and exclusive representations and warranties of Parent with regard to Environmental Laws, Hazardous Substances or other environmental matters.

Section 4.22 Insurance. Parent and its Subsidiaries have all material policies of insurance covering Parent, its Subsidiaries or any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Parent and which Parent believes is adequate for the operation of its business. All such insurance policies are in full force and effect, as of the date hereof no written notice of cancellation has been received, and to the Knowledge of Parent there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default, by any insured thereunder, or permit termination or modification, of any of the policies, except in each case as would not have a Parent Material Adverse Effect. As of the date of this Agreement, there is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policy.

Section 4.23 Registration Statement; Other Information. The registration statement on Form F-4 (the “Form F-4”) and the Rule 13E3 transaction statement on Schedule 13E3 (the “Schedule 13E3”) that will be filed by Parent with the SEC will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. No Person other than Parent (or any Affiliate of Parent) is required to file the Form F-4 or Schedule 13E3, and no disclosure regarding any Person other than Parent and the Company (or Affiliates of any such Person) is required to be included in the Form F-4 or Schedule 13E3. The information supplied or to be supplied by Parent or Acquisition Sub or any of their directors, officers, employees, Affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement, Form F-4 or Schedule 13E3 will not contain any statement which, at the time the Proxy Statement, Form F-4 or Schedule 13E3, as applicable, is filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company Stockholder Meeting, and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the Form F-4, Schedule 13E3, the Proxy Statement, the solicitation of a proxy for such Company Stockholder Meeting or the subject matter hereof which has become false or misleading; provided, however, that no representation or warranty is made by Parent or Acquisition Sub with respect to information supplied by the Company or any of its directors, officers, employees, Affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement, the Form F-4 or the Schedule 13E3.

Section 4.24 Shelf Registration Statement(s). The Shelf Registration Statements(s) that will be filed by Parent with the SEC will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act. The information included or incorporated by reference into the Shelf Registration Statement(s) will not contain any statement which, at the time the Shelf Registration Statement(s) are declared effective by the SEC under the Securities Act, and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.

Section 4.25 Ownership of Company Shares. Other than the Company Shares owned by the Voting Parties, the Excluded Shares (as defined in the Voting Agreement) or the Class B Stock to be owned by them following the Class B Exchange, neither Parent nor Acquisition Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly, any Company Shares, Company Preferred Stock, Partnership Common Units, Partnership Preferred Units, Partnership LTIP Units or other securities convertible into, exchangeable for or exercisable for Company Shares, Company Preferred Stock, Partnership Common Units, Partnership Preferred Units or Partnership LTIP Units and neither Parent, its Subsidiaries or its Affiliates has any rights to acquire, directly or indirectly, any Company Shares, Company Preferred Stock, Partnership Common Units, Partnership Preferred Units, Partnership LTIP Units or other securities convertible into, exchangeable for or exercisable for Company Shares, Company Preferred Stock, Partnership Common Units, Partnership Preferred Units, or Partnership LTIP Units.

Section 4.26 Brokers. No financial advisor, agent, broker, finder or investment banker is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission payable by the Company or any of its Subsidiaries in connection with the Transactions based upon arrangements made by or on behalf of Parent or Acquisition Sub.

Section 4.27 Operations of Acquisition Sub. Acquisition Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Merger Effective Time, Acquisition Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement. As of the date of this Agreement, the authorized share capital of Acquisition Sub consists of 2,000 common shares, par value $0.01 per share, of which one (1) common share is validly issued and outstanding. The sole issued and outstanding share of common stock of Acquisition Sub is, and at the Merger Effective Time will be, owned by Parent or a direct or indirect Subsidiary of Parent.

Section 4.28 Available Funds. Parent has or will have on the Charter Closing Date, after giving effect to the Financing, available to it sufficient funds to enable Parent to consummate the Transactions and to pay all cash amounts required to be paid by Parent, Acquisition Sub, and the Surviving Corporation under the Transaction Agreements in connection with the Transactions, together with any fees and expenses of or payable by Parent, Acquisition Sub, and the Surviving Corporation with respect to the Transactions. Notwithstanding anything in this Agreement to the contrary, each of Parent and Acquisition Sub affirms, represents and warrants that (A) it is not a condition to the Charter Closing or to any of its obligations under the Transaction Agreements that it or any other person (including the Company) obtain financing for or related to any of the Transactions, including the Merger, and (B) the obligations of Parent and Acquisition Sub under the Transaction Agreements are not subject to any conditions regarding Parent’s, Acquisition Sub’s, their respective Affiliates’, or any other person’s (including the Company’s) ability to obtain financing (including the Financing) for the consummation of the Transactions.

Section 4.29 Financing. Parent has made available to the Company a true, complete and correct copy of (i) the executed commitment letter, dated March 26, 2018, among Parent (or its applicable Affiliate) and the financial institutions party thereto (including all exhibits, schedules and annexes thereto, collectively, the “Financing Commitment”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions therein, to lend the amounts set forth therein (the “Committed Financing”) for the purposes of, among other things, funding the Transactions and related fees and expenses and (ii) the executed fee letter associated therewith; provided, such fee letter may be redacted as described below (as so redacted, the “Fee Letter” and, together with the Financing Commitment, the “Financing Commitment Papers”). The Financing Commitment Papers have not been amended or modified prior to the date of this Agreement and as of the date of this Agreement the respective commitments contained in the Financing Commitment have not been withdrawn or rescinded in any respect. Except for the Fee Letter (with only fee amounts and market flex provisions and other customary threshold amounts redacted; provided, that the market flex provisions in such Fee Letter may not permit the imposition of any new conditions (or the modification or expansion of any existing conditions) with respect to the availability of the Committed Financing or any reduction in the amount of the Committed Financing), certain “back-to-back” letters between Financing Sources and customary engagement letters with respect to the Committed Financing (none of which adversely affect, or impose additional conditions upon, the aggregate amount, enforceability or availability of the Committed Financing), as of the date hereof there are no side letters or Contracts or any other arrangements or understandings to which Parent is a party related to the funding or investing, as applicable, of the Committed Financing or the transactions contemplated hereby other than as expressly set forth in the Financing Commitment Papers delivered to the Company on or prior to the date hereof. Parent has fully paid any and all commitment fees or other fees required to be paid by it in connection with the Financing Commitment that are payable on or prior to the date hereof, Parent will, directly or indirectly, continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Charter Closing Date and as of the date hereof, each of the Financing Commitment Papers is in full force and effect and is the legal, valid, binding and enforceable obligations of Parent or its applicable Affiliate party thereto, as applicable, and to the Knowledge of Parent, each of the other parties thereto, except that (x) enforceability may be subject to the Enforceability Limitations and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. As of the date hereof, there are no conditions precedent related to the funding of the full amount of the Committed Financing, other than as expressly set forth in the Financing Commitment Papers delivered to the Company on or prior to the date hereof. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach, or failure to satisfy a condition precedent to the availability of the Committed Financing, on the part of Parent or, to the Knowledge of Parent, any other party thereto under the Financing Commitment, in each case, under the terms of the Committed Financing, other than any such default, breach or failure that has been waived by the lenders or otherwise cured in a timely manner by Parent (or its Affiliate) to the satisfaction of the applicable Financing Sources. Assuming (i) the accuracy of the representations and warranties set forth in Article III, (ii) the performance by the Company and its Subsidiaries of the covenants contained in this Agreement and (iii) the conditions set forth in Article VII are satisfied at the Charter Closing Date, as of the date hereof, Parent has no reason to believe that any of the conditions to the availability of the Committed Financing contemplated by the Financing Commitment applicable to it will not be satisfied on the Charter Closing Date or that the Committed Financing will not be made available to Parent on the Charter Closing Date. Parent affirms that it is not a condition to the Charter Closing, the Merger Closing and the Pre-Closing Dividend or any of its other obligations under this Agreement that Parent obtain the Committed Financing or any other financing for or related to any of the Transactions.

Section 4.30 Solvency. At and immediately following the Merger Effective Time and after giving to all the Transactions (including any debt or equity financings being entered into in connection therewith) (i) the sum of the debt (including contingent liabilities) of Parent and its Subsidiaries, taken as a whole, does not exceed the fair value of the assets (on a going concern basis) of Parent and its Subsidiaries, taken as a whole, (ii) the present fair saleable value of the assets (on a going concern basis) of Parent and its Subsidiaries, taken as a whole, is not less than the amount that will be required to pay the probable liabilities of Parent and its Subsidiaries, taken as a whole, on their debts as they become absolute and matured in the ordinary course of business; (iii) the capital of Parent and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of Parent and its Subsidiaries, taken as a whole, contemplated as of the Merger Effective Time; and (iv) Parent and its Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts (including current obligations and contingent liabilities) beyond their ability to pay such debt as they mature in the ordinary course of business. For the purposes of this Section 4.30, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

Section 4.31 No Additional Representations. Parent and Acquisition Sub acknowledge that (a) neither the Company nor any other Person has made any representation or warranty, express or implied, as to the Company or any of its Subsidiaries or the accuracy or completeness of any information regarding the Company and its Subsidiaries furnished or made available to Parent and its Representatives, except as expressly set forth in this Agreement, (b) Parent has not relied on any representation or warranty from the Company or any of its Subsidiaries or any other Person in determining to enter into this Agreement, except those representations and warranties expressly set forth in Article III of this Agreement and (c) no Person shall have or be subject to any liability to Parent or any other Person resulting from the distribution to Parent, or Parent’s, Acquisition Sub’s or their respective Representatives’ use, of any such information, including any information, documents or material made available to Parent in any physical or electronic “data rooms,” management presentations or in any other form in expectation of the Transactions. Without limiting the generality of the foregoing, Parent acknowledges that neither the Company nor any other Person has made any representation or warranty, express or implied, as to the financial projections, forecasts, cost estimates and other predictions relating to the Company and its Subsidiaries made available to Parent.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.01 Company Interim Conduct of Business.

(a) The Company covenants and agrees that, from the execution and delivery of this Agreement through the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VIII, except (i) as required by applicable Law or as is responsive to a Governmental Authority, (ii) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be required or expressly contemplated or permitted by the Transaction Agreements, including any Requested Transactions pursuant to Section 6.14 and the Pre-Closing Dividend, (iv) as permitted by the Company’s budget for 2018 as set forth in Section 5.01(a)(iv) of the Company Disclosure Letter (the “Company Budget”), provided, that capital expenditures by the Company in the aggregate not in excess of ten percent (10%) more than the capital expenditures line items in the Company Budget shall be deemed permitted for purposes of Section 5.01(a) or (v) as set forth in Section 5.01 of the Company Disclosure Letter, the business of the Company and its Subsidiaries shall be conducted in all material respects in the ordinary course of business consistent with past practice. The Company and its Subsidiaries shall use their respective commercially reasonable efforts to (A) preserve substantially intact the Company’s business organization and the material assets of the Company and its Subsidiaries, (B) keep available the services of their current officers and (C) maintain existing relationships and goodwill with Governmental Authorities, material suppliers, material tenants, material creditors and material lessors and other Persons with which the Company or any of its Subsidiaries has significant business relations. Furthermore, the Company agrees with Parent that, except (1) as required by applicable Law or as is responsive to a Governmental Authority, (2) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly required or expressly contemplated by the Transaction Agreements, including any Requested Transactions pursuant to Section 6.14 and the Pre-Closing Dividend, (4) as permitted by the Company Budget, provided, that capital expenditures by the Company in the aggregate not in excess of ten percent (10%) more than the capital expenditures line items in the Company Budget shall be deemed permitted for purposes of Section 5.01(a) or (5) as set forth in Section 5.01 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) amend or otherwise change the certificate of incorporation or bylaws of the Company or such similar applicable organizational documents of any of its Subsidiaries;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions solely among wholly owned Subsidiaries of the Company not in violation of any instrument binding on the Company or any of its Subsidiaries or their assets;

(iii) acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than in the ordinary course of business consistent with past practice or as required by the terms of Contracts as in effect as of the date of this Agreement that are listed in Section 5.01(a)(iii) of the Company Disclosure Letter;

(iv) (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any Company Securities or Subsidiary Securities (other than (1) the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, (2) the issuance or transfer of Company Shares (x) pursuant to, and as required by, the ESPP, or (y) pursuant to awards or rights outstanding as of the date of this Agreement under, and as required by, the terms of the Company Stock Plan or (3) the issuance of shares of Class B Stock in connection with the Class B Exchange) or (B) amend the terms of any Company Security or Subsidiary Security;

(v) other than as required by the terms of any existing Contracts of the Company or its Subsidiaries, as permitted by Section 5.01(a)(iii) or in the ordinary course of business consistent with past practice, make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company);

(vi) other than as permitted by Section 5.01(a)(ix), amend, supplement, replace, refinance, terminate or otherwise modify the Credit Agreement, Term Loan Agreement or Junior Notes or any Indebtedness of the Company, any of its Subsidiaries or any joint venture in respect of which the Company or any of its Subsidiaries owns, directly or indirectly, any equity interest;

(vii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to any Company Securities or any interests in any Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except for (A) the authorization, declaration and payment by the Company of dividends on the Company Preferred

Stock as required by the terms thereof, (B) the declaration and payment by the Operating Partnership of (x) distributions on the Partnership Preferred Units and Partnership LTIP Units as required by their terms and (y) the declaration and payment by the Operating Partnership of such other distributions or redemptions as required under the Partnership Agreement; provided that to the extent the Operating Partnership has the option to satisfy such required distribution or redemption by providing either cash or equity, then the Operating Partnership shall fulfill its distribution or redemption obligations with equity, (C) the declaration and payment of dividends or other distributions to the Company or any wholly owned Company Subsidiary by any directly or indirectly wholly owned Company Subsidiary, (D) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, as required by the organizational documents of such Company Subsidiary, (E) the Pre-Closing Dividend in accordance with Section 2.03(d), (F) dividends or dividend equivalents accrued or paid with respect to awards or rights outstanding as of the date of this Agreement under, and as required by the terms of the Company Stock Plan and/or an applicable award agreement, each as in effect on the date of this Agreement, (G) the payment by the Company of that certain dividend on the Company Shares that was declared by the Company on February 7, 2018; (H) the declaration and payment by the Company of no more than one quarterly dividend on the Company Shares in accordance with past practice (including in terms of timing) following payment of the dividend contemplated by sub-clause (G) at a rate not to exceed $0.22 per Company Share; provided, however, that if the Charter Closing Date is expected to occur prior to the record date for the dividend contemplated by this sub-clause (H), the Company shall instead only be permitted to declare and pay a dividend on the Company Shares with a record date that is one Business Day prior to the expected Charter Closing Date and in an amount per Company Share equal to the amount of the Company’s most recently paid quarterly dividend on the Company Shares multiplied by the number of days elapsed since April 1, 2018 through and including the earlier of (x) the last Business Day prior to the Charter Closing Date and (y) June 30, 2018, and divided by the actual number of days in the calendar quarter ending June 30, 2018, provided that, in the event that a distribution with respect to Company Shares permitted under the terms of this Agreement has a record date prior to the Charter Closing Date and has not been paid as of the Merger Effective Time, the holders of Company Shares shall be entitled to receive such distribution from the Surviving Corporation at the time such shares are exchanged pursuant to Article II, and (I) the Operating Partnership shall be permitted to pay on the Partnership Common Units distributions in corresponding amounts and timing as the dividends per Company Share as contemplated by sub-clauses (G) and (H); provided, further, however, that notwithstanding the restriction on dividends and other distributions in this Section 5.01(a)(vii), the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 857, 858 or 860 of the Code, necessary for the Company to (x) maintain its status as a REIT under the Code or (y) avoid or reduce the imposition of any entity-level income or excise Tax under the Code (any such distribution (but not including any distribution described in clauses (A) through (I) above), a “Company Special Distribution”).

(viii) other than as permitted by Section 5.01(a)(vii), adjust, reclassify, split, combine or subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any Company Security or Subsidiary Security (other than the withholding of Company Securities to satisfy Tax withholding obligations pursuant to awards outstanding as of the date of this Agreement under the Company Stock Plans);

(ix) (A) incur any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, except for (1) debt incurred pursuant to the Credit Agreement in the ordinary course of business consistent with past practice, (2) any Indebtedness among the Company and its wholly owned Subsidiaries, (3) trade payables in the ordinary course of business consistent with past practice, or (4) Indebtedness of a Subsidiary of the Company, that directly or indirectly holds title to any Owned Real Property or Leased Real Property, not to exceed $100,000,000 in the aggregate for all such Indebtedness; provided that such $100,000,000 cap shall be calculated by only taking into account the portion of such Indebtedness based on the Company’s pro rata ownership of such Subsidiary; provided further that the Transactions and the Financings shall be permitted under the terms of such Indebtedness in all respects and such Indebtedness shall not be encumbered by the properties contemplated by the New Property Financings or (B) redeem, repurchase, prepay, defease, guarantee, cancel or otherwise acquire for value any such Indebtedness, debt securities or warrants or other rights;

(x) make or authorize any capital expenditures other than (i) capital expenditures in respect of the Company Properties and in the amounts set forth in Section 5.01(a)(x) of the Company Disclosure Letter; (ii) capital expenditures required by any Lessor Lease or any joint venture or similar agreement to which the Company or any of its Subsidiaries is a party; (iii) replacements and similar corrections of deferred maintenance items; or (iv) to the extent reasonably necessary to avoid material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of the Company or its Subsidiaries; provided that, with respect to clause (iv), prompt notice thereof is provided to Parent thereafter;

(xi) make any material change to its methods of accounting for financial accounting purposes in effect at December 31, 2017, except (A) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or (B) as required by a change in applicable Law;

(xii) release, assign, compromise, discharge, waive, settle or satisfy any action or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) for an amount not covered by insurance in excess of $5 million individually or $50 million in the aggregate or providing for any relief other than monetary relief that imposes a material obligation or restrictions on the Company, other than in respect of any Legal Proceeding or liabilities relating to the Transaction Agreements or the Transactions, which shall be governed by Section 6.10;

(xiii) (A) terminate, modify or materially amend any Material Contract, other than the termination, modification or amendment of any Lessor Lease or in a manner that is not materially adverse to the Company or its Subsidiaries (taken as a whole) or the expiration or renewal of any Material Contract in accordance with its terms, in each case, in the ordinary course of business consistent with past practice, or enter into any Contract, agreement, or arrangement that would have been a Material Contract if entered into prior to the date hereof, other than any Lessor Leases in the ordinary course of business consistent with past practice; (B) waive any material term of, or waive any material default under, any Material Contract, other than in the ordinary course of business consistent with past practice or (C) enter into any Contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the consummation of the Transactions (including in combination with any other event or circumstance);

(xiv) (A) make or rescind any express or deemed election (unless such election or rescission is required by Law or necessary (1) to preserve the status of the Company or any REIT Subsidiary as a REIT under the Code, or (2) to qualify or preserve the status of any Subsidiary as a partnership for U.S. federal income Tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, provided that in such events the Company shall notify Parent of such election and shall not fail to make such election in a timely manner); (B) settle or compromise any material U.S. federal, state, local or foreign Tax liability, or waive or extend the statute of limitations in respect of such Taxes; (C) take any action (or fail to take any action) that could reasonably be expected to (1) cause the Company or any REIT Subsidiary to no longer qualify as a REIT or (2) prevent the Company (or the Surviving Corporation) or any REIT Subsidiary from continuing to qualify as a REIT after the Merger Closing; (D) amend any Tax Return with respect to a material amount of Taxes; or (E) change any method of Tax accounting;

(xv) (A) with regard to Intellectual Property, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than grant licenses to Intellectual Property in the ordinary course of business; and (B) with regard to other assets (other than Company Property), transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any Lien (other than Permitted Liens)

on or allow to lapse or expire or otherwise dispose of any assets or interests therein of the Company or its Subsidiaries;

(xvi) transfer, market, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any Lien (other than Permitted Liens) on or allow to lapse or expire or otherwise dispose of, any Company Property, other than in the ordinary course of business consistent with past practice and other than (A) the lease or marketing for leasing of Company Property under existing Lessor Leases to current tenants, and (B) the leasing of Company Property pursuant to Lessor Leases entered into after the date hereof in the ordinary course of business consistent with past practice;

(xvii) terminate any executive officers other than for cause, or hire any new employees unless (A) such hiring is in the ordinary course of business consistent with past practice, (B) the employment relationship is terminable at-will and (C) such employees are not party to any arrangements that provide for severance, retention or change in control payments or benefits; provided, that in no event shall the Company or any of its Subsidiaries enter into an employment agreement or other arrangement which provides, or extend or renew (other than with respect to any agreements that by their terms automatically renew) the terms of any arrangement with an existing employee to provide, for an annual base salary in excess of $300,000;

(xviii) adopt, enter into, amend, terminate or extend any Collective Bargaining Agreement;

(xix) except as required pursuant to a Company Benefit Plan or as otherwise required by applicable Law (A) grant or provide any severance, retention, change in control or termination payments or benefits to any director, officer or non-officer employees or independent contractors of the Company or any of its Subsidiaries, (B) increase the compensation or benefits of, pay any bonus to, or make any new equity awards to, any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, other than, in the case of non-officer employees, base salary increases in the ordinary course of business consistent with past practice, (C) establish, adopt, amend or terminate any Company Benefit Plan or any arrangement that would be a Company Benefit Plan if in effect as of the date hereof or amend the terms of any outstanding equity-based awards, in each case other than base salary increases permitted under clause (B) of this Section 5.01(a)(xix), (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans to directors, officers or key employees of the Company or any of its Subsidiaries or (G) pay or vest any performance based amount or award in excess of the level earned based on actual performance as such performance is determined by the designated plan administrator in consultation with Parent in accordance with the terms of such award and consistent with past practice;

(xx) fail to maintain in full force and effect insurance policies of the Company, any of its Subsidiaries and their properties, businesses, assets and operations in a commercially reasonable form and amount;

(xxi) enter into any new line of business;

(xxii) adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring;

(xxiii) exercise any option to purchase or sell, buy-sell, right of first refusal, right of first offer or any other contractual right to purchase, sell or dispose of, any equity interest of any joint venture entity or any of such joint venture entity’s properties owned, directly or indirectly, by the Company or any Subsidiary;

(xxiv) except as may be required pursuant to the terms of the organizational documents of a joint venture or in the ordinary course of business consistent with past practice, exercise any consent right with respect to any joint venture in which the Company or any of its Subsidiaries owns, directly or indirectly, any equity interest in connection with any action that would be prohibited by clauses (i) - (xxiii) of this Section 5.01(a) if such action were to be taken with respect to the Company or any of its Subsidiaries; or

(xxv) announce an intention to enter into, authorize or enter into, or permit any of its Subsidiaries to authorize or enter into, any written agreement or otherwise make any commitment to do any of the foregoing.

(b) None of the Company or any of its Subsidiaries shall issue any Company Securities or Subsidiary Securities on or after the Charter Closing Date.

(c) Nothing contained herein shall give to Parent or Acquisition Sub directly or indirectly, rights to control or direct the Company’s operations prior to the Merger Effective Time in violation of applicable Law. Prior to the Merger Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations and shall not be required to obtain consent of Parent if it reasonably believes that doing so would violate applicable Law.

Section 5.02 Parent Interim Conduct of Business. Parent covenants and agrees that, from the execution and delivery of this Agreement through the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VIII, except (i) as required by applicable Law or as is responsive to a Governmental Authority, (ii) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be required or expressly contemplated or permitted by the Transaction Agreements, including any Requested Transactions pursuant to Section 6.14 and the Pre-Closing Dividend or (iv) as set forth in Section 5.02 of the Parent Disclosure Letter, the business of Parent its Subsidiaries shall be conducted in all material respects in the ordinary course of business consistent with past practice. Parent and its Subsidiaries shall use their respective commercially reasonable efforts to (a) preserve substantially intact Parent’s business organization and the assets of Parent and its Subsidiaries, (b) keep available the services of their current officers and (c) maintain existing relationships and goodwill with Governmental Authorities, material suppliers, material tenants, material creditors and material lessors and other Persons with which Parent or any of its Subsidiaries has significant business relations. Furthermore, Parent agrees with the Company that, except (1) as required by applicable Law or as is responsive to a Governmental Authority, (2) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly required or expressly contemplated by the Transaction Agreements, including any Requested Transactions pursuant to Section 6.14 and the Pre-Closing Dividend or (4) as set forth in Section 5.02 of the Parent Disclosure Letter, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) amend or otherwise change the limited partnership agreement of Parent or such similar applicable organizational documents of any of its Subsidiaries (other than in a manner that would not materially restrict the operations of Parent’s or any of its Subsidiaries’ businesses so long as such amendments or changes do not adversely affect the unitholders of Parent);

(ii) merge or consolidate Parent or any of its Subsidiaries with any other Person, except for any such transactions solely among Subsidiaries of Parent not in violation of any instrument binding on Parent or any of its Subsidiaries or their assets;

(iii) acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than in the ordinary course of business or as required by the terms of Contracts as in effect as of the date of this Agreement;

(iv) other than in the ordinary course of business, (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any Parent Securities or Parent Subsidiary Securities (other than (1) the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of shares by a Subsidiary of

Parent to Parent or another Subsidiary of Parent, (2) the issuance or transfer of Parent Common Units pursuant to awards or rights outstanding as of the date of this Agreement under, and as required by the terms of the Parent Stock Plans or (3) the issuance of Parent Common Units in connection with the conversion thereof in accordance with its terms) or (B) amend the terms of any Parent Security or Parent Subsidiary Security;

(v) other than as required by the terms of any existing Contracts, as permitted by Section 5.02(a)(iii) or in the ordinary course of business, make any loans, advances, guarantees or capital contributions to or investments in any Person (other than Parent or any direct or indirect wholly owned Subsidiary of Parent);

(vi) other than as permitted by Section 5.02(a)(ix) or in the ordinary course of business, amend, supplement, replace, refinance, terminate or otherwise modify any Indebtedness related to any Parent Properties;

(vii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to any Parent Common Units or any interests in any Parent Holding Entity or other equity securities or ownership interests in Parent or any Parent Holding Entity, except for (A) the authorization, declaration and payment by Parent of quarterly dividends on (1) the Parent Common Units in accordance with past practice (including in terms of timing) at a rate not to exceed an annualized rate of $1.26 per Parent Common Unit and (2) on the Parent General Partner Units in applicable amount and timing, (B) the declaration and payment of dividends or other distributions to Parent, BPL or another Parent Holding Entity by any directly or indirectly wholly owned Parent Subsidiary, (C) distributions by any Parent Holding Entity that is not wholly owned, directly or indirectly, by Parent, as required by the organizational documents of such Parent Holding Entity and (D) dividends or dividend equivalents accrued or paid with respect to awards or rights outstanding as of the date of this Agreement under, and as required by the terms of the Parent Stock Plan and/or an applicable award agreement, each as in effect on the date of this Agreement;

(viii) adjust, reclassify, split, combine or subdivide, redeem, purchase (other than in accordance with the terms of any normal course issuer bids of Parent) or otherwise acquire, directly or indirectly, any Parent Security (other than the withholding of Parent Securities to satisfy Tax withholding obligations pursuant to awards outstanding as of the date of this Agreement under the Parent Stock Plans);

(ix) make or rescind any express or deemed election that would result in Parent ceasing to be treated as a partnership for U.S. federal income tax purposes;

(x) other than in the ordinary course of business, (A) incur any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of Parent, except for (1) any Indebtedness among Parent and its Subsidiaries, or (2) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to Parent or its Subsidiaries than the Indebtedness being replaced or (B) redeem, repurchase, prepay, defease, guarantee, cancel or otherwise acquire for value any such Indebtedness, debt securities or warrants or other rights;

(xi) make or authorize any capital expenditures other than (i) capital expenditures in respect of the Parent Properties; (ii) capital expenditures required by any Lessor Lease or any joint venture or similar agreement to which Parent or any of its Subsidiaries is a party; (iii) replacements and similar corrections of deferred maintenance items; (iv) other capital expenditures in the ordinary course of business; or (v) to the extent reasonably necessary to avoid material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of Parent or its Subsidiaries; provided that, with respect to clause (v), prompt notice thereof is provided to the Company thereafter;

(xii) make any material change to its methods of accounting for financial accounting purposes in effect at December 31, 2017, except (A) as required by, IFRS, Regulation S -X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or (B) as required by a change in applicable Law;

(xiii) other than in the ordinary course of business, release, assign, compromise, discharge, waive, settle or satisfy any Legal Proceeding or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) for an amount not covered by insurance or providing for any relief other than monetary relief that imposes a material obligation or restrictions on Parent, other than in respect of any Legal Proceedings or liabilities relating to the Transaction Agreements or the Transactions, which shall be governed by Section 6.10;

(xiv) (A) terminate, modify or materially amend any Parent Material Contract other than the termination, modification or amendment in a manner that is not materially adverse to Parent and its Subsidiaries (taken as a whole) of any Lessor Lease or the expiration or renewal of any Parent Material Contract in accordance with its terms, in each case, in the ordinary course of business, or enter into any Contract, agreement, or arrangement that would have been a Parent Material Contract if entered into prior to the date hereof, other than in the ordinary course of business; (B) waive any material term of, or waive any material default under, any Parent Material Contract, other than in the ordinary course of business, or (C) enter into any Contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the consummation of the Transactions (including in combination with any other event or circumstance);

(xv) other than in the ordinary course of business, (A) with regard to Parent Intellectual Property, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Parent Intellectual Property; and (B) with regard to other assets (other than Parent Property), transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any Lien (other than Permitted Liens) on or allow to lapse or expire or otherwise dispose of any assets or interests therein of Parent or its Subsidiaries;

(xvi) transfer, market, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any Lien (other than Permitted Liens) on or allow to lapse or expire or otherwise dispose of, any Parent Property, other than in the ordinary course of business and other than (A) the lease or marketing for leasing of Parent Property under existing Lessor Leases to current tenants and (B) the leasing of Parent Property pursuant to Lessor Leases entered into after the date hereof in the ordinary course of business consistent with past practice;

(xvii) adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring, other than reorganizations and restructurings solely among Subsidiaries of Parent;

(xviii) fail to maintain in full force and effect insurance policies of Parent, any of its Subsidiaries and their properties, businesses, assets and operations in a commercially reasonable form and amount;

(xix) enter into any new line of business;

(xx) adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring, other than with respect to Subsidiaries in the ordinary course of business; or

(xxi) announce an intention to enter into, authorize or enter into, or permit any of its Subsidiaries to authorize or enter into, any written agreement or otherwise make any commitment to do any of the foregoing.

(b) Nothing contained herein shall give to the Company, directly or indirectly, rights to control or direct Parent’s operations prior to the Merger Effective Time in violation of applicable Law. Prior to the Merger Effective Time, Parent shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations and shall not be required to obtain consent of the Company if it reasonably believes that doing so would violate applicable Law.

Section 5.03 No Solicitation.

(a) Except as otherwise provided for in this Agreement (including as set forth in Sections 5.03(b), (c), (d) and (e)), the Company agrees that it and its Subsidiaries shall, and that it shall direct its and their respective directors, officers or other employees, controlled Affiliates, or any investment banker, attorney, accountant or other agent or representative retained by any of them (collectively and acting in such capacity, “Representatives”) to immediately cease any discussions or negotiations with any Persons (other than Parent or its Affiliates or their respective Representatives) that are ongoing with respect to an Acquisition Proposal and, until the earlier of the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VIII, it and its Subsidiaries shall not and it shall direct its and their respective Representatives not to, directly or indirectly (other than with respect to Parent or its Affiliates or their respective Representatives): (i) solicit, knowingly initiate, knowingly facilitate or knowingly encourage any Acquisition Proposal; (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information with respect to, any Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Acquisition Proposal (other than to request clarification of an Acquisition Proposal that has already been made for purposes of assessing whether such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal or to notify the applicable Person of the existence of the provisions of this Section 5.03); (iv) approve or recommend any Acquisition Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Acquisition Proposal; (vi) take any action in connection with an Acquisition Proposal to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable antitakeover provision in the certificate of incorporation or bylaws of the Company, inapplicable to any person other than Parent and its Affiliates or to any transactions constituting or contemplated by an Acquisition Proposal; or (vii) resolve or agree to do any of the foregoing. The Company shall promptly after the date hereof instruct each person that has executed a confidentiality agreement (other than the Confidentiality Agreement) relating to an Acquisition Proposal or potential Acquisition Proposal with or for the benefit of the Company promptly return or destroy, subject to the terms of such confidentiality agreement, all confidential information furnished to such person in connection with its consideration of an Acquisition Proposal. Neither the Company nor any of its Subsidiaries shall terminate, amend, modify or waive any rights under, or release any Person (other than Parent) from, any “standstill” or other similar agreement between the Company or any of its Subsidiaries, on the one hand, and such Person, on the other (other than to the extent such “standstill” or similar agreement or provision expires, falls away or terminates in accordance with its terms), unless the Special Committee determines in good faith (after consultation with the Special Committee’s outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with the Special Committee’s fiduciary duties under Delaware Law.

(b) Notwithstanding the limitations set forth in Section 5.03(a), if after the date of this Agreement but prior to the receipt of the approvals contemplated by Section 7.01(a), the Company receives an unsolicited Acquisition Proposal that did not result from a material breach of this Section 5.03, which the Special Committee determines in good faith, after consultation with the Special Committee’s outside counsel and financial advisor, constitutes or is reasonably likely to constitute or lead to a Superior Proposal (a “Competing Proposal”), and after consultation with the Special Committee’s outside counsel, that the failure to take an action described in clause “(i)” or “(ii)” below would be reasonably likely to be inconsistent with the Special Committee’s or the Company Board’s fiduciary duties under Delaware Law, then the Company may take the following actions: (i) furnish information to the third party making such Acquisition Proposal (provided, that substantially concurrently the Company makes available such information to Parent to the extent such information was not previously made available to Parent) and (ii) engage in discussions and negotiations with the third party and its representatives with respect to such Acquisition Proposal (and, if applicable, waive or otherwise modify any “standstill” or similar agreement), in the case of clause “(i)”, if, and only if, prior to so furnishing any such information, the Company receives from the third party an executed confidentiality agreement that (x) in the good faith judgment of the Company contains terms that are no less favorable in the aggregate to the Company than the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amendment of an Acquisition Proposal) or (y) was entered into by the Company with such other party or one of its Affiliates in connection with an Acquisition Proposal or potential Acquisition Proposal prior to the execution and delivery of this Agreement.

Notwithstanding the requirements in the immediately preceding sentence, in response to an unsolicited Acquisition Proposal that did not result from a material breach of this Section 5.03(b), the Company may contact and engage in discussions with such third party or its representatives for the purpose of clarifying such Acquisition Proposal and the terms thereof or to notify the applicable Person of the existence of the provisions of this Section 5.03. From and after the execution of this Agreement, the Company shall notify Parent promptly (but in any event within two Business Days) of the receipt of any Acquisition Proposal and (A) if it is in writing, deliver to Parent a copy of such Acquisition Proposal and any related draft agreements and other written material setting forth the material terms and conditions of such Acquisition Proposal (which may be redacted to the extent necessary to protect confidential information of the person making such Acquisition Proposal (including the identity of the person making such Acquisition Proposal)) or (B) if oral, provide to Parent a summary of the material terms and conditions thereof, but not the identity of the person making such Acquisition Proposal. The Company shall keep Parent reasonably informed on an a reasonably current basis of the status and material details of any such Competing Proposal and with respect to any material change to the terms of any such Competing Proposal within forty-eight (48) hours of such material change.

(c) Subject to Section 5.03(e) or as otherwise permitted by this Agreement, neither the Company Board nor any committee thereof, including the Special Committee, shall: (i) withhold, withdraw, amend or modify in a manner adverse to Parent or Acquisition Sub, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation; or (ii) approve, adopt or recommend an Acquisition Proposal; (each of clauses “(i)” and “(ii)”, a “Company Board Recommendation Change”); provided, further, that a “stop, look and listen” communication by the Special Committee to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Special Committee has received and is currently evaluating a written proposal or offer regarding an Acquisition Proposal shall not be prohibited or be deemed to be a Company Board Recommendation Change as long as the Special Committee publicly confirms that it has not changed the Company Board Recommendation in such disclosure.

(d) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the approvals contemplated by Section 7.01(a), the Special Committee (or the Company Board acting on the recommendation of the Special Committee) may: (i) make a Company Board Recommendation Change only in response to (A) the Company receiving an unsolicited, bona fide written Acquisition Proposal not involving a material breach of this Section 5.03 that the Special Committee (or the Company Board acting on the recommendation of the Special Committee) determines in good faith, after consultation with the Special Committee’s financial advisor and outside legal counsel, constitutes a Superior Proposal or (B) an Intervening Event; or (ii) if the Company has complied with this Section 5.03 in all material respects, cause the Company to terminate this Agreement pursuant to Section 8.01(b)(ii) and, substantially concurrently with such termination, cause the Company to enter into a definitive written agreement providing for such Superior Proposal, if and only if, in any case, (x) the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to (1) effect a Company Board Recommendation Change or (2) terminate this Agreement and enter into a definitive written agreement providing for a Superior Proposal, in either case, would be reasonably likely to be inconsistent with the Special Committee’s or the Company Board’s fiduciary duties under Delaware Law and (y) the Company complies with the provisions of Section 5.03(f) and Section 5.03(g) in all material respects.

(e) Nothing in this Agreement shall prohibit the Special Committee (or the Company Board acting on the recommendation of the Special Committee) from: (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d9 promulgated under the Exchange Act; and (ii) making any legally required disclosure to the Company Stockholders with regards to the Transactions or an Acquisition Proposal; provided, that, (A) this Section 5.03(e) shall not in and of itself be deemed to permit the Special Committee to make a Company Board Recommendation Change that would not otherwise be permitted pursuant to Section 5.03(d). Without limiting the generality of the foregoing, any public statement by the Company that describes the Company’s receipt of an Acquisition Proposal, that the Company is evaluating such Acquisition Proposal and the provisions of this

Agreement related thereto, or any other disclosure permitted by this Section 5.03(e) shall not be deemed a Company Board Recommendation Change as long as the Special Committee publicly confirms that it has not changed the Company Board Recommendation in such disclosure.

(f) Subject to Section 5.03(g), (i) no Company Board Recommendation Change may be made in response to a Superior Proposal or Intervening Event pursuant to Section 5.03(d) and (ii) no termination of this Agreement in accordance with Section 5.03(d) may be made: (A) until the fourth (4th) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Special Committee (or the Company Board acting on the recommendation of the Special Committee) intends to, in the case of clause “(i)” hereof, make such Company Board Recommendation Change, or, in the case of clause “(ii)” hereof, terminate this Agreement, in each case in accordance with Section 5.03(d) (each, a “Company Board Recommendation Notice”) which notice shall specify (1) in the case of such an action taken in connection with a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal) and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal (which may be redacted to the extent necessary to protect confidential information of the person making the Superior Proposal)) or (2) if the basis of the proposed action by the Special Committee (or the Company Board acting on the recommendation of the Special Committee) is an Intervening Event, a reasonably detailed description of the Intervening Event; and (B) unless the Company shall, (x) during the four (4) Business Day period specified above (and any additional period related to a revision to the Superior Proposal, as provided below), negotiate, and cause its financial and legal advisors to negotiate, with Parent in good faith (to the extent Parent request to negotiate) with respect to any changes to the terms and conditions of this Agreement that had been committed to by Parent in writing so that such Superior Proposal ceases to constitute a Superior Proposal (or, in the case of a Company Board Recommendation Notice that is related to an Intervening Event, so that the failure to make such Company Board Recommendation Change would no longer be reasonably likely to be inconsistent with the Company Board’s or the Special Committee’s fiduciary duties under Delaware Law) and no agreement is reached and (y) substantially concurrently with the termination of this Agreement pursuant to Section 5.03(d), pay the Termination Fee as set forth in Section 8.03(b).

(g) The parties agree that, in the case of such actions taken pursuant to Section 5.03(f) in connection with a Company Board Recommendation Notice delivered in connection with a Superior Proposal, any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Board Recommendation Notice and an additional two (2) Business Day period (the period inclusive of all such days, the “Notice Period”). The Company agrees that: (i) during the Notice Period the Company shall, and shall cause its financial advisors and legal advisors to, negotiate with Parent in good faith (to the extent Parent requests to negotiate) the terms of this Agreement and (ii) the Company shall take into account all changes and adjustments to the terms of this Agreement committed to by Parent writing in determining whether such Acquisition Proposal continues to constitute a Superior Proposal. During the Notice Period, the Company shall promptly keep Parent informed of all developments affecting the material terms of any such Superior Proposal (and the Company shall provide Parent with copies of any additional material written materials received that relate to such Superior Proposal).

Section 5.04 Financing Cooperation. Prior to the Merger Closing, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries, and their respective officers, employees, Affiliates, advisors and other Representatives to use reasonable best efforts to, provide to Parent all cooperation that is reasonably requested by Parent in connection with the Financing, including, but not limited to, using reasonable best efforts to:

(i) enable the Financing’s syndication efforts to benefit from the Company’s existing banking relationships,

(ii) facilitate direct contact between appropriate members of senior management and advisors of the Company and its Subsidiaries, on the one hand, and proposed lenders, on the other hand,

(iii) assist with and provide customary information for use in, the preparation of a confidential information memoranda and other marketing materials to be used in connection with the syndication of the Financing,

(iv) upon reasonable notice, host, with the Financing Sources and appropriate members of senior management of the Company and its Subsidiaries, a reasonable number of meetings, conference calls, due diligence sessions, drafting sessions, presentations, rating agency presentations and sessions with prospective lenders and ratings agencies at times and locations to be mutually agreed,

(v) promptly furnish Parent with the Required Information and, to the extent in the possession of the Company, any other financial and other pertinent information regarding the Company and its Subsidiaries, or any of their respective properties or assets, as may be reasonably requested by Parent,

(vi) except as permitted pursuant to Section 5.01(a) ensure that there are no issuances or incurrences of debt for borrowed money by the Company or its Subsidiaries announced, offered, placed or arranged (other than the Financing and any other debt permitted by the Financing Commitment) that could reasonably be expected to impair the primary syndications of the applicable Financing,

(vii) assist with the preparation of materials for rating agency presentations, lender and investor presentations, bank information memoranda, business projections and similar documents in connection with the Financing, and assist with identification of any portion of the information that constitutes material non-public information,

(viii) assist Parent in procuring a public corporate credit rating and a public corporate family rating in respect of the Company and the relevant borrower under each applicable Financing and public ratings for any of the tranches of the applicable Financing,

(ix) (A) cooperate with Parent in connection with Parent’s efforts to facilitate the granting of a security interest (and perfection thereof) in collateral and the provision of guarantees (provided, that the effectiveness of any documents or certificates related thereto shall be conditioned upon, or become operative on or after, the occurrence of the Charter Closing), and (B) cooperate with Parent in connection with Parent’s efforts to obtain customary payoff letters with respect to the Credit Agreement or any other debt for borrowed money to be repaid on or about the Charter Closing Date and releases of any guarantees and/or Liens in connection therewith,

(x) obtain (A) a certificate of the chief financial officer (or other officer that will perform substantially similar functions of the Company following the Merger Closing) that will be effective only as of the Charter Closing with respect to solvency matters to the extent required by the Financing, (B) customary authorization letters with respect to the bank information memoranda and (C) consents of accountants for use of their reports in any materials relating to the Financing,

(xi) furnish at least five (5) Business Days prior to the Charter Closing all documentation and other information required by Governmental Authorities under applicable “know your customer’’ and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, in each case to the extent requested at least ten (10) days prior to the Charter Closing,

(xii) assist in the preparation of, and provide and/or execute and deliver, as applicable, one or more credit agreements, guarantees, pledge and security documents, mortgages, legal opinions and certificates and other definitive documents and agreements related to the foregoing (in each case, including any schedules, annexes or exhibits thereto); provided, that the effectiveness of any such documentation shall be conditioned upon, or become operative on or after, the occurrence of the Charter Closing,

(xiii) taking all corporate or other actions reasonably necessary or advisable to authorize the consummation of the Financing (it being understood and agreed that no such corporate or other action will be effective prior to the Charter Closing) and

(xiv) provide assistance reasonably requested to be provided in connection with the Surviving Debt Consents and Specified JV Consents as further described in Section 6.16.

The Company hereby consents to the use of the Company’s and its Subsidiaries’ logos in connection with the Financing; provided, that Parent shall use reasonable best efforts to ensure that such logos are used solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Company or the Company’s reputation or goodwill. The Company hereby expressly authorizes the use of the financial statements and other information provided hereunder for purposes of the Financing, and the Company is not aware of any limitation on the use of such financial statements required by any independent accountant or otherwise. Notwithstanding the foregoing, (I) nothing in this Section 5.04 shall require the cooperation of the Company to the extent it would interfere unreasonably with the business or operations of the Company and its Subsidiaries (including with the ordinary course obligations of the senior executive officers of the Company and its Subsidiaries); provided, that the Company hereby agrees that nothing in clauses (i) to (xiv) of this Section 5.04 would interfere unreasonably with its or its Subsidiaries’ business or operations, (II) no liability or obligation of the Company or any of its Subsidiaries under any certificate, agreement, or other document relating to the Financing (other than any authorization letter referenced above and any agreement or other documentation in respect of any Surviving Debt Consent or Specified JV Consent) shall be payable or effective until the Charter Closing, (III) unless expressly provided for in this Agreement, the Company shall not be required to pay any commitment fee or similar fee in connection with the Financing prior to the Charter Closing and (IV) nothing in this Section 5.04 shall require any action that would conflict with or violate the Company’s or any Subsidiaries’ organizational documents or any Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, in any material respect, any Material Contract to which the Company or any of its Subsidiaries is a party.

Parent (i) shall promptly, upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable outside attorneys’ fees) incurred by the Company, any of its Subsidiaries or their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.04, (ii) acknowledges and agrees that, except for (A) any authorization letters contemplated above and (B) obligations from and after the Charter Closing Date that arise under the definitive agreements governing the Financing or closing certificates relating to the Financing, the Company, its Subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other Representatives shall not have any responsibility for, or incur any liability to, any Person under any arrangement with respect to the Financing that Parent may request in connection with the transactions contemplated by this Agreement and (iii) shall indemnify and hold harmless the Company and its Subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives from and against any and all losses suffered or incurred by them in connection with the performance of their respective obligations under this Section 5.04 (including any action taken in accordance with this Section 5.04) and any information utilized in connection therewith (other than any such losses to the extent arising from (x) such indemnified party’s gross negligence, bad faith or willful misconduct or (y) any historical information provided by or on behalf of the Company or any of its Subsidiaries).

ARTICLE VI

ADDITIONAL COVENANTS

Section 6.01 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Acquisition Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, to consummate and make effective the Transactions, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, licenses, orders, registrations, permits, consents, approvals, orders and authorizations from third parties and/or Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Transactions. In addition to the foregoing, neither Parent, Acquisition Sub on the one hand, nor the Company on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Transactions or the ability of such party to fully perform its obligations under the Transaction Agreements. Notwithstanding anything to the contrary herein, (i) the Company shall not be required prior to the Charter Effective Time to pay any consent or other similar fee, or other similar payment or other consideration (including increased rent or other similar payments), provide any additional security (including a guaranty), or make any other concession or amendment, in each case under any Contracts, registrations, orders, permits or licenses, to obtain the consent, waiver or approval of any Person under any such Contracts, registrations, orders, permits or licenses and (ii) the Company and its Representatives shall not be prohibited under this Section 6.01(a) from taking any action permitted by Section 5.03.

(b) Each of Parent and Acquisition Sub on the one hand, and the Company on the other hand, shall promptly inform the other of any substantive or material communication from any Governmental Authority regarding any of the Transactions in connection with any filings or investigations with, by or before any Governmental Authority relating to the Transaction Agreements or the Transactions, including any proceedings initiated by a private party. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Transactions, (ii) give each other an opportunity to participate in each of such meetings, (iii) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Transactions, (iv) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Transactions and (v) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in clause Section 7.01(c). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information or other competitively sensitive information.

(c) Each of Parent, Acquisition Sub and the Company shall cooperate with one another in good faith to: (i) promptly determine whether any filings with Governmental Authorities are required to be or should be made, and whether any other consents, approvals, permits or authorizations are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the Transactions and (ii) promptly make any filings, furnish information required in connection therewith and use reasonable best efforts to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the Transactions.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.01, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, neither the Company nor any of its Affiliates shall, without Parent’s prior written consent, and neither Parent nor any of its Affiliates shall be required to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to any businesses or assets of the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, or any businesses or assets of Parent or its Affiliates. Notwithstanding anything in this Section 6.01 to the contrary, in no event shall the Company or any of its Subsidiaries be required to propose, commit to or effect any action that is not conditioned on the consummation of the Merger.

Section 6.02 Proxy Statement, Schedule 13E3, Form F-4 and Form S-4.

(a) As promptly as practicable following the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC the Form F-4 and the Form S-4, which will include the Proxy Statement and Schedule 13E3 as a prospectus. Parent shall use its reasonable best efforts to (i) have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form F-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (z) keep the Form F-4 effective for so long as necessary to complete the Parent Common Units Exchange. The Company shall use its reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (z) keep the Form S-4 effective for so long as necessary to complete the Transactions. Each of Parent and the Company shall furnish all information concerning such party to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, Form S-4, Schedule 13E3 and the Proxy Statement. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, Schedule 13E3, Form S-4 and Form F-4 and shall provide each other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating thereto. Each of Parent and the Company will use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form F-4, Form S-4, Schedule 13E3 or the Proxy Statement. Prior to filing the Form F-4, Form S-4 or Schedule 13E3 (or any amendments or supplements thereto) or mailing the Proxy Statement (or any amendments or supplements thereto), or responding to any comments from the SEC, the Company shall provide Parent, and Parent shall provide to the Company, as applicable, a reasonable opportunity to review and propose comments on the Proxy Statement, Schedule 13E3, the Form S-4 and the Form F-4, as applicable (and any amendments or supplements thereto) or any responses to the SEC and shall in good faith consider such comments reasonably proposed by the Company or Parent, as applicable, for inclusion therein. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Units issuable in connection with the Parent Common Units Exchange for offering or sale in any jurisdiction, and Parent will use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent will also take any other action required to be taken under Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Units in the Parent Common Units Exchange, and the Company shall furnish all reasonably necessary information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such actions. The Company shall advise Parent, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Class A Stock issuable in connection with the Transactions for offering or sale in any jurisdiction, and the Company will use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. The Company will also take any other action required to be taken under Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Class A Stock, Class B Stock or Class C Stock in the Transactions.

(b) If, at any time prior to the receipt of the approvals contemplated by Section 7.01(a), any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form F-4, Form S-4, Schedule 13E3 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, the party which discovers such information shall promptly notify the other parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement, Schedule 13E3, the Form S-4 or the Form F-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the shareholders of the Company. Nothing in this Section 6.02(b) shall limit the obligations set forth in Section 6.02(a). For purposes of Article III and Article IV, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c) The Company shall, as soon as practicable following the effectiveness of the Form F-4 and the Form S-4, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting for the purpose of obtaining the approvals contemplated by Section 7.01(a) (subject to the proviso set forth in the penultimate sentence of this Section 6.02(c) and the last sentence of this Section 6.02(c)). Subject to Section 5.03, and otherwise unless the Board shall have made a Company Board Recommendation Change, the Company shall include the Company Board Recommendation in the Proxy Statement and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done, all things necessary, proper or advisable on its part to obtain from the Company Stockholders the approvals contemplated by Section 7.01(a) at the Company Stockholder Meeting or any adjournment, postponement or recess thereof. Unless this Agreement has been terminated pursuant to Article VIII, the Company’s obligation to call, give notice of, convene and hold the Company Stockholder Meeting in accordance with the foregoing sentence of this Section 6.02(c) shall apply notwithstanding the commencement, disclosure, announcement or submission of any Acquisition Proposal to the Company, the Company Board, the Special Committee, its Representatives or the Company Stockholders, or of any Company Board Recommendation Change, and the Company shall not submit to the vote of the Company Stockholders any Acquisition Proposal other than the Transactions. The Company shall not, without the prior written consent of Parent, adjourn, postpone or recess the Company Stockholder Meeting; provided, that the Company may, without the prior written consent of Parent, adjourn, postpone or recess the Company Stockholder Meeting, after consultation with Parent, (i) if the failure to adjourn, postpone or recess the Company Stockholder Meeting would reasonably be expected to be a violation of applicable Law or to allow for the distribution of any required or advisable supplement or amendment to the Proxy Statement, or (ii) if as of the time at which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement) the Company has not received proxies representing a sufficient number of Company Shares to obtain the approvals contemplated by Section 7.01(a). Notwithstanding the foregoing, subject to applicable Law, the Company shall adjourn, postpone or recess the Company Stockholder Meeting up to two (2) times for up to thirty (30) days each upon the request of Parent in order to allow reasonable additional time to enable the Company to solicit additional votes from Company Stockholders, if necessary to obtain the approvals contemplated by Section 7.01(a).

Section 6.03 Public Statements and Disclosure. The initial press release regarding the Transactions shall be a joint press release and thereafter none of the parties to this Agreement or any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to the Transaction Agreements and the Transactions without the prior consultation of the other party and giving the other party the opportunity to review and comment on such press release or other announcement, except for any such release or other announcement (i) required by applicable Law or the rules or regulations of any applicable United States securities exchange, the Toronto Stock Exchange or regulatory or Governmental Authority to which the relevant party is subject or (ii) containing only information previously publicly disclosed in accordance with this Section 6.03 or otherwise consistent in all material respects with previous statements made jointly by Parent and the Company; provided, however, that the restrictions set forth in this Section 6.03 shall not apply to any release or announcement made or proposed to be made following a Company Board Recommendation Change.

Section 6.04 Anti-Takeover Laws. If any state antitakeover or other similar Law is or becomes applicable to the Transaction Agreements or any of the Transactions, the Company, Parent and Acquisition Sub shall use their respective reasonable best efforts to ensure that the Transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on the Transaction Agreements and the Transactions.

Section 6.05 Access; Confidentiality.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Merger Effective Time, the Company shall afford Parent, and Parent shall afford the Company, and each of their respective financial advisors, business consultants, legal counsel, accountants and other agents and representatives reasonable access during normal business hours, upon reasonable notice, to its properties, books and records and personnel; provided, however, that the disclosing party may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires such party to restrict or otherwise prohibit access to such documents or information or (ii) access to such documents or information would give rise to a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, and provided further, that no information or knowledge obtained by the receiving party in any investigation conducted pursuant to the access contemplated by this Section 6.05 shall affect or be deemed to modify any representation or warranty of the disclosing party set forth in this Agreement or otherwise impair the rights and remedies available to receiving party hereunder. If the Company or Parent does not provide access or information in reliance on the preceding sentence, it shall use its commercially reasonable efforts to communicate the applicable information to the other party in a way that would not violate the applicable Law or obligation or to waive such a privilege including by providing such information in redacted form as necessary to preserve such a privilege or comply with such Law or otherwise make appropriate substitute disclosure arrangements, to the extent possible. Any investigation conducted pursuant to the access contemplated by this Section 6.05 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or Parent and its Subsidiaries. Nothing in this Section 6.05 or elsewhere in this Agreement shall be construed to require the Company, any of its Subsidiaries, Parent, any of its Subsidiaries, or any of their respective Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information or to allow sampling of any environmental media or building component.

(b) The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent, the Company or any of their respective financial advisors, business consultants, legal counsel, accountants and other agents and representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.05. Except for disclosures expressly permitted by the terms of the Confidentiality Agreement, each of the Company and Parent shall hold, and shall cause their respective Representatives to hold, all information received from the other party or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

Section 6.06 Section 16(b) Exemption. The Company shall take all actions reasonably necessary to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) in connection with the Transactions by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.07 Directors’ and Officers’ Indemnification and Insurance.

(a) All rights to indemnification by the Company or any of its Subsidiaries existing in favor of those Persons who are present or former directors and officers of the Company or any of its Subsidiaries (the “Indemnified Parties”) for their acts and omissions occurring prior to the Merger Effective Time, as provided in the certificate of incorporation and bylaws of the Company or any of its Subsidiaries (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Parties (as in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and Parent and the Surviving Corporation shall cause them to be observed by the Surviving Corporation and its Subsidiaries to the fullest extent permitted under Delaware law.

(b) As of the Merger Effective Time, Parent or the Surviving Corporation (with the election being at Parent’s option) shall have purchased a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Company which tail policy shall be effective for a period from the Merger Effective Time through and including the date six (6) years after the Merger Closing Date (a “Tail Policy”) with respect to claims arising from facts or events that occurred on or before the Merger Effective Time, and which Tail Policy shall contain coverage and amounts at least as favorable to the Indemnified Parties as the coverage currently provided by Company’s current directors’ and officers’ liability insurance policies (in the aggregate); provided, however, that in no event shall Parent or the Surviving Corporation be required to expend, for the entire Tail Policy, in excess of three times the annual premium currently paid by the Company for such insurance; and, provided, further that, if the premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.07.

(d) The rights of the Indemnified Parties under this Section 6.07 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

Section 6.08 Employee Matters.

(a) During the one (1) year period following the Merger Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to provide each employee of the Company and any Subsidiary who continues to be employed by the Surviving Corporation or any Subsidiary thereof following the Merger Effective Time (the “Continuing Employees”) with (x) the base wages or salary and target bonus opportunities provided to each such Continuing Employee immediately prior to the Merger Effective Time and (y) benefits (but not including severance, change in control or equity compensation), that are substantially comparable in the aggregate to those provided to (i) Continuing Employees immediately prior to the Merger Effective Time or (ii) similarly situated employees of Parent or its Affiliates.

(b) For purposes of vesting, eligibility to participate and determination of the level of benefits under the employee benefit plans of the Surviving Corporation and its Subsidiaries providing benefits to any Continuing Employees after the Merger Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries before the Merger Effective Time to the same extent as such Continuing Employee was entitled, before the Merger Effective Time, to credit for such service under any analogous Company Benefit Plan in which such Continuing Employee participated immediately prior to the Merger Effective Time (the “Old Plans”), provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, Parent shall cause all preexisting condition exclusions, actively at-work requirements and waiting period limitations under any New Plan to be waived for such employee and his or her covered dependents to the extent such conditions would have been waived under the Old Plans, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year prior to the Merger Effective Time to be taken into account under the corresponding New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) The Surviving Corporation shall, or shall cause one of its Subsidiaries, to pay to each Continuing Employee who is terminated by the Surviving Corporation or its Affiliates without cause during the one (1) year period following the Merger Effective Time severance compensation and benefits that are no less favorable than as set forth on Section 6.08(c) of the Company Disclosure Letter; provided, however, that if any such Continuing Employee is entitled to severance benefits under an individual severance, employment or similar agreement, that are greater than the severance benefits provided in Section 6.08(c) of the Company Disclosure Letter, the terms of such agreement and not this Section 6.08(c) shall govern.

(d) Effective as of the Merger Effective Date, the Surviving Corporation shall, or shall cause a Subsidiary to, assume and honor all Company Benefit Plans. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from amending or terminating any such Company Benefit Plans or compensation or severance arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.

(e) The provisions of this Section 6.08 are solely for the benefit of the parties to this Agreement, and no Continuing Employee, or any other employee of the Company, Parent, the Surviving Corporation or any respective Subsidiary thereof (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.08 shall create such rights in any such persons. Nothing herein shall (i) create any right in any employee, including any Continuing Employee to continued employment by the Company, Parent, the Surviving Corporation, or any respective Subsidiary thereof or (ii) require the Company, Parent, the Surviving Corporation, or any respective Subsidiary thereof to continue any Company Benefit Plan or prevent the amendment, modification or termination of any Company Benefit Plan after the Merger Effective Time. Nothing in this Section 6.08 or elsewhere in this Agreement shall be construed as an amendment to any benefit plan of the Company, the Surviving Corporation or any respective Affiliate.

Section 6.09 Notification of Certain Matters. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Merger Effective Time, the Company shall give prompt notice to Parent and Acquisition Sub, and Parent shall give prompt notice to the Company, in each case upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company, Parent or Acquisition Sub, as appropriate, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company, Parent or Acquisition Sub set forth in this Agreement or the conditions to the obligations of the Company, Parent, and Acquisition Sub to consummate the Transactions or the remedies available to the parties hereunder; and provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent, the Company or Acquisition Sub pursuant to this Section 6.09.

Section 6.10 Certain Litigation. The Company shall promptly advise Parent of any litigation commenced after the date hereof against the Company or any of its directors (in their capacity as such) by any Company Stockholders (on their own behalf or on behalf of the Company) relating to the Transaction Agreements or the Transactions, and shall keep Parent reasonably informed regarding any such litigation. The Company shall (i) control the defense of any such stockholder litigation and (ii) give Parent the opportunity to participate at Parent’s expense in the defense or settlement of any such stockholder litigation. No settlement of any such stockholder litigation shall be agreed to without Parent’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.11 Stock Exchange De-listing. Prior to the Merger Effective Time, each of the Company and Parent shall use commercially reasonable efforts to take such actions reasonably required to cause the Company Shares to be de-listed from the NYSE and, if applicable, Parent shall use commercially reasonable efforts to take such actions reasonably required to cause the Company Shares to be de-registered under the Exchange Act as soon as practicable following the Merger Effective Time.

Section 6.12 Stock Exchange Listing. Prior to the Merger Effective Time, Parent shall use its reasonable best efforts and shall take such actions reasonably required to cause the Parent Common Units to be issued in the Parent Common Units Exchange to be approved for listing on the NASDAQ, subject to official notice of issuance. Prior to the Merger Effective Time, the Company shall use its reasonable best efforts and shall take such actions reasonably required to cause the Class A Stock to be issued in the Transactions to be approved for listing on the NASDAQ or the NYSE, subject to official notice of issuance.

Section 6.13 Tax Matters.

(a) The Company shall use its reasonable best efforts to obtain the opinion referred to in Section 7.02(d).

(b) Parent shall use its reasonable best efforts to obtain the opinion referred to in Section 7.03(f).

(c) The Company and its Subsidiaries will prepare and timely file all material Tax Returns required to be filed by them on or before the Merger Closing Date;

(d) The Company and its Subsidiaries will timely pay all material Taxes required to be paid by them prior to the Merger Closing.

Section 6.14 Requested Transactions. Parent shall have the right, in its sole discretion and without requiring the further consent of the Company or the Company Board, for the purpose of facilitating the consummation of the Transactions, upon reasonable prior written notice to the Company (but at least five (5) Business Days prior to the Charter Closing), to require the Company to use reasonable best efforts to (a) sell or cause to be sold any amount of the capital stock, shares of beneficial interests, partnership interests or limited liability interests owned, directly or indirectly, by the Company in one or more Subsidiaries (collectively, the “Subsidiary Interests”) to any person at a price (provided that the Company shall not be required to sell any such assets for less than reasonably equivalent value) and on terms as designated by Parent, (b) sell or cause to be sold any of the assets of the Company or one or more Subsidiaries to any person at a price (provided that the Company shall not be required to sell any such assets for less than reasonably equivalent value) and on terms as designated by Parent, (c) contribute or transfer any of the Subsidiary Interests or any assets of the Company or one or more Subsidiaries to any Subsidiary, (d) declare and/or pay any dividends or other distributions to holders of Company Shares (including the Pre-Closing Dividend) or cause any Subsidiary to declare and/or pay any dividends or other distributions, (e) recapitalize, including through an exchange of equity interests for a new class of equity interests, one or more Subsidiaries of the Company, (f) amend the charter, bylaws, partnership agreement or similar organizational documents of one or more Subsidiaries of the Company, (g) form one or more new Subsidiaries, (h) redeem shareholders in a REIT Subsidiary and/or cause such REIT Subsidiary to liquidate for U.S. federal income tax purposes; (i) (A) enter into the definitive documents (including guarantee and collateral documents) with respect to the Financing (and take any actions necessary or advisable to facilitate the granting or perfection of security interests in connection therewith), any Surviving Debt Consent and any Specified JV Consent, in each case, on the Charter Closing Date, (B) incur, or cause any of its Subsidiaries to incur, any Indebtedness (including the New Property Financings), and release or terminate any guarantees and securities interests in respect of existing Indebtedness, for the purpose of effecting the Transactions and (C) release Columbiana (and/or any other property as may be determined by Parent) from the Term Loan Agreement in accordance with the terms thereof; (j) convert, reclassify or otherwise change the entity status of any of its trusts, Subsidiaries or other entities or (k) take any other action within the Company’s control reasonably requested by Parent with respect to the foregoing, including entering into definitive documents (clauses (a) through (k), other than the Pre-Closing Dividend, being “Requested Transactions”); provided, however, that (i) the consummation of all Requested Transactions and the Pre-Closing Dividend shall be conditioned upon the occurrence of the Charter Closing and receipt by the Company of a written notice from Parent to the effect that all conditions set forth in Article VII have been satisfied or waived and that Parent and Acquisition Sub are prepared to proceed immediately with the closing of the Transactions (and any other evidence requested by the Company that the closing of the Transactions will occur), and no Requested Transaction nor the pre-Closing Dividend shall require the Company or any Subsidiary of the Company to incur any liability (including any fees and expenses) that is not conditioned upon the consummation of the Charter Closing or otherwise promptly reimbursed or indemnified hereunder, (ii) no Requested Transaction nor the Pre-Closing Dividend shall require the Company or any Subsidiary of the Company to give any legal opinions (other than as may be required pursuant to Section 5.04(xii)) or fairness or solvency opinions, (iii) none of the Requested Transactions shall delay or prevent the completion of the Merger or the other Transactions or constitute a condition to the consummation of the Merger or the other Transactions, (iv) neither the Company nor any Subsidiary of the Company shall be required to take any action in contravention of any Laws or the certificate of incorporation or bylaws or similar organizational documents of the Company or such Subsidiary, (v) the Requested Transactions (or the inability to complete any or all Requested Transactions) shall not affect or modify in any respect the obligations of Parent and Acquisition Sub under this Agreement, including consummation of the Merger and the other Transactions and payment of the Merger Consideration and (vi) neither the Company nor any Subsidiary of the Company shall be required to take any action that would adversely affect the classification of the Company as a REIT or would subject the Company to any “prohibited transactions” taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or deemed breached or violated by, and no condition set forth in Article VII shall be deemed to have failed to be satisfied as a result of, any of the Requested Transactions required by Parent pursuant to this Section 6.14. From time to time, promptly upon request of the Company, and promptly following any termination of the Merger Agreement in accordance with Article VIII, without the Merger Closing having occurred, Parent shall reimburse the Company for all costs, fees and expenses actually incurred by the Company in connection with any actions taken by the Company or its Subsidiaries in accordance with this Section 6.14 (including costs, fees and expenses of its Subsidiaries). Parent hereby agrees to indemnify and hold harmless the Company Board, the Company, its Subsidiaries and their Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions. Notwithstanding the foregoing, upon Parent’s request, the Company and its Subsidiaries shall use reasonable best efforts to form or incorporate any entities required to effect the Requested Transactions prior to the satisfaction or waiver of the conditions set forth in Article VII.

Section 6.15 Buy-Sell and Similar Transactions. To the extent any “buy-sell,” right of first refusal, right of first offer, forced sale, put/call or similar rights shall be triggered under any Contract of the Company or any of its Subsidiaries prior to the Merger Effective Time, the Company shall provide Parent with prompt notice thereof and shall act in reasonable consultation with Parent with respect thereto.

Section 6.16 Parent Unitholder Consent. Parent shall, as soon as practicable after the date hereof, use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done, all things necessary, proper or advisable to obtain a determination from the Toronto Stock Exchange that either (i) the Parent Unitholder Consent may be obtained by an action by written consent, in which case Parent shall deliver, and shall use best efforts to cause BAM to deliver, such written consent to the Company and the Toronto Stock Exchange promptly, and in any event within five (5) Business Days, following such determination or (ii) the Parent Unitholder Consent is not required. If Parent is unable to obtain such determination from the Toronto Stock Exchange within twenty (20) Business Days following the date hereof, Parent shall, as soon as reasonably practicable, take, or cause to be taken, all actions, and do or cause to be done, all things necessary, proper or advisable to establish a record date for, duly call, give notice of, convene and hold a meeting of the holders of Parent Common Units for the purpose of obtaining the Parent Unitholder Consent (the “Parent Unitholder Meeting”). Parent shall cause to be voted, and shall use best efforts to cause BAM to vote, at the Parent Unitholder Meeting, the number of Parent Common Units held by BAM or its Affiliates in favor of the issuance of the Parent Common Units in the Parent Common Units Exchange. Parent shall include the recommendation by the general partner of Parent to the holders of Parent Common Units to vote in favor of the consummation of the Parent Common Units Exchange in all notices and materials distributed to such holders in connection with such

Parent Unitholder Meeting. Parent shall not, without the prior written consent of the Company, adjourn or postpone such Parent Unitholder Meeting; provided, that Parent may, without the prior written consent of the Company, adjourn or postpone such Parent Unitholder Meeting, after consultation with the Company, (i) if the failure to adjourn or postpone such Parent Unitholder Meeting would reasonably be expected to be a violation of applicable Law or to allow for the distribution of any required or advisable supplement or amendment to the notices and materials distributed to such holders, or (ii) if as of the time at which such Parent Unitholder Meeting is originally scheduled Parent has not received proxies representing a sufficient number of Parent Common Units to obtain the Parent Unitholder Consent. Notwithstanding the foregoing, Parent shall postpone or adjourn the Parent Unitholder Meeting up to two (2) times for up to thirty (30) days each upon the request of the Company in order to allow reasonable additional time to enable Parent to solicit additional proxies from holders of Parent Common Units, if necessary to obtain the Parent Unitholder Consent.

Section 6.17 Payoff of Existing Indebtedness. On the Charter Closing Date, the Company shall, to the extent of cash on hand or proceeds from the Financing or the Requested Transactions (or other funds provided by Parent) available therefor, repay, or cause to be repaid, the obligations outstanding under the Credit Agreement by wire transfer of immediately available funds in accordance with wire transfer instructions set forth in payoff letters provided to Parent by the Company at least five (5) Business Days prior to the Charter Closing Date, and release or terminate (or cause to be released or terminated), or authorize Parent to cause to be released or terminated, all guarantees and security interests related thereto.

Section 6.18 Surviving Corporation Board of Directors. The Company shall take all actions as is necessary to cause, effective as of the Merger Effective Time, the Company Board to consist of the directors selected by Parent and identified in writing to the Company. The new members appointed to the Company Board shall be approved by the Company Board prior to the Merger Effective Time.

Section 6.19 Financing.

(a) Prior to the Charter Closing, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitment (or any other Financing in lieu thereof) (subject to any amendments, modifications, waivers or replacements not prohibited by this Section 6.19(a)), including using reasonable best efforts to (i) maintain in effect the Financing Commitment, (ii) satisfy on a timely basis (or obtain a waiver of) all conditions to funding the Committed Financing, (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Financing Commitment (subject to any amendments, modifications, waivers or replacements not prohibited by this Section 6.19(a)) on or prior to the Charter Closing Date, (iv) enforce its rights under the Financing Commitment and (v) in the event that all conditions in the Financing Commitment (or any other Financing in lieu thereof) have been satisfied, cause the lenders and other Persons providing the Committed Financing (or any other Financing in lieu thereof) to fund on the Charter Closing Date the Committed Financing (or any other Financing in lieu thereof) required to consummate the Transactions. To the extent requested by the Company from time to time, Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to obtain the Financing (or Alternative Financing) and provide to the Company copies of all material documents related to the Financing (or Alternative Financing). In the event any portion of the Committed Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Financing Commitment (and subject to any amendments, modifications or replacements not prohibited by this Section 6.19(a)) prior to the Charter Closing Date for any reason (A) Parent shall promptly notify the Company in writing and (B) Parent shall use reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing (the “Alternative Financing”) in an amount sufficient to consummate the Transactions (after giving effect to any committed financing); provided, that such Alternative Financing would not reasonably be expected to prevent, impede or delay the consummation of the Transactions; provided, further that Parent shall have no obligation to accept (i) any fees, interest or other economic terms (taken as a whole) that are less favorable in any respect to Parent than the fees, interest or other economic terms set forth in the Financing Commitment Papers (taken as a whole) and (ii) any other terms and conditions that are less favorable in any material respect to Parent than the terms and conditions set forth in the Financing Commitment Papers. Parent shall arrange for sufficient proceeds from any Alternative Financing, if necessary, to be available for the benefit of the Company in order for the Company to fund the Exchange Fund as required pursuant to Section 2.09(b). Without limiting the generality of the foregoing, Parent shall promptly notify the Company in writing (A) if Parent has obtained Knowledge of any actual material breach, default, repudiation, cancellation or termination by any Financing Source of the Financing Commitment that would reasonably be expected to adversely affect or delay in any material respect the availability of the Committed Financing on the Charter Closing Date or (B) of the receipt by Parent of any written notice from any Financing Source with respect to any such actual material breach, default, repudiation, cancellation or termination by any party to the Financing Commitment that would reasonably be expected to adversely affect or delay in any material respect the availability of the Committed Financing on the Charter Closing Date. Within a reasonably practicable period, Parent shall provide any information reasonably requested in writing by the Company relating to any circumstance referred to in clause (A) or (B) of the immediately preceding sentence. Parent shall not (without the prior written consent of the Company) consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the Financing Commitment Papers (it being understood that any Alternative Financing shall not be deemed a replacement for purposes of this sentence) if such amendment, replacement, supplement, modification or waiver (1) decreases the aggregate amount of the Committed Financing to an amount that would be less than an amount that would be required to consummate the Transactions and repay or refinance the debt contemplated to be repaid or refinanced by the Financing Commitment, (2) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Committed Financing that would reasonably be expected to adversely affect or delay in any material respect the availability of the Committed Financing on the Charter Closing Date (unless it shall have obtained financing commitments in lieu thereof), (3) would reasonably be expected to prevent, impede or delay the Merger Closing in any material respect or (4) adversely impacts in any material respect the ability of Parent or to enforce its rights against the other parties to the Financing Commitment. Parent shall furnish to the Company a copy of any amendment, modification, supplement, waiver or consent of or relating to the Committed Financing reasonably promptly upon execution thereof (provided, any such amendment or modification of, or waiver or consent with respect to, the Fee Letter may be redacted to the same extent permitted under Section 4.30 with respect to the Fee Letter delivered on the date hereof) and, to the extent such amendment, modification, waiver or consent has been made in compliance with this Section 6.19, the term “Financing Commitment” or “Fee Letter” shall mean the Financing Commitment or the Fee Letter, as applicable, as so amended, replaced, supplemented or modified, including any Alternative Financing. Parent shall use reasonable best efforts to maintain the effectiveness of the Financing Commitment Papers until the Charter Closing Date; provided, however, for the avoidance of doubt, Parent may amend, replace, supplement and/or modify the Financing Commitment Papers to add lenders, lead arrangers, bookrunners, syndication agents, documentation agents or similar entities as parties thereto who had not executed the Financing Commitment Papers as of the date hereof; provided, further, that notwithstanding the foregoing, the existence or exercise of “flex” provisions set forth in the Fee Letter or in connection with any Alternative Financing shall be permitted. Notwithstanding the foregoing, compliance by Parent with this Section 6.19 shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available and Parent acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Parent’s ability to obtain the Financing (or any Alternative Financing) or any specific term with respect to such financing.

(b) In respect of any Indebtedness set forth on Section 6.19(b) of the Company Disclosure Letter (the “Surviving Debt”) and subject to the Company’s obligation to provide assistance with the Surviving Debt Consents in accordance with Section 5.04(xiv), (A) Parent shall, within forty-five (45) days after the date hereof, use reasonable best efforts to send to each applicable agent, lender, servicer or similar Person (each, a “Surviving Debt Party”) in respect of such Surviving Debt (x) any notice required by the terms of such Surviving Debt in connection with the Transactions and (y) a written request for any consent, waiver, amendment or other modification, as applicable, necessary or advisable, in the good faith determination of Parent, in connection with the Transactions (taking into account the pro forma capital structure and the operational and strategic requirements of the Company and its Subsidiaries after giving effect to the Transactions) (each, a “Surviving Debt Consent”), in each case of clauses (x) and (y), such notice or request, as applicable, to be in form and substance reasonably acceptable to Parent and the Company, (B) Parent shall use reasonable best efforts to promptly respond to any requests of, and supply any information reasonably requested by, any applicable Surviving Debt Party (to the extent that information is reasonably available to Parent), including providing such opinions of counsel as are required by the Surviving Debt Parties, in each case in connection with a Surviving Debt Consent, (C) the Company shall promptly furnish to Parent any requests, information or documentation received by the Company or any of its Subsidiaries with respect to any Surviving Debt Consent, (D) the Company shall make its officers and Representatives, with appropriate seniority, reasonably available at times and locations to be mutually agreed for meetings and conference calls with Parent and any Surviving Debt Party with respect to any Surviving Debt Consent and (E) Parent shall pay any reasonable and documented out-of-pocket fees, costs and expenses in connection with obtaining any Surviving Debt Consent, including, without limitation, the reasonable and documented out-of-pocket fees and expenses of counsel and any customary transaction, consent or assumptions fees. Parent shall promptly upon written request by the Company, reimburse the Company for any reasonable and documented out-of-pocket amounts paid or expenses incurred pursuant to this Section 6.19(b). Each party hereto acknowledges and agrees that, with respect to the Surviving Debt Consents, the borrower in respect of the relevant Surviving Debt is generally required to deliver any notices and information to Surviving Debt Parties, and the Company and Parent agree to coordinate to facilitate (and, with respect to the Company only, cause the Subsidiaries to facilitate) the transfer of notices and information. Notwithstanding anything herein to the contrary, with respect to any Surviving Debt Consent, the Company hereby agrees to use its reasonable best efforts to assist Parent in negotiating the terms of such Surviving Debt Consent with the relevant Surviving Debt Parties.

(c) In respect of any consent under any joint venture or similar agreement set forth on Section 6.19(c) of the Company Disclosure Letter (the “Specified JV Agreements”) and subject to the Company’s obligation to provide assistance with the Specified JV Consents in accordance with Section 5.04(xiv), (A) Parent shall, within forty-five (45) days after the date hereof, use reasonable best efforts to send to each applicable party to a Specified JV Agreement (each, a “Specified JV Party”) (x) any notice and/or “right of first offer” letter required by the terms of such Specified JV Agreement in connection with the Transactions and (y) a written request for any consent, waiver, amendment or other modification, as applicable, necessary or advisable, in the good faith determination of Parent, in connection with the Transactions (taking into account the pro forma capital structure and the operational and strategic requirements of the Company and its Subsidiaries after giving effect to the Transactions) (each, a “Specified JV Consent”), in each case of clauses (x) and (y), such notice or request, as applicable, to be in form and substance reasonably acceptable to Parent, (B) Parent shall use reasonable best efforts to promptly respond to any requests of, and supply any information reasonably requested by, any applicable Specified JV Party (to the extent that information is reasonably available to Parent) in connection with a Specified JV Consent, (C) the Company shall promptly furnish to Parent any requests, information or documentation received by the Company or any of its Subsidiaries with respect to any Specified JV Consent, (D) the Company shall make its officers and Representatives, with appropriate seniority, reasonably available at times and locations to be mutually agreed for meetings and conference calls with Parent and any Specified JV Party with respect to any Specified JV Consent and (E) Parent shall pay any reasonable and documented out-of-pocket fees, costs and expenses in connection with obtaining any Specified JV Consent, including, without limitation, the reasonable and documented out-of-pocket fees and expenses of counsel and any customary transaction, consent or assumptions fees. Parent shall promptly, upon written request by the Company, reimburse the Company for any reasonable and documented out-of-pocket amounts paid or expenses incurred pursuant to this Section 6.19(c). Each party hereto acknowledges and agrees that, with respect to the Specified JV Consents, the applicable party to the relevant Specified JV Agreement is generally required to deliver any notices and information to Specified JV Parties, and the Company and Parent agree to coordinate to facilitate (and, with respect to the Company only, cause the Subsidiaries to facilitate) the transfer of notices and information. Notwithstanding anything herein to the contrary, with respect to any Specified JV Consent, the Company hereby agrees to use its reasonable best efforts to assist Parent in negotiating the terms of such Surviving Debt Consent with the relevant Specified JV Parties.

(d) The Company will promptly notify Parent in writing of any breach, default, repudiation, cancellation or termination of any agreement or instrument relating to any Surviving Debt by any party thereto, in each case, to the Knowledge of the Company, and shall use its reasonable best efforts to promptly seek a waiver thereof or cure any such breach or default within, if applicable, any grace period therefor pursuant to the applicable agreement or instrument.

Section 6.20 Shelf Registration Statement(s). As promptly as practicable following the date of this Agreement, Parent shall prepare and cause to be filed with the SEC the Shelf Registration Statement(s). Parent shall use its reasonable best efforts to (i) have the Shelf Registration Statement(s) declared effective by the SEC under the Securities Act as promptly as practicable after such filing, (ii) ensure that the Shelf Registration Statement(s) comply in all material respects with the applicable provisions of the Securities Act and (iii) keep the Shelf Registration Statement(s) effective for so long as necessary to satisfy any obligations of BAM to deliver Parent Common Units pursuant to the terms of the Rights Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01 Conditions. The respective obligations of Parent, Acquisition Sub, and the Company to consummate the Charter Amendment, the Bylaw Amendment, the Partnership Agreement Amendment and Restatement and the Merger shall be subject to the satisfaction or waiver by each of Parent (on behalf of itself and Acquisition Sub) and the Company in each case, where permissible under applicable Law, prior to the Charter Effective Time, of each of the following conditions:

(a) Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.

(b) Parent Unitholder Consent. The Parent Unitholder Consent shall have been obtained unless Parent has obtained a determination from the Toronto Stock Exchange in writing that the Parent Unitholder Consent is not required.

(c) No Order; Illegality. No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of any Transaction.

(d) Form F-4 and Form S-4. Each of the Form F-4 and Form S-4 shall have been declared effective by the SEC under the Securities Act; no stop order suspending the effectiveness of the Form F-4 and Form S-4 shall have been issued by the SEC and shall be in effect; and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

(e) Listing. (i) The Parent Common Units to be issued in the Parent Common Units Exchange shall have been authorized for listing on the NASDAQ, subject to official notice of issuance and (ii) the Class A Stock to be issued in the Transactions shall have been authorized for listing on the NASDAQ or the NYSE, subject to official notice of issuance; provided, however, that this condition in clause (ii) shall not be applicable and need not be satisfied if all of the shares of Class A Stock that are issued in the Pre-Closing Dividend are exchanged for Parent Common Units in the Parent Common Units Exchange in accordance with Section 2.08(b).

Section 7.02 Additional Conditions to the Obligations of Parent, Acquisition Sub. The obligations of Parent and Acquisition Sub to effect the Charter Amendment, the Bylaw Amendment, the Partnership Agreement Amendment and Restatement and the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Charter Effective Time of the following conditions:

(a) Accuracy of Representations.

(i) Each of the representations and warranties of the Company contained in this Agreement, other than the representations and warranties contained in Section 3.01 (Organization; Good Standing), Section 3.02 (Corporate Power; Enforceability), Section 3.03 (Requisite Stockholder Approval), Section 3.06 (Company Capitalization), Section 3.07 (Subsidiaries), Section 3.25 (Brokers), Section 3.26 (Opinion of Financial Advisor) and Section 3.27 (State Anti-Takeover Statutes; No Rights Plan) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Charter Effective Time as if made as of the Charter Effective Time (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies, in the aggregate, do not constitute, and would not reasonably be expected to have, a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties all materiality qualifications and other similar qualifications (including any Company Material Adverse Effect qualification) limiting the scope of such representations and warranties shall be disregarded.

(ii) Each of the representations and warranties contained in Section 3.01 (Organization; Good Standing), Section 3.02 (Corporate Power; Enforceability), Section 3.03 (Requisite Stockholder Approval), Section 3.07 (Subsidiaries), Section 3.25 (Brokers), Section 3.26 (Opinion of Financial Advisor) and Section 3.27 (State Anti-Takeover Statutes; No Rights Plan) shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Charter Effective Time as if made as of the Charter Effective Time (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); provided, however, that, for purposes of determining the accuracy of such representations and warranties all materiality qualifications and other similar qualifications (including any Company Material Adverse Effect qualification) limiting the scope of such representations and warranties shall be disregarded.

(iii) Each of the representations and warranties contained in Section 3.06 (Company Capitalization) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Charter Effective Time as if made as of the Charter Effective Time (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties that, in the aggregate, do not cause the aggregate Merger Consideration and the aggregate Pre-Closing Dividend amount to be paid by Parent hereunder in order to effectuate the Merger and the Pre-Closing Dividend to increase by $10 million or more, will be disregarded.

(b) Performance of Covenants. The Company shall have complied with and performed in all material respects all covenants and agreements required to performed or complied with by it under this Agreement at or prior to the Charter Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect that remains in effect.

(d) REIT Opinion. Parent shall have received a written opinion of Arnold & Porter Kaye Scholer LLP, or other tax counsel reasonably satisfactory to Parent, dated as of the Charter Closing Date and in form and substance as set forth in Section 7.02(d) of the Company Disclosure Letter, to the effect that, (i) the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable years ended December 31, 2010 through December 31, 2017 and (ii) the Company’s actual method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code for the hypothetical short taxable year beginning January 1, 2018 and ending on the day prior to the Charter Closing Date (“Short Taxable Year”) (which opinion assumes that (a) the Company, and each of the Company’s REIT Subsidiaries satisfied the distribution requirement described in Code Section 857(a)(1) for such Short Taxable Year, (b) the Company and each of the Company’s REIT Subsidiaries had a Short Taxable Year, and (c) none of the transactions contemplated by, or taken pursuant to, the Merger Agreement shall affect the testing for the asset requirements of Code Section 856(c)(4) of the Company or the Company’s REIT Subsidiaries for such Short Taxable Year). Such opinion shall be subject to customary exceptions, assumptions and qualifications and based on customary representations in an officer’s certificate in form and substance as set forth in Section 7.02(d) of the Company Disclosure Letter.

(e) Certificate. Parent shall have received a certificate executed by the Company’s Chief Executive Officer confirming that the conditions set forth in clauses “(a),” “(b),” and “(c)” of this Section 7.02 have been duly satisfied.

Section 7.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to effect the Charter Amendment, the Bylaw Amendment, the Partnership Agreement Amendment and Restatement and the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Charter Effective Time of the following conditions:

(a) Accuracy of Representations.

(i) Each of the representations and warranties of Parent and Acquisition Sub contained in this Agreement, other than the representations and warranties contained in Section 4.01 (Organization; Good Standing), Section 4.02 (Corporate Power; Enforceability), Section 4.06 (Parent Capitalization), Section 4.07 (Subsidiaries) and Section 4.27 (Brokers) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Charter Effective Time as if made as of the Charter Effective Time (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies, in the aggregate, do not constitute, and would not reasonably be expected to have, a Parent Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties all materiality qualifications and other similar qualifications (including any Parent Material Adverse Effect qualification) limiting the scope of such representations and warranties shall be disregarded.

(ii) Each of the representations and warranties contained in Section 4.01 (Organization; Good Standing), Section 4.02 (Corporate Power; Enforceability), Section 4.07 (Subsidiaries), and Section 4.27 (Brokers) shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Charter Effective Time as if made as of the Charter Effective Time (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); provided, however, that, for purposes of determining the accuracy of such representations and warranties all materiality qualifications and other similar qualifications (including any Parent Material Adverse Effect qualification) limiting the scope of such representations and warranties shall be disregarded.

(iii) Each of the representations and warranties contained in Section 4.06 (Parent Capitalization) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Charter Effective Time as if made as of the Charter Effective Time (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties will be disregarded if they are de minimis in nature and amount.

(b) Performance of Covenants. Parent and Acquisition Sub shall have complied with and performed in all material respects all covenants and agreements required to performed or complied with by them under this Agreement at or prior to the Charter Closing.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect that remains in effect.

(d) Certificate. The Company shall have received a certificate executed by an authorized officer of Parent confirming that the conditions set forth in clauses “(a)”, “(b)” and “(c)” of this Section 7.03 have been duly satisfied.

(e) Registration Statements. One or more Registration Statements on Form F-3, or such other form as may be appropriate and available under Rule 415 (the “Shelf Registration Statement(s)”), registering (i) the issuance of Parent Common Units issuable in the event that an Affiliate of Parent elects, in its sole discretion, to deliver Parent Common Units in satisfaction of the exchange rights of the holders of Class A Stock contained in the Company Charter and (ii) the resale of Parent Common Units transferred by BAM in accordance with the terms of the Rights Agreement shall have been declared effective by the SEC under the Securities Act; no stop order suspending the effectiveness of the Shelf Registration Statement(s) shall have been issued by the SEC and shall be in effect; and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn; provided, however, that this condition shall not be applicable and need not be satisfied if all of the shares of Class A Stock that are issued in the Pre-Closing Dividend are exchanged for Parent Common Units in the Parent Common Units Exchange in accordance with Section 2.08(b).

(f) PTP Opinion. The Company shall have received a written opinion of Torys LLP, or other tax counsel reasonably satisfactory to the Company, dated as of the Charter Closing Date and in form and substance as set forth in Section 7.03(f) of the Parent Disclosure Letter, to the effect that, Parent is properly classified as a partnership for U.S. federal income Tax purposes and is not classified as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code (and that its proposed method of operation will, after taking into account the transactions contemplated by this Agreement, allow Parent to continue to qualify as a partnership for U.S. federal income Tax purposes and not as an association or publicly traded partnership taxable as a corporation under Section 7704 of the Code). Such opinion shall be subject to customary exceptions, assumptions and qualifications and based on customary representations in an officer’s certificate in form and substance as set forth in Section 7.03(f) of the Parent Disclosure Letter.

(g) Solvency Opinion. The Company shall have received an opinion from a nationally recognized valuation firm mutually agreed to by Parent and the Company acting reasonably to the effect that the Surviving Corporation will, subject to certain qualifications, be Solvent as of the Merger Effective Time after giving effect to the Transactions.

(h) Rights Agreement. The Rights Agreement shall have been executed by BAM and the Rights Agent and shall be in full force and effect.

Section 7.04 Frustration of Conditions. None of the Company, Parent nor Acquisition Sub may rely, either as a basis for not consummating the Merger or the other Transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination Prior to the Merger Effective Time. This Agreement may be terminated at any time prior to the Merger Effective Time, whether before or after receipt of the Requisite Stockholder Approval (except as otherwise expressly noted):

(a) by written notice of either Parent or the Company:

(i) prior to the Charter Effective Time, by mutual written agreement of Parent and the Company;

(ii) prior to the Charter Effective Time, if the Charter Amendment, the Bylaw Amendment, the Partnership Agreement Amendment and Restatement and the Merger shall not have been consummated on or before September 26, 2018 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(a)(ii) shall not be available to any party hereto whose breach of this Agreement has been the principal cause of or resulted in the failure of the Charter Amendment, the Bylaw Amendment, the Partnership Agreement Amendment and Restatement and the Merger to have been consummated on or before the Termination Date;

(iii) prior to the Charter Effective Time, if the Company Stockholder Meeting (including any adjournments or postponements thereof, subject to Section 6.02(b)) shall have been held and been concluded and the approvals contemplated by Section 7.01(a) shall not have been obtained at any such meeting, adjournment or postponement at which a vote on the adoption of this Agreement was taken;

(iv) prior to the Charter Effective Time, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of any Transaction, shall become final and non-appealable;

(b) by written notice of the Company:

(i) if (A) the Company is not then in material breach of any Transaction Agreement and (B) Parent and/or Acquisition Sub shall have breached or otherwise violated any of their respective material covenants, agreements or other obligations under any Transaction Agreement, or any of the representations and warranties of Parent and Acquisition Sub set forth in any Transaction Agreement shall have become inaccurate, which breach, violation or inaccuracy (1) would result in a failure of a condition set forth in Section 7.01 or Section 7.03 and (2) cannot be cured by the Termination Date or, if curable before the Termination Date, is not cured within thirty (30) Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(b)(i) and the basis for such termination;

(ii) prior to the Charter Effective Time, in accordance with Section 5.03(d); or

(iii) if (A) the Company has confirmed by written notice to Parent that the Company is prepared to consummate the Charter Closing and the Merger when required pursuant to Section 2.03 and that the Company intends to terminate this Agreement pursuant to this Section 8.01(b)(iii) if Parent or Acquisition Sub fails to consummate the Charter Closing and the other Transactions when required pursuant to Section 2.03 and (B) either Parent or Acquisition Sub fails to consummate the Charter Closing or any other Transaction (other than a Requested Transaction) within two (2) Business Days of the date the Charter Closing or such other Transaction was required to occur pursuant to and in accordance with Section 2.03 (it being understood that during such two (2) Business Day period, Parent shall not be entitled to terminate this Agreement).

(iv) if a Parent Unitholder Meeting (including any adjournments or postponements thereof, subject to Section 6.16) shall have been held and been concluded and the Parent Unitholder Consent shall not have been obtained at any such meeting, adjournment or postponement at which a vote thereon was taken;

(c) by written notice of Parent:

(i) prior to the Charter Effective Time, if (A) Parent and Acquisition Sub are not then in material breach of any Transaction Agreement and (B) the Company shall have breached or otherwise violated any of their respective material covenants, agreements or other obligations under any Transaction Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, which breach, violation or inaccuracy (1) would result in a failure of a condition set forth in Section 7.01 or Section 7.02 and (2) cannot be cured by the Termination Date or, if curable before the Termination Date, is not cured within thirty (30) Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(c)(i) and the basis for such termination; or

(ii) at any time prior to the adoption of this Agreement by the approvals contemplated by Section 7.01(a), if a Triggering Event shall have occurred.

Section 8.02 Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.01 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable (it being agreed that the party hereto terminating this Agreement pursuant to Section 8.01 shall give prompt written notice of such termination to the other party or parties hereto). If this Agreement is terminated pursuant to Section 8.01, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, Affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 6.03, the reimbursement and indemnification obligations of Parent in Section 5.04, Section 6.14 and Section 6.19, this Section 8.02, Section 8.03 and Article IX, and any definitions herein, including in Section 1.01, each of which shall survive the termination of this Agreement and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from any liability for damages (which the parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the Transactions) resulting from any fraud or Willful Breach of this Agreement prior to such termination, except to the extent set forth in Section 8.03(c). In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 8.03 Fees and Expenses.

(a) General. Except as set forth in Section 5.04, Section 6.14, Section 6.19 and this Section 8.03, all fees and expenses incurred in connection with this Agreement and the Transactions hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Transactions are consummated. If this Agreement is terminated by Parent pursuant to Section 8.01(a)(iii), then the Company shall pay to Parent all third-party Expenses of Parent and Acquisition Sub; provided that such Expenses shall not exceed $20 million. As used herein, “Expenses” means all reasonable out-of-pocket third-party expenses and fees (including reasonable fees and expenses payable to all banks (including the Financing Sources), investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Transactions (including the Financing)) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transaction Agreements, the preparation, printing, filing and mailing of the Form F-4, Form S-4, Proxy Statement or Schedule 13E3, the filing of any required notices under applicable regulations and all other matters related to the Transactions.

(b) Company Payments.

(i) The Company shall pay $400 million to Parent or an Affiliate of Parent designated by Parent (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent or such Affiliate, (A) concurrently with, and as a condition to, the termination of this Agreement by the Company pursuant to Section 8.01(b)(ii) or (B) within two (2) Business Days after demand by Parent, if this Agreement is terminated by Parent pursuant to Section 8.01(c)(ii).

(ii) The Company shall pay the Termination Fee to Parent or an Affiliate of Parent designated by Parent by wire transfer of immediately available funds to an account or accounts designated in writing by Parent or such Affiliate, within two (2) Business Days after demand by Parent, if (A) this Agreement is terminated (1) by Parent or the Company pursuant to Section 8.01(a)(ii), (2) by Parent or the Company pursuant to Section 8.01(a)(iii) or (3) by Parent pursuant to Section 8.01(c)(i) (solely with respect to a breach of Section 5.03 or Section 6.02(c)); (B) following the execution and delivery of this Agreement and prior to the taking a vote on this Agreement at the Company Stockholder Meeting (or any adjournment or postponement thereof), a Competing Acquisition Transaction shall have been publicly announced or shall have become publicly disclosed and not withdrawn; and (C) within twelve (12) months following such termination (the “Tail Period”), a Competing Acquisition Transaction has been consummated or the Company has entered into a definitive agreement with respect to any Competing Acquisition Transaction during the Tail Period and such Competing Acquisition Transaction is thereafter consummated. For purposes of the foregoing, a “Competing Acquisition Transaction” shall have the same meaning as an “Acquisition Transaction” except that all references therein to “more than 20%” shall be deemed to be references to “50%.”

(iii) The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(iv) In the event that the Company is obligated to pay the Termination Fee, the Company shall pay the lesser of the amount calculated for Parent pursuant to clauses (1) and (2) and the amount calculated for the REIT Affiliate (defined below) pursuant to clauses (3) and (4) below.

(1) The amount payable in any tax year of Parent shall not exceed the lesser of (i) the Termination Fee payable to Parent, and (ii) the sum of (A) the maximum amount that can be paid to Parent without causing Parent to fail to meet the requirements of Section 7704(c)(2) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 7704(d) of the Code (“PTP Qualifying Income”) and Parent has $1,000,000 of income from unknown sources during such year which is not PTP Qualifying Income (in addition to any known or anticipated income which is not PTP Qualifying Income), in each case, as determined by the Parent’s independent accountants, plus (B) in the event the Parent receives either (x) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS as described below in Section 8.03(b)(iv)(2), or (y) an opinion from Parent’s outside counsel as described below in Section 8.03(b)(iv)(2), an amount equal to the excess of the Termination Fee less the amount payable under clause (A) above.

(2) To secure the Company’ s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Termination Fee with an escrow agent selected by the Company on such terms (subject to this Section 8.03(b)) as shall be mutually agreed upon by Parent, the Company and the escrow agent. The payment or deposit into escrow of the Termination Fee pursuant to this Section 8.03(b) shall be made at the time the Company is obligated to pay the Termination Fee pursuant to this Section 8.03(b) by wire transfer. The escrow agreement shall provide that the Termination Fee in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing Parent to fail to meet the requirements of Section 7704(c)(2) of the Code determined as if the payment of such amount did not constitute PTP Qualifying Income and Parent has $1,000,000 of income from unknown sources during such year which is not PTP Qualifying Income (in addition to any known or anticipated income which is not PTP Qualifying Income), in which case the escrow agent shall release such amount, or (ii) a letter from Parent’s counsel indicating that (A) Parent received a ruling from the IRS holding that the Termination Fee would either constitute PTP Qualifying Income of Parent or would be excluded from gross income of Parent for purposes of Section 7704(c)(2) of the Code or (B) the Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent of the Termination Fee should either constitute PTP Qualifying Income or should be excluded from gross income of Parent for purposes of Section 7704(c)(2) of the Code, in which case the escrow agent shall release the remainder of the Termination Fee. The Company agrees to amend this Section 8.03(b) at the reasonable request of Parent in order to (i) maximize the portion of the Termination Fee that may be distributed hereunder without causing the Parent to fail to meet the requirements of Section 7704(c)(2) of the Code, or (ii) assist Parent in obtaining a favorable ruling or legal opinion from its outside counsel, in each case, as described in this Section 8.03(b). Any amount of the Termination Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.03(b). Any amount of the Termination Fee that remains unpaid as of the end of the taxable year five (5) years after this Agreement is terminated shall be released to the Company.

(3) The amount payable in any tax year of the Affiliate of the Parent treated as the owner of Acquisition Sub for U.S. federal income tax purposes (the “REIT Affiliate”) shall not exceed the lesser of (i) the Termination Fee payable to the REIT Affiliate, and (ii) the sum of (A) the maximum amount that can be paid to the REIT Affiliate without causing the REIT Affiliate to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the REIT Affiliate has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the REIT Affiliate’s independent accountants, plus (B) in the event the REIT Affiliate receives either (x) a letter from its counsel indicating that the REIT Affiliate has received a ruling from the IRS as described below in Section 8.03(b)(iv)(4), or (y) an opinion from its outside counsel as described below in Section 8.03(b)(iv)(4), an amount equal to the excess of the Termination Fee less the amount payable under clause (A) above.

(4) To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Termination Fee with an escrow agent selected by the Company on such terms (subject to this Section 8.03(b)) as shall be mutually agreed upon by Parent, the Company and the escrow agent. The payment or deposit into escrow of the Termination Fee pursuant to this Section 8.03(b) shall be made at the time the Company is obligated to pay the Termination Fee pursuant to this Section 8.03(b) by wire transfer. The escrow agreement shall provide that the Termination Fee in escrow or any portion thereof shall not be released to the REIT Affiliate unless the escrow agent receives any one or combination of the following: (i) a letter from the REIT Affiliate’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the REIT Affiliate without causing the REIT Affiliate to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the REIT Affiliate has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount, or (ii) a letter from the REIT Affiliate’s counsel indicating that (A) the REIT Affiliate received a ruling from the IRS holding that the receipt of the Termination Fee would either constitute Qualifying Income of the REIT Affiliate or would be excluded from gross income of the REIT Affiliate for purposes of Sections 856(c)(2) and (3) of the Code or (B) the REIT Affiliate’s outside counsel has rendered a legal opinion to the effect that the receipt by the REIT Affiliate of the Termination Fee should either constitute Qualifying Income or should be excluded from gross income of the REIT Affiliate for purposes of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Fee. The Company agrees to amend this Section 8.03(b) at the reasonable request of

Parent in order to (i) maximize the portion of the Termination Fee that may be distributed hereunder without causing the REIT Affiliate to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (ii) assist the REIT Affiliate in obtaining a favorable ruling or legal opinion from its outside counsel, in each case, as described in this Section 8.03(b). Any amount of the Termination Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.03(b). Any amount of the Termination Fee that remains unpaid as of the end of the taxable year five (5) years after this Agreement is terminated shall be released to the Company.

(c) Parent Payments. Parent shall pay $1.2 billion to the Company (the “Reverse Termination Fee”) by wire transfer of immediately available funds to an escrow account or accounts designated in writing by the Company, within two (2) Business Days after demand by the Company, if this Agreement is terminated by the Company pursuant to Section 8.01(b)(iii) or Section 8.01(b)(iv); provided that, in the event this Agreement is terminated by the Company pursuant to Section 8.01(b)(iv), the Company may, at the Company’s sole discretion elect to either (i) receive the Reverse Termination Fee pursuant to this this Section 8.03(c) or (ii) reject (and return, if applicable) such Reverse Termination Fee and preserve all rights to pursue any claim, action or proceeding for monetary damages against Parent in accordance with Section 9.09.

(i) In the event that Parent is obligated to pay the Reverse Termination Fee, the amount payable in any tax year of the Company shall not exceed the lesser of (i) the Reverse Termination Fee payable to the Company, and (ii) the sum of (A) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Company has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Company’s independent accountants, plus (B) in the event the Company receives either (x) a letter from the Company’s counsel indicating that the Company has received a ruling from the IRS as described below in Section 8.03(c)(ii), or (y) an opinion from the Company’s outside counsel as described below in Section 8.03(c)(ii), an amount equal to the excess of the Reverse Termination Fee less the amount payable under clause (A) above.

(ii) To secure Parent’s obligation to pay these amounts, Parent shall deposit into escrow an amount in cash equal to the Reverse Termination Fee with an escrow agent selected by Parent on such terms (subject to this Section 8.03(c)) as shall be mutually agreed upon by Parent, the Company and the escrow agent. The payment or deposit into escrow of the Reverse Termination Fee pursuant to this Section 8.03(c) shall be made at the time Parent is obligated to pay the Reverse Termination Fee pursuant to this Section 8.03(c) by wire transfer. The escrow agreement shall provide that the Reverse Termination Fee in escrow or any portion thereof shall not be released to the Company unless the escrow agent receives any one or combination of the following: (i) a letter from the Company’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Company has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Company, or (ii) a letter from the Company’s counsel indicating that (A) the Company received a ruling from the IRS holding that the receipt by the Company of the Reverse Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Company’s outside counsel has rendered a legal opinion to the effect that the receipt by the Company of the Reverse Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Reverse Termination Fee to the Company. Parent agrees to amend this Section 8.03(c) at the reasonable request of the Company in order to (i) maximize the portion of the Reverse Termination Fee that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (ii) assist the Company in obtaining a favorable ruling or legal opinion from its outside counsel, in each case, as described in this Section 8.03(c). Any amount of the Reverse Termination Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.03(c). Any amount of the Reverse Termination Fee that remains unpaid as of the end of the taxable year five (5) years after this Agreement is terminated by the Company pursuant to Section 8.01(b)(iii) or Section 8.01(b)(iv) shall be released to Parent. Notwithstanding anything in the foregoing to the contrary, in the event Parent has paid or caused to be paid to the Company the full amount of any damages awarded to the Company pursuant to any claim, action or proceeding against Parent pursuant to Section 9.09, whether directly or from such escrow, the funds remaining in such escrow, if any, shall be simultaneously released to Parent.

(d) Exclusive Remedy. Each of the Company, Parent and Acquisition Sub acknowledges that the agreements contained in this Section 8.03 are an integral part of the Transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. Notwithstanding anything to the contrary in this Agreement, (i) in any circumstance in which this Agreement is terminated and the Termination Fee is paid or payable pursuant to Section 8.03(b), the Termination Fee shall (subject to Section 9.08), be the sole and exclusive remedy for any and all losses or damages suffered or incurred by Parent, Acquisition Sub, any of their respective Affiliates or any other person in connection with any Transaction Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Acquisition Sub or any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company and its Subsidiaries, and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) arising out of or in connection with any Transaction Agreement, any of the Transactions or any matters forming the basis for such termination, and upon payment of the Termination Fee none of the Company Related Parties shall have any further liability or obligation relating to or arising out of any Transaction Agreement, its termination or the Transactions, except for Willful Breach or fraud and (ii) in any circumstance in which this Agreement is terminated and the Reverse Termination Fee is paid or payable pursuant to Section 8.03(c) (unless, in the event this Agreement is terminated by the Company pursuant to Section 8.01(b)(iv), the Company has elected to reject such payment pursuant to Section 8.03(c) and, to the extent received, has returned such payment within five (5) Business Days after receipt thereof) the Reverse Termination Fee shall (subject to Section 9.08), be the sole and exclusive remedy for any and all losses or damages suffered or incurred by the Company, any of its respective Affiliates or any other person in connection with this Agreement (and the termination hereof), the Financing, the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company, or any of its respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Parent Related Parties”) arising out of or in connection with any Transaction Agreement, the Financing, the Financing Commitment Papers, the Best Efforts Financing, any of the Transactions or any matters forming the basis for such termination, and upon payment of the Reverse Termination Fee none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of any Transaction Agreement, its termination, the Financing or the Transactions, except (x) for Willful Breach or fraud and (y) pursuant to the reimbursement and indemnification obligations of Parent in Section 5.04, Section 6.14 and Section 6.19.

Section 8.04 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Acquisition Sub and the Company; provided, however, that if this Agreement has been adopted by the Company Stockholders in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders under Delaware Law without such approval. Notwithstanding anything in this Agreement to the contrary, this Section 8.04, Section 8.03(d), Section 9.03, Section 9.06(c), Section 9.09(c), Section 9.09(d), Section 9.10 and Section 9.14

(and any provision of this Agreement to the extent an amendment of such provision would modify the substance of any of the foregoing provisions) may not be amended in a manner that materially and adversely impacts the interests of any Financing Source without the prior written consent of such Financing Source.

Section 8.05 Extension; Waiver. At any time and from time to time prior to the Charter Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein; provided, however, that (i) after receipt of the approvals contemplated by Section 7.01(a), there shall be made no waiver that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (ii) no waiver shall be made under this Agreement after the Charter Effective Time. Except as required by Law, no extension or waiver by the Company shall require the approval of the stockholders of the Company. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Acquisition Sub contained in this Agreement shall terminate at, and shall not survive, the Merger Effective Time, and only the covenants that by their terms are to be performed after the Merger Effective Time shall so survive the Merger Effective Time in accordance with their respective terms.

Section 9.02 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand, electronic mail or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice or communications:

(a)      if to Parent or Acquisition Sub, to:

Brookfield Property Group

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10181

Attention:      Brian Kingston, Chief Executive Officer

 Murray Goldfarb, Managing Partner

Email:            brian.kingston@brookfield.com

 murray.goldfarb@brookfield.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention:      Michael J. Aiello

Matthew J. Gilroy

Email:           Michael.aiello@weil.com

Matthew.gilroy@weil.com

and

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:      Mark D. Kirshenbaum

Gilbert G. Menna

Mark S. Opper

Email:           mkirshenbaum@goodwinlaw.com

gmenna@goodwinlaw.com

mopper@goodwinlaw.com

and

Torys LLP

79 Wellington Street West, Suite 3000

TD South Tower

Toronto, Ontario M5K 1N2 Canada

Attention:      Karrin Powys-Lybbe

Email:            kpowys-lybbe@torys.com

(b)      if to the Company, to:

GGP Inc.

350 N. Orleans St., Suite 300

Chicago, IL 60654-1607

Attention:      General Counsel

Email:            GeneralCounsel@ggp.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:      Alan Klein

Email:           aklein@stblaw.com

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:      Joseph C. Shenker

 Robert W. Downes

 Brian E. Hamilton

Email:            shenkerj@sullcrom.com

 downesr@sullcrom.com

 hamiltonb@sullcrom.com

Section 9.03 Assignment. No party may assign, in whole or in part, by operation of law or otherwise, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, that Parent and Acquisition Sub may, in their sole discretion and without the consent of any Person or its applicable Affiliate, assign any or all of their respective rights, interests and obligations under this Agreement, in whole or in part, to any wholly owned Subsidiary of Parent, or to any

Financing Sources in connection with a collateral assignment as part of a secured financing undertaken by Parent or its Affiliates, but no such assignment shall (i) relieve Parent or Acquisition Sub of any of their obligations hereunder or (ii) reasonably be expected to delay, impede or prevent the consummation of the Transactions or otherwise adversely affect the holders of Company Shares. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.03 shall be null and void.

Section 9.04 Confidentiality. Parent, Acquisition Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated as of December 6, 2017 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

Section 9.05 Entire Agreement.

(a) This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Exhibits hereto, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Merger Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

(b) EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, ACQUISITION SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 9.06 Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any Person not a party hereto any rights or remedies hereunder, except (a) for the provisions of Section 6.07 (which shall be for the benefit of the Indemnified Parties), (b) that the Company on behalf of the holders of Company Shares, Company Preferred Stock, Company Options and Company Restricted Stock and the Partnership Common Units, Partnership Preferred Units and Partnership LTIP Units has the right to seek damages (including claims for damages based on loss of the economic benefits of the Transactions to the holders of Company Shares, Company Preferred Stock, Company Options and Company Restricted Stock and the Partnership Common Units, Partnership Preferred Units and Partnership LTIP Units) in the event of Parent’s or Acquisition Sub’s failure to consummate the Merger in breach of this Agreement (whether or not the Agreement has been terminated), which right is hereby expressly acknowledged and agreed by Parent and Acquisition Sub and (c) that the Financing Sources shall be express third-party beneficiaries of and shall be entitled to rely on this Section 9.06(c), Section 8.03(d), Section 8.04, Section 9.03, Section 9.09(c), Section 9.09(d), Section 9.10 and Section 9.14. The rights of third-party beneficiaries referenced in clause (b) of the preceding sentence may be exercised only by the Company (on behalf of the holders of Company Shares, Company Options and Company Restricted Stock, and the Partnership Common Units, Partnership Preferred Units and Partnership LTIP Units, as

their agent) through action expressly approved by the Special Committee, and no stockholder of the Company or holder of Company Options or Company Restricted Stock or holder of Partnership Common Units, Partnership Preferred Units and Partnership LTIP Units whether purporting to act in its capacity as a stockholder or holder of other equity purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right. Notwithstanding the foregoing, following the Merger Effective Time the provisions of Section 2.07(a) and Section 2.09 shall be enforceable by holders of Certificates and Uncertificated Shares, the provisions of Section 2.07(a)(iv) shall be enforceable by holders of Company Preferred Stock, the provisions of Section 2.07(d) shall be enforceable by holders of Company Options, the provisions of Section 2.07(e) shall be enforceable by holders of Company Restricted Stock, and the provisions of Section 2.09(b), (c) and (d) shall be enforceable by holders of Partnership Common Units, Partnership Preferred Units and Partnership LTIP Units.

Section 9.07 Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.08 Specific Performance. Except as set forth in Section 8.03(b)(iii), the parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (in the courts described in Section 9.09(b)) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, at law or in equity, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into the Transaction Agreements; provided that it is acknowledged and agreed by each party that:

(a) the Company shall be entitled to seek specific performance to cause Parent and Acquisition Sub to consummate the Charter Closing, the Partnership Agreement Amendment and Restatement, the Merger and the other Transactions if, but only if, (i) either Parent or Acquisition Sub fails to consummate the Charter Closing or any other Transaction (other than a Requested Transaction) within five (5) Business Days of the date the Charter Closing or such other Transaction was required to occur pursuant to and in accordance with Section 2.03, (ii) the financing provided for by the Financing Commitment (or, if Alternative Financing, such Alternative Financing, as the case may be) has been funded or is reasonably expected to be funded at the closing of the Transactions and (iii) the Company has confirmed in writing that, if specific performance is granted and the Committed Financing is funded, then the Company will take all such actions in its power to cause the Charter Closing and the Merger to occur; and

(b) Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while the Company may concurrently seek, as alternative remedies, (i) specific performance or other equitable relief, subject in all respects to this Section 9.08 and (ii) payment of the Reverse Termination Fee or monetary damages, if, as and when required pursuant to this Agreement, under no circumstances shall the Company be permitted or entitled to receive a grant of specific performance to cause the Committed Financing to be funded or other equitable relief if this Agreement has been validly terminated in accordance with its terms and the Company has requested and received payment of the Reverse Termination Fee and all of the other amounts, as and when due, owing to the Company pursuant to Section 5.04, Section 6.14 and Section 6.19. The remedies available to the Company pursuant to this Section 9.08 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from seeking to obtain such other remedies. For the avoidance of doubt, the parties hereto further agree that (i) by seeking the equitable remedies provided for in this Section 9.08, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party in accordance with the terms of this Agreement in the event that this Agreement has been terminated or in the event that the equitable remedies provided for in this Section 9.08 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.08 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.08 prior or as a condition to exercising any termination right under Article VIII (and pursuing monetary damages and/or the Reverse Termination Fee (and any of the other amounts, as and when due, owing to the Company pursuant to Section 5.04, Section 6.14 and Section 6.19) after such termination to the extent permitted in accordance with this Agreement), nor shall the commencement of any legal proceeding pursuant to this Section 9.08 or anything set forth in this Section 9.08 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement.

Section 9.09 Governing Law; Jurisdiction.

(a) Subject to Section 9.09(c), this Agreement and the other Transaction Agreements, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the other Transaction Agreements, or the negotiation, execution or performance of this Agreement or the other Transaction Agreements, shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the Transactions, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.02 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.09 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware) in the event any dispute or controversy arises out of the Transaction Agreements or the Transactions, or for recognition and enforcement of any judgment in respect thereof; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any actions or proceedings arising in connection with the Transaction Agreements or the Transactions shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware); (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any action relating to the Transaction Agreement or the Transactions in any court other than the aforesaid courts. Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties agrees to waive any bond, surety or other security that might be required of any other party with respect to any such Legal Proceeding, including any appeal thereof.

(c) Notwithstanding the foregoing, any disputes involving the Financing Sources will be governed by and construed in accordance with the laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the application of any law other than the law of the State of New York.

(d) Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring, or support the bringing of, any proceeding, claim or counterclaim, whether at law or in equity, whether arising in contract, tort, equity otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Financing Commitment or the Best Efforts Financing, or the performance thereof, or the Financing in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof).

Section 9.10 WAIVER OF JURY TRIAL. Each of the parties hereto hereby acknowledges and agrees that any controversy that may arise under or relating to this Agreement, the other Transaction Agreements or the Transactions is likely to involve complicated and difficult issues, and therefore it hereby irrevocably and unconditionally waives all rights it may have to a trial by jury in respect of any litigation (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement, the other Transaction Agreements, the Transactions, the Financing or the facts or circumstances leading to the execution or performance of this Agreement. Each party certifies and acknowledges that (i) no party or representative or affiliate thereof has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of such waiver, (iii) it makes such waiver knowingly and voluntarily and (iv) it has been induced to enter into this Agreement and the other Transaction Agreements by, among other things, the mutual waivers and certifications contained in this paragraph.

Section 9.11 Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or sub-section of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company or Parent, as appropriate, that are set forth in the corresponding section or sub-section of this Agreement and (ii) any other representations and warranties (or covenants, as applicable) of the Company or Parent, as appropriate, that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

Section 9.12 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

Section 9.13 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or Affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or the other Transaction Agreements or for any claim based on, in respect of, or by reason of, the Transactions; provided, however, that nothing in this Section 9.13 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of the Transaction Agreements.

Section 9.14 Financing Source Liability. Without limiting the obligations of the Financing Sources under the Financing Commitment, the Best Efforts Financing, or any definitive financing agreements related to either the Financing Commitment or the Best Efforts Financing and the rights of Parent or any of its Affiliates under the Financing Commitment, the Best Efforts Financing, or any definitive financing agreements related to either the Financing Commitment or the Best Efforts Financing, the Company acknowledges and agrees that (i) no Financing Source shall have any liability to the Company or any of its Subsidiaries (or any of their respective Representatives) in connection with this Agreement or any transactions contemplated hereby (including the transactions contemplated by the Financing Commitment and the Best Efforts Financing), (ii) the

Company (on behalf of itself, its Subsidiaries and each of their respective Representatives) hereby waives any rights or claims against each Financing Source in its capacity as such in connection with this Agreement, the Committed Financing and the Best Efforts Financing, whether at law or in equity, in contract, in tort or otherwise, and (iii) the Company (on behalf of itself, its Subsidiaries and each of their respective Representatives) agrees not to commence (and if commenced agree to dismiss or otherwise terminate) any action or proceeding against any Financing Source in its capacity as such in connection with this Agreement or the Transactions (including any action or proceeding relating to the Committed Financing or the Best Efforts Financing). For the avoidance of doubt, neither Parent nor any of its respective Affiliates hereby does or shall waive any rights or remedies pursuant to the Financing Commitment, the Best Efforts Financing, the Financing or any definitive financing agreements. In no event shall the Company, its Subsidiaries or any of their respective Representatives be entitled to directly seek the remedy of specific performance of this Agreement against any Financing Source, provided that neither the Company, its Subsidiaries nor any of their respective Representatives waives any right to seek the remedy of specific performance of any agreement with a Financing Source to which the Company, such Subsidiary or such Representative is a party. For the avoidance of doubt, nothing in this Section 9.14 shall be deemed to limit the Company’s rights under Section 9.08.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

PARENT:

BROOKFIELD PROPERTY PARTNERS L.P.

By:	/s/ Brian Kingston
Name:	Brian Kingston
Title:	Authorized Signatory

ACQUISITION SUB:

GOLDFINCH MERGER SUB CORP.

By:	/s/ Brian Kingston
Name:	Brian Kingston
Title:	Chief Executive Officer

[MERGER AGREEMENT]

THE COMPANY:

GGP INC.

By:	/s/ Sandeep Mathrani
Name:	Sandeep Mathrani
Title:	Chief Executive Officer

[MERGER AGREEMENT]

Exhibit A to Annex A, which is Annex 1 to the Amendment to Agreement and Plan of Merger included as part of Annex A, is attached, as updated, as a separate Annex B to this joint proxy statement/prospectus.

Exhibit B to Annex A is attached as a separate Annex I to this joint proxy statement/prospectus.

Exhibit C to Annex A is attached, as updated, as a separate Annex C to this joint proxy statement/prospectus.

Exhibit D to Annex A is attached in executed form as a separate Annex L to this joint proxy statement/prospectus.

Exhibit E to Annex A, which is Annex 2 to the Amendment to Agreement and Plan of Merger included as part of Annex A, is attached as a separate Annex K to this joint proxy statement/prospectus.

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Amendment to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of June 25, 2018, by and among Brookfield Property Partners L.P., a Bermuda limited partnership (“Parent”), Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Acquisition Sub”) and GGP Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent, Acquisition Sub and the Company entered into that certain Agreement and Plan of Merger (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Agreement”), dated as of March 26, 2018;

WHEREAS, subject to the terms and conditions set forth in this Amendment, and pursuant to Section 8.04 of the Agreement, the parties desire to amend certain terms of the Agreement by entering into, and as set forth in, this Amendment; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Section 1.01. Definitions. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Agreement unless otherwise indicated.

Section 1.02. Exhibits.

(a) Exhibit A of the Agreement is hereby amended and restated in its entirety with Exhibit A attached hereto as Annex 1, and all references in this Amendment to Exhibit A of the Agreement shall mean and be a reference to Exhibit A in the form attached hereto as Annex 1 to this Amendment.

(b) The Agreement is hereby amended to insert Exhibit E attached hereto as Annex 2 immediately following Exhibit D of the Agreement, and all references in this Amendment to Exhibit E of the Agreement shall mean and be a reference to Exhibit E in the form attached as Annex 2 to this Amendment.

Section 1.03. Recitals.

(a) The second recital of the Agreement is hereby amended to remove the words “prior to the Class B Exchange,”.

(b) The third recital of the Agreement is hereby (i) moved to appear prior to the second recital of the Agreement and (ii) amended and restated in its entirety as follows:

“WHEREAS, concurrently with the execution of this Agreement, the Voting Parties and the Company have entered into that certain Class B Exchange Agreement (as defined herein), pursuant to which the Company will, subject to the conditions set forth therein, exchange all Company Common Stock held by the Voting Parties into Series B Preferred Stock prior to the declaration of the Pre-Closing Dividend on the Pre-Closing Dividend Declaration Date (such exchange, the “Class B Exchange”), in accordance with the terms thereof;”.

Section 1.04. The Class B Exchange and the Closing. Section 2.03 of the Agreement is hereby amended and restated in its entirety as follows:

(a) The Class B Exchange. Concurrently with the execution of this Agreement, the Company and the Voting Parties have entered into the Class B Stock Exchange Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Class B Exchange Agreement”). Prior to the end of trading on the NYSE on the Pre-Closing Dividend Declaration Date, and in any event prior to the declaration of the Pre-Closing Dividend on the Pre-Closing Dividend Declaration Date: (i) the Company shall file with the Secretary of State of the State of Delaware a certificate of designations in substantially the form attached hereto as Exhibit E (the “Certificate of Designations”), pursuant to which the Company shall designate a new series of preferred stock, par value $0.01 per share, of the Company (the “Series B Preferred Stock”), and

(ii) following the filing of the Certificate of Designations, the Company shall (A) effect the Class B Exchange (the effective time of such exchange, the “Class B Exchange Effective Time”) pursuant to the Class B Exchange Agreement and (B) at the Class B Exchange Effective Time, exchange each Company Share held by any Subsidiary of the Company for one (1) validly issued, fully paid and non-assessable share of Series B Preferred Stock, and such Company Share thereafter shall be automatically cancelled and extinguished.

(b) The Pre-Closing Dividend. The Company shall declare a special dividend payable to the holders of record of Company Shares (other than to holders of Company Restricted Stock (provided that, for the avoidance of doubt, the shares of Company Restricted Stock held by the holder of Company Restricted Stock listed in Section 2.07(e)(1) of the Company Disclosure Letter shall be treated as Company Shares that are not shares of Company Restricted Stock for this purpose), but including to each holder of an In-the-Money Company Option, with respect to the number of Company Shares that will be deemed issued in respect of such Company Option under Section 2.07(d)(i)) as of the end of trading on the NYSE on the first (1st) Business Day following receipt of the Requisite Stockholder Approval (the “Pre-Closing Dividend Declaration Date”), with a payment date of the Charter Closing Date (the “Pre-Closing Dividend”) following the completion of the Requested Transactions (whether or not any of the Requested Transactions have been consummated). The holders of the Company Shares that are eligible to receive the Pre-Closing Dividend pursuant to the preceding sentence (which, for the avoidance of doubt, shall not include Company Shares that are exchanged for shares of Series B Preferred Stock pursuant to the Class B Exchange at the Class B Exchange Effective Time), shall, at such holder’s election made in accordance with the procedures set forth in Section 2.08 and subject to proration as set forth in this Section 2.03(b), receive the following in connection with the Pre-Closing Dividend:

(1) Cash Election. For each Company Share with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked pursuant to Section 2.08 (each, a “Cash Electing Share”), the holder shall receive an amount in cash, without interest, equal to the Maximum Per Share Cash Dividend; provided, that if the Maximum Per Share Cash Dividend multiplied by the aggregate number of Cash Electing Shares exceeds the Aggregate Cash Dividend Amount, then each Cash Electing Share shall instead receive (A) an amount in cash, without interest, equal to the quotient (rounded down to the nearest $0.01) of the Aggregate Cash Dividend Amount divided by the aggregate number of Cash Electing Shares (the “Prorated Per Share Cash Dividend”) and (B) the Excess Stock Dividend.

(2) Stock Election. For each Company Share with respect to which an election to receive Class A Stock (a “Stock Election”) has been properly made and not revoked pursuant to Section 2.08 (each, a “Stock Electing Share”) the holder shall receive the Maximum Per Share Stock Dividend; provided, that if the Maximum Per Share Stock Dividend multiplied by the aggregate number of Stock Electing Shares exceeds the Aggregate Stock Dividend Amount, then each Stock Electing Share shall instead receive (A) a fraction (rounded down to the nearest one one-hundredth (0.01)) of a share of Class A Stock equal to the Aggregate Stock Dividend Amount divided by the aggregate number of Stock Electing Shares (the “Prorated Per Share Stock Dividend”) and (B) the Excess Cash Dividend.

(3) No Election. Each (i) Non-Electing Share and (ii) Company Share to be deemed issued with respect to an In-the-Money Company Option as described in Section 2.07(d)(i) shall be deemed to have made a Cash Election and shall be treated as a Cash Electing Share for purposes of this Section 2.03(b).

(c) The Charter Amendment and the Partnership Agreement Amendment and Restatement. Upon the terms and subject to the conditions set forth in this Agreement, on the Charter Closing Date, the Company shall cause: (i) the Charter Amendment to be consummated under the DGCL by filing the Charter Amendment with the Secretary of State of the State of Delaware (the “Charter Closing”), (ii) the bylaws of the Company to be amended and restated in their entirety as set forth on Exhibit C (the “Bylaw Amendment”) and (iii) to be executed the Partnership Agreement Amendment and Restatement. The Charter Closing, the Bylaw Amendment and the Partnership Agreement Amendment and Restatement will take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, at 8:00 a.m. (Eastern time) (such time being referred to herein as the “Charter Effective Time”) on a date to be specified by the parties, but no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII hereof (other than those conditions that, by their terms, are to be satisfied at the Charter Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), or at such other location, date and time as Parent and the Company shall mutually agree in writing; provided, however, that the Charter Closing shall be consummated no earlier than three (3) Business Days following the Election Deadline (as such term is defined in Section 2.08(b)); provided further, however, that in no event shall Parent be obligated to consummate the Charter Closing until the earlier to occur of (a) any Business Day before or during the Marketing Period as may be specified on not less than three (3) Business Days’ prior written notice from Parent to the Company on which the next calendar day is also a Business Day and (b) the third (3rd) Business Day immediately following the day on which the Marketing Period expires (subject, in each case, to the satisfaction or waiver in writing of all of the conditions set forth in Article VII as of the date determined pursuant to this Section 2.03(c) (other than those conditions that, by their terms, are to be satisfied at the Charter Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions); provided, further, that in no event shall the Company be obligated to consummate the Charter Closing unless the Escrow Agent has confirmed to the Company the receipt of an amount at least equal to the sum of (i) the Total Cash Amount, plus (ii) the Partnership Common Unit Cash Amount, plus (iii) the Partnership LTIP Unit Cash Amount, in the Escrow Account; provided, further, that in no event shall Parent or the Company be obligated to consummate the Charter Closing unless the calendar day immediately following the Charter Closing Date is also a Business Day. The date upon which the Charter Closing shall actually occur pursuant hereto is referred to herein as the “Charter Closing Date.” Effective immediately upon the occurrence of the Charter Closing, all of the conditions set forth in Article VII hereof shall irrevocably be deemed to be satisfied for all purposes of this Agreement, notwithstanding the occurrence of any subsequent condition or event that may have caused or constituted a failure of any such condition to be satisfied at the Charter Effective Time if such event or condition had existed or occurred at or prior to the Charter Effective Time. For the avoidance of doubt, each share of Series B Preferred Stock that is outstanding immediately prior to the Charter Effective Time shall remain outstanding as of immediately following the Charter Amendment as validly issued, fully paid and non-assessable shares of Class B Stock of the Company having solely the rights, powers, preferences and other terms of the Class B Stock as set forth in the Charter Amendment.

(d) The Requested Transactions. The consummation of the Requested Transactions (the “Requested Transactions Closing”), will, with respect to each such Requested Transaction, solely in the event and to the extent that all conditions to such Requested Transaction have been satisfied or waived, take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, following the Charter Effective Time on the Charter Closing Date (the “Requested Transactions Effective Time”).

(e) The Merger. The consummation of the Merger (the “Merger Closing”) will take place following the payment date for the Pre-Closing Dividend, the Class B Exchange Effective Time, the Charter Effective Time and the Requested Transactions Effective Time (whether or not any of the Requested Transactions have been consummated) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, at 8:00 a.m. (Eastern time) (or such other time as may be agreed in writing by Parent, Acquisition Sub and the Company) on the first (1st) Business Day following the Charter Closing Date. The date upon which the Merger Closing shall actually occur pursuant hereto is referred to herein as the “Merger Closing Date.”

(f) Parent Common Units Exchange. Immediately following the Merger Effective Time, Parent shall, or shall cause one or more of its Affiliates to, without any further action on the part of any Company Stockholder, acquire from any Company Stockholder who has made a Parent Common Units Election all of such holder’s shares of Class A Stock, received or entitled to be received in the Pre-Closing Dividend (including shares of Class A Stock to be received pursuant to the Excess Stock Dividend by holders making a Cash Election) by such holder, and Parent shall, or shall cause one or more of its Affiliates to, issue to such holder an equal number of Parent Common Units in exchange for such shares of Class A Stock, effective immediately following the Merger Effective Time (the “Parent Common Units Exchange”). Any Company Stockholder who has not made a Parent Common Units Election and who would be entitled to receive in the Pre-Closing Dividend a number of shares of Class A Stock in excess of the Stock Ownership Limit (as defined in the Company Charter) shall for all purposes hereof be deemed to have made a Parent Common Units Election with respect to the number of shares of Class A Stock equal to such excess. Neither Parent nor the Company shall declare, or (other than the Pre-Closing Dividend) pay, any dividend between the Charter Effective Time and the Merger Effective Time. All of the shares of Class A Stock acquired by Parent or one or more of its Affiliates pursuant to this Section 2.03(f) shall automatically, and without further action required, be converted into fully paid and non-assessable shares of Class B-1 Stock having an aggregate Class B Liquidation Amount (as defined in the Company Charter) equal to the fair market value of the shares of Class A Stock so exchanged, as determined in good faith by Parent in accordance with the certificate of incorporation of the Company, as amended and restated at the Charter Effective Time. Upon consummation of the Parent Common Units Exchange, each Company Stockholder having received Parent Common Units in the Parent Common Units Exchange shall cease to have any rights as an owner of the shares of Class A Stock exchanged in the Parent Common Units Exchange (and, for the avoidance of doubt, shall not be entitled to any dividends declared at or after the Merger Effective Time with respect to such shares of Class A Stock exchanged in the Parent Common Units Exchange). A Company Stockholder shall not have any rights as a unitholder of Parent with respect to any Parent Common Units until the consummation of the Parent Common Units Exchange, and upon such exchange such Parent Common Units Electing Stockholder shall be deemed to have held such Parent Common Units as of the Merger Effective Time (and, for the avoidance of doubt, shall be entitled to any dividends declared at or after the Merger Effective Time with respect to such Parent Common Units). Each Non-Electing Share shall be deemed to have made a Parent Common Units Election for purposes of this Section 2.03(f).

Section 1.05. Capital Stock. Section 2.07(a) of the Agreement is hereby amended as follows:

(a) To replace the words “Class B Stock” in Section 2.07(a)(ii) with the words “Series B Preferred Stock”.

(b) To replace the words “Pre-Closing Dividend Share Number” in Section 2.07(a)(iii)(x) with the words “Merger Share Number”.

(c) To insert the following new Section 2.07(a)(v) immediately following Section 2.07(a)(iv):

(v) Class B Stock. Each share of Class B Stock that is outstanding immediately prior to the Merger Effective Time, including the shares of Class B Stock previously issued as Series B Preferred Stock (including any such shares issued in the Class B Exchange), shall remain outstanding as of immediately following the Merger as validly issued, fully paid and non-assessable shares of Class B Stock of the Surviving Corporation.

Section 1.06. Partnership LTIP Units and Partnership Common Units Standstill. Section 2.07(f) of the Agreement is hereby amended to insert the following sentence at the end of such section: “Unless otherwise agreed by the parties hereto, the parties agree that between the Pre-Closing Dividend Declaration Date and immediately prior to the Merger Effective Time, no Partnership LTIP Units shall be converted into Partnership Common Units.”

Section 1.07. Company Options and Company Restricted Stock Standstill. Section 2.07(g) of the Agreement is hereby amended to insert the following sentence after the first sentence of such section and prior to the second sentence of such section: “Unless otherwise agreed by the parties hereto, the parties agree that (i) between the Pre-Closing Dividend Declaration Date and immediately prior to the Merger Effective Time, no Company Options shall be exercised and no shares of Company Restricted Stock shall become transferable and (ii) the exercise period shall be extended until (x) the Charter Effective Time for any In-the-Money Company Option for which the applicable exercise period would otherwise expire between the Pre-Closing Dividend Declaration Date and immediately prior to the Charter Effective Time and (y) the Merger Effective Time for any Out-of-the-Money Company Option for which the applicable exercise period would otherwise expire between the Pre-Closing Dividend Declaration Date and immediately prior to the Merger Effective Time.”

Section 1.08. Election Procedures. Sections 2.08(a) and (b) of the Agreement are hereby amended and restated in their entirety as follows:

(a) Parent and the Company shall cause to be mailed an election form in such form as Parent shall reasonably specify and as shall be reasonably acceptable to the Company (the “Election Form”) on one or more dates to be mutually agreed by Parent and the Company that are in no event later than one (1) Business Day following the Pre-Closing Dividend Declaration Date to each holder of record of Company Shares (other than to holders of Company Restricted Stock; provided that, for the avoidance of doubt, the shares of Company Restricted Stock held by the holder of Company Restricted Stock listed in Section 2.07(e)(1) of the Company Disclosure Letter shall be treated as Company Shares that are not shares of Company Restricted Stock for this purpose) as of the end of trading on the NYSE on the Pre-Closing Dividend Declaration Date, and the Company shall provide to the Payment Agent all information reasonably necessary for it to perform as specified herein. Parent shall make available prior to the close of business on the Business Day prior to the Election Deadline one or more Election Forms as may reasonably be requested from time to time by all holders (or beneficial owners) of Company Shares who are eligible to make an election in connection with the Pre-Closing Dividend pursuant to Section 2.03(b).

(b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (i) (A) the number of such holder’s Company Shares with respect to which such holder makes a Cash Election or (B) the number of such holder’s Company Shares with respect to which such holder makes a Stock Election and (ii) whether such holder affirmatively elects to exchange all, but not less than all, of the shares of Class A Stock entitled to be received by such holder in the Pre-Closing Dividend (including shares of Class A Stock to be received pursuant to the Excess Stock Dividend, if applicable, by holders making a Cash Election) for Parent Common Units in the Parent Common Units Exchange (a “Parent Common Units Election” and each Company Share with respect to which a Parent Common Units Election has been properly made and not revoked pursuant to this Section 2.08, a “Parent Common Units Election Share”). Any Company Shares with respect to which the Payment Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Eastern time, on the twenty-fifth (25th) calendar day following the Pre-Closing Dividend Declaration Date (or such other time and date as Parent and the Company shall agree) (the “Election Deadline”) shall be deemed to be “Non-Electing Shares.” Notwithstanding anything to the contrary contained in this Section 2.08, (i) in the event that there is (or is deemed to be) a Parent Common Units Election with respect to eighty percent (80%) or more of the shares of Class A Stock to be issued in the Pre-Closing Dividend, then, at Parent’s election, all shares of Class A Stock that are issued in the Pre-Closing Dividend shall be exchanged for Parent Common Units in the Parent Common Units Exchange regardless of whether a Parent Common Units Election is made with respect to any such shares of Class A Stock; provided that Parent provides the Company notice of such election at least one (1) Business Day prior to the Charter Effective Date; and (ii) in the event that there is (or is deemed to be) a Parent Common Units Election with respect to ninety percent (90%) or more of the shares of Class A Stock to be issued in the Pre-Closing Dividend, then all shares of Class A Stock that are issued in the Pre-Closing Dividend shall be exchanged for Parent Common Units in the Parent Common Units Exchange regardless of whether a Parent Common Units Election is made with respect to any such shares of Class A Stock.

Section 1.09. Payment Procedures. The first sentence of Section 2.09(c) of the Agreement is hereby amended to replace the term “Pre-Closing Dividend Date” with the term “Charter Closing Date” in both of the instances in which such term is used.

Section 1.10. Fractional Shares. The third sentence of Section 2.09(h) of the Agreement is hereby amended to replace the term “Pre-Closing Dividend Date” with the term: (i) “Charter Closing Date” in the first instance in which such term is used and (ii) “Pre-Closing Dividend Declaration Date” in the second instance in which such term is used.

Section 1.11. Required Governmental Approvals. Each of Section 3.05(a) and Section 4.04(a) of the Agreement is hereby amended and restated in its entirety as follows: “the filing and recordation of the Charter

Amendment, the Certificate of Designations and the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business,”.

Section 1.12. Ownership of Company Shares. Section 4.25 of the Agreement is hereby amended to replace the words “the Excluded Shares (as defined in the Voting Agreement) or the Class B Stock to be owned by them following the Class B Exchange” with the words “the Excluded Shares (as defined in the Voting Agreement), the Series B Preferred Stock to be owned by them following the Class B Exchange or the Class B Stock to be owned by them following the Charter Amendment”.

Section 1.13. Company Interim Conduct of Business. Section 5.01(a)(iv)(A)(3) of the Agreement is hereby amended and restated in its entirety as follows: “the issuance of shares of Series B Preferred Stock or Class B Stock in connection with the Transactions)”.

Section 1.14. Proxy Statement, Schedule 13E3, Form F-4 and Form S-4. The last sentence of Section 6.02(a) of the Agreement is hereby amended and restated in its entirety as follows: “The Company will also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Series B Preferred Stock, Class A Stock, Class B Stock, Class B-1 Stock or Class C Stock in the Transactions.”

Section 1.15. Definitions. Section 1.01 of the Agreement is hereby amended as follows:

(a) Aggregate Cash Dividend Amount. The definition of “Aggregate Cash Dividend Amount” is hereby amended to replace (i) the word “declare” with the word “pay” and (ii) the word “declaration” with the word “payment”.

(b) Class B-1 Stock. The following definition of “Class B-1 Stock” is hereby inserted after the definition of “Class B Stock” and prior to the definition of “Class C Stock”: “‘Class B-1 Stock’ shall mean the Class B-1 stock, par value $0.01 per share, of the Company following the Charter Amendment.”

(c) Merger Share Number. The following definition of “Merger Share Number” is hereby inserted after the definition of “Merger Consideration Amount” and prior to the definition of “NASDAQ”: “‘Merger Share Number’ shall mean the outstanding number of Company Shares (excluding Company Restricted Stock but including the number of Company Shares deemed issued in respect of In-the-Money Company Options pursuant to Section 2.07(d)(i)) immediately prior to the Merger on the Merger Closing Date (which, for the avoidance of doubt, shall not include Company Shares that are exchanged for shares of Series B Preferred Stock pursuant to the Class B Exchange or shares of Class B Stock).”.

(d) Per Share Merger Consideration. The definition of “Per Share Merger Consideration” is hereby amended to replace the term “Pre-Closing Dividend Share Number” with the term “Merger Share Number”.

(e) Pre-Closing Dividend Declaration Date. The definition of “Pre-Closing Dividend Date” is hereby deleted in its entirety and replaced with the following: “‘Pre-Closing Dividend Declaration Date’ shall have the meaning set forth in Section 2.03(b).”.

(f) Pre-Closing Dividend Share Number. The definition of “Pre-Closing Dividend Share Number” is hereby amended to: (i) replace the words “Pre-Closing Dividend Date” with the words “Pre-Closing Dividend Declaration Date” and (ii) amend and restate in its entirety the second parenthetical in such definition as follows: “(which, for the avoidance of doubt, shall not include Company Shares that are exchanged for shares of Series B Preferred Stock pursuant to the Class B Exchange)”.

Section 1.16. Index of Defined Terms. Section 1.02 of the Agreement is hereby amended to delete the terms “Mailing Date” and “Election Form Record Date” from the Index of Defined Terms.

Section 1.17. Cross-References. Each of the cross-references in the Agreement that is listed in the left column of the table below is hereby amended and replaced with the cross-reference that is listed in the same row in the column immediately to its right in the table below for all purposes of the Agreement:

Existing Cross-Reference	Replacement Cross-Reference
Section 2.03(a)	Section 2.03(c)
Section 2.03(b)	Section 2.03(a)
Section 2.03(c)	Section 2.03(d)
Section 2.03(d)	Section 2.03(b)
Section 2.03(d)(1)	Section 2.03(b)(1)
Section 2.03(d)(2)	Section 2.03(b)(2)
Section 2.03(d)(2)(A)	Section 2.03(b)(2)(A)

Section 1.18. Effects of Amendment. As of and after the date hereof, each reference in the Agreement to “this Agreement,” “hereunder,” “herein,” “hereby,” or words of like import referring to the Agreement, and each reference to the Agreement in the exhibits and schedules thereto (including, without limitation, the Company Disclosure Letter and the Parent Disclosure Letter), shall mean and be a reference to the Agreement as amended by this Amendment. For the avoidance of doubt, however, each reference in the Agreement to “the date of this Agreement”, “the date hereof” or words of like import referring to the date of the Agreement, shall mean and be a reference to March 26, 2018, the date of the Agreement. Except as expressly amended by this Amendment, each term, provision and condition of the Agreement survives, remains unchanged and shall continue in full force and effect.

Section 1.19. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

Section 1.20. Entire Agreement. The Agreement as amended by this Amendment, and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein or in the Agreement, including the Exhibits to the Merger Agreement and the Annexes hereto, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of the Agreement and shall continue in full force and effect until the earlier to occur of (a) the Merger Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

Section 1.21. Governing Law. Subject to Section 9.09(c) of the Agreement, this Amendment, the Agreement as amended by this Amendment, and the other Transaction Agreements, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Amendment, the Agreement as amended by this Amendment, or the other Transaction Agreements, or the negotiation, execution or performance of this Amendment, the Agreement as amended by this Amendment, or the other Transaction Agreements, shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

Section 1.22. General Provisions. The provisions of Article IX (General Provisions) of the Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Agreement as amended by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page immediately follows]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their respective duly authorized officers to be effective as of the date first above written.

PARENT:

BROOKFIELD PROPERTY PARTNERS L.P.

By:	/s/ Brian Kingston
Name:	Brian Kingston
Title:	Authorized Signatory

ACQUISITION SUB:

GOLDFINCH MERGER SUB CORP.

By:	/s/ Brian Kingston
Name:	Brian Kingston
Title:	Chief Executive Officer

THE COMPANY:

GGP INC.

By:	/s/ Sandeep Mathrani
Name:	Sandeep Mathrani
Title:	Chief Executive Officer

[Signature Page to Amendment to Agreement and Plan of Merger]

Annex 1

EXHIBIT A

Form of Amended & Restated Certificate of Incorporation

(see attached)

Annex 2

EXHIBIT E

Form of Certificate of Designations

(see attached)

Annex B

Exhibit A to Annex A, as Updated

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GGP INC.

The present name of the Corporation is GGP Inc. The Corporation was incorporated under the name “New GGP, Inc.” by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on July 1, 2010, which Certificate of Incorporation was amended and restated, and the name of the Corporation was changed to General Growth Properties, Inc., in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (“DGCL”), by the filing of an Amended and Restated Certificate with the Secretary of State of the State of Delaware on November 9, 2010. The Amended and Restated Certificate of Incorporation of the Corporation was further amended by a Certificate of Amendment filed January 17, 2017 to change the name of the Corporation to GGP Inc., effective January 27, 2017. The Amended and Restated Certificate of Incorporation of the Corporation was amended and restated by the Second Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on May 17, 2017.

In accordance with Sections 242 and 245 of the DGCL, the Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

The name of the corporation (which is referred to herein as the “Corporation”) shall be Brookfield Property REIT Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808, County of New Castle. The name of the Corporation’s registered agent at such address is Corporation Service Company. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

A. Definitions. The following definitions shall for all purposes, unless otherwise clearly indicated to the contrary, apply to the terms used in this Third Amended and Restated Certificate of Incorporation, as it may be amended from time to time in accordance herewith (the “Certificate of Incorporation”).

“Average Market Capitalization” shall mean, for any period of time, the arithmetic mean of the Market Capitalizations for such period.

“BAM” shall mean Brookfield Asset Management Inc., a corporation organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005, and shall be deemed to refer to all successors, including, without limitation, by operation of law.

“Beneficial Ownership” shall mean ownership of shares of Capital Stock by a Person, whether the interest in such shares is held directly or indirectly (including by a nominee), and shall include shares of Capital Stock that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms “Beneficial Owner,” “Beneficially Owns,” “Beneficially Own,” and “Beneficially Owned” shall have correlative meanings.

“Beneficiary” shall mean, with respect to any Trust, one or more organizations described in each of Section 501(c)(3), Section 170(b)(1)(A) (other than clauses (vii) or (viii) thereof) and Section 170(c)(2) of the Code that are named by the Corporation as the beneficiary or beneficiaries of such Trust, in accordance with the provisions of subsection G(1) of Article XIV.

“Board of Directors” shall mean the Board of Directors of the Corporation.

“BPI” shall mean Brookfield Properties, Inc., a Delaware corporation, and shall be deemed to refer to all successors, including, without limitation, by operation of law.

“BPY” shall mean Brookfield Property Partners L.P., a Bermuda limited partnership, and shall be deemed to refer to all successors, including, without limitation, by operation of law.

“BPY Distributed Right” shall have the meaning as provided in clause (2) of the definition of “Conversion Factor” below.

“BPY GP” shall mean Brookfield Property Partners Limited, an exempted company existing under the laws of Bermuda.

“BPY Liquidation Event” shall have the meaning as provided in subsection C(4)(a) of Article IV.

“BPY Reference Property” shall have the meaning as provided in subsection C(3)(h) of Article IV.

“BPY Specified Event” shall have the meaning as provided in subsection C(3)(h) of Article IV.

“BPY Unit” shall mean a limited partnership interest in BPY representing a fractional part of all the limited partner interests in BPY, which is designated as a “Unit”, and shall include any limited partnership interest or other equity interest of BPY or any successor to BPY into which such BPY Unit is converted or for which such Unit is exchanged.

“BPY Unit of Reference Property” shall have the meaning as provided in subsection C(3)(h) of Article IV.

“BPY Unit Value” shall mean, with respect to a BPY Unit on a particular date, the market price of a BPY Unit on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) (A) if the BPY Units are listed on a U.S. National Securities Exchange, the closing price per BPY Unit (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange or (B) if the BPY Units are listed on a non-U.S. National Securities Exchange, the U.S. dollar equivalent (calculated as of the Close of Business of such date) of the closing price per BPY Unit (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange; (ii) if the BPY Units are not listed or admitted to trading on any National Securities Exchange, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iii) if the BPY Units are not so quoted, the average of the mid-point of the last bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Corporation for such purpose or (iv) if none of the conditions set forth in clauses (i), (ii) or (iii) is met, then the amount that a holder of one BPY Unit would receive if each of the assets of BPY were sold for its fair market value on such date, BPY were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its partners in accordance with the terms of its partnership agreement.

“BPY Units Amount” shall mean, with respect to Tendered Class A Shares, a number of BPY Units equal to the product of (a) the number of Tendered Class A Shares multiplied by (b) the Conversion Factor in effect on the Valuation Date with respect to such Tendered Class A Shares.

“Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Bylaws” shall mean the Bylaws of the Corporation, as amended from time to time in accordance with the terms of this Certificate of Incorporation and the Bylaws.

“Capital Stock” shall mean the Class A Stock, Class B Stock, Class B-1 Stock, Class C Stock, the Common Stock and the Preferred Stock.

“Cash Amount” shall mean with respect to Tendered Class A Shares, an amount in cash equal to the product of (a) the BPY Units Amount as of the Specified Exchange Date multiplied by (b) the BPY Unit Value as of the Valuation Date with respect to such Tendered Class A Shares.

“Certificate of Incorporation” shall have the meaning as provided in Section A of Article IV.

“Class A Distributed Right” shall have the meaning as provided in the definition of “Conversion Factor” below.

“Class A Dividend” shall have the meaning as provided in subsection C(1)(a) of Article IV.

“Class A Share” shall mean a share of Class A Stock.

“Class A Shareholder” shall have the meaning as provided in subsection C(3)(a) of Article IV.

“Class A Stock” shall have the meaning as provided in Section B of Article IV.

“Class A Stock Value” shall mean, with respect to a Class A Share on a particular date, the market price of a Class A Share on such date, or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) (A) if the Class A Shares are listed on a U.S. National Securities Exchange, the closing price per Class A Share (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange or (B) if the Class A Shares are listed on a non-U.S. National Securities Exchange, the U.S. dollar equivalent (calculated as of the Close of Business of such date) of the closing price per Class A Share (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange; (ii) if the Class A Shares are not listed or admitted to trading on any National Securities Exchange, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iii) if the Class A Shares are not so quoted, the average of the mid-point of the last bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Corporation for such purpose or (iv) if none of the conditions set forth in clauses (i), (ii), or (iii) is met then the amount that a holder of one Class A Share would receive if each of the assets of the Corporation were sold for its fair market value on such date, the Corporation were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its stockholders in accordance with the terms of this Certificate of Incorporation.

“Class B Liquidation Amount” shall have the meaning as provided in subsection C(1)(b) of Article IV.

“Class B Stock” shall have the meaning as provided in Section B of Article IV.

“Class B-1 Stock” shall have the meaning as provided in Section B of Article IV.

“Class C Stock” shall have the meaning as provided in Section B of Article IV.

“Close of Business” shall mean 5:00 p.m., New York City time.

“Code” shall mean the Internal Revenue Code of 1986, as amended, or any successor statute.

“Commission” shall mean the United States Securities and Exchange Commission.

“Common Stock” shall have the meaning as provided in Section B of Article IV.

“Constructive Ownership” shall mean ownership of shares of Capital Stock by a Person whether the interest in such shares is held directly or indirectly (including through a nominee), and shall include shares of Capital Stock that would be treated as owned through the application of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns,” “Constructively Own,” and “Constructively Owned” shall have correlative meanings.

“Constructive Ownership Limit” shall mean 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of Capital Stock, as may be adjusted pursuant to subsection H of Article XIV.

“Conversion Factor” shall mean 1.0; provided that in the event that:

(1) BPY (a) declares or pays a dividend or a distribution on its outstanding BPY Units wholly or partly in BPY Units or makes a distribution to all or substantially all holders of its outstanding BPY Units wholly or partly in BPY Units; (b) splits or subdivides its outstanding BPY Units or (c) effects a reverse unit split or otherwise combines or reclassifies its outstanding BPY Units into a smaller number of BPY Units, then the Conversion Factor shall be adjusted by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction, (x) the numerator of which shall be the number of BPY Units issued and outstanding as of the Close of Business on the Record Date for such dividend, distribution or Effective Date for such split, subdivision, reverse split, combination, or reclassification as applicable (assuming for such purpose that such dividend, distribution, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of BPY Units (determined without the above assumption) issued and outstanding as of the Close of Business on the Record Date or Effective Date, as applicable, for such distribution, split, subdivision, reverse split, combination or reclassification.

Any adjustment under this clause (1) shall become effective immediately after the Open of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such dividend or distribution of the type described in this clause (1) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date the BPY GP determines not to pay such dividend or distribution, to the Conversion Factor that would be in effect if such dividend or distribution had not been declared.

(2) BPY distributes any rights, options or warrants to all or substantially all holders of its BPY Units to convert into, exchange for or subscribe for or to purchase or to otherwise acquire BPY Units (or other securities or rights convertible into, exchangeable for or exercisable for BPY Units), whether or not any such right, option or warrant is immediately exercisable at a price per unit that is less than the average of the BPY Unit Value of a BPY Unit for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (each a “BPY Distributed Right”), then, as of the Record Date of such BPY Distributed Rights or, if later, the time such BPY Distributed Rights become exercisable, the Conversion Factor shall be adjusted by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (a) the numerator of which shall be the number of BPY Units issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such BPY Distributed Rights become exercisable) plus the maximum number of BPY Units deliverable or purchasable under such BPY Distributed Rights and (b) the denominator of which shall be the number of BPY Units issued and outstanding as of the Close of Business on the Record Date plus a fraction (x) the numerator of which is the minimum aggregate purchase price under such BPY Distributed Rights of the maximum number of BPY Units purchasable under such BPY Distributed Rights and (y) the denominator of which is the average of the BPY Unit Value of a BPY Unit for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such BPY Distributed Rights become exercisable); provided, however, that, if any such BPY Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the BPY Distributed Rights, to reflect a reduced maximum number of BPY Units or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (2) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date for such issuance. To the extent that the BPY Units are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be decreased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of BPY Units actually delivered. If such rights, options or warrants are not so issued, the Conversion Factor shall be decreased, effective as of the date the BPY GP determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining whether any rights, options or warrants entitle holders of BPY Units to subscribe for or to purchase or to otherwise acquire BPY Units (or other securities or rights convertible into, exchangeable for or exercisable for BPY Units) at a price per unit that is less than the average of the BPY Unit Value of a BPY Unit for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the minimum aggregate purchase price under such BPY Distributed Rights, there shall be taken into account any consideration received by BPY for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the BPY GP.

(3) (A) BPY shall, by dividend or otherwise, distribute to all or substantially all holders of BPY Units evidences of its indebtedness or assets (including securities, but excluding all dividends and distributions paid exclusively in cash, dividends and distributions referred to in subsection (1) or (2) above or any Spin-off referred to in clause 3(B) below) or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities, then the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (a) the numerator of which shall be the average of the BPY Unit Value of a BPY Unit over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Record Date and (b) the denominator of which shall be the average of the BPY Unit Value of a BPY Unit over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Record Date less the fair market value on the Record Date (as determined by the BPY GP) of the portion of the evidences of indebtedness or assets, rights, options or warrants so distributed applicable to one BPY Unit.

Any adjustment made under this clause (3)(A) will become effective immediately after the Open of Business on the Record Date for such distribution. If such distribution is not paid or made, the Conversion Factor shall be decreased, effective as of the date the BPY GP determines not to pay or make such distribution, to be the Conversion Factor that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if the fair market value (as determined by the BPY GP) of the portion of the evidences of indebtedness or assets, rights, options or warrants distributable to one BPY Unit is equal to or greater than the average BPY Unit Value referenced above in this clause (3)(A), in lieu of the foregoing adjustment, each Class A Shareholder shall receive from the Corporation, in respect of each share of Class A Stock, a distribution of cash payable out of the funds legally available therefor (at the same time as holders of the BPY Units), that in the determination of the Corporation, is comparable as a whole in all material respects with the amount of BPY indebtedness or assets or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities that such holder would have received if such holder owned a number of BPY Units equal to the Conversion Factor in effect on the Record Date.

(B) With respect to an adjustment pursuant to this clause (3) where there has been a Spin-off relating to BPY, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (a) the numerator of which shall be the average of the Last Reported Sale Prices of the capital stock or similar equity interest distributed to BPY Unit holders over the Valuation Period plus the average of the BPY Unit Value of a BPY Unit over the Valuation Period and (b) the denominator of which shall be the average of the BPY Unit Value of a BPY Unit over the Valuation Period; provided that, if the Corporation elects to pay cash in lieu of making an adjustment to the Conversion Factor provided by this clause 3(B), the Corporation shall be required to pay and the Class A Shareholders shall be entitled to receive, cash to the Class A Shareholders on the third (3rd) Business Day immediately following the last Trading Day of the Valuation Period in an amount calculated by multiplying the BPY Unit Value on the Record Date by the amount of the incremental increase in the Conversion Factor.

Any adjustment pursuant to this clause (3)(B) will be made immediately after the Close of Business on the last Trading Day of the Valuation Period, but will be given effect as of the Open of Business on the Record Date for such Spin-off. Notwithstanding the foregoing, in respect of any exchange during the Valuation Period, references above to “ten (10) consecutive Trading Days” shall be deemed to be replaced with such lesser number of Trading Days as have elapsed between the Record Date of such Spin-off and the Trading Day immediately preceding the Specified Exchange Date in determining the Conversion Factor. If any such Spin-off does not occur, the Conversion Factor shall be decreased, effective as of the date the BPY GP determines not to proceed with the Spin-off, to be the Conversion Factor that would then be in effect if such Spin-off had not been pursued.

(4) BPY pays any cash dividend or distribution to all or substantially all holders of BPY Units in excess of any cash dividend or distribution the Corporation pays to all or substantially all Class A Shareholders during any calendar quarter, then the Conversion Factor shall be adjusted by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (a) the numerator of which is the BPY Unit Value of a BPY Unit on the Trading Day immediately preceding the Record Date and (b) the denominator of which is the BPY Unit Value of a BPY Unit on the Trading Day immediately preceding the Record Date less the Excess Cash for such quarter; provided, however, if and when the Class A Shareholders receive the full amount of the Class A Dividend for the current quarter and all prior periods, then the Conversion Factor shall be decreased to the Conversion Factor that would have been in effect had no Excess Cash been paid.

Any adjustment under this clause (4) shall become effective immediately after the Open of Business on the Record Date for such dividend or distribution. If no such excess is or will be actually paid to holders of BPY Units, the Conversion Factor shall be decreased, effective as of the date the BPY GP determines not to make or pay such dividend or distribution, to be the Conversion Factor that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if the Excess Cash is equal to or greater than the BPY Unit Value of a BPY Unit on the Trading Day immediately preceding the Record Date, in lieu of the foregoing adjustment, each Class A Shareholder shall receive from the Corporation out of funds legally available therefor, in respect of each share of Class A Stock, at the same time and upon the same terms as holders of the BPY Units, the Excess Cash that such holder would have received if such holder owned a number of BPY Units equal to the Conversion Factor on the Record Date.

(5) BPY or one of its subsidiaries shall make a payment in respect of a tender or exchange offer for the BPY Units, to the extent that the cash and value of any other consideration included in the payment per BPY Unit exceeds the average of the BPY Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Date”), then the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Trading Day next succeeding the Expiration Date by a fraction (a) the numerator of which shall be the aggregate value of all cash and any other consideration (as determined by the Corporation) paid or payable for BPY Units purchased or exchanged in such tender or exchange offer plus the average of the BPY Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date multiplied by the number of BPY Units issued and outstanding immediately after the Expiration Date (after giving effect to the purchase of all BPY Units accepted for purchase or exchange in such tender or exchange offer, without duplication), and (b) the denominator of which is the number of BPY Units issued and outstanding immediately prior to the Expiration Date (before giving effect to the purchase of the BPY Units accepted for purchase or exchange in such tender or exchange offer) multiplied by the average of the BPY Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date.

Any adjustment under this clause (5) will be made at the Close of Business on the tenth (10th) Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date and shall be given effect as of the Open of Business on the day next succeeding the Expiration Date.

Notwithstanding the foregoing, in respect of any exchange during the Valuation Period, references above to “ten (10) consecutive Trading Days” shall be deemed to be replaced with such lesser number of Trading Days as have elapsed between the Expiration Date and the Trading Day immediately preceding the Specified Exchange Date in determining the Conversion Factor.

(6) the Corporation (a) declares or pays a dividend on its outstanding Class A Stock wholly or partly in Class A Shares or makes a distribution to all or substantially all holders of its outstanding Class A Shares wholly or partly in Class A Shares; (b) splits or subdivides its outstanding Class A Shares or (c) effects a reverse stock split or otherwise combines or reclassifies its outstanding Class A Shares into a smaller number of Class A Shares, then the Conversion Factor shall be adjusted by multiplying the Conversion Factor in effect prior to the Open of Business on the Record Date by a fraction, (x) the numerator of which shall be the actual number of Class A Shares issued and outstanding immediately prior to the Open of Business on the Record Date for such dividend or distribution or Effective Date for such split, subdivision, reverse split combination or reclassification, as applicable, without taking into account such dividend, distribution, split subdivision, reverse split combination or reclassification, and (y) the denominator of which shall be the number of Class A Shares issued and outstanding immediately after the Open of Business on the Record Date or Effective Date, as applicable, for such dividend, distribution, split, subdivision, reverse split combination or reclassification (assuming for such purpose that such dividend, distribution, split, subdivision, reverse split combination or reclassification has occurred as of such time).

Any adjustment under this clause (6) shall become effective immediately after the Open of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the Effective Date for such share split, subdivision, combination or reclassification, as applicable. If such dividend or distribution of the type described in this clause (6) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date the Board of Directors of the Corporation determines not to pay such dividend or distribution, to the Conversion Factor that would be in effect if such dividend or distribution had not been declared;

(7) the Corporation distributes any rights, options or warrants to all or substantially all holders of its Class A Stock to subscribe for or to purchase or to otherwise acquire Class A Shares (or other securities or rights convertible into, exchangeable for or exercisable for Class A Shares) at a price per share that is less than the average of the Class A Stock Value of a Class A Share for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (each a “Class A Distributed Right”), then, as of the Record Date of such Class A Distributed Rights or, if later, the time such Class A Distributed Rights become exercisable, the Conversion Factor shall be adjusted by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (a) the numerator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date plus a fraction (x) the numerator of which is the minimum aggregate purchase price under such Class A Distributed Rights of the maximum number of Class A Shares deliverable or purchasable under such Class A Distributed Rights and (y) the denominator of which is the average of the Class A Stock Value of a Class A Share for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such Class A Distributed Rights become exercisable) and (b) the denominator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) plus the maximum number of shares Class A Stock purchasable under such Class A Distributed Rights; provided, however, that, if any such Class A Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the Class A Distributed Rights, to reflect a reduced maximum number of Class A Shares or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (7) will be successively made whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date for such issuance. To the extent that the Class A Stock is not and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be increased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Class A Stock actually delivered. If such rights, options or warrants are not and will not be so issued, the Conversion Factor shall be increased, effective as of the date the Board of Directors of the Corporation determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining whether any rights, options or warrants entitle Class A Shareholders to subscribe for or to purchase or to otherwise acquire Class A Stock (or other securities or rights convertible into, exchangeable for or exercisable for Class A Stock) at a price per share that is less than the average of the Class A Stock Value of a share of Class A Stock for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the minimum aggregate purchase price of such shares of Class A Stock, there shall be taken into account any consideration received by the Corporation for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors; and

Any adjustment to the Conversion Factor shall be calculated up to four (4) decimal places. Within ten (10) Business Days of the effectiveness of any adjustment or readjustment of the Conversion Factor, the Corporation shall make a public announcement of such adjustment or readjustment.

Notwithstanding the foregoing, the Conversion Factor shall not be adjusted in connection with (a) an event described in clauses (1) through (5) above if, in connection with such event, the Corporation makes a distribution of cash, Class A Stock, BPY Units and/or rights, options or warrants to acquire Class A Stock and/or BPY Units with respect to all applicable Class A Stock or effects a reverse split of, or otherwise combines or makes an offer for, the Class A Stock, as applicable, that, in the determination of the Corporation, is comparable as a whole in all material respects with such event or (b) an event described in clauses (6) through (7) above if, in connection with such event, BPY makes a distribution of cash, Class A Stock, BPY Units and/or rights, options or warrants to acquire Class A Stock and/or BPY Units with respect to all applicable BPY Units or effects a reverse split of, or otherwise combines or makes an offer for, the BPY Units, as applicable, that, in the determination of the Corporation, is comparable as a whole in all material respects with such event.

“Corporation” shall have the meaning as provided in Article I of this Certificate of Incorporation.

“Corporation Reference Property” shall have the meaning as provided in subsection C(3)(i) of Article IV.

“Corporation Specified Event” shall have the meaning as provided in subsection C(3)(i) of Article IV.

“Corporation Unit of Reference Property” shall have the meaning as provided in subsection C(3)(i) of Article IV.

“Covered Person” shall have the meaning as provided in Article VII of this Certificate of Incorporation.

“Designated Proxy Firm” shall have the meaning as provided in subsection G(4) of Article XIV.

“DGCL” shall have the meaning as provided in the recitals of this Certificate of Incorporation.

“Dividend Coverage Ratio” shall mean, at any time, a ratio of (a) the Corporation’s funds from operations, as calculated in accordance with the definition of funds from operations used by the National Association of Real Estate Investment Trusts, for the immediately preceding fiscal quarter, to (b) the product of (i) the amount of the most recent regular quarterly distribution declared by BPY on each BPY Unit, times (ii) the number of shares of Class A Stock outstanding at such time.

“Effective Date” shall mean the first date on which the BPY Units or Class A Stock, as applicable, trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant unit or share split, subdivision, reserve split, combination or reclassification, as applicable.

“Excess Cash” shall mean the amount in cash that is equal to the amount of the cash dividend or distribution on a BPY Unit in excess of the cash dividend or distribution on a Class A Share during a quarter.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Right” shall have the meaning as provided in subsection C(3)(a) of Article IV.

“Expiration Date” shall have the meaning as provided in clause (5) of the definition of “Conversion Factor” above.

“GGP OP” shall mean GGP Operating Partnership, LP, a Delaware limited partnership, and shall be deemed to refer to all successors, including, without limitation, by operation of law.

“Investment Agreements” shall mean (i) that certain Amended and Restated Cornerstone Investment Agreement, effective as of March 31, 2010, by and between General Growth Properties, Inc. and REP Investments LLC, (ii) that certain Amended and Restated Stock Purchase Agreement, effective as of March 31, 2010, by and between General Growth Properties, Inc. and The Fairholme Fund and Fairholme Focused Income Fund and (iii) that certain Amended and Restated Stock Purchase Agreement, effective as of March 31, 2010, by and between General Growth Properties, Inc. and Pershing Square Capital Management, L.P., on behalf of Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd. and Pershing Square International V, Ltd.; each as may be further amended or modified from time to time.

“Last Reported Sale Price” shall mean, with respect to a security on a particular date, the market price of such security on such date, or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) (A) if such security is listed on a U.S. National Securities Exchange, the closing price per security (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange or (B) if such security is listed on a non-U.S. National Securities Exchange, the U.S. dollar equivalent (calculated as of the Close of Business of such date) of the closing price per security (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange; (ii) if such security is not listed or admitted to trading on any National Securities Exchange, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; or (iii) if such security is not so quoted, the average of the mid-point of the last bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Corporation for such purpose.

“Liquidation Event” shall have the meaning as provided in subsection C(4)(a) of Article IV.

“Market Capitalization” shall mean, for any particular Trading Day, the Class A Stock Value multiplied by the number of shares of Class A Stock outstanding on such Trading Day.

“Market Capitalization Liquidation Event” shall have the meaning as provided in subsection C(4)(a) of Article IV.

“Market Price” on any date shall mean the fair market value of the relevant Capital Stock, as determined in good faith by the Board of Directors.

“National Securities Exchange” shall mean an exchange registered with the Commission under Section 6(a) of the Exchange Act, any other domestic exchange, whether or not so registered, or the Toronto Stock Exchange.

“Non-Transfer Event” shall mean an event, other than a purported Transfer, that would cause any Person to Beneficially Own shares of Capital Stock in excess of the Stock Ownership Limit or Constructively Own shares of Capital Stock in excess of the Constructive Ownership Limit. Non-Transfer Events include, but are not limited to, (i) the granting of any option or entering into any agreement for the sale, transfer, or other disposition of shares of Capital Stock, (ii) the sale, transfer, assignment, or other disposition of any securities or rights convertible into or exchangeable for shares of Capital Stock, (iii) a Person purchasing or otherwise acquiring an interest in a Person which Beneficially Owns shares of Capital Stock, or (iv) a redemption, repurchase, restructuring or similar transaction with respect to a person that Beneficially Owns shares of Capital Stock.

“Notice of Exchange” shall mean a Notice of Exchange substantially in the form set forth on Exhibit A hereto.

“Open of Business” shall mean 9:00 a.m., New York City time.

“Permitted Transferee” shall mean any Person designated as a Permitted Transferee in accordance with the provisions of subsection G(5) of Article XIV.

“Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust, a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock corporation, or other entity.

“Preferred Stock” shall have the meaning as provided in Section B of Article IV.

“Preferred Stock Designation” shall have the meaning as provided in Section D of Article IV.

“Proceeding” shall have the meaning as provided in Article VII.

“Prohibited Owner” shall mean, with respect to any purported Transfer or Non-Transfer Event, any Person who, but for the provisions of subsection B of Article XIV hereof, would (i) Beneficially Own shares of Capital Stock in excess of the Stock Ownership Limit (but such Person will be considered a Prohibited Owner only with respect to those shares in excess of the applicable limit), (ii) Constructively Own shares of Capital Stock in excess of the Constructive Ownership Limit (but such Person will be considered a Prohibited Owner only with respect to those shares in excess of the applicable limit), (iii) cause the shares of Capital Stock to be beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code), (iv) cause the Corporation to be “closely held” within the meaning of Section 856(h) of the Code, or (v) cause the Corporation or any of its Subsidiaries to Constructively Own 9.9% or more of the ownership interests in a tenant of the Corporation’s or a Subsidiary’s real property, within the meaning of Section 856(d)(2)(B) of the Code, and if appropriate in the context, shall also mean any Person who would own record title to shares of Capital Stock that the Prohibited Owner would have so owned.

“Record Date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of BPY Units and/or Class A Stock have the right to receive any cash, securities, assets or other property or in which BPY Units and/or Class A Stock are exchanged for or converted into any combination of securities, cash, assets or other property, the date fixed for determination of holders of BPY Units and/or Class A Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or the BPY GP, as applicable, or a duly authorized committee thereof, statute, contract or otherwise).

“REIT” shall mean a real estate investment trust under Sections 856 through 860 of the Code.

“REIT Requirements” shall mean the requirements contained in Sections 856 through 860 of the Code which must be satisfied in order for the Corporation to qualify as a REIT.

“Restriction Termination Date” shall mean the first day after the date on which the Board of Directors determines that it is no longer in the best interests of the Corporation to qualify as a REIT.

“Rights Agent” shall mean Wilmington Trust, National Association or any successor thereto as rights agent for the Secondary Exchange Amount.

“Rights Agreement” shall mean that certain Rights Agreement, dated as of April 27, 2018, by and between BAM and the Rights Agent as it may be amended or modified from time to time in accordance with the terms thereof.

“Secondary Exchange Amount” shall mean the BPY Units Amount or, at the election of BAM, the Cash Amount, in each case, on the terms and subject to the conditions of the Rights Agreement.

“Secondary Exchange Date” shall mean with respect to any Class A Share, the date that is two (2) Business Days following the applicable Specified Exchange Date with respect to such Class A Share.

“Secondary Exchange Right” shall have the meaning set forth in subsection C(3)(b) of Article IV.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Series B Certificate of Designations” shall mean that certain Certificate of Designations setting forth the powers, designations, preferences and other special rights of the Series B Preferred Stock (but not the Class B-1 Stock), as filed with the Secretary of State of the State of Delaware, which Series B Certificate of Designations shall have no force or effect as of the date of this Third Amended and Restated Certificate of Incorporation of the Corporation.

“Shares-in-Trust” shall mean any shares of Capital Stock designated Shares-in-Trust pursuant to subsection B of Article XIV.

“Specified Exchange Date” shall mean, with respect to each Notice of Exchange, the tenth (10th) Business Day following the delivery of such Notice of Exchange to the Corporation.

“Spin-off” shall mean a payment by BPY of a dividend or other distribution on the equity interests of an entity of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit of such entity, that are, or, when issued, will be, listed or admitted for trading on a U.S. National Securities Exchange.

“Stock Ownership Limit” shall mean 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of Capital Stock, as may be adjusted pursuant to subsection H of Article XIV.

“Subsidiary” shall have the meaning set forth in subsection A(4) of Article XIV.

“Tendered Class A Shares” shall have the meaning as provided in subsection C(3)(a) of Article IV.

“Tendering Class A Shareholder” shall have the meaning as provided in subsection C(3)(a) of Article IV.

“Trading Day” shall mean a day on which (a) trading in the BPY Units or Class A Stock, as applicable, generally occurs on a National Securities Exchange or, if the BPY Units or Class A Stock, as applicable, are not then listed on a National Securities Exchange, on the principal other market on which the BPY Units or Class A Stock, as applicable, are then traded and (b) a Last Reported Sale Price for the BPY Units or Class A Stock, as applicable, is available on such securities exchange or market. If the BPY Units or Class A Stock, as applicable, are not so listed or traded, “Trading Day” means a “Business Day.”

“Transfer” (as a noun) shall mean any issuance, sale, transfer, gift, assignment, devise, or other disposition of shares of Capital Stock, whether voluntary or involuntary, whether of record, constructively or beneficially, and whether by operation of law or otherwise. “Transfer” (as a verb) shall have the correlative meaning.

“Trust” shall mean any separate trust created pursuant to subsection B of Article XIV and administered in accordance with the terms of subsection G of Article XIV, for the exclusive benefit of any Beneficiary.

“Trustee” shall mean any Person or entity that is not an affiliate of either the Corporation or any Prohibited Owner, such Trustee to be designated by the Corporation to act as trustee of any Trust, or any successor trustee thereof.

“Valuation Date” shall mean the date of receipt by the Corporation of a Notice of Exchange or, if such date is not a Business Day, the first (1st) Business Day thereafter.

“Valuation Period” shall mean, with respect to any Spin-off, the ten (10) consecutive Trading Day period commencing on, and including, the Record Date of the Spin-off.

“Voting Stock” shall have the meaning as provided in subsection C(2)(e) of Article VI.

“VWAP” shall mean, for any security as of any date, the dollar volume-weighted average price for such security during the relevant period, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “BPY <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume-weighted average price is unavailable, the market value of such security on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Corporation).

B. Classes and Number of Shares. The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is Eleven Billion Five Hundred Million (11,500,000,000) shares, consisting of (i) Five Hundred Million (500,000,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which, pursuant to Paragraph D of this Article IV, Eleven Million Five Hundred Thousand (11,500,000) shares are designated as “6.375% Series A Cumulative Redeemable Preferred Stock” and Four Hundred Twenty Five Million (425,000,000) are designated as “Series B Preferred Stock” (and which Series B Preferred Stock shall be hereafter known as the “Class B Stock”, and shall have solely the rights, powers, preferences and other terms of the Class B Stock as set forth herein), (ii) Nine Hundred Sixty Five Million (965,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”), (iii) Four Billion Five Hundred Seventeen Million Five Hundred Thousand (4,517,500,000) shares of class A stock, par value $0.01 per share (the “Class A Stock”), (iv) Four Billion Five Hundred Seventeen Million Five Hundred Thousand (4,517,500,000) shares of class B-1 stock, par value $0.01 per share (the “Class B-1 Stock”) and (v) One Billion (1,000,000,000) shares of class C stock, par value $0.01 per share (the “Class C Stock”).

C. Class A Stock, Class B Stock, Class C Stock and Common Stock. The rights, preferences, privileges, restrictions and other matters relating to the Class A Stock, Class B Stock, Class C Stock and Common Stock are as follows:

(1) Dividend Rights. The holders of Class A Stock, Class B Stock, Class C Stock and Common Stock shall be entitled to receive dividends from the Corporation as follows:

(a) Each Class A Shareholder, with respect to a Class A Share, subject to the prior rights of holders of all classes and series of Preferred Stock (other than the Class B Stock and the Series B Preferred Stock) at the time outstanding having prior rights as to dividends, shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, the Class A Dividend. The “Class A Dividend” shall mean cumulative dividends per share in a cash amount equal in value to (i) the amount of any dividend or other distribution made on a BPY Unit multiplied by (ii) the Conversion Factor in effect on the date of declaration of such dividend. The dividends upon the Class A Shares shall, if and to the extent declared by the Board of Directors, be paid in arrears (without interest) on the dividend payment date with respect thereto. If the full amount of the Class A Dividend is not declared and paid on such dividend payment date, then the Class A Dividend shall accrue and accumulate, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned, declared or authorized. The record and payment dates for the dividends or other distributions upon the shares of Class A Stock, to the extent not prohibited by applicable law, shall be the same as the record and payment dates for the dividends or other distributions upon the BPY Units. Any dividend payment made on shares of the Class A Stock shall first be credited against the earliest accumulated but unpaid dividends due with respect to such shares of Class A Stock which remains payable. If, in connection with the exercise of any Class A Shareholder’s Exchange Right, such Tendering Class A Shareholder has not received with respect to its Tendered Class A Shares an amount equal to the Cash Amount to which such Tendering Class A Shareholder is entitled pursuant to subsection C(3) (or, pursuant to subsection C(3)(b), the BPY Units Amount or the Secondary Exchange Amount), then payment in full of such amount shall be prior and in preference to any dividend or distributions on the Class A Stock, Class B Stock, Class C Stock and Common Stock. In addition, if applicable in connection with an adjustment to the Conversion Factor pursuant to clauses (3)(A), (3)(B) or (4) of the definition thereof, the Class A Shareholders do not receive, in respect of each share of Class A Stock, the cash amount pursuant to the last paragraph of such clause (3)(A) or such clause (4) or the proviso in the first paragraph of such clause (3)(B), as the case may be, then payment in full of such cash amount shall be prior and in preference to any dividend or distributions on the Class A Stock, Class B Stock, Class C Stock and Common Stock. All Class A Dividends shall be paid prior and in preference to any dividends or distributions on the Class B Stock, Class C Stock or the Common Stock and shall be fully declared and paid before any dividends are declared and paid or any other distributions are made on any Class B Stock (including any dividend, whether declared or not declared, accrued or otherwise cumulated on the Series B Preferred Stock as of or prior to the date hereof), Class C Stock or the Common Stock. The holders of Class A Stock shall not be entitled to any dividends from the Corporation other than the Class A Dividend. Any dividends paid to the holders of Class A Shares shall be paid pro rata, on an equal priority, pari passu basis.

(b) Holders of the then outstanding shares of Class B Stock, subject to the prior rights as to dividends of holders of Class A Stock as set forth in subsection C(1)(a) and this subsection C(1)(b) (including the prior rights of holders of Class A Stock as to any dividend, whether declared or not declared, accrued or otherwise cumulated on the Series B Preferred Stock as of or prior to the date hereof), shall be entitled to receive cumulative cash dividends (whether or not declared), out of any assets of the Corporation legally available therefor, at the rate of 10.0% per year of the liquidation amount (the “Class B Liquidation Amount”) per share, with such Class B Liquidation Amount per share equal to the last closing price of a share of Common Stock on the New York Stock Exchange on the Trading Day immediately preceding the date that the Series B Certificate of Designations was filed with the Secretary of State of the State of Delaware, which cumulative cash dividends shall begin to accrue on the date that the applicable shares of Class B Stock are issued. Dividends upon the shares of Class B Stock shall only be paid when, as and if declared by the Board of Directors; however, dividends on the Class B Stock shall accumulate whether or not so declared. Dividends on the Class B Stock shall be cumulative and shall be payable (when, as and if declared by the Board of Directors) quarterly in arrears on a date determined by the Board of Directors; provided, however, that the first payment date (when, as and if declared by the Board of Directors) with respect to dividends on the Class B Stock shall not be before January 15, 2019. Notwithstanding anything herein to the contrary, at the discretion of the Board of Directors, dividends on the Class B Stock may be paid by an in-kind distribution of additional shares of Class B Stock, with a liquidation preference equal to the Class B Liquidation Amount, or any other class of shares of Capital Stock of the Corporation ranking junior to the Class A Stock. The Corporation shall pay dividends on the Class B Stock to holders of record as they appear in the stock records at the Close of Business on the applicable Record Date. The record and payment dates for dividends on shares of Class B Stock shall be such dates that the Board of Directors shall designate for the payment of such dividends. Notwithstanding anything to the contrary set forth herein, and except for distributions to the holders of shares of the Class B Stock in shares of any other class or series of stock of the Corporation ranking junior to the Class A Stock, the holders of shares of the Class B Stock, as a separate class, shall not be entitled to receive dividends, redemptions or other distributions (payable in cash, assets, property or Capital Stock of the Corporation or otherwise), and no dividends or distributions on the Class B Stock shall be declared or paid or set apart for payment (including any dividend, whether declared or not declared, accrued or otherwise cumulated on the Series B Preferred Stock as of or prior to the date hereof), and no other transfer or distribution of cash, assets or other property may be declared or made, directly or indirectly, on or with respect to, any shares of Class B Stock for any period, nor shall any shares of Class B Stock be redeemed, purchased or otherwise acquired for any consideration (payable in cash, assets, property or Capital Stock of the Corporation or otherwise), nor shall any funds be paid or made available for a sinking fund for the redemption of such shares of Class B Stock, and no other transfer or distribution of cash, assets or other property may be made, directly or indirectly, on or with respect to any shares of Class B Stock by the Corporation, (i) unless and until (A) the Corporation has paid, with respect to each outstanding Class A Share, the aggregate Class A Dividend in the then current dividend period and for any prior dividend periods beginning on the date of issuance of such Class A Share and (B) the Dividend Coverage Ratio is equal to or greater than 1.25:1, (ii) if, in connection with the exercise of any Class A Shareholder’s Exchange Right, such Tendering Class A Shareholder has not received with respect to its Tendered Class A Shares an amount equal to the Cash Amount to which such Tendering Class A Shareholder is entitled pursuant to subsection C(3) (or, pursuant to subsection C(3)(b), the BPY Units Amount or the Secondary Exchange Amount) or (iii) if applicable in connection with an adjustment to the Conversion Factor pursuant to clauses (3)(A), (3)(B) or (4) of the definition thereof, the Class A Shareholders have not received, in respect of each share of Class A Stock, the cash amount pursuant to the last paragraph of such clause (3)(A) or such clause (4) or the proviso in the first paragraph of such clause (3)(B), as the case may be. The Corporation shall not declare dividends, redemptions or other distributions on the Class B Stock, or pay or set apart for payment of dividends, redemptions or other distributions on the Class B Stock (including any dividend, whether declared or not declared, accrued or otherwise cumulated on the Series B Preferred Stock as of or prior to the date hereof), if the terms of any of the agreements of the Corporation, including any agreement relating to the indebtedness of the Corporation, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends, redemptions or other distributions on the Class B Stock (including any dividend, whether declared or not declared, accrued or otherwise cumulated on the Series B Preferred Stock as of or prior to the date hereof) shall be declared by the Board of Directors or paid or set apart for payment if such declaration or payment is restricted or prohibited by law. Dividends on the Class B Stock shall accrue and accumulate, however, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of dividends and whether or not such dividends are declared by the Board of Directors. When full cumulative dividends are not paid (or the Corporation does not set apart a sum sufficient to pay in full cumulative dividends for all past dividend periods and the current dividend period) upon the Class B Stock and the shares of any other class or series of stock of the Corporation ranking on parity as to dividend rights with the Class B Stock, all dividends declared upon the Class B Stock and any other class or series of stock ranking on parity as to dividend rights with the Class B Stock shall be declared pro rata, so that the ratio of the amount of dividends declared per share of the Class B Stock bearing to that of such other class or series of stock of the Corporation will in all cases be the same as the ratio of the accumulated dividends per share of the Class B Stock bearing to that of such other class or series of stock (which will not include any accrual or accumulation in respect of unpaid dividends for prior dividend periods if such other class or series of stock does not have a cumulative dividend). No interest shall be payable in respect of any dividend payment on the Class B Stock that may be in arrears. Holders of shares of the Class B Stock shall not be entitled to any dividend or other distribution, whether payable in cash, assets, property, or Capital Stock of the Corporation or otherwise, in each case, if such dividend or distribution would be in excess of the full cumulative dividends on the Class B Stock to which they are entitled. Any dividend payment made on shares of the Class B Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares that remains payable.

(c) Holders of Class C Stock and holders of Common Stock, subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends (including the holders of Class A Stock and the holders of Class B Stock), shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. Any dividends paid to the holders of shares of Common Stock shall be paid pro rata, on an equal priority, pari passu basis. Notwithstanding the foregoing, the holders of shares of the Class C Stock, as a separate class, shall not be entitled to receive dividends, redemptions or other distributions (payable in cash, assets, property or Capital Stock of the Corporation or otherwise) (i) unless and until (A) the Corporation has paid, with respect to each outstanding Class A Share, the aggregate Class A Dividend in the then current dividend period and for any prior dividend periods beginning on the date of issuance of such Class A Share and (B) the Dividend Coverage Ratio is equal to or greater than 1.25:1, (ii) if, in connection with the exercise of any Class A Shareholder’s Exchange Right, such Tendering Class A Shareholder has not received with respect to its Tendered Class A Shares an amount equal to the Cash Amount to which such Tendering Class A Shareholder is entitled pursuant to subsection C(3) (or, pursuant to subsection C(3)(b), the BPY Units Amount or the Secondary Exchange Amount), (iii) if applicable in connection with an adjustment to the Conversion Factor pursuant to clauses (3)(A), (3)(B) or (4) of the definition thereof, the Class A Shareholders have not received, in respect of each share of Class A Stock, the cash amount pursuant to the last paragraph of such clause (3)(A) or such clause (4) or the proviso in the first paragraph of such clause (3)(B), as the case may be, or (iv) the full cumulative dividends on the Class B Stock for all past dividend period and the then current dividend period shall have been or contemporaneously are (A) declared and paid in cash or (B) declared and a sum sufficient for the payment thereof in cash is set apart for such payment. The record and payment dates for dividends on shares of Class C Stock shall be such date that the Board of Directors shall designate for the payment of such dividends.

(2) Voting Rights.

(a) Class A Stock and Common Stock. Except as expressly provided herein (including without limitation the last sentence of paragraph (c) of this subsection (2)), each holder of shares of Class A Stock and Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter. For the avoidance of doubt, a holder of shares of Class A Stock will not be entitled to vote on a liquidation or dissolution or conversion of the Class A Shares in connection with a Market Capitalization Liquidation Event. Notwithstanding the foregoing, the Corporation may not, without (A) the affirmative vote of holders of at least two-thirds of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled affiliates, voting as a class, (i) amend, alter or repeal the provisions of this Third Amended and Restated Certificate of Incorporation of the Corporation so as to adversely affect any right, preference, privilege or voting power of the Class A Stock, or (ii) issue shares of Capital Stock with a preference as to dividends or upon liquidation senior to, or pari passu with, the Class A Stock, other than the 6.375% Series A Cumulative Redeemable Preferred Stock authorized and issued in accordance with the designation, powers, preferences and rights, and qualifications, limitations or restrictions thereof fixed as stated and expressed in Exhibit B attached hereto and incorporated herein by reference; or (B) (1) prior to the second anniversary of the date of the first issuance of Class A Stock, the affirmative vote of holders of at least two-thirds of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled affiliates, voting as a class, and the approval of a majority of the independent directors (within the meaning of the listing standards of the securities exchange on which the Corporation’s securities may then be listed) of the Corporation and (2) from and after the second anniversary of the date of the first issuance of Class A Stock, either (x) the affirmative vote of a majority of outstanding shares of Class A Stock not held by BAM, BPY or their controlled affiliates, voting as a class and the approval of a majority of the independent directors (within the meaning of the listing standards of the securities exchange on which the Corporation’s securities may then be listed) of the Corporation or (y) the affirmative vote of holders of at least two-thirds of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled affiliates, voting as a class, (i) materially amend, modify, or alter the Rights Agreement or (ii) repeal, terminate or waive any rights under the Rights Agreement.

(b) Class B Stock and Class C Stock. Except as expressly provided herein (including without limitation the last sentence of paragraph (c) of this subsection (2)), each holder of shares of Class B

Stock and Class C Stock will be entitled to five (5) votes for each share thereof held at the Record Date for the determination of the stockholders entitled to vote on any matter.

(c) General. Except as otherwise expressly provided herein or as required by law, the holders of Common Stock, Class A Stock, Class B Stock and Class C Stock will vote together and not as separate classes. Notwithstanding the foregoing, the Corporation may not, (A) without the affirmative vote of holders of at least two-thirds of the outstanding shares of Class B Stock, voting separately as a class, amend, alter or repeal the provisions of this Third Amended and Restated Certificate of Incorporation of the Corporation so as to materially and adversely affect any right, preference, privilege or voting power of the Class B Stock, or (B) without the affirmative vote of holders of at least two-thirds of the outstanding shares of Class C Stock, voting separately as a class, amend, alter or repeal the provisions of this Third Amended and Restated Certificate of Incorporation of the Corporation so as to materially and adversely affect any right, preference, privilege or voting power of the Class C Stock. Holders of shares of Class B Stock and Class C Stock may not vote, whether voting as a single or separate class, to increase the voting power of the Class B Stock and Class C Stock, but may, without the vote of holders of the Class A Stock and Common Stock, vote to reduce the voting power of the Class B Stock and Class C Stock.

(d) Authorized Shares. The number of authorized shares of any of Class A Stock, Class B Stock, Class C Stock and Common Stock may not be increased or decreased except by the affirmative vote of the holders of a majority of the outstanding shares of Class A Stock, Class B Stock and Class C Stock, respectively, each voting separately as a class. Notwithstanding the foregoing, with respect to each of Class A Stock, Class B Stock, Class C Stock and Common Stock, in no event shall the authorized number of shares of such Capital Stock be less than the number of the then outstanding shares of such Capital Stock.

(e) Election of Directors. Subject to any rights of the holders of any series of Preferred Stock (other than the Class B Stock and the Series B Preferred Stock) to elect directors under specified circumstances, the holders of the outstanding shares of Common Stock, Class A Stock, Class B Stock and Class C Stock (the “Voting Stock”), voting together as a single class, shall be entitled to elect all directors of the Corporation.

(3) Exchange Rights.

(a) At any time from and after the date of the issuance of the Class A Stock, each holder of one or more Class A Shares (each, a “Class A Shareholder”) shall have the right (the “Exchange Right”) to require the Corporation to repurchase, on the applicable Specified Exchange Date, all or such portion of the Class A Shares held by such Class A Shareholder specified in a Notice of Exchange delivered to the Corporation by or on behalf of such Class A Shareholder (such Class A Shares being hereafter referred to as “Tendered Class A Shares” and such Class A Shareholder, the “Tendering Class A Shareholder”) for the Cash Amount in accordance with the terms and conditions of this subsection C(3)(a), subject to the terms and conditions of subsection C(3)(b). Upon completion of the repurchase of any Tendered Class A Shares in accordance with this subsection C(3)(a), the Tendering Class A Shareholder shall have no further right, with respect to any Tendered Class A Shares so repurchased, to receive any dividends on Class A Shares with a Record Date on or after the Specified Exchange Date applicable to such Tendered Class A Shares. Any Exchange Right shall be exercised pursuant to a Notice of Exchange delivered to the Corporation by or on behalf of the Tendering Class A Shareholder. Upon receipt by the Corporation of a Notice of Exchange, the Corporation shall promptly, and, in any event within one (1) Business Day after receipt thereof, deliver to each of BAM, BPY and BPI a written notification of the Corporation’s receipt of such Notice of Exchange setting forth the identity of the Tendering Class A Shareholder and the number of Tendered Class A Shares. The Corporation shall pay to the Tendering Class A Shareholder, in accordance with instructions set forth in the Notice of Exchange to the Tendering Class A Shareholder, at or prior to 11:00 a.m., New York City time, on the applicable Specified Exchange Date, the Cash Amount with respect to each Tendered Class A Share, but only out of funds legally available therefor, subject to the terms and conditions of subsection C(3)(b).

(b) Notwithstanding the provisions of subsection C(3)(a) above, if a Notice of Exchange has been delivered to the Corporation by or on behalf of a Tendering Class A Shareholder, then BPI may, in its sole and absolute discretion, elect to satisfy the Corporation’s Exchange Right obligation by exchanging all of the Tendered Class A Shares held by such Tendering Class A Shareholder for the BPY Units Amount determined as of the applicable Specified Exchange Date and, if BPI so elects, the Tendering Class A Shareholder shall deliver such Tendered Class A Shares to BPI on or prior to the applicable Specified Exchange Date, and BPI shall deliver the BPY Units Amount to such Tendering Class A Shareholder no later than the Close of Business on the applicable Specified Exchange Date. BPI shall give such Tendering Class A Shareholder, BAM, BPY and the Corporation written notice of its election to exercise such right pursuant to this subsection C(3)(b) on or before the Close of Business on the third (3rd) Business Day after the date of the applicable Notice of Exchange. In the event that a Tendering Class A Shareholder has not received, on or prior to 11:00 a.m., New York City time, or the Close of Business, as applicable, on the applicable Specified Exchange Date, with respect to any Tendered Class A Share, either (i) the Cash Amount pursuant to subsection C(3)(a) or (ii) the BPY Units Amount pursuant to this subsection C(3)(b), then, on the terms and subject to the conditions set forth in the Rights Agreement, which the Class A Shareholders shall have a right to enforce, such Tendering Class A Shareholder shall be entitled to receive the Secondary Exchange Amount with respect to each such Tendered Class A Share no later than the applicable Secondary Exchange Date (the “Secondary Exchange Right”) and the Corporation shall send to BAM and to the Rights Agent on the applicable Specified Exchange Date a notice to the effect that the Tendering Class A Shareholder has not received the Cash Amount or the BPY Units Amount and such notice will set forth the identity of the Tendering Class A Shareholder, the number of Tendered Class A Shares, the amounts of such Cash Amount and BPY Units Amount and will be consistent with the definition of “Company Notice” in the Rights Agreement. Notwithstanding the foregoing, until such time as the Tendering Class A Shareholder has received the BPY Units Amount or the Secondary Exchange Amount with respect to any Tendered Class A Share, such Tendering Class A Shareholder shall continue to be entitled to receive the Cash Amount with respect to such Tendered Class A Share pursuant to subsection C(3)(a). The delivery of any BPY Units delivered or to be delivered to a Tendering Class A Shareholder in respect of the BPY Units Amount or the Secondary Exchange Amount, shall be registered with the Commission and, upon delivery, shall be freely tradable by the Tendering Class A Shareholder, and shall be listed for trading on the same National Securities Exchange on which the BPY Units outstanding as of such date are then listed and bear all legends generally applicable to BPY Units, if any. The Corporation shall give prompt notice to BAM and the Rights Agent of any issuance of additional Class A Shares.

(c) All Tendered Class A Shares shall be delivered to the Corporation free and clear of all liens, claims and encumbrances whatsoever and should any such liens, claims and/or encumbrances exist or arise with respect to such Tendered Class A Shares, the Corporation shall be under no obligation to acquire the same. In the event any state or local property transfer tax is payable as a result of the transfer of any Tendered Class A Shares to the Corporation (or its designee) or to BPI, in each case, pursuant to this subsection C(3), the Corporation will assume and pay such transfer tax. Each Tendering Class A Shareholder shall be required to pay to the Corporation the amount of any tax withholding due upon the exchange of Tendered Class A Shares pursuant to this subsection C(3) and will authorize the Corporation to retain such portion of the Cash Amount as the Corporation reasonably determines is necessary to satisfy its tax withholding obligations. In the event BPI elects to acquire some or all any Tendered Class A Shares from a Tendering Class A Shareholder in exchange for the BPY Units Amount, BPI may elect, in its sole and absolute discretion, to either satisfy the amount of any tax withholding due upon the exchange of Tendered Class A Shares by retaining BPY Units with a fair market value, as reasonably determined by BPI in good faith, equal to the amount of such obligation, or satisfy such tax withholding obligation using amounts paid by the Corporation, which amounts shall be treated as a loan by the Corporation to the Tendering Class A Shareholder, in each case, unless the Tendering Class A Shareholder, at the Tendering Class A Shareholder’s election, has paid or has made arrangements satisfactory to BPI, in its sole discretion, to pay, the amount of any such tax withholding. Before making any withholding pursuant to this subsection C(3), the Corporation shall give each Tendering Class A Shareholder within three (3) Business Days after the Corporation’s receipt of a Notice of Exchange from such Tendering Class A Shareholder, notice of the Corporation’s good faith estimate of the amount of any anticipated withholding (together with the legal basis therefor) due upon the exchange of the Tendered Class A Shares subject to such Notice of Exchange, provide the Tendering Class A Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such withholding, and reasonably cooperate with the Tendering Class A Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this subsection C(3) ; provided that any determination with respect to the withholding shall be made by the Corporation or BPI, as applicable, in its sole discretion exercised in good faith.

(d) [Reserved.]

(e) Notwithstanding anything herein to the contrary, with respect to any repurchase or exchange pursuant to this subsection C(3): (i) without the consent of the Corporation, each beneficial holder of Class A Shares may not effect the Exchange Right for less than 1,000 shares of Class A Stock (after giving effect to any stock split, reverse stock split or stock combination) or, if the Class A Shareholder holds less than 1,000 shares of Class A Stock (after giving effect to any stock split, reverse stock split or stock combination), all of the Class A Stock held by such Class A Shareholder; and (ii) each Tendering Class A Shareholder shall continue to own each share of Class A Stock subject to any Notice of Exchange, and be treated as a Class A Shareholder with respect to each such share of Class A Stock for all purposes of this Certificate of Incorporation, until such share of Class A Stock has been repurchased in accordance with this subsection C(3) for the Cash Amount, exchanged in accordance with this subsection C(3) for the BPY Units Amount or repurchased or exchanged in accordance with the Rights Agreement for the Secondary Exchange Amount. A Tendering Class A Shareholder shall have no rights as a unitholder of BPY with respect to any BPY Units to be received by such Tendering Class A Shareholder in exchange for Tendered Class A Shares pursuant to this subsection C(3) until the receipt by such Tendering Class A Shareholder of the BPY Units Amount with respect to such Tendered Class A Shares.

(f) All Class A Stock acquired by BPI pursuant to subsection C(3)(b) of Article IV shall automatically, and without further action required, be converted into fully paid and non-assessable shares of Class B-1 Stock having an aggregate Class B Liquidation Amount equal to the BPY Unit Value of such Tendered Class A Shares as of the applicable Specified Exchange Date.

(g) All certificates for the Class A Stock shall bear a legend referencing this subsection C(3) of Article IV.

(h) In the case of (i) any recapitalization, reorganization or reclassification, (ii) any consolidation, merger or other combination, (iii) any statutory share exchange or (iv) any sale, lease or other transfer or disposition to a third party of all or substantially all of the consolidated assets of BPY, taken as a whole, in each case, as a result of which each outstanding BPY Unit would be converted into, or exchanged for, securities, cash, assets or other property (any such event, a “BPY Specified Event” and any such securities, cash, assets or other property, “BPY Reference Property,” and the amount of BPY Reference Property that a holder of one BPY Unit immediately prior to such BPY Specified Event would have been entitled to receive upon the occurrence of such BPY Specified Event, a “BPY Unit of Reference Property”), the Class A Stock shall be, effective immediately prior to the effective time of the BPY Specified Event, automatically repurchased, but only out of funds legally available therefor, for the Cash Amount or, at the election of BPI in its sole discretion (in either case, as specified in the Corporation’s notice provided for below), exchanged for the BPY Units Amount, payable or deliverable, as the case may be, at the time of the consummation of the BPY Specified Event. At least twenty (20) Business Days prior to the anticipated effective date of the BPY Specified Event, the Corporation shall notify the Class A Shareholders thereof, and BPI shall notify the Class A Shareholders as to whether BPI is electing to deliver the BPY Units Amount at the time of the consummation of the BPY Specified Event. If BPI does not so notify holders, BPI shall be deemed to have elected not to deliver the BPY Units Amount and the Corporation shall be required to pay the Cash Amount at the time of the consummation of the BPY Specified Event. The Cash Amount, for purposes of this subsection C(3)(h) only, shall (A) in the event the consideration received in the BPY Specified Event is only cash, be calculated using the cash consideration per BPY Unit in the BPY Specified Event or (B) in all other cases, be calculated using the average of the BPY Unit Value of the BPY Units Amount for the five consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the effective date of the BPY Specified Event. If BPI elects to deliver the BPY Units Amount, Class A Shareholders shall receive, in lieu of each BPY Unit, a BPY Unit of Reference Property at the time of the consummation of the BPY Specified Event. If any Class A Shareholder shall not have received, with respect to any Class A Share, the Cash Amount or the BPY Units Amount pursuant to this subsection C(3)(h), such Class A Shareholder shall be entitled to receive the Secondary Exchange Amount, in the form of BPY Reference Property or, in the sole discretion of BAM, the Cash Amount, in each case as calculated in accordance with this subsection C(3)(h), on the second (2nd) Business Day following the effective date of the BPY Specified Event.

(i) In the case of (i) any recapitalization, reorganization or reclassification, (ii) any consolidation, merger or other combination, (iii) any statutory share exchange or (iv) any sale, lease or other transfer or disposition to a third party of all or substantially all of the consolidated assets of the Corporation, taken as a whole, in each case, as a result of which each outstanding share of Class A Stock would be converted into, or exchanged for, securities, cash, assets or other property (any such event, a “Corporation Specified Event” and any such securities, cash, assets or other property, “Corporation Reference Property,” and the amount of Corporation Reference Property that a holder of one share of Class A Stock immediately prior to such Corporation Specified Event would have been entitled to receive upon the occurrence of such Corporation Specified Event, a “Corporation Unit of Reference Property”), at least twenty (20) Business Days prior to the anticipated effective date of the Corporation Specified Event, the Corporation shall notify the Class A Shareholders of (1) the Corporation Unit of Reference Property and (2) that such holders may, in lieu of exchanging their shares into Corporation Reference Property, exercise their Exchange Right prior to the effective date of such Corporation Specified Event.

(j) Notwithstanding anything to the contrary set forth herein, no fractional BPY Units shall be issued upon exchange of a share of Class A Stock. In lieu of any fractional BPY Units to which the Tendering Class A Shareholder would otherwise be entitled at the election of BPI, BPI shall pay an amount in cash equal to the BPY Unit Value on the Trading Day immediately preceding the Specified Exchange Date multiplied by such fraction of a BPY Unit. In lieu of any fractional BPY Units to which the Tendering Class A Shareholder would otherwise be entitled pursuant to the Rights Agreement, the Rights Agent shall pay an amount in cash equal to the BPY Unit Value on the Trading Day immediately preceding the Secondary Exchange Date multiplied by such fraction of a BPY Unit in accordance with the terms and conditions of the Rights Agreement.

(k) Notwithstanding anything to the contrary set forth herein, in the event of the commencement of (i) any case by or against the Corporation under the Bankruptcy Reform Act of 1978, as amended or any similar U.S. federal, state or foreign law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Corporation, any receivership, administration or assignment, arrangement, moratorium or composition with or for the benefit of creditors relating to the Corporation or any similar case or proceeding relative to the Corporation or its creditors, as such, in each case whether or not voluntary, (ii) any liquidation, provisional liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Corporation, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency or (iii) any other proceeding of any type or nature having a substantially similar effect to (i) or (ii) above, each Tendering Class A Shareholder shall be entitled to the Secondary Exchange Right with respect to each Tendered Class A Share by delivering a Notice of Exchange to BPY instead of the Corporation pursuant to subsection C(3)(a) above and BPY may, in its sole and absolute discretion, elect to satisfy the Exchange Right of such Tendering Class A Shareholder, at or prior to 11:00 a.m. New York City time, on the applicable Special Exchange Date, and no “Company Notice” (as defined in the Rights Agreement) shall be required with respect to the exercise of such Secondary Exchange Right. For the avoidance of doubt, upon the occurrence of any of the events set forth in this subsection C(3)(k), the Corporation will not be obligated or permitted to deliver the Cash Amount.

(4) Liquidation Rights.

(a) Upon any liquidation, dissolution, or winding up of the Corporation or GGP OP, whether voluntary or involuntary (a “Liquidation Event”), in each case, that is not a Market Capitalization Liquidation Event (as defined below) or substantially concurrent with the liquidation, dissolution, or winding up of BPY, whether voluntary or involuntary (a “BPY Liquidation Event”), subject to the prior rights of holders of all classes and series of Preferred Stock (other than the Class B Stock and the Series B Preferred Stock) at the time outstanding having prior rights upon liquidation and after payment in full to any Tendering Class A Shareholder that has not received with respect to any Tendered Class A Share (i) at or prior to 11:00 a.m., New York City time, or the Close of Business, as applicable, on the Specified Exchange Date, the amount to which such Tendering Class A Shareholder is entitled pursuant to subsection C(3), or (ii) at or prior to 11:00 a.m. New York City time, or the Close of Business, as applicable, on the applicable Secondary Exchange Date, the Secondary Exchange Amount, but before any dividend or other distribution, transfer or payment (payable in securities, cash, assets, property or Capital Stock of the Corporation or otherwise) shall be made to the holders of the Class B Stock (including any dividend, whether declared or not declared, accrued or otherwise cumulated on the Series B Preferred Stock as of or prior to the date hereof), Class C Stock or any Common Stock, the holders of Class A Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution for each Class A Share then held by them, an amount in cash per Class A Share equal to the BPY Unit Value on the date immediately preceding the public announcement, as adjusted by the Conversion Factor, of said Liquidation Event plus all declared and unpaid dividends on such Class A Share. If, upon any such Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of Class A Shares of the foregoing amounts set forth in this subsection C(4)(a) with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the holders of Class A Shares at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under this subsection C(4)(a). Upon any BPY Liquidation Event, before any distribution or payment shall be made to the holders of the Class B Stock (including any dividend, whether declared or not declared, accrued or otherwise cumulated on the Series B Preferred Stock as of or prior to the date hereof) or Class C Stock or any Common Stock, but after payment in full to any Tendering Class A Shareholder that has not received with respect to any Tendered Class A Share (i) at or prior to 11:00 a.m., New York City time, or the Close of Business, as applicable, on the Specified Exchange Date, the amount to which such Tendering Class A Shareholder is entitled pursuant to subsection C(3), or (ii) at or prior to 11:00 a.m., New York City time, or the Close of Business, as applicable, on the applicable Secondary Exchange Date, the Secondary Exchange Amount, the holders of Class A Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution for each Class A Share then held by them, an amount in cash per Class A Share equal to the same amount as the liquidating distributions in respect of a BPY Unit, as adjusted for the Conversion Factor, as and when such distributions are made in respect of the BPY Units plus all declared and unpaid dividends on such Class A Stock. If, upon any such BPY Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of Class A Stock of the foregoing amounts set forth in this subsection C(4)(a) with respect to the BPY Liquidation Event, then such assets (or consideration) shall be distributed among the holders of Class A Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under this subsection C(4)(a). If the Corporation’s Average Market Capitalization over any period of 30 consecutive Trading Days is less than one billion dollars ($1,000,000,000), the Board of Directors may begin an orderly liquidation of the Corporation’s assets and winding up of the Corporation’s operations (a “Market Capitalization Liquidation Event”). Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights upon liquidation, but before any distribution or payment shall be made to the holders of the Class B Stock (including any dividend, whether declared or not declared, accrued or otherwise cumulated on the Series B Preferred Stock as of or prior to the date hereof), Class C Stock or any Common Stock, but after payment in full to any Tendering Class A Shareholder that has not received with respect to any Tendered Class A Share (i) at or prior to 11:00 a.m., New York City time, or the Close of Business, as applicable, on the Specified Exchange Date, the amount to which such Tendering Class A Shareholder is entitled pursuant to subsection C(3), or (ii) at or prior to 11:00 a.m., New York City time, or the Close of Business, as applicable, on the applicable Secondary Exchange Date, the Secondary Exchange Amount, the holders of Class A Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution for each Class A Share then held by them, an amount in cash per Class A Share equal to the VWAP of a BPY Unit for the 10 Trading Day period immediately following the public announcement of said Market Capitalization Liquidation Event plus all declared and unpaid dividends on such Class A Share. If, upon any such Market Capitalization Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of Class A Shares of the amounts set forth in this subsection C(4)(a) with respect to the Market Capitalization Liquidation Event, such assets (or consideration) shall be distributed among the holders of Class A Shares at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under this subsection C(4)(a). Notwithstanding the foregoing, in connection with a Market Capitalization Liquidation Event, if BPI, in its sole and absolute discretion, so elects, in lieu of a cash distribution, BPI may exchange the outstanding shares of Class A Stock for a number of BPY Units equal to the product of (x) the number of outstanding Class A Shares multiplied by (y) the Conversion Factor in effect on such date. Any such BPY Units delivered shall be registered with the Commission and listed for trading on a National Securities Exchange and bear all legends generally applicable to BPY Units, if any. The holders of Class A Stock shall not be entitled to any distribution or payment upon a Liquidation Event, BPY Liquidation Event or Market Capitalization Liquidation Event other than as set forth in this subsection C(4)(a).

(b) After the payment of the full amount due to the Class A Stock as set forth in subsection C(4)(a) above upon a liquidation, dissolution or winding up of the Corporation or GGP OP, whether voluntary of involuntary, and whether or not concurrent with the liquidation, dissolution or winding up of BPY, before any distribution or payment shall be made to the holders of the Class C Stock or any Common Stock, the holders of Class B Stock shall be entitled to be paid out of the remaining assets of the Corporation legally available for distribution for each share of Class B Stock then held by them, an amount per share of Class B Stock equal to the Class B Liquidation Amount plus all accrued and unpaid dividends on such Class B Stock. If, upon any such Liquidation Event, BPY Liquidation Event or Market Capitalization Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of Class B Stock of the liquidation preference set forth in this subsection C(4)(b), then such assets (or consideration) shall be distributed among the holders of Class B Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under this subsection C(4)(b).

(c) The remaining assets of the Corporation legally available for distribution, if any, shall be distributed on an equal priority, pro rata basis to the holders of Class C Stock and Common Stock.

(5) No Maturity, Sinking Fund or Mandatory Redemption. Neither the Class B Stock nor the Class C Stock has a maturity date and the Corporation shall not be required to redeem the Class B Stock or Class C Stock at any time. Neither the Class B Stock nor the Class C Stock shall be subject to any sinking fund.

(6) No Preemptive Rights. No holders of the Common Stock, Class A Stock, Class B Stock or Class C Stock shall, as holders of such stock, have any preemptive rights to purchase or subscribe for Common Stock or any other security of the Corporation.

(7) Class B-1 Stock. Each share of Class B-1 Stock shall have terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of a share of Class B Stock. Except as expressly provided to the contrary in this Certificate of Incorporation, each reference in this Certificate of Incorporation (including Exhibit B, but excluding the Series B Certificate of Designations) to Class B Stock shall be deemed, mutatis mutandis, to be a reference to Class B Stock and Class B-1 Stock.

D. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in series and, by filing a certificate of designations pursuant to the applicable law of the State of Delaware (hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series of Preferred Stock (other than the Class B Stock and the Series B Preferred Stock which was authorized and issued prior to the effectiveness of this Certificate of Incorporation) shall include, but not be limited to, determination of the following:

(1) The designation of the series, which may be by distinguishing number, letter or title.

(2) The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding).

(3) Whether dividends, if any, shall be paid, and, if paid, the date or dates upon which, or other times at which, such dividends shall be payable, whether such dividends shall be cumulative or noncumulative, the rate of such dividends (which may be variable) and the relative preference in payment of dividends of such series.

(4) The redemption provisions and price or prices, if any, for shares of the series.

(5) The terms and amounts of any sinking fund or similar fund provided for the purchase or redemption of shares of the series.

(6) The amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(7) Whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion price or prices, or rate or rates, any adjustments thereto, the date or dates on which such shares shall be convertible and all other terms and conditions upon which such conversion may be made.

(8) Restrictions on the issuance of shares of the same series or of any other class or series.

(9) The voting rights, if any, of the holders of shares of the series.

Pursuant to the authority conferred by this Article IV, the 6.375% Series A Cumulative Redeemable Preferred Stock is hereby provided for, with the number of shares to be included in such series, and the designation, powers, preferences and rights, and qualifications, limitations or restrictions thereof fixed as stated and expressed in Exhibit B attached hereto and incorporated herein by reference.

E. Issuance of Rights to Purchase Securities and Other Property. Subject to the express rights of the holders of any series of Preferred Stock (other than the Class B Stock and the Series B Preferred Stock), if any outstanding, but only to the extent expressly set forth in the Preferred Stock Designation with respect thereto, the Board of Directors is hereby authorized to create and to authorize and direct the issuance (on either a pro rata or a non-pro rata basis) by the Corporation of rights, options and warrants for the purchase of shares of Capital Stock of the Corporation or other securities of the Corporation, at such times, in such amounts, to such persons, for such consideration, with such form and content (including without limitation the consideration for which any shares of Capital Stock of the Corporation or other securities of the Corporation are to be issued) and upon such terms and conditions as it may, from time to time, determine upon, subject only to the restrictions, limitations, conditions and requirements imposed by the DGCL, other applicable laws and this Certificate of Incorporation.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws. The Bylaws may be amended or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the outstanding Voting Stock, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the holders of a majority of the voting power of the then outstanding Voting Stock, voting together as a single class.

ARTICLE VI

A. Subject to the rights of the holders of any series of Preferred Stock (other than the Class B Stock and the Series B Preferred Stock), if any outstanding, as set forth in a Preferred Stock Designation to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in such a manner as may be prescribed by the Bylaws and the DGCL.

B. Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

C. Subject to the rights of the holders of any series of Preferred Stock (other than the Class B Stock and the Series B Preferred Stock), if any outstanding, with respect to the election of directors under specified circumstances, any director may be removed from office, with or without cause, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding Voting Stock, voting together as a single class.

D. Notwithstanding the foregoing provisions of this Article VI and any limitations contained in any Preferred Stock Designation, each director shall serve until such director’s successor is duly elected and qualified or until such director’s death, resignation or removal. No change in the number of directors constituting the Board of Directors shall shorten or increase the term of any incumbent director.

ARTICLE VII

The Corporation, to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, shall indemnify and hold harmless any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, regulatory, arbitral or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is a legal representative, is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability entity, joint venture, trust, other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss (including judgments, fines and amounts paid in settlement) suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the foregoing sentence, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person (other than proceedings to enforce rights conferred by this Certificate of Incorporation or the Bylaws of the Corporation) only if the commencement of such proceeding was authorized in the specific case by the Board of Directors. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding shall be paid by the Corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation or its subsidiaries with the same (or lesser) scope and effect as the foregoing indemnification of directors and officers.

ARTICLE VIII

No director shall be personally liable either to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of any provision of this Certificate of Incorporation inconsistent with the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE IX

The Corporation may purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was a director, officer, employee or agent of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability, expense or loss under the provisions of the Bylaws or the DGCL. To the extent that the Corporation maintains any policy or policies providing such insurance, each such person shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such person.

ARTICLE X

Subject to the rights of holders of the Class A Stock set forth in Article IV, the Corporation reserves the right at any time and from time to time to amend, modify or repeal any provision contained in this Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware in force at such time may be added or inserted in the manner now or hereafter prescribed herein or by applicable law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article X; provided, however, that any amendment, modification or repeal of Article VII or Article VIII of this Certificate of Incorporation shall not adversely affect any right or protection existing hereunder immediately prior to such amendment, modification or repeal.

ARTICLE XI

Unless otherwise consented to in writing by the Corporation, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

ARTICLE XII

Subject to the rights of the holders of any series of Preferred Stock (other than the Class B Stock and the Series B Preferred Stock) as set forth in a Preferred Stock Designation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing of such stockholders, except that the holders of Class B Stock and Class C stock may take action by consent in writing in lieu of a meeting on matters that only the holders of Class B Stock or Class C Stock (and/or both classes) are entitled to vote on. Such action will be deemed taken if the stockholders entitled to cast not less than the minimum number of votes required for the approval of such action deliver their consent in writing or by electronic transmission.

ARTICLE XIII

[Reserved.]

ARTICLE XIV

A. Restrictions on Transfers.

(1) Except as provided in subsection F of this Article XIV, from the date hereof and through and including the Restriction Termination Date,

(a) (A) no Person shall Beneficially Own outstanding shares of Capital Stock in excess of the Stock Ownership Limit, and (B) no Person shall Constructively Own outstanding shares of Capital Stock in excess of the Constructive Ownership Limit;

(b) any purported Transfer that, if effective, would result in any Person Beneficially Owning shares of Capital Stock in excess of the Stock Ownership Limit or Constructively Owning shares of Capital Stock in excess of the Constructive Ownership Limit shall be void ab initio as to the Transfer of that number of shares of Capital Stock which otherwise would be Beneficially Owned by such person in excess of the Stock Ownership Limit or Constructively Owned by such Person in excess of the Constructive Ownership Limit, and the intended transferee shall acquire no rights in such excess shares of Capital Stock; and

(2) From the date hereof and through and including the Restriction Termination Date, any Transfer that, if effective, would result in shares of Capital Stock being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio as to the Transfer of that number of shares which would be otherwise beneficially owned (determined without reference to any rules of attribution) by the transferee, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(3) From the date hereof and through and including the Restriction Termination Date, any Transfer of shares of Capital Stock that, if effective, would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year) shall be void ab initio as to the Transfer of that number of shares of Capital Stock which would cause the Corporation to be “closely held” within the meaning of Section 856(h) of the Code, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(4) From the date hereof and through and including the Restriction Termination Date, any Transfer of shares of Capital Stock that, if effective, would cause the Corporation or any of its Subsidiaries to Constructively Own 10% or more of the ownership interests in a tenant of the real property of (i) the Corporation or (ii) any direct or indirect subsidiary (including, without limitation, partnerships and limited liability companies) of the Corporation (a “Subsidiary”), within the meaning of Section 856(d)(2)(B) of the Code, shall be void ab initio as to the Transfer of that number of shares of Capital Stock which would cause the Corporation to Constructively Own 10% or more of the ownership interests in a tenant of the Corporation’s or a Subsidiary’s real property, within the meaning of Section 856(d)(2)(B) of the Code, and the intended transferee shall acquire no rights in such excess shares of Capital Stock.

B. Transfers to Trust.

(1) If, notwithstanding the other provisions contained in this Article XIV, at any time after the date hereof and through and including the Restriction Termination Date, there is a purported Transfer or Non-Transfer Event such that, if effective, any Person would either (A) Beneficially Own shares of Capital Stock in excess of the Stock Ownership Limit or (B) Constructively Own shares of Capital Stock in excess of the Constructive Ownership Limit (x) except as otherwise provided in subsection F of this Article XIV, the purported transferee shall acquire no right or interest (or, in the case of a Non-Transfer Event, the Person holding record title to the shares of Capital Stock Beneficially Owned or Constructively Owned by such Beneficial Owner or Constructive Owner shall cease to own any right or interest) in such number of shares of Capital Stock which would cause such Person to Beneficially Own shares of Capital Stock in excess of the Stock Ownership Limit or Constructively Own shares of Capital Stock in excess of the Constructive Ownership Limit, as applicable, (y) such number of shares of Capital Stock in excess of the Stock Ownership Limit or the Constructive Ownership Limit, as applicable (rounded up to the nearest whole share), shall be designated Shares-in-Trust and, in accordance with the provisions of subsection G of this Article XIV, transferred automatically and by operation of law to the Trust to be held in accordance with subsection G of this Article XIV, and (z) the Prohibited Owner shall submit such number of shares of Capital Stock to the Corporation for registration in the name of the Trustee. Such transfer to the Trust and the designation of shares as Shares-in-Trust shall be effective as of the Close of Business on the Business Day prior to the date of the Transfer or Non-Transfer Event, as the case may be.

(2) If, notwithstanding the other provisions contained in this Article XIV, at any time after the date hereof and through and including the Restriction Termination Date, there is a purported Transfer or Non-Transfer Event that, if effective, would (i) result in the shares of Capital Stock being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code), (ii) result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code, or (iii) cause the Corporation or any of its Subsidiaries to Constructively Own 10% or more of the ownership interests in a tenant of the Corporation’s or a Subsidiary’s real property, within the meaning of Section 856(d)(2)(B) of the Code, then (x) the purported transferee shall not acquire any right or interest (or, in the case of a Non-Transfer Event, the Person holding record title of the shares of Capital Stock with respect to which such Non-Transfer Event occurred shall cease to own any right or interest) in such number of shares of Capital Stock, the ownership of which by such purported transferee or record holder would (A) result in the shares of Capital Stock being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code), (B) result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code, or (C) cause the Corporation or any of its Subsidiaries to Constructively Own 10% or more of the ownership interests in a tenant of the Corporation’s or a

Subsidiary’s real property, within the meaning of Section 856(d)(2)(B) of the Code, (y) such number of shares of Capital Stock (rounded up to the nearest whole share) shall be designated Shares-in-Trust and, in accordance with the provisions of subsection G of this Article XIV, transmitted automatically and by operation of law to the Trust to be held in accordance with subsection G of this Article XIV, and (z) the Prohibited Owner shall submit such number of shares of Capital Stock to the Corporation for registration in the name of the Trustee. Such transfer to a Trust and the designation of shares as Shares-in-Trust shall be effective as of the Close of Business on the Business Day prior to the date of the Transfer or Non-Transfer Event, as the case may be.

(3) The transfer of Capital Stock to the Trust shall be subject to the proviso in paragraph 10 of Exhibit D to the Investment Agreements.

C. Remedies For Breach. If the Corporation shall at any time determine, after requesting such information as the Corporation determines is relevant, subject to the provisions of subsection E of this Article XIV, that a Transfer has taken place in violation of subsection A of this Article XIV or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of subsection A of this Article XIV, the Corporation shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or acquisition.

D. Notice of Restricted Transfer. Any Person who acquires or attempts to acquire shares of Capital Stock in violation of subsection A of this Article XIV, or any Person who owned shares of Capital Stock that were transferred to the Trust pursuant to the provisions of subsection B of this Article XIV, shall as promptly as practicable give written notice to the Corporation of such event or, in the case of such a proposed or attempted transaction, give at least fifteen (15) days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event, as the case may be, on the Corporation’s status as a REIT.

E. Owner Required to Provide Information. From the date hereof and through and including the Restriction Termination Date, upon reasonable advance written notice by the Corporation by January 30th of each year, every Beneficial Owner or Constructive Owner of more than five percent (5%), or such lower percentages as required pursuant to regulations under the Code (currently Treasury Regulation § 1.857-8(d)), of the outstanding shares of all classes of Capital Stock shall either (A) provide to the Corporation a written statement or affidavit stating the name and address of such Beneficial Owner or Constructive Owner, the number of shares of Capital Stock Beneficially Owned or Constructively Owned, and a description of how such shares are held, or (B) comply with Treasury Regulation § 1.857-9. Each such Beneficial Owner or Constructive Owner shall provide to the Corporation such information as the Corporation may reasonably request in order to determine the effect, if any, of such Beneficial Ownership or Constructive Ownership on the Corporation’s status as a REIT and to ensure compliance with the Stock Ownership Limit and the Constructive Ownership Limit.

F. Exception. The Board of Directors, in its sole and absolute discretion, may except a Person from the Stock Ownership Limit or the Constructive Ownership Limit if (i) such Person is not (A) an individual for purposes of Code Section 542(a)(2), as modified by Code Section 856(h), or (B) treated as the owner of such stock for purposes of Code Section 542(a)(2), as modified by Code Section 856(h), and the Board of Directors obtains such representations and undertakings from such Person as are necessary to ascertain that no Person’s Beneficial or Constructive Ownership of such shares of Capital Stock will violate subsection A(1), A(2), A(3) or A(4) of this Article XIV, (ii) such Person does not and represents that it will not Beneficially Own shares of Capital Stock to the extent that such Beneficial Ownership of Capital Stock would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code, or otherwise failing to qualify as a REIT (including, but not limited to, Beneficial or Constructive Ownership that would result in the Corporation or any of its Subsidiaries Constructively Owning an interest in a tenant of the Corporation (or a tenant of any entity owned or controlled by the Corporation) that would cause the Corporation or a Subsidiary to Constructively Own

10% or more of the ownership interests in such tenant with the result that the Corporation does not satisfy the REIT Requirements), and the Board of Directors obtains such representations and undertakings from such Person as are necessary to ascertain this fact, and (iii) such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in subsections A through E of this Article XIV) will result in such shares of Capital Stock that are in excess of the Stock Ownership Limit or the Constructive Ownership Limit, as applicable, being designated as Shares-in-Trust in accordance with the provisions of subsection B of this Article XIV. In exercising its discretion under this subsection F, the Board of Directors may, but is not required to, obtain a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors, as it may deem necessary or desirable in order to maintain the Corporation’s status as a REIT, and, in addition, may obtain such representations and undertakings from a Beneficial Owner or Constructive Owner that it may deem necessary or desirable under the circumstances.

G. Shares-in-Trust.

(1) Trust. Any shares of Capital Stock transferred to a Trust and designated Shares-in-Trust pursuant to subsection B of this Article XIV shall be held for the exclusive benefit of the Beneficiary. The Corporation shall name a Beneficiary for each Trust within five (5) days after the date on which the Corporation is made aware of the existence of the Trust. Any transfer to a Trust, and subsequent designation of shares of Capital Stock as Shares-in-Trust, pursuant to subsection B of this Article XIV shall be effective as of the Close of Business on the Business Day prior to the date of the Transfer or Non-Transfer Event that results in the transfer to the Trust. Shares-in-Trust shall remain issued and outstanding shares of Capital Stock of the Corporation and shall be entitled to the same rights and privileges on identical terms and conditions as are all other issued and outstanding shares of Capital Stock of the same class and series. When transferred to a Permitted Transferee in accordance with the provisions of subsection G(5) of this Article XIV, such Shares-in-Trust shall cease to be designated as Shares-in-Trust.

(2) Dividend Rights. The Trust, as record holder of Shares-in-Trust, shall be entitled to receive all dividends and distributions with respect to such shares of Capital Stock and shall hold such dividends or distributions in trust for the benefit of the Beneficiary. The Prohibited Owner with respect to Shares-in-Trust shall repay to the Trust the amount of any dividends or distributions received by it that are attributable to any shares of Capital Stock designated as Shares-in-Trust and the Record Date of which was on or after the date that such shares became Shares-in-Trust. The Corporation shall take all measures that it determines reasonably necessary to recover the amount of any such dividend or distribution paid to a Prohibited Owner, including, if necessary, (x) withholding any portion of future dividends or distributions payable on shares of Capital Stock Beneficially Owned or Constructively Owned by the Person who, but for the provisions of subsection B of this Article XIV, would Constructively Own or Beneficially Own the Shares-in-Trust, and (y) as soon as reasonably practicable following the Corporation’s receipt or withholding thereof paying over to the Trust for the benefit of the Beneficiary the dividends or distributions so received or withheld, as the case may be.

(3) Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of, or any distribution of the assets of, the Corporation, each holder of Shares-in-Trust shall be entitled to receive, ratably with each other holder of shares of Capital Stock of the same class or series, that portion of the assets of the Corporation which is available for distribution to the holders of such class or series of shares of Capital Stock. The Trust shall distribute to the Prohibited Owner the amounts received upon such liquidation, dissolution, winding-up, or distribution; provided, however, that the Prohibited Owner shall not be entitled to receive amounts pursuant to this subsection G(3) of this Article XIV in excess of, in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Capital Stock and which Transfer resulted in the transfer of the shares to the Trust, the price per share, if any, such Prohibited Owner paid for the shares of Capital Stock and, in the case of a Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or Transfer, as the case may be, resulted in the transfer of shares to the Trust, the price per share equal to the Market Price on the date of such Non-Transfer Event or Transfer. Any remaining amount in such Trust shall be distributed to the Beneficiary.

(4) Voting Rights. The Trustee shall be entitled to vote all Shares-in-Trust. Any vote by a Prohibited Owner as a holder of shares of Capital Stock prior to the discovery by the Corporation that the shares of Capital Stock are Shares-in-Trust shall, subject to applicable law, be rescinded and be void ab initio with respect to such Shares-in-Trust and be recast by the Trustee; provided, however, that, if the Corporation has already taken irreversible corporation action, then the Trustee shall not have the authority to rescind and recast such vote. The Trustee shall vote all Shares-in-Trust in accordance with the recommendation of the Designated Proxy Firm and shall abstain if no such recommendation has been made. For the purposes of this subsection (4), the “Designated Proxy Firm” means Institutional Shareholder Services, Inc. or any successor thereto or a nationally recognized proxy advisory firm designated by the vote of a majority of the independent members of the Board of Directors in their discretion from time to time; provided, however, that the independent members of the Board of Directors shall not designate a Designated Proxy Firm after the date on which a meeting of stockholders has been called until after such meeting has been held; provided further, however, that, if such meeting has been adjourned, no designation of a Designated Proxy Firm shall occur until after the date on which such adjourned meeting has been held. The Prohibited Owner shall be deemed to have given, as of the Close of Business on the Business Day prior to the date of the purported Transfer or Non-Transfer Event that results in the transfer to the Trust of shares of Capital Stock under subsection B of this Article XIV, an irrevocable proxy to the Trustee to vote the Shares-in-Trust in accordance with this subsection (4).

(5) Designation of Permitted Transferee. The Trustee shall have the exclusive and absolute right to designate a Permitted Transferee of any and all Shares-in-Trust in an orderly fashion so as not to materially adversely affect the Market Price of its Shares-in-Trust. The Trustee shall designate any Person as a Permitted Transferee, provided, however, that (i) the Permitted Transferee so designated purchases for valuable consideration (whether in a public or private sale) the Shares-in-Trust, and (ii) the Permitted Transferee so designated may acquire such Shares-in-Trust without such acquisition resulting in a transfer to a Trust and the redesignation of such shares of Capital Stock so acquired as Shares-in-Trust under subsection B of this Article XIV. Upon the designation by the Trustee of a Permitted Transferee in accordance with the provisions of this subsection G(5), the Trustee shall (i) cause to be transferred to the Permitted Transferee that number of Shares-in-Trust acquired by the Permitted Transferee, (ii) cause to be recorded on the books of the Corporation that the Permitted Transferee is the holder of record of such number of shares of Capital Stock, as applicable, (iii) cause the Shares-in-Trust to be cancelled, and (iv) distribute to the Beneficiary any and all amounts held with respect to the Shares-in-Trust after making the payment to the Prohibited Owner pursuant to subsection G(6) of this Article XIV.

(6) Compensation to Record Holder of Shares of Capital Stock that Become Shares-in-Trust. Any Prohibited Owner shall be entitled (following discovery of the Shares-in-Trust and subsequent designations of the Permitted Transferee in accordance with subsection G(5) of this Article XIV or following the acceptance of the offer to purchase such shares in accordance with subsection G(7) of this Article XIV) to receive from the Trustee following the sale or other disposition of such Shares-in-Trust the lesser of (i) in the case of (a) a purported Transfer in which the Prohibited Owner gave value for shares of Capital Stock and which Transfer resulted in the transfer of the shares to the Trust, the price per share, if any, such Prohibited Owner paid for the shares of Capital Stock, or (b) a Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or Transfer, as the case may be, resulted in the transfer of shares to the Trust, the price per share equal to the Market Price on the date of such Non-Transfer Event or Transfer, and (ii) the price per share received by the Trustee from the sale or other disposition of such Shares-in-Trust. Any amounts received by the Trustee in respect of such Shares-in-Trust and in excess of such amounts to be paid to the Prohibited Owner pursuant to this subsection G(6) shall be distributed to the Beneficiary in accordance with the provisions of subsection G(5) of this Article XIV. Each Beneficiary and Prohibited Owner waives any and all claims that it may have against the Trustee and the Trust arising out of the disposition of Shares-in-Trust, except for claims arising out of the gross negligence or willful misconduct of, or any failure to make payments in accordance with this subsection G(6), by such Trustee or the Corporation.

(7) Purchase Right in Shares-in-Trust. Shares-in-Trust shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such Shares-in-Trust (or, in the case of devise, gift or Non-Transfer Event, the Market Price at the time of such devise, gift or Non-Transfer Event), and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. Subject to subsection G(6) of this Article XIV, the Corporation shall have the right to accept such offer for a period of ninety (90) days after the later of (i) the date of the Non-Transfer Event or purported Transfer which resulted in such Shares-in-Trust and (ii) the date the Corporation determines in good faith that a Transfer or Non-Transfer Event resulting in Shares-in-Trust has occurred, if the Corporation does not receive a notice of such Transfer or Non-Transfer Event pursuant to subsection D of this Article XIV.

H. Modification and Limitations on Changes of Limits.

(1) Increase or Decrease in Stock Ownership Limit or Constructive Ownership Limit. Subject to the limitations provided in subsection H(2) of this Article XIV, the Board of Directors may from time to time increase or decrease the Stock Ownership Limit or the Constructive Ownership Limit; provided, however, that (i) any decrease may only be made prospectively as to subsequent holders (other than a decrease as a result of a retroactive change in existing law that would require a decrease in order for the Corporation to retain REIT status, in which case such decrease shall be effective immediately) and (ii) any decrease may only be made if the Board of Directors reasonably determines that such decrease is advisable to help the Corporation protect its status as a REIT.

(2) Limitation on Changes in Stock Ownership Limit or Constructive Ownership Limit. Prior to the modification of any Stock Ownership Limit or Constructive Ownership Limit pursuant to subsection H(1) of this Article XIV, the Board of Directors may require such opinions of counsel, affidavits, undertakings, or agreements as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT.

I. Remedies Not Limited. Nothing contained in this Article XIV shall limit the authority of the Corporation to take such other action as it deems necessary or advisable (i) to protect the Corporation and the interests of its stockholders by preservation of the Corporation’s status as a REIT, and (ii) to ensure compliance with the Stock Ownership Limit or the Constructive Ownership Limit, as applicable.

J. Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Article XIV, including any defined term contained herein, the Board of Directors shall have the power to determine the application of the provisions of this Article XIV with respect to any situation based on the facts known to it. In the event that this Article XIV requires an action by the Board of Directors and this Certificate of Incorporation fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is in furtherance of the provisions of this Article XIV.

K. Severability. If any provision of this Article XIV or any application of any such provision is determined to be invalid by any Federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

L. Legend. Each certificate for shares of Capital Stock shall bear substantially the following legend:

“The shares represented by this certificate are subject to restrictions on transfer for the purpose of the Corporation’s maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”). No Person may (i) Beneficially Own shares of Capital Stock in excess of 9.9% of the number or value of outstanding shares of Capital Stock (whichever is more restrictive) or Constructively Own shares of Capital Stock in excess of 9.9% of the number or value of outstanding shares of Capital Stock (whichever is more restrictive); (ii) beneficially own shares of Capital Stock that would result in the shares of Capital Stock being beneficially owned by fewer than 100 Persons (determined without reference to any rules of attribution); (iii) Beneficially Own shares of Capital Stock that would result in the Corporation being “closely held” under Section 856(h) of the Code; or (iv) Constructively Own shares of Capital Stock that would cause the Corporation or any of its Subsidiaries to Constructively Own 10% or more of the ownership interests in a tenant of the Corporation’s or a Subsidiary’s real property, within the meaning of Section 856(d)(2)(B) of the Code. Any Person who attempts to Beneficially Own or Constructively Own shares of Capital Stock in excess of the above limitations must notify the Corporation in writing as promptly as practicable. Any transfer in violation of the above limitations will be void ab initio. Notwithstanding the foregoing, if the restrictions above are violated, the shares of Capital Stock represented hereby will be transferred automatically and by operation of law to a Trust and shall be designated Shares-in-Trust. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to, and all capitalized terms in this legend have the meanings defined in, the Corporation’s charter, a copy of which, including the restrictions on transfer, will be sent without charge to each stockholder who so requests.”

ARTICLE XV

In addition to any votes required by applicable law and subject to the express rights of the holders of any series of Preferred Stock, if any outstanding, and notwithstanding anything contained in this Certificate of Incorporation to the contrary, but subject to the rights of holders of Class A Stock set forth in Article IV, the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, modify or repeal any provision, or adopt any new or additional provision, in a manner inconsistent with Articles V, VI(C), VII, XII and this Article XV.

ARTICLE XVI

When the terms of this Certificate of Incorporation refer to a specific agreement or other document or a decision by any body, person or entity to determine the meaning or operation of a provision hereof, the secretary of the Corporation shall maintain a copy of such agreement, document or decision at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any stockholder who makes a request therefor. Unless otherwise provided in this Certificate of Incorporation, a reference to any specific agreement or other document shall be deemed a reference to such agreement or document as amended, restated or supplemented from time to time in accordance with the terms of such agreement or document.

IN WITNESS WHEREOF, the Corporation has caused this Third Amended and Restated Certificate of Incorporation to be signed by its Corporate Secretary this [    ] day of [            ], 2018.

GGP INC.

/s/ [ ]
Name: [ ] Its: [ ]

SIGNATURE PAGE TO THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

GGP INC.

Exhibit A

NOTICE OF EXCHANGE

Reference is made to the Third Amended and Restated Certificate of Incorporation of Brookfield Property REIT Inc. (the “Charter”). All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed to them respectively in the Charter.

The undersigned Class A Shareholder hereby irrevocably (i) exercises its right to require the Corporation to repurchase                      Tendered Class A Shares in accordance with the terms of the Charter and the Exchange Right referred to therein; and (ii) surrenders such Tendered Class A Shares and all right, title and interest therein. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has, and shall maintain through the time at which the exchange of such Tendered Class A Shares is consummated, marketable and unencumbered title to such Tendered Class A Shares, free and clear of all liens, claims, encumbrances, rights or interests of any other Person; (b) has the full right, power, and authority to exchange and surrender such Tendered Class A Shares as provided herein; and (c) has obtained the consent or approval of all Persons, if any, having the right to consent to or approve such exchange and surrender.

The undersigned acknowledges that the Corporation, BPI, BAM or the Rights Agent will respond to this notice by the deadlines prescribed in the Charter or, if applicable, the Rights Agreement, with delivery instructions for the Tendered Class A Shares.

The Cash Amount, or the BPY Units Amount in the event that BPI has elected, in its sole and absolute discretion, to satisfy Brookfield Property REIT Inc.’s Exchange Right obligation by exchanging the Tendered Class A Shares for the BPY Units Amount, shall be paid or issued, as applicable, to:

Please insert social security or other identifying number

(Please print name, address, phone number and email address)

Delivery instructions for BPY Units Amount:

[Please insert complete instructions including recipient’s DTC participant number and the account number at the participant.]

Delivery instructions for Cash Amount:

[Please insert complete wire transfer instructions.]

Dated: ,

Signature

Signature Medallion Guaranteed:

Signatures should be guaranteed by an eligible guarantor institution (bank, stock broker or savings and loan association with membership in an approved signature medallion program).

B-EX A-1

Exhibit B

AMENDED AND RESTATED DESIGNATIONS, PREFERENCES AND RIGHTS

OF

6.375% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

[Attached hereto]

AMENDED AND RESTATED

DESIGNATIONS,

PREFERENCES AND RIGHTS

OF

6.375% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK OF

GGP INC.

The Corporation is authorized to issue up to eleven million, five hundred thousand (11,500,000) shares of 6.375% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, which shall have the following powers, designations, preferences and other special rights (in addition to those otherwise set forth in the Corporation’s Certificate of Incorporation):

1. Designation and Number. The Corporation shall be authorized to issue shares of a series of Preferred Stock designated “6.375% Series A Cumulative Redeemable Preferred Stock” (the “Series A Preferred Stock”), which shall consist of 11,500,000 authorized shares.

2. Status of Acquired Shares. All shares of Series A Preferred Stock redeemed, purchased, exchanged, or otherwise acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock, par value $0.01 per share, of the Corporation.

3. Ranking. The Series A Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (i) senior to the Class C Stock, par value $0.01 per share, of the Corporation (the “Class C Stock”), the Class B Stock, par value $0.01 per share, of the Corporation (the “Class B Stock”), and the Class A Stock, par value $0.01 per share, of the Corporation (the “Class A Stock”) and any other class or series of capital stock established by the Corporation in the future, the terms of which specifically provide that such series ranks junior to the Series A Preferred Stock as to the payment of dividends and distribution of assets upon the Corporation’s liquidation, dissolution or winding up, (ii) on parity with any series of preferred stock that the Corporation may establish in the future the terms of which specifically provide that such series ranks on parity with the Series A Preferred Stock with respect to the payment of dividends and distributions of assets upon the Corporation’s liquidation, dissolution or winding up, and (iii) junior to any other series of preferred stock established by the Corporation in the future, the terms of which specifically provide that such series ranks senior to the Series A Preferred Stock as to the payment of dividends and distribution of assets upon the Corporation’s liquidation, dissolution or winding up (which establishment shall be subject to Section 9 below).

4. Dividends.

(a) The holders of the then outstanding shares of Series A Preferred Stock shall be entitled to cumulative preferential cash dividends (whether or not declared) at the rate of 6.375% per year of the $25.00 liquidation preference per share, which is equivalent to $1.59375 per share of Series A Preferred Stock per year. Dividends shall only be paid when, as and if declared by the Board of Directors, however, dividends shall accumulate whether or not so declared.

(b) Dividends on the Series A Preferred Stock shall accrue and be cumulative from, and including, the date of original issuance and shall be payable (when, as and if declared by the Board of Directors) quarterly in arrears on the first day of January, April, July and October of each year, or, if not a business day, the next succeeding business day (and no interest, additional dividends or other sums shall accrue or accumulate on the amount so payable for the period from and after that dividend payment date to that next succeeding business day). The initial dividend on the Series A Preferred Stock, which shall be paid on April 1, 2013 if declared by the Board of Directors, shall be for less than a full quarter and shall be in the amount of $0.2125 per share. The amount of this initial dividend has been prorated and computed, and the Corporation will prorate and compute any other dividend payable for a partial dividend period, on the basis of a 360-day year consisting of twelve 30-day

B-EX B-1

months. Dividends payable on the Series A Preferred Stock for each full dividend period shall be computed by dividing the annual dividend rate by four.

(c) The Corporation shall pay dividends to holders of record as they appear in the stock records at the close of business on the applicable dividend record date. The dividend record date shall be the fifteenth day of the calendar month immediately preceding the calendar month in which the related dividend payment date falls, or such other date that the Board of Directors shall designate for the payment of dividends that is not more than 30 nor less than 10 days prior to the applicable dividend payment date.

(d) The Corporation shall not declare dividends on the Series A Preferred Stock, or pay or set apart for payment dividends on the Series A Preferred Stock, if the terms of any of the agreements of the Corporation, including any agreement relating to the indebtedness of the Corporation, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends shall be declared by the Board of Directors or paid or set apart for payment if such declaration or payment is restricted or prohibited by law.

(e) Dividends on the Series A Preferred Stock shall accrue and accumulate, however, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of dividends and whether or not such dividends are declared by the Board of Directors.

(f) Except as described in the next paragraph (g), unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sufficient sum set apart for payment for all past dividend periods and the current dividend period:

(i) no dividends (other than dividends in shares of Class C Stock, Class B Stock, Class A Stock or other shares of capital stock of the Corporation ranking junior to the Series A Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up) may be declared or paid or set aside for payment, and no other distribution may be declared or made, upon the Class C Stock, the Class B Stock, the Class A Stock or any of the Corporation’s other capital stock ranking junior to or on parity with the Series A Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up; and

(ii) no shares of Class C Stock, Class B Stock, Class A Stock or any other shares of capital stock of the Corporation ranking junior to or on parity with the Series A Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up may be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation, except by conversion into or exchange for other shares ranking junior to the Series A Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up; provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition by the Corporation of any shares of capital stock of the Corporation to the extent necessary to preserve the Corporation’s status as a real estate investment trust (“REIT”) as defined in the Internal Revenue Code of 1986, as amended (the “Code”).

(g) When full cumulative dividends are not paid (or the Corporation does not set apart a sum sufficient to pay in full cumulative dividends for all past dividend periods and the current dividend period) upon the Series A Preferred Stock and the shares of any other series of capital stock of the Corporation ranking on parity as to dividend rights with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of capital stock ranking on parity as to dividend rights with the Series A Preferred Stock shall be declared pro rata, so that the amount of dividends declared per share of the Series A Preferred Stock and such other series of capital stock of the Corporation will in all cases bear to each other the same ratio that accumulated dividends per share of the Series A Preferred Stock and such other series of capital stock (which will not include any accrual or accumulation in respect of unpaid dividends for prior dividend periods if such other series of capital stock does not have a cumulative dividend) bear to each other.

B-EX B-2

(h) No interest shall be payable in respect of any dividend payment on the Series A Preferred Stock that may be in arrears. Holders of shares of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property, or stock, in excess of the full cumulative dividends on the Series A Preferred Stock to which they are entitled. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares that remains payable.

(i) If, for any taxable year, the Corporation elects to designate as “capital gain dividends” (as defined in Section 857 of the Code or any successor revenue code or section) any portion of the total dividends (as determined for Federal income tax purposes) paid or made available for the year to holders of all classes and series of shares of the capital stock of the Corporation (the “Capital Gains Amount”), then the portion of the Capital Gains Amount that shall be allocable to holders of the Series A Preferred Stock shall be in the same portion that the total dividends paid or made available to the holders of the Series A Preferred Stock for the year bears to the total dividends for the year made with respect to all classes and series of the outstanding shares of capital stock.

5. Liquidation Preference.

(a) Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of the Series A Preferred Stock shall be entitled to receive out of the assets available for distribution to stockholders (after payment or provision for all of the debts and other liabilities and subject to the preferential rights of the holders of any future series of preferred stock of the Corporation ranking senior to the Series A Preferred Stock with respect to the distribution of assets upon the liquidation, dissolution or winding up (which establishment shall be subject to Section 9 below)) a liquidation preference of $25.00 per share in cash (or property having a fair market value as determined by the Board of Directors valued at $25.00 per share) plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of payment, before any distribution of assets is made to holders of Class C Stock, Class B Stock, Class A Stock or any other class or series of capital stock of the Corporation ranking junior to the Series A Preferred Stock as to liquidation rights.

(b) If upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the available assets of the Corporation are insufficient to make full payment to holders of the Series A Preferred Stock and any other shares of capital stock of the Corporation ranking on parity with the Series A Preferred Stock as to liquidation rights, then holders of the Series A Preferred Stock and holders of shares of such capital stock ranking on parity with the Series A Preferred Stock as to liquidation rights will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Written notice of any such liquidation, dissolution or winding up, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given to holders of the Series A Preferred Stock by first-class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, at the address of such holder as it appears on the stock transfer records (or, in the case of Series A Preferred Stock held in global form, in accordance with applicable procedures of The Depository Trust Company (“DTC”)).

(d) After payment of the full amount of the liquidating dividends to which holders of the Series A Preferred Stock are entitled on shares of Series A Preferred Stock, such holders shall not have any right or claim to any of the remaining assets with respect to such shares of Series A Preferred Stock.

(e) The consolidation or merger of the Corporation with or into another entity, the merger of another entity with or into the Corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Corporation shall, in each case, not be deemed to constitute a liquidation, dissolution or winding up of the affairs of the Corporation for purposes of the liquidation rights of the Series A Preferred Stock.

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6. Redemption.

(a) Optional Redemption. Except with respect to a Special Optional Redemption and a REIT Qualification Optional Redemption (each as defined below), the Corporation may not redeem the Series A Preferred Stock prior to February 13, 2018. On or after February 13, 2018, the Corporation, at its option, upon giving the notice described in paragraph (4) below, may redeem the Series A Preferred Stock, in whole at any time or in part from time to time, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption (such redemption, an “Optional Redemption”). If, prior to the Change of Control Conversion Date (as defined below), the Corporation has provided or provides irrevocable notice of redemption with respect to the Series A Preferred Stock (whether pursuant to an Optional Redemption, REIT Qualification Optional Redemption or Special Optional Redemption), the holders of Series A Preferred Stock shall not have the conversion right described in Section 7 below with respect to the shares of Series A Preferred Stock called for redemption (unless the Corporation defaults in the payment of the redemption price and accumulated and unpaid dividends).

(b) Special Optional Redemption.

(i) Upon the occurrence of a Change of Control (as defined below), the Corporation may, at its option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption (such redemption, a “Special Optional Redemption”). If, prior to the Change of Control Conversion Date, the Corporation has provided or provides irrevocable notice of redemption with respect to the Series A Preferred Stock (whether pursuant to an Optional Redemption, REIT Qualification Optional Redemption or Special Optional Redemption), the holders of Series A Preferred Stock will not have the conversion right described in Section 7 below with respect to the shares of Series A Preferred Stock called for redemption (unless the Corporation defaults in the payment of the redemption price and accumulated and unpaid dividends).

(ii) A “Change of Control” is when, after the initial delivery of the Series A Preferred Stock, the following have occurred and are continuing:

(1) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Corporation’s stock entitling that person to exercise more than 50% of the total voting power of all the Corporation’s stock entitled to vote generally in the election of the Corporation’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(2) following the closing of any transaction referred to in the immediately preceding paragraph (1), neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts (“ADRs”) representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE MKT or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

(c) Restrictions on Ownership and Transfer; REIT Qualification Optional Redemption.

(i) If the redemption of a holder’s Series A Preferred Stock is required to prevent a violation of the Stock Ownership Limit (as defined in Article XIV of the Corporation’s Certificate of Incorporation), then the Corporation may, at its option, redeem the Series A Preferred Stock of such holder, in such amount required to comply with the Stock Ownership Limit, for cash at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared), to, but not including, the date of

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redemption (such redemption, a “REIT Qualification Optional Redemption”). If, prior to the Change of Control Conversion Date, the Corporation has provided or provides irrevocable notice of redemption with respect to the Series A Preferred Stock (whether pursuant to the optional redemption right, REIT qualification optional redemption right or special optional redemption right), the holders of Series A Preferred Stock will not have the conversion right described in Section 7 below with respect to the shares of Series A Preferred Stock called for redemption (unless the Corporation defaults in the payment of the redemption price and accumulated and unpaid dividends).

(d) Redemption Procedures.

(i) If the Corporation elects to redeem the Series A Preferred Stock as described above, the Corporation shall provide to each record holder of the Series A Preferred Stock a notice of redemption not fewer than 30 days nor more than 60 days before the redemption date. The Corporation shall send the notice to the address shown on the Corporation’s share transfer books for each holder or, in the case of Series A Preferred Stock held in global form, in accordance with the applicable procedures of DTC. A failure to give notice of redemption or any defect in the notice or in its provision shall not affect the validity of the redemption of any Series A Preferred Stock, except as to the holder to whom notice was defective. Each notice shall state the following:

(1) the redemption date;

(2) the redemption price and accumulated and unpaid dividends payable on the redemption date;

(3) the number of shares of Series A Preferred Stock to be redeemed;

(4) if fewer than all shares of the Series A Preferred Stock are to be redeemed, the number of shares of the Series A Preferred Stock to be redeemed;

(5) the place or places where the certificates, if any, representing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price;

(6) procedures for surrendering non-certificated shares of Series A Preferred Stock for payment of the redemption price;

(7) that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue and accumulate on such redemption date (unless the Corporation defaults in payment of the redemption price and all accumulated and unpaid dividends);

(8) that payment of the redemption price and any accumulated and unpaid dividends will be made upon presentation and surrender of such Series A Preferred Stock;

(9) in the case of a Special Optional Redemption, that the Series A Preferred Stock is being redeemed pursuant to the special optional redemption right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; and

(10) in the case of a Special Optional Redemption, that the holders of the Series A Preferred Stock to which the notice relates will not be able to tender such Series A Preferred Stock for conversion in connection with the Change of Control (unless the Corporation defaults in payment of the redemption price and all accumulated and unpaid dividends) and each share of Series A Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

(ii) If the Corporation redeems fewer than all of the shares of the Series A Preferred Stock, the Corporation shall determine the number of shares to be redeemed. In such circumstances, the shares of the Series A Preferred Stock to be redeemed shall be selected pro rata or in another equitable manner determined by the Corporation and in accordance with the rules of the NYSE or any other securities exchange or quotation system on which the Series A Preferred Stock is then listed, traded or quoted.

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(iii) Notwithstanding the foregoing, if the Series A Preferred Stock is held in global form, the notice of redemption and redemption procedures, as applicable, must comply with applicable procedures of DTC.

(iv) If the Corporation has given a notice of redemption and has irrevocably set aside sufficient funds for the redemption in trust for the benefit of the holders of the Series A Preferred Stock called for redemption, then from and after the redemption date (unless the Corporation defaults in payment of the redemption price and all accumulated and unpaid dividends), those shares of Series A Preferred Stock shall be treated as no longer being outstanding, no further dividends shall accrue or accumulate and all other rights of the holders of those shares of Series A Preferred Stock shall terminate. The holders of those shares of Series A Preferred Stock shall retain their right to receive the redemption price for their shares and any accumulated and unpaid dividends through, but not including, the redemption date, without interest.

(v) If a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, the holders of Series A Preferred Stock at the close of business on a dividend record date shall be entitled to receive the dividend payable with respect to the Series A Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series A Preferred Stock between such record date and the corresponding payment date or the default in the payment of the dividend due. Except as provided above, the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock to be redeemed.

(vi) Notwithstanding the foregoing, unless full cumulative dividends on all shares of the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sufficient sum set apart for payment for all past dividend periods and the then current dividend period, the Corporation may not:

(1) redeem any shares of the Series A Preferred Stock or any class or series of capital stock of the Corporation ranking junior to or on parity with the Series A Preferred Stock as to dividend rights or rights upon liquidation, dissolution or winding up unless the Corporation simultaneously redeems all shares of the Series A Preferred Stock; or

(2) purchase or otherwise acquire directly or indirectly any shares of the Series A Preferred Stock or any other shares of capital stock of the Corporation ranking junior to or on parity with the Series A Preferred Stock as to dividend rights or rights upon liquidation, dissolution or winding up, except by exchange for shares of capital stock ranking junior to the Series A Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up;

provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition by the Corporation of any shares of capital stock of the Corporation to the extent necessary to preserve the Corporation’s REIT status.

7. Conversion Rights.

(a) Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock shall have the right (unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides irrevocable notice of its election to redeem the Series A Preferred Stock as described in Section 6 above, in which case such holder will only have the right with respect to the shares of Series A Preferred Stock not called for redemption (unless the Corporation defaults in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series A Preferred Stock subject to such default in payment)) to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of Class A Stock or Class C Stock (whichever class is elected by the holder of Series A Preferred Stock) per share of Series A Preferred Stock (the “Class A Stock Conversion Consideration” and the “Class C Stock Conversion Consideration,” as applicable), which is equal to the lesser of:

(i) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of

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Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Class A Stock Price or Class C Stock Price, as applicable (such quotient, the “Conversion Rate”); and

(ii) the product of 2.4679 multiplied by the Adjustment Amount (the “Class A Share Cap”) in the case of shares of Class A Stock and 2.4679 (the “Class C Share Cap”) in the case of shares of Class C Stock, in each case subject to certain adjustments described below.

A share of Series A Preferred Stock shall entitle its holder to convert such share into either, but not both, of Class A Stock or Class C Stock. If a holder of Series A Preferred Stock makes no election on whether to receive Class A Stock or Class C Stock, such holder shall receive Class A Stock upon conversion in accordance with this paragraph.

“Adjustment Amount” means the sum of (A) the whole number (or fraction) of shares of Class A Stock distributed to a holder of one Cash Electing Share as a result of the payment of the Pre-Closing Dividend and (B) the quotient of (1) the sum of the cash amount received by a holder of one Cash Electing Share as a result of the payment of the Pre-Closing Dividend and the Per Share Merger Consideration, divided by (2) the Parent Common Unit Closing Price. Capitalized terms in the preceding sentence that are not defined herein having the meaning provided in the Agreement and Plan of Merger dated as of March 26, 2018 by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp., and GGP Inc., as amended from time to time.

(b) Each of the Class A Share Cap and the Class C Share Cap, as applicable, is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of Class A Stock or Class C Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Class A Stock or Class C Stock, as applicable, as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Class A Stock or Class C Stock, as applicable, that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of the Class A Stock or Class C Stock, as applicable, outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Class A Stock or Class C Stock, as applicable, outstanding immediately prior to such Share Split.

(c) For the avoidance of doubt, subject to the immediately succeeding sentence, (i) the aggregate number of shares of Class A Stock (or equivalent Class A Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed the number of shares of Class A Stock equal to the product of the Class A Share Cap multiplied by 11,500,000 (or equivalent Class A Alternative Conversion Consideration, as applicable) (the “Class A Exchange Cap”) and (ii) the aggregate number of shares of Class C Stock (or equivalent Class C Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 28,380,850 shares of Class C Stock (or equivalent Class C Alternative Conversion Consideration, as applicable) (the “Class C Exchange Cap”). The Class A Exchange Cap and Class C Exchange Cap are each subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustments to the Share Cap.

(d) In the case of a Change of Control pursuant to which the Class A Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the “Class A Alternative Form Consideration”), a holder of Series A Preferred Stock shall receive upon conversion of such Series A Preferred Stock, in lieu of receiving Class A Stock, the kind and amount of Class A Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of the Class A Stock equal to the Class A Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Class A Alternative Conversion Consideration,” and the

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Class A Stock Conversion Consideration or the Class A Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Class A Conversion Consideration”). In the case of a Change of Control pursuant to which the Class C Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the “Class C Alternative Form Consideration”), a holder of Series A Preferred Stock shall receive upon conversion of such Series A Preferred Stock, in lieu of receiving Class C Stock, the kind and amount of Class C Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of the Class C Stock equal to the Class C Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Class C Alternative Conversion Consideration,” and the Class C Stock Conversion Consideration or the Class C Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Class C Conversion Consideration”). A share of Series A Preferred Stock shall entitle its holder to elect to receive either, but not both, of the Class A Alternative Conversion Consideration or the Class C Alternative Conversion Consideration with respect to such share of Series A Preferred Stock in accordance with this paragraph, and if no election is made such holder shall receive the Class A Alternative Conversion Consideration.

(e) If the holders of Class A Stock or Class C Stock, as applicable, have the opportunity to elect the form of consideration to be received in the Change of Control, the Class A Conversion Consideration and Class C Conversion Consideration, as applicable, shall be deemed to be the kind and amount of consideration actually received by holders of a majority of the shares of Class A Stock or Class C Stock, as applicable, that voted for such an election (if electing between two types of consideration) or holders of a plurality of the shares of Class A Stock or Class C Stock, as applicable, that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of the Class A Stock or Class C Stock, as applicable, are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

(f) The Corporation shall not issue fractional shares of Class A Stock or Class C Stock upon the conversion of the Series A Preferred Stock. Instead, the Corporation shall pay the cash value of such fractional shares.

(g) Within 15 days following the occurrence of a Change of Control, the Corporation shall provide to holders of Series A Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice shall state the following:

(i) the events constituting the Change of Control;

(ii) the date of the Change of Control;

(iii) the last date on which the holders of Series A Preferred Stock may exercise their Change of Control Conversion Right;

(iv) the method and period for calculating the Class A Stock Price and the Class C Stock Price, as applicable;

(v) the Change of Control Conversion Date;

(vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides irrevocable notice of the election to redeem all or any portion of the Series A Preferred Stock, holders will not be able to convert shares of Series A Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right (unless the Corporation defaults in payment of the redemption price and all accumulated and unpaid dividends);

(vii) if applicable, the type and amount of Class A Alternative Conversion Consideration or Class C Alternative Consideration, as applicable, entitled to be received per share of Series A Preferred Stock;

(viii) the name and address of the paying agent and the conversion agent;

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(ix) the procedures that the holders of Series A Preferred Stock must follow to exercise the Change of Control Conversion Right; and

(x) the last date on which holders of Series A Preferred Stock may withdraw shares surrendered for conversion and the procedures such holders must follow to effect such a withdrawal.

(h) The Corporation shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on the website of the Corporation, in any event prior to the opening of business on the first business day following any date on which the Corporation provides the notice described above to the holders of Series A Preferred Stock.

(i) To exercise the Change of Control Conversion Right, the holders of Series A Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series A Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the transfer agent for the Series A Preferred Stock, or, in the case of Series A Preferred Stock held in global form, comply with the applicable procedures of DTC. The conversion notice must state:

(i) the relevant Change of Control Conversion Date;

(ii) the number of shares of Series A Preferred Stock to be converted;

(iii) any election to receive Class C Conversion Consideration in lieu of Class A Conversion Consideration; and

(iv) that the Series A Preferred Stock is to be converted pursuant to the applicable provisions of the Series A Preferred Stock.

(j) The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which shall be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Corporation provides the notice described above to the holders of Series A Preferred Stock.

(k) The “Class A Stock Price” shall be (i) if the consideration to be received in the Change of Control by the holders of Class A Stock is solely cash, the amount of cash consideration per share of Class A Stock or (ii) if the consideration to be received in the Change of Control by holders of Class A Stock is other than solely cash (x) the average of the closing sale prices per share of Class A Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Class A Stock is then traded, (y) the average of the last quoted bid prices for the Class A Stock in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Class A Stock is not then listed for trading on a U.S. securities exchange, or (z) if there are no such quoted bid prices, the value of a share of Class A Stock as determined in good faith by the Board of Directors.

(l) The “Class C Stock Price” shall be (i) if the consideration to be received in the Change of Control by the holders of Class C Stock is solely cash, the amount of cash consideration per share of Class C Stock or (ii) if the consideration to be received in the Change of Control by holders of Class C Stock is other than solely cash (x) the average of the closing sale prices per share of Class C Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on

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which the Class C Stock is then traded, (y) the average of the last quoted bid prices for the Class C Stock in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Class C Stock is not then listed for trading on a U.S. securities exchange, or (z) if there are no such quoted bid prices, the value of a share of Class C Stock as determined in good faith by the Board of Directors.

(m) Holders of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the transfer agent for the Series A Preferred Stock prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state:

(i) the number of withdrawn shares of Series A Preferred Stock;

(ii) if certificated Series A Preferred Stock has been issued, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and

(iii) the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice.

(n) Notwithstanding the foregoing, if the Series A Preferred Stock is held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of DTC.

(o) Shares of Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Class A Conversion Consideration or Class C Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date the Corporation has provided or provides notice of the election to redeem such Series A Preferred Stock, whether pursuant to an Optional Redemption, Special Optional Redemption or REIT Qualification Optional Redemption (in which case the holders of Series A Preferred Stock shall not have the conversion right with respect to the shares of Series A Preferred Stock so called for redemption (unless the Corporation defaults in the payment of the redemption price and accumulated and unpaid dividends). If the Corporation elects to redeem Series A Preferred Stock that would otherwise be converted into the applicable Class A Conversion Consideration or Class C Conversion Consideration on a Change of Control Conversion Date, such Series A Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date, in accordance with Optional Redemption, Special Optional Redemption or REIT Qualification Optional Redemption.

(p) The Corporation shall deliver amounts owing upon conversion no later than the third business day following the Change of Control Conversion Date.

(q) In connection with the exercise of any Change of Control Conversion Right, the Corporation shall comply with all federal and state securities laws and stock exchange rules in connection with any conversion of Series A Preferred Stock into shares of Class A Stock, Class C Stock or other property. Notwithstanding any other provision of the Series A Preferred Stock, no holder of Series A Preferred Stock shall be entitled to convert such Series A Preferred Stock into shares of Class A Stock or Class C Stock to the extent that receipt of such Class A Stock or Class C Stock would cause such holder (or any other person) to exceed the Stock Ownership Limit (unless the Corporation provides an exemption from such limitation for such holder).

(r) Except as provided in this Section 7, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

8. No Maturity, Sinking Fund or Mandatory Redemption. The Series A Preferred Stock has no maturity date and the Corporation shall not be required to redeem the Series A Preferred Stock at any time. The Series A Preferred Stock shall not be subject to any sinking fund.

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9. Voting Rights.

(a) Holders of the Series A Preferred Stock shall not have any voting rights, except as set forth below or as required by law or the rules of the NYSE or any other securities exchange or quotation system on which the Series A Preferred Stock is then listed, traded or quoted. On any matters in which the Series A Preferred Stock is entitled to vote, each share shall be entitled to one vote.

(b) Whenever dividends on the Series A Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of the Series A Preferred Stock shall be entitled, voting as a single class together with holders of all other series of the Corporation’s preferred stock upon which voting rights have been conferred and are exercisable (the “Voting Parity Preferred”), to elect a total of two additional directors to the Board of Directors at a special meeting called by the holders of record of at least 10% of the Series A Preferred Stock or at least 10% of any other Voting Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which case, such vote shall be held at the earlier of the next annual or special meeting of stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting, until all dividends accumulated on the Series A Preferred Stock for the past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment of such dividends has been set aside for payment. If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock shall have been paid in full or set aside for payment in full, the holders of the Series A Preferred Stock shall be divested of the foregoing voting rights (but subject always to the same provision for the vesting of such voting rights in the case of any future arrearages for six or more quarterly periods (whether or not consecutive)), and if all accumulated dividends and the dividend for the then current period have been paid in full or set aside for payment in full on all series of Voting Parity Preferred, the term of office of each director so elected by the holders of the Series A Preferred Stock and the Voting Parity Preferred shall terminate.

(c) In addition, the Corporation may not, without the affirmative vote of holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock voting separately as a class:

(i) authorize, create or increase the authorized or issued amount of any class or series of capital stock of the Corporation ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, or reclassify any authorized capital stock into, or create, authorize or issue any obligation or security convertible into, exchangeable for or evidencing the right to purchase, any such senior shares; or

(ii) amend, alter or repeal the provisions of the Certificate of Incorporation (including this Certificate of Designations) or Bylaws of the Corporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof.

(d) However, with respect to any such amendment, alteration or repeal of the provisions of the Certificate of Incorporation (including this Certificate of Designations), whether by merger, consolidation or otherwise, so long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that, upon the occurrence of such event, the Corporation may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series A Preferred Stock, the occurrence of any such event shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Stock.

(e) Any increase in the amount of total authorized preferred stock of the Corporation, or any increase in the amount of authorized shares of the Series A Preferred Stock, or any creation, issuance or increase in the amount of authorized shares of any other series of the preferred stock ranking on parity with or junior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Stock.

B-EX B-11

10. Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any Series A Preferred Stock is outstanding, the Corporation shall (i) transmit by mail or otherwise provide (or other permissible means under the Exchange Act) to all holders of Series A Preferred Stock as their names and addresses appear in the record books (or otherwise in accordance with the applicable procedures of DTC) and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that the Corporation would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation were subject thereto (other than any exhibits, including certifications, that would have been required) (ii) promptly, upon request, provide copies of such reports to any prospective holder of Series A Preferred Stock. In such case, the Corporation shall mail (or otherwise provide) the information to the holders of Series A Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if the Corporation were subject to Section 13 or 15(d) of the Exchange Act.

10. Preemptive Rights. No holders of the Series A Preferred Stock shall, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for Class A Stock, Class C Stock or any other security.

* * * * *

B-EX B-12

Annex C

Exhibit C to Annex A, as Updated

FIFTH AMENDED AND RESTATED

BYLAWS

OF

BROOKFIELD PROPERTY REIT INC.

Effective [            ], 2018

FIFTH AMENDED AND RESTATED

BYLAWS

OF

BROOKFIELD PROPERTY REIT INC.

(Effective [            ], 2018)

ARTICLE I

STOCKHOLDERS

SECTION 1. Stockholder Meetings.

(a) The annual meeting of stockholders of Brookfield Property REIT Inc. (the “Corporation”) for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held each year at such date, time and place, if any, within or without the State of Delaware, as the Board of Directors shall determine.

(b) A special meeting of the stockholders for any purpose or purposes may be called only by the Board of Directors.

SECTION 2. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, and any other information required by law to be included in the notice. Unless otherwise provided by law, the Corporation’s Certificate of Incorporation, as it may be amended, restated or amended and restated from time to time (the “Certificate of Incorporation”), or these amended and restated bylaws (the “Bylaws”), the notice of any meeting shall be given (including pursuant to electronic transmission in the manner provided in Section 232 of the General Corporation Law of the State of Delaware (as amended, the “DGCL”) not less than ten (10) nor more than sixty (60) days prior to the date of the meeting to each stockholder of record entitled to vote at such meeting and shall otherwise comply with applicable law. If mailed, such notice shall be deemed to be given when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation. If notice is given by electronic transmission, such notice shall be deemed to be given at the times provided in the DGCL. Any previously scheduled meeting of the stockholders may be postponed or rescheduled, and (unless the Corporation’s Certificate of Incorporation otherwise provides) any special meeting of the stockholders may be cancelled, by resolution of the Board of Directors.

SECTION 3. Quorum and Adjournment. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of a majority of the voting power of the capital stock of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”), present in person or by proxy, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The chairman of the meeting may from time to time adjourn any meeting, whether or not there is such a quorum. Notice of any such adjourned meeting need not be given if the time and place of the adjourned meeting is announced at the meeting such adjournment is taken; provided, however, that notice shall be provided in accordance with applicable law if the meeting is adjourned for more than 30 days or as otherwise required by law. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 4. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors (the “Chairman”), or if none or in the Chairman’s absence, the Lead Director, or if none or in the

Lead Director’s absence, the Vice-Chairman, or if none or in the Vice-Chairman’s absence, the Chief Executive Officer, or in the Chief Executive Officer’s absence, a Vice-President, or, if none of the foregoing is present, by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman to be chosen by the stockholders entitled to vote who are present in person or by proxy at the meeting. The Secretary of the Corporation, or in the Secretary’s absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint any person present and capable of acting as secretary of such a meeting to act as secretary of the meeting.

SECTION 5. Voting; Proxies; Required Vote.

(a) At each meeting of stockholders, every stockholder entitled to vote at such meeting shall be entitled to vote in person or by proxy appointed in accordance with applicable law (but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period). In all matters presented to the stockholders at a meeting at which a quorum is present, other than the election of directors which shall be governed by Section 8 of this Article I, unless a different or minimum vote is required by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any law or regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter, the affirmative vote of the holders of a majority in voting power of the shares of stock present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders. Voting at meetings of stockholders need not be by written ballot.

Notwithstanding anything to the contrary set forth in these Bylaws, the non-binding advisory vote, pursuant to Section 14A(a)(2) of the Exchange Act, and the rules and regulations promulgated thereunder, in each case, as amended, with respect to the determination as to whether the advisory vote on executive compensation shall occur every one (1), two (2) or three (3) years, to the extent required, shall be decided by a plurality of the votes cast among three alternatives; provided that for purposes of any vote required pursuant to this sentence, neither abstentions nor broker non-votes shall count as votes cast.

(b) When specified business is to be voted on by a class or series of stock voting as a class, the affirmative vote of the holders of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class, unless otherwise provided in the Certificate of Incorporation or these Bylaws.

SECTION 6. Inspectors. The Board of Directors, in advance of any meeting, may, but need not unless required by law, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not so appointed, the person presiding at the meeting may, but need not unless required by law, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of such inspector’s ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors.

SECTION 7. Notice of Stockholder Nominations and Other Business.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors, or (C) by any stockholder of the Corporation who (i) was a stockholder of record of the Corporation at the time the notice provided for in this Section 7 is delivered to the Secretary of the Corporation and at the time of the annual meeting, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures set forth in this Section 7 as to such business or nomination. Except as provided by clause (a)(4) of this Section 7, clause (C) of the preceding sentence shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, in each case, as amended (the “Exchange Act”) and included in the Corporation’s proxy statement) at an annual meeting of stockholders.

(2) Without qualification or limitation of any other requirement, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(1) of this Section 7, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business other than the nominations of persons for election to the Board of Directors must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day nor later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than one hundred (100) days prior to the date of such annual meeting, not later than the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(3) To be in proper form, a stockholder’s notice delivered pursuant to this Section 7 must set forth: (A) as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in contested election, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act, (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected and (iii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and, if applicable, the beneficial owner of the shares held of record by such stockholder (the “Beneficial Owner”), if any, and their respective affiliates, or others acting in concert therewith, on the one hand, and each proposed nominee, and such persons’ respective affiliates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the stockholder making the nomination and any Beneficial Owner, if any, or any affiliate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; (B) if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the Beneficial Owner, if any, on whose behalf the proposal is made, and a description of all agreements, arrangements and understandings between such stockholder and Beneficial Owner, if any, (including their names) in connection with the proposal of such business by such stockholder; and (C) as to the stockholder giving the notice and the Beneficial Owner, if any, (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such Beneficial Owner, if any, (ii) (a) the class or series and number of shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such Beneficial Owner, (b) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation, (c) any short interest in any security of the Corporation (for purposes of these Bylaws a person shall be deemed have a short interest of such stockholders and Beneficial Owner, if any, in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (d) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder and Beneficial Owner, if any, that are separated or separable from the underlying shares of the Corporation and (e) any proportionate interest in shares of the Corporation held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and such Beneficial Owner, if any, any of their respective affiliates, and any others acting in concert with any of the foregoing with respect to such nomination or proposal, (iv) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (v) a representation whether the stockholder or the Beneficial Owner, if any, intends to be or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding Voting Stock required to approve or adopt the proposal or elect the nominee or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination, and (vi) any other information relating to such stockholder and Beneficial Owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act. In addition, the stockholder’s notice with respect to the election of directors must include, with respect to each nominee for election or reelection to the Board of Directors, the completed and signed questionnaire, representation and agreement required by Section 9 of this Article I. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee. Notwithstanding the foregoing, the information required by clauses (a)(3)(C)(ii) and (a)(3)(C)(iii) of this Section 7 shall be updated by such stockholder and Beneficial Owner, if any, not later than ten (10) days after the record date for the meeting to disclose such information as of the record date.

(4) Pursuant to an agreement by and between the Corporation and Brookfield Properties, Inc., a Delaware corporation (“BPI”), BPI is entitled to designate candidates for election to each directorship subject to election at any meeting of stockholders of the Corporation (each, a “Designee”). Notwithstanding anything to the contrary in these Bylaws, unless otherwise prohibited by law (i) if the Corporation solicits proxies with respect to the election of directors, the Corporation shall be required to include in the Corporation’s proxy materials (including any form of proxy it distributes), each Designee designated in accordance with such agreement and (ii) the provisions of these Bylaws that otherwise restrict or prohibit the nomination or election of candidates for director election (including, without limitation, the other provisions of this Section 7) shall not apply to any Designee.

(5) Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 7 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased effective after the time period for which nominations would otherwise be due under paragraph (a)(2) of this Section 7 and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 7 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board of Directors or a committee thereof, or (2) provided, that the Board of Directors or such committee have determined that a purpose of the meeting is to elect directors, by any stockholder of the Corporation who (i) is a stockholder of record of the Corporation at the time the notice provided for in this Section 7 is delivered to the Secretary of the Corporation and at the time of the special meeting, (ii) is entitled to vote at the meeting and upon such election, and (iii) complies with the notice procedures set forth in this Section 7 as to such nomination. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by paragraph (a)(3) hereof with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by these Bylaws) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or, if the first public announcement of the date of such special meeting is less than one hundred (100) days prior to the date of such special meeting, the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed to be elected at such meeting. In no event shall an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c) Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(d) General.

(1) Except as otherwise expressly provided under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 7 and the Certificate of Incorporation shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 7. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the person presiding at the meeting of stockholders shall have the power and duty (a) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 7 (including whether the stockholder or Beneficial Owner, if any, solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (a)(3)(C)(v) of this Section 7) and (b) if the presiding person determines that any proposed nomination or other business was not made or proposed in compliance with this Section 7, to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding the foregoing provisions of this Section 7, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other business, such nomination shall be disregarded and such proposed other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 7, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 7, “public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding anything to the contrary in the foregoing provisions of this Section 7, a stockholder shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 7; provided, however, that any references in these Bylaws to the Exchange Act are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 7 (including clause (a)(1)(C) and paragraph (b) hereof), and compliance with clause (a)(1)(C) and paragraph (b) of this Section 7, or paragraph (a)(4) of this Section 7 in the case of Designees, shall be the exclusive means for a stockholder to make nominations or submit other business, as applicable (other than matters or nominations brought properly under and in compliance with Rule 14a-8 of the Exchange Act). Nothing in this Section 7 shall be deemed to affect any rights (A) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 of the Exchange Act or (B) of the holders of any class or series of stock having a preference over the common stock of the Corporation as to dividends or upon liquidation (“Preferred Stock”) to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

SECTION 8. Required Vote for Election of Directors.

(a) Except as otherwise provided pursuant to the Certificate of Incorporation or these Bylaws and except as provided by Section 12 of Article II with respect to the filling of vacancies, directors shall be elected by a majority of votes cast by the shares represented at a meeting of stockholders and entitled to vote thereon, a quorum being present at such meeting, unless the election is contested, in which case directors shall be elected by a plurality of votes cast by the shares represented at such meeting. A “majority of votes cast” means that the number of votes cast “for” the election of the nominee exceeds fifty percent (50%) of the total number of votes cast “for” and “against” the election of that nominee. Stockholders shall also be provided the opportunity to abstain from voting with respect to the election of a director. In voting on the election of directors, abstentions, broker non-votes and shares present but not voted in respect of the election of a director shall not be considered as votes cast. An election shall be considered “contested” if the number of nominees for election is greater than the number of directors to be elected. For purposes hereof, the number of nominees shall be determined as of the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation. Each director, including a director elected to fill a vacancy, shall hold office until the next annual meeting of stockholders and until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation, retirement, or removal from office.

(b) If a nominee for director who is an incumbent director does not receive a majority of the votes cast for his or her election in an election that is not a contested election, the director shall promptly tender such director’s resignation to the Board of Directors contingent on acceptance of that resignation by the Board of Directors in accordance with the policies and procedures adopted by the Board of Directors for such purpose. Upon receipt of such resignation, the Nominating and Governance Committee shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors shall act on the tendered resignation, taking into account the Nominating and Governance Committee’s recommendation, and publicly disclose (by a press release, a filing with the SEC or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The Nominating and Governance Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director who tenders a resignation shall not participate in the recommendation of the Nominating and Governance Committee or the decision of the Board of Directors with respect to such resignation. If such incumbent director’s resignation is not accepted by the Board of Directors, such director shall continue to serve until the next annual meeting and until such director’s successor is duly elected, or such director’s earlier resignation or removal. If a director’s resignation is accepted by the Board of Directors pursuant to these Bylaws, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Article II, Section 12 of these Bylaws or may decrease the size of the Board of Directors pursuant to the provisions of Article II, Section 2 of these Bylaws.

SECTION 9. Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Article I, Section 7 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) will abide by the requirements of Article I, Section 8 of these Bylaws, (B) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law as it presently exists or may hereafter be amended, (C) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, and (D) would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

ARTICLE II

BOARD OF DIRECTORS

SECTION 1. General Powers. The business, property and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

SECTION 2. Qualification; Number; Term; Remuneration.

(a) Each director shall be at least 18 years of age. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The total number of directors that the Corporation would have if there were no vacancies (the “Whole Board”) shall be fixed from time to time exclusively by action of the Board of Directors. The directors may select one director to be its Chairman.

(b) Directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified or until their earlier death, resignation, retirement, or removal.

(c) Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and directors who are not employees of the Corporation may be paid a fixed sum for attendance at each meeting of the Board of Directors and each meeting of a committee of the Board of Directors on which such director serves or a stated salary as director or such other compensation scheme (which may include awards of stock, options, or other incentive awards) as the Compensation Committee of the Board of Directors determines from time to time. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for committee service.

SECTION 3. Quorum and Manner of Voting. Except as otherwise provided by law or in these Bylaws, a majority of the Whole Board shall constitute a quorum. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting from time to time to another time and place without notice. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

SECTION 4. Places of Meetings. Meetings of the Board of Directors may be held at any place within or without the State of Delaware as may from time to time be fixed by resolution of the Board of Directors, or as may be specified in the notice of meeting.

SECTION 5. Regular Meetings. Regular meetings of the Board of Directors shall be held at such times and places as the Board of Directors shall from time to time by resolution determine. Notice need not be given of regular meetings of the Board of Directors held at times and places fixed by resolution of the Board of Directors.

SECTION 6. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by the Chairman, Lead Director, President, Chief Executive Officer or by any two (2) of the directors then in office.

SECTION 7. Notice of Meetings. A notice of the place, date and time and the purpose or purposes of each special meeting of the Board of Directors shall be given to each director by mail, personal delivery, electronic transmission or telephone at least twenty-four (24) hours before the meeting; provided, however, if notice is sent by United States Mail, it shall be deposited in the United States Mail at least five (5) days before the meeting. Notice shall be deemed to be given at the time of mailing. Notice need not be given to any director who waives such notice, whether before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement, the lack of notice to him.

SECTION 8. Chairman of the Board of Directors. Except as otherwise provided by law, the Certificate of Incorporation, or in Section 9 of this Article II, the Chairman of the Board of Directors, if there be one, shall preside at all meetings of the Board of Directors and shall have such other powers and duties as may from time to time be assigned by the Board of Directors.

SECTION 9. Lead Director. At any time, a Lead Director may be selected by the independent directors (within the meaning of the listing standards of the New York Stock Exchange or the principal stock exchange on which the Corporation’s stock is listed). If the Chairman of the Board of Directors is not present or has a conflict, the Lead Director shall chair meetings of the Board of Directors. The Lead Director shall also perform such other duties as may be assigned to the Lead Director by these Bylaws or the Board of Directors.

SECTION 10. Organization. At all meetings of the Board of Directors, the Chairman, or if none or in the Chairman’s absence or inability to act, the Lead Director, or if none or in the Lead Director’s absence or inability to act, the Chief Executive Officer if also a member of the Board of Directors, or in the Chief Executive Officer’s absence or inability to act, any Vice-President who is a member of the Board of Directors, or if none or in such Vice-President’s absence or inability to act, a chairman chosen by the directors shall preside. The Secretary of the Corporation shall act as secretary at all meetings of the Board of Directors when present, and, in the Secretary’s absence, the presiding officer may appoint any person to act as secretary.

SECTION 11. Resignation. Any director may resign at any time upon notice to the Corporation and, except for a resignation tendered pursuant to Section 8(b) of Article I, such resignation shall take effect upon receipt thereof by the Chief Executive Officer or Secretary, unless otherwise specified in the resignation.

SECTION 12. Vacancies. Subject to applicable law and the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, if any outstanding, newly created directorships resulting from any increase in the authorized number of directors may only be filled by a majority of the Board of Directors then in office, provided, that a quorum is present, unless the Board of Directors determines that such directorships should be filled by the affirmative vote of the stockholders of record of at least a majority of the Voting Stock, and any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may only be filled by the majority vote of the remaining directors in office, even if less than a quorum is present. No change in the number of authorized directors constituting the Whole Board shall shorten or increase the term of any incumbent director.

SECTION 13. Conference Telephone Meetings. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 14. Action by Unanimous Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all the directors consent thereto in writing (which may be provided by electronic transmission), and such writing or writings are filed with the minutes of proceedings of the Board of Directors.

ARTICLE III

COMMITTEES

SECTION 1. Appointment. From time to time the Board of Directors may designate any committee or committees, each committee to consist of one (1) (or such other minimum number, if any, mandated by law and the applicable listing requirements of the New York Stock Exchange (or the principal stock exchange on which the Corporation’s stock is listed), as in effect from time to time) or more directors of the Corporation for any purpose or purposes, to the extent lawful, which shall have powers as shall be permitted by law and determined and specified by the Board of Directors by resolution, including the following committees:

(a) an Executive Committee, which shall have such authority as has been or shall be as permitted by law and delegated by the Board of Directors and shall advise the Board of Directors from time to time with respect to such matters as the Board of Directors shall direct; and

(b) an Audit Committee, a Compensation Committee and a Nominating & Governance Committee, each of which shall have such authority as permitted by law and (i) as has been or shall be set forth in the charter for such committee (as in effect from time to time and approved by the Board of Directors), which authority shall at all times be not less than that mandated by law and the applicable listing requirements of the New York Stock Exchange (or the principal stock exchange on which the Corporation’s stock is listed), and (ii) as shall otherwise be delegated by the Board of Directors.

The Board of Directors shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee, provided, that each committee shall consist of at least such minimum number of directors, if any, mandated by law and the applicable listing requirements of the New York Stock Exchange (or the principal stock exchange on which the Corporation’s stock is listed), as in effect from time to time. Nothing herein shall be deemed to prevent the Board of Directors from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board of Directors.

SECTION 2. Procedures, Quorum and Manner of Acting. Each committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Board of Directors. Except as otherwise provided by law, the presence of a majority of the directors then serving on a committee shall constitute a quorum for the transaction of business by that committee, and in every case where a quorum is present the affirmative vote of a majority of the members of the committee present shall be the act of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep minutes of its proceedings, and actions taken by a committee shall be reported to the Board of Directors. Unless otherwise provided in the resolutions of the Board of Directors creating a committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to the subcommittee any or all of the powers of the committee. The provisions of this Sections 2, 3 and 4 of this Article III shall apply to subcommittees.

SECTION 3. Action by Unanimous Written Consent. Any action required or permitted to be taken at any meeting of any committee of the Board of Directors may be taken without a meeting if all the members of the committee consent thereto in writing (which may be provided by electronic transmission), and such writing or writings are filed with the minutes of proceedings of the committee.

SECTION 4. Term; Termination. In the event any person shall cease to be a director of the Corporation, such person shall simultaneously therewith cease to be a member of any committee appointed by the Board of Directors.

ARTICLE IV

OFFICERS

SECTION 1. Election and Qualifications. The Board of Directors shall elect the officers of the Corporation, which shall include a Chief Executive Officer and a Secretary, and may include, by election or appointment, one or more Vice-Presidents (any one or more of whom may be given an additional designation of rank or function), a Treasurer and such other officers as the Board of Directors may from time to time deem proper. Each officer shall have such powers and duties as may be prescribed by these Bylaws and as may be assigned by the Board of Directors or the Chief Executive Officer. Any two or more offices may be held by the same person; provided, however, no person shall simultaneously hold the offices of Chief Executive Officer and Secretary.

SECTION 2. Term of Office and Remuneration. The term of office of all officers shall be one year or until their respective successors have been elected and qualified, but any officer may be removed from office, either with or without cause, at any time by a vote of the Board of Directors. Any vacancy in any office arising from any cause may be filled for the unexpired portion of the term by the Board of Directors. The remuneration of all officers of the Corporation may be fixed by the Board of Directors or in such manner as the Board of Directors shall provide.

SECTION 3. Resignation; Removal. Any officer may resign at any time upon notice to the Corporation and such resignation shall take effect upon receipt thereof by the Chief Executive Officer or Secretary, unless otherwise specified in the resignation. Any officer shall be subject to removal, with or without cause, at any time by a vote of the Board of Directors.

SECTION 4. Chief Executive Officer. The Chief Executive Officer shall have such duties as customarily pertain to that office. The Chief Executive Officer shall have general management and supervision of the property, business and affairs of the Corporation and over its other officers and may appoint and remove assistant officers and other agents and employees other than officers referred to in Section 1 of this Article IV.

SECTION 5. Vice-President. A Vice-President shall have such other authority as from time to time may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 6. Treasurer. The Treasurer shall in general have all duties incident to the position of Treasurer and such other duties as may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 7. Secretary. The Secretary shall in general have all the duties incident to the office of Secretary and such other duties as may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 8. Assistant Officers. Any assistant officer shall have such powers and duties of the officer such assistant officer assists as such officer or the Board of Directors shall from time to time prescribe.

SECTION 9. Other Officers. The Board of Directors may elect other officers from time to time, and vest such officers with such powers and duties, as the Board of Directors may deem proper.

ARTICLE V

BOOKS AND RECORDS

SECTION 1. Location. The books and records of the Corporation may be kept at such place or places within or outside the State of Delaware as the Board of Directors or the respective officers in charge thereof may from time to time determine. The record books containing the names and addresses of all stockholders, the number and class or series of shares of stock held by each and the dates when they respectively became the owners of record thereof shall be kept by the Secretary or by such officer or agent as shall be designated by the Board of Directors.

SECTION 2. Addresses of Stockholders. Notices of meetings and all other corporate notices may be delivered (a) personally or mailed to each stockholder at the stockholder’s address as it appears on the records of the Corporation, or (b) any other method permitted by applicable law and rules and regulations of the SEC as they presently exist or may hereafter be amended.

SECTION 3. Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE VI

STOCK

SECTION 1. Stock; Signatures. Shares of the Corporation’s stock shall be evidenced by certificates provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution or the issuance of shares in uncertificated form shall not affect shares already represented by a certificate until such certificate is surrendered to the Corporation. Every holder of shares of stock in the Corporation that is represented by certificates shall be entitled to have a certificate certifying the number of shares owned by him in the Corporation and registered in certificated form. Stock certificates shall be signed by or in the name of the Corporation by any two authorized officers of the Corporation, representing the number of shares registered in certificated form. Any and all signatures on any such certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. The name of the holder of record of the shares represented by certificated or uncertificated shares, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

SECTION 2. Transfers of Stock. Transfers of shares of stock of the Corporation shall be made on the books of the Corporation after receipt of a request with proper evidence of succession, assignation, or authority to transfer by the record holder of such stock, or by an attorney lawfully constituted in writing, and in the case of stock represented by a certificate, upon surrender of the certificate. Subject to the foregoing and the requirements of applicable law, the Board of Directors may make such rules and regulations as it shall deem necessary or appropriate concerning the issue, transfer and registration of shares of stock of the Corporation, and to appoint and remove transfer agents and registrars of transfers.

SECTION 3. Fractional Shares. The Corporation may, but shall not be required to, issue certificates for fractions of a share where necessary to effect authorized transactions, or the Corporation may pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or it may issue scrip or warrants in registered or bearer form over the manual or facsimile signature of an officer of the Corporation or of its agent, exchangeable as therein provided for full shares, and such scrip or warrant shall not entitle the holder to any rights of a stockholder except as therein provided.

SECTION 4. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in place of any certificate, theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of any lost, stolen or destroyed certificate, or the legal representative thereof, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificated or uncertificated shares.

SECTION 5. Special Designation on Certificates. If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, designations, preferences, and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of any certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences, and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 5 or otherwise required by law or with respect to this Section 5 a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences, and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

ARTICLE VII

DIVIDENDS

Except as otherwise provided by law or the Certificate of Incorporation (including the terms of any Preferred Stock provided for therein), the Board of Directors shall have full power to determine whether any, and, if any, what part of any, funds legally available for the payment of dividends shall be declared as dividends and paid to stockholders; the division of the whole or any part of such funds of the Corporation shall rest wholly within the lawful discretion of the Board of Directors, and it shall not be required at any time, against such discretion, to divide or pay any part of such funds among or to the stockholders as dividends or otherwise; and before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

ARTICLE VIII

RATIFICATION

Except as otherwise provided by law, any transaction, questioned in any lawsuit on the ground of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, nondisclosure, miscomputation, or the application of improper principles or practices of accounting, may be ratified before or after judgment, by the Board of Directors or by the stockholders, and if so ratified shall have the same force and effect as if the questioned transaction had been originally duly authorized. Except as otherwise provided by law, such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

ARTICLE IX

CORPORATE SEAL

The Corporation may have a corporate seal that has the name of the Corporation and the year of its incorporation inscribed thereon, and that shall be in such form and contain such other words and/or figures as the Board of Directors shall determine. The corporate seal may be used by printing, engraving, lithographing, stamping or otherwise making, placing or affixing, or causing to be printed, engraved, lithographed, stamped or otherwise made, placed or affixed, upon any paper or document, by any process whatsoever, an impression, facsimile or other reproduction of said corporate seal. Affixing the corporate seal shall not be required for the validity of any contract or agreement, deed, promissory note or other document executed and delivered by the Corporation, except as otherwise required by law.

ARTICLE X

FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE XI

WAIVER OF NOTICE

Whenever notice is required to be given by these Bylaws or by the Certificate of Incorporation or by law, the person or persons entitled to said notice may waive such notice, whether before or after the time stated therein. Notice shall also be deemed waived by any person who attends a meeting without protesting prior thereto or at its commencement, the lack of notice to him.

ARTICLE XII

BANK ACCOUNTS, DRAFTS, CONTRACTS, ETC.

SECTION 1. Bank Accounts and Drafts. In addition to such bank accounts as may be authorized by the Board of Directors, the chief financial officer, the Treasurer or any person designated by said chief financial officer or Treasurer, whether or not an employee of the Corporation, may authorize such bank accounts to be opened or maintained in the name and on behalf of the Corporation as such person may deem necessary or appropriate, payments from such bank accounts to be made upon and according to the check of the Corporation in accordance with the written instructions of said chief financial officer, or other person so designated by the Treasurer.

SECTION 2. Contracts. The Board of Directors may authorize any person or persons, in the name and on behalf of the Corporation, to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances. Except as otherwise provided by the Board of Directors or the Chief Executive Officer, any officer of the Corporation may execute and deliver any deed, bond, mortgage, contract or other obligation or instrument on behalf of the Corporation.

SECTION 3. Proxies; Powers of Attorney; Other Instruments. The Chief Executive Officer, the Treasurer or any other person designated by either of them shall have the power and authority to execute and deliver proxies, powers of attorney and other instruments on behalf of the Corporation in connection with the rights and powers incident to the ownership of stock or other securities by the Corporation. The Chief Executive Officer, the Treasurer or any other person authorized by proxy or power of attorney executed and delivered by either of them on behalf of the Corporation may attend and vote at any meeting of stockholders or other equity holders of any company in which the Corporation may hold stock or other securities, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock or other securities at any such meeting, or otherwise as specified in the proxy or power of attorney so authorizing any such person. The Board of Directors, from time to time, may confer like powers upon any other person.

SECTION 4. Financial Reports. The Board of Directors may appoint the chief financial officer, the Treasurer or other fiscal officer or any other officer to cause to be prepared and furnished to stockholders entitled thereto any special financial notice and/or financial statement, as the case may be, which may be required by any provision of law.

ARTICLE XIII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

SECTION 1. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), any person (a “Covered Person”) who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature (a “proceeding”), by reason of the fact that such Covered Person, or a person for whom he or she is the legal representative, is or was, at any time during which these Bylaws are in effect or any time prior thereto (whether or not such Covered Person continues to serve in such capacity at the time any indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation (including, for the purposes of this Article XIII, any predecessor of the Corporation absorbed by the Corporation in a consolidation, merger or reorganization), or has or had agreed to become a director or officer of the Corporation, or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, against all liability and loss suffered (including, without limitation, any judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred by such Covered Person in connection with such proceeding to the fullest extent permitted by law, and such indemnification shall continue as to a person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators, and the Corporation may enter into agreements with any such person for the purpose of providing for such indemnification. For purposes of this Article XIII, a director or officer of the Corporation serving as a director, officer, trustee, employee or agent or in any other capacity (a) at a company of which the Corporation owns, directly or indirectly, a majority of the shares or other interests entitled to vote in the election of its directors or the members of a comparable governing body or (ii) at an employee benefit plan of the Corporation or of any such company described in clause (a) shall be deemed to have served in such capacity at the request of the Corporation. Except as otherwise provided in this Article XIII, and other than proceedings to enforce rights conferred by the Certificate of Incorporation or this Article XIII, the Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Article XIII shall include the right to be paid by the Corporation the expenses (including attorneys’ fees) incurred by a Covered Person in defending any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within sixty (60) days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time (and subject to filing a written request for indemnification pursuant to the following paragraph of Section 1 of this Article XIII); provided, however, that the payment of such expenses incurred by a director or officer (or a former director or officer) in such person’s capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) shall be made only upon receipt of an undertaking by or on behalf of the Covered Person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that the Covered Person is not entitled to be indemnified by the Corporation for such expenses under this Article XIII or otherwise. The rights conferred upon Covered Persons in this Article XIII shall be contract rights that vest at the time of such person’s service to or at the request of the Corporation and such rights shall continue as to a Covered Person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

To obtain advancement or indemnification under this Article XIII, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to advancement or indemnification. Upon written request by a claimant for indemnification pursuant to the immediately preceding sentence, a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by a majority vote of the Disinterested Directors (as hereinafter defined) even though less than a quorum, (ii) by a committee of Disinterested Directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no Disinterested Directors, or if such Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (iv) by the stockholders of the Corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board of Directors unless there shall have occurred within two (2) years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a “Change of Control” (as defined below), in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within sixty (60) days after such determination. As used herein, “Change in Control” means the happening of any of the following events: (A) any Person (as hereinafter defined) acquires Beneficial Ownership (as hereinafter defined) of fifty percent (50%) or more of the combined voting power of the then outstanding Voting Stock; (B) consummation of a Business Combination (as hereinafter defined), unless, following such Business Combination, (x) all or substantially all of the individuals and entities that were the Beneficial Owners of the outstanding Voting Stock immediately prior to such Business Combination Beneficially Own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the issued and outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of the entity resulting from such Business Combination (including, without limitation, a company that, as a result of such transaction, owns the Corporation or all or substantially all of the Corporation’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the voting power of the Voting Stock, and (y) no Person Beneficially Owns, directly or indirectly, fifty percent (50%) or more of the combined voting power of the issued and outstanding voting securities entitled to vote generally in the election of directors (or equivalent) of such entity; (C) approval by the stockholders of the Corporation of a liquidation or dissolution of the Corporation; or (D) individuals who, as of November 9, 2010, constitute the Board of Directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors (provided, however, that any individual whose election or nomination for election by the Corporation’s shareholders was approved by a vote of at least a majority of the directors comprising the incumbent Board of Directors as of such election or nomination, shall be considered as though such individual were a member of the Incumbent Board). In this paragraph, the terms (I) “Beneficial Owner,” “Beneficially Own” and “Beneficial Ownership” are used as defined in Rules 13d-3 and 13d-5 of the Exchange Act (but without taking into account any contractual restrictions or limitations on voting or other rights), (II) “Business Combination” means (a) any merger, consolidation, share exchange or similar business combination transaction involving the Corporation with any Person or (b) the sale or other disposition by the Corporation of all or substantially all of its assets; and (III) “Person” means an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

SECTION 2. If a claim for advancement or indemnification under this Article XIII is not paid in full within sixty (60) days after a written claim pursuant has been received by the Corporation, the claimant may at any time thereafter file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

SECTION 3. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred on any Covered Person by this Article XIII (i) shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise and (ii) cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a Covered Person’s service occurring prior to the date of such termination. The Corporation may enter into agreements providing for indemnity of or advancement of expenses to a director or officer containing such provisions further to the provisions of this Article XIII as the Board of Directors determines is in the best interests of the Corporation. However, notwithstanding the foregoing, the Corporation’s obligation to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, enterprise or nonprofit entity shall be reduced by any amount such person has collected as indemnification from such other corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity, or other enterprise; and, in the event the Corporation has fully paid such expenses, the Covered Person shall return to the Corporation any amounts subsequently received from such other source of indemnification.

Any repeal, other termination, amendment, alteration or modification of the provisions of this Article XIII that in any way diminishes, limits, restricts, adversely affects or eliminates any right of an indemnitee or such person’s successors to indemnification, advancement of expenses or otherwise shall be prospective only and shall not in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged act or omission occurring prior thereto while such a person was a director or officer of the Corporation or any actual or alleged state of facts, occurrence, action or omission then or previously existing, or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission.

SECTION 4. This Article XIII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and advance expenses (on substantially similar terms and subject to the same obligations as those set forth in Sections 1 through 3 of this Article XIII) to persons other than Covered Persons when and as authorized by the Board of Directors. In addition, the Corporation may purchase and maintain insurance, at its expense, on behalf of any person who is or was a Covered Person and any employee or agent of the Corporation or its subsidiaries against any liability, expense or loss asserted against such person and incurred by such person in such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or obligation to indemnify such person against such liability, expense or loss.

SECTION 5. If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Article XIII (including, without limitation, each portion of any paragraph of this Article XIII containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article XIII (including, without limitation, each such portion of any paragraph of this Article XIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

SECTION 6. For purposes of this Article XIII:

(1) “Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(2) “Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and indemnification issues and neither presently is, nor in the past five years has been, retained to represent: (i) the Corporation or the claimant in any matter material to either such party, or (ii) any other party to the proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s rights under this Article XIII.

SECTION 7. Any notice, request or other communication required or permitted to be given to the Corporation under this Article XIII shall be in writing and either delivered in person or sent by telecopy, telex, telegram, other electronic transmission, courier or delivery service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

ARTICLE XIV

AMENDMENTS

The Board of Directors shall have power to amend, modify or repeal these Bylaws or adopt any new provision authorized by the laws of the State of Delaware in force at such time. The stockholders of the Corporation shall have the power to amend, modify or repeal these Bylaws, or adopt any new provision authorized by the laws of the State of Delaware in force at such time, at a duly called meeting of the stockholders; provided, that notice of the proposed adoption, amendment, modification or repeal was given in the notice of the meeting. These Bylaws may be amended or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the outstanding Voting Stock, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the holders of a majority of the voting power of the then outstanding Voting Stock, voting together as a single class.

Annex D

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

March 26, 2018

Special Committee of the Board of Directors

GGP Inc.

350 North Orleans St.

Suite 300

Chicago, IL 60654

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Brookfield Property Partners L.P. (“BPY”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GGP Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid to such holders, pursuant to the Agreement and Plan of Merger, dated as of March 26, 2018 (the “Agreement”), by and among BPY, Goldfinch Merger Sub Corp., a wholly owned subsidiary of BPY (“Acquisition Sub”), and the Company. Pursuant to the Agreement, following the Class B Exchange (as defined in the Agreement), (i) Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share will be converted into the right to receive the Per Share Merger Consideration (as defined in the Agreement) (the “Cash Consideration”) and (ii) prior to the Merger, the Company will declare a special dividend payable to holders of Shares at the close of business on the Business Day (as defined in the Agreement) prior to the Merger (the “Pre-Closing Dividend”) pursuant to which such holders will be paid in respect of each such Share, at the election of the holder thereof, either (x) cash in an amount (rounded down to the nearest $0.01) equal to $23.50 minus the Per Share Merger Consideration (the “Cash Dividend”) or (y) a fraction (rounded down to the nearest one-hundredth (0.01)) of a share of newly-issued Class A stock, par value $0.01 per share, of the Company (“Class A Stock”) or, at the election of a holder of Shares, a limited partnership unit of BPY (a “BPY Unit”) equal to the quotient of (a) $23.50 minus the Per Share Merger Consideration, divided by (b) $23.50 (the “Stock Dividend”; taken in the aggregate with the aggregate Cash Dividend and the Cash Consideration, the “Aggregate Consideration”), subject to certain proration and certain other procedures and limitations contained in the Agreement.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, BPY, any of their respective affiliates and third parties, including Brookfield Asset Management Inc. (“BAM”), a significant limited partner, and parent company of the general partner of, BPY, and certain of BAM’s affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with, and have participated in certain of the

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Special Committee of the Board of Directors

GGP Inc.

March 26, 2018

negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to BPY and/or its affiliates, including to BAM and its affiliates and portfolio companies, from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to a credit facility (aggregate principal amount $1,805,000,000) of Capital Automotive LLC, a portfolio company of BAM, in March 2017; as a joint lead arranger and joint bookrunner with respect to a revolving credit facility (aggregate principal amount $1,000,000,000) of Vistra Energy Corp., a portfolio company of BAM, in August 2017; as a joint lead arranger and joint bookrunner with respect to a revolving credit facility (aggregate principal amount $3,500,000,000) of Vistra Energy Corp. in December 2017; as a joint lead arranger with respect to a term loan facility (aggregate principal amount $2,000,000,000) of Dynegy Inc., a portfolio company of BAM, in December 2017; and as a joint book runner with respect to a real estate financing (aggregate principal amount $400,000,000) of Brookfield Real Estate Partners, an affiliate of BAM, in February 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, BPY and their respective affiliates, including BAM and its affiliates and portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with BAM and its affiliates from time to time and may have invested in limited partnership units of affiliates of BAM from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company, and the annual reports to unitholders and Annual Reports on form 20-F of BPY, for the five years ended December 31, 2017; certain interim reports to stockholders and unitholders of the Company and BPY, respectively, and certain Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company and BPY to their respective stockholders and unitholders; certain publicly available research analyst reports for the Company and BPY; certain internal financial analyses and forecasts for the Company prepared by its management as approved for our use by the Special Committee (the “Company Forecasts”); and certain internal financial analyses and forecasts for BPY on a standalone basis and for BPY on a pro forma basis giving effect to the Transaction, in each case prepared by the management of BPY and as approved for our use by the Special Committee (the “BPY Forecasts”), including certain operating synergies projected by the management of BPY to result from the Transaction as approved for our use by the Special Committee (the “Synergies”). We have also held discussions with members of the senior managements of the Company and BPY regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of BPY and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and the BPY Units; compared certain financial and stock market information for the Company and BPY with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations of REITs and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Company Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of, and the BPY Forecasts, including the

Special Committee of the Board of Directors

GGP Inc.

March 26, 2018

Synergies, reflect the best estimates and judgments of, and currently available to, the management of the Company and management of the Company believes that the BPY Forecasts, including the Synergies, were reasonably prepared by management of BPY. We have also assumed with your consent that each share of Class A Stock will be equivalent to one BPY Unit in all respects meaningful to our analysis. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or BPY or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or BPY or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than BPY and its affiliates) of Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument, including the Exchange Agreement, contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than BPY and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the BPY Units or the Class A Stock of the Company will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or BPY or the ability of the Company or BPY to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than BPY and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Annex E

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT, dated as of March 26, 2018 (this “Agreement”), by and among the stockholders listed on Schedule A hereto (collectively, the “Stockholders” and each individually, a “Stockholder”), and GGP Inc., a Delaware corporation (the “Company”). Unless context otherwise requires, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, each Stockholder agrees to enter into this Agreement with respect to all shares of common stock of the Company (the “Company Shares”) (and any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, Company Shares) that such Stockholder owns, beneficially (within the meaning of Rule 13d-3 promulgated under the Exchange Act) or of record as of the date hereof, and any additional Company Shares (and any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, Company Shares) that such Stockholder may acquire beneficial (within the meaning of Rule 13d-3 under the Exchange Act) or record ownership of, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof (collectively, the “Subject Shares”); provided that the Subject Shares shall not include the Company Shares set forth on Schedule B hereto (the “Excluded Shares”);

WHEREAS, as of the date hereof, the Stockholders, collectively, are the beneficial or legal owners of record, and collectively have either sole or shared voting power over, the total number of Subject Shares set forth on Schedule A hereto;

WHEREAS, concurrently with the execution of this Agreement, Brookfield Property Partners L.P., a Bermuda limited partnership (“Parent”), Goldfinch Merger Sub Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Acquisition Sub”) and the Company, are entering into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, (i) Acquisition Sub will be merged with and into the Company (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving the Merger as an indirect subsidiary of Parent, (ii) the Company will amend and restate its certificate of incorporation as set forth in the Merger Agreement (the “Charter Amendment”) and (iii) the Company will amend and restate its bylaws as set forth in the Merger Agreement (the “Bylaw Amendment”);

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, has unanimously (excluding the Affiliated Directors) (i) determined that the Transaction Agreements and the Transactions are advisable and in the best interests of the Company’s stockholders, (ii) approved the execution, delivery and performance of the Transaction Agreements and the consummation of the Transactions, and (iii) resolved to recommend adoption of the Merger Agreement, the Charter Amendment and the Bylaw Amendment by the Company’s stockholders; and

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that the Stockholders enter into this Agreement, and the Stockholders desire to enter into this Agreement to induce the Company to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree, severally and not jointly, as follows:

1. Voting of Shares.

(a) From the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date (as defined below), at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment, postponement or recess thereof, and on every action or approval by written consent of the stockholders of the Company, with respect to any of the following, each Stockholder shall vote or cause to be voted the Subject Shares that such Stockholder is entitled to vote (including by delivering to the Secretary of the Company a duly executed proxy card): (x) unless the Company Board, upon the recommendation of the Special Committee, has made a Company Board Recommendation Change that has not been rescinded or otherwise withdrawn, in favor of the adoption of the Merger Agreement and the approval of the Transactions, including the Merger, the Charter Amendment and the Bylaw Amendment, and any action or proposal that would reasonably be expected to be in furtherance of the foregoing, and (y) against any other action, proposal or agreement that is not recommended by the Company Board, upon the recommendation of the Special Committee, and that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (B) result in any of the conditions to the consummation of the Merger or the Charter Amendment or the Bylaw Amendment under Section 7.01 or Section 7.02 of the Merger Agreement not being fulfilled, or (C) impede, frustrate, interfere with, delay or adversely affect the Merger, the Charter Amendment, the Bylaw Amendment and the other transactions contemplated by the Merger Agreement.

(b) Any written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent.

(c) Except as explicitly set forth in this Section 1, nothing in this Agreement shall limit the right of each Stockholder to vote (or cause to be voted), including by proxy, if applicable, in favor of, or against or to abstain with respect to, any other matters presented to the stockholders of the Company. Nothing in this Section 1(c) shall be deemed to limit or waive any obligations of Parent or Acquisition Sub under the Merger Agreement.

2. Transfer of Shares. Each Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date, other than as contemplated by the Exchange Agreement or with the prior written consent of the Company, upon the recommendation of the Special Committee, such Stockholder will not, directly or indirectly, (i) transfer, assign, sell, gift, pledge, encumber, lend, hypothecate or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution, by operation of law or otherwise) of or consent (whether or not in writing) to any of the foregoing (“Transfer”), or cause to be Transferred, any of the Subject Shares; provided, that nothing in this clause (i) shall prohibit Transfers from any Stockholder(s) to any other Stockholder(s) or to any Affiliate of any Stockholder(s) who agrees to be bound by the terms of this Agreement with respect to any Subject Shares Transferred to such Affiliate, (ii) deposit any of the Subject Shares into a voting trust or enter into a voting agreement, arrangement or understanding with respect to the Subject Shares or grant any proxy, corporate representative appointment or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any Company Shares or (iv) take any other action, that would materially restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by any Stockholder in connection with the Transactions, including Transfers from a Stockholder to Parent or one or more of its Subsidiaries in connection with the consummation of the Transactions provided any such transferee agrees to be bound by the terms of this Agreement.

3. Additional Covenants of the Stockholders.

(a) Further Assurances. From time to time and without additional consideration, each Stockholder shall (at such Stockholder’s sole cost and expense) execute and deliver, or cause to be executed and delivered, such additional instruments, and shall (at such Stockholder’s sole cost and expense) take such further actions, as the Company may reasonably request for the purpose of carrying out and furthering the intent and purpose of this Agreement.

(b) Waiver of Appraisal Rights. Each Stockholder hereby waives, to the full extent permitted by Law, and agrees not to assert, exercise or perfect any appraisal rights (including pursuant to Section 262 of the DGCL or otherwise) in connection with the Transactions, with respect to any and all Subject Shares held by the undersigned of record or beneficially owned.

(c) Validity of this Agreement. Each Stockholder agrees not to commence, join in, facilitate, assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company or any of its Affiliates, successors or directors challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement.

4. Representations and Warranties of each Stockholder. Each Stockholder on its own behalf hereby represents and warrants to the Company, severally and not jointly, with respect to such Stockholder and such Stockholder’s ownership of the Subject Shares, as of the date of this Agreement, as follows:

(a) Authority. Such Stockholder is duly organized, validly existing and to the extent such concept is applicable, in good standing under the laws of its jurisdiction of formation or organization and has full corporate or similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Stockholder and assuming the due execution of this Agreement by the Company, constitutes a valid and binding obligation of such Stockholder enforceable in accordance with its terms, except as enforcement may be limited by the Enforceability Limitations. If such Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. The execution, delivery and performance by such Stockholder of this Agreement does not require any other corporate or similar proceedings on the part of such Stockholder or any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority.

(b) No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets, other than any of the foregoing that would not, and would not reasonably be expected to, prevent, impede or delay such Stockholder’s ability to perform such Stockholder’s obligations hereunder.

(c) The Subject Shares. Other than restrictions in favor of the Company pursuant to this Agreement, the Exchange Agreement and the Standstill Agreement, and except for such transfer restrictions of general applicability as may be provided under the Securities Act, or the “blue sky” Laws of the various states of the United States, such Stockholder is the record and beneficial owner of, or is a trust or estate that is the record holder of and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any and all security interests, liens, changes, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise transfer or dispose of such Subject Shares), other than any of the foregoing that would not reasonably be expected to prevent or delay such Stockholder’s ability to perform such Stockholder’s obligations hereunder. Except for the Excluded Shares, such Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto (except that such Stockholder may be deemed to beneficially own Subject Shares owned by other Stockholders party hereto). The Stockholders have, or will have at the time of the applicable Company stockholder meeting, the sole right to vote or direct the vote of, or to dispose of or direct the disposition of, such Subject Shares (it being understood in the case of Stockholders that are trusts, that the trustees thereof have the right to cause such Stockholders to take such actions), and none of the Subject Shares is subject to any agreement, arrangement or restriction with respect to the voting of such Subject Shares that would prevent or delay a Stockholder’s ability to perform its obligations hereunder. Other than the Exchange Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer, or cause to be Transferred, any of the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto (other than a Transfer from one Stockholder to another Stockholder) and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Subject Shares.

(d) Reliance by the Company. Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

(e) Litigation. As of the date hereof, to the knowledge (actual or constructive) of such Stockholder, there is no action, proceeding or investigation pending or threatened against such Stockholder that questions the validity of this Agreement or any action taken or to be taken by such Stockholder in connection with this Agreement.

(f) Other Agreements. As of the date hereof, other than this Agreement or as expressly contemplated by the Merger Agreement, there are no contracts, undertakings, commitments, agreements, obligations, arrangements or understandings, whether written or oral, between such Stockholder or any of its Affiliates, on the one hand, and any other Person (other than the Company), on the other hand, relating in any way to the Transactions, or to the ownership or operations of the Company after the Merger Effective Time.

(g) Finders Fees. Other than as expressly contemplated by the Merger Agreement, no broker, investment bank, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

5. Representations and Warranties of the Company. The Company represents and warrants to the Stockholders, as of the date of this Agreement, as follows: The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Merger Agreement by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or the Merger Agreement by the Company or the consummation of the transactions contemplated hereby and thereby, other than obtaining the Requisite Stockholder Approval. The Company has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

6. Stockholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the record holder or beneficial owner of, or as a trust whose beneficiaries are the beneficial owners of, Subject Shares and nothing herein shall limit or affect any actions taken (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer of the Company. The taking of any actions (or any failures to act) by a Stockholder in such Stockholder’s capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

7. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (i) the Charter Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the written agreement of the Stockholders and the Company, upon recommendation of the Special Committee, to terminate this Agreement (the “Expiration Date”).

8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of, and relating to, the Subject Shares shall remain vested in and belong to the Stockholders, and the Company shall have no authority to direct the Stockholders in the voting or disposition of any of the Subject Shares, except as otherwise provided herein.

9. Legal Representation. This Agreement was negotiated by the parties hereto with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party hereto shall not apply to any construction or interpretation thereof.

10. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Transactions are consummated.

11. Documentation and Information. Each Stockholder consents to and hereby authorizes the Company to publish and disclose in all documents and schedules filed with or furnished to the SEC, and any press release or other disclosure document that the Company determines to be necessary in connection with the Transactions, such Stockholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of such Stockholder’s commitments and obligations under this Agreement, and such Stockholder acknowledges that the Company may, in the Company’s sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority. Such Stockholder agrees to promptly give the Company any information it may reasonably require relating to such Stockholder for the preparation of any such disclosure documents, and such Stockholder agrees to promptly notify the Company of any required corrections with respect to any such written information supplied by it specifically for use in any such disclosure document, if and to the extent that, to such Stockholder’s knowledge, any such information shall have become false or misleading in any material respect. The initial press release regarding the Transactions shall be a joint press release issued by the parties to the Merger Agreement and thereafter none of the parties to this Agreement or any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to the Transaction Agreements and the Transactions without the prior consultation of the other party and giving the other party the opportunity to review and comment on such press release or other announcement, except for any such release or other announcement (i) required by applicable Law or the rules or regulations of any applicable United States securities exchange, the Toronto Stock Exchange or regulatory or Governmental Authority to which the relevant party is subject or (ii) containing only information previously publicly disclosed in accordance with this Section 11 and Section 6.03 of the Merger Agreement or otherwise consistent in all material respects with previous statements made jointly by Parent and the Company; provided, however, that the restrictions set forth in this Section 11 and Section 6.03 of the Merger Agreement shall not apply to any release or announcement made or proposed to be made following a Company Board Recommendation Change.

12. Specific Performance. Each Stockholder acknowledges and agrees that (a) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (b) the Company is relying on such covenants in connection with entering into the Merger Agreement and (c) a violation of any of the terms of such covenants, obligations or agreements will cause the Company irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable.

Therefore, each Stockholder agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain such Stockholder from committing any violation of such covenants, obligations or agreements.

13. Incorporation by Reference. The parties agree that Sections 9.09(a)-(b) and 9.13 of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

14. WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER OR RELATING TO THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE FACTS OR CIRCUMSTANCES LEADING TO THE EXECUTION OR PERFORMANCE OF THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO STOCKHOLDER OR REPRESENTATIVE OR AFFILIATE THEREOF HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 14.

15. Amendment, Waivers, etc. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by (a) the Company, upon the recommendation of the Special Committee and (b) each of the Stockholders. Without limiting the foregoing, no provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

16. Assignment; No Third Party Beneficiaries. Subject to Section 2, this Agreement shall not be assignable or otherwise transferable by a party without the prior written consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect, except that any Stockholder may assign all or any of its rights and obligations hereunder to any of its Affiliates; provided, however, that no such assignment shall (i) relieve the assigning party of its obligations hereunder or (ii) reasonably be expected to delay, impede or prevent the performance of such Stockholders’ obligations hereunder or otherwise adversely affect the Company or its Stockholders. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

17. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand, electronic mail or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice or communication:

if to the Company to:

GGP Inc.
350 N. Orleans St., Suite 300
Chicago, IL 60654-1607
Attention: General Counsel
Email: generalcounsel@ggp.com
(A)

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention: Alan Klein
Email: aklein@stblaw.com

and

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Joseph C. Shenker

Robert W. Downes
Brian E. Hamilton
Email: shenkerj@sullcrom.com
downesr@sullcrom.com
hamiltonb@sullcrom.com

(B)	if to any Stockholder to:

Brookfield Property Group
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY 10181
Attention: Brian Kingston, Chief Executive Officer
Murray Goldfarb, Managing Partner
Email: brian.kingston@brookfield.com
murray.goldfarb@brookfield.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Michael J. Aiello
Matthew J. Gilroy
Email: Michael.aiello@weil.com
Matthew.gilroy@weil.com

18. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

19. Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings among the parties hereto with respect to the subject matter hereof, other than the Exchange Agreement and the Merger Agreement. No addition to or modification of any provision of this Agreement shall be binding upon either party hereto unless made in writing in accordance with Section 15 and signed by both parties.

20. Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GGP Inc.

By:	/s/ Sandeep Mathrani
Name: Sandeep Mathrani
Title: Chief Executive Officer

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

BROOKFIELD RETAIL HOLDINGS VII LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

NEW GGP WARRANTS LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL MALL LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BW PURCHASER, LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BPY RETAIL I LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BPY RETAIL V LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

BROOKFIELD BPY RETAIL HOLDINGS II SUBCO LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

NEW BROOKFIELD BPY RETAIL HOLDINGS II LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President

BROOKFIELD RETAIL HOLDINGS II SUB III LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

SCHEDULE A

SUBJECT SHARES

Stockholder Name:	Subject Shares
BW Purchaser, LLC	12,989,228
New GGP Warrants LLC	28,573,419
Brookfield Retail Holdings Warrants LLC	24,063,298
Brookfield Retail Mall LLC	2,577,297
Brookfield Retail Holdings VII LLC	79,094,965
BPY Retail I LLC	45,890,612
BPY Retail V LLC	70,114,877
New Brookfield BPY Retail Holdings II LLC	6,985,772
Brookfield BPY Retail Holdings II Subco LLC	53,000,412
Brookfield Retail Holdings II Sub III LLC	351,958

Total:	323,641,838

SCHEDULE B

EXCLUDED SHARES

Stockholder Name:	Excluded Shares
Brookfield Retail Holdings V Fund B LP (Edmonton)	439,768
Brookfield Retail Holdings V Fund D LP (KIA)	2,972,274

Total:	3,412,042

The Excluded Shares are owned for the benefit of third parties not affiliated with Parent.

Annex F

AMENDED AND RESTATED CLASS B STOCK EXCHANGE AGREEMENT

This AMENDED AND RESTATED CLASS B STOCK EXCHANGE AGREEMENT (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, this “Agreement”) is entered into as of June 25, 2018, by and among GGP Inc., a Delaware corporation (the “Company”), and the parties listed on Exhibit A hereto (each, a “Stockholder” and collectively, the “Stockholders”). Unless context otherwise requires, capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, the Company and the Stockholders previously entered into that certain Class B Stock Exchange Agreement, dated as of March 26, 2018 (the “Original Class B Exchange Agreement”);

WHEREAS, subject to the terms and conditions set forth in this Agreement, and pursuant to Section 18 of the Original Class B Exchange Agreement, the parties desire to amend and restate the Original Class B Exchange Agreement in its entirety by entering into, and as set forth in, this Agreement;

WHEREAS, concurrently with the execution and delivery of the Original Class B Exchange Agreement, the Company entered into the Agreement and Plan of Merger with Brookfield Property Partners L.P., a Bermuda limited partnership (“Parent”), and Goldfinch Merger Sub Corp., a Delaware corporation (“Acquisition Sub”) (as amended by that certain Amendment to Agreement and Plan of Merger, dated as of the date hereof, and as the same may be further amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and an indirect subsidiary of Parent (the “Merger”);

WHEREAS, the Stockholders are collectively the owners of 323,641,838 shares of common stock, par value $0.01, of the Company (collectively, the “Contributed Shares”) as set forth on Exhibit A hereto;

WHEREAS, in connection with the approval by the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of the Company Board consisting only of non-management independent directors of the Company (the “Special Committee”) (which, for the avoidance of doubt, does not include any of the Affiliated Directors), of the Merger Agreement and the transactions contemplated thereby, on the terms and subject to the conditions set forth in the Merger Agreement, prior to the Class B Exchange (as defined below), the Company will file with the Secretary of State of the State of Delaware the Certificate of Designations, pursuant to which a new series of preferred stock, par value $0.01 per share, of the Company (the “Series B Preferred Stock”) shall be authorized (the “Certificate of Designations Filing”);

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, following the Certificate of Designations Filing and prior to the declaration of the Pre-Closing Dividend, (i) the Stockholders desire to contribute to the Company the Contributed Shares in exchange for 323,641,838 shares of Series B Preferred Stock, in the aggregate, issued by the Company to the Stockholders and (ii) the Company desires to accept the Contributed Shares from the Stockholders and to issue such Series B Preferred Stock to the Stockholders on the terms and conditions herein; and

WHEREAS, the Stockholders and the Company intend that the Class B Exchange will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 354 and 368 of the Code.

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Contribution and Class B Exchange. Upon the terms and subject to the conditions set forth in this Agreement, at the Class B Exchange Effective Time (as defined below):

(a) each Stockholder shall contribute, assign, transfer and deliver to the Company the number of Contributed Shares as set forth in Exhibit A hereto opposite such Stockholder’s name, and shall execute all other documents and instruments reasonably necessary or desirable for the transfer of the Contributed Shares to the Company (the “Contribution”); and

(b) as consideration for the Contribution, the Company shall issue (the “Class B Issuance” and, together with the Contribution, the “Class B Exchange”) to each Stockholder the number of shares of Series B Preferred Stock as set forth on Exhibit A hereto opposite such Stockholder’s name (the “Class B Exchange Shares”) by delivery of a certificate issued in the name of such Stockholder and evidencing such Class B Exchange Shares.

2. Class B Exchange Effective Time. The consummation of the Class B Exchange contemplated hereby shall take place on the Pre-Closing Dividend Declaration Date, immediately following the Certificate of Designations Filing (such time the “Class B Exchange Effective Time”) and in any event prior to the declaration of the Pre-Closing Dividend on the Pre-Closing Dividend Declaration Date, without any further action on the part of the Company or the Stockholders.

3. Conditions to the Class B Exchange.

(a) The obligations of the Company to consummate the Class B Exchange contemplated hereby shall be subject to the Certificate of Designations Filing.

(b) The obligations of the Stockholders to consummate the Class B Exchange contemplated hereby shall be subject to the Certificate of Designations Filing.

4. Representations and Warranties of the Company. The Company hereby represents and warrants as of the date hereof to the Stockholders as follows:

(a) Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and, to the extent such concept is applicable, is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or, to the extent such concept is applicable, in good standing would not have a Company Material Adverse Effect. The Company is not in violation of its certificate of incorporation or bylaws, each as amended, restated or amended and restated as of the date of this Agreement.

(b) Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, including the acceptance of the Contributed Shares and the Class B Issuance of the Class B Exchange Shares, have been duly authorized by all necessary corporate action on the part of the Company, and no additional corporate actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby, other than obtaining the Requisite Stockholder

Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.

(c) Non-Contravention. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions hereunder do not and will not (i) violate or conflict with any provision of the certificate of incorporation or bylaws or similar organizational documents of the Company or any of its Subsidiaries, (ii) violate, conflict with, require a payment under, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination or amendment of, or accelerate the performance required by, or result in a right of termination or acceleration or loss of a benefit under, any Contract (not otherwise terminable by the other party thereto on one hundred eighty (180) days’ or less notice) to which the Company or any of its Subsidiaries is a party or by which their assets are bound, (iii) subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their assets are bound, or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the real property or other assets of the Company or any of its Subsidiaries, except with respect to clauses “(ii)” through “(iv)” above, for such violations, conflicts, defaults, terminations, amendments, accelerations, loss of benefit or Liens that would not have a Company Material Adverse Effect.

(d) Consents. No Consent in respect of or by any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except (a) the filing and recordation of the Certificate of Designations with the Secretary of State of the State of Delaware and (b) such other Consents, the failure of which to obtain would not have a Company Material Adverse Effect.

(e) Class B Issuance of the Class B Exchange Shares. At the Class B Exchange Effective Time, the Class B Exchange Shares will be validly approved and established by the Company Board and no further authorization will be required in order for the Company to consummate the Class B Issuance and the Class B Exchange. At the Class B Exchange Effective Time, the Class B Exchange Shares will be duly authorized for issuance, upon delivery of the Class B Exchange Shares as contemplated hereunder, will be validly issued, fully paid and non-assessable, free of restrictions on transfer other than those restrictions under this Agreement or pursuant to applicable securities laws, and will not be issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights.

5. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants, jointly and severally, as of the date hereof to the Company, as follows:

(a) Investment Representation. Each Stockholder is an “accredited investor” under Regulation D of the Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”). Each Stockholder is aware that the Class B Exchange Shares have not been registered under the Securities Act, or qualified under any state securities Laws. The Class B Exchange Shares issuable to each Stockholder pursuant to this Agreement are being acquired for investment purposes only and not for sale or with a view to distribution of all or any part thereof in violation of the securities Laws.

(b) Restricted Securities. Each Stockholder is aware that there are limitations and restrictions on the circumstances under which each Stockholder may offer to sell, transfer or otherwise dispose of the Class B Exchange Shares imposed by operation of applicable securities Laws. Each Stockholder acknowledges that as a result of such limitations and restrictions, it might not be possible to liquidate an investment in the Class B Exchange Shares readily and that it may be necessary to hold such investment for an indefinite period.

(c) Authority. Each Stockholder has the requisite corporate or similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by each Stockholder of this Agreement, the performance by each Stockholder of its covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby, including to contribute the Contributed Shares and accept the Class B Exchange Shares, have been duly authorized by all necessary limited liability company or corporate actions, as applicable, on the part of each such Stockholder, and no additional corporate or similar actions on the part of any such Stockholder are necessary to authorize the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Stockholder enforceable against each Stockholder in accordance with its terms, subject to Enforceability Limitations. If such Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) Non-Contravention. The execution and delivery by each Stockholder of this Agreement, the performance by each Stockholder of its covenants and obligations hereunder and the consummation by each Stockholder of the transactions hereunder do not and will not (i) violate or conflict with any provision of the certificate of incorporation or bylaws or similar organizational documents of such Stockholder, (ii) violate, conflict with, require a payment under, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination or amendment of, or accelerate the performance required by, or result in a right of termination or acceleration or loss of a benefit under, any Contract (not otherwise terminable by the other party thereto on one hundred eighty (180) days’ or less notice) to which such Stockholder is a party or by which its assets are bound, (iii) violate or conflict with any Law or Order applicable to such Stockholder or by which any of its assets are bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the real property or other assets of such Stockholder, except with respect to clauses “(ii)” through “(iv)” above, for such violations, conflicts, defaults, terminations, amendments, accelerations, loss of benefit or Liens that would not reasonably be expected, individually or in the aggregate, to prevent or materially delay such Stockholder’s ability to perform such Stockholder’s obligations hereunder.

(e) Contributed Shares. Each Stockholder is the record and beneficial owner of, or is a trust or estate that is the record holder of and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Contributed Shares set forth opposite such Stockholder’s name on Exhibit A hereto, free and clear of any and all security interests, liens, changes, encumbrances, equities, claims, options or limitations of whatever nature, and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise transfer or dispose of such Contributed Shares), in each case, (1) other than restrictions in favor of the Company pursuant to the Voting Agreement and the Standstill Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act, or the “blue sky” Laws of the various states of the United States, or (2) other than any of the foregoing that would not reasonably be expected to, prevent, impede or delay such Stockholder’s ability to perform such Stockholder’s obligations hereunder. Other than this Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer, or cause to be Transferred, any of the Contributed Shares set forth opposite such Stockholder’s name on Exhibit A hereto and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Contributed Shares.

(f) Consents. No Consent in respect of or by any Governmental Authority is required on the part of any Stockholder in connection with the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of its covenants and obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby, except such other Consents that would not reasonably be expected, individually or in the aggregate, to prevent or delay such Stockholder’s ability to perform such Stockholder’s obligations hereunder.

6. Restrictions on Transfer. Each Stockholder covenants and agrees that during the period from the date of this Agreement through the Expiration Date (as defined below), other than as contemplated by this Agreement or with the prior written consent of the Company, upon the recommendation of the Special Committee, such Stockholder will not, directly or indirectly, (i) transfer, assign, sell, gift, pledge, encumber, lend, hypothecate or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution, merger, by operation of law or otherwise) of, or consent (whether or not in writing) to, any of the foregoing (“Transfer”), or cause to be Transferred, any or all of the Contributed Shares; provided, that nothing in this clause (i) shall prohibit Transfers from any Stockholder(s) to any other Stockholder(s) or any Affiliate of any Stockholder(s) so long as any such transferee agrees in writing to assume all of the obligations in this Agreement applicable to a Stockholder with respect to all Contributed Shares so transferred by the execution and delivery of a joinder to this Agreement, (ii) enter into any contract, option, swap or other position or other arrangement or undertaking with respect to the Transfer of any Contributed Shares or conveying the right to acquire or vote the Contributed Shares or (iii) take any other action, that would materially restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder. The foregoing restrictions on Transfers of Contributed Shares shall not prohibit any such Transfers by any Stockholder in connection with the Transactions, including Transfers from a Stockholder to Parent or one or more of its Subsidiaries provided any such transferee agrees to be bound by the terms of this Agreement.

7. Tax Treatment. The parties hereto intend that the Class B Exchange will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, and applicable state and local, income tax purposes. The parties hereto shall not take any action that is inconsistent with the tax treatment set forth in this Section 7, and shall prepare and file all tax returns in a manner consistent with such treatment.

8. Additional Covenants of the Stockholders.

(a) Further Assurances. From time to time and without additional consideration, each Stockholder shall (at such Stockholder’s sole cost and expense) execute and deliver, or cause to be executed and delivered, such additional instruments, and shall (at such Stockholder’s sole cost and expense) take such further actions, as the Company may reasonably request for the purpose of carrying out and furthering the intent and purpose of this Agreement.

(b) Validity of this Agreement. Each Stockholder agrees not to commence, join in, facilitate, assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company or any of its Affiliates, successors or directors challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement.

9. Termination. Notwithstanding Section 18, this Agreement shall automatically terminate without further action upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the written agreement of the Stockholders and the Company, upon recommendation of the Special Committee, to terminate this Agreement (such earliest date, the “Expiration Date”). If this Agreement is terminated pursuant to this Section 9, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, Affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except that this Section 9, and Sections 12-13 and 16-23 of this Agreement shall survive the termination of this Agreement.

10. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Contributed Shares prior to the Class B Exchange Effective Time. All rights, ownership and economic benefits of, and relating to, the Contributed Shares shall remain vested in and belong to the Stockholders until the Class B Exchange Effective Time, and the Company shall have no authority to direct the Stockholders in the voting or disposition of any of the Contributed Shares, except as otherwise provided herein.

11. Documentation and Information. Each Stockholder consents to and hereby authorizes the Company to publish and disclose in all documents and schedules filed with or furnished to the SEC, and any press release or other disclosure document that the Company determines to be necessary in connection with the Transactions, such Stockholder’s identity and ownership of the Contributed Shares, the existence of this Agreement and the nature of such Stockholder’s commitments and obligations under this Agreement, and such Stockholder acknowledges that the Company may, in the Company’s sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority. Such Stockholder agrees to promptly give the Company any information it may reasonably require relating to such Stockholder for the preparation of any such disclosure documents. None of the parties to this Agreement or any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to the Transaction Agreements and the Transactions without the prior consultation of the other party and giving the other party the opportunity to review and comment on such press release or other announcement, except for any such release or other announcement (i) required by applicable Law or the rules or regulations of any applicable United States securities exchange, the Toronto Stock Exchange or regulatory or Governmental Authority to which the relevant party is subject or (ii) containing only information previously publicly disclosed in accordance with this Section 11 and Section 6.03 of the Merger Agreement or otherwise consistent in all material respects with previous statements made jointly by Parent and the Company; provided, however, that the restrictions set forth in this Section 11 and Section 6.03 of the Merger Agreement shall not apply to any release or announcement made or proposed to be made following a Company Board Recommendation Change.

12. Legal Representation. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

13. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Transactions are consummated.

14. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company and each Stockholder contained in this Agreement shall terminate at the Class B Exchange Effective Time and only the covenants that by their terms survive the Class B Exchange Effective Time shall so survive the Class B Exchange Effective Time in accordance with their respective terms.

15. Specific Performance. Each Stockholder acknowledges and agrees that (a) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (b) the Company is relying on such covenants in connection with entering into the Merger Agreement and (c) a violation of any of the terms of such covenants, obligations or agreements will cause the Company irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, each Stockholder agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain such Stockholder from committing any violation of such covenants, obligations or agreements.

16. Incorporation by Reference. The parties hereto agree that Sections 9.09(a)-(b) and 9.13 of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

17. WAIVER OF JURY TRIAL. Each of the parties hereto hereby acknowledges and agrees that any controversy that may arise under or relating to this Agreement or the transactions contemplated hereby is likely to involve complicated and difficult issues, and therefore it hereby irrevocably and unconditionally waives all rights it may have to a trial by jury in respect of any litigation (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement, the transactions contemplated hereby or the facts or circumstances leading to the execution or performance of this Agreement. Each party certifies and acknowledges that (i) no party or representative or affiliate thereof has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of such waiver, (iii) it makes such waiver knowingly and voluntarily and (iv) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications contained in this paragraph.

18. Amendment, Waivers, etc. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by (a) the Company, upon the recommendation of the Special Committee, and (b) each of the Stockholders. Without limiting the foregoing, no provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

19. Assignment; No Third Party Beneficiaries. Subject to Section 6, no party hereto may assign, in whole or in part, by operation of law or otherwise, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 19 shall be null and void. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

20. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand, electronic mail or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice or communication:

(a)	if to the Company, to:

GGP Inc.
350 N. Orleans St., Suite 300
Chicago, IL 60654-1607

Attention:	General Counsel
Email:	GeneralCounsel@ggp.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention: Alan Klein

Email:	aklein@stblaw.com

and

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

Attention:	Joseph C. Shenker
Robert W. Downes
Brian E. Hamilton
Email:	shenkerj@sullcrom.com
downesr@sullcrom.com
hamiltonb@sullcrom.com

(b)	if to any Stockholder, to:

Brookfield Property Group
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY 10281

Attention:	Brian Kingston, Chief Executive Officer
Murray Goldfarb, Managing Partner
Email:	brian.kingston@brookfield.com
murray.goldfarb@brookfield.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:	Michael J. Aiello
Matthew J. Gilroy
Email:	Michael.aiello@weil.com
Matthew.gilroy@weil.com

and

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:	Gilbert G. Menna
Mark S. Opper
Email:	gmenna@goodwinlaw.com
mopper@goodwinlaw.com

21. Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

22. Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein (including the Voting Agreement and the Merger Agreement) constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings among the parties hereto with respect to the subject matter hereof. No addition to or modification of any provision of this Agreement shall be binding upon either party hereto unless made in writing in accordance with Section 20 and signed by both parties.

23. Section Headings. The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

24. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, in counterparts, as of the date first above written.

THE COMPANY:
GGP INC.

By:	/s/ Sandeep Mathrani
Name:	Sandeep Mathrani
Title:	Chief Executive Officer

[EXCHANGE AGREEMENT]

STOCKHOLDERS:
BROOKFIELD RETAIL HOLDINGS VII LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner
NEW GGP WARRANTS LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President
BROOKFIELD RETAIL MALL LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President
BW PURCHASER, LLC

By:	/s/ Danielle Brody
Name:	Danielle Brody
Title:	Vice President
BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner
BPY RETAIL I LLC

By:	/s/ Danielle Brody
Name: Title:	Danielle Brody Vice President
BPY RETAIL V LLC

By:	/s/ Danielle Brody
Name: Title:	Danielle Brody Vice President

[EXCHANGE AGREEMENT]

BROOKFIELD BPY RETAIL HOLDINGS II SUBCO LLC

By:	/s/ Danielle Brody
Name: Title:	Danielle Brody Vice President

NEW BROOKFIELD BPY RETAIL HOLDINGS II LLC

By:	/s/ Danielle Brody
Name: Title:	Danielle Brody Vice President

BROOKFIELD RETAIL HOLDINGS II SUB III LLC

By:	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC, its manager

By:	/s/ Murray Goldfarb
Name: Title:	Murray Goldfarb Managing Partner

[EXCHANGE AGREEMENT]

EXHIBIT A

Stockholders

Stockholder	Contributed Shares	Class B Exchange Shares
BW Purchaser, LLC	12,989,228	12,989,228
New GGP Warrants LLC	28,573,419	28,573,419
Brookfield Retail Holdings Warrants LLC	24,063,298	24,063,298
Brookfield Retail Mall LLC	2,577,297	2,577,297
Brookfield Retail Holdings VII LLC	79,094,965	79,094,965
BPY Retail I LLC	45,890,612	45,890,612
BPY Retail V LLC	70,114,877	70,114,877
New Brookfield BPY Retail Holdings II LLC	6,985,772	6,985,772
Brookfield BPY Retail Holdings II Subco LLC	53,000,412	53,000,412
Brookfield Retail Holdings II Sub III LLC	351,958	351,958

Total:	323,641,838	323,641,838

Annex G

BPY UNITHOLDER CONSENT LETTER AGREEMENT

LETTER AGREEMENT, dated as of March 26, 2018 (this “Agreement” or “Side Letter”), by and between Brookfield Asset Management Inc., an Ontario corporation (“BAM”), and GGP Inc., a Delaware corporation (the “Company”). Unless context otherwise requires, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, in connection with, and as a condition and inducement to, the entry by the Company into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Brookfield Property Partners L.P., a Bermuda limited partnership (“Parent”), Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Acquisition Sub”) and the Company, and in consideration of the benefits that BAM will receive from the execution of the Merger Agreement and the consummation of the transactions contemplated thereby, the Company has required that BAM enter into this Agreement, and BAM desires to enter into this Agreement to induce the Company to enter into the Merger Agreement;

WHEREAS, as of the date hereof, BAM is the beneficial or legal owner of record of, and has the voting power over, a number of Parent Common Units and a number of redemption-exchange units of BPL (which are exchangeable into Parent Common Units) (“REUs”), constituting at least a majority of the Parent Common Units (on a fully-exchanged basis) such that an affirmative vote by BAM of such Parent Common Units and REUs would constitute the Parent Unitholder Consent;

WHEREAS, in connection with, and as a condition and inducement to, the entry by the Company into the Merger Agreement, and in consideration of the benefits that BAM will receive from the execution of the Merger Agreement and the consummation of the transactions contemplated thereby, BAM is willing to enter into the Rights Agreement, in substantially the form attached hereto as Exhibit A (the “Rights Agreement”) with the Rights Agent at or prior to the Charter Closing under the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree, severally and not jointly, as follows:

1. Voting of Shares.

a. In the event that, pursuant to Section 6.16 of the Merger Agreement, Parent has obtained a determination from the Toronto Stock Exchange that the Parent Unitholder Consent is required and may be obtained by an action by written consent, then BAM shall deliver such written consent to the Company and the Toronto Stock Exchange promptly, and in any event within five (5) Business Days, following such determination. In the event that, pursuant to Section 6.16 of the Merger Agreement, Parent has been unable to obtain from the Toronto Stock Exchange a determination, within twenty (20) Business Days following the date hereof, that either (i) the Parent Unitholder Consent may be obtained by an action by written consent or (ii) the Parent Unitholder Consent is not required, then, from the date hereof and continuing until the Expiration Date (as defined below), at the Parent Unitholder Meeting and at every other meeting of the holders of Parent Common Units called with respect to any of the following, and at every adjournment, postponement or recess thereof, and on every action or approval by written consent of holders of Parent Common Units, with respect to any of the following, BAM shall vote, or cause to be voted, all Parent Common Units and REUs that BAM owns, beneficially (within the meaning of Rule 13d-3 promulgated under the Exchange Act) or of record as of the date hereof, and any additional Parent Common Units and REUs that BAM may acquire beneficial (within the meaning of Rule 13d-3 under the

Exchange Act) or record ownership of, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof (collectively, the “Subject Units”) that BAM is entitled to vote (including by delivering to the Secretary of Parent a duly executed proxy card): (a) in favor of the issuance of the Parent Common Units in the Parent Common Units Exchange pursuant to the Merger Agreement and the approval of the Transactions and any action or proposal that would reasonably be expected to be in furtherance of the foregoing, and (b) against any other action, proposal or agreement that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or Acquisition Sub under the Merger Agreement, (ii) result in any of the conditions to the consummation of the Merger, the Bylaw Amendment or the Charter Amendment under Section 7.01 or Section 7.03 of the Merger Agreement not being fulfilled or (iii) impede, frustrate, interfere with, delay or adversely affect the Merger, the Bylaw Amendment, the Charter Amendment and the other transactions contemplated by the Merger Agreement.

b. Any written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent.

c. Except as explicitly set forth in this Section 1, nothing in this Agreement shall limit the right of BAM to vote (or cause to be voted), including by proxy, if applicable, in favor of, or against or to abstain with respect to, any other matters presented to holders of Parent Common Units. Nothing in this Section 1(c) shall be deemed to limit or waive any obligations of the Company under the Merger Agreement.

2. Additional Covenants of BAM.

a. Rights Agreement. BAM shall execute and enter into, as soon as practicable after the date hereof and in any event at or prior to the Charter Closing, the Rights Agreement, with the Rights Agent and shall not agree to terminate, modify or amend such Rights Agreement from and after the date hereof until the earlier of the Charter Closing or the termination of the Merger Agreement in accordance with its terms.

b. Further Assurances. From time to time and without additional consideration, BAM shall (at BAM’s sole cost and expense) execute and deliver, or cause to be executed and delivered, such additional instruments, and shall (at BAM’s sole cost and expense) take such further actions, as the Company may reasonably request for the purpose of carrying out and furthering the intent and purpose of this Agreement.

c. Validity of this Agreement. BAM agrees not to commence, join in, facilitate, assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company or any of their respective Affiliates, successors or directors challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement.

3. Representations and Warranties of BAM. BAM hereby represents and warrants to the Company, severally and not jointly, with respect to BAM and its ownership of the Parent Common Units and the REUs, as of the date of this Agreement, as follows:

a. Authority. BAM is duly organized, validly existing and to the extent such concept is applicable, in good standing under the laws of its jurisdiction of formation or organization and has full 7corporate or similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by BAM and assuming the due execution of this Agreement by the Company, constitutes a valid and binding obligation of BAM enforceable in accordance with its terms, except as enforcement may be limited by the Enforceability Limitations. The execution, delivery and performance by BAM of this Agreement does not require any other corporate or similar proceedings on the part of BAM or any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority.

b. No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to BAM or to BAM’s property or assets, other than any of the foregoing that would not, and would not reasonably be expected to, prevent, impede or delay BAM’s ability to perform BAM’s obligations hereunder.

c. Parent Unitholder Consent. BAM has, and will have, at the time of the applicable Parent Unitholder Meeting and at every meeting of the holders of Parent Common Units as contemplated by the Merger Agreement and Section 1(a) of this Agreement, the right to vote a sufficient number of Parent Common Units and REUs such that an affirmative vote by BAM of such Parent Common Units and REUs would constitute the Parent Unitholder Consent.

d. Reliance by the Company. BAM understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon BAM’s execution and delivery of this Agreement.

e. Litigation. As of the date hereof, to the knowledge (actual or constructive) of BAM, there is no action, proceeding or investigation pending or threatened against BAM that questions the validity of this Agreement or any action taken or to be taken by BAM in connection with this Agreement.

f. Other Agreements. As of the date hereof, other than this Agreement or as expressly contemplated by the Merger Agreement, there are no contracts, undertakings, commitments, agreements, obligations, arrangements or understandings, whether written or oral, between BAM or any of its Affiliates, on the one hand, and any other Person (other than the Company), on the other hand, relating in any way to the Transactions, or to the ownership or operations of the Company after the Merger Effective Time.

4. Representations and Warranties of the Company. The Company represents and warrants to BAM, as of the date of this Agreement, as follows: The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Merger Agreement by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or the Merger Agreement by the Company or the consummation of the transactions contemplated hereby and thereby, other than obtaining the Requisite Stockholder Approval. The Company has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

5. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (a) the Charter Closing (provided the provisions in Section 1 hereof shall automatically terminate upon the Parent Unitholder Consent being obtained), (b) the termination of the Merger Agreement in accordance with its terms and (c) the written agreement of BAM and the Company, upon recommendation of the Special Committee, to terminate this Agreement (the “Expiration Date”).

6. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Subject Units. All rights, ownership and economic benefits of, and relating to, the Subject Units shall remain vested in and belong to BAM, and the Company shall have no authority to direct BAM in the voting or disposition of any of the Subject Units, except as otherwise provided herein.

7. Legal Representation. This Agreement was negotiated by the parties hereto with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party hereto shall not apply to any construction or interpretation thereof.

8. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Transactions are consummated.

9. Documentation and Information. BAM consents to and hereby authorizes the Company to publish and disclose in all documents and schedules filed with or furnished to the SEC, and any press release or other disclosure document that the Company determines to be necessary in connection with the Transactions, BAM’s identity and ownership of the Subject Units, the existence of this Agreement and the nature of BAM’s commitments and obligations under this Agreement, and BAM acknowledges that the Company may, in the Company’s sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority. BAM agrees to promptly give the Company any information it may reasonably require relating to BAM for the preparation of any such disclosure documents, and BAM agrees to promptly notify the Company of any required corrections with respect to any such written information supplied by it specifically for use in any such disclosure document, if and to the extent that, to BAM’s knowledge, any such information shall have become false or misleading in any material respect. The initial press release regarding the Transactions shall be a joint press release issued by the parties to the Merger Agreement and thereafter none of the parties to this Agreement or any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to the Transaction Agreements and the Transactions without the prior consultation of the other party and giving the other party the opportunity to review and comment on such press release or other announcement, except for any such release or other announcement (i) required by applicable Law or the rules or regulations of any applicable United States securities exchange, the Toronto Stock Exchange or regulatory or Governmental Authority to which the relevant party is subject or (ii) containing only information previously publicly disclosed in accordance with this Section 9 and Section 6.03 of the Merger Agreement or otherwise consistent in all material respects with previous statements made jointly by Parent and the Company; provided, however, that the restrictions set forth in this Section 9 and Section 6.03 of the Merger Agreement shall not apply to any release or announcement made or proposed to be made following a Company Board Recommendation Change.

10. Specific Performance. BAM acknowledges and agrees that (a) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (b) the Company is relying on such covenants in connection with entering into the Merger Agreement and (c) a violation of any of the terms of such covenants, obligations or agreements will cause the Company irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, BAM agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain BAM from committing any violation of such covenants, obligations or agreements.

11. Incorporation by Reference. The parties agree that Sections 9.09(a)-(b) and 9.13 of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER OR RELATING TO THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE FACTS OR CIRCUMSTANCES LEADING TO THE EXECUTION OR PERFORMANCE OF THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NONE OF BAM OR ANY OF ITS REPRESENTATIVES OR ITS AFFILIATES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 12.

13. Amendment, Waivers, etc. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by (a) the Company, upon the recommendation of the Special Committee and (b) BAM. Without limiting the foregoing, no provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

14. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

15. Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

16. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Side Letter to be executed by their respective duly authorized officers to be effective as of the date first above written.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name:	Justin Beber
Title:	Senior Managing Partner

THE COMPANY: GGP INC.

By:	/s/ Sandeep Mathrani
Name:	Sandeep Mathrani
Title:	Chief Executive Officer

Annex H

Brookfield Asset Management Inc.

Brookfield Place Suite 300 181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

March 26, 2018

Brookfield Property Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda

GGP Inc.

350 N. Orleans St., Suite 300

Chicago, IL 60654

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger, dated as of March 26, 2018, by and among Brookfield Property Partners L.P., a Bermuda limited partnership (“Parent”), Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent, and GGP Inc., a Delaware corporation (the “Company”) (such agreement, the “Merger Agreement”). Capitalized terms used in this letter agreement (this “Agreement”) but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

(a) Master Services Agreement and Waiver of Management Fees. Affiliates of Brookfield Asset Management Inc. (“BAM”) provide services to Parent and various Affiliates of Parent under that certain Amended and Restated Master Services Agreement, dated as of March 3, 2015, by and among BAM, Parent, Brookfield Property L.P., Brookfield Global Property Advisor Limited, Brookfield Property Group LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, BPG Holdings Group Inc. and each of the Holding Entities listed on Schedule A thereto, as amended by that certain First Amendment to the Amended and Restated Master Services Agreement, dated as of July 1, 2015 (the “BPY Master Services Agreement”). In addition, Brookfield Property L.P. is also required to pay to an Affiliate of BAM Equity Enhancement Distributions (as defined and calculated in accordance with that certain Amended and Restated Limited Partnership Agreement, dated as of the 8th day of August, 2013, by and among Parent, Brookfield Property Special L.P., BAM , BPY I L.P., BPY II L.P. and Brookfield US Corporation, as amended by that certain First Amendment to the Amended and Restated Limited Partnership Agreement, dated as of December 4, 2014 and as further amended by that certain Second Amendment to the Amended and Restated Limited Partnership Agreement, dated as of July 1, 2015 (the “BPL LPA”)). BAM, on behalf of its Affiliates that are party to the BPY Master Services Agreement and the BPL LPA, and the Company hereby agree to negotiate in good faith and enter into, effective as of and conditioned upon the occurrence of the Charter Closing, a master services agreement on substantially similar terms to those contained in the BPY Master Services Agreement provided, however, that BAM hereby waives any management fees that may be payable by the Company to BAM for a period of twelve (12) months from and after the Charter Closing Date. BAM hereby further waives, effective as of and conditioned upon the occurrence of the Charter Closing, for a period of twelve (12) months from and after the Charter Closing Date, any incremental Equity Enhancement Distributions (as defined and calculated in the BPL LPA) and any incremental base management fees payable under the BPY Master Services Agreement, in each case associated only with the number of Parent Common Units issued in the Parent Common Units Exchange (or issued by Parent following an exercise of the redemption right of the Class A Stock issued pursuant to the Merger Agreement).

(b) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to Contracts made and performed in such State without giving effect to the choice of Law principles of such State that would require or permit the application of the Laws of another jurisdiction.

(c) Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties, any rights or remedies under or by reason of this Agreement.

(d) Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

[Remainder of page intentionally left blank.]

H-2

Please acknowledge by signing below that the foregoing reflects our agreement relating to the subject matter herein.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name:	Justin Beber
Title:	Senior Managing Partner

[Signature Page to Waiver of Fee Side Letter]

Acknowledged and agreed as of the date first set forth above:

BROOKFIELD PROPERTY PARTNERS L.P.

By:	BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

GGP INC.

By:	/s/ Sandeep Mathrani
Name:	Sandeep Mathrani
Title:	Chief Executive Officer

[Signature Page to Waiver of Fee Side Letter]

Annex I

Exhibit B to Annex A

FIFTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

GGP OPERATING PARTNERSHIP, LP

I-i

(continued)

I-ii

(continued)

I-iii

FIFTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

GGP OPERATING PARTNERSHIP, LP

THIS FIFTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP is made and entered into this [●] day of [●], 2018 (the “Effective Date”), by and among the undersigned parties.1

W I T N E S S E T H:

WHEREAS, a Delaware limited partnership known as GGP Operating Partnership, LP (the “Partnership”), which was formerly known as GGP Limited Partnership until it changed its name as of May 1, 2014, exists pursuant to that certain Fourth Amended and Restated Agreement of Limited Partnership dated as of May 1, 2014, as amended by that certain First Amendment thereto dated as of July 1, 2015, that certain Second Amendment thereto dated as of February 17, 2016 and that certain Third Amendment thereto dated as of December 27, 2016 (collectively, the “Fourth Restated Partnership Agreement”), and the Delaware Revised Uniform Limited Partnership Act;

WHEREAS, GGP Real Estate Holding II, Inc., a Delaware corporation, is the General Partner of the Partnership;

WHEREAS, in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as March 26, 2018 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Brookfield Property Partners L.P., a Bermuda limited partnership, Goldfinch Merger Sub Corp., a Delaware corporation, and the Company, the Company shall file an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, which will, among other things, authorize the issuance by the Company of shares of Class A Stock, Class B Stock and Class C Stock (each as such term is defined in the Merger Agreement) (the “Charter Amendment”);

WHEREAS, contemporaneously with the Charter Amendment, the Partnership is adopting this Fifth Amended and Restated Agreement of Limited Partnership pursuant to the Delaware Revised Uniform Limited Partnership Act in order to, among other things, (i) consolidate prior amendments and (ii) establish the terms of Series K Preferred Units and Series L Preferred Units with rights to distributions that reflect those of the Class A Stock and Class B Stock, respectively;

WHEREAS, in accordance with the terms of the Merger Agreement, following the Charter Amendment, the Company shall declare and pay a special dividend, which shall be comprised of cash and shares of Class A Stock, to the holders of record of the Company’s Common Stock in accordance with the terms of the Merger Agreement (the “Pre-Closing Dividend”);

WHEREAS, contemporaneously with the Company’s declaration and payment of the Pre-Closing Dividend, the Partnership shall declare and pay a special distribution, which shall be comprised of cash and shares of Series K Preferred Units, to the holders of the Partnership’s Common Units and FV LTIP Units in accordance with the terms of the Merger Agreement (the “Pre-Closing Distribution”);

WHEREAS, the Fourth Restated Partnership Agreement permits or requires the Partnership to adjust the terms of Units potentially convertible into Common Units, including the LTIP Units, the Series D Preferred Units, the Series E Preferred Units and the Series G Preferred Units, upon the occurrence of an event such as the

[1]	Subject to adjustment in accordance with Section 2.07(f) of the Company Disclosure Schedule s to the Merger Agreement.

Pre-Closing Distribution, pursuant to Sections 7(c)-(j) of Schedule B of the Fourth Restated Partnership Agreement, Sections 7(c)-(j) of Schedule C of the Fourth Restated Partnership Agreement, Sections 4 and 8(b) of Schedule E of the Fourth Restated Partnership Agreement and Sections 1.7 and 1.15 of Schedule H of the Fourth Restated Partnership Agreement;

WHEREAS, the terms of the Vesting Agreements governing outstanding FV LTIP Units, AO LTIP Units and Common Units into which the LTIP Units have previously been converted authorize the Compensation Committee of the Board of Directors of the Company to substitute or adjust, in its sole discretion, the number and kind of shares or other property that may be issued pursuant to the Vesting Agreements in the event of transactions such as those occurring pursuant to the Merger Agreement to prevent dilution or enlargement of participants’ rights, and certain of the amendments to the terms of the LTIP Units contained herein are made in order to effectuate such adjustments; and

WHEREAS, the terms of the Series K Preferred Units and the Series L Preferred Units set forth on Schedule J and Schedule K, respectively, shall be effective as of the date hereof, and the remainder of this Fifth Amended and Restated Agreement of Limited Partnership shall be effective as of the date of the declaration and payment of the Pre-Closing Distribution.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, do hereby amend and restate the Fourth Restated Partnership Agreement to read as follows:

ARTICLE I

Definitions; Etc.

1.1 Definitions. Except as otherwise herein expressly provided, the following terms and phrases shall have the meanings set forth below:

“Accountants” shall mean the firm or firms of independent certified public accountants selected by the General Partner on behalf of the Partnership and the Property Partnerships to audit the books and records of the Partnership and the Property Partnerships and to prepare statements and reports in connection therewith.

“Acquisition Cost” shall have the meaning set forth in Section 4.1 hereof.

“Act” shall mean the Revised Uniform Limited Partnership Act as enacted in the State of Delaware, and as the same may hereafter be amended from time to time.

“Additional Units” shall have the meaning set forth in Section 8.3 hereof.

“Additional Partner” shall have the meaning set forth in Section 8.3 hereof.

“Adjusted Capital Account Deficit” shall mean, with respect to any Limited Partner, the deficit balance, if any, in such Partner’s Capital Account as of the end of any relevant fiscal year and after giving effect to the following adjustments:

(a) credit to such Capital Account any amounts which such Partner is obligated or treated as obligated to restore with respect to any deficit balance in such Capital Account pursuant to Section 1.704-1(b)(2)(ii)(c) of the Regulations, or is deemed to be obligated to restore with respect to any deficit balance pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the requirements of the alternate test for economic effect contained in Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

“Administrative Expenses” shall mean (i) all administrative and operating costs and expenses incurred by the Partnership, (ii) all administrative, operating and other costs and expenses incurred by the Property Partnerships, (iii) those administrative costs and expenses of the Affiliate Entities and the REIT Entities, including salaries paid to officers of the Public REIT and accounting and legal expenses undertaken by the General Partner on behalf or for the benefit of the Partnership, Nimbus or GGP LP and (iv) to the extent not included in clause (iii) above, REIT Expenses.

“Affiliate” shall mean, with respect to any Partner (or as to any other Person the affiliates of whom are relevant for purposes of any of the provisions of this Agreement), (i) any member of the Immediate Family of such Partner; (ii) any trustee or beneficiary of a Partner; (iii) any legal representative, successor, or assignee of such Partner or any Person referred to in the preceding clauses (i) and (ii); (iv) any trustee of any trust for the benefit of such Partner or any Person referred to in the preceding clauses (i) through (iii); or (v) any Entity which directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Partner or any Person referred to in the preceding clauses (i) through (iv).

“Affiliate Entities” shall mean GGP Limited Partnership II, a Delaware limited partnership, and GGP, LLC, a Delaware limited liability company.

“Aggregate Protected Amount” shall mean, with respect to the Obligated Partners, as a group, the aggregate amount of the Protected Amounts, if any, of the Obligated Partners, as determined on the date in question.

“Agreement” shall mean this Fifth Amended and Restated Agreement of Limited Partnership, as originally executed and as amended, modified, supplemented or restated from time to time, as the context requires.

“AO LTIP Fraction” shall mean, with respect to an AO LTIP Unit that is issued, the fraction designated in the relevant Vesting Agreement or other documentation pursuant to which such AO LTIP Unit is granted as the AO LTIP Fraction for such AO LTIP Unit.

“AO LTIP Unit” shall mean a Unit which is designated as an Appreciation Only LTIP Unit in the relevant Vesting Agreement or other documentation pursuant to which such LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Schedule H hereto or in this Partnership Agreement in respect of the Holder, as well as the relevant Vesting Agreement or other documentation pursuant to which such AO LTIP Unit is granted or issued.

“Audited Financial Statements” shall mean financial statements (balance sheet, statement of income, statement of partners’ equity and statement of cash flows) prepared in accordance with generally accepted accounting principles and accompanied by an independent auditor’s report containing (i) an opinion containing no material qualification, and (ii) no explanatory paragraph disclosing information relating to material uncertainties (except as to litigation) or going concern issues.

“Bankruptcy” shall mean, with respect to any Partner or the Partnership, (i) the commencement by such Partner or the Partnership of any proceeding seeking relief under any provision or chapter of the federal Bankruptcy Code or any other federal or state law relating to insolvency, bankruptcy or reorganization, (ii) an adjudication that such Partner or the Partnership is insolvent or bankrupt, (iii) the entry of an order for relief under the federal Bankruptcy Code with respect to such Partner or the Partnership, (iv) the filing of any such petition or the commencement of any such case or proceeding against such Partner or the Partnership, unless such petition and the case or proceeding initiated thereby are dismissed within ninety (90) days from the date of such filing, (v) the filing of an answer by such Partner or the Partnership admitting the allegations of any such petition, (vi) the appointment of a trustee, receiver or custodian for all or substantially all of the assets of such Partner or the Partnership unless such appointment is vacated or dismissed within ninety (90) days from the date of such appointment but not less than five (5) days before the proposed sale of any assets of such Partner or the Partnership, (vii) the insolvency of such Partner or the Partnership or the execution by such Partner or the Partnership of a general assignment for the benefit of creditors, (viii) the convening by such Partner or the Partnership of a meeting of its creditors, or any class thereof, for purposes of effecting a moratorium upon or extension or composition of its debts, (ix) the failure of such Partner or the Partnership to pay its debts as they mature, (x) the levy, attachment, execution or other seizure of substantially all of the assets of such Partner or the Partnership where such seizure is not discharged within thirty (30) days thereafter, or (xi) the admission by such Partner or the Partnership in writing of its inability to pay its debts as they mature or that it is generally not paying its debts as they become due.

“Bankruptcy Cases” shall mean those voluntary petitions filed on April 16, 2009 by the General Partner and the Partnership for relief under title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York.

“BPY” shall mean Brookfield Property Partners L.P., a Bermuda limited partnership, and shall be deemed to refer to all successors, including, without limitation, by operation of law.

“BPY Unit” shall mean a limited partnership interest in BPY representing a fractional part of all the limited partner interests in BPY, which is designated as a “partnership unit”, and shall include any limited partnership interest or other equity interest of BPY or any successor to BPY into which such BPY Unit is converted or for which such partnership unit is exchanged.

“Bucksbaum Limited Partners” shall mean M.B. Capital Partners III and its successors and assigns.

“Bucksbaum Rights Agreement” shall mean that certain Rights Agreement dated as of July 27, 1993, among the General Partner and certain predecessors of the Bucksbaum Limited Partners.

“Capital Account” shall mean, with respect to any Partner, the separate “book” account which the Partnership shall establish and maintain for such Partner in accordance with Section 704(b) of the Code and Section 1.704-1(b)(2)(iv) of the Regulations and such other provisions of Section 1.704-1(b) of the Regulations that must be complied with in order for the Capital Accounts to be determined in accordance with the provisions of said Regulations. In furtherance of the foregoing, the Capital Accounts shall be maintained in compliance with Section 1.704-1(b)(2)(iv) of the Regulations, and the provisions hereof shall be interpreted and applied in a manner consistent therewith. In the event that any Units are transferred in accordance with the terms of this Agreement, the Capital Account, at the time of the transfer, of the transferor attributable to the transferred Units shall carry over to the transferee.

“Capital Contribution” shall mean, with respect to any Partner, the amount of money and the initial Gross Asset Value of any property other than money contributed to the Partnership with respect to the Units held by such Partner (net of liabilities to which such property is subject).

“Certificate” shall mean the Certificate of Limited Partnership establishing the Partnership, as filed with the office of the Delaware Secretary of State, as it may be amended from time to time in accordance with the terms of this Agreement and the Act.

“Charter” shall mean the corporate charter of the Public REIT, as filed with the office of the Delaware Secretary of State, as it may be amended from time to time.

“Class A Conversion Factor” shall initially mean 1.0. The Class A Conversion Factor shall be adjusted in the event that the Public REIT, (i) declares or pays a dividend on its outstanding shares of Class A Stock in shares of Class A Stock or makes a distribution to all holders of its outstanding shares of Class A Stock in shares of Class A Stock, (ii) subdivides its outstanding shares of Class A Stock, or (iii) combines its outstanding shares of Class A Stock into a smaller number of shares of Class A Stock. The Class A Conversion Factor shall be adjusted by multiplying the Conversion Factor (as in effect immediately prior to such adjustment) by a fraction, the numerator of which shall be the actual number of shares of Class A Stock issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purpose that such dividend, distribution, subdivision or combination has not occurred as of such time), and the denominator of which shall be the number of shares of Class A Stock issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purpose that such dividend, distribution, subdivision or combination has occurred as of such time). Any adjustment to the Class A Conversion Factor shall become effective immediately after the effective date of such event retroactive to the record date for such dividend or distribution.

“Class A Stock” shall mean the Class A Stock, par value $0.01 per share, of the Public REIT.

“Closing Price” for a particular security on any day shall mean the average of the intra-day high and low for such security for such day as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if such security is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which such security is listed or admitted to trading or, if such security is not listed or admitted to trading on any National Securities Exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by OTC Markets Group, Inc. or, if such system is no longer in use, the principal other automated quotations system that may then be in use or, if such security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such security as such person is selected from time to time by the Board of Directors of the Public REIT.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock” shall mean the shares of common stock of the Public REIT until the Merger Effective Time (as defined in the Merger Agreement) and thereafter it shall mean the shares of Class C Stock of the Public REIT.

“Common Unitholder” shall mean any Person that holds Common Units and is named as a Partner in Exhibit A to the Partnership Agreement, as such Exhibit may be amended from time to time, to the extent applicable to the holding of such Common Units.

“Common Units” shall mean all Units other than Preferred Units and LTIP Units.

“Company” shall mean GGP Inc., a Delaware corporation, that is the successor registrant to old General Growth Properties, Inc. and files reports under the Securities Exchange Act of 1934 in lieu of old General Growth Properties, Inc.

“Company Group” shall mean the Company and its direct or indirect subsidiaries.

“Consent of the Limited Partners” shall mean the written consent of a Majority-in-Interest of the Limited Partners (or other specified group of Limited Partners), which Consent shall be obtained prior to the taking of any action for which it is required by this Agreement and may be given or withheld by a Majority-in-Interest of the Limited Partners (or such specified group of Limited Partners), unless otherwise expressly provided herein, in their sole and absolute discretion.

“Contributed Funds” shall have the meaning set forth in Section 4.3(c) hereof.

“Contributed Property” shall have the meaning set forth in Section 4.1 hereof.

“Contribution Agreements” shall mean all contribution and other agreements executed by the Partnership and/or the General Partner in connection with the issuance of Units.

“Control” shall mean the ability, whether by the direct or indirect ownership of shares or other equity interests by contract or otherwise, to elect a majority of the directors of a corporation, to select the managing partner of a partnership, or otherwise to select, or have the power to remove and then select, a majority of those persons exercising governing authority over an Entity. In the case of a limited partnership, the sole general partner, all of the general partners to the extent each has equal management control and authority, or the managing general partner or managing general partners thereof shall be deemed to have control of such partnership and, in the case of a trust, any trustee thereof or any Person having the right to select any such trustee shall be deemed to have control of such trust.

“Conversion Factor” shall mean 0.96175818. The Conversion Factor shall be adjusted in the event that the Public REIT, (i) declares or pays a dividend on its outstanding shares of Common Stock in shares of Common Stock or makes a distribution to all holders of its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivides its outstanding shares of Common Stock, or (iii) combines its outstanding shares of Common Stock into a smaller number of shares. The Conversion Factor shall be adjusted by multiplying the Conversion Factor (as in effect immediately prior to such adjustment) by a fraction, the numerator of which shall be the actual number of shares of Common Stock issued and outstanding on the record date for such dividend, distribution, subdivision or combination (determined without the below assumption), and the denominator of which shall be the number of shares of Common Stock issued and outstanding on the record date for such dividend, distribution, subdivision or combination (assuming for such purposes that such dividend, distribution, subdivision or combination has occurred as of such time). Any adjustment to the Conversion Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event. Notwithstanding the foregoing, the Conversion Factor shall not be adjusted in connection with the events described above if, in connection with such event, the Partnership makes a distribution per Common Unit of an equivalent number of Common Units and/or shares of Common Stock or effects an equivalent subdivision or combination of all outstanding Common Units, as applicable.

“Current Per Share Market Price” shall mean, as of any date for a particular security, the average of the Closing Price for such security for the five consecutive Trading Days ending on such date or the average of the Closing Price for such security for any other period of Trading Days that the Public REIT deems appropriate with respect to any transaction or other event for which “Current Per Share Market Price” is determined (other than a redemption pursuant to any Rights Agreement unless otherwise provided therein); provided, however, that the Closing Price for a security for any Trading Day or Trading Days that are included in any calculation of Current Per Share Market Price shall be adjusted to take into account any stock split, dividend, subdivision, combination and the like if Public REIT deems such adjustment to be appropriate.

“Depreciation” shall mean, with respect to any asset of the Partnership for any fiscal year or other period, the depreciation, depletion or amortization, as the case may be, allowed or allowable for federal income tax purposes in respect of such asset for such fiscal year or other period; provided, however, that if there is a difference between the Gross Asset Value and the adjusted tax basis of such asset, Depreciation shall mean “book depreciation, depletion or amortization” as determined under Section 1.704-1(b)(2)(iv)(g)(3) of the Regulations.

“Economic Capital Account Balance” with respect to a Partner shall mean an amount equal to its Capital Account balance, plus the amount of its share of any Minimum Gain Attributable to Partner Nonrecourse Debt or Partnership Minimum Gain.

“Effective Date” shall have the meaning set forth in the preliminary recitals hereto.

“Entity” shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association or other entity.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as such rules and regulations may be amended from time to time.

“Exercise Notice” shall have the meaning set forth in the Bucksbaum Rights Agreement.

“Foreign Owner” shall mean a foreign person or a person that is directly or indirectly owned, in whole or in part by a foreign person as determined in accordance with Section 897(h)(4) of the Code and the Regulations promulgated thereunder.

“Fourth Restated Partnership Agreement” shall have the meaning set forth in the preliminary recitals hereto.

“Funding Date” shall mean the date of consummation of any Funding Loan, offering of shares of Common Stock or other transaction pursuant to which the REIT Entities or the Affiliate Entities raise Required Funds.

“Funding Loan Proceeds” shall mean the net cash proceeds received by the REIT Entities or the Affiliate Entities in connection with any Funding Loan, after deduction of all costs and expenses incurred by the REIT Entities or the Affiliate Entities in connection with such Funding Loan.

“Funding Loan(s)” shall mean any borrowing or refinancing of borrowings by or on behalf of the REIT Entities or the Affiliate Entities from any lender for the purpose of advancing the Funding Loan Proceeds to the Partnership as a loan pursuant to Section 4.3(a) hereof.

“FV LTIP Unit” shall mean a Unit which is designated as a Full Value LTIP Unit in the relevant Vesting Agreement or other documentation pursuant to which such LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Schedule H hereto or in this Amendment in respect of the Holder, as well as the relevant Vesting Agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued.

“FV LTIP Fraction” shall mean, with respect to an FV LTIP Unit that is issued, one (1) unless a fraction is specifically designated in the relevant Vesting Agreement or other documentation pursuant to which such FV LTIP Unit is granted as the FV LTIP Fraction for such FV LTIP Unit.

“FV LTIP Full Participation Date” shall mean, for an FV LTIP Unit that is issued, such date as is specified in the relevant Vesting Agreement or other documentation pursuant to which such FV LTIP Unit is granted as the FV LTIP Full Participation Date for such LTIP Unit or, if no such date is so specified, the date of issuance of such FV LTIP Unit.

“General Partner” shall mean GGP Real Estate Holding II, Inc., a Delaware corporation, its duly admitted successors and assigns and any other Person who is a general partner of the Partnership at the time of reference thereto.

“GGP LP” shall mean GGP Limited Partnership, a Delaware limited partnership, which was formerly known as GGP Cumulus, LP until it changed its name as of the date hereof.

“Gross Asset Value” shall mean, with respect to any asset of the Partnership, such asset’s adjusted basis for federal income tax purposes except as follows:

(a) the initial Gross Asset Value of (i) the assets contributed by each Partner to the Partnership prior to the date hereof is the gross fair market value of such contributed assets as indicated in the books and records of the Partnership as of the date hereof, and (ii) any asset hereafter contributed by a Partner, other than money, is the gross fair market value thereof as reasonably determined by the General Partner using such reasonable method of valuation as the General Partner may adopt; provided that the gross fair market value of any such assets hereafter contributed by the General Partner shall be the Acquisition Cost thereof (without reduction for any borrowings incurred by the General Partner in connection with the acquisition of such assets and assumed by the Partnership or, if such assumption was not possible, with respect to which borrowings the Partnership obligates itself to make payments to the General Partner in a like amount and on like terms);

(b) if the General Partner reasonably determines that an adjustment is necessary or appropriate to reflect the relative economic interests of the Partners, the Gross Asset Values of all Partnership assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the General Partner, as of the following times:

(i) a Capital Contribution (other than a de minimis Capital Contribution) to the Partnership by a new or existing Partner as consideration for Units;

(ii) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property as consideration for the redemption of Units;

(iii) the liquidation of the Partnership within the meaning of section 1.704-1(b)(2)(ii)(g) of the Regulations; and

(iv) the issuance of any interests in the Partnership as consideration for the provision of services to or for the benefit of the Partnership;

(c) the Gross Asset Values of Partnership assets distributed to any Partner shall be the gross fair market values of such assets (taking Section 7701(g) of the Code into account) as reasonably determined by the General Partner as of the date of distribution; and

(d) the Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations (See Exhibit B); provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph to the extent that the General Partner reasonably determines that an adjustment pursuant to paragraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

At all times, Gross Asset Values shall be adjusted by any Depreciation taken into account with respect to the Partnership’s assets for purposes of computing Net Income and Net Loss. Any adjustment to the Gross Asset Values of Partnership property shall require an adjustment to the Partners’ Capital Accounts; as for the manner in which such adjustments are allocated to the Capital Accounts, see paragraph (c) of the definition of Net Income and Net Loss in the case of adjustment by Depreciation, and paragraph (d) of said definition in all other cases.

“Holder” shall mean either a Partner or a permitted assignee or transferee owning a Unit.

“Immediate Family” shall mean with respect to any Person, such Person’s spouse, parents, parents-in-law, descendants, nephews, nieces, brothers, sisters, brothers-in-law, sisters-in-law and children-in-law.

“Indirect Owner” shall mean, in the case of an Obligated Partner that is an entity that is classified as a partnership or disregarded entity for federal income tax purposes, any person owning an equity interest in such

Obligated Partner, and, in the case of any Indirect Owner that itself is an entity that is classified as a partnership or disregarded entity for federal income tax purposes, any person owning an equity interest in such entity.

“Lien” shall mean any liens, security interests, mortgages, deeds of trust, charges, claims, encumbrances, pledges, options, rights of first offer or first refusal and any other rights or interests of others of any kind or nature, actual or contingent, or other similar encumbrances of any nature whatsoever.

“Limited FV LTIP Unit” shall mean any FV LTIP Unit that is designated as a Limited FV LTIP Unit in the relevant Vesting Agreement or other documentation pursuant to which such LTIP Unit is granted or issued.

“Limited Partners” shall mean the Persons listed under the caption “Limited Partners” on Exhibit A hereto, their permitted successors or assigns or any Person who, at the time of reference thereto, is a limited partner of the Partnership.

“Liquidating Gains” shall mean any Net Income realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership (including upon the occurrence of any event of liquidation of the Partnership), including but not limited to Net Income realized in connection with an adjustment to the book value of Partnership assets under clause (b) of the definition of Gross Asset Value.

“Liquidating Losses” shall mean any Net Loss realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership (including upon the occurrence of any event of liquidation of the Partnership), including but not limited to Net Loss realized in connection with an adjustment to the book value of Partnership assets under clause (b) of the definition of Gross Asset Value.

“Liquidating Trustee” shall mean such individual or Entity as is selected as the Liquidating Trustee hereunder by the General Partner, which individual or Entity may include an Affiliate of the General Partner, provided such Liquidating Trustee agrees in writing to be bound by the terms of this Agreement. The Liquidating Trustee shall be empowered to give and receive notices, reports and payments in connection with the dissolution, liquidation and/or winding-up of the Partnership and shall hold and exercise such other rights and powers as are necessary or required to permit all parties to deal with the Liquidating Trustee in connection with the dissolution, liquidation and/or winding-up of the Partnership.

“LTIP Unit” shall mean any AO LTIP Units, FV LTIP Units or other class or series of Units issued in accordance with Section 8.5 that is designated as “LTIP Units,” in each case having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Schedule H hereto or in this Amendment in respect of the LTIP Unit Limited Partner, as well as the relevant Vesting Agreement or other documentation pursuant to which such LTIP Unit is granted or issued.

“LTIP Unit Limited Partner” shall mean any Person that holds LTIP Units, Common Units or Series K Preferred Units resulting from a conversion of LTIP Units into such Common Units or Series K Preferred Units, as applicable, or a distribution with respect to LTIP Units or such Common Units or Series K Preferred Units resulting from the conversion of LTIP Units, and is named as an LTIP Unit Limited Partner in Exhibit A to the Partnership Agreement, as such Exhibit may be amended from time to time, to the extent applicable to the holding of such LTIP Units, Common Units or Series K Preferred Units.

“Majority-in-Interest of the Limited Partners” shall mean Limited Partner(s) (or specified group of Limited Partners) who hold in the aggregate more than fifty percent (50%) of the Percentage Interests then allocable to and held by the Limited Partners (or such specified group of Limited Partners), as a class (excluding any Units held by the General Partner or any other Affiliate of the General Partner other than the Limited Partners as at April 1, 1998, their Affiliates and their successors and assigns, who shall not be excluded). In addition, Common Units that result from a conversion of LTIP Units and that are held by an officer, director or employee of the Partnership, the General Partner, the Public REIT or any Affiliate of any of the foregoing shall be excluded.

“Management Agreement” shall mean a property management agreement with respect to the property management of certain Properties entered into (a) with respect to any Property in which the Partnership directly holds or acquires ownership of a fee or leasehold interest, between the Partnership, as owner, and the Property Manager, or such other property manager as the General Partner shall engage, as manager, and (b) with respect to all Properties other than those described in (a) above, between each Property Partnership, as owner, and the Property Manager, or such other property manager as the General Partner shall engage, as such agreement may be amended, modified or supplemented from time to time.

“Minimum Gain Attributable to Partner Nonrecourse Debt” shall mean “partner nonrecourse debt minimum gain” as determined in accordance with Regulation Section 1.704-2(i)(2).

“National Securities Exchange” shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act, any other domestic exchange, whether or not so registered, or the Toronto Stock Exchange.

“Net Financing Proceeds” shall mean the cash proceeds received by the Partnership in connection with any borrowing or refinancing of borrowing by or on behalf of the Partnership or by or on behalf of any Property Partnership (whether or not secured), after deduction of all costs and expenses incurred by the Partnership or the Property Partnership in connection with such borrowing, and after deduction of that portion of such proceeds used to repay any other indebtedness of the Partnership or Property Partnerships, or any interest or premium thereon.

“Net Income or Net Loss” shall mean, for each fiscal year or other applicable period, an amount equal to the Partnership’s net income or loss for such year or period as determined for federal income tax purposes by the Accountants, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a) of the Code shall be included in taxable income or loss), with the following adjustments: (a) by including as an item of gross income any tax-exempt income received by the Partnership (b) by treating as a deductible expense any expenditure of the Partnership described in Section 705(a)(2)(B) of the Code (including amounts paid or incurred to organize the Partnership (unless an election is made pursuant to Code Section 709(b)) or to promote the sale of interests in the Partnership and by treating deductions for any losses incurred in connection with the sale or exchange of Partnership property disallowed pursuant to Section 267(a)(1) or Section 707(b) of the Code as expenditures described in Section 705(a)(2)(B) of the Code); (c) in lieu of depreciation, depletion, amortization, and other cost recovery deductions taken into account in computing total income or loss, there shall be taken into account Depreciation; (d) gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of such property rather than its adjusted tax basis; and (e) in the event of an adjustment of the Gross Asset Value of any Partnership asset which requires that the Capital Accounts of the Partnership be adjusted pursuant to Regulations Section 1.704-1(b)(2)(iv)(e), (f) and (m), the amount of such adjustment is to be taken into account as additional Net Income or Net Loss pursuant to Exhibit B.

“Net Operating Cash Flow” shall mean, with respect to any fiscal period of the Partnership, the excess, if any, of “Receipts” over “Expenditures.” For purposes hereof, the term “Receipts” means the sum of all cash receipts of the Partnership from all sources for such period, including Net Sale Proceeds and Net Financing Proceeds but excluding Capital Contributions, and including any amounts held as reserves as of the last day of such period which the General Partner reasonably deems to be in excess of necessary reserves as determined below. The term “Expenditures” means the sum of (a) all cash expenses or expenditures of the Partnership for such period, (b) the amount of all payments of principal and interest on account of any indebtedness of the Partnership including payments of principal and interest on account of REIT Loans, or amounts due on such indebtedness during such period (in the case of clauses (a) and (b), excluding expenses or expenditures paid from previously established reserves or deducted in computing Net Financing Proceeds or Net Sales Proceeds), and (c) such additional cash reserves as of the last day of such period as the General Partner deems necessary for any capital or operating expenditure permitted hereunder.

“Net Sale Proceeds” shall mean the cash proceeds received by the Partnership in connection with a sale of any asset by or on behalf of the Partnership or by or on behalf of a Property Partnership after deduction of any costs or expenses incurred by the Partnership or a Property Partnership, or payable specifically out of the proceeds of such sale (including, without limitation, any repayment of any indebtedness required to be repaid as a result of such sale or which the General Partner elects to repay out of the proceeds of such sale, together with accrued interest and premium, if any, thereon and any sales commissions or other costs and expenses due and payable to any Person in connection with a sale, including to a Partner or its Affiliates).

“New Securities” shall mean any rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase REIT Shares or other shares of capital stock of the Public REIT.

“Nimbus” shall mean GGP Nimbus, LP, a Delaware limited partnership.

“Nonrecourse Deductions” shall have the meaning set forth in Sections 1.704-2(b)(1) and (c) of the Regulations.

“Nonrecourse Liabilities” shall have the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

“Obligated Partner” shall mean that or those Limited Partners listed as Obligated Partners on Exhibit C attached hereto and made a part hereof, as such Exhibit may be amended from time to time by the General Partner, whether by express amendment to this Agreement or by execution of a written instrument by and between any additional Obligated Partner being directly affected thereby and the General Partner acting on behalf of the Partnership and without the prior consent of the Limited Partners (other than the Obligated Partners being affected thereby).

“Offered Units” shall have the meaning set forth in the Bucksbaum Rights Agreement.

“Operating Income” shall mean Net Income determined without taking into account any Liquidating Gains and Liquidating Losses.

“Operating Loss” shall mean Net Loss determined without taking into account any Liquidating Gains and Liquidating Losses.

“Participating FV LTIP Unit” shall mean (a) any FV LTIP Unit that is not a Limited FV LTIP Unit, and (b) any Limited FV LTIP Unit if and to the extent that, as of the date any Liquidating Gain or Liquidating Loss is being allocated, the aggregate Liquidating Gain realized since the date of issuance of such Limited FV LTIP Unit exceeds the aggregate Liquidating Losses realized since the date of issuance of such Limited FV LTIP Unit.

“Partner Nonrecourse Debt” shall mean a liability as defined in Regulations Section 1.704-2(b)(4).

“Partner Nonrecourse Deductions” shall have the meaning set forth in Section 1.704-2(i)(2) of the Regulations.

“Partners” shall mean the General Partner and the Limited Partners, their duly admitted successors or assigns or any Person who is a partner of the Partnership at the time of reference thereto.

“Partnership” shall have the meaning set forth in the preliminary recitals hereto.

“Partnership Minimum Gain” shall have the meaning set forth in Section 1.704-2(b)(2) of the Regulations.

“Partnership Record Date” shall mean the record date established by the General Partner for a distribution of Net Operating Cash Flow pursuant to Section 5.2 hereof, which record date shall be the same as the record date established by the Public REIT for the distribution to its stockholders of some or all of its indirect share of such distribution.

“Percentage Interest” with respect to a Partner, shall mean the fraction, expressed as a percentage, the numerator of which is the number of such Partner’s Common Units and the denominator of which is the sum of the total number of Common Units issued and outstanding at such time. Any holder of Preferred Units shall have a 0% Percentage Interest in respect to such Preferred Units. The Percentage Interest of each Partner is set forth opposite its name on Exhibit A to the Partnership Agreement.

“Person” shall mean any individual or Entity.

“Precontribution Gain” shall have the meaning set forth in Exhibit B.

“Preferred Units” shall mean the Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units, Series H Preferred Units, Series I Preferred Units, Series J Preferred Units, Series K Preferred Units and Series L Preferred Units and any other series of preferred units of limited partnership interest in the Partnership that are established and issued from time to time in accordance with the terms hereof.

“Prime Rate” shall mean the prime rate announced from time to time by Wells Fargo Bank, N.A. or any successor thereof.

“Property” shall mean any Shopping Center Project in which the Partnership or any Property Partnership, directly or indirectly, acquires ownership of a fee or leasehold interest.

“Property Manager” shall mean General Growth Management, Inc., a Delaware corporation, or its permitted successors or assigns.

“Property Partnership” shall mean and include any partnership, limited liability company or other Entity in which the Partnership directly or indirectly is or becomes a partner, member or other equity participant and which has been or is formed for the purpose of directly or indirectly acquiring, developing or owning a Property or a proposed Property, including, without limitation, Nimbus and GGP LP.

“Property Partnership Interests” shall mean and include the interest of the Partnership as a partner, member or other equity participant in any Property Partnership.

“Protected Amount” shall mean, with respect to any Obligated Partner, the amount set forth opposite the name of such Obligated Partner on Exhibit C hereto and made a part hereof as such Exhibit may be amended from time to time by an amendment to the Partnership Agreement or by execution of a written instrument by and between any Obligated Partners being affected thereby and the General Partner, acting on behalf of the Partnership and without the prior consent of the Limited Partners (other than the Obligated Partners being affected thereby); provided, however; that, in the case of an Obligated Partner that is an entity that is classified as a partnership or disregarded entity for federal income tax purposes, upon the date nine months after the death of any Indirect Owner in such Obligated Partner, or upon a fully taxable sale or exchange of all of an Indirect Owner’s equity interest in such Obligated Partner (i.e., a sale or exchange in which the transferee’s basis in the Indirect Owner’s equity interest in the Obligated Partner is not determined, in whole or in part, by reference to the Indirect Owner’s basis in the Obligated Partner), the Protected Amount of such Obligated Partner shall be reduced to the extent of the Indirect Owner’s allocable share of the Obligated Partner’s Protected Amount. The principles of the preceding sentence shall apply in the same manner in the case of any Indirect Owner that itself is an entity that is classified as a partnership or disregarded entity for federal income tax purposes.

“Public REIT” shall mean (a) the Company or (b) any Person in the future whose securities are publicly traded and holds directly or indirectly substantially all of the ownership interests of the Partnership currently owned directly or indirectly by the Company.

“Public REIT Distribution Record Date” shall have the meaning set forth in Section 5.2(a) hereof.

“Recourse Liabilities” shall mean, as of the date of determination, the amount of indebtedness of the Partnership on that date other than Nonrecourse Liabilities and Partner Nonrecourse Debt.

“Regulations” shall mean the final, temporary or proposed Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Regulatory Allocations” shall have the meaning set forth in Exhibit B.

“REIT” shall mean a real estate investment trust as defined in Section 856 of the Code.

“REIT Entities” shall mean the Public REIT, GGP Real Estate Holding I, Inc., a Delaware corporation, and GGP Real Estate Holding II, Inc., a Delaware corporation.

“REIT Expenses” shall mean (i) costs and expenses relating to the formation and continuity of existence of the Public REIT and its subsidiaries (which subsidiaries shall, for purposes of this definition, be included within the definition of Public REIT), including taxes, fees and assessments associated therewith, any and all costs, expenses or fees payable to any director or trustee of the Public REIT or such subsidiaries, (ii) costs and expenses relating to any offer or registration of securities by the Public REIT and all statements, reports, fees and expenses incidental thereto, including underwriting discounts and selling commissions applicable to any such offer of securities, (iii) costs and expenses associated with the preparation and filing of any periodic reports by the Public REIT under federal, state or local laws or regulations, including filings with the SEC, (iv) costs and expenses associated with compliance by the Public REIT with laws, rules and regulations promulgated by any regulatory body, including the SEC, and (v) all other operating or administrative costs of the Public REIT incurred in the ordinary course of its business on behalf of the Partnership.

“REIT Loan” shall have the meaning set forth in Section 4.3(b) hereof.

“REIT Requirements” shall have the meaning set forth in Section 5.2(a) hereof.

“REIT Share” shall mean a share of Common Stock of the Public REIT.

“Required Funds” shall have the meaning set forth in Section 4.3(a) hereof.

“Rights” shall mean “Rights,” “Redemption Rights” or other similar rights as defined in the Rights Agreements.

“Rights Agreements” shall mean the Bucksbaum Rights Agreement and those certain Redemption Rights Agreements entered into before, on or after the date hereof by the Partnership, the General Partner and certain other Persons in connection with the issuance of Units to such other Persons, as the same may be amended from time to time.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 704 (c) Tax Items” shall have the meaning set forth in Exhibit B.

“Series B Preferred Units” shall mean the series of preferred units of the Partnership designated as 8.5% Series B Cumulative Convertible Preferred Units having such designations, preferences and other rights described in Schedule A.

“Series D Preferred Units” shall mean the series of preferred units of the Partnership designated as 6.5% Series D Cumulative Convertible Preferred Units having such designations, preferences and other rights described in Schedule B.

“Series E Preferred Units” shall mean the series of preferred units of the Partnership designated as 7% Series E Cumulative Convertible Preferred Units having such designations, preferences and other rights described in Schedule C.

“Series F Preferred Units” shall mean the series of preferred units of the Partnership designated as Series F Cumulative Preferred Units having such designations, preferences and other rights described in Schedule D.

“Series G Preferred Units” shall mean the series of preferred units of the Partnership designated as 6.375% Series G Cumulative Redeemable Preferred Units having such designations, preferences and other rights described in Schedule E.

“Series H Preferred Units” shall mean the series of preferred units of the Partnership designated as Series H Preferred Units having such designations, preferences and other rights described in Schedule F.

“Series I Preferred Units” shall mean the series of preferred units of the Partnership designated as Series I Preferred Units having such designations, preferences and other rights described in Schedule G.

“Series J Preferred Units” shall mean the series of preferred units of the Partnership designated as Series J Preferred Units having such designations, preferences and other rights described in Schedule I.

“Series K Preferred Units” shall mean the series of preferred units of the Partnership designated as Series K Preferred Units having such designations, preferences and other rights described in Schedule J.

“Series L Preferred Units” shall mean the series of preferred units of the Partnership designated as [___]% Series L Preferred Units having such designations, preferences and other rights described in Schedule K.

“Shopping Center Project” shall mean any shopping center, including construction and improvement activities undertaken with respect thereto and off-site improvements, on-site improvements, structures, buildings and/or related parking and other facilities.

“Stock Incentive Plan” shall mean the General Partner’s 1993 Stock Incentive Plan, as amended, 1998 Incentive Stock Plan, as amended, and 2003 Incentive Stock Plan, as amended.

“Stock Plans” shall mean the Stock Incentive Plan and the other option, stock purchase and/or dividend reinvestment plans of the Public REIT, General Partner or the Partnership that are in effect from time to time.

“Substituted Limited Partner” shall have the meaning set forth in Section 8.2 hereof.

“Tax Items” shall have the meaning set forth in Exhibit B.

“Trading Day” shall mean, with respect to a particular security, a day on which the principal National Securities Exchange on which such security is listed or admitted to trading is open for the transaction of business or, if such security is not listed or admitted to trading on any National Securities Exchange, shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or Executive Order to close.

“Units” shall mean the partnership units in the Partnership established and issued from time to time in accordance with the terms hereof, including without limitation Common Units, Preferred Units and LTIP Units. The number and designation of all Units held by each Partner is set forth opposite such Partner’s name on Exhibit A.

“Unvested LTIP Units” shall have the meaning set forth in Section 1.2 of Schedule H hereto.

“Vested LTIP Units” shall have the meaning set forth in Section 1.2 of Schedule H hereto.

“Vesting Agreement” shall have the meaning set forth in Section 1.2 of Schedule H hereto.

1.2 Exhibits, Etc.. References to an “Exhibit” or to a “Schedule ” are, unless otherwise specified, to one of the Exhibits or Schedule s attached to this Agreement, and references to an “Article” or a “Section” are, unless otherwise specified, to one of the Articles or Sections of this Agreement. Each Exhibit and Schedule attached hereto and referred to herein is hereby incorporated herein by reference.

ARTICLE II

Continuation

2.1 Continuation. The parties hereto do hereby continue the Partnership as a limited partnership pursuant to the provisions of the Act, and all other pertinent laws of the State of Delaware, for the purposes and upon the terms and conditions hereinafter set forth. The Partners agree that the rights and liabilities of the Partners shall be as provided in the Act except as otherwise herein expressly provided. The General Partner shall cause such notices, instruments, documents or certificates as may be required by applicable law or which may be necessary to enable the Partnership to conduct its business and to own its properties in the Partnership name to be filed or recorded in all appropriate public offices.

2.2 Name. The business of the Partnership shall continue to be conducted under the name of “GGP Operating Partnership, LP” or such other name as the General Partner may select and all transactions of the Partnership, to the extent permitted by applicable law, shall be carried on and completed in such name.

2.3 Character of the Business. The purpose of the Partnership shall be to acquire, hold, own, develop, construct, improve, maintain, operate, sell, lease, transfer, encumber, convey, exchange and otherwise dispose of or deal with Properties; to acquire, hold, own, develop, construct, improve, maintain, operate, sell, lease, transfer, encumber, convey, exchange and otherwise dispose of or deal with real and personal property of all kinds; to exercise all of the powers of a partner, member or other equity participant in Property Partnerships; to acquire, own, deal with and dispose of Property Partnership Interests; to undertake such other activities as may be necessary, advisable, desirable or convenient to the business of the Partnership, and to engage in such other ancillary activities as shall be necessary or desirable to effectuate the foregoing purposes. The Partnership shall have all powers necessary or desirable to accomplish the purposes enumerated. In connection with and without limiting the foregoing, but subject to all of the terms, covenants, conditions and limitations contained in this Agreement and any other agreement entered into by the Partnership, the Partnership shall have full power and authority, directly or through its interest in Property Partnerships, to enter into, perform and carry out contracts of any kind, to borrow money and to issue evidences of indebtedness, whether or not secured by mortgage, trust deed, pledge or other lien, and, directly or indirectly to acquire and construct additional Properties necessary or useful in connection with its business.

2.4 Location of the Principal Place of Business. The location of the principal place of business of the Partnership shall be at 110 North Wacker Drive, Chicago, Illinois 60606, or at such other location as shall be selected by the General Partner from time to time in its sole discretion.

2.5 Registered Agent and Registered Office. The Registered Agent of the Partnership shall be Prentice-Hall Corporation System, Inc. or such other Person as the General Partner may select in its sole discretion. The Registered Office of the Partnership shall be 32 Loockerman Square, Suite L-100, Dover, Delaware 19901 or such other location as the General Partner may select in its sole and absolute discretion.

ARTICLE III

Term

3.1 Commencement. The Partnership heretofore commenced business as a limited partnership upon the filing of the Certificate with the Secretary of State of the State of Delaware.

3.2 Dissolution. The Partnership shall continue until dissolved upon the occurrence of the earliest of the following events:

(a) The dissolution, termination, retirement or Bankruptcy of the General Partner unless the Partnership is continued as provided in Section 8.1 hereof; provided, however, none of the foregoing shall be deemed to have occurred on account of liquidation of the General Partner into one or more subsidiaries of the Public REIT or one of more subsidiaries thereof; and provided, further, that no event of dissolution shall have been deemed to occur by virtue of the Bankruptcy Cases;

(b) The election to dissolve the Partnership made in writing by the General Partner with the Consent of the Limited Partners;

(c) The sale or other disposition of all or substantially all the assets of the Partnership unless the General Partner elects to continue the Partnership business; or

(d) Dissolution required by operation of law.

ARTICLE IV

Contributions to Capital

4.1 General Partner Capital Contribution. The General Partner (or its predecessor in interest) has contributed to the Partnership as its Capital Contribution the cash and property reflected in the Partnership’s books and records as having been contributed by it. The gross fair market value of any property contributed by the General Partner to the Partnership (“Contributed Property”) after the date hereof, other than money, shall be the acquisition cost of such Contributed Property (the “Acquisition Cost”). The Acquisition Cost also shall include any costs and expenses incurred by the General Partner in connection with such acquisition or contribution; provided, however, that in the event the Acquisition Cost of Contributed Property is financed by any borrowings by the REIT Entities or Affiliate Entities, the Partnership shall assume any such obligations concurrently with the contribution of such property to the Partnership or, if impossible, shall obligate itself to the General Partner in an amount and on terms equal to such indebtedness, and the Acquisition Cost shall be reduced appropriately. If the General Partner contributes Contributed Property to the Partnership, the General Partner shall be deemed to have contributed to the Partnership as Contributed Funds pursuant to Section 4.3(a)(ii) hereof an amount equal to the Acquisition Cost of such Contributed Property.

4.2 Limited Partner Capital Contributions. Each Limited Partner has heretofore contributed, or is deemed to have contributed, as its Capital Contribution to the capital of the Partnership, the property reflected in the Partnership’s books and records as having been contributed by it.

4.3 Additional Funds

.

(a) If the General Partner determines that funds are required or desired for any proper Partnership purpose, including, without limitation, in order to contribute additional funds to Nimbus or GGP LP, in excess of the funds anticipated to be available (all of such funds, the “Required Funds”) and the General Partner is not able or does not deem it advisable to cause the Partnership to borrow such funds, then:

(i) the REIT Entities or the Affiliate Entities may enter into a Funding Loan to borrow all or any portion of the Required Funds; or

(ii) the REIT Entities or the Affiliate Entities may raise all or any portion of the Required Funds by undertaking any of the following:

(A) the Public REIT issues shares of its Common Stock;

(B) the Public REIT issues other securities (including debt securities other than notes issued in connection with a Funding Loan);

(C) the REIT Entities (other than the Public REIT) or Affiliate Entities issue new equity interests or securities (including debt securities other than notes issued in connection with a Funding Loan) to any Person not under the Control of, or not wholly owned, directly or indirectly, by, the Public REIT, provided that the Public REIT shall cause the other REIT Entities and the Affiliate Entities to restrict such issuances to equity interests or securities having substantially similar terms to the Series F Preferred Units; or

(D) the Public REIT, directly or indirectly, sells any previously issued equity interests or securities in the other REIT Entities or the Affiliate Entities.

(b) To the extent the REIT Entities or the Affiliate Entities borrow all or any portion of the Required Funds by entering into a Funding Loan pursuant to Section 4.3(a)(i), such borrowing entity shall, on the Funding Date, lend (the “REIT Loan”) to the Partnership the Funding Loan Proceeds on the same terms and conditions, including interest rate, repayment Schedule and costs and expenses, as shall be applicable with respect to or incurred in connection with the Funding Loan, or contribute such amounts as preferred equity on substantially identical economic terms.

(c) To the extent that the Required Funds are raised pursuant to Section 4.3(a)(ii), the General Partner shall, on the Funding Date, contribute to the Partnership, either directly or indirectly (i.e., through an Affiliate), as an additional Capital Contribution the amount of the Required Funds so raised (“Contributed Funds”). In the event the General Partner and/or an Affiliate of the General Partner advances Required Funds to the Partnership as Contributed Funds pursuant to this subparagraph (c), the Partnership shall assume and pay (or reflect on its books as additional Contributed Funds) the expenses (including any applicable underwriting discounts) incurred by the REIT Entities or the Affiliate Entities in connection with raising such Contributed Funds through a public offering of its securities or otherwise; provided that, to the extent such Required Funds are contributed to Nimbus and/or GGP LP, as applicable, shall assume and pay (or reflect on its books as additional contributions) such expenses.

(d) Effective on each Funding Date, and without the consent of any other Partner, the Partnership shall issue to the General Partner and/or an Affiliate of the General Partner, as applicable, with respect to Contributed Funds relating to:

(i) an issuance by the Public REIT of Common Stock, the number of additional Common Units equal to the product of (x) the number of shares of Common Stock issued by the Public REIT in connection with obtaining such Contributed Funds, and (y) the Conversion Factor;

(ii) an issuance by the Public REIT of other equity interests or securities (including debt securities other than notes issued in connection with a Funding Loan), Preferred Units with terms that are equivalent to the terms of such other equity interests or securities, which Preferred Units shall, in the case of an issuance of debt securities, include an adjustment factor to ensure equivalency with any debt securities issued upon refinancing of such obligations;

(iii) an issuance by the other REIT Entities or the Affiliate Entities of equity interests or securities (including debt securities other than notes issued in connection with a Funding Loan) to any Person not under the Control of, or not wholly owned, directly or indirectly, by, the Public REIT, the number of Series F Preferred Units equal to a fraction, the numerator of which shall be the liquidation value of such equity securities and the denominator of which shall be $1000; or

(iv) a sale, directly or indirectly, by the Public REIT of equity interests or securities in the other REIT Entities or the Affiliate Entities, the number of additional Common Units equal to (x) the Conversion Factor multiplied by (y) the quotient of (1) the sale price of such equity interests divided by (2) the Current Per Share Market Price in respect of such transaction.

The General Partner shall be authorized on behalf of each of the Partners to amend this Agreement to reflect the issuance of Units in accordance with Sections 4.3 and 4.4 in the event that the General Partner deems such amendment to be desirable.

4.4 Stock Plans. If at any time or from time to time options granted in connection with the Stock Incentive Plan or any other Stock Plans are exercised in accordance with the terms thereof or shares of Common Stock are otherwise issued pursuant to any of the Stock Plans:

(a) the Public REIT, General Partner and/or an Affiliate of the General Partner, as applicable, shall, as soon as practicable after such exercise, purchase or other issuance, contribute or cause to be contributed to the capital of the Partnership an amount equal to the exercise price or other purchase price paid to the Public REIT, General Partner and/or Affiliate of the General Partner, as applicable, by the exercising or purchasing party in connection with such exercise or issuance; and

(b) the Partnership shall issue to the General Partner and/or Affiliate of the General Partner, as applicable, with respect to any (i) exercise of options or purchase of shares of Common Stock pursuant to the Stock Plans, the number of additional Common Units equal to the product of (A) the number of shares of Common Stock issued by the Public REIT in connection with such exercise, purchase or issuance, multiplied by (B) the Conversion Factor; and (ii) exercise of options or purchase of shares of Class A Stock pursuant to the Stock Plans, the number of additional Series K Preferred Units equal to the number of shares of Class  A Stock issued by the Public REIT in connection with such exercise, purchase or issuance.

4.5 No Third Party Beneficiary. No creditor or other third party having dealings with the Partnership shall have the right to enforce the right or obligation of any Partner to make Capital Contributions or loans or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and assigns. None of the rights or obligations of the Partners herein set forth to make Capital Contributions or loans to the Partnership shall be deemed an asset of the Partnership for any purpose by any creditor or other third party, nor may such rights or obligations be sold, transferred or assigned by the Partnership or pledged or encumbered by the Partnership to, secure any debt or other obligation of the Partnership or of any of the Partners.

4.6 No Interest; No Return. No Partner shall be entitled to interest on its Capital Contribution or on such Partner’s Capital Account. Except as provided herein or by law, no Partner shall have any right to demand or receive the return of its Capital Contribution from the Partnership.

4.7 Preferred Units. The Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units, Series H Preferred Units, Series I Preferred Units, Series J Preferred Units, Series K Preferred Units and Series L Preferred Units have been established and have the rights, preferences, limitations and qualifications as are described in Schedule A, Schedule B, Schedule C, Schedule D, Schedule E, Schedule F, Schedule G, Schedule I, Schedule J and Schedule K, respectively, respectively, in addition to the applicable rights and preferences contained herein.

ARTICLE V

Allocations and Other Tax and Accounting Matters

5.1 Allocations. The Net Income, Net Loss and/or other Partnership items shall be allocated pursuant to the provisions of Exhibit B hereto.

5.2 Distributions With Respect to Common Units and LTIP Units.

(a) Subject to the terms of the Preferred Units and after giving effect to the same, the General Partner shall, from time to time as determined by the General Partner (but in any event not less frequently than quarterly), cause the Partnership to distribute all or a portion of the remaining Net Operating Cash Flow to the holders of Common Units, FV LTIP Units and AO LTIP Units on the relevant Partnership Record Date in such amounts as the General Partner shall determine; provided, however, that except as provided herein, all such distributions of Net Operating Cash Flow to the holders of Common Units shall be made pro rata in accordance with the Partners’ then Percentage Interests and all such distributions to the holders of FV LTIP Units and AO LTIP Units will be made in accordance with the provisions set forth below. Notwithstanding the foregoing, the General Partner shall cause the Partnership to (i) make a distribution to holders of Common Units (other than the General Partner and its Affiliates) as of any record date established by the Public REIT for any dividend by the Public REIT to the holders of Common Stock (the “Public REIT Distribution Record Date”) in an amount per Common Unit at least equal to the quotient obtained by dividing (A) the amount of such dividend per share of Common Stock payable by the Public REIT to such holders of Common Stock on such Public REIT Distribution Record Date by (B) the Conversion Factor, (ii) make a distribution to holders of FV LTIP Units as of any record date established by the Public REIT for any dividend by the Public REIT to the holders of Class A Stock (the “Public REIT Class A Stock Distribution Record Date”) in an amount per FV LTIP Unit at least equal to the product obtained by multiplying (A) the amount of such dividend per share of Class A Stock payable by the Public REIT to such holders of such Class A Stock on such Public REIT Class A Distribution Record Date by (B) the FV LTIP Conversion Factor (the “FV LTIP Distribution”) and (iii) make a distribution to holders of AO LTIP Units as of any Public REIT Class A Distribution Record Date in an amount per AO LTIP Unit at least equal to the product obtained by multiplying (A) the amount of such dividend per share of Class A Stock payable by the Public REIT to such holders of such Class A Stock on such Public REIT Class A Distribution Record Date by (B) the AO LTIP Adjustment Factor for such AO LTIP Unit multiplied by (C) the AO LTIP Fraction for such AO LTIP Unit (the “AO LTIP Distribution”). Any such distribution shall be paid no later than the date on which the corresponding dividend is paid by the Public REIT to the holders of Common Stock or Class A Stock, as applicable. If there is insufficient Net Operating Cash Flow to make an equal distribution to the General Partner and its Affiliates in respect of each of their Common Units, then the distributions to the General Partner and its Affiliates in respect of their Common Units shall be limited to such remaining Net Operating Cash Flow. Notwithstanding anything to the contrary contained herein, the General Partner shall use its best efforts to cause the Partnership to distribute sufficient amounts to enable the REIT Entities to pay shareholder dividends that will (i) satisfy the requirements for qualifying as a REIT under the Code and Regulations (“REIT Requirements”), and (ii) avoid any federal income or excise tax liability of the REIT Entities. Other than distributions made pursuant to Article VII hereof, following the Pre-Closing Distribution (i) the holders of FV LTIP Units will not be entitled to receive any distributions with respect to their FV LTIP Units other than the FV LTIP Distributions and (ii) the holders of AO LTIP Units will not be entitled to receive any distributions with respect to their AO LTIP Units other than the AO LTIP Distributions. For avoidance of doubt, the holders of AO LTIP Units will not be entitled to receive any portion of the Pre-Closing Distribution.

(b) In no event may a Limited Partner receive a distribution of Net Operating Cash Flow in respect of a Unit that such Partner has exchanged for Common Stock pursuant to a Rights Agreement on or prior to the relevant Partnership Record Date; rather, all such distributions shall be made to the General Partner. Upon the receipt by the General Partner of each Exercise Notice pursuant to which one or more Limited Partners exercise Rights in accordance with the provisions of the Bucksbaum Rights Agreement, the General Partner shall, unless the Public REIT is required or elects only to issue Common Stock to such exercising Limited Partners, cause the Partnership to distribute to the Partners, pro rata in accordance with their Percentage Interests on the date of delivery of such Exercise Notice, all (or such lesser portion as the General Partner shall reasonably determine to be prudent under the circumstances) of Net Operating Cash Flow, which distribution shall be made prior to the closing of the purchase and sale of the Offered Units specified in such Exercise Notice.

5.3 Books of Account. At all times during the continuance of the Partnership, the General Partner shall maintain or cause to be maintained full, true, complete and correct books of account in accordance with generally accepted accounting principles wherein shall be entered particulars of all monies, goods or effects belonging to or owing to or by the Partnership, or paid, received, sold or purchased in the course of the Partnership’s business, and all of such other transactions, matters and things relating to the business of the Partnership as are usually entered in books of account kept by persons engaged in a business of a like kind and character. In addition, the Partnership shall keep all records as required to be kept pursuant to the Act. The books and records of account shall be kept at the principal office of the Partnership, and each Partner shall at all reasonable times have access to such books and records and the right to inspect the same.

5.4 Reports. The Public REIT shall cause to be submitted to the Limited Partners, promptly upon receipt of the same from the Accountants and in no event later than April 1 of each year, copies of Audited Financial Statements prepared on a consolidated basis for the Public REIT and the Partnership together with their consolidated subsidiaries, together with the reports thereon, and all supplementary schedules and information, prepared by the Accountants. The Public REIT shall also cause to be prepared such reports and/or information as are necessary for the REIT Entities to determine their qualification as a REIT and their compliance with REIT Requirements.

5.5 Audits. Not less frequently than annually, the books and records of the Partnership shall be audited by the Accountants. The General Partner shall, unless determined otherwise by the General Partner, engage the Accountants to audit the books and records of the Property Partnerships.

5.6 Tax Elections and Returns.

(a) All elections required or permitted to be made by the Partnership under any applicable tax law shall be made by the General Partner in its sole discretion, including without limitation an election on behalf of the Partnership pursuant to Section 754 of the Code to adjust the basis of the Partnership property in the case of transfers of Units, and the General Partner shall not be required to make any such election.

(b) The General Partner shall cause the Accountants to prepare and file all state and federal tax returns on a timely basis. The General Partner shall be responsible for preparing and filing all federal and state tax returns for the Partnership and furnishing copies thereof to the Partners, together with required Partnership schedules showing allocations of tax items and copies of the tax returns of all Property Partnerships, all within the period of time prescribed by law or by the provisions hereof.

5.7 Tax Matters Partner. The General Partner is hereby designated as the Tax Matters Partner within the meaning of Section 6231(a)(7) of the Code for the Partnership; provided, however, in exercising its authority as Tax Matters Partner it shall be limited by the provisions of this Agreement affecting tax aspects of the Partnership.

5.8 Withholding. Each Partner hereby authorizes the Partnership to withhold or pay on behalf of or with respect to such Partner any amount of federal, state, local or foreign taxes that the General Partner determines the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Partner pursuant to this Agreement, including without limitation any taxes required to be withheld or paid by the Partnership pursuant to Sections 1441, 1442, 1445 or 1446 of the Code. To the extent any withholding payment is made from funds withheld upon a distribution, the amount of such withholding payment will be treated as distributed to such Partners for all purposes of this Agreement. Any amount paid on behalf of or with respect to a partner, with respect to any distribution to a Partner on which the Partnership did not withhold or with respect to any Partner’s allocable share of income of the Partnership, shall constitute a loan by the Partnership to such Partner, which loan shall be due within fifteen (15) days after repayment is demanded of such Partner and shall be repaid through withholding of subsequent distributions to such Partner. Nothing in this Section 5.8 shall create any obligation on the General Partner to advance funds to the Partnership or to borrow funds in order to make payments on account of any liability of the Partnership under a withholding tax act. Any amounts payable by a Limited Partner hereunder shall bear interest at the lesser of (a) the Prime Rate and (b) the maximum lawful rate of interest on such obligation, such interest to accrue from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full. To the extent the payment or accrual of withholding tax results in a federal, state or local tax credit to the Partnership, such credit shall be allocated to the Partner to whose distribution the tax is attributable.

5.9 Distributions with Respect to Preferred Units.

(a) The holders of Series B Preferred Units are entitled to quarterly, cumulative partnership distributions when, if and as declared, in an amount equal to the greater of (i) $1.0625 per Series B Preferred Unit and (ii) the amount of regular quarterly cash distributions upon the number of Common Units into which such Series B Preferred Unit is then convertible, as more particularly described in Schedule A.

(b) The holders of Series D Preferred Units are entitled to quarterly, cumulative partnership distributions when, if and as declared, in an amount equal to the greater of (i) $0.8125 per Series D Preferred Unit and (ii) the amount of regular quarterly cash distributions upon the number of Common Units into which such Series D Preferred Unit is then convertible, as more particularly described in Schedule B.

(c) The holders of Series E Preferred Units are entitled to quarterly, cumulative partnership distributions when, if and as declared, in an amount equal to the greater of (i) $0.875 per Series E Preferred Unit and (ii) the amount of regular quarterly cash distributions upon the number of Common Units into which such Series E Preferred Unit is then convertible, as more particularly described in Schedule C.

(d) The holders of Series F Preferred Units are entitled to quarterly, cumulative partnership distributions when, if and as declared, in an amount equal to $25 per Series F Preferred Unit, as more particularly described in Schedule D.

(e) The holders of Series G Preferred Units are entitled to quarterly, cumulative partnership distributions when, if and as declared, in an amount equal to $0.3984375 per Series E Preferred Unit, as more particularly described in Schedule E.

(f) The holders of Series H Preferred Units are entitled to monthly, cumulative partnership distributions when, if and as declared, in an amount calculated at the applicable per annum rate applied to the $1,000 liquidation preference per Series H Preferred Unit, as more particularly described in Schedule F.

(g) The holders of Series I Preferred Units are entitled to monthly, cumulative partnership distributions when, if and as declared, in an amount calculated at the applicable per annum rate applied to the $1,000 liquidation preference per Series I Preferred Unit, as more particularly described in Schedule G.

(h) The holders of Series J Preferred Units are entitled to monthly, cumulative partnership distributions when, if and as declared, in an amount calculated at the applicable per annum rate applied to the $1,000 liquidation preference per Series J Preferred Unit, as more particularly described in Schedule I.

(i) The holders of Series K Preferred Units are entitled to quarterly, cumulative partnership distributions when, if and as declared, as more particularly described in Schedule J.

(j) The holders of Series L Preferred Units are entitled to quarterly, cumulative partnership distributions when, if and as declared, in an amount equal to $[    ] per Series L Preferred Unit, as more particularly described in Schedule K.

5.10 Redemption of Common Units. In the event that Nimbus or GGP LP distributes shares of Common Stock to the holders of its common units (or effectuates a pro rata redemption of its common units in exchange for shares of Common Stock) and a portion of such shares are directly or indirectly received by the Public REIT and thereby canceled, then the General Partner shall have the right, without the consent of any other Partners, to cause the Partnership to redeem Common Units from all holders on a pro rata basis in exchange for any or all shares of Common Stock that the Partnership receives in such distribution. The redemption price paid by the Partnership shall be a number of shares of Common Stock equal to the quotient of (A) the number of Common Units redeemed divided by (B) the Conversion Factor. Any such redemption shall be pro rata from all holders of Common Units based on the number of Common Units held by each holder, provided that the General Partner may make such adjustments as are necessary in order to avoid being required to transfer fractions of a share of Common Stock in connection with any such redemption.

ARTICLE VI

Rights, Duties and Restrictions of the General Partner

6.1 Expenditures by Partnership. The General Partner is hereby authorized to pay compensation for accounting, administrative, legal, technical, management and other services rendered to the Partnership. All of the aforesaid expenditures shall be made on behalf of the Partnership and the General Partner shall be entitled to reimbursement by the Partnership for any expenditures incurred by it on behalf of the Partnership which shall be made other than out of the funds of the Partnership. The General Partner and the Public REIT agree to cause the Property Partnerships to reimburse the Partnership for all such expenditures and to assume, and pay when due, all Administrative Expenses.

6.2 Powers and Duties of General Partner. The General Partner shall be responsible for the management of the Partnership’s business and affairs. Except as otherwise herein expressly provided, the General Partner shall have, and is hereby granted, full and complete power, authority and discretion to take such action for and on behalf of the Partnership and in its name as the General Partner shall, in its sole and absolute discretion, deem necessary or appropriate to carry out the purposes for which the Partnership was organized. Except as otherwise expressly provided herein, the General Partner shall have the right, power and authority:

(a) To manage, control, invest, reinvest, acquire by purchase, lease or otherwise, sell, contract to purchase or sell, grant, obtain, or exercise options to purchase, options to sell or conversion rights, assign, transfer, convey, deliver, endorse, exchange, pledge, mortgage, abandon, improve, repair, maintain, insure, lease for any term and otherwise deal with any and all property of whatsoever kind and nature, and wheresoever situated, in furtherance of the purposes of the Partnership;

(b) To acquire, directly or indirectly, interests in real estate of any kind and of any type, and any and all kinds of interests therein, and to determine the manner in which title thereto is to be held; to manage, insure against loss, protect and subdivide any of the real estate interests therein or parts thereof; to improve, develop or redevelop any such real estate; to participate in the ownership and development of any property; to dedicate for public use, to vacate any subdivisions or parts thereof, to resubdivide, to contract to sell, to grant options to purchase or lease, to sell on any terms; to convey, to mortgage, pledge or otherwise encumber said property, or any part thereof; to lease said property or any part thereof from time to time, upon any terms and for any period of time, and to renew or extend leases, to amend, change or modify the terms and provisions of any leases and to grant options to lease and options to renew leases and options to purchase; to partition or to exchange said real property, or any part thereof, for other real or personal property; to grant easements or charges of any kind; to release, convey or assign any right, title or interest in or about or easement appurtenant to said property or any part thereof; to construct and reconstruct, remodel, alter, repair, add to or take from buildings on said premises; to insure any Person having an interest in or responsibility for the care, management or repair of such property; to direct the trustee of any land trust to mortgage, lease, convey or contract to convey the real estate held in such land trust or to execute and deliver deeds, mortgages, notes and any and all documents pertaining to the property subject to such land trust or in any matter regarding such trust; to execute assignments of all or any part of the beneficial interest in such land trust;

(c) To employ, engage or contract with or dismiss from employment or engagement Persons to the extent deemed necessary by the General Partner for the operation and management of the Partnership business, including but not limited to, the engagement of the Property Manager pursuant to the Management Agreements and the employment or engagement of other contractors, subcontractors, engineers, architects, surveyors, mechanics, consultants, accountants, attorneys, insurance brokers, real estate brokers and others;

(d) To enter into contracts on behalf of the Partnership;

(e) To borrow money, procure loans and advances from any Person for Partnership purposes, and to apply for and secure, from any Person, credit or accommodations; to contract liabilities and obligations, direct or contingent and of every kind and nature with or without security; and to repay, discharge, settle, adjust, compromise or liquidate any such loan, advance, credit, obligation or liability;

(f) To pledge, hypothecate, mortgage, assign, deposit, deliver, enter into sale and leaseback arrangements or otherwise give as security or as additional or substitute security, or for sale or other disposition any and all Partnership property, tangible or intangible, including, but not limited to, real estate and beneficial interests in land trusts, and to make substitutions thereof, and to receive any proceeds thereof upon the release or surrender thereof; to sign, execute and deliver any and all assignments, deeds and other contracts and instruments in writing; to authorize, give, make, procure, accept and receive moneys, payments, property, notices, demands, vouchers, receipts, releases, compromises and adjustments; to waive notices, demands, protests and authorize and execute waivers of every kind and nature; to enter into, make, execute, deliver and receive written agreements, undertakings and instruments of every kind and nature; to give oral instructions and make oral agreements; and generally to do any and all other acts and things incidental to any of the foregoing or with reference, to any dealings or transactions which any attorney may deem necessary, proper or advisable;

(g) To acquire and enter into any contract of insurance which the General Partner deems necessary or appropriate for the protection of the Partnership, for the conservation of the Partnership’s assets or for any purpose convenient or beneficial to the Partnership;

(h) To conduct any and all banking transactions on behalf of the Partnership; to adjust and settle checking, savings and other accounts with such institutions as the General Partner shall deem appropriate; to draw, sign, execute, accept, endorse, guarantee, deliver, receive and pay any checks, drafts, bills of exchange, acceptances, notes, obligations, undertakings and other instruments for or relating to the payment of money in, into or from any account in the Partnership’s name; to execute, procure, consent to and authorize extensions and renewals of the same; to make deposits and withdraw the same and to negotiate or discount commercial paper, acceptances, negotiable instruments, bills of exchange and dollar drafts;

(i) To demand, sue for, receive and otherwise take steps to collect or recover all debts, rents, proceeds, interests, dividends, goods, chattels, income from property, damages and all other property, to which the Partnership may be entitled or which are or may become due the Partnership from any Person; to commence, prosecute or enforce, or to defend, answer or oppose, contest and abandon all legal proceedings in which the Partnership is or may hereafter be interested; and to settle, compromise or submit to arbitration any accounts, debts, claims, disputes and matters which may arise between the Partnership and any other Person and to grant an extension of time for the payment or satisfaction thereof on any terms, with or without security;

(j) To make arrangements for financing, including the taking of all action deemed necessary or appropriate by the General Partner to cause any approved loans to be closed;

(k) To take all reasonable measures necessary to insure compliance by the Partnership with applicable arrangements, and other contractual obligations and arrangements entered into by the Partnership from time to time in accordance with the provisions of this Agreement, including periodic reports as required to lenders and using all due diligence to insure that the Partnership is in compliance with its contractual obligations;

(l) To maintain the Partnership’s books and records; and

(m) To prepare and deliver, or cause to be prepared and delivered by the Partnership’s Accountants, all financial and other reports with respect to the operations of the Partnership, and preparation and filing of all federal and state tax returns and reports.

Except as otherwise provided herein, to the extent the duties of the General Partner require expenditures of funds to be paid to third parties, the General Partner shall not have any obligations hereunder except to the extent that Partnership funds are reasonably available to it for the performance of such duties, and nothing herein contained shall be deemed to authorize or require the General Partner, in its capacity as such, to expend its individual funds for payment to third parties or to undertake any individual liability or obligation on behalf of the Partnership.

6.3 [Intentionally Omitted].

.

6.4 [Intentionally Omitted].

.

6.5 Public REIT Participation. The Public REIT agrees that all business activities of the Public REIT, the Affiliate Entities and the other REIT Entities, including activities pertaining to the acquisition, development and ownership of Properties, shall be conducted through the Partnership, Nimbus or GGP LP (other than the Public REIT’s, Affiliate Entities’ or the other REIT Entities’ direct or indirect interest of not more than one percent (1%) in Property Partnerships not owned through the Partnership). Without the Consent of the Limited Partners, the Public REIT shall not, directly or indirectly, and shall cause the Affiliate Entities and/or the other REIT Entities not to directly or indirectly, participate in or otherwise acquire any interest in any real or personal property unless the Partnership, Nimbus and/or GGP LP participate in, or otherwise acquire an interest in, such real or personal property at least to the extent of 99 times such proposed participation by the Public REIT, the Affiliate Entities and/or the other REIT Entities, as applicable. The Public REIT agrees and agrees on behalf of the Affiliate Entities and the other REIT Entities that all borrowings for the purpose of making distributions to its stockholders will be incurred by the Partnership or the Property Partnerships and the proceeds of such indebtedness will be included as Net Financing Proceeds hereunder.

6.6 Proscriptions. The General Partner shall not have the authority to:

(a) Do any act in contravention of this Agreement or which would make it impossible to carry on the ordinary business of the Partnership;

(b) Possess any Partnership property or assign rights in specific Partnership property for other than Partnership purposes; or

(c) Do any act in contravention of applicable law.

Nothing herein contained shall impose any obligation on any Person or firm doing business with the Partnership to inquire as to whether or not the General Partner has properly exercised its authority in executing any contract, lease, mortgage, deed or other instrument or document on behalf of the Partnership, and any such third Person shall be fully protected in relying upon such authority.

6.7 Additional Partners. Additional Partners may be admitted to the Partnership only as provided in Section 8.3 hereof.

6.8 Title Holder. To the extent allowable under applicable law, title to all or any part of the properties of the Partnership may be held in the name of the Partnership or any other individual, corporation, partnership, trust or otherwise, the beneficial interest in which shall at all times be vested in the Partnership. Any such title holder shall perform any and all of its respective functions to the extent and upon such terms and conditions as may be determined from time to time by the General Partner.

6.9 Compensation of the General Partner. The General Partner shall not be entitled to any compensation for services rendered to the Partnership solely in its capacity as General Partner except with respect to reimbursement for those costs and expenses constituting Administrative Expenses.

6.10 Waiver and Indemnification.

(a) Neither the General Partner nor any Person acting on its behalf pursuant hereto, shall be liable, responsible or accountable in damages or otherwise to the Partnership or to any Partner for any acts or omissions performed or omitted to be performed by them within the scope of the authority conferred upon the General Partner by this Agreement and the Act, provided that the General Partner’s or such other Person’s conduct or omission to act was taken in good faith and in the belief that such conduct or omission was in the best interests of the Partnership and, provided further, that the General Partner or such other Person shall not be guilty of fraud, misconduct or gross negligence. The Partnership shall, and hereby does, indemnify and hold harmless the General Partner and its Affiliates and any individual acting on their behalf from any loss, damage, claim or liability, including, but not limited to, reasonable attorneys’ fees and expenses, incurred by them by reason of any act performed by them in accordance with the standards set forth above or in enforcing the provisions of this indemnity; provided, however, no Partner shall have any personal liability with respect to the foregoing indemnification, any such indemnification to be satisfied solely out of the assets of the Partnership.

(b) Any Person entitled to indemnification under this Agreement shall be entitled to receive, upon application therefor, advances to cover the costs of defending any proceeding against such Person; provided, however, that such advances shall be repaid to the Partnership, without interest, if such Person is found by a court of competent jurisdiction upon entry of a final judgment not be entitled to such indemnification, all rights of the indemnitee hereunder shall survive the dissolution of the Partnership; provided, however, that a claim for indemnification under this Agreement must be made by or on behalf of the Person seeking indemnification prior to the time the Partnership is liquidated hereunder. The indemnification rights contained in this Agreement shall be cumulative of, and in addition to, any and all rights, remedies and recourse to which the person seeking indemnification shall be entitled, whether at law or at equity. Indemnification pursuant to this Agreement shall be made solely and entirely from the assets of the Partnership and no Partner shall be liable therefor.

6.11 [Intentionally Omitted]

6.12 Operation in Accordance with REIT Requirements. The Partners acknowledge and agree that the Partnership shall be operated in a manner that will enable the REIT Entities to (a) satisfy the REIT Requirements and (b) avoid the imposition of any federal income or excise tax liability. The Partnership shall avoid taking any action, or permitting any Property Partnership to take any action, which would result in the REIT Entities ceasing to satisfy the REIT Requirements or would result in the imposition of any federal income or excise tax liability on the REIT Entities. The determination as to whether the Partnership has operated in the manner prescribed in this Section 6.12 shall be made without regard to any action or inaction of the General Partner with respect to distributions and the timing thereof.

ARTICLE VII

Dissolution, Liquidation and Winding-Up

7.1 Accounting. In the event of the dissolution, liquidation and winding-up of the Partnership, a proper accounting (which shall be certified) shall be made of the Capital Account of each Partner and of the Net Income or Net Losses of the Partnership from the date of the last previous accounting to the date of dissolution. Financial statements presenting such accounting shall include a report of a certified public accountant selected by the Liquidating Trustee.

7.2 Distribution on Dissolution. In the event of the dissolution and liquidation of the Partnership for any reason, the assets of the Partnership shall be liquidated for distribution in the following rank and order:

(a) Payment of creditors of the Partnership (other than Partners) in the order of priority as provided by law;

(b) Establishment of reserves as provided by the General Partner to provide for contingent liabilities, if any;

(c) Payment of debts of the Partnership to any Partner, in the order of priority provided by law;

(d) Payment to the holders of Preferred Units in accordance with the terms thereof (as referenced in Section 7.8 hereof); and

(e) To the Partners holding LTIP Units, in proportion to the amounts such Partners would have received if they were converted into Series K Preferred Units and to the Partners holding Common Units in proportion to the Common Units held by each such Partner.

Whenever the Liquidating Trustee reasonably determines that any reserves established pursuant to paragraph (b) above are in excess of the reasonable requirements of the Partnership, the amount determined to be excess shall be distributed to the Partners in accordance with the above provisions.

7.3 Timing Requirements. In the event that the Partnership is “liquidated” within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, any and all distributions to the Partners pursuant to Sections 7.2(d) and 7.2(e) hereof shall be made no later than the later to occur of (i) the last day of the taxable year of the Partnership in which such liquidation occurs or (ii) ninety (90) days after the date of such liquidation.

7.4 Sale of Partnership Assets. In the event of the liquidation of the Partnership in accordance with the terms of this Agreement, the Liquidating Trustee may sell Partnership or Property Partnership property if the Liquidating Trustee has in good faith solicited bids from unrelated third parties and obtained independent appraisals before making any such sale; provided, however, all sales, leases, encumbrances or transfers of Partnership assets shall be made by the Liquidating Trustee solely on an “arm’s-length” basis, at the best price and on the best terms and conditions as the Liquidating Trustee in good faith believes are reasonably available at the time and under the circumstances and on a non-recourse basis to the Limited Partners. The liquidation of the Partnership shall not be deemed finally terminated until the Partnership shall have received cash payments in full with respect to obligations such as notes, installment sale contracts or other similar receivables received by the Partnership in connection with the sale of Partnership assets and all obligations of the Partnership have been satisfied or assumed by the General Partner. The Liquidating Trustee shall continue to act to enforce all of the rights of the Partnership pursuant to any such obligations until paid in full.

7.5 Distributions in Kind. In the event that it becomes necessary to make a distribution of Partnership property in kind, the General Partner may, with the Consent of the Limited Partners, transfer and convey such property to the distributees as tenants in common, subject to any liabilities attached thereto, so as to vest in them undivided interests in the whole of such property in proportion to their respective rights to share in the proceeds of the sale of such property (other than as a creditor) in accordance with the provisions of Section 7.2 hereof. Notwithstanding the foregoing, the Partnership may make distributions with respect to Common Units or LTIP Units in the form of Common Stock and/or Common Units without the Consent of the Limited Partners.

7.6 Documentation of Liquidation. Upon the completion of the dissolution and liquidation of the Partnership, the Partnership shall terminate and the Liquidating Trustee shall have the authority to execute and record any and all documents or instruments required to effect the dissolution, liquidation and termination of the partnership.

7.7 Liability of the Liquidating Trustee. The Liquidating Trustee shall be indemnified and held harmless by the Partnership from and against any and all claims, demands, liabilities, costs, damages and causes of action of any nature whatsoever arising out of or incidental to the Liquidating Trustee’s taking of any action authorized under or within the scope of this Agreement; provided, however, that the Liquidating Trustee shall not be entitled to indemnification, and shall not be held harmless, where the claim, demand, liability, cost, damage or cause of action at issue arose out of:

(a) A matter entirely unrelated to the Liquidating Trustee’s action or conduct pursuant to the provisions of this Agreement; or

(b) The proven misconduct or negligence of the Liquidating Trustee.

7.8 Liquidation Preference of Preferred Units. With respect to liquidation of the Partnership:

(a) The holders of Series B Preferred Units shall have the rights and preferences described in Schedule A.

(b) The holders of Series D Preferred Units shall have the rights and preferences described in Schedule B.

(c) The holders of Series E Preferred Units shall have the rights and preferences described in Schedule C.

(d) The holders of Series F Preferred Units shall have the rights and preferences described in Schedule D.

(e) The holders of Series G Preferred Units shall have the rights and preferences described in Schedule E.

(f) The holders of Series H Preferred Units shall have the rights and preferences described in Schedule F.

(g) The holders of Series I Preferred Units shall have the rights and preferences described in Schedule G

(h) The holders of Series J Preferred Units shall have the rights and preferences described in Schedule I.

(i) The holders of Series K Preferred Units shall have the rights and preferences described in Schedule J

(j) The holders of Series L Preferred Units shall have the rights and preferences described in Schedule K.

7.9 Negative Capital Accounts.

(a) Except as provided in the next sentence and Section 7.9(b), no Partner shall be liable to the Partnership or to any other partner for any deficit or negative balance which may exist in its Capital Account. Upon liquidation of any Obligated Partner’s interest in the Partnership, whether pursuant to a liquidation of the Partnership or by means of a distribution to the Obligated Partner by the Partnership, if such Obligated Partner has a deficit balance in its Capital Account, after giving effect to all contributions, distributions, allocations and adjustments to Capital Accounts for all periods, each such Obligated Partner shall contribute to the capital of the Partnership an amount equal to its respective deficit balance. Each Obligated Partner having such an obligation to restore a deficit Capital Account shall satisfy such obligation by the end of the fiscal year of liquidation (or, if later, within ninety (90) days following the liquidation and dissolution of the Partnership) or distribution to such Obligated Partner, as the case may be. Any such contribution by an Obligated Partner shall be used to make payments to creditors of the Partnership and such Obligated Partners (i) shall not be subrogated to the rights of any such creditor against the General Partner, the Partnership, another Partner or any Person related thereto, and (ii) hereby waive any right to reimbursement, contribution or similar right to which such Obligated Partners might otherwise be entitled as a result of the performance of their obligations under this Agreement.

(b) Notwithstanding any other provision of this Agreement, an Obligated Partner other than Koury Corporation shall cease to be an Obligated Partner upon the earlier of (i) nine months after the death of such Obligated Partner or (ii) six months after (A) any date after the third anniversary date of the date of the Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of GGP Limited Partnership dated as of April 1, 1998, which is selected by the Obligated Partner as the date upon which such Obligated Partner’s obligation hereunder shall terminate (and for which notice of such date shall be given at least 60 days prior to such selected date) or (B) an exchange of all of such Obligated Partner’s remaining Units for shares of Common Stock or preferred stock of the Public REIT (pursuant to a Rights Agreement) or in an otherwise taxable sale or exchange of all of such Obligated Partner’s Units provided that at the time of or during such six-month period following such event set forth in (ii)(A) or (B), there has not been: (X) an entry of decree or order for relief in respect of the Partnership by a court having jurisdiction over a substantial part of the Partnership’s assets, or the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar Official) of the Partnership or of any substantial part of its property, ordering the winding up or liquidation of the Partnership’s affairs, in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law; or (Y) the commencement against the Partnership of an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law; or (Z) the commencement by the Partnership of a voluntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or the consent by it to the entry of an order for relief in an involuntary case under any such law or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Partnership or of any substantial part of its property, or the making by it of a general assignment for the benefit of creditors, or the failure of the Partnership generally to pay its debts as such debts become due or the taking of any action in furtherance of any of the foregoing. Following the passage of the six-month period after the event set forth in clause (ii)(A) or (B) of this paragraph, an Obligated Partner shall cease to be an Obligated Partner at the first time, if any, that all of the conditions set forth in (X) through (Z) above are no longer in existence.

(c) Notwithstanding any other provision of this Agreement, Koury Corporation shall cease to be an Obligated Partner immediately upon the earlier of (i) any date which is selected by Koury Corporation as the date upon which its status as an Obligated Partner hereunder shall terminate (and for which notice of such selected date shall be given at least 60 days prior to such selected date, but only if such selected date is not earlier than the first anniversary date of the last day of the Partnership’s most recent completed tax year in which Koury Corporation’s Protected Amount increased), (ii) an exchange of all of Koury Corporation’s remaining Units for shares of Common Stock of the Public REIT (pursuant to a Rights Agreement) or in an otherwise taxable sale, or exchange of all of such Obligated Partner’s Units; or (iii) the Partnership’s termination, for a Partnership purposes, of Koury Corporation’s status as an Obligated Partner on any date that follows March 5, 2017.

ARTICLE VIII

Transfer of Units

8.1 General Partner Transfer. The General Partner shall not withdraw from the Partnership and shall not sell, assign, pledge, encumber or otherwise dispose of all or any portion of its Units,

either to a new General Partner or a Limited Partner, except by operation of law, without the Consent of the Limited Partners. Upon any transfer of Units to a new General Partner in accordance with the provisions of this Section 8.1, the transferee General Partner shall become vested with the powers and rights of the transferor General Partner, and shall be liable for all obligations and responsible for all duties of the General Partner, once such transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of this Agreement with respect to the Units so acquired. It is a condition to any transfer of Units to a new General Partner otherwise permitted hereunder that the transferee assumes by operation of law or express agreement all of the obligations of the transferor General Partner under this Agreement with respect to such transferred Units and no such transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor General Partner are assumed by a successor corporation by operation of law) shall relieve the transferor General Partner of its obligations under this Agreement without the Consent of the Limited Partners, in their reasonable discretion. In the event the General Partner withdraws from the Partnership in violation of this Agreement or otherwise, or dissolves or terminates or upon the Bankruptcy of the General Partner, a Majority-in-Interest of the Limited Partners may elect to continue the Partnership business by selecting a substitute general partner. Notwithstanding the foregoing, the General Partner shall be permitted at any time, and from time to time, to transfer its Units to the Public REIT or one or more subsidiaries thereof without the Consent of the Limited Partners; provided, however, that such transfer shall not materially change the proportionate direct or indirect ownership in the Partnership by the Public REIT; provided further, such new General Partner shall be under the Control of the Public REIT.

8.2 Transfers by Limited Partners. Each Limited Partner shall, subject to the provisions of this Section 8.2 and Section 8.4 hereof, have the right to transfer all or a portion of its Units to any Person, whether or not in connection with the exercise of the Rights. It is a condition to any transfer otherwise permitted hereunder that the transferee assumes by operation of law or express agreement all of the obligations of the transferor Limited Partner under this Agreement with respect to such transferred Units and no such transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor Partner are assumed by a successor corporation by operation of law) shall relieve the transferor Partner of its obligations under this Agreement without the approval of the General Partner in its reasonable discretion. Upon such transfer, the transferee shall be admitted as a substituted limited partner as such term is defined in the Act (the “Substituted Limited Partner”) and shall succeed to all of the rights of the transferor Limited Partner under this Agreement in the place and stead of such transferor Limited Partner; provided, however, that notwithstanding the foregoing, any transferee of any transferred Units, to the extent such transferee is entitled to exercise Rights under the Rights Agreement, shall be subject to any and all ownership limitations contained in the Charter which may limit or restrict such transferee’s ability to exercise the Rights. Any transferee, whether or not admitted as a Substituted Limited Partner, shall take subject to the obligations of the transferor hereunder. Unless admitted as a Substituted Limited Partner, no transferee, whether by a voluntary transfer, by operation of law or otherwise, shall have rights hereunder, other than to receive such portion of the distributions made by the Partnership as are allocable to the Units transferred.

8.3 Issuance of Additional Common Units. At any time without the consent of any Partner, but subject to the provisions of Section 8.4 hereof, the General Partner may, upon its determination that the issuance of additional Units (“Additional Units”) is in the best interests of the Partnership, cause the Partnership to issue Additional Units to and admit as a Limited Partner in the Partnership, any Person (the “Additional Partner”) in exchange for such consideration as the General Partner deems appropriate, including, without limitation, the contribution by such Person of cash and/or property desirable to further the purposes of the Partnership under Section 2.3 hereof or past or future services rendered by such Person to or for the benefit of the Partnership. The General Partner may admit an Additional Partner to the Partnership upon such terms as it deems appropriate. The General Partner shall be authorized on behalf of each of the Partners to amend this Agreement to reflect the admission of any Additional Partner in accordance with the provisions of this Section 8.3 in the event that the General Partner deems such amendment to be desirable, and the General Partner promptly shall deliver a copy of such amendment to each Limited Partner. Notwithstanding anything contained herein to the contrary, an Additional Partner that acquires Additional Units pursuant to this Section 8.3 shall not acquire any interest in and may not exercise or otherwise participate in any Rights pursuant to the Rights Agreements unless they are expressly granted such rights.

8.4 Restrictions on Transfer. In addition to any other restrictions on transfer herein contained, in no event may any transfer or assignment of Units by any Partner be made (i) to any Person who lacks the legal right, power or capacity to own Units; (ii) in violation of any provision of any mortgage or trust deed (or the note or bond secured thereby) constituting a Lien against a Property or any part thereof, or other instrument, document or agreement to which the Partnership or any Property Partnership is a party or otherwise bound; (iii) in violation of applicable law; (iv) of any component portion of a Unit, such as the Capital Account, or rights to Net Operating Cash Flow, separate and apart from all other components of such Unit (other than such assignments of the right to receive distributions as the General Partner shall approve in writing which approval the General Partner may withhold in its sole discretion); (v) in the event such transfer would cause the REIT Entities to cease to comply with the REIT Requirements; (vi) if such transfer would, in the opinion of counsel to the Partnership, cause the Partnership to cease to be classified as a partnership for federal income tax purposes; (vii) if such transfer would, in the opinion of counsel to the Partnership, cause any assets of the Partnership to constitute assets of a benefit plan investor pursuant to 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974, as amended or (viii) if such transfer is effectuated through an “established securities market” or “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code or such transfer causes the Partnership to become a “publicly traded partnership” as such term is defined in Section 7704(b) of the Code. Notwithstanding anything in this Agreement to the contrary:

(a) no Limited Partner admitted to the Partnership after June 29, 1998 may sell, assign or otherwise transfer its Units or other interest in the Partnership or any portion thereof to any Foreign Owner (and no interest in such Limited Partner or any Person that directly or indirectly owns an interest in such Limited Partner may be transferred if such Limited Partner shall become a Foreign Owner as the result of such transfer) without the prior written consent of the General Partner (which consent may be given or withheld in the sole discretion of the General Partner); and

(b) no other Limited Partner may sell, assign or otherwise transfer its Units or other interest in the Partnership or any portion thereof to any Foreign Owner (and no interest in such Limited Partner or any Person that directly or indirectly owns an interest in such Limited Partner may be transferred if such Limited Partner shall become a Foreign Owner as the result of such transfer) without providing written notice of the same to the General Partner. Any such written notice shall be received by the General Partner at least thirty days prior to any such sale, assignment or other transfer.

Any sale, assignment or other transfer of Units or other interests in the Partnership made in violation of this Agreement (including without limitation any sale, assignment or other transfer of Units made without giving the notice described above at the time described above) shall be null and void ab initio.

8.5 Issuance of LTIP Units. The General Partner, in its sole and absolute discretion, is hereby authorized without the approval of the Limited Partners or any other Person to cause the Partnership from time to time to issue to any Person providing services to or for the benefit of the Partnership, which may include Partners, LTIP Units in one or more classes, or one or more series of any of such classes, with such designations, preferences, and relative, participating, optional or other special rights, powers and duties as shall be determined by the General Partner in its sole and absolute discretion subject to the Act and Delaware law, including, without limitation, (i) the rights of each such class or series of Units to an allocation of Net Income or Net Loss (or items thereof) to each such class or series of Units; (ii) the rights of each such class or series of Units to share in Partnership distributions; (iii) the rights of each such class or series of Units upon dissolution and liquidation of the Partnership; and (iv) the right to vote, if any, of each such class or series of Units; provided that (A) LTIP Units of any series (other than AO LTIP Units and FV LTIP Units) shall not disproportionately affect any one Common Unitholder or group of Common Unitholders, and (B) no such additional Units or other partnership interests shall be issued to the General Partner or the Public REIT or any direct or indirect wholly or partly-owned subsidiary of the Public REIT, unless, in the case of clause (B), the additional partnership interests are issued in connection with the grant, award or issuance of REIT Shares or New Securities that have designations, preferences and other rights such that the economic interests attributable to such REIT Shares or New Securities are substantially similar to the designations, preferences and other rights of the additional partnership interests issued to the General Partner or the Public REIT or any direct or indirect wholly or partly-owned subsidiary of the Public REIT (as appropriate). Upon the issuance of any LTIP Units by the Partnership, the General Partner shall cause one or more of the Property Partnerships to issue additional interests to the Partnership on terms that are, in the aggregate, substantially similar to the applicable LTIP Units so that the Partnership will receive additional distributions and other rights in respect of the Property Partnerships equivalent to those to which the recipient of the LTIP Units is entitled in respect of the Partnership. The General Partner’s determination that the consideration is adequate shall be conclusive insofar as the adequacy of consideration relates to whether the partnership interests are validly issued and paid. The General Partner shall be authorized on behalf of each of the Partners to amend this Agreement to reflect the admission of any Additional Partner in accordance with the provisions of this Section 8.5 in the event that the General Partner deems such amendment to be desirable. The provisions of Section 13.12 of this Partnership Agreement shall apply to the issuance of LTIP Units.

ARTICLE IX

Rights and Obligations of the Limited Partners

9.1 No Participation in Management. Except as expressly permitted hereunder, the Limited Partners shall not take part in the management of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership.

9.2 Bankruptcy of a Limited Partner. The Bankruptcy of any Limited Partner shall not cause a dissolution of Partnership, but the rights of such Limited Partner to share in the Net Income or Net Losses of the Partnership and, to receive distributions of Partnership funds shall, on the happening of such event, devolve on its successors or assigns, subject to the terms and conditions of this Agreement, and the Partnership shall continue as a limited partnership. However, in no event shall such assignee(s) become a Substituted Limited Partner without the consent of the General Partner.

9.3 No Withdrawal. No Limited Partner may withdraw from the Partnership without the prior written consent of the General Partner, other than as expressly provided in this Agreement.

9.4 Duties and Conflicts. The General Partner recognizes that the Limited Partners and their Affiliates have or may hereafter have other business interests, activities and investments, some of which may be in conflict or competition with the business of the Partnership, and that such Persons are entitled to carry on such other business interests, activities and investments. The Limited Partners and their Affiliates may engage in or possess an interest in any other business or venture of any kind, independently or with others, on their own behalf or on behalf of other entities with which they are affiliated or associated, and such persons may engage in any activities, whether or not competitive with the Partnership, without any obligation to offer any interest in such activities to the Partnership or to any Partner. Neither the Partnership nor any Partner shall have any right, by virtue of this Agreement, in or to such activities, or the income or profits derived therefrom, and the pursuit of such activities, even if competitive with the business of the Partnership, shall not be deemed wrongful or improper.

ARTICLE X [Intentionally Omitted]

ARTICLE XI [Intentionally Omitted]

ARTICLE XII [Intentionally Omitted]

ARTICLE XIII

General Provisions

13.1 Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served, telecopied or sent by United States mail and shall be deemed to have been given when delivered in person, upon receipt of telecopy or three business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party. For purposes of this Section 13.1, the addresses of the parties hereto shall be as set forth in the books and records of the Partnership. The address of any party hereto may be changed by a notice in writing given in accordance with the provisions hereof. Notwithstanding anything to the contrary herein, no provision of this Agreement requiring notice of any event prior to the occurrence thereof shall apply to stock splits, subdivisions, dividends, combinations or any other similar event occurring after the date hereof.

13.2 Successors. This Agreement and all the terms and provisions hereof shall be binding upon and shall inure to the benefit of all Partners, and their legal representatives, heirs, successors and permitted assigns, except as expressly herein otherwise provided.

13.3 Effect and Interpretation. This Agreement shall be governed by and construed in conformity with the laws of the State of Delaware (without regard to its conflicts of law principles).

13.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

13.5 Partners Not Agents. Nothing contained herein shall be construed to constitute any Partner the agent of another Partner, except as specifically provided herein, or in any manner to limit the Partners in the carrying on of their own respective businesses or activities.

13.6 Entire Understanding; Etc.. This Agreement, together with any and all Contribution Agreements and Rights Agreements, constitutes the entire agreement and understanding among the Partners and supersedes any prior understandings and/or written or oral agreements among them respecting the subject matter within (including without limitation the Fourth Restated Partnership Agreement except for the consents, approvals, waivers, representations and warranties given therein, and the agreements by Partners to be bound by the provisions thereof, as the same is amended hereby, which shall continue in full force and effect).

13.7 Amendments. Except as set forth below or in Schedule s A-K, the General Partner may amend this Agreement in any respect without the consent of any Partner. Notwithstanding the foregoing, without the Consent of the Limited Partners, the General Partner may not amend this Agreement: (a) to enlarge the obligation of any Partner to make contributions to the capital of the Partnership, as provided for in Article IV above; (b) to modify the Limited Partners’ rights to allocations and distributions set forth herein, except (i) to set forth or amend the designations, rights, powers, duties and preferences of any Additional Units, or reflect the issuance of Additional Units, pursuant to Section 8.3, (ii) to reflect the transfer or redemption of Units, (iii) to amend the designations, rights, powers, duties and preferences of any Units other than Common Units, (iv) to reflect a change that is of an inconsequential nature or does not adversely affect the rights of the Limited Partners hereunder or to cure any ambiguity or correct any provision in this Agreement not inconsistent with law or with other provisions, or (v) as required by law; (c) to amend Sections 2.1, 3.2, 4.3, 6.5, 6.6 or 7.5 or Article VIII; or (d) to amend this sentence. Notwithstanding anything to the contrary contained herein, (i) without the written consent of a Limited Partner, this Agreement may not be amended to convert such Limited Partner’s partnership interest in the Partnership to a general partnership interest (or otherwise adversely affect such Limited Partner’s limited liability) and (ii) without the written consent of a Limited Partner holding Common Units, this Agreement may not be amended to materially adversely affect such Limited Partner’s rights to distributions or allocations in respect of such Common Units except in connection with the admission of

Additional Partners or unless such amendment affects the Bucksbaum Limited Partners in the same manner on a Unit-for-Unit basis. The immediately preceding sentence of this Section 13.7 may not be amended to modify the approval rights of a Partner without such Partner’s consent.

13.8 Severability. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid by such court, shall not be affected thereby.

13.9 Trust Provision. This Agreement, to the extent executed by the trustee of a trust, is executed by such trustee solely as trustee and not in a separate capacity. Nothing herein contained shall create any liability on, or require the performance of any covenant by any such trustee individually, nor shall anything contained herein subject the individual personal property of any trustee to any liability.

13.10 Pronouns and Headings. As used herein, all pronouns shall include the masculine, feminine and neuter, and all defined terms shall include the singular and plural thereof wherever the context and facts require such construction. The headings, titles and subtitles herein are inserted for convenience of reference only and are to be ignored in any construction of the provisions hereof. Any references in this Agreement to “including” shall be deemed to mean “including without limitation.”

13.11 Assurances. Each of the Partners shall hereafter execute and deliver such further instruments and do such further acts and things as may be required or useful to carry out the intent and purpose of this Agreement and as are not inconsistent with the terms hereof.

13.12 Issuance of Certificates. The General Partner may, in its sole discretion, issue a certificate setting forth the name of any Partner and the number of Units owned by such Partner and, in such event, the General Partner shall establish such rules and regulations relating to issuances and reissuances of certificates upon transfer of Units, the division of Units among multiple certificates and the loss, theft, destruction or mutilation of certificates as the General Partner reasonably deems appropriate. Notwithstanding anything to the contrary contained herein or in any certificate, (a) no certificate issued by the Partnership shall constitute a certificated security under Article 8 of the Uniform Commercial Code or an instrument, (b) the issuance or existence of certificates shall not create any rights on the part of the holders of such certificates or other Persons that would not exist if such certificates had not been issued, (c) the Partnership shall have no liability to holders of certificates or other persons that it would not have had if it had not issued such certificates, and (d) only those Persons shown on the Partnership’s book and records as the registered owner of any particular Unit shall have any rights as a Limited Partner or otherwise with respect thereto.

13.13 November 20, 2003 Division of Common Units. On November 20, 2003, (a) GGP, Inc., the entity to which the General Partner is successor, effected a three for one split of its common stock (the “Stock Split”) and the Partnership effected a three for one split of the Common Units, such that each Common Unit then outstanding was deemed to be three Common Units, so that, as of such time, each holder of record of Common Units, automatically and without further action, was deemed to be the holder of two additional Common Units for each Common Unit held immediately prior to such time (the “Unit Split”) and (b) there was no adjustment of the Conversion Factor on account of the Stock Split; provided, however, that for Common Units issued and outstanding on or prior to November 20, 2003 (the “Legacy Units”), (x) if the rights under any Specified Rights Agreement (as defined below) are exercised as to one or more Legacy Units, then, effective immediately prior to the redemption or purchase of such Legacy Units pursuant to such Specified Rights Agreement, the Unit Split shall be completely reversed as to such Legacy Units and each such Legacy Unit, automatically and without further action, shall be deemed to be one-third of a Common Unit and (y) if such Legacy Units are transferred to the General Partner (rather than the Partnership) pursuant to such Specified Rights Agreement, then, effective immediately following such transfer, the Unit Split shall be completely reinstated as to such Legacy Units and each such Legacy Unit, automatically and without further action, shall be deemed to be three Common Units. For purposes hereof, a “Specified Rights Agreement” is any Rights Agreement pursuant to which the “Conversion Factor” (or the equivalent) referred to therein is adjusted as the result of the Stock Split and such adjustment is not completely reversed as a result of the Unit Split. The purpose of the proviso contained in the first sentence of this paragraph is to ensure that there are not duplicative adjustments with respect to any Legacy Units on account of the Stock Split, and this Section 13.3 shall be interpreted and applied consistently therewith.

13.14 Performance by the Public REIT. The Public REIT shall cause the General Partner and the Affiliates of the General Partner to fulfill their obligations, as applicable, under this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed as of the date and year first above written.

GENERAL PARTNER:

GGP REAL ESTATE HOLDING II, INC., a Delaware corporation

By:

Its:

SIGNATURE PAGE TO FIFTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

Solely for the limited purpose set forth in Sections 4.3, 4.4, 5.4, 5.10, 6.1, 6.5, 8.1 and 13.14.

PUBLIC REIT:

GENERAL GROWTH PROPERTIES, INC., a Delaware corporation

By:

Its:

SIGNATURE PAGE TO FIFTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

SCHEDULE A

1. Definitions. As used in this Schedule A, the following terms shall have the meanings set forth below, unless the context otherwise requires:

“Distribution Period” shall mean the quarterly period that is then the dividend period with respect to the Common Stock or, if no such dividend period is established, the calendar quarter shall be the Dividend Period; provided that (a) the initial distribution period shall commence on July 10, 2002 and end on and include September 30, 2002 and (b) the distribution period in which the final liquidation payment is made pursuant to Section 7.2 of the Fifth Amended and Restated Agreement of Limited Partnership shall commence on the first day following the immediately preceding Distribution Period and end on the date of such final liquidation payment.

“Distribution Payment Date” shall mean, with respect to any Distribution Period, the payment date for the distribution declared by the Public REIT on its shares of Common Stock for such Distribution Period or, if no such distribution payment date is established, the last business day of such Distribution Period.

“Fair Market Value” shall mean the average of the daily Closing Price for the Common Stock during the five consecutive Trading Days selected by the General Partner commencing not more than 20 Trading Days before, and ending not later than, the day in question with respect to the issuance or distribution requiring such computation.

“Fifteenth Anniversary Date” shall mean July 10, 2017.

2. Designation and Number; Etc. The Series B Preferred Units have been established and shall have such rights, preferences, limitations and qualifications as are described herein (in addition to the rights, preferences, limitations and qualifications contained in the Fifth Amended and Restated Agreement of Limited Partnership to the extent applicable). The authorized number of Series B Preferred Units shall be 1,426,392.6660. Notwithstanding anything to the contrary contained herein, in the event of a conflict between the provisions of this Schedule A and any other provision of the Fifth Amended and Restated Agreement of Limited Partnership, the provisions of this Schedule A shall control. For purposes of this Amendment, the rights of the Series B Preferred Units shall be construed to include their rights under the Redemption Rights Agreement (Common Units) and Redemption Rights Agreement (Series B Preferred Units).

3. Rank. The Series B Preferred Units shall, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, rank as follows:

(a) senior to all classes or series of Common Units and to all Units the terms of which provide that such Units shall rank junior to such Series B Preferred Units;

(b) on a parity with the Series D Preferred Units, the Series E Preferred Units and each other series of Preferred Units issued by the Partnership which does not provide by its express terms that it ranks junior in right of payment to the Series B Preferred Units with respect to payment of distributions or amounts upon liquidation, dissolution or winding-up; and

(c) junior to any class or series of Preferred Units issued by the Partnership that ranks senior to the Series B Preferred Units in accordance with Section 4 of this Schedule A.

4. Voting.

(a) Holders of Series B Preferred Units shall not have any voting rights, except as provided by applicable law and as described below in this Section 4.

(b) So long as any Series B Preferred Units remain outstanding, the Partnership shall not, without the affirmative vote or consent of the holders of at least a majority of the Series B Preferred Units outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize, create, issue or increase the authorized or issued amount of, any class or series of partnership interests in the Partnership ranking prior to the Series B Preferred Units with respect to the payment of distributions or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership or reclassify any Common Units into such partnership interests, or create, authorize or issue any obligation or security convertible or exchangeable into or evidencing the right to purchase any such partnership interests; or (ii) amend, alter or repeal the provisions of the Partnership Agreement, whether by merger or consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Units or the holders thereof. Notwithstanding anything to the contrary contained herein, none of the following shall be deemed to materially and adversely affect any such right, preference, privilege or voting power or otherwise require the vote or consent of the holders of the Series B Preferred Units: (X) the occurrence of any Event so long as either (1) the Partnership is the surviving entity, such entity is the principal direct subsidiary of a publicly traded REIT whose common equity is traded on the New York Stock Exchange and the Series B Preferred Units remain outstanding with the terms thereof materially unchanged or (2) interests in an entity having substantially the same rights and terms as the Series B Preferred Units are substituted for the Series B Preferred Units and such entity is the principal direct subsidiary of a publicly traded REIT whose common equity is traded on the New York Stock Exchange, (Y) any increase in the amount of the authorized Preferred Units or Common Units or the creation or issuance of any other series or class of Preferred Units or Common Units or any increase in the amount of Common Units or any other series of Preferred Units, in each case ranking on a parity with or junior to the Series B Preferred Units with respect to payment of distributions and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership and (Z) the dissolution, liquidation and/or winding-up of the Partnership.

The foregoing voting provisions shall not apply if at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series B Preferred Units shall have been converted or redeemed.

For purposes of the foregoing provisions of this Section 4, each Series B Preferred Unit shall have one (1) vote. Except as otherwise required by applicable law or as set forth herein, the Series B Preferred Units shall not have any voting rights or powers and the consent of the holders thereof shall not be required for the taking of any action.

5. Distributions.

(a) With respect to each Distribution Period and subject to the rights of the holders of Preferred Units ranking senior to or on parity with the Series B Preferred Units, the holders of Series B Preferred Units shall be entitled to receive, when, as and if declared by the General Partner, out of assets of the Partnership legally available for the payment of distributions, quarterly cumulative cash distributions in an amount per Series B Preferred Unit equal to the greater of (i) $1.0625 and (ii) the amount of the regular quarterly cash distribution for such Distribution Period upon the number of Common Units (or portion thereof) into which such Series B Preferred Unit is then convertible in accordance with Section 7 of this Schedule A (but, with respect to any Distribution Period ending after the Fifteenth Anniversary Date, no amount shall be paid in respect of clause (ii) of this paragraph in respect of the portion of such Distribution Period occurring after the Fifteenth Anniversary Date). Notwithstanding anything to the contrary contained herein, the amount of distributions described under each of clause (i) and (ii) of this paragraph for the initial Distribution Period, or any other period shorter than a full Distribution Period, shall be prorated and computed on the basis of twelve 30-day months and a 360-day year. The distributions upon the Series B Preferred Units for each Distribution Period shall, if and to the extent declared or authorized by the General Partner on behalf of the Partnership, be paid in arrears (without interest or other amount) on the Distribution Payment Date with respect thereto, and, if not paid on such date, shall accumulate, whether or not there are funds legally available for the payment thereof and whether or not such

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distributions are declared or authorized. The record date for distributions upon the Series B Preferred Units for any Distribution Period shall be the same as the record date for the distributions upon the Common Units for such Distribution Period (or, if no such record is set for the Common Units, the fifteenth day of the calendar month in which the applicable Distribution Payment Date falls). Accumulated and unpaid distributions for any past Distribution Periods to be declared and paid at any time, without reference to any Distribution Payment Date, to holders of record on such date, not exceeding 45 days preceding the payment date thereof, as may be fixed by the General Partner. Any distribution payment made upon the Series B Preferred Units shall first be credited against the earliest accumulated but unpaid distributions due with respect to such Units which remains payable. No interest, or sum of money in lieu of interest, shall be owing or payable in respect of any distribution payment or payments on the Series B Preferred Units, whether or not in arrears, including, without limitation, any distribution payment that is deferred pursuant to Section 5(g) of this Schedule A.

(b) No distribution on the Series B Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law. Notwithstanding the foregoing, distributions on the Series B Preferred Units shall accumulate whether or not any of the foregoing restrictions exist.

(c) Except as provided in Section 5(d) of this Schedule A, so long as any Series B Preferred Units are outstanding, (i) no distributions (other than in Common Units or other Units ranking junior to the Series B Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership) shall be declared or paid or set apart for payment upon the Common Units or any other class or series of partnership interests in the Partnership or Units ranking, as to payment of distributions or amounts distributable upon liquidation, dissolution or winding-up of the Partnership, on a parity with or junior to the Series B Preferred Units, for any period and (ii) no Common Units or other Units ranking junior to or on a parity with the Series B Preferred Units as to payment of distributions or amounts upon liquidation, dissolution or winding-up of the Partnership, shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Units) by the Partnership (except by conversion into or exchange for other Units ranking junior to the Series B Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership or by redemptions pursuant to Rights Agreements) unless, in the case of either clause (i) or (ii), full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series B Preferred Units for all Distribution Periods ending on or prior to the distribution payment date for the Common Units or such other class or series of Unit or the date of such redemption, purchase or other acquisition.

(d) When distributions are not paid in full (or a sum sufficient for such full payment is not set apart for such payment) upon the Series B Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series B Preferred Units, all distributions declared upon the Series B Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series B Preferred Units shall be declared pro rata so that the amount of distributions declared per Unit of Series B Preferred Units and such other partnership interests in the Partnership or Units shall in all cases bear to each other the same ratio that accrued distributions per Unit on the Series B Preferred Units and such other partnership interests in the Partnership or Units (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Units do not have cumulative distributions) bear to each other.

(e) Holders of Series B Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Units, in excess of the cumulative distributions described in Section 5(a) above.

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(f) Distributions with respect to the Series B Preferred Units are intended to qualify as permitted distributions of cash that are not treated as a disguised sale within the meaning of Treasury Regulation §1.707-4 and the provisions of this Schedule A shall be construed and applied consistently with such Treasury Regulations.

(g) Notwithstanding anything to the contrary contained herein (but subject to the last sentence of Section 5(a) hereof), if the distributions with respect to the Series B Preferred Units made on or prior to the second anniversary of the issuance of the Series B Preferred Units would result in any holder of Series B Preferred Units receiving, an annual return on such holder’s “unreturned capital” (as defined for purposes of Treasury Regulation Section 1.707-4(a)) for a fiscal year (treating the fiscal year in which such second anniversary occurs as ending on such date) in excess of the Safe Harbor Rate (as defined below), then the distributions to such holder in excess of such Safe Harbor Rate will be deferred, will cumulate and will be paid, if and to the extent declared or authorized by the General Partner on behalf of the Partnership and subject, to the provisions of Section 5(b) hereof, on the earlier to occur of (i) the disposition of the Series B Preferred Units to which such deferred distributions relate in a transaction in which the disposing holder recognizes taxable gain thereon or (ii) the first distribution payment date with respect to the Series B Preferred Units following the second anniversary of the issuance of the Series B Preferred Units. For purposes of the foregoing, the “Safe Harbor Rate” shall equal 150% of the highest applicable federal rate, based on annual compounding, in effect for purposes of Section 1274(d) of the Code at any time between the date of the issuance of the Series B Preferred Units and the date on which the relevant distribution payment is made. Notwithstanding anything to the contrary contained herein, any distributions that are deferred under this Section 5(g) shall be deemed to have been paid in full for purposes of Sections 5(c) and (d) of this Schedule A until the end of the Distribution Period during which they are to be paid as provided above.

(h) For any quarterly period, any amounts paid with respect to the Series B Preferred Units in excess of the amount that would have been paid with respect to such Units for such period had they been converted into Common Units in accordance with the terms of Section 7 of this Schedule A are intended to constitute guaranteed payments within the meaning of Section 707(c) of the Code and shall not be treated as distributions for purposes of allocating Net Income and Net Loss or otherwise maintaining Capital Accounts.

6. Liquidation Preference.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, before any payment or distribution of the assets of the Partnership (whether capital or surplus) shall be made to or set apart for the holders of Common Units or any other partnership interests in the Partnership or Units ranking junior to the Series B Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding-up of the Partnership, the holders of the Series B Preferred Units shall, with respect to each such Unit, be entitled to receive, out of the assets of the Partnership available for distribution to Partners after payment or provision for payment of all debts and other liabilities of the Partnership, an amount equal to the greater of (i) $50.00, plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution and (ii) the amount that a holder of such Series B Preferred Unit would have received upon final distribution in respect of the number of Common Units into which such Series B Preferred Unit was convertible immediately prior to such date of final distribution (but no amount shall be paid in respect of the foregoing clause (ii) after the Fifteenth Anniversary Date) if, upon any such voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of the Series B Preferred Units are insufficient to pay in full the preferential amount aforesaid on the Series B Preferred Units and liquidating payments on any other Units or partnership interests in the Partnership of any class or series ranking, as to payment of distributions and amounts upon the liquidation, dissolution or winding-up of the Partnership, on a parity with the Series B Preferred Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series B Preferred Units and any such other Units or partnership interests in the Partnership ratably in accordance with the respective amounts that would be payable on such Series B Preferred Units and such other Units or partnership interests in the

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Partnership if all amounts payable thereon were paid in full. For the purposes of this Section 6, none of (i) a consolidation or merger of the Partnership with or into another entity, (ii) a merger of another entity with or into the Partnership or (iii) a sale, lease or conveyance of all or substantially all of the Partnership’s assets, properties or business shall be deemed to be a liquidation, dissolution or winding-up of the Partnership.

(b) Written notice of such liquidation, dissolution or winding-up of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series B Preferred Units at the respective addresses of such holders as the same shall appear on the transfer records of the Partnership.

(c) After payment of the full amount of liquidating distributions to which they are entitled as provided in Section 6(a) of this Schedule A, the holders of Series B Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

7. Conversion. Holders of Series B Preferred Units shall have the right to convert all or a portion of such Units into Common Units, as follows:

(a) A holder of Series B Preferred Units shall have the right, at such holder’s option, at any time (subject to the proviso contained in the immediately succeeding sentence), to convert any whole number of Series B Preferred Units, in whole or in part, into Common Units. Each Series B Preferred Unit shall be convertible into the number of Common Units determined by dividing (i) the $50.00 face amount per Unit, plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the end of the last Distribution Period (but without duplication of the distributions, if any, which the holder of such Series B Preferred Unit is entitled to receive for such last Distribution Period pursuant to the third paragraph of Section 7(b) of this Schedule A or in respect of the Common Units into which such Series B Preferred Unit is converted) by (ii) a conversion price of $16.6667 per Common Unit (equivalent to a conversion rate of three Common Units for each Series B Preferred Unit)2, subject to adjustment as described in Section 7(c) hereof (the “Conversion Price”); provided, however, that the right to convert Series B Preferred Units may not be exercised after the Fifteenth Anniversary Date. No fractional Common Units will be issued upon any conversion of Series B Preferred Units. Instead, the number of Common Units to be issued upon each conversion shall be rounded to the nearest whole number of Common Units.

(b) To exercise the conversion right, the holder of each Series B Preferred Unit to be converted shall execute and deliver to the General Partner, at the principal office of the Partnership, a written notice (the “Conversion Notice”) indicating that the holder thereof elects to convert such Series B Preferred Unit. Unless the Units issuable on conversion are to be issued in the same name as the name in which such Series B Preferred Unit is registered, each Series B Preferred Unit surrendered for conversion shall be accompanied by instruments of transfer, in form reasonably satisfactory to the Partnership, duly executed by the holder or such holder’s duly authorized attorney and an amount sufficient to pay any transfer or similar tax (or evidence reasonably satisfactory to the Partnership demonstrating that such taxes have been paid).

As promptly as practicable after delivery of the Conversion Notice as aforesaid, the Partnership shall amend the Partnership Agreement to reflect the conversion and the issuance of Common Units issuable upon the conversion of such Series B Preferred Units in accordance with the provisions of this Section 7. In addition, the Partnership shall deliver to the holder at its address as reflected on the records of the Partnership, a copy of such amendment.

A holder of Series B Preferred Units at the close of business on the record date for any Distribution Period shall be entitled to receive the distribution payable on such Units on the corresponding Distribution Payment

[2]	The conversion price of $16.6667 per Common Unit takes into consideration the Common Unit split of the Partnership on November 20, 2003.

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Date notwithstanding the conversion of such Series B Preferred Units following such record date and prior to such Distribution Payment Date and shall have no right to receive any distribution for such Distribution Period in respect of the Common Units into which such Series B Preferred Units were converted. Except as provided herein, the Partnership shall make no payment or allowance for unpaid distributions, whether or not in arrears, on converted Series B Preferred Units or for distributions on the Common Units that are issued upon such conversion.

Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the Conversion Notice is received by the Partnership as aforesaid, and the person or persons in whose name or names any Common Units shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of such Units at such time on such date, and such conversion shall be at the Conversion Price in effect at such time and on such date unless the transfer books of the Partnership shall be closed on that date, in which event such person or persons shall be deemed to have become such holder or holders of record at the close of business on the next succeeding day on which such transfer books are open, but such conversion shall be at the Conversion Price in effect on the date on which such Units have been surrendered and such notice received by the Partnership.

(c) The Conversion Price shall be adjusted from time to time as follows:

(i) If the Partnership shall, after the date on which the Series B Preferred Units are first issued (the “Issue Date”), (A) pay or make a distribution to holders of its partnership interests or Units in Common Units, (B) subdivide its outstanding Common Units into a greater number of Units or distribute Common Units to the holders thereof, (C) combine its outstanding Common Units into a smaller number of Units or (D) issue any partnership interests or Units by reclassification of its Common Units, the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of holders entitled to receive such distribution or at the opening of business on the day next following the day on which such subdivision, combination or reclassification becomes effective, as the case may be, shall be adjusted so that the holder of any Series B Preferred Unit thereafter surrendered for conversion shall be entitled to receive the number of Common Units or other partnership interests or securities that such holder would have owned or have been entitled to receive after the happening of any of the events described above had such Series B Preferred Unit been converted immediately prior to the record date in the case of a distribution or the effective date in the case of a subdivision, combination or reclassification. An adjustment made pursuant to this subsection (i) shall become effective immediately after the opening of business on the day next following the record date (except as provided in subsection (g) below) in the case of a distribution and shall become effective immediately after the opening of business on the day next following the effective date in the case of a subdivision, combination or reclassification.

(ii) If the Partnership shall issue after the Issue Date rights, options or warrants to all holders of Common Units entitling them to subscribe for or purchase Common Units (or securities convertible into or exchangeable for Common Units) at a price per Unit less than the Fair Market Value per Common Unit on the record date for the determination of holders of Common Units entitled to receive such rights, options or warrants, then the Conversion Price in effect at the opening of business on the day next following such record date shall be adjusted to equal the price determined by multiplying (I) the Conversion Price in effect immediately prior to the opening of business on the day following the date fixed for such determination by (II) a fraction, the numerator of which shall be the sum of (A) the number of Common Units outstanding at the close of business on the date fixed for such determination and (B) the number of Common Units that the aggregate proceeds to the Partnership from the exercise of such rights, options or warrants for Common Units would purchase at such Fair Market Value, and the denominator of which shall be the sum of (A) the number of Common Units outstanding at the close of business on the date fixed for such determination and (B) the number of additional Common Units offered for subscription or purchase pursuant to such rights, options or warrants. Such adjustment shall become effective immediately after the opening of business on the day next following such record date (except as provided in subsection (g) below). In determining whether any-rights, options or warrants entitle the holders of Common Units to subscribe for or purchase

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Common Units at less than the Fair Market Value, there shall be taken into account any consideration received by the Partnership upon issuance and upon exercise of such rights, options or warrants, the value of such consideration, if other than cash, to be determined in good faith by the Board of the General Partner.

(iii) If the Partnership shall distribute after the Issue Date to all holders of Common Units any other securities or evidences of its indebtedness or assets (excluding those rights, options and warrants referred to in and treated under subsection (ii) above, and excluding distributions paid exclusively in cash) (any of the foregoing being hereinafter in this subsection (iii) called the “Securities”), then in each case the Conversion Price shall be adjusted so that it shall equal the price determined by multiplying (I) the Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of holders of Common Units entitled to receive such distribution by (II) a fraction, the numerator of which shall be the Fair Market Value per Common Unit on the record date mentioned below less the then fair market value (as determined in good faith by the Board of the General Partner) of the portion of the Securities so distributed applicable to the Common Unit, and the denominator of which shall be the Fair Market Value per Common Unit on the record date mentioned below. Such adjustment shall become effective immediately at the opening of business on the business day next following (except as provided in subsection (g) below) the record date for the determination of holders of Common Units entitled to receive such distribution. For the purposes of this subsection (iii), a distribution in the form of a Security, which is distributed not only to the holders of the Common Units on the date fixed for the determination of holders of Common Units entitled to such distribution of such Security, but also is distributed with each Common Unit delivered to a person converting a Series B Preferred Unit after such determination date, shall not require an adjustment of the Conversion Price pursuant to this subsection (iii); provided that on the date, if any, on which a person converting a Series B Preferred Unit would no longer be entitled to receive such Security with a Common Unit, a distribution of such Securities shall be deemed to have occurred, and the Conversion Price shall be adjusted as provided in this subsection (iii) (and such day shall be deemed to be “the date fixed for the determination of the holders of Common Units entitled to receive such distribution” and “the record date” within the meaning of the two preceding sentences).

(iv) No adjustment in the Conversion Price shall be required unless such adjustment would require a cumulative increase or decrease of at least 1% in such price; provided, however, that any adjustments that by reason of this subsection (iv) are not required to be made shall be carried forward and taken into account in any subsequent adjustment until made; and provided, further, that any adjustment shall be required and made in accordance with the provisions of this Section 7 (other than this subsection (iv)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the holders of Common Units. Notwithstanding any other provisions of this Section 7, the Partnership shall not be required to make any adjustment to the Conversion Price for the issuance of any Common Units pursuant to any plan providing for the reinvestment of distributions or interest payable on securities of the Partnership and the investment of additional optional amounts in Common Units under such plan. All calculations under this Section 7 shall be made to the nearest cent (with $.005 being rounded upward) or to the nearest one-tenth of a Unit (with .05 of a Unit being rounded upward), as the case may be. Anything in this subsection (c) to the contrary notwithstanding, the Partnership shall be entitled, to the extent permitted by law, to make such reductions in the Conversion Price, in addition to those required by this subsection (c), as it in its discretion shall determine to be advisable in order that any Unit distributions, subdivision of Units, reclassification or combination of Units, distribution of rights, options or warrants to purchase Units or securities, or a distribution consisting of other assets (other than cash distributions) hereafter made by the Partnership to its holders of Units shall not be taxable but any such adjustment shall not adversely affect the value of the Series B Preferred Units.

(d) If the Partnership shall be a party to any transaction (including, without limitation, a merger, consolidation, self tender offer for all or substantially all of the Common Units, sale of all or substantially all of the Partnership’s assets or recapitalization of the Common Units and excluding any transaction as to which subsection (c)(i) of this Section 7 applies) (each of the foregoing being referred to herein as a “Transaction”), in each case as a result of which Common Units shall be converted into the right to receive other partnership

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interests, shares, stock, securities or other property (including cash or any combination thereof), each Series B Preferred Unit which is not converted into the right to receive other partnership interests, shares, stock, securities or other property in connection with such Transaction shall thereafter be convertible into the kind and amount of shares, stock, securities and other property (including cash or any combination thereof) receivable upon the consummation of such Transaction by a holder of that number of Common Units into which one Series B Preferred Unit was convertible immediately prior to such Transaction, assuming such holder of Common Units is not a Person with which the Partnership consolidated or into which the Partnership merged or which merged into the Partnership or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an affiliate of a Constituent Person. The Partnership shall not be a party to any Transaction unless the terms of such Transaction are consistent with the provisions of this subsection (d), and it shall not consent or agree to the occurrence of any Transaction until the Partnership has entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of the holders of the Series B Preferred Units that will contain provisions enabling the holders of Series B Preferred Units that remain outstanding after such Transaction to convert into the consideration received by holders of Common Units at the Conversion Price in effect immediately prior to such Transaction (with the holder having the option to elect the type of consideration if a choice was offered in the Transaction). The provisions of this subsection (d) shall similarly apply to successive Transactions.

(e) If:

(i) the Partnership shall declare a distribution on the Common Units (other than a cash distribution) or there shall be a reclassification, subdivision or combination of Common Units; or

(ii) the Partnership shall authorize the granting to the holders of the Common Units of rights, options or warrants to subscribe for or purchase any Units of any class or any other rights, options or warrants; or

(iii) there shall be any reclassification of the Common Units or any consolidation or merger to which the Partnership is a party and for which approval of any partners of the Partnership is required, involving the conversion or exchange of Common Units into securities or other property, or a self tender offer by the Partnership for all or substantially all of the Common Units, or the sale or transfer of all or substantially all of the assets of the Partnership as an entirety; or

(iv) there shall occur the voluntary or involuntary liquidation, dissolution or winding-up of the Partnership;

then the Partnership shall cause to be mailed to the holders of the Series B Preferred Units at their addresses as shown on the records of the Partnership, as promptly as possible a notice stating (A) the date on which a record is to be taken for the purpose of such distribution of rights, options or warrants, or, if a record is not to be taken, the date as of which the holders of Common Units of record to be entitled to such distribution of rights, options or warrants are to be determined or (B) the date on which such reclassification, subdivision, combination, consolidation, merger, sale, transfer, liquidation, dissolution or winding-up is expected to become effective, and the date as of which it is expected that holders of Common Units of record shall be entitled to exchange their Common Units for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution or winding-up. Failure to give or receive such notice or any defect therein shall not affect the legality or validity of the proceedings described in this Section 7.

(f) Whenever the Conversion Price is adjusted as herein provided, the Partnership shall prepare a notice of such adjustment of the Conversion Price setting forth the adjusted Conversion Price and the effective date such adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Price to the holder of each Series B Preferred Unit at such holder’s last address as shown on the records of the Partnership.

(g) In any case in which subsection (c) of this Section 7 provides that an adjustment shall become effective on the date next following the record date for an event, the Partnership may defer until the occurrence

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of such event issuing to the holder of any Series B Preferred Unit converted after such record date and before the occurrence of such event the additional Common Units issuable upon such conversion by reason of the adjustment required by such event over and above the Common Units issuable upon such conversion before giving effect to such adjustment.

(h) For purposes of this Section 7, the number of Common Units at any time outstanding shall not include any Common Units then owned or held by or for the account of the Partnership. The Partnership shall not make any distribution on Common Units held in the treasury of the Partnership.

(i) If any action or transaction would require adjustment of the Conversion Price pursuant to more than one subsection of this Section 7, only one adjustment shall be made, and such adjustment shall be the amount of adjustment that has the highest absolute value.

(j) If the Partnership shall take any action affecting the Common Units, other than action described in this Section 7, that in the reasonable judgment of the General Partner would materially and adversely affect the conversion rights of the holders of the Series B Preferred Units, the Conversion Price for the Series B Preferred Units may be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the General Partner determines to be equitable in the circumstances.

(k) The Partnership covenants that Common Units issued upon conversion of the Series B Preferred Units shall be validly issued, fully paid and nonassessable and the holder thereof shall be entitled to rights of a holder of Common Units specified in the Partnership Agreement. Prior to the delivery of any securities that the Partnership shall be obligated to deliver upon conversion of the Series B Preferred Units, the Partnership shall endeavor to comply with all federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof, by any governmental authority.

(l) The Partnership will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Common Units or other securities or property on conversion of the Series B Preferred Units pursuant hereto; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of Common Units or other securities or property in a name other than that of the holder of the Series B Preferred Units to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Partnership the amount of any such tax or established, to the reasonable satisfaction of the Partnership, that such tax has been paid.

(m) Notwithstanding anything to the contrary contained herein, the adjustment provisions contained in this Section 7 shall be applied so that there is no duplication of adjustments made pursuant to any other document.

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SCHEDULE B

(See attached.)

SCHEDULE C

(See attached.)

SCHEDULE D

1. Definitions. As used in this Schedule D, the following terms shall have the meanings set forth below, unless the context otherwise requires:

“Distribution Payment Date” shall mean, with respect to any Distribution Period, the payment date for the distribution declared by the General Partner on its Common Units for such Distribution Period or, if no such distribution payment date is established, the last business day of the first full month following such Distribution Period.

“Distribution Period” shall mean the quarterly period that is then the distribution period with respect to the Common Units or, if no such distribution period is established, the calendar quarter shall be the Distribution Period; provided that the Distribution Period in which the final liquidation payment is made pursuant to Section 7.2 of the Fifth Amended and Restated Agreement of Limited Partnership, as amended, shall commence on the first day following the immediately preceding Distribution Period and end on the date of such final liquidation payment.

2. Designation and Number; Etc. The Series F Preferred Units have been established and shall have such rights, preferences, limitations and qualifications as are described herein (in addition to the rights, preferences, limitations and qualifications contained in the Fifth Amended and Restated Agreement of Limited Partnership to the extent applicable). The authorized number of Series F Preferred Units shall be 1,000, which number may be increased from time to time by the General Partner in accordance with the Fifth Amended and Restated Agreement of Limited Partnership, as amended. Notwithstanding anything to the contrary contained herein, in the event of a conflict between the provisions of this Schedule D and any other provision of the Fifth Amended and Restated Agreement of Limited Partnership, the provisions of this Schedule D shall control.

3. Rank. The Series F Preferred Units shall, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, rank as follows:

(a) senior to all classes or series of Common Units and to all Units the terms of which provide that such Units shall rank junior to the Series F Preferred Units;

(b) on a parity with the Series B Preferred Units, Series D Preferred Units, Series E Preferred Units and each other series of Preferred Units issued by the Partnership which does not provide by its express terms that it ranks junior or senior in right of payment to the Series F Preferred Units with respect to payment of distributions or amounts upon liquidation, dissolution or winding-up; and

(c) junior to any class or series of Preferred Units issued by the Partnership that ranks senior to the Series F Preferred Units.

4. Voting. Holders of Series F Preferred Units shall not have any voting rights, except as required by law.

5. Distributions.

(a) With respect to each Distribution Period and subject to the rights of the holders of Preferred Units ranking senior to or on parity with the Series F Preferred Units, the holders of Series F Preferred Units shall be entitled to receive, when, as and if declared by the General Partner, out of assets of the Partnership legally available for the payment of the distributions, quarterly cumulative cash distributions in an amount per Series F Preferred Unit equal to $25. Notwithstanding anything to the contrary contained herein, the amount of distributions described under this paragraph for the initial Distribution Period, or any other period shorter than a full Distribution Period, shall be prorated and computed based on the actual number of days in such Distribution Period relative to the actual number of days in the calendar quarter of which the Distribution Period is a part. Such distributions shall, with respect to each Series F Preferred Unit, accrue from its issue date, whether or not in, or with respect to, any Distribution Period or Periods (A) the distributions described above are declared, (B) the Partnership is contractually prohibited from paying such distributions or (C) there shall be assets of the Partnership legally available for the payment of such distributions. The distributions upon the Series F Preferred Units for each Distribution Period shall, if and to the extent declared or authorized by the General Partner on behalf of the Partnership, be paid in arrears (without interest or other amount) on the Distribution Payment Date with respect thereto, and, if not paid on such date, shall accumulate, whether or not in, or with respect to, any Distribution Period or Periods (X) the distributions are declared, (Y) the Partnership is contractually prohibited from paying such distributions or (Z) there shall be assets of the Partnership legally available for the payment of such distributions (and shall not constitute accumulated distributions prior to such date). The record date for distributions upon the Series F Preferred Units for any Distribution Period shall be the same as the record date for the distributions upon the Common Units for such Distribution Period (or, if no such record date is set for the Common Units, the fifteenth day of the calendar month in which the applicable Distribution Payment Date falls if prior to such Distribution Payment Date; otherwise, the fifteenth day of the immediately preceding calendar month). Accumulated and unpaid distributions for any past Distribution Periods may be declared and paid at any time, without reference to any Distribution Payment Date, to holders of record on such date, not exceeding 45 days preceding the payment date thereof, as may be fixed by the General Partner. Any distribution payment made upon the Series F Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such Units which remains payable. No interest, or sum of money in lieu of interest, shall be owing or payable in respect of any distribution payment or payments on the Series F Preferred Units, whether or not in arrears.

(b) No distribution on the Series F Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as and to the extent that the terms and provisions of any bona fide agreement of the Partnership, including any agreement relating to bona fide indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or to the extent that such declaration of payment shall be restricted or prohibited by law (and such failure to pay distributions on the Series F Preferred Units shall prohibit other distributions by the Partnership as described in Sections 5(c) or (d) of this Schedule D). Notwithstanding the foregoing, distributions on the Series F Preferred Units shall accumulate as provided herein whether or not any of the foregoing restrictions exist.

(c) Except as provided in Section 5(d) of this Schedule C, so long as any Series F Preferred Units are outstanding, (i) no cash or non-cash distributions (other than in Common Units or other Units ranking junior to the Series F Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership) shall be declared or paid or set apart for payment upon the Common Units or any other class or series of partnership interests in the Partnership or Units ranking, as to payment of distributions or amounts distributable upon liquidation, dissolution or winding-up of the Partnership, on a parity with or junior to the Series F Preferred Units, for any period and (ii) no Common Units or other Units ranking junior to or on a parity with the Series F Preferred Units as to payment of distributions or amounts upon liquidation, dissolution or winding-up of the Partnership shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Units) by the Partnership (except by conversion into or exchange for other Units ranking junior to the Series F Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership or by redemptions pursuant to Rights Agreements) unless, in the case of either clause (i) or (ii), full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment in the next 30 days on the Series F Preferred Units for all Distribution Periods ending on or prior to the distribution payment date for the Common Units or such other class or series of Unit or the date of such redemption, purchase or other acquisition.

(d) When distributions are not paid in full (or a sum sufficient for such full payment is not set apart for such payment in the next 30 days) upon the Series F Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series F Preferred Units, all

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distributions declared upon the Series F Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series F Preferred Units shall be declared or paid pro rata so that the amount of distributions declared per Unit of Series F Preferred Units and such other partnership interests in the Partnership or Units shall in all cases bear to each other the same ratio that accrued and unpaid distributions per Unit on the Series F Preferred Units and such other partnership interests in the Partnership or Units (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Units do not have cumulative distributions) bear to each other.

(e) Except as set forth in Section 6 of this Schedule D, holders of Series F Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Units, in excess of the cumulative distributions described in Section 5(a) of this Schedule D.

(f) Distributions with respect to the Series F Preferred Units are intended to qualify as permitted distributions of cash that are not treated as a disguised sale within the meaning of Treasury Regulation §1.707-4 and the provisions of this Schedule D shall be construed and applied consistently with such Treasury Regulations.

6. Liquidation Preference.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, before any payment or distribution of the assets of the Partnership (whether capital or surplus) shall be made to or set apart for the holders of Common Units or any other partnership interests in the Partnership or Units ranking junior to the Series F Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding-up of the Partnership, the holders of the Series F Preferred Units shall, with respect to each such Unit, be entitled to receive, out of the assets of the Partnership available for distribution to Partners after payment or provision for payment of all debts and other liabilities of the Partnership and subject to the rights of the holders of any series of Preferred Units ranking senior to or on parity with the Series F Preferred Units with respect to payment of amounts upon liquidation, dissolution or winding-up of the Partnership, an amount equal to $1000, plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution (including all accumulated and unpaid distributions). If, upon any such voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of the Series F Preferred Units are insufficient to pay in full the preferential amount aforesaid on the Series F Preferred Units and liquidating payments on any other Units or partnership interests in the Partnership of any class or series ranking, as to payment of distributions and amounts upon the liquidation, dissolution or winding-up of the Partnership, on a parity with the Series F Preferred Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series F Preferred Units and any such other Units or partnership interests in the Partnership ratably in accordance with the respective amounts that would be payable on such Series F Preferred Units and such other Units or partnership interests in the Partnership if all amounts payable thereon were paid in full. For the purposes of this Section 6, none of (i) a consolidation or merger of the Partnership with or into another entity, (ii) a merger of another entity with or into the Partnership or (iii) a sale, lease or conveyance of all or substantially all of the Partnership’s assets, properties or business shall be deemed to be a liquidation, dissolution or winding-up of the Partnership (unless all or substantially all of the proceeds thereof are distributed by the Partnership, in which case a liquidation, dissolution or winding-up of the Partnership shall be deemed to have occurred).

(b) Written notice of such liquidation, dissolution or winding-up of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series F Preferred Units at the respective addresses of such holders as the same shall appear on the transfer records of the Partnership.

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(c) After payment of the full amount of liquidating distributions to which they are entitled as provided in Section 6(a) of this Schedule D, the holders of Series F Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

7. Redemption.

Notwithstanding anything to the contrary contained in this Schedule D or the Fifth Amended and Restated Agreement of Limited Partnership, other than preferences in favor of the Series B Preferred Units, Series D Preferred Units and Series E Preferred Units, the Partnership may, from time to time and at any time, redeem any or all of the Series F Preferred Units for an amount equal to $1000, plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of such redemption (including all accumulated and unpaid distributions).

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SCHEDULE E

1. Definitions. As used in this Schedule E, the following terms shall have the meanings set forth below, unless the context otherwise requires:

“Distribution Payment Date” shall mean, with respect to any distribution period, the first day of January, April, July and October of each year, or, if not a business day, the next succeeding business day (provided no interest, additional distributions or other sums shall accrue or accumulate on the amount so payable for the period from and after the Distribution Payment Date to the next succeeding business day).

2. Designation and Number; Etc. The Series G Preferred Units have been established and shall have such rights, preferences, limitations and qualifications as are described herein (in addition to the rights, preferences, limitations and qualifications contained in the Fifth Amended and Restated Agreement of Limited Partnership to the extent applicable). The authorized number of Series G Preferred Units shall be 11,500,000. Notwithstanding anything to the contrary contained herein, in the event of a conflict between the provisions of this Schedule E and any other provision of the Fifth Amended and Restated Agreement of Limited Partnership, the provisions of this Schedule E shall control.

3. Rank. The Series G Preferred Units shall, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, rank as follows:

(a) senior to all classes or series of Common Units, Series K Preferred Units, Series L Preferred Units and to all Units the terms of which provide that such Units shall rank junior to the Series G Preferred Units;

(b) on a parity with the Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units and each series of Preferred Units issued by the Partnership which does not provide by its express terms that it ranks junior or senior in right of payment to the Series G Preferred Units with respect to payment of distributions or amounts upon liquidation, dissolution or winding-up; and

(c) junior to any class or series of Preferred Units issued by the Partnership that ranks senior to the Series G Preferred Units.

4. Voting. The Partnership shall not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Units of the Series G Preferred Units voting separately as a class:

(a) authorize, create or increase the authorized or issued amount of any class or series of partnership interests of the Partnership ranking senior to the Series G Preferred Units with respect to the payment of distributions or rights upon liquidation, dissolution or winding up of the Partnership, or reclassify any authorized partnership interests into, or create, authorize or issue any obligation or interest convertible into, exchangeable for or evidencing the right to purchase, any such senior partnership interests; or

(b) amend, alter or repeal the provisions of these Series G Preferred Units, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series G Preferred Units or the holders thereof.

For purposes of this Section 4, each Series G Preferred Unit shall have one (1) vote. Notwithstanding anything to the contrary contained herein, the foregoing voting provisions shall not apply if, prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series G Preferred Units shall have been converted or redeemed. Except as provided herein, the holders of Series G Preferred Units shall not have any voting or consent rights or other rights to participate in the management of the Partnership or to receive notices of meetings.

5. Distributions.

(a) Subject to the rights of the holders of Preferred Units ranking senior to or on parity with the Series G Preferred Units, the holders of Series G Preferred Units shall be entitled to receive on each

Distribution Payment Date, out of assets of the Partnership legally available for the payment of the distributions, quarterly cumulative cash distributions at the rate of 6.375% per year of the $25.00 liquidation preference per Unit, which is equivalent to $1.59375 per Unit of Series G Preferred Unit per year. Distributions on the Series G Preferred Units shall only be paid when, as and if declared by the General Partner, however, distributions shall accumulate whether or not so declared.

(b) Distributions on the Series G Preferred Units shall accrue and be cumulative from, and including, the date of original issuance and shall be payable (when, as and if declared by the General Partner) quarterly in arrears on each Distribution Payment Date of each year. The initial distribution on the Series G Preferred Units, which shall be paid on April 1, 2013 if declared by the General Partner, shall be for less than a full quarter and shall be in the amount of $0.2125 per Series G Preferred Unit. The amount of this initial distribution has been prorated and computed, and the Partnership will prorate and compute any other distribution payable for a partial distribution period, on the basis of a 360-day year consisting of twelve 30-day months. Distributions payable on the Series G Preferred Units for each full distribution period shall be computed by dividing the annual distribution rate by four.

(c) The Partnership shall pay distributions to holders of record at the close of business on the applicable distribution record date. The record date for distributions upon the Series G Preferred Units shall be the fifteenth day of the calendar month immediately preceding the calendar month in which the related Distribution Payment Date falls, or such other date that the General Partner shall designate for the payment of distributions that is not more than 30 nor less than 10 day prior to the applicable Distribution Payment Date.

(d) No distribution on the Series G Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as and to the extent that the terms and provisions of any bona fide agreement of the Partnership, including any agreement relating to bona fide indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or to the extent that such declaration of payment shall be restricted or prohibited by law (and such failure to pay distributions on the Series G Preferred Units shall prohibit other distributions by the Partnership as described in this Schedule E).

(e) Distributions on the Series G Preferred Units shall accrue and accumulate, however, whether the Partnership has earnings, whether there are funds legally available for the payment of distributions and whether such distributions are declared by the General Partner.

(f) Except as provided in Section 5(g) of this Schedule E, so long as any Series G Preferred Units are outstanding, (i) no cash or non-cash distributions (other than in Series K Preferred Units, Series L Preferred Units, Common Units or other Units ranking junior to the Series G Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership) shall be declared or paid or set apart for payment upon the Series K Preferred Units, Series L Preferred Units, Common Units or any other class or series of partnership interests in the Partnership or Units ranking, as to payment of distributions or amounts distributable upon liquidation, dissolution or winding-up of the Partnership, on a parity with or junior to the Series G Preferred Units, for any period and (ii) no Series K Preferred Units, Series L Preferred Units, Common Units or other Units ranking junior to or on a parity with the Series G Preferred Units as to payment of distributions or amounts upon liquidation, dissolution or winding-up of the Partnership shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Units) by the Partnership (except by conversion into or exchange for other Units ranking junior to the Series G Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership or by redemptions pursuant to Rights Agreements) unless, in the case of either clause (i) or (ii), full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment in the next 30 days on the Series G Preferred Units for all distribution periods ending on or prior to the Distribution Payment Date for the Series K Preferred Units,

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Series L Preferred Units, Common Units or such other class or series of Unit or the date of such redemption, purchase or other acquisition.

(g) When distributions are not paid in full (or a sum sufficient for such full payment is not set apart for such payment in the next 30 days) upon the Series G Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series G Preferred Units, all distributions declared upon the Series G Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series G Preferred Units shall be declared or paid pro rata so that the amount of distributions declared per Unit of Series G Preferred Units and such other partnership interests in the Partnership shall in all cases bear to each other the same ratio that accrued and unpaid distributions per Unit on the Series G Preferred Units and such other partnership interests in the Partnership (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Units do not have cumulative distributions) bear to each other.

(h) No interest shall be payable in respect of any distribution payment on the Series G Preferred Unit that may be in arrears. Holders of the Series G Preferred Units shall not be entitled to any distribution, whether payable in cash, property, or stock, in excess of the full cumulative distributions on the Series G Preferred Unit to which they are entitled. Any distribution payment made on Series G Preferred Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to such Units that remains payable.

(i) If, for any taxable year, the Partnership elects to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section) any portion of the total distributions (as determined for Federal income tax purposes) paid or made available for the year to holders of all partnership interests of the Partnership (the “Capital Gains Amount”), then the portion of the Capital Gains Amount that shall be allocable to holders of the Series G Preferred Unit shall be in the same portion that the total distributions paid or made available to the holders of the Series G Preferred Unit for the year bears to the total distributions for the year made with respect to all partnership interests in the Partnership.

(j) Distributions with respect to the Series G Preferred Units are intended to qualify as permitted distributions of cash that are not treated as a disguised sale within the meaning of Treasury Regulation §1.707-4 and the provisions of this Schedule E shall be construed and applied consistently with such Treasury Regulations.

6. Liquidation Preference.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, before any payment or distribution of the assets of the Partnership (whether capital or surplus) shall be made to or set apart for the holders of Series K Preferred Units, Series L Preferred Units, Common Units or any other partnership interests in the Partnership or Units ranking junior to the Series G Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding-up of the Partnership, the holders of the Series G Preferred Units shall, with respect to each such Unit, be entitled to receive, out of the assets of the Partnership available for distribution to Partners after payment or provision for payment of all debts and other liabilities of the Partnership and subject to the rights of the holders of any series of Preferred Units ranking senior to or on parity with the Series G Preferred Units with respect to payment of amounts upon liquidation, dissolution or winding-up of the Partnership, an amount equal to $25.00 (or property having a fair market value as determined by the General Partner valued at $25.00 per Series G Preferred Unit), plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution (including all accumulated and unpaid distributions).

(b) If, upon any such voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of the Series G Preferred

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Units are insufficient to pay in full the preferential amount aforesaid on the Series G Preferred Units and liquidating payments on any other Units or partnership interests in the Partnership of any class or series ranking, as to payment of distributions and amounts upon the liquidation, dissolution or winding-up of the Partnership, on a parity with the Series G Preferred Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series G Preferred Units and any such other Units or partnership interests in the Partnership ratably in accordance with the respective amounts that would be payable on such Series G Preferred Units and such other Units or partnership interests in the Partnership if all amounts payable thereon were paid in full.

(c) Written notice of such liquidation, dissolution or winding-up of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series G Preferred Units at the respective addresses of such holders as the same shall appear on the transfer records of the Partnership.

(d) After payment of the full amount of liquidating distributions to which they are entitled as provided in Section 6(a) of this Schedule E, the holders of Series G Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

(e) For the purposes of this Section 6, none of (i) a consolidation or merger of the Partnership with or into another entity, (ii) a merger of another entity with or into the Partnership or (iii) a sale, lease or conveyance of all or substantially all of the Partnership’s assets, properties or business shall be deemed to be a liquidation, dissolution or winding-up of the Partnership (unless all or substantially all of the proceeds thereof are distributed by the Partnership, in which case a liquidation, dissolution or winding-up of the Partnership shall be deemed to have occurred).

7. Redemption.

(a) Optional Redemption. Except with respect to a Special Optional Redemption (as defined in Section 7(b) below) and a REIT Qualification Optional Redemption (as defined in Section 7(c) below), the Partnership may not redeem the Series G Preferred Units prior to February 13, 2018. On or after February 13, 2018, the Partnership, at its option, upon giving the notice described in paragraph 7(d) below, may redeem the Series G Preferred Units, in whole at any time or in part from time to time, for cash, at a redemption price of $25.00 per Unit, plus all accumulated and unpaid distributions (whether or not declared) to, but not including, the date of redemption (such redemption, an “Optional Redemption”).

(b) Special Optional Redemption.

(i) Upon the occurrence of a Change of Control (as defined below), the Partnership may, at its option, redeem the Series G Preferred Units, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash, at a redemption price of $25.00 per Unit, plus all accumulated and unpaid distributions (whether or not declared) to, but not including, the date of redemption (such redemption, a “Special Optional Redemption”).

(ii) A “Change of Control” occurs when, after the initial delivery of the Series G Preferred Units, the following have occurred and are continuing:

(1) the acquisition by any person, including any syndicate or group deemed to be a “person” under
Section 13(d)(3) of the Securities Exchange Act, of 1934, as amended (the “Exchange Act”), of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Public REIT’s stock entitling that person to exercise more than 50% of the total voting power of the Public REIT’s stock entitled to vote generally in the election of the Public REIT’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such

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right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(2) following the closing of any transaction referred to in the immediately preceding paragraph (1), neither the Public REIT nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts (“ADRs”) representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE MKT or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

(c) REIT Qualification Optional Redemption. If the Public REIT is required to redeem a holder’s Series A Preferred Stock to prevent a violation of the Stock Ownership Limit (as defined in the Article XIV of the Public REIT’s certificate of incorporation), then the Partnership may, at its option, redeem the Series G Preferred Units of such holder, in the same amount as required by the Public REIT to comply with the Stock Ownership Limit, for cash at a redemption price of $25.00 per Unit, plus all accumulated and unpaid distributions (whether or not declared), to, but not including, the date of redemption (such redemption, a “REIT Qualification Optional Redemption”).

(d) Redemption Procedures.

(i) If the Partnership elects to redeem the Series G Preferred Units as described above, the Partnership shall provide to each record holder of the Series G Preferred Units a notice of redemption not fewer than 30 days nor more than 60 days before the redemption date. The Partnership shall send the notice to the address shown on the books and records of the Partnership. A failure to give notice of redemption or any defect in the notice or in its provision shall not affect the validity of the redemption of any Series G Preferred Units, except as to the holder to whom notice was defective. Each notice shall state the following:

(1) the redemption date;

(2) the redemption price and accumulated and unpaid distributions payable on the redemption date;

(3) the number of Units of Series G Preferred Units to be redeemed;

(4) the place or places where the certificates, if any, representing Units of Series G Preferred Units are to be surrendered for payment of the redemption price;

(5) procedures for surrendering non-certificated Units of Series G Preferred Units for payment of the redemption price;

(6) that distributions on the Units of Series G Preferred Units to be redeemed will cease to accrue and accumulate on such redemption date (unless the Corporation defaults in payment of the redemption price and all accumulated and unpaid dividends);

(7) that payment of the redemption price and any accumulated and unpaid distributions will be made upon presentation and surrender of such Series G Preferred Units;

(8) in the case of a Special Optional Redemption, that the Series G Preferred Unit is being redeemed pursuant to the special optional redemption right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control.

(ii) If the Partnership redeems fewer than all of the Units of the Series G Preferred Units, the Partnership shall determine the number of Units to be redeemed. In such circumstances, the Units of the Series G Preferred Units to be redeemed shall be selected pro rata or in another equitable manner determined by the Partnership.

(iii) If the Partnership has given a notice of redemption and has irrevocably set aside sufficient funds for the redemption in trust for the benefit of the holders of the Series G Preferred Units called for redemption, then from and after the redemption date (unless the Partnership defaults in payment of the

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redemption price and all accumulated and unpaid distributions), those Series G Preferred Units shall be treated as no longer being outstanding, no further distributions shall accrue or accumulate and all other rights of the holders of those Units of Series G Preferred Units shall terminate. The holders of those Series G Preferred Units shall retain their right to receive the redemption price for their Units and any accumulated and unpaid distributions through, but not including, the redemption date, without interest.

(iv) If a redemption date falls after a distribution record date and prior to the corresponding Distribution Payment Date, the holders of Series G Preferred Units at the close of business on a distribution record date shall be entitled to receive the distribution payable with respect to the Series G Preferred Units on the corresponding payment date notwithstanding the redemption of the Series G Preferred Units between such record date and the corresponding payment date or the default in the payment of the distribution due. Except as provided above, the Partnership will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series G Preferred Units to be redeemed.

(v) Notwithstanding the foregoing, unless full cumulative distributions on all Units of the Series G Preferred Units have been or contemporaneously are declared and paid or declared and a sufficient sum set apart for payment for all past distribution periods and the then current distributions period, the Partnership may not:

(1) redeem any Units of the Series G Preferred Units or any class or series of partnership interests of the Partnership ranking junior to or on parity with the Series G Preferred Units as to distribution rights or rights upon liquidation, dissolution or winding up unless the Partnership simultaneously redeems all Units of the Series G Preferred Units; or

(2) purchase or otherwise acquire directly or indirectly any of the Series G Preferred Units or any other partnership interests of the Partnership ranking junior to or on parity with the Series G Preferred Units as to distribution rights or rights upon liquidation, dissolution or winding up, except by exchange for Units of partnership interests ranking junior to the Series G Preferred Units as to dividend rights and rights upon liquidation, dissolution or winding up;

provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition by the Partnership of any partnership interests of the Partnership to the extent necessary to preserve the Partnership’s REIT status.

(e) Notwithstanding the foregoing, if the Partnership has provided or provides irrevocable notice of redemption with respect to the Series G Preferred Units (whether pursuant to an Optional Redemption, REIT Qualification Optional Redemption or Special Optional Redemption), the holders of Series G Preferred Unit shall not have the conversion right described in subsection Section 8 below with respect to the Series G Preferred Units called for redemption (unless the Partnership defaults in the payment of the redemption price and accumulated and unpaid distributions).

8. Conversion Rights. Holders of Series G Preferred Units shall have the right to convert all or a portion of such Units into Series K Preferred Units or Common Units, as follows:

(a) Upon the occurrence of a Change of Control, a holder of Series G Preferred Units shall have the right (unless, prior to the Change of Control Conversion Date (as defined in Section 8(e) below), the Partnership has provided or provides irrevocable notice of its election to redeem the Series G Preferred Units as described in Section 7 above, in which case such holder will only have the right with respect to the Units of Series G Preferred Units not called for redemption (unless the Partnership defaults in the payment of the redemption price and accumulated and unpaid distributions in which case such holder will again have a conversion right with respect to the Units of Series G Preferred Units subject to such default in payment)) to convert any whole number of Series G Preferred Units held by such holder (the “Change of Control Conversion Right”) into Series K Preferred Units or Common Units. Each Series G Preferred Unit shall be convertible on the Change of Control Conversion Date into the number of Series K Preferred Units or

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Common Units (whichever is elected by the holder of Series G Preferred Units) (the “Series K Preferred Unit Conversion Consideration” and the “Common Unit Conversion Consideration,” as applicable) equal to the lesser of (i) the quotient obtained by dividing (A) the product of (y) the $25.00 per Unit liquidation preference amount, plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series G Preferred Unit distribution payment and prior to the corresponding Series G Preferred Unit distribution payment date, in which case no additional amount for such accumulated and unpaid distribution will be included in this sum) and (z) the Conversion Factor (as then in effect and as defined in the Partnership Agreement) by (B) the Class A Stock Price or Class C Stock Price, as applicable (such quotient, the “Conversion Rate”); or (ii) [2.4679]3 (the “Series K Unit Cap”) in the case of Series K Preferred Units and 2.4679 (the “Common Unit Cap”) in the case of Common Units, in each case subject to certain adjustments described below. No fractional Common Units will be issued upon any conversion of Series G Preferred Units. Instead, the number of Series K Preferred Units or Common Units to be issued upon each conversion shall be rounded to the nearest whole number of Series K Preferred Units or Common Units, as applicable. A Series G Preferred Unit shall entitle its holder to convert such Unit into either, but not both, of Series K Preferred Units or Common Units. If a holder of a Series G Preferred Unit makes no election on whether to receive Series K Preferred Units or Common Units, such holder shall receive Series K Preferred Units upon conversion in accordance with this paragraph.

(b) Each of the Series K Unit Cap and the Common Unit Cap, as applicable, is subject to pro rata adjustments from time to time:

(i) If the Partnership shall, after the date on which the Series G Preferred Units are first issued, (i) pay or make a distribution of Series K Preferred Units or Common Units to holders of partnership interests or Units, (ii) subdivide its outstanding Series K Preferred Units or Common Units into a greater number of Series K Preferred Units or Units, as applicable, or distribute Series K Preferred Units or Common Units to the holders thereof, (iii) combine its outstanding Series K Preferred Units or Common Units into a smaller number of Units or (iv) issue any partnership interests or Units by reclassification of its Series K Preferred Units or Common Units (each, an “Adjustment Event”), then upon such Adjustment Event, the Series K Unit Cap or the Common Unit Cap, as applicable, shall be adjusted. The adjusted Series K Unit Cap shall be the product obtained by multiplying (i) the Series K Unit Cap in effect immediately prior to such Adjustment Event by (ii) a fraction, the numerator of which is the number of Series K Preferred Units outstanding after giving effect to such Adjustment Event and the denominator of which is the number of Series K Preferred Units outstanding immediately prior to such Adjustment Event. The adjusted Common Unit Cap shall be the product obtained by multiplying (i) the Common Unit Cap in effect immediately prior to such Adjustment Event by (ii) a fraction, the numerator of which is the number of Common Units outstanding after giving effect to such Adjustment Event and the denominator of which is the number of Common Units outstanding immediately prior to such Adjustment Event. The adjustment provided by this Section 8(b) shall adjust the Series K Unit Cap or the Common Unit Cap, as applicable, upon an Adjustment Event so that the holder of any Series G Preferred Unit thereafter surrendered for conversion shall be entitled to receive the number of Series K Preferred Units, Common Units or other partnership interests or securities that such holder would have owned or have been entitled to receive after the happening of any of the Adjustment Events described above had such Series G Preferred Unit been converted immediately prior to the record date in the case of a distribution or the effective date in the case of a subdivision, combination or reclassification

(ii) For the avoidance of doubt, subject to the immediately succeeding sentence, (A) the aggregate number of Series K Preferred Units issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 28,380,850 Series K Preferred Units (the “Series K Exchange Cap”)

[3]	Series K Unit Cap to match Class A Share Cap, as defined in the Series Designation for the Series A Preferred Stock of GGP.

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and (B) the aggregate number of Common Units issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 28,380,850 Common Units (the “Common Exchange Cap”). The Series K Exchange Cap and the Common Exchange Cap are each subject to pro rata adjustments for any Adjustment Event on the same basis as the corresponding adjustments to the Unit Cap.

(c) Within fifteen (15) days following the occurrence of a Change of Control, the Partnership shall provide to the holders of the Series G Preferred Units a notice of occurrence of the Change of Control the describes the resulting Change of Control Conversion Right. This notice shall state the following:

(i) the events constituting the Change of Control;

(ii) the date of the Change of Control;

(iii) the last date on which the holders of Series G Preferred Units may exercise their Change of Control Conversion Right;

(iv) the method and period for calculating the Class A Stock Price and the Class C Stock Price, as applicable;

(v) the Change of Control Date;

(vi) that if, prior to the Change of Control Conversion Date, the Partnership has provided or provides irrevocable notice of the election to redeem all or any portion of the Series G Preferred Units, holders will not be able to convert Series G Preferred Units designated for redemption and such Units will be redeemed on the related redemption date, even if such Units have already been tendered for conversion pursuant to the Change of Control Conversion Right (unless the Partnership defaults in payment of the redemption price and all accumulated and unpaid dividends);

(vii) the procedures that the holders of the Series G Preferred Units must follow to exercise the Change of Control Conversion Right; and

(viii) the last date on which holders of Series G Preferred Units may withdraw Units surrendered for conversion and the procedures such holders must follow to effect such a withdrawal.

(d) To exercise the Change of Control Conversion Right, the holders of the Series G Preferred Units shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, a conversion notice to the Partnership stating the relevant Change of Control Conversion Date, the number of Units of Series G Preferred Units to be converted, any election to receive Common Unit Conversion Consideration in lieu of Series K Preferred Unit Conversion Consideration, and that the Series G Preferred Units are to be converted pursuant to the applicable provisions of the Series G Preferred Units.

(e) The “Change of Control Conversion Date” is the date the Series G Preferred Units are to be converted, which shall be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Partnership provides the notice described above to the holders of the Series G Preferred Units.

(f) The “Class A Stock Price” shall be (i) if the consideration to be received in the Change of Control by the holders of Class A Stock of the Public REIT is solely cash, the amount of cash consideration per share of Class A Stock of the Public REIT or (ii) if the consideration to be received in the Change of Control by holders of Class A Stock of the Public REIT is other than solely cash, (x) the average of the closing sale prices per share of Class A Stock of the Public REIT (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Class A Stock of the Public REIT is then traded, (y) the average of the last quoted bid prices for the Class A Stock of the Public REIT in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Class A Stock of the Public REIT is not then listed for

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trading on a U.S. securities exchange, or (z) if there are no such quoted bid prices, the value of a share of Class A Stock as determined in good faith by the Board of Directors of the Public REIT.

(g) The “Class C Stock Price” shall be (i) if the consideration to be received in the Change of Control by the holders of Class C Stock of the Public REIT is solely cash, the amount of cash consideration per share of Class C Stock of the Public REIT or (ii) if the consideration to be received in the Change of Control by holders of Class C Stock of the Public REIT is other than solely cash (x) the average of the closing sale prices per share of Class C Stock of the Public REIT (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Class C Stock of the Public REIT is then traded, (y) the average of the last quoted bid prices for the Class C Stock of the Public REIT in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Class C Stock of the Public REIT is not then listed for trading on a U.S. securities exchange, or (z) if there are no such quoted bid prices, the value of a share of Class C Stock as determined in good faith by the Board of Directors of the Public REIT.

(h) Holders of Series G Preferred Units may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Partnership prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice must state the number of withdrawn Units of Series G Preferred Units and the number of Units of Series G Preferred Units, if any, that remain subject to the conversion notice.

(i) Units of Series G Preferred Units as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into Series K Preferred Unit Conversion Consideration or Common Unit Conversion Consideration, as applicable, in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date the Partnership has provided or provides notice of the election to redeem such Series G Preferred Units pursuant to Section 7 above, in which case the holders of Series G Preferred Units shall not have the conversion right with respect to the Units of Series G Preferred Units so called for redemption (unless the Partnership defaults in the payment of the redemption price and accumulated and unpaid dividends). If the Partnership elects to redeem Series G Preferred Units that would otherwise be converted into the Series K Preferred Units or Common Units on a Change of Control Conversion Date, such Series G Preferred Units shall not be so converted and the holders of such Units shall be entitled to receive on the applicable redemption date $25.00 per Unit, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date, in accordance with the provisions of Section 7 above.

(j) In connection with the exercise of any Change of Control Conversion Right, the Partnership shall comply with all federal and state securities laws and stock exchange rules in connection with any conversion of Series G Preferred Units into Series K Preferred Units, Common Units or other property.

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SCHEDULE F

1. Definitions. As used in this Schedule F, the following terms shall have the meanings set forth below, unless the context otherwise requires:

“Applicable Margin” means, at any date of determination, a percentage per annum determined by reference to the Loan-to-Value Ratio as set forth below:

Pricing Level	Loan-to-Value Ratio	Applicable Margin for Base Rate Units	Applicable Margin for LIBOR Units
I	≤ 65%	1.50%	2.50%
II	> 65%	1.75%	2.75%

The Applicable Margin for each Base Rate Unit shall be determined by reference to the Loan-to-Value Ratio in effect from time to time and the Applicable Margin for each LIBOR Unit shall be determined by reference to the Loan-to-Value Ratio in effect on the first day of such distribution period.

“Base Rate” shall mean, with respect to any day, a rate per annum equal to the highest of (a) the Federal Funds Rate for such day plus  1⁄2 of 1% per annum, (b) the Prime Rate for such day, and (c) the one-month LIBOR Rate plus 1% per annum. Each change in any interest rate provided for herein based upon the Base Rate resulting from a change in the Base Rate shall take effect at the time of such change in the Base Rate.

“Base Rate Unit” shall mean Series H Preferred Units that generate monthly distributions based upon the Base Rate.

“Default Rate” shall mean a rate per annum that is equal to the lesser of (a) maximum nonusurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the indebtedness evidenced by the note issued by General Growth Properties, Inc., as borrower under the Loan Agreement, under the laws of such state or states whose laws are held by any court of competent jurisdiction to govern the interest rate provisions of the Loan, or (b) the applicable distribution rate with respect to such Series H Preferred Unit plus 2%.

“Distribution Payment Date” shall mean, with respect to any Distribution Period, the first day of each month of each year, or, if not a business day, the next succeeding business day.

“Distribution Period” means, with respect to any LIBOR Unit, a period of seven (7) days, or one (1), two (2), three (3) or six (6) months, commencing on the date such LIBOR Unit is issued, on the day such LIBOR Unit is converted from a Base Rate Unit or on the last day of the immediately preceding Distribution Period for such Unit and ending on the day which corresponds numerically to such date seven (7) days, or one (1), two (2), three (3) or six (6) months thereafter, as applicable, provided that (i) each Distribution Period of one (1), two (2), three (3) or six (6) months that commences on the last business day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall end on the last business day of the appropriate subsequent calendar month; (ii) each Distribution Period that would otherwise end on a day that is not a business day shall end on the next succeeding business day, provided that if the Maturity Date would otherwise fall on a day that is not a business day, the Maturity Date shall be the immediately preceding business day; provided further that, other than with respect to Distribution Periods of seven days, if said next succeeding business day falls in a new calendar month, such Distribution Period shall end on the immediately preceding business day; (iii) unless the Distribution Period for a LIBOR Unit is seven (7) days, no Libor Unit shall have a Distribution Period of less than one month and, if the Distribution Period for any LIBOR Unit would otherwise be a shorter period, such Unit shall bear interest at the Base Rate plus the Applicable Margin for Base Rate Units; (iv) in no event shall any Distribution Period extend beyond the Maturity Date; and (v) with respect to the Distribution Payment Date occurring in May, 2013, the Distribution Period shall be the period commencing on April 26 and ending on May 1, 2013.

“Federal Funds Rate” means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the business day next succeeding such day, provided that (a) if such day is not a business day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding business day as so published on the next succeeding business day, and (b) if no such rate is so published on such next succeeding business day, the Federal Funds Rate for such day shall be the rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) representing the average of the quotations at approximately 10:00 a.m. (New York City time) on such day on such transactions received by U.S. Bank National Association from three Federal funds brokers of recognized standing selected by U.S. Bank National Association in its sole discretion.

“Prime Rate” means from time to time, the rate of interest established by U.S. Bank National Association as its prime commercial lending rate.

“LIBOR Unit” shall mean Series H Preferred Units that generate monthly distributions at the LIBOR Rate.

“LIBOR Rate” shall mean, with respect to any LIBOR Unit and a particular Distribution Period, (i) for the first Distribution Period (i.e., ending May 1, 2013), 2.6875% per annum and (ii) for each Distribution Period thereafter, the LIBOR rate taken from Reuters Screen LIBOR01 page or any successor thereto, which shall be that LIBOR rate in effect two New York Banking Days prior to such Distribution Period, adjusted for any reserve requirement and any subsequent costs arising from a change in government regulation, such rate rounded up to the nearest one-sixteenth percent; provided that the LIBOR Rate shall never be less than zero. The term “New York Banking Day” means any date (other than a Saturday or Sunday) on which commercial banks are open for business in New York, New York.

“Loan Agreement” shall mean the Loan Agreement dated as of April 26, 2013 in the principal sum of $1,500,000,000 by and among General Growth Properties, Inc., as borrower, U.S. Bank National Association, as administrative agent, RBC Capital Markets and U.S. Bank National Association, as joint lead arrangers and bookrunners, and those property guarantors and lenders listed on the signature pages therein. The “Loan” shall mean the loans to be made to General Growth Properties, Inc., as borrower, under the Loan Agreement.

“Loan-to-Value Ratio” shall mean the ratio, as of a particular date, calculated in accordance with the Loan Agreement.

“Maturity Date” shall mean April 26, 2016; provided, however, holders of Series H Preferred Units may extend the Maturity Date for two (2) successive terms (the “Extension Option”) of one (1) year each (each, an “Extension Period”) to (y) April 26, 2017 if the first Extension Option is exercised and (z) April 26, 2018 if the second Extension Option is exercised.

2. Designation and Number; Etc. The Series H Preferred Units have been established and shall have such rights, preferences, limitations and qualifications as are described herein (in addition to the rights, preferences, limitations and qualifications contained in the Fifth Amended and Restated Agreement of Limited Partnership to the extent applicable). The authorized number of Series H Preferred Units shall be 1,500,000. Notwithstanding anything to the contrary contained herein, in the event of a conflict between the provisions of this Schedule F and any other provision of the Fifth Amended and Restated Agreement of Limited Partnership, the provisions of this Schedule F shall control.

3. Rank. The Series H Preferred Units shall, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, rank as follows:

(a) senior to all classes or series of Common Units and to all Units the terms of which provide that such Units shall rank junior to the Series H Preferred Units;

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(b) on a parity with the Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units and each other series of Preferred Units issued by the Partnership which does not provide by its express terms that it ranks junior or senior in right of payment to the Series H Preferred Units with respect to payment of distributions or amounts upon liquidation, dissolution or winding-up; and

(c) junior to any class or series of Preferred Units issued by the Partnership that ranks senior to the Series H Preferred Units.

4. Voting. The Partnership shall not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series H Preferred Units voting separately as a class:

(a) authorize, create or increase the authorized or issued amount of any class or series of partnership interests of the Partnership ranking senior to the Series H Preferred Units with respect to the payment of distributions or rights upon liquidation, dissolution or winding up of the Partnership, or reclassify any authorized partnership interests into, or create, authorize or issue any obligation or interest convertible into, exchangeable for or evidencing the right to purchase, any such senior partnership interests; or

(b) amend, alter or repeal the provisions of these Series H Preferred Units, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series H Preferred Units or the holders thereof.

For purposes of this Section 4, each Series H Preferred Unit shall have one (1) vote. Notwithstanding anything to the contrary contained herein, the foregoing voting provisions shall not apply if, prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series H Preferred Units shall have been redeemed. Except as provided herein, the holders of Series H Preferred Units shall not have any voting or consent rights or other rights to participate in the management of the Partnership or to receive notices of meetings.

5. Unit Type Conversions. The Series H Preferred Units are distinguished by “Type.” The “Type” of Unit refers to whether such Unit is a Base Rate Unit or a LIBOR Unit, each of which constitutes a Type of Series H Preferred Unit. The holders of Series H Preferred Units shall have the right to convert Units of one Type into Units of another Type at any time or from time to time. Unit holders shall designate the Type of Series H Preferred Unit being acquired at the time of issuance, and such Type shall continue unless such holder directs the Partnership to convert such Type into another Type. Absent instructions from a Unit holder to select the duration of any Distribution Period for any LIBOR Unit, such Unit shall continue as a LIBOR Unit with a Distribution Period of one (1) month on the last day of the then-current Distribution Period for such Unit or, if outstanding as a Base Rate Unit, shall remain as a Base Rate Unit.

6. Distributions.

(a) Regular Distributions. Subject to the rights of the holders of Preferred Units ranking senior to or on parity with the Series H Preferred Units, the holders of Series H Preferred Units shall be entitled to receive on each Distribution Payment Date, out of assets of the Partnership legally available for the payment of the distributions, monthly cumulative cash distributions at the following rates per annum on the $1,000 liquidation preference per Series H Preferred Unit:

(i) during such periods as the Series H Preferred Units are Base Rate Units, the Base Rate plus the Applicable Margin; and

(ii) during such periods as the Series H Preferred Units are LIBOR Units, the LIBOR Rate for such period plus the Applicable Margin.

Notwithstanding anything to the contrary contained herein, after the Maturity Date and during any period when an Event of Default exists (as such term is defined in the Loan Agreement), the holders of Series H

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Preferred Units shall be entitled to receive on each Distribution Payment Date, cash distributions at the applicable Default Rate on $1,000 liquidation preference per Unit and all distributions thereon not paid when due. In addition to any distributions due under this Section 6, the Partnership shall pay to holders of Series H Preferred Units a late payment premium in the amount of two percent (2%) of any payments of distributions made two days after the Distribution Payment Date.

(b) Distributions on the Series H Preferred Units shall only be paid when, as and if declared by the General Partner, however, distributions shall accumulate whether or not so declared.

(c) Distributions on the Series H Preferred Units shall accrue and be cumulative from, and including, the date of original issuance and shall be payable (when, as and if declared by the General Partner) monthly in arrears on each Distribution Payment Date. The initial distribution on the Series H Preferred Units, which shall be paid on May 1, 2013 if declared by the General Partner, shall be for less than a full month and shall be in the amount of $559,895.83 per Series H Preferred Unit. Distributions payable on the Series H Preferred Units shall be computed on the basis of a year of 360 days and actual days elapsed (including the first day but excluding the last day) occurring in the period for which such Distribution is payable.

(d) The Partnership shall pay distributions to holders of record at the close of business on the applicable distribution record date. The record date for distributions upon the Series H Preferred Units shall be the business day immediately preceding the related Distribution Payment Date, or such other date that the General Partner shall designate that is not more than 30 days prior to the applicable Distribution Payment Date.

(e) No distribution on the Series H Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as and to the extent that the terms and provisions of any bona fide agreement of the Partnership, including any agreement relating to bona fide indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or to the extent that such declaration of payment shall be restricted or prohibited by law (and such failure to pay distributions on the Series H Preferred Units shall prohibit other distributions by the Partnership as described in this Schedule F).

(f) Distributions on the Series H Preferred Units shall accrue and accumulate, however, whether the Partnership has earnings, whether there are funds legally available for the payment of distributions and whether such distributions are declared by the General Partner.

(g) Except as provided in Section 6(h) of this Schedule F, so long as any Series H Preferred Units are outstanding, (i) no cash or non-cash distributions (other than in Common Units or other Units ranking junior to the Series H Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership) shall be declared or paid or set apart for payment upon the Common Units or any other class or series of partnership interests in the Partnership or Units ranking, as to payment of distributions or amounts distributable upon liquidation, dissolution or winding-up of the Partnership, on a parity with or junior to the Series H Preferred Units, for any period and (ii) no Common Units or other Units ranking junior to or on a parity with the Series H Preferred Units as to payment of distributions or amounts upon liquidation, dissolution or winding-up of the Partnership shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Units) by the Partnership (except by conversion into or exchange for other Units ranking junior to the Series H Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership or by redemptions pursuant to any redemption rights agreements) unless, in the case of either clause (i) or (ii), full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment.

(h) When distributions are not paid in full (or a sum sufficient for such full payment is not set apart for such payment) upon the Series H Preferred Units and any other partnership interests in the Partnership or

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Units ranking on a parity as to payment of distributions with the Series H Preferred Units, all distributions declared upon the Series H Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series H Preferred Units shall be declared or paid pro rata so that the amount of distributions declared per Unit of Series H Preferred Units and such other partnership interests in the Partnership shall in all cases bear to each other the same ratio that accrued and unpaid distributions per Unit on the Series H Preferred Units and such other partnership interests in the Partnership (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Units do not have cumulative distributions) bear to each other.

(i) Any distribution payment made on Series H Preferred Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to such Units that remains payable.

(j) If, for any taxable year, the Partnership elects to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section) any portion of the total distributions (as determined for Federal income tax purposes) paid or made available for the year to holders of all partnership interests of the Partnership (the “Capital Gains Amount”), then the portion of the Capital Gains Amount that shall be allocable to holders of the Series H Preferred Units shall be in the same portion that the total distributions paid or made available to the holders of the Series H Preferred Units for the year bears to the total distributions for the year made with respect to all partnership interests in the Partnership.

(k) Distributions with respect to the Series H Preferred Units are intended to qualify as permitted distributions of cash that are not treated as a disguised sale within the meaning of Treasury Regulation §1.707-4 and the provisions of this Schedule F shall be construed and applied consistently with such Treasury Regulations.

7. Liquidation Preference.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, before any payment or distribution of the assets of the Partnership (whether capital or surplus) shall be made to or set apart for the holders of Common Units or any other partnership interests in the Partnership or Units ranking junior to the Series H Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding-up of the Partnership, the holders of the Series H Preferred Units shall, with respect to each such Unit, be entitled to receive, out of the assets of the Partnership available for distribution to Partners after payment or provision for payment of all debts and other liabilities of the Partnership and subject to the rights of the holders of any series of Preferred Units ranking senior to or on parity with the Series H Preferred Units with respect to payment of amounts upon liquidation, dissolution or winding-up of the Partnership, an amount equal to $1,000.00 (or property having a fair market value as determined by the General Partner valued at $1,000.00 per Series H Preferred Unit), plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution (including all accumulated and unpaid distributions).

(b) If, upon any such voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of the Series H Preferred Units are insufficient to pay in full the preferential amount aforesaid on the Series H Preferred Units and liquidating payments on any other Units or partnership interests in the Partnership of any class or series ranking, as to payment of distributions and amounts upon the liquidation, dissolution or winding-up of the Partnership, on a parity with the Series H Preferred Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series H Preferred Units and any such other Units or partnership interests in the Partnership ratably in accordance with the respective amounts that would be payable on such Series H Preferred Units and such other Units or partnership interests in the Partnership if all amounts payable thereon were paid in full.

(c) Written notice of such liquidation, dissolution or winding-up of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be

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payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series H Preferred Units at the respective addresses of such holders as the same shall appear on the transfer records of the Partnership.

(d) After payment of the full amount of liquidating distributions to which they are entitled as provided in Section 7(a) of this Schedule F, the holders of Series H Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

(e) For the purposes of this Section 7, none of (i) a consolidation or merger of the Partnership with or into another entity, (ii) a merger of another entity with or into the Partnership or (iii) a sale, lease or conveyance of all or substantially all of the Partnership’s assets, properties or business shall be deemed to be a liquidation, dissolution or winding-up of the Partnership (unless all or substantially all of the proceeds thereof are distributed by the Partnership, in which case a liquidation, dissolution or winding-up of the Partnership shall be deemed to have occurred).

8. Redemption.

(a) Mandatory Redemptions.

(i) Extension Period Redemptions. On each Distribution Payment Date during each Extension Period, the Partnership shall redeem a number of Series H Preferred Units equal to the quotient obtained by dividing (y) the Extension Period Redemption Payment by (z) the liquidation value of $1,000 per Series H Preferred Unit. The Extension Period Redemption Payment shall be an amount calculated by the Partnership equal to the constant monthly principal payments required to fully amortize, over a term of thirty (30) years, the a loan in an amount equal to the then outstanding principal amount of the Loan, assuming a debt constant of 7.58% (calculated based on an annual interest rate of 6.5% and such thirty (30) year amortization schedule).

(ii) On the Maturity Date, the Partnership shall redeem the Series H Preferred Units at a redemption price equal to the $1,000 liquidation value of such Units, plus all accumulated and unpaid distributions.

(b) Optional Redemption. The holders of the Series H Preferred Units shall have the right to redeem the Series H Preferred Units, in whole or in part, for cash, at a redemption price of the $1,000 liquidation value of such Units, plus all accumulated and unpaid distributions and a redemption fee, which shall be an amount equal to the applicable “Prepayment Premium” that would be payable pursuant to the terms of the Loan Agreement in the event the Loan were repaid prior to its maturity date.

9. Purpose. The Series H Preferred Units are issued by the Partnership in accordance with, and pursuant to, Section 4(d)(ii) of the Fifth Amended and Restated Agreement of Limited Partnership of GGP Operating Partnership, LP, and as a direct result of the Unit holders’ contribution of Loan proceeds to the Partnership. Accordingly, the terms set forth on this Exhibit F are intended to be equivalent to the terms of the Note issued by General Growth Properties, Inc., as borrower, under the Loan Agreement. To the extent that the terms herein do not provide such equivalency, whether through omission or otherwise, the Partnership shall be authorized, notwithstanding any provision herein to the contrary, to make such adjustments to the provisions of this Exhibit F and the Series H Preferred Units.

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SCHEDULE G

1. Definitions. As used in this Schedule G, the following terms shall have the meanings set forth below, unless the context otherwise requires:

“Default Rate” shall mean a rate per annum that is equal to the lesser of (a) maximum nonusurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the indebtedness evidenced by the note issued by General Growth Properties, Inc., as borrower under the Loan Agreement, under the laws of such state or states whose laws are held by any court of competent jurisdiction to govern the interest rate provisions of the Loan, or (b) the applicable distribution rate with respect to such Series I Preferred Unit plus 2%.

“Distribution Payment Date” shall mean the first day of each month of each year, or, if not a business day, the next succeeding business day (provided no interest, additional distributions or other sums shall accrue or accumulate on the amount so payable for the period from and after the Distribution Payment Date to the next succeeding business day).

“LIBOR Rate” shall mean the LIBOR rate taken from Reuters Screen LIBOR01 page or any successor thereto, which shall be that LIBOR rate in effect two New York Banking Days prior to the first day of each calendar month, adjusted for any reserve requirement and any subsequent costs arising from a change in government regulation, such rate rounded up to the nearest one-sixteenth percent; provided that the LIBOR Rate shall never be less than zero. The term “New York Banking Day” means any date (other than a Saturday or Sunday) on which commercial banks are open for business in New York, New York.

“Loan Agreement” shall mean the Loan Agreement dated as of September 5, 2013 in the principal sum of $100,000,000 by and among General Growth Properties, Inc., as borrower, Columbia Mall L.L.C., as guarantor, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as lead arranger and bookrunner. The “Loan” shall mean the loans to be made to General Growth Properties, Inc., as borrower, under the Loan Agreement.

“Maturity Date” shall mean September 5, 2018.

2. Designation and Number; Etc. The Series I Preferred Units have been established and shall have such rights, preferences, limitations and qualifications as are described herein (in addition to the rights, preferences, limitations and qualifications contained in the Fifth Amended and Restated Agreement of Limited Partnership to the extent applicable). The authorized number of Series I Preferred Units shall be 100,000. Notwithstanding anything to the contrary contained herein, in the event of a conflict between the provisions of this Schedule G and any other provision of the Fifth Amended and Restated Agreement of Limited Partnership, the provisions of this Schedule G shall control.

3. Rank. The Series I Preferred Units shall, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, rank as follows:

(a) senior to all classes or series of Common Units and to all Units the terms of which provide that such Units shall rank junior to the Series I Preferred Units;

(b) on a parity with the Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units, Series H Preferred Units and each other series of Preferred Units issued by the Partnership which does not provide by its express terms that it ranks junior or senior in right of payment to the Series I Preferred Units with respect to payment of distributions or amounts upon liquidation, dissolution or winding-up; and

(c) junior to any class or series of Preferred Units issued by the Partnership that ranks senior to the Series I Preferred Units.

4. Voting. The Partnership shall not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series I Preferred Units voting separately as a class:

(a) authorize, create or increase the authorized or issued amount of any class or series of partnership interests of the Partnership ranking senior to the Series I Preferred Units with respect to the payment of distributions or rights upon liquidation, dissolution or winding up of the Partnership, or reclassify any authorized partnership interests into, or create, authorize or issue any obligation or interest convertible into, exchangeable for or evidencing the right to purchase, any such senior partnership interests; or

(b) amend, alter or repeal the provisions of these Series I Preferred Units, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series I Preferred Units or the holders thereof.

For purposes of this Section 4, each Series I Preferred Unit shall have one (1) vote. Notwithstanding anything to the contrary contained herein, the foregoing voting provisions shall not apply if, prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series I Preferred Units shall have been redeemed. Except as provided herein, the holders of Series I Preferred Units shall not have any voting or consent rights or other rights to participate in the management of the Partnership or to receive notices of meetings.

5. Distributions.

(a) Regular Distributions. Subject to the rights of the holders of Preferred Units ranking senior to or on parity with the Series I Preferred Units, the holders of Series I Preferred Units shall be entitled to receive on each Distribution Payment Date, out of assets of the Partnership legally available for the payment of the distributions, monthly cumulative cash distributions at the LIBOR Rate on the $1,000 liquidation preference per Series I Preferred Unit. Notwithstanding anything to the contrary contained herein, after the Maturity Date and during any period when an Event of Default exists (as such term is defined in the Loan Agreement), the holders of Series I Preferred Units shall be entitled to receive on each Distribution Payment Date, cash distributions at the applicable Default Rate on $1,000 liquidation preference per Unit and all distributions thereon not paid when due. In addition to any distributions due under this Section 5, the Partnership shall pay to holders of Series I Preferred Units a late payment premium in the amount of two percent (2%) of any payments of distributions made two days after the Distribution Payment Date.

(b) Distributions on the Series I Preferred Units shall only be paid when, as and if declared by the General Partner, however, distributions shall accumulate whether or not so declared.

(c) Distributions on the Series I Preferred Units shall accrue and be cumulative from, and including, the date of original issuance and shall be payable (when, as and if declared by the General Partner) monthly in arrears on each Distribution Payment Date. The initial distribution on the Series I Preferred Units, which shall be paid on October 1, 2013 if declared by the General Partner, shall be for less than a full month and shall be in the amount of approximately $1.3961 per Series I Preferred Unit. Distributions payable on the Series I Preferred Units shall be computed on the basis of a year of 360 days and actual days elapsed (including the first day but excluding the last day) occurring in the period for which such Distribution is payable.

(d) The Partnership shall pay distributions to holders of record at the close of business on the applicable distribution record date. The record date for distributions upon the Series I Preferred Units shall be the business day immediately preceding the related Distribution Payment Date, or such other date that the General Partner shall designate that is not more than 30 days prior to the applicable Distribution Payment Date.

(e) No distribution on the Series I Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as and to the extent that the terms and provisions of any bona fide agreement of the Partnership, including any agreement relating to bona fide indebtedness,

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prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or to the extent that such declaration of payment shall be restricted or prohibited by law (and such failure to pay distributions on the Series I Preferred Units shall prohibit other distributions by the Partnership as described in this Schedule G).

(f) Distributions on the Series I Preferred Units shall accrue and accumulate, however, whether the Partnership has earnings, whether there are funds legally available for the payment of distributions and whether such distributions are declared by the General Partner.

(g) Except as provided in Section 5(h) of this Schedule G, so long as any Series I Preferred Units are outstanding, (i) no cash or non-cash distributions (other than in Common Units or other Units ranking junior to the Series I Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership) shall be declared or paid or set apart for payment upon the Common Units or any other class or series of partnership interests in the Partnership or Units ranking, as to payment of distributions or amounts distributable upon liquidation, dissolution or winding-up of the Partnership, on a parity with or junior to the Series I Preferred Units, for any period and (ii) no Common Units or other Units ranking junior to or on a parity with the Series I Preferred Units as to payment of distributions or amounts upon liquidation, dissolution or winding-up of the Partnership shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Units) by the Partnership (except by conversion into or exchange for other Units ranking junior to the Series I Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership or by redemptions pursuant to any redemption rights agreements) unless, in the case of either clause (i) or (ii), full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment.

(h) When distributions are not paid in full (or a sum sufficient for such full payment is not set apart for such payment) upon the Series I Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series I Preferred Units, all distributions declared upon the Series I Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series I Preferred Units shall be declared or paid pro rata so that the amount of distributions declared per Unit of Series I Preferred Units and such other partnership interests in the Partnership shall in all cases bear to each other the same ratio that accrued and unpaid distributions per Unit on the Series I Preferred Units and such other partnership interests in the Partnership (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Units do not have cumulative distributions) bear to each other.

(i) Any distribution payment made on Series I Preferred Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to such Units that remains payable.

(j) If, for any taxable year, the Partnership elects to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section) any portion of the total distributions (as determined for Federal income tax purposes) paid or made available for the year to holders of all partnership interests of the Partnership (the “Capital Gains Amount”), then the portion of the Capital Gains Amount that shall be allocable to holders of the Series I Preferred Units shall be in the same portion that the total distributions paid or made available to the holders of the Series I Preferred Units for the year bears to the total distributions for the year made with respect to all partnership interests in the Partnership.

(k) Distributions with respect to the Series I Preferred Units are intended to qualify as permitted distributions of cash that are not treated as a disguised sale within the meaning of Treasury Regulation §1.707-4 and the provisions of this Schedule G shall be construed and applied consistently with such Treasury Regulations.

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6. Liquidation Preference.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, before any payment or distribution of the assets of the Partnership (whether capital or surplus) shall be made to or set apart for the holders of Common Units or any other partnership interests in the Partnership or Units ranking junior to the Series I Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding-up of the Partnership, the holders of the Series I Preferred Units shall, with respect to each such Unit, be entitled to receive, out of the assets of the Partnership available for distribution to Partners after payment or provision for payment of all debts and other liabilities of the Partnership and subject to the rights of the holders of any series of Preferred Units ranking senior to or on parity with the Series I Preferred Units with respect to payment of amounts upon liquidation, dissolution or winding-up of the Partnership, an amount equal to $1,000.00 (or property having a fair market value as determined by the General Partner valued at $1,000.00 per Series I Preferred Unit), plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution (including all accumulated and unpaid distributions).

(b) If, upon any such voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of the Series I Preferred Units are insufficient to pay in full the preferential amount aforesaid on the Series I Preferred Units and liquidating payments on any other Units or partnership interests in the Partnership of any class or series ranking, as to payment of distributions and amounts upon the liquidation, dissolution or winding-up of the Partnership, on a parity with the Series I Preferred Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series I Preferred Units and any such other Units or partnership interests in the Partnership ratably in accordance with the respective amounts that would be payable on such Series I Preferred Units and such other Units or partnership interests in the Partnership if all amounts payable thereon were paid in full.

(c) Written notice of such liquidation, dissolution or winding-up of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series H Preferred Units at the respective addresses of such holders as the same shall appear on the transfer records of the Partnership.

(d) After payment of the full amount of liquidating distributions to which they are entitled as provided in Section 6(a) of this Schedule G, the holders of Series I Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

(e) For the purposes of this Section 6, none of (i) a consolidation or merger of the Partnership with or into another entity, (ii) a merger of another entity with or into the Partnership or (iii) a sale, lease or conveyance of all or substantially all of the Partnership’s assets, properties or business shall be deemed to be a liquidation, dissolution or winding-up of the Partnership (unless all or substantially all of the proceeds thereof are distributed by the Partnership, in which case a liquidation, dissolution or winding-up of the Partnership shall be deemed to have occurred).

7. Redemption.

(a) Mandatory Redemptions. On the Maturity Date, the Partnership shall redeem the Series I Preferred Units at a redemption price equal to the $1,000 liquidation value of such Units, plus all accumulated and unpaid distributions.

(b) Optional Redemption. At any time prior to the Maturity Date, the holders of the Series I Preferred Units shall have the right to redeem the Series I Preferred Units, in whole or in part, for cash, at a redemption price of the $1,000 liquidation value of such Units, plus all accumulated and unpaid distributions.

8. Purpose. The Series I Preferred Units are issued by the Partnership in accordance with, and pursuant to, Section 4(d)(ii) of the Fifth Amended and Restated Agreement of Limited Partnership of GGP Operating

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Partnership, LP, as amended, and as a direct result of the Unit holders’ contribution of Loan proceeds to the Partnership. Accordingly, the terms set forth on this Schedule G are intended to be equivalent to the terms of the Note issued by General Growth Properties, Inc., as borrower, under the Loan Agreement. To the extent that the terms herein do not provide such equivalency, whether through omission or otherwise, the Partnership shall be authorized, notwithstanding any provision herein to the contrary, to make such adjustments to the provisions of this Schedule G and the Series I Preferred Units.

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SCHEDULE H

1.1 Designation. A class of Partnership Units in the Partnership designated as “LTIP Units” is hereby established. LTIP Units are intended to qualify as “profits interests” in the Partnership. Two initial series of LTIP Units designated as “AO LTIP Units” and “FV LTIP Units,” respectively, are hereby established. The number of LTIP Units, AO LTIP Units and FV LTIP Units that may be issued by the Partnership shall not be limited.

1.2 Vesting. LTIP Units may, in the sole discretion of the General Partner, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of an award, vesting or other similar agreement (a “Vesting Agreement”). The terms of any Vesting Agreement may be modified by the General Partner from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by the terms of any Stock Plan pursuant to which the LTIP Units are issued, if applicable. LTIP Units that have vested and are no longer subject to forfeiture under the terms of a Vesting Agreement are referred to as “Vested LTIP Units;” all other LTIP Units are referred to as “Unvested LTIP Units.”

1.3 Forfeiture or Transfer of Unvested LTIP Units. Unless otherwise specified in the relevant Vesting Agreement, upon the occurrence of any event specified in a Vesting Agreement resulting in either the forfeiture of any LTIP Units or the repurchase thereof by the Partnership at a specified purchase price, then, upon the occurrence of the circumstances resulting in such forfeiture or repurchase by the Partnership, the relevant LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose or as transferred to the Partnership. Unless otherwise specified in the relevant Vesting Agreement, no consideration or other payment shall be due with respect to any LTIP Units that have been forfeited, other than any distributions declared with a record date prior to the effective date of the forfeiture.

1.4 Legend. Any certificate evidencing an LTIP Unit shall bear an appropriate legend indicating that additional terms, conditions and restrictions on transfer, including without limitation provisions set forth in the Vesting Agreement, apply to the LTIP Unit.
1.7. Adjustments. If an LTIP Unit Adjustment Event (as defined below) occurs, then the General Partner shall make a corresponding adjustment to the LTIP Units to maintain the same correspondence between Series K Preferred Units and LTIP Units as existed prior to such LTIP Unit Adjustment Event. The following shall be “LTIP Unit Adjustment Events:” (A) the Partnership makes a distribution on all outstanding Series K Preferred Units in Units, (B) the Partnership subdivides the outstanding Series K Preferred Units into a greater number of Units or combines the outstanding Series K Preferred Units into a smaller number of Units, or (C) the Partnership issues any Units in exchange for its outstanding Series K Preferred Units by way of a reclassification or recapitalization. If more than one LTIP Unit Adjustment Event occurs, the adjustment to the LTIP Units need be made only once using a single formula that takes into account each and every LTIP Unit Adjustment Event as if all LTIP Unit Adjustment Events occurred simultaneously. If the Partnership takes an action affecting the Series K Preferred Units other than actions specifically described above as LTIP Unit Adjustment Events and in the opinion of the General Partner such action would require an adjustment to the LTIP Units to maintain the correspondence between Series K Preferred Units and LTIP Units as it existed prior to such action, the General Partner shall make such adjustment to the LTIP Units, to the extent permitted by law and by the terms of any Vesting Agreement or plan pursuant to which the LTIP Units have been issued, in such manner and at such time as the General Partner, in its sole discretion, may determine to be appropriate under the circumstances to maintain such correspondence. If an adjustment is made to the LTIP Units as herein provided, the Partnership shall promptly file in the books and records of the Partnership an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing such certificate, the Partnership shall mail a notice to each holder of LTIP Units setting forth the adjustment to his or her LTIP Units and the effective date of such adjustment.

1.8 Right to Convert LTIP Units into Series K Preferred Units.

(a) A holder of LTIP Units shall have the right, at his or her option, at any time to convert all or a portion of his or her Vested LTIP Units as follows and a holder of Common Units received upon conversion of Vested LTIP Units prior to the Pre-Closing Distribution shall have the right, at his or her option, at any time to convert all or a portion of such Common Units as follows (collectively, the “LTIP Unit Conversion Right”):

(1) an AO LTIP Unit that that has become a Vested LTIP Unit may be converted into a number (or fraction thereof) of fully paid and non-assessable Series K Preferred Units, giving effect to all adjustments (if any) made pursuant to Section 1.7 equal to the AO LTIP Conversion Factor (as defined below); and

(2) a FV LTIP Unit that that has become a Vested LTIP Unit (or a Common Unit issued on or before the Pre-Closing Distribution upon conversion of a Vested LTIP Unit) may be converted into a number (or fraction thereof) of fully paid and non-assessable Series K Preferred Units, giving effect to all adjustments (if any) made pursuant to Section 1.7 equal to the FV LTIP Conversion Factor (as defined below).

“AO LTIP Adjustment Factor” shall (i) for each AO LTIP Unit outstanding as of the date hereof, as adjusted for the Pre-Closing Distribution, the Merger (as defined in the Merger Agreement) and all events occurring prior to the date hereof, initially be [            ]4 and (ii) for any AO LTIP Unit issued on or after the date hereof, initially be the number specified as such in the Vesting Agreement. To the extent the Partnership pays any special distribution on the Series K Preferred Units (i.e., a distribution corresponding to a special distribution on the BPY Units) on or after the date hereof, the General Partner shall adjust the AO LTIP Adjustment Factor for each AO LTIP Unit in such manner as it determines, in its sole discretion, is appropriate in order to prevent dilution or enlargement of the rights of such AO LTIP Unit.

“AO LTIP Conversion Factor” shall mean the quotient of (i) the excess of (A) the Conversion Date Value (as defined below) multiplied by the AO LTIP Adjustment Factor over (B) the AO LTIP Unit Participation Threshold (as defined below) for such Vested AO LTIP Unit, divided by (ii) the Conversion Date Value.

“AO LTIP Unit Participation Threshold” shall mean, for each AO LTIP Unit, the amount specified as such in the relevant Vesting Agreement or other documentation pursuant to which such AO LTIP Unit is granted. To the extent the Partnership pays any special distribution on the Series K Preferred Units (i.e., a distribution corresponding to a special distribution on the BPY Units) on or after the date hereof, the General Partner shall adjust the AO LTIP Unit Participation Threshold for each AO LTIP Unit in such manner as it determines, in its sole discretion, is appropriate in order to prevent dilution or enlargement of the rights of such AO LTIP Unit.

“Conversion Date Value” shall mean, for each Vested AO LTIP Unit, the closing price of one share of Class A Stock on a recognized national exchange or any established over-the counter trading system on which dealings take place, or, if no trades were made on any such day, the immediately preceding day on which trades were made; provided that, in the absence of an established market for the Class A Stock, the Conversion Date Value shall mean the value of a share of the Class A Stock as determined by the General Partner in good faith.

[4]	To equal (A) the Equity Award Aggregate Stock Equivalent Amount (as defined in the Merger Agreement) divided by (B) the Conversion Factor (0.96175818).

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“FV LTIP Conversion Factor” shall (i) for each FV LTIP Unit outstanding as of the date hereof and Common Unit issued on or before the Pre-Closing Distribution upon conversion of a Vested LTIP Unit, as adjusted for the Pre-Closing Distribution, the Merger (as defined in the Merger Agreement) and all events occurring prior to the date hereof, initially be [                ]5 and (ii) for any FV LTIP Unit issued on or after the date hereof, shall be the number specified as such in the Vesting Agreement.

(b) In order to exercise his or her LTIP Unit Conversion Right, a Holder of LTIP Units shall deliver a notice (an “LTIP Unit Conversion Notice”) in the form attached as Exhibit X hereto not less than 10 nor more than 60 days prior to a date (the “LTIP Unit Conversion Date”) specified in such LTIP Unit Conversion Notice. Each holder of LTIP Units covenants and agrees with the Partnership that all Vested LTIP Units to be converted pursuant to this Section 1.8 shall be free and clear of all liens.

1.9 Forced Conversion by the Partnership into Common Units.

(a) The Partnership may cause Vested LTIP Units to be converted (a “LTIP Unit Forced Conversion”) into Series K Preferred Units as follows:

(1) at any time after the AO LTIP Unit Forced Conversion Date (as defined below), an AO LTIP Unit that has become a Vested LTIP Unit may be converted by the Partnership into a number (or fraction thereof) of fully paid and non-assessable Series K Preferred Units, giving effect to all adjustments (if any) made pursuant to Section 1.7 equal to the AO LTIP Conversion Factor (as defined above), subject to Section 1.12; and

(2) a FV LTIP Unit that that has become a Vested LTIP Unit may be converted into a number (or fraction thereof) of fully paid and non-assessable Series K Preferred Units, giving effect to all adjustments (if any) made pursuant to Section 1.7 equal to the FV LTIP Conversion Factor (as defined above), subject to Section 1.12;

“AO LTIP Unit Forced Conversion Date” shall mean, for each AO LTIP Unit, the date specified as such herein or in the relevant Vesting Agreement or other documentation pursuant to which such AO LTIP Unit is granted.

(b) In order to exercise its right to cause an LTIP Unit Forced Conversion, the Partnership shall deliver a notice (a “LTIP Unit Forced Conversion Notice”) in the form attached as Exhibit Y hereto to the applicable Holder not less than 10 nor more than 60 days prior to the LTIP Unit Conversion Date specified in such LTIP Unit Forced Conversion Notice. A Forced LTIP Unit Conversion Notice shall be provided in the manner in which notices are generally to be provided in accordance with the Partnership Agreement. Each holder of LTIP Units covenants and agrees with the Partnership that all Vested LTIP Units to be converted pursuant to this Section 1.9 shall be free and clear of all liens.

1.10 Conversion Procedures. Subject to any redemption of Series K Preferred Units to be received upon the conversion of Vested LTIP Units pursuant to Section 1.13, a conversion of Vested LTIP Units for which the Holder thereof has given an LTIP Unit Conversion Notice or for which the Partnership has given a LTIP Unit Forced Conversion Notice shall occur automatically after the close of business on the applicable LTIP Unit Conversion Date without any action on the part of such Holder of LTIP Units, as of which time such Holder of LTIP Units shall be credited on the books and records of the Partnership with the issuance as of the opening of business on the next day of the number of Series K Preferred Units issuable upon such conversion. After the conversion of LTIP Units as aforesaid, the Partnership shall deliver to such Holder of LTIP Units, upon his or her written request, a certificate of the General Partner certifying the number of Series K Preferred Units and remaining LTIP Units, if any, held by such Person immediately after such conversion.

[5]	To equal (A) the Per Share Merger Consideration (as defined in the Merger Agreement) divided by the Conversion Factor (0.96175818) divided by (B) the Parent Common Unit Closing Price (as defined in the Merger Agreement).

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1.11 Treatment of Capital Account. For purposes of making future allocations under the Partnership Agreement, reference to a Partner’s portion of its Economic Capital Account Balance attributable to his or her LTIP Units shall exclude, after the date of conversion of any of its LTIP Units, the portion of such Partner’s Economic Capital Account Balance attributable to the converted LTIP Units.

1.12 Mandatory Conversion in Connection with a Capital Transaction.

(a) If the Partnership, the General Partner or the Public REIT shall be a party to any transaction (including without limitation a merger, consolidation, unit exchange, self tender offer for all or substantially all Series K Preferred Units or other business combination or reorganization, or sale of all or substantially all of the Partnership’s assets, but excluding any transaction which constitutes an LTIP Unit Adjustment Event) as a result of which Series K Preferred Units shall be exchanged for or converted into the right, or the Holders of Series K Preferred Units shall otherwise be entitled, to receive cash, securities or other property or any combination thereof (any such transaction being referred to herein as a “Capital Transaction”), then the General Partner shall, immediately prior to the Capital Transaction, exercise its right to cause an LTIP Unit Forced Conversion with respect to the maximum number of LTIP Units then eligible for conversion, taking into account any allocations that occur in connection with the Capital Transaction or that would occur in connection with the Capital Transaction if the assets of the Partnership were sold at the Capital Transaction price or, if applicable, at a value determined by the General Partner in good faith using the value attributed to the Series K Preferred Units in the context of the Capital Transaction (in which case the LTIP Unit Conversion Date shall be the effective date of the Capital Transaction and the conversion shall occur immediately prior to the effectiveness of the Capital Transaction).

(b) In anticipation of such LTIP Unit Forced Conversion and the consummation of the Capital Transaction, the Partnership shall use commercially reasonable efforts to cause each Holder of LTIP Units to be afforded the right to receive in connection with such Capital Transaction in consideration for the Series K Preferred Units into which his or her LTIP Units will be converted the same kind and amount of cash, securities and other property (or any combination thereof) receivable upon the consummation of such Capital Transaction by a Holder of the same number of Series K Preferred Units, assuming such Holder of Series K Preferred Units is not a Person with which the Partnership consolidated or into which the Partnership merged or which merged into the Partnership or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an Affiliate of a Constituent Person. In the event that Holders of Series K Preferred Units have the opportunity to elect the form or type of consideration to be received upon consummation of the Capital Transaction, prior to such Capital Transaction the General Partner shall give prompt written notice to each Holder of LTIP Units of such election, and shall use commercially reasonable efforts to afford such holders the right to elect, by written notice to the General Partner, the form or type of consideration to be received upon conversion of each LTIP Unit held by such Holder into Series K Preferred Units in connection with such Capital Transaction. If a Holder of LTIP Units fails to make such an election, such Holder (and any of its transferees) shall receive upon conversion of each LTIP Unit held by him or her (or by any of his or her transferees) the same kind and amount of consideration that a Holder of a Series K Preferred Unit would receive if such holder of Series K Preferred Units failed to make such an election.

(c) Subject to the rights of the Partnership and the General Partner under the relevant Vesting Agreement and the terms of any Stock Plan under which LTIP Units are issued, the Partnership shall use commercially reasonable efforts to (i) cause the terms of any Capital Transaction to be consistent with the provisions of this Section 1.12, and (ii) in the event LTIP Units are not converted into Series K Preferred Units in connection with the Capital Transaction (including pursuant to Section 1.12(a) above), but subject to the rights of the General Partner and the Partnership set forth in Section 1.15(b)(ii) below to the extent that they can act without the consent of Holders of LTIP Units, enter into an agreement with the successor or purchasing entity, as the case may be, for the benefit of those Holders of LTIP Units whose LTIP Units will not be converted into Series K Preferred Units in connection with the Capital Transaction that, to the extent compatible with the interests of the Series K Preferred Unitholders and the shareholders of the Public REIT, (A) contains reasonable provisions designed to allow such Holders to subsequently convert their LTIP Units, if and when eligible for conversion, into securities as comparable as reasonably possible under the

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circumstances to the Series K Preferred Units, and (B) preserves as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights of such Holders.

1.13 Redemption Right of LTIP Unit Limited Partners.

(a) LTIP Units will not be redeemable at the option of the Partnership; provided, however, that the foregoing shall not prohibit the Partnership (i) from repurchasing LTIP Units from the Holder thereof if and to the extent that such Holder agrees to sell such LTIP Units or (ii) from exercising the right to cause a LTIP Unit Forced Conversion.

(b) Except as otherwise set forth in the relevant Vesting Agreement or other separate agreement entered into between the Partnership and a LTIP Unit Limited Partner, and subject to the terms and conditions set forth herein or in the Partnership Agreement, on or at any time after the applicable LTIP Unit Conversion Date each LTIP Unit Limited Partner will have the right (the “LTIP Unit Redemption Right”) to require the Partnership to redeem all or a portion of (i) the Series K Preferred Units distributed with respect to such LTIP Unit Limited Partner’s LTIP Units or such LTIP Unit Limited Partner’s Common Units issued on or before the Pre-Closing Distribution upon conversion of Vested LTIP Units or (ii) the Series K Preferred Units into which such LTIP Unit Limited Partner’s LTIP Units (or such LTIP Unit Limited Partner’s Common Units issued on or before the Pre-Closing Distribution upon conversion of Vested LTIP Units that remain outstanding) were converted (such Series K Preferred Units in clauses (i) and (ii) being hereafter referred to as “Tendered Units”) in exchange for the Cash Amount (as defined below), unless the terms of this Agreement, the relevant Vesting Agreement or other separate agreement entered into between the Partnership and the LTIP Unit Limited Partner expressly provide that such Series K Preferred Units are not entitled to the LTIP Unit Redemption Right. The term “Cash Amount” shall mean, with respect to Tendered Units, an amount of cash equal to the product of (i) the Current Per Share Market Price for the Class A Stock as of the date on which the Company receives the applicable LTIP Unit Redemption Notice (as defined below) multiplied by (ii) the number of Tendered Units and then divided by (iii) the Class A Conversion Factor in effect on such date. Any LTIP Unit Redemption Right shall be exercised pursuant to a LTIP Unit Redemption Notice (as defined below) delivered to the General Partner by the LTIP Unit Limited Partner who is exercising the right (the “Tendering Partner”). Any Series K Preferred Units redeemed by the Partnership pursuant to this Section 1.13 shall be cancelled upon such redemption.

(c) In order to exercise his or her LTIP Unit Redemption Right, a Tendering Partner shall deliver a notice (an “LTIP Unit Redemption Notice”) in the form attached as Exhibit Z hereto. Redemption and payment of the Cash Amount will occur within 30 days after receipt by the General Partner of a LTIP Unit Redemption Notice (the “Specified LTIP Unit Redemption Date”).

(d) Notwithstanding the provisions of Section 1.13(c) above, if a holder of LTIP Units has delivered to the General Partner a LTIP Unit Redemption Notice then the Public REIT may, in its sole and absolute discretion, elect to assume and satisfy the Partnership’s redemption obligation and acquire some or all of the Tendered Units from the Tendering Partner in exchange for the REIT Shares Amount (as defined below) and, if the Public REIT so elects, the Tendering Partner shall sell such number of Tendered Units to the Public REIT in exchange for the REIT Shares Amount. In such event, the Tendering Partner shall have no right to cause the Partnership to redeem such Tendered Units for the Cash Amount. The term “REIT Shares Amount” shall mean, with respect to Tendered Units as of a particular date, a number of shares of Class A Stock equal to the quotient of (i) the number of Tendered Units divided by (ii) the Class A Conversion Factor in effect on such date. The Tendering Partner shall submit (i) such information, certification or affidavit as the Public REIT may reasonably require in connection with the application of any applicable ownership limit with respect to shares of Class A Stock to any such acquisition and (ii) such written representations, investment letters, legal opinions or other instruments necessary, in the Public REIT’s view, to effect compliance with the Securities Act. The REIT Shares Amount, if applicable, shall be delivered as duly authorized, validly issued, fully paid and nonassessable shares of Class A Stock and free of any pledge, lien, encumbrance or restriction, other than those provided in the Charter, the Securities Act, relevant state

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securities or blue sky laws and any applicable agreements with respect to such shares of Class A Stock entered into by the Tendering Partner. Notwithstanding any delay in such delivery (but subject to Section 1.13(e)), the Tendering Partner shall be deemed the owner of such shares of Class A Stock for all purposes, including without limitation, rights to vote or consent, and receive dividends, as of the Specified LTIP Unit Redemption Date. In addition, the shares of Class A Stock for which the Tendered Units might be exchanged shall also bear all legends deemed necessary or appropriate by the Public REIT. Neither any Tendering Partner whose Tendered Units are acquired by the Public REIT pursuant to this Section 1.13(d), any Partner, any assignee or permitted transferee nor any other interested Person shall have any right to require or cause the Public REIT to register, qualify or list any shares of Class A Stock owned or held by such Person with the SEC, with any state securities commissioner, department or agency, under the Securities Act or with any stock exchange, unless subject to a separate written agreement pursuant to which the Public REIT has granted registration or similar rights to any such Person.

(e) Each Tendering Partner covenants and agrees with the General Partner that all Tendered Units shall be delivered to the General Partner free and clear of all liens, claims and encumbrances whatsoever and should any such liens, claims and/or encumbrances exist or arise with respect to such Tendered Units, the General Partner shall be under no obligation to acquire the same. Each Tendering Partner further agrees that, in the event any state or local property transfer tax is payable as a result of the transfer of its Tendered Units to the General Partner (or its designee), such Tendering Partner shall assume and pay such transfer tax.

(f) Notwithstanding the provisions of Section 1.13(b), Section 1.13(c), Section 1.13(d) or any other provision of the Partnership Agreement, a Limited Partner (i) shall not be entitled to effect the LTIP Unit Redemption Right for cash or in exchange for shares of Class A Stock to the extent the ownership of or right to acquire shares of Class A Stock pursuant to such exchange by such Partner on the Specified Redemption Date could cause such Partner or any other Person to violate any of the restrictions on ownership and transfer of shares of Class A Stock set forth in the Charter and (ii) shall have no rights under this Agreement to acquire shares of Class A Stock which would otherwise be prohibited under the Charter. To the extent any attempted redemption or exchange for shares of Class A Stock would be in violation of this Section 1.13(f), it shall be null and void ab initio and such Limited Partner shall not acquire any rights or economic interest in the cash otherwise payable upon such redemption or the shares of Class A Stock otherwise issuable upon such exchange.

(g) Notwithstanding anything herein to the contrary (but subject to Section 1.13(f)), with respect to any redemption or exchange for shares of Class A Stock pursuant to this Section 1.13: (i) without the consent of the General Partner otherwise, each Tendering Partner may effect the Redemption Right only one time in each fiscal quarter; (ii) without the consent of the General Partner otherwise, each Limited Partner may not effect the Redemption Right during the period after the record date established in accordance with the Partnership Agreement for the distribution of cash to Series K Preferred Unitholders with respect to a distribution and before the record date established by the Public REIT for a distribution to its holders of Class A Stock of some or all of its portion of such distribution; (iii) the consummation of any redemption or exchange for shares of Class A Stock shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iv) each Tendering Partner shall continue to own all Series K Preferred Units subject to any redemption or exchange for shares of Class A Stock, and be treated as a Limited Partner with respect to such Series K Preferred Units for all purposes of this Agreement, until such Series K Preferred Units are either paid for by the Partnership pursuant to Section 1.13(b) or transferred to the Public REIT and paid for by the issuance of the shares of Class A Stock, pursuant to Section 1.13(d) on the Specified Redemption Date. Until a Specified Redemption Date, the Tendering Partner shall have no rights as a stockholder of the Public REIT with respect to such Tendering Partner’s Series K Preferred Units.

(h) Notwithstanding anything herein to the contrary (but subject to Section 1.8), a Holder of LTIP Units may deliver a LTIP Unit Redemption Notice relating to Series K Preferred Units that will be issued to such Holder upon conversion of LTIP Units into Series K Preferred Units pursuant to Section 1.8 in advance of the LTIP Unit Conversion Date; provided, however, that the redemption of such Series K Preferred Units by

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the Partnership shall in no event take place until the LTIP Unit Conversion Date. For clarity, it is noted that the objective of this Section 1.13(h) is to put a holder of LTIP Units in a position where, if he or she so wishes, the Series K Preferred Units into which his or her Vested LTIP Units will be converted can be redeemed by the Partnership simultaneously with such conversion, with the further consequence that, if the Public REIT elects to assume the Partnership’s redemption obligation with respect to such Series K Preferred Units under Section 1.13(d) by delivering to such holder shares of Class A Stock rather than cash, then such holder can have such shares of Class A Stock issued to him or her simultaneously with the conversion of his or her Vested LTIP Units into Series K Preferred Units. The General Partner shall cooperate with a Holder of LTIP Units to coordinate the timing of the different events described in the foregoing sentence.

1.14 Voting Rights. Except as provided in Section 1.15, holders of LTIP Units shall not have the right to vote on any matters submitted to a vote of the Limited Partners.

1.15 Special Approval Rights. Holders of LTIP Units shall only (a) have those voting rights required from time to time by non-waivable provisions of Delaware law, if any, and (b) have the limited voting rights expressly set forth in this Section 1.15. The General Partner and/or the Partnership shall not, without the affirmative vote of Holders of more than 50% of the then outstanding LTIP Units affected thereby, given in person or by proxy, either in writing or at a meeting (voting separately as a class), take any action that would materially and adversely alter, change, modify or amend, whether by merger, consolidation or otherwise, the rights, powers or privileges of such LTIP Units, subject to the following exceptions: (i) no separate consent of the Holders of LTIP Units will be required if and to the extent that any such alteration, change, modification or amendment would, in a ratable and proportional manner, alter, change, modify or amend the rights, powers or privileges of the Series K Preferred Units; (ii) a merger, consolidation or other business combination or reorganization of the Partnership, the General Partner, the Public REIT or any of their Affiliates shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the LTIP Units so long as either: (w) the LTIP Units that are then eligible for conversion are converted into Series K Preferred Units immediately prior to the effectiveness of the transaction; or (x) the Holders of LTIP Units either will receive, or will have the right to elect to receive, for each LTIP Unit an amount of cash, securities, or other property equal to the amount of cash, securities or other property that would be paid in respect of such LTIP Unit had it been converted into a number of Series K Preferred Units (or fraction of a Series K Preferred Unit, as applicable under the terms of such LTIP Units) immediately prior to the transaction, but only if it was eligible to be so converted; (y) the LTIP Units remain outstanding with their terms materially unchanged; or (z) if the Partnership is not the surviving entity in such transaction, the LTIP Units are exchanged for a security of the surviving entity with terms that are materially the same with respect to rights to allocations, distributions, redemption, conversion and voting as the LTIP Units; (iii) any creation or issuance of Partnership Units (whether ranking junior to, on a parity with or senior to the LTIP Units in any respect), which either (x) does not require the consent of the Holders of Series K Preferred Units or (y) is authorized by the Holders of Series K Preferred Units shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the LTIP Units; and (iv) any waiver by the Partnership of restrictions or limitations applicable to any outstanding LTIP Units with respect to any holder or holders thereof shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the LTIP Units with respect to other holders. The foregoing voting provisions will not apply if, as of or prior to the time when the action with respect to which such vote would otherwise be required will be taken or be effective, all outstanding LTIP Units shall have been converted and/or redeemed, or provision is made for such redemption and/or conversion to occur as of or prior to such time.

1.16 Limited Partners’ Rights to Transfer.

(a) Subject to the terms of the relevant Vesting Agreement or other document pursuant to which LTIP Units are granted, except in connection with the exercise of a LTIP Unit Redemption Right pursuant to Section 1.13, a Limited Partner (other than the Company) may not transfer all or any portion of his or her LTIP Units without the prior written consent of the General Partner, which consent may be given or withheld in the General Partner’s sole and absolute discretion.

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(b) If a holder of LTIP Units is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner’s estate shall have all of the rights of a Limited Partner, but not more rights than those enjoyed by other Limited Partners, for the purpose of settling or managing the estate and such power as the Incapacitated Limited Partner possessed to transfer all or any part of his, her or its partnership interest. “Incapacity” or “Incapacitated” means, (i) as to any LTIP Unit Limited Partner who is an individual, death, total physical disability or entry by a court of competent jurisdiction of an order adjudicating him or her incompetent to manage his or her Person or estate; (ii) as to any Partner that is an estate, the distribution by the fiduciary of the estate of its entire interest in the Partnership; (iii) as to any trustee of a trust which is a LTIP Unit Limited Partner, the termination of the trust (but not the substitution of a new trustee) or (iv) as to any LTIP Unit Limited Partner, the bankruptcy of such LTIP Unit Limited Partner.

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SCHEDULE I

1. Definitions. As used in this Schedule I, the following terms shall have the meanings set forth below, unless the context otherwise requires:

“Applicable Margin” means, at any date of determination, a percentage per annum determined by reference to the Loan-to-Value Ratio as set forth below:

Pricing Level	Loan-to-Value Ratio	Applicable Margin for Base Rate Units	Applicable Margin for LIBOR Units
I	≤ 45%	0.325%	1.325%
II	> 45% and ≤ 50%	0.450%	1.450%
III	> 50% and ≤ 55%	0.575%	1.575%
IV	> 55% and ≤ 60%	0.700%	1.700%
V	> 60	0.950%	1.950%

The Applicable Margin for each Base Rate Unit shall be determined by reference to the Loan-to-Value Ratio in effect from time to time and the Applicable Margin for each LIBOR Unit shall be determined by reference to the Loan-to-Value Ratio in effect on the first day of such distribution period.

“Base Rate” means, at any time, the highest of (a) the Prime Rate, (b) the Federal Funds Rate plus 0.50% per annum and (c) except during any period of time during which a notice delivered to the Borrowers and each Lender under Section 4.02 of the Credit Agreement shall remain in effect, LIBOR for an Interest Period of one month plus 1.00% per annum; each change in the Base Rate shall take effect simultaneously with the corresponding change or changes in the Prime Rate, the Federal Funds Rate or LIBOR.

“Base Rate Unit” shall mean Series J Preferred Units that generate monthly distributions based upon the Base Rate.

“Credit Agreement” shall mean the Third Amended and Restated Credit Agreement, dated as of October 23, 2013 (as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among GGP Limited Partnership, General Growth Properties, Inc., GGPLP Real Estate 2010 Loan Pledgor Holding, LLC, GGPLPLLC 2010 Loan Pledgor Holding, LLC, GGPLP L.L.C., GGPLP 2010 Loan Pledgor Holding, LLC, GGP Operating Partnership, LP and GGP Nimbus, LP, as Borrowers, the other Loan Parties party thereto from time to time, and the other financial institutions that are party thereto from time to time, as Lenders, as Lenders, and Wells Fargo Bank, National Association, as Administrative Agent

“Default Rate” shall mean (a) in respect of any distributions payable pursuant to Section 6(a) (i) or (ii) hereof, the rate otherwise applicable to such Series J Unit plus an additional two percent (2.0%) per annum and (b) in respect to any distributions payable pursuant to Section 6(a)(iii) hereof, a rate per annum equal to the Base Rate as in effect from time to time plus the Applicable Margin plus an additional two percent (2.0%) per annum.

“Distribution Payment Date” shall mean, with respect to any Distribution Period, the first day of each month of each year, or, if not a business day, the next succeeding business day.

“Interest Period” means, with respect to each LIBOR Unit, each period commencing on the date such LIBOR Unit is made, or in the case of the Continuation of a LIBOR Unit the last day of the preceding Interest Period for such Loan, and ending on the numerically corresponding day in the first, second, third or sixth calendar month, or if agreed by all relevant affected Lenders, first calendar week, thereafter, as the Borrowers may select in a Notice of Borrowing, Notice of Continuation or Notice of Conversion, as the case may be, except that each Interest Period that commences on the last business day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall end on the last business day of the appropriate subsequent calendar month.

“Distribution Period” means, with respect to any LIBOR Unit, a period of seven (7) days, or one (1), two (2), three (3) or six (6) months, commencing on the date such LIBOR Unit is issued, on the day such LIBOR Unit is converted from a Base Rate Unit or on the last day of the immediately preceding Distribution Period for such Unit and ending on the day which corresponds numerically to such date seven (7) days, or one (1), two (2), three (3) or six (6) months thereafter, as applicable, provided that (i) each Distribution Period of one (1), two (2), three (3) or six (6) months that commences on the last business day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall end on the last business day of the appropriate subsequent calendar month; (ii) each Distribution Period that would otherwise end on a day that is not a business day shall end on the next succeeding business day, other than with respect to Distribution Periods of seven days, if said next succeeding business day falls in a new calendar month, such Distribution Period shall end on the immediately preceding business day; (iii) unless the Distribution Period for a LIBOR Unit is seven (7) days, no Libor Unit shall have a Distribution Period of less than one month and, if the Distribution Period for any LIBOR Unit would otherwise be a shorter period, such Unit shall bear interest at the Base Rate plus the Applicable Margin for Base Rate Units; and (iv) with respect to the Distribution Payment Date occurring in August, 2015, the Distribution Period shall be the period commencing on June 26 and ending on August 1, 2015.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Prime Rate” means from time to time, the rate of interest established by U.S. Bank National Association as its prime commercial lending rate.

“LIBOR” means, for the Interest Period for any LIBOR Distribution and a Base Rate Loan determined in accordance with clause (c) of the definition thereof, the rate of interest obtained by dividing (i) the rate of interest per annum determined on the basis of the rate for deposits in Dollars for a period equal to the applicable Interest Period which appears on Reuters Screen LIBOR01 Page (or any applicable successor page) at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of the applicable Interest Period by (ii) a percentage equal to 1 minus the stated maximum rate (stated as a decimal) of all reserves, if any, required to be maintained with respect to Eurocurrency funding (currently referred to as “Eurocurrency liabilities”) as specified in Regulation D of the Board of Governors of the Federal Reserve System (or against any other category of liabilities which includes deposits by reference to which the interest rate on LIBOR Distributions is determined or any applicable category of extensions of credit or other assets which includes loans by an office of any Lender outside of the United States). If, for any reason, the rate referred to in the preceding clause (i) does not appear on Reuters Screen LIBOR01 Page (or any applicable successor page), then the rate to be used for such clause (i) shall be determined by the Administrative Agent to be the arithmetic average of the rate per annum at which deposits in Dollars would be offered by first class banks in the London interbank market to the Administrative Agent at approximately 11:00 a.m. (London time) two Business Day prior to the first day of the applicable Interest Period for a period equal to such Interest Period. Any change in the maximum rate or reserves described in the preceding clause (ii) shall result in a change in LIBOR on the date on which such change in such maximum rate becomes effective.

“LIBOR Unit” shall mean Series J Preferred Units that generate monthly distributions at the LIBOR Rate.

“Loan-to-Value Ratio” shall mean the ratio, as of a particular date, calculated in accordance with the Credit Agreement.

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“Prime Rate” means, at any time, the rate of interest per annum publicly announced from time to time by the Administrative Agent as its prime rate. Each change in the Prime Rate shall be effective as of the opening of business on the day such change in such prime rate occurs. The parties hereto acknowledge that the rate announced publicly by the Administrative Agent as its prime rate is an index or base rate and shall not necessarily be its lowest or best rate charged to its customers or other banks.

2. Designation and Number; Etc. The Series J Preferred Units have been established and shall have such rights, preferences, limitations and qualifications as are described herein (in addition to the rights, preferences, limitations and qualifications contained in the Fifth Amended and Restated Agreement of Limited Partnership to the extent applicable). The authorized number of Series J Preferred Units shall be 500,000. Notwithstanding anything to the contrary contained herein, in the event of a conflict between the provisions of this Schedule I and any other provision of the Fifth Amended and Restated Agreement of Limited Partnership, the provisions of this Schedule I shall control.

3. Rank. The Series J Preferred Units shall, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, rank as follows:

(a) senior to all classes or series of Common Units and to all Units the terms of which provide that such Units shall rank junior to the Series J Preferred Units;

(b) on a parity with the Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units, Series H Preferred Units and Series I Preferred Units and each other series of Preferred Units issued by the Partnership which does not provide by its express terms that it ranks junior or senior in right of payment to the Series J Preferred Units with respect to payment of distributions or amounts upon liquidation, dissolution or winding-up; and

(c) junior to any class or series of Preferred Units issued by the Partnership that ranks senior to the Series J Preferred Units.

4. Voting. The Partnership shall not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series J Preferred Units voting separately as a class:

(a) authorize, create or increase the authorized or issued amount of any class or series of partnership interests of the Partnership ranking senior to the Series J Preferred Units with respect to the payment of distributions or rights upon liquidation, dissolution or winding up of the Partnership, or reclassify any authorized partnership interests into, or create, authorize or issue any obligation or interest convertible into, exchangeable for or evidencing the right to purchase, any such senior partnership interests; or

(b) amend, alter or repeal the provisions of these Series J Preferred Units, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series J Preferred Units or the holders thereof.

For purposes of this Section 4, each Series J Preferred Unit shall have one (1) vote. Notwithstanding anything to the contrary contained herein, the foregoing voting provisions shall not apply if, prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series J Preferred Units shall have been redeemed. Except as provided herein, the holders of Series J Preferred Units shall not have any voting or consent rights or other rights to participate in the management of the Partnership or to receive notices of meetings.

5. Unit Type Conversions. The Series J Preferred Units are distinguished by “Type.” The “Type” of Unit refers to whether such Unit is a Base Rate Unit or a LIBOR Unit, each of which constitutes a Type of Series J Preferred Unit. The holders of Series J Preferred Units shall have the right to convert Units of one Type into Units of another Type at any time or from time to time. Unit holders shall designate the Type of Series J

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Preferred Unit being acquired at the time of issuance, and such Type shall continue unless such holder directs the Partnership to convert such Type into another Type. Absent instructions from a Unit holder to select the duration of any Distribution Period for any LIBOR Unit, such Unit shall continue as a LIBOR Unit with a Distribution Period of one (1) month on the last day of the then-current Distribution Period for such Unit or, if outstanding as a Base Rate Unit, shall remain as a Base Rate Unit.

6. Distributions.

(a) Regular Distributions. Subject to the rights of the holders of Preferred Units ranking senior to or on parity with the Series J Preferred Units, the holders of Series J Preferred Units shall be entitled to receive on each Distribution Payment Date, out of assets of the Partnership legally available for the payment of the distributions, monthly cumulative cash distributions at the following rates per annum on the $1,000 liquidation preference per Series J Preferred Unit:

(i) during such periods as the Series J Preferred Units are Base Rate Units, the Base Rate plus the Applicable Margin;

(ii) during such periods as the Series J Preferred Units are LIBOR Units, the LIBOR Rate for such period plus the Applicable Margin; and

(iii) (an amount equal to any fees payable under the Credit Agreement during such periods resulting from or arising out of borrowings or the ability to borrow under the Credit Agreement.

Notwithstanding anything to the contrary contained herein, during any period when an Event of Default exists (as such term is defined in the Credit Agreement), the holders of Series J Preferred Units shall be entitled to receive on each Distribution Payment Date, cash distributions at the applicable Default Rate on $1,000 liquidation preference per Unit and all distributions thereon not paid when due. In addition to any distributions due under this Section 6, the Partnership shall pay to holders of Series J Preferred Units a late payment premium in the amount of two percent (2%) of any payments of distributions made after the Distribution Payment Date.

(b) Distributions on the Series J Preferred Units shall only be paid when, as and if declared by the General Partner, however, distributions shall accumulate whether or not so declared.

(c) Distributions on the Series J Preferred Units shall accrue and be cumulative from, and including, the date of original issuance and shall be payable (when, as and if declared by the General Partner) monthly in arrears on each Distribution Payment Date. The initial distribution on the Series J Preferred Units, which shall be paid on August 3, 2015 if declared by the General Partner, shall be for less than a full month and shall be in the amount of $1.6148 per Series J Preferred Unit. Distributions payable on the Series J Preferred Units shall be computed on the basis of a year of 360 days and actual days elapsed (including the first day but excluding the last day) occurring in the period for which such Distribution is payable.

(d) The Partnership shall pay distributions to holders of record at the close of business on the applicable distribution record date. The record date for distributions upon the Series J Preferred Units shall be the business day immediately preceding the related Distribution Payment Date, or such other date that the General Partner shall designate that is not more than 30 days prior to the applicable Distribution Payment Date.

(e) No distribution on the Series J Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as and to the extent that the terms and provisions of any bona fide agreement of the Partnership, including any agreement relating to bona fide indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or to the extent that such declaration of payment shall be restricted or prohibited by law (and such failure to pay distributions on the Series J Preferred Units shall prohibit other distributions by the Partnership as described in this Schedule I).

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(f) Distributions on the Series J Preferred Units shall accrue and accumulate, however, whether the Partnership has earnings, whether there are funds legally available for the payment of distributions and whether such distributions are declared by the General Partner.

(g) Except as provided in Section 6(h) of this Schedule I, so long as any Series J Preferred Units are outstanding, (i) no cash or non-cash distributions (other than in Common Units or other Units ranking junior to the Series J Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership) shall be declared or paid or set apart for payment upon the Common Units or any other class or series of partnership interests in the Partnership or Units ranking, as to payment of distributions or amounts distributable upon liquidation, dissolution or winding-up of the Partnership, on a parity with or junior to the Series J Preferred Units, for any period and (ii) no Common Units or other Units ranking junior to or on a parity with the Series J Preferred Units as to payment of distributions or amounts upon liquidation, dissolution or winding-up of the Partnership shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Units) by the Partnership (except by conversion into or exchange for other Units ranking junior to the Series J Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership or by redemptions pursuant to any redemption rights agreements) unless, in the case of either clause (i) or (ii), full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment.

(h) When distributions are not paid in full (or a sum sufficient for such full payment is not set apart for such payment) upon the Series J Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series J Preferred Units, all distributions declared upon the Series J Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series J Preferred Units shall be declared or paid pro rata so that the amount of distributions declared per Unit of Series J Preferred Units and such other partnership interests in the Partnership shall in all cases bear to each other the same ratio that accrued and unpaid distributions per Unit on the Series J Preferred Units and such other partnership interests in the Partnership (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Units do not have cumulative distributions) bear to each other.

(i) Any distribution payment made on Series J Preferred Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to such Units that remains payable.

(j) If, for any taxable year, the Partnership elects to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section) any portion of the total distributions (as determined for Federal income tax purposes) paid or made available for the year to holders of all partnership interests of the Partnership (the “Capital Gains Amount”), then the portion of the Capital Gains Amount that shall be allocable to holders of the Series J Preferred Unit shall be in the same portion that the total distributions paid or made available to the holders of the Series J Preferred Units for the year bears to the total distributions for the year made with respect to all partnership interests in the Partnership.

(k) Distributions with respect to the Series J Preferred Units are intended to qualify as permitted distributions of cash that are not treated as a disguised sale within the meaning of Treasury Regulation §1.707-4 and the provisions of this Schedule I shall be construed and applied consistently with such Treasury Regulations.

7. Liquidation Preference.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, before any payment or distribution of the assets of the Partnership (whether capital or surplus) shall be made to or set apart for the holders of Common Units or any other partnership interests in the Partnership or Units ranking junior to the Series J Preferred Units as to the distribution of assets upon the

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liquidation, dissolution or winding-up of the Partnership, the holders of the Series J Preferred Units shall, with respect to each such Unit, be entitled to receive, out of the assets of the Partnership available for distribution to Partners after payment or provision for payment of all debts and other liabilities of the Partnership and subject to the rights of the holders of any series of Preferred Units ranking senior to or on parity with the Series J Preferred Units with respect to payment of amounts upon liquidation, dissolution or winding-up of the Partnership, an amount equal to $1,000.00 (or property having a fair market value as determined by the General Partner valued at $1,000.00 per Series J Preferred Unit), plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution (including all accumulated and unpaid distributions).

(b) If, upon any such voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of the Series J Preferred Units are insufficient to pay in full the preferential amount aforesaid on the Series J Preferred Units and liquidating payments on any other Units or partnership interests in the Partnership of any class or series ranking, as to payment of distributions and amounts upon the liquidation, dissolution or winding-up of the Partnership, on a parity with the Series J Preferred Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series J Preferred Units and any such other Units or partnership interests in the Partnership ratably in accordance with the respective amounts that would be payable on such Series J Preferred Units and such other Units or partnership interests in the Partnership if all amounts payable thereon were paid in full.

(c) Written notice of such liquidation, dissolution or winding-up of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series J Preferred Units at the respective addresses of such holders as the same shall appear on the transfer records of the Partnership.

(d) After payment of the full amount of liquidating distributions to which they are entitled as provided in Section 7(a) of this Schedule I, the holders of Series J Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

(e) For the purposes of this Section 7, none of (i) a consolidation or merger of the Partnership with or into another entity, (ii) a merger of another entity with or into the Partnership or (iii) a sale, lease or conveyance of all or substantially all of the Partnership’s assets, properties or business shall be deemed to be a liquidation, dissolution or winding-up of the Partnership (unless all or substantially all of the proceeds thereof are distributed by the Partnership, in which case a liquidation, dissolution or winding-up of the Partnership shall be deemed to have occurred).

8. Optional Redemption. The holders of the Series J Preferred Units shall have the right to redeem the Series J Preferred Units, in whole or in part, for cash, at a redemption price of the $1,000 liquidation value of such Units, plus all accumulated and unpaid distributions.

9. Purpose. The Series J Preferred Units are issued by the Partnership in accordance with, and pursuant to, Section 8.3 of the Fifth Amended and Restated Agreement of Limited Partnership of GGP Operating Partnership, LP, as amended, in connection with borrowings by General Growth Properties, Inc., as borrower, pursuant to the (i) Credit Agreement and (ii) Intercompany Credit Agreement between General Growth Properties, Inc. and GGP Limited Partnership dated June 26, 2015 (the “Intercompany Credit Agreement”). Accordingly, the terms set forth on this Schedule I are intended to be equivalent to the terms of borrowings by General Growth Properties, Inc., as borrower, pursuant to the Credit Agreement and Intercompany Credit Agreement. To the extent that the terms herein do not provide such equivalency, whether through omission or otherwise, the Partnership shall be authorized, notwithstanding any provision herein to the contrary, to make such adjustments to the provisions of this Schedule I and the Series J Preferred Units.

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SCHEDULE J

1. Definitions. As used in this Schedule J, the following terms shall have the meanings set forth below, unless the context otherwise requires:

“Average Market Capitalization” shall mean, for any period of time, the arithmetic mean of the Market Capitalizations for such period.

“BPY Liquidation Event” shall have the meaning set forth in Section 6(a) hereof.

“BPY Specified Event” shall mean (i) any recapitalization, reorganization or reclassification, (ii) any consolidation, merger or other combination, (iii) any statutory share exchange or (iv) any sale, lease or other transfer or disposition to a third party of all or substantially all of the consolidated assets of BPY, taken as a whole, in each case, as a result of which each outstanding BPY Unit would be converted into, or exchanged for, securities, cash, assets or other property.

“BPY Unit Value” shall mean, with respect to a BPY Unit on a particular date, the market price of a BPY Unit on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) (A) if the BPY Units are listed on a U.S. National Securities Exchange, the closing price per BPY Unit (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange or (B) if the BPY Units are listed on a non-U.S. National Securities Exchange, the U.S. dollar equivalent (calculated as of the Close of Business of such date) of the closing price per BPY Unit (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange; (ii) if the BPY Units are not listed or admitted to trading on any National Securities Exchange, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iii) if the BPY Units are not so quoted, the average of the mid-point of the last bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Corporation for such purpose or (iv) if none of the conditions set forth in clauses (i), (ii) or (iii) is met, then the amount that a holder of one BPY Unit would receive if each of the assets of BPY were sold for its fair market value on such date, BPY were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its partners in accordance with the terms of its partnership agreement.

“Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Capital Gains Amount” shall have the meaning set forth in Section 5(f) hereof.

“Class B Stock” shall mean the Class B Stock, par value $0.01 per share, of the Public REIT.

“Distribution Payment Date” shall mean, with respect to any Distribution Period, the payment date for the distribution declared by BPY on its BPY Units for such Distribution Period or, if no such distribution payment date is established, the last Business Day of such Distribution Period.

“Distribution Period” shall mean the quarterly period that is then the distribution period with respect to the BPY Units or, if no such dividend period is established, the calendar quarter shall be the Distribution Period.

“Dividend Coverage Ratio” shall mean, at any time, a ratio of (a) the Public REIT’s funds from operations, as calculated in accordance with the definition of funds from operations used by the National Association of Real Estate Investment Trusts, for the immediately preceding fiscal quarter, to (b) the product of (i) the amount of the most recent regular quarterly distribution declared by BPY on each BPY Unit, times (ii) the number of shares of Class A Stock outstanding at such time.

“Last Reported Sale Price” shall mean, with respect to a security on a particular date, the market price of such security on such date, or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (a) (A) if such security is listed on a U.S. National Securities

Exchange, the closing price per security (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange or (B) if such security is listed on a non-U.S. National Securities Exchange, the U.S. dollar equivalent (calculated as of the Close of Business of such date) of the closing price per security (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange; (b) if such security is not listed or admitted to trading on any National Securities Exchange, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; or (c) if such security is not so quoted, the average of the mid-point of the last bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Corporation for such purpose.

“Liquidation Event” shall have the meaning set forth in Section 6(a) hereof.

“Market Capitalization” shall mean, for any particular Trading Day, the Market Price multiplied by the number of shares of Class A Stock outstanding on such Trading Day.

“Market Price” on any date shall mean the fair market value of the relevant Class A Stock, as determined in good faith by the Board of Directors of the Public REIT.

“National Securities Exchange” shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act, any other domestic exchange, whether or not so registered, or the Toronto Stock Exchange.

“Trading Day” shall mean a day on which (a) trading in the BPY Units or Class A Stock, as applicable, generally occurs on a National Securities Exchange or, if the BPY Units or Class A Stock, as applicable, are not then listed on a National Securities Exchange, on the principal other market on which the BPY Units or Class A Stock, as applicable, are then traded and (b) a Last Reported Sale Price for the BPY Units or Class A Stock, as applicable, is available on such securities exchange or market. If the BPY Units or Class A Stock, as applicable, are not so listed or traded, “Trading Day” means a “Business Day.”

“VWAP” shall mean, for any security as of any date, the dollar volume-weighted average price for such security during the relevant period, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “BPY <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume-weighted average price is unavailable, the market value of such security on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the General Partner).

2. Designation and Number; Etc. The Series K Preferred Units have been established and shall have such rights, preferences, limitations and qualifications as are described herein (in addition to the rights, preferences, limitations and qualifications contained in the Fifth Amended and Restated Agreement of Limited Partnership to the extent applicable). The authorized number of Series K Preferred Units shall be [             (        )]. Notwithstanding anything to the contrary contained herein, in the event of a conflict between the provisions of this Schedule J and any other provision of the Fifth Amended and Restated Agreement of Limited Partnership, the provisions of this Schedule J shall control.

3. Rank. The Series K Preferred Units shall, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, rank as follows:

(a) senior to all classes or series of Common Units, Series L Preferred Units and to all Units the terms of which provide that such Units shall rank junior to the Series K Preferred Units;

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(b) on a parity with each series of Preferred Units issued by the Partnership, other than the series of Preferred Units that are designated as senior or junior to the Series K Preferred Units, which does not provide by its express terms that it ranks junior or senior to the Series K Preferred Units; and

(c) junior to the Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units, Series H Preferred Units, Series I Preferred Units, Series J Preferred Units and each other series of Preferred Units issued by the Partnership that ranks senior to the Series K Preferred Units.

4. Voting. The Partnership shall not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series K Preferred Units, given in person or by proxy, either in voting or at a meeting, voting as a class:

(a) authorize, create, issue or increase the authorized or issued amount of any class or series of partnership interests in the Partnership ranking senior to, or pari passu with, the Series K Preferred Units with respect to payment of distributions or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership, or reclassify any authorized partnership interests into, or create, authorize or issue any obligation or security convertible into, exchangeable for or evidencing the right to purchase, any such senior partnership interests; or

(b) amend, alter or repeal the provisions of the Partnership Agreement, whether by merger, consolidation or otherwise, (i) so as to negate Section 4(a) immediately above or this subsection or (ii) so as to adversely affect any right, preference, privilege or voting power of the Series K Preferred Units or the holders thereof.

For purposes of this Section 4, each Series K Preferred Unit shall have one (1) vote. Notwithstanding anything to the contrary contained herein, the foregoing voting provisions shall not apply if, prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series K Preferred Units shall have been redeemed. Except as provided herein or required by law, the holders of Series K Preferred Units shall not have any voting rights or powers and the consent of the holders thereof shall not be required for the taking of any action by the Partnership.

5. Distributions.

(a) Regular Distributions. Subject to the prior rights of holders of Preferred Units at the time outstanding ranking senior to or on parity with the Series K Preferred Units with respect to rights as to distributions, the holders of Series K Preferred Units shall be entitled to receive, when, as and if declared by the General Partner, on each Distribution Payment Date, out of any assets of the Partnership legally available therefor, cumulative distributions per unit in a cash amount equal in value to (i) the amount of any dividend or other distribution made on a BPY Unit on such Distribution Payment Date multiplied by (ii) the Conversion Factor (as defined in the Charter) in effect on the date of declaration of such dividend or other distribution, as further adjusted by the General Partner as it deems in good faith to be appropriate in order to adjust for any stock split, reverse stock split, stock combination, reclassification or other similar event that affects the Class A Stock and does not similarly affect the Series K Preferred Units. The distributions upon the Series K Preferred Units shall, if and to the extent declared by the General Partner, be paid in arrears (without interest) on the Distribution Payment Date with respect thereto. If the full amount of such distribution on the Series K Preferred Units is not paid on such Distribution Payment Date, then such distribution shall accrue and accumulate, whether or not the Partnership has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned, declared or authorized. The record and payment dates for the dividends or other distributions upon the Series K Preferred Units during any Distribution Period, to the extent not prohibited by applicable law, shall be the same as the record and payment dates for the dividends or other distributions upon the BPY Units during such Distribution Period. Any distribution payment made upon the Series K Preferred Units shall first be credited against the earliest accumulated but unpaid distributions due with respect to such Units

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which remains payable. No interest, or sum of money in lieu of interest, shall be owing or payable to any holders of the Series K Preferred Units in respect of any distribution payment or payments on the Series K Preferred Units, whether or not in arrears.

(b) No distribution on the Series K Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership then in effect, including any agreement relating to bona fide indebtedness, prohibits such declaration, payment or setting apart for payment of any distribution on the Series K Preferred Units or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such declaration, payment or setting apart of payment shall be restricted or prohibited by law. Notwithstanding the foregoing, distributions on the Series K Preferred Units shall accumulate whether or not any of the foregoing restrictions exist.

(c) All dividends or distributions on Series K Preferred Units shall be paid prior and in preference to any dividends or distributions on the Series L Preferred Units or Common Units or other Units ranking junior to the Series K Preferred Units as to payment of distributions and as to rights upon liquidation, dissolution or winding-up of the Partnership. Except as provided in Section 5(c) of this Schedule J, so long as any Series K Preferred Units are outstanding, (i) no distributions (other than in Common Units, the Series L Preferred Units or other Units ranking junior to the Series K Preferred Units as to payment of distributions and as to rights upon liquidation, dissolution or winding-up of the Partnership) shall be declared or paid or set apart for payment upon the Common Units, the Series L Preferred Units or any other class or series of partnership interests in the Partnership or Units ranking, as to payment of distributions or amounts distributable upon liquidation, dissolution or winding-up of the Partnership, on a parity with or junior to the Series K Preferred Units, for any period and (ii) no Common Units or other Units ranking junior to or on a parity with the Series K Preferred Units as to payment of distributions or as to rights upon liquidation, dissolution or winding-up of the Partnership, shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Units) by the Partnership (except by conversion into or exchange for other Units ranking junior to the Series K Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership or by redemptions pursuant to Rights Agreements) unless, in the case of either clause (i) or (ii), full cumulative distributions have been or contemporaneously are (A) fully declared and paid or (B) declared and a sum sufficient for the payment thereof has been set apart for such payment on the Series K Preferred Units for all Distribution Periods ending on or prior to the distribution payment date for the Common Units or such other class or series of Partnership Interests in the Partnership or Units or the date of such redemption, purchase or other acquisition.

(d) So long as any Series K Preferred Units are outstanding, no distributions shall be declared or paid or set apart for payment upon the Common Units, the Series L Preferred Units or any other class or series of partnership interests in the Partnership or Units ranking, as to payment of distributions or amounts distributable upon liquidation, dissolution or winding-up of the Partnership, junior to the Series K Preferred Units, for any period unless the Dividend Coverage Ratio is equal or greater than 1.25:1.

(e) When distributions are not paid in full (or the Partnership does not set apart a sum sufficient to pay in full cumulative dividends for all past dividend periods and the current dividend period) upon the Series K Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series K Preferred Units, all distributions declared payable upon the Series K Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series K Preferred Units shall be declared pro rata so that the ratio of the amount of distributions declared payable on each Series K Preferred Unit bearing to that on each such other partnership interest in the Partnership or Unit shall in all cases be the same as the ratio of accrued distributions on each Series K Preferred Unit bearing to that on each such other partnership interest in the Partnership or Unit (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Units do not have cumulative distributions).

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(f) Holders of Series K Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Units, in excess of the cumulative distributions described in Section 5(a) above.

(g) If, for any taxable year, the Partnership elects to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section) any portion of the total distributions (as determined for Federal income tax purposes) paid or made available for the year to holders of all partnership interests of the Partnership (the “Capital Gains Amount”), then the Capital Gains Amount that shall be allocable to holders of the Series K Preferred Unit shall be proportionate to the total distributions paid or made available to the holders of the Series K Preferred Units for the year.

(h) Distributions with respect to the Series K Preferred Units are intended to qualify as permitted distributions of cash that are not treated as a disguised sale within the meaning of Treasury Regulation §1.707-4 and the provisions of this Schedule K shall be construed and applied consistently with such Treasury Regulations.

6. Liquidation Preference.

(a) Upon any liquidation, dissolution or winding-up of the Partnership (“Liquidation Event”), in each case, that is not a Market Capitalization Liquidation Event (as defined below) or substantially concurrent with the liquidation, dissolution, or winding up of BPY, including a BPY Specified Event, whether voluntary or involuntary (a “BPY Liquidation Event”), subject to the prior rights of holders of any class or series of Preferred Units issued by the Partnership that ranks senior to the Series K Preferred Units at the time outstanding having prior rights upon liquidation, but before any dividend or other distribution transfer or payment (payable in securities, cash, assets, property or any partnership interests in the Partnership or Units or otherwise) shall be made to the holders of the Common Units and the Series L Preferred Units or any other partnership interests in the Partnership or Units ranking junior to the Series K Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding-up of the Partnership, the holders of the Series K Preferred Units shall be entitled to receive, out of the assets of the Partnership legally available for distribution for each Series K Preferred Unit then held by them, an amount in cash per Series K Unit equal to the BPY Unit Value on the date immediately preceding the public announcement of said Liquidation Event plus all declared and unpaid dividends on such Series K Preferred Unit. If, upon any such Liquidation Event, the assets of the Partnership shall be insufficient to make payment in full to all holders of Series K Preferred Units of the foregoing amounts set forth in this subsection 6(a) with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the holders of Series K Preferred Units at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under this subsection 6(a). Upon any BPY Liquidation Event, before any distribution or payment shall be made to the holders of the Common Units and the Series L Preferred Units or any other partnership interests in the Partnership or Units ranking junior to the Series K Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding-up of the Partnership, the holders of Series K Preferred Units shall be entitled to receive out of the assets of the Partnership legally available for distribution for each Series K Unit then held by them, an amount in cash per Series K Preferred Unit equal to the same amount as the liquidating distributions in respect of a BPY Unit as and when such distributions are made in respect of the BPY Units plus all declared and unpaid dividends on such Series K Preferred Unit. If, upon any such BPY Liquidation Event, the assets of the Partnership shall be insufficient to make payment in full to all holders of Series K Preferred Units of the foregoing amounts set forth in this subsection 6(a) with respect to the BPY Liquidation Event, then such assets (or consideration) shall be distributed among the holders of Series K Preferred Unit at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under this subsection 6(a). If the Public REIT’s Average Market Capitalization over any period of 30 consecutive Trading Days is less than one billion dollars ($1,000,000,000), the General Partner may begin an orderly liquidation of the Partnership’s assets and winding up of the Partnership’s operations (a “Market Capitalization Liquidation Event”). Subject to the prior rights of holders of any class or series of Preferred Units issued by the Partnership that ranks senior to the Series K Preferred Units at the time

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outstanding having prior rights upon liquidation, but before any dividend or other distribution, transfer or payment (payable in securities, cash, assets, property or any partnership interests in the Partnership or Units or otherwise) shall be made to the holders of the Common Units and the Series L Preferred Units or any other partnership interests in the Partnership or Units ranking junior to the Series K Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding-up of the Partnership, the holders of the Series K Preferred Units shall be entitled to be paid out of the assets of the Partnership legally available for distribution for each Series K Preferred Unit then held by them, an amount in cash per Series K Preferred Unit equal to the VWAP of a BPY Unit for the 10 Trading Day period immediately following the public announcement of said Market Capitalization Liquidation Event plus all declared and unpaid distributions on such Series K Preferred Unit. If, upon any such Market Capitalization Liquidation Event, the assets of the Partnership shall be insufficient to make payment in full to all holders of Series K Preferred Unit of the amounts set forth in this subsection 6(a) with respect to the Market Capitalization Liquidation Event, such assets (or consideration) shall be distributed among the holders of Series K Preferred Unit at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under this subsection 6(a). The holders of Series K Preferred Units shall not be entitled to any distribution or payment upon a Liquidation Event, BPY Liquidation Event or Market Capitalization Liquidation Event other than as set forth in this subsection 6(a).

(b) Written notice of such Liquidation Event, BPY Liquidation Event or Market Capitalization Liquidation Event, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series K Preferred Units at the respective addresses of such holders as the same shall appear on the transfer records of the Partnership.

(c) After payment of the full amount of liquidating distributions to which they are entitled as provided in Section 6(a) of this Schedule J, the holders of Series K Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

(d) For the purposes of this Section 6, none of (i) a consolidation or merger of the Partnership with or into another entity, (ii) a merger of another entity with or into the Partnership or (iii) a sale, lease or conveyance of all or substantially all of the Partnership’s assets, properties or business shall be deemed to be a liquidation, dissolution or winding-up of the Partnership, unless (A) all or substantially all of the proceeds thereof are distributed by the Partnership or (B) as a result of such event, the right of the holders of Series K Preferred Units to distribution as set forth in Section 5 hereof will be adversely affected or otherwise modified in which case a liquidation, dissolution or winding-up of the Partnership shall be deemed to have occurred).

7. Conversion.

To the extent shares of Class A Stock are converted into shares of Class B Stock pursuant to subsection (C)(3)(f) of Article IV of the Charter, a number of Series K Preferred Units owned by the Company equal to the number of shares of Class A Stock that were converted will be converted into a number of Series L Preferred Units equal to the number of shares of Class B Stock that were issued upon conversion of such shares of Class A Stock. Such conversion will occur automatically simultaneous with the corresponding conversion of shares of Class A Stock.

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SCHEDULE K

1. Definitions. As used in this Schedule K, the following terms shall have the meanings set forth below, unless the context otherwise requires:

“Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Capital Gains Amount” shall have the meaning set forth in Section 5(i) hereof.

“Distribution Payment Date” shall mean, with respect to any Distribution Period, the payment date for the distribution declared by BPY on its BPY Units for such Distribution Period or, if no such distribution payment date is established, the last Business Day of such Distribution Period.

“Distribution Period” shall mean the quarterly period that is then the distribution period with respect to the BPY Units or, if no such dividend period is established, the calendar quarter shall be the Distribution Period.

“Dividend Coverage Ratio” shall mean, at any time, a ratio of (a) the Public REIT’s funds from operations, as calculated in accordance with the definition of funds from operations used by the National Association of Real Estate Investment Trusts, for the immediately preceding fiscal quarter, to (b) the product of (i) the amount of the most recent regular quarterly distribution declared by BPY on each BPY Unit, times (ii) the number of shares of Class A Stock outstanding at such time.

“Last Reported Sale Price” shall mean, with respect to a security on a particular date, the market price of such security on such date, or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (a) (A) if such security is listed on a U.S. National Securities Exchange, the closing price per security (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange or (B) if such security is listed on a non-U.S. National Securities Exchange, the U.S. dollar equivalent (calculated as of the Close of Business of such date) of the closing price per security (or, if no closing price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day as reported in composite transactions for such National Securities Exchange; (b) if such security is not listed or admitted to trading on any National Securities Exchange, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; or (c) if such security is not so quoted, the average of the mid-point of the last bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Corporation for such purpose.

“National Securities Exchange” shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act, any other domestic exchange, whether or not so registered, or the Toronto Stock Exchange.

“Trading Day” shall mean a day on which (a) trading in the BPY Units or Class A Stock, as applicable, generally occurs on a National Securities Exchange or, if the BPY Units or Class A Stock, as applicable, are not then listed on a National Securities Exchange, on the principal other market on which the BPY Units or Class A Stock, as applicable, are then traded and (b) a Last Reported Sale Price for the BPY Units or Class A Stock, as applicable, is available on such securities exchange or market. If the BPY Units or Class A Stock, as applicable, are not so listed or traded, “Trading Day” means a “Business Day.”

“VWAP” shall mean, for any security as of any date, the dollar volume-weighted average price for such security during the relevant period, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “BPY <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume-weighted average price is unavailable, the market value of such security on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the General Partner).

2. Designation and Number; Etc. The Series L Preferred Units have been established and shall have such rights, preferences, limitations and qualifications as are described herein (in addition to the rights, preferences, limitations and qualifications contained in the Fifth Amended and Restated Agreement of Limited Partnership to the extent applicable). The authorized number of Series L Preferred Units shall be [             (        )]. Notwithstanding anything to the contrary contained herein, in the event of a conflict between the provisions of this Schedule K and any other provision of the Fifth Amended and Restated Agreement of Limited Partnership, the provisions of this Schedule K shall control.

3. Rank. The Series L Preferred Units shall, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, rank as follows:

(a) senior to all classes or series of Common Units, and to all Units the terms of which provide that such Units shall rank junior to the Series L Preferred Units;

(b) on a parity with each series of Preferred Units issued by the Partnership, other than the series of Preferred Units that are designated as senior or junior to the Series L Preferred Units, or which does not provide by its express terms that it ranks junior or senior to the Series L Preferred Units; and

(c) junior to the Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units, Series H Preferred Units, Series I Preferred Units, Series J Preferred Units, Series K Preferred Units and each other series of Preferred Units issued by the Partnership that ranks senior to the Series L Preferred Units.

4. Voting. The Partnership shall not, without the affirmative vote or consent of the holders of at least two-thirds of Series L Preferred Units outstanding at the time, given in person or by proxy, either in voting or at a meeting, voting separately as a class amend, alter or repeal the provisions of the Partnership Agreement, whether by merger, consolidation or otherwise, so as to negate this Section 4 or adversely affect any right, preference, privilege or voting power of the Series L Preferred Units or the holders thereof.

For purposes of this Section 4, each Series L Preferred Unit shall have one (1) vote. Notwithstanding anything to the contrary contained herein, the foregoing voting provisions shall not apply if, prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series L Preferred Units shall have been redeemed. Except as provided herein or as required by law, the holders of Series L Preferred Units shall not have any voting rights or powers and the consent of the holders thereof shall not be required for the taking of any action by the Partnership.

5. Distributions.

(a) Subject to the rights of the Series K Preferred Units or the holders of Preferred Units at the time outstanding ranking senior to or on parity with the Series L Preferred Units with respect to rights as to distributions, the holders of Series L Preferred Units shall be entitled to receive on each Distribution Payment Date, out of any assets of the Partnership legally available for the payment of the distributions, quarterly cumulative cash distributions at the rate of [    ]% per year of the $[        ] liquidation preference per Unit, which is equivalent to $[        ] per Unit of Series L Preferred Unit per year, which cumulative cash distributions shall begin to accrue on the date the applicable units of Series L Preferred Units are issued. Distributions on the Series L Preferred Units shall only be paid when, as and if declared by the General Partner, however, distributions shall accumulate whether or not so declared, provided, however, that the first payment date (when as and if declared by the General Partner) with respect to distributions on the Series L Preferred Units shall not be before January 15, 2019. Notwithstanding the foregoing, no dividends or other distributions shall be declared or paid or set apart for payment, and no other transfer or distribution of cash, assets or other property may be declared or made, directly or indirectly, on or with respect to, any Series L Preferred Units for any period, nor shall any Series L Preferred Units be redeemed, purchased or otherwise acquired for any consideration (payable in cash, assets, property or Units of the Partnership or otherwise), nor shall any funds be paid or made available for a sinking fund for the redemption of such units, and no other transfer or distribution of cash, assets or other property may be made, directly or indirectly, on or with

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respect thereto by the Partnership, unless (A) the Partnership has paid, with respect to each outstanding Series K Preferred Unit, aggregate distributions equal to all distributions paid in respect of a BPY Unit in the then current Distribution Period and for any prior distribution periods beginning on the date of issuance of such Series L Preferred Units, or, if such aggregate distribution has not been paid, such aggregate distribution has been declared and set apart for payment, and (B) the Dividend Coverage Ratio is equal to or greater than 1.25:1.

(b) The Partnership shall pay distributions to holders of record at the close of business on the applicable distribution record date. The record date for distributions upon the Series L Preferred Units during any Distribution Period shall be the fifteenth day of the calendar month immediately preceding the calendar month in which the related Distribution Payment Date falls, or such other date that the General Partner shall designate for the payment of distributions provided that such record date shall not be more than 30 nor less than 10 days prior to the applicable Distribution Payment Date.

(c) No distribution on the Series L Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as and to the extent that the terms and provisions of any bona fide agreement of the Partnership then in effect, including any agreement relating to bona fide indebtedness of the Partnership, prohibits such declaration, payment or setting apart for payment of any distribution on the Series L Preferred Units or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such declaration, payment or setting apart of payment shall be restricted or prohibited by law (and such failure to pay distributions on the Series L Preferred Units shall prohibit other distributions by the Partnership as described in this Schedule K).

(d) Except as provided in Section 5(e) of this Schedule K, so long as any Series L Preferred Units are outstanding, (i) no cash or non-cash distributions (other than in Common Units or other Units ranking junior to the Series L Preferred Units as to payment of distributions and rights upon liquidation, dissolution or winding-up of the Partnership) shall be declared or paid or set apart for payment upon the Common Units or any other class or series of partnership interests in the Partnership or Units ranking, as to payment of distributions or amounts distributable upon liquidation, dissolution or winding-up of the Partnership, on a parity with or junior to the Series L Preferred Units, for any period and (ii) no Common Units or other Units ranking junior to or on a parity with the Series L Preferred Units as to payment of distributions or as to rights upon liquidation, dissolution or winding-up of the Partnership shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Units) by the Partnership (except by conversion into or exchange for other Units ranking junior to the Series L Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership or by redemptions pursuant to Rights Agreements) unless, in the case of either clause (i) or (ii), full cumulative distributions have been or contemporaneously are (A) declared and paid or (B) declared and a sum sufficient for the payment thereof has been set apart for such payment on the Series L Preferred Units for all distribution periods ending on or prior to the Distribution Payment Date for the Common Units or such other class or series of Partnership Interests in the Partnership or Units or the date of such redemption, purchase or other acquisition.

(e) When distributions are not paid in full (or a sum sufficient for such full payment is not set apart for such payment) upon the Series L Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series L Preferred Units, all distributions declared payable upon the Series L Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series L Preferred Units shall be declared or paid pro rata so that the ratio of the amount of distributions declared payable on each Series L Preferred Units bearing to that on each such other partnership interest in the Partnership shall be the same as the ratio of accrued and unpaid distributions on each Series L Preferred Unit bearing to that on each such other partnership interest in the Partnership (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Units do not have cumulative distributions).

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(f) No interest shall be payable in respect of any distribution payment on the Series L Preferred Unit that may be in arrears. Holders of the Series L Preferred Units shall not be entitled to any distribution, whether payable in cash, assets, property, or stock, in excess of the full cumulative distributions on the Series L Preferred Unit to which they are entitled. Any distribution payment made on Series L Preferred Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to such Units that remains payable.

(g) If, for any taxable year, the Partnership elects to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section) any portion of the total distributions (as determined for Federal income tax purposes) paid or made available for the year to holders of all partnership interests of the Partnership (the “Capital Gains Amount”), then the Capital Gains Amount that shall be allocable to holders of the Series L Preferred Unit shall be proportionate to the total distributions paid or made available to the holders of the Series L Preferred Unit for the year.

(h) Distributions with respect to the Series L Preferred Units are intended to qualify as permitted distributions of cash that are not treated as a disguised sale within the meaning of Treasury Regulation §1.707-4 and the provisions of this Schedule K shall be construed and applied consistently with such Treasury Regulations.

6. Liquidation Preference.

(a) Upon a liquidation, dissolution or winding up of the Partnership, whether voluntary or involuntary, and whether or not concurrent with the liquidation, dissolution or winding up of BPY, after the payment of the full amount due to the Series K Preferred Units, and before any payment or distribution of the assets of the Partnership (whether capital or surplus) shall be made to or set apart for the holders of Common Units or any other partnership interests in the Partnership or Units ranking junior to the Series L Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding-up of the Partnership, the holders of the Series L Preferred Units shall, with respect to each such Unit, be entitled to receive, out of the assets of the Partnership legally available for distribution to Partners an amount equal to $[        ], plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution (including all accumulated and unpaid distributions).

(b) If, upon any such voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of the Series L Preferred Units are insufficient to pay in full the preferential amount aforesaid on the Series L Preferred Units and liquidating payments on any other Units or partnership interests in the Partnership of any class or series ranking, as to payment of distributions and amounts upon the liquidation, dissolution or winding-up of the Partnership, on a parity with the Series L Preferred Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series L Preferred Units and any such other Units or partnership interests in the Partnership ratably in accordance with the respective amounts that would be payable on such Series L Preferred Units and such other Units or partnership interests in the Partnership if all amounts payable thereon were paid in full.

(c) Written notice of such liquidation, dissolution or winding-up of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series H Preferred Units at the respective addresses of such holders as the same shall appear on the transfer records of the Partnership.

(d) After payment of the full amount of liquidating distributions to which they are entitled as provided in Section 6(a) of this Schedule K, the holders of Series L Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

(e) For the purposes of this Section 6, none of (i) a consolidation or merger of the Partnership with or into another entity, (ii) a merger of another entity with or into the Partnership or (iii) a sale, lease or

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conveyance of all or substantially all of the Partnership’s assets, properties or business shall be deemed to be a liquidation, dissolution or winding up of the Partnership (unless all or substantially all of the proceeds thereof are distribute by the Partnership, in which case a liquidation, dissolution or winding-up of the Partnership shall be deemed to have occurred).

7. Maturity, Redemption and Preemptive Rights. The Series L Preferred Units have no maturity date and the Partnership shall not be required to redeem the Series L Preferred Units at any time. No holders of the Series L Preferred Units shall, as holders of Series L Preferred Units, have any preemptive rights to purchase or subscribe for Units or any other security of the Partnership.

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EXHIBIT X

Notice of Election by Partner to Convert LTIP Units or Common Units into Series K Preferred Units

The undersigned holder of LTIP Units (or Common Units into which LTIP Units were converted) hereby irrevocably elects to convert the number of Vested LTIP Units (or Common Units) in GGP Operating Partnership, LP (the “Partnership”) set forth below into Series K Preferred Units in accordance with the terms of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended.

The undersigned hereby represents, warrants, and certifies that the undersigned: (a) has title to such LTIP Units (or Common Units), free and clear of the rights or interests of any other Person other than the Partnership; (b) has the full right, power, and authority to cause the conversion of such LTIP Units (or Common Units) as provided herein; and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consent or approve such conversion.

In accordance with the terms of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended, the holder of LTIP Units (or Common Units) being converted is obligated, in the event any state or local property transfer tax is payable as a result of such conversion, to assume and pay such transfer tax.

Name of Holder:

Number of AO LTIP Units to be Converted:

Number of FV LTIP Units to be Converted:

Number of Common Units to be Converted:

(Signature of Holder: Sign Exact Name as Registered with Partnership)
(Street Address)
(City)	(State)	(Zip Code)

EXHIBIT Y

Notice of Election by Partnership to Force Conversion of LTIP Units into Series K Preferred Units

GGP Operating Partnership, LP (the “Partnership”) hereby irrevocably elects to cause the number of LTIP Units held by the holder of LTIP Units set forth below to be converted into Series K Preferred Units in accordance with the terms of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended.

To the extent that LTIP Units held by the holder are not free and clear of all liens, claims and encumbrances, or should any such liens, claims and/or encumbrances exist or arise with respect to such LTIP Units, the Series K Preferred Units into which such LTIP Units are converted shall continue to be subject thereto.

In accordance with the terms of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended, the holder of Series K Preferred Units being converted is obligated, in the event any state or local property transfer tax is payable as a result of such conversion, to assume and pay such transfer tax.

Name of Holder:

Number of AO LTIP Units to be Converted:

Number of FV LTIP Units to be Converted:

Conversion Date:

EXHIBIT Z

Notice of Redemption

The undersigned Limited Partner hereby irrevocably (i) redeems Series K Preferred Units in GGP Operating Partnership, LP in accordance with the terms of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended (the “Agreement”), and the LTIP Unit Redemption Right referred to in Schedule H thereof; (ii) surrenders such Series K Preferred Units and all right, title and interest therein; and (iii) directs that the Cash Amount or REIT Shares Amount (as determined by the General Partner) deliverable upon exercise of the LTIP Unit Redemption Right be delivered to the address specified below, and if REIT Shares are to be delivered, such REIT Shares be registered or placed in the name(s) and at the address(es) specified below.

The undersigned hereby represents, warrants, and certifies that the undersigned (a) has marketable and unencumbered title to such Series K Preferred Units, free and clear of the rights or interests of any other Person; (b) has the full right, power, and authority to redeem and surrender such Series K Preferred as provided herein; and (c) has obtained the consent or approval of all Persons, if any, having the right to consent or approve such redemption and surrender.

In accordance with the terms of the Agreement, the holder of Series K Preferred Units being redeemed is obligated, in the event any state or local property transfer tax is payable as a result of such redemption, to assume and pay such transfer tax.

All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed to them respectively in the Agreement.

Dated:
Name of Limited
Partner:

(Signature of Holder: Sign Exact Name as Registered with Partnership)
(Street Address)
(City)	(State)	(Zip Code)

If REIT Shares are to be issued, issue to:

Name:

Please insert social security or tax ID number:

EXHIBIT A

TO THE

AGREEMENT OF LIMITED PARTNERSHIP

OF

GGP OPERATING PARTNERSHIP, LP

as of May 1, 2014

EXHIBIT B

Allocations

1. Allocation of Net Income and Net Loss.

(a) Net Income. Except as otherwise provided herein, Operating Income and Liquidating Gain of the Partnership for each fiscal year or other applicable period shall be allocated as follows:

1. First, Operating Income and Liquidating Gain shall be allocated to the General Partner to the extent the cumulative Operating Loss and Liquidating Loss allocated to the General Partner under subparagraph (b)(8) below exceeds the cumulative Operating Income and Liquidating Gain allocated to the General Partner under this subparagraph (a)(1), provided that the allocation under this subparagraph shall first be made out of Operating Income to the extent of available Operating Income as of the time any allocation is being made, and thereafter to the extent of any available Liquidating Gain as of such time;

2. Second, Operating Income and Liquidating Gain shall be allocated to each Partner in proportion to and to the extent of the amount by which the cumulative Operating Loss and Liquidating Loss allocated to such Partner under subparagraph (b)(7) exceeds the cumulative Operating Income and Liquidating Gain allocated to such Partner under this subparagraph (a)(2), provided that the allocation under this subparagraph shall first be made out of Operating Income to the extent of available Operating Income as of the time any allocation is being made, and thereafter to the extent of any available Liquidating Gain as of such time;

3. Third, Operating Income and Liquidating Gain shall be allocated to the General Partner until the cumulative Operating Income and Liquidating Gain allocated to the General Partner equals the cumulative Operating Loss and Liquidating Loss allocated to the General Partner under subparagraph (b)(6), provided that the allocation under this subparagraph shall first be made out of Operating Income to the extent of available Operating Income as of the time any allocation is being made, and thereafter to the extent of any available Liquidating Gain as of such time;

4. Fourth, Operating Income shall be allocated to each holder of Preferred Units other than Series K Preferred Units, Series L Preferred Units and the Series D Preferred Units to the extent of and in proportion to the excess of (I) the cumulative amount of distributions made in respect of such Preferred Units, reduced by in the case of the Series B Preferred Units the cumulative Common Unit Reallocated Amounts, and increased by in the case of the Series B Preferred Units the cumulative Series B Preferred Unit Reallocated Amounts, pursuant to the provisos below, over (II) the cumulative amount of Operating Income allocated to each holder of Preferred Units pursuant to this subparagraph (a)(4) and subparagraph (a)(8) for such period and all prior periods reduced by the cumulative amount of Operating Loss and Liquidating Loss allocated to such holder of Preferred Units pursuant to subparagraph (b)(4) below for all prior periods; provided, however, that in the event the cumulative Operating Income allocable to the holders of the Common Units and holders of LTIP Units pursuant to this subparagraph (a)(4) and subparagraph (a)(6) below for such period and all prior periods (before application of this proviso for such period) exceeds the cumulative distributions made to the holders of Common Units and holders of LTIP Units with respect to such Units for such period and all prior periods, the Series B Preferred Unit Reallocated Amount shall be reallocated pro rata to the holders of Series B Preferred Units;

5. Fifth, Operating Income shall be allocated to each holder of Series K Preferred Units to the extent of and in proportion to the excess of (I) the cumulative amount of distributions made in respect of such Series K Preferred Units, over (II) the cumulative amount of Operating Income allocated to each holder of Series K Preferred Units pursuant to this subparagraph (a)(5) and all prior periods reduced by the cumulative amount of Operating Loss and Liquidating Loss allocated to such holder of Series K Preferred Units pursuant to subparagraph (b)(3) below for all prior periods;

6. Sixth, Operating Income shall be allocated to each holder of Series L Preferred Units to the extent of and in proportion to the excess of (I) the cumulative amount of distributions made in respect of such Series L Preferred Units, over (II) the cumulative amount of Operating Income allocated to each holder of Series L Preferred Units pursuant to this subparagraph (a)(6) for such period and all prior periods reduced by the cumulative amount of Operating Loss and Liquidating Loss allocated to such holder of Series L Preferred Units pursuant to subparagraph (b)(3) below for all prior periods;

7. Seventh, Operating Income shall be allocated to each holder of LTIP Units to the extent of and in proportion to the excess of (I) the cumulative amount of distributions made in respect of such LTIP Units, over (II) the cumulative amount of Operating Income allocated to each holder of LTIP Units pursuant to this subparagraph (a)(7) for such period and all prior periods reduced by the cumulative amount of Operating Loss and Liquidating Loss allocated to such holder of LTIP Units pursuant to subparagraph (b)(2) below for all prior periods; and

8. Thereafter, Operating Income shall be allocated to the holders of Common Units in proportion to the Common Units held by such Partners; provided however that: (i) in the event the cumulative distributions made to the holders of Common Units with respect to such Units for such period and all prior periods exceed the cumulative Operating Income allocable to the holders of the Common Units pursuant to subparagraph (a)(4) and this subparagraph (a)(8) for such period and all prior periods (before application of this proviso for such period), the Common Unit Reallocated Amount shall be reallocated to the holders of Common Units in accordance with their Percentage Interests.

The term “Common Unit Reallocated Amount” shall mean an amount equal to the difference between (I) the amount of Operating Income allocable to the Series B Preferred Units pursuant to subparagraph (a)(4) with respect to such fiscal year or other period, and (II) the product obtained by multiplying (A) the Percentage Interest represented by the Series B Preferred Units determined as if the Series B Preferred Units had been converted into Common Units, and (B) the sum of (i) the Operating Income allocable to the Series B Preferred Units pursuant to subparagraph (a)(4) with respect to such fiscal year or other period and (ii) the Operating Income allocable to the Common Units pursuant to subparagraph (a)(8) with respect to such fiscal year or other period. The Common Unit Reallocated Amount shall be calculated based on the amounts of Operating Income allocable under subparagraphs (a)(4) and (a)(8) prior to the application of the provisos contained in such subparagraphs with respect to such fiscal year or other period.

The term “Series B Preferred Unit Reallocated Amount” shall mean the difference between (I) the amount of Operating Income allocable to the Common Units and LTIP Units pursuant to subparagraph (a)(8) with respect to such fiscal year or other period, and (II) the product obtained by multiplying (A) the Percentage Interest represented by the Common Units (exclusive of the Common Units issuable in respect of the deemed conversion of the Series B Preferred Units as contemplated herein) determined as if the Series B Preferred Units had been converted into Common Units, and (B) the sum of (i) Operating Income allocable to the Series B Preferred Units pursuant to subparagraph (a)(4) with respect to such fiscal year or other period and (ii) the Operating Income allocable to the Common Units pursuant to this subparagraph (a)(8) with respect to such fiscal year or other period; provided, however, that to the extent the allocation of the Series B Preferred Unit Reallocated Amount to the holders of Series B Preferred Units would cause such holders on a cumulative basis to have been allocated Operating Income in excess of distributions, the Series B Preferred Unit Reallocated Amount shall be reduced by such excess. The Series B Preferred Unit Reallocated Amount shall be calculated based on the amounts of Operating Income allocable pursuant to subparagraphs (a)(4) and (a)(8) prior to the application of the provisos contained in such subparagraphs with respect to such fiscal year or other period.

It is the intention of the parties that the application of subparagraphs (a)(4) and (a)(8) above will result in corresponding return of capital distributions (per Unit) to the Series B Preferred Units (on an as-converted basis) and Common Units (based on their respective Percentage Interests) on a cumulative basis and shall be applied and interpreted consistently therewith.

In allocating Net Income for each fiscal year or period, for all purposes of this Section 1(a) (including for purposes of determining the “Percentage Interests” of the holders of both the Common Units and the Series D Preferred Units), the holders of the Series D Preferred Units shall be treated as though they held that number of Common Units into which their Series D Preferred Units were convertible, as determined from time to time during such fiscal year or period.

I-EX  B-2

(b) Net Loss. Except as otherwise provided herein, Operating Loss and Liquidating Loss of the Partnership for each fiscal year or other applicable period shall be allocated as follows:

1. First, Operating Loss shall be allocated to the holders of Common Units in proportion to their respective Percentage Interests, and Liquidating Loss shall be allocated to the holders of Common Units in proportion to the Common Units held by such Partners; provided that the Net Loss allocated in respect of a Common Unit pursuant to this Section 1(b)(1) shall not exceed the maximum amount of Net Loss that could be allocated in respect of such Unit without causing a holder of such Unit to have an Adjusted Capital Account Deficit determined as if the holder held only that Unit (and excluding for this purpose any increase in such Adjusted Capital Account Deficit for a holder’s actual obligation to fund a deficit Capital Account balance, including the obligation of an Obligated Partner to fund a deficit Capital Account balance pursuant to Section 7.8 hereof and also excluding for this purpose the balance of such holder’s Capital Account attributable to such holder’s Preferred Units, if any);

2. Second, Operating Loss and Liquidating Loss shall be allocated proportionately to the holders of LTIP Units in proportion to each such holder’s Capital Account balance in such LTIP Units, provided that the aggregate Operating Loss and Liquidating Loss allocated to a holder of LTIP Units pursuant to this Section (b)(2) shall not exceed the maximum amount of aggregate Operating Loss and Liquidating Loss that can be allocated without causing any holder of LTIP Units to have an Adjusted Capital Account Deficit (excluding for this purpose any increase to such Adjusted Capital Account Deficit for a holder’s actual obligation to fund a deficit Capital Account balance, including the obligation of an Obligated Partner to fund a deficit Capital Account Balance pursuant to Section 7.8 hereof);

3. Third, Operating Loss and Liquidating Loss shall be allocated proportionately to the holders of Series L Preferred Units in proportion to each such holder’s Capital Account balance in such Series L Preferred Units, provided that the aggregate Operating Loss and Liquidating Loss allocated to a holder of Series L Preferred Units pursuant to this Section (b)(3) shall not exceed the maximum amount of aggregate Operating Loss and Liquidating Loss that can be allocated without causing any holder of Series L Preferred Units to have an Adjusted Capital Account Deficit (excluding for this purpose any increase to such Adjusted Capital Account Deficit for a holder’s actual obligation to fund a deficit Capital Account balance, including the obligation of an Obligated Partner to fund a deficit Capital Account Balance pursuant to Section 7.8 hereof);

4. Fourth, Operating Loss and Liquidating Loss shall be allocated proportionately to the holders of Series K Preferred Units in proportion to each such holder’s Capital Account balance in such Series K Preferred Units, provided that the aggregate Operating Loss and Liquidating Loss allocated to a holder of Series K Preferred Units pursuant to this Section (b)(4) shall not exceed the maximum amount of aggregate Operating Loss and Liquidating Loss that can be allocated without causing any holder of Series K Preferred Units to have an Adjusted Capital Account Deficit (excluding for this purpose any increase to such Adjusted Capital Account Deficit for a holder’s actual obligation to fund a deficit Capital Account balance, including the obligation of an Obligated Partner to fund a deficit Capital Account Balance pursuant to Section 7.9 hereof);

5. Fifth, Operating Loss and Liquidating Loss shall be allocated proportionately to the holders of Preferred Units, other than Series K Preferred Units and Series L Preferred Units, in proportion to each such holder’s Capital Account balance in such Preferred Units, provided that the aggregate Operating Loss and Liquidating Loss allocated to a holder of Preferred Units pursuant to this Section (b)(5) shall not exceed the maximum amount of aggregate Operating Loss and Liquidating Loss that can be allocated without causing any holder of Preferred Units to have an Adjusted Capital Account Deficit (excluding for this purpose any increase to such Adjusted Capital Account Deficit for a holder’s actual obligation to fund a deficit Capital Account balance, including the obligation of an Obligated Partner to fund a deficit Capital Account Balance pursuant to Section 7.8 hereof);

6. Sixth, Operating Loss and Liquidating Loss shall be allocated proportionately to the General Partner, until the General Partner’s Adjusted Capital Account Deficit (excluding for this purpose any increase to

I-EX  B-3

such Adjusted Capital Account Deficit for the obligation of the General Partner to actually fund a deficit Capital Account balance, including any deemed obligation pursuant to Regulation Section 1.704-1(b)(2)(ii)(c)) equals the excess of (i) the amount of Recourse Liabilities over (ii) the Aggregate Protected Amount;

7. Seventh, Operating Loss and Liquidating Loss shall be allocated proportionately to the Obligated Partners, in proportion to their respective Protected Amounts, until such time as the Obligated Partners have been allocated an aggregate amount of Operating Loss and Liquidating Loss pursuant to this subparagraph (b)(7) equal to the Aggregate Protected Amount; and

8. Thereafter, Operating Loss and Liquidating Loss shall be allocated proportionately to the General Partner.

2. Special Allocations.

Notwithstanding any provisions of paragraph 1 of this Exhibit B, the following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback (Nonrecourse Liabilities). If there is a net decrease in Partnership Minimum Gain for any Partnership fiscal year (except as a result of conversion or refinancing of Partnership indebtedness, certain capital contributions or revaluation of the Partnership property as further outlined in Regulation Sections 1.704-2(d)(4), (f)(2) or (f)(3)), each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Partner’s share of the net decrease in Partnership Minimum Gain. The items to be so allocated shall be determined in accordance with Regulation Section 1.704-2(f). This paragraph (a) is intended to comply with the minimum gain chargeback requirement in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this paragraph (a) shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant hereto.

(b) Minimum Gain Attributable to Partner Nonrecourse Debt. If there is a net decrease in Minimum Gain Attributable to Partner Nonrecourse Debt during any fiscal year (other than due to the conversion, refinancing or other change in the debt instrument causing it to become partially or wholly nonrecourse, certain capital contributions, or certain revaluations of Partnership property as further outlined in Regulation Section 1.704-2(i)(4)), each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Partner’s share of the net decrease in the Minimum Gain Attributable to Partner Nonrecourse Debt. The items to be so allocated shall be determined in accordance with Regulation Section 1.704-2(i)(4) and (j)(2). This paragraph (b) is intended to comply with the minimum gain chargeback requirement with respect to Partner Nonrecourse Debt contained in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this paragraph (b) shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant hereto.

(c) Qualified Income Offset. In the event a Limited Partner unexpectedly receives any adjustments, allocations or distributions described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), and such Limited Partner has an Adjusted Capital Account Deficit, items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit as quickly as possible. This paragraph (c) is intended to constitute a “qualified income offset” under Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Partner that bears the economic risk of loss for the debt (i.e., the Partner Nonrecourse Debt) in respect of which such Partner Nonrecourse Deductions are attributable (as determined under Regulation Section 1.704-2(b)(4) and (i)(1)).

I-EX  B-4

(e) Allocations With Respect to Preferred Unit Redemptions. After giving effect to the special allocations set forth above, Net Income of the Partnership shall be allocated to the holders of Preferred Units, at the time of redemption of such Preferred Units (other than in the case of a redemption occurring pursuant to a final liquidation of the Partnership), in an amount equal to the portion of any redemption distribution that exceeds the Liquidation Preference Amount (other than any accrued but unpaid distribution thereon) per Preferred Unit established for such Preferred Unit in the applicable Preferred Unit designation. The character of the items of Net Income allocated to the holders of Preferred Units pursuant to this subparagraph (e) shall proportionately reflect the relative amounts of the items of Partnership income and gain as determined for federal income tax purposes under Section 703(a) of the Code.

(f) Tax Treatment of Conversion of Preferred Units. Upon conversion of a Preferred Unit(s) into Common Unit(s), the Company will specially allocate to the converting Partner any Net Income or Net Loss attributable to an adjustment of Gross Asset Values under subparagraph (b) of the definition of “Gross Asset Value” until the portion of such Partner’s Capital Account attributable to each Common Unit received upon conversion equals the Capital Account attributable to a Common Unit at the time of conversion. To the extent that such allocation is insufficient to bring the portion of the Capital Account attributable to each Common Unit received upon conversion by the converting Partner to the Capital Account attributable to a Common Unit at the time of conversion, a portion of the Capital Account of the non-converting Partners will be shifted, pro rata in accordance with their relative Capital Account balances, to the converted Partner and such transaction shall be treated by the Partnership and the Converting Partner as a transaction defined in Section 721 of the Code.

(g) Curative Allocations. The Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss, and deduction among the Partners so that, to the extent possible, the cumulative net amount of allocations of Partnership items under paragraphs 1 and 2 of this Exhibit B shall be equal to the net amount that would have been allocated to each Partner if the Regulatory Allocations had not occurred. This subparagraph (i) is intended to minimize to the extent possible and to the extent necessary any economic distortions which may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith. For purposes hereof, “Regulatory Allocations” shall mean the allocations provided under subparagraphs 2(a) through (d).

3. Tax Allocations.

(a) Generally. Subject to paragraphs (b) and (c) hereof, items of income, gain, loss, deduction and credit to be allocated for income tax purposes (collectively, “Tax Items”) shall be allocated among the Partners on the same basis as their respective book items.

(b) Sections 1245/1250 Recapture. If any portion of gain from the sale of property is treated as gain which is ordinary income by virtue of the application of Code Sections 1245 or 1250 (“Affected Gain”), then (A) such Affected Gain shall be allocated among the Partners in the same proportion that the depreciation and amortization deductions giving rise to the Affected Gain were allocated and (B) other Tax Items of gain of the same character that would have been recognized, but for the application of Code Sections 1245 and/or 1250, shall be allocated away from those Partners who are allocated Affected Gain pursuant to Clause (A) so that, to the extent possible, the other Partners are allocated the same amount, and type, of capital gain that would have been allocated to them had Code Sections 1245 and/or 1250 not applied. For purposes hereof, in order to determine the proportionate allocations of depreciation and amortization deductions for each fiscal year or other applicable period, such deductions shall be deemed allocated on the same basis as Net Income and Net Loss for such respective period.

(c) Allocations Respecting Section 704(c) and Revaluations; Curative Allocations Resulting from the Ceiling Rule. Notwithstanding paragraph (b) hereof, Tax Items with respect to Partnership property that is subject to Code Section 704(c) and/or Regulation Section 1.704-1(b)(2)(iv)(f) (collectively “Section 704(c) Tax Items”) shall be allocated in accordance with said Code section and/or Regulation Section 1.704-1(b)(4)(i), as the

I-EX  B-5

case may be. The allocation of Tax Items shall be in accordance with the “traditional method” set forth in Treas. Reg. §1.704-3(b)(1), unless otherwise determined by the General Partner, and shall be subject to the ceiling rule stated in Regulation Section 1.704-3(b)(1). The General Partner is authorized to specially allocate Tax Items (other than Section 704(c) Tax Items) to cure for the effect of the ceiling rule. The intent of this Section 3(c) is that each Partner who contributed to the capital of the Partnership a partnership interest in an existing Property Partnership will bear, through reduced allocations of depreciation and increased allocations of gain or other items, the tax detriments associated with any Precontribution Gain and this Section 3(c) shall be interpreted consistently with such intent.

4. Allocations Upon Final Liquidation.

With respect to the fiscal year in which the final liquidation of the Partnership occurs in accordance with Section 7.2 of the Agreement, and notwithstanding any other provision of Sections 1, 2, or 3 hereof, items of Partnership income, gain, loss and deduction shall be specially allocated to the Preferred Units in a manner necessary to cause the Partners’ capital accounts attributable to their Preferred Units to equal the amounts that will be distributed in respect of the Preferred Units under Section 7.2. Any such allocations shall be made first from items of income constituting Operating Income or Operating Loss, and only thereafter from items of income constituting Liquidating Gains or Liquidating Losses.

I-EX  B-6

EXHIBIT C

Obligated Partners

Exhibit C

Protected Amounts

Obligated Partner	Protected Amount*
Cache Valley Mall Partnership, Ltd.		$5,029,114
Burke Cloward		$0
James Cordano		$500,000
Gregory Curtis		$31,396
Fairfax Holding, LLC		$81,333,944
Rex & Barbara Frazier Family Trust		$1,130,001
Michael C. Frei		$334,774
Hall Investment Company		$0
Kenneth G. Hansen Trust		$0
King American Hospital		$466,600
Warren P. King		$1,412,628
Paul K. Mendenhall		$87,946
North Plains Development Co., Ltd.		$5,517,829
Carl E. Olson		$394,673
Martin G. Peterson		$664,359
Pine Ridge Land Company, Ltd.		$435,213
Price Fremont Company, Ltd.		$1,067,104
Deidra Price		$0
John Price		$2,144
Steven Price		$293,090
Red Cliff Mall Investment Company, Ltd.		$1,171,766
Philip P. Taylor		$0
Jennifer Wallin		$0
Lena Wilcher Revocable Trust		$0
Koury Corporation	$	An amount up to: 99,678,228.70

*	Protected Amounts are subject to adjustment as provided by the Tax Matters Agreements

I-EX  C-1

Annex J

Delaware General Corporation Law § 262 Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word

“corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex K

Exhibit E to Annex A

CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS

OF

SERIES B PREFERRED STOCK OF

GGP INC.

GGP Inc., a Delaware corporation (the “Corporation”), does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Certificate of Incorporation of the Corporation, and pursuant to Section 151 of the Delaware General Corporation Law (the “DGCL”), the Board of Directors adopted resolutions (i) authorizing a series of the Corporation’s previously authorized preferred stock, par value $0.01 per share, and (ii) providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of Four Hundred Twenty Five Million (425,000,000) shares of Series B Preferred Stock of the Corporation, as follows:

RESOLVED, that the Corporation is hereby authorized to issue up to Four Hundred Twenty Five Million (425,000,000) shares of Series B Preferred Stock, par value $0.01 per share, which shall have the following powers, designations, preferences and other special rights (in addition to those otherwise set forth in the Corporation’s Certificate of Incorporation):

1. Definitions. The following definitions shall for all purposes, unless otherwise clearly indicated to the contrary, apply to the terms used in this Certificate of Designations.

“Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Class B Liquidation Amount” shall have the meaning as provided in Section 5 of this Certificate of Designations.

“Class B Stock” shall have the meaning as provided in Section 2 of this Certificate of Designations.

“Close of Business” shall mean 5:00 p.m., New York City time.

“Commission” shall mean the United States Securities and Exchange Commission.

“Common Stock” shall have the meaning as provided in Section 4 of this Certificate of Designations.

“GGP OP” shall mean GGP Operating Partnership, LP, a Delaware limited partnership, and shall be deemed to refer to all successors thereto, including, without limitation, by operation of law.

“Liquidation Event” shall have the meaning as provided in Section 7 of this Certificate of Designations.

“National Securities Exchange” shall mean an exchange registered with the Commission under Section 6(a) of the Exchange Act, any other domestic exchange, whether or not so registered, or the Toronto Stock Exchange.

“Record Date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Class B Stock have the right to receive any cash, securities, assets or other property, the date fixed for determination of holders of Class B Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or a duly authorized committee thereof, statute, contract or otherwise).

“Series A Preferred Stock” shall mean the 6.375% Series A Cumulative Redeemable Preferred Stock of the Corporation.

“Trading Day” shall mean a day on which trading in the Common Stock generally occurs on a National Securities Exchange or, if the Common Stock is not then listed on a National Securities Exchange, on the principal other market on which the Common Stock is then traded. If the Common Stock is not so listed or traded, “Trading Day” means a “Business Day.”

2. Designation and Number. The Corporation shall be authorized to issue shares of a series of Preferred Stock designated as “Series B Preferred Stock” (the “Class B Stock”), which shall consist of Four Hundred Twenty Five Million (425,000,000) shares.

3. Status of Acquired Shares. All shares of Class B Stock redeemed, purchased, exchanged, or otherwise acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock, par value $0.01 per share, of the Corporation.

4. Ranking. The Class B Stock shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (i) senior to the common stock, par value $0.01 per share, of the Corporation (the “Common Stock”) and any other class or series of capital stock established by the Corporation in the future, the terms of which specifically provide that such series ranks junior to the Class B Stock as to the payment of dividends and distribution of assets upon the Corporation’s liquidation, dissolution or winding up, (ii) on parity with any series of capital stock that the Corporation may establish in the future the terms of which specifically provide that such series ranks on parity with the Class B Stock with respect to the payment of dividends and distributions of assets upon the Corporation’s liquidation, dissolution or winding up, and (iii) junior to the Series A Preferred Stock and any other series of preferred stock established by the Corporation in the future, the terms of which specifically provide that such series ranks senior to the Class B Stock as to the payment of dividends and distribution of assets upon the Corporation’s liquidation, dissolution or winding up (which establishment shall be subject to Section 9 below).

5. Dividends. Holders of the then outstanding shares of Class B Stock, subject to the provisions of Section 10 hereof and the prior rights as to dividends of holders of Series A Preferred Stock, shall be entitled to receive cumulative cash dividends (whether or not declared), out of any assets of the Corporation legally available therefor, at the rate of 10.0% per year of the liquidation amount (the “Class B Liquidation Amount”) per share, with such Class B Liquidation Amount per share equal to the last closing price of a share of Common Stock on the New York Stock Exchange on the Trading Day immediately preceding the date that this Certificate of Designations is filed with the Secretary of State of the State of Delaware, which cumulative cash dividends shall begin to accrue on the date that the applicable shares of Class B Stock are issued. Dividends upon the shares of Class B Stock shall only be paid when, as and if declared by the Board of Directors. Dividends on the Class B Stock shall be cumulative and shall be payable (when, as and if declared by the Board of Directors) quarterly in arrears on a date determined by the Board of Directors; provided, however, that the first payment date (when, as and if declared by the Board of Directors) with respect to dividends on the Class B Stock shall be on the date that is the later of (i) January 15, 2019 and (ii) the date on which the Charter Amendment (as defined below) is filed with and accepted by the Secretary of State of Delaware as contemplated by the Merger Agreement. Notwithstanding anything herein to the contrary, at the discretion of the Board of Directors, dividends on the Class B Stock may be paid by an in-kind distribution of additional shares of Class B Stock, with a liquidation preference equal to the Class B Liquidation Amount. The Corporation shall pay dividends on the Class B Stock to holders of record as they appear in the stock records at the Close of Business on the applicable Record Date. The record and payment dates for dividends on shares of Class B Stock shall be such dates that the Board of Directors shall designate for the payment of such dividends. Notwithstanding anything to the contrary set forth herein, and except for distributions to the holders of shares of the Class B Stock in shares of Class B Stock and as set forth in Section 10 below, the holders of shares of the Class B Stock, as a separate class, shall not be entitled to receive dividends, redemptions or other distributions (payable in cash, assets, property or Capital Stock of the Corporation or otherwise), and no dividends or distributions on the Class B Stock shall be declared or paid or set apart for payment, and no other transfer or distribution of cash, assets or other property may be declared or made, directly or indirectly, on or with respect to, any shares of Class B Stock for any period, nor shall any shares of

Class B Stock be redeemed, purchased or otherwise acquired for any consideration (payable in cash, assets, property or Capital Stock of the Corporation or otherwise), nor shall any funds be paid or made available for a sinking fund for the redemption of such shares of Class B Stock, and no other transfer or distribution of cash, assets or other property may be made, directly or indirectly, on or with respect to any shares of Class B Stock by the Corporation, unless and until the Corporation has paid, with respect to each outstanding share of Series A Preferred Stock, the aggregate amount of any dividend or other distribution due upon such share of Series A Preferred Stock in the then current dividend period and for any prior dividend periods beginning on the date of issuance of such share of Series A Preferred Stock. The Corporation shall not declare dividends, redemptions or other distributions on the Class B Stock, or pay or set apart for payment of dividends, redemptions or other distributions on the Class B Stock, if the terms of any of the agreements of the Corporation, including any agreement relating to the indebtedness of the Corporation, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends, redemptions or other distributions on the Class B Stock shall be declared by the Board of Directors or paid or set apart for payment if such declaration or payment is restricted or prohibited by law. Dividends on the Class B Stock shall accrue and accumulate, however, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of dividends and whether or not such dividends are declared by the Board of Directors. When full cumulative dividends are not paid (or the Corporation does not set apart a sum sufficient to pay in full cumulative dividends for all past dividend periods and the current dividend period) upon the Class B Stock and the shares of any other class or series of stock of the Corporation ranking on parity as to dividend rights with the Class B Stock, all dividends declared upon the Class B Stock and any other class or series of stock ranking on parity as to dividend rights with the Class B Stock, shall be declared pro rata, so that the ratio of the amount of dividends declared per share of the Class B Stock bearing to that of such other class or series of stock of the Corporation, will in all cases be the same as the ratio of the accumulated dividends per share of the Class B Stock bearing to that of such other class or series of stock (which will not include any accrual or accumulation in respect of unpaid dividends for prior dividend periods if such other class or series of stock does not have a cumulative dividend). No interest shall be payable in respect of any dividend payment on the Class B Stock that may be in arrears. Holders of shares of the Class B Stock shall not be entitled to any dividend or other distribution, whether payable in cash, assets, property, or Capital Stock of the Corporation or otherwise, in each case, if such dividend or distribution would be in excess of the full cumulative dividends on the Class B Stock to which they are entitled. Any dividend payment made on shares of the Class B Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares that remains payable. For the avoidance of doubt, shares of Class B Stock will not be entitled to receive the Pre-Closing Dividend (as defined in the Merger Agreement).

6. Voting.

(a) Class B Stock. Except as expressly provided herein (including without limitation the last sentence of paragraph (c) of this Section 6), each holder of shares of Class B Stock will be entitled to one (1) vote for each share thereof held at the Record Date for the determination of the stockholders entitled to vote on any matter.

(b) General. Except as otherwise expressly provided herein or as required by law, the holders of Class B Stock will vote together with the holders of the Common Stock and not as separate classes. Notwithstanding the foregoing and except as set forth in Section 11, the Corporation may not (whether by merger, consolidation or otherwise), without the affirmative vote of holders of at least two-thirds of the outstanding shares of Class B Stock, voting separately as a class, amend, alter or repeal the provisions of this Certificate of Designations so as to materially and adversely affect any right, preference, privilege or voting power of the Class B Stock. Holders of shares of Class B Stock may not vote, whether voting as a single or separate class, to increase the voting power of the Class B Stock, but may, without the vote of holders of the Common Stock, vote to reduce the voting power of the Class B Stock.

(c) Authorized Shares. The number of authorized shares of Class B Stock may not be increased or decreased except by the affirmative vote of the holders of a majority of the outstanding shares of Class B

Stock, voting separately as a class. Notwithstanding the foregoing, in no event shall the authorized number of shares of Class B Stock be less than the number of the then outstanding shares of such Class B Stock.

(d) Election of Directors. Subject to any rights of the holders of any other series of Preferred Stock to elect directors under specified circumstances, the holders of the outstanding shares of Common Stock and Class B Stock, voting together as a single class, shall be entitled to elect all directors of the Corporation.

7. Liquidation Rights. Upon any liquidation, dissolution, or winding up of the Corporation or GGP OP, whether voluntary or involuntary (a “Liquidation Event”), subject to the prior rights of holders of all other classes and series of capital stock at the time outstanding having prior rights upon liquidation, before any distribution or payment shall be made to the holders of capital stock ranking junior to the Class B Stock, the holders of Class B Stock shall be entitled to be paid out of the remaining assets of the Corporation legally available for distribution for each share of Class B Stock then held by them, an amount per share of Class B Stock equal to the Class B Liquidation Amount plus all accrued and unpaid dividends on such Class B Stock. If, upon any such Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of Class B Stock of the liquidation preference set forth in this Section 7, then such assets (or consideration) shall be distributed among the holders of Class B Stock and any capital stock ranking on parity with the Class B Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under this Section 7. For the avoidance of doubt, the Charter Amendment (described below) and the transactions contemplated by the Merger Agreement (described below) shall, in each case, not be deemed a Liquidation Event.

8. No Maturity, Sinking Fund or Mandatory Redemption. The Class B Stock does not have a maturity date, and the Corporation shall not be required to redeem the Class B Stock at any time. The Class B Stock shall not be subject to any sinking fund.

9. No Preemptive Rights. No holders of the Class B Stock shall, as holders of such stock, have any preemptive rights to purchase or subscribe for Common Stock or any other security of the Corporation.

10. Automatic Conversion. In the event that the Agreement and Plan of Merger, dated as of March 26, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and the Corporation, as amended from time to time (the “Merger Agreement”), is terminated in accordance with its terms prior to the time at which the amendment and restatement of the Corporation’s Certificate of Incorporation in substantially the form attached to the Merger Agreement as Exhibit A (the “Charter Amendment”) is filed with and accepted by the Secretary of State of the State of Delaware, then each share of Class B Stock shall be automatically, without action by the Corporation or any holder, converted into one fully paid and non-assessable share of Common Stock, without the payment of any accrued and unpaid dividends.

11. Charter Amendment. Notwithstanding anything in this Certificate of Designations to the contrary, in the event the Charter Amendment is filed with and accepted by the Secretary of State of Delaware as contemplated by the Merger Agreement, then upon such filing and without the need for any consent or approval or vote of any holder of Class B Stock, each share of Class B Stock shall remain outstanding as a share of Class B Stock; provided, however, following such filing and acceptance of the Charter Amendment, the Class B Stock shall thereafter cease to be governed by the terms of this Certificate of Designation and shall instead have solely the rights, powers, preferences and other terms given to the Class B Stock in the Charter Amendment (including with respect to any payment of unpaid dividends that accrued pursuant to the terms of this Certificate of Designations prior to the filing of the Charter Amendment, which shall be deemed to be accrued and unpaid dividends of the Class B Stock subject to the terms of the Charter Amendment for all purposes thereof and, for the avoidance of doubt, shall be subject to any prior rights or preferences of the Class A Stock defined in the Charter Amendment as provided therein) and this Certificate of Designation shall be of no further effect.

* * * * *

IN WITNESS WHEREOF, the undersigned Corporation has caused this Certificate to be signed by a duly authorized officer this      day of [            ], 2018

GGP INC.

By:
Name:
Title:

[Signature Page to Certificate of Designations]

Annex L

Exhibit D to Annex A, in Executed Form

Execution Version

BROOKFIELD ASSET MANAGEMENT INC.

and

WILMINGTON TRUST, NATIONAL ASSOCIATION

Rights Agent

RIGHTS AGREEMENT

Dated as of April 27, 2018

L-i

RIGHTS AGREEMENT

This Rights Agreement (this “Agreement”) is dated as of April 27, 2018 between Brookfield Asset Management Inc., a corporation organized under the laws of Ontario, Canada (“BAM”), and Wilmington Trust, National Association (the “Rights Agent”).

WHEREAS, concurrently with the effective time of the merger (the “Merger Effective Time”) contemplated by that certain Agreement and Plan of Merger, dated as of March 26, 2018 (as may be amended or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Brookfield Property Partners L.P., a Bermuda limited partnership (“BPY”), Goldfinch Merger Sub Corp., a Delaware corporation, and GGP Inc., a Delaware corporation (the “Company”), certain Affiliates of BAM will become service providers to the Company and certain of the Company’s Affiliates pursuant to a Master Services Agreement to be entered into effective as of such date;

WHEREAS, prior to the Merger Effective Time, the Company will (i) file the Company Charter with the Secretary of State of the State of Delaware authorizing, among other things, the issuance by the Company of shares of class A stock, par value $0.01 per share (the “Class A Stock”) and (ii) thereafter, declare and pay a special dividend, which will be comprised in part of shares of Class A Stock, to the holders of record of the Company’s common stock in accordance with the terms of the Merger Agreement (the “Pre-Closing Dividend”);

WHEREAS, pursuant to the terms of the Company Charter, each Class A Shareholder has the right (the “Exchange Right”) to require the Company to exchange all or a portion of the Class A Shares held by such Class A Shareholder (such Class A Shares being hereafter referred to as “Subject Class A Shares” and such exchanging Class A Shareholder, the “Exchanging Class A Shareholder”) for the Cash Amount in accordance with the terms and conditions of the Company Charter;

WHEREAS, Brookfield Properties, Inc., a Delaware corporation (“BPI”), may, in its sole and absolute discretion (including by means of a standing resolution adopted by the board of directors of BPI, which may be amended or withdrawn at any time) elect to satisfy the Company’s Exchange Right obligation and acquire the Subject Class A Shares from such Exchanging Class A Shareholder in exchange for the BPY Units Amount, in accordance with the terms and conditions of the Company Charter;

WHEREAS, as part of the consideration for the entry by BAM into the Master Services Agreement with the Company, BAM is willing to provide for the delivery of the BPY Units Amount or, in its sole election, the Cash Amount to satisfy the Class A Shareholders’ Secondary Exchange Right in the event that, in connection with any Subject Class A Shares, (i) the Company has not satisfied its Exchange Right obligation under the Company Charter by delivering the Cash Amount on the Specified Exchange Date and (ii) BPI has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Shares from the Exchanging Class A Shareholder in exchange for the delivery of the BPY Units Amount pursuant to the Company Charter on the Specified Exchange Date;

WHEREAS, the Rights Agent desires to serve as agent for the Class A Shareholders with respect to the administration of the Secondary Exchange Rights; and

WHEREAS, BAM and the Rights Agent desire to set forth their rights and obligations with respect to the Secondary Exchange Rights and the delivery of the BPY Units Amount or, at BAM’s sole election, the Cash Amount in satisfaction of the Secondary Exchange Rights.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Certain Definitions.

For purposes of this Agreement, the following terms have the meanings indicated:

“Affiliate” shall have the meaning ascribed thereto in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement, including, for the avoidance of doubt, any future Affiliates.

“Agreement” shall have the meaning set forth in the recitals.

“Applicable Procedures” means, with respect to any transfer of securities that are held through DTC or another Depositary, the rules and procedures of DTC or such other Depositary, as applicable, that apply to such transfer or exchange.

“BAM” shall have the meaning set forth in the recitals.

“BPI” shall have the meaning set forth in the recitals.

“BPY” shall have the meaning set forth in the recitals.

“BPY Reference Property” shall have the meaning as provided in the Company Charter.

“BPY Specified Event” shall have the meaning as provided in the Company Charter.

“BPY Unit” shall mean a limited partnership interest in BPY representing a fractional part of all the limited partner interests in BPY as outstanding on the date hereof (or any other class of equity security of BPY into which the limited partnership interests in BPY may be converted after the date hereof), which is designated as a “Unit”, and shall include any limited partnership interest or other equity interest of BPY or any successor to BPY into which such BPY Unit is converted or for which such Unit is exchanged.

“BPY Unit Convertible” shall mean any security, including, for the avoidance of doubt and without limitation, redemption-exchange units of Brookfield Property L.P., convertible into or redeemable for BPY Unit(s), provided such conversion or redemption right is freely and immediately exercisable by the holder thereof at any time.

“BPY Unit of Reference Property” shall have the meaning as provided in the Company Charter.

“BPY Unit Value” shall have the meaning as provided in the Company Charter.

“BPY Unit Release Price” shall mean, as of the date of withdrawal of any BPY Unit or BPY Unit Convertible from the Collateral Account, an amount in cash or Cash Equivalents equal to one hundred and fifty percent (150%) of the BPY Unit Value of such BPY Units or the BPY Unit Value of the number of BPY Units into which such BPY Unit Convertible may be converted or redeemed for, as of such date.

“BPY Units Amount” shall have the meaning as provided in the Company Charter.

“Business Day” shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the state of Delaware are authorized or obligated by law or executive order to close.

“Cash Amount” shall have the meaning as provided in the Company Charter.

“Cash Equivalents” shall mean (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition, (ii) readily marketable direct obligations issued by any state of the United States or any political subdivision of any such state maturing within one year from the date of acquisition thereof and having one of the two highest ratings obtainable from either S&P or Moody’s, (iii) dollar denominated time deposits, certificates of deposit and bankers acceptances of any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a combined capital and surplus of at least $1,000,000,000 with maturities of not more than one year from the date of acquisition, (iv) repurchase obligations with a term of not more than seven (7) days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iii) above, and (v) investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (i) through (v) above.

“Class A Share” shall mean a share of Class A Stock.

“Class A Shareholder” shall mean any holder of at least one Class A Share.

“Class A Stock” shall have the meaning set forth in the recitals.

“Close of Business” on any given date shall mean 5:00 P.M., Wilmington, Delaware time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., Wilmington, Delaware time, on the next succeeding Business Day.

“Collateral Account” shall have the meaning as provided in Section 8.

“Collateral Account Balance” shall mean the aggregate of the Collateral Account BPY Unit Balance and the Collateral Account Cash Balance.

“Collateral Account BPY Unit Balance” shall mean, as of any date, (i) the number of BPY Units in the Collateral Account plus (ii) the number of BPY Units issuable upon conversion or redemption of BPY Unit Convertibles in the Collateral Account as of such date.

“Collateral Account Cash Balance” shall mean, as of any date, a number of BPY Units (rounded down to the nearest whole unit) equal to the quotient of (i) the aggregate amount of cash and Cash Equivalents in the Collateral Account divided by (ii) the BPY Unit Value as of such date.

“Company” shall have the meaning set forth in the recitals.

“Company Charter” shall mean the Third Amended and Restated Certificate of Incorporation of the Company, to be filed with the Secretary of State of the State of Delaware substantially in the form attached hereto as Exhibit A (which, for the avoidance of doubt, is identical to Exhibit A to the Merger Agreement), as amended from time to time following the Merger Effective Time in accordance with its terms.

“Company Notice” shall mean a written notice in substantially the form attached hereto as Exhibit D-1 delivered by the Company to the Rights Agent and BAM, with respect to any Subject Class A Share, that (i) the Company has not satisfied its obligation under subsection C(3)(a) of Article IV of the Company Charter with respect to such Subject Class A Share by delivering the Cash Amount on the applicable Specified Exchange Date and (ii) BPI has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share from the Exchanging Class A Shareholder and delivered the BPY Units Amount in exchange therefor pursuant to subsection C(3)(b) of Article IV of the Company Charter on the Specified Exchange Date.

“Conversion Factor” shall have the meaning as provided in the Company Charter.

“Depositary” means a clearing agency registered under the Exchange Act.

“DTC” means The Depository Trust Company.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Right” shall have the meaning set forth in the recitals.

“Exchanging Class A Shareholder” shall have the meaning set forth in the recitals.

“Exchanging Class A Shareholder Notice” shall mean a written notice in substantially the form attached hereto as Exhibit D-2 delivered by a Class A Shareholder to the Rights Agent and BAM and containing a medallion guarantee, with respect to any Subject Class A Share, that (i) the Company has not satisfied its obligation under subsection C(3)(a) of Article IV of the Company Charter by delivering the Cash Amount on the applicable Specified Exchange Date and (ii) BPI has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share from the Exchanging Class A Shareholder and delivered the BPY Units Amount in exchange therefor pursuant to subsection C(3)(b) of Article IV of the Company Charter on the applicable Specified Exchange Date.

“Final Expiration Date” shall mean the twentieth (20th) anniversary of the Merger Effective Time, as the same may be extended in accordance with Section 24 of this Agreement.

“Merger Agreement” shall have the meaning set forth in the recitals.

“Merger Effective Time” shall have the meaning set forth in the recitals.

“Participant” means, with respect to a Depositary, a Person who has an account with the Depositary.

“Person” shall mean any individual, firm, corporation, partnership, limited partnership, limited liability partnership, business trust, limited liability company, unincorporated association or other entity, and shall include any successor (by merger or otherwise) of such entity.

“Pre-Closing Dividend” shall have the meaning set forth in the recitals.

“Received Class A Share Account” shall have the meaning as provided in Section 4(c).

“Registered BPY Unit” shall have the meaning set forth in Section 9.

“Required Collateral Account Balance” shall mean, as of a particular date, a number of BPY Units equal to the product of (i) the total number of shares of Class A Stock outstanding on such date, excluding Class A Shares owned by BAM or its Affiliates, multiplied by (ii) the Conversion Factor in effect on such date.

“Required Collateral Account Cash Balance” shall mean, as of a particular date, the product of (i)(a) the Required Collateral Account Balance minus (b) the Collateral Account BPY Unit Balance, multiplied by (ii) one hundred and twenty-five percent (125%) of the BPY Unit Value as of such date.

“Rights Agent” shall have the meaning set forth in the recitals.

“Secondary Exchange Right” shall have the meaning as provided in the Company Charter.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Specified Exchange Date” shall have the meaning as provided in the Company Charter.

“Subject Class A Shares” shall have the meaning set forth in the recitals.

Section 2. Appointment of Rights Agent.

The Rights Agent is hereby appointed to act as agent for the holders of the Secondary Exchange Rights, as a class and not individually, in accordance with the express terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The obligations of the Rights Agent hereunder shall become effective as of the first issuance of Class A Shares by the Company. The Rights Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document (including, without limitation, the Company Charter, the Class A Shares or the Merger Agreement) other than this Agreement, except to the extent that defined terms set forth in the Company Charter are expressly incorporated herein, whether or not an original or a copy of such agreement, instrument, or document has been provided to the Rights Agent; and the Rights Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement, instrument, or document. Except to the extent that defined terms set forth in the Company Charter are expressly incorporated herein, references in this Agreement to any other agreement, instrument, or document are for the convenience of the parties and the Rights Agent has no duties or obligations with respect thereto.

Section 3. Secondary Exchange Rights.

(a) The Secondary Exchange Rights are a part of the terms of the Class A Shares and shall not be transferred or assigned separate or apart from the Class A Shares. The Secondary Exchange Rights shall not be separately evidenced. Any sale, transfer, assignment or other disposition of a Class A Share shall also constitute the sale, transfer, assignment or other disposition of the Secondary Exchange Rights associated with such Class A Share.

(b) Physical certificates for Class A Shares, if any, which become outstanding prior to the Close of Business on the Final Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

This certificate also evidences and entitles the holder hereof to certain Secondary Exchange Rights as set forth in a Rights Agreement between Brookfield Asset Management Inc. and Wilmington Trust, National Association, as Rights Agent, dated as of April 27, 2018, as it may from time to time be amended or supplemented pursuant to its terms (the “Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. The Company will mail to the holder of this certificate a copy of the Agreement without charge after receipt of a written request therefor. The Secondary Exchange Rights are a part of the terms of the Class A Shares and shall not be transferred or assigned separate or apart from the Class A Shares.

Notwithstanding this Section 3(b), the omission of a legend shall not affect the enforceability of any part of this Agreement or the rights of any holder of the Secondary Exchange Rights.

Section 4. Satisfaction of Secondary Exchange Rights.

(a) BAM hereby agrees to satisfy, or cause to be satisfied, the obligations with respect to the Secondary Exchange Rights contained in the Company Charter in accordance with the terms of this Agreement in the event that, in connection with any Subject Class A Share, (i) the Company has not satisfied its obligation under subsection C(3)(a) of Article IV of the Company Charter by delivering the Cash Amount on the applicable Specified Exchange Date and (ii) BPI has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share from the Exchanging Class A Shareholder and delivered the BPY Units Amount in exchange therefor pursuant to subsection C(3)(b) of Article IV of the Company Charter on the applicable Specified Exchange Date.

(i) In accordance with the Company Charter, the Company is required to deliver a Company Notice, which shall be executed by an authorized signatory identified in Exhibit B-1 attached hereto (which exhibit may be updated by the Company from time to time in the Company’s reasonable discretion, provided that such update does not adversely affect any Class A Shareholder or its rights hereunder in any respect), to the Rights Agent and

BAM on the Specified Exchange Date if the conditions to the exercise of the Secondary Exchange Rights set forth in the immediately preceding sentence with respect to such Subject Class A Shares have been satisfied, which Company Notice shall set forth the BPY Units Amount and the Cash Amount for such Subject Class A Shares and any wire transfer or other delivery instructions necessary to permit the Rights Agent to transfer the BPY Units or the Cash Amount to the Exchanging Class A Shareholder and be in a format that is acceptable to the Rights Agent (determined by the Rights Agent acting reasonably and in good faith). If the Rights Agent shall not have received a signed written notice executed by an authorized signatory identified in Exhibit B-2 attached hereto from BAM (which exhibit may be updated by BAM from time to time in BAM’s reasonable discretion, provided that such update does not adversely affect any Class A Shareholder or its rights hereunder in any respect) by the Close of Business on the Business Day immediately following the date the Rights Agent received the Company Notice, providing that BAM has elected, in BAM’s sole discretion, to fund the Cash Amount pursuant to Section 4(b) below, the Rights Agent shall exchange (in accordance with Section 4(e) below) such Subject Class A Shares for a number of BPY Units held in the Collateral Account equal to the BPY Units Amount for such Subject Class A Shares set forth in such Company Notice and promptly, and in any event within two Business Days of receipt of the Company Notice and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c), deliver such BPY Units from the Collateral Account to the Exchanging Class A Shareholder; provided that if there shall not be enough BPY Units in the Collateral Account to satisfy the BPY Units Amount with respect to one of more of such Subject Class A Shares, the Rights Agent shall exchange each such Subject Class A Share for an amount of cash from the Collateral Account equal to the Cash Amount for such Subject Class A Share and promptly, and in any event within two Business Days of receipt of the Company Notice and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c), deliver the Cash Amount to the Exchanging Class A Shareholder. For the avoidance of doubt, if for any given exercise of the Secondary Exchange Rights under this Section 4 there are not enough BPY Units in the Collateral Account to satisfy the BPY Units Amount with respect to all Subject Class A Shares subject to such Secondary Exchange Right, the Rights Agent shall not cause any BPY Units to be exchanged with respect to any such Subject Class A Shares, and shall instead only deliver to the Exchanging Class A Shareholder the Cash Amount with respect to each such Subject Class A Share from the Collateral Account.

(ii) In the event that, in connection with any Subject Class A Share, (i) the Company has not satisfied its obligation under subsection C(3)(a) of Article IV of the Company Charter by delivering the Cash Amount on the applicable Specified Exchange Date and (ii) BPI has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share from the Exchanging Class A Shareholder and delivered the BPY Units Amount in exchange therefor pursuant to subsection C(3)(b) of Article IV of the Company Charter on the applicable Specified Exchange Date, and the Company fails to deliver (to the knowledge of such Exchanging Class A Shareholder) a Company Notice with respect to any such Subject Class A Share in accordance with Section 4(a)(i) above, (or a Company Notice is not required with respect to such exercise of Secondary Exchange Rights in accordance with subsection (C)(3)(k) of Article IV of the Company Charter) the Exchanging Class A Shareholder shall have the right to deliver, or cause to be delivered, an original Exchanging Class A Shareholder Notice to the Rights Agent and BAM, which Exchanging Class A Shareholder Notice shall set forth the number of such Subject Class A Shares and any wire transfer or other delivery instructions necessary to permit the Rights Agent to transfer the BPY Units or the Cash Amount to the Exchanging Class A Shareholder and be in a format that is acceptable to the Rights Agent (determined by the Rights Agent acting reasonably and in good faith). As promptly as practicable and in any event on or prior to the Business Day immediately following the date of such Exchanging Class A Shareholder Notice, BAM shall provide written notice to the Rights Agent, which notice shall (i) set forth the BPY Units Amount and the Cash Amount for such Subject Class A Shares subject to such Exchanging Class A Shareholder Notice and (ii) either (A) provide that BAM has elected, in BAM’s sole discretion, to fund the Cash Amount pursuant to Section 4(b) below with respect to such Subject Class A Shares, or (B) instruct the Rights Agent to exchange (in accordance with Sections 4(c) and 4(e) below) each Subject Class A Share in accordance with this Section 4(a)(ii), it being understood that BAM shall not be obligated to deliver such notice to the Rights Agent if it has determined in good faith that the conditions to the exercise of the Secondary Exchange Right set forth in Section 4(a) have not been satisfied. Upon receipt of an instruction by BAM pursuant to clause (ii)(B) of the immediately preceding sentence and receipt of an original Exchanging

Class A Shareholder Notice and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c), the Rights Agent shall exchange such Subject Class A Shares for a number of BPY Units held in the Collateral Account equal to the BPY Units Amount for such Subject Class A Shares set forth in such BAM instructions and, on or prior to the second Business Day following receipt of such instruction from BAM and receipt of an original Exchanging Class A Shareholder Notice, and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c), deliver such BPY Units from the Collateral Account to the Exchanging Class A Shareholder; provided that if there shall not be enough BPY Units in the Collateral Account to satisfy the BPY Units Amount with respect to one of more of such Subject Class A Shares, the Rights Agent shall exchange each such Subject Class A Share for an amount of cash from the Collateral Account equal to the Cash Amount for such Subject Class A Share and, on or prior to the second Business Day following receipt of such instruction from BAM and receipt of an original Exchanging Class A Shareholder Notice, and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c), deliver the Cash Amount to the Exchanging Class A Shareholder. The Rights Agent shall not take any action under this Section 4(a)(ii) or otherwise upon receipt of an Exchanging Class A Shareholder Notice unless BAM has instructed the Rights Agent to exchange any Subject Class A Share for a number of BPY Units or the Cash Amount, as applicable, as set forth in this Section 4(a)(ii).

(b) With respect to any Company Notice or Exchanging Class A Shareholder Notice, BAM shall have the right, in its sole and absolute discretion, to elect that the Rights Agent exchange the Subject Class A Shares for the Cash Amount for each Subject Class A Share by providing written notice of such election to the Rights Agent prior to the Close of Business on or prior to the Business Day immediately following the date the Rights Agent received the Company Notice or Exchanging Class A Shareholder Notice, as applicable, in accordance with Section 4(a)(i) and Section 4(a)(ii), as applicable. In the event that BAM shall make the election described in the immediately preceding sentence and there shall not be an amount of cash in the Collateral Account sufficient to exchange any such Subject Class A Share for the Cash Amount, BAM shall deposit an amount of cash into the Collateral Account equal to the Cash Amount with respect to each such Subject Class A Share simultaneously with the delivery of the written notice set forth in the immediately preceding sentence. In the event that BAM shall elect that the Rights Agent exchange the Subject Class A Shares for the Cash Amount pursuant to this Section 4(b), the Rights Agent shall deliver the Cash Amount for each Subject Class A Share from the Collateral Account to the Exchanging Class A Shareholder on or before the second Business Day following receipt of the written notice of such election from BAM and receipt of an original Exchanging Class A Shareholder Notice (only if applicable per Section 4(a)(ii)) and the Subject Class A Shares in the Received Class A Share Account pursuant to Section 4(c).

(c) BAM shall establish a non-interest bearing trust account in the name of BAM that will be administered by the Rights Agent for purposes of receiving any Subject Class A Shares exchanged pursuant to this Agreement (the “Received Class A Share Account”). Such Received Class A Share Account information is as set forth in Exhibits D-1 and D-2. Any Class A Shares received by the Rights Agent pursuant to Section 4(a) or Section 4(b) shall be delivered to the Received Class A Share Account. Any Class A Shares in the Received Class A Share Account shall be transferable to BAM or, at BAM’s direction, an Affiliate of BAM which was the beneficial owner of the BPY Units transferred to the Exchanging Class A Shareholder, pursuant to delivery instructions provided by BAM to the Rights Agent (which may be standing written instructions), and shall not be delivered into the Collateral Account, and thereafter BAM or such Affiliate, as applicable, shall be the beneficial owner of such Class A Shares with all rights, powers, privileges and preferences appurtenant thereto, including, without limitation, the Exchange Right. Delivery to BAM or such Affiliate pursuant to this Section 4(c) shall be accomplished by the Rights Agent instructing the transfer agent for the Class A Shares to record the transfer of the Class A Shares from the Received Class A Shares Account to, and the ownership thereof by, BAM or such Affiliate in accordance with the Applicable Procedures. The Rights Agent shall provide BAM with online access to view the Received Class A Share Account, which online interface shall be kept reasonably up-to-date by the Rights Agent.

(d) Notwithstanding anything to the contrary contained in this Agreement, BAM shall be entitled to cause any of its Affiliates to take any action required to satisfy BAM’s obligations with respect to the Secondary

Exchange Rights or otherwise pursuant to this Agreement; provided that nothing other than full and complete payment and performance of such obligations shall relieve BAM of such obligations.

(e) In connection with an Exchanging Class A Shareholder’s exercise of the Secondary Exchange Right with respect to any Subject Class A Shares held through DTC or another Depositary, such Exchanging Class A Shareholder shall deliver to the Rights Agent such Subject Class A Shares to the Received Class A Share Account pursuant to DTC’s or such other Depositary’s Applicable Procedures. In addition, such Exchanging Class A Shareholder shall deliver to the Rights Agent via email or other appropriate method of communication on the Business Day prior to the delivery of such Subject Class A Shares, a copy of such Exchanging Class A Shareholder’s Exchanging Class A Shareholder Notice; provided that the Rights Agent’s obligations pursuant to Section 4(a)(ii) shall not be affected by such Exchanging Class A Shareholder’s failure to so deliver a copy of such Exchanging Class A Shareholder Notice if such Exchanging Class A Shareholder’s original Exchanging Class A Shareholder Notice is received by the Rights Agent within two Business Days of the date that the Rights Agent receives such Subject Class A Shares pursuant to DTC’s or another Depositary’s Applicable Procedures. In connection with any transfer by an Exchanging Class A Shareholder of any Subject Class A Shares required by this Agreement which are not held through DTC or another Depositary, such Exchanging Class A Shareholder shall take all necessary action to cause such Subject Class A Shares to be delivered to the Collateral Account.

Section 5. Exercise of Rights.

The Rights Agent shall cause the BPY Units Amount delivered to any Exchanging Class A Shareholder pursuant to Section 4(a) to be delivered to or upon the order of the Exchanging Class A Shareholder, registered in such name or names as such Exchanging Class A Shareholder held such Subject Class A Shares (all as set forth in the Company Notice or the Exchanging Class A Shareholder Notice, as applicable).

Section 6. Confirmation Procedures.

(a) If the BPY Units Amount or the Cash Amount to be delivered pursuant to Section 4 above is to be delivered in a name other than that in which the Class A Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the BPY Units Amount or the Cash Amount may be delivered to a Person other than the Person in whose name the Class A Shares so surrendered are registered in the stock transfer books or ledger of the Company only if such Class A Shares are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such delivery has paid to BAM (or any agent designated by BAM) any transfer taxes reasonably expected to be required by reason of the payment of the BPY Units Amount or the Cash Amount to a Person other than the registered holder of such Class A Shares, or established to the reasonable satisfaction of BAM (or any agent designated by BAM) that such transfer taxes have been paid or are otherwise not payable. Upon satisfaction of the condition in the immediately preceding sentence, BAM shall instruct the Rights Agent in writing to deliver such BPY Units Amount or Cash Amount to such other Person. Unless the Rights Agent has received such written instruction from BAM pursuant to the immediately preceding sentence prior to the delivery by the Rights Agent of the BPY Units Amount or Cash Amount with respect to such Class A Shares, the Rights Agent shall have no duty or obligation under this Section 6(a) and shall deliver or cause to be delivered the BPY Units Amount or Cash Amount to the party designated in the Company Notice without further inquiry.

(b) All Subject Class A Shares shall be delivered to the Received Class A Share Account free and clear of all liens, claims and encumbrances whatsoever, and should any such liens, claims and encumbrances exist or arise with respect to such Subject Class A Shares, the Exchanging Class A Shareholder shall not be entitled to exercise its Secondary Exchange Rights with respect to such Subject Class A Shares. Each Exchanging Class A Shareholder will pay to BAM the amount of any tax withholding due upon the exchange of Subject Class A Shares pursuant to this Agreement and, in the event BAM elects to acquire some or all of the Subject Class A Shares from the Exchanging Class A Shareholder in exchange for the Cash Amount in accordance with Section 4(b), will authorize BAM to retain such portion of the Cash Amount as BAM reasonably determines is necessary to satisfy its tax withholding obligations. In the event BAM elects to acquire some or all of the Subject Class A Shares from the Exchanging Class A Shareholder in exchange for the BPY Units Amount, BAM may elect to either satisfy the amount of any tax withholding due upon the exchange of Subject Class A Shares by retaining BPY Units with a fair market value, as reasonably determined by BAM in good faith, equal to the amount of such obligation, or satisfy such tax withholding obligation using amounts paid by BAM, which amounts shall be treated as a loan by BAM to the Exchanging Class A Shareholder, in each case, unless the Exchanging Class A Shareholder, at the Exchanging Class A Shareholder’s election, has paid or has made arrangements satisfactory to BAM, in its sole discretion, to pay, the amount of any such tax withholding. BAM shall notify the Exchanging Class A Shareholder within one Business Day from the date of the Company Notice or the Exchanging Class A Shareholder Notice, as applicable, of BAM’s good faith estimate of the amount of any tax withholding due upon the exchange of the Subject Class A Shares subject to such Company Notice or the Exchanging Class A Shareholder Notice, provide the Exchanging Class A Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such withholding, and reasonably cooperate with the Exchanging Class A Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this Section 6(b); provided that any determination with respect to the withholding shall be made by BAM, in its sole discretion exercised in good faith. Notwithstanding anything to the contrary in this Section 6(b), in no event shall an Exchanging Class A Shareholder be subject to withholding both under subsection C(3)(d) of Article IV of the Company Charter and under this Section 6(b), and any amounts paid or withheld with respect to a Subject Class A Share pursuant to subsection C(3)(d) of Article IV of the Company Charter shall be credited against and deemed to satisfy the Exchanging Class A Shareholder’s withholding obligation pursuant to this Section 6(b).

Section 7. BPY Units Record Date.

Each former Exchanging Class A Shareholder who receives the BPY Units Amount upon the exercise of the Secondary Exchange Right with respect to any Subject Class A Share pursuant to this Agreement shall for all purposes be deemed to have become the owner of the BPY Units representing the BPY Units Amount for which the Secondary Exchange Right with respect to such Subject Class A Share is exercisable as of the date upon which such Class A Shareholder’s Subject Class A Share is duly surrendered in accordance with this Agreement. Prior to such Class A Shareholder’s surrender of such Subject Class A Share in accordance with this Agreement, the Class A Shareholder shall not be entitled to any rights of a holder of such BPY Units for which the Secondary Exchange Right with respect to such Subject Class A Share shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of BPY with respect to such BPY Units. For the avoidance of doubt, any Class A Shareholder who receives the Cash Amount in satisfaction of the Secondary Exchange Right with respect to any Class A Share pursuant to this Agreement shall not be entitled to any rights of a holder of BPY Units at any time with respect to the BPY Units for which the Secondary Exchange Right with respect to such Subject Class A Share was exercisable prior to the receipt of such Cash Amount.

Section 8. Collateral Account.

(a) BAM or one or more Affiliates of BAM shall establish one or more non-interest bearing trust accounts in the name of BAM or such Affiliates that will be administered by the Rights Agent (together, the “Collateral Account”). The Rights Agent shall requisition the BPY Units Amount or the Cash Amount, as applicable, without any further action or approval from BAM, for payment to any Class A Shareholder in accordance with Section 4(a) or Section 4(b) in accordance with the terms and conditions set forth in this Agreement. BAM shall be responsible for ensuring that the Collateral Account Balance shall at times equal or exceed the Required Collateral Account Balance. Notwithstanding anything to the contrary contained in this Section 8 and subject to any additional requirements with respect to the Collateral Account Balance contained in this Section 8, in the event that the Collateral Account Balance shall at any time be less than the Required Collateral Account Balance, including, without limitation, as a result of an adjustment to the Conversion Factor or an increase in the BPY Unit Value, within two Business Days, BAM shall, or shall cause an Affiliate to, deposit into the Collateral

Account either (i) a number of BPY Units or BPY Unit Convertibles or (ii) an amount of cash or Cash Equivalents, in an amount necessary to cause the Collateral Account Balance to be at least equal to the Required Collateral Account Balance. The Rights Agent shall have no duty or obligation to calculate the Required Collateral Account Balance, determine the Conversion Factor, determine if the Collateral Account Balance equals or exceeds the Required Collateral Account Balance, or determine the amounts necessary to cause the Collateral Account Balance to equal or exceed the Required Collateral Account Balance. BAM covenants and agrees that it will take all action within its control (including making requests of third parties and enforcing any contractual rights and/or obligations) to convert or redeem any BPY Unit Convertibles if necessary to satisfy any Class A Shareholder’s Secondary Exchange Right in accordance with this Agreement, and any delivery of a BPY Unit Amount pursuant to this Agreement shall be made in the form of BPY Units and not, for the avoidance of doubt, in the form of BPY Unit Convertibles. To the extent that conversion or redemption of a BPY Unit Convertible results in the imposition of any fees, payments, premiums or penalties, such fees, payments, premiums or penalties shall be borne by BAM, or its applicable Affiliates, and shall either be satisfied directly by BAM or such Affiliates or shall be deemed to reduce the Collateral Account Balance. BAM shall keep the Rights Agent informed of the Collateral Account Balance and the Required Collateral Account Balance in writing on a regular basis, and shall inform the Rights Agent in writing within two Business Days of any change in the Collateral Account Balance or the Required Collateral Account Balance for any reason, including as a result of an adjustment to the Conversion Factor or an increase in the BPY Unit Value.

(b) Prior to or substantially concurrently with the issuance of any Class A Shares by the Company, BAM shall, or cause an Affiliate of BAM to, deposit BPY Units or BPY Unit Convertibles into the Collateral Account such that, after taking into account the number of BPY Units issued or issuable upon conversion or redemption of such BPY Unit Convertibles, the number of BPY Units deposited into the Collateral Account shall be equal to the product of (i) the number of such Class A Shares issued (excluding any shares issued to BAM or its Affiliates) multiplied by (ii) the Conversion Factor. The Rights Agent shall have no duty or obligation to calculate the Conversion Factor, to determine the number of Class A Shares issued, or to determine the number of BPY Units or BPY Unit Convertibles necessary to equal the product of (i) the number of such Class A Shares issued (excluding any shares issued to BAM or its Affiliates) multiplied by (ii) the Conversion Factor.

(c) Except as set forth in this Section 8(c), BAM and its Affiliates shall not be entitled to withdraw any BPY Unit or BPY Unit Convertible from the Collateral Account.

(i) In the event that the Collateral Account Balance shall exceed the Required Collateral Account Balance, either as a result of a change in the Conversion Factor or a decrease in the number of Class A Shares (excluding Class A Shares owned by BAM or its Affiliates) outstanding, BAM or an Affiliate of BAM shall be entitled to withdraw (pursuant to a written instruction from BAM to the Rights Agent) from the Collateral Account a number of BPY Units, or BPY Unit Convertibles that are convertible into or redeemable for a number of BPY Units, up to an amount equal to (i) the Collateral Account Balance minus (ii) the Required Collateral Account Balance. The Rights Agent shall be entitled to conclusively and exclusively rely upon such written instruction from BAM in accordance with this Section 8(c)(i) without liability or further inquiry.

(ii) BAM, or any Affiliate of BAM, shall be permitted to withdraw from the Collateral Account a BPY Unit, or the number of BPY Unit Convertibles that are convertible into or redeemable for a BPY Unit, upon the deposit by BAM or any Affiliate of BAM of the BPY Unit Release Price with respect to such BPY Unit, or the number of BPY Unit Convertibles that are convertible into or redeemable for such BPY Unit, in the Collateral Account.

(d) If at any time the Collateral Account Cash Balance shall be less than the Required Collateral Account Cash Balance, BAM shall, or shall cause its Affiliates to, within two Business Days, deposit cash or Cash Equivalents (pursuant to a written instruction from BAM to the Rights Agent and as selected by BAM) in an amount necessary to cause the Collateral Account Cash Balance to be at least equal to the Required Collateral Account Cash Balance.

(e) Except as set forth in this Section 8(e), BAM and its Affiliates shall not be entitled to withdraw any cash or Cash Equivalents from the Collateral Account.

(i) If at any time the Collateral Account Cash Balance shall be greater than one hundred and twenty percent (120%) of the Required Collateral Account Cash Balance, either as a result of a change in the Conversion Factor or a decrease in the number of Class A Shares (excluding Class A Shares owned by BAM or its Affiliates) outstanding, BAM or its Affiliates shall be permitted to withdraw (pursuant to a written instruction from BAM to the Rights Agent) cash or Cash Equivalents in an amount not to exceed the excess of (i) the Collateral Account Cash Balance minus (ii) one hundred and twenty percent (120%) of the Required Collateral Account Cash Balance. The Rights Agent shall be entitled to conclusively and exclusively rely upon such written instruction from BAM in accordance with this Section 8(e)(i) without liability or further inquiry.

(ii) Upon the deposit in the Collateral Account of a number of BPY Units, or of BPY Unit Convertibles that are convertible into or redeemable for such number of BPY Units, BAM, or an Affiliate of BAM, shall be permitted to withdraw (pursuant to a written instruction from BAM to the Rights Agent) cash or Cash Equivalents from the Collateral Account in an amount equal to the aggregate BPY Unit Value of such number of BPY Units, or of the number of BPY Units issuable upon the conversion or redemption of such BPY Unit Convertibles, as applicable.

(f) For the avoidance of doubt, BAM, or its applicable Affiliates, shall remain the beneficial owner of any BPY Units or BPY Unit Convertibles deposited by BAM or such Affiliates into the Collateral Account for so long as such BPY Units or BPY Unit Convertibles remain in the Collateral Account, and shall hold all of the rights, powers, privileges and preferences appurtenant to such BPY Units or BPY Unit Convertibles, including, without limitation, the right to distributions on such BPY Units or BPY Unit Convertibles. In the event that the Collateral Account consists of more than one account and (i) the Rights Agent has not received written instructions from BAM as to which account to use for any specific transaction described in this Section 8 or (ii) there shall not be an amount within the account designated by BAM to satisfy any applicable BPY Units Amount or Cash Amount to be delivered pursuant to this Agreement, in such cases the Rights Agent shall follow an order of account priority, to be provided in writing by BAM upon the establishment each new account, when determining which account to use for any of the transactions described in this Section 8. BAM also covenants and agrees that it will take all action within its control to ensure that any transfer agent of the BPY Unit certificates and Class A Shares will comply with the Rights Agent’s instructions in carrying out the purposes of this Agreement. BAM shall provide the Rights Agent with all necessary information and contact details for each transfer agent for the BPY Unit certificates and Class A Shares. The Rights Agent shall have no liability for the failure of any transfer agent to facilitate or effect any transfers contemplated hereby, or for any delay in doing so, or for the failure of BAM of its obligations under this Section 8(f). Prior to any transfer contemplated by this Agreement, BAM shall instruct the transfer agents for any BPY Unit certificates and Class A Shares to follow the instructions of the Rights Agent in connection with any exchange of Class A Shares for BPY Units as set forth herein.

(g) BAM shall provide the Rights Agent with written notice of the consummation of any BPY Specified Event concurrently with such consummation. Upon the consummation of a BPY Specified Event, the Cash Amount shall be calculated solely in accordance with subsection C(3)(h) of Article IV of the Company Charter, and BAM shall provide the Rights Agent with written notice of the Cash Amount and the BPY Unit of Reference Property as a result of such BPY Specified Event. On the second Business Day following the effective date of the BPY Specified Event, if any Class A Shareholder shall not have received, with respect to any Class A Share, the amount such Class A Shareholder was entitled to receive under subsection C(3)(h) of Article IV of the Company Charter, such Class A Shareholder shall thereafter be entitled to receive, with respect to each such Class A Share, either (i) a BPY Reference Property, or, at BAM’s election, (ii) the Cash Amount. Any BPY Reference Property received by the Rights Agent from BAM upon a BPY Specified Event shall be deposited into the Collateral Account and shall not be removed from the Collateral Account until the Rights Agent has received written instructions from BAM providing the Rights Agent with all necessary information to process such removal and transfer in a format that is acceptable to the Rights Agent (determined by the Rights Agent acting reasonably and in good faith), and the satisfaction of all Secondary Exchange Rights under subsection C(3)(h) of Article IV of the Company Charter.

(h) In connection with any transfer by BAM of BPY Units, BPY Reference Property or BPY Unit Convertibles into the Collateral Account required by this Agreement which are held through DTC or another Depositary, BAM shall deliver to the Rights Agent such BPY Units, BPY Reference Property or BPY Unit Convertibles to the Collateral Account pursuant to DTC’s or such other Depositary’s Applicable Procedures. In connection with any transfer by BAM of BPY Units, BPY Reference Property or BPY Unit Convertibles into the Collateral Account required by this Agreement which are not held through DTC or another Depositary, BAM shall take all necessary action to cause such BPY Units, BPY Reference Property or BPY Unit Convertibles to be delivered to the Collateral Account.

Section 9. Registration of BPY Unit Resales.

BAM covenants and agrees that it will take all action within its control to ensure that at all times, with respect to all of the BPY Units in the Collateral Account, including BPY Units that are issuable upon conversion of or redemption for BPY Unit Convertibles in the Collateral Account, the transfer of such BPY Units (including BPY Units that are issuable upon conversion of or redemption for BPY Unit Convertibles in the Collateral Account) from the Collateral Account to an Exchanging Class A Shareholder (or to such other Person as may be entitled thereto pursuant to the terms of this Agreement) shall be registered under the Securities Act pursuant to an effective resale shelf registration statement with the Securities and Exchange Commission (each BPY Unit so registered, including BPY Units that are issuable upon conversion of or redemption for BPY Unit Convertibles in the Collateral Account, a “Registered BPY Unit”). In the event that such a resale shelf registration statement registering such transfers has, at any time, not been effective for five (5) consecutive Business Days, BAM shall, or shall cause an Affiliate of BAM to, deposit in the Collateral Account an amount of cash or Cash Equivalents equal to the BPY Unit Release Price for all BPY Units held in the Collateral Account (including BPY Units that are issuable upon conversion of for redemption for BPY Unit Convertibles in the Collateral Account) that cease to be Registered BPY Units as a result thereof, within five (5) Business Days. The BPY Units Amounts delivered to any Exchanging Class A Shareholder pursuant to Section 4(a) shall only be comprised of Registered BPY Units transferred under an effective resale shelf registration statement, and no Exchanging Class A Shareholder shall receive any BPY Unit that is not a Registered BPY Unit freely transferable under the U.S. federal securities laws. The Rights Agent shall have no duty or obligation (and no liability) to determine if any BPY Unit, including BPY Units that are issuable upon conversion of or redemption for BPY Unit Convertibles, or any BPY Unit Convertible held in the Collateral Account or transferred to an Exchanging Class A Shareholder is a Registered BPY Unit freely transferable under the U.S. federal securities laws.

Section 10. Concerning BAM.

(a) BAM agrees that any Class A Shareholder may at any time and from time to time, without notice to or further consent of BAM, extend the time of payment of the Exchange Rights or Secondary Exchange Rights, and may also make any agreement with the Company, BPI, BPY or any other Person, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between a Class A Shareholder, on the one hand, and the Company, BPI, BPY or any such other Person, on the other hand, it being understood that no such action shall impair, affect, alter or increase BAM’s obligations under this Agreement or affect the validity or enforceability of this Agreement.

(b) BAM agrees that its obligations hereunder shall in no way be terminated, affected or impaired by reason of (a) the assertion by any Class A Shareholder of any rights or remedies which it may have under or with respect to this Agreement or against any Person obligated hereunder, (b) any Class A Shareholder’s failure to exercise, or delay in exercising, any such right or remedy or any right or remedy such Class A Shareholder may have hereunder, (c) any change in the structure or ownership of the Company, (d) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company, BPI, BPY or any other Person, (e) the existence of any claim, set-off or other right that BAM may have at any time against the Company, BPI, BPY or any of their respective Affiliates, whether in connection with the Exchange Right, the Secondary Exchange Rights or otherwise; (f) the validity or enforceability of the Exchange Right; or (g) any other circumstance whatsoever which constitutes, or might be construed to constitute, an equitable or legal discharge of the Company with respect to the Exchange Right, in bankruptcy or any other instance, other than as provided herein.

(c) To the fullest extent permitted by applicable law, BAM hereby expressly waives any and all rights or defenses arising by reason of any applicable law which would otherwise require any election of remedies by any Class A Shareholder. BAM waives promptness, diligence, notice of the acceptance of this Agreement and of the Exchange Right, all defenses that may be available by virtue of any valuation, stay, moratorium law or other similar applicable law now or hereafter in effect, any right to require the marshalling of assets of the Company or any other Person, and all suretyship defenses generally. BAM acknowledges that it will receive substantial direct and indirect benefits from the Master Services Agreement and that this Agreement, including specifically the waivers set forth in this Agreement, is knowingly made in contemplation of such benefits and after the advice of counsel.

(d) BAM hereby unconditionally waives any rights that it may now have or hereafter acquire against the Company or its subsidiaries that arise from the existence, payment, performance, or enforcement of BAM’s obligations under or in respect of this Agreement, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification.

(e) BAM hereby represents and warrants that:

(i) the execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary action, and do not contravene any provision of BAM’s organizational documents or any applicable law, order, judgment or contractual restriction binding on BAM or its assets;

(ii) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental entity necessary for the due execution, delivery and performance of this Agreement by BAM have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental entity is required in connection with the execution, delivery or performance of this Agreement;

(iii) this Agreement constitutes a legal, valid and binding obligation of the BAM enforceable against BAM in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(iv) as of the date hereof, BAM has the financial capacity to pay and perform its obligations under this Agreement.

Section 11. Rights of Action.

All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 12 hereof, are vested in the Class A Shareholders; and any Class A Shareholder may, without the consent of the Rights Agent or of any other Class A Shareholder, on such holder’s own behalf and for such holder’s own benefit, enforce, and may institute and maintain any suit, action or proceeding against BAM to enforce, or otherwise act in respect of, such holder’s right to exercise the Secondary Exchange Rights and the Class A Shareholders’ rights under this Agreement, in each case in the manner provided in the Company Charter and in this Agreement. Without limiting the foregoing or any remedies available to the Class A Shareholders, it is specifically acknowledged that the Class A Shareholders would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement. BAM agrees to pay all expenses, including all reasonable and documented third party costs and out-of-pocket expenses (including reasonable fees of counsel), actually paid or incurred by such Class A Shareholder in enforcing any of such Class A Shareholder’s rights hereunder or otherwise relating to any litigation or other proceeding brought by such Class A Shareholder to enforce such Class A Shareholder’s rights hereunder, if such Class A Shareholder prevails in such litigation or proceeding.

Section 12. Concerning the Rights Agent.

(a) BAM agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with Exhibit C attached hereto and, from time to time, on demand of the Rights Agent, its reasonable and documented out-of-pocket expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. BAM also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim or liability in connection therewith. The indemnification provided for hereunder shall survive the expiration of the Secondary Exchange Rights and the termination of this Agreement. The costs and expenses of enforcing this right of indemnification shall also be paid by BAM. The Rights Agent shall have no right of set-off against any funds in the Collateral Account with respect to any amounts owed to the Rights Agent by BAM hereunder.

(b) The Rights Agent may conclusively rely upon and shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document reasonably believed by it, in good faith, to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of legal counsel to the Rights Agent (who may be an employee of the Rights Agent or outside legal counsel for the Rights Agent). Notwithstanding anything in this Agreement to the contrary, in no event shall the Rights Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of the action.

Section 13. Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the corporate trust business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 15 hereof. The acquisition of substantially all of the Rights Agent’s assets employed in the exercise of corporate trust powers shall be deemed to be a merger or consolidation for purposes of this Section 13.

Section 14. Duties of Rights Agent.

The Rights Agent undertakes the duties and obligations expressly set forth in this Agreement which shall be deemed purely ministerial in nature and no implied duties or obligations shall be read into this Agreement against the Rights Agent. Under no circumstances will the Rights Agent be deemed to be a fiduciary to BAM, the Company, any Class A Shareholder or any other person under this Agreement. The Rights Agent will not be responsible or liable for the failure of BAM, the Company, BPY, any transfer agent, any Class A Shareholder or any other person to perform in accordance with this Agreement. The Rights Agent shall perform those duties and obligations upon the following terms and conditions:

(a) Before the Rights Agent acts or refrains from acting, it may consult with legal counsel (who may be an employee of the Rights Agent or outside legal counsel for the Rights Agent), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an authorized signatory of BAM identified in Exhibit B-2 attached hereto (which exhibit may be updated by BAM from time to time in BAM’s reasonable discretion, provided that such update does not adversely affect any Class A Shareholder or its rights hereunder in any respect) and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct. The Rights Agent shall not be liable, directly or indirectly, for any special, indirect or consequential damages or losses of any kind whatsoever (including without limitation lost profits), even if the Rights Agent has been advised of the possibility of such losses or damages and regardless of the form of action.

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Company Charter or be required to verify the same.

(e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent); nor shall it be responsible for any breach by BAM of any covenant or condition contained in this Agreement; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any BPY Units to be issued pursuant to this Agreement or as to whether any BPY Units will, when so issued, be validly authorized and issued, fully paid and nonassessable.

(f) BAM agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept (and shall be entitled to conclusively and exclusively rely upon, without further inquiry) instructions with respect to the performance of its duties hereunder from any Person reasonably believed by the Rights Agent to be one of the authorized signatories of BAM listed on Exhibit B-2 attached hereto (which exhibit may be updated by BAM from time to time in BAM’s reasonable discretion, provided that such update does not adversely affect any Class A Shareholder or its rights hereunder in any respect), and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer. Without limiting the generality of the foregoing, whenever the Rights Agent is unable to decide between alternative courses of action permitted or required by the terms of this Agreement, or in the event that the Rights Agent is unsure as to the application of any provision of this Agreement or believes any such provision is ambiguous as to its application, or is, or appears to be, in conflict with any other applicable provision, or in the event that this Agreement permits any determination or discretion by the Rights Agent or is silent or is incomplete as to the course of action that the Rights Agent is required to take with respect to a particular set of facts, the Rights Agent shall promptly give notice (in such form as shall be appropriate under the circumstances) to BAM requesting instruction as to the course of action to be adopted, and to the extent the Rights Agent acts in good faith in accordance with any written instructions received from BAM the Rights Agent shall not be liable on account of such action to any person. If the Rights Agent shall not have received appropriate instruction within ten (10) days of such notice (or such shorter period as reasonably may be specified in such notice or as may be necessary under the circumstances) it shall be entitled to take no action and shall give prompt written notice of its decision not to take action to BAM, to the Company, and to any Exchanging Class A Shareholder that may be affected by such decision not to take action. Any application by the Rights Agent for written instructions from BAM may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Agreement and the date on or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received, in response to such application, written instructions with respect to the proposed action or omission specifying a different action to be taken or omitted.

(h) To the extent permitted by applicable law, the Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Class A Shares or other securities of the Company or become pecuniarily interested in any transaction in which BAM or the Company may be interested, or contract with or lend money to BAM or the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for BAM, the Company or for any other Person.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to BAM or the Class A Shareholders resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

(j) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability (other than expenses and overhead incurred in the ordinary course by the Rights Agent’s performance under this Agreement) in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(k) Other than with respect to a Company Notice, Exchanging Class A Shareholder Notice, BAM instruction, or deposit of Class A Shares in the Received Class A Share Account in accordance with Section 4, the Rights Agent shall not be required to take notice or be deemed to have notice of any fact, event or determination under this Agreement unless and until the Rights Agent shall be specifically notified in writing by BAM of such fact, event or determination.

(l) The Rights Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Rights Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

(m) The Rights Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, instruction or request furnished to it hereunder in accordance with the terms of this Agreement and reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

The Rights Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document.

(n) Unless subject to reimbursement by BAM pursuant to Section 12(a) or reasonably necessary in order for the Rights Agent to perform its express obligations hereunder in accordance herewith, notwithstanding anything contained herein or elsewhere to the contrary, the Rights Agent shall not be required to take any action in any jurisdiction other than in the State of Delaware if the taking of such action will (x) require the Rights Agent in its individual capacity to obtain the consent, approval, authorization or order of or the giving of notice to, or the registration with, or taking of any action in respect of, any state or other governmental authority or agency other than the State of Delaware; (y) result in any fee, tax or other governmental charge under the laws of any jurisdiction other than the State of Delaware becoming payable by the Rights Agent in its individual capacity, or (z) subject the Rights Agent in its individual capacity to personal jurisdiction in any jurisdiction other than the State of Delaware for causes of action arising from acts unrelated to the consummation of the transactions by the Rights Agent contemplated hereby.

(o) The right of the Rights Agent to perform any discretionary act (if any) enumerated in this Agreement shall not be construed as a duty.

Section 15. Change of Rights Agent.

The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days’ notice in writing mailed to BAM and the Company and to each transfer agent of the Class A Shares and the BPY Units by registered or certified mail. BAM may remove the Rights Agent or any successor Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Class A Shares and the BPY Units by registered or certified mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, BAM shall appoint a successor to the Rights Agent. If BAM shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by a Class A Shareholder, then any Class A Shareholder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by BAM or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $100 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, including, without limitation, the Collateral Account, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment BAM shall file notice thereof in writing with the predecessor Rights Agent, the Company, and each transfer agent of the Class A Shares and the BPY Units. Failure to give any notice provided for in this Section 15, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 16. Notices.

Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by any Exchanging Class A Shareholder, other Class A Shareholder, or other holder of a Secondary Exchange Right, to or on BAM shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

Attention: Chief Legal Officer

Subject to the provisions of Section 15 hereof, any notice or demand authorized by this Agreement to be given or made by BAM or by any Exchanging Class A Shareholder, other Class A Shareholder, or other holder of a Secondary Exchange Right to or on the Rights Agent shall be sufficiently given or made if sent by registered or certified mail and shall be deemed given upon receipt and, addressed (until another address is filed in writing with BAM) as follows:

Wilmington Trust, National Association

Attn: Robert L. Reynolds

246 Goose Lane, Suite 105

Guilford, CT 06437

Phone: (203) 453-1318

Fax: (203) 453-1183

Email: rlreynolds@wilmingtontrust.com

With a copy to the following Email address: restructuring@wilmingtontrust.com

Notices or demands authorized by this Agreement to be given or made by BAM or the Rights Agent to any Class A Shareholder shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company or the transfer agent for the Class A Shares.

Section 17. Supplements and Amendments.

BAM may from time to time, and the Rights Agent shall, if BAM so directs, supplement or amend this Agreement without the approval of any Class A Shareholder in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, to make modifications necessary to reflect changes in applicable law, including, without limitation, tax law, or to make any other change, in each case, provided that such change, amendment, modification or supplementation does not adversely affect any Class A Shareholder or its rights hereunder in any respect. Except as set forth in the immediately preceding sentence or as otherwise contemplated by Section 4(a)(i) or Section 14(b) with respect to updates to Exhibits B-1 and B-2, any amendment or modification to this Agreement shall require (a) pursuant to a consent request duly conducted by, and at the expense of, BAM or (b) at a duly called annual or special meeting of the Company’s stockholders, (i) prior to the second (2nd) anniversary of the date of the first issuance of Class A Stock, the affirmative consent or vote, as applicable, of holders of at least two-thirds of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled Affiliates, voting as a class, and the approval of a majority of the independent directors (within the meaning of the listing standards of the securities exchange on which the Company’s securities may then be listed) of the Company and (ii) from and after the second (2nd) anniversary of the date of the first issuance of Class A Stock, either (x) the affirmative consent or vote, as applicable, of holders of a majority of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled Affiliates, voting as a class, and the approval of a majority of the independent directors (within the meaning of the listing standards of the securities exchange on which the Company’s securities may then be listed) of the Company or (y) the affirmative consent or vote, as applicable, of holders of at least two-thirds of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled Affiliates, voting as a class. Any supplement or amendment authorized by this Section 17 shall be evidenced by a writing signed by BAM and the Rights Agent. Notwithstanding anything in this Agreement to the contrary, no supplement or amendment that changes the rights and duties of the Rights Agent under this Agreement will be effective against the Rights Agent without the execution of such supplement or amendment by the Rights Agent. In executing any amendment or supplement contemplated hereby, the Rights Agent shall be provided with, and shall be entitled to conclusively and exclusively rely upon, an opinion of counsel (which may be counsel to BAM) stating that the execution of such amendment or supplement is authorized or permitted by this Agreement and all conditions precedent to the execution and delivery thereof have been duly satisfied or waived.

Section 18. Successors.

All the covenants and provisions of this Agreement by or for the benefit of BAM or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 19. Benefits of this Agreement.

Nothing in this Agreement shall be construed to give to any Person other than BAM, the Rights Agent and the Class A Shareholders any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of BAM, the Rights Agent and the Class A Shareholders.

Section 20. Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 21. Governing Law; Forum Selection.

This Agreement and the Secondary Exchange Rights issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State. Each party to this Agreement irrevocably and unconditionally agrees to be, and all the rights governed by this Agreement, including the rights of the Class A Shareholders in accordance with Section 11 shall be, subject to the exclusive jurisdiction of the state courts sitting in the City of Wilmington in the State of Delaware and of the United States of America located in the District of the State of Delaware for any actions, suits or proceedings arising out of, or relating to, this Agreement. No action, suit or proceeding relating thereto shall be commenced in any other court. Service of any process, summons, notice or document if delivered or made pursuant to Section 16 shall be effective service of process for any action, suit or proceeding. Each party to this Agreement hereby irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the aforementioned courts and hereby further irrevocably and unconditionally waives all claims, and agrees not to plead or claim in any such court, that any action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 22. Counterparts.

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 23. Descriptive Headings.

The table of contents and descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 24. Administration; Termination.

This Agreement shall terminate on the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms without the Pre-Closing Dividend having been paid in accordance therewith, (ii) the first Business Day after the payment of the Pre-Closing Dividend where there shall be no Class A Shares outstanding, other than Class A Shares owned by BAM or its Affiliates, (iii) (a) pursuant to a consent request duly conducted by, and at the expense of, BAM or (b) at a duly called annual or special meeting of the Company’s stockholders, (x) prior to the second (2nd) anniversary of the date of the first issuance of Class A Stock, the affirmative consent or vote, as applicable, of holders of at least two-thirds of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled Affiliates, voting as a class, and the approval of a majority of the independent directors (within the meaning of the listing standards of the securities exchange on which the Company’s securities may then be listed) of the Company and (y) from and after the second (2nd) anniversary of the date of the first issuance of Class A Stock, either (I) the affirmative consent or vote, as applicable, of holders of a majority of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled Affiliates, voting as a class, and the approval of a majority of the independent directors (within the meaning of the listing standards of the securities exchange on which the Company’s securities may then be listed) of the Company or (II) the affirmative consent or vote, as applicable, of holders of at least two-thirds of the outstanding shares of Class A Stock not held by BAM, BPY or their controlled Affiliates, voting as a class, and (iv) the Final Expiration Date; provided that the Final Expiration Date may be extended with the mutual consent of BAM and a majority of the independent members of the Company’s board of directors (upon written notice delivered by BAM to the Rights Agent certifying to that effect). BAM shall provide the Rights Agent with written notice of the termination of this Agreement.

Section 25. No Waiver; Cumulative Rights.

No failure on the part of any Class A Shareholder to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by any Class A Shareholder of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder by such Class A Shareholder or any other Class A Shareholder. Each and every right, remedy and power hereby granted to the Class A Shareholders shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by any Class A Shareholder at any time or from time to time.

Section 26. Fractional Units.

Class A Shareholders holding a number of Subject Class A Shares which would entitle such holders to receive less than one whole BPY Unit pursuant to this Agreement shall receive cash in lieu of fractional units. Fractional BPY Units shall not be distributed to Class A Shareholders or credited to book-entry accounts. With respect to any delivery of BPY Units to a Class A Shareholder under this Agreement, BAM shall promptly instruct the transfer agent for the BPY Units to, as soon as practicable, (a) determine the number of whole BPY Units and fractional BPY Units allocable to each holder of record or beneficial owner of Class A Shares entitled to receive BPY Units at such time, (b) aggregate all such fractional units into whole BPY Units and sell the whole BPY Units obtained thereby in open market transactions, in each case, at then-prevailing trading prices on behalf of holders who would otherwise be entitled to fractional BPY Units, and (c) distribute to each such holder, or for the benefit of each such beneficial owner, such holder or owner’s ratable share of the net proceeds of such sale, based upon the average gross selling price per BPY Unit after making appropriate deductions for any amount required to be withheld for tax purposes and any brokerage fees incurred in connection with these sales of fractional BPY Units. Neither BAM nor the Rights Agent will guarantee any minimum sale price for the fractional BPY Units. Neither BAM nor the Rights Agent will pay any interest on the proceeds from the sale of fractional BPY Units. The transfer agent of the BPY Units acting on behalf of the applicable party will have the sole discretion to select the broker-dealers through which to sell the aggregated fractional BPY Units and to determine when, how and at what price to sell such units, provided that neither the transfer agent nor the broker-dealers through which the aggregated fractional BPY Units are sold shall be Affiliates of BAM.

Section 27. Book Entry.

Reference in this Agreement to certificates for Class A Shares or BPY Units shall include, in the case of uncertificated shares or units, the balances indicated in the book-entry account system of the transfer agent for the Class A Shares or BPY Units, as applicable. Any legend required to be placed on any certificates for Class A Shares or BPY Units may instead be included on any book-entry confirmation or notification to the registered holder of such Class A Shares or BPY Units.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective duly authorized officers as of the day and year first above written.

Brookfield Asset Management Inc.

By:	/s/ Justin Beber
Name:	Justin Beber
Title:	Senior Managing Partner

[Signature Page to Rights Agreement]

Wilmington Trust, National Association
as Rights Agent

By:	/s/ Robert L. Reynolds
Name:	Robert L. Reynolds
Title:	Vice President

[Signature Page to Rights Agreement]

EXHIBIT A

Form of Company Charter

Exhibit A to Annex L, which is Annex 1 to the Amendment to Agreement and Plan of Merger included as part of Annex A, is attached, as updated, as a separate Annex B to this joint proxy statement/prospectus.

EXHIBIT B-1

Authorized Signatures for GGP Inc. (“GGP”)

under Rights Agreement dated as of            , 2018

GGP certifies that the names, titles, telephone numbers and e-mail addresses set forth in this Exhibit B-1 identify the persons authorized to provide the Company Notice.

Name, Title, Telephone Number, and e-mail address for person(s) designated to provide the

Company Notice

Name	Title	Telephone Number	E-mail Address	Signature

L-EX B-1-1

EXHIBIT B-2

Authorized Signatures for Brookfield Asset Management Inc. (“BAM”)

under Rights Agreement dated as of            , 2018

BAM certifies that the names, titles, telephone numbers and e-mail addresses set forth in this Exhibit B-2 identify the persons authorized to provide direction and initiate or confirm transactions, including funds equity transfer instructions, on behalf of the corporation.

Name, Title, Telephone Number, and e-mail address for person(s) designated to provide direction,

including but not limited to funds/equity transfer instructions, and to otherwise direct Wilmington

Trust, National Association, as Rights Agent

Name	Title	Telephone Number	E-mail Address	Signature

L-EX B-2-1

EXHIBIT C

Terms of Compensation of Rights Agent

In consideration for the services of the Rights Agent under the Rights Agreement dated as of April 27, 2018 with Brookfield Asset Management Inc. the Rights Agent shall receive the following compensation from the Liquidating Trust Assets:

Initial Acceptance Fee (one time, payable in advance on the Effective Date)

account opening, document negotiation, KYC solicitation, client onboarding

Administration Fee (payable annually, in advance on the Effective Date and each anniversary thereof)

establishment of books and records, account maintenance, coordination with all professionals including legal, tax, BPY, BAM, DTC, etc.

Custody Fee (charged quarterly in arrears based on average daily market value of assets in                                                       account)

*	custody fee waived if funds held in cash, money market funds, BPY Units or BPY Unit Convertible

Contingent Fee                                                         /exchange/Exchanging Class A Shareholder

(billed only as required if the Rights Agent is required to process an exchange as contemplated by the Agreement)

Fee inclusive of administrative effort and all wire charges or free delivery of shares through DTC

Out-of-Pocket Expenses:

In addition to the fees listed above, all reasonable out-of-pocket expenses will be billed and payable at cost. Out-of-pocket expenses include, but are not limited to, reasonable fees of counsel or other outside professional firms (legal counsel, tax advisor) retained by the Rights Agent (including fees and expenses incurred in litigation), reasonable travel expenses of bank officers to attend closings.

EXTRAORDINARY ADMINISTRATION CHARGES (ONLY IF APPLICABLE):

In the event of extraordinary circumstances requiring administrative time beyond the scope of typical account duties set forth in the Instruments and supporting documents relevant to our appointment, including but not limited to, default and/or bankruptcy administration, additional charges shall accrue at an hourly rate, as follows:

Assistant Vice President, Vice President, Managing Director, Senior Vice President, or Member of Senior Management:

All of the above fees shall be subject to good faith negotiations as to reasonable revisions every seven (7) years and shall be mutually agreed upon between the Rights Agent and BAM.

L-EX C-1

EXHIBIT D-1

Form of Company Notice

To:	Brookfield Asset Management Inc.
Attn: Investor Relations
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
Phone: 1-866-989-0311
Email: enquiries@brookfield.com

Wilmington Trust, National Association
Attn: Project Gold Administrator
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402
Phone: (203) 453-1318
Fax: (203) 453-1183
Email: rlreynolds@wilmingtontrust.com
With a copy to the following Email address: restructuring@wilmingtontrust.com

Wilmington Trust, National Association:

Reference is made to that certain Rights Agreement, dated as of April 27, 2018, between Brookfield Asset Management Inc., and Wilmington Trust, National Association (the “Rights Agreement”). Capitalized terms that are not otherwise defined in this Exchanging Class A Shareholder Notice shall have the meanings given to them in the Rights Agreement.

THE DTC FREE DELIVERY OF THE SUBJECT CLASS A SHARES SHOULD BE DIRECTED TO THE RIGHTS AGENT’S DTC PARTICIPANT NUMBER 990, FOR FURTHER CREDIT OF THE RECEIVED CLASS A SHARE ACCOUNT, ACCOUNT NUMBER [WT TO INSERT]. The Company represents and warrants that, with respect to                      Subject Class A Share(s):

(i) the Company has not satisfied its obligation under subsection C(3)(a) of Article IV of the Company Charter by delivering the Cash Amount on the applicable Specified Exchange Date; and

(ii) BPI has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share(s) from the Exchanging Class A Shareholder and delivered the BPY Units Amount in exchange therefor pursuant to subsection C(3)(b) of Article IV of the Company Charter on the applicable Specified Exchange Date.

The BPY Units Amount and the Cash Amount for such Subject Class A Share(s) are as follows:

BPY Units Amount:

Cash Amount:

The BPY Units Amount or the Cash Amount, as applicable, shall be issued or paid to the Exchanging Class A Shareholder, whose information is as follows:

Please insert social security

or other identifying number

(Please print name and address)

Delivery instructions for BPY Units Amount:

[Please insert complete instructions including recipient’s DTC participant number and the account number at the participant.]

L-EX D-1-1

Delivery instructions for Cash Amount:

[Please insert complete wire transfer instructions.]

Dated:                  ,

GGP Inc., a Delaware corporation

By:
Name:
Title:

EXHIBIT D-2

Form of Exchanging Class A Shareholder Notice

To:	Brookfield Asset Management Inc.
Attn: Investor Relations
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
Phone: 1-866-989-0311
Email: enquiries@brookfield.com

Wilmington Trust, National Association
Attn: Project Gold Administrator
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402
Phone: (203) 453-1318
Fax: (203) 453-1183
Email: rlreynolds@wilmingtontrust.com
With a copy to the following Email address: restructuring@wilmingtontrust.com

Wilmington Trust, National Association:

Reference is made to that certain Rights Agreement, dated as of April 27, 2018, between Brookfield Asset Management Inc., and Wilmington Trust, National Association (the “Rights Agreement”). Capitalized terms that are not otherwise defined in this Exchanging Class A Shareholder Notice shall have the meanings given to them in the Rights Agreement.

THE DTC FREE DELIVERY OF THE SUBJECT CLASS A SHARES SHOULD BE DIRECTED TO THE RIGHTS AGENT’S DTC PARTICIPANT NUMBER 990, FOR FURTHER CREDIT OF THE RECEIVED CLASS A SHARE ACCOUNT, ACCOUNT NUMBER [WT TO INSERT].

The undersigned (the “Holder”) represents and warrants that, with respect to                     Subject Class A Share(s):

(i) the Company has not satisfied its obligation under subsection C(3)(a) of Article IV of the Company Charter by delivering the Cash Amount on the applicable Specified Exchange Date;

(ii) BPI has not, upon its election in its sole and absolute discretion, acquired such Subject Class A Share(s) from the Exchanging Class A Shareholder and delivered the BPY Units Amount in exchange therefor pursuant to subsection C(3)(b) of Article IV of the Company Charter on the applicable Specified Exchange Date; and

(iii) The Company has failed to deliver (to the knowledge of such Exchanging Class A Shareholder) a Company Notice with respect to the Subject Class A Share(s) identified above in accordance with Section 4(a)(i) of the Rights Agreement (or a Company Notice is not required with respect to this Exchanging Class A Shareholder Notice in accordance with subsection (C)(3)(k) of Article IV of the Company Charter).

Pursuant to and in accordance with the terms and conditions of the Rights Agreement, the Holder irrevocably elects to exercise its Secondary Exchange Rights for the Holder’s Subject Class A Shares identified above. The BPY Units Amount or the Cash Amount, as applicable, shall be issued or paid to:

Please insert social security

or other identifying number

L-EX D-2-1

(Please print name and address)

Delivery instructions for BPY Units Amount:

[Please insert complete instructions including recipient’s DTC participant number and the account number at the participant.]

Delivery instructions for Cash Amount:

[Please insert complete wire transfer instructions.]

Dated:                  ,

Signature

Signature Medallion Guaranteed:

Signatures should be guaranteed by an eligible guarantor institution (bank, stock broker or savings and loan association with membership in an approved signature medallion program).